Form 20-F
period 2015-12-31
Affimed N.V.
filed 2016-03-30
CIK 1608390

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to .

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

Commission file number: 001-36619

AFFIMED N.V.
(Exact name of Registrant as specified in its charter)

The Netherlands
(Jurisdiction of incorporation or organization)

Technologiepark, Im Neuenheimer Feld 582
69120 Heidelberg, Germany,
(+49) 6221-65307-0
(Address of principal executive offices)

Florian Fischer, CFO
Tel: (+49) 6221-65307-0
Technologiepark, Im Neuenheimer Feld 582
69120 Heidelberg, Germany
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Copies to:
Sophia Hudson
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017
Phone: (212) 450-4000
Fax: (212) 701-5800

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

Common shares: 33,259,404

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

☐ Yes	☒ No (not required)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-accelerated Filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

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

Forward-looking statements appear in a number of places in this Annual Report and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section “Item 3. Key Information—D. Risk factors” in this Annual Report. These risks and uncertainties include factors relating to:

▪	our operation as a development stage company with limited operating history and a history of operating losses; as of December 31, 2015, our accumulated deficit was €120.2 million;

▪	the chance our clinical trials may be delayed or not be successful and clinical results may not reflect results seen in previously conducted preclinical studies and clinical trials;

▪	our reliance on contract manufacturers and contract research organizations over which we have limited control;

▪	our lack of adequate funding to complete development of our product candidates and the risk we may be unable to access additional capital on reasonable terms or at all to complete development and begin commercialization of our product candidates;

▪	our dependence on the success of AFM13 and AFM11, which are still in clinical development and may eventually prove to be unsuccessful;

▪	uncertainty surrounding whether the clinical development steps up to commercialization will gain regulatory approval;

▪	the outcome of any, or any discussions we may enter regarding, acquisitions, dispositions, partnerships, license transactions or changes to our capital structure, including future securities offerings;

▪	the chance that we may become exposed to costly and damaging liability claims resulting from the testing of our product candidates in the clinic or in the commercial stage;

▪	if our product candidates obtain regulatory approval, our being subject to expensive ongoing obligations and continued regulatory overview;

▪	enacted and future legislation may increase the difficulty and cost for us to obtain marketing approval and commercialization;

▪	the chance that our products may not gain market acceptance, in which case we may not be able to generate product revenues;

▪	our reliance on our current strategic relationships with the DKFZ, Xoma, LLS, Amphivena and Amphivena’s other investors and partners, including MPM Capital, Aeris Capital and Janssen, Merck, and the potential failure to enter into new strategic relationships;

▪	our reliance on third parties to conduct our nonclinical and clinical trials and on third-party single-source suppliers to supply or produce our product candidates;

▪	our ability to scale-up manufacturing processes of our product candidates and also to reduce the cost of manufacturing our product candidates in advance of any commercialization;

▪	our future growth and ability to compete, which depends on our retaining key personnel and recruiting additional qualified personnel; and

▪	other risk factors discussed under “Item 3. Key Information—D. Risk factors.”

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

The comprehensive loss and financial position data for the years ended December 31, 2012, 2013, 2014 and 2015 of Affimed N.V. are derived from our consolidated financial statements. We maintain our books and records in euros, and we prepare our financial statements under International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

Financial information presented in the consolidated financial statements of Affimed N.V. for periods prior to the corporate reorganization on September 17, 2014 is that of Affimed Therapeutics AG, Heidelberg, Germany, and its subsidiary.

This financial information should be read in conjunction with “Item 5—Operating and Financial Review and Prospects” and our consolidated audited financial statements, including the notes thereto, included in this Annual Report.

	Consolidated Statements of Comprehensive Loss Data
	For the years ended December 31,
(in thousands of € except for per share data)	2012	2013	2014	2015
Revenue	1,173	5,087	3,382	7,562
Other income/(expenses)—net	206	610	381	651
Research and development expenses	(8,726)	(14,354)	(9,595)	22,008
General and administrative expenses	(3,050)	(7,046)	(2,346)	7,548
Operating loss	(10,397)	(15,703)	(8,178)	(21,343)
Finance income/(costs)—net	(3,926)	(10,397)	7,753	1,104
Loss before tax	(14,323)	(26,100)	(425)	(20,239)
Income taxes	9	1	166	0
Loss for the period	(14,314)	(26,099)	(259)	(20,239)
Total comprehensive loss	(14,314)	(26,099)	(259)	(20,239)
Loss per share in € per share	(0.97)	(1.76)	(0.01)	(0.71)

	As of December 31,
(in thousands of €)	2012	2013	2014	2015
Cash and cash equivalents	4,902	4,151	39,725	76,740
Total assets	7,191	6,500	41,909	79,322
Total liabilities	80,815	105,723	10,114	12,048
Accumulated deficit	(73,631)	(99,730)	(99,989)	(120,228)
Total equity	(73,124)	(99,223)	31,795	67,274

Exchange Rate Information

Our business is primarily conducted in the European Union, and we maintain our books and records in euros. We have presented results of operations in euros.

In this Annual Report, translations from euros to U.S. dollars (and vice versa):

▪	relating to payments made on or before December 31, 2015 were made at the rate in effect at the time of the relevant payment; and

▪	relating to future payments were made at the rate of €0.919 to $1.00, the official exchange rate quoted as of December 31, 2015 by the European Central Bank.

Such U.S. dollar amounts are not necessarily indicative of the amounts of U.S. dollars that could actually have been purchased upon exchange of euros at the dates indicated.

The following table presents information on the exchange rates between the euro and the U.S. dollar for the periods indicated using the rates provided by the European Central Bank:

	Period-end	Average for period	Low	High
	(€ per U.S. dollar)
Year Ended December 31:
2011	0.773	0.718	0.672	0.776
2012	0.758	0.778	0.743	0.827
2013	0.725	0.753	0.724	0.783
2014	0.824	0.754	0.717	0.824
2015	0.919	0.902	0.830	0.948
Month Ended:
September 30, 2015	0.893	0.891	0.876	0.898
October 31, 2015	0.908	0.890	0.874	0.915
November 30, 2015	0.945	0.932	0.907	0.945
December 31, 2015	0.919	0.919	0.910	0.943
January 31, 2016	0.916	0.921	0.914	0.930
February 29, 2016	0.918	0.901	0.884	0.919
March 2016 (through March 24, 2016)	0.897	0.904	0.884	0.921

B.	Capitalization and indebtedness

Not applicable.

C.	Reasons for the offer and use of proceeds

Not applicable.

D.	Risk factors

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

A phase 2a clinical trial of AFM13 in patients with Hodgkin Lymphoma, or HL, started recruitment in the second quarter of 2015. We expect interim data in the second quarter of 2016 and primary endpoint data by the end of 2016. In addition we are also supporting an investigator-sponsored phase 1b/2a clinical trial of AFM13 in patients with CD30+ lymphoma conducted by Columbia University for which Columbia submitted an IND to the FDA that has since become effective. We are also planning to initiate a phase 1b study investigating the combination of AFM13 with Merck’s anti PD-1 antibody KEYTRUDA® (pembrolizumab) in patients with relapsed/refractory HL in the first half of 2016.

We have initiated a phase 1 clinical trial of AFM11 in patients with non-Hodgkin Lymphoma, or NHL, and expect to report first data by the end of 2016. A phase 1 clinical trial of AFM11 in patients with acute lymphocytic leukemia, or ALL, is planned to commence in the first half of 2016. The commencement of these planned clinical trials could be substantially delayed or prevented by several factors, including:

▪	further discussions with the FDA, the EMA, the PEI or other regulatory agencies regarding the scope or design of our clinical trials;

▪	the limited number of, and competition for, suitable sites to conduct our clinical trials, many of which may already be engaged in other clinical trial programs, including some that may be for the same indication as our product candidates;

▪	any delay or failure to obtain regulatory approval or agreement to commence a clinical trial in any of the countries where enrollment is planned;

▪	inability to obtain sufficient funds required for a clinical trial;

▪	clinical holds on, or other regulatory objections to, a new or ongoing clinical trial;

▪	delay or failure in the testing, validation, manufacture and delivery of sufficient supplies of product candidate for our clinical trials;

▪	delay or failure to reach agreement on acceptable clinical trial agreement terms with prospective sites or clinical research organizations, or CROs, the terms of which can be subject to extensive negotiation and may vary significantly among different sites or CROs; and

▪	delay or failure to obtain institutional review board, or IRB, or ethics committee approval to conduct a clinical trial at a prospective site.

The completion of our clinical trials could also be substantially delayed or prevented by several factors, including:

▪	slower than expected rates of patient recruitment and enrollment;

▪	failure of patients to complete the clinical trial or return for post-treatment follow-up;

▪	unforeseen safety issues, including severe or unexpected drug-related adverse effects experienced by patients, including possible deaths;

▪	lack of efficacy during clinical trials;

▪	termination of our clinical trials by one or more clinical trial sites;

▪	inability or unwillingness of patients or clinical investigators to follow our clinical trial protocols;

▪	inability to monitor patients adequately during or after treatment by us and/or our CROs; and

▪	the need to repeat or terminate clinical trials as a result of inconclusive or negative results or unforeseen complications in testing.

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

In the United States, we plan to seek fast track designation of AFM13; and we may seek fast track designation of AFM11 and/or our other product candidates or breakthrough designation of AFM13 and/or AFM11 and/or our other product candidates. There is no assurance that the FDA will grant either such designation; and, even if it does grant either such designation to AFM13 or AFM11 or one of our other product candidates, such designation may not actually lead to a faster development or regulatory review or approval process and does not increase the likelihood that our product candidates will receive marketing approval in the United States.

We plan to seek fast track of AFM13 as a monotherapy and/or as a combination therapy for patients with relapsed/refractory HL, and we may see fast track designation of AFM11 or breakthrough designation of AFM13 and/or AFM11 and/or our other product candidates. The fast track program, a provision of the FDA Modernization Act of 1997, is designed to facilitate interactions between a sponsoring company and the FDA before and during submission of a BLA for an investigational agent that, alone or in combination with one or more other drugs, is intended to treat a serious or life-threatening disease or condition, and which demonstrates the potential to address an unmet medical need for that disease or condition. Under the fast track program, the FDA may consider reviewing portions of a marketing application before the sponsor submits the complete application if the FDA determines, after a preliminary evaluation of the clinical data, that a fast track product may be effective. A fast track designation provides the opportunity for more frequent interactions with the FDA, and a fast track product could be eligible for priority review if supported by clinical data at the time of submission of the BLA.

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

We may be unable to obtain orphan product designation or exclusivity for some of our product candidates. If our competitors are able to obtain orphan product exclusivity for their products in the same indications for which we are developing our product candidates, we may not be able to have our products approved by the applicable regulatory authority for a significant period of time. Conversely, if we obtain orphan drug exclusivity for some of our product candidates, we may not be able to benefit from the associated marketing exclusivity.

Regulatory authorities in some jurisdictions, including the United States and Europe, may designate drugs for relatively small patient populations as orphan drugs. Under the Orphan Drug Act, the FDA may designate a product candidate as an orphan drug if it is a drug intended to treat a rare disease or condition, which is generally defined as a patient population of fewer than 200,000 individuals annually in the United States. In the European Union, or the EU, the European Commission may designate a product candidate as an orphan medicinal product if it is a medicine for the diagnosis, prevention or treatment of life-threatening or very serious conditions that affect not more than five in 10,000 persons in the European Union, or it is unlikely that marketing of the medicine would generate sufficient returns to justify the investment needed for its development. We have received orphan drug designation for AFM13 for the treatment of HL in the United States and Europe, but orphan drug status may not ensure that we have market exclusivity in a particular market and there is no assurance we will be able to receive orphan drug designation for AFM11 or any additional product candidates. Further, the granting of a request for orphan drug designation does not alter the standard regulatory requirements and process for obtaining marketing approval.

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

Even if we obtain orphan drug exclusivity for one or more of our products that exclusivity may not effectively protect the product from competition because exclusivity can be suspended under certain circumstances. In the United States, even after an orphan drug is approved, the FDA can subsequently approve another drug for the same condition if the FDA concludes that the later drug is clinically superior in that it is shown to be safer, more effective or makes a major contribution to patient care. In the European Union, orphan exclusivity will not prevent a marketing authorization being granted for a similar medicinal product in the same indication if the new product is safer, more effective or otherwise clinically superior to the first product or if the marketing authorization holder of the first product is unable to supply sufficient quantities of the product.

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

Although all of our product candidates have undergone or will undergo safety testing to the extent possible and agreed with health authorities, not all adverse effects of drugs can be predicted or anticipated. Immunotherapy and its method of action of harnessing the body’s immune system, especially with respect to T-cell TandAbs, is powerful and could lead to serious side effects that we only discover in clinical trials. Unforeseen side effects from any of our product candidates could arise either during clinical development or, if such side effects are rarer, after our product candidates have been approved by regulatory authorities and the approved product has been marketed, resulting in the exposure of additional patients. All of our product candidates are still in clinical or preclinical development. While our phase 1 clinical trials for AFM13 demonstrated a favorable safety profile, the results from future trials of AFM13 may not confirm these results. We have recently commenced our phase 1 clinical trial of AFM11, the primary objective of which is to assess safety. The harnessing of T-cells to kill tumors is risky and may have unintended consequences. So far we have not previously demonstrated that AFM11 is safe in humans, and we cannot predict if the ongoing phase 1 clinical trial will do so.

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

The commercial success of our products will depend in part on public acceptance of the use of cancer immunotherapies. Adverse events in clinical trials of our product candidates or in clinical trials of others developing similar products and the resulting publicity, as well as any other adverse events in the field of immuno-oncology that may occur in the future, could result in a decrease in demand for any products that we may develop. For example, Memorial Sloan Kettering’s recent suspension of enrollment of a trial of Juno Therapeutics’ therapy using T-cells reengineered with chimeric antigen receptors (CARs) against CD19-positive B-cells for aggressive NHL attracted significant negative attention (although the hold was subsequently lifted). Although the mode of action of our T-cell TandAbs differs from that of CARs, the public may not always differentiate between our therapies and others in the field. If public perception is influenced by claims that the use of cancer immunotherapies is unsafe, our products may not be accepted by the general public or the medical community.

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

Successful and timely completion of clinical trials will require that we enroll a sufficient number of patient candidates. Trials may be subject to delays as a result of patient enrollment taking longer than anticipated or patient withdrawal. Patient enrollment depends on many factors, including the size and nature of the patient population, eligibility criteria for the trial, the proximity of patients to clinical sites, the design of the clinical protocol, the availability of competing clinical trials, the availability of new drugs approved for the indication the clinical trial is investigating, and clinicians’ and patients’ perceptions as to the potential advantages of the drug being studied in relation to other available therapies. For example, our product candidate AFM13 has orphan drug designation for the treatment of HL, which means that the potential patient population is limited. Further, in our phase 2a clinical trial of AFM13 as well as in our phase 1b combination study of AFM13 with Merck’s anti PD-1 antibody KEYTRUDA® (pembrolizumab) we plan to enroll patients with relapsed/refractory HL who have been treated with Adcetris (brentuximab vedotin), which is an even more limited population of patients. As we are developing AFM13 and AFM11 for patients for whom all other therapies have failed and who may not have long to live, patients may elect not to participate in our, or any, clinical trial. In addition, there are several other drugs potentially in development for the indications for which we may develop AFM13 and AFM11, and we may compete for patients with the sponsors of trials for those drugs. These factors may make it difficult for us to enroll enough patients to complete our clinical trials in a timely and cost-effective manner. Delays in the completion of any clinical trial of our product candidates will increase our costs, slow down our product candidate development and approval process and delay or potentially jeopardize our ability to commence product sales and generate revenue. In addition, some of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our product candidates.

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

We may not be able to achieve the prices for our products that we may need for sustained profitability. In particular, there are different and changing reimbursement regulations in major market countries and other countries, and we might not be able to show the specific benefit or other requirements required for reimbursement or reimbursement at a specified pricing level in one or more jurisdictions.

In addition, if we successfully develop combinations of our product candidates with other potentially expensive agents, the market may not allow for premium pricing of our products and hence may impair our ability to achieve profitability.

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

There is a large number of companies developing or marketing treatments for cancer disorders, including many major pharmaceutical and biotechnology companies. These treatments consist both of small molecule drug products, as well as biologic therapeutics that work, among others, either by using next-generation antibody technology platforms or new immunological approaches to address specific cancer targets. These treatments are often combined with one another in an attempt to maximize the response rate. In addition, several companies are developing therapeutics that work by targeting multiple specificities using a single recombinant molecule, as we are.

Adcetris, an antibody-drug conjugate targeting CD30, was approved by the FDA in relapsed/refractory HL in 2011. In addition, Adcetris was approved by the FDA in 2015 for the treatment of patients with HL at high risk of relapse or progression following autologous hematopoietic stem cell transplantation as consolidation treatment. In the European Union, Adcetris is approved for the same indications. Adcetris is currently being investigated in different settings and various combinations in HL. Recent data indicate high complete response rates when combined with ipilimumab or bendamustine in relapsed/refractory HL.

Recently, clinical phase 1 data with the anti PD-1 CPIs nivolumab and pembrolizumab in HL was published in the New England Journal of Medicine and at several conferences. This early data indicates the potential of anti PD-1 antibodies to cause high response rates in the salvage setting of HL. The FDA has granted breakthrough designation for nivolumab in relapsed/refractory HL. Phase 2 studies are reported to be ongoing with nivolumab and pembrolizumab (registrational intent). If AFM13 were to be approved for HL, we would be in competition with these therapies, as well as any other therapies or combination regimens that comprise the standard of care that AFM13 could potentially displace. Several other agents have reached proof of concept clinical trials in HL, including Afinitor® (Novartis AG), ferritarg (MABLife), lirilumab (Innate Pharma), panobinostat (Novartis) and lenalidomide (Celgene).

With respect to competitors for AFM11, rituximab has been approved to treat certain types of NHL in both the United States and Europe and is generally combined with a chemotherapy regimen (typically CHOP or bendamustine). Imbruvica, a small molecule drug targeting malignant B-cells, was approved by the FDA in 2013 to treat the mantle cell variant of NHL (MCL). Amgen develops cancer product candidates that work by targeting receptors both on immune cells and cancer cells, like our TandAbs. Amgen’s blinatumomab, a product based on the BiTE® (bispecific T-cell engager) technology, is an antibody construct similar to AFM11 and was approved by the FDA and EMA to treat patients with relapsed and refractory Philadelphia chromosome-negative precursor B-cell acute lymphoblastic leukemia (B-cell ALL). MacroGenics’ MGD011, a CD19xCD3 DART entered phase I in B-NHL and ALL and is being developed in partnership with Janssen Biotech. Morphosys is developing an Fc-enhanced anti-CD19 monoclonal antibody (phase II). Regeneron is developing a bispecific CD20xCD3 antibody for the treatment of NHL, which is currently in phase I. In October 2015, the FDA granted breakthrough designation to Pfizer`s CD22-targeting antibody-drug conjugate inotuzumab ozogamizin for the treatment of relapsed and refractory B-ALL. A second CD19-targeting antibody-drug conjugate is being developed by Seattle Genetics and has entered phase II in NHL. Juno Therapeutics, Novartis, Bellicum, Cellectis and Kite Pharma are each developing therapies using T-cells reengineered with chimeric antigen receptors (CARs) against CD19-positive B-cells. This therapeutic approach, which utilizes a patient’s own T-cells after ex-vivo genetic modification, is currently being investigated in early stage clinical trials. Although limited data are available, CAR treatments seem to result in high response rates, specifically in ALL.

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

In addition, our ability to compete in the future may be affected in many cases by insurers or other third-party payors seeking to encourage the use of biosimilar products. In March 2010, President Obama signed into law the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or collectively, the Health Care Reform Law, a sweeping law intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add new transparency requirements for health care and health insurance industries, impose new taxes and fees on the health industry and impose additional health policy reforms. The Health Care Reform Law also created a new regulatory scheme authorizing the FDA to approve biosimilars. Under the Health Care Reform Law, a manufacturer may submit an application for licensure of a biologic product that is “biosimilar to” or “interchangeable with” a previously approved biological product or “reference product,” without the need to submit a full package of preclinical and clinical data. Under this new statutory scheme, an application for a biosimilar product may not be submitted to the FDA until four years following approval of the reference product. The FDA may not approve a biosimilar product until 12 years from the date on which the reference product was approved. Even if a product is considered to be a reference product eligible for exclusivity, another company could market a competing version of that product if the FDA approves a full BLA for such product containing the sponsor’s own preclinical data and data from adequate and well-controlled clinical trials to demonstrate the safety, purity and potency of their product. Furthermore, recent legislation has proposed that the 12-year exclusivity period for each a reference product may be reduced to seven years.

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

In the United States, the Medicare Prescription Drug, Improvement, and Modernization Act of 2003, or the Medicare Modernization Act, changed the way Medicare covers and pays for pharmaceutical products. The legislation expanded Medicare coverage for drug purchases by the elderly and introduced a new reimbursement methodology based on average sale prices for physician-administered drugs. In addition, this legislation provided authority for limiting the number of drugs that will be covered in any therapeutic class. Cost-reduction initiatives and other provisions of this legislation could decrease the coverage and price that we receive for any approved products. If we successfully develop combinations of our product candidates with other potentially expensive agents, we may not achieve premium pricing for our products, which may impair our ability to achieve profitability.While the Medicare Modernization Act applies only to drug benefits for Medicare beneficiaries, private payors often follow Medicare coverage policy and payment limitations in setting their own reimbursement rates. Therefore, any reduction in reimbursement that results from the Medicare Modernization Act may result in a similar reduction in payments from private payors.

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

We face an inherent risk of product liability lawsuits related to the testing of our product candidates in seriously ill patients, and will face an even greater risk if product candidates are approved by regulatory authorities and introduced commercially. Despite mandatory product liability insurances in the countries in which we are conducting our clinical trials, we cannot exclude that any claims will be brought against us or our collaborators although product liability claims by participants enrolled in our clinical trials will be usually covered by our insurances. If we cannot successfully defend ourselves against any such claims, we may incur substantial liabilities. Regardless of their merit or eventual outcome, liability claims may result in:

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

We currently hold €10 million in business liability insurance coverage per year in the aggregate, with a per incident limit of €5 million except for environmental liability risks, for which the per incident limit is €3 million. We also hold €5 million in clinical trial insurance for the AFM11 phase 1 clinical trial with a per incident limit of €0.5 million. Our current insurance coverage and any additional coverage for further clinical trials may not be adequate to cover all liabilities that we may incur. We may need to increase and expand our insurance coverage when we begin the commercialization of our product candidates. Insurance coverage is becoming increasingly expensive. As a result, we may be unable to maintain or obtain sufficient insurance at a reasonable cost to protect us against losses that could have a material adverse effect on our business. A successful product liability claim or series of claims brought against us, particularly if judgments exceed any insurance coverage we may have, could decrease our cash resources and adversely affect our business, financial condition and results of operation.

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

Potential future revenue may be derived from abroad, particularly from the United States. As a result, our business and share price may be affected by fluctuations in foreign exchange rates between the euro and these other currencies, which may also have a significant impact on our reported results of operations and cash flows from period to period. We have converted into euros only the portion of the IPO proceeds and the proceeds from our follow-on offering in May and the private placement in October 2015 that will be spent in euros according to our budget. If the euro/US$ ratio changes, we may be subject to foreign exchange-rate risk. Currently, we do not have any other exchange rate hedging measures in place. In addition, the possible abandonment of the euro by one or more members of the European Union could materially affect our business in the future. Despite measures taken by the European Union to provide funding to certain EU member states in financial difficulties and by a number of European countries to stabilize their economies and reduce their debt burdens, it is possible that the euro could be abandoned in the future as a currency by countries that have adopted its use. This could lead to the re-introduction of individual currencies in one or more EU member states, or in more extreme circumstances, the dissolution of the European Union. The effects on our business of a potential dissolution of the European Union, the exit of one or more EU member states from the European Union or the abandonment of the euro as a currency, are impossible to predict with certainty, and any such events could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Our Financial Position and Need for Additional Capital

We have incurred significant losses since inception and anticipate that we will continue to incur losses for the foreseeable future. We have no products approved for commercial sale, and to date we have not generated any revenue or profit from product sales. We may never achieve or sustain profitability.

We are a clinical-stage biopharmaceutical company with a limited operating history. We have incurred significant losses since our inception. As of December 31, 2015, our accumulated deficit was €120.2 million. Our losses have resulted principally from expenses incurred in research and development of our product candidates and from general and administrative expenses that we have incurred while building our business infrastructure. We expect to continue to incur losses for the foreseeable future, and we expect these losses to increase as we continue our research and development of, and seek regulatory approvals for, our product candidates, prepare for and begin to commercialize any approved products, and add infrastructure and personnel to support our product development efforts and operations as a public company. The net losses and negative cash flows incurred to date, together with expected future losses, have had, and likely will continue to have, an adverse effect on our shareholders’ equity and working capital. The amount of future net losses will depend, in part, on the rate of future growth of our expenses and our ability to generate revenue.

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

We are advancing our product candidates through clinical development. Developing pharmaceutical products, including conducting preclinical studies and clinical trials, is expensive. In order to obtain such regulatory approval, we will be required to conduct clinical trials for each indication for each of our product candidates. We will require additional funding to complete the development and commercialization of our product candidates and to continue to advance the development of our other product candidates, and such funding may not be available on acceptable terms or at all. Although it is difficult to predict our liquidity requirements, based upon our current operating plan, we anticipate that our existing cash and cash equivalents and additional budgeted revenues will enable us to fund the clinical development of AFM13 and AFM11 and a pre-clinical development of AFM21/AFM 22 and AFM 24 until the first quarter of 2018, assuming all of our programs advance as currently contemplated. Because successful development of our product candidates is uncertain, we are unable to estimate the actual funds we will require to complete research and development and to commercialize our product candidates.

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

As of December 31, 2015, we had €76.7 million in cash and cash equivalents. Our management will have broad discretion in the use of such cash and cash equivalents and could spend it in ways that do not improve our results of operations or enhance the value of our common shares. The failure by our management to apply these funds effectively could result in financial losses that could have a material adverse effect on our business, cause the price of our common shares to decline and delay the development of our product candidates. Pending their use, we may invest our cash and cash equivalents in a manner that does not produce income or that loses value.

Our ability to use our net operating loss carry forwards and other tax attributes may be limited.

Our ability to utilize our net operating losses, or NOLs, is currently limited, and may be limited further, under Section 8c of the Körperschaftsteuergesetz (the German Corporation Income Tax Act) and Section 10c of the Gewerbesteuergesetz (the German Trade Tax Act). These limitations apply if a qualified ownership change, as defined by Section 8c of the Körperschaftsteuergesetz, occurs and no exemption is applicable. Generally, a qualified ownership change occurs if more than 25% of the share capital or the voting rights are directly or indirectly transferred to a shareholder or a group of shareholders within a period of five years. A qualified ownership change may also occur in case of an increase in capital leading to a respective change in the shareholding. In the case of such a qualified ownership change tax loss carry forwards, consisting of the NOLs in the same percentage as the ownership change, cannot be utilized. If the percentage of the ownership change exceeds 50%, tax loss carry forwards expire in full. To the extent that the tax loss carry forwards do not exceed hidden reserves taxable in Germany, they may be further utilized despite a qualified ownership change.

As of December 31, 2015, we had NOL carry forwards for German tax purposes of €89 million. Future changes in share ownership may also trigger an ownership change and, consequently, a Section 8c Körperschaftsteuergesetz or a Section 10c Gewerbesteuergesetz limitation. Any limitation may result in the expiration of a portion or the complete tax operating loss carry forwards before they can be utilized. As a result, if we earn net taxable income, our ability to use our pre-change NOL carry forwards to reduce German income tax may be subject to limitations, which could potentially result in increased future cash tax liability to us.

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

We have entered into collaborations with other companies that we believe have provided us with valuable funding, including our collaboration through Amphivena and our collaborations with The Leukemia & Lymphoma Society and Merck. In the future, we may enter into additional collaborations to leverage our technology platforms, fund our research and development programs or to gain access to sales, marketing or distribution capabilities. Our existing collaborations, and any future collaborations we enter into, may pose a number of risks, including the following:

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

If our collaborations on research and development candidates do not result in the successful development and commercialization of products or if one of our collaborators terminates its agreement with us, we may not receive any future research funding or milestone or royalty payments under the collaboration. If we do not receive the funding we expect under these agreements, our development of our technology platforms and product candidates could be delayed and we may need additional resources to develop product candidates and our technology platforms. All of the risks relating to product development, regulatory approval and commercialization described in this Annual

Report also apply to the activities of our program collaborators. Furthermore, Amphivena has entered into a warrant agreement with Janssen Biotech Inc. that gives Janssen the option to acquire Amphivena following IND acceptance by the FDA, upon predetermined terms, in exchange for payments under the warrant. If (1) Janssen does not exercise its option to purchase Amphivena or terminates the warrant early, (2) no other pharmaceutical company licenses the project for clinical development or (3) insufficient financing is obtained to finance the clinical development of Amphivena’s product candidate, such facts could be viewed as having negative implications for our business and prospects. Additionally, if Amphivena does not have enough funding to pay the license and development fees due to us under the license and development agreement, there is a risk that funding will not be available to continue the development of the program. If such lack of funding exists, we may never reach IND acceptance. However if Amphivena is able to show promising data for its program, we may decide to provide financing for the program.

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

We expect to continue to depend on independent clinical investigators and CROs to conduct our clinical trials. CROs may also assist us in the collection and analysis of data. There is a limited number of third-party service providers that specialize or have the expertise required to achieve our business objectives. Identifying, qualifying and managing performance of third-party service providers can be difficult, time consuming and cause delays in our development programs. These investigators and CROs will not be our employees and we will not be able to control, other than by contract, the amount of resources, including time, which they devote to our product candidates and clinical trials. In addition, certain clinical trials in which we are involved and which are testing our product candidates are sponsored by academic sites, known as Investigator Sponsored Trials, or ISTs. By definition, the financing, design, and conduct of the study is under the sole responsibility of the respective sponsor. Therefore, we have limited control over these studies and we do not have control over the timing and reporting of the data from these trials. The following studies are ISTs: AFM 13 phase 2a in HL and AFM 13 phase 1b/2a in CD30+ lymphoma. If independent investigators or CROs fail to devote sufficient resources to the development of our product candidates, or if their performance is substandard, it may delay or compromise the prospects for approval and commercialization of any product candidates that we develop. In addition, the use of third-party service providers requires us to disclose our proprietary information to these parties, which could increase the risk that this information will be misappropriated. Further, the FDA and other regulatory authorities require that we comply with standards, commonly referred to as current Good Clinical Practice, or cGCP, and other local legal requirements, e.g. data privacy, for conducting, recording and reporting clinical trials to assure that data and reported results are credible and accurate and that the rights, integrity and confidentiality of trial subjects are protected. Failure of clinical investigators or CROs to meet their obligations to us or comply with cGCP procedures or other applicable legal requirements could adversely affect the clinical development of our product candidates and harm our business.

We contract with third parties for the manufacture of our product candidates for clinical testing and expect to continue to do so for commercialization. We also contract with third parties for the manufacture and supply of compounds we are investigating in clinical trials in combination with our products. This reliance on third parties increases the risk that we will not have sufficient quantities of our product candidates or products, or compounds of such third parties, or such quantities at an acceptable cost, which could delay, prevent or impair our development or commercialization efforts.

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

For our planned clinical development of AFM13 in combination with the anti PD-1 CPI KEYTRUDA® (pembrolizumab) we entered into an agreement with Merck pursuant to which Merck will provide us with pembrolizumab to conduct a phase 1b clinical combination trial in relapsed/refractory HL. We are dependent on Merck for this supply. In addition, if we wish to pursue further development of AFM13 in combination with pembrolizumab or any other CPI, we will need to reach an agreement with Merck or another manufacturer for such supply of pembrolizumab or another CPI, respectively. If we do not have an adequate supply and/or cannot reach an agreement with the applicable manufacturer, we may not be able to develop AFM13 in such a combination. Any future supply agreement with a manufacturer for combination trials with AFM13 could influence on our clinical development strategy or our intellectual property or our economic rights, and therefore might impact the content we can derive from such clinical development.

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

In addition to patent protection, we also rely on other proprietary rights, including protection of trade secrets, and other proprietary information. To maintain the confidentiality of trade secrets and proprietary information, we enter into confidentiality agreements with our employees, to the extent a confidentiality obligation is not covered by their employment agreements, consultants, collaborators and others upon the commencement of their relationships with us. These agreements require that all confidential information developed by the individual or made known to the individual by us during the course of the individual’s relationship with us be kept confidential and not disclosed to third parties and the public domain, so that it connot be used for patent protection anymore, either by local law or if not applicable pursuant to specific agreements with employees and our personnel policies it is intended that any inventions conceived by the individual in the course of rendering services to us shall be our exclusive property. However, we may not obtain these agreements in all circumstances, and individuals with whom we have these agreements or may not comply with their terms or with local law. Thus, despite such legal provisions or agreement, such inventions may become assigned to third parties. In the event of unauthorized use or disclosure of our trade secrets or proprietary information, these legal provisions or agreements, even if obtained, may not provide meaningful protection, particularly for our trade secrets or other confidential information. To the extent that our employees, consultants or contractors use technology or know-how owned by third parties in their work for us, disputes may arise between us and those third parties as to the rights in related inventions. To the extent that an individual who is not an employee of us and thus not obligated to assign rights in intellectual property to us is rightfully an inventor of intellectual property, we may need to obtain an assignment or a license to that intellectual property from that individual, or a third party or from that individual’s assignee. Such assignment or license may not be available on commercially reasonable terms or at all.

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

Approximately 45 of our personnel, including our managing directors and most of our employees working in research and development, work in Germany and are subject to German employment law. Ideas, developments, discoveries and inventions made by such employees are subject to the provisions of the German Act on Employees’ Inventions (Gesetz über Arbeitnehmererfindungen), which regulates the ownership of, and compensation for, inventions made by employees. We face the risk that disputes may occur between us and our employees or ex-employees pertaining to the sufficiency of compensation paid by us, allocation of rights to inventions under this act or alleged non-adherence to the provisions of this act, any of which may be costly to resolve and take up our management’s time and efforts whether we prevail or fail in such dispute.

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

We are highly dependent on the research and development, clinical and business development expertise of our managing directors and other key employees. We have entered into multi-year executive agreements with our managing directors. If any of our managing directors or other key employees becomes unavailable to perform services for us, we may not be able to find a qualified replacement in a timely fashion, which could impede the achievement of our research, development and commercialization objectives and seriously harm our ability to successfully implement our business strategy. The contracts with three of the four managing directors run until the end of the general meeting in 2017, the contract with Dr. Windisch runs until the end of the general meeting in 2019. We do not maintain any key man insurance for our managing directors at this time.

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

We have 71 personnel (64 full time equivalents), including those of our subsidiaries. As our development and commercialization plans and strategies develop, we expect to expand our employee base on an as-needed basis. Future growth would impose significant added responsibilities on members of management, including the need to identify, recruit, maintain, motivate and integrate additional employees. Also, our management may need to divert a disproportionate amount of their attention away from our day-to-day activities and devote a substantial amount of time to managing these growth activities. We may not be able to effectively manage the expansion of our operations which may result in weaknesses in our infrastructure, give rise to operational errors, loss of business opportunities, loss of employees and reduced productivity among remaining employees. Our expected growth could require significant capital expenditures and may divert financial resources from other projects, such as the development of existing and additional product candidates. If our management is unable to effectively manage our expected growth, our expenses may increase more than expected, our ability to generate and/or grow revenue could be reduced and we may not be able to implement our business strategy. Our future financial performance and our ability to commercialize our product candidates and compete effectively with others in our industry will depend, in part, on our ability to effectively manage any future growth.

Risks Related to Our Common Shares

Our share price has been and may in the future be volatile, which could cause holders of our common shares to incur substantial losses.

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

A small number of shareholders own more than a majority of our outstanding common shares. Depending on the level of attendance at our general meetings of shareholders, these shareholders as a group may be in a position to determine the outcome of decisions taken at any such general meeting. Any shareholder or group of shareholders controlling more than 50% of the capital present or represented by independent proxy and voting at our general meetings of shareholders may control any shareholder resolution requiring a simple majority, including the election of our managing directors and supervisory directors, certain decisions relating to our capital structure, the approval of certain significant corporate transactions and amendments to our Articles of Association. To the extent that the interests of these shareholders may differ from the interests of our other shareholders, the latter may be disadvantaged by any action that these shareholders may seek to pursue. Among other consequences, this concentration of ownership may have the effect of delaying or preventing a change in control and might therefore negatively affect the market price of our common shares.

Future sales, or the possibility of future sales, of a substantial number of our common shares could adversely affect the price of the shares and dilute shareholders.

Future sales of a substantial number of our common shares, or the perception that such sales will occur, could cause a decline in the market price of our common shares. We had 33,259,404 common shares outstanding as of December 31, 2015. If our existing shareholders sell substantial amounts of common shares in the public market, or the market perceives that such sales may occur, the market price of our common shares and our ability to raise capital through an issue of equity securities in the future could be adversely affected.

In addition, we have registered on a Form S-8 registration statement all common shares that we may issue under our equity compensation plans. As a result, these shares can be freely sold in the public market upon issuance, subject to volume limitations applicable to affiliates.

We also entered into a registration rights agreement upon consummation of our initial public offering pursuant to which we have agreed under certain circumstances to file a registration statement to register the resale of the common shares held by certain of our existing shareholders, as well as to cooperate in certain public offerings of such common shares.

On October 1, 2015, we filed a shelf registration statement on Form F-3 for the potential offer and sale by us of up to $150 million of our common shares, senior debt securities, subordinated debt securities, warrants, purchase contracts or units and the offer and sale by certain of our shareholders of 12,985,302 of our common shares. The registration statement was declared effective by the SEC on October 23, 2015. Up to $50 million of our common shares may be offered and sold under the registration statement pursuant to an “at-the-market” offering. Because the price per share of each share sold under the registration statement will depend on the market price of our shares at the time of the sale and other market conditions, it is not possible at this stage to predict the number of shares that ultimately may be offered and sold under the registration statement. If we sell common shares, convertible securities or other equity securities, existing shareholders may be diluted by such sales, and in certain cases new investors could gain rights superior to our existing shareholders. Any sales of our common shares, or the perception that such sales could occur, could have a negative impact on the trading price of our shares.

We are a foreign private issuer and, as a result, we are not subject to U.S. proxy rules and are subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.

We report under the Securities Exchange Act of 1934, as amended, or the Exchange Act, as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act and although we are subject to Dutch laws and regulations with regard to such matters and intend to furnish quarterly financial information to the SEC, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time and (iii) the rules under the Exchange Act requiring the filing with the Securities and Exchange Commission (SEC) of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. In addition, foreign private issuers are not required to file their annual report on Form 20-F until four months after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers.

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

We are a foreign private issuer and therefore we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. If in the future we are not a foreign private issuer as of the end of the second fiscal quarter in any fiscal year, we would be required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers in the subsequent fiscal year. In order to maintain our current status as a foreign private issuer, either (a) a majority of our common shares must be either directly or indirectly owned of record by non-residents of the United States or (b)(i) a majority of our managing directors or supervisory directors may not be United States citizens or residents, (ii) more than 50 percent of our assets cannot be located in the United States and (iii) our business must be administered principally outside the United States. If we were to lose this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and stock exchange rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would make it more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified supervisory directors.

We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to “emerging growth companies” will make our common shares less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act. For as long as we continue to be an “emerging growth company,” we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We could be an “emerging growth company” for a period of five years following the completion of our initial public offering (2019), although circumstances could cause us to lose that status earlier, including if the market value of our common shares held by non-affiliates exceeds $700 million as of any June 30 (the end of our second fiscal quarter) before that time, in which case we would no longer be an “emerging growth company” as of the following December 31 (our fiscal year end). We cannot predict if investors will find our common shares less attractive because we may rely on these exemptions. If some investors find our common shares less attractive as a result, there may be a less active trading market for our common shares and the price of our common shares may be more volatile.

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

The trading market for our common shares depends on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts. We cannot assure you that analysts will cover us or provide favorable coverage. If one or more of the analysts who cover us downgrade our shares or change their opinion of our shares, our share price would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our share price or trading volume to decline.

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

Certain provisions of our Articles of Association may make it more difficult for a third party to acquire control of us or effect a change in our management board or supervisory board. These provisions include: the authorization of a class of shares that may be issued to a friendly party; staggered four-year terms of our supervisory directors; a provision that our managing directors and supervisory directors may only be removed by the general meeting of shareholders by a two-thirds majority of votes cast representing more than 50% of our outstanding share capital (unless the removal was proposed by the supervisory board); and a requirement that certain matters, including an amendment of our Articles of Association, may only be brought to our shareholders for a vote upon a proposal by our management board that has been approved by our supervisory board.

Our anti-takeover provision may prevent a beneficial change of control.

We have adopted an anti-takeover measure pursuant to which our management board may, subject to supervisory board approval but without additional shareholder approval, issue (or grant the right to acquire) cumulative preferred shares. Our management board has been authorised to, subject to supervisory board approval, issue (or grant the right to acquire) cumulative preferred shares by the general meeting of shareholders on September 12, 2014, with effect from September 17, 2014. We may issue an amount of cumulative preferred shares up to 100% of our issued capital immediately prior to the issuance of such cumulative preferred shares. In such event, the cumulative preferred shares (or right to acquire cumulative preferred shares) will be issued to a separate, newly established foundation which will be structured to operate independently of us and will act to serve the best interests of us, our associated business and all parties connected to us, by opposing any influences that conflict with these interests and threaten to undermine our continuity, independence and identity. Such a measure has the effect of making a takeover of us more difficult or less attractive and as a result, our shareholders may be unable to benefit from a change of control and realize any potential change of control premium. This may materially and adversely affect the market price of our common shares.

The cumulative preferred shares will be issued to the foundation for their nominal value, of which only 25% will be due upon issuance. The voting rights of our shares are based on nominal value and as we expect our shares to trade substantially in excess of nominal value, cumulative preferred shares issued at nominal value can obtain significant voting power for a substantially reduced price and thus be used as a defensive measure. These cumulative preferred shares will have both a liquidation and dividend preference over our common shares and will accrue cash dividends at a fixed rate. The management board may issue these cumulative preferred shares to protect us from influences that do not serve our best interests and threaten to undermine our continuity, independence and identity. These influences may include a third party acquiring a significant percentage of our common shares, our receipt of an offer for our common shares, other concentration of control over our common shares or any other form of pressure on us to alter our strategic policies or anticipation that any such events may come to exist.

We are not obligated to and do not comply with all the best practice provisions of the Dutch Corporate Governance Code. This may affect your rights as a shareholder.

As a Dutch company we are subject to the Dutch Corporate Governance Code, or DCGC. The DCGC contains both principles and best practice provisions that regulate relations between the management board, the supervisory board and the shareholders (i.e., the general meeting of shareholders). The DCGC is based on a “comply or explain” principle. Accordingly, companies are required to disclose in their annual reports, filed in the Netherlands, whether they comply with the provisions of the DCGC. If they do not comply with those provisions (e.g., because of a conflicting Nasdaq requirement), the company is required to give the reasons for such non-compliance.

The DCGC applies to all Dutch companies listed on a government-recognized stock exchange, whether in the Netherlands or elsewhere, including Nasdaq. We do not comply with all the best practice provisions of the DCGC. For example, the DCGC states that all supervisory board members need to be independent (a term that is defined in the DCGC), with the exception of one. We have more than one supervisory director that is deemed not independent under the DCGC. This may affect your rights as a shareholder and you may not have the same level of protection as a shareholder in a Dutch company that fully complies with the DCGC.

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

The United States and the Netherlands currently do not have a treaty providing for the reciprocal recognition and enforcement of judgments, other than arbitration awards, in civil and commercial matters. Consequently, a final judgment for payment given by a court in the United States, whether or not predicated solely upon U.S. securities laws, would not automatically be recognized or enforceable in the Netherlands. In order to obtain a judgment which is enforceable in the Netherlands, the party in whose favor a final and conclusive judgment of the U.S. court has been rendered will be required to file its claim with a court of competent jurisdiction in the Netherlands. Such party may submit to the Dutch court the final judgment rendered by the U.S. court. If and to the extent that the Dutch court finds that the jurisdiction of the U.S. court has been based on grounds which are internationally acceptable, that the proceedings before the U.S. court complied with principles of proper procedures, that recognition and/or enforcement of such judgment would not contravene the public policy of the Netherlands, and that recognition and/or enforcement of the judgment is not irreconcilable with a decision of a Dutch court rendered between the same parties or with an earlier decision of a foreign court rendered between the same parties in a dispute that is about the same subject matter and that is based on the same cause, provided that earlier judgment can be recognized in the Netherlands, the court of the Netherlands will, in principle, give binding effect to the judgment of the U.S. court. Dutch courts may deny the recognition and enforcement of punitive damages or other awards on the basis that recognition and enforcement would contravene public policy of the Netherlands. Moreover, a Dutch court may reduce the amount of damages granted by a U.S. court and recognize damages only to the extent that they are necessary to compensate actual losses or damages. In addition, there is doubt as to whether a Dutch court would impose civil liability on us, our managing directors or supervisory directors or certain experts named herein in an original action predicated solely upon the U.S. federal securities laws brought in a court of competent jurisdiction in the Netherlands against us or such directors or experts, respectively. Enforcement and recognition of judgments of U.S. courts in the Netherlands are solely governed by the provisions of the Dutch Civil Procedure Code.

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

Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations. Section 404 of the Sarbanes-Oxley Act of 2002 requires management of public companies to develop and implement internal controls over financial reporting and evaluate the effectiveness thereof. A material weakness is a deficiency or a combination of deficiencies in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis. In connection with the preparation of our financial statements for the year ended December 31, 2013, we identified material weaknesses in our internal controls related to deficiencies in the design and operating effectiveness of our internal controls, in our financial reporting processes and in our controls related to management’s review of our financial results. Since the identification of the material weaknesses in internal control over financial reporting we have been implementing additional internal control over financial reporting, and no material weaknesses were identified in connection with the preparation of our financial statements for the years ended December 31, 2014 and 2015. If the since-implemented internal controls fail to be effective in the future, it could result in material misstatements in our financial statements, impair our ability to raise revenue, result in the loss of investor confidence in the reliability of our financial statements and subject us to regulatory scrutiny and sanctions, which in turn could harm the market value of our common shares.

We will be required to disclose changes made in our internal controls and procedures and our management will be required to assess the effectiveness of these controls annually. However, for as long as we are an “emerging growth company” under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal controls over financial reporting pursuant to Section 404. We could be an “emerging growth company” for a period of five years following the completion of our initial public offering (2019). An independent assessment of the effectiveness of our internal controls could detect problems that our management’s assessment might not. Undetected material weaknesses in our internal controls could lead to financial statement restatements and require us to incur the expense of remediation.

We may be classified as a “passive foreign investment company” (a “PFIC”) in 2016 or any future years. U.S. investors may suffer adverse U.S. federal income tax consequences if we are a PFIC for any taxable year.

Under the Internal Revenue Code of 1986, as amended, we will be a PFIC for any taxable year in which, after the application of certain “look-through” rules with respect to subsidiaries, either (i) 75% or more of our gross income consists of “passive income,” or (ii) 50% or more of the average quarterly value of our assets consist of assets that produce, or are held for the production of, “passive income.” Passive income generally includes interest, dividends, rents, certain non-active royalties and capital gains. We believe that we were not a PFIC for U.S. federal income tax purposes for our 2015 taxable year based on (i) certain assumptions regarding the classification of our income and assets for PFIC purposes; and (ii) certain estimates as to the value of our assets, including the implied value of our assets based on our market capitalization on certain dates. However, there can be no assurance that the IRS will agree with this conclusion. In addition, whether we will be a PFIC in 2016 or any future years is uncertain because, among other things, (i) we currently own a substantial amount of passive assets, including cash, (ii) the valuation of our assets that generate non-passive income for PFIC purposes, including our intangible assets, is uncertain and may vary substantially over time and (iii) a decline in our market capitalization from levels experienced in 2015 may imply a value of our assets (other than cash) that could lead us to conclude that we are a PFIC for 2016 or for a future year. Accordingly, there can be no assurance that we will not be a PFIC for 2016 or for any other future taxable year.

If we are a PFIC for any taxable year during which a U.S. investor holds common shares, we generally would continue to be treated as a PFIC with respect to that U.S. investor for all succeeding years during which the U.S.

investor holds common shares, even if we ceased to meet the threshold requirements for PFIC status. Such a U.S. investor may be subject to adverse tax consequences, including (i) the treatment of all or a portion of any gain on disposition as ordinary income, (ii) the application of a deferred interest charge on such gain and the receipt of certain dividends and (iii) compliance with certain reporting requirements. We do not intend to provide the information that would enable investors to take a qualified electing fund (“QEF”) election that could mitigate the adverse U.S. federal income tax consequences should we be classified as a PFIC.

ITEM 4. INFORMATION ON THE COMPANY

A.	History and development of the company

We are a clinical-stage biopharmaceutical company focused on discovering and developing highly targeted cancer immunotherapies. Our product candidates are being developed in the field of immuno-oncology, which represents an innovative approach to cancer treatment that seeks to harness the body’s own immune defenses to fight tumor cells. The most potent cells of the human defense arsenal are types of white blood cells called Natural Killer cells, or NK-cells, and T-cells. Our proprietary, next-generation bispecific antibodies, which we call TandAbs because of their tandem antibody structure, are designed to direct and establish a bridge between either NK-cells or T-cells and cancer cells. Our TandAbs have the ability to bring NK-cells or T-cells into proximity and trigger a signal cascade that leads to the destruction of cancer cells. Due to their novel tetravalent architecture (which provides for four binding domains), our TandAbs bind to their targets with high affinity and have half-lives that allow regular intravenous administration. We believe, based on their mechanism of action and the preclinical and clinical data we have generated to date, that our product candidates, alone or in combination, may ultimately improve response rates, clinical outcomes and survival in cancer patients and could eventually become a cornerstone of modern targeted oncology care.

Affimed was founded in 2000 based on technology developed by the group led by Professor Melvyn Little at Deutsches Krebsforschungszentrum, the German Cancer Research Center, or DKFZ, in Heidelberg.

We have focused our research and development efforts on five proprietary programs for which we retain global commercial rights. Because our TandAbs bind with receptors that are known to be present on a number of types of cancer cells, each of our TandAb product candidates could be developed for the treatment of several different cancers. We intend to initially develop our two clinical stage product candidates in orphan or high-medical need indications, including as a salvage therapy for patients who have relapsed after, or are refractory to, that is who do not respond to treatment with, standard therapies, which we refer to as relapsed/refractory. These patients have a limited life expectancy and few therapeutic options. We believe this strategy will allow for a faster path to approval and will likely require smaller clinical trials compared to indications with more therapeutic options and larger patient populations. We believe such specialized market segments in oncology can be effectively targeted with a small and dedicated marketing and sales team. We currently intend to establish a commercial sales force in the United States and/or Europe to commercialize our product candidates when and if they are approved. We are also active in preclinical development with our collaborator Amphivena Therapeutics, Inc., which Janssen Biotech, Inc., one of the Janssen Pharmaceutical Companies of Johnson & Johnson, or Janssen, has an option to buy upon IND acceptance by the FDA.

Our offices and laboratories are located at the Technology Park adjacent to the DKFZ in Heidelberg, where we employ 45 personnel, approximately 70% of whom have an advanced academic degree. Including AbCheck and Affimed Inc. personnel, our total headcount is 71 (64 full time equivalents). We are led by experienced executives with a track record of successful product development, approvals and launches, specifically of biologics. Our supervisory board includes highly experienced experts from the pharmaceutical and biotech industries, with a specific background in hematology. Affimed has attracted investments from top-tier venture capital firms, including Aeris Capital, BioMedInvest, Life Sciences Partners, the venture capital arm of Novo Nordisk A/S and OrbiMed.

In 2009, we formed AbCheck, our 100% owned, independently run antibody screening platform company, located in the Czech Republic. AbCheck is devoted to the generation and optimization of fully human antibodies. Its technologies include a combined phage and yeast display antibody library and a proprietary algorithm to optimize affinity, stability and manufacturing efficiency. AbCheck also uses a super human library as well as their newly developed mass humanization technology to discover and optimize high-quaility human antibodies. In addition to providing candidates for Affimed projects, AbCheck is recognized for its expertise in antibody discovery throughout the United States and Europe and has been working with globally active pharmaceutical companies such as Eli Lilly, Daiichi Sankyo, Pierre Fabre and others.

B.	Business overview

Our Strategy

Our goal is to engineer targeted immunotherapies, seeking to cure patients by harnessing the power of innate and adaptive immunity (NK- and T-cells). We are developing single and combination therapies to treat cancers and other life-threatening diseases. For this, we have developed an entirely novel antibody platform that delivers two different types of next-generation antibodies, bispecific TandAbs and Trispecific Abs. Based on the unique properties and mechanism of action of these products and supported by the preclinical and clinical data we have generated to date, we believe that our product candidates, alone or in combination, may ultimately improve clinical outcomes in cancer patients and could eventually become a key element of modern targeted oncology care. Key elements of our strategy to achieve this goal are to:

▪	Rapidly Advance the Development of our Clinical Stage Product Candidates, including Combinations with Other Immunotherapies. Our product development strategy initially targets relapsed or refractory cancer patients who have limited therapeutic alternatives, which we believe will enable us to utilize an expedited regulatory approval process. In the second quarter of 2015, a phase 2a proof of concept trial of AFM13 as a monotherapy was initiated by the German Hodgkin Study Group (GHSG) in HL patients that have received all standard therapies and have relapsed after or are refractory to Adcetris. We expect interim data in the second quarter of 2016 and primary endpoint data by the end of 2016. We are also supporting an investigator-sponsored phase 1b/2a clinical trial of AFM13 in patients with CD30+ lymphoma conducted by Columbia University for which Columbia submitted an IND to the FDA that has since become effective. In addition, we have expanded our development strategy to combination therapies. We plan to initiate a phase 1b clinical trial to investigate AFM13 in combination with pembrolizumab (KEYTRUDA®) in HL patients that have relapsed after or are refractory to chemotherapy and Adcetris in the first half of 2016. For AFM11, we have begun a phase 1 dose escalation study designed to evaluate safety and tolerability and to potentially assess anti-tumor activity after four weeks of therapy in NHL patients. The phase 1 clinical trial is ongoing and recruiting with a modified dose regimen. The amended study protocol was approved by the applicable regulatory authorities in the third quarter of 2015. We expect to report first data from this phase 1 trial by the end of 2016.

▪	Establish R&D and Commercialization Capabilities in Europe and in the United States We plan to retain rights for all of our product candidates, although in the future we may enter into additional collaborations that provide value for our shareholders. We intend to build a focused marketing and specialty sales team in Europe and in the United States to commercialize any of our product candidates that receive regulatory approval. We have established a U.S. presence in order to expand our access to the talent pool, maintain better control over our studies conducted in North America, maintain and expand our scientific and medical network, further increase our interaction with the FDA and maintain a close relationship to the financial community.

▪	Use Our Technology Platforms and Intellectual Property Portfolio to Continue to Build our Cancer Immunotherapy Pipeline. We generate our product candidates from our proprietary antibody engineering technology platforms consisting of NK-cell TandAbs, T-cell TandAbs and Trispecific Abs. We plan to continue to leverage these technologies to develop new pipeline product candidates. We believe we can utilize our platforms to address additional targets that we may in-license in the future or identify internally. We intend to continue to innovate in our field and create additional layers of intellectual property in order to enhance the platform value and extend the life cycle of our products. We believe our strong intellectual property position can be used to support internal development as well as out-licensing and collaboration opportunities.

▪	Maximize the Value of our Collaboration Arrangements with LLS, Amphivena/Janssen and Merck. We have a research agreement with LLS under which LLS has committed to co-fund up to $4.4 million over two years for the phase 2a monotherapeutic development of AFM13. We believe that this collaboration will also allow us to expedite patient enrollment for future trials by leveraging the LLS’s existing relationships with key U.S. investigators. In 2013, we entered into a license and development agreement with Amphivena, which amended and restated a 2012 license agreement, to develop a CD33/CD3 TandAb candidate for AML in exchange for an interest in Amphivena and certain milestone payments. Amphivena has entered into an agreement with Janssen that gives Janssen the option to acquire Amphivena upon predetermined terms following acceptance by the FDA of an IND filing for the product candidate. Affimed has successfully reached its first three milestones, including the selection and acceptance of a development candidate. The third milestone was achieved in the first quarter of 2015. In January 2016, we entered into a clinical research collaboration with Merck & Co to investigate the combination of Merck’s anti PD-1 therapy, KEYTRUDA® (pembrolizumab), with AFM13 for the treatment of patients with relapsed/refractory HL. We believe that these collaborations help to validate and more rapidly advance our discovery efforts, technology platforms and product candidates, and will enable us to leverage our platforms through additional high-value partnerships. As part of our business development strategy, we aim to enter into additional research collaborations in order to derive further value from our platforms and more fully exploit their potential.

▪	Intensify our Collaboration with Academia. We have entered into collaborations with the German Hodgkin Study Group, Stanford University, the Mayo Clinic, the Columbia University, as well as with the German Cancer Research Center DKFZ. We finalized the establishment of a Scientific Advisory Board in the first half of 2015. We will continue to engage with key experts in our areas of interest with activities such as our Hodgkin Lymphoma KOL Day in January 2016.

▪	Utilize AbCheck to Generate and Optimize Antibodies. We formed AbCheck in 2009 to leverage our antibody screening platform and partner with other biopharmaceutical companies in fee-for-service engagements. We use AbCheck’s state-of-the-art phage and yeast display screening technologies as well as a proprietary batch humanization process and bioinformatics tools to identify and optimize antibodies that are highly specific for the targets we or our customers select, and that we engineer into TandAbs or Trispecific Abs. AbCheck’s high-quality capabilities have been validated through multiple international collaborations including a strategic research partnership with Pierre Fabre.

Our Strengths

We believe we are a leader in developing cancer immunotherapies due to several factors:

▪	Our Lead Product Candidate, AFM13, is a First-in-Class NK-Cell Mediated Cancer Immunotherapy. AFM13 is a targeted immunotherapy that is currently in development for HL as a salvage therapy. To engage and activate NK-cells, we have engineered AFM13 with a unique binding specificity for CD16A. AFM13 binds to CD16A with approximately 1,000-fold higher affinity than native antibody molecules via the constant region. While native antibodies bind to CD16A and CD16B with similar affinity, AFM13 does not bind to CD16B at all. CD16B is expressed on the surface of neutrophils, which show very limited anti-tumor activity and exist in such large amounts that little would be left for NK-cell binding and tumor cell killing were AFM13 not to be so selective for only CD16A. We believe that AFM13 is the only antibody in development that can specifically engage CD16A+ cells, in particular NK-cells, with very high affinity. In the second quarter of 2015, a phase 2a proof of concept trial of AFM13 was initiated by the German Hodgkin Study Group (GHSG) in HL patients that have received all standard therapies and have relapsed after or are refractory to Adcetris. We expect interim data in the second quarter of 2016 and primary endpoint data by the end of 2016. The Leukemia and Lymphoma Society, or LLS, has agreed to co-fund this phase 2a HL study, a further indication of the promise this development candidate holds. We are also supporting an investigator-sponsored phase 1b/2a clinical trial of AFM13 in patients with CD30+ lymphoma conducted by Columbia University for which Columbia submitted an IND to the FDA that has since become effective. In order to prepare for further clinical development, we have conducted preclinical studies investigating the combination of AFM13 with CPIs and checkpoint agonists, or CPAs (collaboration with Stanford University). Based on data from these studies, we plan to initiate a phase 1b clinical trial in collaboration with Merck to investigate AFM13 in combination with pembrolizumab (KEYTRUDA®) in HL patients that have relapsed after or are refractory to chemotherapy and Adcetris. We will be the sole sponsor of this trial, which we expect to initiate in the first half of 2016. A preclinical investigation of the combination of AFM13 with lenalidomide (collaboration with Mayo Clinic) is still ongoing.

▪	Growing Pipeline of Product Candidates Focused on Key Cancer Indications. By leveraging our technology platform, we have built a growing pipeline of additional product candidates. Our second product candidate, AFM11, has demonstrated in preclinical studies highly specific and effective engagement of T-cells, inducing rapid and potent in vitro and in vivo tumor cell killing. AFM11 is expected to not require continuous infusion due to its half-life and has shown 100-fold higher affinity to CD3 compared to a reference molecule with the same sequence as Amgen’s Blincyto (blinatumomab) and we believe it may have an efficacy advantage, especially in immunocompromised patients. We have begun a phase 1 dose ranging study of AFM11 designed to evaluate safety and tolerability and to potentially assess anti-tumor activity after four weeks of therapy in NHL patients. The phase 1 clinical trial is ongoing and recruiting with a modified dose regimen. The amended study protocol was approved by the applicable regulatory authorities in the third quarter of 2015. We believe that the new, less frequent dosing regimen provides a better opportunity to investigate potential benefits of AFM11 related to the molecular characteristics of TandAbs, i.e. the longer half-life and the higher affinity to T-cells compared to BiTEs. We expect to report first data from this phase 1 trial by the end of 2016. In addition, we are planning to investigate AFM11 in ALL patients and are preparing a phase 1 dose ranging study that is expected to begin recruitment in the first half of 2016. Our third product candidate, AFM21 (EGFRvIII / CD3), which is in preclinical development, addresses a target that to date has been elusive and that is abundant in certain solid tumors, including glioblastoma, prostate cancer and head and neck cancer, but not found on healthy tissue. In preclinical studies, AFM21 has demonstrated an ability to selectively kill EGFRvIII-carrying cells and not wild-type EGFR. In addition to the AFM21, which targets EGFRvIII on tumor cells and CD3 on T-cells, we further advanced an EGFRvIII/CD16A NK-cell TandAb, called AFM22. An additional CD16A NK-cell TandAb, called AFM24 targeting EGFR-wild type, a validated solid tumor target has been engineered and characterized preclinically. Based on data from ongoing experiments, we will decide which program to advance into IND-enabling studies.

▪	Retained Global Commercial Rights for our Five Candidates in our Product Pipeline. Our five pipeline product candidates AFM13, AFM11, AFM21, AFM22 and AFM24 are unencumbered. We retain all options to derive value from our product candidates, including commercialization in all or select markets when and if they are approved. To maximize the value of our platform, we will continue to explore partnerships to support the development or commercialization of our programs in certain territories.

▪	Experienced Management Team with Strong Track Record in the Development and Commercialization of New Medicines. Members of our management team have extensive experience in the biopharmaceutical industry, and key members of our team have played an important role in the development and commercialization of approved drugs. Our Chief Executive Officer Adi Hoess and our Chief Medical Officer Jens-Peter Marschner were members of the teams that developed and commercialized Firazyr® and Erbitux®, respectively, while our Chief Operating Officer Jörg Windisch played a leading role in the development of Omnitrope®, Binocrit® and Zarzio®.

▪	Strong Technology Base and Solid Patent Portfolio in the Field of Targeted Immuno-Oncology. We are a leader in the field of bi-and trispecific antibody therapeutics for the treatment of cancer. We have a patent portfolio that includes the tetravalent antibody platform itself. Further, we have a proprietary position in NK-cell engagement, specifically regarding binding domains directed at CD16A with no cross-reactivity to CD16B. We have more than a decade of experience in the discovery and development of such complex antibodies, and our molecular architecture allows for efficient and cost-effective manufacturing. In addition to supporting internal product development, we believe our strong intellectual property position can be used to support out-licensing and collaboration opportunities in the field of immuno-oncology.

Our research and development pipeline

We are developing a pipeline of immune-cell engagers for the treatment of cancer as shown below:

Our lead candidate, AFM13, is a first-in-class NK-cell TandAb designed for the treatment of certain CD30-positive (CD30+) B- and T-cell malignancies, including Hodgkin lymphoma, or HL. AFM13 selectively binds with CD30, a clinically validated target in HL patients, and CD16A, an integral membrane glycoprotein receptor expressed on the surface of NK-cells, triggering a signal cascade that leads to the destruction of tumor cells that carry CD30. In contrast to conventional full-length antibodies, AFM13 does not bind to CD16B, which prevents binding to other cells, e.g. neutrophils.

We are initially developing AFM13 for HL in the salvage setting for patients who have relapsed after, or are refractory to, Adcetris (brentuximab vedotin), a CD30-targeted chemotherapy approved by the U.S. Food and Drug Administration, or FDA, in August 2011 as a salvage therapy for HL. Approximately half of the patients treated with Adcetris experience disease progression in less than half a year after initiation of therapy. In a recent phase 1 dose-escalation clinical trial, AFM13 was well-tolerated and demonstrated tumor shrinkage or slowing of tumor growth, with disease control shown in 16 of 26 patients eligible for efficacy evaluation. AFM13 also stopped tumor growth in patients who are refractory to Adcetris. Six out of seven patients who became refractory to Adcetris as the immediate prior therapy experienced stabilization of disease under AFM13 treatment according Cheson’s criteria, standard criteria for assessing treatment response in lymphoma. We believe that based on its novel mode of action, AFM13 may be beneficial to patients who have relapsed or are refractory to treatment with Adcetris and may provide more durable clinical benefit.

In the second quarter of 2015, a phase 2a proof of concept trial of AFM13 was initiated by the German Hodgkin Study Group (GHSG) in HL patients that have received all standard therapies and have relapsed after or are refractory to Adcetris. We expect interim data in the second quarter of 2016 and primary endpoint data by the end of 2016. The Leukemia and Lymphoma Society, or LLS, has agreed to co-fund this phase 2a HL study, a further indication of the promise this development candidate holds. We are also supporting an investigator-sponsored phase 1b/2a clinical trial of AFM13 in patients with CD30+ lymphoma conducted by Columbia University for which Columbia submitted an IND to the FDA that has since become effective.

In order to prepare for further clinical development, we are continuing to perform preclinical studies investigating the combination of AFM13 with CPIs and checkpoint agonists, or CPAs (collaboration with Stanford University), and lenalidomide (collaboration with Mayo Clinic). We believe that AFM13 and immunomodulators administered together could lead to greater tumor cell killing because these molecules may have a synergistic anti-tumor effect involving both NK-cells and T-cells. In preclinical animal studies of HL using both patient derived xenograft (PDX)

and immune cells from blood (PBMCs), the established tumor was treated with AFM13 and CPIs/CPAs (anti-PD-1, anti-CD137 and anti-CTLA4) both alone and in combination. While the single agent treatment showed a significant reduction in tumor growth for most molecules when compared to the control treatment group (irrelevant IgG), all combinations of AFM13 and CPI/CPA showed enhanced anti-tumor efficacy. We also analyzed the change in intra-tumoral lymphocyte population compared to IgG treatment. It was observed that in all AFM13-treated animals (as a single agent and in all combinations), the NK-cell population in the tumor increased. In addition, while there was no increase of T-cells in animals treated with only AFM13 or CPIs/CPAs, there was an increase of cytotoxic T-cells detected in animals treated with AFM13 in combination with a CPI/CPA. These results provide the rationale for the investigation of combinations with AFM13 in the clinical setting, initially focusing on PD-1. Preclinical data on the combination with CPIs/CPAs were presented at the American Society of Clinical Oncology (ASCO) annual meeting in 2015. Based on the preclinical data, we have entered into a collaboration with Merck and are planning to initiate a clinical phase 1b study investigating the combination of AFM13 with Merck’s anti PD-1 antibody KEYTRUDA® (pembrolizumab) in patients with relapsed/refractory HL in the first half of 2016. The trial is designed to establish a dosing regimen for the combination therapy and assess its safety and efficacy.

Our second clinical stage candidate, AFM11, is a T-cell TandAb designed for the treatment of certain CD19+ B-cell malignancies, including non-Hodgkin Lymphoma, or NHL, Acute Lymphocytic Leukemia, or ALL, and Chronic Lymphocytic Leukemia, or CLL. AFM11 binds selectively with CD19, a clinically validated target in B-cell malignancies. It also binds to CD3, a component of the T-cell receptor complex, triggering a signal cascade that leads to the destruction of tumor cells that carry CD19. Based on its molecular characteristics, in particular its molecular weight, we expect AFM11 will have a longer half-life than blinatumomab, a bispecific antibody also targeted against CD19 and CD3 developed by Amgen, and approved in the United States and Europe. This should allow administration through bolus intravenous infusion, rather than continuous infusion, which requires hospitalization or a portable pump over one or more cycles of four-weeks each with frequent reconstitution and refill of medication, as is necessary for blinatumomab. In preclinical studies, AFM11 compared to the blinatumomab reference compound also showed a 100-fold higher affinity to the CD3 receptor, resulting in up to 40-fold greater cytotoxic potency at low T-cell counts. We have begun a phase 1 dose ranging study of AFM11 designed to evaluate safety and tolerability and to potentially assess anti-tumor activity after four weeks of therapy in NHL patients. The phase 1 clinical trial is ongoing and recruiting with a modified dose regimen. The amended study protocol was approved by the applicable regulatory authorities in the third quarter of 2015. We believe that the new, less frequent dosing regimen provides a better opportunity to investigate potential benefits of AFM11 related to the molecular characteristics of TandAbs, i.e. the longer half-life compared to BiTEs and higher affinity to T-cells. We expect to report first data from this phase 1 trial by the end of 2016. In addition, we are planning to investigate AFM11 in ALL patients and are preparing a phase 1 dose ranging study that is expected to be initiated in the first half of 2016.

We further are targeting Epidermal Growth Factor Receptor variant III, or EGFRvIII, a receptor that appears to be highly specific for solid tumors and is prominent in a significant portion of patients with glioblastoma, hormone refractory prostate cancer and head and neck cancer. Through access to our proprietary antibody libraries, we isolated antibodies that bind to EGFRvIII but not to wild-type EGFR, which is also expressed on many healthy tissues. In this context we have developed 2 bispecific antibodies, AFM21, an EGFRvIII/CD3 T-cell engager, and AFM22, an EGFRvIII/CD16A NK-cell engager. In preclinical studies, AFM21 and AFM22 have demonstrated a highly selective kill of EGFRvIII- but not wild-type EGFR- carrying cells. We will further compare the preclinical efficacy of both TandAb molecules and thereafter decide which one to advance into IND-enabling studies, which we expect to commence in 2016, with a potential IND-filing estimated in 2017.

We are also developing AFM24, an NK-cell-engaging TandAb targeting EGFR-wild type, which represents another validated antigen expressed by a variety of solid tumors. Constitutive EGFR activation through amplification or dysregulation plays an important role in the pathophysiology of numerous solid cancers, such as colorectal cancer (CRC), non-small cell lung cancer (NSCLC) or squamous cell carcinomas of the head and neck (SCCHN). We expect to initiate IND-enabling studies in 2016, with a potential IND-filing estimated in 2017.

In our collaboration with Janssen/Amphivena, we are developing a CD33/CD3-specific T-cell TandAb to treat acute myeloid leukemia (AML). We currently expect to file an IND for the lead candidate in 2016.

In addition, we are developing Trispecific Abs for various undisclosed targets which are currently at a discovery stage to be developed for indications such as multiple myeloma (MM).

Immune System and Cancer Background

Immune System

The human immune system is characterized by an early, nonspecific initial response called innate immunity, and a highly specific response adapted to pathogenic or tumorigenic antigensis called adaptive immunity. Although the human immune system is normally capable of recognizing foreign or aberrant cells, cancer cells have developed highly effective ways to escape the surveillance and defense mechanisms of the immune system. As a result, immune cells such as NK-cells (a part of innate immune system) and T-cells (a part of the adaptive immune system) cannot recognize tumor cells as foreign or aberrant and therefore cannot fight them.

▪	NK-Cells: NK-cells are important mediators of the innate immune system and can display cytotoxic, or cell-killing, activity against “altered self” (virus-infected and cancerous) cells. They were named “natural killers” because they recognize altered structures without the need for antigen processing and presentation. NK-cells possess a large number of receptors that activate NK-cells to destroy deviant cells.

▪	T-Cells: T-cells are part of the adaptive immune system and only target cells that present antigen on their surface. The immune system recognizes a particular antigen and produces cytotoxic T-cells that bind to cells that present that antigen. As a result, billions of different structural variants can be recognized by the adaptive immune system, but each individual T-cell can only bind and respond to a single structure or molecule.

Increased understanding of the fundamentals of cellular and molecular tumor immunology has identified many ways in which the immune system can be augmented to treat cancer, including priming/boosting of the immune system, T-cell modulation, reducing immunosuppression in the tumor microenvironment and enhancing adaptive immunity. This new area of medicine, termed cancer immunotherapy, has the potential to offer adaptable and durable cancer control across a variety of tumor types. Our bi- and trispecific antibody platforms enable a direct interaction of NK- or T-cells with cancer cells on the level of single cells leading to apoptosis, or destruction of the tumor cells.

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

The next approach to pharmacological cancer treatment was to develop drugs, referred to as targeted therapeutics, including monoclonal antibodies, which are antibodies that are cloned from a single parent cell, that target specific biological molecules in the human body that play a role in rapid cell growth and the spread of cancer. Included in this category are small molecule drugs as well as large molecule drugs, also known as biologics. With heightened vigilance and new diagnostic tests, targeted therapies (including monoclonal antibodies such as Herceptin®, Rituxan ®, Erbitux® and Avastin® as well as small molecules such as Nexavar ® and Tarceva®), have resulted in improvements in overall survival for many cancer patients. More recently, antibodies have been developed that are optimized regarding their effector function, also known as Fc optimized antibody drugs, for example obinutuzumab. These molecules are designed to engage NK-cells and macrophages more effectively in the elimination of cancer cells.

Cancer immunotherapy plays an increasing role among emerging cancer drug therapies. The intention is to harness the body’s own immune system to fight tumor cells or in some cases reestablish or remove certain blockades or signaling cascades. There are different approaches: vaccinations, checkpoint modulators that target co-stimulatory signals of the immune system, T-cell and NK-cell engagers, for example, bispecific antibodies, or cellular therapies involving transforming a patient’s own T-cells to express chimeric antigen receptors (CARs). Ipilimumab (Yervoy®), sipuleucel-T (Provenge®), and more recently nivolumab (Opdivo®), pembrolizumab (KEYTRUDA®), and blinatumomab (Blincyto) were the first cancer immunotherapies to enter the market. Our platforms of bi- and trispecific antibodies add further promise to the field of immuno-oncology.

Our Technologies

We generate our pipeline of product candidates from three proprietary platform technologies based on our proprietary tetravalent antibody architecture characterized by four binding domains, creating bispecific NK-cell and T-cell TandAbs (binding to two different targets) and Trispecific Abs (binding to three different targets). These molecules bind to specific targets on a tumor cell and to NK-cells or T-cells and thereby direct the immune cell to eliminate the tumor cell.

TandAbs

Our TandAbs are designed with two binding domains for immune cell targeting and two for tumor cell targeting and can be engineered to engage two different types of immune cells, either NK-cells or T-cells.

Specifically, they are designed to have the following properties:

▪	bispecific or trispecific targeting;

▪	binding with high specificity, or selectivity;

▪	binding with high affinity/avidity, or strength;

▪	molecular weight allowing for intravenous bolus administration; and

▪	stable structure conducive to efficient and cost-effective manufacturing.

Trispecific Antibodies (TriFlex)

Like TandAbs, trispecific Abs also have two domains for immune cell targeting and two for tumor cell targeting, but their two tumor binding domains or effector cell binding domains can be distinct, each one designed to bind a different target on the tumor cell or effector cell, respectively (see illustration below). We are developing our Trispecific Abs as both NK-cell and T-cell engagers.

Schematic representation of TandAbs (left and middle) and Trispecific Abs (right)

Schematic representation of the mode of action of an NK-cell TandAb: AFM13

Our lead candidate NK-cell TandAb, AFM13, binds to CD30, a receptor found on the tumor cells of patients with HL and other CD30+ malignancies.

NK-cell with receptors CD16A and tumor cell with receptors CD30	NK-cell TandAb redirects the NK-cell to the tumor cell, forming an immunological synapse	NK-cell releases perforin, creating pores in tumor cell membrane through which granzyme enters, triggering caspase cascade	Granzyme and caspase action trigger apoptosis of tumor cell. TandAb is released

Comparison of conventional and TandAb antibodies

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

Conventional Antibody TandAb

Our TandAbs consist of four FV domain fragments derived from two different parent antibodies. Two FV fragments bind specifically to a disease target, such as CD30 on a tumor cell, and the other two FV regions bind specifically to receptors of an immune cell, such as an NK-cell. In this way, our TandAbs are designed to bind with specificity to two different cells, a target cell and an effector cell. The FV domain fragments are connected by short peptide linkers. TandAbs are expressed from a single gene construct, and two chains of the resulting polypeptides assemble spontaneously in an intermolecular fashion to form the biologically active structure (a homodimer). Like the parent antibodies, a TandAb has two binding sites for each target: two domains bind to a receptor on an NK-cell or T-cell, and two bind to a receptor on tumor cells.

We have three proprietary platform technologies based on our proprietary tetravalent antibody architecture characterized by four binding domains:

▪	NK-cell TandAbs—These bispecific antibodies are designed to bind with high affinity to a specific target on a tumor cell and to NK-cells and thereby direct the NK-cell to eliminate the tumor cell.

▪	T-cell TandAbs—These bispecific antibodies are designed to bind with high affinity to a specific target on a tumor cell and to T-cells and thereby direct the T-cell to eliminate the tumor cell.

▪	Trispecific Abs for dual targeting of tumor cells—These antibodies are designed to bind to two different targets on the tumor cell and to either T-cells or NK-cells and thereby direct the T-cell or NK-cell to eliminate the tumor cell.

We have established robust and efficient manufacturing processes for our TandAbs using a mammalian cell system, and they show good product stability. TandAbs are formulated as lyophilized powder and are reconstituted for infusion. The mean half-life (t1/2) of our lead TandAb AFM13 for dose cohorts = 1.5 mg/kg was 9-19 hours in humans, and AFM13 is administered one to three times weekly by intravenous infusion over a one to four hour period.

NK-cell TandAbs

NK-cells distinguish between healthy cells and foreign or aberrant cells through a process that is governed by a complex interaction of activating and inhibitory receptors that regulate their activity. While NK-cells can bind to the Fc regions of native full-length antibodies to induce a cytotoxic effect, our NK-cell TandAbs are designed to enhance the activity of NK-cells in killing targeted tumor cells because they bind the FcγRIIIA (CD16A) receptor on NK-cells with high specificity and approximately 1,000-fold higher affinity than IgG-based antibodies, and greater than 25-fold higher affinity than typical Fc-optimized IgG antibodies.

CD16A is an integral membrane glycoprotein found on the surface of NK-cells, but not neutrophils. Other therapeutic antibodies bind not only to CD16A, but, to our knowledge, also to the highly homologous CD16B, an isoform differing from CD16A by only a few amino acids. CD16B is expressed on neutrophils, which are the most numerous white blood cells (leukocytes), and blood plasma contains high levels of soluble CD16B cleaved from the daily turnover of apoptotic neutrophils. Thus CD16B, being readily available to bind to any Fc-based antibody formats, represents an antibody sink by neutralizing such antibodies. To engage and activate NK-cells, we have generated a highly effective and specific human antibody that targets the CD16A receptor and does not cross-react with CD16B (see figure below).

Binding of NK-cell TandAb to CD16A (high-and low affinity genetic variants (allotypes) 158V and 158F, respectively) and to CD16B (SH, NA1 and NA2 allotypes), the latter showing zero response (no binding)

T-cell TandAbs

CD4+ or CD8+ T-lymphocytes (T-cells) are primary effectors of adaptive immunity and launch an attack only once foreign or aberrant material is processed and small pieces thereof are presented to them. Our T-cell TandAbs are designed to tether a T-cell directly to a target on a tumor cell.

Our T-cell TandAbs bind with high affinity to the CD3 protein of the T-cell receptor and a target molecule on the tumor cell. Once our T-cell TandAbs recruit a T-cell to the tumor cell, the T-cell generates a strong activation signal that induces the release of cytotoxic proteins perforin and granzyme and results in the destruction of the cancer cell. Our T-cell TandAbs have demonstrated in preclinical studies target-dependent cytotoxicity at low picomolar concentrations, which we believe may allow us to achieve therapeutic doses in the microgram range. In the absence of a tumor cell, the binding to CD3 on the T-cells by the TandAbs is not sufficient to activate the T-cells.

Our T-cell lead candidate, AFM11, binds to CD3 and CD19, a B-cell receptor found on malignant cells that cause leukemia or lymphoma, including NHL. The high potency of AFM11 has also been measured at low T-cell counts, which may be of particular benefit to patients whose immune systems are compromised, for example by chemotherapy.

Trispecific Antibodies (TriFlex)

Our Trispecific antibody platform could pave the way for cancer products with a substantially widened therapeutic window. Through our proprietary tetravalent domain structure, we have the ability to generate antibodies that exhibit three different binding specificities. Such structures are normally challenging to make, but we have succeeded in generating such molecules and have found that they have all the features to be used as drug candidates, such as manufacturability and stability. Our initial work is aimed at targeting two different tumor targets, and with a third functionality, engaging T-cells or NK-cells to exert a cytotoxic effect. Targeting two tumor targets allows for greater selectivity for cancer cells, sparing healthy tissue and resulting in a wider therapeutic window by opening up the potential target space, or dose range within which the drug can be effective in eradicating cancer cells without causing unacceptable levels of side effects.

In January 2015, we were awarded a €2.4 million ($3 million) grant program from the German Federal Ministry of Education and Research (BMBF). The grant, awarded under the BMBF’s “KMU-innovative: Biotechnology – BioChance” program, will cover approximately 40% of funding for a research and development program to develop multi-specific antibodies for the treatment of multiple myeloma.

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

There is a high medical need for new treatment options in NHL, both in the first line setting and in the relapsed/refractory setting. Standard first line treatment of patients with NHL consists of the CHOP chemotherapy regimen. The regimen is usually combined with rituximab (an anti CD20 antibody). While this regimen results in a durable response for the majority of patients with aggressive disease, in patients with indolent, or slowly progressing, disease, the chemotherapy is less effective. The effect of treatments in relapsed/refractory NHL also depends on the type of disease. For instance, response rates achieved with new targeted therapies in follicular lymphoma (FL) or mantle cell lymphoma (MCL) are at least partially promising and ibrutinib (Impruvica®) was approved in the United States for MCL in 2013 based on phase 2 data showing a response rate of 66%. However, in diffuse large B-cell lymphoma (DLBCL), the largest group within NHL, data are less promising with response rates usually not exceeding 30%. Promising results for this patient population were seen with blinatumomab, a bispecific antibody with the same disease target and immune cell target as AFM11 (CD19/CD3). Preliminary data of a phase 2 study in relapsed/refractory NHL patients (n=21) showed a response rate of 42%. In addition, the first data from a phase 1 trial investigating a CD19-targeting CAR T-cell therapy in NHL showed a response rate of almost 80% (11 out of 14 patients).

Other CD19-positive Malignancies

ALL, an aggressive type of leukemia characterized by an overproduction of lymphocytes in the bone marrow and the peripheral blood, is also primarily a B-cell disease and exhibits the CD19 receptor. According to the National Cancer Institute, in 2013 an estimated number of 6,000 ALL cases were newly diagnosed in the United States, more than half in children and adolescents. Treatment of patients with ALL usually consists of a regimen that includes vincristine, prednisone, and an anthracycline, with or without asparaginase, and results in a complete response rate of up to 80% in patients aged 1-18 years; for adults, complete response rates are considerably lower (about 30% for patients above 40 years of age). Recently, Blincyto (blinatumomab) has been approved in the United States and in the EU for Philadelphia chromosome-negative relapsed or refractory B-cell precursor acute lymphoblastic leukemia (ALL). This product is a bifunctional molecule similar to AFM11 in its targeting features and has demonstrated a high response rate in the labelled adult population.

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

Monoclonal antibodies play an important role in the treatment of solid tumors. Herceptin, Erbitux and Avastin were first approved about 10 years ago and are now well established in the treatment of many different cancer entities. Erbitux is considered standard in the treatment of head and neck cancers, Herceptin for the treatment of breast cancer and Avastin has shown efficacy in patients with prostate, ovarian and lung cancer. Hormonal therapy plays a role in certain tumors the growth of which is triggered by hormones: breast cancer, ovarian cancer and prostate cancer. In addition, immunotherapies play an increasing role. The first immunotherapies became standard treatments about 5 years ago: the vaccine Provenge (Sipuleucel -T) in prostate cancer and the checkpoint inhibitor ipilimumab (anti CTLA-4 monoclonal antibody) in melanoma. The PD-1 checkpoint inhibitors nivololumab and pembrolizumab have been approved more recently for the treatment of melanoma, lung cancer. Many trials with cancer immunotherapies are ongoing. It is expected that imunotherapies will play an increasing role in the standard therapy of solid tumors. While considerable progress was made over the last decade in the treatment of solid tumors, there are some cancer types for which new treatments have not provided survival benefit for patients, one of which is glioblastoma. Overall, cure is still the exception for the majority of late stage tumors, in particular metastatic tumors, and the medical need for new and safe treatment approaches remains generally high for solid tumors.

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

Our Product Candidates

Our development pipeline currently comprises five distinct product candidates for which we retain full commercial rights. Initially, we will pursue indications in which the medical need is high and for which there is a significant population of patients needing treatment in the salvage setting in the hope to expedite the time to market. If and when we obtain approval for our product candidates as salvage therapies, we plan to explore whether they could also be used as first- or second-line treatments, most likely in combination with one or more treatments that comprise the existing standard of care. All of our product candidates have the potential to target several indications, which could represent significant incremental commercial opportunities in the future.

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

Clinical development of AFM13

We have conducted a phase 1 dose escalation clinical trial in patients with relapsed/refractory HL and a phase 2a clinical trial was initiated in the second quarter of 2015 by the German Hodgkin Study Group (GHSG) in HL patients that have received all standard therapies and have relapsed after or are refractory to Adcetris. We expect interim data in the second quarter of 2016 and primary endpoint data by the end of 2016. AFM13 has been granted orphan drug status for the treatment of HL in the United States and the European Union.

We are also supporting an investigator-sponsored phase 1b/2a clinical trial of AFM13 in patients with CD30+ lymphoma conducted by Columbia University for which Columbia submitted an IND to the FDA that has since become effective. Combination therapies play an important part of our development strategy. Currently preclinical studies are ongoing investigating the combinations of AFM13 with CPIs and lenalidomide. Based on our recently published preclinical data with CPIs at ASCO 2015 and at ASH 2015, we are planning to initiate a clinical phase 1b study investigating the combination of AFM13 with Merck’s anti PD-1 antibody KEYTRUDA® (pembrolizumab) in patients with relapsed/refractory HL in the first half of 2016. The trial is designed to establish a dosing regimen for the combination therapy and assess its safety and efficacy.

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

Twenty-six of 28 patients were eligible for efficacy evaluation. For the remaining two patients, efficacy assessments have not been performed. Of the 26 patients, three had a partial remission, 13 had stable disease and 10 had disease progression as best overall response. With the exception of the 0.04 mg/kg dose cohort, anti-tumor activity was observed at all dose levels tested but was more pronounced at or above 1.5 mg/kg. In this subgroup (n=13), 3 partial responses (=50% tumor shrinkage) and 7 cases with stable disease were observed, with an overall response rate of 23% (3/13) and a disease control rate of 77%. The chart below shows for these 13 individual patients the best overall response measured as a percentage change in tumor volume from baseline (baseline = 0 at the y-axis) The volume is calculated as sum of perpendicular diameters (SPD) for selected lesions of the tumors based on CT-scans.

AFM13-101 Best Overall Response in % Change in Tumor Volume from Baseline in 13 Patients who Received > 1.5 mg/kg

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

Certain biomarkers indicated dose-dependent effects suggesting most active doses at or above 1.5 mg/kg. PK data were assessed in patients of all dosing cohorts. A dose proportional increase of systemic exposure (AUC0-°° (or Area Under the Curve from zero to infinity in a plot of the concentration of the drug in blood plasma against time, which represents the total drug exposure over time) and Cmax (or the maximum (or peak) concentration of the drug measured in plasma after the drug has been administered)) was observed. AFM13 was detectable in peripheral blood up to 168 hours post infusion in the highest dosing cohort. The mean half-life (t1/2) for dose cohorts > 1.5 mg/kg was 9-19 hours. AFM13 treatment resulted in an increase of activated NK-cells, which are characterized by CD69 expression at their surface. There was a trend showing that higher doses result in a more pronounced increase of CD69+ NK-cells. Moreover, CD69 levels rose after AFM13 administration and fell to about baseline prior to the next dose (see figure below), indicating a pattern that reflected the PK of AFM13. All 28 patients in the study had measurable levels of soluble CD30, or sCD30, at the start of AFM13 treatment. sCD30 is shed by the tumor and measurable in peripheral blood. In 24 patients the level was decreased at the end of treatment. Patients treated in dosing cohorts > 1.5 mg/kg all had a marked decrease of sCD30.

AFM13-101: Relative number of activated (CD69+) NK-cells in patients receiving 7 mg/kg AFM13
(mean, n=3)

Based on the phase 1 data we concluded, together with experts and authorities, that AFM13 has a favorable safety profile. In addition, AFM13 showed activity in terms of tumor response and pharmacodynamics (PD), even in Adcetris refractory patients. However, PK and PD indicate that the dose regimen has to be optimized and that the measured clinical effect is likely to underestimate the potency of AFM13 in HL. Consequently, in the phase 2a proof of concept study, the dose has to be > 1.5 mg/kg; AFM13 has to be administered more frequently, at least for a certain time; the treatment duration has to be longer than four weeks; and a second cycle has to be mandatory in patients that showed benefit from AFM13 treatment in the first cycle, i.e. complete response, partial response or SD.

Hodgkin Lymphoma

Phase 2a clinical trial

In the second quarter of 2015, a phase 2a proof of concept trial of AFM13 was initiated by the German Hodgkin Study Group (GHSG) in HL patients that have received all standard therapies and have relapsed after or are refractory to Adcetris. The primary endpoint is tumor response. We have designed the trial to demonstrate a response rate of greater than 30% for the selected dose as clinical experts consider a response rate of greater than 30% and a progression free survival time of greater than six months to be clinically meaningful for this patient population. Duration of response and progression free survival are secondary endpoints as we believe these time parameters, which indicate durability of efficacy, may differentiate AFM13 from Adcetris. We expect interim data in the second quarter of 2016 and primary endpoint data by the end of 2016. The Leukemia and Lymphoma Society, or LLS, has agreed to co-fund this phase 2a HL study, a further indication of the promise this development candidate holds.

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

We believe that the phase 2b trial could support an application for registration in relapsed/refractory HL. This belief is based on the fact that AFM13 is being developed for an indication with high medical need because currently no other established treatment options are available for the targeted patient population. At the American Society of Hematology (ASH) meeting in December 2014, the first clinical data with two PD-1 checkpoint inhibitors, nivolumab and pembrolizumab, in refractory HL patients was published. The patient population was similar to the one included in the AFM13 phase 2a study. These early data showed high response rates, giving rise to breakthrough designation for nivolumab. We plan to refine our regulatory strategy as we generate additional clinical data for HL.

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

We are also supporting an investigator-sponsored phase 1b/2a clinical trial of AFM13 in patients with CD30+ lymphoma conducted by Columbia University for which Columbia submitted an IND to the FDA that has since become effective. In patients with lymphomas that are accessible through the skin, this study will be designed to allow for serial biopsies and therefore to interrogate the NK-cell biology and tumor cell killing within the tumor microenvironment when tumor tissue is exposed to AFM13. Such biopsies will also be useful to assess initial “pseudoprogression”, that is the initial swelling of the tumor due to immune cell infiltration rather than tumor progression.

Based on its safety profile, AFM13 is suitable not only for monotherapy, but also as combination therapy.We are continuing to perform preclinical studies investigating the combination of AFM13 with CPIs and checkpoint agonists, or CPAs (collaboration with Stanford University), and lenalidomide (collaboration with Mayo Clinic). We believe that AFM13 and immunomodulators administered together could lead to greater tumor cell killing because these molecules may have a synergistic anti-tumor effect involving both NK-cells and T-cells. In preclinical animal studies of HL using both patient derived xenograft (PDX) and immune cells from blood (PBMCs), the established tumor was treated with AFM13 and CPIs/CPAs (anti-PD-1, anti-CD137 and anti-CTLA4) both alone and in combination. While the single agent treatment showed a significant reduction in tumor growth for most molecules when compared to the control treatment group (irrelevant IgG), all combinations of AFM13 and CPI/CPA showed enhanced anti-tumor efficacy [see graph]. We also analyzed the change in intra-tumoral lymphocyte population compared to IgG treatment. It was observed that in all AFM13-treated animals (as a single agent and in all combinations), the NK-cell population in the tumor increased. In addition, while there was no increase of T-cells in animals treated with only AFM13 or CPIs/CPAs, there was an increase of cytotoxic T-cells detected in animals treated with AFM13 in combination with a CPI/CPA. These results provide the rationale for the investigation of combinations with AFM13 in the clinical setting, initially focusing on PD-1. Final data on the combination with CPIs/CPAs were presented at the American Society of Clinical Oncology (ASCO) annual meeting in 2015. Based on the preclinical data, we are planning to initiate a clinical phase 1b study investigating the combination of AFM13 with Merck’s anti PD-1 antibody KEYTRUDA® in patients with relapsed/refractory HL in the first half of 2016.

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

Cytotoxic potency (effective concentration (EC) for 50% cell lysis) of AFM11 in comparison to a reference compound with the same sequence as blinatumomab at various effector cell (T-cell) to tumor cell ratios. Left: cytotoxicity (stronger, if lower EC50); right: % cell lysis at 10 pM antibody concentration.

Clinical Development of AFM11

AFM11-101 phase 1 dose escalation clinical trial

In May 2014 we initiated a phase 1 clinical trial to assess the safety of AFM11 originally in patients with relapsed/ refractory CD19+ NHL and ALL. AFM11 is being administered using doses from 0.0003 up to 2.5 µg/kg per infusion. Patients with several subtypes of NHL will be included as long as they have received at least one rituximab-based chemotherapy regimen. In the third quarter of 2015 the study was amended and recruitment is ongoing investigating a modified dosing regimen in NHL. We believe that the new, less frequent dosing regimen provides a better opportunity to investigate potential benefits of AFM11 related to the molecular characteristics of TandAbs, i.e. the longer half-life compared to BITEs and the higher affinity to T-cells.

In addition, patients with NHL and ALL are now being investigated in two separate studies using different dosing regimens. The phase I study in ALL is expeted to be initiated in the first half 2016.

The objectives of the studies are to determine the safety and tolerability of increasing doses of a single cycle of AFM11 monotherapy; to determine the maximum tolerated dose or optimal biological dose; to assess the PK of AFM11 in plasma; to assess the biological activity of AFM11; to assess PD markers in blood; to assess the anti-tumor activity of AFM11; and to recommend the dose for phase 2a studies in NHL and ALL patients, respectively.

The duration of the trials and number of patients treated will vary depending on the number of dose escalations. After implementation of the major amendment we anticipate that first data in NHL patients are available by the end of 2016.

Subsequent development plan for AFM11

If our phase 1 clinical trial of AFM11 is successful, we may consider a number of options for the clinical development of AFM11. Our current clinical development plan focuses on NHL, in particular the subtypes DLBCL, FL and MCL. Upon conclusion of our phase 1 clinical trial, we will decide which, if any, NHL subtype we wish to develop AFM11 for.

AFM21

Our third TandAb program, AFM21, is in preclinical development. AFM21 selectively binds Epidermal Growth Factor Receptor variant III, or EGFRvIII, a receptor that appears to be highly specific for certain solid tumors and is prominent in a significant proportion of patients with glioblastoma, hormone refractory prostate cancers and head and neck cancers. AFM21 also binds CD3, directing T-cells to destroy tumor cells that carry EGFRvIII. Through our access to proprietary antibody libraries, we isolated an antibody that binds to EGFRvIII but not to wild-type EGFR, which is also expressed on many healthy tissues. In preclinical studies, AFM21 has demonstrated an ability to selectively kill EGFRvIII-carrying cells and not those expressing wild-type EGFR. In parallel to AFM21 we have also initiated development of an EGFRvIII/CD16A NK-cell TandAb, AFM22. We will compare the preclinical efficacy of both TandAb molecules and thereafter decide which one to advance into IND-enabling studies.

Binding of AFM21 to EGFRvIII (upper curve, KD= 0.39 nM) and wild-type EGFR (EGFRwt, lower curve), the latter showing zero response
(no binding)

AFM22

AFM22 is an EGFRvIII/CD16A NK-cell TandAb, which is in preclinical development addresses the same target in some solid tumors as AFM21.

AFM24

AFM24 is an additional CD16A NK-cell TandAb targeting a validated solid tumor target, EGFR-wild type. AFM24 has been engineered and characterized preclinically.

Based on pre-clincal data currently generated with AFM21, AFM22 and AFM24, we will decide which one to advance into IND-enabling studies.

AbCheck

AbCheck is our wholly owned, independently operated proprietary antibody screening platform company. AbCheck combines three different technologies to supply high-quality antibodies to us as well as others on a fee-for-service basis. AbCheck offers phage display antibody libraries, yeast display and affinity maturation algorithm technologies. AbCheck is recognized for its expertise in antibody discovery throughout the United States and Europe and has been working with globally active pharmaceutical companies such as Eli Lilly, Daiichi Sankyo, Pierre Fabre and others.

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

SuperHuman Library

AbCheck uses the SuperHuman library, an engineered library that aims to overcome current limitations of both fully synthetic and natural antibody libraries. The used design principles aim at providing a curated diversity that enriches drug-worthy frameworks in the resulting library and excludes frameworks that carry known biochemical liabilities.

Mass Humanization

AbCheck has developed the mass humanization technology in partnership with Distributed Bio. It is an entirely new approach for multi-parameter engineering and optimization of monoclonal therapeutics. By analyzing the mutated repertoire of rabbits and humans, AbCheck was able to pre-compute and pre-encode the complete humanization landscape in a "mass humanization" technology, in which they humanize the in vivo immune response of a rabbit in a single experiment.

Collaborations

We have entered into strategic collaborations for some of our therapeutic programs. As part of our business development strategy, we aim to increase the number of our research collaborations in order to derive further value from our platforms and additionally exploit their potential. Key terms of our current material collaborations are summarized below.

Amphivena

Overview

In 2013, we entered into a license and development agreement, which amended and restated a 2012 license agreement, with Amphivena Therapeutics, Inc., or Amphivena, based in San Francisco, CA, to develop a CD33xCD3 Tandab Antibody to be used in patients suffering from AML in exchange for an interest in Amphivena and certain milestone payments. Amphivena received funding from MPM Capital, Aeris Capital and us. Amphivena has also entered into an agreement with Janssen that gives Janssen the option to acquire Amphivena upon predetermined terms following acceptance by the FDA of an IND filing for the product candidate. Affimed has successfully reached its first three milestones, up to the generation and acceptance of a CD33xCD3 development candidate TandAb meeting certain target features. The third milestone was reached in the first quarter of 2015. Following the achievement of the third milestone of the Amphivena collaboration we were eligible to receive a milestone payment of €7.5 million payable in three installments. The first installment of €1.3 million was paid in the first quarter of 2015, and the second installment of €4.2 million was paid in October 2015.

In exchange for the technology license to Amphivena, we received shares of stock of Amphivena, and, in connection with an equity financing involving us and other third-party investors, we made cash investments in Amphivena in exchange for additional shares of stock and entered into certain related agreements governing our rights as a shareholder of Amphivena. As of December 31, 2015, those cash investments totaled $ 900,000 (€732,619), and we owned approximately 21% of the outstanding equity of Amphivena on a fully diluted basis.

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

Service fees. In consideration for the research and development work to be performed prior to IND acceptance by the FDA, Amphivena will pay to us service fees totaling approximately €16 million (net of our share in funding Amphivena) payable according to the achievement of milestones and phase progressions as described under the license and development agreement. Through December 31, 2015, €14 million (net of our share in funding Amphivena) has been paid to us under the license and development agreement. In February 2014, we entered into a letter agreement further delineating the services we will perform for Amphivena.

Exclusivity. During the term of the license and development agreement, we and our affiliates are prohibited from researching, developing, manufacturing, using or commercializing any compound or product for the treatment of acute myeloid leukemia (AML), subject to certain limited exceptions relating to services performed by AbCheck for its customers. We and our affiliates, including AbCheck, are also subject to additional restrictions on researching, developing, manufacturing, using or commercializing antibodies developed under the agreement.

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

The Leukemia & Lymphoma Society

Overview. In 2013, we entered into a research funding agreement with The Leukemia & Lymphoma Society, or LLS, for the clinical development of AFM13. Pursuant to the research funding agreement, LLS agreed to co-fund the clinical phase 2a development of AFM13 and to contribute up to approximately $4.4 million (€4.0 million) over two years to support the project. We have agreed to match LLS’s contributions toward the project budget. Our receipt of the $4.4 million total that LLS has agreed to contribute is conditioned on the achievement of certain milestones in connection with the development of AFM13, four of which have been met. As a result, we have already received $3.3 million in funds from LLS. We must use the funding provided by LLS exclusively with the development program, and return any excess funding to LLS. We are solely responsible for and have control over all development work and are obligated to use commercially reasonable efforts, as defined in the research funding agreement, in our conduct of the development program to achieve the specified milestones. We also have retained exclusive commercialization and distribution rights to AFM13. The research funding agreement was amended in April 2014 to amend the projected milestone event dates and modify certain aspects of the agreement regarding the phase 2a study design.

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

AFM21

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

AFM22

We own and/or control the patents which cover our EGFRvIII/CD16A compound. This includes one granted patent family which is, comparable to AFM11 and AFM13, the patents on the TandAb format issued in Australia, Austria, Belgium, Canada, Denmark, France, Germany, Great Britain, Italy, Japan, the Netherlands, Spain, Sweden, Switzerland/Liechtenstein and the United States. We filed a PCT application relating to specific EGFRvIII/CD3 compounds. If issued, patents resulting from this PCT application will expire in 2034. As for AFM13, another patent family relates to the mode of action, recruiting of immune effector cells via a specific receptor, and will expire in 2026. Patents have been granted in Australia, India, Russia, Europe (France, Great Britain, Germany, Switzerland and Liechtenstein, Belgium, Netherlands, Italy, Spain, Austria, Denmark and Sweden) and claims have been allowed in the United States.

AFM24

We own and/or control the patents which cover our EGFRwt/CD16A compound. This includes one granted patent family which is, comparable to AFM11 and AFM13, the patents on the TandAb format issued in Australia, Austria, Belgium, Canada, Denmark, France, Germany, Great Britain, Italy, Japan, the Netherlands, Spain, Sweden, Switzerland/Liechtenstein and the United States. We are planning to submit a patent application covering composition of matter and, if issued patents resulting from this application will expire in 2036. As for AFM13, another patent family relates to the mode of action, recruiting of immune effector cells via a specific receptor, and will expire in 2026. Patents have been granted in Australia, India, Russia, Europe (France, Great Britain, Germany, Switzerland and Liechtenstein, Belgium, Netherlands, Italy, Spain, Austria, Denmark and Sweden) and claims have been allowed in the United States.

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

Trispecific Antibodies

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

Manufacturing

We express our TandAb product candidates in mammalian cells (CHO cells) and develop our production processes on a laboratory scale. The research grade material made in our laboratories is suitable for conducting compound profiling activities. In the course of preclinical development we transfer the process to external commercial manufacturers (CMOs) which we select according to experience, track record and cost. Before and during the cooperation with a CMO we conduct audits to assess compliance with the mutually agreed process descriptions and current Good Manufacturing Practice, or cGMP regulations. Our manufacturers themselves are controlled by their in-house quality assurance functions and inspected by regulatory agencies, including European national agencies and the FDA.

The technology transfer generally includes the development of a production cell line, the establishment of master and working cell banks, the development and qualification of upstream and downstream processes, the development of the drug product process, the development of suitable analytical methods for test and release as well as stability testing. During the development of our drug candidates, we or our CMOs scale the manufacturing process to suitable size. Such scaling up takes typically several steps and may involve modification of the process, in which case a renewed qualification of the manufacturing process with the relevant authorities is required. From our CMOs we receive process development-derived material for preclinical testing and material meeting cGMP standards for clinical supplies.

We rely on and will continue to rely on our CMOs for both drug substance and drug product. We seek to establish a good relationship in order to expeditiously solve problems should they arise. Our contract manufacturers have extensive capacities and a certain flexibility to adjust to demand. Likewise, our manufacturers purchase and stock materials required for production usually from multiple sources and should therefore be less vulnerable to potential shortages. Generally, we need to commit to certain manufacturing slots and capacities in advance.

We have successfully scaled up the AFM13 process and manufacturing material to meet the clinical drug demands for our clinical trials. We are also working with several external companies to establish a manufacturing process for the commercial phase. For AFM11 we may need a larger scale process as well, depending on the dose and regimen that will be determined in our phase 1 study.

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

Adcetris, an antibody-drug conjugate targeting CD30, was approved by the FDA in relapsed/refractory HL in 2011. In addition, Adcetris was approved by the FDA in 2015 for the treatment of HL at high risk of relapse or progression following autologous hematopoietic stem cell transplantation as consolidation treatment. In the European Union, Adcetris is approved for the same indications. Adcetris is currently being investigated in different settings and in various combinations in HL. Recent data indicate high complete response rates when combined with ipilimumab or bendamustine in relapsed/refractory HL. If and when AFM13 were to be approved for patients refractory to Adcetris, we would not compete directly with Adcetris. However, as we develop AFM13 for earlier-line therapies, for example in combination with other therapies as a second- or even first-line treatment, we would compete with Adcetris, which is in development for such indications.

Recently, phase 1 clinical data with the anti PD-1 checkpoint inhibitors nivolumab and pembrolizumab in HL was published in the New England Journal of Medicine and at ASH, respectively. These early data indicate the potential of anti PD-1 antibodies to cause high response rates in the salvage setting of HL. The FDA has granted a breakthrough designation for nivolumab in relapsed/refractory HL. Phase 2 studies are reported to be ongoing with nivolumab and pembrolizumab (registrational intent). Since we are preparing a clinical study of AFM13 in combination with pembrolizumab in relapsed/refractory HL, we do not necessarily anticipate competing with anti PD-1 antibodies. If AFM13 were to be approved for HL, we would be in competition with these therapies, as well as any other therapies or combination regimens that comprise the standard of care that AFM13 could potentially displace. In addition, several agents have reached proof of concept clinical trials in HL, including, Afinitor® (Novartis AG), ferritarg (MABLife), lirilumab (Innate Pharma), panobinostat (Novartis) and lenalidomide (Celgene). As of this date, definitive proof of the efficacy and safety of any of the new investigational agents in relapsed/refractory HL has yet to be obtained, leaving a substantial unmet need in this area for AFM13 to fill.

With respect to competitors for AFM11, rituximab has been approved to treat certain types of NHL in both the United States and Europe and is generally combined with a chemotherapy regimen (typically CHOP or bendamustine). Imbruvica, a small molecule drug targeting malignant B-cells, was approved by the FDA in 2013 to treat the mantle cell variant of NHL (MCL). Another small molecule drug, Gilead Sciences’ Zydelig, was approved by the FDA for the treatment of follicular lymphoma (FL), which is also a variant of NHL. Amgen develops cancer product candidates which work by targeting receptors both on immune cells and cancer cells, like our TandAbs. Amgen’s Blincyto (blinatumomab), a product based on BiTE (bispecific T-cell engager) technology, is an antibody construct similar to AFM11 and was approved by FDA and EMA to treat patients with relapsed/refractory Philadelphia chromosome-negative precursor B-cell acute lymphoblastic leukemia (B-cell ALL). MacroGenics’ MGD011, a CD19xCD3 DART entered phase I in B-NHL and ALL and is being developed in partnership with Janssen Biotech. Morphosys is developing an Fc-enhanced anti-CD19 monoclonal antibody (phase II). Regeneron is developing a bispecific CD20xCD3 antibody for the treatment of NHL, which is currently in phase I. In October 2015, the FDA granted breakthrough designation to Pfizer`s CD22-targeting antibody-drug conjugate inotuzumab ozogamizin for the treatment of relapsed/refractory B-ALL. A second CD19-targeting antibody-drug conjugate is being developed by Seattle Genetics and has entered phase II in NHL. Juno Therapeutics, Novartis, Bellicum, Cellectis and Kite Pharma are developing a therapy using T-cells reengineered with chimeric antigen receptors (CARs) against CD19-positive B-cells. This therapeutic approach, which utilizes a patient’s own T-cells after ex-vivo genetic modification, is currently being investigated in early stage clinical trials. Although limited data are available, CAR treatments seem to result in high response rates specifically in ALL.

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

We plan to apply for a Fast Track designation for AFM13 in patients with relapsed/refractory HL, both as a monotherapy and as a combination therapy. A submission is planned for the first half of 2016.

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

▪	Informal interactions: We have had several informal discussions by phone with the PEI.

▪	Formal CHMP scientific advice: We have not yet had a formal scientific advice meeting with the Committee for Medicinal Products for Human Use or CHMP, but plan to do so in time to discuss the further clinical development of AFM13.

▪	Formal national feedback: We have had several scientific advice meetings with the PEI on AFM13 and AFM11. We also received written scientific advice from the PEI on special questions of the non-clinical development of AFM13 and AFM11. In the most recent scientific advice meeting the planned phase 2 study with AFM13 was reviewed and guidance was received which has been incorporated in our clinical development plan.

▪	Business pipeline meetings: We have not yet sought business pipeline meetings.

▪	Paediatric investigation plans: We are planning to submit a paediatric investigation plan to the EMA for AFM13 within the next year.

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

The registrant corporation Affimed N.V. has three direct or indirect wholly owned subsidiaries — Affimed Therapeutics GmbH), AbCheck s.r.o. and Affimed, Inc. that are each listed in Exhibit 8.1 filed hereto. We primarily operate our business out of our operating subsidiary, Affimed GmbH and AbCheck s.r.o. and Affimed, Inc. are direct subsidiaries of the operating subsidiary Affimed GmbH.

D.	Property, plant and equipment

Our headquarters are in Heidelberg, Germany, where we occupy office and laboratory space at the Technologiepark (Technology Park) under a revolving 24-month lease period, with a 12-month termination period. The lease could expire in 2019 if notice to terminate is provided by either party by February 2018. This facility serves as the corporate headquarters and central laboratory facility. We also lease office and laboratory space in the Czech Republic that is contracted until 2020 with a period of notice of three months. We believe that our existing facilities are adequate to meet current needs and that suitable additional alternative spaces will be available in the future on commercially reasonable terms.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations together with the information under “Selected Financial Data” and our consolidated audited financial statements, including the notes thereto, included in this Annual Report. The following discussion is based on our financial information prepared in accordance with IFRS as issued by the IASB, which might differ in material respects from generally accepted accounting principles in other jurisdictions. The following discussion includes forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including, but not limited to, those described under “Risk Factors” and elsewhere in this Annual Report.

A.	Operating results

Overview

We are a clinical-stage biopharmaceutical company focused on discovering and developing highly targeted cancer immunotherapies. We develop our product candidates in the field of immuno-oncology, which represents an innovative approach to cancer treatment that seeks to harness the body’s own immune defenses to fight tumor cells. The most potent cells of the human defense arsenal are types of white blood cells called natural killer cells, or NK-cells, and T-cells. Our proprietary, next-generation bispecific antibodies, called TandAbs because of their tandem antibody structure, are designed to direct and establish a bridge between either NK-cells or T-cells and cancer cells triggering a signal cascade that leads to the destruction of cancer cells. Due to their novel tetravalent architecture (which provides for four binding domains), our TandAbs bind to their targets with high affinity and have half-lives that allow regular, intravenous administration. We believe, based on their mechanism of action and the preclinical and clinical data we have generated to date, that our product candidates, alone or in combination, may ultimately improve response rates, clinical outcomes and survival in cancer patients and could eventually become a cornerstone of modern targeted oncology care.

To date, we have financed our operations primarily through our public offerings of our common shares, private placements of equity securities, the incurrence of loans including convertible loans and through government grants and milestone payments for collaborative research and development services. Through December 31, 2015, we have raised an aggregate of €171.2 million through the issuance of equity and incurrence of loans. To date, we have not generated any revenues from product sales or royalties. Based on our current plans, we do not expect to generate product or royalty revenues unless and until we or any collaboration partner obtain marketing approval for, and commercialize, any of our product candidates.

We have generated losses since we began our drug development operations in 2000. For the year ended December 31, 2015, we incurred a net loss of €20.2 million. As of December 31, 2015, we had an accumulated deficit of €120.2 million.

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

Amphivena

Pursuant to a July 2013 license and development agreement, which amended and restated a 2012 license agreement between us and Amphivena Therapeutics, Inc., or Amphivena, based in San Francisco, California, we licensed certain technology to Amphivena that enables Amphivena to develop an undisclosed product candidate for hematologic malignancies. In exchange for the technology license to Amphivena, we received shares of stock of Amphivena, and, in connection with an equity financing involving us and other third-party investors, we made cash investments in Amphivena in exchange for additional shares of stock and entered into certain related agreements governing our rights as a shareholder of Amphivena. As of December 31, 2015, those cash investments totaled $0.9 million (€0.7 million), and we owned approximately 21% of the outstanding equity of Amphivena on a fully diluted basis.

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

Pursuant to the July 2013 license and development agreement between Amphivena and us, we will perform certain services for Amphivena related to the development of a product candidate for hematological malignancies, and we have granted Amphivena certain product and technology licenses, each of which includes the right to grant sublicenses to its affiliates or third parties through multiple tiers, subject to certain notice requirements. In consideration for the research and development work to be performed prior to IND acceptance, Amphivena will pay to us service fees totaling approximately €16 million (net of our share in funding Amphivena) payable upon the achievement of milestones and phase progressions as described under the license and development agreement.

We recognized revenue of €4.4 million in the third quarter of 2013 upon achievement of the first milestone consisting of the earned milestone payment of €4.6 million less our share in funding Amphivena in 2013 of €0.2 million. A further payment of €2.0 million for research and development services was collected in the first quarter of 2014 and recognized as revenue upon achievement of the second milestone in the third quarter of 2014, net of our share in funding Amphivena of €0.2 million. In the third quarter of 2014 we received advance payments in total of €2.4 million for research and development services prior to achievement of the third milestone and deferred such amount as of December 31, 2014 until the milestone was achieved. In the first quarter of 2015, we recognized revenue of €2.4 million for the achievement of the third milestone which had been received in cash in 2014 and deferred until the milestone was achieved. After the achievement of the third milestone, we continue to provide research and development services to Amphivena for nonrefundable advance payments of €7.5 million, payable in three installments (€1.3 million, €4.2 million and €2.0 million). The first two installments totalling €5.2 million (€5.5 million, net of Affimed’s share of €0.3 million) were received in 2015. We recognized €2.4 million as revenue for these research and development services in 2015 and €2.8 million was deferred as of December 31, 2015.

We are paid in euros under the license and development agreement.

The Leukemia & Lymphoma Society

In August 2013, we entered into a research funding agreement with The Leukemia & Lymphoma Society, or LLS, for the clinical development of AFM13. Pursuant to the research funding agreement, LLS agreed to co-fund the clinical phase 2a development of AFM13 and to contribute up to approximately $4.4 million (€4.0 million) over two years to support the project. We agreed to match LLS’s contributions toward the project budget. Our receipt of the $4.4 million (€4.0 million) total that LLS agreed to contribute was conditioned on the achievement of certain milestones in connection with the development of AFM13, four of which have been met as of December 31, 2015. We achieved milestones in January 2014 and April 2014 and recognized revenues of $1.5 million (€1.1 million) in total for related research and development services in 2014. We received additional milestone payments and recognized revenues of $1.8 million (€1.6 million) in the second and third quarters of 2015. We must use the funding provided by LLS exclusively with the development program.

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

XOMA

In September 2006, we entered into a license agreement with Xoma Ireland Limited, or XOMA. Pursuant to the agreement, XOMA granted us a worldwide, fully paid-up, royalty-free, non-exclusive and non-transferable license to conduct research on immunoglobulins under certain patent rights and know-how owned or otherwise controlled by XOMA. We refer to this research-only license grant as the “research license.” XOMA also granted us options, exercisable on an immunoglobulin-by-immunoglobulin basis, to obtain certain additional manufacturing or commercialization rights, including an option to obtain a worldwide, non-exclusive, non-transferable license under the licensed XOMA patent rights and know-how to make or have made (in a prokaryote and without use of a dicistronic construct), use, sell, offer to sell, import and otherwise commercialize immunoglobulins discovered, isolated or optimized under the research license for the diagnosis, treatment, prevention or prophylaxis of any human condition or disease. Unless XOMA grants us such a license, we are prohibited from commercializing, licensing or developing any immunoglobulin discovered, isolated or optimized under the research license. XOMA is not required to grant us a license upon our exercise of the option, unless the other provisions of the license agreement are complied with. For each immunoglobulin for which we obtain such a commercialization license pursuant to our exercise of the option, we are obligated to make milestone payments upon the occurrence of certain clinical and regulatory events. For each immunoglobulin, if all milestone events under the commercialization license are achieved, the aggregate milestone payments could total $350,000 (€321,484). In addition, we are obligated to pay XOMA a low single digit percentage royalty on net sales on a country-by-country and immunoglobulin-by-immunoglobulin basis, until the later of the expiration of the last-to-expire valid patent claim in the relevant country or the tenth anniversary of the first commercial sale of the corresponding product.

Financial Operations Overview

Revenue

To date, our revenues have consisted principally of collaboration and service revenue.

Collaboration revenue. Collaboration revenue of €4.4 million for the year ended December 31, 2013 was from the achievement of the first milestone under the license and development agreement with Amphivena. Collaboration revenue of €2.9 million for the year ended December 31, 2014 was from the achievement of the second milestone under the license and development agreement with Amphivena (€1.8 million) and from the LLS collaboration (€1.1 million). Collaboration revenue of €6.3 million for the year ended December 31, 2015 was from the achievement of the third milestone under the license and development agreement with Amphivena (€2.4 million), from research and development services under the license and development agreement with Amphivena (€2.3 million) and from the LLS collaboration (€1.6 million).

Service revenue. Service revenue is primarily revenue from service contracts entered into by AbCheck, our wholly owned, independently operated antibody screening platform. We recognized €0.7 million, €0.5 million and €1.3 million of service revenue in 2013, 2014 and 2015, respectively. Service revenue of AbCheck is dependent from third party contracts as well as from the utilization of the Unit by Affimed. In case Affimed increases or decreases the use of AbCheck’s service capabilities that has an impact on the ability to generate third party revenues.

In the future, the timing of our revenue may vary significantly from the receipt of the related cash flows, as the revenue from some upfront or initiation payments is deferred and recognized as revenue over the estimated service period, while other revenue is earned when received, such as milestone payments or service fees. Our revenue has varied substantially, especially due to the impact of Collaboration revenue received from Amphivena, and is expected to continue to vary, from quarter to quarter and year to year, depending upon, among other things, the structure and timing of milestone events, the number of milestones achieved, the level of revenues earned for ongoing development efforts, revenue from service contracts entered into by AbCheck, any new collaboration arrangements we may enter into and the terms we are able to negotiate with our partners. We therefore believe that period-to-period comparisons should not be relied upon as indicative of our future revenues.

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

We expect that our total research and development expenses in 2016 will be in the range of €34 to €40 million. Our research and development expenses primarily relate to the following key programs:

▪	AFM13. The phase 2a clinical trial of AFM13 in Hodgkin Lymphoma, or HL, is ongoing and recruiting. In addition we are supporting an investigator-sponsored phase 1b/2a clinical trial of AFM13 in patients with CD30+ lymphoma conducted by Columbia University and planning to initiate a phase 1b study investigating the combination of AFM13 with Merck’s anti PD-1 antibody KEYTRUDA® (pembrolizumab) in patients with relapsed/refractory HL in the first half of 2016. We anticipate that our research and development expense will increase substantially in connection with the preparation and commencement of these clinical trials. In addition we will incur substantial expenses for the production of AFM13 clinical trial material and the investigation of commercial scale production options.

▪	AFM11. The phase 1 clinical trial of AFM11 in patients with non-Hodgkin Lymphoma, or NHL, is ongoing and recruiting with a modified dose regimen. Due to the protocol amendment, the trial may require more patients compared to the original protocol. We also are planning to investigate AFM11 in acute lymphocytic leukemia, or ALL and are preparing a phase 1 dose-finding study that is expected to begin recruitment in the first half of 2016. Therefore, we anticipate that our research and development expense for the AFM11 program will increase in 2016.

▪	Other development programs. Our other research and development expenses relate to our preclinical studies of AFM21/AFM 22 and AFM 24, our Amphivena collaboration and early stage development / discovery activities. We have allocated a material amount of the proceeds to such discovery activities. The expenses mainly consist of salaries and manufacturing costs for pre-clinical and clinical study material.

▪	Infrastructure costs. We incur a significant amount of costs associated with our research and development that are non-project specific, including intellectual property-related expenses, depreciation expenses and facility costs. Because these are less dependent on individual ongoing programs, they are not allocated to specific projects. We assume that facility costs for further laboratory space and IP related expenses may increase over time.

Since January 1, 2012, we have cumulatively spent €54.7 million on research and development. In the years ended December 31, 2013, 2014 and 2015, we spent €14.4 million, €9.6 million and €22.0 million on research and development; €0.9 million, €4.2 million and €10.0 million on AFM13; and €6.5 million, €1.2 million and €0.8 million on AFM11. Our research and development expenses may vary substantially from period to period based on the timing of our research and development activities, including due to timing of initiation of clinical trials and enrollment of patients in clinical trials. Research and development expenses are expected to increase as we advance the clinical development of AFM13 and AFM11 and further advance the research and development of our preclinical product candidates. The successful development of our product candidates is highly uncertain. At this time we cannot reasonably estimate the nature, timing and estimated costs of the efforts that will be necessary to complete the development of, or the period, if any, in which material net cash inflows may commence from, any of our product candidates. This is due to numerous risks and uncertainties associated with developing drugs, including the uncertainty of:

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

We expect that our general and administrative expenses in 2016 will increase compared to the expenses in 2015 by roughly 25%, and will continue to increase in the future as our business expands. These public company-related increases will likely include costs of additional personnel, additional legal fees, accounting and audit fees, managing directors’ and supervisory directors’ liability insurance premiums and costs related to investor relations. In addition, we may grant share-based compensation awards to key management personnel and other employees.

Results of Operations

The numbers below have been derived from our audited consolidated financial statements for the years ended December 31, 2013, 2014 and 2015. The discussion below should be read along with these financial statements, and it is qualified in its entirety by reference to them.

Comparison of the years ended December 31, 2014 and 2015

	Year ended December 31,
	2014	2015
	(in € thousand)
Total Revenue:	3,382	7,562
Other income—net	381	651
Research and development expenses	(9,595)	(22,008)
General and administrative expenses	(2,346)	(7,548)
Operating income/(loss)	(8,178)	(21,343)
Finance income—net	7,753	1,104
Income/(Loss) before tax	(425)	(20,239)
Income taxes	166	0
Income/(loss) for the period	(259)	(20,239)
Total comprehensive income/(loss)	(259)	(20,239)
Earnings/(loss) per common share in € per share	(0.01)	(0.71)

Revenue

Revenue increased 124% from €3.4 million in the year ended December 31, 2014 to €7.6 million for the year ended December 31, 2015, mainly due to higher revenues from the Amphivena collaboration and higher service revenues at AbCheck in 2015.

Research and development expenses

	Year ended December 31,
R&D Expenses by Project	2014	2015	Change %
	(in € thousand)
Project
AFM13	4,176	10,004	140%
AFM11	1,249	800	(36%)
Other projects and infrastructure costs	5,650	10,593	87%
Share-based payment expense/(credit)	(1,480)	611	—
Total	9,595	22,008	129%

Research and development expenses increased 129% from €9.6 million in the year ended December 31, 2014 to €22.0 million in the year ended December 31, 2015, mainly due to higher expenses for AFM13, other projects and infrastructure. For the year 2016, we anticipate significantly higher research and development expenses particularly from the expected start of additional clinical trials with AFM13 (phase 1b/2a trial of AFM13 in patients with CD30+ lymphoma and phase 1b combination trial of AFM13 with Merck’s anti PD-1 antibody KEYTRUDA® in patients with relapsed/refractory HL), an additional clinical trial with AFM11 (phase 1 dose ranging study with AFM11 in ALL patients), production of clinical trial material and preclinical research activities. The variances in project related expenses between the year ended December 31, 2014 and the corresponding period in 2015 are mainly due to the following projects:

▪	AFM13. In the year ended December 31, 2015, we incurred higher expenses due to the beginning of the phase 2a clinical trial and the manufacturing of clinical trial material for this study and for the additional studies expected to start in 2016.

▪	AFM11. In the year ended December 31, 2015, clinical expenses were lower than in the year ended December 31, 2014 primarily due to higher expenses associated with the production of the clinical study material and the preparation of the phase 1 clinical study of AFM11 in 2014, whereas in 2015 we incurred expenses for the ongoing phase 1 study as well as expenses in relation to the trial protocol amendment.

▪	Other projects and infrastructure costs. In the year ended December 31, 2015, expenses increased significantly primarily due to higher expenses associated with our internal R&D activities in 2015. Other projects comprise expenses incurred in relation to the AFM21 program and our discovery/early stage development activities. We incur a significant amount of costs associated with our research and development that are non-project specific, including intellectual property-related expenses, depreciation expenses and facility costs. Because these are less dependent on individual ongoing programs, they are not allocated to specific projects.

General and administrative expenses

General and administrative expenses increased 222% from €2.3 million in the year ended December 31, 2014 to €7.5 million in the year ended December 31, 2015. In 2014, general and administrative expenses were largely affected by a credit to the share-based payment expense of €3.4 million resulting from a re-measurement gain at consummation of the initial public offering (see Notes 2 and 19 to our financial statements as of December 31, 2015).

Finance income / (costs)-net

We recognized finance income net for the year ended December 31, 2015 of €1.1 million. The income reflects the net gains from foreign exchange differences less interest expense for borrowings under the Perceptive Credit Facility.

Finance income decreased in the year ended December 31, 2015 as compared to the year ended December 31, 2014. The year ended December 31, 2014 was primarily affected by the gain from the exchange of preferred shares of Affimed Therapeutics AG into common shares of Affimed N.V. and the decrease in the fair value of the derivative conversion feature embedded in the convertible loan totaling €10.9 million. These preferred shares and convertible loan were no longer outstanding in 2015.

Income tax expense

During the year ended December 31, 2015, we did not incur any income tax expense.

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

Research and development expenses

	Year ended December 31,
R&D Expenses by Project	2013	2014	Change %
	(in € thousand)
Project
AFM13	921	4,176	353%
AFM11	6,462	1,249	(81%)
Other projects and infrastructure costs	3,950	5,650	43%
Share-based payment expense/(credit)	3,021	(1,480)	—
Total	14,354	9,595	(33%)

Research and development expenses decreased 33% from €14.4 million in the year ended December 31, 2013 to €9.6 million in the year ended December 31, 2014, due to a credit to the share-based payment expense resulting from a re-measurement gain at consummation of the initial public offering (see Note 2 to our financial statements as of December 31, 2014). The variances in project related expenses between the year ended December 31, 2013 and the corresponding period in 2014 are mainly due to the following projects:

▪	AFM13. In the year ended December 31, 2014 we incurred higher expenses due to the preparation for the phase 2a clinical trial and the manufacturing of clinical material for the phase 2a trial.

▪	AFM11. In the year ended December 31, 2014, clinical expenses were significantly lower than in the year ended December 31, 2013. In 2013, expenses were higher due to the manufacturing of materials for clinical trials.

▪	Other projects and infrastructure costs. In the year ended December 31, 2014 we continued to incur substantial costs related to the activities of the Amphivena collaboration. In contrast, in

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

Income tax expense

During the year ended December 31, 2014, we recorded a tax income of €166,000 due to changes in deferred tax assets.

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

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are included in note 4 to our consolidated financial statements included elsewhere in this Annual Report and below:

Share-Based Payments

We issue share-based payment awards under the terms of our ESOP 2014. We determine the compensation expense by estimating the fair value of a stock option as of the date of grant.

The fair value of stock options issued by Affimed N.V. is estimated using the Black-Scholes-Merton formula. The formula determines the value of an option based on input parameters like the value of the underlying instrument, the exercise price, the expected volatility of share price returns, dividends, the risk-free interest rate and the time to maturity of the option. The fair value of share-based equity-settled compensation plans is measured at grant date and compensation cost is recognized over the vesting period with a corresponding increase in equity. The number of stock options expected to vest is estimated at each measurement date.

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

Recent Accounting Pronouncements

We refer to note 4 to our consolidated financial statements as of and for the year ended December 31, 2015 with regard to new standards and interpretations not yet adopted by us.

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

These exemptions will apply for a period of five years following the completion of our initial public offering (through 2019) or until we no longer meet the requirements of being an “emerging growth company,” whichever is earlier. We would cease to be an emerging growth company if we were to have more than $1.0 billion in annual revenue or have more than $700 million in market value of our common shares held by non-affiliates or issue more than $1.0 billion of non-convertible debt over a three-year period.

B.	Liquidity and Capital Resources

Since inception, we have incurred significant operating losses. For the years ended December 31, 2013, 2014 and 2015, we incurred net losses of €26.1 million, €0.3 million and €20.2 million, respectively. To date, we have financed our operations primarily through public offerings of our common shares, private placements of equity securities and loans, grants and revenues from collaboration partners. As of December 31, 2015, we had cash and cash equivalents of €76.7 million.

Our cash and cash equivalents have been deposited primarily in savings and deposit accounts with original maturities of three months or less. Saving and deposit accounts generate a small amount of interest income. We expect to continue this investment philosophy but could consider to deposit our cash in savings and deposit accounts with slightly longer (6 months) maturities.

Cash Flows

Comparison of the years ended December 31, 2014 and 2015

The table below summarizes our consolidated statement of cash flows for the years ended December 31, 2014 and 2015:

	Year ended December 31,
	2014	2015
	(in € thousand)
Net cash used in operating activities	(10,547)	(18,535)
Net cash used for investing activities	(298)	(277)
Net cash generated from financing activities	44,889	53,498
Net changes to cash and cash equivalents	34,044	34,686
Cash and cash equivalents at the beginning of the year	4,151	39,725
Exchange-rate related changes of cash and cash equivalents	1,530	2,329
Cash and cash equivalents at the end of the year	39,725	76,740

The increase in net cash used in operating activities by 76% from €10.5 million in the year ended December 31, 2014 to €18.5 million in the year ended December 31, 2015 was mainly due to higher cash expenditure for research and development efforts and higher general and administrative cost.

Net cash used for investing activities remained unchanged with €0.3 million.

Net cash generated from financing activities increased from €44.9 million in the year ended December 31, 2014 to €53.5 million in the year ended December 31, 2015. The 2015 amount mainly includes the net proceeds from the public offering in May 2015 and the net proceeds received from the private placement in October 2015.

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

Cash and Funding Sources

Our cash and cash equivalents as of December 31, 2015 were €76.7 million. Funding sources generally comprise proceeds from the issuance of equity instruments, revenues from collaboration agreements and government grants.

On July 24, 2014, our subsidiary Affimed Therapeutics AG (now Affimed GmbH) entered into an agreement for a loan facility (the “Perceptive Credit Facility”) with an affiliate of Perceptive Advisors LLC. The Perceptive Credit Facility originally provided for aggregate funding of $14.0 million, including $5.5 million in initial funding and up to an additional $8.5 million of capital available in subsequent tranches. In 2015, we agreed with Perceptive to cancel the option to draw the remaining available $8.5 million.

The loans outstanding under the Perceptive Credit Facility accrue interest at an annual rate equal to an applicable margin of nine percent plus one-month LIBOR, with LIBOR deemed to equal 1% if LIBOR is less than 1% and is payable in monthly installments of interest only through April 2016 and then principal and interest thereafter in monthly installments through August 2018, with the outstanding balance to be repaid in full at the end of August 2018. Borrowings under the Perceptive Credit Facility are secured by a substantial portion of our tangible assets and intellectual property. Under the loan agreement governing the facility, we are subject to customary affirmative and negative covenants including limitations on additional indebtedness, limitations on liens, limitations on acquisitions and other restrictions related to our tangible assets and intellectual property. Additionally, covenants set forth under the facility will require us to maintain a minimum cash balance of $2.0 million. We have also agreed to achieve certain development milestones for AFM11 and AFM13. We have entered into a discussion regarding the facility with Perceptive, including with respect to the development milestones.

Following the closing of our initial public offering, we issued to Perceptive 106,250 warrants at an exercise price of $8.80 in accordance with the loan agreement governing the facility.

On September 17, 2014, we completed our initial public offering of common shares in which we sold an aggregate of 8,000,000 common shares at a price to the public of $7.00 per share. The proceeds to us from the offering were approximately €43.2 million, before deducting the underwriting discounts, commissions and offering expenses.

In January 2015, we announced that we had been awarded a €2.4 million ($3 million) grant from the German Federal Ministry of Education and Research (BMBF). The grant, awarded under the BMBF’s “KMU-innovative: Biotechnology–BioChance” program, will cover approximately 40% of expenses for a research and development program to develop multi-specific antibodies for the treatment of multiple myeloma. The grant payments are scheduled to be made periodically through the end of 2017.

On May 12, 2015, we announced the closing of our offering of 5,750,000 common shares at a public offering price of $7.15 per common share. The total amount includes 750,000 common shares issued pursuant to the underwriters’ option to purchase additional shares which was exercised on May 7, 2015. After deducting the underwriting discounts and other offering expenses, the net proceeds of the public offering were €33.5 million ($37.5 million).

On October 14, 2015, we sold 3.3 million shares to SGR Sagittarius Holding AG, an existing shareholder affiliated with Aeris Capital AG, in a private placement exempt from registration, resulting in net proceeds to us of €19.1 million ($21.8 million).

Funding Requirements

We expect that we will require additional funding to complete the development of our product candidates and to continue to advance the development of our other product candidates. In addition, we expect that we will require additional capital to commercialize our product candidates AFM13, AFM11, AFM21/AFM22 and AFM24. If we receive regulatory approval for AFM13, AFM11, AFM21/AFM22 or AFM24, and if we choose not to grant any licenses to partners, we expect to incur significant commercialization expenses related to product manufacturing, sales, marketing and distribution, depending on where we choose to commercialize. We also expect to incur additional costs associated with operating as a public company. Additional funds may not be available on a timely basis, on favorable terms, or at all, and such funds, if raised, may not be sufficient to enable us to continue to implement our long-term business strategy. If we are not able to raise capital when needed, we could be forced to delay, reduce or eliminate our product development programs or commercialization efforts.

We believe that our existing cash and cash equivalents will enable us to fund our operating expenses and capital expenditure requirements until the first quarter of 2018. We have based this estimate on assumptions that may prove to be incorrect, and we could use our capital resources sooner than we currently expect. Our future funding requirements will depend on many factors, including but not limited to:

▪	the scope, rate of progress, results and cost of our clinical trials, nonclinical testing, and other related activities;

▪	the cost of manufacturing clinical supplies, and establishing commercial supplies, of our product candidates and any products that we may develop;

▪	the number and characteristics of product candidates that we pursue;

▪	the cost, timing, and outcomes of regulatory approvals;

▪	the cost and timing of establishing sales, marketing, and distribution capabilities; and

▪	the terms and timing of any collaborative, licensing, and other arrangements that we may establish, including any required milestone and royalty payments thereunder.

To address our financing needs, we may raise additional capital through the sale of equity or convertible debt securities. In such an event, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a holder of our common shares. In this context we are also considering the restructuring of our existing debt financing with Perceptive or entering into new or additional debt financing agreements to address our funding needs, including to extend our cash reach.

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

F.	Tabular disclosure of contractual obligations

The table below sets forth our contractual obligations and commercial commitments as of December 31, 2015 that are expected to have an impact on liquidity and cash flow in future periods. In addition to license agreements with fixed payment obligations, we have entered into various collaboration and license agreements that may trigger milestone payments and royalty payments upon the achievement of certain milestones and net sales in the future. Because the achievement and timing of these milestones and net sales is not fixed or determinable, our commitments under these agreements have not been included in the table below.

	Payments Due by Period
	Total	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years
	(in € thousand)
Operating lease obligations	1,288	298	759	231	0
Fixed license payments	344	344	0	0	0
Perceptive Credit Facility	5,780	2,105	3,675	0	0
Total	7,412	2,747	4,434	231	0

Operating lease obligations

Operating lease obligations consist of payments pursuant to non-cancellable operating lease agreements relating to our lease of office space. The lease term of our premises in the Czech Republic is contracted until the year 2020 with a period of notice of three months. The lease period for the premises in Germany is extended automatically for 24 months if not terminated 12 months prior to the end of the lease period. The current lease period ends on February 28, 2019.

Fixed license payments

These payments relate to two license agreement for the use of certain technologies by our subsidiary AbCheck. AbCheck has the right to terminate these agreements yearly at the end of each year and at any time during the term of the agreement, respectively.

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

The following table presents our supervisory directors. Bernhard R.M. Ehmer was appointed by the general meeting of shareholders on January 21, 2016. Ulrich M. Grau was appointed by the general meeting of shareholders on June 9, 2015, and his term was effective as of July 1, 2015. Our other supervisory directors were appointed by the general meeting of shareholders on September 12, 2014, with effect from September 17, 2014. Thomas Hecht is the chairman of our supervisory board. The term of each of our supervisory directors will terminate on the date of the annual general meeting of shareholders in the year indicated below.

Name	Age	Term
Thomas Hecht	64	2017
Bernhard R.M. Ehmer	61	2019
Ulrich M. Grau	67	2018
Berndt Modig	57	2017
Richard B. Stead	63	2016
Ferdinand Verdonck	73	2017

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

Bernhard R.M. Ehmer, Director. Dr. Ehmer has been a member of our supervisory board since 2016. He has been chairman of the board of management of Biotest AG since January 2015. Prior to this, he worked for the Imclone Group, a wholly owned subsidiary of Eli Lilly, as president of Imclone Systems Corporation in the United States and as managing director in Germany. In 2007/2008 he was CEO of Fresenius Biotech, Germany and before this, Dr. Ehmer headed the Business Area Oncology of Merck KGaA, Darmstadt and served as head of Global Clinical Operations at Merck. Between 1986 and 1998 he held various functions at Boehringer Mannheim in Germany, Italy and Singapore. Dr. Ehmer holds a degree in medicine and worked in the Department of Internal Medicine at the Academic Teaching Hospital of the University of Heidelberg.

Ulrich M. Grau, Director. Dr. Grau served as an advisor to our board from May 2013 until June 2015 and became a board member in July 2015. He has over 30 years of experience in the biotechnology and pharmaceutical industries including general management, business development, corporate strategy and the development of new products and technologies. Dr. Grau was Chief Operating Officer at Micromet from 2011 to 2012. Between 2006 and 2010, Dr. Grau was a founder, President and CEO of Lux Biosciences, Inc., a clinical stage ophthalmic company. Previously, Dr. Grau served as President of Research and Development at BASF Pharma/ Knoll where he directed a global R&D organization whose development pipeline included Humira. The majority of his career was at Aventis Pharma, where he last held the position of senior VP of global late stage development. Lantus® is based on his inventions made during his early years as a scientist with Hoechst AG. Dr. Grau received his Ph.D. in chemistry and biochemistry from the University of Stuttgart and spent three years as a post-doctoral fellow at Purdue University in the field of protein crystallography.

Berndt Modig, Director. Mr. Modig has been a member of our supervisory board since 2014. He has served as Chief Financial Officer of Prosensa Holding N.V. from March 2010 through January 2015 when Prosensa was acquired by BioMarin Pharmaceutical Inc. Mr. Modig also serves as member of the board of directors and chairman of the audit committee of Auris Medical Holding AG and Axovant Sciences Ltd. Mr. Modig has more than 25 years of international experience in finance and operations, private equity and mergers and acquisitions. Before joining Prosensa, Mr. Modig was Chief Financial Officer at Jerini AG from October 2003 to November 2008, where he directed private financing rounds, its initial public offering in 2005 and its acquisition by Shire plc in 2008. Prior to Jerini, Mr. Modig served as Chief Financial Officer at Surplex AG from 2001 to 2003 and as Finance Director Europe of U.S.-based Hayward Industrial Products Inc. from 1999 to 2001. In previous positions, Mr. Modig was a partner in the Brussels-based private equity firm Agra Industria from 1994 to 1999 and a Senior Manager in the Financial Services Industry Group of Price Waterhouse LLP in New York from 1991 to 1994. Mr. Modig served as a director of Mobile Loyalty plc from 2012 to 2013. Mr. Modig has a bachelor’s degree in business administration, economics and German from the University of Lund, Sweden and an M.B.A. degree from INSEAD, Fontainebleau, France and is a Certified Public Accountant.

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

Ferdinand Verdonck, Director. Mr. Verdonck has been a member of our supervisory board since July 2014. He is chairman of the supervisory board of uniQure N.V. and is a director and a member of the Audit Committee of Virtus Funds and Laco Information Services. In recent years he was director of Groupe SNEF, director and member of the audit committee of J.P. Morgan European Investment Trust and director and chairman of the audit committee of two biotechnology companies in Belgium, Movetis and Galapagos. He has previously served as chairman of Banco Urquijo and of Nasdaq Europe and as a director of Dictaphone Corporation. From 1992 to 2003, he was the managing director of Almanij NV, a financial services company which has since merged with KBC, and his responsibilities included company strategy, financial control, supervision of executive management and corporate governance, including board participation in publicly-traded and privately-held companies in many countries. Mr. Verdonck holds a law degree from KU Leuven and degrees in economics from KU Leuven and the University of Chicago.

The following table lists the members of our current management board:

Name	Age	Position
Adi Hoess	54	Chief Executive Officer
Florian Fischer	48	Chief Financial Officer
Jens-Peter Marschner	53	Chief Medical Officer
Jörg Windisch	45	Chief Operating Officer

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

Jörg Windisch, Chief Operating Officer. Dr. Windisch joined us in 2016 after spending 20 years at Sandoz Biopharmaceuticals (a Novartis company), most recently serving as Chief Science Officer. He joined Novartis in 1996 in the biologics unit of Sandoz, where he played a leading role in the development of Somatropin (Omnitrope®), the first ever biosimilar medicine, as well as of Sandoz’ Epoetinalfa (Binocrit®) and Filgrastim (Zarzio®) products. Over the course of 15 years he built an international technical development organization for biologics and for five years Dr. Windisch also led the joint biologics technical development and manufacturing organization for Novartis Pharma and Sandoz. He was involved in the development and manufacturing of about 20 biologics, six of which are currently marketed. Dr. Windisch was educated in Austria, Germany and the U.S. and received his Ph.D. in Biochemistry and Molecular Geneticsfrom the University of Innsbruck.

The following is a brief summary of the business experience of certain other key employees.

Andrew Curtis, Head of Corporate Strategy and BD, President & CEO Affimed Inc. Mr. Curtis joined us in 2015 with more than 20 years of expertise in a range of positions in both large pharmaceutical companies, most notably Pfizer, and as a biotechnology entrepreneur, focusing on the licensing, commercial development and commercialization of new medicines for rare and neglected diseases. Mr. Curtis was the Founder and CEO of Rising Tide Therapeutics, a biotech startup focused on developing medicines for genetic pulmonary diseases. Prior to this, Mr. Curtis was CEO of Jerini US Inc., a company focused on the development and commercialization of icatibant, a treatment for hereditary angioedema, subsequently commercialized under the brand name Firazyr by Shire after it acquired Jerini in 2008. His career also includes commercial marketing and sales positions with Pfizer, Genzyme, TargetRx, J&J, and Merck, as well as advisory activities. Mr. Curtis holds a B.A. from Muhlenberg College and a M.A. from Lehigh University.

Erich Rajkovic, Head of Research Operations and Intellectual Property. Dr. Rajkovic joined us in 2007 as scientist in antibody discovery and antibody engineering. In 2010, he joined our Business Development team and was promoted to Director of Business Development in 2011. From 2013 to 2016 he was responsible for Business Development & Alliance Management and he became Head of Research Operations and Intellectual Property in 2016. Dr. Rajkovic played a key role in the negotiations with Amphivena and Janssen and with The Leukemia & Lymphoma Society. In addition, Dr. Rajkovic has been leading the negotiations of the cGMP manufacturing and clinical trial agreements. Prior to Affimed Dr. Rajkovic worked for Kwizda Pharma (Austria). He studied pharmacy and received his Ph.D. in protein chemistry and biophysics from the University of Graz (Austria) in 2006.

Martin Treder, Chief Scientific Officer. Dr. Treder joined us in 2015 and has 13 years of professional experience in the field of biotherapeutics research and development. Before joining Affimed, he was Chief Scientific Officer at CT Atlantic AG where he was responsible for establishing a broad research pipeline of various preclinical and clinical development programs. Prior to CT Atlantic, Dr. Treder held the position of Program Director at U3 Pharma AG, a German biotech company developing targeted cancer therapeutics, where he headed the company’s portfolio of innovative anti-HER3 therapeutic antibodies. Dr. Treder graduated with Honors from Monash University in Melbourne, Australia and obtained a diploma in Biology at the University of Würzburg, Germany. He earned his Ph.D. working in Prof. Axel Ullrich's group at the Max Planck Institute of Biochemistry in Martinsried-Munich, receiving his doctorate from the Technical University of Munich, Germany.

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

Management services agreements

Our managing directors have entered into management services agreements with us. The management services agreements of Adi Hoess, Florian Fischer and Jens-Peter Marschner became effective upon the consummation of our initial public offering. The management services agreement of Jörg Windisch became effective upon his appointment by the general meeting of shareholders on January 21, 2016. These agreements comprise the following elements: fixed salary, bonus payments, earmarked pension and social security payments and share based compensation components. In addition these agreements provide for benefits upon a termination of service.

Long-term incentive plans

Equity Incentive Plan 2014

In conjunction with the closing of our initial public offering, we established the Affimed N.V. Equity Incentive Plan 2014 (“the 2014 Plan”) with the purpose of advancing the interests of our shareholders by enhancing our ability to attract, retain and motivate individuals who are expected to make important contributions to us. The maximum number of shares available for issuance under the 2014 Plan equals 7% of the total outstanding common shares on September 17, 2014, or 1,678,891 common shares. On January 1 of any calendar year thereafter (including January 1, 2016), an additional 5% of the total outstanding common shares on that date becomes available for issuance under the 2014 Plan. The absolute number of shares available for issuance under the 2014 Plan will increase automatically upon the issuance of additional shares by the Company. The option exercise price for options under the 2014 Plan is the fair market value of a share as defined in the 2014 Plan on the relevant grant date. We are following home country rules relating to the re-pricing of stock options. Under applicable Dutch law, re-pricing is permissible, but constitutes a deviation from the best practice provisions of the DCGC. As a result, if we engage in re-pricing of stock options, we would be required to provide an explanation in our annual report for why we do not comply with the best practice provisions.

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

Compensation of Managing Directors and Supervisory Directors

The compensation, including benefits in kind, accrued or paid to our managing directors and supervisory directors with respect to the year ended December 31, 2015, for services in all capacities is shown below on an individual basis. Further details for the compensation for our managing directors and supervisory directors are given in notes 19 and 24 to our consolidated financial statements as of and for the year ending December 31, 2015. As of December 31, 2015, we have no amounts set aside or accrued to provide pension, retirement or similar benefits to our managing directors and supervisory directors.

Carve-Out Agreements

Certain of our managing directors and supervisory directors are entitled to receive, or have already received, common shares in connection with the carve-out plan described in Notes 2 and 19 to our consolidated financial statements pursuant to which 7.78% of the common shares of the Company outstanding immediately prior to the initial public offering owned by pre-IPO existing shareholders have been or will be transferred to the beneficiaries upon the conditions set forth therein.

Directors compensation 2015

Managing directors

(in € thousand)	Hoess	Fischer	Marschner	Total
Periodically paid compensation	424	319	319	1,062
Bonuses	149	83	83	315
Total cash compensation	573	402	402	1,377

2014 Plan share-based payment expense	774	298	252	1,324
Total share-based payment expense	774	298	252	1,324

Supervisory directors

(in € thousand)	Hecht	Grau	Modig	Stead	Verdonck	Total
Periodically paid compensation	120	24	51	40	61	296
Service fees*	0	138	0	0	0	138
Total cash compensation	120	162	51	40	61	434

2014 Plan share-based payment expense	167	47	88	88	88	478
Total share-based payment expense	167	47	88	88	88	478

* Ulrich Grau is a significant shareholder and Chairman of the Board of Directors of i-novion Inc., which was engaged by us to conduct preclinical services. In 2015, i-novion Inc. received related payments of €138,000.

Stock options granted under the Equity Incentive Plan 2014

Managing directors

Beneficiary	Grant date	Number of options	Strike price USD	Expiration date
Adi Hoess	September 4, 2015	290,000	9.42	September 4, 2025
Florian Fischer	September 4, 2015	105,000	9.42	September 4, 2025
Jens-Peter Marschner	September 4, 2015	80,000	9.42	September 4, 2025
Total		475,000

Supervisory directors

Beneficiary	Grant date	Number of options	Strike price USD	Expiration date
Thomas Hecht	June 9, 2015	20,000	12.44	June 9, 2025
Ulrich M. Grau	July 1, 2015	20,000	13.47	July 1, 2025
Berndt Modig	June 9, 2015	20,000	12.44	June 9, 2025
Richard Stead	June 9, 2015	20,000	12.44	June 9, 2025
Ferdinand Verdonck	June 9, 2015	20,000	12.44	June 9, 2025
Total		100,000

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

Our remuneration policy for the supervisory directors provides for payments and initial and annual equity awards. This is permissible under Dutch law, but constitutes a deviation from the DCGC. The remuneration policy for our supervisory directors establishes that each supervisory director will be entitled to an annual retainer of €20,000, provided that the chairman of the supervisory board will be entitled to an annual retainer of €75,000. In addition, the chairman of the audit committee is entitled to an additional annual retainer of €15,000 and the chairmen of the compensation and nomination and corporate governance committees are each entitled to annual retainers of €7,500. Supervisory directors will also be paid €3,000 for each supervisory board meeting attended in person and €1,500 for each supervisory board meeting attended by telephone, provided the meeting attended by telephone exceeds 30 minutes. The members of each committee will be paid €1,500 for each committee meeting attended in person and €750 for each committee meeting attended by telephone, provided the meeting attended by telephone exceeds 30 minutes. In addition, we will grant any future chairman of the supervisory board an initial award of stock options to purchase 35,000 common shares on the date of election as the chairman. Further, under the remuneration policy we will grant any future supervisory director an initial award of stock options to purchase 20,000 common shares on the date of election as a supervisory director. These initial stock options will vest over a three-year period in three equal installments on the anniversaries of the grant date. In addition, the remuneration policy provides that each supervisory director is entitled to a total annual grant of 10,000 stock options, with the chairman of the supervisory board entitled to an annual grant of 20,000 stock options. These annual awards will vest in four quarterly installments and will be fully vested on the first anniversary of the grant date. Initial awards and annual awards will be granted automatically on the respective dates of issuance based on the approval by the shareholders of the remuneration policy and will not require any further approval by the supervisory board or the company. Supervisory directors are also entitled to be reimbursed for their reasonable expenses incurred in attending meetings of the supervisory board and its committees.

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

Supervisory Board Committees

Audit committee

The audit committee, which consists of Ferdinand Verdonck (Chairman), Berndt Modig and Bernhard Ehmer, assists the board in overseeing our accounting and financial reporting processes and the audits of our financial statements. In addition, the audit committee is directly responsible for the appointment, compensation, retention and oversight of the work of our independent registered public accounting firm. Our supervisory board has determined that Ferdinand Verdonck, Berndt Modig and Bernhard R. M. Ehmer satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act. The supervisory board has determined that each of Ferdinand Verdonck and Berndt Modig qualifies as an “audit committee financial expert,” as such term is defined in the rules of the SEC.

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

Compensation committee

The compensation committee, which consists of Thomas Hecht (Chairman), Ulrich Grau and Berndt Modig, assists the supervisory board in determining management board compensation. The committee recommends to the supervisory board for determination the compensation of each of our managing directors. Under SEC and Nasdaq rules, there are heightened independence standards for members of the compensation committee, including a prohibition against the receipt of any compensation from us other than standard supervisory director fees. As permitted by the listing requirements of Nasdaq, we have opted out of Nasdaq Listing Rule 5605(d) which requires that a compensation committee consist entirely of independent directors.

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

Nomination and corporate governance committee

The nomination and corporate governance committee, which consists of , Thomas Hecht (Chairman), Ulrich Grau and Richard B. Stead, assists our supervisory board in identifying individuals qualified to become members of our supervisory board and management board consistent with criteria established by our supervisory board and in developing our corporate governance principles. As permitted by the listing requirements of Nasdaq, we have opted out of Nasdaq Listing Rule 5605(e) which requires independent director oversight of director nominations.

D.	Employees

As of March 15, 2016, we had 39 personnel (full time equivalents), approximately 70% of whom have an advanced academic degree (Diploma/ Master, PhD, MD). Including AbCheck and Affimed Inc., our total headcount is 64.

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

The following table presents information relating to the beneficial ownership of our common shares as of March 15, 2016, by:

▪	each person, or group of affiliated persons, known by us to own beneficially 5% or more of our outstanding common shares (as of the date of such stockholder’s Schedule 13D or Schedule 13G filing for Affimed N.V. with the SEC);

▪	each of our managing directors and supervisory directors; and

▪	all managing directors and supervisory directors as a group.

The number of common shares beneficially owned by each entity, person, managing director or supervisory director is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any common shares over which the individual has sole or shared voting power or investment power as well as any common shares that the individual has the right to acquire within 60 days of March 15, 2016 through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all common shares held by that person.

The percentage of shares beneficially owned is computed on the basis of 33,259,404 of our common shares outstanding as of March 15, 2016. Common shares that a person has the right to acquire within 60 days of March 15, 2016 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all managing directors and supervisory directors as a group. Each common share confers the right on the holder to cast one vote at the general meeting of shareholders and no shareholder has different voting rights. Unless otherwise indicated below, the address for each beneficial owner listed is c/o Affimed N.V., c/o Affimed GmbH, Technologiepark, Im Neuenheimer Feld 582, 69120 Heidelberg, Germany.

	Shares beneficially owned
Name and address of beneficial owner	Number	Percent
5% Shareholders
Entities affiliated with Aeris Capital AG(1)	8,975,598	27.0%
Entities affiliated with OrbiMed Advisors LLC(2)	4,500,641	13.5%
Novo Nordisk A/S(3)	2,734,014	8.2%
Brookside Capital Trading Fund, L.P.(4)	2,097,902	6.3%

Managing Directors and Supervisory Directors
Adi Hoess(5)	125,000	0.4%
Florian Fischer(5)	50,000	0.2%
Jens-Peter Marschner(5)	45,000	0.1%
Thomas Hecht	62,868	0.2%
Bernhard R.M. Ehmer	5,000	0.0%
Ulrich M. Grau	79,919	0.2%
Berndt Modig	17,500	0.1%
Richard B. Stead	27,090	0.1%
Ferdinand Verdonck	17,500	0.1%
All managing directors and supervisory directors as a group (9 persons)	429,877	1.3%

(1)	Consists of 8,939,924 shares held by SGR Sagittarius Holding AG (“Sagittarius”) and 35,674 shares held by AGUTH Holding GmbH (“AGUTH”). Voting and investment power over the shares held by SGR Sagittarius Holding AG is exercised by the Board of Directors of SGR Sagittarius Holding AG, Dr. Johann Irsigler, Manuel Werder and Sonja Frech. The address for SGR Sagittarius Holding AG is Brügglistrasse 2, 8852 Altendorf, Switzerland. Voting and investment power over the shares held by AGUTH is exercised by the Board of Directors of AGUTH, Harald Tschira and Udo Tschira. The address for AGUTH is Schloß-Wolfsbrunnenweg 33, 69118 Heidelberg, Germany. This information is based on a statement filed on Schedule 13D with the SEC on December 17, 2015.

(2)	Consists of 4,458,842 shares held by OrbiMed Private Investments III, LP (“OPI III”) and 41,799 shares held by OrbiMed Associates III, LP (“Associates III”). OrbiMed Capital GP III LLC (“GP III”) is the general partner of OPI III. OrbiMed Advisors LLC (“OrbiMed”) is the managing member of GP III and the general partner of Associates III. Samuel D. Isaly is the managing member of and owner of a controlling interest in OrbiMed and may be deemed to have voting and investment power over the shares held by OPI III and Associates III noted above. Each of GP III, Advisors and Mr. Isaly disclaims beneficial ownership of such shares, except to the extent of its or his pecuniary interest therein, if any. The address for OPI III, Associates III, and OrbiMed is c/o OrbiMed Advisors LLC, 601 Lexington Avenue, 54th Floor, New York, NY 10022. This information is based on a statement filed on Schedule 13D with the SEC on March 17, 2016.

(3)	Novo Nordisk A/S is a publicly-held entity whose B shares are listed on the NASDAQ OMX Copenhagen and whose ADRs are listed on the New York Stock Exchange. The address for Novo Nordisk A/S is Novo Allé, DK-2880 Bagsværd, Denmark. This information is based on a statement filed on Schedule 13G with the SEC on February 17, 2015.

(4)	Brookside Capital Trading Fund, L.P. (“Brookside”), is a privately held entity affiliated with Bain Capital LLC. The address for Brookside is Brookside Capital Trading Fund, L.P., John Hancock Tower 200 Cl, Boston, MA 02116. This information is based on a statement filed on Schedule 13G with the SEC on May 13, 2015.

(5)	Indicates that the director is entitled to receive common shares in connection with the carve-out plan described in Notes 2 and 19 to our consolidated financial statements pursuant to which 7.78% of the common shares of the Company outstanding immediately prior to the initial public offering owned by pre-IPO existing shareholders will be transferred to the beneficiaries upon the conditions set forth therein.

Significant Changes in Ownership by Major Shareholders

We have experienced significant changes in the percentage ownership held by major shareholders as a result of our initial public offering and subsequent offerings. Immediately prior to our initial public offering in September 2014, our principal shareholders were entities affiliated with Aeris Capital AG (32.2% ownership), entities affiliated with OrbiMed Advisors LLC (30.7% ownership), Novo Nordisk A/S (14.3% ownership), BioMedInvestI Ltd. (9.2% ownership) and entities affiliated with Life Sciences Partners (9.2% ownership).

On September 17, 2014, we completed our initial public offering and listed our common shares on the Nasdaq Global Market. In the initial public offering, we sold 8,000,000 common shares. Certain of our pre-IPO investors purchased approximately $23.7 million of our common shares in the initial public offering.

On May 12, 2015 we completed a public offering and sold 5,750,000 common shares to new investors.

On October 14, 2015 we sold 3.3 million shares to SGR Sagittarius Holding AG, an existing shareholder affiliated with Aeris Capital AG.

Holders

As of March 15, 2016, we had approximately 13 shareholders of record of our common stock.

B.	Related party transactions

The following is a description of related party transactions we have entered into since January 1, 2015 with any of our members of our supervisory board or management board and the holders of more than 5% of our common shares.

Agreements with Supervisory Directors

We had a consulting agreement with Ulrich M. Grau, whose term as a supervisory director became effective as of July 1, 2015. Dr. Grau’s remuneration under the agreement consisted of service fees for business development, corporate strategy and the development of new products. In June 2015, this consulting agreement was terminated and all associated rights and obligations ceased. Also, according to a services agreement with i-novion Inc., of which Dr. Grau serves as Chairman of the Board of Directors, i-novion Inc. conducted certain preclinical services for us. In 2015, i-novion Inc. received related payments of €138,000.

Agreements with Amphivena

In 2013, we entered into a license and development agreement, which amended and restated a 2012 license agreement, with Amphivena Therapeutics, Inc., or Amphivena, based in San Francisco, to develop an undisclosed product candidate for hematologic malignancies in exchange for an interest in Amphivena and certain milestone payments. We have also assigned and licensed certain technology to Amphivena and provided it with funding. See “Item 4. Information on the Company— B. Business overview—Amphivena” and “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Collaboration Agreements—Amphivena” for more information.

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

Piggyback registration rights. If we propose to register any common shares (other than in a shelf registration or on a registration statement on Form F-4, S-4 or S-8), the RRA Shareholders are entitled to notice of such registration and to include their registrable securities in that registration. The registration of RRA Shareholders’ registrable securities pursuant to a piggyback registration does not relieve us of the obligation to effect a demand registration. The managing underwriter has the right to limit the number of registrable securities included in a piggyback registration if the managing underwriter believes it would interfere with the successful marketing of the common shares.

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

Indemnification Agreements

We have entered into indemnification agreements with our managing directors and supervisory directors. The indemnification agreements and our Articles of Association require us to indemnify our managing directors and supervisory directors to the fullest extent permitted by law. See “Item 6B. Compensation—Insurance and Indemnification” for a description of these indemnification agreements.

Other Agreements with Directors

See “Item 6. Directors, Senior Management and Employees—B. Compensation” for a description of other agreements with our managing directors and supervisory directors.

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

Dividends and Dividend Policy

We have not declared cash dividends on our common stock in the years 2013, 2014 or 2015. We currently expect to retain future earnings, if any, to finance the operation and expansion of our business, and we do not anticipate paying any cash dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our supervisory board.

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

Our common shares began trading on the Nasdaq Global Market on September 12, 2014 under the symbol AFMD. The following table sets forth the high and low sales prices as reported by Nasdaq for each quarter:

	High	Low
Year Ended December 31, 2015
First Quarter	$9.16	$5.16
Second Quarter	13.75	5.85
Third Quarter	24.20	5.83
Fourth Quarter	8.42	5.75

D.	Selling shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share capital

Not applicable.

B.	Memorandum and articles of association

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

Income Tax Implications of the Purchase, Holding and Disposal of Shares

In terms of the taxation of shareholders of the Company, a distinction must be made between taxation in connection with the holding of shares (“Taxation of Dividends”), taxation in connection with the sale of shares (“Taxation of Capital Gains”) and taxation in connection with the mortis causa or inter vivos (munificent) transfer of shares (“Inheritance and Gift Tax”).

Taxation of Dividends

Withholding tax

As a general rule, the dividends distributed to the shareholder are subject to a withholding tax (Kapitalertragsteuer) of 25% and a solidarity surcharge of 5.5% thereon (i.e., 26.375% in total plus church tax, if applicable). The withholding tax is withheld and discharged for the account of the shareholders by the Company. Dividend payments that are funded from the Company’s contribution account for tax purposes (steuerliches Einlagekonto; § 27 Körperschaftsteuergesetz, German Corporation Income Tax Act) are generally not taxable in Germany and are not subject to withholding tax.

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

If dividends are distributed to corporations subject to limited tax liability, i.e., corporations with no registered office or place of management in Germany and if the shares neither belong to the assets of a permanent establishment or fixed place of business in Germany nor form part of business assets for which a permanent representative in Germany has been appointed, two-fifths of the tax withheld at the source can generally be refunded even if the prerequisites for a refund under the Parent-Subsidiary Directive or the relevant double taxation treaty are not fulfilled. The relevant application forms are available at the German Federal Central Tax Office (at the address specified above).

The exemption from withholding tax under the Parent-Subsidiary Directive as well as the aforementioned possibilities for a refund of withholding tax depend on certain other conditions being met (particularly the fulfillment of so-called substance requirements—Substanzerfordernisse).

Taxation of dividends of shareholders with a tax domicile in Germany

Shares held as non-business assets

Dividends distributed to shareholders with a tax domicile in Germany whose shares are held as non-business assets form part of their taxable capital investment income, which is subject to a flat tax at a rate of 25% plus solidarity surcharge of 5.5% thereon (i.e., 26.375% in total plus church tax, if applicable). The income tax owed for this dividend income is in general discharged by the withholding tax levied by the Company (flat tax—Abgeltungsteuer). Income-related expenses cannot be deducted from the capital investment income, except for an annual lump-sum deduction (Sparer-Pauschbetrag) of €801 (€1,602 for married couples filing jointly). However, the shareholder may request that his capital investment income (including dividends) along with his other taxable income is taxed at his individual progressive income tax rate (instead of the flat tax on capital investment income) if this results in a lower tax burden. In this case the withholding tax will be credited against the individual progressive income tax and any excess amount will be refunded. In this case as well income-related expenses cannot be deducted from the capital investment income, except for the aforementioned annual lump-sum deduction.

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

Corporations

If the shareholder is a corporation with a tax domicile in Germany, the dividends are in general effectively 95% exempt from corporate income tax and the solidarity surcharge. Five percent of the dividends are treated as non-deductible business expenses and are therefore subject to corporate income tax (plus the solidarity surcharge thereon) at a total tax rate of 15.825%. In other respects, business expenses actually incurred in direct relation to the dividends may be deducted. However dividends are not exempt from corporate income tax (including solidarity surcharge thereon), if the shareholder only held (or holds) a direct participation of less than 10% in the share capital of the distributing corporation at the beginning of the calendar year (hereinafter in all cases, a “Portfolio Participation” (Streubesitzbeteiligung)). Participations of at least 10% acquired during a calendar year are deemed to have been acquired at the beginning of the calendar year. Participations which a corporate shareholder holds through a partnership (including those that are co-entrepreneurships (Mitunternehmerschaften)) are attributable to the shareholder only on a pro rata basis at the ratio of the interest share of the shareholder in the assets of the relevant partnership. Shareholders affected by the rules for the taxation of dividends from Portfolio Participations are recommended to discuss the potential consequences with their tax advisors.

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

Taxation of dividends of shareholders without a tax domicile in Germany

Shareholders without a tax domicile in Germany whose shares are attributable to a German permanent establishment or fixed place of business or are part of business assets for which a permanent representative in Germany has been appointed, are also subject to tax in Germany on their dividend income. In this respect the provisions outlined above for shareholders with a tax domicile in Germany whose shares are held as business assets apply accordingly (“—Taxation of dividends of shareholders with a tax domicile in Germany—Shares held as business assets”). The withholding tax (including the solidarity surcharge thereon) withheld and passed on will be credited against the income or corporate income tax liability or refunded in the amount of any excess.

In all other cases, any German limited tax liability on dividends is discharged by withholding tax imposed by the Company. Withholding tax is only reimbursed in the cases and to the extent described above under “—Withholding tax”.

Taxation of Capital Gains

Taxation of capital gains of shareholders with a tax domicile in Germany

Shares held as non-business assets

Gains from the disposal of shares acquired after December 31, 2008 by a shareholder with a tax domicile in Germany and held as non-business assets are generally—regardless of the holding period—subject to a flat tax on capital investment income at a rate of 25% (plus the solidarity surcharge of 5.5% thereon, i.e., 26.375% in total plus church tax, if applicable).

The taxable capital gain is computed as the difference between (a) the sale proceeds and (b) the acquisition costs of the shares and the expenses related directly and economically to the disposal.

Only an annual lump-sum deduction of €801 (€1,602 for married couples filing jointly) may be deducted from the entire capital investments income. It is not possible to deduct income-related expenses in connection with capital gains, except for the expenses directly related in substance to the disposal which can be deducted when calculating the capital gains. Losses from disposals of shares may only be offset against capital gains from the disposal of shares.

If the disposal of the shares is executed by a domestic credit institution, or domestic financial services institution (inländisches Kredit-oder Finanzdienstleistungsinstitut) (including domestic branches of foreign credit and financial services institutions), domestic securities trading company (inländisches Wertpapierhandelsunternehmen) or a domestic securities trading bank (inländische Wertpapierhandelsbank), and such office pays out or credits the capital gains (a “Domestic Paying Agent”), the tax on the capital gains will in general be discharged for the account of the seller by the Domestic Paying Agent imposing the withholding tax on investment income at the rate of 26.375% (including the solidarity surcharge thereon) on the capital gain.

However, the shareholder can apply for his total capital investment income together with his other taxable income to be subject to his progressive income tax rate, as opposed to the flat tax on investment income, if this results in a lower tax liability. In this case the withholding tax is credited against the individual progressive income tax and any resulting excess amount will be refunded. Pursuant to the current view of the German tax authorities (which has recently been rejected by a fiscal court; a decision by the German Federal Tax Court (Bundesfinanzhof) is still pending), in this case as well income-related expenses cannot be deducted from the capital investment income, except for the aforementioned annual lump-sum deduction. Further, the limitations on offsetting losses are also applicable under the income tax assessment.

If the withholding tax or, if applicable, the church tax on capital gains, is not withheld by a Domestic Paying Agent, the shareholder is required to declare the capital gains in his income tax return. The income tax and any applicable church tax on the capital gains will then be collected by way of assessment.

Regardless of the holding period and the time of acquisition, gains from the disposal of shares are not subject to the flat tax but to individual progressive income tax if a shareholder domiciled in Germany, or, in the event of a munificent transfer, their legal predecessor, or, if the shares have been munificently transferred several times in succession, one of his legal predecessors at any point during the five years preceding the disposal directly or indirectly held at least 1% of the share capital of the Company (a “Qualified Holding”). In this case the partial income method applies to gains from the disposal of shares, which means that only 60% of the capital gains are subject to tax and only 60% of the losses on the disposal and expenses economically related thereto are tax deductible. Even though withholding tax has to be withheld by a Domestic Paying Agent in the case of a Qualified Holding, this does not discharge the tax liability of the shareholder. Consequently, a shareholder must declare his capital gains in his income tax return. The withholding tax (including the solidarity surcharge thereon and church tax, if applicable) levied and paid will be credited against the shareholder’s income tax liability as assessed (including the solidarity surcharge thereon and any church tax, if applicable) or refunded in the amount of any excess.

Shares held as business assets

Gains from the sale of shares held as business assets of a shareholder with a tax domicile in Germany are not subject to the flat tax. The taxation of the capital gains depends on whether the shareholder is a corporation, a sole proprietor or a partnership (co-entrepreneurship).

Corporations

If the shareholder is a corporation with a tax domicile in Germany, the gains from the disposal of shares are in general effectively 95% exempt from corporate income tax (including the solidarity surcharge thereon) and trade tax, regardless of the size of the participation and the holding period, and 5% of the gains are treated as non-deductible business expenses and are therefore subject to corporate income tax (plus the solidarity surcharge thereon) at a rate of 15.825% and trade tax (at a rate depending on the municipal trade tax multiplier applied by the municipal authority, generally between 7% and approximately 18%). As a rule, capital losses and other profit reductions in connection with shares (e.g., from a write-down) cannot be deducted for tax purposes. Currently, there are no specific rules for the taxation of gains arising from the disposal of Portfolio Participations.

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

Partnerships

If the shareholder is a genuine business partnership or a deemed business partnership (co-entrepreneurship) with a permanent establishment in Germany, the income or corporate income tax is not levied at the level of the partnership but at the level of the respective partner. The taxation depends on whether the partner is a corporation or an individual. If the partner is a corporation, the capital gains from the shares as contained in the profit share of the partner will be taxed in accordance with the rules applicable to corporations (see “Corporations” above). For capital gains in the profit share of a partner that is an individual, the principles outlined above for sole proprietors apply accordingly (partial-income method, see above under “Sole proprietors”). Upon application and subject to further conditions, a partner that is an individual can obtain a reduction of his personal income tax rate for earnings retained at the level of the partnership.

In addition, capital gains from the shares are subject to trade tax at the level of the partnership if the shares are attributed to a domestic permanent establishment of a business operation of the partnership generally, (i) at 60% as far as they are attributable to the profit share of an individual partner, and (ii) currently, at 5% as far as they are attributable to the profit share of a corporate partner. Capital losses and other profit reductions in connection with the shares are currently not deductible for trade tax purposes if they are attributable to the profit share of a corporation; however, 60% of the capital losses are deductible, subject to general limitations, to the extent such losses are attributable to the profit share of an individual.

If the partner is an individual, the portion of the trade tax paid by the partnership attributable to his profit share will generally be credited, either in full or in part, against his personal income tax by means of a lump-sum method—depending on the level of the municipal trade tax multiplier and certain individual tax-relevant circumstances of the taxpayer.

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

In case of a Qualified Holding (as defined in “—Taxation of capital gains of shareholders with a tax domicile in Germany—Shares held as non-business assets”), 5% of the gains from the disposal of the shares should currently be subject to corporate income tax plus the solidarity surcharge thereon, if the shareholder is a corporation. If the shareholder is a private individual, only 60% of the gains from the disposal of the shares are subject to progressive income tax plus the solidarity surcharge thereon (partial-income method). However, most double taxation treaties provide for exemption from German taxation and attribute the right of taxation to the shareholder’s state of residence. According to the tax authorities there is no obligation to levy withholding tax at source in the case of a Qualified Holding if the shareholder submits to the Domestic Paying Agent a certificate of residence issued by a competent foreign tax authority.

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

Dutch Tax Considerations

The following does not purport to present a comprehensive or complete description of all aspects of Dutch tax law which could be of relevance to a holder of common shares (a “Shareholder”). For Dutch tax purposes, a Shareholder may include an individual or entity who does not have the legal title of the common shares in the capital of the Company (the “Shares”), but to whom nevertheless the Shares are attributed based either on such individual or entity holding a beneficial interest in the Shares or based on specific statutory provisions, including statutory provisions pursuant to which Shares are attributed to an individual who is, or who has directly or indirectly inherited from a person who was, the settlor, grantor or similar originator of a trust, foundation or similar entity that holds the Shares.

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

Any reference hereafter made to a treaty for the avoidance of double taxation concluded by the Netherlands, includes the Tax Regulation for the Kingdom of the Netherlands (Belastingregeling voor het Koninkrijk), the Tax Regulation for the country of the Netherlands (Belastingregeling voor het land Nederland), and the agreement between the Taipei Representative Office in the Netherlands and the Netherlands Trade and Investment Office in Taipei for the avoidance of double taxation.

Withholding Tax

A Shareholder is generally subject to Dutch dividend withholding tax at a rate of 15% on dividends distributed by the Company. The Company is generally responsible for the withholding of such dividend withholding tax at its source. The dividend withholding tax is for the account of the Shareholder.

On January 1, 2016 the convention between Germany and the Netherlands for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income, concluded on April 12, 2012 (the “2012 Germany-Netherlands Treaty”), entered into force. Under the 2012 Germany-Netherlands Treaty, a Shareholder, other than a Shareholder who is a resident of the Netherlands, will not be subject to Dutch dividend withholding tax on dividends distributed by the Company, irrespective of the nature or form of such dividend, if and for as long as the Company is a tax resident solely in Germany for purposes of the 2012 Germany-Netherlands Treaty. A Shareholder that is a resident of the Netherlands, will generally be subject to Dutch dividend withholding tax on dividends distributed by the company, irrespective of the nature or form of such dividend, at a rate of 15%. The Company intends to be a resident solely in Germany for purposes of the 2012 Germany-Netherlands Treaty on a continuous basis.

Dividends distributed by the Company include, but are not limited to:

▪	distributions of profits in cash or in kind, deemed or constructive distributions, whatever they might be named or in whatever form;

▪	proceeds from the liquidation of the Company, or proceeds from the redemption or the repurchase of Shares by the Company or one of its direct or indirect subsidiaries, other than as a temporary portfolio investment (tijdelijke belegging), in excess of the average paid-in capital recognized for Dutch dividend withholding tax purposes;

▪	the nominal value of Shares issued to a Shareholder or an increase in the nominal value of the Shares, to the extent that no contribution, recognized for Dutch dividend withholding tax purposes, has been made or will be made; and

▪	partial repayment of paid-in capital, that is

▪	not recognized for Dutch dividend withholding tax purposes, or

▪	recognized for Dutch dividend withholding tax purposes, to the extent that the Company has “net profits” (zuivere winst), unless

(a)	the general meeting of Shareholders has resolved in advance to make such repayment, and

(b)	the nominal value of the Shares concerned has been reduced with an equal amount by way of an amendment to the Articles of Association of the Company.

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

If a Shareholder is resident in a country other than the Netherlands, under certain circumstances exemptions from, reductions in or refunds of Dutch dividend withholding tax may be available pursuant to Dutch domestic law or treaties or regulations for the avoidance of double taxation.

According to Dutch domestic anti-dividend stripping rules, no credit against Dutch income or corporate income tax, exemption from, reduction in or refund of, Dutch dividend withholding tax will be granted if the recipient of the dividend paid by the company is not considered to be the beneficial owner (uiteindelijk gerechtigde) of such dividend as meant in these rules.

Taxes on Income and Capital Gains

This paragraph does not purport to describe the possible Dutch tax considerations or consequences that may be relevant to a Shareholder:

▪	who is an individual and for whom the income or capital gains derived from the Shares are attributable to employment activities, the income from which is taxable in the Netherlands;

▪	that is an entity that is not subject to corporate income tax in full or is partially exempt from corporate income tax (such as pension funds);

▪	that is an investment institution (beleggingsinstelling) as defined in Section 6a or 28 of the Dutch 1969 Corporate income tax act (Wet op de vennootschapsbelasting 1969, “CITA”); or

▪	which is entitled to the participation exemption (deelnemingsvrijstelling) with respect to the Shares as defined in Section 13 of CITA.

Residents in the Netherlands

The description of certain Dutch tax consequences in this paragraph is only intended for the following Shareholders:

(a)	individuals who are resident or deemed to be resident in the Netherlands for Dutch income tax purposes (“Dutch Individuals”); and

(b)	entities that are subject to the CITA and are resident or deemed to be resident in the Netherlands for corporate income tax purposes (“Dutch Corporate Entities”).

Dutch Individuals engaged or deemed to be engaged in an enterprise or in miscellaneous activities

Dutch Individuals are generally subject to income tax at statutory progressive rates with a maximum of 52% (2016) with respect to any benefits derived or deemed to be derived from Dutch Enterprise Shares (as defined below), including any capital gains realized on the disposal thereof.

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

Dutch Individuals holding a substantial interest or fictitious substantial interest

Dutch Individuals are generally subject to income tax at a statutory rate of 25% (2016) with respect to any benefits derived or deemed to be derived from Shares, excluding Dutch Enterprise Shares, (including any capital gains realized on the disposal thereof), that are attributable to a substantial interest or fictitious substantial interest (such shares being “Substantial Interest Shares”).

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

Dutch Individuals not engaged or deemed to be engaged in an enterprise or in miscellaneous activities or having a substantial interest or fictitious substantial interest

Generally, a Dutch Individual who owns Shares, excluding Dutch Enterprise Shares, will be subject annually to an income tax imposed on a fictitious yield on such Shares under the regime for savings and investments (inkomen uit sparen en beleggen). Irrespective of the actual income or capital gains realized, the annual taxable benefit of all the assets and liabilities of a Dutch Individual that are taxed under this regime, including the Shares is set at a fixed amount. The fixed amount equals 4% of the fair market value of the assets reduced by the liabilities and measured, in general, exclusively at the beginning of every calendar year. The tax rate under the regime for savings and investments is a flat rate of 30% (2016), with a tax free allowance of €24,437 (2016).

Dutch Corporate Entities

Dutch Corporate Entities are generally subject to corporate income tax at statutory rates up to 25% with respect to any benefits derived or deemed to be derived (including any capital gains realized on the disposal) of Shares.

Non-residents in the Netherlands

A Shareholder other than a Dutch Individual or Dutch Corporate Entity, will not be subject to any Dutch Taxes on income or capital gains with respect to the ownership and disposal or deemed disposal of the Shares, other than dividend withholding tax as described above, except if:

▪	the Shareholder, whether an individual or not, derives profits from an enterprise, whether as an entrepreneur or pursuant to a co-entitlement to the net worth of such enterprise other than as an entrepreneur or a shareholder, which enterprise is, in whole or in part, carried on through a permanent establishment (vaste inrichting) or a permanent representative (vaste vertegenwoordiger) in the Netherlands, to which the Shares are attributable;

▪	the Shareholder is an individual and derives benefits from miscellaneous activities carried out in the Netherlands in respect of the Shares, including, without limitation, activities which are beyond the scope of active portfolio investment activities;

▪	the Shareholder is an individual and has a substantial interest or a fictitious substantial interest in the company, which substantial interest or fictitious substantial interest is not attributable to the assets of an enterprise;

▪	the Shareholder is not an individual and has a substantial interest or a fictitious substantial interest in the Company, which substantial interest or fictitious substantial interest is not attributable to the assets of an enterprise and the main or one of the main purposes of the chosen ownership structure is the evasion of Dutch income tax or dividend withholding tax;

▪	the Shareholder is an individual and is entitled to a share in the profits of an enterprise, other than by way of the holding of securities, which enterprise is effectively managed in the Netherlands and to which enterprise the Shares are attributable;

▪	the Shareholder is not an individual and is entitled to a share in the profits of an enterprise or a co-entitlement to the net worth of an enterprise, other than by way of the holding of securities, which enterprise is effectively managed in the Netherlands and to which enterprise the Shares are attributable; or

▪	the Shareholder is not an individual, is resident of Aruba, Curacao, or Sint Maarten and derives profits from an enterprise, which enterprise is, in whole or in part, carried on through a permanent establishment or a permanent representative on Bonaire, Sint Eustatius or Saba, to which the Shares are attributable.

However, if and for as long as the Company is a tax resident solely in Germany for the purposes of the 2012 Germany-Netherlands Treaty, a Shareholder other than a Dutch Individual or Dutch Corporate Entity, who holds a substantial interest or a fictitious substantial interest in the Company will not be subject to Dutch Taxes on income or capital gains in respect of the ownership and disposal of the Shares.

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

Residency

A Shareholder will not become resident, or deemed resident, in the Netherlands for tax purposes by reason only of holding the Shares.

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

Taxation of Distributions

Subject to the passive foreign investment company rules described below, distributions paid on common shares, other than certain pro rata distributions of common shares, will generally be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, we expect that distributions generally will be reported to U.S. Holders as dividends. Subject to applicable limitations and the passive foreign investment company rules described below, for so long as our common shares are listed on Nasdaq or another established securities market in the United States or we are eligible for benefits under the Treaty, dividends paid to certain non-corporate U.S. Holders will be eligible for taxation as “qualified dividend income” and therefore will be taxable at rates not in excess of the long-term capital gain rate applicable to such U.S. Holders. U.S. Holders should consult their tax advisers regarding the availability of the reduced tax rate on dividends in their particular circumstances. The amount of a dividend will include any amounts withheld by us in respect of German income taxes. The amount of the dividend generally will be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s receipt of the dividend. The amount of any dividend income paid in euros will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of actual or constructive receipt, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

Subject to applicable limitations, some of which vary depending upon the U.S. Holder’s particular circumstances, German income taxes withheld from dividends on common shares at a rate not exceeding the rate provided by the Treaty will be creditable against the U.S. Holder’s U.S. federal income tax liability. German taxes withheld in excess of the rate applicable under the Treaty will not be eligible for credit against a U.S. Holder’s federal income tax liability. See "German Tax Considerations – Taxation of Dividends” for a discussion of how to obtain the applicable treaty rate. The rules governing foreign tax credits are complex, and U.S. Holders should consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances. In lieu of claiming a foreign tax credit, U.S. Holders may, at their election, deduct foreign taxes, including any German income tax, in computing their taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year.

Sale or Other Disposition of Common Shares

Subject to the passive foreign investment company rules described below, for U.S. federal income tax purposes gain or loss realized on the sale or other disposition of common shares will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held the common shares for more than one year. The amount of the gain or loss will equal the difference between the U.S. Holder’s tax basis in the common shares disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. This gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. The deductibility of capital losses is subject to various limitations.

Passive Foreign Investment Company Rules

Under the Code, we will be a PFIC for any taxable year in which, after the application of certain “look-through” rules with respect to subsidiaries, either (i) 75% or more of our gross income consists of “passive income,” or (ii) 50% or more of the average quarterly value of our assets consist of assets that produce, or are held for the production of, “passive income.” Passive income generally includes interest, dividends, rents, certain non-active royalties and capital gains. We believe that we were not a PFIC for U.S. federal income tax purposes for our 2015 taxable year based on (i) certain assumptions regarding the classification of our income and assets for PFIC purposes; and (ii) certain estimates as to the value of our assets, including the implied value of our assets based on our market capitalization on certain dates. However, there can be no assurance that the IRS will agree with this conclusion. In addition, whether we will be a PFIC in 2016 or any future years is uncertain because, among other things, (i) we currently own a substantial amount of passive assets, including cash, (ii) the valuation of our assets that generate non-passive income for PFIC purposes, including our intangible assets, is uncertain and may vary substantially over time and (iii) a decline in our market capitalization from levels experienced in 2015 may imply a value of our assets (other than cash) that could lead us to conclude that we are a PFIC for 2016 or for a future year. Accordingly, there can be no assurance that we will not be a PFIC for 2016 or for any other future taxable year. If we are a PFIC for any year during which a U.S. Holder holds common shares, we generally would continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder holds common shares, even if we ceased to meet the threshold requirements for PFIC status.

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

A U.S. Holder can avoid certain of the adverse rules described above by making a mark-to-market election with respect to its common shares, provided that the common shares are “marketable.” Common shares will be marketable if they are “regularly traded” on a “qualified exchange” or other market within the meaning of applicable Treasury regulations. If a U.S. Holder makes the mark-to-market election, it generally will recognize as ordinary income any excess of the fair market value of the common shares at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the common shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the holder’s tax basis in the common shares will be adjusted to reflect the income or loss amounts recognized. Any gain recognized on the sale or other disposition of common shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). U.S. Holders should consult their tax advisers regarding the availability and advisability of making a mark-to-market election in their particular circumstances.

In addition, in order to avoid the application of the foregoing rules, a United States person that owns stock in a PFIC for U.S. federal income tax purposes may make a “qualified electing fund” election (a “QEF Election”) with respect to such PFIC if the PFIC provides the information necessary for such election to be made. If a United States person makes a QEF Election with respect to a PFIC, the United States person will be taxed on its pro rata share of the PFIC’s ordinary earnings and net capital gain (at ordinary income and capital gain rates, respectively) for each taxable year that the entity is classified as a PFIC and will not be required to include such amounts in income when actually distributed by the PFIC. We do not intend to provide information necessary for U.S. Holders to make QEF Elections.

In addition, if we were a PFIC or, with respect to a particular U.S. Holder, were treated as a PFIC for the taxable year in which it paid a dividend or for the prior taxable year, the preferential dividend rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply.

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

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT RISK

We are not subject to any significant market risks.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt securities

Not applicable.

B.	Warrants and rights

Not applicable.

C.	Other securities

Not applicable.

D.	American Depositary Shares

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

A.	Defaults

No matters to report.

B.	Arrears and delinquencies

No matters to report.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

E.	Use of Proceeds

On September 17, 2014, we completed our initial public offering of our common shares pursuant to a Registration Statement on Form F-1, as amended (File No. 333-197097) that was declared effective on September 12, 2014. Under the registration statement, we sold an aggregate of 8,000,000 common shares. All of these common shares were sold at a price to the public of US$7.00 per share, yielding gross proceeds of $56.0 million or net proceeds of $52.1 million after underwriting discounts and commissions. Jefferies LLC, Leerink Partners LLC and BMO Capital Markets Corp. were joint book-running managers for the initial public offering. We paid the offering expenses in connection with the initial public offering, which were approximately $3.0 million, and which included SEC registration fees, FINRA filing fees, NASDAQ listing fees and expenses, legal fees and expenses, printing and engraving expenses, accounting fees and expenses as well as other miscellaneous fees and expenses, but excluded the underwriting discounts and commissions.

Between the effective date of the Registration Statement and December 31, 2015, we used approximately $12 million of the net proceeds to fund research and development expenses for AFM13, AFM11 and AFM21. None of the net proceeds (other than compensation to our management board and supervisory board as disclosed in this Annual Report) were used to make payments, directly or indirectly, to (i) any of our directors, officers or their associates, (ii) any persons owning 10% or more of our common shares or (iii) any of our affiliates. The intended use of these proceeds has not changed from the information mentioned in the prospectus relating to the Registration Statement.

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

B.	Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based upon criteria established in Internal Control – Integrated Framework (2013) by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2015.

C.	Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report of our registered public accounting firm due to an exemption provided to emerging growth companies under the JOBS Act.

D.	Changes in Internal Control over Financial Reporting

No change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the financial year ended December 31, 2015 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. Audit committee financial expert

Our supervisory board has determined that each of Ferdinand Verdonck and Berndt Modig is an audit committee financial expert, as that term is defined by the SEC, and is independent for the purposes of SEC and Nasdaq rules.

ITEM 16B. Code of ethics

Code of Conduct

We have adopted a Code of Conduct which covers a broad range of matters including the handling of conflicts of interest, compliance issues and other corporate policies such as insider trading and equal opportunity and non-

discrimination standards. Our Code of Conduct applies to all of our supervisory directors, managing directors and employees. We have published our Code of Conduct on our website, www.affimed.com.

ITEM 16C. Principal Accountant Fees and Services

a)	Audit Fees

Audit fees in 2015 amounted to €322,000 and relate to audit services provided by our principal accountants in 2015, KPMG AG Wirtschaftsprüfungsgesellschaft and other KPMG International member firms, in connection with the audit of the consolidated financial statements and statutory audits, quarterly reviews, review of registration statements and comfort letters for the Company. Audit fees in 2014 amounted to €663,000 and relate to audit services provided by our principal accountants in 2014, KPMG AG Wirtschaftsprüfungsgesellschaft, in connection with the audit of multiple years, quarterly reviews, review of registration statements and comfort letters for the Company. The aggregate audit fees include fees billed or accrued for professional services rendered by the principal accountant for the audit of our annual financial statements and review of the interim condensed consolidated financial statements and additional services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements, except for those not required by statute or regulation.

b)	Audit-Related Fees

None.

c)	Tax Fees

None.

d)	All Other Fees

Other fees in 2015 amounted to €14,000 and relate to consulting services provided by our principal accountants in 2015, KPMG AG Wirtschaftsprüfungsgesellschaft for the implementation of internal controls.

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

Not applicable.

ITEM 16E. Purchases of equity securities by the issuer and affiliated purchasers

In 2015, no purchases of our equity securities were made by or on behalf of Affimed or any affiliated purchaser.

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

ITEM 18. Financial statements

Financial Statements are filed as part of this Annual Report, see page F-1.

ITEM 19. Exhibits

(a) The following documents are filed as part of this registration statement:

Exhibit No.	Exhibit
1.1	Articles of Association of Affimed N.V. (incorporated by reference to exhibit 3.1 of the Affimed N.V. registration statement on Form F-1 (Registration no. 333-197097) filed with the Commission on September 17, 2014)
2.1	Registration Rights Agreement between Affimed N.V. and the shareholders listed therein (incorporated by reference to exhibit 4.1 of the Affimed N.V. report on Form 6-K (Registration no. 001-36619) filed with the Commission on September 22, 2014).
4.1†	License Agreement, dated September 29, 2006 between Affimed Therapeutics AG and XOMA Ireland Limited (incorporated by reference to exhibit 10.1 of the Affimed N.V. registration statement on Form F-1 (Registration no. 333-197097) filed with the Commission on June 27, 2014).
4.2†	License Agreement, dated March 8, 2001 between Affimed Therapeutics AG and Deutsches Krebsforschungszentrum (DKFZ) (incorporated by reference to exhibit 10.2 of the Affimed N.V. registration statement on Form F-1 (Registration no. 333-197097) filed with the Commission on June 27, 2014).
4.3	Memorandum of Clarification of License Agreement Signed Between Affimed Therapeutics AG and Deutsches Krebsforschungszentrum (DKFZ), dated March 8, 2001 (incorporated by reference to exhibit 10.3 of the Affimed N.V. registration statement on Form F-1 (Registration no. 333-197097) filed with the Commission on June 27, 2014).
4.4†	Amendment to License Agreement, dated June 13, 2006 between Affimed Therapeutics AG and Deutsches Krebsforschungszentrum (DKFZ) (incorporated by reference to exhibit 10.4 of the Affimed N.V. registration statement on Form F-1 (Registration no. 333-197097) filed with the Commission on June 27, 2014).
4.5†	Amended and Restated License and Development Agreement dated July 11, 2013 between Affimed Therapeutics AG and Amphivena Therapeutics, Inc. (incorporated by reference to exhibit 4.5 of the Affimed N.V. Annual Report on Form 20-F for the year ended December 31, 2014 (File no. 001-36619) filed with the Commission on March 25, 2015).
4.6†	Research Funding Agreement dated August 15, 2013 between Affimed Therapeutics AG and The Leukemia and Lymphoma Society (incorporated by reference to exhibit 10.6 of the Affimed N.V. registration statement on Form F-1 (Registration no. 333-197097) filed with the Commission on June 27, 2014).
4.7†	Amendment No. 1 to the Research Funding Agreement, dated April 29, 2014 between Affimed Therapeutics AG and The Leukemia and Lymphoma Society (incorporated by reference to exhibit 10.7 of the Affimed N.V. registration statement on Form F-1 (Registration no. 333-197097) filed with the Commission on June 27, 2014).
4.8	English language summary of Lease Agreement, dated September 19, 2000 and amendments thereto between Affimed Therapeutics AG and Technologiepark Heidelberg II GmbH & Co. KG (incorporated by reference to exhibit 10.8 of the Affimed N.V. registration statement on Form F-1 (Registration no. 333-197097) filed with the Commission on June 27, 2014).
4.9	Lease Contract dated October 1, 2009, between Abcheck s.r.o. and Vĕdeckotechnický park Plzeń a.s. (incorporated by reference to exhibit 10.9 of the Affimed N.V. registration statement on Form F-1 (Registration no. 333-197097) filed with the Commission on June 27, 2014).
4.10	Amendment No. 4 to Lease Contract dated October 1, 2009, between Abcheck s.r.o. and Vĕdeckotechnický park Plzeń a.s., dated June 30, 2011 (incorporated by reference to exhibit 10.10 of the Affimed N.V. registration statement on Form F-1 (Registration no. 333-197097) filed with the Commission on June 27, 2014).
4.11	Amendment No. 5 to Lease Contract dated October 1, 2009, between Abcheck s.r.o. and Vĕdeckotechnický park Plzeń a.s., dated November 14, 2012 (incorporated by reference to exhibit 10.11 of the Affimed N.V. registration statement on Form F-1 (Registration no. 333-197097) filed with the Commission on June 27, 2014).

4.12	Investment Agreement Series D Round of Financing, Affimed Therapeutics AG, Heidelberg, Germany, dated September 24, 2012 (incorporated by reference to exhibit 10.12 of the Affimed N.V. registration statement on Form F-1 (Registration no. 333-197097) filed with the Commission on August 19, 2014).
4.13	Investment Agreement Pre-IPO Financing, Affimed Therapeutics AG, Heidelberg, Germany, dated June 24, 2014 (incorporated by reference to exhibit 10.13 of the Affimed N.V. registration statement on Form F-1 (Registration no. 333-197097) filed with the Commission on August 19, 2014).
4.14	Convertible Bridge Loan Agreement, dated June 28, 2013 by and between the shareholders party thereto and Affimed Therapeutics AG (incorporated by reference to exhibit 10.14 of the Affimed N.V. registration statement on Form F-1 (Registration no. 333-197097) filed with the Commission on August 19, 2014).
4.15	Amendment to Investment Agreement Pre-IPO Financing, Affimed Therapeutics AG, Heidelberg, Germany (incorporated by reference to exhibit 10.15 of the Affimed N.V. registration statement on Form F-1 (Registration no. 333-197097) filed with the Commission on August 19, 2014).
4.16	Form of Supervisory Director and Managing Director Indemnification Agreement (incorporated by reference to exhibit 10.16 of the Affimed N.V. registration statement on Form F-1 (Registration no. 333-197097) filed with the Commission on August 19, 2014).
4.17	Term Facility Agreement between Affimed Therapeutics AG (now Affimed GmbH) and PCOF 1, LLC dated as of 24 July 2014 (incorporated by reference to exhibit 10.17 of the Affimed N.V. registration statement on Form F-1 (Registration no. 333-197097) filed with the Commission on August 19, 2014).
4.18*	Amendment No. 1 to Term Facility Agreement, dated April 29, 2015 between Affimed GmbH and Perceptive Credit Opportunities Fund, LP.
4.19*	Amendment No. 2 to Term Facility Agreement, dated August 14, 2015 between Affimed GmbH and Perceptive Credit Opportunities Fund, LP.
4.20*	Letter Agreement with respect to Term Facility Agreement, dated March 29, 2016 between Affimed GmbH and Perceptive Credit Opportunities Fund, LP.
8.1	List of subsidiaries. (incorporated by reference to exhibit 8.1 of the Affimed N.V. Annual Report on Form 20-F for the year ended December 31, 2014 (File no. 001-36619) filed with the Commission on March 25, 2015).
12.1*	Certification of Adi Hoess pursuant to 17 CFR 240.13a-14(a).
12.2*	Certification of Florian Fischer pursuant to 17 CFR 240.13a-14(a).
13.1*	Certification of Adi Hoess pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C. 1350.
13.2*	Certification of Florian Fischer pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C. 1350.
15.1*	Consent of KPMG AG Wirtschaftsprüfungsgesellschaft.

*	Filed herewith

†	Confidential treatment requested as to portions of the exhibit. Confidential materials omitted and filed separately with the Securities and Exchange Commission.

(b) Financial Statement Schedules

None.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 20-F and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Heidelberg, Germany on March 30, 2016.

AFFIMED N.V.

By:	/s/ Adi Hoess
	Name:	Adi Hoess
	Title:	Chief Executive Officer

By:	/s/ Florian Fischer
	Name:	Florian Fischer
	Title:	Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Supervisory Board
Affimed N.V.

        We have audited the accompanying consolidated statements of financial position of Affimed N.V. (the "Company") as of December 31, 2015 and 2014, and the related consolidated statements of comprehensive loss, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2015. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Affimed N.V. as of December 31, 2015 and 2014, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2015 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ KPMG AG Wirtschaftsprüfungsgesellschaft

Leipzig, Germany
March 16, 2016

Affimed N.V.

Consolidated statement of comprehensive loss

(in € thousand)

	Note	2013	2014	2015

Revenue	6	5,087	3,382	7,562

Other income – net	7	610	381	651
Research and development expenses	8	(14,354)	(9,595)	(22,008)
General and administrative expenses	9	(7,046)	(2,346)	(7,548)

Operating (loss)		(15,703)	(8,178)	(21,343)

Finance income / (costs) - net	11	(10,397)	7,753	1,104

Loss before tax		(26,100)	(425)	(20,239)

Income taxes	12	1	166	0

Loss for the period		(26,099)	(259)	(20,239)

Comprehensive loss		(26,099)	(259)	(20,239)

Loss per share in € per share		(1.76)	(0.01)	(0.71)
(undiluted = diluted)

The Notes are an integral part of these consolidated financial statements.

Affimed N.V.

Consolidated statement of financial position

(in € thousand)

	Note	December 31, 2014	December 31, 2015

ASSETS
Non-current assets

Intangible assets	13	72	72
Leasehold improvements and equipment	14	974	915
		1,046	987

Current assets

Inventories	15	199	228
Trade and other receivables	16	939	915
Other assets	17	0	452
Cash and cash equivalents		39,725	76,740
		40,863	78,335

TOTAL ASSETS		41,909	79,322

EQUITY AND LIABILITIES
Equity

Issued capital		240	333
Capital reserves		131,544	187,169
Accumulated deficit		(99,989)	(120,228)
Total equity	18	31,795	67,274

Non current liabilities

Borrowings	20	3,895	3,104
Total non-current liabilities		3,895	3,104

Current liabilities

Trade and other payables	21	3,759	4,444
Borrowings	20	0	1,472
Deferred revenue	6	2,460	3,028
Total current liabilities		6,219	8,944

TOTAL EQUITY AND LIABILITIES		41,909	79,322

The Notes are an integral part of these consolidated financial statements.

Affimed N.V.

Consolidated statement of cash flows

(in € thousand)

	Note	2013	2014	2015
Cash flow from operating activities
Loss for the period		(26,099)	(259)	(20,239)
Adjustments for the period:
- Income taxes	12	(1)	(166)	0
- Depreciation and amortisation	13, 14	427	441	336
- Loss from disposal of leasehold improvements and equipment	13, 14	24	3	0
- Share based payments	19	8,054	(4,891)	2,220
- Finance income / costs - net	11	10,397	(7,753)	(1,104)

		(7,198)	(12,625)	(18,787)
Change in trade and other receivables	16	(333)	62	24
Change in inventories	15	(20)	(59)	(29)
Change in other assets	17	0	0	(452)
Change in trade and other payables	21	1,880	2,275	1,253

Cash used in operating activities		(5,671)	(10,347)	(17,991)
Interest received		9	2	10
Paid interest		(16)	(202)	(554)

Net cash used in operating activities		(5,678)	(10,547)	(18,535)

Cash flow from investing activities
Purchase of intangible assets	13	(23)	(45)	(28)
Purchase of leasehold improvements and equipment	14	(139)	(260)	(249)
Proceeds from sale of equipment		5	7	0

Net cash used for investing activities		(157)	(298)	(277)

Cash flow from financing activities
Proceeds from issue of common shares	18	0	43,213	56,615
Transactions costs related to issue of common shares	18	0	(5,343)	(3,117)
Proceeds from issue of preferred shares		0	2,999	0
Proceeds from convertible debt		5,100	0	0
Transactions costs related to preferred shares and convertible debt		(16)	0	0
Proceeds from borrowings		0	4,020	0
Cash flow from financing activities		5,084	44,889	53,498

Net changes to cash and cash equivalents		(751)	34,044	34,686
Cash and cash equivalents at the beginning of the period		4,902	4,151	39,725
Exchange-rate related changes of cash and cash equivalents		0	1,530	2,329
Cash and cash equivalents at the end of the period		4,151	39,725	76,740

The Notes are an integral part of these consolidated financial statements.

Affimed N.V.

Consolidated statement of changes in equity

(in € thousand)

	Note	Issued capital	Capital reserves	Own shares	Accumulated deficit	Total equity

Balance as of January 1, 2013		63	469	(25)	(73,631)	(73,124)

Loss for the period					(26,099)	(26,099)

Balance as of December 31, 2013		63	469	(25)	(99,730)	(99,223)

Balance as of January 1, 2014		63	469	(25)	(99,730)	(99,223)

Exchange of preferred shares		97	84,907	25		85,029
Issue of common shares	18	80	37,791			37,871
Modification of cash-settled share based payment awards	2		7,648			7,648
Equity-settled share based payment awards	19		299			299
Issue of warrant note (Perceptive loan)	20		430			430
Loss for the period					(259)	(259)

Balance as of December 31, 2014		240	131,544	0	(99,989)	31,795

Balance as of January 1, 2015		240	131,544	0	(99,989)	31,795

Issue of common shares	18	91	52,463			52,554
Exercise of share based payment awards	19	2	942			944
Equity-settled share based payment awards	19		2,220			2,220
Loss for the period					(20,239)	(20,239)

Balance as of December 31, 2015		333	187,169	0	(120,228)	67,274

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

The consolidated financial statements of Affimed as of and for the year ended December 31, 2015 comprise the Company and its wholly owned and controlled subsidiaries Affimed GmbH, Heidelberg, Germany (former Affimed Therapeutics AG), AbCheck s.r.o., Plzen, Czech Republic and Affimed Inc., Delaware, USA. Financial information presented in the consolidated financial statements for periods prior to the consummation of the corporate reorganization on September 17, 2014 is that of Affimed GmbH and its subsidiary AbCheck s.r.o. Affimed N.V. had not conducted any operations and had not held any assets or liabilities, including contingent liabilities, prior to the reorganization. Affimed Inc. was formed in February 2015 and provides internal services for the Group.

Affimed is a clinical-stage biopharmaceutical group focused on discovering and developing targeted cancer immunotherapies. The Company’s product candidates are developed in the field of immuno-oncology, which represents an innovative approach to cancer research that seeks to harness the body’s own immune system to fight tumor cells. Affimed has own research and development programs and collaborations, where the Company is performing research services for third parties.

2.	Corporate Reorganization as of September 17, 2014

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

Affimed N.V.

Notes to the consolidated financial statements

(in € thousand)

The carve-out plan provided for a transfer to the grantees of 7.78% of the common shares of the Company owned by the pre-IPO shareholders of the Company at the expiration of the lock up agreements entered into in connection with the IPO. As a result of the consummation of the corporate reorganization, the Company is no longer obliged to deliver cash or common shares to the grantees under the carve-out plan.

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

The consolidated financial statements were authorized for issuance by the management board on March 16, 2016.

Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis. The Group did not opt for a valuation of liabilities at fair value through profit or loss.

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

Functional and presentation currency

These consolidated financial statements are presented in euro, which is also the subsidiaries’ functional currency. All financial information presented in euro has been rounded to the nearest thousand (abbreviated €) or million (abbreviated € million).

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

Affimed N.V.

Notes to the consolidated financial statements

(in € thousand)

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

Notes to the cash flow statement

The cash flow statement has been prepared using the indirect method for cash flows from operating activities. The cash disclosed in the cash flow statement is comprised of cash and cash equivalents. Cash comprises cash on hand and demand deposits. Cash equivalents are short-term bank deposits and are not subject to a significant risk of changes in value. Interest paid and received is included in the cash flow from operating activities.

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

Affimed N.V.

Notes to the consolidated financial statements

(in € thousand)

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

As part of the process of preparing the consolidated financial statements Affimed is required to estimate its accrued expenses. This process involves reviewing quotations and contracts, identifying services that have been performed on its behalf, estimating the level of service performed and the associated cost incurred for the service when Affimed has not yet been invoiced or otherwise notified of the actual cost. The majority of Affimed’s service providers invoice monthly in arrears for services performed or when contractual milestones are met. Affimed makes estimates of its accrued expenses as of each balance sheet date in the consolidated financial statements based on facts and circumstances known to it at that time. Affimed periodically confirms the accuracy of its estimates with the service providers and makes adjustments if necessary.

Affimed N.V.

Notes to the consolidated financial statements

(in € thousand)

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

The Company’s share-based payment awards outstanding as of December 31, 2014 and 2015 are classified as equity-settled share-based payment plans. Fair value of share-based equity-settled compensation plans is measured at grant date and compensation cost is recognized over the vesting period with a corresponding increase in equity. Fair value is estimated using the Black-Scholes-Merton formula. The formula determines the value of an option based on input parameters like the value of the underlying instrument, the exercise price, the expected volatility of share price returns, dividends, the risk-free interest rate and the time to maturity of the option. The number of stock options expected to vest is estimated at each measurement date.

Prior to the corporate reorganization, all share-based payment awards were classified as cash-settled awards. They were measured based on the services received and the fair value of the liability. Until the cash-settled awards were converted into equity-settled awards in the corporate reorganization (see note 2), the related liability was re-measured at fair value up to the modification date with any changes in fair value recognized in comprehensive loss for the period.

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

Affimed N.V.

Notes to the consolidated financial statements

(in € thousand)

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

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized within other income - net in the consolidated statement of comprehensive loss.

Affimed N.V.

Notes to the consolidated financial statements

(in € thousand)

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

The Company entered into the Perceptive loan agreement pursuant to which it issued warrants to purchase common shares of the Company at the option of the holder (see note 20). The number of shares to be issued does not vary with changes in their fair value.

The liability component of the Perceptive loan agreement was recognized initially at the fair value of a similar liability that did not have a warrant. The equity component was recognized initially at the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component. Subsequent to initial recognition, the liability component is measured at amortized cost using the effective interest method. The equity component is not re-measured subsequent to initial recognition except on conversion or expiry.

Affimed N.V.

Notes to the consolidated financial statements

(in € thousand)

(iv)	Embedded derivatives

Embedded derivatives are separated from the host contract and accounted for as a derivative if the economic characteristics and risks of the embedded derivative are not closely related to the economic characteristics and risks of the host contract. Prior to the corporate reorganization, the conversion features into Series D preferred shares included in the convertible loan issued in 2012 and into Series D or the highest class of preferred shares included in the convertible loan issued in 2013 were embedded derivatives. The Group measured the fair value of the embedded derivative on initial recognition as the difference between the fair value of the hybrid instrument and the fair value of the host contract - the loan. The initial recognition amount of the host contract was calculated as the difference between the issuance price and the fair value of the embedded derivative. The fair value of the host contract was derived from quoted third party offers for similar loans without a conversion feature. Subsequently, the embedded derivatives were measured at fair value through profit or loss with reference to the fair value of Series D preferred shares (see note 11).

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

Trade and other receivables are assessed at each reporting date to determine whether there is objective evidence that they are impaired. Trade or other receivables are impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the receivable, and that the loss event had a negative effect on the estimated future cash flows of that receivable that can be estimated reliably. A loss event is the inability of a debtor to pay because of its bankruptcy. All receivables are assessed for specific impairment. Losses are recognized in profit or loss and reflected in an allowance account against receivables. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss. No impairments or reversals of impairments were recognized in 2013, 2014 or 2015.

(ii)	Non-financial assets

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

Affimed N.V.

Notes to the consolidated financial statements

(in € thousand)

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

Fair Value Measurement

All assets and liabilities for which fair value is recognized in the consolidated financial statements are organized in accordance with the following fair value hierarchy, based on the lowest level input parameter that is significant on the whole for fair value measurement:

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

The carrying amount of all trade and other receivables, cash and cash equivalents and trade and other payables is a reasonable approximation of the fair value and therefore information about the fair values of those financial instruments has not been disclosed. The note disclosure for the fair value of a loan (financial liability) is based on level 2 measurement procedures (see note 20).

Loss per share

Affimed presents loss per share data for its common shares. Loss per common share is calculated by dividing the loss of the period by the weighted average number of common shares outstanding during the period, adjusted for the stock split in 2014 (see note 18).

Affimed N.V.

Notes to the consolidated financial statements

(in € thousand)

The Company has granted warrants under the Perceptive loan agreement (see note 20) and options to share-based payment programs (see note 19) which potentially have a dilutive effect. As of December 31, 2015, December 31, 2014 and December 31, 2013 no instruments actually had a dilutive effect.

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

In preparing these financial statements, the critical judgments made by management in applying the Group's accounting policies resulted in the following accounting estimates:

(i)	Share-based payments

The fair value of stock options issued by Affimed N.V. is estimated using the Black-Scholes-Merton formula. The formula determines the value of an option based on input parameters like the value of the underlying instrument, the exercise price, the expected volatility of share price returns, dividends, the risk-free interest rate and the time to maturity of the option. The fair value of share-based equity-settled compensation plans is measured at grant date and compensation cost is recognized over the vesting period with a corresponding increase in equity. The number of stock options expected to vest is estimated at each measurement date.

(ii)	Revenue recognition

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

Affimed N.V.

Notes to the consolidated financial statements

(in € thousand)

New standards and interpretations applied for the first time

A number of amendments to standards and new or amended interpretations are effective for annual periods beginning on or before January 1, 2015, and have been applied in preparing these financial statements.

Standard/interpretation	Effective Date [1]

Annual Improvements to IFRSs 2010-2012 Cycle	July 1, 2014
Annual Improvements to IFRSs 2011-2013 Cycle	July 1, 2014

1 Shall apply for periods beginning on or after the effective date.

None of these amendments to standards and new or amended interpretations had an effect on the consolidated financial statements of the Group.

New standards and interpretations not yet adopted

The following standards, amendments to standards and interpretations are effective for annual periods beginning after December 31, 2015, and have not been applied in preparing these consolidated financial statements.

Standard/interpretation	Effective Date [1]

Annual Improvements to IFRSs 2012-2014 Cycle	January 1, 2016
Amendments to IAS 16, 38 Clarification of acceptable methods
of depreciation and amortization	January 1, 2016
Amendments to IAS 1 Disclosure Initiative	January 1, 2016
Amendments to IAS 7 Disclosure Initiative	January 1, 2017
Amendments to IFRS 10, 12 and IAS 28 Investment Entities	January 1, 2016
Amendment to IFRS 11 Accounting for Acquisitions of Interests in
Joint Operations	January 1, 2016
IFRS 15 Revenue from Contracts with Customers	January 1, 2018
IFRS 9 Financial Instruments (2014)	January 1, 2018
IFRS 16 Leases	January 1, 2019

1 Shall apply for periods beginning on or after the effective date.

The Group is assessing the potential impact that IFRS 9, 15 or 16 could have on its consolidated financial statements. The other new or amended standards and interpretations are not expected to have a significant effect on the consolidated financial statements of the Group.

5.	Segment reporting

(i)	Information about reportable segment

The Group is active in the discovery, pre-clinical and clinical development of antibodies based on core technology. The activities are either conducted as own project development or for third party companies.

Affimed N.V.

Notes to the consolidated financial statements

(in € thousand)

Management of resources and reporting to the decision maker is based on the Group as a whole.

(ii)	Geographic information

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

	2013	2014	2015
Revenues:
Germany	350	111	125
Europe	344	367	711
USA	4,393	2,904	6,725
	5,087	3,382	7,562
Non-current assets as of December 31:
Germany		695	692
Czech Republic		351	295
		1,046	987

(iii)	Major Customers

In 2013, the Group’s revenue from the Amphivena collaboration agreement exceeded 10%. In 2014 and 2015, the Group’s revenue with each of its two collaboration partners, Amphivena and the Leukemia and Lymphoma Society (in the following LLS), exceeded 10% (see note 6).

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

Affimed N.V.

Notes to the consolidated financial statements

(in € thousand)

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

Pursuant to the license and development agreement between Affimed and Amphivena, Affimed grants a license to intellectual property and agreed to perform certain services for Amphivena related to the development of a product candidate for hematological malignancies. In consideration for the research and development work to be performed, Amphivena could be required to pay to Affimed service fees totaling approximately €16 million (net of Affimed’s share in funding Amphivena) payable according to the achievement of milestones and phase progressions as described under the license and development agreement.

Affimed recognized revenue of €8.6 million upon achievement of three milestones consisting of the earned milestone payments of €9.0 million less Affimed’s share in funding Amphivena of €0.4 million in 2013 (€4.4 million), 2014 (€1.8 million) and 2015 (€2.4 million).

After the achievement of the third milestone, the Group continues to provide research and development services to Amphivena for nonrefundable advance payments of €7.5 million in the aggregate, payable in three installments (€1.3 million, €4.2 million and €2.0 million). Revenue for these research and development services is recognized, net of Affimed’s share in funding Amphivena of €0.3 million, over the service performance period. The first two installments of €5.2 million (€5.5 million, net of Affimed’s share of €0.3 million) were received in 2015. The Company recognized €2.4 million as revenue for these research and development services in 2015, €2.8 million were deferred as of December 31, 2015.

Amphivena has obtained funding solely by issuing preferred stock to investors and under the warrant agreement with Janssen. Investors provide financing in exchange for preferred stock issued by Amphivena under the terms of a stock purchase agreement. Affimed participated in the financing of Amphivena with an amount of €0.7 million.

Collaboration agreement The Leukemia & Lymphoma Society (LLS)

Affimed is party to a collaboration with LLS to fund the development of a specific TandAb. Under the terms of the agreement, LLS has agreed to contribute up to $4.4 million contingent upon the achievement of certain milestones.

In the event that the research and development is successful, Affimed must proceed with commercialization of the licensed product. If Affimed decides for business reasons not to continue the commercialization, Affimed must at its option either repay the amount funded or grant a license to LLS to enable LLS to continue with the development program. In addition, LLS is entitled to receive royalties from Affimed based on the Group’s future revenue from any licensed product, with the amount of royalties not to exceed three times the amount funded.

The Company achieved several milestones and recognized revenue for related payments of €1.1 million in 2014 and €1.6 million in 2015 for research and development services.

Affimed N.V.

Notes to the consolidated financial statements

(in € thousand)

Research service agreements

AbCheck has entered into certain research service agreements. These research service agreements provide for non-refundable upfront technology access research funding or capacity reservation fees and milestone payments. The Group recognized revenue of €344 in 2013, €478 in 2014 and €1,126 in 2015.

7.	Other income and expenses - net

Other income and expense, net mainly comprises income from government grants for research and development projects of €716 (2014: €381, 2013: €533). In 2013, losses from the disposal of assets of €33 were included.

8.	Research and development expenses

The following table shows the different types of expenses allocated to research and development costs:

	2013	2014	2015

Third-party services	5,680	5,558	15,386
Personnel expenses	5,273	292	3,637
Legal, consulting and patent expenses	1,405	1,549	902
Cost of Materials	709	844	902
Amortisation and depreciation	427	428	308
Operating lease expenses	258	243	267
Other expenses	602	681	606
	14,354	9,595	22,008

In 2014, personnel expenses and Legal, consulting and patent expenses include gains for share based payments resulting from the decrease in the carrying amount of the liability for share-based payments prior to the corporate reorganization (see note 19).

9.	General and administrative expenses

The following table shows the different types of expenses allocated to general and administrative costs:

	2013	2014	2015

Personnel expenses	5,165	-2,836	3,658
Legal, consulting and audit fees	1,445	4,391	2,468
Operating lease expenses	71	81	89
Other expenses	365	710	1,333
	7,046	2,346	7,548

In 2014, personnel expenses and Legal, consulting and audit fees include gains for share based payments resulting from the decrease in the carrying amount of the liability for share-based payments

Affimed N.V.

Notes to the consolidated financial statements

(in € thousand)

due to the corporate reorganization (see note 19).

10.	Employee benefits

The following table shows the items of employee benefits:

	2013	2014	2015

Wages and salaries	2,490	3,176	5,066
Social security costs	430	470	583
	2,920	3,646	5,649

The employer's contributions to pension insurance plans of €269 (2014: €242, 2013: €216) are classified as payments under a defined contribution plan, and are recognized in full as an expense accordingly.

11.	Finance income and finance costs

	2013	2014	2015

Gain from exchange of Preferred Shares of Affimed AG into Common Shares of Affimed N.V. (see note 2)	0	4,835	0
Changes in fair value of derivative conversion feature	-5,553	6,094	0
Interest Preferred Shares	-4,478	-3,617	0
Interest Convertible Loan	-359	-402	0
Interest Perceptive Loan Agreement (see note 20)	0	-260	-703
Foreign exchange differences	-11	1,106	1,808
Other finance income/finance costs	4	-3	-1
Finance income/costs - net	-10,397	7,753	1,104

On June 23, 2014, the investors and the Company agreed to a conversion of the loan granted by several shareholders as of June 28, 2013 into Series E preferred shares of Affimed Therapeutics AG. Subsequently, all preferred shares were exchanged for newly issued common shares of Affimed N.V. (see note 2). Through the date of conversion, interest costs of €402 have been recognized in 2014 (2013: €359). A re-measurement gain from changes in the fair value of the derivative conversion feature of €6,094 was recognized in 2014 (2013: loss of €5,553).

Affimed N.V.

Notes to the consolidated financial statements

(in € thousand)

12.	Income taxes

The Company did not incur any material income tax in the periods presented. As of December 31, 2015 deferred tax liabilities from temporary differences result mainly from borrowings (€142) and other assets (€45). Deferred tax assets from differences resulting from trade and other receivables (€338), intangible assets (€44) and trade and other payables (€15) have not been recognized as deferred tax assets as no sufficient future taxable profits or offsetting deferred tax liabilities are available. A reconciliation between actual income taxes and the expected tax benefit from the loss before tax multiplied by the Company's applicable tax rate is presented below:

	2013	2014	2015

Loss before tax	-26,100	-425	-20,239

Income tax benefit at tax rate of 29.825%	7,784	127	6,036

Adjustments due to impairment of deferred tax assets	-7,818	2,787	-6,251

Change in permanent differences	0	-2,837	199

Adjustments for local tax rates	-9	119	18

Non deductible expenses	0	0	163

Other	44	-30	-165
Income taxes	1	166	0

In Germany, Affimed has tax losses carried forward of €89.2 million (2014: €68.2 million) for corporate income tax purposes and of €89.0 million (2014: €68.0 million) for trade tax purposes that are available indefinitely for offsetting against future taxable profits of that entity. Restrictions on the utilization of tax losses were mitigated through Economic Growth Acceleration Act (Wachstumsbeschleunigungsgesetz). According to the provisions of this act unused tax losses of a corporation as at the date of a qualified change in ownership are preserved to the extent they are compensated by an excess of the fair value of equity for tax purposes above its carrying amount of the Company. The maximum amount of tax losses at risk of being lost due to ownership changes is approximately €59 million. Deferred tax assets have not been recognized in respect of any losses carried forward as no sufficient taxable profits of Affimed are expected.

In the Czech Republic, AbCheck incurred tax losses of €0.3 million (2014: €0.6 million) available within five years from the year incurred for offsetting against future taxable profits for which no deferred tax assets has been recognized.

Affimed N.V.

Notes to the consolidated financial statements

(in € thousand)

13.	Intangible assets

The following table shows the reconciliation of intangible assets for the year 2014:

	Technology licenses	Office software	Total

Cost as of January 1	342	301	643
Additions	19	27	46
Reallocation	200	-200	0
Cost as of December 31	561	128	689

Accumulated depreciation as of January 1	222	263	485
Reallocation	195	-195	0
Additions	115	17	132
Accumulated depreciation as of December 31	532	85	617

Carrying amount as of January 1	120	38	158
Carrying amount as of December 31	29	43	72

The following table shows the reconciliation of intangible assets for the year 2015:

	Technology licenses	Office software	Total

Cost as of January 1	561	128	689
Additions	0	28	28
Disposals	-183	-48	-231
Cost as of December 31	378	108	486
Accumulated depreciation as of January 1	532	85	617
Additions	10	18	28
Disposals	-183	-48	-231
Accumulated depreciation as of December 31	359	55	414

Carrying amount as of January 1	29	43	72
Carrying amount as of December 31	19	53	72

Affimed N.V.

Notes to the consolidated financial statements

(in € thousand)

14.	Leasehold improvements and equipment

The following table shows the reconciliation of tangible assets for the year 2014:

	Leasehold improvements	Laboratory equipment, furniture and fixtures	Total

Cost as of January 1	183	2,502	2,685
Additions	2	258	260
Disposals	0	-55	-55
Cost as of December 31	185	2,705	2,890
Accumulated depreciation as of January 1	181	1,470	1,651
Additions	1	309	310
Disposals	0	-45	-45
Accumulated depreciation as of December 31	182	1,734	1,916

Carrying amount as of January 1	2	1,032	1,034
Carrying amount as of December 31	3	971	974

The following table shows the reconciliation of tangible assets for the year 2015:

	Leasehold improvements	Laboratory equipment, furniture and fixtures	Total

Cost as of January 1	185	2,705	2,890
Additions	23	226	249
Disposals	-179	-609	-788
Cost as of December 31	29	2,322	2,351
Accumulated depreciation as of January 1	182	1,734	1,916
Additions	4	304	308
Disposals	-179	-609	-788
Accumulated depreciation as of December 31	7	1,429	1,436

Carrying amount as of January 1	3	971	974
Carrying amount as of December 31	22	893	915

Affimed N.V.

Notes to the consolidated financial statements

(in € thousand)

15.	Inventories

Inventories comprise laboratory materials and supplies of €228 (2014: €199). No impairment was recognized. Total consumption of inventories recognized in profit or loss amounts to €906 (2014: €900, 2013: €731).

16.	Trade and other receivables

The trade receivables as at December 31, 2015 of €105 (2014: €5) are all due in the short-term, do not bear interest and are neither overdue nor impaired. Other receivables are all due short-term and mainly comprise receivables for research and development grants and other government subsidies of €68 (2014: €114) and value-added tax receivables of €607 (2014: €697).

17.	Other assets

Other assets of €452 comprise deferred expenses related to short-term research projects of €300 and a prepayment of €152 related to probable future equity transactions based on the shelf registration filing (see note 18).

18.	Equity

At December 31, 2015 the share capital of €333 (2014: €240) is divided into 33,259,404 (2014: 23,984,168) common shares with a par value of €0.01.

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

The exchange of 37,935 common shares of Affimed Therapeutics AG for 286,160 shares of Affimed N.V. on a 7.54-for-one basis was retrospectively accounted as a stock split. The exchange of the preferred shares of Affimed Therapeutics AG did not represent a stock split as the preferred shares did not contain a conversion right into common shares.

On May 12, 2015, the Company issued 5,750,000 common shares at a public offering at a price of $7.15 per common share. After deducting the offering expenses of €3,091, equity increased by the net proceeds of the public offering of €33,490. In October 2015, an existing shareholder purchased 3,325,236 common shares at $6.55 per share in a private placement, leading to an equity increase of €19,064, net of related expenses of €25.

According to the articles of association of Affimed N.V., up to 55,000,000 common shares and 55,000,000 preferred shares with a par value of €0.01 are authorized to be issued. As of December 31, 2015, 33,259,404 common shares have been issued and are outstanding. Preferred shareholders are

Affimed N.V.

Notes to the consolidated financial statements

(in € thousand)

entitled to receive a fixed dividend yield prior to common shareholders, unpaid preferred dividends accumulate. As of December 31, 2015 no preferred shares have been issued.

19.	Share based payments

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

Pursuant to the carve-out plan, awards entitled the beneficiaries to cash payments of an aggregate of 7.78% of the fair value of the Company in case of a defined exit event, including an initial public offering. The plan had a three year service condition, whereby 50% of the entitlements vested after one year, further 25% after two years and the remaining 25% after three years. In case of a successful sale of the Company during the vesting period an accelerated vesting would have applied and all entitlements vested immediately.

The ESOP 2007 and carve-out plan were both modified in the reorganization (see note 2).

In 2015, 200,000 options of the ESOP 2007 were exercised at the exercise price of $5.29. As of December 31, 2015, 534,142 (December 31, 2014: 734,142) ESOP 2007 options were outstanding.

In the corporate reorganization on September 17, 2014, an equity-settled share based payment program was established by Affimed N.V. (ESOP 2014). Based on this program, the Company granted 555,000 awards in 2014 and 795,000 awards in 2015 to certain members of the Management Board, the Supervisory Board, consultants and employees. The awards vest in installments over three years, and the final exercise date of the options is 10 years after the grant date of the instruments.

As of December 31, 2015, 1,350,000 ESOP 2014 awards were outstanding (December 31, 2014: 555,000), 259,583 awards (December 31, 2014: 0) were vested. No awards were either forfeited or exercised. The options outstanding at December 31, 2015 had an exercise price in the range of $5.18 to $13.47 (2014: $6.20 to $6.27).

The expense of the granted options is recorded over the vesting period, starting from the service commencement date, which is generally the grant date.

In 2015, an expense of €2,220 was recognized affecting research and development expenses (€611) and general and administrative expenses (€1,609). In 2014, a net gain for share-based compensation of €4,892 was recognized affecting research and development expenses (€1,480) and general and

Affimed N.V.

Notes to the consolidated financial statements

(in € thousand)

administrative expenses (€3,412) including a gain of €8,261 due to the re-measurement of the ESOP 2007 awards and the carve-out plan as of September 17, 2014, the modification date. In 2013, an expense of €8,054 was recognized affecting research and development expenses (€3,021) and general and administrative expenses (€5,033).

The fair value of options granted under the ESOP 2014 program was determined using the Black-Scholes valuation model. As the Company was listed on the NASDAQ the closing price of the common shares at grant date was used. Other significant inputs into the model were volatility of 65%, an expected option life of 5.9 years, annual risk-free interest rates at grant date in the range of -0.07% to 0.34% and a zero dividend yield. Expected volatility is estimated based on the observed daily share price returns of selected guideline companies measured over a historic period equal to expected life, with the peer group as unsufficient trading data are available to use the share price returns of Affimed to estimate volatility over a historic period equal to expected life. As of December 31, 2015 weighted average fair value of the options was $4.41 (2014: $3.63) and weighted average remaining contractual life was 9.2 years (2014: 9.7 years).

20.	Borrowings

In July 2014, the Company entered into a credit facility agreement of $14 million and drew an amount of $5.5 million as of July 31, 2014. Repayment will start in April 2016 in monthly installments of $200, with the final balance due in August 2018. Finance costs comprise interest of an annual rate of 9% plus one month LIBOR, with LIBOR deemed to equal 1% if LIBOR is less than 1%, and an arrangement fee in the amount of 2% of the facility. In addition, the Company issued 106,250 warrants to the lender. The warrants are convertible into common shares of the Company with a strike price of $8.80. Upon initial recognition, the fair value of the warrant of €613 was recognized in equity, net of tax of €183. Fair value was determined using the Black-Scholes-Merton formula, with an expected volatility of 65% and an expected time of six years to exercise of the warrant. The contractual maturity of the warrant is ten years.

In 2015, the Company and Perceptive agreed to cancel the option to draw the outstanding facility of $8.5 million.

The loan is collateralized by shares in AbCheck s.r.o., certain bank accounts, receivables and certain intellectual property rights with a total carrying amount of €6,202 (2014: €6,844).

The loan is measured at amortized cost using the effective interest method. Interest costs of €703 (2014: €258) and foreign exchange losses of €527 (2014: €424) have been recognized in profit or loss. As of December 31, 2015 the fair value of the liability amounts to €4,978 whereas the carrying amount is €4,576. As of December 31, 2014 the Company believes that the fair value of the liability did not differ significantly from its carrying amount (€3,895). According to the repayment schedule €1,472 (December 31, 2014: €0) were classified as current liabilities.

21.	Trade and other payables

Trade and other payables comprise trade payables of €3,743 (2014: €3,396) and are normally settled within 30 days or at a separate settlement date which was agreed between the parties. Other payables mainly comprise payroll and employee related liabilities for withholding taxes and social security

Affimed N.V.

Notes to the consolidated financial statements

(in € thousand)

contributions of €444 (2014: €281) and payables due to employees for outstanding bonus, holidays and other accruals. Other payables are normally settled within 30 days.

22.	Loss per share

Loss per common share is calculated by dividing the loss of the period by the weighted average number of common shares outstanding during the period, adjusted for reorganization of the Company (see note 2).

	2013	2014	2015

Net loss	(26,099)	(259)	(20,239)

Weighted number of common shares outstanding	14,803,450	17,632,825	28,477,438

Loss per share in € per share	(1.76)	(0.01)	(0.71)

No instruments had a dilutive effect.

23.	Operating leases and other commitments and contingencies

(i)	Lease and other commitments

The Group has entered into rental agreements for premises as well as into leases for vehicles and the use of licenses. These contracts have an average life of between one and four years with renewal options included in some contracts. There are no restrictions placed upon the lessee by entering into these leases. In 2015, lease expenses of €356 and license fees of €278 have been recognized in consolidated statement of comprehensive income (2014: €324 and €248; 2013: €328 and €260).

Affimed N.V.

Notes to the consolidated financial statements

(in € thousand)

Future minimum lease payment obligations under non-cancellable operating leases as of the reporting date are as follows:

	2014	2015

Within one year	664	642
Between one and five years	561	990
More than five years	42	0
	1,267	1,632

(ii)	Contingencies

Affimed has entered into various license agreements that contingently trigger payments upon achievement of certain milestones and royalty payments upon commercialization of a product in the future.

24.	Related parties

(i)	Shareholders

As of December 31, 2015 one shareholder holds more than 20% of the voting rights (2014 and 2013 two shareholders).

(ii)	Transactions with key management personnel

The compensation of managing directors and other key management personnel comprised of the following:

	2013	2014	2015

Short-term employee benefits	837	911	1,633
Share-based payments	5,367	-3,253	1,474
	6,204	-2,342	3,107

Remuneration of Affimed’s managing directors comprises fixed and variable components and share-based payment awards. In addition, the managing directors receive supplementary benefits such as fringe benefits and allowances. In the case of an early termination, the managing directors receive a severance.

Compensation for other key management personnel comprises fixed and variable components and share-based payment awards.

Affimed N.V.

Notes to the consolidated financial statements

(in € thousand)

The supervisory directors of Affimed N.V., appointed as of September 12, 2014, received compensation for their services on the supervisory board of €296 (2014: €85), the supervisory directors of Affimed Therapeutics AG, the predecessor of Affimed N.V., did not receive compensation for their services on the supervisory board. In 2015, the Group recognized expenses for share-based payments for board members of €478 (2014: €727, 2013: €245).

Selected managing directors and supervisory directors entered into service and consulting agreements with the Company:

Dr. Florian Fischer is founder and Chief Executive Officer of MedVenture Partners, a Munich-based corporate finance and strategy advisory company focusing on the life sciences and health care industry. MedVenture Partners rendered services for a consideration of €129 in 2014 and €30 in 2013. The contract with MedVenture Partners was terminated following the IPO in 2014.

Dr. Adolf Hoess received compensation for consulting services of €163 in 2014 and €314 in 2013. The consulting contract with Dr. Adolf Hoess was terminated following the IPO in 2014.

Dr. Thomas Hecht is Head of Hecht Healthcare Consulting (HHC) in Küssnacht, Switzerland, a biopharmaceutical consulting company. In 2013, he rendered services amounting to €65, in 2014 he received €49.

Dr. Richard B. Stead is Founder and Principal of BioPharma Consulting Services LLC, where he is involved in the development of a number of oncology products including different strategies for cancer immunotherapy. In 2013, he rendered services amounting to €40, in 2014, he received €25.

Dr. Ulrich Grau is a significant shareholder and Chairman of the Board of Directors of i-novion Inc., which was engaged by the Company to conduct preclinical services. In 2015, i-novion Inc. received related payments of €138.

The following table provides the total amounts of outstanding balances related to key management personnel:

	Outstanding balances
	December 31,	December 31,
	2014	2015

Thomas Hecht	19	19
Richard Stead	6	6
Berndt Modig	7	9
Ferdinand Verdonck	7	11
Eugene Zhukovsky	16	0
Ulrich Grau	0	13

Affimed N.V.

Notes to the consolidated financial statements

(in € thousand)

25.	Financial risk management

(i)	Financial risk management objectives and policies

The Group’s principal financial instruments comprise short-term deposits at commercial banks with a maturity on inception of three months or less and investor loans presented in borrowings. The main purpose of these financial instruments is to raise funds for the Group's operations. The Group has various other financial assets and liabilities such as trade and other receivables and trade and other payables, which arise directly from its operations.

The main risks arising from the Group's financial instruments are credit risk and liquidity risk. The measures taken by management to manage each of these risks are summarized below.

(ii)	Credit risk

The Company’s financial assets comprise to a large extent cash and cash equivalents. In addition financial assets include trade and other receivables. The total carrying amount of cash and cash equivalents (€76.7 million, 2014: €39.7 million) and trade and other receivables (€0.9 million, 2014: €0.9 million) represents the maximum credit exposure of €77.6 million (2014: €40.7 million).

The cash and cash equivalents are held with banks, which are rated BBB- to AA- based on Standard & Poor’s and Moody’s.

(iii)	Interest rate risk

The group’s interest rate risk arises from cash accounts and long-term borrowings at variable rates.

Affimed entered into the Perceptive loan agreement pursuant to which it borrowed $5.5 million with a variable interest rate of an annual rate of 9% plus one-month LIBOR, with LIBOR deemed to equal 1% if LIBOR is less than 1%. The group does not expect the LIBOR to exceed the floor of 1% within the foreseeable future, and considers the interest risk to be low.

Bank accounts of €38.5 million (2014: €7.0 million) are exposed to interest rate risk. A shift in interest rates (increase or decrease) would not have a material impact on the loss of the group.

(iv)	Foreign currency risk

Foreign exchange risk arises when future commercial transactions or recognized assets or liabilities are denominated in a currency that is not the entity’s functional currency.

The group’s entities are exposed to Czech Koruna (CZK) and US Dollars (USD). The net exposure as of December 31, 2015 was €27,423 (2014: €5,983) and mainly relates to US Dollars.

In 2015, if the Euro had weakened/strengthened by 10% against the US dollar with all other variables held constant, the loss would have been €2,794 (2014: €611) higher/lower, mainly as a result of foreign exchange gains/losses on translation of US dollar-denominated financial assets. The group considers a shift in the exchange rates of 10% as a realistic scenario.

Loss is more sensitive to movement in exchange rates shifts in 2015 than in 2014 because of the

Affimed N.V.

Notes to the consolidated financial statements

(in € thousand)

increased volume of US dollar-denominated transactions.

The following significant exchange rates have been applied during the year:

	2013	2014	2015
	CZK or USD/EUR	CZK or USD/EUR	CZK or USD/EUR

CZK - Average Rate	0.03850	0.03632	0.03666
CZK - Spot rate	0.03640	0.03606	0.03701

USD - Average Rate	0.75340	0.75273	0.90190
USD - Spot rate	0.72633	0.82366	0.91853

(v)	Liquidity risk

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

In 2014 and 2015, Affimed raised significant funding that it estimates will enable the group to fund operating expenses and capital expenditure requirements until Q1 2018:

In 2015, the issue of new common shares and the exercise of stock options resulted in net proceeds of €53,498 (see note 18).

The group expects to require additional funding to complete the development of the existing product candidates. In addition, the group expects to require additional capital to commercialize the products if regulatory approval is received.

In 2015, Affimed has filed a “shelf registration statement” with the SEC in order to offer and sell securities to the public in multiple, future offerings.

(vi)	Capital management

The primary objective of the Group's capital management is to ensure that it maintains its liquidity in order to finance its operating activities and meet its liabilities when due.

The Group manages its capital structure primarily through equity.