Form 20-F
period 2016-12-31
Affimed N.V.
filed 2017-03-30
CIK 1608390

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to .

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

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

Common shares: 33,262,745

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

Forward-looking statements appear in a number of places in this Annual Report and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section “Item 3. Key Information—D. Risk factors” in this Annual Report. These risks and uncertainties include factors relating to:

▪	our operation as a development stage company with limited operating history and a history of operating losses; as of December 31, 2016, our accumulated deficit was €152.4 million;

▪	the chance our clinical trials may be delayed, for example, due to slower than expected enrollment, or not be successful and clinical results may not reflect results seen in previously conducted preclinical studies and clinical trials;

▪	our reliance on contract manufacturers and contract research organizations over which we have limited control;

▪	our lack of adequate funding to complete development of our product candidates and the risk we may be unable to access additional capital on reasonable terms or at all to complete development and begin commercialization of our product candidates;

▪	our dependence on the success of AFM13 and AFM11, which are still in clinical development and may eventually prove to be unsuccessful or commercially not exploitable;

▪	uncertainty surrounding whether any of our product candidates will gain regulatory approval, which is necessary before they can be commercialized;

▪	the outcome of any, or any discussions we may enter regarding, acquisitions, dispositions, partnerships, license transactions or changes to our capital structure, including future securities offerings;

▪	the chance that we may become exposed to costly and damaging liability claims resulting from the testing of our product candidates in the clinic or in the commercial stage;

▪	if our product candidates obtain regulatory approval, or being subject to expensive ongoing obligations and continued regulatory overview;

▪	enacted and future legislation may increase the difficulty and cost for us to obtain marketing approval and commercialization;

▪	the chance that our products may not gain market acceptance, in which case we may not be able to generate product revenues;

▪	our reliance on our current strategic relationships with the DKFZ, XOMA, LLS, Merck, The MD Anderson Cancer Center, Amphivena and Amphivena’s other investors and partners, including MPM Capital and Calibrium (formerly Aeris Capital), and the potential failure to enter into new strategic relationships;

▪	our reliance on third parties to conduct our nonclinical and clinical trials and on third-party single-source suppliers to supply or produce our product candidates;

▪	our ability to scale-up manufacturing processes of our product candidates and reduce the cost of manufacturing our product candidates in advance of any commercialization;

▪	our future growth and ability to compete, which depends on retaining our key personnel and recruiting additional qualified personnel; and

▪	other risk factors discussed under “Item 3. Key Information—D. Risk factors.”

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

A.       Offer statistics

Not applicable.

B.       Method and expected timetable

Not applicable.

ITEM 3. KEY INFORMATION

A.       Selected Financial Data

The comprehensive loss and financial position data as of and for the years ended December 31, 2012, 2013, 2014, 2015 and 2016 of Affimed N.V. are derived from our consolidated financial statements. We maintain our books and records in euros, and we prepare our financial statements under International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

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

	Consolidated Statements of Comprehensive Loss Data
	For the years ended December 31,
	2012	2013	2014	2015	2016
(in thousands of € except for per share data)
Revenue	1,173	5,087	3,382	7,562	6,314
Other income/(expenses)—net	206	610	381	651	145
Research and development expenses	(8,726)	(14,354)	(9,595)	(22,008)	(30,180)
General and administrative expenses	(3,050)	(7,046)	(2,346)	(7,548)	(8,323)
Operating loss	(10,397)	(15,703)	(8,178)	(21,343)	(32,044)
Finance income/(costs)—net	(3,926)	(10,397)	7,753	1,104	(230)
Loss before tax	(14,323)	(26,100)	(425)	(20,239)	(32,274)
Income taxes	9	1	166	0	58
Loss for the period	(14,314)	(26,099)	(259)	(20,239)	(32,216)
Total comprehensive loss	(14,314)	(26,099)	(259)	(20,239)	(32,216)
Loss per share in € per share	(0.97)	(1.76)	(0.01)	(0.71)	(0.97)

		As of December 31,
	2012	2013	2014	2015	2016
(in thousands of €)
Cash and cash equivalents	4,902	4,151	39,725	76,740	35,407
Financial assets	0	0	0	0	9,487
Total assets	7,191	6,500	41,909	79,322	48,739
Total liabilities	80,815	105,723	10,114	12,048	9,988
Accumulated deficit	(73,631)	(99,730)	(99,989)	(120,228)	(152,444)
Total equity	(73,124)	(99,223)	31,795	67,274	38,751

Exchange Rate Information

Our business is primarily conducted in the European Union, and we maintain our books and records in euros. We have presented results of operations in euros.

In this Annual Report, translations from euros to U.S. dollars (and vice versa):

▪	relating to payments made on or before December 31, 2016 were made at the rate in effect at the time of the relevant payment; and

▪	relating to future payments were made at the rate of €0.949 to $1.00, the official exchange rate quoted as of December 31, 2016 by the European Central Bank.

Such U.S. dollar amounts are not necessarily indicative of the amounts of U.S. dollars that could actually have been purchased upon exchange of euros at the dates indicated.

The following table presents information on the exchange rates between the euro and the U.S. dollar for the periods indicated using the rates provided by the European Central Bank:

	Period-end	Average for period	Low	High
	(€ per U.S. dollar)

Year Ended December 31:
2012	0.758	0.778	0.743	0.827
2013	0.725	0.753	0.724	0.783
2014	0.824	0.754	0.717	0.824
2015	0.919	0.902	0.830	0.948
2016	0.949	0.904	0.864	0.965
Month Ended:
September 30, 2016	0.896	0.892	0.885	0.897
October 31, 2016	0.914	0.907	0.890	0.920
November 30, 2016	0.940	0.926	0.901	0.948
December 31, 2016	0.949	0.949	0.930	0.965
January 31, 2017	0.930	0.942	0.923	0.963
February 28, 2017	0.944	0.940	0.925	0.951
March 2017 (through March 24, 2017)	0.926	0.940	0.925	0.951

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

Risks Related to Our Business and the Development and Commercialization of Our Product Candidates

All of our product candidates are in preclinical or clinical development. Drug development is expensive, time consuming and uncertain, and we may ultimately not be able to obtain regulatory approvals for the commercialization of some or all of our product candidates.

The research, testing, manufacturing, labeling, approval, selling, marketing and distribution of drug products are subject to extensive regulation by the U.S. Food and Drug Administration, or FDA, the European Medicines Agency, or EMA, national competent authorities in Europe, including the Paul-Ehrlich-Institut, or PEI, and other non-U.S. regulatory authorities, which establish regulations that differ from country to country. We are not permitted to market our product candidates in the United States or in other countries until we receive approval of a Biologics License Application, or BLA, from the FDA or marketing approval from applicable regulatory authorities outside the United States. Our product candidates are in various stages of development and are subject to the risks of failure inherent in drug development. We have not submitted an application for or received marketing approval for any of our product candidates. We have limited experience in conducting and managing the clinical studies necessary to obtain regulatory approvals, including approval by the FDA or the European Commission. Obtaining approval of a BLA or a Marketing Authorization Application can be a lengthy, expensive and uncertain process. In addition, failure to comply with FDA, EMA and other non-U.S. regulatory requirements may, either before or after product approval, if any, subject our company to administrative or judicially imposed sanctions, including:

▪	restrictions on our ability to conduct clinical studies, including full or partial clinical holds, or other regulatory objections to, ongoing or planned studies;

▪	restrictions on the products, manufacturers or manufacturing process;

▪	warning letters;

▪	civil and criminal penalties;

▪	injunctions;

▪	suspension or withdrawal of regulatory approvals;

▪	product seizures, detentions or import bans;

▪	voluntary or mandatory product recalls and publicity requirements;

▪	total or partial suspension of production;

▪	imposition of restrictions on operations, including costly new manufacturing requirements; and

▪	refusal to approve pending BLAs or supplements to approved BLAs in the United States and refusal to approve marketing research approvals in other jurisdictions.

The FDA, the EMA and other non-U.S. regulatory authorities also have substantial discretion in the drug approval process. The number of preclinical studies and clinical studies that will be required for regulatory approval varies depending on the product candidate, the disease or condition that the product candidate is designed to address, and the regulations applicable to any particular drug candidate. Regulatory agencies can delay, limit or deny approval of a product candidate for many reasons, including:

▪	a product candidate may not be deemed safe or effective;

▪	the results may not confirm the positive results from earlier preclinical studies or clinical studies;

▪	regulatory agencies may not find the data from preclinical studies and clinical studies sufficient or well-controlled;

▪	regulatory agencies might not approve or might require changes to our manufacturing processes or facilities; or

▪	regulatory agencies may change their approval policies or adopt new regulations.

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

Clinical drug development involves a lengthy and expensive process with uncertain timelines and uncertain outcomes, and results of earlier studies may not be predictive of future study results. If clinical studies of our product candidates are prolonged or delayed, we may be unable to obtain required regulatory approvals, and therefore be unable to commercialize our product candidates on a timely basis or at all.

We have no history of conducting large-scale or pivotal clinical studies or commercializing pharmaceutical products, which may make it difficult to evaluate the prospects for our future viability.

Our operations to date have been limited to financing and staffing our company, developing our technology and developing AFM13, AFM11 and our other product candidates. We have not yet demonstrated an ability successfully to complete a large-scale or pivotal clinical study, obtain marketing approval, manufacture a commercial scale product or conduct sales and marketing activities necessary for successful product commercialization. Consequently, predictions about our future success or viability may not be as accurate as they could be if we had a history of successfully developing and commercializing pharmaceutical products.

If clinical studies for our product candidates are prolonged, delayed or stopped, we may be unable to obtain regulatory approval and commercialize our product candidates on a timely basis, which would require us to incur additional costs and delay or restrict our receipt of any product revenue.

There have been significant developments in the highly dynamic field of immuno-oncology such as the earlier availability of product candidates or earlier approval of drugs for the same indications as our product candidates. For example, in the past, this has occurred with Blincyto in acute lymphocytic leukemia, or ALL, and with anti-PD-1 antibodies in Hodgkin Lymphoma, or HL, resulting in delays in clinical study initiation for our phase 1 study of AFM11 in ALL and for delays in recruiting for our phase 1 study of AFM11 in non-Hodgkin Lymphoma, or NHL, and our phase 2a Investigator Sponsored Trial, or IST, of AFM13 in HL.

In addition, certain clinical studies in which we are involved and which are testing our product candidates are sponsored by academic sites, known as ISTs. By definition, the financing, design and conduct of such studies are under the sole responsibility of the respective sponsor. Therefore, we have limited control over these studies and we do not have control over the timing and reporting of the data from these studies. In addition, we may have limited information about ISTs while they are being conducted, including the status of study initiation and patient recruitment, changes to study design and clinical study results.

A phase 2a clinical study of AFM13 in patients with HL started recruitment in the second quarter of 2015. Due to delays in opening study sites and the availability of anti-PD-1 antibodies for the treatment of relapsed/refractory HL patients, we have experienced slower recruitment into the study than anticipated. We have worked with the sponsor to revise the overall study design, for example in order to adapt to the changing treatment landscape, namely the availability of anti-PD-1 antibodies. Different dosing protocols of AFM13 are being explored to allow for improved exposure in more heavily pretreated patient populations. The study is expected to begin recruiting under the new study design in the first half of 2017 and we anticipate providing an update on the study in the second half of 2017. In addition, we are planning a clinical study of AFM13 in patients with CD30+ lymphoma.

Furthermore, we have initiated a phase 1 clinical study of AFM11 in patients with NHL. We have opened new study sites to expedite recruitment into the study. A phase 1 clinical study of AFM11 in patients with ALL commenced in the third quarter of 2016 and is enrolling. We anticipate providing a progress update on both studies in the first half of 2017.

The commencement of planned clinical studies could be substantially delayed or prevented by several factors, including:

▪	further discussions with the FDA, the EMA, the PEI or other regulatory agencies regarding the scope or design of our clinical studies;

▪	the limited number of, and competition for, suitable sites to conduct our clinical studies, many of which may already be engaged in other clinical study programs, including some that may be for the same indication as our product candidates;

▪	approval of drugs for the same indications as our product candidates;

▪	any delay or failure to obtain regulatory approval or agreement to commence a clinical study in any of the countries where enrollment is planned;

▪	inability to obtain sufficient funds required for a clinical study;

▪	clinical holds on, or other regulatory objections to, a new or ongoing clinical study;

▪	delay or failure in the testing, validation, manufacture and delivery of sufficient supplies of product candidate for our clinical studies;

▪	delay or failure to reach agreement on acceptable clinical study agreement terms with prospective sites or clinical research organizations, or CROs, the terms of which can be subject to extensive negotiation and may vary significantly among different sites or CROs; and

▪	delay or failure to obtain institutional review board, or IRB, or ethics committee approval to conduct a clinical study at a prospective site.

The completion of our clinical studies has been and could in the future be substantially delayed or prevented by several factors, including:

▪	slower than expected rates of patient recruitment and enrollment, due to factors including, but not limited to, the availability of other drugs to treat potential patients, the unwillingness of patients to participate in low-dose groups of dose-ranging studies and lack of recruitment by clinical study sites;

▪	delays relating to adding new clinical study sites;

▪	failure of patients to complete the clinical study or return for post-treatment follow-up;

▪	unforeseen safety issues, including severe or unexpected drug-related adverse effects experienced by patients, including possible deaths;

▪	lack of efficacy during clinical studies;

▪	errors in study design or conduct;

▪	termination of our clinical studies by one or more clinical study sites;

▪	inability or unwillingness of patients or clinical investigators to follow our clinical study protocols, including clinical investigators’ failure to comply with our clinical study protocols without our notice;

▪	inability to monitor patients adequately during or after treatment by us and/or our CROs; and

▪	the need to repeat or terminate clinical studies as a result of inconclusive or negative results or unforeseen complications in testing.

Changes in regulatory requirements and guidance may also occur and we may need to significantly amend clinical study protocols or submit new clinical study protocols to reflect these changes with appropriate regulatory authorities. In addition, changes in the competitive environment have occurred and may continue to occur.

Amendments may require us to renegotiate terms with CROs or resubmit clinical study protocols to IRBs or ethics committees for re-examination, which may impact the costs, timing or successful completion of a clinical study.

Our clinical studies may be suspended or terminated at any time by the FDA, the PEI, other regulatory authorities, the IRB or ethics committee overseeing the clinical study at issue, any of our clinical study sites with respect to that site, or us, due to a number of factors, including:

▪	failure to conduct the clinical study in accordance with regulatory requirements or our clinical protocols;

▪	unforeseen safety issues or any determination that a clinical study presents unacceptable health risks;

▪	lack of adequate funding to continue the clinical study due to unforeseen costs or other business decisions; and

▪	upon a breach or pursuant to the terms of any agreement with, or for any other reason by, current or future collaborators that have responsibility for the clinical development of any of our product candidates.

Our product development costs will increase if we experience delays in clinical studies or marketing approvals or if we are required to conduct additional clinical studies or other testing of our product candidates. We may be required to obtain additional funds to conduct and complete such clinical studies. We cannot assure you that our clinical studies will begin as planned or be completed on schedule, if at all, or that we will not need to restructure our studies after they have begun. Significant clinical study delays also could shorten any periods during which we may have the exclusive right to commercialize our product candidates or allow our competitors to bring products to market before we do, which may harm our business and results of operations.

Any failure or significant delay in completing clinical studies for our product candidates would adversely affect our ability to obtain regulatory approval and our commercial prospects and ability to generate product revenue will be diminished.

The results of previous clinical studies may not be predictive of future results, our progress in studies for one product candidate may not be indicative of progress in studies for other product candidates and the results of our current and planned clinical studies may not satisfy the requirements of the FDA, the EMA or other non-U.S. regulatory authorities.

We currently have no products approved for sale and we cannot guarantee that we will ever have marketable products. Clinical failure can occur at any stage of clinical development. Clinical studies may produce negative or inconclusive results, and we or any of our current and future collaborators may decide, or regulators may require us, to conduct additional clinical or preclinical testing. We will be required to demonstrate with substantial evidence through well-controlled clinical studies that our product candidates are safe and effective for use in a diverse population before we can seek regulatory approvals for their commercial sale. Success in early clinical studies does not mean that future larger registration clinical studies will be successful because product candidates in later-stage clinical studies may fail to demonstrate sufficient safety and efficacy to the satisfaction of the FDA and non-U.S. regulatory authorities despite having progressed through initial clinical studies. Product candidates that have shown promising results in early clinical studies may still suffer significant setbacks in subsequent registration clinical studies. Similarly, the outcome of preclinical testing and early clinical studies may not be predictive of the success of later clinical studies, and interim results of a clinical study do not necessarily predict final results. Progress in studies of one product candidate does not indicate that we will make similar progress in additional studies for that product candidate or in studies for our other product candidates. A number of companies in the pharmaceutical industry, including those with greater resources and experience than us, have suffered significant setbacks in advanced clinical studies, even after obtaining promising results in earlier clinical studies.

In addition, the design of a clinical study can determine whether its results will support approval of a product and flaws in the design of a clinical study may not become apparent until the clinical study is well advanced. We may be unable to design and execute a clinical study to support regulatory approval.

In some instances, there can be significant variability in safety and/or efficacy results between different studies of the same product candidate due to numerous factors, including changes in study protocols, differences in size and type of the patient populations, adherence to the dosing regimen and other study protocols and the rate of dropout among clinical study participants. We do not know whether any phase 2, phase 3 or other clinical studies we or any of our collaborators may conduct will demonstrate consistent or adequate efficacy and safety to obtain regulatory approval to market our product candidates.

Further, our product candidates may not be approved even if they achieve their primary endpoints in phase 3 clinical studies or registration studies. The FDA, the EMA or other non-U.S. regulatory authorities may disagree with our study design and our interpretation of data from preclinical studies and clinical studies. For example, the FDA has communicated to us that it may require us to conduct an additional dose-response study with respect to AFM13 prior to the entry into pivotal studies, depending on data we have generated with AFM13 at that point in time. In addition, any of these regulatory authorities may change requirements for the approval of a product candidate even after reviewing and providing comments or advice on a protocol for a clinical study. In addition, any of these regulatory authorities may also approve a product candidate for fewer or more limited indications than we request or may grant approval contingent on the performance of costly post-marketing clinical studies. The FDA, the EMA or other non-U.S. regulatory authorities may not accept the labeling claims that we believe would be necessary or desirable for the successful commercialization of our product candidates.

We use new technologies in the development of our product candidates and the FDA and other regulatory authorities have not approved products that utilize these technologies.

Our product candidates in development are based on new technologies, such as TandAbs, trispecific Abs and alternative antibody formats (AAFs), capable of recruiting either NK-cells or T-cells. The approval of our product candidates is less certain than approval of drugs that do not employ such novel technologies or methods of action. We intend to work closely with the FDA, the EMA and other regulatory authorities to perform the requisite scientific analyses and evaluation of our methods to obtain regulatory approval for our product candidates. For example, final assays and specifications of our product candidates, in particular regarding cytotoxicity, have yet to be developed, and the FDA, EMA or other regulatory authorities may require additional analyses to evaluate this aspect of our product quality. It is possible that the validation process may take time and resources, require independent third-party analyses or not be accepted by the FDA, the EMA and other regulatory authorities. Delays or failure to obtain regulatory approval of any of the product candidates that we are developing would adversely affect our business.

Even if our product candidates obtain regulatory approval, they will be subject to continuous regulatory review.

If marketing authorization is obtained for any of our product candidates, the product will remain subject to continuous review and therefore authorization could be subsequently withdrawn or restricted. We will be subject to ongoing obligations and oversight by regulatory authorities, including adverse event reporting requirements, marketing restrictions and, potentially, other post-marketing obligations, all of which may result in significant expense and limit our ability to commercialize such products.

If there are changes in the application of legislation or regulatory policies, or if problems are discovered with a product or our manufacture of a product, or if we or one of our distributors, licensees or co-marketers fails to comply with regulatory requirements, the regulators could take various actions. These include imposing fines on us, imposing restrictions on the product or its manufacture and requiring us to recall or remove the product from the market. The regulators could also suspend or withdraw our marketing authorizations, requiring us to conduct additional clinical studies, change our product labeling or submit additional applications for marketing authorization. If any of these events occurs, our ability to sell such product may be impaired, and we may incur substantial additional expense to comply with regulatory requirements, which could materially adversely affect our business, financial condition and results of operations.

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

In order to market any products in a country or territory, we must establish and comply with numerous and varying regulatory requirements of such countries or territories regarding safety and efficacy. Clinical studies conducted in one country may not be accepted by regulatory authorities in other countries, and regulatory approval in one country does not mean that regulatory approval will be obtained in any other country. Approval procedures vary among countries and can involve additional product testing and validation and additional administrative review periods. Seeking regulatory approvals in all major markets could result in significant delays, difficulties and costs for us and may require additional preclinical studies or clinical studies which would be costly and time consuming. Regulatory requirements can vary widely from country to country and could delay or prevent the introduction of our products in those countries. Satisfying these and other regulatory requirements is costly, time consuming, uncertain and subject to unanticipated delays. In addition, our failure to obtain regulatory approval in any country may delay or have negative effects on the process for regulatory approval in other countries. We do not have any product candidates approved for sale in any jurisdiction, including international markets, and we do not have experience in obtaining regulatory approval in international markets. If we fail to comply with regulatory requirements in international markets or to obtain and maintain required approvals, our target market will be reduced and our ability to realize the full market potential of our products will be harmed.

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

Once more clinical data become available, we plan to seek fast track of AFM13 as a monotherapy and/or as a combination therapy for patients with relapsed/refractory HL, and we may see fast track designation of AFM11 or breakthrough designation of AFM13 and/or AFM11 and/or our other product candidates. The fast track program, a provision of the FDA Modernization Act of 1997, is designed to facilitate interactions between a sponsoring company and the FDA before and during submission of a BLA for an investigational agent that, alone or in combination with one or more other drugs, is intended to treat a serious or life-threatening disease or condition, and which demonstrates the potential to address an unmet medical need for that disease or condition. Under the fast track program, the FDA may consider reviewing portions of a marketing application before the sponsor submits the complete application if the FDA determines, after a preliminary evaluation of the clinical data, that a fast track product may be effective. A fast track designation provides the opportunity for more frequent interactions with the FDA, and a fast track product could be eligible for priority review if supported by clinical data at the time of submission of the BLA.

The FDA is authorized to designate a product candidate as a breakthrough therapy if it finds that the product is intended, alone or in combination with one or more other drugs, to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that the product may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. For products designated as breakthrough therapies, interaction and communication between the FDA and the sponsor of the study can help to identify the most efficient path for clinical development while minimizing the number of patients placed in ineffective control regimens. Products designated as breakthrough therapies by the FDA are also eligible for accelerated approval.

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

Generally, if a product candidate with an orphan drug designation receives the first marketing approval for the indication for which it has such designation, the product is entitled to a period of marketing exclusivity, which, subject to certain exceptions, precludes the FDA from approving the marketing application of another drug for the same indication for that time period or precludes the EMA, and other national drug regulators in the EU, from accepting the marketing application for another medicinal product for the same indication. The applicable period is seven years in the United States and ten years in the European Union. The EU period can be reduced to six years if a product no longer meets the criteria for orphan drug designation or if the product is sufficiently profitable so that market exclusivity is no longer justified. In the EU, orphan exclusivity may also be extended for an additional two years (i.e., a maximum of 12 years’ orphan exclusivity) if the product is approved on the basis of a dossier that includes pediatric clinical study data generated in accordance with an approved paediatric investigation plan. Orphan drug exclusivity may be lost in the United States if the FDA determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantity of the product to meet the needs of patients with the rare disease or condition.

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

Although all of our product candidates have undergone or will undergo safety testing to the extent possible and agreed with health authorities, not all adverse effects of drugs can be predicted or anticipated. Immunotherapy and its method of action of harnessing the body’s immune system, especially with respect to T-cell TandAbs, is powerful and could lead to serious side effects that we only discover in clinical studies. Unforeseen side effects from any of our product candidates could arise either during clinical development or, if such side effects are rarer, after our product candidates have been approved by regulatory authorities and the approved product has been marketed, resulting in the exposure of additional patients. All of our product candidates are still in clinical or preclinical development. While our phase 1 clinical studies for AFM13 demonstrated a favorable safety profile, the results from future studies of AFM13 or other NK-cell engaging bispecific antibodies may not confirm these results. We have commenced our phase 1 clinical studies of AFM11, the primary objective of which is to assess safety. The harnessing of T-cells to kill tumors is risky and may have unintended consequences. So far we have not previously demonstrated that AFM11 is safe in humans, but we cannot predict if the ongoing phase 1 clinical studies will do so.

Furthermore, we are initially developing our product candidates for patients with HL, TCL, NHL and other indications for whom no other therapies have succeeded and survival times are frequently short. Therefore, we expect that certain patients may die during the clinical studies of our product candidates, and it may be difficult to ascertain whether such deaths are attributable to the underlying disease, complications from the disease, our product candidates or a combination thereof.

The results of future clinical studies may show that our product candidates cause undesirable or unacceptable side effects, which could interrupt, delay or halt clinical studies, and result in delay of, or failure to obtain, marketing approval from the FDA, the European Commission and other regulatory authorities, or result in marketing approval from the FDA, the European Commission and other regulatory authorities with restrictive label warnings or potential product liability claims.

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

▪ we may be required to change the way the product is administered, conduct additional clinical studies or change the labeling of the product;

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

The commercial success of our products will depend in part on public acceptance of the use of cancer immunotherapies. Adverse events in clinical studies of our product candidates or in clinical studies of others developing similar products and the resulting publicity, as well as any other adverse events in the field of immuno-oncology that may occur in the future, could result in a decrease in demand for any products that we may develop. Although the mode of action of our T-cell TandAbs differs from that of other approaches in development, the public may not always differentiate between our therapies and others in the field. If public perception is influenced by claims that the use of cancer immunotherapies is unsafe, our products may not be accepted by the general public or the medical community.

Future adverse events in immuno-oncology or the biopharmaceutical industry could also result in greater governmental regulation, stricter labeling requirements and potential regulatory delays in the testing or approvals of our products. Any increased scrutiny could delay or increase the costs of obtaining regulatory approval for our product candidates.

We depend on enrollment of patients in our clinical studies for our product candidates. We compete with approved therapies and investigational therapies for patients for our clinical studies. If we are unable to enroll patients in our clinical studies, our research and development efforts could be materially adversely affected.

Successful and timely completion of clinical studies will require that we enroll a sufficient number of patient candidates. Studies may be subject to delays as a result of patient enrollment taking longer than anticipated or patient withdrawal. Patient enrollment depends on many factors, including the size and nature of the patient population, eligibility criteria for the study, the proximity of patients to clinical sites, the design of the clinical protocol, the availability of competing clinical studies, the availability of new drugs approved for the indication the clinical study is investigating, and clinicians’ and patients’ perceptions as to the potential advantages of the drug being studied in relation to other available therapies. In addition, we compete with approved immunotherapies and investigational immunotherapies for patients for our clinical studies. Our product candidate AFM13 has orphan drug designation for the treatment of HL, which means that the potential patient population is limited. In our phase 2a clinical study of AFM13 as well as in our phase 1b combination study of AFM13 with Merck’s anti-PD-1 antibody Keytruda (pembrolizumab) we have been seeking to enroll patients with relapsed/ refractory HL who have been treated with Adcetris (brentuximab vedotin), which is an even more limited population of patients. Under the revised study protocol of the phase 2a clinical study of AFM13, we will now enroll patients that have also failed to respond to anti-PD-1 treatment, further reducing the eligible patient population. As we are developing AFM13 and AFM11 for patients for whom all other therapies have failed and who may not have long to live, patients may elect not to participate in our, or any, clinical study.

The approval of new immuno-oncology drugs such as checkpoint inhibitors has changed the landscape for conducting clinical studies of other oncology drugs, including ours, both for indications for which such drugs are approved as well as for indications in which additional studies are being conducted. In addition, there are several other types of drugs in development for the indications for which we are developing AFM13, AFM11 and our other product candidates. We compete for patients with the sponsors of studies for all of these drugs. These factors may make it difficult for us to enroll enough patients to complete our clinical studies in a timely and cost-effective manner.

For example, although our phase 2a clinical study of AFM13 in patients with HL started recruitment in the second quarter of 2015, due to the availability of anti-PD-1 antibodies for the treatment of relapsed/refractory HL patients, we have experienced slower recruitment into the study than anticipated. In addition, recruitment into our phase 1 study in NHL for AFM11 has been slower than expected, and consequently the study has been delayed. Further delays in the completion of any clinical study of our product candidates will increase our costs, slow down our product candidate development and approval process and delay or potentially jeopardize our ability to commence product sales and generate revenue. In addition, some of the factors that cause, or lead to, a delay in the commencement or completion of clinical studies may also ultimately lead to the denial of regulatory approval of our product candidates.

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

We are subject to manufacturing risks that could substantially increase our costs and limit supply of our products or prevent us from achieving a commercially viable production process.

The process of manufacturing our products is complex, highly regulated and subject to several risks, including:

▪ We do not have experience in manufacturing our product candidates at commercial scale. We plan to contract with external manufacturers to develop a larger scale process for manufacturing AFM13 in parallel with our clinical studies of AFM13, in order to have material from such commercial scale process available for a potential pivotal phase 2b study for patients with HL. We may not succeed in the scaling up of our process. We may need a larger scale manufacturing process for AFM11 than what we have planned, depending on the dose and regimen that will be determined in our phase 1 study. Any changes in our manufacturing processes as a result of scaling up may result in the need to obtain additional regulatory approvals. Difficulties in achieving commercial-scale production or the need for additional regulatory approvals as a result of scaling up could delay the development and regulatory approval of our product candidates and ultimately affect our success.

▪ We may not achieve the manufacturing productivity (“yield”) required to achieve a commercially viable cost of goods. Our molecules are novel antibody structures and there is very limited knowledge as to which productivities can be achieved at commercial scale. Low productivities may result in a cost of goods too high to allow profitable commercialization, or give rise to the need for additional manufacturing process optimization which would require additional funding and time.

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

▪ We must comply with applicable current Good Manufacturing Practice, or cGMP, regulations and guidelines. We may encounter difficulties in achieving quality control and quality assurance and may experience shortages in qualified personnel. We are subject to inspections by the FDA and comparable agencies in other jurisdictions to confirm compliance with applicable regulatory requirements. Any failure to follow cGMP or other regulatory requirements or delay, interruption or other issues that arise in the manufacture, fill-finish, packaging, or storage of our product candidates as a result of a failure of our facilities or the facilities or operations of third parties to comply with regulatory requirements or pass any regulatory authority inspection could significantly impair our ability to develop and commercialize our product candidates, including leading to significant delays in the availability of drug product for our clinical studies or the termination or hold on a clinical study, or the delay or prevention of a filing or approval of marketing applications for our product candidates. Significant noncompliance could also result in the imposition of sanctions, including fines, injunctions, civil penalties, failure of regulatory authorities to grant marketing approvals for our product candidates, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of products, operating restrictions and criminal prosecutions, any of which could damage our reputation. If we are not able to maintain regulatory compliance, we may not be permitted to market our product candidates and/or may be subject to product recalls, seizures, injunctions, or criminal prosecution.

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

▪ Our product candidates that have been produced and are stored for later use may degrade, become contaminated or suffer other quality defects, which may cause the affected product candidates to no longer be suitable for their intended use in clinical studies or other development activities. If the defective product candidates cannot be replaced in a timely fashion, we may incur significant delays in our development programs that could adversely affect the value of such product candidates.

We currently have no marketing, sales or distribution infrastructure. If we are unable to develop sales, marketing and distribution capabilities on our own or through collaborations, or if we fail to achieve adequate pricing and/or reimbursement, we will not be successful in commercializing our product candidates.

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

The life sciences industry is highly competitive and subject to rapid and significant technological change. We are currently developing therapeutics that will compete with other drugs and therapies that currently exist or are being developed. Products we may develop in the future are also likely to face competition from other drugs and therapies, some of which we may not currently be aware. We have competitors both in the United States and internationally, including major multinational pharmaceutical companies, established biotechnology companies, specialty pharmaceutical companies, universities and other research institutions. Many of our competitors have significantly greater financial, manufacturing, marketing, drug development, technical and human resources than we do. Large pharmaceutical companies, in particular, have extensive experience in clinical testing, obtaining regulatory approvals, recruiting patients and manufacturing pharmaceutical products. These companies also have significantly greater research and marketing capabilities than we do and may also have products that have been approved or are in late stages of development, and collaborative arrangements in our target markets with leading companies and research institutions. Established pharmaceutical companies may also invest heavily to accelerate discovery and development of novel compounds or to in-license novel compounds that could make the product candidates that we develop obsolete. As a result of all of these factors, our competitors may succeed in obtaining patent protection and/or marketing approval or discovering, developing and commercializing products in our field before we do.

There are a large number of companies developing or marketing treatments for cancer disorders, including many major pharmaceutical and biotechnology companies. These treatments consist both of small molecule drug products, as well as biologic therapeutics that work, among others, either by using next-generation antibody technology platforms or new immunological approaches to address specific cancer targets. These treatments are often combined with one another in an attempt to maximize the response rate. In addition, several companies are developing therapeutics that work by targeting multiple specificities using a single recombinant molecule, as we are.

Adcetris, an antibody-drug conjugate targeting CD30, was approved by the FDA in relapsed/refractory HL in 2011. In addition, Adcetris was approved by the FDA in 2015 for the treatment of patients with HL at high risk of relapse or progression following autologous hematopoietic stem cell transplantation as consolidation treatment. In the European Union, Adcetris is approved for the same indications. Adcetris is currently being investigated in different settings and various combinations in HL. Recent data indicate high complete response rates when combined with ipilimumab, nivolumab or bendamustine in relapsed/refractory HL.

Clinical phase 1 data with the anti-PD-1 CPIs nivolumab and pembrolizumab in HL was published in the New England Journal of Medicine and at several conferences. This early data indicates the potential of anti-PD-1 antibodies to cause high response rates in the salvage setting of HL. The FDA and EMA have approved nivolumab in classical HL that has relapsed or progressed after autologous hematopoietic stem cell transplantation and brentuximab vedotin in 2016. Adcetris and Phase 2 studies are reported to be ongoing with both nivolumab and pembrolizumab (registrational intent). If AFM13 were to be approved for HL, we would be in competition with these therapies, as well as any other therapies or combination regimens that comprise the standard of care that AFM13 could potentially displace. Several other agents have reached proof of concept clinical studies in HL, including Afinitor® (Novartis AG), ferritarg (MABLife), lirilumab (Innate Pharma), panobinostat (Novartis) and lenalidomide (Celgene).

With respect to competitors for AFM11, rituximab has been approved to treat certain types of NHL in both the United States and Europe and is generally combined with a chemotherapy regimen (typically CHOP or bendamustine). Imbruvica, a small molecule drug targeting malignant B-cells, was approved by the FDA in 2013 to treat the mantle cell variant of NHL (MCL). Amgen develops cancer product candidates that work by targeting receptors both on immune cells and cancer cells, like our TandAbs. Amgen’s blinatumomab, a product based on the BiTE® (bispecific T-cell engager) technology, is an antibody construct similar to AFM11 and was approved by the FDA and EMA to treat patients with relapsed and refractory Philadelphia chromosome-negative precursor B-cell acute lymphoblastic leukemia (B-cell ALL). In addition, Amgen launched a pivotal study of blinatumomab in aggressive NHL in late 2016. MacroGenics’ MGD011, a CD19xCD3 DART entered phase 1 in B-NHL and ALL and is being developed in partnership with Janssen Biotech. Morphosys is developing an Fc-enhanced anti-CD19 monoclonal antibody (phase 2). Roche and Regeneron are both developing bispecific CD20xCD3 antibodies for the treatment of NHL, each of which is currently in phase 1. In October 2015, the FDA granted breakthrough designation to Pfizer`s CD22-targeting antibody-drug conjugate inotuzumab ozogamizin for the treatment of relapsed and refractory B-ALL. A second CD19-targeting antibody-drug conjugate is being developed by Seattle Genetics and has entered phase 2 in NHL. Juno Therapeutics, Novartis, Bellicum, Cellectis, Bluebird Bio and Kite Pharma are each developing therapies using T-cells reengineered with chimeric antigen receptors (CARs) against CD19-positive B-cells. This therapeutic approach, which utilizes a patient’s own T-cells after ex-vivo genetic modification or modified allogeneic T-cells, is currently being investigated in clinical studies. Although limited data are available, CAR treatments seem to result in high response rates, specifically in ALL. However, recent deaths related to the use of Juno`s CAR-T have reinforced concerns around the safe use of these treatments.

We expect that our TandAb and trispecific antibody platforms as well as our AAFs will serve as the basis for future product candidates and collaborations with pharmaceutical companies. Other companies also have developed platform technologies that compete with us. For example, Macrogenics is developing its DART platform, which enables the targeting of multiple receptors or cells by using a single molecule with an antibody-like structure. Ablynx is also developing such a platform aimed at multi-specific targeting, which to date has not reached clinical testing.

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

In addition, our ability to compete in the future may be affected in many cases by insurers or other third-party payors seeking to encourage the use of biosimilar products. In March 2010, former President Obama signed into law the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or collectively, the Health Care Reform Law, a sweeping law intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add new transparency requirements for health care and health insurance industries, impose new taxes and fees on the health industry and impose additional health policy reforms. The Health Care Reform Law also created a new regulatory scheme authorizing the FDA to approve biosimilars. Under the Health Care Reform Law, a manufacturer may submit an application for licensure of a biologic product that is “biosimilar to” or “interchangeable with” a previously approved biological product or “reference product,” without the need to submit a full package of preclinical and clinical data. Under this new statutory scheme, an application for a biosimilar product may not be submitted to the FDA until four years following approval of the reference product. The FDA may not approve a biosimilar product until 12 years from the date on which the reference product was approved. Even if a product is considered to be a reference product eligible for exclusivity, another company could market a competing version of that product if the FDA approves a full BLA for such product containing the sponsor’s own preclinical data and data from adequate and well-controlled clinical studies to demonstrate the safety, purity and potency of their product. Furthermore, recent legislation has proposed that the 12-year exclusivity period for each a reference product may be reduced to seven years.

Smaller and other early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These third parties compete with us in recruiting and retaining qualified scientific and management personnel, establishing clinical study sites and patient registration for clinical studies, as well as in acquiring technologies complementary to, or necessary for, our programs. In addition, the biopharmaceutical industry is characterized by rapid technological change. If we fail to stay at the forefront of technological change, we may be unable to compete effectively. Technological advances or products developed by our competitors may render our technologies or product candidates obsolete, less competitive or not economical.

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

In the United States, the Medicare Prescription Drug, Improvement, and Modernization Act of 2003, or the Medicare Modernization Act, changed the way Medicare covers and pays for pharmaceutical products. The legislation expanded Medicare coverage for drug purchases by the elderly and introduced a new reimbursement methodology based on average sale prices for physician-administered drugs. In addition, this legislation provided authority for limiting the number of drugs that will be covered in any therapeutic class. Cost-reduction initiatives and other provisions of this legislation could decrease the coverage and price that we receive for any approved products. If we successfully develop combinations of our product candidates with other potentially expensive agents, we may not achieve premium pricing for our products, which may impair our ability to achieve profitability. While the Medicare Modernization Act applies only to drug benefits for Medicare beneficiaries, private payors often follow Medicare coverage policy and payment limitations in setting their own reimbursement rates. Therefore, any reduction in reimbursement that results from the Medicare Modernization Act may result in a similar reduction in payments from private payors.

In addition, the Health Care Reform Law, among other things, increased rebates a manufacturer must pay to the Medicaid program, addressed a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected, established a new Medicare Part D coverage gap discount program, in which manufacturers must provide 50% point-of-sale discounts on products covered under Part D and implemented payment system reforms including a national pilot program on payment bundling to encourage hospitals, physicians and other providers to improve the coordination, quality and efficiency of certain healthcare services through bundled payment models. Further, the new law imposed a significant annual fee on companies that manufacture or import branded prescription drug products. Substantial new provisions affecting compliance were enacted, which may affect our business practices with health care practitioners. The goal of the Health Care Reform Law is to reduce the cost of health care and substantially change the way health care is financed by both governmental and private insurers. While we cannot predict what impact on federal reimbursement policies this legislation will have in general or on our business specifically, the Health Care Reform Law may result in downward pressure on pharmaceutical reimbursement, which could negatively affect market acceptance of, and the price we may charge for, any products we develop that receive regulatory approval. Furthermore, it is possible that legislation will be introduced and passed by the Republican-controlled Congress repealing the Health Care Reform Law in whole or in part and signed into law by President Trump, consistent with statements made by him during his presidential campaign and subsequently indicating his intention to do so within a short time following his inauguration. Because of the continued uncertainty about the implementation of the Health Care Reform Law, including the potential for further legal challenges or repeal of that legislation, we cannot quantify or predict with any certainty the likely impact of the Health Care Reform Law or its repeal on our business model, prospects, financial condition or results of operations, in particular on the pricing, coverage or reimbursement of any of our product candidates that may receive marketing approval. We also anticipate that Congress, state legislatures, and third-party payors may continue to review and assess alternative healthcare delivery and payment systems and may in the future propose and adopt legislation or policy changes or implementations effecting additional fundamental changes in the healthcare delivery system. We cannot assure you as to the ultimate content, timing, or effect of changes, nor is it possible at this time to estimate the impact of any such potential legislation.

Moreover, other legislative changes have also been proposed and adopted in the United States since the Health Care Reform Law was enacted. On August 2, 2011, the Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions to Medicare payments to providers of 2% per fiscal year, which went into effect on April 1, 2013. On January 2, 2013, former President Obama signed into law the American Taxpayer Relief Act of

2012, or the ATRA, which, among other things, further reduced Medicare payments to several providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. These new laws may result in additional reductions in Medicare and other health care funding, which could have a material adverse effect on our customers and accordingly, our financial operations.

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

We face an inherent risk of product liability lawsuits related to the testing of our product candidates in seriously ill patients, and will face an even greater risk if product candidates are approved by regulatory authorities and introduced commercially. Despite mandatory product liability insurances in the countries in which we are conducting our clinical studies, we cannot exclude that any claims will be brought against us or our collaborators although product liability claims by participants enrolled in our clinical studies will be usually covered by our insurances. If we cannot successfully defend ourselves against any such claims, we may incur substantial liabilities. Regardless of their merit or eventual outcome, liability claims may result in:

▪ decreased demand for our future approved products;

▪ injury to our reputation;

▪ withdrawal of clinical study participants;

▪ termination of clinical study sites or entire study programs;

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

We have insurance, but our current insurance coverage and any additional coverage for further clinical studies may not be adequate to cover all liabilities that we may incur. We may need to increase and expand our insurance coverage when we begin the commercialization of our product candidates. Insurance coverage is becoming increasingly expensive. As a result, we may be unable to maintain or obtain sufficient insurance at a reasonable cost to protect us against losses that could have a material adverse effect on our business. A successful product liability claim or series of claims brought against us, particularly if judgments exceed any insurance coverage we may have, could decrease our cash resources and adversely affect our business, financial condition and results of operation.

Our business may become subject to economic, political, regulatory and other risks associated with international operations.

Our business is subject to risks associated with conducting business internationally. A number of our suppliers and collaborative and clinical study relationships are located outside the United States. Accordingly, our future results could be harmed by a variety of factors, including:

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

Potential future revenue may be derived from abroad, particularly from the United States. As a result, our business and share price may be affected by fluctuations in foreign exchange rates between the euro and these other currencies, which may also have a significant impact on our reported results of operations and cash flows from period to period. We have converted into euros only the portion of the IPO proceeds and the proceeds from our follow-on offerings in May 2015 and January and February 2017, the private placement in October 2015, and sales pursuant to our at-the-market sales agreement that will be spent in euros according to our budget. If the projected payments in either euro or US$ changes, we may be subject to foreign exchange-rate risk. Currently, we do not have any other exchange rate hedging measures in place. Despite measures taken by the European Union to provide funding to certain EU member states in financial difficulties and by a number of European countries to stabilize their economies and reduce their debt burdens, it is possible that the euro could be abandoned in the future as a currency by countries that have adopted its use. This could lead to the re-introduction of individual currencies in one or more EU member states, or in more extreme circumstances, the dissolution of the European Union. The effects on our business of a potential dissolution of the European Union, the exit of one or more EU member states from the European Union or the abandonment of the euro as a currency, are impossible to predict with certainty, and any such events could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Our Financial Position and Need for Additional Capital

We have incurred significant losses since inception and anticipate that we will continue to incur losses for the foreseeable future. We have no products approved for commercial sale, and to date we have not generated any revenue or profit from product sales. We may never achieve or sustain profitability.

We are a clinical-stage biopharmaceutical company with a limited operating history. We have incurred significant losses since our inception. As of December 31, 2016, our accumulated deficit was €152.4 million. Our losses have resulted principally from expenses incurred in research and development of our product candidates and from general and administrative expenses that we have incurred while building our business infrastructure. We expect to continue to incur losses for the foreseeable future, and we expect these losses to increase as we continue our research and development of, and seek regulatory approvals for, our product candidates, prepare for and begin to commercialize any approved products, and add infrastructure and personnel to support our product development efforts and operations as a public company. The net losses and negative cash flows incurred to date, together with expected future losses, have had, and likely will continue to have, an adverse effect on our shareholders’ equity and working capital. The amount of future net losses will depend, in part, on the rate of future growth of our expenses and our ability to generate revenue.

Because of the numerous risks and uncertainties associated with pharmaceutical product development, we are unable to accurately predict the timing or amount of increased expenses or when, or if, we will be able to achieve profitability. For example, our expenses could increase if we are required by the FDA or the EMA to perform studies in addition to those that we currently expect to perform, or if there are any delays in completing our currently planned clinical studies or in the development of any of our product candidates.

To become and remain profitable, we must succeed in developing and commercializing products with significant market potential. This will require us to be successful in a range of challenging activities for which we are only in the preliminary stages, including developing product candidates, obtaining regulatory approval for them, and manufacturing, marketing and selling those products for which we may obtain regulatory approval. We may never succeed in these activities and may never generate revenue from product sales that is significant enough to achieve profitability. Our ability to generate future revenue from product sales depends heavily on our success in many areas, including but not limited to:

▪ completing research and clinical development of our product candidates, including successfully completing registration clinical studies of AFM13 or AFM11;

▪ obtaining marketing approvals for our product candidates, including AFM13 or AFM11, for which we complete clinical studies;

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

We are advancing our product candidates through clinical development. Developing pharmaceutical products, including conducting preclinical studies and clinical studies, is expensive. In order to obtain such regulatory approval, we will be required to conduct clinical studies for each indication for each of our product candidates. We will require additional funding to complete the development and commercialization of our product candidates and to continue to advance the development of our other product candidates, and such funding may not be available on acceptable terms or at all. Although it is difficult to predict our liquidity requirements, based upon our current operating plan, we anticipate that our existing liquidity, an additional loan tranche available to us under the SVB loan facility and additional budgeted revenues will enable us to fund the clinical development of AFM13 and AFM11 and pre-clinical development of AFM24 and AFM26 for at least until the end of 2018, assuming all of our programs advance as currently contemplated. Because successful development of our product candidates is uncertain, we are unable to estimate the actual funds we will require to complete research and development and to commercialize our product candidates.

Our future funding requirements will depend on many factors, including but not limited to:

▪ the number and characteristics of other product candidates that we pursue;

▪ the scope, progress, timing, cost and results of research, preclinical development, and clinical studies;

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

Raising additional capital may cause dilution to our shareholders, restrict our operations or require us to relinquish rights to our intellectual property or future revenue streams.

Until such time, if ever, as we can generate substantial product revenue, we expect to finance our cash needs through a combination of equity offerings, debt financings, grants and license and development agreements in connection with any collaborations. We do not have any committed external source of funds. In the event we need to seek additional funds, we may raise additional capital through the sale of equity or convertible debt securities. In such an event, our shareholders’ ownership interests will be diluted, and the terms of these new securities may include liquidation or other preferences that adversely affect our shareholders’ rights as holders of our common shares. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends.

On November 30, 2016, our subsidiary Affimed GmbH entered into a loan agreement with Silicon Valley Bank, a California corporation (“SVB”), as lender, which we fully guarantee. The loan agreement provides us with a senior secured term loan facility for up to €10.0 million, available in two tranches, the availability of which is contingent on our satisfaction of certain conditions. On December 8, 2016, we fully drew down the initial tranche of €5.0 million. We may draw up to an additional €5.0 million or €2.5 million on or before May 31, 2017, in the case of each tranche, contingent on the satisfaction by such date of certain conditions as set forth in the loan agreement. In connection with such drawdown, we issued SVB a warrant to purchase 166,297 of our common shares, at an exercise price of $2.00 per common share. The loan facility is secured by a pledge of 100% of our shares in Affimed GmbH, all intercompany accounts receivables owed by our subsidiaries to us and a security assignment of substantially all of our bank accounts, inventory, trade receivables and payment claims.

If we raise additional funds through collaborations, strategic alliances or marketing, distribution or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, product candidates, intellectual property or future revenue streams. If we are unable to raise additional funds when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

We have broad discretion in the use of our cash on hand and may not use it effectively.

As of December 31, 2016, we had €35.4 million in cash and cash equivalents and certificates of deposit of €9.5 million due within six months or less, amounting to €44.9 million of liquidity. Additionally, in January and February 2017, we raised net proceeds of $17.7 million in a public offering of our common shares. Our management will have broad discretion in the use of such cash and cash equivalents and could spend it in ways that do not improve our results of operations or enhance the value of our common shares. The failure by our management to apply these funds effectively could result in financial losses that could have a material adverse effect on our business, cause the price of our common shares to decline and delay the development of our product candidates. Pending their use, we may invest our cash and cash equivalents in a manner that does not produce income or that loses value.

Our ability to use our net operating loss carry forwards and other tax attributes may be limited.

Our ability to utilize our net operating losses, or NOLs, is currently limited, and may be limited further, under Section 8c of the Körperschaftsteuergesetz (the German Corporation Income Tax Act) and Section 10a of the Gewerbesteuergesetz (the German Trade Tax Act). These limitations apply if a qualified ownership change, as defined by Section 8c of the Körperschaftsteuergesetz, occurs and no exemption is applicable. Generally, a qualified ownership change occurs if more than 25% of the share capital or the voting rights are directly or indirectly transferred to a shareholder or a group of shareholders within a period of five years. A qualified ownership change may also occur in case of an increase in capital leading to a respective change in the shareholding. In the case of such a qualified ownership change tax loss carry forwards, consisting of the NOLs in the same percentage as the ownership change, cannot be utilized. If the percentage of the ownership change exceeds 50%, tax loss carry forwards expire in full. To the extent that the tax loss carry forwards do not exceed hidden reserves taxable in Germany, they may be further utilized despite a qualified ownership change. Furthermore, Section 8c of the Körperschaftssteuergesetz is not applicable to a company provided that such company continues only those operations which are causing the loss (Section 8d Körperschaftsteuergesetz).

As of December 31, 2016, we had NOL carry forwards for German tax purposes of €118 million. Future changes in share ownership may also trigger an ownership change and, consequently, a Section 8c Körperschaftsteuergesetz or a Section 10a Gewerbesteuergesetz limitation. Any limitation may result in the expiration of a portion or the complete tax operating loss carry forwards before they can be utilized. As a result, if we earn net taxable income, our ability to use our pre-change NOL carry forwards to reduce German income tax may be subject to limitations, which could potentially result in increased future cash tax liability to us.

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

We have entered into collaborations with other companies that we believe have provided us with valuable funding or other resources such as access to technologies, including our collaborations with The Leukemia & Lymphoma Society, Merck, The MD Anderson Cancer Center and our former collaboration with Amphivena. In the future, we may enter into additional collaborations to leverage our technology platforms, fund our research and development programs or to gain access to sales, marketing or distribution capabilities. Our existing collaborations, and any future collaborations we enter into, may pose a number of risks, including the following:

▪ collaborators may have significant discretion in determining the efforts and resources that they will apply to these collaborations;

▪ collaborators may not perform their obligations as expected;

▪ collaborators may not pursue development and commercialization of any product candidates that achieve regulatory approval or may elect not to continue or renew development or commercialization programs based on clinical study results, changes in the collaborators’ strategic focus or available funding, or external factors, such as an acquisition, that divert resources or create competing priorities;

▪ collaborators may delay clinical studies, provide insufficient funding for a clinical study program, stop a clinical study or abandon a product candidate, repeat or conduct new clinical studies or require a new formulation of a product candidate for clinical testing;

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

If our collaborations on research and development candidates do not result in the successful development and commercialization of products or if one of our collaborators terminates its agreement with us, we may not receive any future research funding or milestone or royalty payments under the collaboration, or proceeds from the sale of shares in our investors. If we do not receive the funding we expect under these agreements, our development of our technology platforms and product candidates could be delayed and we may need additional resources to develop product candidates and our technology platforms.

All of the risks relating to product development, regulatory approval and commercialization described in this Annual Report also apply to the activities of our program collaborators. For example, Amphivena had entered into a warrant agreement with Janssen Biotech Inc. that gave Janssen the option to acquire Amphivena following IND acceptance by the FDA, upon predetermined terms, in exchange for payments under the warrant. Upon effectiveness of such IND application in July 2016, Janssen decided to not exercise its option to purchase Amphivena, which could potentially be viewed as having negative implications for our business and prospects. We are supporting the future clinical development of Amphivena’s product candidate with €1.6 million in financing, €1.0 million of which was invested in Amphivena in October 2016 and €0.6 million of which was invested in March 2017.

Additionally, subject to its contractual obligations to us, if one of our collaborators is involved in a business combination, the collaborator might deemphasize or terminate the development or commercialization of any product candidate licensed to it by us. If one of our collaborators terminates its agreement with us, we may find it more difficult to attract new collaborators.

For some of our product candidates, we may in the future determine to collaborate with additional pharmaceutical and biotechnology companies for development and potential commercialization of therapeutic products. We face significant competition in seeking appropriate collaborators. Our ability to reach a definitive agreement for a collaboration will depend, among other things, upon our assessment of the collaborator’s resources and expertise, the terms and conditions of the proposed collaboration and the proposed collaborator’s evaluation of a number of factors. These factors may include the design or results of clinical studies, the likelihood of approval by the FDA, the European Commission or similar regulatory authorities outside the United States, the potential market for the subject product candidate, the costs and complexities of manufacturing and delivering such product candidate to patients, the potential of competing products, the existence of uncertainty with respect to our ownership of technology, which can exist if there is a challenge to such ownership without regard to the merits of the challenge and industry and market conditions generally. The collaborator may also consider alternative product candidates or technologies for similar indications that may be available to collaborate on and whether such a collaboration could be more attractive than the one with us for our product candidate.

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

We may also be restricted under existing collaboration agreements from entering into future agreements on certain terms with potential collaborators. Subject to certain specified exceptions, our former collaboration with Amphivena contains restrictions on our engaging in activities that were the subject of the collaboration with third parties for specified periods of time. These restrictions survived the expiration of the agreement in July 2016.

Independent clinical investigators and CROs that we engage to conduct our clinical studies may not devote sufficient time or attention to our clinical studies or be able to repeat their past success.

We expect to continue to depend on independent clinical investigators and CROs to conduct our clinical studies. CROs may also assist us in the collection and analysis of data. There is a limited number of third-party service providers that specialize or have the expertise required to achieve our business objectives. Identifying, qualifying and managing performance of third-party service providers can be difficult, time consuming and cause delays in our development programs. These investigators and CROs will not be our employees and we will not be able to control, other than by contract, the amount of resources, including time, which they devote to our product candidates and clinical studies.

In addition, certain clinical studies in which we are involved and which are testing our product candidates are sponsored by academic sites, known as Investigator Sponsored Studies, or ISTs. By definition, the financing, design, and conduct of the study are under the sole responsibility of the respective sponsor. Therefore, we have limited control over these studies and we do not have control over the timing and reporting of the data from these studies. In addition, we may have limited information about ISTs while they are being conducted, including the status of study initiation and patient recruitment, changes to study design and clinical study results. Our AFM13 phase 2a in HL is an IST, and might conduct other trials as ISTs. If independent investigators or CROs fail to devote sufficient resources to the development of our product candidates, or if their performance is substandard, it may delay or compromise the completion of studies of our product candidates as well as the prospects for approval and commercialization of any product candidates that we develop. In addition, the use of third-party service providers requires us to disclose our proprietary information to these parties, which could increase the risk that this information will be misappropriated. Further, the FDA and other regulatory authorities require that we comply with standards, commonly referred to as current Good Clinical Practice, or cGCP, and other local legal requirements, e.g. data privacy, for conducting, recording and reporting clinical studies to assure that data and reported results are credible and accurate and that the rights, integrity and confidentiality of study subjects are protected. Failure of clinical investigators or CROs to meet their obligations to us or comply with cGCP procedures or other applicable legal requirements could adversely affect the clinical development of our product candidates and harm our business.

We contract with third parties for the manufacture of our product candidates for clinical testing in mono- and combination therapy settings and expect to continue to do so for commercialization. This reliance on third parties increases the risk that we will not have sufficient quantities of our product candidates or products, or compounds of such third parties, or such quantities at an acceptable cost, which could delay, prevent or impair our development or commercialization efforts.

We anticipate continuing our engagement of contract manufacturing organizations to provide our clinical supply and internal capacity as we advance our product candidates into and through clinical development. We expect to use third parties for the manufacture of our product candidates for clinical testing, as well as for commercial manufacture. We plan to eventually enter into long-term supply agreements with several manufacturers for commercial supplies. We may be unable to reach agreement on satisfactory terms with contract manufacturers to manufacture our product candidates.

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

▪ the possibility that we may not be able to secure a manufacturer or manufacturing capacity in a timely manner and on satisfactory terms in order to meet our manufacturing needs; and

▪ the possibility that the cost of goods for our products could be too high to allow profitable commercialization due to the high prices and profit margins of third-party manufacturers.

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

For our clinical development of AFM13 in combination with the anti-PD-1 CPI Keytruda (pembrolizumab), we entered into an agreement with Merck pursuant to which Merck is providing us with pembrolizumab to conduct a phase 1b clinical combination study in relapsed/refractory HL. We are dependent on Merck for this supply of pembrolizumab. In addition, if we wish to pursue further development of AFM13 in combination with pembrolizumab or any other CPI, we will need to reach an agreement with Merck or another partner for such supply of pembrolizumab or another CPI, respectively. If we do not have an adequate supply and/or cannot reach an agreement with the applicable partner, we may not be able to develop AFM13 in such a combination. Any future supply agreement with a partner for combination studies with AFM13 could influence on our clinical development strategy or our intellectual property or our economic rights, and therefore might impact the content we can derive from such clinical development.

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

We own and/or control our AFM13 patent portfolio, which includes three patent families. Our first patent family is issued and relates to the engineered antibody format, which is called TandAb, and the methods of making or using such bispecific, tetravalent domain antibodies. This patent family will expire in 2019. The second patent family on AFM13 consists of European patents relating to the use of the specific target combination for the treatment of cancer using a bispecific molecule and will expire in 2020. Our third patent family relates to the mode of action of AFM13, the recruitment of immune effector cells via a specific receptor. These patents will expire in 2026. We also own and/or control our AFM11 patent portfolio, which includes issued patents and pending patent applications. As in the case of AFM13, our issued patents relate to the engineered antibody format and will expire in 2019. The pending patent application family claims a new TandAb structure which was specifically used in AFM11, and issued patents in this family will expire in 2030.

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

We are a party to a number of agreements, including license agreements, through which we have gained rights to certain intellectual property that relate to our business and we expect to enter into additional such agreements in the future. Our existing agreements impose, and we expect that future agreements will impose, various diligence, commercialization, milestone payment, royalty, and other obligations on us. Certain of our licenses, including each of our licenses with DKFZ and XOMA, contain provisions that allow the licensor to terminate the license upon the occurrence of specific events or conditions. For example, our rights under each of the licenses described above are subject to our continued compliance with the terms of the licenses, certain diligence and development obligations, the payment of royalties, milestone payments and other fees, and certain disclosure and confidentiality obligations. If we are found to be in breach of any of our license agreements, in certain circumstances our licensors may take action against us, including by terminating the applicable license. Because of the complexity of our product candidates and the patents we have licensed, determining the scope of the licenses and related obligations may be difficult and could lead to disputes between us and the licensor. An unfavorable resolution of such a dispute could lead to an increase in the royalties payable pursuant to the license or a termination of the license. If any of our licensors were to terminate our license agreement with them, we may be prevented from the continued use of certain technologies, including our rights to the TandAb, Flexibody and antibody phage display technologies, in clinical studies or, if our products are approved for marketing, from using such technologies in the manufacturing of products that could be sold commercially. This could delay or prevent us from offering our product candidates. We might not have the necessary rights or the financial resources to develop, manufacture or market our current or future product candidates without the rights granted under these licenses, and the loss of sales or potential sales in such product candidates could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

In addition to patent protection, we also rely on other proprietary rights, including protection of trade secrets, and other proprietary information. To maintain the confidentiality of trade secrets and proprietary information, we enter into confidentiality agreements with our employees, to the extent a confidentiality obligation is not covered by their employment agreements, consultants, collaborators and others upon the commencement of their relationships with us. These agreements require that all confidential information developed by the individual or made known to the individual by us during the course of the individual’s relationship with us be kept confidential and not disclosed to third parties and the public domain, so that it cannot be used for patent protection anymore, either by local law or if not applicable pursuant to specific agreements with employees and our personnel policies it is intended that any inventions conceived by the individual in the course of rendering services to us shall be our exclusive property. However, we may not obtain these agreements in all circumstances, and individuals with whom we have these agreements or may not comply with their terms or with local law. Thus, despite such legal provisions or agreement, such inventions may become assigned to third parties. In the event of unauthorized use or disclosure of our trade secrets or proprietary information, these legal provisions or agreements, even if obtained, may not provide meaningful protection, particularly for our trade secrets or other confidential information. To the extent that our employees, consultants or contractors use technology or know-how owned by third parties in their work for us, disputes may arise between us and those third parties as to the rights in related inventions. To the extent that an individual who is not an employee of us and thus not obligated to assign rights in intellectual property to us is rightfully an inventor of intellectual property, we may need to obtain an assignment or a license to that intellectual property from that individual, or a third party or from that individual’s assignee. Such assignment or license may not be available on commercially reasonable terms or at all.

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

Approximately 53 of our personnel, including our managing directors and most of our employees working in research and development, work in Germany and are subject to German employment law. Ideas, developments, discoveries and inventions made by such employees are subject to the provisions of the German Act on Employees’ Inventions (Arbeitnehmererfindungsgesetz), which regulates the ownership of, and compensation for, inventions made by employees. We face the risk that disputes may occur between us and our employees or ex-employees pertaining to the sufficiency of compensation paid by us, allocation of rights to inventions under this act or alleged non-adherence to the provisions of this act, any of which may be costly to resolve and take up our management’s time and efforts whether we prevail or fail in such dispute.

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

We are exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include intentional failures to comply with FDA or EMA regulations, to provide accurate information to the FDA or the EMA or intentional failures to report financial information or data accurately or to disclose unauthorized activities to us. Employee misconduct could also involve the improper use of information obtained in the course of clinical studies, which could result in regulatory sanctions and serious harm to our reputation. We have adopted a Compliance Management System (comprising the code of conduct and the compliance policy) which is based on three pillars: prevent, detect and respond to misconduct and an insider trading policy, each of which is communicated on a regular basis. Although it is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant fines or other sanctions.

Risks Relating to Employee Matters and Managing Growth

Our future success depends on our ability to retain key executives and to attract, retain and motivate qualified personnel.

We are highly dependent on the research and development, clinical and business development expertise of our managing directors and other key employees. We have entered into multi-year executive agreements with our managing directors. If any of our managing directors or other key employees becomes unavailable to perform services for us, we may not be able to find a qualified replacement in a timely fashion, which could impede the achievement of our research, development and commercialization objectives and seriously harm our ability to successfully implement our business strategy. In particular, our Chief Medical Officer, Dr. Jens-Peter Marschner, stepped down as CMO in the second quarter of 2016. Dr. Anne Kerber, our Vice President Medical has assumed the responsibility of leading the clinical team on an interim basis. We currently have not hired a replacement Chief Medical Officer. Our search process to identify a candidate for a permanent CMO continues, but there are no assurances concerning the timing or outcome of our search for a new permanent Chief Medical Officer. In March 2017 we entered into a termination agreement with our COO, Dr. Jörg Windisch, who will be leaving the Company at the end of June 2017. Dr. Windisch has accepted a position on the executive committee of a non-competing company focusing on the large-scale manufacturing of biologics and the development of biosimilars. He will continue to support Affimed as a consulting expert following his departure. No payments will be made to Dr. Windisch in connection with the termination agreement. The contracts with the two other managing directors, Dr. Hoess and Dr. Fischer, run until the end of the general meeting in 2017. The supervisory board has informed the executives that it will propose that the General Assembly reappoints each of these executives as managing directors of Affimed N.V., and that it intends to prolong their contracts for an undefined period. We do not maintain any key man insurance for our managing directors at this time.

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

We have 83 personnel (74 full time equivalents), including those of our subsidiaries. As our development and commercialization plans and strategies develop, we expect to expand our employee base on an as-needed basis. Future growth would impose significant added responsibilities on members of management, including the need to identify, recruit, maintain, motivate and integrate additional employees. Also, our management may need to divert a disproportionate amount of their attention away from our day-to-day activities and devote a substantial amount of time to managing these growth activities. We may not be able to effectively manage the expansion of our operations which may result in weaknesses in our infrastructure, give rise to operational errors, loss of business opportunities, loss of employees and reduced productivity among remaining employees. Our expected growth could require significant capital expenditures and may divert financial resources from other projects, such as the development of existing and additional product candidates. If our management is unable to effectively manage our expected growth, our expenses may increase more than expected, our ability to generate and/or grow revenue could be reduced and we may not be able to implement our business strategy. Our future financial performance and our ability to commercialize our product candidates and compete effectively with others in our industry will depend, in part, on our ability to effectively manage any future growth.

Risks Related to Our Common Shares

Our share price has been and may in the future be volatile, which could cause holders of our common shares to incur substantial losses.

You should consider an investment in our common shares as risky and invest only if you can withstand a significant loss and wide fluctuations in the market value of your investment. Our share price has been and in the future may be subject to substantial price volatility. In addition, the stock market has recently experienced significant volatility, particularly with respect to pharmaceutical, biotechnology and other life sciences company stocks. The volatility of pharmaceutical, biotechnology and other life sciences company stocks often does not relate to the operating performance of the companies represented by the stock. Some of the factors that may cause the market price of our common shares to fluctuate include:

▪ results and timing of our clinical studies and clinical studies of our competitors’ products;

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

Future sales of a substantial number of our common shares, or the perception that such sales will occur, could cause a decline in the market price of our common shares. We had 43,938,377 common shares outstanding as of March 15, 2017. If our existing shareholders sell substantial amounts of common shares in the public market, or the market perceives that such sales may occur, the market price of our common shares and our ability to raise capital through an issue of equity securities in the future could be adversely affected.

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

On October 1, 2015, we filed a shelf registration statement on Form F-3 for the potential offer and sale by us of up to $150 million of our common shares, senior debt securities, subordinated debt securities, warrants, purchase contracts or units and the offer and sale by certain of our shareholders of 12,985,302 of our common shares. The registration statement was declared effective by the SEC on October 23, 2015. Up to $50 million of our common shares may be offered and sold under the registration statement pursuant to an “at-the-market” offering. Because the price per share of each share sold under the registration statement will depend on the market price of our shares at the time of the sale and other market conditions, it is not possible at this stage to predict the number of shares that ultimately may be offered and sold under the registration statement. If we sell common shares, convertible securities or other equity securities, existing shareholders may be diluted by such sales, and in certain cases new investors could gain rights superior to our existing shareholders. Any sales of our common shares, or the perception that such sales could occur, could have a negative impact on the trading price of our shares. In December 2016 we began selling common shares in an at-the-market offering under this shelf registration statement. As of March 15, 2017 we had sold 32,211 of our common shares in this offering for net proceeds of $67,938.

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

As a foreign private issuer and as permitted by the listing requirements of Nasdaq, we follow certain home country governance practices rather than the corporate governance requirements of Nasdaq.

We are a foreign private issuer. As a result, in accordance with the listing requirements of The Nasdaq Global Market, or Nasdaq, we follow home country governance requirements and certain exemptions thereunder rather than comply with the corporate governance requirements of Nasdaq. In accordance with Dutch law and generally accepted business practices, our Articles of Association do not provide quorum requirements generally applicable to general meetings of shareholders in the United States. To this extent, our practice varies from the requirement of Nasdaq Listing Rule 5620(c), which requires an issuer to provide in its bylaws for a generally applicable quorum, and that such quorum may not be less than one-third of the outstanding voting stock. Although we must provide shareholders with an agenda and other relevant documents for the general meeting of shareholders, Dutch law does not have a regulatory regime for the solicitation of proxies and the solicitation of proxies is not a generally accepted business practice in the Netherlands, thus our practice will vary from the requirement of Nasdaq Listing Rule 5620(b). As permitted by the listing requirements of Nasdaq, we have also opted out of the requirements of Nasdaq Listing Rule 5605(d), which requires, inter alia, an issuer to have a compensation committee that consists entirely of independent directors, and Nasdaq Listing Rule 5605(e), which requires independent director oversight of director nominations. Also, Dutch law does not require that we disclose information regarding third party compensation of our directors or director nominees. As a result, our practice varies from the third-party compensation disclosure requirements of Nasdaq Listing Rule 5250(b)(3). In addition, we have opted out of shareholder approval requirements, as included in the Nasdaq Listing Rules, for the issuance of securities in connection with certain events such as the acquisition of stock or assets of another company, the establishment of or amendments to equity-based compensation plans for employees, a change of control of us and certain private placements. To this extent, our practice varies from the requirements of Nasdaq Rule 5635, which generally requires an issuer to obtain shareholder approval for the issuance of securities in connection with such events. Accordingly, you may not have the same protections afforded to shareholders of companies that are subject to these Nasdaq requirements.

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

We are a Dutch public company with limited liability (naamloze vennootschap) organized under the laws of the Netherlands. Our corporate affairs are governed by our Articles of Association and by the laws governing companies incorporated in the Netherlands. However, there can be no assurance that Dutch law will not change in the future or that it will serve to protect investors in a similar fashion afforded under corporate law principles in the United States, which could adversely affect the rights of investors. As of July 3, 2016, the market abuse rules as described in “Description of Share Capital and Articles of Association––Dividends and Other Distributions––Obligation to Disclose Holdings and Transactions” are no longer applicable to us.

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

We have adopted an anti-takeover measure pursuant to which our management board may, subject to supervisory board approval but without additional shareholder approval, issue (or grant the right to acquire) cumulative preferred shares. Our management board has been authorized to, subject to supervisory board approval, issue (or grant the right to acquire) cumulative preferred shares by the general meeting of shareholders on September 12, 2014, with effect from September 17, 2014. We may issue an amount of cumulative preferred shares up to 100% of our issued capital immediately prior to the issuance of such cumulative preferred shares. In such event, the cumulative preferred shares (or right to acquire cumulative preferred shares) will be issued to a separate, newly established foundation which will be structured to operate independently of us and will act to serve the best interests of us, our associated business and all parties connected to us, by opposing any influences that conflict with these interests and threaten to undermine our continuity, independence and identity. While to-date we have not established such a foundation, which action would facilitate a timely response to a take-over approach, we may choose to do so in the future. This anti-takeover measure has the effect of making a takeover of us more difficult or less attractive and as a result, our shareholders may be unable to benefit from a change of control and realize any potential change of control premium. This may materially and adversely affect the market price of our common shares.

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

The DCGC applies to all Dutch companies listed on a government-recognized stock exchange, whether in the Netherlands or elsewhere, including Nasdaq. We do not comply with all the best practice provisions of the DCGC. For example, the DCGC states that all supervisory board members need to be independent (a term that is defined in the DCGC), with the exception of one. We have more than one supervisory director that is deemed not independent under the DCGC. This may affect your rights as a shareholder and you may not have the same level of protection as a shareholder in a Dutch company that fully complies with the DCGC. The DCGC was revised as per January 1, 2017. In the annual report for any financial year starting on or after January 1, 2017, we will report on our compliance with this revised Code.

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

Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations. Section 404 of the Sarbanes-Oxley Act of 2002 requires management of public companies to develop and implement internal controls over financial reporting and evaluate the effectiveness thereof. A material weakness is a deficiency or a combination of deficiencies in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis. In connection with the preparation of our financial statements for the year ended December 31, 2013, we identified material weaknesses in our internal controls related to deficiencies in the design and operating effectiveness of our internal controls, in our financial reporting processes and in our controls related to management’s review of our financial results. Since the identification of the material weaknesses in internal control over financial reporting we have been implementing additional internal control over financial reporting, and no material weaknesses were identified in connection with the preparation of our financial statements for the years ended December 31, 2014, 2015 and 2016. If the since-implemented internal controls fail to be effective in the future, it could result in material misstatements in our financial statements, impair our ability to raise revenue, result in the loss of investor confidence in the reliability of our financial statements and subject us to regulatory scrutiny and sanctions, which in turn could harm the market value of our common shares.

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

We were likely a “passive foreign investment company” (a “PFIC”) in 2016 and may continue to be a PFIC in future taxable years. A U.S. investor may suffer adverse U.S. federal income tax consequences if we are a PFIC for any taxable year during which the U.S. investor holds common shares.

Under the Internal Revenue Code of 1986, as amended (the “Code”), we will be a PFIC for any taxable year in which, after the application of certain “look-through” rules with respect to subsidiaries, either (i) 75% or more of our gross income consists of “passive income,” or (ii) 50% or more of the average quarterly value of our assets consist of assets that produce, or are held for the production of, “passive income.” Passive income generally includes interest, dividends, rents, certain non-active royalties and capital gains. Because (i) we currently own a substantial amount of passive assets, including cash, and (ii) the valuation of our assets, including our intangible assets, that generate non-passive income for PFIC purposes, as implied by our market capitalization on various dates during 2016 (and which had declined from levels experienced in 2015), is and has been less than the value of our passive assets on such dates, we were likely a PFIC in 2016 and may continue to be a PFIC in future taxable years. In addition, we may, directly or indirectly, hold equity interests in other entities, including certain of our subsidiaries that are PFICs (“Lower-tier PFICs”).

If we are a PFIC for any taxable year during which a U.S. investor holds common shares, we generally would continue to be treated as a PFIC with respect to that U.S. investor for all succeeding years during which the U.S. investor holds common shares, even if we ceased to meet the threshold requirements for PFIC status. Such a U.S. investor may be subject to adverse tax consequences, including (i) the treatment of all or a portion of any gain on disposition as ordinary income, (ii) the application of a deferred interest charge on such gain and the receipt of certain dividends and (iii) compliance with certain reporting requirements. To avoid the application of the foregoing rules, a U.S. investor can make an election to treat us and each Lower-tier PFIC as a qualified electing fund (a “QEF Election”) in the first taxable year that we and each Lower-tier PFIC are treated as PFICs with respect to the U.S. investor. We currently intend to provide the information necessary for a U.S. investor to make a QEF Election with respect to us and each Lower-tier PFIC that we control for 2016 and for any future years with respect to which we determine that we or any Lower-tier PFIC that we control are or are likely to be a PFIC. A U.S. investor can also avoid certain of the adverse U.S. federal income tax consequences described above by making a mark-to-market election with respect to its common shares, provided that the common shares are “marketable.” U.S. investors should consult their tax advisers regarding the availability and advisability of making a QEF Election or a mark-to-market election in their particular circumstances. See “U.S. Federal Income Tax Considerations” for further information regarding the consequences to a U.S. investor if we are a PFIC for any taxable year during which the U.S. investor holds common shares.

ITEM 4. INFORMATION ON THE COMPANY

A.       History and development of the company

We are a clinical-stage biopharmaceutical company focused on discovering and developing highly targeted cancer immunotherapies. Our product candidates are being developed in the field of immuno-oncology, which represents an innovative approach to cancer treatment that seeks to harness the body’s own immune defenses to fight tumor cells. The most potent cells of the human defense arsenal are types of white blood cells called Natural Killer cells, or NK-cells, and T-cells. Our proprietary, next-generation bispecific antibodies, which we call TandAbs because of their tandem antibody structure, are designed to direct and establish a bridge between either NK-cells or T-cells and cancer cells. Our TandAbs have the ability to bring NK-cells or T-cells into proximity and trigger a signal cascade that leads to the destruction of cancer cells. Due to their novel tetravalent architecture (which provides for four binding domains), our TandAbs bind to their targets with high affinity and have half-lives that allow regular intravenous administration, with different dosing schemes being explored to allow for improved exposure in heavily pretreated patient populations. We believe, based on their mechanism of action and the preclinical and clinical data we have generated to date, that our product candidates, alone or in combination, may ultimately improve response rates, clinical outcomes and survival in cancer patients and could eventually become a cornerstone of modern targeted oncology care.

Affimed was founded in 2000 based on technology developed by the group led by Professor Melvyn Little at Deutsches Krebsforschungszentrum, the German Cancer Research Center, or DKFZ, in Heidelberg.

Focusing our efforts on antibodies specifically binding NK-cells through CD16A, a dominant activating receptor on innate immune cells, we have built a clinical and preclinical pipeline of NK-cell-engaging bispecific antibodies designed to activate both innate and adaptive immunity. Compared to a variety of T-cell-engaging technologies, our NK-cell engagers appear to have a better safety profile and have the potential to achieve more potent and deeper immune responses through enhancing crosstalk of innate to adaptive immunity. Their safety profiles also make our molecules suitable for development as combination therapies (e.g. with checkpoint inhibitors, or CPIs, or adoptive NK-cells). Building on our leadership in the NK-cell space, we are also developing tetravalent, bispecific alternative antibody formats (AAFs) for NK-cell engagement offering varying PK/PD profiles relevant to certain diseases.

As of today, we have focused our research and development efforts on four proprietary programs for which we retain global commercial rights. Because our TandAbs bind with receptors that are known to be present on a number of types of cancer cells, each of our TandAb product candidates could be developed for the treatment of several different cancers. We intend to initially develop our two clinical stage product candidates in orphan or high-medical need indications, including as a salvage therapy for patients who have relapsed after, or are refractory to, that is who do not respond to treatment with, standard therapies, which we refer to as relapsed/refractory. These patients have a limited life expectancy and few therapeutic options. We believe this strategy will allow for a faster path to approval and will likely require smaller clinical studies compared to indications with more therapeutic options and larger patient populations. We believe such specialized market segments in oncology can be effectively targeted with a small and dedicated marketing and sales team. We currently intend to establish a commercial sales force in the United States and/or Europe to commercialize our product candidates when and if they are approved.

We also see an opportunity in the clinical development of our TandAbs in combination with other agents that harness the immune system to fight cancer cells, such as CPIs. Such combinations of cancer immunotherapies may ultimately prove beneficial for larger patient populations in earlier stages of diseases, beyond the relapsed/refractory disease setting.

Our offices and laboratories are located at the Technology Park adjacent to the DKFZ in Heidelberg, where we employ 53 personnel, approximately 70% of whom have an advanced academic degree. Including AbCheck and Affimed Inc. personnel, our total headcount is 83 (74 full time equivalents). We are led by experienced executives with a track record of successful product development, approvals and launches, specifically of biologics. Our supervisory board includes highly experienced experts from the pharmaceutical and biotech industries, with a specific background in hematology.

In 2009, we formed AbCheck, our 100% owned, independently run antibody screening platform company, located in the Czech Republic. AbCheck is devoted to the generation and optimization of fully human antibodies. Its technologies include a combined phage and yeast display antibody library and a proprietary algorithm to optimize affinity, stability and manufacturing efficiency. AbCheck also uses a super human library as well as their newly developed mass humanization technology to discover and optimize high-quality human antibodies. In addition to providing candidates for Affimed projects, AbCheck is recognized for its expertise in antibody discovery throughout the United States and Europe and has been working with globally active pharmaceutical companies such as Eli Lilly, Daiichi Sankyo, Pierre Fabre and others.

B.       Business overview

Our Strategy

Our goal is to engineer targeted immunotherapies, seeking to cure patients by harnessing the power of innate and adaptive immunity (NK- and T-cells). We are developing single and combination therapies to treat cancers and other life-threatening diseases. For this, we have developed an entirely novel antibody platform that delivers different types of next-generation antibodies, bispecific and trispecific Abs, as well as tetravalent, bispecific alternative antibody formats (AAFs). Based on the unique properties and mechanism of action of these products and supported by the preclinical and clinical data we have generated to date, we believe that our product candidates, alone or in combination, may ultimately improve clinical outcomes in cancer patients and could eventually become a key element of modern targeted oncology care. Key elements of our strategy to achieve this goal are to:

▪ Rapidly Advance the Development of our Clinical Stage Product Candidates, including Combinations with Other Immunotherapies. Our product development strategy initially targets relapsed or refractory cancer patients who have limited therapeutic alternatives, which we believe will enable us to utilize an expedited regulatory approval process. In the second quarter of 2015, a phase 2a proof of concept study of AFM13 as a monotherapy was initiated by the German Hodgkin Study Group (GHSG) in HL patients that have received all standard therapies and have relapsed after or are refractory to Adcetris. Due to delays in opening study sites and the availability of anti-PD-1 antibodies for the treatment of relapsed/refractory HL patients, we have experienced slower recruitment into the study than anticipated. We have worked with GHSG to revise the overall study design in order to adapt to the changing treatment landscape, namely the availability of anti-PD-1 antibodies. The study will now include HL patients relapsed or refractory to treatment with both brentuximab vedotin (Adcetris) and anti-PD-1 antibodies. Different dosing protocols of AFM13 are being explored to allow for improved exposure in more heavily pretreated patient populations. The study is expected to begin recruiting under the new study design in the first half of 2017 and we anticipate providing an update on the study in the second half of 2017. We are also planning a clinical study of AFM13 in patients with CD30+ lymphoma. In addition, we have expanded our development strategy to combination therapies. In the first half of 2016 we initiated a phase 1b clinical study to investigate AFM13 in combination with pembrolizumab (Keytruda) in HL patients that have relapsed after or are refractory to chemotherapy and Adcetris. The study is ongoing and has recently completed recruitment into the third dose cohort. We intend to provide an update on the study in the second half of 2017. For AFM11, we have initiated a phase 1 dose ranging study of AFM11 designed to evaluate safety and tolerability and to potentially assess anti-tumor activity after four weeks of therapy in NHL patients. The amended study protocol was approved by the applicable regulatory authorities in the third quarter of 2015. We have opened new study sites to expedite recruitment into the study. A phase 1 dose-finding clinical study of AFM11 in patients with acute lymphocytic leukemia, or ALL, commenced in the third quarter of 2016 and is enrolling. We anticipate providing a progress update on both studies in the first half of 2017.

▪ Establish R&D and Commercialization Capabilities in Europe and in the United States While we plan to retain rights for our product candidates, in the future we may enter into additional collaborations that provide value for our shareholders. We intend to build a focused marketing and specialty sales team in Europe and in the United States to commercialize any of our product candidates that receive regulatory approval. We have established a U.S. presence in order to expand our access to the U.S. talent pool, to maintain a close relationship to the financial and pharmaceutical community and to continuously measure and adapt to our strategic position in the competitive landscape.

▪ Use Our Technology Platforms and Intellectual Property Portfolio to Continue to Build our Cancer Immunotherapy Pipeline. We generate our product candidates from our proprietary antibody engineering technology platforms consisting of NK-cell TandAbs, T-cell TandAbs, trispecific Abs and AAFs. We plan to continue to leverage these technologies to develop new pipeline product candidates. We believe we can utilize our platforms to address additional targets that we may in-license in the future or identify internally. We intend to continue to innovate in our field and create additional layers of intellectual property in order to enhance the platform value and extend the life cycle of our products. We believe our strong intellectual property position can be used to support internal development as well as out-licensing and collaboration opportunities.

▪ Maximize the Value of our Collaboration Arrangements with LLS, Merck and MD Anderson. We have a research agreement with LLS under which LLS has committed to co-fund the development of AFM13, with the focus having been shifted towards combination therapy in June 2016 due to the recent changes within the rapidly evolving cancer immunotherapy treatment landscape. We believe that this collaboration will also allow us to expedite patient enrollment for future studies by leveraging the LLS’s existing relationships with key U.S. investigators. In January 2016, we entered into a clinical research collaboration with Merck & Co to investigate the combination of Merck’s anti-PD-1 therapy, Keytruda (pembrolizumab), with AFM13 for the treatment of patients with relapsed/refractory HL. In January 2017, we entered into a clinical development and commercialization collaboration with The University of Texas MD Anderson Cancer Center, or MD Anderson, to evaluate AFM13 in combination with MD Anderson’s NK-cell product. MD Anderson will be responsible for conducting preclinical research activities aimed at investigating its NK-cells derived from umbilical cord blood in combination with AFM13, which are intended to be followed by a phase 1 study. We will fund research and development expenses for this collaboration and hold an option to exclusive worldwide rights to develop and commercialize any product developed under the collaboration. We believe that these collaborations help to validate and more rapidly advance our discovery efforts, technology platforms and product candidates, and will enable us to leverage our platforms through additional high-value partnerships. As part of our business development strategy, we aim to enter into additional research collaborations in order to derive further value from our platforms and more fully exploit their potential.

▪ Intensify our Collaboration with Academia. We have entered into multiple collaborations with academic partners including the German Hodgkin Study Group, the Mayo Clinic, the Columbia University, MD Anderson Cancer Center, as well as the German Cancer Research Center (DKFZ). We finalized the establishment of a Scientific Advisory Board in 2015. We will continue to engage with key experts in our areas of interest with activities.

▪ Utilize AbCheck to Generate and Optimize Antibodies. We formed AbCheck in 2009 to leverage our antibody screening platform and partner with other biopharmaceutical companies in fee-for-service engagements. We use AbCheck’s state-of-the-art phage and yeast display screening technologies as well as a proprietary batch humanization process and bioinformatics tools to identify and optimize antibodies that are highly specific for the targets we or our customers select, and that we engineer into TandAbs, trispecific Abs or AAFs. AbCheck’s high-quality capabilities have been validated through multiple international collaborations including a clinical research partnership with globally active pharmaceutical companies, as well as a strategic research partnership with Pierre Fabre.

Our Strengths

We believe we are a leader in developing cancer immunotherapies due to several factors:

▪ Our Lead Product Candidate, AFM13, is a First-in-Class NK-Cell Mediated Cancer Immunotherapy. AFM13 is a targeted immunotherapy that is currently in development for HL as a salvage therapy. To engage and activate NK-cells, we have engineered AFM13 with a unique binding specificity for CD16A. AFM13 binds to CD16A with approximately 1,000-fold higher affinity than native antibody molecules via the constant region. While native antibodies bind to CD16A and CD16B with similar affinity, AFM13 does not bind to CD16B at all. CD16B is expressed on the surface of neutrophils, which show very limited anti-tumor activity and exist in such large amounts that little would be left for NK-cell binding and tumor cell killing were AFM13 not to be so selective for only CD16A. We believe that AFM13 is the only antibody in development that can specifically engage CD16A+ cells, in particular NK-cells, with very high affinity. In the second quarter of 2015, a phase 2a proof of concept study of AFM13 was initiated by the German Hodgkin Study Group (GHSG) in HL patients that have received all standard therapies and have relapsed after or are refractory to Adcetris. The Leukemia and Lymphoma Society, or LLS, has agreed to co-fund a portion of the development of AFM13. In addition, we are planning a clinical study of AFM13 in patients with CD30+ lymphoma. We initiated a clinical phase 1b study investigating the combination of AFM13 with Merck’s Keytruda (pembrolizumab) in patients with relapsed/refractory HL in the first half of 2016. The study is designed to establish a dosing regimen for the combination therapy and assess its safety and efficacy. We have also entered into a clinical development and commercialization collaboration with MD Anderson to evaluate AFM13 in combination with MD Anderson’s NK-cell product.

▪ Our T-cell-engaging Lead Product Candidate, AFM11. By leveraging our technology platform, we have built a growing pipeline of additional product candidates. Our second product candidate, AFM11, has demonstrated in preclinical studies highly specific and effective engagement of T-cells, inducing rapid and potent in vitro and in vivo tumor cell killing. Although the PK of TandAbs is longer as compared to Amgen’s BiTEs such as Blincyto, we are exploring different dosing regimens in our clinical studies to address specific features relating to T-cell engagement, which may require longer infusion times. We have initiated a phase 1 dose ranging study of AFM11 designed to evaluate safety and tolerability and to potentially assess anti-tumor activity after four weeks of therapy in NHL patients. The amended study protocol was approved by the applicable regulatory authorities in the third quarter of 2015. A phase 1 clinical study of AFM11 in patients with ALL commenced in the third quarter of 2016 and is enrolling. We anticipate providing a progress update on both studies in the first half of 2017.

▪ Growing Pipeline of Product Candidates Focused on Key Cancer Indications. A CD16A NK-cell TandAb, called AFM24, targeting EGFR-wild type, a validated solid tumor target has been engineered and characterized preclinically and expect to provide an update on the program in the first half of 2017. In addition, we are developing AFM26 preclinically, a CD16A NK-cell TandAb targeting another validated tumor target, B-cell maturation antigen (BCMA), in multiple myeloma.

▪ Retained Global Commercial Rights for our Four Candidates in our Product Pipeline. Our four pipeline product candidates AFM13, AFM11, AFM24 and AFM26 are unencumbered. We retain all options to derive value from our product candidates, including commercialization in all or select markets when and if they are approved. To maximize the value of our platform, we will continue to explore partnerships to support the development or commercialization of our programs in certain territories.

▪ Experienced Management Team with Strong Track Record in the Development and Commercialization of New Medicines. Members of our management team have extensive experience in the biopharmaceutical industry, and key members of our team have played an important role in the development and commercialization of approved drugs. Our Chief Executive Officer Adi Hoess was a member of the team that developed and commercialized Firazyr®, while our Chief Operating Officer Jörg Windisch played a leading role in the development of Omnitrope®, Binocrit® and Zarzio®.

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

We are initially developing AFM13 for HL in the salvage setting for patients who have relapsed after, or are refractory to, Adcetris (brentuximab vedotin), a CD30-targeted chemotherapy approved by the U.S. Food and Drug Administration, or FDA, in August 2011 as a salvage therapy for HL. Approximately half of the patients treated with Adcetris experience disease progression in less than half a year after initiation of therapy. In a recent phase 1 dose-escalation clinical study, AFM13 was well-tolerated and demonstrated tumor shrinkage or slowing of tumor growth, with disease control shown in 16 of 26 patients eligible for efficacy evaluation. AFM13 also stopped tumor growth in patients who are refractory to Adcetris. Six out of seven patients who became refractory to Adcetris as the immediate prior therapy experienced stabilization of disease under AFM13 treatment according to Cheson’s criteria, standard criteria for assessing treatment response in lymphoma. We believe that based on its novel mode of action, AFM13 may be beneficial to patients who have relapsed or are refractory to treatment with Adcetris and may provide more durable clinical benefit.

In the second quarter of 2015, a phase 2a proof of concept study of AFM13 as a monotherapy was initiated by the German Hodgkin Study Group (GHSG) in HL patients that have received all standard therapies and have relapsed after or are refractory to Adcetris. We have worked with GHSG to revise the overall study design in order to adapt to the changing treatment landscape, namely the availability of anti-PD-1 antibodies. The study will now include HL patients relapsed or refractory to treatment with both brentuximab vedotin (Adcetris) and anti-PD-1 antibodies. Different dosing protocols of AFM13 are being explored to allow for improved exposure in more heavily pretreated patient populations. The study is expected to begin recruiting under the new study design in the first half of 2017 and we anticipate providing an update on the study in the second half of 2017.

In order to prepare for further clinical development, we performed preclinical studies investigating the combination of AFM13 with check-point modulators (CPM) with collaboration partners. We believe that AFM13 and immunomodulators administered together could lead to greater tumor cell killing because these molecules may have a synergistic anti-tumor effect involving both NK-cells and T-cells. Based on the preclinical data, we entered into a collaboration with Merck and have initiated a clinical phase 1b study investigating the combination of AFM13 with Merck’s anti-PD-1 antibody Keytruda (pembrolizumab) in patients with relapsed/refractory HL in the first half of

2016. The study is ongoing and has recently completed recruitment into the third dose cohort. We intend to provide an update on the study in the second half of 2017. The LLS has committed to co-fund the development of AFM13 with the focus having been shifted towards combination therapy in June 2016 following the greater focus of combination therapies in immunooncology. In addition, we are planning a clinical study of AFM13 in patients with CD30+ lymphoma. In January 2017, we entered into a clinical development and commercialization collaboration with MD Anderson to evaluate AFM13 in combination with MD Anderson’s NK-cell product. MD Anderson will be responsible for conducting preclinical research activities aimed at investigating its NK-cells derived from umbilical cord blood in combination with AFM13, which are intended to be followed by a phase 1 study. We will fund research and development expenses for this collaboration and hold an option to exclusive worldwide rights to develop and commercialize any product developed under the collaboration.

Our second clinical stage candidate, AFM11, is a T-cell TandAb designed for the treatment of certain CD19+ B-cell malignancies, including non-Hodgkin Lymphoma, or NHL and Acute Lymphocytic Leukemia, or ALL. AFM11 binds selectively with CD19, a clinically validated target in B-cell malignancies. It also binds to CD3, a component of the T-cell receptor complex, triggering a signal cascade that leads to the destruction of tumor cells that carry CD19. Based on its molecular characteristics, in particular its molecular weight, we expect AFM11 will have a longer half-life than blinatumomab, a bispecific antibody also targeted against CD19 and CD3 developed by Amgen, and approved in the United States and Europe. AFM11 has shown 100-fold higher affinity to CD3 resulting in up to 40-fold greater cytotoxic potency at low T-cell counts compared to blinatumomab. We therefore believe it may have an efficacy advantage, especially in immunocompromised patients. Although the PK of TandAbs is longer as compared to Amgen’s BiTEs such as Blincyto, AFM11 might have a convenience advantage due to its half-life and we are exploring different dosing regimens in our clinical studies to address specific features relating to T-cell engagement, which may require longer infusion times. We have initiated a phase 1 dose ranging study of AFM11 designed to evaluate safety and tolerability and to potentially assess anti-tumor activity after four weeks of therapy in NHL patients. The amended study protocol was approved by the applicable regulatory authorities in the third quarter of 2015. We have opened new study sites to expedite recruitment into the study. A phase 1 dose-finding clinical study of AFM11 in patients with acute lymphocytic leukemia, or ALL, commenced in the third quarter of 2016 and is enrolling. We anticipate providing a progress update on both studies in the first half of 2017.

We are developing AFM24, an NK-cell-engaging bispecific antibody targeting EGFR-wild type, which represents another validated antigen expressed by a variety of solid tumors. Constitutive EGFR activation through amplification or dysregulation plays an important role in the pathophysiology of numerous solid cancers, such as colorectal cancer (CRC), non-small cell lung cancer (NSCLC) or squamous cell carcinomas of the head and neck (HNSCC). Based on the preclinical efficacy and safety data in cynomolgus monkey, we expect to provide an update on the program in the first half of 2017. As planned, following the selection of AFM24 as a solid tumor candidate, we have deprioritized development of our preclinical solid tumor programs, AFM21 and AFM22, targeting Epidermal Growth Factor Receptor variant III, or EGFRvIII.

Amphivena’s product candidate, AMV564, is a CD33/CD3-specific T-cell TandAb. Amphivena plans to advance AMV564 into the clinic for the treatment of acute myeloid leukemia (AML) and other hematologic malignancies. In preclinical studies, AMV564, which was derived from our TandAb platform, has demonstrated potent and selective cytotoxic activity in AML patient samples as well as robust tumor growth inhibition and a complete elimination of leukemic blasts in xenograft models. The IND application for AMV564 was accepted in July 2016 and we are continuing to support its future clinical development.

In addition, we have been exploring trispecific Abs for various undisclosed targets which are currently at a discovery stage to be developed for indications such as multiple myeloma (MM), as well as tetravalent, bispecific alternative antibody formats (AAFs) for NK-cell engagement offering varying PK/PD profiles relevant to certain diseases.

Immune System and Cancer Background

Immune System

The human immune system is characterized by an early, nonspecific initial response called innate immunity, and a highly specific response adapted to pathogenic or tumorigenic antigenesis called adaptive immunity. Although the human immune system is normally capable of recognizing foreign or aberrant cells, cancer cells have developed highly effective ways to escape the surveillance and defense mechanisms of the immune system. As a result, immune cells such as NK-cells (a part of innate immune system) and T-cells (a part of the adaptive immune system) cannot recognize tumor cells as foreign or aberrant and therefore cannot fight them.

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

According to the American Cancer Society, cancer is the second most common cause of death in the United States. In the United States, 1.69 million new cases of cancer were expected to be diagnosed in 2016, and more than 595,000 deaths from cancer were expected to occur. The 5-year relative survival rate for all cancers diagnosed during 2005-2011 was 69%. In 2013, there were an estimated 14 million people currently suffering from cancer in the United States. According to a National Institute of Health analysis, medical costs associated with cancer reached $125 billion in 2010 and are projected to increase another 27% by 2020, to at least $158 billion.

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

Cancer immunotherapy plays an increasing role among emerging cancer drug therapies. The intention is to harness the body’s own immune system to fight tumor cells or in some cases reestablish or remove certain blockades or signaling cascades. There are different approaches: vaccinations, checkpoint modulators that target co-stimulatory signals of the immune system, T-cell and NK-cell engagers, for example, bispecific antibodies, or cellular therapies involving transforming a patient’s own T-cells to express chimeric antigen receptors (CARs). Ipilimumab (Yervoy), sipuleucel-T (Provenge), and more recently nivolumab (Opdivo), pembrolizumab (Keytruda), and blinatumomab (Blincyto) were the first cancer immunotherapies to enter the market. Our platforms of bi- and trispecific antibodies add further promise to the field of immuno-oncology.

Our Technologies

We generate our pipeline of product candidates from four proprietary platform technologies based on our proprietary tetravalent antibody architecture characterized by four binding domains, creating bispecific NK-cell and T-cell TandAbs (binding to two different targets), trispecific Abs (binding to three different targets) and alternative antibody formats (AAFs) offering varying PK/PD profiles relevant to certain diseases. These molecules bind to specific targets on a tumor cell and to NK-cells or T-cells and thereby direct the immune cell to eliminate the tumor cell.

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

Alternative Antibody Formats (AAF)

The strategy of our alternative antibody format platform is based on tetravalent, bispecific immune cell engagement. We have explored various formats designed to prolong both serum PK and pharmacodynamics.

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

We have three proprietary platform technologies based on our proprietary tetravalent antibody architecture characterized by four binding domains:

▪ NK-cell TandAbs - These bispecific antibodies are designed to bind with high affinity to a specific target on a tumor cell and to NK-cells and thereby direct the NK-cell to eliminate the tumor cell.

▪ T-cell TandAbs - These bispecific antibodies are designed to bind with high affinity to a specific target on a tumor cell and to T-cells and thereby direct the T-cell to eliminate the tumor cell.

▪ Trispecific Abs for dual targeting of tumor cells - These antibodies are designed to bind to two different targets on the tumor cell and to either T-cells or NK-cells and thereby direct the T-cell or NK-cell to eliminate the tumor cell.

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

Alternative Antibody Formats (AAF)

Our alternative antibody format platform is based on tetravalent, bispecific immune cell engagement. We have explored various formats designed to prolong both serum PK and pharmacodynamics.

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

Patients with newly diagnosed HL, depending on disease stage, are treated primarily with chemotherapy, sometimes in combination with radiotherapy. The current initial standard regimens are highly effective, but associated with acute and chronic toxicity. A number of patients are either refractory to or relapsing from standard therapy that included chemotherapy followed by Adcetris, and we believe these represent a total of approximately 4,000-5,000 patients every year in North America, the European Union and Japan.

Adcetris is the first approved targeted therapy for HL patients that are relapsed/refractory to second line treatments. Adcetris targets CD30, the same target as AFM13, but has a different mode of action, acting as a targeted chemotherapy, rather than as a targeted immunotherapy. As an antibody drug conjugate, Adcetris delivers a toxin (monomethyl auristatin E) to the cells that carry the CD30 receptor. The toxin is internalized by the tumor cell, which is then destroyed. In a phase 2 clinical study, Adcetris treatment in relapsed/ refractory HL patients resulted in an overall response rate of 75% and a complete response rate of 34%. However, the median progression free survival after Adcetris is only 9.3 months. In addition, the treatment is associated with considerable adverse events like neutropenia (low neutrophils) and neuropathy (damage to the peripheral nervous system).

FDA and EMA have approved nivolumab in classical HL that has relapsed or progressed after autologous hematopoietic stem cell transplantation and brentuximab vedotin in 2016. Recently, the FDA has approved pembrolizumab for the treatment of adult and pediatric patients with refractory classical Hodgkin lymphoma (cHL), or who have relapsed after three or more prior lines of therapy. However, the number of patients achieving a complete remission with nivolumab or pembrolizumab remains low to moderate (nivolumab ~7%, pembrolizumab ~22%). Thus there remains an unmet need to increase the number of patients achieving CR in this setting. Other CD30+ hematological malignancies include CD30+ T-cell lymphoma, or TCL, and CD30+ diffuse large B-cell lymphoma, or DLBCL (approximately 25% of DLBCL tumors express CD30), which together contribute approximately 6,000-8,000 relapsed/refractory cancer cases per year in North America, the European Union and Japan.

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

There is a high medical need for new treatment options in NHL, especially in the relapsed/refractory setting. Standard first line treatment of patients with NHL consists of the CHOP chemotherapy regimen. The regimen is usually combined with rituximab (an anti CD20 antibody). While this regimen results in a durable response for the majority of patients with aggressive disease, in patients with indolent, or slowly progressing, disease, the chemotherapy is less effective. The effect of treatments in relapsed/refractory NHL also depends on the type of disease. For instance, response rates achieved with new targeted therapies in follicular lymphoma (FL) or mantle cell lymphoma (MCL) are at least partially promising and ibrutinib (Impruvica®) was approved in the United States for MCL in 2013 based on phase 2 data showing a response rate of 66%. However, in diffuse large B-cell lymphoma (DLBCL), the largest group within NHL, data are less promising with response rates usually not exceeding 30%. Promising results for this patient population were seen with blinatumomab, a bispecific antibody with the same disease target and immune cell target as AFM11 (CD19/CD3). Preliminary data of a phase 2 study in relapsed/refractory NHL patients (n=21) showed a response rate of 42%. In addition, the first data from a phase 1 study investigating a CD19-targeting CAR T-cell therapy in NHL showed a response rate of almost 80% (11 out of 14 patients).

Other CD19-positive Malignancies

ALL, an aggressive type of leukemia characterized by an overproduction of lymphocytes in the bone marrow and the peripheral blood, is also primarily a B-cell disease and exhibits the CD19 receptor. According to the National Cancer Institute, in 2013 an estimated number of 6,000 ALL cases were newly diagnosed in the United States, more than half in children and adolescents. Treatment of patients with ALL usually consists of a regimen that includes vincristine, prednisone, and an anthracycline, with or without asparaginase, and results in a complete response rate of up to 80% in patients aged 1-18 years; for adults, complete response rates are considerably lower (about 30% for patients above 40 years of age). Blincyto (blinatumomab) has been approved in the United States and in the EU for Philadelphia chromosome-negative relapsed or refractory B-cell precursor acute lymphoblastic leukemia (ALL). This product is a bifunctional molecule similar to AFM11 in its targeting features and has demonstrated a moderate response rate of about 42% in the labelled adult population.

There are many studies with investigational drugs ongoing in CD19+ malignancies, including CARs that are in early-stage development for several CD19+ malignancies. CARs are showing high response rates in early clinical studies, however their clinical use seems to be limited by multiple factors including potential significant side effects.

EGFR-positive Malignancies

Current treatment options for solid tumors consist of a mix of surgery, chemotherapy, radiotherapy and targeted therapies. While historically chemotherapy or radiotherapy regimens were standard, now tumor specific biomarkers guide decision-making for the optimal treatment of the individual patient. This has led to the implementation of innovative treatments as standard of care in many solid tumors, in particular monoclonal antibodies and tyrosine kinase inhibitors are frequently used.

EGFR is one of the important targets which is exploited by these targeted therapies. It is expressed in a wide range of solid tumors and is considered a validated target for their treatment. Erbitux and Vectibix are anti-EGFR monoclonal antibodies which are approved for the treatment of RAS-wildtype metastatic colorectal cancer. This represents ~ 45-50% of all colorectal cancer patients. However, the treatment of RAS mutant colorectal cancer is not effective as the down-stream signaling cascade is constitutively activated and thereby confers resistance to both Erbitux and Vectibix. In addition, Erbitux is also approved for the treatment of locally advanced and recurrent/metastatic head and neck cancer (HNSCC). The anti-EGFR mAb Necitumumab is approved for squamous cell carcinoma of the lung. Herceptin is considered standard treatment for HER2-positive breast cancer and HER2-positive gastric cancer.

Beyond these approved indications, there are signals of clinical activity of anti-EGFR mAbs from early clinical studies in a wide range of different indications.

Immunotherapies play an increasing role in solid tumors. PD-1 checkpoint inhibitors have been approved for the treatment of melanoma, lung cancer, renal cancer, bladder cancer and head and neck cancer. Many studies with cancer immunotherapies are ongoing. It is expected that immunotherapies will play an increasing role in the standard therapy of solid tumors. However, even with these advances, cure is still the exception for the majority of late stage tumors, in particular metastatic tumors, and the medical need for new and safe treatment approaches remains generally high for solid tumors.

There is a broad spectrum of development opportunities for our tetravalent bispecifc EGFR-targeting antibody.

•	RAS mutant colorectal cancer: The main mode-of-action of Erbitux and Vectibix seems to be the inhibition of the down-streaming signaling cascade, which results in a lack of activity in RAS mutant colorectal cancer. Recent data also indicate that other mutations in the down-stream signaling cascade like BRAF mutations might also confer resistance to Erbitux and Vectibix. In contrast, our EGFR-antibody confers a dual mode-of-action: it inhibits down-stream signaling and induces direct NK-cell mediated killing of EGFR-positive cells. It might therefore be able to overcome these limitations and be clinically active, regardless of RAS mutation status.

•	Combination therapy: Preclinical data combining the NK-cell engager AFM13 with anti-PD1 therapy suggest strong synergism for the combination of a NK-cell engager with a checkpoint inhibitor. This supports the combination of AFM24 with a checkpoint inhibitor in several EGFR-positive tumors, in which the checkpoint inhibitors are approved, e.g. NSCLC and HNSCC.

•	Improved benefit/risk profile versus the established EGFR-targeting mAbs: By its dual mode-of-action our antibody might be more efficacious than the available EGFR mAbs in their approved indications (mCRC RAS WT, HNSCC, squamous NSCLC) and might exhibit an improved safety profile, especially with respect to skin toxicity, which is the most common side effect of Vectibix and Erbitux. The improved safety profile could be the result of a different biodistribution of our compound compared to the available mAbs. Eventually an improved benefit/risk profile could result in a replacement of the existing therapies.

•	Development on EGFR-positive solid tumors, in which no other EGFR mAbs are approved: Clinical signals of anti-tumor activity have been observed in a broad range of indications aside from the approved ones, among those are for example triple negative breast cancer and esophageal cancer. These indications might be further pursued with the EGFR antibody.

Our Product Candidates

Our development pipeline currently comprises four distinct product candidates for which we retain full commercial rights. Initially, we will pursue indications in which the medical need is high and for which there is a significant population of patients needing treatment in the salvage setting in the hope to expedite the time to market. If and when we obtain approval for our product candidates as salvage therapies, we plan to explore whether they could also be used as first- or second-line treatments, most likely in combination with one or more treatments that comprise the existing standard of care. All of our product candidates have the potential to target several indications, which could represent significant incremental commercial opportunities in the future.

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

Clinical development of AFM13

In the second quarter of 2015, a phase 2a proof of concept study of AFM13 as a monotherapy was initiated by the German Hodgkin Study Group (GHSG) in HL patients that have received all standard therapies and have relapsed after or are refractory to Adcetris. Due to delays in opening study sites and the availability of anti-PD-1 antibodies for the treatment for the same patient population, we have experienced slower recruitment into the study than anticipated. We have worked with GHSG to revise the overall study design in order to adapt to the changing treatment landscape, namely the availability of anti-PD-1 antibodies. Different dosing protocols of AFM13 are being explored to allow for improved exposure in more heavily pretreated patient populations. The study is expected to begin recruiting under the new study design in the first half of 2017 and we anticipate providing an update on the study in the second half of 2017. AFM13 has been granted orphan drug status for the treatment of HL in the United States and the European Union.

In mid-2016 we initiated a phase 1b clinical study investigating the combination of AFM13 with Merck’s anti-PD-1 antibody Keytruda (pembrolizumab) in HL patients that have relapsed after or are refractory to chemotherapy and Adcetris. The study is designed to establish a dosing regimen for the combination therapy and assess its safety and efficacy. The study is ongoing and has recently completed recruitment into the third dose cohort. We intend to provide an update on the study in the second half of 2017. The LLS has committed to co-fund the development of AFM13 with the focus having been shifted towards combination therapy in June 2016 following the greater focus of combination therapies in immunooncology. In addition, we are planning a clinical study of AFM13 in patients with CD30+ lymphoma. This study will address translational questions around infiltration patterns of immune cells prior and post treatment with AFM13. Combination therapies play an important part of our development strategy.

In January 2017, we entered into a clinical development and commercialization collaboration with MD Anderson to evaluate AFM13 in combination with MD Anderson’s NK-cell product. MD Anderson will be responsible for conducting preclinical research activities aimed at investigating its NK-cells derived from umbilical cord blood in combination with AFM13, which are intended to be followed by a phase 1 study. We will fund research and development expenses for this collaboration and hold an option to exclusive worldwide rights to develop and commercialize any product developed under the collaboration.

AFM13-101 phase 1 dose escalation clinical study

We have conducted a phase 1 clinical study of AFM13, AFM13-101, in patients with HL. All patients in this study suffered from heavily pretreated relapsed/refractory disease and had documented progression of disease at study entry. The objectives of the study were: to determine the safety and tolerability of increasing doses of single cycles of AFM13 as a monotherapy; to determine the maximum tolerated dose and optimal biological dose of AFM13; to determine the pharmacokinetic (PK) profile of AFM13; to analyze immunological markers, NK-cell activity, NK-cell markers, serum outcome markers and cytokine release; to assess the immunogenicity, or ability to provoke an immune response, of AFM13; and to assess the activity of AFM13. The phase 1 study was conducted in Germany and the United States. We submitted a CTA for the phase 1 study to the PEI in May 2010 and an IND application to the FDA in June 2010.

The study enrolled 28 patients (16 males, 12 females) in eight dose cohorts. In the dose escalation part, 24 patients received increasing doses of AFM13 ranging from 0.01 mg/kg to 7.0 mg/kg on a weekly dosing schedule for four weeks. In addition, four patients were treated with 4.5 mg/kg twice weekly for four weeks. Of the 28 patients, 14 had refractory disease and the remainder had relapsed disease. The patients had received a median of six (range three to 11) previous lines of therapy for HL. Nine patients had previously received Adcetris.

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

AFM13-101 Best Overall Response in % Change in Tumor Volume from Baseline in 13 Patients who Received 1.5 mg/kg

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

Certain biomarkers indicated dose-dependent effects suggesting most active doses at or above 1.5 mg/kg. PK data were assessed in patients of all dosing cohorts. A dose proportional increase of systemic exposure (AUC0- (or Area Under the Curve from zero to infinity in a plot of the concentration of the drug in blood plasma against time, which represents the total drug exposure over time) and Cmax (or the maximum (or peak) concentration of the drug measured in plasma after the drug has been administered)) was observed. AFM13 was detectable in peripheral blood up to 168 hours post infusion in the highest dosing cohort. The mean half-life (t1/2) for dose cohorts 1.5 mg/kg was 9-19 hours. AFM13 treatment resulted in an increase of activated NK-cells, which are characterized by CD69 expression at their surface. There was a trend showing that higher doses result in a more pronounced increase of CD69+ NK-cells. Moreover, CD69 levels rose after AFM13 administration and fell to about baseline prior to the next dose (see figure below), indicating a pattern that reflected the PK of AFM13. All 28 patients in the study had measurable levels of soluble CD30, or sCD30, at the start of AFM13 treatment. sCD30 is shed by the tumor and measurable in peripheral blood. In 24 patients the level was decreased at the end of treatment. Patients treated in dosing cohorts 1.5 mg/kg all had a marked decrease of sCD30.

AFM13-101: Relative number of activated (CD69+) NK-cells in patients receiving 7 mg/kg AFM13
(mean, n=3)

Based on the phase 1 data we concluded, together with experts and authorities, that AFM13 has a favorable safety profile. In addition, AFM13 showed activity in terms of tumor response and pharmacodynamics (PD), even in Adcetris refractory patients. However, PK and PD indicate that the dose regimen has to be optimized and that the measured clinical effect is likely to underestimate the potency of AFM13 in HL. Consequently, in the phase 2a proof of concept study, the dose has to be 1.5 mg/kg; AFM13 has to be administered more frequently, at least for a certain time; the treatment duration has to be longer than four weeks; and a second cycle has to be mandatory in patients that showed benefit from AFM13 treatment in the first cycle, i.e. complete response, partial response or SD.

Relapsed/refractory Hodgkin Lymphoma after failure of standard treatments

Phase 2a clinical study

If proof of concept is demonstrated in the phase 2a study of AFM13 as a monotherapy in HL, we plan to initiate a phase 2b study in relapsed/refractory HL. The exact design of this study would depend on the results of the phase 2a study and the end-of-phase-2 meetings with the FDA and European authorities. Because all input has to be considered carefully, we expect to have the first patient recruited in the registration study in 2019. We anticipate that the study would run for approximately 2 years.

We believe that the phase 2b study could support an application for registration in relapsed/refractory HL after failure of brentuximab vedotin and an anti-PD1 mAb. This belief is based on the fact that AFM13 is being developed for an indication with high medical need because currently no other established treatment options are available for the targeted patient population.

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

We discussed the development strategy of AFM13 with the FDA in a Scientific Advice Meeting held on February 19, 2014. The FDA stated that although it is possible to attain accelerated approval based on the strategy we outlined, more data from our clinical development program are needed to assess whether an accelerated approval procedure is reasonable. Once we are in possession of those data after the conclusion of our phase 2a study, we intend to agree with the FDA on the precise requirements for approval in the context of an end-of-phase 2 meeting.

Subsequent development plan for AFM13

We are initially developing AFM13 for patients with relapsed/refractory HL, and we believe that AFM13 could have a broader application because it targets CD30, which is present on many cancer indications with a high unmet medical need.

In addition, we are planning a clinical study of AFM13 in patients with CD30+ lymphoma. Patients with lymphomas with cutaneous manifestation will undergo serial biopsies pre- and post-treatment. The study is designed to better understand NK-cell biology and tumor cell killing within the tumor microenvironment when tumor tissue is exposed to AFM13. Such biopsies will also be useful to assess initial “pseudoprogression,” that is the initial swelling of the tumor due to immune cell infiltration rather than tumor progression.

Based on its safety profile, AFM13 is suitable not only for monotherapy, but also as combination therapy. We are continuing to perform preclinical studies investigating the combination of AFM13 with CPIs and checkpoint agonists, or CPAs. Based on the preclinical data, we entered into a collaboration with Merck and have initiated a clinical phase 1b study investigating the combination of AFM13 with Merck’s anti-PD-1 antibody Keytruda (pembrolizumab) in patients with relapsed/refractory HL in mid-2016. The study is designed to establish a dosing regimen for the combination therapy and assess its safety and efficacy.

We also entered into a clinical development and commercialization collaboration with MD Anderson in January 2017 to evaluate AFM13 in combination with MD Anderson’s NK-cell product. MD Anderson will conduct preclinical research activities aimed at investigating its NK-cells derived from umbilical cord blood in combination with AFM13, which are intended to be followed by a phase 1 study.

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

▪ AFM11 will not activate T-cells alone by binding to CD3; it needs to bind to both targets. Thus, if there is a lack of CD19+ cells, no T-cell activation can be expected, which represents an important safety consideration.

▪ AFM11 has a molecular weight of 104 kDa. As shown for AFM13, which has a similar molecular weight, we believe AFM11 should have a half-life that allows for administration through intravenous infusion over one to four hours rather than continuous infusion (as needed for blinatumomab, which has a molecular weight of 55 kDa).

The most promising clinical data for patients with relapsed/refractory B-cell malignancies is with Blincyto (blinatumomab), a bispecific antibody with the same disease target and immune cell target as AFM11 (CD19/CD3). Blincyto has meanwhile been approved for the treatment of Philadelphia chromosome-negative relapsed or refractory B-cell precursor acute lymphoblastic leukemia (ALL). The response rates observed with this molecule in clinical studies with patients with ALL are higher than those obtained with other experimental and approved treatments used currently in the salvage setting. Moreover, in ALL studies 75% of patients achieving a complete response were MRD (minimal residual disease) negative which implies a complete ablation of the malignant clone. Negative MRD status is a predictor of long-term outcome. In the meantime, the pivotal “TOWER” trial has confirmed an extended progression-free survival and overall survival for patients treated with blinatumomab compared to standard chemotherapy.

The preclinical data that we have accumulated to date suggest that AFM11 appears to be well differentiated from blinatumomab. AFM11 has a molecular mass of 104kD, which might allow intravenous administration over four hours or as a continuous infusion of shorter duration compared to blinatumomab, which is administered continuously over four weeks and up to five cycles. In preclinical studies comparing AFM11 to a reference molecule made with the same sequence as blinatumomab, AFM11 showed a 100-fold higher affinity to the CD3 receptor, resulting in greater cytotoxic potency. Unlike the reference compound for blinatumomab, for which cytotoxic potency decreases at lower effector cell to tumor cell ratios, AFM11’s cytotoxic potency remains constant. Specifically, when tumor cells are 5x the number of T-cells (effector cell to tumor cell or E:T = 0.2), AFM11’s potency is 40-fold higher than that of blinatumomab (figure below, left). In another experiment, AFM11 led to more complete tumor cell lysis (death) at low T-cell counts when compared to a blinatumomab reference compound (figure below, right). These findings may be of clinical importance because patients that have been treated with chemotherapy suffer from lymphopenia with a significant reduction in absolute T-cell numbers. These findings could theoretically also be of significance in tumor masses, which are poorly vascularized and to which T-cells have limited access.

Cytotoxic potency (effective concentration (EC) for 50% cell lysis) of AFM11 in comparison to a reference compound with the same sequence as blinatumomab at various effector cell (T-cell) to tumor cell ratios. Left: cytotoxicity (stronger, if lower EC50); right: % cell lysis at 10 pM antibody concentration.

Clinical Development of AFM11

AFM11-101 phase 1 dose escalation clinical study

In May 2014 we initiated a phase 1 clinical study to assess the safety of AFM11 originally in patients with relapsed/ refractory CD19+ NHL and ALL. AFM11 is being administered using doses from 0.0003 up to 2.5 µg/kg per infusion. Patients with several subtypes of NHL will be included as long as they have received at least one rituximab-based chemotherapy regimen. In the third quarter of 2015 the study was amended and recruitment is ongoing investigating a modified dosing regimen in NHL. We believe that the new, less frequent dosing regimen provides a better opportunity to investigate potential benefits of AFM11 related to the molecular characteristics of TandAbs, i.e. the longer half-life compared to BITEs and the higher affinity to T-cells.

In addition, patients with NHL and ALL are now being investigated in two separate studies using different dosing regimens. A phase 1 clinical study of AFM11 in patients with ALL commenced in the third quarter of 2016 and is enrolling. We anticipate providing a progress update on both studies in the first half of 2017.

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

The duration of the studies and number of patients treated will vary depending on the number of dose escalations.

Subsequent development plan for AFM11

If our phase 1 clinical studies of AFM11 are successful, we may consider a number of options for the clinical development of AFM11. Our current clinical development plan focuses on aggressive NHL and MCL. Upon conclusion of our phase 1 clinical study, we will decide which, if any, NHL subtype we wish to develop AFM11 for.

AFM24

We are developing our first-in-class NK-cell engager AFM24 to address the critical unmet need to effectively treat epidermal growth factor receptor (EGFR)-expressing solid tumors such as lung, head & neck and colon cancers. The molecule has been shown to be differentiated from other EGFR-targeting therapies such as cetuximab through its more potent cytotoxic activity in vitro and in vivo and ability to kill tumor cells when they express mutated proto-oncogene RAS, a negative predictive biomarker for EGFR-targeting monoclonal antibodies. In contrast to cetuximab, AFM24 shows very limited competition of NK-cell-binding by circulating IgG. We expect to provide a first update on these programs in the first half of 2017.

AFM26

We are developing AFM26, which binds to B-cell maturation antigen (BCMA), a validated target in multiple myeloma (MM). MM is characterized by very high serum levels of M-protein, clonal immunoglobulins produced in excess by malignant plasma cells in patients. M-protein strongly impairs ADCC of conventional monoclonal antibodies and MM patients currently suffer from very high relapse rates, leaving the need for improved and durable therapies. AFM26-mediated NK-cell-binding has been shown to be largely unaffected by circulating IgG, indicating the potential for NK-cell activation in the presence of M-protein, thus introducing a novel mechanism of action. Comparable to other NK-cell engagers AFM26 is characterized by its high affinity to tumor cells and NK-cells, prolonged cell retention time, as well as high in vitro potency towards BCMA-expressing myeloma cell lines. We expect to provide a first update on these programs in the first half of 2017.

Antibody generation at AbCheck

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

Mass Humanization

AbCheck has developed the mass humanization technology in partnership with Distributed Bio. It is an entirely new approach for multi-parameter engineering and optimization of monoclonal therapeutics. By analyzing the mutated repertoire of rabbits and humans, AbCheck was able to pre-compute and pre-encode the complete humanization landscape in a “mass humanization” technology, in which they humanize the in vivo immune response of a rabbit in a single experiment.

Collaborations

We have entered into strategic collaborations for some of our therapeutic programs. As part of our business development strategy, we aim to increase the number of our research collaborations in order to derive further value from our platforms and additionally exploit their potential. Key terms of our current material collaborations are summarized below.

Amphivena

Overview

In 2013, we entered into a license and development agreement, which amended and restated a 2012 license agreement, with Amphivena Therapeutics, Inc., or Amphivena, based in San Francisco, CA, to develop a CD33xCD3 Tandab Antibody to be used in patients suffering from AML in exchange for an interest in Amphivena and certain milestone payments. Amphivena received funding from MPM Capital, Calibrium (formerly Aeris Capital) and us. Amphivena had entered into an agreement with Janssen that gave Janssen the option to acquire Amphivena upon predetermined terms following acceptance by the FDA of an IND filing for the product candidate, but Janssen declined to exercise this option in July 2016 and Amphivena retains full rights to the product candidate. We successfully reached our first three milestones, up to the generation and acceptance of a CD33xCD3 development candidate TandAb meeting certain target features. The third milestone was reached in the first quarter of 2015. Following the achievement of the third milestone of the Amphivena collaboration we were eligible to receive a milestone payment of €7.5 million payable in three installments. The first installment of €1.3 million was paid in the first quarter of 2015, and the second installment of €4.2 million was paid in October 2015. An additional amount of €0.5 million was received in October 2016, which comprised €1.5 million as partial payment for the third installment, net of €1.0 million of additional financing we provided to Amphivena to support the future clinical development of its product candidate, AMV564. Although the license and development agreement with Amphivena expired when the IND became effective, we continue to provide services to complete the deliverables required under the agreement, and are supporting the future clinical development of AMV564 with €1.6 million in financing, €1.0 million of which was invested in Amphivena in October 2016 and €0.6 million of which was invested in March 2017.

In exchange for the technology license to Amphivena, we received shares of stock of Amphivena, and, in connection with an equity financing involving us and other third-party investors, we made cash investments in Amphivena in exchange for additional shares of stock and entered into certain related agreements governing our rights as a shareholder of Amphivena. As of December 31, 2016, those cash investments totaled $2.0 million (€1.7 million), and we owned approximately 23% of the outstanding equity of Amphivena on a fully diluted basis.

Amphivena has separately entered into a warrant agreement with Janssen Biotech Inc. that gave Janssen the option to acquire Amphivena following IND acceptance by the FDA of such product candidate, upon predetermined terms, in exchange for payments under the warrant. Upon effectiveness of such IND application in July 2016, Janssen decided to not exercise its option. We have received payments for research and development services provided by us under the license and development agreement entered into with Amphivena prior to its expiration. Through December 31, 2016, €14.3 million (net of our share in funding Amphivena) was paid to us under the license and development agreement. We do not expect to provide any additional significant services or generate significant additional revenues under the license and development agreement.

License and development agreement

Pursuant to the July 2013 license and development agreement with Amphivena, we historically performed certain services for Amphivena related to the development of a product candidate for hematological malignancies. The license and development agreement with Amphivena expired when the IND became effective.

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

Exclusivity. We and our affiliates, including AbCheck, are subject to restrictions on researching, developing, manufacturing, using or commercializing antibodies developed under the agreement for specified periods of time. These restrictions survived the expiration of the agreement in July 2016.

Term and termination. The license and development agreement terminated upon the completion of all services to be performed by us under the license and development agreement.

The Leukemia & Lymphoma Society

Overview. In 2013, we entered into a research funding agreement with The Leukemia & Lymphoma Society, or LLS, for the clinical development of AFM13. Pursuant to the research funding agreement, LLS agreed to co-fund the clinical phase 2a development of AFM13 and to contribute up to approximately $4.4 million (€4.2 million) over two years to support the project. We have agreed to match LLS’s contributions toward the project budget. Our receipt of the $4.4 million total that LLS has agreed to contribute is conditioned on the achievement of certain milestones in connection with the development of AFM13, five of which have been met. As a result, we have already received $3.8 million in funds from LLS. We must use the funding provided by LLS exclusively with the development program, and return any excess funding to LLS. We are solely responsible for and have control over all development work and are obligated to use commercially reasonable efforts, as defined in the research funding agreement, in our conduct of the development program to achieve the specified milestones. We also have retained exclusive commercialization and distribution rights to AFM13. The research funding agreement was amended in April 2014 to amend the projected milestone event dates and modify certain aspects of the agreement regarding the phase 2a study design. The research funding agreement was further amended in June 2016 to reflect a shift in development focus of AFM13. Recent changes within the rapidly evolving cancer immunotherapy treatment landscape have resulted in a shift to development of combination therapeutic approaches. Having successfully established a collaboration with Merck in January 2016 to test AFM13 in combination with Keytruda in relapsed/refractory Hodgkin lymphoma patients, we have prioritized the development of AFM13 as a combination therapy. Consequently, we have agreed with LLS to amend the research funding agreement so that the milestones now relate primarily to the development of AFM13 as a combination therapy.

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

Our obligations. We are required to use commercially reasonable efforts until phase 3 clinical studies to exploit the licensed patent rights in order to maximize the potential payments to XOMA under the license agreement. Both the research license and the license to commercialize specific immunoglobulins, if granted, would also extend to certain of our third-party collaboration partners, subject to the satisfaction of specified requirements.

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

AFM13

We own and/or control our AFM13 (CD30 NK-cell TandAb) patent portfolio, which includes three patent families. Our first patent family is issued and relates to the engineered antibody format, which is called TandAb, and the methods of making or using such bispecific, tetravalent domain antibodies. This patent family will expire in 2019. The patents are granted in several major markets, including Australia, Canada, Europe (Austria, Belgium, Denmark, France, Germany, Great Britain, Italy, the Netherlands, Spain, Sweden and Switzerland/Liechtenstein), Japan and the United States. The second patent family on AFM13 is granted for the use of the specific target combination for the treatment of cancer using a bispecific molecule. This patent family is granted in Europe (Austria, Belgium, France, Germany, Great Britain, Ireland, Italy, the Netherlands, Spain and Switzerland/Liechtenstein) and will expire in 2020. Our third patent family relates to the mode of action of AFM13, the recruitment of immune effector cells via a specific receptor. These patents will expire in 2026. We filed a related PCT application which entered the national phases in Brazil, Canada, China, Europe, Japan and the United States. Any patents resulting from these patent applications, if issued, also will expire in 2026. Patents have been granted in Australia, India, Russia, Europe (France, Great Britain, Germany, Switzerland and Liechtenstein, Belgium, the Netherlands, Italy, Spain, Austria, Denmark and Sweden) and certain claims have been allowed in the United States. The latest patent application on AFM13 relates to its combination with CPIs, i.e. PD-1 antibodies, and was filed in 2016.

AFM11

We own and/or control our AFM11 patent portfolio. This portfolio includes one patent family granted in Australia, Canada, Europe, Japan and the United States and one patent family pending in Australia, Brazil, Canada, China, Europe, Japan, Mexico, Russia and the United States. As in the case of AFM13, our issued patents relate to the engineered antibody format, which is called TandAb, and on which the AFM11 compound is based upon. These patents will expire in 2019. The patent application family in our AFM11 patent portfolio claims a new TandAb structure which was specifically used in AFM11 to increase its potency. This patent family was granted in Australia, China, and certain countries in Europe, and is pending in other countries. The issued patents in this family will expire in 2030.

AFM24

We own and/or control the patents which cover our EGFRwt/CD16A compound. These include one granted patent family which is, comparable to AFM11 and AFM13, the patents on the TandAb format issued in Australia, Austria, Belgium, Canada, Denmark, France, Germany, Great Britain, Italy, Japan, the Netherlands, Spain, Sweden, Switzerland/Liechtenstein and the United States. As for AFM13, another patent family relates to the recruiting of immune effector cells via a specific receptor, and will expire in 2026. Patents have been granted in Australia, India, Russia, Europe (France, Great Britain, Germany, Switzerland and Liechtenstein, Belgium, the Netherlands, Italy, Spain, Austria, Denmark and Sweden) and certain claims have been allowed in the United States.

AFM26

We own and/or control the patents which cover our BCMA/CD16A compound. These include one granted patent family which is, comparable to AFM11, AFM13 and AFM24, the patents on the TandAb format issued in Australia, Austria, Belgium, Canada, Denmark, France, Germany, Great Britain, Italy, Japan, the Netherlands, Spain, Sweden, Switzerland/Liechtenstein and the United States. In addition, we recently filed another patent application which will cover specific aspects of certain TandAb molecules. If granted, this application will cover BCMA/CD16A TandAbs claims until 2037.

TandAb platform

We own and/or control our TandAb platform patent portfolio. This includes a patent family that covers multivalent antibody constructs comprised of four variable domains which are fused by linkers in different length. The claims with regard to use of such TandAb antibodies cover general diagnostic and therapeutic use, in particular for viral, bacterial or tumoral diseases. These patents will expire in 2019 and are granted in Australia, Canada, certain countries in Europe, Japan and the United States. Another pending patent application covers TandAbs that have a different TandAb structure which shows increased potency. The application is currently pending in Australia, Brazil, Canada, China, Europe, Japan, Mexico, Russia and the United States and if issued the patent will expire in 2030. Closely related to the TandAb platform is the Flexibody format, which is covered by a patent family fully owned by us, granted in Europe and Japan. A U.S. application in this family is still pending. These patents and applications (if issued) will expire in 2021.

Trispecific Antibodies

Another platform development effort resulted in the successful generation of a trispecific antibody format, for which we submitted patent applications in Australia, Brazil, Canada, China, Europe, India, Japan, Mexico, Russia, South Africa, South Korea and the U.S. in 2015. Another International PCT-application was filed in 2016 for further trispecific antibody formats. These patent applications were submitted to cover several, dimeric and trispecific antibody formats which are based on variable domains characterized by a common specific dimerization pattern.

Alternative Antibody Formats (AAFs)

We are exploring various tetravalent, bispecific immune cell engagement formats designed to prolong both serum PK and pharmacodynamics.

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

Manufacturing

We express our TandAb product candidates in mammalian cells (CHO cells) and develop our production processes on a laboratory scale. The research grade material made in our laboratories is suitable for conducting compound profiling activities. In the course of preclinical development we transfer the process to external manufacturers (Contract Manufacturing Organizations, or CMOs) which we select according to experience, track record and cost. Before and during the cooperation with a CMO we conduct audits to assess compliance with the mutually agreed process descriptions and current Good Manufacturing Practice, or cGMP regulations. Our manufacturers themselves are controlled by their in-house quality assurance functions and inspected by regulatory agencies, including European national agencies and the FDA.

The technology transfer generally includes the development of a production cell line, the establishment of master and working cell banks, the development and qualification of upstream and downstream processes, the development of the drug product process and the development of suitable analytical methods for test and release, as well as stability testing. During the development of our drug candidates, our CMOs scale the manufacturing process to suitable size. Such upscaling typically takes several steps and may involve modification of the process, in which case comparability of the resulting material to earlier preclinical and clinical material must be demonstrated to the relevant authorities before proceeding with further clinical studies. From our CMOs we receive process development-derived material for preclinical testing and material meeting cGMP standards for clinical supplies.

We rely on and will continue to rely on CMOs for both drug substance and drug product. We seek to establish a good relationship in order to expeditiously solve problems should they arise. Our contract manufacturers have extensive capacities and a certain flexibility to adjust to demand. Likewise, our manufacturers purchase and stock materials required for production usually from multiple sources and should therefore be less vulnerable to potential shortages. Generally, we need to commit to certain manufacturing slots and capacities in advance, which typically involves the payment of reservation fees.

We have successfully scaled up the AFM13 process and manufacturing material to meet the clinical drug demands for our clinical studies. We are currently working with several external companies to establish a manufacturing process with a productivity adequate for the commercial phase. For AFM11 we may need a larger scale process as well, depending on the dose and regimen that will be determined in our phase 1 study.

Commercialization

We have not yet established a sales, marketing or product distribution infrastructure because our lead product candidate is still at an early stage in clinical development.

Prior to receiving marketing approvals, we plan to build a focused sales and marketing organization to sell our products if and when marketing approval is granted. We believe that such an organization will be able to address the community of oncologists who are the key specialists in treating the patient populations for which our product candidates are being developed.

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

There are a large number of companies developing or marketing treatments for cancer disorders, including many major pharmaceutical and biotechnology companies. These treatments consist both of small molecule drug products, as well as biologic therapeutics that work, among others, either by using next-generation antibody technology platforms or by new immunological approaches to address specific cancer targets. These treatments are often combined with one another in an attempt to maximize the response rate. In addition, several companies are developing therapeutics that work by targeting multiple specificities using a single recombinant molecule, as we are.

Adcetris, an antibody-drug conjugate targeting CD30, was approved by the FDA in relapsed/refractory HL in 2011. In addition, Adcetris was approved by the FDA in 2015 for the treatment of patients with HL at high risk of relapse or progression following autologous hematopoietic stem cell transplantation as consolidation treatment. In the European Union, Adcetris is approved for the same indications. Adcetris is currently being investigated in different settings and in various combinations in HL. Recent data indicate high complete response rates when combined with ipilimumab or bendamustine in relapsed/refractory HL. As we develop AFM13 for earlier-line therapies, for example in combination with other therapies, we would compete with Adcetris, which is in development for such indications.

Phase 1 clinical data with the anti-PD-1 checkpoint inhibitors nivolumab and pembrolizumab in HL were published in the New England Journal of Medicine and at ASH, respectively, in 2016. These data indicate the potential of anti-PD-1 antibodies to cause high response rates in the salvage setting of HL. FDA and EMA have approved nivolumab in classical HL that has relapsed or progressed after autologous hematopoietic stem cell transplantation and brentuximab vedotin in 2016. Phase 2 and 3 studies are reported to be ongoing with both nivolumab and pembrolizumab (registrational intent). Since we are preparing a clinical study of AFM13 in combination with pembrolizumab in relapsed/refractory HL, we do not necessarily anticipate competing with anti-PD-1 antibodies. In addition, several agents have reached proof of concept clinical studies in HL, including, Afinitor (Novartis AG), ferritarg (MABLife), lirilumab (Innate Pharma), panobinostat (Novartis) and lenalidomide (Celgene). As of this date, definitive proof of the efficacy and safety of any of the new investigational agents in relapsed/refractory HL has yet to be obtained, leaving a substantial unmet need in this area for AFM13 to fill.

With respect to competitors for AFM11, rituximab has been approved to treat certain types of NHL in both the United States and Europe and is generally combined with a chemotherapy regimen (typically CHOP or bendamustine). Imbruvica, a small molecule drug targeting malignant B-cells, was approved by the FDA in 2013 to treat the mantle cell variant of NHL (MCL). Another small molecule drug, Gilead Sciences’ Zydelig, was approved by the FDA for the treatment of follicular lymphoma (FL), which is also a variant of NHL. Amgen develops cancer product candidates which work by targeting receptors both on immune cells and cancer cells, like AFM11. Amgen’s Blincyto (blinatumomab), a product based on BiTE (bispecific T-cell engager) technology, was approved by FDA and EMA to treat patients with relapsed/refractory Philadelphia chromosome-negative precursor B-cell acute lymphoblastic leukemia (B-cell ALL). In addition, Amgen launched a pivotal study of blinatumomab in aggressive NHL at the end of 2016. MacroGenics’ MGD011, a CD19/CD3 DART entered phase 1 in B-NHL and ALL and is being developed in partnership with Janssen Biotech. Morphosys is developing an Fc-enhanced anti-CD19 monoclonal antibody (phase 2). Regeneron and Genetech are developing bispecific CD20/CD3 antibodies, REGN1979 and RG7828, respectively, for the treatment of NHL, each of which is currently in phase 1. In October 2015, the FDA granted breakthrough designation to Pfizer`s CD22-targeting antibody-drug conjugate inotuzumab ozogamizin for the treatment of relapsed/refractory B-ALL. A second CD19-targeting antibody-drug conjugate is being developed by Seattle Genetics and has entered phase 2 in NHL. Juno Therapeutics, Novartis, Bellicum, Cellectis, Kite Pharma and others are developing a therapy using T-cells reengineered with chimeric antigen receptors (CARs) against CD19-positive B-cells. This therapeutic approach, which utilizes a patient’s own T-cells or allogeneic T-cells after genetic modification, is currently being investigated in clinical studies. CAR-T treatments result in high response rates specifically in ALL. However, recent deaths related to the use of Juno`s CAR-T have reinforced concerns around the safe use of these treatments.

We expect that our antibody platforms will serve as the basis for future product candidates and collaborations with pharmaceutical companies. Other companies also have developed platform technologies that compete with us. For example, Macrogenics is developing its DART platform, which enables the targeting of multiple receptors or cells by using a single molecule with an antibody-like structure. Ablynx is also developing such a platform aimed at multi-receptor targeting, which to date has not reached clinical testing.

Many of our competitors have significantly greater financial, manufacturing, marketing, drug development, technical and human resources than we do. Mergers and acquisitions in the pharmaceutical, biotechnology and diagnostic industries may result in even more resources being concentrated among a smaller number of our competitors. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These competitors also compete with us in recruiting and retaining top qualified scientific and management personnel and establishing clinical study sites and patient registration for clinical studies, as well as in acquiring technologies complementary to, or necessary for, our programs.

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

If our lead product candidates are approved for the indications for which we are currently undertaking clinical studies, they will compete with the therapies and currently marketed drugs discussed elsewhere in this document.

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

The process required by the FDA before a new biologic may be marketed in the United States is long, expensive, and inherently uncertain. Biologics development in the United States typically involves preclinical laboratory and animal tests, the submission to the FDA of an IND (which must become effective before clinical testing may commence) and adequate and well-controlled clinical studies to establish the safety and effectiveness of the biologic for each indication for which FDA approval is sought. Developing the data to satisfy FDA pre-market approval requirements typically takes many years and the actual time required may vary substantially based upon the type, complexity, and novelty of the product or disease.

Preclinical tests include laboratory evaluation of product chemistry, formulation, and toxicity, as well as animal studies to assess the characteristics and potential safety and efficacy of the product. The conduct of the preclinical tests must comply with federal regulations and requirements, including good laboratory practices. The results of preclinical testing are submitted to the FDA as part of an IND along with other information, including information about product chemistry, manufacturing and controls, and a proposed clinical study protocol. Long term preclinical tests, such as animal tests of reproductive toxicity and carcinogenicity, may continue after the IND is submitted.

An IND must become effective before United States clinical studies may begin. A 30-day waiting period after the submission of each IND is required prior to the commencement of clinical testing in humans. If the FDA has neither commented on nor questioned the IND within this 30-day period, the clinical study proposed in the IND may begin.

Clinical studies involve the administration of the investigational new drug or biologic to healthy volunteers or patients with the condition under investigation, all under the supervision of a qualified investigator. Clinical studies must be conducted: (i) in compliance with federal regulations; (ii) in compliance with good clinical practice, or GCP, an international standard meant to protect the rights and health of patients and to define the roles of clinical study sponsors, administrators, and monitors; as well as (iii) under protocols detailing the objectives of the study, the parameters to be used in monitoring safety, and the effectiveness criteria to be evaluated. Each protocol involving testing on U.S. patients and subsequent protocol amendments must be submitted to the FDA as part of the IND.

The FDA may order the temporary, or permanent, discontinuation of a clinical study at any time, or impose other sanctions, if it believes that the clinical study either is not being conducted in accordance with FDA requirements or presents an unacceptable risk to the clinical study patients. The study protocol and informed consent information for patients in clinical studies must also be submitted to an institutional review board (IRB) for approval. An IRB may also require the clinical study at the site to be halted, either temporarily or permanently, for failure to comply with the IRB’s requirements, or may impose other conditions. The study sponsor may also suspend a clinical study at any time on various grounds, including a determination that the subjects or patients are being exposed to an unacceptable health risk.

Clinical studies to support BLAs for marketing approval are typically conducted in three sequential phases, but the phases may overlap or be combined. In phase 1, the biologic is initially introduced into healthy human subjects or patients and is tested to assess PK, pharmacological actions, side effects associated with increasing doses, and, if possible, early evidence on effectiveness. In the case of some products for severe or life-threatening diseases, such as cancer treatments, initial human testing may be conducted in the intended patient population. Phase 2 usually involves studies in a limited patient population to determine the effectiveness of the biologic for a particular indication, dosage tolerance, and optimum dosage, and to identify common adverse effects and safety risks. If a compound demonstrates evidence of effectiveness and an acceptable safety profile in phase 2 evaluations, phase 3 studies are undertaken to obtain additional information about clinical efficacy and safety in a larger number of patients, typically at geographically dispersed clinical study sites. These phase 3 clinical studies are intended to establish data sufficient to demonstrate substantial evidence of the efficacy and safety of the product to permit the FDA to evaluate the overall benefit-risk relationship of the biologic and to provide adequate information for the labeling of the biologic. Studies conducted outside of the US under similar, GCP-compliant conditions in accordance with local applicable laws may also be acceptable to the FDA in support of product licensing.

Sponsors of clinical studies for investigational drugs must publicly disclose certain clinical study information, including detailed study design and study results in FDA public databases. These requirements are subject to specific timelines and apply to most controlled clinical studies of FDA-regulated products.

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

▪ submission to the relevant national authorities of a clinical study application or CTA for each study in humans, which must be approved before the study may begin;

▪ performance of adequate and well-controlled clinical studies to establish the safety and efficacy of the product for each proposed indication;

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

▪ potential audits of the non-clinical and clinical study sites that generated the data in support of the MAA; and

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

Clinical study approval

Pursuant to the Clinical Trials Directive 2001/20/EC, as amended, a system for the approval of clinical studies in the European Union has been implemented through national legislation of the member states. Under this system, approval must be obtained from the competent national authority of each EU member state in which a study is planned to be conducted. To this end, a CTA is submitted, which must be supported by an investigational medicinal product dossier, or IMPD, and further supporting information prescribed by the Clinical Trials Directive and other applicable guidance documents. Furthermore, a clinical study may only be started after a competent ethics committee has issued a favorable opinion on the clinical study application in that country.

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

Pediatric studies

Regulation (EC) 1901/2006, which came into force on January 26, 2007, aims to facilitate the development and accessibility of medical products for use in children without subjecting children to unnecessary studies, or delaying the authorization of medicinal products for use in adults. The regulation established the Paediatric Committee, or PDCO, which is responsible for coordinating the EMA’s activities regarding medicines for children. The PDCO’s main role is to determine all the studies that marketing authorization applicants need to do in the pediatric population as part of the so-called Paediatric Investigation Plans, or PIPs. All applications for marketing authorization for new medicines that were not authorized in the European Union before January 26, 2007 have to include either the results of studies carried out in children of different ages (as agreed with the PDCO), or proof that a waiver or a deferral of these studies has been obtained from the PDCO. As indicated, the PDCO determines what pediatric studies are necessary and describes them in a PIP. This requirement for pediatric studies also applies when a company wants to add a new indication, pharmaceutical form or route of administration for a medicine that is already authorized. The PDCO can grant deferrals for some medicines, allowing a company to delay development of the medicine in children until there is enough information to demonstrate its effectiveness and safety in adults and can also grant waivers when development of a medicine in children is not needed or is not appropriate, such as for diseases that only affect the elderly population.

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

▪ scientific advice and protocol assistance at the EMA are free of charge for questions relating to the development of medicines for children; and

▪ medicines developed specifically for children that are already authorized but are not protected by a patent or supplementary protection certificate may be eligible for a paediatric use marketing authorization, or PUMA. If a PUMA is granted, the product will benefit from 10 years of market protection as an incentive for the development of the product for use in children.

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

Under the centralized authorization procedure, the CHMP serves as the scientific committee that renders opinions about the safety, efficacy and quality of human products on behalf of the EMA. The CHMP is composed of experts nominated by each member state’s national drug authority, with one of them appointed to act as Rapporteur for the co-ordination of the evaluation with the possible assistance of a further member of the Committee acting as a Co-Rapporteur. After approval, the Rapporteur(s) continue to monitor the product throughout its life cycle. The CHMP is required to issue an opinion within 210 days of receipt of a valid application, though the clock is stopped if it is necessary to ask the applicant for clarification or further supporting data. The process is complex and involves extensive consultation with the regulatory authorities of member states and a number of experts. Once the procedure is completed, a European Public Assessment Report, or EPAR, is produced. If the CHMP concludes that the quality, safety and efficacy of the medicinal product are sufficiently proven, it adopts a positive opinion. The CHMP’s opinion is sent to the European Commission, which uses the opinion as the basis for its decision whether or not to grant a marketing authorization. If the opinion is negative, information is given as to the grounds on which this conclusion was reached.

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

International Regulation

In addition to regulations in the United States and Europe, a variety of foreign regulations govern clinical studies, commercial sales, and distribution of product candidates. The approval process varies from country to country and the time to approval may be longer or shorter than that required for FDA or European Commission approval.

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

C.       Organizational structure

The registrant corporation Affimed N.V. has three direct or indirect wholly owned subsidiaries – Affimed GmbH, AbCheck s.r.o. and Affimed, Inc. that are each listed in Exhibit 8.1 filed hereto. We primarily operate our business out of our operating subsidiary, Affimed GmbH. AbCheck s.r.o. and Affimed, Inc. are direct subsidiaries of the operating subsidiary Affimed GmbH.

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

To date, we have financed our operations primarily through our public offerings of our common shares, private placements of equity securities, the incurrence of loans including convertible loans and through government grants and milestone payments for collaborative research and development services. Through December 31, 2016, we have raised an aggregate of €176.2 million through the issuance of equity and incurrence of loans. To date, we have not generated any revenues from product sales or royalties. Based on our current plans, we do not expect to generate product or royalty revenues unless and until we or any collaboration partner obtain marketing approval for, and commercialize, any of our product candidates.

We have generated losses since we began our drug development operations in 2000. For the year ended December 31, 2016, we incurred a net loss of €32.2 million. As of December 31, 2016, we had an accumulated deficit of €152.4 million.

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

Amphivena

Pursuant to a July 2013 license and development agreement, which amended and restated a 2012 license agreement between us and Amphivena Therapeutics, Inc., or Amphivena, based in San Francisco, California, we licensed certain technology to Amphivena that enables Amphivena to develop a product candidate for hematologic malignancies. In exchange for the technology license to Amphivena, we received shares of stock of Amphivena, and, in connection with an equity financing involving us and other third-party investors, we made cash investments in Amphivena in exchange for additional shares of stock and entered into certain related agreements governing our rights as a shareholder of Amphivena.

Amphivena separately entered into a warrant agreement with Janssen Biotech Inc. that gave Janssen the option to acquire Amphivena following IND acceptance by the FDA of such product candidate. Amphivena retains full rights to the product candidate following the decision by Janssen not to exercise its option to acquire Amphivena upon effectiveness of the product candidate’s IND application in July 2016.

Pursuant to the July 2013 license and development agreement with Amphivena, we historically performed certain services for Amphivena related to the development of a product candidate for hematological malignancies, and granted Amphivena certain product and technology licenses, each of which included the right to grant sublicenses to its affiliates or third parties through multiple tiers, subject to certain notice requirements. In consideration for the research and development work that was performed prior to IND acceptance, Amphivena paid us service fees totaling approximately €14.3 million (net of our share in funding Amphivena) upon the achievement of milestones and phase progressions as described under the license and development agreement. We do not expect to provide any additional significant services or generate significant additional revenues under the license and development agreement.

We recognized revenues of €4.4 million, €1.8 million, €4.8 million and €3.4 million in 2013, 2014, 2015 and 2016 respectively (net of our total investments of €1.7 million), €0.0 million was deferred as of December 31, 2016 (December 31, 2015: €2.8 million deferred).

We are paid in euros under the license and development agreement.

Although the license and development agreement with Amphivena expired when the IND became effective, we continue to provide services to complete the remaining deliverables (i.e. material transfer) required under the agreement, and are financially supporting the future clinical development of AMV564 with €1.6 million in financing, €1.0 million of which was invested in Amphivena in October 2016 and €0.6 million of which was invested in March 2017. As of March 15, 2017, the cash investments in relation to the July 2013 license and development agreement and cash investments made in October 2016 and March 2017 totaled $2.6 million (€2.3 million), and we owned approximately 23% of the outstanding equity of Amphivena on a fully diluted basis.

The Leukemia & Lymphoma Society

In August 2013, we entered into a research funding agreement with The Leukemia & Lymphoma Society, or LLS, for the clinical development of AFM13. Pursuant to the research funding agreement, LLS agreed to co-fund the clinical phase 2a development of AFM13 and to contribute up to approximately $4.4 million (€4.2 million) over two years to support the project. We have agreed to match LLS’s contributions toward the project budget. Our receipt of the $4.4 million total that LLS has agreed to contribute is conditioned on the achievement of certain milestones in connection with the development of AFM13.

The research funding agreement was amended in June 2016 to reflect a shift in development focus of AFM13 due to recent changes within the rapidly evolving cancer immunotherapy treatment landscape resulting in a shift to development of combination therapeutic approaches. Having successfully established a collaboration with Merck in January 2016 to test AFM13 in combination with Keytruda in relapsed/refractory Hodgkin lymphoma patients, we have prioritized the development of AFM13 as a combination therapy. Consequently, we have agreed with LLS to amend the research funding agreement so that the milestones now relate primarily to the development of AFM13 as a combination therapy.

As of December 31, 2016 we have met five milestones and we recognized revenues of €1.1 million, €1.6 million and €0.4 million in 2014, 2015 and 2016, respectively. We must use the funding provided by LLS exclusively with the development program, and return any excess funding to LLS.

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

Merck

In January 2016, we entered into a collaboration with Merck Sharp & Dohme B.V., or Merck, based in Haarlem, The Netherlands, to evaluate AFM13 in combination with Merck’s anti PD-1 therapy, Keytruda (pembrolizumab). Under the terms of the agreement, Affimed will fund and conduct a phase 1b clinical trial to investigate the combination of Keytruda with Affimed’s proprietary drug candidate AFM13 for the treatment of patients with relapsed/refractory HL. Merck will supply Affimed with Keytruda for the clinical trial. Each party is responsible for its own internal costs and expenses to support the clinical trial (including the costs for the respective trial compound), while we are bearing all other costs associated with the trial.

The purpose of the study is to establish a dosing regimen for this combination therapy and assess its safety and efficacy.

MD Anderson

In January 2017, we entered into a clinical development and commercialization collaboration with The University of Texas MD Anderson Cancer Center, or MD Anderson, to evaluate AFM13 in combination with MD Anderson’s NK-cell product. MD Anderson will be responsible for conducting preclinical research activities aimed at investigating its NK-cells derived from umbilical cord blood in combination with AFM13, which are intended to be followed by a phase 1 trial. We will fund research and development expenses for this collaboration and hold an option to exclusive worldwide rights to develop and commercialize any product developed under the collaboration.

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

XOMA

In September 2006, we entered into a license agreement with Xoma Ireland Limited, or XOMA. Pursuant to the agreement, XOMA granted us a worldwide, fully paid-up, royalty-free, non-exclusive and non-transferable license to conduct research on immunoglobulins under certain patent rights and know-how owned or otherwise controlled by XOMA. We refer to this research-only license grant as the “research license.” XOMA also granted us options, exercisable on an immunoglobulin-by-immunoglobulin basis, to obtain certain additional manufacturing or commercialization rights, including an option to obtain a worldwide, non-exclusive, non-transferable license under the licensed XOMA patent rights and know-how to make or have made (in a prokaryote and without use of a dicistronic construct), use, sell, offer to sell, import and otherwise commercialize immunoglobulins discovered, isolated or optimized under the research license for the diagnosis, treatment, prevention or prophylaxis of any human condition or disease. Unless XOMA grants us such a license, we are prohibited from commercializing, licensing or developing any immunoglobulin discovered, isolated or optimized under the research license. XOMA is not required to grant us a license upon our exercise of the option, unless the other provisions of the license agreement are complied with. For each immunoglobulin for which we obtain such a commercialization license pursuant to our exercise of the option, we are obligated to make milestone payments upon the occurrence of certain clinical and regulatory events. For each immunoglobulin, if all milestone events under the commercialization license are achieved, the aggregate milestone payments could total $350,000 (€332,150). In addition, we are obligated to pay XOMA a low single digit percentage royalty on net sales on a country-by-country and immunoglobulin-by-immunoglobulin basis, until the later of the expiration of the last-to-expire valid patent claim in the relevant country or the tenth anniversary of the first commercial sale of the corresponding product.

Financial Operations Overview

Revenue

To date, our revenues have consisted principally of collaboration and service revenue.

Collaboration revenue. Collaboration revenue of €2.9 million for the year ended December 31, 2014 was from the achievement of the second milestone under the license and development agreement with Amphivena (€1.8 million) and from the LLS collaboration (€1.1 million). Collaboration revenue of €6.3 million for the year ended December 31, 2015 was from the achievement of the third milestone under the license and development agreement with Amphivena (€2.4 million), from research and development services under the license and development agreement with Amphivena (€2.3 million) and from the LLS collaboration (€1.6 million). Collaboration revenue of €3.8 million for the year ended December 31, 2016 was from research and development services under the license and development agreement with Amphivena (€3.4 million) and from the LLS collaboration (€0.4 million).

Service revenue. Service revenue is primarily revenue from service contracts entered into by AbCheck, our wholly owned, independently operated antibody screening platform. We recognized €0.5 million, €1.3 million and €2.4 million of service revenue in 2014, 2015 and 2016, respectively. Service revenue of AbCheck is dependent from third party contracts as well as from the utilization of the Unit by Affimed. The increase or decrease of the use of AbCheck’s service capabilities by Affimed has an impact on AbCheck’s ability to generate third party revenues.

In the future, the timing of our revenue may vary significantly from the receipt of the related cash flows, as the revenue from some upfront or initiation payments is deferred and recognized as revenue over the estimated service period, while other revenue is earned when received, such as milestone payments or service fees.

Our revenue has varied substantially, especially due to the impact of collaboration revenue received from Amphivena. The amount of future revenue is dependent on our ability to conclude new collaboration arrangements and the terms we are able to negotiate with our partners.

Other Income

Other Income in 2014, 2015 and 2016 primarily relates to earned income through several grants and/or contracts with the German government, the European Union and other educational institutions on behalf of the German government, primarily with respect to research and development activities related to the use of the TandAb technology in various indication areas.

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

We expect that our total research and development expenses in 2017 will be in the range of €26 to €30 million. Our research and development expenses primarily relate to the following key programs:

▪	AFM13. We initiated a phase 1b study investigating the combination of AFM13 with Merck’s anti-PD-1 antibody Keytruda (pembrolizumab) in patients with r/r HL in 2016. Different dosing protocols are being explored in the investigator-initiated monotherapeutic phase 2a clinical trial of AFM13 in relapsed/refractory Hodgkin Lymphoma, or r/r HL, to allow for improved exposure in more heavily pretreated patient populations. The study is expected to begin recruiting under the new study design in the first half of 2017. In addition, we are planning a clinical study of AFM13 in patients with CD30+ lymphoma. We anticipate that our research and development expenses in 2017 for AFM13 will be lower than in 2016 due to the reduced need to produce AFM13 clinical trial material and related lower costs.

▪	AFM11. The phase 1 clinical trial of AFM11 in patients with non-Hodgkin Lymphoma, or NHL, is ongoing and recruiting with a modified dose regimen. A phase 1 clinical study of AFM11 in patients with ALL commenced in the third quarter of 2016 and is enrolling. Therefore, we anticipate that our research and development expense for the AFM11 program will increase in 2017.

▪	Other development programs. Our other research and development expenses relate to our preclinical studies of our solid tumor candidate, AFM24, our multiple myeloma program AFM26, our Amphivena collaboration (through the third quarter of 2016) and early stage development / discovery activities. We have allocated a material amount of our resources to such discovery activities. The expenses mainly consist of salaries and manufacturing costs for pre-clinical and clinical study material and are expected to increase in 2017.

▪	Infrastructure costs. We incur a significant amount of costs associated with our research and development that are non-project specific, including intellectual property-related expenses, depreciation expenses and facility costs. Because these are less dependent on individual ongoing programs, they are not allocated to specific projects. We assume that facility costs for further laboratory space and IP related expenses may increase over time.

Since January 1, 2012, we have cumulatively spent €84.9 million on research and development. In the years ended December 31, 2014, 2015 and 2016, we spent €9.6 million, €22.0 million and €30.2 million on research and development; €4.2 million, €10.0 million and €11.8 million thereof on AFM13; and €1.2 million, €0.8 million and €2.5 million thereof on AFM11. Our research and development expenses may vary substantially from period to period based on the timing of our research and development activities, including due to timing of initiation of clinical trials and enrollment of patients in clinical trials. Research and development expenses are expected to increase as we advance and broaden the clinical development of AFM13 and AFM11 and further advance the research and development of our preclinical product candidates. The successful development of our product candidates is highly uncertain. At this time we cannot reasonably estimate the nature, timing and estimated costs of the efforts that will be necessary to complete the development of, or the period, if any, in which material net cash inflows may commence from, any of our product candidates. This is due to numerous risks and uncertainties associated with developing drugs, including the uncertainty of:

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

We expect that our general and administrative expenses in 2017 will be on approximately the same level compared to the expenses in 2016, and will increase in the future as our business expands. These public company-related increases will likely include costs of additional personnel, additional legal fees, accounting and audit fees, managing directors’ and supervisory directors’ liability insurance premiums and costs related to investor relations. In addition, we may grant share-based compensation awards to key management personnel and other employees.

Results of Operations

The numbers below have been derived from our audited consolidated financial statements for the years ended December 31, 2014, 2015 and 2016. The discussion below should be read along with these financial statements, and it is qualified in its entirety by reference to them.

Comparison of the years ended December 31, 2015 and 2016

	Year ended December 31,
	2015	2016
	(in € thousand)
Total Revenue:	7,562	6,314
Other income—net	651	145
Research and development expenses	(22,008)	(30,180)
General and administrative expenses	(7,548)	(8,323)
Operating income/(loss)	(21,343)	(32,044)
Finance income/(costs)—net	1,104	(230)
Income/(Loss) before tax	(20,239)	(32,274)
Income taxes	0	58
Income/(loss) for the period	(20,239)	(32,216)
Total comprehensive income/(loss)	(20,239)	(32,216)
Earnings/(loss) per common share in € per share	(0.71)	(0.97)

Revenue

Revenue decreased 17% from €7.6 million in the year ended December 31, 2015 to €6.3 million for the year ended December 31, 2016. In 2016 and 2015, €3.4 million and €4.8 million of revenue related to the Amphivena collaboration, net of funding Amphivena with €1.0 million (2015: funding of €0.3 million). Additional revenue of €2.4 million related to AbCheck services (2015: €1.1 million), and €0.4 million (2015: €1.6 million) to the LLS collaboration.

Research and development expenses

	Year ended December 31,
R&D Expenses by Project	2015	2016	Change %
	(in € thousand)
Project
AFM13	10,004	11,847	18%
AFM11	800	2,471	209%
Other projects and infrastructure costs	10,593	14,684	39%
Share-based payment expense	611	1,178	93%
Total	22,008	30,180	37%

Research and development expenses increased 37% from €22.0 million in the year ended December 31, 2015 to €30.2 million in the year ended December 31, 2016, mainly due to higher expenses for AFM13, AFM11 and other projects and infrastructure. For the year 2017, we anticipate research and development expenses to be on approximately the same level due to ongoing clinical trials with AFM13 (phase 1b combination trial of AFM13 with Merck’s anti-PD-1 antibody Keytruda in patients with relapsed/refractory HL and phase 2a clinical trial of AFM13 in relapsed/refractory HL), the expected start of a clinical trial of AFM13 in patients with CD30+ lymphoma, an additional clinical trial with AFM11 (phase 1 dose ranging study with AFM11 in ALL patients), production of clinical trial material and preclinical research activities. The variances in project related expenses between the year ended December 31, 2015 and the corresponding period in 2016 are mainly due to the following projects:

▪	AFM13. In the year ended December 31, 2016, we incurred higher expenses than in the year ended December 31, 2015 primarily due to the ongoing phase 2a study and our ongoing manufacturing activities for clinical trial material including material for our additional clinical trials with AFM13, as well as the conduct and preparation of the phase 1b combination trial of AFM13 with Merck’s anti PD-1 antibody Keytruda in patients with r/r HL.

▪	AFM11. In the year ended December 31, 2016, research and development expenses were significantly higher than in the year ended December 31, 2015, primarily due to expenses inter alia of the opening of new sites in Central and Eastern Europe for our ongoing phase 1 study in NHL and additional expenses associated with the preparation and initiation of a phase 1 dose-finding study in ALL.

▪	Other projects and infrastructure costs. In the year ended December 31, 2016, expenses were significantly higher than in the year ended December 31, 2015 primarily due to higher expenses incurred in relation to our discovery/early stage development activities including manufacturing costs for pre-clinical and clinical study material and preclinical activities for AFM24 and AFM26. We also incurred higher costs associated with our research and development that are non-project specific, including intellectual property-related expenses, depreciation expenses and facility costs. Because these costs are less dependent on individual ongoing programs, they are not allocated to specific projects.

General and administrative expenses

General and administrative expenses increased 10% from €7.5 million in the year ended December 31, 2015 to €8.3 million in the year ended December 31, 2016. The increase is primarily related to higher expenses for share-based payments of €2.4 million (2015: €1.6 million).

Finance income / (costs)-net

Finance costs for the year ended December 31, 2016 were €0.2 million, compared with finance income of €1.1 million for the year ended December 31, 2015. Finance costs in the year ended December 31, 2016 include foreign exchange gains of €0.7 million while finance income for the year ended December 31, 2015 include foreign exchange gains of €1.8 million. Finance costs relate primarily to our loan facility with Silicon Valley Bank and our former loan facility with Perceptive.

Income tax expense

During the year ended December 31, 2016, we recorded a tax income of €58,000 due to changes in deferred taxes.

Comparison of the years ended December 31, 2014 and 2015

	Year ended December 31,
	2014	2015
	(in € thousand)
Total Revenue:	3,382	7,562
Other income/(expenses)—net	381	651
Research and development expenses	(9,595)	(22,008)
General and administrative expenses	(2,346)	(7,548)
Operating income/(loss)	(8.178)	(21,343)
Finance income/(costs)—net	7,753	1,104
Income/(Loss) before tax	(425)	(20,239)
Income taxes	166	0
Income/(loss) for the period	(259)	(20,239)
Total comprehensive income/(loss)	(259)	(20,239)
Earnings/(loss) per common share in € per share	(0.01)	(0.71)

Revenue

Revenue increased 124% from €3.4 million in the year ended December 31, 2014 to €7.6 million for the year ended December 31, 2015, mainly due to higher revenues from the Amphivena collaboration and higher service revenues at AbCheck in 2015.

Research and development expenses

	Year ended December 31,
R&D Expenses by Project	2014	2015	Change %
	(in € thousand)
Project
AFM13	4,176	10,004	140%
AFM11	1,249	800	(36%)
Other projects and infrastructure costs	5,650	10,593	87%
Share-based payment expense/(credit)	(1,480)	611	-
Total	9,595	22,008	129%

Research and development expenses increased 129% from €9.6 million in the year ended December 31, 2014 to €22.0 million in the year ended December 31, 2015, mainly due to higher expenses for AFM13, other projects and infrastructure. The variances in project related expenses between the year ended December 31, 2014 and the corresponding period in 2015 are mainly due to the following projects:

▪	AFM13. In the year ended December 31, 2015, we incurred higher expenses due to the beginning of the phase 2a clinical trial and the manufacturing of clinical trial material for this study.

▪	AFM11. In the year ended December 31, 2015, clinical expenses were lower than in the year ended December 31, 2014 primarily due to higher expenses associated with the production of the clinical study material and the preparation of the phase 1 clinical study of AFM11 in 2014, whereas in 2015 we incurred expenses for the ongoing phase 1 study as well as expenses in relation to the trial protocol amendment.

▪	Other projects and infrastructure costs. In the year ended December 31, 2015, expenses increased significantly primarily due to higher expenses associated with our internal R&D activities in 2015. Other projects comprise expenses incurred in relation to the AFM21 program and our discovery/early stage development activities. We incur a significant amount of costs associated with our research and development that are non-project specific, including intellectual property-related expenses, depreciation expenses and facility costs. Because these are less dependent on individual ongoing programs, they are not allocated to specific projects.

General and administrative expenses

General and administrative expenses increased 222% from €2.3 million in the year ended December 31, 2014 to €7.5 million in the year ended December 31, 2015. In 2014, general and administrative expenses were largely affected by a credit to the share-based payment expense of €3.4 million resulting from a re-measurement gain at consummation of the initial public offering.

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

Income tax expense

During the year ended December 31, 2015, we did not incur any income tax.

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

Recent Accounting Pronouncements

We refer to note 4 to our consolidated financial statements as of and for the year ended December 31, 2016 with regard to new standards and interpretations not yet adopted by us.

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

B.       Liquidity and Capital Resources

Since inception, we have incurred significant operating losses. For the years ended December 31, 2014, 2015 and 2016, we incurred net losses of €0.3 million, €20.2 million and €32.2 million, respectively. To date, we have financed our operations primarily through public offerings of our common shares, private placements of equity securities and loans, grants and revenues from collaboration partners. As of December 31, 2016, we had cash and cash equivalents and financial assets, which we refer to as liquidity, of €44.9 million. We subsequently raised approximately $17.7 million from a public offering of our common shares in January and February 2017.

Our cash and cash equivalents and financial assets consist primarily of deposits in savings and deposit accounts with original maturities of three months or less and certificates of deposit with original maturities of six months which generate a small amount of interest income. We expect to continue this investment philosophy.

Cash Flows

Comparison of the years ended December 31, 2015 and 2016

The table below summarizes our consolidated statement of cash flows for the years ended December 31, 2015 and 2016:

	Year ended December 31,
	2015	2016
	(in € thousand)
Net cash used in operating activities	(18,535)	(32,127)
Net cash used for investing activities	(277)	(9,149)
Net cash generated from financing activities	53,498	(236)
Net changes to cash and cash equivalents	34,686	(41,512)
Cash and cash equivalents at the beginning of the year	39,725	76,740
Exchange-rate related changes of cash and cash equivalents	2,329	179
Cash and cash equivalents at the end of the year	76,740	35,407

The increase in net cash used in operating activities by 73% from €18.5 million in the year ended December 31, 2015 to €32.1 million in the year ended December 31, 2016 was mainly due to higher cash expenditure for research and development efforts.

The increase in net cash used for investing activities from €0.3 million in the year ended December 31, 2015 to €9.1 million in the year ended December 31, 2016 was due to net cash paid for investments in financial assets (certificates of deposit) amounting to €8.9 million (amount of cash paid for investments less cash received from maturity of investments).

Net cash generated from financing activities amounted to €53.5 million in the year ended December 31, 2015 while net cash used in financing activities was €0.2 million in the year ended December 31, 2016. The 2016 amount includes the early repayment of the Perceptive Credit Facility and the borrowing of funds under the SVB Credit Facility.

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

Cash and Funding Sources

Our liquidity as of December 31, 2016 was €44.9 million. Funding sources generally comprise proceeds from the issuance of equity instruments, loans, revenues from collaboration agreements and government grants.

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

On October 14, 2015, we sold 3.3 million shares to SGR Sagittarius Holding AG, an existing shareholder affiliated with Calibrium AG (formerly Aeris Capital AG), in a private placement exempt from registration, resulting in net proceeds to us of €19.1 million ($21.8 million).

In October 2015, we entered into an at-the-market sales agreement (“Sales Agreement”) with Cowen & Company, LLC (“Cowen”) pursuant to which we may from time to time, at our option, offer and sell our common shares having an aggregate offering price of up to $50 million through Cowen, acting as our sales agent. As of March 15, 2017, we had sold 32,211 of our common shares under the Sales Agreement at an average price of $2.11 per share for net proceeds of approximately $67,938. We plan to use proceeds from the Sales Agreement for general corporate purposes.

On November 30, 2016, our subsidiary Affimed GmbH entered into a loan agreement with Silicon Valley Bank, a California corporation (“SVB”), as lender, which we fully guarantee. The loan agreement provides us with a senior secured term loan facility (the “SVB Credit Facility”) for up to €10.0 million, available in two tranches, the availability of which is contingent on our satisfaction of certain conditions.

On December 8, 2016, we drew down the initial tranche of €5.0 million. We may draw up to an additional €5.0 million or €2.5 million on or before May 31, 2017, in the case of each tranche, contingent on the satisfaction by such date of certain conditions as set forth in the loan agreement. In connection with the initial drawdown, we issued SVB a warrant to purchase 166,297 of our common shares, at an exercise price of $2.00 per common share.

The interest rate on amounts borrowed under the SVB Credit Facility is calculated as the sum of (i) one-month EURIBOR plus (ii) an applicable margin of 5.5%, with EURIBOR deemed to equal zero percent if EURIBOR is less than zero percent. The SVB Credit Facility has a maturity date of (i) May 31, 2020, if we draw down only under Tranche 1 or under Tranche 2a as well, with an interest-only period through (a) June 1, 2017 if only Tranche 1 is drawn down, or (b) December 1, 2017 if Tranche 2a is drawn down as well, in each case with amortized payments of principal and interest thereafter in equal monthly installments; or (ii) November 30, 2020, if we draw down under Tranche 2b, with an interest only period through March 1, 2018, with amortized payments of principal and interest thereafter in equal monthly installments. Borrowings under the SVB Credit Facility are secured by a pledge of 100% of our shares in Affimed GmbH, all intercompany accounts receivables owed by our subsidiaries to us and a security assignment of essentially all our bank accounts, inventory, trade receivables and payment claims as specified in the loan agreement governing the facility.

On January 25, 2017, we sold 10,000,000 of our common shares at a price of $1.80 per share in an underwritten public offering and received $16.6 million in net proceeds, after deducting underwriting discounts and commissions and other offering expenses. The underwriters partially executed an option to purchase additional shares and on February 9, 2017 we sold an additional 646,762 shares at a price of $1.80 per share and received $1.1 million, after deducting underwriting discounts and commissions and other offering expenses.

Funding Requirements

We expect that we will require additional funding to complete the development of our product candidates and to continue to advance the development of our other product candidates. In addition, we expect that we will require additional capital to commercialize our product candidates AFM13, AFM11, AFM24 and AFM26. If we receive regulatory approval for AFM13, AFM11, AFM24 or AFM26, and if we choose not to grant any licenses to partners, we expect to incur significant commercialization expenses related to product manufacturing, sales, marketing and distribution, depending on where we choose to commercialize. We also expect to incur additional costs associated with operating as a public company. Additional funds may not be available on a timely basis, on favorable terms, or at all, and such funds, if raised, may not be sufficient to enable us to continue to implement our long-term business strategy. If we are not able to raise capital when needed, we could be forced to delay, reduce or eliminate our product development programs or commercialization efforts.

We believe that our existing cash and cash equivalents will enable us to fund our operating expenses and capital expenditure requirements at least until the end of 2018. We have based this estimate on assumptions that may prove to be incorrect, and we could use our capital resources sooner than we currently expect. Our future funding requirements will depend on many factors, including but not limited to:

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

F.       Tabular disclosure of contractual obligations

The table below sets forth our contractual obligations and commercial commitments as of December 31, 2016 that are expected to have an impact on liquidity and cash flow in future periods. In addition to license agreements with fixed payment obligations, we have entered into various collaboration and license agreements that may trigger milestone payments and royalty payments upon the achievement of certain milestones and net sales in the future. Because the achievement and timing of these milestones and net sales is not fixed or determinable, our commitments under these agreements have not been included in the table below.

	Payments Due by Period
	Total	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years
	(in € thousand)
Operating lease obligations	930	390	486	54	0
Fixed license payments	310	310	0	0	0
SVB Credit Facility	6,438	275	3,708	2,455	0
Total	7,678	975	4,194	2,509	0

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

The following table presents our supervisory directors. Bernhard R.M. Ehmer was appointed by the general meeting of shareholders on January 21, 2016. Ulrich M. Grau was appointed by the general meeting of shareholders on June 9, 2015, and his term was effective as of July 1, 2015. Our other supervisory directors were appointed by the general meeting of shareholders on September 12, 2014, with effect from September 17, 2014 and Richard B. Stead was reappointed by the general meeting of shareholders on June 21, 2016. Thomas Hecht is the chairman of our supervisory board. The term of each of our supervisory directors will terminate on the date of the annual general meeting of shareholders in the year indicated below.

Name	Age	Term
Thomas Hecht	65	2017
Bernhard R.M. Ehmer	62	2019
Ulrich M. Grau	68	2018
Berndt Modig	58	2017
Richard B. Stead	64	2019
Ferdinand Verdonck	74	2017

The following is a brief summary of the business experience of our supervisory directors. Each director’s tenure reflects their tenure on the board of our predecessor Affimed Therapeutics AG. Unless otherwise indicated, the current business address for each of our supervisory directors is Affimed N.V., c/o Affimed GmbH, Technologiepark, Im Neuenheimer Feld 582, 69120 Heidelberg, Germany.

Thomas Hecht, Chairman. Dr. Hecht has been the chairman of our supervisory board since 2007. He is head of Hecht Healthcare Consulting in Küssnacht, Switzerland, a biopharmaceutical consulting company founded in 2002. Dr. Hecht also serves as chairman of the board of directors of Cell Medica Ltd., Vaximm AG and as a director of Humabs BioMed AG. Until the beginning of March 2015, he served as chairman of the supervisory council of SuppreMol GmbH and until June 2016, of Delenex AG. Dr. Hecht was previously Vice President Marketing at Amgen Europe. A seasoned manager and industry professional, he held various positions of increasing responsibility in clinical development, medical affairs and marketing at Amgen between 1989 and 2002. Prior to joining the biopharmaceutical industry, he was certified in internal medicine and served as Co-Head of the Program for Bone Marrow Transplantation at the University of Freiburg, Germany.

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

Berndt Modig, Director. Mr. Modig has been a member of our supervisory board since 2014. He has been CEO of Pharvaris B.V. since April 2016. Prior to this, he has served as Chief Financial Officer of Prosensa Holding N.V. from March 2010 through January 2015 when Prosensa was acquired by BioMarin Pharmaceutical Inc. Mr. Modig also serves as member of the board of directors and chairman of the audit committee of Auris Medical Holding AG and Axovant Sciences Ltd and as vice chairman of the supervisory board and chairman of the audit committee of Kiadis Pharma N.V. Mr. Modig has more than 25 years of international experience in finance and operations, private equity and mergers and acquisitions. Before joining Prosensa, Mr. Modig was Chief Financial Officer at Jerini AG from October 2003 to November 2008, where he directed private financing rounds, its initial public offering in 2005 and its acquisition by Shire plc in 2008. Prior to Jerini, Mr. Modig served as Chief Financial Officer at Surplex AG from 2001 to 2003 and as Finance Director Europe of U.S.-based Hayward Industrial Products Inc. from 1999 to 2001. In previous positions, Mr. Modig was a partner in the Brussels-based private equity firm Agra Industria from 1994 to 1999 and a Senior Manager in the Financial Services Industry Group of Price Waterhouse LLP in New York from 1991 to 1994. Mr. Modig served as a director of Mobile Loyalty plc from 2012 to 2013. Mr. Modig has a bachelor’s degree in business administration, economics and German from the University of Lund, Sweden and an M.B.A. degree from INSEAD, Fontainebleau, France and is a Certified Public Accountant.

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

Ferdinand Verdonck, Director. Mr. Verdonck has been a member of our supervisory board since July 2014. He is a director and a member of the Audit Committee of Virtus Funds and Laco Information Services. In recent years he was director of Groupe SNEF, director and member of the audit committee of J.P. Morgan European Investment Trust and director and chairman of the audit committee of biotechnology companies: uniQure N.V. in the Netherlands and Movetis and Galapagos in Belgium. He has previously served as chairman of Banco Urquijo and of Nasdaq Europe and as a director of Dictaphone Corporation. From 1992 to 2003, he was the managing director of Almanij NV, a financial services company which has since merged with KBC, and his responsibilities included company strategy, financial control, supervision of executive management and corporate governance, including board participation in publicly-traded and privately-held companies in many countries. Mr. Verdonck holds a law degree from KU Leuven and degrees in economics from KU Leuven and the University of Chicago.

The following table lists the members of our current management board:

Name	Age	Position
Adi Hoess	55	Chief Executive Officer
Florian Fischer	49	Chief Financial Officer
Jörg Windisch	46	Chief Operating Officer

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

Florian Fischer, Chief Financial Officer. Dr. Fischer joined us in 2005 as Chief Financial Officer on a part-time basis, which has increased over time to a full time position since September 2014. Dr. Fischer is founder and Chief Executive Officer of MedVenture Partners, a Munich-based corporate finance and strategy advisory company focusing on the life sciences and health care industry. Dr. Fischer was the Chief Financial Officer of Activaero GmbH from 2002 until 2011 and has been involved with corporate development since 2011. He also served as the Chief Financial Officer of Vivendy Ltd. from 2008 until 2013 and as a managing director of AbCheck in 2009. Prior to founding MedVenture Partners, Dr. Fischer worked with KPMG for more than six years until 2002, where he was responsible for biotech and healthcare assignments. Before joining KPMG, he worked for Deutsche Bank AG. Dr. Fischer is also a director of Amphivena. He holds a graduate degree in business administration from Humboldt University, Berlin and a Ph.D. in public health from the University of Bielefeld.

Jörg Windisch, Chief Operating Officer. Dr. Windisch joined us in 2016 after spending 20 years at Sandoz Biopharmaceuticals (a Novartis company), most recently serving as Chief Science Officer. He joined Novartis in 1996 in the biologics unit of Sandoz, where he played a leading role in the development of Somatropin (Omnitrope®), the first ever biosimilar medicine, as well as of Sandoz’ Epoetinalfa (Binocrit®) and Filgrastim (Zarzio®) products. Over the course of 15 years he built an international technical development organization for biologics and for five years Dr. Windisch also led the joint biologics technical development and manufacturing organization for Novartis Pharma and Sandoz. He was involved in the development and manufacturing of about 20 biologics, six of which are currently marketed. Dr. Windisch was educated in Austria, Germany and the U.S. and received his Ph.D. in Biochemistry and Molecular Genetics from the University of Innsbruck. In March 2017 we entered into a termination agreement with Dr. Windisch, who will be leaving the Company at the end of June 2017. He will continue to support Affimed as a consulting expert following his departure.

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

Anne Kerber, Vice President Medical/Interim CMO. Dr. Kerber joined Affimed in January 2016 as Senior Medical Director and Head of Operations. She was appointed Vice President Medical in August 2016, also leading the Company’s clinical development team as interim CMO. Dr. Kerber joined Affimed from Merck KGaA, where she held multiple positions in clinical development, most recently as Global Clinical Lead for EGFR-targeting therapies. At Merck, she was responsible for developing both early and late stage clinical development strategies for novel chemical and biological entities in various cancer indications including glioblastoma, lung, head and neck, colorectal, and prostate cancers, as well as other solid tumors. Dr. Kerber acted as medical representative in global product teams and has a strong track record in designing and conducting phase 1-3 clinical studies in Europe, the US, China and Japan. During her academic career, she was an investigator in numerous clinical studies in oncology including gastrointestinal, breast, ovarian, and lung cancer, as well as lymphomas. Dr. Kerber holds an M.D. from the University of Marburg, Germany and became a board certified Internist and Hematologist/Oncologist at the University Hospital and at Nordwest Hospital, respectively, both in Frankfurt/Main, Germany. Additionally, she holds a degree in Pharmaceutical Medicine, from the University Basel, Switzerland.

Erich Rajkovic, Head of Research Operations and Intellectual Property. Dr. Rajkovic joined us in 2007 as scientist in antibody discovery and antibody engineering. In 2010, he joined our Business Development team and was promoted to Director of Business Development in 2011. From 2013 to 2016 he was responsible for Business Development & Alliance Management. Dr. Rajkovic has been Head of Research Operations and Intellectual Property since 2016. He played a key role in the negotiations with Amphivena and Janssen, with The Leukemia & Lymphoma Society and Merck&Co. In addition, Dr. Rajkovic has been leading the negotiations of the cGMP manufacturing and clinical trial agreements. Prior to Affimed Dr. Rajkovic worked for Kwizda Pharma (Austria). He studied pharmacy and received his Ph.D. in protein chemistry and biophysics from the University of Graz (Austria) in 2006. In 2014 he completed his MBA study with focus on financing.

Martin Treder, Chief Scientific Officer. Dr. Treder joined us in 2015 and has 15 years of professional experience in the field of biotherapeutics research and development. Before joining Affimed, he was Chief Scientific Officer at CT Atlantic AG where he was responsible for establishing a broad research pipeline of various preclinical and clinical development programs. Prior to CT Atlantic, Dr. Treder held the position of Program Director at U3 Pharma AG, a German biotech company developing targeted cancer therapeutics, where he headed the company’s portfolio of innovative anti-HER3 therapeutic antibodies. Dr. Treder graduated with Honors from Monash University in Melbourne, Australia and obtained a diploma in Biology at the University of Würzburg, Germany. He earned his Ph.D. working in Prof. Axel Ullrich's group at the Max Planck Institute of Biochemistry in Martinsried-Munich, receiving his doctorate from the Technical University of Munich, Germany.

Claudia Wall, Head of Manufacturing & Technical Development, Regulatory Affairs. Dr. Wall joined us in 2002 as scientist responsible for the generation and screening of highly diverse antibody libraries. In 2008, Dr. Wall was promoted to Head of Project Management, Regulatory Affairs and Quality Management where she has been responsible for the successful establishment of the cGMP-compliant production processes of both lead projects AFM13 and AFM11. In addition, Dr. Wall managed the successful filings of the respective CTAs and INDs for both programs. In 2016, Dr. Wall was appointed Head of Manufacturing &Technical Development, Regulatory Affairs. Dr. Wall is responsible for early and late stage technical development and manufacturing of Affimed´s proprietary platform candidates. Prior to joining Affimed, Dr. Wall worked as a scientific associate from 1997 until 2001 at Hoffmann-LaRoche AG Grenzach-Wyhlen in the neurodegenerative diseases and dermatology unit. She received her undergraduate degree in biology and a Ph.D. from the Institute of Pathobiochemistry and General Neurochemistry at the Faculty of Medicine at Ruprecht-Karls-University in Heidelberg.

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

B.       Compensation

Management services agreements

Our managing directors have entered into management services agreements with us. The management services agreements of Adi Hoess and Florian Fischer became effective upon the consummation of our initial public offering. The management services agreement of Jörg Windisch became effective upon his appointment by the general meeting of shareholders on January 21, 2016. These agreements comprise the following elements: fixed salary, bonus payments, earmarked pension and social security payments and share based compensation components. In addition these agreements provide for benefits upon a termination of service. The supervisory board has indicated that it will nominate Adi Hoess and Florian Fischer for a re-appointment as managing directors in the 2017 annual shareholder meeting and to prolong their management services agreements.

Long-term incentive plans

Equity Incentive Plan 2014

In conjunction with the closing of our initial public offering, we established the Affimed N.V. Equity Incentive Plan 2014 (“the 2014 Plan”) with the purpose of advancing the interests of our shareholders by enhancing our ability to attract, retain and motivate individuals who are expected to make important contributions to us. The maximum number of shares available for issuance under the 2014 Plan equals 7% of the total outstanding common shares on September 17, 2014, or 1,678,891 common shares. On January 1 of any calendar year thereafter (including January 1, 2017), an additional 5% of the total outstanding common shares on that date becomes available for issuance under the 2014 Plan. The absolute number of shares available for issuance under the 2014 Plan will increase automatically upon the issuance of additional shares by the Company. The option exercise price for options under the 2014 Plan is the fair market value of a share as defined in the 2014 Plan on the relevant grant date. We are following home country rules relating to the re-pricing of stock options. Under applicable Dutch law, re-pricing is permissible, but constitutes a deviation from the best practice provisions of the DCGC. As a result, if we engage in re-pricing of stock options, we would be required to provide an explanation in our annual report for why we do not comply with the best practice provisions.

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

Compensation of Managing Directors and Supervisory Directors

The compensation, including benefits in kind, accrued or paid to our managing directors and supervisory directors with respect to the year ended December 31, 2016, for services in all capacities is shown below on an individual basis. Further details for the compensation for our managing directors and supervisory directors are given in notes 16 and 21 to our consolidated financial statements as of and for the year ending December 31, 2016. As of December 31, 2016, we have no amounts set aside or accrued to provide pension, retirement or similar benefits to our managing directors and supervisory directors.

Directors compensation 2016

Managing directors

(in € thousand)	Hoess	Fischer	Windisch	Total
Periodically paid compensation	434	327	324	1,085
Bonuses	110	60	110*	280
Total cash compensation	544	387	434	1,365

2014 Plan share-based payment expense	1,228	464	162	1,854
Total share-based payment expense	1,228	464	162	1,854

*Including sign on bonus of €50,000

Supervisory directors

(in € thousand)	Hecht	Ehmer	Grau	Modig	Stead	Verdonck	Total
Periodically paid compensation	117	40	47	50	38	58	350
Service fees**	0	0	86	0	0	0	86
Total cash compensation	117	40	133	50	38	58	436

2014 Plan share-based payment expense	94	47	93	49	49	49	381
Total share-based payment expense	94	47	93	49	49	49	381

** Ulrich Grau is a significant shareholder and Chairman of the Board of Directors of i-novion Inc., which was engaged by us to conduct preclinical services. In 2016, i-novion Inc. received related payments of €86,000.

Stock options granted under the Equity Incentive Plan 2014

Managing directors

Beneficiary	Grant date	Number of options	Strike price USD	Expiration date
Adi Hoess	July 6, 2016	600,000	2.67	July 6, 2026
Florian Fischer	July 6, 2016	245,000	2.67	July 6, 2026
Jörg Windisch	October 19, 2015*	150,000	7.06	October 19, 2025
Jörg Windisch	July 6, 2016	95,500	2.67	July 6, 2026
Total		1,090,500

*Jörg Windisch was granted 150,000 stock options on signing the management service agreement. The management service agreement and the stock option grant became effective upon his appointment by the general meeting of shareholders on January 21, 2016.

Supervisory directors

Beneficiary	Grant date	Number of options	Strike price USD	Expiration date
Thomas Hecht	June 21, 2016	40,000	3.05	June 21, 2026
Bernhard Ehmer	January 21, 2016	20,000	3.34	January 21, 2026
Bernhard Ehmer	June 21, 2016	20,000	3.05	June 21, 2026
Ulrich M. Grau	June 21, 2016	20,000	3.05	June 21, 2026
Berndt Modig	June 21, 2016	20,000	3.05	June 21, 2026
Richard Stead	June 21, 2016	20,000	3.05	June 21, 2026
Ferdinand Verdonck	June 21, 2016	20,000	3.05	June 21, 2026
Total		160,000

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

Our remuneration policy for the supervisory directors provides for payments and initial and annual equity awards. This is permissible under Dutch law, but constitutes a deviation from the DCGC. The remuneration policy for our supervisory directors establishes that each supervisory director will be entitled to an annual retainer of €20,000, provided that the chairman of the supervisory board will be entitled to an annual retainer of €75,000. In addition, the chairman of the audit committee is entitled to an additional annual retainer of €15,000 and the chairmen of the compensation and nomination and corporate governance committees are each entitled to annual retainers of €7,500. Supervisory directors will also be paid €3,000 for each supervisory board meeting attended in person and €1,500 for each supervisory board meeting attended by telephone, provided the meeting attended by telephone exceeds 30 minutes. For other, including non-formal Board meetings attended either in person or by phone the Company will pay each member of the Supervisory Board EUR 500 per meeting, provided that the duration of such meeting exceeds 30 minutes. The members of each committee will be paid €1,500 for each committee meeting attended in person and €750 for each committee meeting attended by telephone, provided the meeting attended by telephone exceeds 30 minutes. In addition, we will grant any future chairman of the supervisory board an initial award of stock options to purchase 35,000 common shares on the date of election as the chairman. Further, under the remuneration policy we will grant any future supervisory director an initial award of stock options to purchase 20,000 common shares on the date of election as a supervisory director. These initial stock options will vest over a three-year period in three equal installments on the anniversaries of the grant date. In addition, the remuneration policy provides that each supervisory director is entitled to a total annual grant of 10,000 stock options, with the chairman of the supervisory board entitled to an annual grant of 20,000 stock options. These annual awards will vest in four quarterly installments and will be fully vested on the first anniversary of the grant date. Initial awards and annual awards will be granted automatically on the respective dates of issuance based on the approval by the shareholders of the remuneration policy and will not require any further approval by the supervisory board or the company. Supervisory directors are also entitled to be reimbursed for their reasonable expenses incurred in attending meetings of the supervisory board and its committees.

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

Our Articles of Association provide for a term of appointment of supervisory directors of up to four years. Furthermore, our Articles of Association state that a supervisory director may be reappointed, but that any supervisory director may be a supervisory director for no longer than twelve (12) years. Our supervisory directors are appointed for different terms as a result of which only approximately one third of our supervisory directors will be subject to election in any one year. Such an appointment has the effect of creating a staggered board and may deter a takeover attempt.

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

Supervisory Board Committees

Audit committee

The audit committee, which consists of Ferdinand Verdonck (Chairman), Berndt Modig and Bernhard Ehmer, assists the board in overseeing our accounting and financial reporting processes and the audits of our financial statements. In addition, the audit committee is directly responsible for the appointment, compensation, retention and oversight of the work of our independent registered public accounting firm. Our supervisory board has determined that Ferdinand Verdonck, Berndt Modig and Bernhard Ehmer satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act. The supervisory board has determined that each of Ferdinand Verdonck and Berndt Modig qualifies as an “audit committee financial expert,” as such term is defined in the rules of the SEC.

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

Nomination and corporate governance committee

The nomination and corporate governance committee, which consists of Thomas Hecht (Chairman), Ulrich Grau and Richard B. Stead, assists our supervisory board in identifying individuals qualified to become members of our supervisory board and management board consistent with criteria established by our supervisory board and in developing our corporate governance principles. As permitted by the listing requirements of Nasdaq, we have opted out of Nasdaq Listing Rule 5605(e) which requires independent director oversight of director nominations.

D.       Employees

As of March 15, 2017, we had 53 personnel, approximately 70% of whom have an advanced academic degree (Diploma/ Master, PhD, MD). Including AbCheck and Affimed Inc., our total headcount is 83 (74 full time equivalents).

None of our employees is subject to a collective bargaining agreement or represented by a trade or labor union. We consider our relations with our employees to be good.

E.       Share ownership

See “Item 7. Major Shareholders and Related Party Transactions—A. Major shareholders.”

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.       Major shareholders

The following table presents information relating to the beneficial ownership of our common shares as of March 15, 2017, by:

▪	each person, or group of affiliated persons, known by us to own beneficially 5% or more of our outstanding common shares (as of the date of such stockholder’s Schedule 13D or Schedule 13G filing for Affimed N.V. with the SEC);

▪	each of our managing directors and supervisory directors; and

▪	all managing directors and supervisory directors as a group.

The number of common shares beneficially owned by each entity, person, managing director or supervisory director is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any common shares over which the individual has sole or shared voting power or investment power as well as any common shares that the individual has the right to acquire within 60 days of March 15, 2017 through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all common shares held by that person.

The percentage of shares beneficially owned is computed on the basis of 43,938,377 of our common shares outstanding as of March 15, 2017. Common shares that a person has the right to acquire within 60 days of March 15, 2017 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all managing directors and supervisory directors as a group. Each common share confers the right on the holder to cast one vote at the general meeting of shareholders and no shareholder has different voting rights. Unless otherwise indicated below, the address for each beneficial owner listed is c/o Affimed N.V., c/o Affimed GmbH, Technologiepark, Im Neuenheimer Feld 582, 69120 Heidelberg, Germany.

	Shares beneficially owned
Name and address of beneficial owner	Number	Percent
5% Shareholders
Entities affiliated with Calibrium AG (formerly Aeris Capital AG)(1)	8,924,563	20.3%
Wellington Management Group LLP(2)	4,138,439	9.4%
Entities affiliated with New Enterprise Associates, Inc.(3)	3,888,888	8.9%
Novo Nordisk A/S(4)	2,862,460	6.5%

Managing Directors and Supervisory Directors
Adi Hoess(5)	353,333	0.8%
Florian Fischer(5)	135,833	0.3%
Jörg Windisch	75,000	0.2%
Thomas Hecht	109,535	0.2%
Bernhard R.M. Ehmer	28,333	0.1%
Ulrich M. Grau	106,586	0.2%
Berndt Modig	41,667	0.1%
Richard B. Stead	51,257	0.1%
Ferdinand Verdonck	41,667	0.1%
All managing directors and supervisory directors as a group (9 persons)	943,211	2.1%

(1)	Consists of 8,894,437 shares held by SGR Sagittarius Holding AG (“Sagittarius”) and 30,126 shares held by AGUTH Holding GmbH (“AGUTH”). Voting and investment power over the shares held by SGR Sagittarius Holding AG is exercised by the Board of Directors of SGR Sagittarius Holding AG, Manuel Werder and Bernd Kammerlander. The address for SGR Sagittarius Holding AG is Brügglistrasse 2, 8852 Altendorf, Switzerland. Voting and investment power over the shares held by AGUTH is exercised by the Board of Directors of AGUTH, Harald Tschira and Udo Tschira. The address for AGUTH is Schloß-Wolfsbrunnenweg 33, 69118 Heidelberg, Germany. This information is based on a statement filed on Schedule 13D with the SEC on February 3, 2017.

(2)	Represents shares beneficially owned by clients of Wellington Management Company LLP, Wellington Management Canada LLC, Wellington Management Singapore Pte Ltd, Wellington Management Hong Kong Ltd, Wellington Management International Ltd, Wellington Management Japan Pte Ltd and Wellington Management Australia Pty Ltd (collectively, the “Wellington Investment Advisors”). Wellington Investment Advisors Holdings LLP controls directly, or indirectly through Wellington Management Global Holdings, Ltd., the Wellington Investment Advisors. Wellington Investment Advisors Holdings LLP is owned by Wellington Group Holdings LLP. Wellington Group Holdings LLP is owned by Wellington Management Group LLP. The address for Wellington Management Group LLP, Wellington Group Holdings LLP, Wellington Investment Advisors Holdings LLP and Wellington Management Company LLP is c/o Wellington Management Company LLP, 280 Congress Street, Boston, MA 02210. This information is based on a statement filed on Schedule 13G with the SEC on February 9, 2017.

(3)	New Enterprise Associates 15, L.P. (“NEA 15”) is the sole member of Growth Equity Opportunities Fund IV, LLC (“GEO”). NEA Partners 15, L.P. (“NEA Partners 15”) is the sole general partner of NEA 15. NEA 15 GP, LLC (“NEA 15 LLC”) is the sole general partner of NEA Partners 15. Peter J. Barris, Forest Baskett, Anthony A Florence, Jr., Krishna S. Joshua Makower, David M. Mott, Jon M. Sakoda, Scott D. Sandell, Peter W. Sonsini and Ravi Viswanathan are the managers of NEA 15 LLC. The address for GEO, NEA Partners 15 and NEA 15 LLC is New Enterprise Associates, 1954 Greenspring Drive, Suite 600, Timonium, MD 21093. This information is based on a statement filed on Schedule 13D with the SEC on February 3, 2017.

(4)	Novo Nordisk A/S is a publicly-held entity whose B shares are listed on the NASDAQ OMX Copenhagen and whose ADRs are listed on the New York Stock Exchange. The address for Novo Nordisk A/S is Novo Allé, DK-2880 Bagsværd, Denmark. This information is based on a statement filed on Schedule 13G with the SEC on June 16, 2016.

(5)	Indicates that the director is entitled to receive common shares in connection with the carve-out plan described in Note 2 to our consolidated financial statements pursuant to which 7.78% of the common shares of the Company outstanding immediately prior to the initial public offering owned by pre-IPO existing shareholders will be transferred to the beneficiaries upon the conditions set forth therein.

Significant Changes in Ownership by Major Shareholders

We have experienced significant changes in the percentage ownership held by major shareholders as a result of our initial public offering and subsequent offerings. Immediately prior to our initial public offering in September 2014, our principal shareholders were entities affiliated with Calibrium AG (formerly Aeris Capital AG, 32.2% ownership), entities affiliated with OrbiMed Advisors LLC (30.7% ownership), Novo Nordisk A/S (14.3% ownership), BioMedInvestI Ltd. (9.2% ownership) and entities affiliated with Life Sciences Partners (9.2% ownership).

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

On October 14, 2015 we sold 3.3 million shares to SGR Sagittarius Holding AG, an existing shareholder affiliated with Calibrium AG (formerly Aeris Capital AG).

In January and February 2017, we completed a public offering and sold 10,646,762 common shares primarily to new investors.

Holders

As of March 15, 2017, we had approximately 9 shareholders of record of our common shares; two of those shareholders of record are in the United States and hold a total of 33,415,618 common shares in the aggregate, or approximately 76% of our common shares.

B.       Related party transactions

The following is a description of related party transactions we have entered into since January 1, 2016 with any of our members of our supervisory board or management board and the holders of more than 5% of our common shares.

Agreements with Supervisory Directors

We had a consulting agreement with Ulrich M. Grau, whose term as a supervisory director became effective as of July 1, 2015. Dr. Grau’s remuneration under the agreement consisted of service fees for business development, corporate strategy and the development of new products. In June 2015, this consulting agreement was terminated and all associated rights and obligations ceased. Also, according to a services agreement with i-novion Inc., of which Dr. Grau serves as Chairman of the Board of Directors, i-novion Inc. conducted certain preclinical services for us. In 2016, i-novion Inc. received related payments of €86,000.

Agreements with former Managing Directors

In 2016, we entered into a consulting agreement with our former Managing Director Jens-Peter Marschner consisting of services for the support of clinical trials and other activities in the field of clinical development. In 2016, Dr. Marschner received related payments of €29,000.

Agreements with Amphivena

In 2013, we entered into a license and development agreement, which amended and restated a 2012 license agreement, with Amphivena Therapeutics, Inc., or Amphivena, based in San Francisco, to develop an undisclosed product candidate for hematologic malignancies in exchange for an interest in Amphivena and certain milestone payments. We also assigned and licensed certain technology to Amphivena and provided it with funding. Although the license and development agreement with Amphivena expired when the product candidate’s IND became effective in July 2016, we continue to provide services to complete the deliverables required under the agreement, and are supporting the future clinical development of AMV564 with €1.6 million in financing, €1.0 million of which was invested in Amphivena in October 2016 and €0.6 million of which was invested in March 2017. See “Item 4. Information on the Company— B. Business overview—Amphivena” and “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Collaboration Agreements—Amphivena” for more information.

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

Dividends and Dividend Policy

We have not declared cash dividends on our common shares in the years 2014, 2015 or 2016. We currently expect to retain future earnings, if any, to finance the operation and expansion of our business, and we do not anticipate paying any cash dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our supervisory board.

B.       Significant changes

A discussion of the significant changes in our business can be found under “Item 4. Information on the Company—A. History and development of the company.”

ITEM 9. THE OFFER AND LISTING

A.       Offering and listing details

Not applicable.

B.       Plan of distribution

Not applicable.

C.       Markets

Our common shares began trading on the Nasdaq Global Market on September 12, 2014 under the symbol AFMD. The following table sets forth the high and low sales prices as reported by Nasdaq for each period:

	High	Low
Year Ended December 31:
2014 (since September 12, 2014)	$8.30	$3.55
2015	24.20	5.78
2016	7.14	1.65

	High	Low
Year Ended December 31, 2015
First Quarter	$9.16	$5.16
Second Quarter	13.75	5.85
Third Quarter	24.20	5.83
Fourth Quarter	8.41	5.78

	High	Low
Year Ended December 31, 2016
First Quarter	$7.14	$2.77
Second Quarter	5.00	2.34
Third Quarter	3.24	2.46
Fourth Quarter	2.79	1.65

	High	Low
Month Ended:
September 30, 2016	$3.20	$2.46
October 31, 2016	2.77	2.00
November 30, 2016	2.65	1.78
December 31, 2016	2.20	1.68
January 31, 2017	2.35	1.65
February 28, 2017	2.30	1.80
March 31, 2017 (though March 24, 2017)	2.95	2.00

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

Exceptions from the flat tax apply upon application for shareholders who have a shareholding of at least 25% in the Company and for shareholders who have a shareholding of at least 1% in the Company and work for the Company in a professional capacity. In this case 60 % of the dividend income is taxed at the individual progressive income tax rate and 60% of the expenses in relation to the shareholding are deductible.

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

However, the dividends (after deducting business expenses economically related to the dividends) are subject to trade tax in the full amount, unless the participation amounts to at least 15% and the requirements of the trade tax participation exemption privilege are fulfilled. In this latter case, the dividends are not subject to trade tax; however, trade tax is levied on amounts considered to be non-deductible business expenses (amounting to 5% of the dividend). Trade tax ranges from 7% to approximately 18% depending on the municipal trade tax multiplier applied by the relevant municipal authority.

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

Dutch Tax Considerations

The following does not purport to present a comprehensive or complete description of all aspects of Dutch tax law which could be of relevance to a holder of common shares (a “Shareholder”). For Dutch tax purposes, a Shareholder may include an individual who or an entity that does not hold the legal title of the common shares in the capital of the Company (the “Shares”), but to whom nevertheless the Shares, or the income thereof, are attributed based either on such individual or entity owning a beneficial interest in the Shares or based on specific statutory provisions. These include statutory provisions pursuant to which Shares are attributed to an individual who is, or who has directly or indirectly inherited from a person who was, the settlor, grantor or similar originator of a trust, foundation or similar entity that holds the Shares.

The following is intended as general information only. Shareholders or prospective Shareholders should therefore consult their tax adviser regarding the tax consequences of any purchase, ownership or disposal of common Shares in their particular circumstance.

The following summary is based on the Dutch tax law as applied and interpreted by Dutch tax courts and as published and in effect on the date hereof, including for the avoidance of doubt the tax rates applicable on the date hereof, without prejudice to any amendments introduced at a later date and implemented with or without retroactive effect.

Any reference in this section to Dutch taxes, Dutch tax or Dutch tax law must be construed as a reference to taxes of whatever nature levied by or on behalf of the Netherlands or any of its subdivisions or taxing authorities. The Netherlands means the part of the Kingdom of the Netherlands that is located in Europe.

Any reference hereafter made to a treaty for the avoidance of double taxation concluded by the Netherlands, includes the Tax Regulation for the Kingdom of the Netherlands (Belastingregeling voor het Koninkrijk), the Tax Regulation for the country of the Netherlands (Belastingregeling voor het land Nederland), the Tax Regulation for the Netherlands Curacao (Belastingregeling Nederland Curacao), the Tax Regulation for the Netherlands Saint Martin (Belastingregeling Nederland Sint Maarten) and the agreement between the Taipei Representative Office in the Netherlands and the Netherlands Trade and Investment Office in Taipei for the avoidance of double taxation.

Withholding Tax on Dividend Payments

A Shareholder is generally subject to Dutch dividend withholding tax at a rate of 15% on dividends distributed by the Company. Generally, the Company is responsible for the withholding of such dividend withholding tax at source; the dividend withholding tax is for the account of the Shareholder.

On January 1, 2016 the convention between Germany and the Netherlands for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income, concluded on April 12, 2012 (the “2012 Germany-Netherlands Treaty”), entered into force. Under the 2012 Germany-Netherlands Treaty, a Shareholder, other than a Dutch individual (as defined below) or a Dutch Corporate Entity (as defined below), will not be subject to Dutch dividend withholding tax on dividends distributed by the Company, irrespective of the nature or form of such dividend, if and for as long as the Company is resident solely in Germany for purposes of the 2012 Germany-Netherlands Treaty. A Shareholder that is resident in the Netherlands will generally be subject to Dutch dividend withholding tax on dividends distributed by the Company, irrespective of the nature or form of such dividend, at a rate of 15%. The Company intends to be resident solely in Germany for purposes of the 2012 Germany-Netherlands Treaty on a continuous basis.

Dividends distributed by the Company include, but are not limited to:

(i)       distributions of profits in cash or in kind, deemed or constructive distributions, whatever they might be named or in whatever form;

(ii)       proceeds from the liquidation of the Company, or proceeds from the redemption or the repurchase of Shares by the Company or one of its direct or indirect subsidiaries, other than as a temporary portfolio investment (tijdelijke belegging), in excess of the average paid-in capital recognized for Dutch dividend withholding tax purposes;

(iii)      the nominal value of Shares issued to a Shareholder or an increase in the nominal value of the Shares, to the extent that no contribution, recognized for Dutch dividend withholding tax purposes, has been made or will be made; and

(iv)      partial repayment of paid-in capital, that is

(a)       not recognized for Dutch dividend withholding tax purposes, or

(b)       recognized for Dutch dividend withholding tax purposes, to the extent that the Company has “net profits” (zuivere winst), unless

*	the general meeting of Shareholders has resolved in advance to make such repayment, and

*	the nominal value of the Shares concerned has been reduced with an equal amount by way of an amendment to the Articles of Association of the Company.

The term “net profits” includes anticipated profits that have yet to be realized.

Notwithstanding the above, no withholding is required in the event of a repurchase of Shares, if certain conditions are fulfilled.

If a Shareholder is resident or deemed to be resident in the Netherlands, such Shareholder is generally entitled to an exemption or a full credit for any Dutch dividend withholding tax against his Dutch tax liability and to a refund of any residual Dutch dividend withholding tax. The same generally applies if a Shareholder is neither resident nor deemed to be resident in the Netherlands yet derives profits from an enterprise, whether as an entrepreneur or pursuant to a co-entitlement to the net worth of such enterprise other than as an entrepreneur or a shareholder, which enterprise is, in whole or in part, carried on through a permanent establishment (vaste inrichting) or a permanent representative (vaste vertegenwoordiger) in the Netherlands, to which the Shares are attributable.

Depending on his specific circumstances, a Shareholder resident in a country other than the Netherlands, may be entitled to exemptions from, reduction of, or full or partial refund of, Dutch dividend withholding tax pursuant to Dutch law, European Union (“EU”) law or treaties for the avoidance of double taxation.

According to Dutch domestic anti-dividend stripping rules, no credit against Dutch tax, exemption from, reduction or refund of Dutch dividend withholding tax will be granted if the recipient of the dividends paid by the Company is not considered to be the beneficial owner (uiteindelijk gerechtigde) of such dividends.

Taxes on Income and Capital Gains

This paragraph does not purport to describe the possible Dutch tax considerations or consequences that may be relevant to a Shareholder:

(i)	who is an individual and for whom the income or capital gains derived from the Shares are attributable to employment activities, the income from which is taxable in the Netherlands;

(ii)	that is an entity which is, pursuant to the Dutch Corporate Income Tax Act of 1969 (Wet op de vennootschapsbelasting 1969) (the “CITA”), not subject to Dutch corporate income tax or is in full or in part exempt from Dutch corporate income tax (such as a qualifying pension fund);

(iii)	that is or, in case of a Shareholder that is not resident in the Netherlands, carries out duties and responsibilities comparable to an investment institution (beleggingsinstelling) as described in Section 6a or 28 CITA; or

(iv)	that is entitled to the participation exemption (deelnemingsvrijstelling) with respect to the Shares (as defined in Section 13 CITA). Generally, a Shareholder is entitled to the participation exemption if it is subject to Dutch corporate income tax and it, or a related entity, holds an interest of 5% or more of the nominal paid-up share capital in the Company.

Residents in the Netherlands

The description of certain Dutch tax consequences in this paragraph is only intended for the following Shareholders:

(a)	individuals who are resident or deemed to be resident in the Netherlands (“Dutch Individuals”); and

(b)	entities that are subject to the CITA and are resident or deemed to be resident in the Netherlands (“Dutch Corporate Entities”).

Dutch Individuals engaged or deemed to be engaged in an enterprise or in miscellaneous activities

Dutch Individuals engaged or deemed to be engaged in an enterprise or in miscellaneous activities (resultaat uit overige werkzaamheden) are generally subject to income tax at statutory progressive rates with a maximum of 52% with respect to any benefits derived or deemed to be derived from the Shares, including any capital gains realized on the disposal thereof, that are attributable to:

(i)	an enterprise from which a Dutch Individual derives profits, whether as an entrepreneur (ondernemer) or pursuant to a co-entitlement (medegerechtigde) to the net worth of such enterprise (other than as an entrepreneur or a shareholder; or

(ii) miscellaneous activities, including, without limitation, activities which are beyond the scope of active portfolio investment activities (meer dan normaal vermogensbeheer).

Dutch Individuals holding a substantial interest or fictitious substantial interest

Generally, a Dutch Individual who is not engaged in an enterprise or miscellaneous activities and who has a substantial, or fictitious substantial, interest in the Company is subject to income tax at a statutory rate of 25% with respect to any benefits derived or deemed to be derived from the Shares, including any capital gains realized on the disposal thereof.

Generally, a Shareholder has a substantial interest if such Shareholder, alone or - in case of an individual - together with his partner, directly or indirectly:

(i)	owns, or holds certain rights on, shares representing five percent or more of the total issued and outstanding capital of the Company, or of the issued and outstanding capital of any class of shares of the Company;

(ii)	holds rights to, directly or indirectly, acquire shares, whether or not already issued, representing five percent or more of the total issued and outstanding capital of the Company, or of the issued and outstanding capital of any class of shares of the Company; or

(iii)	owns, or holds certain rights on, profit participating certificates that relate to five percent or more of the annual profit of the Company or to five percent or more of the liquidation proceeds of the Company.

A Shareholder who is an individual and has ownership of shares of the Company will also have a substantial interest if his partner or one of certain relatives of the Shareholder or of his partner has a substantial interest. If a Shareholder who has a substantial interest in the Company holds other shares in the Company, including shares of a different class, or holds profit-sharing certificates of the Company, these will also become part of the substantial interest of the Shareholder.

Generally, a Shareholder has a fictitious substantial interest if, without having an actual substantial interest in the Company:

(i)	an enterprise has been contributed to the Company in exchange for shares on an elective non-recognition basis;

(ii)	the shares have been obtained on a non-recognition basis under matrimonial law or, by election, under gift law or inheritance law,, while the previous shareholder had a substantial interest in the Company;

(iii)	the shares have been acquired pursuant to a share merger, legal merger or legal demerger, on an elective non-recognition basis, while the Shareholder prior to this transaction had a substantial interest in an entity that was party thereto; or

(iv)	the shares were part of a substantial interest, and at the time the shares were no longer part of such substantial interest, the Shareholder elected not to recognize any gains with respect to the shares that the Shareholder continued to hold.

Dutch Individuals not engaged or deemed to be engaged in an enterprise or in miscellaneous activities and not having a substantial interest or fictitious substantial interest

Generally, the Shares held by a Dutch Individual who is not engaged or deemed to be engaged in an enterprise or in miscellaneous activities and who does not have a substantial, or fictitious substantial, interest in the Company, will be subject annually to an income tax imposed on a fictitious yield on such Shares. The Shares held by such Dutch Individual will be taxed under the regime for savings and investments (inkomen uit sparen en beleggen). Irrespective of the actual income or capital gains realized, the annual taxable benefit of the assets and liabilities of a Dutch Individual that are taxed under this regime, including the Shares, is set at a percentage of the positive balance of the fair market value of such assets, including the Shares, over the fair market value of such liabilities. The percentage increases:

(i)	from 2.87% of such positive balance up to EUR 75,000;

(ii)	to 4.60% of such positive balance of EUR 75,000 up to EUR 975,000; and

(iii)	to a maximum of 5.39% of such positive balance of EUR 975,000 or higher.

No taxation occurs if such positive balance does not exceed a certain threshold (heffingvrije vermogen). The fair market value of assets, including the Shares, and liabilities that are taxed under this regime is measured, in general, exclusively on 1 January of every calendar year. The tax rate under the regime for savings and investments is a flat rate of 30% (2016).

Dutch Corporate Entities

Dutch Corporate Entities are generally subject to corporate income tax at statutory rates up to 25% with respect to any benefits derived or deemed to be derived from the Shares, including any capital gains realized on the disposal thereof.

Non-residents in the Netherlands

The description of certain Dutch tax consequences in the following statement is only intended for Shareholders:

(a)	who are individuals not resident and not deemed to be resident in the Netherlands (“Non-Dutch Individuals”); or

(b)	that are entities not resident and not deemed to be resident in the Netherlands (“Non-Dutch Corporate Entities”).

A Non-Dutch Individual or a Non-Dutch Corporate Entity will not be subject to any Dutch Taxes on income or capital gains in respect of the purchase, ownership and disposal or transfer of the Shares, other than withholding tax as described above, except if:

(i)	the Non-Dutch Individual or Non-Dutch Corporate Entity derives profits from an enterprise, whether as an entrepreneur or pursuant to a co-entitlement to the net worth of such enterprise other than as an entrepreneur or a shareholder, which enterprise is, in whole or in part, carried on through a permanent establishment (vaste inrichting) or a permanent representative (vaste vertegenwoordiger) in the Netherlands, to which the Shares are attributable;

(ii)	the Non-Dutch Individual has a substantial, or fictitious substantial, interest, in the Company which is not attributable to an enterprise or derives benefits from miscellaneous activities carried out in the Netherlands in respect of the Shares, including (without limitation) activities which are beyond the scope of active portfolio investment activities;

(iii)	the Non-Dutch Corporate Entity holds a substantial, or fictitious substantial, interest in the Company with the main purpose, or one of the main purposes, of avoiding that another individual or corporate entity would be subject to income or dividend withholding tax and artificial arrangements are used to achieve such purpose;

(iv)	the Non-Dutch Individual is entitled to a share in the profits of an enterprise, other than by way of securities, which enterprise is effectively managed in the Netherlands and to which enterprise the Shares are attributable;

(v)	the Non-Dutch Corporate Entity is entitled to a share in the profits of an enterprise or a co-entitlement to the net worth of an enterprise, other than by way of securities, which enterprise is effectively managed in the Netherlands and to which enterprise the Shares are attributable; or

(vi)	the Non-Dutch Corporate Entity is resident in Aruba, Curacao, or Saint Martin having an enterprise which is, in whole or in part, carried on through a permanent establishment or a permanent representative in Bonaire, Sint Eustatius or Saba, to which the Shares are attributable.

However, if and for as long as the Company is resident solely in Germany for the purposes of the 2012 Germany-Netherlands Treaty, a Non-Dutch Individual or Non-Dutch Corporate Entity holding a substantial interest, or fictitious substantial interest, in the Company will not be subject to Dutch Taxes on income or capital gains in respect of the ownership and disposal of the Shares.

Gift Tax and Inheritance Tax

No Dutch gift tax or inheritance tax is due in respect of any gift of the Shares by, or inheritance of the Shares on the death of, a Shareholder, except if:

(i)	at the time of the gift or death of the Shareholder, the Shareholder is resident, or is deemed to be resident, in the Netherlands;

(ii)	the Shareholder passes away within 180 days after the date of the gift of the Shares while being, or being deemed to be, resident in the Netherlands at the time of his death but not at the time of the gift; or

(iii)	the gift of the Shares is made under a condition precedent and the Shareholder is resident, or is deemed to be resident, in the Netherlands at the time the condition is fulfilled.

For purposes of Dutch gift tax or inheritance tax, an individual who is of Dutch nationality will be deemed to be resident in the Netherlands if such individual has been resident in the Netherlands at any time during the 10 years preceding the date of the gift or his death. For purposes of Dutch gift tax, any individual, irrespective of his nationality, will be deemed to be resident in the Netherlands if such individual has been resident in the Netherlands at any time during the 12 months preceding the date of the gift.

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

This discussion is based on the Code, administrative pronouncements, judicial decisions, final, temporary and proposed Treasury regulations, and the income tax treaty between Germany and the United States (the “Treaty”) all as of the date hereof, any of which is subject to change or differing interpretations, possibly with retroactive effect.

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

Passive Foreign Investment Company Rules

Under the Code, we will be a PFIC for any taxable year in which, after the application of certain “look-through” rules with respect to subsidiaries, either (i) 75% or more of our gross income consists of “passive income,” or (ii) 50% or more of the average quarterly value of our assets consist of assets that produce, or are held for the production of, “passive income.” Passive income generally includes interest, dividends, rents, certain non-active royalties and capital gains. Because (i) we currently own a substantial amount of passive assets, including cash, and (ii) the valuation of our assets, including our intangible assets, that generate non-passive income as implied by our market capitalization on various dates during 2016 (and which had declined from levels experienced in 2015), is and has been less than the value of our passive assets on such dates, we were likely a PFIC in 2016 and may continue to be a PFIC in future taxable years.

In addition, we may, directly or indirectly, hold equity interests in Lower-tier PFICs. Under attribution rules, if we are a PFIC, U.S. Holders will be deemed to own their proportionate shares of Lower-tier PFICs and will be subject to U.S. federal income tax according to the rules described in the following paragraphs on (i) certain distributions by a Lower-tier PFIC and (ii) a disposition of shares of a Lower-tier PFIC, in each case as if the U.S. Holders held such shares directly, even though the U.S. Holders have not received the proceeds of those distributions or dispositions directly.

If we were a PFIC for any taxable year during which a U.S. Holder held common shares (assuming such U.S. Holder has not made a timely mark-to-market election or QEF Election, each as described below), gain recognized by a U.S. Holder on a sale or other disposition (including certain pledges) of the common shares or on an indirect disposition of shares of a Lower-tier PFIC would be allocated ratably over the U.S. Holder’s holding period for the common shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the amount allocated to that taxable year. Further, to the extent that any distribution received by a U.S. Holder on its common shares (or a distribution by a Lower-tier PFIC to its shareholder that is deemed to be received by a U.S. Holder) exceeds 125% of the average of the annual distributions on the common shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain, described immediately above.

If we are a PFIC for any taxable year during which a U.S. Holder holds common shares, we generally would continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder holds common shares, even if we ceased to meet the threshold requirements for PFIC status.

A U.S. Holder can avoid certain of the adverse rules described above by making a mark-to-market election with respect to its common shares, provided that the common shares are “marketable.” Common shares will be marketable if they are “regularly traded” on a “qualified exchange” or other market within the meaning of applicable Treasury regulations. If a U.S. Holder makes the mark-to-market election, it generally will recognize as ordinary income any excess of the fair market value of the common shares at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the common shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the U.S. Holder’s tax basis in the common shares will be adjusted to reflect the income or loss amounts recognized. Any gain recognized on the sale or other disposition of common shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). U.S. Holders should consult their tax advisers regarding the availability and advisability of making a mark-to-market election in their particular circumstances. In particular, U.S. Holders should consider carefully the impact of a mark-to-market election with respect to their common shares because we may have Lower-tier PFICs for which a mark-to-market election may not be available.

In addition, in order to avoid the application of the foregoing rules, a U.S. Holder can make QEF Elections with respect to us and each Lower-tier PFIC in the first taxable year that we and each Lower-tier PFIC are treated as PFICs with respect to the U.S. Holder. A U.S. Holder must make the QEF Election for each PFIC by attaching a properly completed U.S. Internal Revenue Service (“IRS”) Form 8621 for each PFIC to the U.S. Holder’s timely filed U.S. federal income tax return. We currently intend to provide the information necessary for a U.S. Holder to make a QEF Election with respect to us and each Lower-tier PFIC that we control for 2016 and for any future years with respect to which we determine that we or any Lower-tier PFIC that we control are or are likely to be a PFIC.

If we are a PFIC for any year and a U.S. Holder makes a QEF Election with respect to us and any Lower-tier PFIC in the first taxable year that we and each Lower-tier PFIC are treated as PFICs with respect to the U.S. Holder, the U.S. Holder will be currently taxable on its pro rata share of the relevant PFIC’s ordinary earnings and net capital gain (at ordinary income and capital gain rates, respectively) for each taxable year that the entity is classified as a PFIC. If a U.S. Holder makes a QEF Election with respect to us, any distributions paid by us out of our earnings and profits that were previously included in the U.S. Holder’s income under the QEF Election would not be taxable to the U.S. Holder. A U.S. Holder will increase its tax basis in its common shares by an amount equal to any income included under the QEF Election and will decrease its tax basis by any amount distributed on the common shares that is not included in the U.S. Holder’s income. In addition, a U.S. Holder will recognize capital gain or loss on the disposition of common shares in an amount equal to the difference between the amount realized and the U.S.

Holder’s adjusted tax basis in the common shares, as determined in U.S. dollars. U.S. Holders should note that if they make QEF Elections with respect to us and any Lower-tier PFICs, they may be required to pay U.S. federal income tax with respect to their common shares for any taxable year significantly in excess of any cash distributions received on the common shares for such taxable year. U.S. Holders should consult their tax advisers regarding making QEF Elections in their particular circumstances.

In addition, if we were a PFIC or, with respect to a particular U.S. Holder, were treated as a PFIC for the taxable year in which we paid a dividend or for the prior taxable year, the preferential dividend rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply.

If a U.S. Holder owns common shares during any year in which we are a PFIC, the U.S. Holder generally must file annual reports containing such information as the U.S. Treasury may require on IRS Form 8621 (or any successor form) with respect to us (regardless of whether a mark-to-market election or QEF Election is made), generally with the U.S. Holder’s federal income tax return for that year.

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

Between the effective date of the Registration Statement and December 31, 2016, we used approximately $29 million of the net proceeds to fund research and development expenses for AFM13, AFM11 and AFM21/22/24. None of the net proceeds (other than compensation to our management board and supervisory board as disclosed in this Annual Report) were used to make payments, directly or indirectly, to (i) any of our directors, officers or their associates, (ii) any persons owning 10% or more of our common shares or (iii) any of our affiliates. The intended use of these proceeds has not changed from the information mentioned in the prospectus relating to the Registration Statement.

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

B.       Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based upon criteria established in Internal Control – Integrated Framework (2013) by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2016.

C.       Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report of our registered public accounting firm due to an exemption provided to emerging growth companies under the JOBS Act.

D.       Changes in Internal Control over Financial Reporting

No change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the financial year ended December 31, 2016 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. Principal Accountant Fees and Services

a)       Audit Fees

Audit fees in 2016 and 2015 amounted to €216,000 and €322,000, respectively, and relate to audit services provided by our principal accountants in 2016, KPMG AG Wirtschaftsprüfungsgesellschaft and other KPMG International member firms, in connection with the audit of the consolidated financial statements and statutory audits, quarterly reviews, review of registration statements and comfort letters for the Company. The aggregate audit fees include fees billed or accrued for professional services rendered by the principal accountant for the audit of our annual financial statements and review of the interim condensed consolidated financial statements and additional services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements, except for those not required by statute or regulation.

b)       Audit-Related Fees

None.

c)       Tax Fees

None.

d)       All Other Fees

Other fees in 2016 and 2015 amounted to €7,000 and €14,000, respectively, and relate to consulting services provided by our principal accountants, KPMG AG Wirtschaftsprüfungsgesellschaft, for the design of internal controls.

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

ITEM 16E. Purchases of equity securities by the issuer and affiliated purchasers

In 2016, no purchases of our equity securities were made by or on behalf of Affimed or any affiliated purchaser.

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

Director Compensation

As permitted by the listing requirements of Nasdaq, we have also opted out of the requirements of Nasdaq Listing Rule 5250(b)(3), which requires an issuer to disclose information regarding third party compensation of its directors or director nominees.

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

ITEM 18. Financial statements

Financial Statements are filed as part of this Annual Report, see page F-1.

ITEM 19. Exhibits

(a)       The following documents are filed as part of this registration statement:

Exhibit No.	Exhibit

1.1	Articles of Association of Affimed N.V. (incorporated by reference to exhibit 3.1 of the Affimed N.V. registration statement on Form F-1 (Registration no. 333-197097) filed with the Commission on September 17, 2014).

2.1	Registration Rights Agreement between Affimed N.V. and the shareholders listed therein (incorporated by reference to exhibit 4.1 of the Affimed N.V. report on Form 6-K (Registration no. 001-36619) filed with the Commission on September 22, 2014).

4.1†	License Agreement, dated September 29, 2006 between Affimed Therapeutics AG and XOMA Ireland Limited (incorporated by reference to exhibit 10.1 of the Affimed N.V. registration statement on Form F-1 (Registration no. 333-197097) filed with the Commission on June 27, 2014).

4.2†	License Agreement, dated March 8, 2001 between Affimed Therapeutics AG and Deutsches Krebsforschungszentrum (DKFZ) (incorporated by reference to exhibit 10.2 of the Affimed N.V. registration statement on Form F-1 (Registration no. 333-197097) filed with the Commission on June 27, 2014).

4.3	Memorandum of Clarification of License Agreement Signed Between Affimed Therapeutics AG and Deutsches Krebsforschungszentrum (DKFZ), dated March 8, 2001 (incorporated by reference to exhibit 10.3 of the Affimed N.V. registration statement on Form F-1 (Registration no. 333-197097) filed with the Commission on June 27, 2014).

4.4†	Amendment to License Agreement, dated June 13, 2006 between Affimed Therapeutics AG and Deutsches Krebsforschungszentrum (DKFZ) (incorporated by reference to exhibit 10.4 of the Affimed N.V. registration statement on Form F-1 (Registration no. 333-197097) filed with the Commission on June 27, 2014).

4.5†	Amended and Restated License and Development Agreement dated July 11, 2013 between Affimed Therapeutics AG and Amphivena Therapeutics, Inc. (incorporated by reference to exhibit 4.5 of the Affimed N.V. Annual Report on Form 20-F for the year ended December 31, 2014 (File no. 001-36619) filed with the Commission on March 25, 2015).

4.6†	Research Funding Agreement dated August 15, 2013 between Affimed Therapeutics AG and The Leukemia and Lymphoma Society (incorporated by reference to exhibit 10.6 of the Affimed N.V. registration statement on Form F-1 (Registration no. 333-197097) filed with the Commission on June 27, 2014).

4.7†	Amendment No. 1 to the Research Funding Agreement, dated April 29, 2014 between Affimed Therapeutics AG and The Leukemia and Lymphoma Society (incorporated by reference to exhibit 10.7 of the Affimed N.V. registration statement on Form F-1 (Registration no. 333-197097) filed with the Commission on June 27, 2014).

4.8	English language summary of Lease Agreement, dated September 19, 2000 and amendments thereto between Affimed Therapeutics AG and Technologiepark Heidelberg II GmbH & Co. KG (incorporated by reference to exhibit 10.8 of the Affimed N.V. registration statement on Form F-1 (Registration no. 333-197097) filed with the Commission on June 27, 2014).

4.9	Lease Contract dated October 1, 2009, between Abcheck s.r.o. and Vĕdeckotechnický park Plzeń a.s. (incorporated by reference to exhibit 10.9 of the Affimed N.V. registration statement on Form F-1 (Registration no. 333-197097) filed with the Commission on June 27, 2014).

4.10	Amendment No. 4 to Lease Contract dated October 1, 2009, between Abcheck s.r.o. and Vĕdeckotechnický park Plzeń a.s., dated June 30, 2011 (incorporated by reference to exhibit 10.10 of the Affimed N.V. registration statement on Form F-1 (Registration no. 333-197097) filed with the Commission on June 27, 2014).

4.11	Amendment No. 5 to Lease Contract dated October 1, 2009, between Abcheck s.r.o. and Vĕdeckotechnický park Plzeń a.s., dated November 14, 2012 (incorporated by reference to exhibit 10.11 of the Affimed N.V. registration statement on Form F-1 (Registration no. 333-197097) filed with the Commission on June 27, 2014).

4.12	Investment Agreement Series D Round of Financing, Affimed Therapeutics AG, Heidelberg, Germany, dated September 24, 2012 (incorporated by reference to exhibit 10.12 of the Affimed N.V. registration statement on Form F-1 (Registration no. 333-197097) filed with the Commission on August 19, 2014).

4.13	Investment Agreement Pre-IPO Financing, Affimed Therapeutics AG, Heidelberg, Germany, dated June 24, 2014 (incorporated by reference to exhibit 10.13 of the Affimed N.V. registration statement on Form F-1 (Registration no. 333-197097) filed with the Commission on August 19, 2014).

4.14	Convertible Bridge Loan Agreement, dated June 28, 2013 by and between the shareholders party thereto and Affimed Therapeutics AG (incorporated by reference to exhibit 10.14 of the Affimed N.V. registration statement on Form F-1 (Registration no. 333-197097) filed with the Commission on August 19, 2014).

4.15	Amendment to Investment Agreement Pre-IPO Financing, Affimed Therapeutics AG, Heidelberg, Germany (incorporated by reference to exhibit 10.15 of the Affimed N.V. registration statement on Form F-1 (Registration no. 333-197097) filed with the Commission on August 19, 2014).

4.16	Form of Supervisory Director and Managing Director Indemnification Agreement (incorporated by reference to exhibit 10.16 of the Affimed N.V. registration statement on Form F-1 (Registration no. 333-197097) filed with the Commission on August 19, 2014).

4.17	Term Facility Agreement between Affimed Therapeutics AG (now Affimed GmbH) and PCOF 1, LLC dated as of 24 July 2014 (incorporated by reference to exhibit 10.17 of the Affimed N.V. registration statement on Form F-1 (Registration no. 333-197097) filed with the Commission on August 19, 2014).

4.18	Amendment No. 1 to Term Facility Agreement, dated April 29, 2015 between Affimed GmbH and Perceptive Credit Opportunities Fund, LP (incorporated by reference to exhibit 4.18 of the Affimed N.V. Annual Report on Form 20-F for the year ended December 31, 2015 (File no. 001-36619) filed with the Commission on March 30, 2016).

4.19	Amendment No. 2 to Term Facility Agreement, dated August 14, 2015 between Affimed GmbH and Perceptive Credit Opportunities Fund, LP (incorporated by reference to exhibit 4.19 of the Affimed N.V. Annual Report on Form 20-F for the year ended December 31, 2015 (File no. 001-36619) filed with the Commission on March 30, 2016).

4.20	Letter Agreement with respect to Term Facility Agreement, dated March 29, 2016 between Affimed GmbH and Perceptive Credit Opportunities Fund, LP (incorporated by reference to exhibit 4.20 of the Affimed N.V. Annual Report on Form 20-F for the year ended December 31, 2015 (File no. 001-36619) filed with the Commission on March 30, 2016).

4.21	Loan Agreement, dated November 30, 2016 between Affimed GmbH and Silicon Valley Bank (incorporated by reference to exhibit 10.1 of the Affimed N.V. report on Form 6-K (File no. 001-36619) filed with the Commission on December 6, 2016).

4.22	Deed of Guaranty and Indemnity, dated November 30, 2016 between Affimed N.V. and Silicon Valley Bank (incorporated by reference to exhibit 10.2 of the Affimed N.V. report on Form 6-K (File no. 001-36619) filed with the Commission on December 6, 2016).

4.23	Omnibus Deed of Pledge, dated November 30, 2016 between Affimed N.V. and Silicon Valley Bank (incorporated by reference to exhibit 10.3 of the Affimed N.V. report on Form 6-K (File no. 001-36619) filed with the Commission on December 6, 2016).

4.24	Share Pledge Agreement, dated November 30, 2016 between Affimed N.V. and Silicon Valley Bank (incorporated by reference to exhibit 10.4 of the Affimed N.V. report on Form 6-K (File no. 001-36619) filed with the Commission on December 6, 2016).

4.25	Account Pledge Agreement, dated November 30, 2016 between Affimed N.V. and Silicon Valley Bank (incorporated by reference to exhibit 10.5 of the Affimed N.V. report on Form 6-K (File no. 001-36619) filed with the Commission on December 6, 2016).

4.26	Account Pledge Agreement, dated November 30, 2016 between Affimed GmbH and Silicon Valley Bank (incorporated by reference to exhibit 10.6 of the Affimed N.V. report on Form 6-K (File no. 001-36619) filed with the Commission on December 6, 2016).

4.27	Security Assignment Agreement, dated November 30, 2016 between Affimed GmbH and Silicon Valley Bank (incorporated by reference to exhibit 10.7 of the Affimed N.V. report on Form 6-K (File no. 001-36619) filed with the Commission on December 6, 2016).

4.28	Security Transfer Agreement, dated November 30, 2016 between Affimed GmbH and Silicon Valley Bank (incorporated by reference to exhibit 10.8 of the Affimed N.V. report on Form 6-K (File no. 001-36619) filed with the Commission on December 6, 2016).

8.1	List of subsidiaries (incorporated by reference to exhibit 4.5 of the Affimed N.V. Annual Report on Form 20-F for the year ended December 31, 2014 (File no. 001-36619) filed with the Commission on March 25, 2015).

12.1*	Certification of Adi Hoess pursuant to 17 CFR 240.13a-14(a).

12.2*	Certification of Florian Fischer pursuant to 17 CFR 240.13a-14(a).

13.1*	Certification of Adi Hoess pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C. 1350.

13.2*	Certification of Florian Fischer pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C. 1350.

15.1*	Consent of KPMG AG Wirtschaftsprüfungsgesellschaft.

*	Filed herewith

†	Confidential treatment requested as to portions of the exhibit. Confidential materials omitted and filed separately with the Securities and Exchange Commission.

(b)       Financial Statement Schedules

None.

Signatures

The registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 20-F and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Heidelberg, Germany on March 30, 2017.

AFFIMED N.V.

By:	/s/ Adi Hoess
	Name:	Adi Hoess
	Title:	Chief Executive Officer

By:	/s/ Florian Fischer
	Name:	Florian Fischer
	Title:	Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Supervisory Board
Affimed N.V.

        We have audited the accompanying consolidated statements of financial position of Affimed N.V. (the “Company”) as of December 31, 2016 and 2015, the related consolidated statements of comprehensive loss, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2016. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Affimed N.V. as of December 31, 2016 and 2015, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2016 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ KPMG AG Wirtschaftsprüfungsgesellschaft

Leipzig, Germany
March 14, 2017

Affimed N.V.
Consolidated Statement of Comprehensive Loss
(in € thousand)

	Note	2014	2015	2016
		(in € thousand)
Revenue	6	3,382	7,562	6,314

Other income – net	7	381	651	145
Research and development expenses	8	(9,595)	(22,008)	(30,180)
General and administrative expenses	9	(2,346)	(7,548)	(8,323)

Operating loss		(8,178)	(21,343)	(32,044)

Finance income / (costs) – net	11	7,753	1,104	(230)

Loss before tax		(425)	(20,239)	(32,274)

Income taxes	12	166	0	58

Loss for the period		(259)	(20,239)	(32,216)

Total comprehensive loss		(259)	(20,239)	(32,216)

Loss per share in € per share (undiluted = diluted)		(0.01)	(0.71)	(0.97)

The Notes are an integral part of these consolidated financial statements.

Affimed N.V.
Consolidated Statement of Financial Position
(in € thousand)

	Note	December 31, 2015	December 31, 2016
		(in € thousand)
ASSETS
Non-current assets

Intangible assets		72	55
Leasehold improvements and equipment		915	822
		987	877
Current assets

Inventories		228	197
Trade and other receivables	13	915	2,255
Other assets		452	516
Financial assets	14	0	9,487
Cash and cash equivalents		76,740	35,407

		78,335	47,862

TOTAL ASSETS		79,322	48,739

EQUITY AND LIABILITIES
Equity

Issued capital		333	333
Capital reserves		187,169	190,862
Accumulated deficit		(120,228)	(152,444)
Total equity	15	67,274	38,751

Non current liabilities

Borrowings	17	3,104	3,617
Total non-current liabilities		3,104	3,617

Current liabilities

Trade and other payables	18	4,444	5,323
Borrowings	17	1,472	973
Deferred revenue	6	3,028	75
Total current liabilities		8,944	6,371

TOTAL EQUITY AND LIABILITIES		79,322	48,739

The Notes are an integral part of these consolidated financial statements.

Affimed N.V.
Consolidated Statement of Cash Flows
(in € thousand)

	Note	2014	2015	2016
		(in € thousand)
Cash flow from operating activities
Loss for the period		(259)	(20,239)	(32,216)
Adjustments for the period:
- Income taxes	12	(166)	0	(58)
- Depreciation and amortisation		441	336	369
- Loss from disposal of leasehold improvements and equipment		3	0	0
- Share based payments	16	(4,891)	2,220	3,545
- Finance income / costs – net	11	(7,753)	(1,104)	230
		(12,625)	(18,787)	(28,130)
Change in trade and other receivables	13	62	24	(1,311)
Change in inventories		(59)	(29)	31
Change in other assets		0	(452)	(64)
Change in trade, other payables and deferred revenue	18	2,275	1,253	(2,177)

Cash used in operating activities		(10,347)	(17,991)	(31,651)
Interest received		2	10	102
Paid interest		(202)	(554)	(578)

Net cash used in operating activities		(10,547)	(18,535)	(32,127)

Cash flow from investing activities
Purchase of intangible assets		(45)	(28)	(21)
Purchase of leasehold improvements and equipment		(260)	(249)	(238)
Cash paid for investments in financial assets	14	0	0	(27,037)
Cash received from maturity of financial assets	14	0	0	18,147
Proceeds from sale of equipment		7	0	0

Net cash used for investing activities		(298)	(277)	(9,149)

Cash flow from financing activities
Proceeds from issue of common shares	15	43,213	56,615	6
Transactions costs related to issue of common shares		(5,343)	(3,117)	0
Proceeds from issue of preferred shares		2,999	0	0
Proceeds from borrowings	17	4,020	0	5,000
Transaction costs related to borrowings	17	0	0	(105)
Repayment of borrowings	17	0	0	(5,137)
Cash flow from financing activities		44,889	53,498	(236)

Net changes to cash and cash equivalents		34,044	34,686	(41,512)
Cash and cash equivalents at the beginning of the period		4,151	39,725	76,740
Exchange-rate related changes of cash and cash equivalents		1,530	2,329	179
Cash and cash equivalents at the end of the period		39,725	76,740	35,407

The Notes are an integral part of these consolidated financial statements.

Affimed N.V.
Consolidated Statement of Changes in Equity
(in € thousand)

	Note	Issued Capital	Capital Reserves	Own shares	Accumulated Deficit	Total Equity
		(in € thousand)
Balance as of January 1, 2014		63	469	(25)	(99,730)	(99,223)

Exchange of preferred shares		97	84,907	25		85,029
Issue of common shares		80	37,791			37,871
Modification of cash-settled share based payment awards			7,648			7,648
Equity-settled share based payment awards			299			299
Issue of warrant note (Perceptive loan)	17		430			430
Loss for the period					(259)	(259)

Balance as of December 31, 2014		240	131,544	0	(99,989)	31,795

Balance as of January 1, 2015		240	131,544	0	(99,989)	31,795

Issue of common shares	15	91	52,463			52,554
Exercise of share based payment awards	16	2	942			944
Equity-settled share based payment awards	16		2,220			2,220
Loss for the period					(20,239)	(20,239)

Balance as of December 31, 2015		333	187,169	0	(120,228)	67,274

Balance as of January 1, 2016		333	187,169	0	(120,228)	67,274
Issue of common shares(1)	15	0	6			6
Equity-settled share based payment awards	16		3,545			3,545
Issue of warrant note (loan Silicon Valley Bank)	16		142			142
Loss for the period					(32,216)	(32,216)

Balance as of December 31, 2016		333	190,862	0	(152,444)	38,751

(1)	Issue of 3,341 shares

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

The consolidated financial statements of Affimed comprise the Company and its wholly owned and controlled subsidiaries Affimed GmbH, Heidelberg, Germany (former Affimed Therapeutics AG), AbCheck s.r.o., Plzen, Czech Republic and Affimed Inc., Delaware, USA. Financial information presented in the consolidated financial statements for periods prior to the consummation of the corporate reorganization on September 17, 2014 is that of Affimed GmbH and its subsidiary AbCheck s.r.o. Affimed N.V. had not conducted any operations and had not held any assets or liabilities, including contingent liabilities, prior to the reorganization. Affimed Inc. was formed in February 2015 and provides internal services for the Group.

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

The conversion of preferred shares in Affimed Therapeutics AG that had been classified as liability into common shares of Affimed N.V. resulted in a gain of €4,835 recognized as finance income in 2014.

Affimed N.V.
Notes to the Consolidated Financial Statements
(in € thousand)

3.	Basis of Preparation – Consolidated Financial Statements

Statement of Compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS).

The consolidated financial statements were authorized for issuance by the management board on March 14, 2017.

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

Affimed N.V.
Notes to the Consolidated Financial Statements
(in € thousand)

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

Foreign exchange gains or losses that relate to borrowings, cash and cash equivalents and financial assets are presented in the statement of comprehensive loss within ‘finance income/costs net’. All other foreign exchange gains and losses are presented in the statement of comprehensive loss within ‘Other income/expenses – net’.

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

Collaboration and license agreements are evaluated to determine whether they involve multiple elements that can be considered separate units of accounting. To date, the Group has not licensed or sold its intellectual property without continuing involvement by providing the related research and development services. Accordingly, the results under the Group’s collaboration and license agreements have not qualified as separate units of accounting.

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

Milestone payments are contingent upon the achievement of contractually stipulated targets. The achievement of these milestones depends largely on meeting specific requirements laid out in the collaboration and license agreements. Consideration that is contingent upon achievement of a milestone is recognized in its entirety as revenue in the period in which the milestone is achieved, but only if the consideration earned from the achievement of a milestone meets all the criteria for the milestone to be considered substantive at the inception of the agreement. For a milestone to be considered substantive, the consideration earned by achieving the milestone must (i) be commensurate with either the Group's performance to achieve the milestone or the enhancement of the value of the item delivered as a result of a specific outcome resulting from the Group's performance to achieve the milestone, (ii) relate solely to past performance, and (iii) be reasonable relative to all results and payment terms in the collaboration agreement.

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

Affimed N.V.
Notes to the Consolidated Financial Statements
(in € thousand)

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

The Company’s share-based payment awards outstanding as of December 31, 2015 and 2016 are classified as equity-settled share-based payment plans. Fair value of share-based equity-settled compensation plans is measured at grant date and compensation cost is recognized over the vesting period with a corresponding increase in equity. Fair value is estimated using the Black-Scholes-Merton formula. The formula determines the value of an option based on input parameters like the value of the underlying instrument, the exercise price, the expected volatility of share price returns, dividends, the risk-free interest rate and the time to maturity of the option. The number of stock options expected to vest is estimated at each measurement date.

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

Finance costs comprise interest expense on borrowings including gains or losses from early extinguishment of debt. Borrowing costs are recognized in profit or loss using the effective interest method.

Financial Instruments

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

Affimed N.V.
Notes to the Consolidated Financial Statements
(in € thousand)

(i)	Non-derivative financial assets

The Group’s non-derivative financial assets include trade and other receivables, certificates of deposit at banks with original maturities of more than three months and cash and cash equivalents.

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets and measured as loans and receivables. Loans and receivables are subsequently carried at amortized cost using the effective interest method.

Cash and cash equivalents comprise cash balances and call deposits with original maturities of three months or less.

(ii)	Non-derivative financial liabilities

The Group’s classes of financial liabilities are borrowings and trade and other payables. The Group initially recognizes non-derivative financial liabilities on the date that they are originated and measures them at amortized cost using the effective interest rate method. The Group derecognizes a financial liability when its contractual obligations are discharged, cancelled or expire.

(iii)	Compound financial instruments

The Company entered into certain loan agreements pursuant to which it issued warrants to purchase common shares of the Company at the option of the respective holders (see note 17). The number of shares to be issued does not vary with changes in their fair value.

The liability component of the loans were recognized initially at the fair value of a similar liability that did not have a warrant. The equity component was recognized initially at the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component. Subsequent to initial recognition, the liability component is measured at amortized cost using the effective interest method. The equity component is not re-measured subsequent to initial recognition except on conversion or expiry.

Impairment

(i)	Trade and other receivables

Trade and other receivables are assessed at each reporting date to determine whether there is objective evidence that they are impaired. Trade or other receivables are impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the receivable, and that the loss event had a negative effect on the estimated future cash flows of that receivable that can be estimated reliably. A loss event is the inability of a debtor to pay because of its bankruptcy. All receivables are assessed for specific impairment. Losses are recognized in profit or loss and reflected in an allowance account against receivables. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss. No impairments or reversals of impairments were recognized in 2014, 2015 or 2016.

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

The carrying amount of all trade and other receivables, certificates of deposit, cash and cash equivalents and trade and other payables is a reasonable approximation of the fair value and therefore information about the fair values of those financial instruments has not been disclosed. The note disclosure for the fair value of a loan (financial liability) is based on level 2 measurement procedures (see note 17).

Loss Per Share

Affimed presents loss per share data for its common shares. Loss per common share is calculated by dividing the loss of the period by the weighted average number of common shares outstanding during the period, adjusted for the stock split in 2014.

The Company has granted warrants under certain loan agreements (see note 17) and options under share-based payment programs (see note 16) which potentially have a dilutive effect; no instruments actually had a dilutive effect.

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

Affimed N.V.
Notes to the Consolidated Financial Statements
(in € thousand)

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

New Standards and Interpretations Applied for the First Time

A number of amendments to standards and new or amended interpretations are effective for annual periods beginning on or before January 1, 2016, and have been applied in preparing these financial statements.

Standard/Interpretation	Effective Date(1)
Annual Improvements to IFRSs 2012-2014 Cycle	January 1, 2016
Amendments to IAS 16, 38 Clarification of acceptable methods of depreciation and amortization	January 1, 2016
Amendments to IAS 1 Disclosure Initiative	January 1, 2016
Amendments to IFRS 10, 12 and IAS 28 Investment Entities	January 1, 2016
Amendment to IFRS 11 Accounting for Acquisitions of Interests in Joint Operations	January 1, 2016

(1)	Shall apply for periods beginning on or after the effective date.

The Group has reduced the scope of notes disclosure according to the amendment of IAS 1 Disclosure Initiative. None of the other amendments to standards and new or amended interpretations had an effect on the consolidated financial statements of the Group.

New Standards and Interpretations Not Yet Adopted

The following standards, amendments to standards and interpretations are effective for annual periods beginning after December 31, 2016, and have not been applied in preparing these consolidated financial statements.

Standard/Interpretation	Effective Date(1)
IFRS 15 Revenue from Contracts with Customers	January 1, 2018
IFRS 9 Financial Instruments (2014)	January 1, 2018
Amendments to IAS 7 Disclosure Initiative	January 1, 2017
IFRS 16 Leases	January 1, 2019
Clarifications to IFRS 15 Revenue from Contracts with Customers	January 1, 2018
Amendments to IFRS 2: Classification and Measurement of Share-based Payment Transactions	January 1, 2018
Annual Improvements to IFRS Standards 2014-2016 Cycle	January 1, 2018

(1)	Shall apply for periods beginning on or after the effective date.

The Group is assessing the potential impact that IFRS 9, 15 or 16 could have on its consolidated financial statements. The other new or amended standards and interpretations are not expected to have a significant effect on the consolidated financial statements of the Group.

Affimed N.V.
Notes to the Consolidated Financial Statements
(in € thousand)

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

	2014	2015	2016
Revenues:
Germany	111	125	6
Europe	367	711	1,397
USA	2,904	6,725	4,911
	3,382	7,562	6,314
Non-current assets as of December 31:
Germany		692	618
Czech Republic		295	259
		987	877

(iii)	Major Customers

In 2014 and 2015, the Group’s revenue with each of its two collaboration partners, Amphivena and the Leukemia and Lymphoma Society (in the following LLS), exceeded 10%. In 2016, the Group’s revenue with three customers exceeded 10%.

6.	Revenue

Collaboration Agreement Amphivena

Until July 2016, Affimed was party to a collaboration with Amphivena Therapeutics Inc., San Francisco, USA (in the following Amphivena). The purpose of the collaboration was the development of a product candidate for hematological malignancies. The collaboration included a License and Development Agreement between Amphivena and Affimed, which expired when Amphivena obtained the approval of an investigational new drug application (IND) from the FDA in July 2016.

Pursuant to the license and development agreement between Affimed and Amphivena, Affimed granted a license to intellectual property and agreed to perform certain services for Amphivena related to the development of a product candidate for hematological malignancies. In consideration for the research and development work that was performed, Amphivena was required to pay to Affimed service fees totaling approximately €16 million payable according to the achievement of milestones and phase progressions as described under the license and development agreement. Since the expiration of the agreement, the parties have been closing out the collaboration by exchanging documentation and transferring materials and third party contracts.

During the years 2014, 2015 and 2016, the Company recognized revenue upon achievement of milestones and for the performance of research and development services. Revenue in 2016 amounted to €3.4 million, net of Affimed’s share in funding Amphivena (2015: €4.8 million, 2014: €1.8 million).

Affimed N.V.
Notes to the Consolidated Financial Statements
(in € thousand)

Amphivena has obtained funding solely by issuing preferred stock to investors. Investors provide financing in exchange for preferred stock issued by Amphivena under the terms of certain stock purchase agreements. Through December 31, 2016, Affimed participated in the financing of Amphivena with cash investments of €1.7 million.

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

In June 2016, the research funding agreement with LLS was amended to reflect a shift to the development of combination therapeutic approaches so that the milestones now relate primarily to the development of a combination therapy.

The Company achieved several milestones and recognized revenue for related payments of €1.1 million in 2014, €1.6 million in 2015 and €0.4 million in 2016 for research and development services.

Research Service Agreements

AbCheck has entered into certain research service agreements. These research service agreements provide for non-refundable upfront technology access research funding or capacity reservation fees and milestone payments. The Group recognized revenue of €478 in 2014, €1,126 in 2015 and of €2,442 in 2016.

7.	Other Income and Expenses – Net

Other income and expenses, net mainly comprises income from government grants for research and development projects of €171 (2015: €716, 2014: €381).

8.	Research and Development Expenses

The following table shows the different types of expenses allocated to research and development costs:

	2014	2015	2016
	€
Third-party services	5,558	15,386	20,170
Personnel expenses	292	3,637	6,648
Legal, consulting and patent expenses	1,549	902	758
Costs of Materials	844	902	1,028
Amortisation and depreciation	428	308	322
Operating lease expenses	243	267	297
Other expenses	681	606	957
	9,595	22,008	30,180

In 2014, personnel expenses and Legal, consulting and patent expenses include a net gain of €1,480 for share based payments resulting from the decrease in the carrying amount of the liability for share-based payments prior to the corporate reorganization (see note 2).

Affimed N.V.
Notes to the Consolidated Financial Statements
(in € thousand)

9.	General and Administrative Expenses

The following table shows the different types of expenses allocated to general and administrative costs:

	2014	2015	2016
Personnel expenses	-2,836	3,658	4,729
Legal, consulting and audit fees	4,391	2,468	2,210
Operating lease expenses	81	89	111
Other expenses	710	1,333	1,273
	2,346	7,548	8,323

In 2014, personnel expenses and Legal, consulting and audit fees include a net gain of €3,412 for share based payments resulting from the decrease in the carrying amount of the liability for share-based payments due to the corporate reorganization (see note 2).

10.	Employee Benefits

The following table shows the items of employee benefits:

	2014	2015	2016
Wages and salaries	3,176	5,066	7,445
Social security costs	470	583	807
	3,646	5,649	8,252

The employer's contributions to pension insurance plans of €362 (2015: €269, 2014: €242) are classified as payments under a defined contribution plan, and are recognized as an expense.

11.	Finance Income and Finance Costs

	2014	2015	2016
Gain from exchange of Preferred Shares of Affirmed AG into Common Shares of Affirmed N.V. (see note 2)	4,835	0	0
Changes in fair value of derivative conversion feature	6,094	0	0
Interest Preferred Shares	-3,617	0	0
Interest Convertible Loan	-402	0	0
Interest Perceptive Loan Agreement (see note 17)	-260	-703	-762
Other finance cost Perceptive Loan Agreement (see note 17)	0	0	-242
Interest SVB Loan Agreement (see note 17)	0	0	-41
Foreign exchange differences	1,106	1,808	691
Interest certificates of deposit (see note 14)	0	0	122
Other finance income/finance costs	-3	-1	2
Finance income/costs – net	7,753	1,104	-230

12.	Income Taxes

The Company did not incur any material income tax in the periods presented. As of December 31, 2016 deferred tax liabilities from temporary differences result mainly from borrowings (€129; 2015: €142) and other assets (€121; 2015: €45). Deferred tax assets from differences resulting from trade and other receivables (€292; 2015: €338), intangible assets (€49; 2015: €44) and trade and other payables (€31; 2015: €15) have not been recognized as deferred tax assets as no sufficient future taxable profits or offsetting deferred tax liabilities are available. A reconciliation between actual income taxes and the expected tax benefit from the loss before tax multiplied by the Company's applicable tax rate is presented below:

	2014	2015	2016
Loss before tax	-425	-20,239	-32,274
Income tax benefit at tax rate of 29.825%	127	6,036	9,626
Adjustments due to impairment of deferred tax assets	2,787	-6,251	-8,747
Permanent differences	-2,837	199	-948
Adjustments for local tax rates	119	18	12
Non deductible expenses	0	163	154
Other	-30	-165	-39
Income taxes	166	0	58

Affimed N.V.
Notes to the Consolidated Financial Statements
(in € thousand)

In Germany, Affimed has tax losses carried forward of €117.6 million (2015: €89.2 million) for corporate income tax purposes and of €117.3 million (2015: €89.0 million) for trade tax purposes that are available indefinitely for offsetting against future taxable profits of that entity. Restrictions on the utilization of tax losses were mitigated through Economic Growth Acceleration Act (Wachstumsbeschleunigungsgesetz). According to the provisions of this act unused tax losses of a corporation as at the date of a qualified change in ownership are preserved to the extent they are compensated by an excess of the fair value of equity for tax purposes above its carrying amount of the Company. The maximum amount of tax losses at risk of being lost due to ownership changes is approximately €59 million. Deferred tax assets have not been recognized in respect of any losses carried forward as no sufficient taxable profits of Affimed are expected.

In the Czech Republic, all tax losses incurred in prior years (2015: €0.3 million) were used in the fiscal year 2016.

13.	Trade and Other Receivables

The trade receivables as of December 31, 2016 of €970 (2015: €105) are all due in the short-term, do not bear interest and are not impaired. As of December 31, 2016 trade receivables of €219 (2015: €0) were overdue. Other receivables are all due short-term and mainly comprise receivables for research and development grants and other government subsidies of €14 (2015: €68), value-added tax receivables of €642 (2015: €607) and receivables related to refunding of research and development costs €385 (2015: €0).

14.	Financial Assets

Financial assets include certificates of deposit denominated in U.S. dollars ($10 million) due in March 2017. In 2016, the Group recognized foreign exchange gains of €597 and interest income of €122 related to certificates of deposit.

15.	Equity

At December 31, 2016 the share capital of €333 (2015: €333) is divided into 33,262,745 (2015: 33,259,404) common shares with a par value of €0.01.

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

In December 2016, the Company issued 3,341 common shares in connection with its at-the-market sales agreement and received proceeds of €6.

According to the articles of association of Affimed N.V., up to 55,000,000 common shares and 55,000,000 preferred shares with a par value of €0.01 are authorized to be issued. As of December 31, 2016, 33,262,745 (December 31, 2015: 33,259,404) common shares have been issued and are outstanding. Preferred shareholders are entitled to receive a fixed dividend yield prior to common shareholders, unpaid preferred dividends accumulate. As of December 31, 2016 no preferred shares have been issued.

16.	Share Based Payments

In the corporate reorganization on September 17, 2014, an equity-settled share based payment program was established by Affimed N.V. (ESOP 2014). Based on this program, the Company granted 795,000 awards in 2015 and 1,778,095 awards in 2016 to certain members of the Management Board, the Supervisory Board, consultants and employees. The awards vest in installments over three years, and the final exercise date of the options is 10 years after the grant date of the instruments. All outstanding share-based payment awards issued prior to the corporate reorganization were modified and exchanged for equity-settled awards (see note 2).

Affimed N.V.
Notes to the Consolidated Financial Statements
(in € thousand)

As of December 31, 2016, 3,044,045 ESOP 2014 awards were outstanding (December 31, 2015: 1,350,000), 952,458 awards (December 31, 2015: 259,583) were vested. 83,750 ESOP 2014 awards forfeited due to termination of employment, and no options were exercised. The options outstanding at December 31, 2016 had an exercise price in the range of $2.51 to $13.47 (2015: $5.18 to $13.47) and weighted average remaining contractual life of 8.9 years (2015: 9.2 years)

The expense of the granted options is recorded over the vesting period, starting from the service commencement date, which is generally the grant date.

In 2016, an expense of €3,545 was recognized affecting research and development expenses (€1,178) and general and administrative expenses (€2,367). In 2015, an expense of €2,220 was recognized affecting research and development expenses (€611) and general and administrative expenses (€1,609). In 2014, a net gain for share-based compensation of €4,892 was recognized affecting research and development expenses (€1,480) and general and administrative expenses (€3,412) including a gain of €8,261 due to the re-measurement of the previously issued awards under ESOP 2007 and the carve-out plan as of September 17, 2014, the modification date.

The fair value of options granted under the ESOP 2014 program was determined using the Black-Scholes valuation model. As the Company was listed on the NASDAQ the closing price of the common shares at grant date was used. Other significant inputs into the model are as follows (weighted average):

	2015	2016
Fair value at grant date	$4.99	$1.99
Share price at grant date	$8.72	$3.55
Exercise price	$8.74	$3.57
Expected volatility	65%	69%
Expected life	5.90	5.90
Expected dividends	0.00	0.00
Risk-free interest rate	0.17%	-0.32%

Expected volatility is estimated based on the observed daily share price returns of a peer group measured over a historic period equal to expected life. In the second quarter of 2016 Affimed was introduced to the peer group as sufficient trading data became available to use the share price returns of Affimed to estimate volatility over a historic period equal to expected life.

17.	Borrowings

Perceptive

In July 2014, the Company entered into a credit facility agreement with an affiliate of Perceptive Advisors LLC (the “Perceptive loan”) of $14 million and drew an amount of $5.5 million as of July 31, 2014. Repayment started in April 2016 in monthly installments of $200, with the final balance due in August 2018. Finance costs included interest of an annual rate of 9% plus one month LIBOR, with LIBOR deemed to equal 1% if LIBOR is less than 1%, and an arrangement fee in the amount of 2% of the facility. In addition, the Company issued 106,250 warrants to the lender. The warrants are convertible into common shares of the Company with a strike price of $8.80. Upon initial recognition, the fair value of the warrant of €613 was recognized in equity, net of tax of €183. Fair value was determined using the Black-Scholes-Merton formula, with an expected volatility of 65% and an expected time of six years to exercise of the warrant. The contractual maturity of the warrant is ten years.

In 2015, the Company and Perceptive agreed to cancel the option to draw the outstanding facility of $8.5 million. In 2016 the Company repaid all outstanding amounts under the Perceptive loan. The group recognized early repayment fees of €110 and extinguishment losses of the debt of €132.

The loan was measured at amortized cost using the effective interest method. Interest costs of €762 (2015: €703; 2014: €258) and foreign exchange losses of €86 (2015: €527; 2014: €424) were recognized in profit or loss. As of December 31, 2015 the fair value of the liability amounted to €4,978 whereas the carrying amount was €4,576. In 2015, according to the repayment schedule €1,472 were classified as current liabilities.

Affimed N.V.
Notes to the Consolidated Financial Statements
(in € thousand)

Silicon Valley Bank

On November 30, 2016, the Company entered into a loan agreement with Silicon Valley Bank (the “SVB loan”) which provides the Company with a senior secured term loan facility for up to €10.0 million available in two tranches. As of December 31, 2016 the Company has drawn the initial tranche of €5.0 million.

Finance costs comprise the interest rate of one-month EURIBOR plus an applicable margin of 5.5%, with a floor of 5.5%, related one-time legal and arrangement fees of €226 and a final payment fee equal to 10% of the total principal amount to be paid with the last instalment. Pursuant to the loan agreement, the Group also granted 166,297 warrants to SVB to purchase Affimed’s common shares with a per-share exercise price of $2.00. The Group recognized the fair value of the warrant of €142 in equity, net of tax of €60 and net of transaction costs of €7. Fair value was determined using the Black-Scholes-Merton formula, with an expected volatility of 80% and an expected time of five years to exercise of the warrant. The contractual maturity of the warrant is ten years.

Up to an additional €5.0 million may be drawn by the Company until May 31, 2017, contingent on the satisfaction of certain conditions and the issue of additional warrants exercisable for the Company’s shares in an amount equal to 9.5% of the additional amount drawn, subject to a maximum aggregate number of shares equal to 0.5% of the outstanding share capital of the Company at the time of the drawdown of the relevant tranche.

The loan is secured by a pledge of 100% of Company’s shares in Affimed GmbH, all intercompany claims owed by Affimed’s subsidiaries to Affimed and a security assignment of all of the Company’s and Affimed GmbH bank accounts, inventory, trade receivables and payment claims recognized in the consolidated financial statements with the following book values:

	Book Value as of December 31, 2016
	Consolidated Financial Statements	Thereof Assets Pledged
Leasehold improvements and equipment	822	542
Inventories	197	177
Trade and other receivables	2,255	1,217
Financial assets	9,487	9,487
Cash and cash equivalents	35,047	34,674
	48,168	46,097

As of December 31, 2016 the Company believes that the fair value of the liability did not differ significantly from its carrying amount (€4,590). The loan has a maturity date of May 31, 2020 with an interest-only period through June 1, 2017 with amortized payments of principal and interest thereafter in equal monthly installments. As of December 31, 2016, €973 were classified as current liabilities.

18.	Trade and Other Payables

Trade and other payables comprise trade payables of €4,506 (2015: €3,743) and are normally settled within 30 days or at a separate settlement date which was agreed between the parties. Other payables mainly comprise payroll and employee related liabilities for withholding taxes and social security contributions of €471 (2015: €444) and payables due to employees for outstanding bonus, unused holidays and other accruals. Other payables are normally settled within 30 days.

19.	Loss Per Share

Loss per common share is calculated by dividing the loss of the period by the weighted average number of common shares outstanding during the period, adjusted for reorganization of the Company (see note 2).

	2014	2015	2016
Net Loss	(259)	(20,239)	(32,216)
Weighted number of common shares outstanding	17,632,825	28,477,438	33,259,505
Loss per share in € per share	(0.01)	(0.71)	(0.97)

Affimed N.V.
Notes to the Consolidated Financial Statements
(in € thousand)

No instruments had a dilutive effect.

20.	Operating Leases and Other Commitments and Contingencies

(i)	Lease and other commitments

The Group has entered into rental agreements for premises as well as into leases for vehicles and the use of licenses. These contracts have an average life of between one and four years with renewal options included in some contracts. There are no restrictions placed upon the lessee by entering into these leases. In 2016, lease expenses of €409 and license fees of €405 have been recognized in consolidated statement of comprehensive income (2015: €356 and €278; 2014: €324 and €248).

Future minimum lease payment obligations under non-cancellable operating leases as of the reporting date are as follows:

	2015	2016
Within one year	642	700
Between one and five years	990	541
	1,632	1,241

(ii)	Contingencies

Affimed has entered into various license agreements that contingently trigger payments upon achievement of certain milestones and royalty payments upon commercialization of a product in the future.

21.	Related Parties

(i)	Shareholders

As of December 31, 2016 and December 31, 2015 one shareholder holds more than 20% of the voting rights (2014 two shareholders).

(ii)	Transactions with key management personnel

The compensation of managing directors and other key management personnel comprised of the following:

	2014	2015	2016
Short-term employee benefits	911	1,633	1,879
Termination benefits	0	0	430
Share-based payments	-3,253	1,474	2,292
	-2,342	3,107	4,601

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

The supervisory directors of Affimed N.V., appointed as of September 12, 2014, received compensation for their services on the supervisory board of €350 (2015: €296), the supervisory directors of Affimed Therapeutics AG, the predecessor of Affimed N.V., did not receive compensation for their services on the supervisory board. In 2016, the Group recognized expenses for share-based payments for supervisory board members of €381 (2015: €478, 2014: €727).

Selected managing directors and supervisory directors entered into service and consulting agreements with the Company:

Affimed N.V.
Notes to the Consolidated Financial Statements
(in € thousand)

Dr. Florian Fischer is founder and Chief Executive Officer of MedVenture Partners, a Munich-based corporate finance and strategy advisory company focusing on the life sciences and health care industry. MedVenture Partners rendered services for a consideration of €129 in 2014. The contract with MedVenture Partners was terminated following the IPO in 2014.

Dr. Adolf Hoess received compensation for consulting services of €163 in 2014. The consulting contract with Dr. Adolf Hoess was terminated following the IPO in 2014.

Dr. Thomas Hecht is Head of Hecht Healthcare Consulting (HHC) in Küssnacht, Switzerland, a biopharmaceutical consulting company. In 2014, he rendered services amounting to €49.

Dr. Richard B. Stead is Founder and Principal of BioPharma Consulting Services LLC, where he is involved in the development of a number of oncology products including different strategies for cancer immunotherapy. In 2014, he rendered services amounting to €25.

Dr. Ulrich Grau is a significant shareholder and Chairman of the Board of Directors of i-novion Inc., which was engaged by the Company to conduct preclinical services. In 2016, i-novion Inc. received related payments of €86 (2015: €138).

Jens-Peter Marschner rendered consulting services amounting to €29 in 2016 (€0 in 2015).

The following table provides the total amounts of outstanding balances related to key management personnel:

	Outstanding Balances
	December 31, 2015	December 31, 2016
Thomas Hecht	19	23
Richard Stead	6	14
Bemdt Modig	9	8
Ferdinand Verdonck	11	10
Ulrich Grau	13	17
Bernhard Ehmer	0	11
Jens-Peter Marschner	0	2

22.	Financial Risk Management

(i)	Financial risk management objectives and policies

The Group’s principal financial instruments comprise cash and cash equivalents, certificates of deposit at commercial banks and investor loans presented in borrowings. The main purpose of these financial instruments is to raise funds for the Group's operations. The Group has various other financial assets and liabilities such as trade and other receivables and trade and other payables, which arise directly from its operations.

The main risks arising from the Group's financial instruments are credit risk and liquidity risk. The measures taken by management to manage each of these risks are summarized below.

(ii)	Credit risk

The Company’s financial assets comprise to a large extent cash and cash equivalents. In addition financial assets include certificates of deposit and trade and other receivables. The total carrying amount of cash and cash equivalents (€35.4 million, 2015: €76.7 million), certificates of deposit (€9.5 million, 2015: €0 million) and trade and other receivables (€2.3 million, 2015: €0.9 million) represents the maximum credit exposure of €47.2 million (2015: €77.6 million).

The cash and cash equivalents and certificates of deposit are held with banks, which are rated BBB+ to AA- based on Standard & Poor’s and Moody’s.

(iii)	Interest rate risk

Affimed N.V.
Notes to the Consolidated Financial Statements
(in € thousand)

The group’s interest rate risk arises from cash accounts and long-term borrowings at variable rates.

Affimed entered into the SVB loan pursuant to which the Company borrowed €5.0 million with a variable interest rate of an annual rate of 5.5% plus one-month EURIBOR, with EURIBOR deemed to equal zero percent if EURIBOR is less than zero percent. The group does not expect the EURIBOR to exceed the floor of 0% within the foreseeable future, and considers the interest risk to be low.

Market interest rates on cash and cash equivalents were low in 2016, resulting in interest income of €9 in 2016. A shift in interest rates (increase or decrease) would not have a material impact on the loss of the group.

(iv)	Foreign currency risk

Foreign exchange risk arises when future commercial transactions or recognized assets or liabilities are denominated in a currency that is not the entity’s functional currency.

The group’s entities are exposed to Czech Koruna (CZK) and US Dollars (USD). The net exposure as of December 31, 2016 was €18,974 (2015: €27,423) and mainly relates to US Dollars.

In 2016, if the Euro had weakened/strengthened by 10% against the US dollar with all other variables held constant, the loss would have been €1,897 (2015: €2,794) higher/lower, mainly as a result of foreign exchange gains/losses on translation of US dollar-denominated financial assets. The group considers a shift in the exchange rates of 10% as a realistic scenario.

Loss is less sensitive to movement in exchange rates shifts in 2016 than in 2015 because of the decreased volume of US dollar-denominated transactions.

The following significant exchange rates have been applied during the year:

	2014	2015	2016
	CZK or USD/EUR
CZK – Average Rate	0.03632	0.03666	0.03699
CZK – Spot rate	0.03606	0.03701	0.03701
USD – Average Rate	0.75273	0.90190	0.90404
USD – Spot rate	0.82366	0.91853	0.94868

(v)	Liquidity risk

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

In 2015, 2016 and at the beginning of 2017, Affimed raised significant funding that it estimates will enable the group to fund operating expenses and capital expenditure requirements at least until the end of 2018:

In 2015, the issue of new common shares and the exercise of stock options resulted in net proceeds of €53,498 (see note 15).

In 2015, Affimed filed a “shelf registration statement” with the SEC in order to offer and sell securities to the public in multiple, future offerings and issued shares with proceeds of €6 in connection with its at-the-market sales agreement in 2016.

Affimed N.V.
Notes to the Consolidated Financial Statements
(in € thousand)

On November 30, 2016, the Company entered into a loan agreement with Silicon Valley Bank which provides the Company with a loan facility for up to €10.0 million contingent on the satisfaction of certain conditions, and drew the initial tranche of €5.0 million.

In January 2017, the Company issued 28,870 shares with proceeds of €58 in connection with its at-the-market sales agreement.

In January and February 2017, the Company issued 10,646,742 common shares in a public offering at a price of $1.80 per common share and received net proceeds of approximately €16.5 million ($17.7 million).

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

The Group manages its capital structure primarily through equity.

23.	Subsequent Events

In January and February 2017, the Company issued 10,646,742 common shares in a public offering at a price of $1.80 per common share and received net proceeds of approximately €16.5 million ($17.7 million).