Form 20-F
period 2017-12-31
Affimed N.V.
filed 2018-03-20
CIK 1608390

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to .

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

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

Common shares: 46,791,352

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
Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.                 ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

Forward-looking statements appear in a number of places in this Annual Report and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section “Item 3. Key Information—D. Risk factors” in this Annual Report. These risks and uncertainties include factors relating to:

▪	our operation as a development stage company with limited operating history and a history of operating losses; as of December 31, 2017, our accumulated deficit was €182.7 million;

▪	the chance our clinical trials may be delayed, for example, due to slower than expected enrollment, or not be successful and clinical results may not reflect results seen in previously conducted preclinical studies and clinical trials;

▪	our reliance on contract manufacturers and contract research organizations over which we have limited control;

▪	our lack of adequate funding to complete development of our product candidates and the risk we may be unable to access additional capital on reasonable terms or at all to complete development and begin commercialization of our product candidates;

▪	our dependence on the success of AFM13 and AFM11, which are still in clinical development and may eventually prove to be unsuccessful or commercially not exploitable;

▪	uncertainty surrounding whether any of our product candidates will gain regulatory approval, which is necessary before they can be commercialized;

▪	the outcome of any, or any discussions we may enter regarding, acquisitions, dispositions, partnerships, license transactions or changes to our capital structure, including future securities offerings;

▪	the chance that we may become exposed to costly and damaging liability claims resulting from the testing of our product candidates in the clinic or in the commercial stage;

▪	if our product candidates obtain regulatory approval, or being subject to expensive ongoing obligations and continued regulatory overview;

▪	enacted and future legislation may increase the difficulty and cost for us to obtain marketing approval and commercialization;

▪	the chance that our products may not gain market acceptance, in which case we may not be able to generate product revenues;

▪	our reliance on our current strategic relationships with the DKFZ, XOMA, LLS, Merck, The MD Anderson Cancer Center, Amphivena and Amphivena’s other investors and partners, including MPM Capital and Tekla Capital Management, and the potential failure to enter into new strategic relationships;

▪	our reliance on third parties to conduct our nonclinical and clinical trials and on third-party single-source suppliers to supply or produce our product candidates;

▪	our ability to scale-up manufacturing processes of our product candidates and reduce the cost of manufacturing our product candidates in advance of any commercialization;

▪	our future growth and ability to compete, which depends on retaining our key personnel and recruiting additional qualified personnel; and

▪	other risk factors discussed under “Item 3. Key Information—D. Risk factors.”

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

The comprehensive loss and financial position data as of and for the years ended December 31, 2013, 2014, 2015, 2016 and 2017 of Affimed N.V. are derived from our consolidated financial statements. We maintain our books and records in euros, and we prepare our financial statements under International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

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

	Consolidated Statements of Comprehensive Loss Data For the years ended December 31,
	2013	2014	2015	2016	2017
(in thousands of € except for per share data)
Revenue	5,087	3,382	7,562	6,314	2,010
Other income/(expenses)—net	610	381	651	145	205
Research and development expenses	(14,354)	(9,595)	(22,008)	(30,180)	(21,489)
General and administrative expenses	(7,046)	(2,346)	(7,548)	(8,323)	(7,986)
Operating loss	(15,703)	(8,178)	(21,343)	(32,044)	(27,260)
Finance income/(costs)—net	(10,397)	7,753	1,104	(230)	(2,893)
Loss before tax	(26,100)	(425)	(20,239)	(32,274)	(30,243)
Income taxes	1	166	0	58	20
Loss for the period	(26,099)	(259)	(20,239)	(32,216)	(30,223)
Total comprehensive loss	(26,099)	(259)	(20,239)	(32,216)	(30,223)
Loss per share in € per share	(1.76)	(0.01)	(0.71)	(0.97)	(0,69)

		As of December 31,
	2013	2014	2015	2016	2017
(in thousands of €)
Cash and cash equivalents	4,151	39,725	76,740	35,407	39,837
Financial assets	0	0	0	9,487	0
Total assets	6,500	41,909	79,322	48,739	43,158
Total liabilities	105,723	10,114	12,048	9,988	11,579
Accumulated deficit	(99,730)	(99,989)	(120,228)	(152,444)	(182,667)
Total equity	(99,223)	31,795	67,274	38,751	31,579

Exchange Rate Information

Our business is primarily conducted in the European Union, and we maintain our books and records in euros. We have presented results of operations in euros.

In this Annual Report, translations from euros to U.S. dollars (and vice versa):

▪	relating to payments made on or before December 31, 2017 were made at the rate in effect at the time of the relevant payment; and

▪	relating to future payments were made at the rate of €0.834 to $1.00, the official exchange rate quoted as of December 31, 2017 by the European Central Bank.

Such U.S. dollar amounts are not necessarily indicative of the amounts of U.S. dollars that could actually have been purchased upon exchange of euros at the dates indicated.

The following table presents information on the exchange rates between the euro and the U.S. dollar for the periods indicated using the rates provided by the European Central Bank:

	Period-end	Average for period	Low	High
	(€ per U.S. dollar)
Year Ended December 31:
2013	0.725	0.753	0.724	0.783
2014	0.824	0.754	0.717	0.824
2015	0.919	0.902	0.830	0.948
2016	0.949	0.904	0.864	0.965
2017	0.834	0.887	0.829	0.963
Month Ended:
September 30, 2017	0.847	0.839	0.829	0.852
October 31, 2017	0.859	0.851	0.844	0.862
November 30, 2017	0.844	0.852	0.837	0.865
December 31, 2017	0.834	0.845	0.834	0.852
January 31, 2018	0.803	0.820	0.803	0.838
February 28, 2018	0.819	0.810	0.800	0.819
March 2018 (through March 15, 2018)	0.810	0.810	0.805	0.822

B.	Capitalization and indebtedness

Not applicable.

C.	Reasons for the offer and use of proceeds

Not applicable.

D.	Risk factors

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

The research, testing, manufacturing, labeling, approval, selling, marketing and distribution of drug products are subject to extensive regulation by the U.S. Food and Drug Administration, or FDA, the European Medicines Agency, or EMA, national competent authorities in Europe, including the Paul-Ehrlich-Institut, or PEI, and other non-U.S. regulatory authorities, which establish regulations that differ from country to country. We are not permitted to market our product candidates in the United States or in other countries until we receive approval of a Biologics License Application, or BLA, from the FDA or marketing approval from applicable regulatory authorities outside the United States. Our product candidates are in various stages of development and are subject to the risks of failure inherent in drug development. We have not submitted an application for or received marketing approval for any of our product candidates. We have limited experience in conducting and managing the clinical studies necessary to obtain regulatory approvals, including approval by the FDA or the European Commission. Obtaining approval of a BLA or a Marketing Authorization Application can be a lengthy, expensive and uncertain process. In addition, failure to comply with FDA, EMA and other non-U.S. regulatory requirements may, either before or after product approval, if any, subject our company to administrative or judicially imposed sanctions, including:

•	restrictions on our ability to conduct clinical studies, including full or partial clinical holds, or other regulatory objections to, ongoing or planned trials;

•	restrictions on the products, manufacturers or manufacturing process;

•	warning letters;

•	civil and criminal penalties;

•	injunctions;

•	suspension or withdrawal of regulatory approvals;

•	product seizures, detentions or import bans;

•	voluntary or mandatory product recalls and publicity requirements;

•	total or partial suspension of production;

•	imposition of restrictions on operations, including costly new manufacturing requirements; and

•	refusal to approve pending BLAs or supplements to approved BLAs in the United States and refusal to approve marketing research approvals in other jurisdictions.

The FDA, the EMA and other non-U.S. regulatory authorities also have substantial discretion in the drug approval process. The number of preclinical studies and clinical studies that will be required for regulatory approval varies depending on the product candidate, the disease or condition that the product candidate is designed to address, and the regulations applicable to any particular drug candidate. Regulatory agencies can delay, limit or deny approval of a product candidate for many reasons, including:

•	a product candidate may not be deemed safe or effective;

•	the results may not confirm the positive results from earlier preclinical studies or clinical studies;

•	regulatory agencies may not find the data from preclinical studies and clinical studies sufficient or well-controlled;

•	regulatory agencies might not approve or might require changes to our manufacturing processes or facilities; or

•	regulatory agencies may change their approval policies or adopt new regulations.

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

Clinical drug development involves a lengthy and expensive process with uncertain timelines and uncertain outcomes, and results of earlier trials may not be predictive of future trial results. If clinical studies of our product candidates are prolonged or delayed, we may be unable to obtain required regulatory approvals, and therefore be unable to commercialize our product candidates on a timely basis or at all.

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

There have been significant developments in the highly dynamic field of immuno-oncology such as the earlier availability of product candidates or earlier approval of drugs for the same indications as our product candidates. For example, in the past, this has occurred with Blincyto in acute lymphocytic leukemia, or ALL, and with anti-PD-1 antibodies in Hodgkin Lymphoma, or HL, resulting in delays in clinical study initiation for our phase 1 trial of AFM11 in ALL and for delays in recruiting for our phase 1 trial of AFM11 in NHL and our phase 2a Investigator Sponsored Trial, or IST, of AFM13 in HL. In addition, certain clinical studies in which we are involved and which are testing our product candidates are sponsored by academic sites, known as ISTs. By definition, the financing, design, and conduct of such studies is under the sole responsibility of the respective sponsor. Therefore, we have limited control over these studies and we do not have control over the timing and reporting of the data from these trials. In addition, we may have limited information about ISTs while they are being conducted, including the status of trial initiation and patient recruitment, changes to trial design and clinical study results.

A phase 2a clinical study of AFM13 in patients with HL started recruitment in the second quarter of 2015. Due to delays in opening trial sites and the availability of anti-PD-1 antibodies for the treatment of relapsed/refractory HL patients, in the past we have experienced slower recruitment into the study than anticipated. Consequently, the overall study design was revised in order to adapt to the changing treatment landscape, namely the availability of anti-PD-1 antibodies. The study now includes HL patients relapsed or refractory to treatment with both brentuximab vedotin (Adcetris) and anti-PD-1 antibodies. The study is open and recruiting under the new study design. Furthermore, we are conducting a phase 1b clinical study of AFM13 in combination with Merck’s anti-PD-1 antibody Keytruda (pembrolizumab) in relapsed/refractory Hodgkin lymphoma. In this study, we have completed recruitment of a total of 30 patients, comprising a dose escalation cohort of 12 patients as well as an expansion cohort of an additional 18 patients. In addition, we are supporting an IST of AFM13 in patients with CD30+ lymphoma led by Columbia University. This translational phase 1b/2a study of AFM13 in patients with relapsed or refractory CD30+ lymphoma with cutaneous manifestations is designed to allow for serial biopsies, thereby enabling assessment of NK cell biology and tumor cell killing within the tumor microenvironment. In this study, the second cohort has been fully enrolled and recruitment into the third cohort is ongoing.

Furthermore, we are conducting a phase 1 clinical study of AFM11 in patients with non-Hodgkin Lymphoma, or NHL. The study recently completed the third dose cohort; in the past, recruitment into the study has been slower than expected and study timelines have been pushed back. We are also conducting a phase 1 clinical study of AFM11 in patients with ALL, which commenced in the third quarter of 2016 and is currently enrolling into the fifth dose cohort.

The commencement of planned clinical studies could be substantially delayed or prevented by several factors, including:

•	further discussions with the FDA, the EMA, the PEI (the national competent authority in Germany regulating, among others, antibody products) or other regulatory agencies regarding the scope or design of our clinical studies;

•	the limited number of, and competition for, suitable sites to conduct our clinical studies, many of which may already be engaged in other clinical study programs, including some that may be for the same indication as our product candidates;

•	approval of drugs for the same indications as our product candidates;

•	any delay or failure to obtain regulatory approval or agreement to commence a clinical study in any of the countries where enrollment is planned;

•	inability to obtain sufficient funds required for a clinical study;

•	clinical holds on, or other regulatory objections to, a new or ongoing clinical study;

•	delay or failure in the testing, validation, manufacture and delivery of sufficient supplies of product candidate for our clinical studies;

•	delay or failure to reach agreement on acceptable clinical study agreement terms with prospective sites or clinical research organizations, or CROs, the terms of which can be subject to extensive negotiation and may vary significantly among different sites or CROs; and

•	delay or failure to obtain institutional review board, or IRB, or ethics committee approval to conduct a clinical study at a prospective site.

The completion of our clinical studies has been and could in the future be substantially delayed or prevented by several factors, including:

•	slower than expected rates of patient recruitment and enrollment, due to factors including, but not limited to, the availability of other drugs to treat potential patients, the unwillingness of patients to participate in low-dose groups of dose-ranging studies and lack of recruitment by clinical study sites;

•	delays relating to adding new clinical study sites;

•	failure of patients to complete the clinical study or return for post-treatment follow-up;

•	failure of our collaborators to provide us with products necessary for us to conduct our combination studies, including Merck’s Keytruda;

•	safety issues, including severe or unexpected drug-related adverse effects experienced by patients, including possible deaths;

•	the FDA or other regulatory authorities requiring us to suspend or terminate a clinical study, or requiring us to submit additional data or imposing other requirements before permitting us to continue a clinical study;

•	lack of efficacy during clinical studies;

•	errors in trial design or conduct;

•	termination of our clinical studies by one or more clinical study sites;

•	inability or unwillingness of patients or clinical investigators to follow our clinical study protocols, including clinical investigators’ failure to comply with our clinical study protocols without our notice;

•	inability to monitor patients adequately during or after treatment by us and/or our CROs; and

•	the need to repeat or terminate clinical studies as a result of inconclusive or negative results or unforeseen complications in testing.

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

Our clinical studies may be suspended or terminated at any time by the FDA, the PEI, other regulatory authorities, the IRB or ethics committee overseeing the clinical study at issue, any of our clinical study sites with respect to that site, or us, due to a number of factors, including:

•	failure to conduct the clinical study in accordance with regulatory requirements or our clinical protocols;

•	safety issues or any determination that a clinical study presents unacceptable health risks;

•	lack of adequate funding to continue the clinical study due to unforeseen costs or other business decisions; and

•	upon a breach or pursuant to the terms of any agreement with, or for any other reason by, current or future collaborators that have responsibility for the clinical development of any of our product candidates.

Our product development costs will increase if we experience delays in clinical studies or marketing approvals or if we are required to conduct additional clinical studies or other testing of our product candidates. We may be required to obtain additional funds to conduct and complete such clinical studies. We cannot assure you that our clinical studies will begin as planned or be completed on schedule, if at all, or that we will not need to restructure our trials after they have begun. Significant clinical study delays also could shorten any periods during which we may have the exclusive right to commercialize our product candidates or allow our competitors to bring products to market before we do, which may harm our business and results of operations.

Any failure or significant delay in completing clinical studies for our product candidates would adversely affect our ability to obtain regulatory approval and our commercial prospects and ability to generate product revenue will be diminished.

The results of previous clinical studies may not be predictive of future results, our progress in trials for one product candidate may not be indicative of progress in trials for other product candidates and the results of our current and planned clinical studies may not satisfy the requirements of the FDA, the EMA or other non-U.S. regulatory authorities.

We currently have no products approved for sale and we cannot guarantee that we will ever have marketable products. Clinical failure can occur at any stage of clinical development. Clinical studies may produce negative or inconclusive results, and we or any of our current and future collaborators may decide, or regulators may require us, to conduct additional clinical or preclinical testing. We will be required to demonstrate with substantial evidence through well-controlled clinical studies that our product candidates are safe and effective for use in a diverse population before we can seek regulatory approvals for their commercial sale. Success in early clinical trials does not mean that future larger registration clinical studies will be successful because product candidates in later-stage clinical studies may fail to demonstrate sufficient safety and efficacy to the satisfaction of the FDA and non-U.S.

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

In some instances, there can be significant variability in safety and/or efficacy results between different trials of the same product candidate due to numerous factors, including changes in trial protocols, differences in size and type of the patient populations, adherence to the dosing regimen and other trial protocols and the rate of dropout among clinical study participants. We do not know whether any phase 2, phase 3 or other clinical studies we or any of our collaborators may conduct will demonstrate consistent or adequate efficacy and safety to obtain regulatory approval to market our product candidates.

Further, our product candidates may not be approved even if they achieve their primary endpoints in phase 3 clinical studies or registration trials. The FDA, the EMA or other non-U.S. regulatory authorities may disagree with our trial design and our interpretation of data from preclinical studies and clinical studies. For example, the FDA has communicated to us that it may require us to conduct an additional dose-response trial with respect to AFM13 prior to the entry into pivotal studies, depending on data we have generated with AFM13 at that point in time. In addition, any of these regulatory authorities may change requirements for the approval of a product candidate even after reviewing and providing comments or advice on a protocol for a clinical study. In addition, any of these regulatory authorities may also approve a product candidate for fewer or more limited indications than we request or may grant approval contingent on the performance of costly post-marketing clinical studies. The FDA, the EMA or other non-U.S. regulatory authorities may not accept the labeling claims that we believe would be necessary or desirable for the successful commercialization of our product candidates.

We depend on enrollment of patients in our clinical studies for our product candidates. We compete with approved therapies and investigational therapies for patients for our clinical studies. If we are unable to enroll patients in our clinical studies, our research and development efforts could be materially adversely affected.

Successful and timely completion of clinical studies will require that we enroll a sufficient number of patient candidates. Trials may be subject to delays as a result of patient enrollment taking longer than anticipated or patient withdrawal. Patient enrollment depends on many factors, including the size and nature of the patient population, eligibility criteria for the trial, the proximity of patients to clinical sites, the design of the clinical protocol, the availability of competing clinical studies, the availability of new drugs approved for the indication the clinical study is investigating, and clinicians’ and patients’ perceptions as to the potential advantages of the drug being studied in relation to other available therapies. In addition, we compete with approved immunotherapies and investigational immunotherapies for patients for our clinical studies. Our product candidate AFM13 has orphan drug designation for the treatment of HL, which means that the potential patient population is limited. In our phase 2a clinical study of AFM13 as well as in our phase 1b combination study of AFM13 with Merck’s anti-PD-1 antibody Keytruda (pembrolizumab) we have been seeking to enroll patients with relapsed/refractory HL who have been treated with Adcetris (brentuximab vedotin), which is an even more limited population of patients. Under the revised study protocol for our phase 2a clinical study of AFM13, we are now enrolling patients that have also failed to respond to anti-PD-1 treatment, further reducing the eligible patient population. As we are developing AFM13 and AFM11 for patients for whom all other therapies have failed and who may not have long to live, patients may elect not to participate in our, or any, clinical study.

The approval of new immuno-oncology drugs such as checkpoint inhibitors (CPIs) has changed the landscape for conducting clinical studies of other oncology drugs, including ours, both for indications for which such drugs are approved as well as for indications in which additional trials are being conducted. In addition, there are several other types of drugs in development for the indications for which we are developing AFM13, AFM11 and our other product candidates. We compete for patients with the sponsors of trials for all of these drugs. These factors may make it difficult for us to enroll enough patients to complete our clinical studies in a timely and cost-effective manner.

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

Our product candidates in development are based on new technologies, such as TandAbs, Trispecific Abs and novel tetravalent, bispecific antibody formats, capable of recruiting either NK cells or T cells. The approval of our product candidates is less certain than approval of drugs that do not employ such novel technologies or methods of action. We intend to work closely with the FDA, the EMA and other regulatory authorities to perform the requisite scientific analyses and evaluation of our methods to obtain regulatory approval for our product candidates. For example, final assays and specifications of our product candidates, in particular regarding cytotoxicity, have yet to be developed, and the FDA, EMA or other regulatory authorities may require additional analyses to evaluate this aspect of our product quality. It is possible that the validation process may take time and resources, require independent third-party analyses or not be accepted by the FDA, the EMA and other regulatory authorities. Delays or failure to obtain regulatory approval of any of the product candidates that we are developing would adversely affect our business.

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

Based on clinical data, either from ongoing or new clinical studies, we plan to seek fast track approval of AFM13 as a monotherapy and/or as a combination in relevant indications. In addition, we may seek fast track approval of AFM11 and/or our other product candidates. The fast track program, a provision of the FDA Modernization Act of 1997, is designed to facilitate interactions between a sponsoring company and the FDA before and during submission of a BLA for an investigational agent that, alone or in combination with one or more other drugs, is intended to treat a serious or life-threatening disease or condition, and which demonstrates the potential to address an unmet medical need for that disease or condition. Under the fast track program, the FDA may consider reviewing portions of a marketing application before the sponsor submits the complete application if the FDA determines, after a preliminary evaluation of the clinical data, that a fast track product may be effective. A fast track designation provides the opportunity for more frequent interactions with the FDA, and a fast track product could be eligible for priority review if supported by clinical data at the time of submission of the BLA.

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

Although all of our product candidates have undergone or will undergo safety testing to the extent possible and agreed with health authorities, not all adverse effects of drugs can be predicted or anticipated. Immunotherapy and its method of action of harnessing the body’s immune system, especially with respect to T cell TandAbs, is powerful and could lead to serious side effects that we only discover in clinical studies. Unforeseen side effects from any of our product candidates could arise either during clinical development or, if such side effects are rarer, after our product candidates have been approved by regulatory authorities and the approved product has been marketed, resulting in the exposure of additional patients. All of our product candidates are still in clinical or preclinical development. While our phase 1 clinical studies for AFM13 demonstrated a favorable safety profile, the results from future trials of AFM13 or other NK cell-engaging bispecific antibodies may not confirm these results. We are conducting our phase 1 clinical studies of AFM11, the primary objective of which is to assess safety. The harnessing of T cells to kill tumors is risky and may have unintended consequences. So far we have not previously demonstrated that AFM11 is safe in humans, and we cannot predict if the ongoing phase 1 clinical studies will do so.

Furthermore, we are initially developing our product candidates for patients with HL, CD30+ lymphoma, NHL and other indications for whom no other therapies have succeeded and survival times are frequently short. Therefore, we expect that certain patients may die during the clinical studies of our product candidates, and it may be difficult to ascertain whether such deaths are attributable to the underlying disease, complications from the disease, our product candidates or a combination thereof.

The results of future clinical studies may show that our product candidates cause undesirable or unacceptable side effects, which could interrupt, delay or halt clinical studies, and result in delay of, or failure to obtain, marketing approval from the FDA, the European Commission and other regulatory authorities, or result in marketing approval from the FDA, the European Commission and other regulatory authorities with restrictive label warnings or potential product liability claims. Treatment-related side effects could also affect patient recruitment or the ability of enrolled subjects to complete the study, or make the product candidate less attractive for partnering. In addition, these side effects may not be appropriately recognized or managed by the treating medical staff, particularly outside of our existing or future collaborators as toxicities resulting from cancer immunotherapies are not normally encountered in the general patient population and by medical personnel. The inability to recognize and manage the potential side effects of our product candidates could result in patient deaths. Any of these occurrences may prevent us from achieving or maintaining market acceptance of the affected product candidate and may harm our business, financial condition and prospects significantly.

Additionally, if any of our product candidates receives marketing approval and we or others later identify undesirable or unacceptable side effects caused by such products:

•	regulatory authorities may require us to take our approved product off the market;

•	regulatory authorities may require the addition of labeling statements, specific warnings, a contraindication or field alerts to physicians and pharmacies;

•	we may be required to change the way the product is administered, conduct additional clinical studies or change the labeling of the product;

•	we may be subject to limitations on how we may promote the product;

•	sales of the product may decrease significantly;

•	we may be subject to litigation or product liability claims; and

•	our reputation may suffer.

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

The commercial success of our products will depend in part on public acceptance of the use of cancer immunotherapies. Adverse events in clinical studies of our product candidates or in clinical studies of others developing similar products and the resulting publicity, as well as any other adverse events in the field of immuno-oncology that may occur in the future, could result in a decrease in demand for any products that we may develop. Although the mode of action of our T cell tetravalent bispecific antibodies differs from that of other approaches in development, the public may not always differentiate between our therapies and others in the field. If public perception is influenced by claims that the use of cancer immunotherapies is unsafe, our products may not be accepted by the general public or the medical community.

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

The commercial success of our product candidates will depend upon their acceptance among physicians, patients and the medical community. The degree of market acceptance of our product candidates will depend on a number of factors, including:

•	limitations or warnings contained in the approved labeling for a product candidate;

•	changes in the standard of care for the targeted indications for any of our product candidates;

•	limitations in the approved clinical indications for our product candidates;

•	demonstrated clinical safety and efficacy compared to other products;

•	lack of significant adverse side effects;

•	sales, marketing and distribution support;

•	availability and extent of reimbursement from managed care plans and other third-party payors;

•	timing of market introduction and perceived effectiveness of competitive products;

•	the degree of cost-effectiveness of our product candidates;

•	availability of alternative therapies at similar or lower cost, including generic and over-the-counter products;

•	the extent to which the product candidate is approved for inclusion on formularies of hospitals and managed care organizations;

•	whether the product is designated under physician treatment guidelines as a first-line therapy or as a second- or third-line therapy for particular diseases;

•	adverse publicity about our product candidates or favorable publicity about competitive products;

•	convenience and ease of administration of our products; and

•	potential product liability claims.

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

We are subject to manufacturing risks that could substantially increase our costs and limit supply of our product or prevent us from achieving a commercially viable production process.

The process of manufacturing our products is complex, highly regulated and subject to several risks, including:

•	We do not have experience in manufacturing our product candidates at commercial scale. We plan to contract with external manufacturers to develop a larger scale process for manufacturing AFM13 in parallel with our clinical studies of AFM13, in order to have material from such commercial scale process available for a potential pivotal phase 2b trial for patients with HL. We may not succeed in the scaling up of our process. We may need a larger scale manufacturing process for AFM11 than what we have planned, depending on the dose and regimen that will be determined in our phase 1 study. Any changes in our manufacturing processes as a result of scaling up may result in the need to obtain additional regulatory approvals. Difficulties in achieving commercial-scale production or the need for additional regulatory approvals as a result of scaling up could delay the development and regulatory approval of our product candidates and ultimately affect our success.

•	We may not achieve the manufacturing productivity (“yield”) required to achieve a commercially viable cost of goods. Our molecules are novel antibody structures and there is very limited knowledge as to which productivities can be achieved at commercial scale. Low productivities may result in a cost of goods too high to allow profitable commercialization, or give rise to the need for additional manufacturing process optimization which would require additional funding and time.

•	The process of manufacturing biologics, such as AFM13, AFM11 and our other product candidates, is extremely susceptible to product loss due to contamination, equipment failure or improper installation or operation of equipment, vendor or operator error, inconsistency in yields, variability in product characteristics and difficulties in scaling the production process. Even minor deviations from normal manufacturing processes could result in reduced production yields, product defects and other supply disruptions. If microbial, viral or other contaminations are discovered in our product candidates or in the manufacturing facilities in which our product candidates are made, such manufacturing facilities may need to be closed for an extended period of time to investigate and remedy the contamination.

•	The manufacturing facilities in which our product candidates are made could be adversely affected by equipment failures, labor shortages, natural disasters, power failures and numerous other factors.

•	We must comply with applicable current Good Manufacturing Practice, or cGMP, regulations and guidelines. We may encounter difficulties in achieving quality control and quality assurance and may experience shortages in qualified personnel. We are subject to inspections by the FDA and comparable agencies in other jurisdictions to confirm compliance with applicable regulatory requirements. Any failure to follow cGMP or other regulatory requirements or delay, interruption or other issues that arise in the manufacture, fill-finish, packaging, or storage of our product candidates as a result of a failure of our facilities or the facilities or operations of third parties to comply with regulatory requirements or pass any regulatory authority inspection could significantly impair our ability to develop and commercialize our product candidates, including leading to significant delays in the availability of drug product for our clinical studies or the termination or hold on a clinical study, or the delay or prevention of a filing or approval of marketing applications for our product candidates. Significant noncompliance could also result in the imposition of sanctions, including fines, injunctions, civil penalties, failure of regulatory authorities to grant marketing approvals for our product candidates, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of products, operating restrictions and criminal prosecutions, any of which could damage our reputation. If we are not able to maintain regulatory compliance, we may not be permitted to market our product candidates and/or may be subject to product recalls, seizures, injunctions, or criminal prosecution.

•	Any adverse developments affecting manufacturing operations for our product candidates, if any are approved, may result in shipment delays, inventory shortages, lot failures, product withdrawals or recalls, or other interruptions in the supply of our products. We may also have to take inventory write-offs and incur other charges and expenses for products that fail to meet specifications, undertake costly remediation efforts or seek more costly manufacturing alternatives.

•	Our product candidates that have been produced and are stored for later use may degrade, become contaminated or suffer other quality defects, which may cause the affected product candidates to no longer be suitable for their intended use in clinical studies or other development activities. If the

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

There is a large number of companies developing or marketing treatments for cancer disorders, including many major pharmaceutical and biotechnology companies. These treatments consist of small molecule drug products, biologic therapeutics that work, among others, either by using next-generation antibody technology platforms or new immunological approaches to address specific cancer targets, as well as genetically engineered cellular therapeutics. These treatments are often combined with one another in an attempt to maximize the response rate. In addition, several companies are developing therapeutics that work by targeting multiple specificities using a single recombinant molecule, as we are.

Clinical phase 1 data with the anti-PD-1 CPIs nivolumab and pembrolizumab in HL was published in the New England Journal of Medicine and at several conferences. This early data indicates the potential of anti-PD-1 antibodies to cause high response rates in the salvage setting of HL. The FDA granted conditional accelerated approval for nivolumab in 2016 in classical HL patients who have relapsed or progressed after autologous hematopoietic stem cell transplantation and brentuximab vedotin. The FDA also granted conditional accelerated approval for pembrolizumab in 2017 in adult and pediatric patients with refractory cHL who have relapsed after 3 or more prior lines of therapy. Adcetris phase 2 and phase 3 studies are reported to be ongoing in combination with nivolumab. If AFM13 were to be approved for HL, we would be in competition with these therapies, as well as any other therapies or combination regimens that comprise the standard of care that AFM13 could potentially displace. Several other agents have reached proof of concept clinical studies in HL, including Afinitor (Novartis AG), ferritarg (MABLife), panobinostat (Novartis) and lenalidomide (Celgene).

Adcetris, an antibody-drug conjugate targeting CD30, was approved by the FDA in relapsed/refractory HL in 2011. In addition, Adcetris was approved by the FDA in 2015 for the treatment of patients with HL at high risk of relapse or progression following autologous hematopoietic stem cell transplantation as consolidation treatment. In the European Union, Adcetris is approved for the same indications. Adcetris is also indicated for anaplastic large cell lymphoma (ALCL) and CD30 positive mycosis fungoides, and is currently being investigated in different settings and various combinations in HL. Recent data indicate high complete response rates when combined with nivolumab (with or without ipilimumab) or bendamustine in relapsed/refractory HL.

With respect to competitors for AFM11, rituximab has been approved to treat certain types of NHL in both the United States and Europe and is generally combined with a chemotherapy regimen (typically CHOP or bendamustine). Imbruvica, a small molecule drug targeting malignant B cells, was approved by the FDA in 2013 to treat the mantle cell variant of NHL (MCL). Amgen develops cancer product candidates that work by targeting receptors both on immune cells and cancer cells, like our TandAbs. Amgen’s blinatumomab, a product based on the BiTE (bispecific T cell engager) technology, is an antibody construct similar to AFM11 and was approved by the FDA and EMA to treat patients with relapsed and refractory Philadelphia chromosome-negative precursor B cell acute lymphoblastic leukemia (B cell ALL). In addition, Amgen launched a pivotal study of blinatumomab in aggressive NHL in late 2016. MacroGenics’ MGD011, a CD19xCD3 DART in development with partner Janssen Biotech had entered phase 1 in B-NHL and ALL but the development was terminated in 2017 and the rights were returned to MacroGenics by Janssen. Morphosys is developing an Fc-enhanced anti-CD19 monoclonal antibody, MOR208 in combination studies. Phase 2 studies are ongoing in DLBCL in combination with lenalidomide (initial results were presented at the end of 2017). MOR208 is also being tested in a phase 2/3 study in combination with bendamustine for DLBCL patients. Roche is developing a triple combination of tituximab, bendamastine and polatuzumab vedotin in DLBCL and presented results of a phase 2 study at the end of 2017. Roche (BTCT4465A), Xencor (XmAb13676) and Regeneron (REGN1979) are all developing bispecific CD20xCD3 antibodies for the treatment of NHL, each of which is currently in phase 1. The first interim results of REGN1979 development were presented at the end of 2017. In October 2015, the FDA granted breakthrough designation to Pfizer`s CD22-targeting antibody-drug conjugate inotuzumab ozogamizin for the treatment of relapsed and refractory B-ALL. A second CD19-targeting antibody-drug conjugate is being developed by Seattle Genetics and has entered phase 2 in NHL. Juno Therapeutics, Novartis, Bellicum, Cellectis, Bluebird Bio and Kite Pharma, amongst others, are each developing therapies using T cells reengineered with chimeric antigen receptors (CARs) against CD19-positive B cells. This therapeutic approach utilizes a patient’s own T cells after ex vivo genetic modification or modified allogenic T cells. In August 2017, Novartis’ Kymriah (tisagenlecleucel) was granted conditional approval for the treatment of certain pediatric and young adult patients with a form of ALL, and in October 2017, Kite Pharma’s Yescarta (axicabtagene ciloleucel) was granted conditional approval for the treatment of patients with large-B cell lymphomas whose cancer has progressed after receiving at least two prior treatment regimens.

We expect that our tetravalent bispecific antibodies and trispecific antibody platforms as well as our novel tetravalent, bispecific antibody formats will serve as the basis for future product candidates and collaborations with pharmaceutical companies. Other companies also have developed platform technologies that compete with our platforms. For example, MacroGenics is developing its DART and Xencor is developing its Xmab platform, which enable the targeting of multiple receptors or cells by using a single molecule with an antibody-like structure. Ablynx is also developing such a platform aimed at multi-specific targeting, which to date has not reached clinical testing.

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

In addition, the Health Care Reform Law, among other things, increased rebates a manufacturer must pay to the Medicaid program, addressed a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected, established a new Medicare Part D coverage gap discount program, in which manufacturers must provide 50% point-of-sale discounts on products covered under Part D and implemented payment system reforms including a national pilot program on payment bundling to encourage hospitals, physicians and other providers to improve the coordination, quality and efficiency of certain healthcare services through bundled payment models. Further, the new law imposed a significant annual fee on companies that manufacture or import branded prescription drug products. Substantial new provisions affecting compliance were enacted, which may affect our business practices with health care practitioners. The goal of the Health Care Reform Law is to reduce the cost of health care and substantially change the way health care is financed by both governmental and private insurers. While we cannot predict what impact on federal reimbursement policies this legislation will have in general or on our business specifically, the Health Care Reform Law may result in downward pressure on pharmaceutical reimbursement, which could negatively affect market acceptance of, and the price we may charge for, any products we develop that receive regulatory approval. Subsequent to the 2016 presidential election, some members of the U.S. Congress are working to repeal the Health Care Reform Law. For example, since January 2017, President Trump has signed two executive orders and other directives designed to delay, circumvent, or loosen certain requirements mandated by the Health Care Reform Law. Concurrently, Congress has considered legislation that would repeal or repeal and replace all or part of the Health Care Reform Law. The recently enacted Tax Cuts and the Jobs Act includes a provision that repeals, effective January 1, 2019, the tax-based shared responsibility payment imposed by the Health Care Reform Law on certain individuals who fail to maintain qualifying health coverage for all or part of a year.

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

We face an inherent risk of product liability lawsuits related to the testing of our product candidates in seriously ill patients, and will face an even greater risk if product candidates are approved by regulatory authorities and introduced commercially. Despite mandatory product liability insurances in the countries in which we are conducting our clinical studies, we cannot exclude that any claims will be brought against us or our collaborators although product liability claims by participants enrolled in our clinical studies will be usually covered by our insurances. If we cannot successfully defend ourselves against any such claims, we may incur substantial liabilities. Regardless of their merit or eventual outcome, liability claims may result in:

•	decreased demand for our future approved products;

•	injury to our reputation;

•	withdrawal of clinical study participants;

•	termination of clinical study sites or entire trial programs;

•	increased regulatory scrutiny;

•	significant litigation costs;

•	substantial monetary awards to or costly settlement with patients or other claimants;

•	product recalls or a change in the indications for which they may be used;

•	loss of revenue;

•	diversion of management and scientific resources from our business operations; and

•	the inability to commercialize our product candidates.

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

Our business is subject to risks associated with conducting business internationally. A number of our suppliers and collaborative and clinical study relationships are located outside the United States. Accordingly, our future results could be harmed by a variety of factors, including:

•	economic weakness, including inflation, or political instability in particular non-U.S. economies and markets;

•	differing regulatory requirements for drug approvals in non-U.S. countries;

•	potentially reduced protection for intellectual property rights;

•	difficulties in compliance with non-U.S. laws and regulations;

•	changes in non-U.S. regulations and customs, tariffs and trade barriers;

•	changes in non-U.S. currency exchange rates and currency controls;

•	changes in a specific country’s or region’s political or economic environment;

•	trade protection measures, import or export licensing requirements or other restrictive actions by U.S. or non-U.S. governments;

•	negative consequences from changes in tax laws;

•	compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;

•	workforce uncertainty in countries where labor unrest is more common than in the United States;

•	difficulties associated with staffing and managing international operations, including differing labor relations;

•	production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and

•	business interruptions resulting from geo-political actions, including war and terrorism, or natural disasters including earthquakes, typhoons, floods and fires.

Exchange rate fluctuations or abandonment of the euro currency may materially affect our results of operations and financial condition.

Potential future revenue may be derived from abroad, particularly from the United States. As a result, our business and share price may be affected by fluctuations in foreign exchange rates between the euro and these other currencies, which may also have a significant impact on our reported results of operations and cash flows from period to period. We have converted into euros only the portion of the IPO proceeds and the proceeds from our follow-on offerings in May 2015, January/February 2017 and February 2018, the private placement in October 2015 and sales pursuant to our at-the-market sales agreement that will be spent in euros according to our budget. If the projected payments in either euro or US$ changes, we may be subject to foreign exchange-rate risk. Currently, we do not have any other exchange rate hedging measures in place. Despite measures taken by the European Union to provide funding to certain EU member states in financial difficulties and by a number of European countries to stabilize their economies and reduce their debt burdens, it is possible that the euro could be abandoned in the future as a currency by countries that have adopted its use. This could lead to the re-introduction of individual currencies in one or more EU member states, or in more extreme circumstances, the dissolution of the European Union. The effects on our business of a potential dissolution of the European Union, the exit of one or more EU member states from the European Union or the abandonment of the euro as a currency, are impossible to predict with certainty, and any such events could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Our Financial Position and Need for Additional Capital

We have incurred significant losses since inception and anticipate that we will continue to incur losses for the foreseeable future. We have no products approved for commercial sale, and to date we have not generated any revenue or profit from product sales. We may never achieve or sustain profitability.

We are a clinical-stage biopharmaceutical company with a limited operating history. We have incurred significant losses since our inception. As of December 31, 2017, our accumulated deficit was €182.7 million. Our losses have resulted principally from expenses incurred in research and development of our product candidates and from general and administrative expenses that we have incurred while building our business infrastructure. We expect to continue to incur losses for the foreseeable future, and we expect these losses to increase as we continue our research and development of, and seek regulatory approvals for, our product candidates, prepare for and begin to commercialize any approved products, and add infrastructure and personnel to support our product development efforts and operations as a public company. The net losses and negative cash flows incurred to date, together with expected future losses, have had, and likely will continue to have, an adverse effect on our shareholders’ equity and working capital. The amount of future net losses will depend, in part, on the rate of future growth of our expenses and our ability to generate revenue.

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

To become and remain profitable, we must succeed in developing and commercializing products with significant market potential. This will require us to be successful in a range of challenging activities for which we are only in the preliminary stages, including developing product candidates, obtaining regulatory approval for them, and manufacturing, marketing and selling those products for which we may obtain regulatory approval. We may never succeed in these activities and may never generate revenue from product sales that is significant enough to achieve profitability. Our ability to generate future revenue from product sales depends heavily on our success in many areas, including but not limited to:

•	completing research and clinical development of our product candidates, including successfully completing registration clinical studies of AFM13 or AFM11;

•	obtaining marketing approvals for our product candidates, including AFM13 or AFM11, for which we complete clinical studies;

•	developing a sustainable and scalable manufacturing process for any approved product candidates and maintaining supply and manufacturing relationships with third parties that can conduct the process and provide adequate (in amount and quality) products to support clinical development and the market demand for our product candidates, if approved;

•	launching and commercializing product candidates for which we obtain marketing approval, either directly or with a collaborator or distributor;

•	establishing sales, marketing, and distribution capabilities in the United States;

•	obtaining market acceptance of our product candidates as viable treatment options;

•	addressing any competing technological and market developments;

•	identifying, assessing, acquiring and/or developing new product candidates;

•	negotiating favorable terms in any collaboration, licensing, or other arrangements into which we may enter;

•	maintaining, protecting, and expanding our portfolio of intellectual property rights, including patents, trade secrets, and know-how; and

•	attracting, hiring and retaining qualified personnel.

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

We are advancing our product candidates through clinical development. Developing pharmaceutical products, including conducting preclinical studies and clinical studies, is expensive. In order to obtain such regulatory approval, we will be required to conduct clinical studies for each indication for each of our product candidates. We will require additional funding to complete the development and commercialization of our product candidates and to continue to advance the development of our other product candidates, and such funding may not be available on acceptable terms or at all. Although it is difficult to predict our liquidity requirements, based upon our current operating plan, we anticipate that our existing liquidity and additional budgeted revenues will enable us to fund the clinical development of AFM13 and AFM11 and pre-clinical development of AFM24 and AFM26 for at least until the fourth quarter of 2019, assuming all of our programs advance as currently contemplated. Because successful development of our product candidates is uncertain, we are unable to estimate the actual funds we will require to complete research and development and to commercialize our product candidates.

Our future funding requirements will depend on many factors, including but not limited to:

•	the number and characteristics of other product candidates that we pursue;

•	the scope, progress, timing, cost and results of research, preclinical development, and clinical studies;

•	the costs, timing and outcome of seeking and obtaining FDA and non-U.S. regulatory approvals;

•	the costs associated with manufacturing our product candidates and establishing sales, marketing, and distribution capabilities;

•	our ability to maintain, expand, and defend the scope of our intellectual property portfolio, including the amount and timing of any payments we may be required to make in connection with the licensing, filing, defense and enforcement of any patents or other intellectual property rights;

•	the extent to which we acquire or in-license other products or technologies;

•	our need and ability to hire additional management, scientific, and medical personnel;

•	the effect of competing products that may limit market penetration of our product candidates;

•	the amount and timing of revenues, if any, we receive from commercial sales of any product candidates for which we receive marketing approval in the future;

•	our need to implement additional internal systems and infrastructure, including financial and reporting systems; and

•	the economic and other terms, timing of and success of our existing collaborations, and any collaboration, licensing, or other arrangements into which we may enter in the future, including the timing of achievement of milestones and receipt of any milestone or royalty payments under these agreements.

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

On November 30, 2016, our subsidiary Affimed GmbH entered into a loan agreement with Silicon Valley Bank, a California corporation (“SVB”), as lender, which we fully guarantee. The loan agreement provides us with a senior secured term loan facility for up to €10.0 million, which agreement was amended in May 2017 to provide that such amount would be available in three tranches. On December 8, 2016, we fully drew down the initial tranche of €5.0 million, and on May 31, 2017 we drew down the second tranche of €2.5 million; the availability of the third tranche expired in September 2017 with such amount remaining undrawn. In connection with such drawdowns, we issued SVB warrants to purchase 219,692 of our common shares, at a weighted-average exercise price of $2.07 per common share (€1.73 per common share).

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

We have broad discretion in the use of our cash on hand and may not use them effectively.

As of December 31, 2017, we had €39.8 million in cash and cash equivalents. Our management will have broad discretion in the use of such funds and could spend them in ways that do not improve our results of operations or enhance the value of our common shares. The failure by our management to apply these funds effectively could result in financial losses that could have a material adverse effect on our business, cause the price of our common shares to decline and delay the development of our product candidates. Pending their use, we may invest our cash and cash equivalents in a manner that does not produce income or that loses value.

Our ability to use our net operating loss carry forwards and other tax attributes may be limited.

Our ability to utilize our net operating losses, or NOLs, is currently limited, and may be limited further, under Section 8c of the Körperschaftsteuergesetz (the German Corporation Income Tax Act) and Section 10a of the Gewerbesteuergesetz (the German Trade Tax Act). These limitations apply if a qualified ownership change, as defined by Section 8c of the Körperschaftsteuergesetz, occurs and no exemption is applicable. Generally, a qualified ownership change occurs if more than 25% of the share capital or the voting rights are directly or indirectly transferred to a shareholder or a group of shareholders within a period of five years. A qualified ownership change may also occur in case of an increase in capital leading to a respective change in the shareholding. In the case of such qualified ownership change tax loss carry forwards, consisting of the NOLs in the same percentage as the ownership change, cannot be utilized. If the percentage of the ownership change exceeds 50%, tax loss carry forwards expire in full. To the extent that the tax loss carry forwards do not exceed hidden reserves taxable in Germany, they may be further utilized despite a qualified ownership change. Furthermore, Section 8c of the Körperschaftssteuergesetz is not applicable to a company provided that such company continues only those operations which are causing the loss (Section 8d Körperschaftsteuergesetz). In addition the Bundesverfassungsgericht (German Supreme Court) ruled that Section 8c of the Körperschaftsteuergesetz or parts thereof do not comply with the German constitution and therefore the German legislator has to adjust Section 8c of the Körperschaftsteuergesetz with retroactive effect for the years 2008 onwards by December 31, 2018.

As of December 31, 2017, we had estimated NOL carry forwards for German tax purposes of €146.8 million. Future changes in share ownership may also trigger an ownership change and, consequently, a Section 8c Körperschaftsteuergesetz or a Section 10a Gewerbesteuergesetz limitation. Any limitation may result in the expiration of a portion or the complete tax loss carry forwards before they can be utilized. As a result, if we earn net taxable income, our ability to use our pre-change NOL carry forwards to reduce German income tax may be subject to limitations, which could potentially result in increased future cash tax liability to us.

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

We have entered into collaborations with other companies that we believe have provided us with valuable funding or other resources such as access to technologies, including our collaborations with The Leukemia & Lymphoma Society, Merck, The MD Anderson Cancer Center and our former collaboration with Amphivena. In the future, we may enter into additional collaborations to leverage our technology platforms, fund our research and development programs or to gain access to sales, marketing or distribution capabilities. Our existing collaborations, and any future collaborations we enter into, may pose a number of risks, including the following:

•	collaborators may have significant discretion in determining the efforts and resources that they will apply to these collaborations;

•	collaborators may not perform their obligations as expected;

•	collaborators may not pursue development and commercialization of any product candidates that achieve regulatory approval or may elect not to continue or renew development or commercialization programs based on clinical study results, changes in the collaborators’ strategic focus or available funding, or external factors, such as an acquisition, that divert resources or create competing priorities;

•	collaborators may delay clinical studies, provide insufficient funding for a clinical study program, stop a clinical study or abandon a product candidate, repeat or conduct new clinical studies or require a new formulation of a product candidate for clinical testing;

•	collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with our products or product candidates if the collaborators believe that competitive products are more likely to be successfully developed or can be commercialized under terms that are more economically attractive than ours;

•	product candidates discovered in collaboration with us may be viewed by our collaborators as competitive with their own product candidates or products, which may cause collaborators to cease to devote resources to the commercialization of our product candidates;

•	a collaborator with marketing and distribution rights to one or more of our product candidates that achieve regulatory approval may not commit sufficient resources to the marketing and distribution of such product or products;

•	disagreements with collaborators, including disagreements over proprietary rights, contract interpretation or the preferred course of development, might cause delays or termination of the research, development or commercialization of product candidates, might lead to additional responsibilities for us with respect to product candidates, or might result in litigation or arbitration, any of which would be time-consuming and expensive;

•	collaborators may not properly maintain or defend our intellectual property rights or may use our proprietary information in such a way as to invite litigation that could jeopardize or invalidate our intellectual property or proprietary information or expose us to potential litigation;

•	collaborators may infringe the intellectual property rights of third parties, which may expose us to litigation and potential liability; and

•	collaborations may be terminated for the convenience of the collaborator and, if terminated, we could be required to raise additional capital to pursue further development or commercialization of the applicable product candidates.

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

All of the risks relating to product development, regulatory approval and commercialization described in this Annual Report also apply to the activities of our program collaborators. For example, Amphivena had entered into a warrant agreement with Janssen Biotech Inc. that gave Janssen the option to acquire Amphivena following IND acceptance by the FDA, upon predetermined terms, in exchange for payments under the warrant. Upon effectiveness of such IND application in July 2016, Janssen decided to not exercise its option to purchase Amphivena, which could potentially be viewed as having negative implications for our business and prospects. We have been supporting the clinical development of Amphivena’s product candidate with €1.9 million in financing, €1.0 million of which was invested in Amphivena in October 2016, €0.6 million of which was invested in March 2017 and €0.3 million of which was invested in December 2017.

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

CROs and independent clinical investigators that we engage to conduct our clinical studies may not devote sufficient time or attention to our clinical studies or be able to repeat their past success.

We expect to continue to depend on independent clinical investigators and CROs to conduct our clinical studies. CROs may also assist us in the collection and analysis of data. There is a limited number of third-party service providers that specialize or have the expertise required to achieve our business objectives. Identifying, qualifying and managing performance of third-party service providers can be difficult, time consuming and cause delays in our development programs. These investigators and CROs will not be our employees and we will not be able to control, other than by contract, the amount of resources, including time, which they devote to our product candidates and clinical studies. In addition, certain clinical studies in which we are involved and which are testing our product candidates are sponsored by academic sites, known as Investigator Sponsored Trials, or ISTs. By definition, the financing, design, and conduct of the study are under the sole responsibility of the respective sponsor. Therefore, we have limited control over these studies and we do not have control over the timing and reporting of the data from these trials. In addition, we may have limited information about ISTs while they are being conducted, including the status of trial initiation and patient recruitment, changes to trial design and clinical study results. Our AFM13 phase 2a in HL and our phase 1b/2a in CD30+ lymphoma with cutaneous manifestations are ISTs. If independent investigators or CROs fail to devote sufficient resources to the development of our product candidates, or if their performance is substandard, it may delay or compromise the completion of trials of our product candidates as well as the prospects for approval and commercialization of any product candidates that we develop. In addition, the use of third-party service providers requires us to disclose our proprietary information to these parties, which could increase the risk that this information will be misappropriated. Further, the FDA and other regulatory authorities require that we comply with standards, commonly referred to as current Good Clinical Practice, or cGCP, and other local legal requirements, e.g. data privacy, for conducting, recording and reporting clinical studies to assure that data and reported results are credible and accurate and that the rights, integrity and confidentiality of trial subjects are protected. Failure of clinical investigators or CROs to meet their obligations to us or comply with cGCP procedures or other applicable legal requirements could adversely affect the clinical development of our product candidates and harm our business.

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

Reliance on third-party manufacturers entails risks to which we would not be subject if we manufactured the product candidates ourselves, including:

•	the possibility of a breach of the manufacturing agreements by the third parties because of factors beyond our control;

•	the possibility of termination or nonrenewal of the agreements by the third parties before we are able to arrange for a qualified replacement third-party manufacturer; and

•	the possibility that we may not be able to secure a manufacturer or manufacturing capacity in a timely manner and on satisfactory terms in order to meet our manufacturing needs.

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

For our clinical development of AFM13 in combination with the anti-PD-1 CPI Keytruda (pembrolizumab), we entered into an agreement with Merck pursuant to which Merck is providing us with pembrolizumab to conduct a phase 1b clinical combination trial in relapsed/refractory HL. We are dependent on Merck for this supply of pembrolizumab. In addition, if we wish to pursue further development of AFM13 in combination with pembrolizumab or any other CPI, we will need to reach an agreement with Merck or another partner for such supply of pembrolizumab or another CPI, respectively. If we do not have an adequate supply and/or cannot reach an agreement with the applicable partner, we may not be able to develop AFM13 in such a combination. Any future supply agreement with a partner for combination trials with AFM13 could influence on our clinical development strategy or our intellectual property or our economic rights, and therefore might impact the content we can derive from such clinical development.

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

We own and/or control our AFM13 patent portfolio, which includes three patent families. Our first patent family is issued and relates to the engineered antibody format, which is called TandAb®, and the methods of making or using such bispecific, tetravalent domain antibodies. This patent family will expire in 2019. The second patent family on AFM13 consists of European patents relating to the use of the specific target combination for the treatment of cancer using a bispecific molecule and will expire in 2020. Our third patent family relates to the mode of action of AFM13, the recruitment of immune effector cells via a specific receptor. These patents will expire in 2026. The latest patent application on AFM13 relates to its combination with PD-1 antibodies, and was filed in 2016. We also own and/or control our AFM11 patent portfolio, which includes issued patents and pending patent applications. As in the case of AFM13, our issued patents relate to the engineered antibody format and will expire in 2019. The pending patent application family claims a new TandAb structure which was specifically used in AFM11, and issued patents in this family will expire in 2030.

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

The following are examples of litigation and other adversarial proceedings or disputes that we could become a party to involving our patents or patents licensed to us:

•	we or our collaborators may initiate litigation or other proceedings against third parties to enforce our patent rights;

•	third parties may initiate litigation or other proceedings seeking to invalidate patents owned by or licensed to us or to obtain a declaratory judgment that their product or technology does not infringe our patents or patents licensed to us;

•	third parties may initiate opposition or reexamination proceedings challenging the validity or scope of our patent rights, requiring us or our collaborators and/or licensors to participate in such proceedings to defend the validity and scope of our patents;

•	there may be a challenge or dispute regarding inventorship or ownership of patents currently identified as being owned by or licensed to us;

•	the U.S. Patent and Trademark Office may initiate an interference between patents or patent applications owned by or licensed to us and those of our competitors, requiring us or our collaborators and/or licensors to participate in an interference proceeding to determine the priority of invention, which could jeopardize our patent rights; or

•	third parties may seek approval to market biosimilar versions of our future approved products prior to expiration of relevant patents owned by or licensed to us, requiring us to defend our patents, including by filing lawsuits alleging patent infringement.

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

The degree of future protection for our proprietary rights is uncertain because legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep our competitive advantage. For example:

•	others may be able to develop a platform that is similar to, or better than, ours in a way that is not covered by the claims of our patents;

•	others may be able to make compounds that are similar to our product candidates but that are not covered by the claims of our patents;

•	we might not have been the first to make the inventions covered by patents or pending patent applications;

•	we might not have been the first to file patent applications for these inventions;

•	any patents that we obtain may not provide us with any competitive advantages or may ultimately be found invalid or unenforceable; or

•	we may not develop additional proprietary technologies that are patentable.

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

In the pharmaceutical industry, significant litigation and other proceedings regarding patents, patent applications, trademarks and other intellectual property rights have become commonplace. The types of situations in which we may become a party to such litigation or proceedings include:

•	we or our collaborators may initiate litigation or other proceedings against third parties seeking to invalidate the patents held by those third parties or to obtain a judgment that our products or processes do not infringe those third parties’ patents;

•	if our competitors file patent applications that claim technology also claimed by us or our licensors, we or our licensors may be required to participate in interference or opposition proceedings to determine the priority of invention, which could jeopardize our patent rights and potentially provide a third party with a dominant patent position;

•	if third parties initiate litigation claiming that our processes or products infringe their patent or other intellectual property rights, we and our collaborators will need to defend against such proceedings; and

•	if a license to necessary technology is terminated, the licensor may initiate litigation claiming that our processes or products infringe or misappropriate their patent or other intellectual property rights and/or that we breached our obligations under the license agreement, and we and our collaborators would need to defend against such proceedings.

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

We currently rely, and may in the future rely, on certain intellectual property rights licensed from third parties in order to be able to use various proprietary technologies that are material to our business. For example, our TandAbs technology was developed under certain patents licensed exclusively to us by DKFZ under a 2001 license agreement which was subsequently amended in 2006. Additionally, an antibody generated in the development of our TandAbs candidates was developed using antibody phage display technologies licensed to us by XOMA. In each of these cases, the licensor retains their full ownership interest with respect to the licensed patent rights, and our rights to use the technologies associated with those patents and to employ the inventions claimed in the licensed patent rights are subject to the continuation of and our compliance with the terms of those licenses.

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

We are a party to a number of agreements, including license agreements, through which we have gained rights to certain intellectual property that relate to our business and we expect to enter into additional such agreements in the future. Our existing agreements impose, and we expect that future agreements will impose, various diligence, commercialization, milestone payment, royalty, and other obligations on us. Certain of our licenses, including each of our licenses with DKFZ and XOMA, contain provisions that allow the licensor to terminate the license upon the occurrence of specific events or conditions. For example, our rights under each of the licenses described above are subject to our continued compliance with the terms of the licenses, certain diligence and development obligations, the payment of royalties, milestone payments and other fees, and certain disclosure and confidentiality obligations. If we are found to be in breach of any of our license agreements, in certain circumstances our licensors may take action against us, including by terminating the applicable license. Because of the complexity of our product candidates and the patents we have licensed, determining the scope of the licenses and related obligations may be difficult and could lead to disputes between us and the licensor. An unfavorable resolution of such a dispute could lead to an increase in the royalties payable pursuant to the license or a termination of the license. If any of our licensors were to terminate our license agreement with them, we may be prevented from the continued use of certain technologies, including our rights to the TandAbs, Flexibody and antibody phage display technologies, in clinical studies or, if our products are approved for marketing, from using such technologies in the manufacturing of products that could be sold commercially. This could delay or prevent us from offering our product candidates. We might not have the necessary rights or the financial resources to develop, manufacture or market our current or future product candidates without the rights granted under these licenses, and the loss of sales or potential sales in such product candidates could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

Approximately 61 of our personnel, including our managing directors and most of our employees working in research and development, work in Germany and are subject to German employment law. Ideas, developments, discoveries and inventions made by such employees are subject to the provisions of the German Act on Employees’ Inventions (Arbeitnehmererfindungsgesetz), which regulates the ownership of, and compensation for, inventions made by employees. We face the risk that disputes may occur between us and our employees or ex-employees pertaining to the sufficiency of compensation paid by us, allocation of rights to inventions under this act or alleged non-adherence to the provisions of this act, any of which may be costly to resolve and take up our management’s time and efforts whether we prevail or fail in such dispute.

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

We are exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include intentional failures to comply with FDA or EMA regulations, to provide accurate information to the FDA or the EMA or intentional failures to report financial information or data accurately or to disclose unauthorized activities to us. Employee misconduct could also involve the improper use of information obtained in the course of clinical studies, which could result in regulatory sanctions and serious harm to our reputation. We have adopted a Compliance Management System (comprising the code of conduct and the compliance policy) which is based on three pillars: prevent, detect and respond to misconduct and an insider trading policy, each of which is communicated on a regular basis. However, it is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant fines or other sanctions.

Risks Relating to Employee Matters and Managing Growth

Our future success depends on our ability to retain key executives and to attract, retain and motivate qualified personnel.

We are highly dependent on the research and development, clinical and business development expertise of our managing directors and other key employees. We have entered into multi-year executive agreements with our managing directors. If any of our managing directors or other key employees becomes unavailable to perform services for us, we may not be able to find a qualified replacement in a timely fashion, which could impede the achievement of our research, development and commercialization objectives and seriously harm our ability to successfully implement our business strategy. The contracts with our three current managing directors, Dr. Adi Hoess, Dr. Florian Fischer and Dr. Wolfgang Fischer, run until the end of the general meeting in 2020. We do not maintain any key man insurance for our managing directors at this time.

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

We have 89 personnel (80 full time equivalents), including those of our subsidiaries. As our development and commercialization plans and strategies develop, we expect to expand our employee base on an as-needed basis. Future growth would impose significant added responsibilities on members of management, including the need to identify, recruit, maintain, motivate and integrate additional employees. Also, our management may need to divert a disproportionate amount of their attention away from our day-to-day activities and devote a substantial amount of time to managing these growth activities. We may not be able to effectively manage the expansion of our operations which may result in weaknesses in our infrastructure, give rise to operational errors, loss of business opportunities, loss of employees and reduced productivity among remaining employees. Our expected growth could require significant capital expenditures and may divert financial resources from other projects, such as the development of existing and additional product candidates. If our management is unable to effectively manage our expected growth, our expenses may increase more than expected, our ability to generate and/or grow revenue could be reduced and we may not be able to implement our business strategy. Our future financial performance and our ability to commercialize our product candidates and compete effectively with others in our industry will depend, in part, on our ability to effectively manage any future growth.

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

•	results and timing of our clinical studies and clinical studies of our competitors’ products;

•	failure or discontinuation of any of our development programs;

•	issues in manufacturing our product candidates or future approved products;

•	regulatory developments or enforcement in the United States and non-U.S. countries with respect to our product candidates or our competitors’ products;

•	failure to achieve pricing and/or reimbursement;

•	competition from existing products or new products that may emerge;

•	developments or disputes concerning patents or other proprietary rights;

•	introduction of technological innovations or new commercial products by us or our competitors;

•	announcements by us, our collaborators or our competitors of significant acquisitions, strategic partnerships, joint ventures, collaborations or capital commitments;

•	changes in estimates or recommendations by securities analysts, if any cover our common shares;

•	fluctuations in the valuation of companies perceived by investors to be comparable to us;

•	public concern over our product candidates or any future approved products;

•	litigation;

•	future sales of our common shares;

•	share price and volume fluctuations attributable to inconsistent trading volume levels of our shares;

•	additions or departures of key personnel;

•	changes in the structure of health care payment systems in the United States or overseas;

•	failure of any of our product candidates, if approved, to achieve commercial success;

•	economic and other external factors or other disasters or crises;

•	period-to-period fluctuations in our financial condition and results of operations, including the timing of receipt of any milestone or other payments under commercialization or licensing agreements;

•	general market conditions and market conditions for biopharmaceutical stocks; and

•	overall fluctuations in U.S. equity markets.

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

Future sales of a substantial number of our common shares, or the perception that such sales will occur, could cause a decline in the market price of our common shares. We had 62,390,068 common shares outstanding as of March 15, 2018. If our existing shareholders sell substantial amounts of common shares in the public market, or the market perceives that such sales may occur, the market price of our common shares and our ability to raise capital through an issue of equity securities in the future could be adversely affected. In addition, we have registered on a Form S-8 registration statement all common shares that we may issue under our equity compensation plans. As a result, these shares can be freely sold in the public market upon issuance, subject to volume limitations applicable to affiliates.

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

Failure to comply with Nasdaq continued listing requirements may result in our common shares being delisted from Nasdaq.

If our stock price falls below $1.00 per common share, we may not continue to qualify for continued listing on Nasdaq. To maintain listing, we are required, among other things, to maintain a minimum closing bid price of $1.00 per common share. If the closing bid price of our common shares is below $1.00 per share for 30 consecutive business days, we will receive a deficiency notice from Nasdaq advising us that we have a certain period of time, typically 180 days, to regain compliance by maintaining a minimum closing bid price of at least $1.00 for at least ten consecutive business days, although Nasdaq could require a longer period.

The delisting of our common shares would significantly affect the ability of investors to trade our common shares and negatively impact the liquidity and price of our common shares. In addition, the delisting of our common shares could materially adversely impact our ability to raise capital on acceptable terms or at all. Delisting from Nasdaq could also have other negative results, including the potential loss of confidence by our current or prospective collaboration partners and third-party service providers, the loss of institutional investor interest, and fewer licensing and partnering opportunities.

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

We are a Dutch public company with limited liability (naamloze vennootschap) organized under the laws of the Netherlands. Our corporate affairs are governed by our Articles of Association and by the laws governing companies incorporated in the Netherlands. However, there can be no assurance that Dutch law will not change in the future or that it will serve to protect investors in a similar fashion afforded under corporate law principles in the United States, which could adversely affect the rights of investors. As of July 3, 2016, the market abuse rules described in “Description of Share Capital and Articles of Association—Dividends and Other Distributions—Obligation to Disclose Holdings and Transactions” are no longer applicable to us.

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

Our authorized share capital increased as of June 20, 2017, following an amendment of our Articles of Association approved by a resolution of the general meeting of shareholders. Our authorized share capital currently amounts to €2,196,000, divided into 109,800,000 common shares, each with a nominal value of €0.01 and 109,800,000 cumulative preferred shares, each with a nominal value of €0.01.

Provisions of our Articles of Association or Dutch corporate law might deter acquisition bids for us that might be considered favorable and prevent or frustrate any attempt to replace or remove the then management board and supervisory board.

Certain provisions of our Articles of Association may make it more difficult for a third party to acquire control of us or effect a change in our management board or supervisory board. These provisions include: the authorization of a class of shares that may be issued to a friendly party; staggered maximum four-year terms of our supervisory directors; a provision that our managing directors and supervisory directors may only be removed by the general meeting of shareholders by a two-thirds majority of votes cast representing more than 50% of our outstanding share capital (unless the removal was proposed by the supervisory board); and a requirement that certain matters, including an amendment of our Articles of Association, may only be brought to our shareholders for a vote upon a proposal by our management board that has been approved by our supervisory board.

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

We are not obligated to and do not comply with all the best practice provisions of the Dutch Corporate Governance Code. This may affect your rights as a shareholder

As a Dutch company we are subject to the Dutch Corporate Governance Code, or DCGC. The DCGC contains both principles and best practice provisions that regulate relations between the management board, the supervisory board and the shareholders (i.e., the general meeting of shareholders). The DCGC is based on a “comply or explain” principle. Accordingly, companies are required to disclose in their annual reports, filed in the Netherlands, whether they comply with the provisions of the DCGC. If they do not comply with those provisions (e.g., because of a conflicting Nasdaq requirement), the company is required to give the reasons for such non-compliance.

The DCGC applies to all Dutch companies listed on a government-recognized stock exchange, whether in the Netherlands or elsewhere, including Nasdaq. We do not comply with all the best practice provisions of the DCGC. The DCGC was revised as per January 1, 2017, and in our annual report for the fiscal year ended December 31, 2017, we will report on our compliance with this revised Code. This may affect your rights as a shareholder and you may not have the same level of protection as a shareholder in a Dutch company that fully complies with the DCGC.

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

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, shareholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our common shares.

Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations. In addition, any testing by us conducted in connection with Section 404 of the Sarbanes-Oxley Act of 2002, or any subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our financial statements or identify other areas for further attention or improvement. Inferior internal controls could also impair our ability to raise revenue, result in the loss of investor confidence in the reliability of our financial statements and subject us to regulatory scrutiny and sanctions, which in turn could harm the market value of our common shares.

We are required to disclose changes made in our internal controls and procedures and our management is required to assess the effectiveness of these controls annually. However, for as long as we are an “emerging growth company” under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal controls over financial reporting pursuant to Section 404. We will continue to be an “emerging growth company” until our fiscal year ending December 31, 2019. An independent assessment of the effectiveness of our internal controls could detect problems that our management’s assessment might not. Undetected material weaknesses in our internal controls could lead to financial statement restatements and require us to incur the expense of remediation.

Changes in accounting standards could impact our results.

The IASB, or other regulatory bodies, periodically introduce modifications to financial accounting and reporting standards or issue new financial accounting and reporting standards under which we prepare our consolidated financial statements. These changes can materially impact the means by which we report financial information, affecting our results of operations. Also, we could be required to apply new or revised standards retroactively.

More specifically, several new or amended standards and interpretations to IFRS are expected over the coming years. In particular, both IFRS 9 “Financial Instruments” and IFRS 15 “Revenues from Contracts with Customers” will go into effect on January 1, 2018 and IFRS 16 “Leases” will go into effect on January 1, 2019. With respect to IFRS 9 and IFRS 15, we have finalized our assessment of the impact thereof (see note 3 to the consolidated financial statements as of December 31, 2017). With respect to IFRS 16, during 2018, we will gather and update information related to leases, assess extension and termination options as well as possible exemptions, and identify the appropriate discount rate.

Currently, we cannot assure you that the changes with respect to IFRS 16 will not substantially affect our results of operations, as we have not finalized our assessment of the impact on our consolidated financial statements. However, we do not expect any effect from these changes on our cash position.

We were likely a “passive foreign investment company” (a “PFIC”) in 2017 and may continue to be a PFIC in future taxable years. A U.S. investor may suffer adverse U.S. federal income tax consequences if we are a PFIC for any taxable year during which the U.S. investor holds common shares.

Under the Internal Revenue Code of 1986, as amended (the “Code”), we will be a PFIC for any taxable year in which, after the application of certain “look-through” rules with respect to subsidiaries, either (i) 75% or more of our gross income consists of “passive income,” or (ii) 50% or more of the average quarterly value of our assets consist of assets that produce, or are held for the production of, “passive income.” Passive income generally includes interest, dividends, rents, certain non-active royalties and capital gains. Because (i) we currently own a substantial amount of passive assets, including cash, and (ii) the valuation of our assets, including our intangible assets, that generate non-passive income for PFIC purposes, as implied by our market capitalization on various dates during 2017, has been less than the value of our passive assets on such dates, we were likely a PFIC in 2017 and may continue to be a PFIC in future taxable years. The average quarterly value of our assets for purposes of determining our PFIC status for any taxable year will generally be determined in part by reference to our market capitalization, which may fluctuate significantly over time. In addition, we may, directly or indirectly, hold equity interests in other entities, including certain of our subsidiaries that are PFICs (“Lower-tier PFICs”).

If we are a PFIC for any taxable year during which a U.S. investor holds common shares, we generally will continue to be treated as a PFIC with respect to that U.S. investor for all succeeding years during which the U.S. investor holds common shares, even if we cease to meet the threshold requirements for PFIC status. Such a U.S. investor may be subject to adverse tax consequences, including (i) the treatment of all or a portion of any gain on disposition as ordinary income, (ii) the application of a deferred interest charge on such gain and the receipt of certain dividends and (iii) compliance with certain reporting requirements. To avoid the application of the foregoing rules, a U.S. investor can make an election to treat us and each Lower-tier PFIC as a qualified electing fund (a “QEF Election”) in the first taxable year that we and each Lower-tier PFIC are treated as PFICs with respect to the U.S. investor. We currently intend to provide the information necessary for a U.S. investor to make a QEF Election with respect to us and each Lower-tier PFIC that we control for 2017 and for any future years with respect to which we determine that we or any Lower-tier PFIC that we control are or are likely to be a PFIC. A U.S. investor can also avoid certain of the adverse U.S. federal income tax consequences described above by making a mark-to-market election with respect to its common shares, provided that the common shares are “marketable.” U.S. investors should consult their tax advisers regarding the availability and advisability of making a QEF Election or a mark-to-market election in their particular circumstances. See “U.S. Federal Income Tax Considerations” for further information regarding the consequences to a U.S. investor if we are a PFIC for any taxable year during which the U.S. investor holds common shares.

ITEM 4. INFORMATION ON THE COMPANY

A.	History and development of the company

We are a clinical-stage biopharmaceutical company focused on discovering and developing highly targeted cancer immunotherapies. Our product candidates are being developed in the field of immuno-oncology, which represents an innovative approach to cancer treatment that seeks to harness the body’s own immune defenses to fight tumor cells. The most potent cells of the human defense arsenal are types of white blood cells called Natural Killer cells, or NK cells, and T cells. Our proprietary, next-generation bispecific antibodies, which we call TandAbs because of their tandem antibody structure, are designed to direct and establish a bridge between either NK cells or T cells and cancer cells. Our TandAbs have the ability to bring NK cells or T cells into proximity and trigger a signal cascade that leads to the destruction of cancer cells. Due to their novel tetravalent architecture (which provides for four binding domains), our TandAbs bind to their targets with high affinity and have half-lives that allow regular intravenous administration, with different dosing schemes being explored to allow for improved exposure in heavily pretreated patient populations. We are also developing novel tetravalent, bispecific antibody formats with the potential to tailor immune-engaging therapy to different indications and settings. We believe, based on their mechanism of action and the preclinical and clinical data we have generated to date, that our product candidates, alone or in combination, may ultimately improve response rates, clinical outcomes and survival in cancer patients and could eventually become a cornerstone of modern targeted oncology care..

Affimed was founded in 2000 based on technology developed by the group led by Professor Melvyn Little at Deutsches Krebsforschungszentrum, the German Cancer Research Center, or DKFZ, in Heidelberg.

Focusing our efforts on antibodies specifically binding NK cells through CD16A, a key activating receptor on innate immune cells, we have built a clinical and preclinical pipeline of NK cell-engaging bispecific antibodies designed to activate both innate and adaptive immunity. Compared to a variety of T cell-engaging technologies, our NK cell engagers appear to have a better safety profile and have the potential to achieve more potent and deeper immune responses potentially through enhancing crosstalk of innate to adaptive immunity. Their safety profiles also make our molecules suitable for development as combination therapies (e.g. with checkpoint inhibitors, or CPIs, adoptive NK cells or cytokines).

As of today, we have focused our research and development efforts on four proprietary programs for which we retain global commercial rights. Because our tetravalent bispecific antibodies bind with receptors that are known to be present on a number of types of cancer cells, each of our product candidates could be developed for the treatment of several different cancers. We intend to initially develop our two clinical stage product candidates in orphan or high-medical need indications, including as a salvage therapy for patients who have relapsed after, or are refractory to, that is who do not respond to treatment with, standard therapies, which we refer to as relapsed/refractory. These patients have a limited life expectancy and few therapeutic options. We believe this strategy will allow for a faster path to approval and will likely require smaller clinical studies compared to indications with more therapeutic options and larger patient populations. We believe such specialized market segments in oncology can be effectively targeted with a small and dedicated marketing and sales team. We currently intend to establish a commercial sales force in the United States and/or Europe to commercialize our product candidates when and if they are approved.

We also see an opportunity in the clinical development of our tetravalent bispecific antibodies in combination with other agents that harness the immune system to fight cancer cells, such as CPIs, adoptive NK cells and cytokines. Such combinations of cancer immunotherapies may ultimately prove beneficial for larger patient populations in earlier stages of diseases, beyond the relapsed/refractory disease setting.

Our main offices and laboratories are located at the Technology Park adjacent to the German Cancer Research Center (DKFZ) in Heidelberg, where we employ 61 personnel, approximately 60% of whom have an advanced academic degree. Including AbCheck and Affimed Inc. personnel, our total headcount is 89 (80 full time equivalents). We are led by experienced executives with a track record of successful product development, approvals and launches, specifically of biologics. Our supervisory board includes highly experienced experts from the pharmaceutical and biotech industries, with a specific background in hematology.

In 2009, we formed AbCheck, our 100% owned, independently run antibody screening platform company, located in the Czech Republic. AbCheck is devoted to the generation and optimization of fully human antibodies. Its technologies include a combined phage and yeast display antibody library and a proprietary algorithm to optimize affinity, stability and manufacturing efficiency. AbCheck also uses a super human library as well as their newly developed mass humanization technology to discover and optimize high-quality human antibodies. In addition to providing candidates for Affimed projects, AbCheck is recognized for its expertise in antibody discovery throughout the United States and Europe and has been working with globally active pharmaceutical and biotechnology companies such as Tusk Therapeutics, bluebird bio, Eli Lilly, Daiichi Sankyo, Pierre Fabre and others.

B.	Business overview

Our Strategy

Our goal is to engineer targeted immunotherapies, seeking to cure patients by harnessing the power of innate and adaptive immunity (NK and T cells). We are developing single and combination therapies to treat cancers and other life-threatening diseases. For this, we have developed an entirely novel antibody platform that delivers different types of next-generation antibodies, bispecific and trispecific Abs, TandAbs, as well as novel tetravalent, bispecific antibody formats. Based on the unique properties and mechanism of action of these products and supported by the preclinical and clinical data we have generated to date, we believe that our product candidates, alone or in combination, may ultimately improve clinical outcomes in cancer patients and could eventually become a key element of modern targeted oncology care. Key elements of our strategy to achieve this goal are to:

▪ Rapidly Advance the Development of our Clinical Stage Product Candidates, including Combinations with Other Immunotherapies. Our product development strategy initially targets relapsed or refractory cancer patients who have limited therapeutic alternatives, which we believe will enable us to utilize an expedited regulatory approval process. In the second quarter of 2015, a phase 2a proof of concept study of AFM13 as a monotherapy was initiated by the German Hodgkin Study Group (GHSG) in HL patients that have received all standard therapies and have relapsed after or are refractory to Adcetris. Due to delays in opening study sites and the availability of anti-PD-1 antibodies for the treatment of relapsed/refractory HL patients, we have experienced slower recruitment into the study than anticipated. Consequently, the overall study design was revised in order to adapt to the changing treatment landscape, namely the availability of anti-PD-1 antibodies. The study now includes HL patients relapsed or refractory to treatment with both brentuximab vedotin (Adcetris) and anti-PD-1 antibodies. The study is open and recruiting under the new study design. Different dosing protocols of AFM13 are being explored to allow for improved exposure in more heavily pretreated patient populations. We are also supporting a phase 1b/2a study of AFM13 as an IST in patients with relapsed or refractory CD30+ lymphoma led by Columbia University in New York that was initiated in the third quarter of 2017. In addition to determining clinical efficacy, this is also a translational study in patients with cutaneous manifestations and is designed to allow for serial biopsies, thereby enabling assessment of NK cell biology and tumor cell killing within the tumor microenvironment. In this study, the first and second cohorts have been fully enrolled and recruitment into the third cohort is ongoing. Furthermore, we are conducting a phase 1b clinical study of AFM13 in combination with Merck’s anti-PD-1 antibody Keytruda (pembrolizumab) in HL patients relapsed /refractory to chemotherapy and Adcetris. In this study, we have completed recruitment into a dose escalation cohort and dose expansion cohort. In addition, we are conducting a phase 1 clinical study of AFM11 in patients with non-Hodgkin Lymphoma, or NHL. The study has recently completed the third dose cohort. We are also conducting a phase 1 clinical study of AFM11 in patients with ALL, which is currently enrolling into the fifth dose cohort.

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

▪ Use Our Technology Platforms and Intellectual Property Portfolio to Continue to Build our Cancer Immunotherapy Pipeline. We generate our product candidates from our proprietary antibody engineering technology platforms consisting of bi- and Trispecific NK cell and T cell engagers. We plan to continue to leverage these technologies to develop new pipeline product candidates. We believe we can utilize our platforms to address additional targets that we may in-license in the future or identify internally. We intend to continue to innovate in our field and create additional layers of intellectual property in order to enhance the platform value and extend the life cycle of our products. We believe our strong intellectual property position can be used to support internal development as well as out-licensing and collaboration opportunities.

▪ Maximize the Value of our Collaboration Arrangements with LLS, Merck and MD Anderson. We have a research agreement with LLS under which LLS has committed to co-fund the development of AFM13, with the focus having been shifted towards combination therapy in June 2016 due to the recent changes within the rapidly evolving cancer immunotherapy treatment landscape. We believe that this collaboration will also allow us to expedite patient enrollment for future studies by leveraging the LLS’s existing relationships with key U.S. clinical investigators. In January 2016, we entered into a clinical research collaboration with Merck & Co to investigate the combination of Merck’s anti-PD-1 therapy, Keytruda (pembrolizumab), with AFM13 for the treatment of patients with relapsed/refractory HL. In January 2017, we entered into a clinical development and commercialization collaboration with The University of Texas MD Anderson Cancer Center, or MD Anderson, to evaluate AFM13 in combination with MD Anderson’s NK cell product. MD Anderson will be responsible for conducting preclinical research activities aimed at investigating its NK cells derived from umbilical cord blood in combination with AFM13, which are intended to be followed by a phase 1 study. We will fund research and development expenses for this collaboration and hold an option to exclusive worldwide rights to develop and commercialize any product developed under the collaboration. We believe that these collaborations help to validate and more rapidly advance our discovery efforts, technology platforms and product candidates, and will enable us to leverage our platforms through additional high-value partnerships. As part of our business development strategy, we aim to enter into additional research collaborations in order to derive further value from our platforms and more fully exploit their potential.

▪ Intensify our Collaboration with Academia. We have entered into multiple collaborations with academic partners including the German Hodgkin Study Group, the Mayo Clinic, Washington University in St. Louis, the Columbia University, MD Anderson Cancer Center and the German Cancer Research Center (DKFZ), amongst others. We established a Scientific Advisory Board in 2015. We will continue to engage with key experts in our areas of interest with activities.

▪     Utilize AbCheck to Generate and Optimize Antibodies. We formed AbCheck in 2009 to leverage our antibody screening platform and partner with other biopharmaceutical companies in fee-for-service engagements. We use AbCheck’s state-of-the-art phage and yeast display screening technologies as well as a proprietary batch humanization process and bioinformatics tools to identify and optimize antibodies that are highly specific for the targets we or our customers select, and that we engineer into bi- and Trispecific immune cell engagers. AbCheck’s high-quality capabilities have been validated through multiple international collaborations including a clinical research partnership with globally active pharmaceutical and biotechnology companies such as Tusk Therapeutics, bluebird bio, Eli Lilly, Daiichi Sankyo, Pierre Fabre and others.

Our Strengths

We believe we are a leader in developing cancer immunotherapies due to several factors:

▪ Our Lead Product Candidate, AFM13, is a First-in-Class NK cell Engager. AFM13 is a targeted immunotherapy that is currently in development for HL and CD30-positive lymphoma in relapsed/refractory patients. To engage and activate NK cells, we have engineered AFM13 with a unique binding specificity for CD16A. AFM13 binds to CD16A with approximately 1,000-fold higher affinity than native antibody molecules via the constant region. While native antibodies bind to CD16A and CD16B with similar affinity, AFM13 does not bind to CD16B at all. CD16B is expressed on the surface of neutrophils which show very limited anti-tumor activity. As neutrophils exist in such large amounts, most AFM13 would bind to this cell type and only a small part would be available for binding to NK cells. We believe that AFM13 is the only antibody in development that can specifically engage CD16A+ cells, in particular NK cells, with very high affinity. In the second quarter of 2015, a phase 2a proof of concept study of AFM13 was initiated by the German Hodgkin Study Group (GHSG) in HL patients that have received all standard therapies and have relapsed after or are refractory to Adcetris. The Leukemia and

Lymphoma Society, or LLS, has agreed to co-fund a portion of the development of AFM13. We are also supporting a phase 1b/2a study of AFM13 in patients with relapsed or refractory CD30+ lymphoma as an IST led by Columbia University in New York that was initiated in the third quarter of 2017. In addition to determining clinical efficacy, this is also a translational study in patients with cutaneous manifestations and is designed to allow for serial biopsies, thereby enabling assessment of NK cell biology and tumor cell killing within the tumor microenvironment. In this study, the first and second cohorts have been fully enrolled and recruitment into the third cohort is ongoing. We initiated a clinical phase 1b study investigating the combination of AFM13 with Merck’s Keytruda (pembrolizumab) in patients with relapsed/refractory HL in the first half of 2016. The study is designed to establish a dosing regimen for the combination therapy and assess its safety and efficacy. We have also entered into a clinical development and commercialization collaboration with MD Anderson to evaluate AFM13 in combination with MD Anderson’s NK cell product.

▪ Our T cell-engaging Lead Product Candidate, AFM11. By leveraging our technology platform, we have built a growing pipeline of additional product candidates. Our second product candidate, AFM11, has demonstrated in preclinical studies highly specific and effective engagement of T cells, inducing rapid and potent in vitro and in vivo tumor cell killing. Although we believe the PK of AFM11 will compare favorably to Amgen’s Blincyto, we are currently exploring different dosing regimens in our clinical studies to address specific features relating to T cell engagement, which may require longer infusion times. We are conducting a phase 1 clinical study of AFM11 in patients with non-Hodgkin Lymphoma, or NHL. The study has recently completed the third dose cohort. We are also conducting a phase 1 clinical study of AFM11 in patients with ALL, which is currently enrolling into the fifth dose cohort.

▪ Growing Pipeline of Product Candidates Focused on Key Cancer Indications. A CD16A NK cell engager, called AFM24, targeting EGFR-wild type, a validated solid tumor target has been engineered and characterized preclinically and we expect to provide an update on the program in the second quarter of 2018. In addition, we are developing AFM26 preclinically, a CD16A NK cell engager targeting another validated tumor target, B cell maturation antigen (BCMA), in multiple myeloma.

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

▪ Experienced Management Team with Strong Track Record in the Development and Commercialization of New Medicines. Members of our management team have extensive experience in the biopharmaceutical industry, and key members of our team have played an important role in the development and commercialization of approved drugs. Our Chief Executive Officer Adi Hoess was a member of the team that developed and commercialized Firazyr®, while our Chief Operating Officer Wolfgang Fischer played a leading role in the development of Myfortic®, Certican®, Tasigna®, Zarzio®, Erelzi® and Rixathon®. Our recently hired Chief Medical Officer Leila Alland has played key roles in the development and approval of Tagrisso®, Opdivo®, Tasigna® and Caelyx®/Doxil®.

▪ Strong Technology Base and Solid Patent Portfolio in the Field of Targeted Immuno-Oncology. We are a leader in the field of bi-and trispecific antibody therapeutics for the treatment of cancer. We have a patent portfolio that includes the tetravalent TandAb antibody platform itself. Further, we have a proprietary position in NK cell engagement, specifically regarding binding domains directed at CD16A with no cross-reactivity to CD16B. We have more than a decade of experience in the discovery and development of such complex antibodies, and our molecular architecture allows for efficient and cost-effective manufacturing. In addition to supporting internal product development, we believe our strong intellectual property position can be used to support out-licensing and collaboration opportunities in the field of immuno-oncology.

Our research and development pipeline

We are developing a pipeline of immune-cell engagers for the treatment of cancer as shown below:

Our lead candidate, AFM13, is a first-in-class NK cell TandAb designed for the treatment of certain CD30-positive (CD30+) B- and T cell malignancies. AFM13 selectively binds with CD30, a clinically validated target, and CD16A, an integral membrane glycoprotein receptor expressed on the surface of NK cells, triggering a signal cascade that leads to the destruction of tumor cells that carry CD30. In contrast to conventional full-length antibodies, AFM13 does not bind to CD16B, which prevents binding to other cells, e.g. neutrophils. Furthermore, AFM13 binds CD16A with an approximately 1000-fold higher affinity than monoclonal antibodies thereby significantly increasing potency and efficacy as preclinically demonstrated.

We are currently investigating AFM13 as mono- and combination therapy in relapsed/refractory HL and relapsed/refractory CD30-positive lymphoma patients. In a completed phase 1 dose-escalation clinical study, AFM13 was well-tolerated and demonstrated tumor shrinkage or slowing of tumor growth, with disease control shown in 16 of 26 patients eligible for efficacy evaluation. AFM13 also stopped tumor growth in patients who have relapsed after, or are refractory to Adcetris (brentuximab vedotin), a CD30-targeted chemotherapy approved by the U.S. Food and Drug Administration, or FDA, in August 2011 as a salvage therapy for HL. Approximately half of the patients treated with Adcetris experience disease progression in less than half a year after initiation of therapy. Six out of seven patients who became refractory to Adcetris as the immediate prior therapy experienced stabilization of disease under AFM13 treatment according to Cheson’s criteria, standard criteria for assessing treatment response in lymphoma. We believe that based on its novel mode of action, AFM13 may be beneficial to patients who have relapsed or are refractory to treatment with Adcetris and may provide more durable clinical benefit.

Affimed is also currently sponsoring an IST led by GHSG. This phase 2a clinical study of AFM13 in patients with relapsed/refractory HL started recruitment in the second quarter of 2015. Under the original protocol, seven patients were recruited that were relapsed/refractory to Adcetris but naïve to anti-PD-1 antibodies and two of these patients experienced a partial response showing an objective response rate (ORR) of 29%. Due to delays in opening trial sites and the availability of anti-PD-1 antibodies for the treatment of relapsed/refractory HL patients, in the past we have experienced slower recruitment into the study than anticipated. Consequently, the overall study design was revised in order to adapt to the changing treatment landscape, namely the availability of anti-PD-1 antibodies. The study now recruits HL patients relapsed or refractory to treatment with brentuximab vedotin and anti-PD-1 antibodies. The study is open and recruiting under the new study design.

Furthermore, we are conducting a phase 1b clinical study of AFM13 with Merck’s anti-PD-1 antibody Keytruda (pembrolizumab) in HL. In this study, we have completed recruitment of a total of 30 patients, comprising a dose escalation cohort of 12 patients as well as an expansion cohort of an additional 18 patients, and in December 2017 and February 2018, the first data were published. Best response preliminary assessment data from nine patients treated at the highest AFM13 dose level (7 mg/kg) as reported by central read showed an ORR of 89%, including complete metabolic responses (CmRs) in 44% and partial metabolic responses (PmRs) in 44% of patients. One patient experienced stable disease (SD).This ORR of 89% compared favorably to the historical ORR of Keytruda (58-63%) as monotherapy in a similarly pretreated patient population. Namely, such patients were relapsed/refractory HL and post autologous stem cell transplantation (ASCT) or ineligible for ASCT and had failed brentuximab vedotin. A total of 24 patients are being treated at the highest AFM13 dose level. The combination was well-tolerated with most of the adverse events observed mild to moderate in nature and manageable with standard of care. We expect full 3-month data by mid-year 2018 and intend to provide regular updates at scientific or medical conferences.

We are also supporting a phase 1b/2a study of AFM13 as an IST in patients with relapsed or refractory CD30+ lymphoma as an IST led by Columbia University in New York. In addition to determining clinical efficacy, this is also a translational study in patients with cutaneous manifestations and is designed to allow for serial biopsies, thereby enabling assessment of NK cell biology and tumor cell killing within the tumor microenvironment. In this study, the first and second cohorts have been fully enrolled and recruitment into the third cohort is ongoing. An analysis of the first dose cohort (three patients dosed at 1.5 mg/kg) has been completed. The data demonstrated that AFM13 could be safely administered and showed therapeutic activity as a single agent, with an ORR of 66%. In detail, one complete response (CR), one partial response (PR) and one SD were observed, as determined by global response score.

In order to prepare for further clinical development, we performed preclinical studies investigating the combination of AFM13 with check-point modulators (CPMs) with collaboration partners. We believe that AFM13 and CPMs administered together could lead to greater tumor cell killing because these molecules may have a synergistic anti-tumor effect involving both NK cells and T cells. Based on the preclinical data, we entered into a collaboration with Merck and have initiated a clinical phase 1b study investigating the combination of AFM13 with Merck’s anti-PD-1 antibody Keytruda (pembrolizumab) in patients with relapsed/refractory HL. In addition, the LLS has committed to co-fund the development of AFM13 with the focus having been shifted towards combination therapy in June 2016 following the greater focus of combination therapies in immune-oncology.

In January 2017, we entered into a clinical development and commercialization collaboration with MD Anderson to evaluate AFM13 in combination with MD Anderson’s NK cell product. MD Anderson will be responsible for conducting preclinical research activities aimed at investigating its NK cells derived from umbilical cord blood in combination with AFM13, which are intended to be followed by a phase 1 study. We will fund research and development expenses for this collaboration and hold an option to exclusive worldwide rights to develop and commercialize any product developed under the collaboration.

Together with our collaboration partner, the German Cancer Research Center (DKFZ), we recently published data presenting evidence of AFM13 modulating NK cells by sensitizing them to IL-2 and/or IL-15 stimulation. In this study, after exposure to AFM13, the NK cells showed improved IL-2- and IL-15-mediated proliferation and cytotoxicity. These data support the strategy of combining our NK -cell engagers with IL-2- or IL-15 to potentially achieve deeper clinical responses.

Our second clinical stage candidate, AFM11, is a T cell TandAb designed for the treatment of certain CD19+ B cell malignancies, including non-Hodgkin Lymphoma, or NHL and Acute Lymphocytic Leukemia, or ALL. AFM11 binds selectively with CD19, a clinically validated target in B cell malignancies. It also binds to CD3, a component of the T cell receptor complex, triggering a signal cascade that leads to the destruction of tumor cells that carry CD19. Based on its molecular characteristics, in particular its molecular weight, we expect AFM11 will have a longer half-life than blinatumomab, a bispecific antibody also targeted against CD19 and CD3 developed by Amgen, and approved in the United States and Europe. AFM11 has shown 100-fold higher affinity to CD3 resulting in up to 40-fold greater cytotoxic potency at low T cell counts compared to blinatumomab. We therefore believe it may have an efficacy advantage, especially in immunocompromised patients. Although the PK of TandAbs is longer as compared to Amgen’s BiTEs such as Blincyto, AFM11 might have a convenience advantage due to its half-life and we are exploring different dosing regimens in our clinical studies to address specific features relating to T cell engagement, which may require longer infusion times. We are conducting a phase 1 clinical study of AFM11 in patients with NHL. The study has recently completed the third dose cohort. We are also conducting a phase 1 clinical study of AFM11 in patients with ALL, which is currently enrolling into the fifth dose cohort.

We are developing AFM24, an NK cell-engaging bispecific antibody targeting EGFR-wild type, which represents a validated antigen expressed by a variety of solid tumors. Constitutive EGFR activation through amplification or dysregulation plays an important role in the pathophysiology of numerous solid cancers, such as colorectal cancer (CRC), non-small cell lung cancer (NSCLC) or squamous cell carcinomas of the head and neck (HNSCC). We are generating high affinity tetravalent, bispecific lead candidates binding to CD16A and the extracellular domain of EGFR with varying half-lives. We believe these antibodies are differentiated from other EGFR-targeting therapies such as cetuximab due to the very limited competition of NK cell-binding by circulating IgG. Moreover, our antibodies showed superior potency and efficacy compared to classical or Fc-enhanced antibodies, as well as the ability to kill tumor cells when they express mutated proto-oncogene RAS, a negative predictive biomarker for EGFR-targeting monoclonal antibodies. We anticipate completing IND-enabling studies for AFM24 by mid-year 2019.

We are also developing AFM26, an NK cell-engaging bispecific antibody targeting B cell maturation antigen (BCMA) to address the medical need for a novel approach to treat multiple myeloma. In particular, we aim to leverage BCMA as a target in autologous stem cell transplant (ASCT)-eligible patients, with treatment at or shortly after ASCT offering the potential to eliminate minimal residual disease (MRD), avoiding relapse. We believe BCMA is a highly promising target for therapeutic intervention based on early clinical data (CAR-T and ADCs), but low expression of BCMA is a significant hurdle to eliminate malignant cells. NK cells are the first population of lymphocytes to recover post-transplant, offering the opportunity to exploit AFM26 in the ASCT setting. Preclinical development of AFM26 is ongoing; we are developing different tetravalent bispecific antibody formats and have selected the final candidate. AFM26 employs a unique mechanism of action through high affinity engagement of NK cells, in vitro efficacy against cells expressing very low levels of BCMA and NK cell binding largely unaffected by IgG competition. In addition, AFM26 offers the opportunity for combination with adoptive NK cell transfer, as it appears to have a favorable safety profile with lower cytokine release as compared to BiTE.

Amphivena’s product candidate, AMV564, is a CD33/CD3-specific T cell TandAb. Amphivena is clinically developing AMV564 for the treatment of acute myeloid leukemia (AML), for which Amphivena has obtained Orphan Drug Designation, and other hematologic malignancies. In preclinical studies, AMV564, which was derived from our TandAb platform, has demonstrated potent and selective cytotoxic activity in AML patient samples as well as robust tumor growth inhibition and a complete elimination of leukemic blasts in xenograft models. The IND application for AMV564 was accepted in July 2016 and Amphivena is conducting a phase 1 clinical study of AMV564 in relapsed or refractory AML. Amphivena also plans to launch a phase 1 clinical study in patients with myelodysplastic syndrome (MDS) and is exploring the utility of AMV564 in solid tumors. We are continuing to support AMV564’s clinical development.

In addition, we have been exploring trispecific Abs for various undisclosed targets which are currently at a discovery stage to be developed for indications such as multiple myeloma (MM), as well as novel tetravalent, bispecific antibody formats for NK cell engagement offering varying PK/PD profiles relevant to certain diseases.

Immune System and Cancer Background

Immune System

The human immune system is characterized by an early, nonspecific initial response called innate immunity, and a highly specific response adapted to pathogenic or tumorigenic antigenesis called adaptive immunity. Although the human immune system is normally capable of recognizing foreign or aberrant cells, cancer cells have developed highly effective ways to escape the surveillance and defense mechanisms of the immune system. As a result, immune cells such as NK cells (a part of innate immune system) and T cells (a part of the adaptive immune system) cannot recognize tumor cells as foreign or aberrant and therefore cannot fight them.

▪ NK cells: NK cells are important mediators of the innate immune system and can display cytotoxic, or cell-killing, activity against “altered self” (virus-infected and cancerous) cells. They were named “natural killers” because they recognize altered structures without the need for antigen processing and presentation. NK cells possess a large number of receptors that activate NK cells to destroy deviant cells.

▪ T cells: T cells are part of the adaptive immune system and only target cells that present antigen on their surface. The immune system recognizes a particular antigen and produces cytotoxic T cells that bind to cells that present that antigen. As a result, billions of different structural variants can be recognized by the adaptive immune system, but each individual T cell can only bind and respond to a single structure or molecule.

Increased understanding of the fundamentals of cellular and molecular tumor immunology has identified many ways in which the immune system can be augmented to treat cancer, including priming/boosting of the immune system, T cell modulation, reducing immunosuppression in the tumor microenvironment and enhancing adaptive immunity. This new area of medicine, termed cancer immunotherapy, has the potential to offer adaptable and durable cancer control across a variety of tumor types. Our bi- and trispecific antibody platforms enable a direct interaction of NK or T cells with cancer cells on the level of single cells leading to apoptosis, or destruction of the tumor cells.

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

According to the American Cancer Society, cancer is the second most common cause of death in the United States. In the United States, 1.7 million new cases of cancer are expected to be diagnosed in 2018, and more than 609,000 deaths from cancer were expected to occur. The 5-year relative survival rate for all cancers diagnosed during 2007-2013 was 69%. In 2013, there were an estimated 14 million people currently suffering from cancer in the United States. According to a National Institute of Health analysis, medical costs associated with cancer reached $125 billion in 2010 and are projected to increase another 27% by 2020, to at least $158 billion.

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

The next approach to pharmacological cancer treatment was to develop drugs, referred to as targeted therapeutics, including monoclonal antibodies, which are antibodies that are cloned from a single parent cell, that target specific biological molecules in the human body that play a role in rapid cell growth and the spread of cancer. Included in this category are small molecule drugs as well as large molecule drugs, also known as biologics. With heightened vigilance and new diagnostic tests, targeted therapies (including monoclonal antibodies such as Herceptin®, Rituxan ®, Erbitux® and Avastin® as well as small molecules such as Nexavar ® and Tarceva®), have resulted in improvements in overall survival for many cancer patients. More recently, antibodies have been developed that are optimized regarding their effector function, also known as Fc optimized antibody drugs, for example obinutuzumab. These molecules are designed to engage NK cells and macrophages more effectively in the elimination of cancer cells.

Cancer immunotherapy plays an increasing role among emerging cancer drug therapies. The intention is to harness the body’s own immune system to fight tumor cells or in some cases reestablish or remove certain blockades or signaling cascades. There are different approaches: vaccinations, checkpoint modulators that target co-stimulatory signals of the immune system, T cell and NK cell engagers, for example, bispecific antibodies, or cellular therapies involving transforming a patient’s own T cells to express chimeric antigen receptors (CARs). Ipilimumab (Yervoy), sipuleucel-T (Provenge), and more recently nivolumab (Opdivo), pembrolizumab (Keytruda), and blinatumomab

(Blincyto) were the first cancer immunotherapies to enter the market. Our platforms of bi- and trispecific antibodies add further promise to the field of immuno-oncology.

Our Technologies

We generate our pipeline of product candidates from four proprietary platform technologies based on our proprietary tetravalent antibody architecture characterized by four binding domains, creating bispecific NK cell and T cell TandAbs (binding to two different targets), trispecific Abs (binding to three different targets) and novel tetravalent bispecific antibody formats offering varying PK/PD profiles relevant to certain diseases. These molecules bind to specific targets on a tumor cell and to NK cells or T cells and thereby direct the immune cell to eliminate the tumor cell.

TandAbs

Our TandAbs are designed with two binding domains for immune cell targeting and two for tumor cell targeting and can be engineered to engage two different types of immune cells, either NK cells or T cells.

Specifically, they are designed to have the following properties:

▪ bispecific or trispecific targeting;

▪ binding with high specificity, or selectivity;

▪ binding with high affinity/avidity, or strength;

▪ molecular weight allowing for intravenous bolus administration; and

▪ stable structure conducive to efficient and cost-effective manufacturing.

Trispecific Antibodies (TriFlex)

Like TandAbs, trispecific Abs also have two domains for immune cell targeting and two for tumor cell targeting, but their two tumor binding domains or effector cell binding domains can be distinct, each one designed to bind a different target on the tumor cell or effector cell, respectively (see illustration below). We are developing our trispecific Abs as both NK cell and T cell engagers.

Schematic representation of TandAbs (left and middle) and trispecific Abs (right)

Schematic representation of the mode of action of tetravalent bispecific immune cell engager

Our lead candidate NK cell TandAb, AFM13, binds to CD30, a receptor found on the tumor cells of patients with HL and other CD30+ malignancies.

Immune cell with receptors and tumor cell with receptors	Immune cell engager redirects the immune cell to the tumor cell, forming an immunological synapse	Immune cell releases perforin, creating pores in tumor cell membrane through which granzyme enters, triggering caspase cascade	Granzyme and caspase action trigger apoptosis of tumor cell. Immune cell engager is released

Novel Tetravalent Bispecific Antibody Formats

The strategy of our novel tetravalent bispecific antibody format platform is based on tetravalent, bispecific immune cell engagement. We have explored various formats designed to prolong both serum PK and pharmacodynamics.

Comparison of conventional and TandAb antibodies

Native, or naturally occurring, antibodies are Y-shaped proteins that are used by the immune system to target pathogens. Antibodies are comprised of two identical heavy chains and two identical light chains. The binding sites for target molecules are formed by the two variable domains of the heavy and light chains at the tips of the two arms, also referred to as Fv regions. The two Fv regions target the same antigen, and this bivalent binding to a receptor on the surface of a cell leads to an increase in binding strength. The Fc region can bind, recruit and activate immune system cells, including NK cells, but not T cells, to amplify the immune response to antigen bound by the Fv regions.

Conventional Antibody	TandAb

Our TandAbs consist of four FV domain fragments derived from two different parent antibodies. Two FV fragments bind specifically to a disease target, such as CD30 on a tumor cell, and the other two FV regions bind specifically to receptors of an immune cell, such as an NK cell. In this way, our TandAbs are designed to bind with specificity to two different cells, a target cell and an effector cell. The FV domain fragments are connected by short peptide linkers. TandAbs are expressed from a single gene construct, and two chains of the resulting polypeptides assemble spontaneously in an intermolecular fashion to form the biologically active structure (a homodimer). Like the parent antibodies, a TandAb has two binding sites for each target: two domains bind to a receptor on an NK cell or T cell, and two bind to a receptor on tumor cells.

We have three proprietary platform technologies based on our proprietary tetravalent antibody architecture characterized by four binding domains:

▪ NK cell TandAbs - These bispecific antibodies are designed to bind with high affinity to a specific target on a tumor cell and to NK cells and thereby direct the NK cell to eliminate the tumor cell.

▪ T cell TandAbs - These bispecific antibodies are designed to bind with high affinity to a specific target on a tumor cell and to T cells and thereby direct the T cell to eliminate the tumor cell.

▪ Trispecific Abs for dual targeting of tumor cells - These antibodies are designed to bind to two different targets on the tumor cell and to either T cells or NK cells and thereby direct the T cell or NK cell to eliminate the tumor cell.

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

NK cell TandAbs

NK cells distinguish between healthy cells and foreign or aberrant cells through a process that is governed by a complex interaction of activating and inhibitory receptors that regulate their activity. While NK cells can bind to the Fc regions of native full-length antibodies to induce a cytotoxic effect, our NK cell TandAbs are designed to enhance the activity of NK cells in killing targeted tumor cells because they bind the FcγRIIIA (CD16A) receptor on NK cells with high specificity and approximately 1,000-fold higher affinity than IgG-based antibodies, and greater than 25-fold higher affinity than typical Fc-optimized IgG antibodies.

CD16A is an integral membrane glycoprotein found on the surface of NK cells, but not neutrophils. Other therapeutic antibodies bind not only to CD16A, but, to our knowledge, also to the highly homologous CD16B, an isoform differing from CD16A by only a few amino acids. CD16B is expressed on neutrophils, which are the most numerous white blood cells (leukocytes), and blood plasma contains high levels of soluble CD16B cleaved from the daily turnover of apoptotic neutrophils. Thus CD16B, being readily available to bind to any Fc-based antibody formats, represents an antibody sink by neutralizing such antibodies. To engage and activate NK cells, we have generated a highly effective and specific human antibody that targets the CD16A receptor and does not cross-react with CD16B (see figure below).

Binding of NK cell TandAb to CD16A (high-and low affinity genetic variants (allotypes) 158V and 158F, respectively) and to CD16B (SH, NA1 and NA2 allotypes), the latter showing zero response (no binding)

T cell TandAbs

CD4+ or CD8+ T-lymphocytes (T cells) are primary effectors of adaptive immunity and launch an attack only once foreign or aberrant material is processed and small pieces thereof are presented to them. Our T cell TandAbs are designed to tether a T cell directly to a target on a tumor cell.

Our T cell TandAbs bind with high affinity to the CD3 protein of the T cell receptor and a target molecule on the tumor cell. Once our T cell TandAbs recruit a T cell to the tumor cell, the T cell generates a strong activation signal that induces the release of cytotoxic proteins perforin and granzyme and results in the destruction of the cancer cell. Our T cell TandAbs have demonstrated in preclinical studies target-dependent cytotoxicity at low picomolar concentrations, which we believe may allow us to achieve therapeutic doses in the microgram range. In the absence of a tumor cell, the binding to CD3 on the T cells by the TandAbs is not sufficient to activate the T cells.

Our T cell lead candidate, AFM11, binds to CD3 and CD19, a B cell receptor found on malignant cells that cause leukemia or lymphoma, including NHL. The high potency of AFM11 has also been measured at low T cell counts, which may be of particular benefit to patients whose immune systems are compromised, for example by chemotherapy.

Trispecific Antibodies (TriFlex)

Our trispecific antibody platform could pave the way for cancer products with a substantially widened therapeutic window. Through our proprietary tetravalent domain structure, we have the ability to generate antibodies that exhibit three different binding specificities. Such structures are normally challenging to make, but we have succeeded in generating such molecules and have found that they have all the features to be used as drug candidates, such as manufacturability and stability. Our initial work is aimed at targeting two different tumor targets, and with a third functionality, engaging T cells or NK cells to exert a cytotoxic effect. Targeting two tumor targets allows for greater selectivity for cancer cells, sparing healthy tissue and resulting in a wider therapeutic window by opening up the potential target space, or dose range within which the drug can be effective in eradicating cancer cells without causing unacceptable levels of side effects.

In January 2015, we were awarded a €2.4 million ($3 million) grant program from the German Federal Ministry of Education and Research (BMBF). The grant, awarded under the BMBF’s “KMU-innovative: Biotechnology – BioChance” program, will cover approximately 40% of funding for a research and development program to develop multi-specific antibodies for the treatment of multiple myeloma.

Novel Tetravalent Bispecific Antibody Formats)

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

FDA and EMA have approved nivolumab in classical HL that has relapsed or progressed after autologous hematopoietic stem cell transplantation and brentuximab vedotin in 2016. Recently, the FDA has approved pembrolizumab for the treatment of adult and pediatric patients with refractory classical Hodgkin lymphoma (cHL), or who have relapsed after three or more prior lines of therapy. Overall response rates for both anti-PD-1 antibodies are similar (58-65%), with a complete remission rate of 9-22%. Other CD30+ hematological malignancies include CD30+ T cell lymphoma, or TCL, and CD30+ diffuse large B cell lymphoma, or DLBCL (approximately 25% of DLBCL tumors express CD30), which together contribute approximately 6,000-8,000 relapsed/refractory cancer cases per year in North America, the European Union and Japan.

NHL

Among a large group of lymphomas, approximately 80% belong to the NHL group. These cancers can originate from either malignant B cells or T cells, whereby B cell derived NHL comprises the vast majority. NHL includes precursor B cell tumors and 12 distinctly-defined mature B cell tumors, among them DLBCL, follicular lymphoma, or FL, and mantle cell lymphoma, or MCL. The latter three subtypes are the focus of the clinical development of AFM11. The total annual incidence of all B cell lymphoma subtypes in North America, the European Union and Japan is about 160,000 cases, of which 70,000 are in the United States. DLBCL alone represents about 46,000 new patients in North America, the European Union and Japan every year, and currently some 20,000 patients with DLBCL relapse from or become refractory to a series of standard treatments every year.

There is a high medical need for new treatment options in NHL, especially in the relapsed/refractory setting. Standard first line treatment of patients with NHL consists of the CHOP chemotherapy regimen. The regimen is usually combined with rituximab (an anti CD20 monoclonal antibody) and called R-CHOP. While this regimen results in a durable response for the majority of patients with aggressive disease, in patients with indolent, or slowly progressing, disease, the chemotherapy is less effective. The effect of treatments in relapsed/refractory NHL also depends on the type of disease. For instance, response rates achieved with new targeted therapies in follicular lymphoma (FL) or mantle cell lymphoma (MCL) are at least partially promising and ibrutinib (Impruvica®) was approved in the United States for MCL in 2013 based on phase 2 data showing an overall response rate of 66%. However, in diffuse large B cell lymphoma (DLBCL), data are less promising with response rates usually not exceeding 45%. Promising results for this patient population were seen with blinatumomab, a bispecific antibody with the same disease target and immune cell target as AFM11 (CD19/CD3). In a dose-escalation study, patients (n=35) treated with the maximum tolerated dose (MTD) showed an overall response rate of 69%. In addition, the FDA has recently approved two CAR-T cell therapies: Kymriah for the treatment of B-cell ALL and Yescarta for patients suffering from B cell NHL, demonstrating ORRs of 83% and 72%, respectively.

Other CD19-positive Malignancies

ALL, an aggressive type of leukemia characterized by an overproduction of lymphocytes in the bone marrow and the peripheral blood, is also primarily a B cell disease and exhibits the CD19 receptor. According to the National Cancer Institute, in 2013 an estimated number of 6,000 ALL cases were newly diagnosed in the United States, more than half in children and adolescents. Treatment of patients with ALL usually consists of a regimen that includes vincristine, prednisone, and an anthracycline, with or without asparaginase, and results in a complete response rate of up to 80% in patients aged 1-18 years; for adults, complete response rates are considerably lower (about 30% for patients above 40 years of age). Blincyto (blinatumomab) has been approved in the United States and in the EU for Philadelphia chromosome-negative relapsed or refractory B cell precursor acute lymphoblastic leukemia (ALL). This product is a bifunctional molecule similar to AFM11 in its targeting features and has demonstrated a moderate response rate of about 42% in the labelled adult population.

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

There is a broad spectrum of development opportunities for our tetravalent bispecifc EGFR-targeting antibody.

•	RAS mutant colorectal cancer: The main mode-of-action of Erbitux and Vectibix seems to be the inhibition of the down-streaming signaling cascade, which results in a lack of activity in RAS mutant colorectal cancer. Recent data also indicate that other mutations in the down-stream signaling cascade like BRAF mutations might also confer resistance to Erbitux and Vectibix. In contrast, our EGFR-antibody confers a dual mode-of-action: it inhibits down-stream signaling and induces direct NK cell mediated killing of EGFR-positive cells. It might therefore be able to overcome these limitations and be clinically active, regardless of RAS mutation status.

•	Combination therapy: Preclinical data combining the NK cell engager AFM13 with anti-PD1 therapy suggest strong synergism for the combination of a NK cell engager with a checkpoint inhibitor. This supports the combination of AFM24 with a checkpoint inhibitor in several EGFR-positive tumors, in which the checkpoint inhibitors are approved, e.g. NSCLC and HNSCC.

•	Improved benefit/risk profile versus the established EGFR-targeting mAbs: By its dual mode-of-action our antibody might be more efficacious than the available EGFR mAbs in their approved indications (mCRC RAS WT, HNSCC, squamous NSCLC) and might exhibit an improved safety profile, especially with respect to skin toxicity, which is the most common side effect of Vectibix and Erbitux. The improved safety profile could be the result of a different biodistribution of our compound compared to the available mAbs. Eventually an improved benefit/risk profile could result in a replacement of the existing therapies.

•	Development on EGFR-positive solid tumors, in which no other EGFR mAbs are approved: Clinical signals of anti-tumor activity have been observed in a broad range of indications aside from the approved ones, among those are for example triple negative breast cancer and esophageal cancer. These indications might be further pursued with the EGFR antibody.

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

AFM13

Overview

AFM13 is a first-in-class NK cell TandAb that we have engineered to bind with high affinity to CD30 expressing tumor cells while at the same time binding to CD16A surface proteins to activate NK cells. AFM13 is intravenously administered in order to recruit NK cells in peripheral blood and transport them to the tumor by binding to CD30. AFM13 has several advantageous characteristics:

▪ By targeting CD16A, AFM13 binds with NK cells but not neutrophils and is therefore more selective than full-length antibodies that bind to both CD16A and B.

▪ Preclinical experiments have demonstrated that the cytotoxic potency of AFM13 is consistently higher than native and Fc-enhanced anti-CD30 full-length antibodies.

▪ AFM13 has the potential to be effective for all existing, known and relevant genetic variants of CD16A.

The clinical and preclinical data that we have accumulated to date suggest that AFM13 appears to be well differentiated from Adcetris, the first approved targeted therapy for HL patients that are relapsed/refractory to second line treatments. Although AFM13 employs the same disease target as Adcetris (CD30), the two compounds are fundamentally different in their mechanism of action: Adcetris is a targeted chemotherapy, while AFM13 is a targeted immunotherapy. Adcetris delivers a toxin (monomethyl auristatin E) to the cells that carry the CD30 receptor, and the cell is killed by the action of the toxin after its internalization and release from the antibody. In contrast, AFM13 does not need to enter the cell, but serves as a connector on the cell surface between the CD30 receptor and an NK cell. Once the cells are in contact, the killing activity of the NK cell is triggered.

Tumor cells have the ability to activate a multi-drug resistance system, or MDR, which we believe may contribute to the development of resistance to Adcetris. The MDR, however, does not affect the efficacy of an immunotherapy like AFM13. We believe that this difference may not only translate into efficacy of AFM13 in patients relapsing from Adcetris therapy, but ultimately into a longer clinical benefit. In addition, the off-target toxicity of Adcetris’ toxin monomethyl auristatin E causes severe neutropenia (low neutrophils) and neuropathy (damage to the peripheral nervous system). We believe AFM13 may avoid these side effects because it does not introduce a toxin such as monomethyl auristatin E into the cells. Hence, AFM13 may address Adcetris’ safety limitation.

Clinical development of AFM13

A phase 2a clinical study of AFM13 in patients with HL started recruitment in the second quarter of 2015. Due to delays in opening trial sites and the availability of anti-PD-1 antibodies for the treatment of relapsed/refractory HL patients, in the past we have experienced slower recruitment into the study than anticipated. Consequently, the overall study design was revised in order to adapt to the changing treatment landscape, namely the availability of anti-PD-1 antibodies. The study now includes HL patients relapsed or refractory to treatment with both brentuximab vedotin (Adcetris) and anti-PD-1 antibodies. Different dosing protocols of AFM13 are being explored to allow for improved exposure in more heavily pretreated patient populations. The study is open and recruiting under the new study design. AFM13 has been granted orphan drug status for the treatment of HL in the United States and the European Union.

In 2016 we initiated a phase 1b clinical study investigating the combination of AFM13 with Merck’s anti-PD-1 antibody Keytruda (pembrolizumab) in HL patients that have relapsed after or are refractory to chemotherapy and Adcetris. The study is designed to establish a dosing regimen for the combination therapy and assess its safety and efficacy. In this study, we have completed recruitment of a total of 30 patients, comprising a dose escalation cohort of 12 patients as well as an expansion cohort of an additional 18 patients. The LLS has committed to co-fund the development of AFM13 with the focus having been shifted towards combination therapy in June 2016 following the greater focus of combination therapies in immuno-oncology.

We are also supporting a phase 1b/2a study of AFM13 as an IST in patients with relapsed or refractory CD30+ lymphoma as an IST led by Columbia University in New York. In addition to determining clinical efficacy, this is also a translational study in patients with cutaneous manifestations and is designed to allow for serial biopsies, thereby enabling assessment of NK cell biology and tumor cell killing within the tumor microenvironment.

In January 2017, we entered into a clinical development and commercialization collaboration with MD Anderson to evaluate AFM13 in combination with MD Anderson’s NK cell product. MD Anderson will be responsible for conducting preclinical research activities aimed at investigating its NK cells derived from umbilical cord blood in combination with AFM13, which are intended to be followed by a phase 1 study. We will fund research and development expenses for this collaboration and hold an option to exclusive worldwide rights to develop and commercialize any product developed under the collaboration.

Together with our collaboration partner, the German Cancer Research Center (DKFZ), we recently published data presenting evidence of AFM13 modulating NK cells by sensitizing them to IL-2 and/or IL-15 stimulation. In this study, after exposure to AFM13, the NK cells showed improved IL-2- and IL-15-mediated proliferation and cytotoxicity. These data support the strategy of combining our NK -cell engagers with IL-2- or IL-15 to potentially achieve deeper clinical responses.

AFM13-101 phase 1 dose escalation clinical study

We have conducted a phase 1 clinical study of AFM13, AFM13-101, in patients with HL. All patients in this study suffered from heavily pretreated relapsed/refractory disease and had documented progression of disease at study entry. The objectives of the study were: to determine the safety and tolerability of increasing doses of single cycles of AFM13 as a monotherapy; to determine the maximum tolerated dose and optimal biological dose of AFM13; to determine the pharmacokinetic (PK) profile of AFM13; to analyze immunological markers, NK cell activity, NK cell markers, serum outcome markers and cytokine release; to assess the immunogenicity, or ability to provoke an immune response, of AFM13; and to assess the activity of AFM13. The phase 1 study was conducted in Germany and the United States. We submitted a CTA for the phase 1 study to the PEI in May 2010 and an IND application to the FDA in June 2010.

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

Certain biomarkers indicated dose-dependent effects suggesting most active doses at or above 1.5 mg/kg. PK data were assessed in patients of all dosing cohorts. A dose proportional increase of systemic exposure (AUC0- (or Area Under the Curve from zero to infinity in a plot of the concentration of the drug in blood plasma against time, which represents the total drug exposure over time) and Cmax (or the maximum (or peak) concentration of the drug measured in plasma after the drug has been administered)) was observed. AFM13 was detectable in peripheral blood up to 168 hours post infusion in the highest dosing cohort. The mean half-life (t1/2) for dose cohorts 1.5 mg/kg was 9-19 hours. AFM13 treatment resulted in an increase of activated NK cells, which are characterized by CD69 expression at their surface. There was a trend showing that higher doses result in a more pronounced increase of CD69+ NK cells. Moreover, CD69 levels rose after AFM13 administration and fell to about baseline prior to the next dose (see figure below), indicating a pattern that reflected the PK of AFM13. All 28 patients in the study had measurable levels of soluble CD30, or sCD30, at the start of AFM13 treatment. sCD30 is shed by the tumor and measurable in peripheral blood. In 24 patients the level was decreased at the end of treatment. Patients treated in dosing cohorts 1.5 mg/kg all had a marked decrease of sCD30.

AFM13-101: Relative number of activated (CD69+) NK cells in patients receiving 7 mg/kg AFM13
(mean, n=3)

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

Relapsed/refractory Hodgkin Lymphoma after failure of standard treatments

Subsequent clinical development for AFM13

If proof of concept is demonstrated in the phase 2a study of AFM13 as a monotherapy in relapsed/refractory HL or relapsed/refractory CD30-positive lymphoma, we intend to initiate a phase 2b study. The exact nature and design of this study would depend on the results of the phase 2a studies and the end-of-phase-2 meetings with the FDA and European authorities.

We believe that the phase 2b study could support an application for registration in relapsed/refractory HL or CD30-positive lymphoma. This belief is based on the fact that AFM13 is being developed in salvage settings with high medical need and currently very limited treatment options.

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

Based on its safety profile, AFM13 is suitable not only for monotherapy, but also as combination therapy. We have performed preclinical studies investigating the combination of AFM13 with checkpoint modulators. Based on the preclinical data, we entered into a collaboration with Merck and have initiated a clinical phase 1b study investigating the combination of AFM13 with Merck’s anti-PD-1 antibody Keytruda (pembrolizumab) in patients with relapsed/refractory HL in mid-2016. The study is designed to establish a dosing regimen for the combination therapy and assess its safety and efficacy. Following the completion of the study, we will determine the appropriate development path based on available data.

We also entered into a clinical development and commercialization collaboration with MD Anderson in January 2017 to evaluate AFM13 in combination with MD Anderson’s NK cell product. MD Anderson will conduct preclinical research activities aimed at investigating its NK cells derived from umbilical cord blood in combination with AFM13, which are intended to be followed by a phase 1 study.

AFM11

Overview

AFM11 is a T cell TandAb that we have engineered to bind with high affinity to both the CD19 receptor on certain tumor cells and CD3, a component of the T cell receptor complex. CD19 is expressed on multiple B cell malignancies, including various forms of NHL, ALL and CLL.

AFM11 has three advantageous characteristics:

▪ AFM11 is characterized by a high affinity to CD3, resulting in greater cytotoxic potency as determined in in vitro cytotoxicity assays, especially at low T cell counts, which may be important in immunocompromised patients.

▪ AFM11 will not activate T cells alone by binding to CD3; it needs to bind to both targets. Thus, if there is a lack of CD19+ cells, no T cell activation can be expected, which represents an important safety consideration.

▪ AFM11 has a molecular weight of 104 kDa. As shown for AFM13, which has a similar molecular weight, we believe AFM11 should have a half-life that allows for administration through intravenous infusion.

The most promising clinical data for patients with relapsed/refractory B cell malignancies is with Blincyto (blinatumomab), a bispecific antibody with the same disease target and immune cell target as AFM11 (CD19/CD3). Blincyto has meanwhile been approved for the treatment of Philadelphia chromosome-negative relapsed or refractory B cell precursor acute lymphoblastic leukemia (ALL). The response rates observed with this molecule in clinical studies with patients with ALL are higher than those obtained with other experimental and approved treatments used currently in the salvage setting. Moreover, in ALL studies 75% of patients achieving a complete response were MRD (minimal residual disease) negative which implies a complete ablation of the malignant clone. Negative MRD status is a predictor of long-term outcome. In the meantime, the pivotal “TOWER” trial has confirmed an extended progression-free survival and overall survival for patients treated with blinatumomab compared to standard chemotherapy.

The preclinical data that we have accumulated to date suggest that AFM11 may be well differentiated from blinatumomab. AFM11 has a molecular mass of 104kD, which might allow intravenous administration as a continuous infusion of shorter duration compared to blinatumomab, which is administered continuously over four weeks and up to five cycles. In preclinical studies comparing AFM11 to a reference molecule made with the same sequence as blinatumomab, AFM11 showed a 100-fold higher affinity to the CD3 receptor, resulting in greater in vitro cytotoxic potency. Unlike the reference compound for blinatumomab, for which cytotoxic potency decreases at lower effector cell to tumor cell ratios, AFM11’s cytotoxic potency remains constant. Specifically, when tumor cells are 5x the number of T cells (effector cell to tumor cell or E:T = 0.2), AFM11’s potency is 40-fold higher than that of blinatumomab (figure below, left). In another experiment, AFM11 led to more complete tumor cell lysis (death) at low T cell counts when compared to a blinatumomab reference compound (figure below, right). These findings may be of clinical importance because patients that have been treated with chemotherapy suffer from lymphopenia with a significant reduction in absolute T cell numbers. These findings could theoretically also be of significance in tumor masses, which are poorly vascularized and to which T cells have limited access.

Cytotoxic potency (effective concentration (EC) for 50% cell lysis) of AFM11 in comparison to a reference compound with the same sequence as blinatumomab at various effector cell (T cell) to tumor cell ratios. Left: cytotoxicity (stronger, if lower EC50); right: % cell lysis at 10 pM antibody concentration.

Clinical Development of AFM11

AFM11-101 phase 1 dose escalation clinical study

In May 2014 we initiated a phase 1 clinical study to assess the safety of AFM11 originally in patients with relapsed/ refractory CD19+ NHL and ALL. AFM11 is being administered using doses from 0.0003 up to 2.5 µg/kg per infusion. Patients with several subtypes of NHL will be included as long as they have received at least one rituximab-based chemotherapy regimen. In the third quarter of 2015 the study was amended and recruitment is ongoing investigating a modified dosing regimen in NHL. We believe that the new, less frequent dosing regimen provides a better opportunity to investigate potential benefits of AFM11 related to the molecular characteristics of TandAbs, i.e. the longer half-life compared to BITEs and the higher affinity to T cells.

In addition, patients with NHL and ALL are now being investigated in two separate studies using different dosing regimens. A phase 1 clinical study of AFM11 in patients with ALL commenced in the third quarter of 2016 and is enrolling The NHL trial has recently completed the third dose cohort and the ALL trial is currently enrolling into the fifth dose cohort.

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

Subsequent development plan for AFM11

If our phase 1 clinical studies of AFM11 are successful, we may consider a number of options for the clinical development of AFM11. Following the completion of the studies, we will determine the appropriate development path based on available data.

AFM24

We are generating high affinity tetravalent, bispecific lead candidates binding to CD16A and the extracellular domain of EGFR with varying half-lives. We believe these antibodies are differentiated from other EGFR-targeting therapies such as cetuximab due to the very limited competition of NK cell-binding by circulating IgG. Moreover, our antibodies showed superior potency and efficacy compared to classical or Fc-enhanced antibodies, as well as the ability to kill tumor cells when they express mutated proto-oncogene RAS, a negative predictive biomarker for EGFR-targeting monoclonal antibodies. Based on the preclinical efficacy and safety data in cynomolgus monkey, we expect to provide an update on the program in the second quarter of 2018. Following the completion of IND-enabling studies, we intend to file an IND or equivalent application to initiate phase 1 clinical studies. We anticipate completing IND-enabling studies for AFM24 by mid-year 2019

AFM26

We are also developing AFM26, an NK cell-engaging bispecific antibody targeting B cell maturation antigen (BCMA) to address the medical need for a novel approach to treat multiple myeloma. In particular, we aim to leverage BCMA as a target in autologous stem cell transplant (ASCT)-eligible patients, with treatment at or shortly after ASCT offering the potential to eliminate minimal residual disease (MRD), avoiding relapse. We believe BCMA is a highly promising target for therapeutic intervention based on early clinical data (CAR-T and ADCs), but low expression of BCMA is a significant hurdle to eliminate malignant cells. NK cells are the first population of lymphocytes to recover post-transplant, offering the opportunity to exploit AFM26 in the ASCT setting. Preclinical development of AFM26 is ongoing; we are developing different tetravalent bispecific antibody formats and have selected the final candidate. AFM26 employs a unique mechanism of action through high affinity engagement of NK cells, in vitro efficacy against cells expressing low levels of BCMA and NK cell binding largely unaffected by IgG competition. In addition, AFM26 offers the opportunity for combination with adoptive NK cell transfer, as it appears to have a favorable safety profile with lower cytokine release as compared to BiTE. AFM26 is currently being evaluated in preclinical studies which will determine its future development path.

Antibody generation at AbCheck

AbCheck is our wholly owned, independently operated proprietary antibody screening platform company. AbCheck combines three different technologies to supply high-quality antibodies to us as well as others on a fee-for-service basis. AbCheck offers phage display antibody libraries, yeast display and affinity maturation algorithm technologies. AbCheck is recognized for its expertise in antibody discovery throughout the United States and Europe and has been working with globally active pharmaceutical and biotechnology companies such as Tusk Therapeutics, bluebird bio, Eli Lilly, Daiichi Sankyo, Pierre Fabre and others.

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

Amphivena

Overview

In 2013, we entered into a license and development agreement, which amended and restated a 2012 license agreement, with Amphivena Therapeutics, Inc., or Amphivena, based in San Francisco, CA, to develop a CD33xCD3 Tandab Antibody to be used in patients suffering from AML in exchange for an interest in Amphivena and certain milestone payments. Amphivena received funding from MPM Capital, Calibrium (formerly Aeris Capital) and us. Amphivena had entered into an agreement with Janssen that gave Janssen the option to acquire Amphivena upon predetermined terms following acceptance by the FDA of an IND filing for the product candidate, but Janssen declined to exercise this option in July 2016 and Amphivena retains full rights to the product candidate. We successfully reached our first three milestones, up to the generation and acceptance of a CD33xCD3 development candidate TandAb meeting certain target features. The third milestone was reached in the first quarter of 2015. Following the achievement of the third milestone of the Amphivena collaboration we were eligible to receive a milestone payment of €7.5 million payable in three installments. The first installment of €1.3 million was paid in the first quarter of 2015, and the second installment of €4.2 million was paid in October 2015. An additional amount of €0.5 million was received in October 2016, which comprised €1.5 million as partial payment for the third installment, net of €1.0 million of additional financing we provided to Amphivena to support the future clinical development of its product candidate, AMV564. Following the expiration of the license and development agreement with Amphivena when the IND became effective, we continued to provide services on a smaller scale to complete the deliverables required under the agreement, and have been financially supporting the future clinical development of AMV564 with €1.9 million in financing, €1.0 million of which was invested in Amphivena in October 2016, €0.6 million of which was invested in March 2017 and €0.3 million of which was invested in December 2017.

In exchange for the technology license to Amphivena, we received shares of stock of Amphivena, and, in connection with an equity financing involving us and other third-party investors, we made cash investments in Amphivena in exchange for additional shares of stock and entered into certain related agreements governing our rights as a shareholder of Amphivena. As of December 31, 2017, those cash investments totaled $3.0 million (€2.6 million), and we owned approximately 18.5% of the outstanding equity of Amphivena on a fully diluted basis.

Amphivena has separately entered into a warrant agreement with Janssen Biotech Inc. that gave Janssen the option to acquire Amphivena following IND acceptance by the FDA of such product candidate, upon predetermined terms, in exchange for payments under the warrant. Upon effectiveness of such IND application in July 2016, Janssen decided to not exercise its option. We have received payments for research and development services provided by us under the license and development agreement entered into with Amphivena prior to its expiration. Through December 31, 2017, €14.5 million (net of our share in funding Amphivena) was paid to us under the license and development agreement. We do not expect to provide any additional significant services or generate significant additional revenues under the license and development agreement.

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

AFM13

We own and/or control our AFM13 (CD30 NK cell TandAb) patent portfolio, which includes three patent families. Our first patent family is issued and relates to the engineered antibody format, which is called TandAb, and the methods of making or using such bispecific, tetravalent domain antibodies. This patent family will expire in 2019. The patents are granted in several major markets, including Australia, Canada, Europe (Austria, Belgium, Denmark, France, Germany, Great Britain, Italy, the Netherlands, Spain, Sweden and Switzerland/Liechtenstein), Japan and the United States. The second patent family on AFM13 is granted for the use of the specific target combination for the treatment of cancer using a bispecific molecule. This patent family is granted in Europe (Austria, Belgium, France, Germany, Great Britain, Ireland, Italy, the Netherlands, Spain and Switzerland/Liechtenstein) and will expire in 2020. Our third patent family relates to the mode of action of AFM13, the recruitment of immune effector cells via a specific receptor. These patents will expire in 2026. We filed a related PCT application which entered the national phases in Brazil, Canada, China, Europe, Japan and the United States. Any patents resulting from these patent applications, if issued, also will expire in 2026. Patents have been granted in Australia, India, Japan, Russia, Europe (France, Great Britain, Germany, Switzerland and Liechtenstein, Belgium, the Netherlands, Italy, Spain, Austria, Denmark and Sweden) and certain claims have been allowed in the United States. The latest patent application on AFM13 relates to its combination with PD-1 antibodies, and was filed in 2016.

AFM11

We own and/or control our AFM11 patent portfolio. This portfolio includes one patent family granted in Australia, Canada, Europe, Japan and the United States and one patent family pending in Australia, Brazil, Canada, China, Europe, Japan, Mexico, Russia and the United States. As in the case of AFM13, our issued patents relate to the engineered antibody format, which is called TandAb, and on which the AFM11 compound is based upon. These patents will expire in 2019. The patent application family in our AFM11 patent portfolio claims a new TandAb structure which was specifically used in AFM11 to increase its potency. This patent family was granted in Australia, China, Japan, Mexico, Russia and certain countries in Europe, and is pending in other countries. The issued patents in this family will expire in 2030.

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

Novel Tetravalent Bispecific Antibody Formats

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

Manufacturing

We express our TandAb product candidates in mammalian cells and develop our production processes on a laboratory scale. The research grade material made in our laboratories is suitable for conducting compound profiling activities. In the course of preclinical development we transfer the process to external manufacturers (Contract Manufacturing Organizations, or CMOs) which we select according to experience, track record and cost. Before and during the cooperation with a CMO we conduct audits to assess compliance with the mutually agreed process descriptions and current Good Manufacturing Practice, or cGMP regulations. Our manufacturers themselves are controlled by their in-house quality assurance functions and inspected by regulatory agencies, including European national agencies and the FDA.

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

Clinical phase 1 data with the anti-PD-1 CPIs nivolumab and pembrolizumab in HL was published in the New England Journal of Medicine and at several conferences. This early data indicates the potential of anti-PD-1 antibodies to cause high response rates in the salvage setting of HL. The FDA granted conditional accelerated approval for nivolumab in 2016 in classical HL patients relapsed or progressed after autologous hematopoietic stem cell transplantation and brentuximab vedotin. The FDA also granted conditional accelerated approval for pembrolizumab in 2017 in adult and pediatric patients with refractory cHL who have relapsed after 3 or more prior lines of therapy. Adcetris phase 2 and phase 3 studies are reported to be ongoing in combination with nivolumab. If AFM13 were to be approved for HL, we would be in competition with these therapies, as well as any other therapies or combination regimens that comprise the standard of care that AFM13 could potentially displace. Several other agents have reached proof of concept clinical studies in HL, including Afinitor (Novartis AG), ferritarg (MABLife), panobinostat (Novartis) and lenalidomide (Celgene).

With respect to competitors for AFM11, rituximab has been approved to treat certain types of NHL in both the United States and Europe and is generally combined with a chemotherapy regimen (typically CHOP or bendamustine). Imbruvica, a small molecule drug targeting malignant B cells, was approved by the FDA in 2013 to treat the mantle cell variant of NHL (MCL). Amgen develops cancer product candidates that work by targeting receptors both on immune cells and cancer cells, like our TandAbs. Amgen’s blinatumomab, a product based on the BiTE (bispecific T cell engager) technology, is an antibody construct similar to AFM11 and was approved by the FDA and EMA to treat patients with relapsed and refractory Philadelphia chromosome-negative precursor B cell acute lymphoblastic leukemia (B cell ALL). In addition, Amgen launched a pivotal study of blinatumomab in aggressive NHL in late 2016. MacroGenics’ MGD011, a CD19xCD3 DART in development with partner Janssen Biotech had entered phase 1 in B-NHL and ALL but the development was terminated in 2017 and the rights were returned to MacroGenics by Janssen. Morphosys is developing an Fc-enhanced anti-CD19 monoclonal antibody, MOR208 in combination studies. Phase 2 studies are ongoing in DLBCL in combination with lenalidomide (initial results were presented at the end of 2017). MOR208 is also being tested in a phase 2/3 study in combination with bendamustine for DLBCL patients. Roche is developing a triple combination of tituximab, bendamastine and polatuzumab vedotin in DLBCL and presented results of a phase 2 study at the end of 2017. Roche (BTCT4465A), Xencor (XmAb13676) and Regeneron (REGN1979) are all developing bispecific CD20xCD3 antibodies for the treatment of NHL, each of which is currently in phase 1. The first interim results of REGN1979 development were presented at the end of 2017. In October 2015, the FDA granted breakthrough designation to Pfizer`s CD22-targeting antibody-drug conjugate inotuzumab ozogamizin for the treatment of relapsed and refractory B-ALL. A second CD19-targeting antibody-drug conjugate is being developed by Seattle Genetics and has entered phase 2 in NHL. Juno Therapeutics, Novartis, Bellicum, Cellectis, Bluebird Bio and Kite Pharma, amongst others, are each developing therapies using T cells reengineered with chimeric antigen receptors (CARs) against CD19-positive B cells. This therapeutic approach utilizes a patient’s own T cells after ex vivo genetic modification or modified allogenic T cells. In August 2017, Novartis’ Kymriah (tisagenlecleucel) was granted conditional approval for the treatment of certain pediatric and young adult patients with a form of ALL, and in October 2017, Kite Pharma’s Yescarta (axicabtagene ciloleucel) was granted conditional approval for the treatment of patients with large-B cell lymphomas whose cancer has progressed after receiving at least two prior treatment regimens.

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

Biosimilars

The Patient Protection and Affordable Care Act, which we refer to as the Affordable Care Act, signed into law on March 23, 2010, includes a subtitle called the Biologics Price Competition and Innovation Act of 2009. That Act created an approval pathway authorizing the FDA to approve biosimilars and interchangeable biosimilars. Biosimilars are biological products which are “highly similar” to a previously approved biologic product or “reference product” and for which there are no meaningful differences between the biosimilar product and the reference product in terms of analytics, safety, purity, potency and clinical efficacy. To date, several biosimilars have been licensed under the BPCIA framework.

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

Health authority interactions

During the development of a medicinal product, frequent interactions with the health authorities are important to ensure all relevant input and guidelines/regulations are taken into account in the overall program. We have established an ongoing dialogue with the PEI, the national competent authority in Germany regulating, among others, antibody products.

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

Paediatric studies

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

Our headquarters are in Heidelberg, Germany, where we occupy office and laboratory space at the Technologiepark (Technology Park). Approximately 75% of this space is under a revolving 24-month lease period, with a 12-month termination period. The lease could expire in 2021 if notice to terminate is provided by either party by February 2020. The remaining 25% of this facility is under a fixed term lease period until February 2021. This facility serves as the corporate headquarters and central laboratory facility. We also lease office and laboratory space in the Czech Republic that is contracted until 2020 with a period of notice of three months. We believe that our existing facilities are adequate to meet current needs and that suitable additional alternative spaces will be available in the future on commercially reasonable terms.

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

Overview

We are a clinical-stage biopharmaceutical company focused on discovering and developing highly targeted cancer immunotherapies. Our product candidates are being developed in the field of immuno-oncology, which represents an innovative approach to cancer treatment that seeks to harness the body’s own immune defenses to fight tumor cells. The most potent cells of the human defense arsenal are types of white blood cells called Natural Killer cells, or NK cells, and T cells. Our proprietary, next-generation bispecific antibodies, which we call TandAbs because of their tandem antibody structure, are designed to direct and establish a bridge between either NK cells or T cells and cancer cells. Our TandAbs have the ability to bring NK cells or T cells into proximity and trigger a signal cascade that leads to the destruction of cancer cells. Due to their novel tetravalent architecture (which provides for four binding domains), our TandAbs bind to their targets with high affinity and have half-lives that allow regular intravenous administration. We believe, based on their mechanism of action and the preclinical and clinical data we have generated to date, that our product candidates, alone or in combination, may ultimately improve response rates, clinical outcomes and survival in cancer patients and could eventually become a cornerstone of modern targeted oncology care. Building on our leadership in the NK cell space, we are also developing novel tetravalent, bispecific antibody formats with the potential to tailor immune-engaging therapy to different indications and settings.

To date, we have financed our operations primarily through our public offerings of our common shares, private placements of equity securities, the incurrence of loans including convertible loans and through government grants and milestone payments for collaborative research and development services. Through December 31, 2017, we have raised an aggregate of €201.9 million through the issuance of equity and incurrence of loans. To date, we have not generated any revenues from product sales or royalties. Based on our current plans, we do not expect to generate product or royalty revenues unless and until we or any collaboration partner obtain marketing approval for, and commercialize, any of our product candidates.

We have generated losses since we began our drug development operations in 2000. For the year ended December 31, 2017, we incurred a net loss of €30.2 million. As of December 31, 2017, we had an accumulated deficit of €182.7 million.

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

Pursuant to the July 2013 license and development agreement with Amphivena, we historically performed certain services for Amphivena related to the development of a product candidate for hematological malignancies, and granted Amphivena certain product and technology licenses, each of which included the right to grant sublicenses to its affiliates or third parties through multiple tiers, subject to certain notice requirements. In consideration for the research and development work that was performed prior to IND acceptance, Amphivena paid us service fees totaling approximately €14.5 million (net of our share in funding Amphivena) upon the achievement of milestones and phase progressions as described under the license and development agreement. We do not expect to provide any additional significant services or generate significant additional revenues under the license and development agreement.

We recognized revenues of €1.8 million, €4.8 million, €3.4 million and €0.2 million in 2014, 2015, 2016 and 2017 respectively (net of our total investments of €2.3 million).

We are paid in euros under the license and development agreement.

The license and development agreement with Amphivena expired when the IND became effective. Following the expiration, we continued to provide services on a smaller scale to complete the remaining deliverables (i.e. material transfer) required under the agreement, and have been financially supporting the future clinical development of AMV564 with €1.9 million in financing, €1.0 million of which was invested in Amphivena in October 2016 and €0.6 million of which was invested in March 2017 and €0.3 million of which was invested in December 2017. As of December 31, 2017, the cash investments in relation to the July 2013 license and development agreement and cash investments made in October 2016, March 2017 and December 2017 totaled $3.0 million (€2.6 million), and we owned approximately 18.5% of the outstanding equity of Amphivena on a fully diluted basis.

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

As of December 31, 2017 we have met six milestones and we recognized revenues of €1.6 million, €0.4 million and €0.2 million in 2015, 2016 and 2017, respectively. We must use the funding provided by LLS exclusively with the development program, and return any excess funding to LLS.

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

Merck

In January 2016, we entered into a collaboration with Merck Sharp & Dohme B.V., or Merck, based in Haarlem, The Netherlands, to evaluate AFM13 in combination with Merck’s anti PD-1 therapy, Keytruda (pembrolizumab). Under the terms of the agreement, Affimed will fund and conduct a phase 1b clinical trial to investigate the combination of Keytruda with Affimed’s proprietary drug candidate AFM13 for the treatment of patients with relapsed/refractory HL. Merck has been supplying Affimed with Keytruda for the clinical trial. Each party is responsible for its own internal costs and expenses to support the clinical trial (including the costs for the respective trial compound), while we are bearing all other costs associated with the trial.

The purpose of the study is to establish a dosing regimen for this combination therapy and assess its safety and efficacy.

MD Anderson

In January 2017, we entered into a clinical development and commercialization collaboration with The University of Texas MD Anderson Cancer Center, or MD Anderson, to evaluate AFM13 in combination with MD Anderson’s NKcell product. MD Anderson will be responsible for conducting preclinical research activities aimed at investigating its NKcells derived from umbilical cord blood in combination with AFM13, which are intended to be followed by a phase 1 trial. We will fund research and development expenses for this collaboration and hold an option to exclusive worldwide rights to develop and commercialize any product developed under the collaboration.

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

XOMA

In September 2006, we entered into a license agreement with Xoma Ireland Limited, or XOMA. Pursuant to the agreement, XOMA granted us a worldwide, fully paid-up, royalty-free, non-exclusive and non-transferable license to conduct research on immunoglobulins under certain patent rights and know-how owned or otherwise controlled by XOMA. We refer to this research-only license grant as the “research license.” XOMA also granted us options, exercisable on an immunoglobulin-by-immunoglobulin basis, to obtain certain additional manufacturing or commercialization rights, including an option to obtain a worldwide, non-exclusive, non-transferable license under the licensed XOMA patent rights and know-how to make or have made (in a prokaryote and without use of a dicistronic construct), use, sell, offer to sell, import and otherwise commercialize immunoglobulins discovered, isolated or optimized under the research license for the diagnosis, treatment, prevention or prophylaxis of any human condition or disease. Unless XOMA grants us such a license, we are prohibited from commercializing, licensing or developing any immunoglobulin discovered, isolated or optimized under the research license. XOMA is not required to grant us a license upon our exercise of the option, unless the other provisions of the license agreement are complied with. For each immunoglobulin for which we obtain such a commercialization license pursuant to our exercise of the option, we are obligated to make milestone payments upon the occurrence of certain clinical and regulatory events. For each immunoglobulin, if all milestone events under the commercialization license are achieved, the aggregate milestone payments could total $350,000 (€291,900). In addition, we are obligated to pay XOMA a low single digit percentage royalty on net sales on a country-by-country and immunoglobulin-by-immunoglobulin basis, until the later of the expiration of the last-to-expire valid patent claim in the relevant country or the tenth anniversary of the first commercial sale of the corresponding product.

Financial Operations Overview

Revenue

To date, our revenues have consisted principally of collaboration and service revenue.

Collaboration revenue. Collaboration revenue of €6.3 million for the year ended December 31, 2015 was from the achievement of the third milestone under the license and development agreement with Amphivena (€2.4 million), from research and development services under the license and development agreement with Amphivena (€2.3 million) and from the LLS collaboration (€1.6 million). Collaboration revenue of €3.8 million for the year ended December 31, 2016 was from research and development services under the license and development agreement with Amphivena (€3.4 million) and from the LLS collaboration (€0.4 million). Collaboration revenue of €0.4 million for the year ended December 31, 2017 was from research and development services under the license and development agreement with Amphivena (€0.2 million) and from the LLS collaboration (€0.2 million).

Service revenue. Service revenue is primarily revenue from service contracts entered into by AbCheck, our wholly owned, independently operated antibody screening platform. We recognized €1.3 million, €2.4 million and €1.6 million of service revenue in 2015, 2016 and 2017, respectively. Service revenue of AbCheck is dependent from third party contracts as well as from the utilization of the Unit by Affimed. The increase or decrease of the use of AbCheck’s service capabilities by Affimed has an impact on AbCheck’s ability to generate third party revenues.

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

Other Income

Other Income in 2015, 2016 and 2017 primarily relates to earned income through several grants and/or contracts with the German government, the European Union and other educational institutions on behalf of the German government, primarily with respect to research and development activities related to the use of the TandAb technology in various indication areas.

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

Based on our current budget we expect that our total research and development expenses in 2018 will be in the range of €25 to €30 million. Our research and development expenses primarily relate to the following key programs:

▪	AFM13. We initiated a phase 1b study investigating the combination of AFM13 with Merck’s anti-PD-1 antibody Keytruda (pembrolizumab) in patients with relapsed/refractory HL in 2016. Different dosing protocols are being explored in the investigator-initiated monotherapeutic phase 2a clinical trial of AFM13 in relapsed/refractory Hodgkin Lymphoma, or relapsed/refractory HL, to allow for improved exposure in more heavily pretreated patient populations. The study is open and recruiting under the new study design. In addition, we are conducting a clinical study of AFM13 in patients with CD30+ lymphoma. We anticipate that our research and development expenses in 2018 for AFM13 will be higher than in 2017 due to the recruitment of additional patients in our study of AFM13 in patients with CD30+ lymphoma and the preparation of the production of AFM13 for commercial purposes.

▪	AFM11. The phase 1 clinical trial of AFM11 in patients with non-Hodgkin Lymphoma, or NHL, is ongoing and recruiting with a modified dose regimen. A phase 1 clinical study of AFM11 in patients with ALL commenced in the third quarter of 2016 and is enrolling. In addition we are expecting additional costs for AFM11 clinical trial material. Therefore, we anticipate that our research and development expense for the AFM11 program will increase in 2018.

▪	Other development programs. Our other research and development expenses relate to our preclinical studies of our solid tumor candidate, AFM24, our multiple myeloma program AFM26, our Amphivena collaboration (through the third quarter of 2016) and early stage development / discovery activities. We have allocated a material amount of our resources to such discovery activities. The expenses mainly consist of salaries and manufacturing costs for pre-clinical and clinical study material and will be on approximately the same level in 2018 as in 2017.

▪	Infrastructure costs. We incur a significant amount of costs associated with our research and development that are non-project specific, including intellectual property-related expenses, depreciation expenses and facility costs. Because these are less dependent on individual ongoing programs, they are not allocated to specific projects. We assume that facility costs for further laboratory space and IP related expenses may increase over time.

Since January 1, 2012, we have cumulatively spent €106.4 million on research and development. In the years ended December 31, 2015, 2016 and 2017, we spent €22.0 million, €30.2 million and €21.5 million on research and development; €10.0 million, €11.8 million and €5.6 million thereof on AFM13; and €0.8 million, €2.5 million and €2.8 million thereof on AFM11. Our research and development expenses may vary substantially from period to period based on the timing of our research and development activities, including due to timing of initiation of clinical trials and enrollment of patients in clinical trials. Research and development expenses are expected to increase as we advance and broaden the clinical development of AFM13 and AFM11 and further advance the research and development of our preclinical product candidates. The successful development of our product candidates is highly uncertain. At this time we cannot reasonably estimate the nature, timing and estimated costs of the efforts that will be necessary to complete the development of, or the period, if any, in which material net cash inflows may commence from, any of our product candidates. This is due to numerous risks and uncertainties associated with developing drugs, including the uncertainty of:

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

We expect that our general and administrative expenses in 2018 will be on approximately the same level compared to the expenses in 2017, and will increase in the future as our business expands. These public company-related increases will likely include costs of additional personnel, additional legal fees, accounting and audit fees, managing directors’ and supervisory directors’ liability insurance premiums and costs related to investor relations. In addition, we may grant share-based compensation awards to key management personnel and other employees.

Results of Operations

The numbers below have been derived from our audited consolidated financial statements for the years ended December 31, 2015, 2016 and 2017. The discussion below should be read along with these financial statements, and it is qualified in its entirety by reference to them.

Comparison of the years ended December 31, 2016 and 2017

	Year ended December 31,
	2016	2017
	(in € thousand)
Total Revenue:	6,314	2,010
Other income/(expenses)—net	145	205
Research and development expenses	(30,180)	(21,489)
General and administrative expenses	(8,323)	(7,986)
Operating income/(loss)	(32,044)	(27,260)
Finance income/(costs)—net	(230)	(2,983)
Income/(Loss) before tax	(32,274)	(30,243)
Income taxes	58	20
Income/(loss) for the period	(32,216)	(30,223)
Total comprehensive income/(loss)	(32,216)	(30,223)
Earnings/(loss) per common share in € per share	(0.97)	(0.69)

Revenue

Revenue decreased 68% from €6.3 million in the year ended December 31, 2016 to €2.0 million for the year ended December 31, 2017, mainly due to the expiration of the Amphivena collaboration in 2016. Revenue for the year ended December 31, 2017 mainly consisted of service revenues at AbCheck of €1.6 million (December 31, 2016: €2.4 million).

Research and development expenses

	Year ended December 31,
R&D Expenses by Project	2016	2017	Change %
	(in € thousand)
Project
AFM13	11,847	5,608	(53%)
AFM11	2,471	2,829	14%
Other projects and infrastructure costs	14,684	12,530	(15%)
Share-based payment expense	1,178	522	(56%)
Total	30,180	21,489	(29%)

Research and development expenses decreased 29% from €30.2 million in the year ended December 31, 2016 to €21.5 million in the year ended December 31, 2017, mainly due to lower expenses for AFM13 and for other projects and infrastructure. The variances in project related expenses between the year ended December 31, 2016 and the corresponding period in 2017 are mainly due to the following projects:

▪	AFM13. In the year ended December 31, 2017, we incurred lower expenses than in the year ended December 31, 2016 primarily due to decreased manufacturing activities for clinical trial material.

▪	AFM11. In the year ended December 31, 2017, clinical expenses were slightly higher than in the year ended December 31, 2016 primarily due to higher expenses for the ongoing phase 1 clinical study in NHL and the phase 1 dose-finding study in ALL.

▪	Other projects and infrastructure costs. In the year ended December 31, 2017, expenses decreased compared to the year ended December 31, 2016 primarily due to lower expenses incurred in relation to our discovery/early stage development activities. We also incurred lower costs associated with our research and development that are non-project specific, including intellectual property-related expenses, depreciation expenses and facility costs. Because these costs are less dependent on individual ongoing programs, they are not allocated to specific projects.

General and administrative expenses

General and administrative expenses decreased 4% from €8.3 million in the year ended December 31, 2016 to €8.0 million in the year ended December 31, 2017. In 2017, general and administrative expenses were largely affected by personnel expenses (€4.5 million) and legal, consulting and audit costs (€1.9 million).

Finance income / (costs)-net

We recognized finance costs net for the year ended December 31, 2017 of €3.0 million compared with finance costs of €0.2 million for the year ended December 31, 2016. The year ended December 31, 2017 was primarily affected by foreign exchange losses of €2.4 million (2016: foreign exchange gains of €0.7 million).

Income tax expense

During the year ended December 31, 2017, we recorded income tax of €20,000 due to changes in deferred taxes.

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

Research and development expenses increased 37% from €22.0 million in the year ended December 31, 2015 to €30.2 million in the year ended December 31, 2016, mainly due to higher expenses for AFM13, AFM11 and other projects and infrastructure. For the year 2017, we anticipate research and development expenses to be on approximately the same level due to ongoing clinical trials with AFM13 (phase 1b combination trial of AFM13 with Merck’s anti-PD-1 antibody Keytruda in patients with relapsed/refractory HL and phase 2a clinical trial of AFM13 in relapsed/refractory HL), the expected start of a clinical trial of AFM13 in patients with CD30+ lymphoma, an additional clinical trial with AFM11 (phase 1 dose ranging study with AFM11 in ALL patients), production of clinical trial material and preclinical research activities. The variances in project related expenses between the year ended December 31, 2015 and the corresponding period in 2016 are mainly due to the following projects:

▪	AFM13. In the year ended December 31, 2016, we incurred higher expenses than in the year ended December 31, 2015 primarily due to the ongoing phase 2a study and our ongoing manufacturing activities for clinical trial material including material for our additional clinical trials with AFM13, as well as the conduct and preparation of the phase 1b combination trial of AFM13 with Merck’s anti PD-1 antibody Keytruda in patients with relapsed/refractory HL.

▪	AFM11. In the year ended December 31, 2016, research and development expenses were significantly higher than in the year ended December 31, 2015, primarily due to expenses inter alia of the opening of new sites in Central and Eastern Europe for our ongoing phase 1 study in NHL and additional expenses associated with the preparation and initiation of a phase 1 dose-finding study in ALL.

▪	Other projects and infrastructure costs. In the year ended December 31, 2016, expenses were significantly higher than in the year ended December 31, 2015 primarily due to higher expenses incurred in relation to our discovery/early stage development activities including manufacturing costs for pre-clinical and clinical

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

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are included in note 3 to our consolidated financial statements included elsewhere in this Annual Report and below:

Share-Based Payments

We issue share-based payment awards under the terms of our Equity Incentive Plan 2014. We determine the compensation expense by estimating the fair value of a stock option as of the date of grant.

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

Recent Accounting Pronouncements

We refer to note 3 to our consolidated financial statements as of and for the year ended December 31, 2017 with regard to new standards and interpretations not yet adopted by us.

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

Since inception, we have incurred significant operating losses. For the years ended December 31, 2015, 2016 and 2017, we incurred net losses of €20.2 million, €32.2 million and €30.2 million, respectively. To date, we have financed our operations primarily through public offerings of our common shares, private placements of equity securities and loans, grants and revenues from collaboration partners. As of December 31, 2017, we had cash and cash equivalents of €39.8 million. We subsequently raised approximately $24.5 million (€19.7 million) net proceeds from a public offering of our common shares in February 2018 and approximately $4.7 million (€3.8 million) from our sale of 2.4 million common shares pursuant to our at-the-market sales agreement as of March 15, 2018.

Our cash and cash equivalents as of December 31, 2017 consist primarily of deposits in savings and deposit accounts with original maturities of three months or less which generate a small amount of interest income. We expect to continue this investment philosophy.

Cash Flows

Comparison of the years ended December 31, 2016 and 2017

The table below summarizes our consolidated statement of cash flows for the years ended December 31, 2016 and 2017:

	Year ended December 31,
	2016	2017
	(in € thousand)
Net cash used in operating activities	(32,127)	(25,549)
Net cash used for investing activities	(9,149)	8,050
Net cash generated from financing activities	(236)	23,797
Net changes to cash and cash equivalents	(41,512)	6,297
Cash and cash equivalents at the beginning of the year	76,740	35,407
Exchange-rate related changes of cash and cash equivalents	179	(1,867)
Cash and cash equivalents at the end of the year	35,407	39,837

The decrease in net cash used in operating activities by 20% from €32.1 million in the year ended December 31, 2016 to €25.5 million in the year ended December 31, 2017 was mainly due to lower cash expenditure for research and development efforts.

Net cash used for investing activities amounted to €9.1 million in the year ended December 31, 2016, while we generated cash from investing activities of €8.1 million in the year ended December 31, 2017. The investing activities primarily relate to investments in and proceeds from the sale or maturity of financial assets. In the year ended December 31, 2017, we obtained net proceeds from the sale or maturity of financial assets of €9.0 million while we had invested a net amount of €8.9 million in the comparative period.

Net cash generated from financing activities in the year ended December 31, 2017 amounted to €23.8 million and relate to the proceeds from the public offering in January and February 2017, the drawdown of a second tranche of the existing SVB credit facility in May 2017 and the issuance of shares in connection with our at-the-market sales agreement.

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

Cash and Funding Sources

Our liquidity as of December 31, 2017 was €39.8 million. Funding sources generally comprise proceeds from the issuance of equity instruments, loans, revenues from collaboration agreements and government grants.

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

In October 2015, we entered into an at-the-market sales agreement (“Sales Agreement”) with Cowen & Company, LLC (“Cowen”) pursuant to which we may from time to time, at our option, offer and sell our common shares having an aggregate offering price of up to $50 million through Cowen, acting as our sales agent. As of March 15, 2018, we had sold 5.3 million of our common shares under the Sales Agreement at a volume weighted-average price of $2.10 per share for net proceeds of approximately $10.7 million. We plan to use proceeds from the Sales Agreement for general corporate purposes.

On November 30, 2016, our subsidiary Affimed GmbH entered into a loan agreement with Silicon Valley Bank, a California corporation (“SVB”), as lender, which we fully guarantee. The loan agreement provides us with a senior secured term loan facility (the “SVB Credit Facility”) for up to €10.0 million, which agreement was amended in May 2017 to provide that such amount would be available in three tranches.

On December 8, 2016, we drew down the initial tranche of €5.0 million, and on May 31, 2017 we drew down the second tranche of €2.5 million; the availability of the third tranche expired in September 2017 with such amount remaining undrawn. In connection with such drawdowns, we issued SVB warrants to purchase 219,692 of our common shares, at a weighted-average exercise price of $2.07 per common share (€1.73 per common share).

The interest rate on amounts borrowed under the SVB Credit Facility is calculated as the sum of (i) one-month EURIBOR plus (ii) an applicable margin of 5.5%, with EURIBOR deemed to equal zero percent if EURIBOR is less than zero percent. The SVB Credit Facility has a maturity date of May 31, 2020 with an interest-only period through December 1, 2017 with amortized payments of principal and interest thereafter in equal monthly installments. Borrowings under the SVB Credit Facility are secured by a pledge of 100% of our shares in Affimed GmbH, all intercompany accounts receivables owed by our subsidiaries to us and a security assignment of essentially all our bank accounts, inventory, trade receivables and payment claims as specified in the loan agreement governing the facility.

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

On February 15, 2018, we sold an additional 13,225,000 of our common shares at a price of $2.00 per share in an underwritten public offering and received $24.5 million in net proceeds, after deducting underwriting discounts and commissions and other offering expenses.

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

We believe that our existing cash and cash equivalents including the proceeds from the February 2018 offering will enable us to fund our operating expenses and capital expenditure requirements at least until the fourth quarter of 2019. We have based this estimate on assumptions that may prove to be incorrect, and we could use our capital resources sooner than we currently expect. Our future funding requirements will depend on many factors, including but not limited to:

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

F.	Tabular disclosure of contractual obligations

The table below sets forth our contractual obligations and commercial commitments as of December 31, 2017 that are expected to have an impact on liquidity and cash flow in future periods. In addition to license agreements with fixed payment obligations, we have entered into various collaboration and license agreements that may trigger milestone payments and royalty payments upon the achievement of certain milestones and net sales in the future. Because the achievement and timing of these milestones and net sales is not fixed or determinable, our commitments under these agreements have not been included in the table below.

	Payments Due by Period
	Total	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years
	(in € thousand)
Operating lease obligations	808	445	348	15	0
Fixed license payments	25	25	0	0	0
SVB Credit Facility	8,581	3,406	5,175	0	0
Total	9,414	3,876	5,523	15	0

Operating lease obligations

Operating lease obligations consist of payments pursuant to non-cancellable operating lease agreements relating to our lease of office space. The lease term of our premises in the Czech Republic is contracted until the year 2020 with a period of notice of three months. Approximately 75% of the premises in Germany is under a revolving 24-month lease period, with a 12-month termination period. The lease could expire in 2021 if notice to terminate is provided by either party by February 2020. The remaining 25% of the German facility is under a fixed term lease period until February 2021.

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

The following table presents our supervisory directors. Bernhard R.M. Ehmer was appointed by the general meeting of shareholders on January 21, 2016. Ulrich M. Grau was appointed by the general meeting of shareholders on June 9, 2015, and his term was effective as of July 1, 2015. Our other supervisory directors were appointed by the general meeting of shareholders on September 12, 2014, with effect from September 17, 2014; Richard B. Stead was reappointed by the general meeting of shareholders on June 21, 2016 and Thomas Hecht, Berndt Modig and Ferdinand Verdonck were reappointed by the general meeting of shareholders on June 20, 2017. Thomas Hecht is the chairman of our supervisory board. The term of each of our supervisory directors will terminate on the date of the annual general meeting of shareholders in the year indicated below.

Name	Age	Term
Thomas Hecht	66	2020
Bernhard R.M. Ehmer	63	2019
Ulrich M. Grau	69	2018
Berndt Modig	59	2020
Richard B. Stead	65	2019
Ferdinand Verdonck	75	2020

The following is a brief summary of the business experience of our supervisory directors. Each director’s tenure reflects their tenure on the board of our predecessor Affimed Therapeutics AG. Unless otherwise indicated, the current business address for each of our supervisory directors is Affimed N.V., c/o Affimed GmbH, Technologiepark, Im Neuenheimer Feld 582, 69120 Heidelberg, Germany.

Thomas Hecht, Chairman. Dr. Hecht has been the chairman of our supervisory board since 2014, and previously had been the chairman of the supervisory board of our German operating subsidiary since 2007. He is head of Hecht Healthcare Consulting in Küssnacht, Switzerland, a biopharmaceutical consulting company founded in 2002. Dr. Hecht also serves as member of the board of directors of Cell Medica Ltd. and as chairman of the board of directors of Vaximm AG and Aelix Therapeutics S.L. Until the beginning of March 2015, he served as chairman of the supervisory council of SuppreMol GmbH and until June 2016, of Delenex AG. Dr. Hecht was previously Vice President Marketing at Amgen Europe. A seasoned manager and industry professional, he held various positions of increasing responsibility in clinical development, medical affairs and marketing at Amgen between 1989 and 2002. Prior to joining the biopharmaceutical industry, he was certified in internal medicine and served as Co-Head of the Program for Bone Marrow Transplantation at the University of Freiburg, Germany.

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

Ulrich M. Grau, Director. Dr. Grau has been a member of our supervisory board since July 2015. Prior to that, he served as an advisor to the management board of our German operating subsidiary beginning in May 2013. He has over 30 years of experience in the biotechnology and pharmaceutical industries including in general management, business development, corporate strategy and the development of new products and technologies. Dr. Grau was Chief Operating Officer at Micromet from 2011 to 2012. Between 2006 and 2010, Dr. Grau was a founder, President and CEO of Lux Biosciences, Inc., a clinical stage ophthalmic company. Previously, Dr. Grau served as President of Research and Development at BASF Pharma/ Knoll where he directed a global R&D organization with a development pipeline which included Humira. The majority of his career was at Aventis Pharma (now Sanofi), where he last held the position of Senior Vice President of global late stage development. Sanofi’s product Lantus® for the treatment of type 2 and type 1 diabetes is based on his inventions made during his early years as a scientist with Hoechst AG. Dr. Grau received his Ph.D. in chemistry and biochemistry from the University of Stuttgart and spent three years as a post-doctoral fellow at Purdue University in the field of protein crystallography.

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

Richard B. Stead, Director. Dr. Stead has been a member of our supervisory board since 2014, and previously had been a member of the supervisory board of our German operating subsidiary since 2007. He has more than 25 years of experience in the biotechnology and pharmaceutical industries, designing and directing clinical trials, regulatory strategy and licensing activities. He is currently Founder and Principal of BioPharma Consulting Services, where he is involved in the development of a number of oncology products including different strategies for cancer immunotherapy. Previously, he was Vice President, Clinical Research of Immunex Corporation, responsible for oncology and neurology product development. Dr. Stead has served in various positions in clinical development and played a key role in the FDA approval and commercialization of Amgen’s first two products, Epogen and Neupogen. Dr. Stead graduated from the University of Wisconsin and earned an M.D. from Stanford University. He completed his internship and residency as well as a fellowship in Hematology at Harvard Medical School and the Brigham and Women’s Hospital followed by post-doctoral research in the Laboratory of Molecular Biology at the National Cancer institute. He also serves on the boards of Ascend Biopharmaceuticals Ltd. and the Seattle Reparatory Theatre.

Ferdinand Verdonck, Director. Mr. Verdonck has been a member of our supervisory board since July 2014. He is a director of Laco Information Services. In recent years he was director and member of the audit committee of Virtus Funds and J.P. Morgan European Investment Trust, director of Groupe SNEF, and director and chairman of the audit committee of biotechnology companies: uniQure N.V. in the Netherlands, of which he was also the chairman, and Movetis and Galapagos in Belgium. He has previously served as chairman of Banco Urquijo and of Nasdaq Europe and as a director of Dictaphone Corporation. From 1992 to 2003, he was the managing director of Almanij NV, a financial services company which has since merged with KBC, and his responsibilities included strategy, financial control, supervision of executive management and corporate governance, including board participation in publicly-traded and privately-held affiliated companies in many countries. Mr. Verdonck holds a law degree from KU Leuven and degrees in economics from KU Leuven and the University of Chicago.

The following table lists the members of our current management board:

Name	Age	Position
Adi Hoess	56	Chief Executive Officer
Florian Fischer	50	Chief Financial Officer
Wolfgang Fischer	54	Chief Operating Officer

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

Wolfgang Fischer, Chief Operating Officer. Dr. Fischer joined us in 2017 from Sandoz Biopharmaceuticals (Novartis Group). He has 20 years of experience in research and drug development with a focus on oncology, immunology and pharmacology. At Sandoz he managed the development and registration of Sandoz’ biosimilar pipeline assets since 2012 and served as Global Head of Program and Project Management since 2014. Prior to joining Sandoz, he held various positions of increasing responsibility within the Novartis Group since 2003, including Medical Director Oncology for Novartis Pharma Switzerland AG as well as Regional Medical Director Hematology (Emerging Growth Markets), where he was responsible for the Hematology Medical Affairs program and supported the launch of several products in various countries. Dr. Fischer holds a Ph.D. in Cancer Research from the Swiss Federal Institute of Technology (ETH), Zurich, Switzerland. Thereafter, he completed postdoctoral fellowships at the Swiss Institute of Experimental Cancer Research, Lausanne, Switzerland and at the Scripps Research Institute, Department of Immunology, La Jolla, CA, USA, followed by a state doctorate (Habilitation) in Pharmacology and Toxicology at the Medical School of the University of Würzburg in Germany in 2003.

The following is a brief summary of the business experience of certain other key employees.

Leila Alland, Chief Medical Officer. We have entered into an agreement with Leila Alland, M.D. who will join Affimed as CMO on March 26, 2018. Dr. Alland brings to the Company more than 20 years of pharmaceutical drug development experience. Over the span of her industry career, she has successfully led teams within AstraZeneca, Bristol-Myers Squibb, Novartis and Schering-Plough to advance numerous oncology and immuno-oncology products through early and late stage clinical development to regulatory approval and commercialization. Dr. Alland has played key roles in the development and approval of Tagrisso®, Opdivo®, Tasigna®, and Caelyx®/Doxil®. For the past two years, Dr. Alland has served as CMO of Tarveda Therapeutics, Inc., a biopharmaceutical company developing miniature drug conjugates for the treatment of solid tumors. Dr. Alland began her career as a pediatric oncologist, having trained at the Children’s Hospital of Philadelphia and Memorial Sloan Kettering Cancer Center in New York, and then serving as Assistant Professor of Pediatrics at Albert Einstein College of Medicine in New York, during which time she pursued clinical and basic cancer research and was awarded the prestigious James S. McDonnell Foundation Scholar Award. Currently, she also serves as a grant reviewer for the Cancer Prevention Research Institute of Texas.

Denise Mueller, Head of Commercial Strategy and Business Development, President Affimed Inc. Ms. Mueller joined us in 2016 following a 17 year career at Wyeth and Pfizer Inc. She has held leadership roles in U.S. and global marketing including launch of new products and line extensions in-line and globally. Ms. Mueller has also held the position of Disease Area Lead for multiple therapeutic areas where she was responsible for disease area strategy, indication strategy for multiple assets, early commercial development and market shaping. In addition to broad and extensive commercial experience, Ms. Mueller led and managed two of Pfizer’s largest alliances and was the business development lead for Pfizer’s rare disease business unit. Prior to joining pharmaceuticals, Ms. Mueller worked in hospital management running Emergency Medicine, Critical Care, in-house Pediatrics and hospitalist programs. Ms. Mueller holds a B.A. in Mathematics from Virginia Polytechnic and State University.

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

The management services agreement of Wolfgang Fischer became effective upon his appointment by the general meeting of shareholders on June 20, 2017. These agreements comprise the following elements: fixed salary, bonus payments, earmarked pension and social security payments and share based compensation components. In addition these agreements provide for benefits upon a termination of service. Adi Hoess and Florian Fischer were reappointed as managing directors by the general meeting of shareholders on June 20, 2017, which prolonged their management services agreements until 2020.

Long-term incentive plans

Equity Incentive Plan 2014

In conjunction with the closing of our initial public offering, we established the Affimed N.V. Equity Incentive Plan 2014 (“the 2014 Plan”) with the purpose of advancing the interests of our shareholders by enhancing our ability to attract, retain and motivate individuals who are expected to make important contributions to us. The maximum number of shares available for issuance under the 2014 Plan equals 7% of the total outstanding common shares on September 17, 2014, or approximately 1.7 million common shares. On January 1 of any calendar year thereafter (including January 1, 2018), an additional 5% of the total outstanding common shares on that date becomes available for issuance under the 2014 Plan. As of January 1, 2018, we had approximately 4.8 million common shares available for issuance, and approximately 4.9 million common shares subject to issuance under outstanding awards. The absolute number of shares available for issuance under the 2014 Plan will increase automatically upon the issuance of additional shares by the Company. The option exercise price for options under the 2014 Plan is the fair market value of a share as defined in the 2014 Plan on the relevant grant date. We are following home country rules relating to the re-pricing of stock options. Under applicable Dutch law, re-pricing is permissible, provided this falls within the framework set by the remuneration policy for the Management Board and the 2014 Plan.

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

Compensation of Managing Directors and Supervisory Directors

The compensation, including benefits in kind, accrued or paid to our managing directors and supervisory directors with respect to the year ended December 31, 2017, for services in all capacities is shown below on an individual basis. Further details for the compensation for our managing directors and supervisory directors are given in notes 16 and 21 to our consolidated financial statements as of and for the year ending December 31, 2017. As of December 31, 2017, we have no amounts set aside or accrued to provide pension, retirement or similar benefits to our managing directors and supervisory directors.

Directors compensation 2017

Managing directors

(in € thousand)	Hoess	F. Fischer	W. Fischer	Total
Periodically paid compensation	443	336	106	885
Bonuses	94	59	19	172
Total cash compensation	537	395	125	1,057

2014 Plan share-based payment expense	867	348	54	1,269
Total share-based payment expense	867	348	54	1,269

Supervisory directors

(in € thousand)	Hecht	Ehmer	Grau	Modig	Stead	Verdonck	Total
Periodically paid compensation	116	42	57	54	44	62	375
Total cash compensation	116	42	57	54	44	62	375

2014 Plan share-based payment expense	34	24	35	17	17	17	144
Total share-based payment expense	34	24	35	17	17	17	144

Stock options granted under the Equity Incentive Plan 2014

Managing directors

Beneficiary	Grant date	Number of options	Strike price USD	Expiration date
Adi Hoess	June 20, 2017	400,000	2.05	June 20, 2027
Florian Fischer	June 20, 2017	180,000	2.05	June 20, 2027
Wolfgang Fischer	September 11, 2017	250,000	2.05	September 11, 2027
Total		830,000

Supervisory directors

Beneficiary	Grant date	Number of options	Strike price USD	Expiration date
Thomas Hecht	June 20, 2017	20,000	2.05	June 20, 2027
Bernhard Ehmer	June 20, 2017	10,000	2.05	June 20, 2027
Ulrich M. Grau	June 20, 2017	10,000	2.05	June 20, 2027
Berndt Modig	June 20, 2017	10,000	2.05	June 20, 2027
Richard Stead	June 20, 2017	10,000	2.05	June 20, 2027
Ferdinand Verdonck	June 20, 2017	10,000	2.05	June 20, 2027
Total		70,000

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

Our remuneration policy for our managing directors provides the supervisory board with the authority to enter into management services agreements with managing directors that provide for compensation consisting of base compensation, performance-related variable compensation, long-term equity incentive compensation (as detailed in the terms of the Equity Incentive Plan 2014 described above), pension and other benefits and severance pay and benefits. The remuneration policy for the managing directors provides that the annual cash bonus payable to managing directors may not exceed 100% of the annual base gross salary and will be based upon the achievement of set financial and operating goals for the period. The bonus payments may be increased in any given year by the supervisory board upon a proposal of the compensation committee based on any exceptional achievements of that managing director. In addition, the remuneration policy for managing directors allows for cash termination payments, which may not exceed 100% of the managing director’s base salary. This policy also allows for additional compensation and benefits to our managing directors following a change of control.

Our remuneration policy for the supervisory directors provides for payments and initial and annual equity awards. This is permissible under Dutch law, but constitutes a deviation from the DCGC. The remuneration policy for our supervisory directors establishes that each supervisory director will be entitled to an annual retainer of €20,000, provided that the chairman of the supervisory board will be entitled to an annual retainer of €75,000. In addition, the chairman of the audit committee is entitled to an additional annual retainer of €15,000 and the chairmen of the compensation and nomination and corporate governance committees are each entitled to annual retainers of €7,500. Supervisory directors will also be paid €3,000 for each supervisory board meeting attended in person and €1,500 for each supervisory board meeting attended by telephone, provided the meeting attended by telephone exceeds 30 minutes. For other, including non-formal Board meetings attended either in person or by phone the Company will pay each member of the Supervisory Board €500 per meeting, provided that the duration of such meeting exceeds 30 minutes. The members of each committee will be paid €1,500 for each committee meeting attended in person and €750 for each committee meeting attended by telephone, provided the meeting attended by telephone exceeds 30 minutes. In addition, we will grant any future chairman of the supervisory board an initial award of stock options to purchase 35,000 common shares on the date of election as the chairman. Further, under the remuneration policy we will grant any future supervisory director an initial award of stock options to purchase 20,000 common shares on the date of election as a supervisory director. These initial stock options will vest over a three-year period in three equal installments on the anniversaries of the grant date. In addition, the remuneration policy provides that each supervisory director is entitled to a total annual grant of 10,000 stock options, with the chairman of the supervisory board entitled to an annual grant of 20,000 stock options. These annual awards will vest in four quarterly installments and will be fully vested on the first anniversary of the grant date. Initial awards and annual awards will be granted automatically on the respective dates of issuance based on the approval by the shareholders of the remuneration policy and will not require any further approval by the supervisory board or the company. Supervisory directors are also entitled to be reimbursed for their reasonable expenses incurred in attending meetings of the supervisory board and its committees.

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

Nomination and corporate governance committee

The nomination and corporate governance committee, which consists of Ulrich Grau (Chairman), Thomas Hecht and Richard B. Stead, assists our supervisory board in identifying individuals qualified to become members of our supervisory board and management board consistent with criteria established by our supervisory board and in developing our corporate governance principles. As permitted by the listing requirements of Nasdaq, we have opted out of Nasdaq Listing Rule 5605(e) which requires independent director oversight of director nominations.

D.	Employees

As of March 15, 2018, we had 61 personnel, approximately 60% of whom have an advanced academic degree (Diploma/ Master, PhD, MD). Including AbCheck and Affimed Inc., our total headcount is 89 (80 full time equivalents).

None of our employees is subject to a collective bargaining agreement or represented by a trade or labor union. We consider our relations with our employees to be good.

E.	Share ownership

See “Item 7. Major Shareholders and Related Party Transactions—A. Major shareholders.”

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major shareholders

The following table presents information relating to the beneficial ownership of our common shares as of March 15, 2018, by:

▪	each person, or group of affiliated persons, known by us to own beneficially 5% or more of our outstanding common shares (as of the date of such stockholder’s Schedule 13D or Schedule 13G filing for Affimed N.V. with the SEC);

▪	each of our managing directors and supervisory directors; and

▪	all managing directors and supervisory directors as a group.

The number of common shares beneficially owned by each entity, person, managing director or supervisory director is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any common shares over which the individual has sole or shared voting power or investment power as well as any common shares that the individual has the right to acquire within 60 days of March 15, 2018 through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all common shares held by that person.

The percentage of shares beneficially owned is computed on the basis of 62,390,068 of our common shares outstanding as of March 15, 2018. Common shares that a person has the right to acquire within 60 days of March 15, 2018 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all managing directors and supervisory directors as a group. Each common share confers the right on the holder to cast one vote at the general meeting of shareholders and no shareholder has different voting rights. Unless otherwise indicated below, the address for each beneficial owner listed is c/o Affimed N.V., c/o Affimed GmbH, Technologiepark, Im Neuenheimer Feld 582, 69120 Heidelberg, Germany.

	Shares beneficially owned
Name and address of beneficial owner	Number	Percent
5% Shareholders
Entities affiliated with Calibrium AG (formerly Aeris Capital AG)(1)	8,924,563	14.3%
Wellington Management Group LLP(2)	5,347,910	8.6%
Entities affiliated with New Enterprise Associates, Inc.(3)	5,138,888	8.2%
Entities affiliated with Brookside Capital Trading Fund, L.P.(4)	3,209,013	5.1%

Managing Directors and Supervisory Directors
Adi Hoess(5)	841,667	1.3%
Florian Fischer(5)	330,417	0.5%
Wolfgang Fischer	0	0.0%
Thomas Hecht	140,368	0.2%
Bernhard R.M. Ehmer	47,500	0.1%
Ulrich M. Grau	125,752	0.2%
Berndt Modig	57,500	0.1%
Richard B. Stead	67,090	0.1%
Ferdinand Verdonck	57,500	0.1%
All managing directors and supervisory directors as a group (9 persons)	1,667,794	2.7%

(1)	Consists of 8,894,437 shares held by SGR Sagittarius Holding AG (“Sagittarius”) and 30,126 shares held by AGUTH Holding GmbH (“AGUTH”). Voting and investment power over the shares held by SGR Sagittarius Holding AG is exercised by the Board of Directors of SGR Sagittarius Holding AG, Manuel Werder and Bernd Kammerlander. The address for SGR Sagittarius Holding AG is Brügglistrasse 2, 8852 Altendorf, Switzerland. Voting and investment power over the shares held by AGUTH is exercised by the Board of Directors of AGUTH, Harald Tschira and Udo Tschira. The address for AGUTH is Schloß-Wolfsbrunnenweg 33, 69118 Heidelberg, Germany. This information is based on a statement filed on Schedule 13D with the SEC on February 21, 2018.

(2)	Represents shares beneficially owned by clients of Wellington Management Company LLP, Wellington Management Canada LLC, Wellington Management Singapore Pte Ltd, Wellington Management Hong Kong Ltd, Wellington Management International Ltd, Wellington Management Japan Pte Ltd and Wellington Management Australia Pty Ltd (collectively, the “Wellington Investment Advisors”). Wellington Investment Advisors Holdings LLP controls directly, or indirectly through Wellington Management Global Holdings, Ltd., the Wellington Investment Advisors. Wellington Investment Advisors Holdings LLP is owned by Wellington Group Holdings LLP. Wellington Group Holdings LLP is owned by Wellington Management Group LLP. The address for Wellington Management Group LLP, Wellington Group Holdings LLP, Wellington Investment Advisors Holdings LLP and Wellington Management Company LLP is c/o Wellington Management Company LLP, 280 Congress Street, Boston, MA 02210. This information is based on a statement filed on Schedule 13G with the SEC on February 8, 2018.

(3)	New Enterprise Associates 15, L.P. (“NEA 15”) is the sole member of Growth Equity Opportunities Fund IV, LLC (“GEO”). NEA Partners 15, L.P. (“NEA Partners 15”) is the sole general partner of NEA 15. NEA 15 GP, LLC (“NEA 15 LLC”) is the sole general partner of NEA Partners 15. Peter J. Barris, Forest Baskett, Anthony A Florence, Jr., Krishna S. Joshua Makower, David M. Mott, Jon M. Sakoda, Scott D. Sandell, Peter W. Sonsini and Ravi Viswanathan are the managers of NEA 15 LLC. The address for GEO, NEA Partners 15 and NEA 15 LLC is New Enterprise Associates, 1954 Greenspring Drive, Suite 600, Timonium, MD 21093. This information is based on a statement filed on Schedule 13D with the SEC on February 22, 2018.

(4)	Represents shares beneficially owned by Brookside Capital Trading Fund, L.P., a Delaware limited partnership (“Trading Fund”), whose sole general partner is Brookside Capital Investors II, L.P., a Delaware limited partnership (“Brookside Investors II”), whose sole general partner is Bain Capital Public Equity Management, LLC, a Delaware limited liability company (“BCPE Management”). The information is based on a statement filed on Schedule 13G with the SEC on February 14, 2018.

(5)	Indicates that the director is entitled to receive common shares in connection with the carve-out plan described in Note 2 to our consolidated financial statements for the year ended December 31, 2016 pursuant to which 7.78% of the common shares of the Company outstanding immediately prior to the initial public offering owned by pre-IPO existing shareholders will be transferred to the beneficiaries upon the conditions set forth therein.

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

On February 15, 2018, we completed a public offering and sold 13,225,000 common shares primarily to new investors.

Holders

As of March 15, 2018, we had approximately 8 shareholders of record of our common shares; two of those shareholders of record are in the United States and hold a total of 53,294,933 common shares in the aggregate, or approximately 85% of our common shares.

B.	Related party transactions

The following is a description of related party transactions we have entered into since January 1, 2017 with any of our members of our supervisory board or management board and the holders of more than 5% of our common shares.

Agreements with Supervisory Directors

We had a consulting agreement with Ulrich M. Grau, whose term as a supervisory director became effective as of July 1, 2015. Dr. Grau’s remuneration under the agreement consisted of service fees for business development, corporate strategy and the development of new products. In June 2015, this consulting agreement was terminated and all associated rights and obligations ceased. Also, according to a services agreement with i-novion Inc., of which Dr. Grau serves as Chairman of the Board of Directors, i-novion Inc. conducted certain preclinical services for us. In 2017, i-novion Inc. did not receive any related payments.

Agreements with former Managing Directors

In 2016, we entered into a consulting agreement with our former Managing Director Jens-Peter Marschner consisting of services for the support of clinical trials and other activities in the field of clinical development. In 2017, Dr. Marschner received related payments of €11,000. The consulting agreement with Dr. Marschner was terminated end of May 2017.

In 2017, we entered into a consulting agreement with our former Managing Director Jörg Windisch consisting of high level consultancy and strategic guidance in the field of clinical manufacturing. In 2017, Dr. Windisch provided no services and received no payments.

Agreements with Amphivena

In 2013, we entered into a license and development agreement, which amended and restated a 2012 license agreement, with Amphivena Therapeutics, Inc., or Amphivena, based in San Francisco, to develop an undisclosed product candidate for hematologic malignancies in exchange for an interest in Amphivena and certain milestone payments. We also assigned and licensed certain technology to Amphivena and provided it with funding. The license and development agreement with Amphivena expired when the product candidate’s IND became effective in July 2016. Following the expiration, we continued to provide services on a smaller scale to complete the deliverables required under the agreement, and have been financially supporting the future clinical development of AMV564 with €1.9 million in financing, €1.0 million of which was invested in Amphivena in October 2016, €0.6 million of which was invested in March 2017 and €0.3 million of which was invested in December 2017. See “Item

4. Information on the Company— B. Business overview—Amphivena” and “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Collaboration Agreements—Amphivena” for more information.

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

Dividends and Dividend Policy

We have not declared cash dividends on our common shares in the years 2015, 2016 or 2017. We currently expect to retain future earnings, if any, to finance the operation and expansion of our business, and we do not anticipate paying any cash dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our supervisory board.

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

Our common shares began trading on the Nasdaq Global Market on September 12, 2014 under the symbol AFMD. The following table sets forth the high and low sales prices as reported by Nasdaq for each period:

	High	Low
Year Ended December 31:
2014 (since September 12, 2014)	$8.30	$3.55
2015	24.20	5.78
2016	7.14	1.65
2017	2.95	1.15

	High	Low
Year Ended December 31, 2015
First Quarter	$9.16	$5.16
Second Quarter	13.75	5.85
Third Quarter	24.20	5.83
Fourth Quarter	8.41	5.78

	High	Low
Year Ended December 31, 2016
First Quarter	$7.14	$2.77
Second Quarter	5.00	2.34
Third Quarter	3.24	2.46
Fourth Quarter	2.79	1.65

	High	Low
Year Ended December 31, 2017
First Quarter	$2.95	$1.65
Second Quarter	2.50	1.95
Third Quarter	2.65	1.95
Fourth Quarter	2.40	1.15

	High	Low
Month Ended:
September 30, 2017	$2.30	$1.95
October 31, 2017	2.40	1.95
November 30, 2017	2.25	1.65
December 31, 2017	2.05	1.15
January 31, 2018	1.55	1.25
February 28, 2018	2.85	1.50
March 31, 2018 (though March 15, 2018)	2.40	2.05

D.	Selling shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share capital

Not applicable.

B.	Memorandum and articles of association

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

The following summary contains a description of material German, Dutch and U.S. federal income tax consequences of the acquisition, ownership and disposition of common shares, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase common shares. The summary is based upon the tax laws of Germany, the Netherlands and the United States and regulations thereunder as of the date hereof, which are subject to change.

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

If the disposal of the shares is executed by a domestic credit institution, or domestic financial services institution (inländisches Kredit-oder Finanzdienstleistungsinstitut) (including domestic branches of foreign credit and financial services institutions), domestic securities trading company (inländisches Wertpapierhandelsunternehmen) or a domestic securities trading bank (inländische Wertpapierhandelsbank), and such office pays out or credits the capital gains (a “Domestic Paying Agent”), the tax on the capital gains will in general be discharged for the account of the seller by the Domestic Paying Agent imposing the withholding tax on investment income at the rate of 26.375% (including the solidarity surcharge thereon plus church tax, if applicable) on the capital gain.

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

Any reference in this section to Dutch taxes, Dutch tax or Dutch tax law must be construed as a reference to taxes of whatever nature levied by or on behalf of the Netherlands or any of its subdivisions or taxing authorities or to the law governing such taxes, respectively. The Netherlands means the part of the Kingdom of the Netherlands that is located in Europe.

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

On January 1, 2016 the convention between Germany and the Netherlands for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income, concluded on April 12, 2012 (the “2012 Germany-Netherlands Treaty”), entered into force. Under the 2012 Germany-Netherlands Treaty, a Shareholder, other than a Dutch individual (as defined below) or a Dutch Corporate Entity (as defined below), will not be subject to Dutch dividend withholding tax on dividends distributed by the Company, irrespective of the nature or form of such dividend, if and for as long as the Company is resident solely in Germany for purposes of the 2012 Germany-

Netherlands Treaty. A Shareholder that is resident in the Netherlands will generally be subject to Dutch dividend withholding tax on dividends distributed by the Company, irrespective of the nature or form of such dividend, at a rate of 15%. The Company intends to be resident solely in Germany for purposes of the 2012 Germany-Netherlands Treaty on a continuous basis.

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

(iv)	that is entitled to the participation exemption (deelnemingsvrijstelling) with respect to the Shares (as defined in Section 13 CITA). Generally, a Shareholder is entitled to the participation exemption if it is subject to Dutch corporate income tax and it, or a related entity, holds an interest of 5% or more of the nominal paid-up share capital in the Company.

Residents of the Netherlands

The description of certain Dutch tax consequences in this paragraph is only intended for the following Shareholders:

(a)	individuals who are resident or deemed to be resident in the Netherlands (“Dutch Individuals”); and

(b)	entities or enterprises that are subject to the CITA and are resident or deemed to be resident in the Netherlands (“Dutch Corporate Entities”).

Dutch Individuals engaged or deemed to be engaged in an enterprise or in miscellaneous activities

Dutch Individuals engaged or deemed to be engaged in an enterprise or in miscellaneous activities (resultaat uit overige werkzaamheden) are generally subject to income tax at statutory progressive rates with a maximum of 51.95% with respect to any benefits derived or deemed to be derived from the Shares, including any capital gains realized on the disposal thereof, that are attributable to:

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

(i)	from 2.02% of such positive balance up to EUR 70,800;

(ii)	to 4.33% of such positive balance of EUR 70,800 up to EUR 978,000; and

(iii)	to a maximum of 5.38% of such positive balance of EUR 978,000 or higher.

No taxation occurs if such positive balance does not exceed a certain threshold (heffingvrije vermogen). The fair market value of assets, including the Shares, and liabilities that are taxed under this regime is measured, in general, exclusively on 1 January of every calendar year. The tax rate under the regime for savings and investments is a flat rate of 30% (2018).

Dutch Corporate Entities

Dutch Corporate Entities are generally subject to corporate income tax at statutory rates up to 25% with respect to any benefits derived or deemed to be derived from the Shares, including any capital gains realized on the disposal thereof.

Non-residents of the Netherlands

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

This discussion applies only to a U.S. Holder that holds common shares as capital assets for tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of the U.S. Holder’s particular circumstances, including alternative minimum tax consequences, the potential application of the provisions of the Code known as the Medicare contribution tax and tax consequences applicable to U.S. Holders subject to special rules, such as:

▪	certain financial institutions;

▪	dealers or traders in securities who use a mark-to-market method of tax accounting;

▪	persons holding common shares as part of a hedging transaction, straddle, wash sale, conversion transaction or other integrated transaction or persons entering into a constructive sale with respect to the common shares;

▪	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

▪	entities classified as partnerships for U.S. federal income tax purposes;

▪	tax-exempt entities, including an “individual retirement account” or “Roth IRA”;

▪	persons that own or are deemed to own ten percent or more of our shares (by vote or value);

▪	persons who acquired our common shares pursuant to the exercise of an employee stock option or otherwise as compensation; or

▪	persons holding common shares in connection with a trade or business conducted outside of the United States.

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

Taxation of Distributions

Subject to the passive foreign investment company rules described below, distributions paid on common shares, other than certain pro rata distributions of common shares, will generally be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, we expect that distributions generally will be reported to U.S. Holders as dividends. Subject to applicable limitations and the passive foreign investment company rules described below, for so long as our common shares are listed on Nasdaq or another established securities market in the United States or we are eligible for benefits under the Treaty, dividends paid to certain non-corporate U.S. Holders will be eligible for taxation as “qualified dividend income” and therefore will be taxable at rates not in excess of the long-term capital gain rate applicable to such U.S. Holders. U.S. Holders should consult their tax advisers regarding the availability of the reduced tax rate on dividends in their particular circumstances. The amount of a dividend will include any amounts withheld by us in respect of German income taxes. The amount of the dividend generally will be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s receipt of the dividend. The amount of any dividend income paid in euros will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of actual or constructive receipt, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt. Generally, any gain or loss resulting from foreign currency exchange fluctuations during the period from the date the dividend payment is included in a U.S. Holder's income to the date the payment is converted into U.S. dollars will be treated as ordinary income or loss and will not be eligible for taxation as "qualified dividend income." Such gain or loss generally will be treated as foreign-source income to U.S. Holders.

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

Passive Foreign Investment Company Rules

Under the Code, we will be a PFIC for any taxable year in which, after the application of certain “look-through” rules with respect to subsidiaries, either (i) 75% or more of our gross income consists of “passive income,” or (ii) 50% or more of the average quarterly value of our assets consist of assets that produce, or are held for the production of, “passive income.” Passive income generally includes interest, dividends, rents, certain non-active royalties and capital gains. Because (i) we currently own a substantial amount of passive assets, including cash, and (ii) the valuation of our assets, including our intangible assets, that generate non-passive income as implied by our market capitalization on various dates during 2017 has been less than the value of our passive assets on such dates, we were likely a PFIC in 2017 and may continue to be a PFIC in future taxable years. The average quarterly value of our assets for purposes of determining our PFIC status for any taxable year will generally be determined in part by reference to our market capitalization, which may fluctuate significantly over time.

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

If we were a PFIC for any taxable year during which a U.S. Holder held common shares (assuming such U.S. Holder has not made a timely mark-to-market election or QEF Election, each as described below), gain recognized by a U.S. Holder on a sale or other disposition (including certain pledges) of the common shares or on an indirect disposition of shares of a Lower-tier PFIC would be allocated ratably over the U.S. Holder’s holding period for the common shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge generally applicable for underpayments of tax would be imposed on the amount allocated to that taxable year. Further, to the extent that any distribution received by a U.S. Holder on its common shares (or a distribution by a Lower-tier PFIC to its shareholder that is deemed to be received by a U.S. Holder) exceeds 125% of the average of the annual distributions on the common shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain, described immediately above.

If we are a PFIC for any taxable year during which a U.S. Holder holds common shares, we generally will continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder holds common shares, even if we cease to meet the threshold requirements for PFIC status.

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

In addition, in order to avoid the application of the foregoing rules, a U.S. Holder can make QEF Elections with respect to us and each Lower-tier PFIC in the first taxable year that we and each Lower-tier PFIC are treated as PFICs with respect to the U.S. Holder. A U.S. Holder must make the QEF Election for each PFIC by attaching a properly completed U.S. Internal Revenue Service (“IRS”) Form 8621 for each PFIC to the U.S. Holder’s timely filed U.S. federal income tax return. We currently intend to provide the information necessary for a U.S. Holder to make a QEF Election with respect to us and each Lower-tier PFIC that we control for 2017 and for any future years with respect to which we determine that we or any Lower-tier PFIC that we control are or are likely to be a PFIC.

If we are a PFIC for any year and a U.S. Holder makes a QEF Election with respect to us and any Lower-tier PFIC in the first taxable year that we and each Lower-tier PFIC are treated as PFICs with respect to the U.S. Holder, the U.S. Holder will be currently taxable on its pro rata share of the relevant PFIC’s ordinary earnings and net capital gain (at ordinary income and capital gain rates, respectively) for each taxable year that the entity is classified as a PFIC. If a U.S. Holder makes a QEF Election with respect to us, any distributions paid by us out of our earnings and profits that were previously included in the U.S. Holder’s income under the QEF Election will not be taxable to the U.S. Holder. A U.S. Holder will increase its tax basis in its common shares by an amount equal to any income included under the QEF Election and will decrease its tax basis by any amount distributed on the common shares that is not included in the U.S. Holder’s income. In addition, a U.S. Holder will recognize capital gain or loss on the disposition of common shares in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in the common shares, as determined in U.S. dollars. U.S. Holders should note that if they make QEF Elections with respect to us and any Lower-tier PFICs, they may be required to pay U.S. federal income tax with respect to their common shares for any taxable year significantly in excess of any cash distributions received on the common shares for such taxable year. U.S. Holders should consult their tax advisers regarding making QEF Elections in their particular circumstances.

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

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT RISK

We are not subject to any significant market risks.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt securities

Not applicable.

B.	Warrants and rights

Not applicable.

C.	Other securities

Not applicable.

D.	American Depositary Shares

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

A.	Defaults

No matters to report.

B.	Arrears and delinquencies

No matters to report.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A.	Use of Proceeds

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

Between the effective date of the Registration Statement and December 31, 2017, we used all of the net proceeds to fund research and development expenses for AFM13, AFM11 and AFM21/22/24/26. None of the net proceeds

(other than compensation to our management board and supervisory board as disclosed in this Annual Report) were used to make payments, directly or indirectly, to (i) any of our directors, officers or their associates, (ii) any persons owning 10% or more of our common shares or (iii) any of our affiliates. The use of these proceeds did not change from the information mentioned in the prospectus relating to the Registration Statement.

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

B.	Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based upon criteria established in Internal Control – Integrated Framework (2013) by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2017.

C.	Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report of our registered public accounting firm due to an exemption provided to emerging growth companies under the JOBS Act.

D.	Changes in Internal Control over Financial Reporting

No change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the financial year ended December 31, 2017 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Audit fees in 2017 and 2016 amounted to €191,000 and €171,000, respectively, and relate to audit services provided by our principal accountants in 2017, KPMG AG Wirtschaftsprüfungsgesellschaft and other KPMG International member firms, in connection with the audit of the consolidated financial statements and statutory audits and, quarterly reviews. The aggregate audit fees include fees and expenses billed or accrued for professional services rendered by the principal accountant for the audit of our annual financial statements and review of the interim condensed consolidated financial statements and additional services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements, except for those not required by statute or regulation.

b)	Audit-Related Fees

Audit-Related fees in 2017 and 2016 amounted to €50,000 and €45,000, respectively, and relate to services provided by our principal accountants, KPMG AG Wirtschaftsprüfungsgesellschaft for the review of registration statements and comfort letters for the Company.

c)	Tax Fees

None.

d)	All Other Fees

Other fees in 2017 and 2016 amounted to €3,000 and €7,000, respectively, and relate to consulting services provided by our principal accountants, KPMG AG Wirtschaftsprüfungsgesellschaft.

e)	Audit Committee's Pre-Approval Policies and Procedures

The Audit Committee is responsible for the appointment, replacement, compensation, evaluation and oversight of the work of the independent auditors. As part of this responsibility, the Audit Committee pre-approves all audit and non-audit services performed by the independent auditors in order to assure that they do not impair the auditor's independence from the Company.

f)	Audit Work Performed by Other Than Principal Accountant if Greater Than 50%

Not applicable.

ITEM 16D. Exemptions from the listing standards for audit committees

Not applicable.

ITEM 16E. Purchases of equity securities by the issuer and affiliated purchasers

In 2017, no purchases of our equity securities were made by or on behalf of Affimed or any affiliated purchaser.

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

ITEM 18. Financial statements

Financial Statements are filed as part of this Annual Report, see page F-1.

ITEM 19. Exhibits

(a)	The following documents are filed as part of this registration statement:

Exhibit No.	Exhibit
1.1	Articles of Association of Affimed N.V. (incorporated by reference to exhibit 3.1 of the Affimed N.V. report on Form 6-K (Registration no. 001-36619) filed with the Commission on June 21, 2017).
2.1	Registration Rights Agreement between Affimed N.V. and the shareholders listed therein (incorporated by reference to exhibit 4.1 of the Affimed N.V. report on Form 6-K (Registration no. 001-36619) filed with the Commission on September 22, 2014).
4.1†	License Agreement, dated September 29, 2006 between Affimed Therapeutics AG and XOMA Ireland Limited (incorporated by reference to exhibit 10.1 of the Affimed N.V. registration statement on Form F-1 (Registration no. 333-197097) filed with the Commission on June 27, 2014).
4.2†	License Agreement, dated March 8, 2001 between Affimed Therapeutics AG and Deutsches Krebsforschungszentrum (DKFZ) (incorporated by reference to exhibit 10.2 of the Affimed N.V. registration statement on Form F-1 (Registration no. 333-197097) filed with the Commission on June 27, 2014).
4.3	Memorandum of Clarification of License Agreement Signed Between Affimed Therapeutics AG and Deutsches Krebsforschungszentrum (DKFZ), dated March 8, 2001 (incorporated by reference to exhibit 10.3 of the Affimed N.V. registration statement on Form F-1 (Registration no. 333-197097) filed with the Commission on June 27, 2014).
4.4†	Amendment to License Agreement, dated June 13, 2006 between Affimed Therapeutics AG and Deutsches Krebsforschungszentrum (DKFZ) (incorporated by reference to exhibit 10.4 of the Affimed N.V. registration statement on Form F-1 (Registration no. 333-197097) filed with the Commission on June 27, 2014).
4.5†	Amended and Restated License and Development Agreement dated July 11, 2013 between Affimed Therapeutics AG and Amphivena Therapeutics, Inc. (incorporated by reference to exhibit 4.5 of the Affimed N.V. Annual Report on Form 20-F for the year ended December 31, 2014 (File no. 001-36619) filed with the Commission on March 25, 2015).
4.6†	Research Funding Agreement dated August 15, 2013 between Affimed Therapeutics AG and The Leukemia and Lymphoma Society (incorporated by reference to exhibit 10.6 of the Affimed N.V. registration statement on Form F-1 (Registration no. 333-197097) filed with the Commission on June 27, 2014).
4.7†	Amendment No. 1 to the Research Funding Agreement, dated April 29, 2014 between Affimed Therapeutics AG and The Leukemia and Lymphoma Society (incorporated by reference to exhibit 10.7 of the Affimed N.V. registration statement on Form F-1 (Registration no. 333-197097) filed with the Commission on June 27, 2014).
4.8	English language summary of Lease Agreement, dated September 19, 2000 and amendments thereto between Affimed Therapeutics AG and Technologiepark Heidelberg II GmbH & Co. KG (incorporated by reference to exhibit 10.8 of the Affimed N.V. registration statement on Form F-1 (Registration no. 333-197097) filed with the Commission on June 27, 2014).

4.9	Lease Contract dated October 1, 2009, between Abcheck s.r.o. and Vĕdeckotechnický park Plzeń a.s. (incorporated by reference to exhibit 10.9 of the Affimed N.V. registration statement on Form F-1 (Registration no. 333-197097) filed with the Commission on June 27, 2014).
4.10	Amendment No. 4 to Lease Contract dated October 1, 2009, between Abcheck s.r.o. and Vĕdeckotechnický park Plzeń a.s., dated June 30, 2011 (incorporated by reference to exhibit 10.10 of the Affimed N.V. registration statement on Form F-1 (Registration no. 333-197097) filed with the Commission on June 27, 2014).
4.11	Amendment No. 5 to Lease Contract dated October 1, 2009, between Abcheck s.r.o. and Vĕdeckotechnický park Plzeń a.s., dated November 14, 2012 (incorporated by reference to exhibit 10.11 of the Affimed N.V. registration statement on Form F-1 (Registration no. 333-197097) filed with the Commission on June 27, 2014).
4.12	Investment Agreement Series D Round of Financing, Affimed Therapeutics AG, Heidelberg, Germany, dated September 24, 2012 (incorporated by reference to exhibit 10.12 of the Affimed N.V. registration statement on Form F-1 (Registration no. 333-197097) filed with the Commission on August 19, 2014).
4.13	Investment Agreement Pre-IPO Financing, Affimed Therapeutics AG, Heidelberg, Germany, dated June 24, 2014 (incorporated by reference to exhibit 10.13 of the Affimed N.V. registration statement on Form F-1 (Registration no. 333-197097) filed with the Commission on August 19, 2014).
4.14	Convertible Bridge Loan Agreement, dated June 28, 2013 by and between the shareholders party thereto and Affimed Therapeutics AG (incorporated by reference to exhibit 10.14 of the Affimed N.V. registration statement on Form F-1 (Registration no. 333-197097) filed with the Commission on August 19, 2014).
4.15	Amendment to Investment Agreement Pre-IPO Financing, Affimed Therapeutics AG, Heidelberg, Germany (incorporated by reference to exhibit 10.15 of the Affimed N.V. registration statement on Form F-1 (Registration no. 333-197097) filed with the Commission on August 19, 2014).
4.16	Form of Supervisory Director and Managing Director Indemnification Agreement (incorporated by reference to exhibit 10.16 of the Affimed N.V. registration statement on Form F-1 (Registration no. 333-197097) filed with the Commission on August 19, 2014).
4.17	Term Facility Agreement between Affimed Therapeutics AG (now Affimed GmbH) and PCOF 1, LLC dated as of 24 July 2014 (incorporated by reference to exhibit 10.17 of the Affimed N.V. registration statement on Form F-1 (Registration no. 333-197097) filed with the Commission on August 19, 2014).
4.18	Amendment No. 1 to Term Facility Agreement, dated April 29, 2015 between Affimed GmbH and Perceptive Credit Opportunities Fund, LP (incorporated by reference to exhibit 4.18 of the Affimed N.V. Annual Report on Form 20-F for the year ended December 31, 2015 (File no. 001-36619) filed with the Commission on March 30, 2016).
4.19	Amendment No. 2 to Term Facility Agreement, dated August 14, 2015 between Affimed GmbH and Perceptive Credit Opportunities Fund, LP (incorporated by reference to exhibit 4.19 of the Affimed N.V. Annual Report on Form 20-F for the year ended December 31, 2015 (File no. 001-36619) filed with the Commission on March 30, 2016).
4.20	Letter Agreement with respect to Term Facility Agreement, dated March 29, 2016 between Affimed GmbH and Perceptive Credit Opportunities Fund, LP (incorporated by reference to exhibit 4.20 of the Affimed N.V. Annual Report on Form 20-F for the year ended December 31, 2015 (File no. 001-36619) filed with the Commission on March 30, 2016).

4.21	Loan Agreement, dated November 30, 2016 between Affimed GmbH and Silicon Valley Bank (incorporated by reference to exhibit 10.1 of the Affimed N.V. report on Form 6-K (File no. 001-36619) filed with the Commission on December 6, 2016).
4.22	Deed of Guaranty and Indemnity, dated November 30, 2016 between Affimed N.V. and Silicon Valley Bank (incorporated by reference to exhibit 10.2 of the Affimed N.V. report on Form 6-K (File no. 001-36619) filed with the Commission on December 6, 2016).
4.23	Omnibus Deed of Pledge, dated November 30, 2016 between Affimed N.V. and Silicon Valley Bank (incorporated by reference to exhibit 10.3 of the Affimed N.V. report on Form 6-K (File no. 001-36619) filed with the Commission on December 6, 2016).
4.24	Share Pledge Agreement, dated November 30, 2016 between Affimed N.V. and Silicon Valley Bank (incorporated by reference to exhibit 10.4 of the Affimed N.V. report on Form 6-K (File no. 001-36619) filed with the Commission on December 6, 2016).
4.25	Account Pledge Agreement, dated November 30, 2016 between Affimed N.V. and Silicon Valley Bank (incorporated by reference to exhibit 10.5 of the Affimed N.V. report on Form 6-K (File no. 001-36619) filed with the Commission on December 6, 2016).
4.26	Account Pledge Agreement, dated November 30, 2016 between Affimed GmbH and Silicon Valley Bank (incorporated by reference to exhibit 10.6 of the Affimed N.V. report on Form 6-K (File no. 001-36619) filed with the Commission on December 6, 2016).
4.27	Security Assignment Agreement, dated November 30, 2016 between Affimed GmbH and Silicon Valley Bank (incorporated by reference to exhibit 10.7 of the Affimed N.V. report on Form 6-K (File no. 001-36619) filed with the Commission on December 6, 2016).
4.28

Security Transfer Agreement, dated November 30, 2016 between Affimed GmbH and Silicon Valley Bank (incorporated by reference to exhibit 10.8 of the Affimed N.V. report on Form 6-K (File no. 001-36619) filed with the Commission on December 6, 2016).

4.29

Loan Modification Agreement, dated May 31, 2017, between Affimed GmbH and Silicon Valley Bank (incorporated by reference to exhibit 10.1 of the Affimed N.V. report on Form 6-K (File no. 001-36619) filed with the Commission on August 1, 2017).

8.1	List of subsidiaries (incorporated by reference to exhibit 8.1 of the Affimed N.V. Annual Report on Form 20-F for the year ended December 31, 2014 (File no. 001-36619) filed with the Commission on March 25, 2015).
12.1*	Certification of Adi Hoess pursuant to 17 CFR 240.13a-14(a).
12.2*	Certification of Florian Fischer pursuant to 17 CFR 240.13a-14(a).
13.1*	Certification of Adi Hoess pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C. 1350.
13.2*	Certification of Florian Fischer pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C. 1350.
15.1*	Consent of KPMG AG Wirtschaftsprüfungsgesellschaft.

*	Filed herewith

†	Confidential treatment requested as to portions of the exhibit. Confidential materials omitted and filed separately with the Securities and Exchange Commission.

(b)	Financial Statement Schedules

None.

Signatures

The registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 20-F and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Heidelberg, Germany on March 20, 2018.

AFFIMED N.V.

By:	/s/ Adi Hoess
	Name:	Adi Hoess
	Title:	Chief Executive Officer

By:	/s/ Florian Fischer
	Name:	Florian Fischer
	Title:	Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Supervisory Board of Affimed N.V.:

Opinions on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Affimed N.V. and subsidiaries (the Company) as of December 31, 2017 and 2016, and the related consolidated statements of comprehensive loss, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2017, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinions.

/s/ KPMG AG Wirtschaftsprüfungsgesellschaft

We have served as the Company’s auditor since 2014.

Leipzig, Germany

March 16, 2018

Affimed N.V.
Consolidated statements of comprehensive loss

	Note	2015	2016	2017
		(in € thousand)
Revenue	5	7,562	6,314	2,010
Other income – net	6	651	145	205
Research and development expenses	7	(22,008)	(30,180)	(21,489)
General and administrative expenses	8	(7,548)	(8,323)	(7,986)
Operating loss		(21,343)	(32,044)	(27,260)
Finance income / (costs) – net	10	1,104	(230)	(2,983)
Loss before tax		(20,239)	(32,274)	(30,243)
Income taxes	11	0	58	20
Loss for the period		(20,239)	(32,216)	(30,223)
Total comprehensive loss		(20,239)	(32,216)	(30,223)
Loss per share in € per share(undiluted = diluted)		(0.71)	(0.97)	(0.69)

The Notes are an integral part of these consolidated financial statements.

Affimed N.V.
Consolidated statements of financial position

	Note	December 31, 2016	December 31, 2017
		(in € thousand)
ASSETS
Non-current assets
Intangible assets		55	65
Leasehold improvements and equipment		822	1,113
		877	1,178
Current assets
Inventories		197	241
Trade and other receivables	12	2,255	1,102
Other assets	13	516	800
Financial assets	14	9,487	0
Cash and cash equivalents		35,407	39,837
		47,862	41,980
TOTAL ASSETS		48,739	43,158
EQUITY AND LIABILITIES
Equity
Issued capital		333	468
Capital reserves		190,862	213,778
Accumulated deficit		(152,444)	(182,667)
Total equity	15	38,751	31,579
Non current liabilities
Borrowings	17	3,617	4,086
Total non-current liabilities		3,617	4,086
Current liabilities
Trade and other payables	18	5,323	4,180
Borrowings	17	973	3,083
Deferred revenue	5	75	230
Total current liabilities		6,371	7,493
TOTAL EQUITY AND LIABILITIES		48,739	43,158

The Notes are an integral part of these consolidated financial statements.

Affimed N.V.
Consolidated statements of cash flows

	Note	2015	2016	2017
		(in € thousand)
Cash flow from operating activities
Loss for the period		(20,239)	(32,216)	(30,223)
Adjustments for the period:
- Income taxes	11	0	(58)	(20)
- Depreciation and amortisation		336	369	351
- Net gain from disposal of leasehold improvements and equipment		0	0	(19)
- Share based payments	16	2,220	3,545	1,943
- Finance income / costs – net	10	(1,104)	230	2,983
		(18,787)	(28,130)	(24,985)
Change in trade and other receivables	12	24	(1,311)	1,140
Change in inventories		(29)	31	(44)
Change in other assets	13	(452)	(64)	(399)
Change in trade, other payables and deferred revenue	18	1,253	(2,177)	(1,018)
Cash used in operating activities		(17,991)	(31,651)	(25,306)
Interest received		10	102	106
Paid interest		(554)	(578)	(349)
Net cash used in operating activities		(18,535)	(32,127)	(25,549)
Cash flow from investing activities
Purchase of intangible assets		(28)	(21)	(43)
Purchase of leasehold improvements and equipment		(249)	(238)	(625)
Cash received from the sale of leasehold improvements and equipment		0	0	35
Cash paid for investments in convertible note and warrants	13	0	0	(296)
Cash paid for investments in financial assets	14	0	(27,037)	(13,084)
Cash received from maturity of financial assets	14	0	18,147	22,063
Net cash used for investing activities		(277)	(9,149)	8,050
Cash flow from financing activities
Proceeds from issue of common shares	15	56,615	6	23,123
Transaction costs related to issue of common shares	15	(3,117)	0	(1,648)
Proceeds from borrowings	17	0	5,000	2,500
Transaction costs related to borrowings	17	0	(105)	(11)
Repayment of borrowings	17	0	(5,137)	(167)
Cash flow from financing activities		53,498	(236)	23,797
Exchange-rate related changes of cash and cash equivalents		2,329	179	(1,867)
Net changes to cash and cash equivalents		34,686	(41,512)	6,297
Cash and cash equivalents at the beginning of the period		39,725	76,740	35,407
Cash and cash equivalents at the end of the period		76,740	35,407	39,837

The Notes are an integral part of these consolidated financial statements.

Affimed N.V.
Consolidated statements of changes in equity

	Notes	Issued capital	Capital reserves	Accumulated deficit	Total equity
		(in € thousand)
Balance as of January 1, 2015		240	131,544	(99,989)	31,795
Issue of common shares		91	52,463		52,554
Exercise of share based payment awards	16	2	942		944
Equity-settled share based payment awards	16		2,220		2,220
Loss for the period				(20,239)	(20,239)
Balance as of December 31, 2015		333	187,169	(120,228)	67,274
Balance as of January 1, 2016		333	187,169	(120,228)	67,274
Issue of common shares(1)	15	0	6		6
Equity-settled share based payment awards	16		3,545		3,545
Issue of warrant note (loan Silicon Valley Bank)	17		142		142
Loss for the period				(32,216)	(32,216)
Balance as of December 31, 2016		333	190,862	(152,444)	38,751
Balance as of January 1, 2017		333	190,862	(152,444)	38,751
Issue of common shares	15	135	20,922		21,057
Equity-settled share based payment awards	16		1,943		1,943
Issue of warrant note (loan Silicon Valley Bank)	17		51		51
Loss for the period				(30,223)	(30,223)
Balance as of December 31, 2017		468	213,778	(182,667)	31,579

(1)	Issue of 3,341 shares

The Notes are an integral part of these consolidated financial statements.

Affimed N.V.

Notes to the consolidated financial statements

(in € thousand)

1.	Reporting entity

Affimed N.V. is a Dutch company with limited liability (naamloze vennootschap) and has its corporate seat in Amsterdam, the Netherlands.

The consolidated financial statements are comprised of Affimed N.V, and its controlled (and wholly owned) subsidiaries Affimed GmbH, Heidelberg, Germany, AbCheck s.r.o., Plzen, Czech Republic and Affimed Inc., Delaware, USA (together “Affimed” or the “Company”).

Affimed is a clinical-stage biopharmaceutical company focused on discovering and developing highly targeted cancer immunotherapies. The Company’s product candidates are developed in the field of immuno-oncology, which represents an innovative approach to cancer treatment that seeks to harness the body’s own immune defenses to fight tumor cells. Affimed has own research and development programs and collaborations, where the Company is performing research services for third parties.

2.	Basis of preparation – consolidated financial statements

Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS).

The consolidated financial statements were authorized for issuance by the management board on March 16, 2018.

Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for financial instruments measured at fair value (see note 13) and monetary assets and liabilities denominated in foreign currencies, which are translated at period-end exchange rates. The Company did not opt for a valuation of liabilities at fair value through profit or loss.

Consolidation

The Company controls an entity when it has power over the investee, is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. A subsidiary is consolidated from the date on which control is obtained by the Company. It is de-consolidated from the date control ceases.

Intercompany transactions, balances and unrealized gains on transactions between group companies are eliminated.

Functional and presentation currency

The consolidated financial statements are presented in euro, which is also the subsidiaries’ functional currency. All financial information presented in euro has been rounded to the nearest thousand (abbreviated €) or million (abbreviated € million).

Affimed N.V.

Notes to the consolidated financial statements

(in € thousand)

Presentation of consolidated statements of comprehensive loss

As a clinical-stage biopharmaceutical company with a primary focus on research and development activities, cost of sales and gross profit are not considered meaningful measures for Affimed and therefore are not presented.

Foreign currency transactions

Transactions denominated in currencies other than the euro are translated at exchange rates at the date of the transaction. Monetary assets and liabilities denominated in currencies other than the euro are translated at the exchange rate at the date of the consolidated statement of financial position.

The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortized cost in foreign currency translated at the exchange rate at the end of the reporting period.

Foreign currency gains or losses that relate to borrowings, cash and cash equivalents and financial assets are presented in the statement of comprehensive loss within ‘Finance income / (costs) - net’. All other foreign exchange gains and losses are presented in the statement of comprehensive loss within ‘Other income – net’.

3.	Significant accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements.

Revenue recognition

The Company provides research and development services to third parties based on both Company and third party owned intellectual property. Such services are performed on a “best efforts” basis without a guarantee of technological or commercial success. For some research programs, Affimed has entered into collaborations with other companies that provide the Company with funding or other resources such as access to technologies. From time to time, the Company also licenses its intellectual property to third parties who use it to develop product candidates.

Collaboration and license agreements are evaluated to determine whether they involve multiple elements that can be considered separate units of accounting. To date, the Company has not licensed or sold its intellectual property without continuing involvement by providing the related research and development services. Accordingly, the results under the Company’s collaboration and license agreements have not qualified as separate units of accounting.

Revenue from collaborative or other research service agreements is recognized according to the stage of completion.

Milestone payments are contingent upon the achievement of contractually stipulated targets. The achievement of these targets or milestones depends largely on meeting specific requirements laid out in

Affimed N.V.

Notes to the consolidated financial statements

(in € thousand)

the respective agreement. Consideration that is contingent upon achievement of a milestone is recognized in its entirety as revenue in the period in which the milestone is achieved, but only if the consideration earned from the achievement of a milestone meets all the criteria for the milestone to be considered substantive at the inception of the agreement. For a milestone to be considered substantive, the consideration earned by achieving the milestone must (i) be commensurate with the Company’s performance to achieve the milestone, (ii) relate solely to past performance, and (iii) be reasonable relative to all results and payment terms subject to the respective agreement.

Non-refundable upfront research funding that generally has no stand-alone value to the customer and requires continuing involvement in the form of research and development services or other efforts by the Company is recognized as revenue ratably over the term of the service agreement which is the period of performance.

Research and development

Costs incurred related to research activities are expensed in the period incurred. Costs incurred on development projects are recognized as intangible assets beginning on the date it can be established that it is probable that future economic benefits attributable to the asset will flow to the Company considering its technological and commercial feasibility. Given the current stage of the development of the Company’s product candidates and technologies, no development expenditures have yet been capitalized. Intellectual property-related costs for patents are part of the expenditure for the research and development projects. Therefore, registration costs for patents are expensed when incurred as long as the research and development project concerned does not meet the criteria for capitalization.

Employee benefits

(i)	Short-term employee benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided.

A liability is recognized for the amount expected to be paid under a short-term cash bonus, if (a) the Company has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and (b) the obligation can be estimated reliably.

(ii)	Share-based payment transactions

The Company’s share-based payment awards outstanding as of December 31, 2016 and 2017, are classified as equity-settled share-based plans. The fair value of share-based equity-settled awards granted to employees is measured at grant date and compensation cost is recognized over the vesting period with a corresponding increase in equity. Share-based payment awards with non-employees are measured and recognized when services are received. Fair value is estimated using the Black-Scholes-Merton formula. The formula determines the value of an option based on input parameters like the value of the underlying instrument, the exercise price, the expected volatility of share price returns, dividends, the risk-free interest rate and the time to maturity of the option. The number of stock options expected to vest is estimated at each measurement date.

Government grants

Affimed N.V.

Notes to the consolidated financial statements

(in € thousand)

The Company receives certain government grants that support its research effort in specific projects. These grants generally provide for reimbursement of approved costs incurred as defined in the respective grants. Income in respect of grants also includes contributions towards the costs of research and development. Income is recognized when costs under each grant are incurred in accordance with the terms and conditions of the grant and the collectability of the receivable is reasonably assured.

Government grants relating to costs are deferred and recognized in the income statement over the period necessary to match them with the costs they are intended to compensate. When the cash in relation to recognized government grants is not yet received the amount is included as a receivable on the statement of financial position.

The Company recognizes income from government grants under ‘Other income - net’ in the consolidated statement of comprehensive loss.

Lease payments

Payments made under operating leases are recognized in profit or loss on a straight-line basis over the term of the lease.

Finance income and finance costs

Finance income comprises interest income from interest bearing bank deposits. Interest income is recognized as it accrues using the effective interest method.

Finance costs comprise interest expense on borrowings and, in 2016, includes losses from early extinguishment of debt.

Financial instruments

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

(i)	Non-derivative financial assets

The Company’s non-derivative financial assets include trade and other receivables, cash and cash equivalents and, in 2016, certificates of deposit at banks with original maturities of more than three months.

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets and are subsequently carried at amortized cost using the effective interest method.

Cash and cash equivalents comprise cash balances and call deposits with original maturities of three months or less.

(ii)	Non-derivative financial liabilities

Affimed N.V.

Notes to the consolidated financial statements

(in € thousand)

The Company’s classes of financial liabilities are borrowings and trade and other payables. The Company initially recognizes non-derivative financial liabilities on the date that they are originated and measures them at amortized cost using the effective interest rate method. The Company derecognizes a financial liability when its contractual obligations are discharged, cancelled or expire.

(iii)	Compound financial instruments

The Company entered into certain loan agreements pursuant to which it issued warrants to purchase common shares of the Company at the option of the respective holders (see note 17). The number of shares to be issued does not vary with changes in their fair value.

The liability component of the loans was recognized initially at the fair value of a similar liability without a warrant. The equity component was recognized initially at the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component. Subsequent to initial recognition, the liability component is measured at amortized cost using the effective interest method. The equity component is not re-measured subsequent to initial recognition.

In 2017, the Company entered into a convertible note agreement (see note 13). The Company designated the combined contract consisting of the loan component and the conversion feature embedded in the loan agreement at fair value through profit and loss and recognizes changes of fair value re-measured on a recurring basis in ‘Finance income / (costs) – net.’

(iv)	Derivatives

The Company acquired warrants to purchase common shares of Amphivena Therapeutics Inc. (“Amphivena”) at a specified price (see note 13). Initially, the warrants were recognized at fair value. Subsequently the fair value is re-measured on a recurring basis with changes recognized in ‘Finance income / (costs) – net.’

Impairment

(i)	Trade and other receivables

Trade and other receivables are assessed at each reporting date to determine whether there is objective evidence that they are impaired. Trade or other receivables are impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the receivable, and such loss event had a negative effect on the estimated future cash flows of that receivable that can be estimated reliably. Loss events include indications that a debtor is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganization.

All receivables are assessed for specific impairment. Losses are recognized in profit or loss and reflected in an allowance account against receivables. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss. No impairments or reversals of impairments were recognized in 2015, 2016 or 2017.

(ii)	Intangible assets and leasehold improvements and equipment

Affimed N.V.

Notes to the consolidated financial statements

(in € thousand)

Assets that are subject to depreciation or amortization are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount may not be recoverable. An impairment loss is recognized as the amount by which an asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. Non- financial assets that were previously impaired are reviewed for possible reversal of the impairment at each reporting date.

Income taxes

Income taxes comprise current and deferred tax. Current and deferred taxes are recognized in profit or loss except to the extent that it relates to items recognized directly in equity or in other comprehensive loss.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and adjustments to taxes payable in respect of previous years.

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

Deferred tax is measured at tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

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

The carrying amount of all trade and other receivables, certificates of deposit, cash and cash equivalents and trade and other payables is a reasonable approximation of the fair value and therefore information about the fair values of those financial instruments has not been disclosed. The measurement of

Affimed N.V.

Notes to the consolidated financial statements

(in € thousand)

warrants and the convertible note designated at fair value through profit as well as the note disclosure for the fair value of a loan (financial liability) is based on level 2 measurement procedures (see notes 13 and 17).

Loss per share

Loss per common share is calculated by dividing the loss of the period by the weighted average number of common shares outstanding during the period.

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

In preparing these financial statements, the critical judgments made by management in applying the Company's accounting policies resulted in the following accounting estimates:

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

Elements of consideration in collaboration and license agreements are non-refundable up-front research funding payments, technology access fees and milestone payments. Generally, the Company has continuing performance obligations and therefore up-front payments are deferred and the related revenues recognized in the period of the expected performance. Technology access fees are generally deferred and recognized over the expected term of the research service agreement on a straight-line basis.

The Company estimates that the achievement of a milestone reflects a stage of completion under the terms of the agreements and recognizes revenue when a milestone is achieved. If the research service is cancelled due to technical failure, the remaining deferred revenues from upfront payments are recognized.

Affimed N.V.

Notes to the consolidated financial statements

(in € thousand)

(iii)	Accrued expenses

The Company estimates its accrued expenses reviewing quotations and contracts, identifying services that have been performed on its behalf, estimating the level of service performed and the associated cost incurred for the service when Affimed has not yet been invoiced or otherwise notified of the actual cost. The majority of Affimed’s service providers invoice monthly in arrears for services performed or when contractual milestones are met. Affimed makes estimates of its accrued expenses as of each balance sheet date in the consolidated financial statements based on facts and circumstances known to it at that time. Affimed periodically confirms the accuracy of its estimates with the service providers and makes adjustments as necessary.

New standards and interpretations applied for the first time

No new accounting standards adopted in 2017 had a material impact on Affimed’s consolidated financial statements.

New standards and interpretations not yet adopted

The following new standards and amendments to standards are effective for annual periods beginning after December 31, 2017, and have not been applied in preparing these consolidated financial statements.

Standard / Amendment	Effective Date [1]

IFRS 15 Revenue from Contracts with Customers	January 1, 2018
IFRS 9 Financial Instruments (2014)	January 1, 2018
IFRS 16 Leases	January 1, 2019
Clarifications to IFRS 15 Revenue from Contracts with Customers	January 1, 2018
Amendments to IFRS 2: Classification and Measurement of Share-
based Payment Transactions	January 1, 2018
Annual Improvements to IFRS Standards 2014-2016 Cycle (IFRS 1, IAS 28)	January 1, 2018
Amendments to IFRS 9: Prepayment Features with Negative Compensation	January 1, 2019
Amendments to IAS 28: Long-term Interests in Associates and Joint Ventures	January 1, 2019
Annual Improvements to IFRS Standards 2015-2017 Cycle	January 1, 2019

1 Shall apply for periods beginning on or after the effective date.

The Company assessed the potential impact that IFRS 9, 15 or 16 will have on its consolidated financial statements. The other amended standards are not expected to have a significant effect on the consolidated financial statements of the Company.

IFRS 9 (Financial Instruments)

Classification

The standard contains a new classification and measurement approach for financial instruments that

Affimed N.V.

Notes to the consolidated financial statements

(in € thousand)

reflects the business model in which assets are managed and their cash flow characteristics. Based on the new measurement requirements, Affimed will recognize its preferred shares in Amphivena at fair value and will increase retained earnings by approximately €7 million before taxes as of January 1, 2018.

Hedge Accounting

The new hedge accounting requirements will not have an impact on the consolidated financial statements as the Company does not have contracts or transactions which qualify for hedge accounting.

Impairment

The new introduced impairment rules replace the ‘incurred loss’ model in IAS 39 with a forward looking ‘expected credit loss’ (“ECL”) model. This requires considerable judgement as to how changes in economic factors affect ECLs, which will be determined on a probability-weighted basis. Under IFRS 9, the Company has decided to measure loss allowances on the following basis:

-	Cash and cash equivalents and financial assets: The Company determines the counterparties’ 12-month ECLs that result from possible default events within the 12 months after the reporting date based on the probability of default according to the Bloomberg database.

-	Trade receivables: The Company determines the counterparties’ lifetime ECLs that result from all possible default events over the expected life of a financial instrument based on an estimated rating and corresponding probability of default rates according to the Bloomberg database.

Based on this methodology, incurred losses on cash and cash equivalents and on trade and other receivables as of December 31, 2017 would have no material impact on the consolidated financial statements.

IFRS 15 (Revenue from contracts with customers)

IFRS 15 (Revenue from contracts with customers) establishes a comprehensive framework for determining whether, how much and when revenue is recognized. It replaces existing revenue recognition guidance, including IAS 18 Revenue, IAS 11 Construction Contracts and IFRIC 13 Customer Loyalty Programs. IFRS 15 has not been applied yet by Affimed but application will be required for periods beginning on or after January 1, 2018.

Affimed has finalized the assessment of all contracts with customers and IFRS 15 has no impact on the revenue recognition policy and revenue from current collaboration and service agreements which is recognized according to the stage of completion.

IFRS 16 (Leases)

The new standard specifies how to recognize, measure, present and disclose lease agreements. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. Affimed will be required to recognize “right-of-use” assets related to its premises rented and certain equipment leased. During the next year, the Company will gather and update information related to leases, assess extension and termination options as well as possible exemptions and identify the appropriate discount rate.

4.	Segment reporting

(i)	Information about reportable segment

Affimed N.V.

Notes to the consolidated financial statements

(in € thousand)

The Company is active in the discovery, pre-clinical and clinical development of antibodies based on its core technology. The activities are either conducted as own project development or for third party companies. Management of resources and reporting to the chief operating decision maker is based on the Company as a whole.

(ii)	Geographic information

The geographic information below analyzes the Company’s revenue and non-current assets by country. In presenting the following information, segment revenue has been based on the geographic location of the customers and segment assets were based on the geographic location of the assets.

Discovery activities and research services are conducted in both the Heidelberg and Plzen premises. Pre-clinical and clinical activities are conducted and coordinated from Heidelberg.

	2015	2016	2017
Revenues:
Germany	125	6	80
Europe	711	1,397	1,236
USA	6,725	4,911	694
	7,562	6,314	2,010

Non-current assets as of December 31:
Germany		618	957
Czech Republic		259	221
		877	1,178

(iii)	Major Customers

For the years ended December 31, 2015, 2016 and 2017, the Company’s revenue with two, three and four customers, respectively, exceeded 10% of total revenues.

5.	Revenue

Collaboration agreement with Amphivena

Until July 2016, Affimed was party to a collaboration with Amphivena. The purpose of the collaboration was the development of a product candidate for hematological malignancies. The collaboration included a License and Development Agreement between Amphivena and Affimed, which expired when Amphivena obtained the approval of an investigational new drug application (IND) from the FDA in July 2016.

Pursuant to the license and development agreement between Affimed and Amphivena, Affimed granted a license to intellectual property and agreed to perform certain services for Amphivena related to the

Affimed N.V.

Notes to the consolidated financial statements

(in € thousand)

development of a product candidate for hematological malignancies. In consideration for the research and development work that was performed, Amphivena was required to pay to Affimed service fees totaling approximately €16 million payable according to the achievement of milestones and phase progressions as described under the license and development agreement. Since the expiration of the agreement, the parties have been closing out the collaboration by exchanging documentation and transferring materials and third-party contracts.

During the years ended December 31, 2015, 2016 and 2017, the Company recognized revenue upon achievement of milestones and for the performance of research and development services (net of Affimed’s share in funding Amphivena) totaling €4.8 million, €3.4 million and €0.2 million, respectively.

Amphivena has obtained funding solely by issuing preferred stock and convertible notes to investors. Through December 31, 2017, Affimed participated in the financing of Amphivena with cash investments in stock of €2.3 million and in convertible notes of  €0.3 million (see note 13).

Collaboration agreement with The Leukemia & Lymphoma Society (LLS)

Affimed is party to a collaboration with LLS to fund the development of a specific product candidate (TandAb). Under the terms of the agreement, LLS has agreed to contribute up to $4.4 million contingent upon the achievement of certain milestones.

In the event that the research and development is successful, Affimed must proceed with commercialization of the licensed product. If Affimed decides for business reasons not to continue the commercialization, Affimed must at its option either repay the amount funded or grant a license to LLS to enable LLS to continue with the development program. In addition, LLS is entitled to receive royalties from Affimed based on the Company’s future revenue from any licensed product, with the amount of royalties not to exceed three times the amount funded.

In June 2016, the research funding agreement with LLS was amended to reflect a shift to the development of combination therapeutic approaches so that the milestones now relate primarily to the development of a combination therapy.

During the years ended December 31, 2015, 2016 and 2017, the Company achieved several milestones and recognized revenue totaling €1.6 million, €0.4 million and €0.2 million, respectively.

Research service agreements

AbCheck has entered into certain research service agreements. These research service agreements provide for non-refundable upfront technology access research funding or capacity reservation fees and milestone payments. The Company recognized revenue of €1.1 million, €2.4 million and €1.6 million during the years ended December 31, 2015, 2016 and 2017, respectively.

6.	Other income and expenses - net

Other income and expenses, net mainly comprises income from government grants for research and development projects of €195 (2016: €171, 2015: €716).

Affimed N.V.

Notes to the consolidated financial statements

(in € thousand)

7.	Research and development expenses

The following table shows the different types of expenses allocated to research and development costs for the years ended December 31:

	2015	2016	2017

Third-party services	15,386	20,170	12,299
Personnel expenses	3,637	6,648	5,639
Legal, consulting and patent expenses	902	758	890
Cost of Materials	902	1,028	994
Amortization and depreciation	308	322	309
Operating lease expenses	267	297	345
Other expenses	606	957	1,013
	22,008	30,180	21,489

8.	General and administrative expenses

The following table shows the different types of expenses allocated to general and administrative costs for the years ended December 31:

	2015	2016	2017

Personnel expenses	3,658	4,729	4,521
Legal, consulting and audit fees	2,468	2,210	1,945
Operating lease expenses	89	111	126
Other expenses	1,333	1,273	1,394
	7,548	8,323	7,986

9.	Employee benefits

The following table shows the items of employee benefits for the years ended December 31:

	2015	2016	2017

Wages and salaries	5,066	7,445	7,475
Social security costs	583	807	931

	5,649	8,252	8,406

Affimed N.V.

Notes to the consolidated financial statements

(in € thousand)

The employer's contributions to pension insurance plans of €438 (2016: €362, 2015: €269) are classified as payments under a defined contribution plan, and are recognized as an expense.

10.	Finance income and finance costs

The following table shows the items of finance income and costs for the years ended December 31:

	2015	2016	2017

Interest Perceptive Loan Agreement (see note 17)	(703)	(762)	0
Other finance cost Perceptive Loan Agreement (see note 17)	0	(242)	0
Interest SVB Loan Agreement (see note 17)	0	(41)	(690)
Foreign exchange differences	1,808	691	(2,378)
Interest on certificates of deposit with maturities of more than three months (see note 14)	0	122	77
Other finance income/finance costs	(1)	2	8
Finance income/costs - net	1,104	(230)	(2,983)

11.	Income taxes

The Company did not incur any material income tax in the periods presented. As of December 31, 2017 deferred tax liabilities from temporary differences result mainly from borrowings (€152; 2016: €129) and in 2016 from other assets (€121). Deferred tax assets from differences mainly resulting from trade and other receivables (€259; 2016: €292) and intangible assets (€405; 2016: €49) have not been recognized as deferred tax assets as no sufficient future taxable profits or offsetting deferred tax liabilities are available.

A reconciliation between actual income taxes and the expected tax benefit from the loss before tax multiplied by the Company's applicable tax rate is presented below for the years ended December 31:

Affimed N.V.

Notes to the consolidated financial statements

(in € thousand)

	2015	2016	2017

Loss before tax	(20,239)	(32,274)	(30,243)

Income tax benefit at tax rate of 29.825%	6,036	9,626	9,020

Adjustments due to impairment of deferred tax assets	(6,251)	(8,747)	(9,036)

Permanent differences	199	(948)	(93)

Adjustments for local tax rates	18	12	195

Non deductible expenses	163	154	16

Other	(165)	(38)	(82)
Income taxes	0	58	20

In Germany, Affimed has tax losses carried forward of €146.8 million (2016: €117.4 million) for corporate income tax purposes and of €146.4 million (2016: €117.0 million) for trade tax purposes that are available indefinitely for offsetting against future taxable profits of that entity. Restrictions on the utilization of tax losses in case of a change of control of ownership in Affimed were mitigated by the enactment of the Economic Growth Acceleration Act (Wachstumsbeschleunigungsgesetz 2009). According to the provisions of this act unused tax losses of a corporation as at the date of a qualified change in ownership are preserved to the extent they are compensated by an excess of the fair value of equity for tax purposes above its carrying amount of the Company. The maximum amount of tax losses at risk of being lost due to ownership changes is approximately €59 million. Deferred tax assets have not been recognized in respect of any losses carried forward as no sufficient taxable profits of Affimed are expected.

12.	Trade and other receivables

The trade receivables as of December 31, 2017 and 2016, of €580 and €970, respectively, are all due in the short-term, do not bear interest and are not impaired. As of December 31, 2017 and 2016, €260 and €219, respectively were overdue. Other receivables are all due short-term and mainly comprise receivables for research and development grants and other government subsidies of €20 (2016: €14), value-added tax receivables of €186 (2016: €642) and in 2016 receivables related to refunding of research and development costs (€385).

Affimed N.V.

Notes to the consolidated financial statements

(in € thousand)

13.	Other assets

On December 27, 2017, the Company signed a note purchase agreement with Amphivena pursuant to which Amphivena issued the Company a convertible note with a principal amount of USD 0.35 million (€0.29 million) and warrants to purchase 46,667 common shares of Amphivena with an exercise price of USD 0.01 per common share.

The loan matures on December 27, 2018 and bears interest at a rate of 6% per annum payable at maturity. The convertible note allows for a conversion into common shares of Amphivena during the term of the note at a conversion price which is contingent on various conversion triggers. If no conversion occurs prior to the maturity date the note will be converted into shares of Amphivena at a conversion price of USD 1.5 per common share.

The contractual life of the warrants is five years or until the date of certain transactions, e.g. the transfer of the majority of the voting rights in Amphivena, the transfer of substantially all of the assets of Amphivena, or an initial public offering covering the offering and sale of Amphivena’s common stock.

The Company recognized the note and the warrants in the consolidated financial statements as of December 31, 2017 at their respective fair values.

14.	Financial assets

As of December 31, 2016, financial assets consisted of U.S. Dollar denominated certificates of deposit with original maturities of more than three months.

15.	Equity

As of December 31, 2017, the share capital of €468 (2016: €333) is composed of 46,791,352 (2016: 33,262,745) common shares with a par value of €0.01.

In the first quarter of 2017, the Company issued 10,646,762 common shares in a public offering at a price of $1.80 per common share for net proceeds of approximately €16 million. In connection with its at-the-market sales agreement, the Company issued 2,881,845 common shares for net proceeds of €5.1 million in 2017.

On June 20, 2017, the authorized share capital was increased from €1,100 to €2,196, consisting of 109,800,000 common shares and 109,800,000 cumulative preference shares, each with a par value of €0.01 per share. As of December 31, 2017, 46,791,352 (December 31, 2016: 33,262,745) common shares have been issued and are outstanding. Preferred shareholders are entitled to receive a fixed dividend per year in arrears prior to any distributions to common shareholders. As of December 31, 2017, no preferred shares have been issued.

16.	Share based payments

In 2014, an equity-settled share-based payment program was established by Affimed N.V. (ESOP 2014). Under this program, the Company granted awards to certain members of the Management Board, the

Affimed N.V.

Notes to the consolidated financial statements

(in € thousand)

Supervisory Board, non-employee consultants and employees. The awards vest in installments over three years and can be exercised up to 10 years after the grant date.

Share based payments with employees

The Company granted 1,778,095 ESOP 2014 awards in 2016 and 1,436,075 awards in 2017 to employees, members of the Management Board and others providing similar services (certain consultants).

In 2017, 399,552 ESOP 2014 awards were cancelled or forfeited due to termination of employment (2016: 83,750), and no options were exercised. As of December 31, 2017, 4,080,868 ESOP 2014 awards were outstanding (December 31, 2016: 3,044,345), 2,001,264 awards (December 31, 2016: 952,458) were vested. The options outstanding as of December 31, 2017 had an exercise price in the range of $1.80 to $13.47 (2016: $2.51 to $13.47) and weighted average remaining contractual life of 8.4 years (2016: 8.9 years).

In 2017, an expense of €1.943 was recognized affecting research and development expenses (€522) and general and administrative expenses (€1,421). In 2016, an expense of €3,545 was recognized affecting research and development expenses (€1,178) and general and administrative expenses (€2,367). In 2015, an expense of €2,220 was recognized affecting research and development expenses (€611) and general and administrative expenses (€1,609).

The fair value of options was determined using the Black-Scholes valuation model. The significant inputs into the valuation model are as follows (weighted average):

	2016	2017

Fair value at grant date	$1.99	$1.10
Share price at grant date	$3.55	$2.00
Exercise price	$3.57	$2.03
Expected volatility	69%	70%
Expected life	5.90	5.90
Expected dividends	0.00	0.00
Risk-free interest rate	-0.32%	-0.23%

Expected volatility is estimated based on the observed daily share price returns of a peer group measured over a historic period equal to the expected life of the awards.

Share based payments with non-employees

On December 27, 2017, Affimed entered into a consulting agreement for business development services with a non-employee consultant. Pursuant to the agreement the consultant received an initial award of 60,000 options to purchase common shares of Affimed N.V. with an exercise price of USD 1.25. These options only vest with the achievement of a future event as defined in the consulting agreement. Affimed recognizes the expense related to the awards on the conclusion of such an event which was not concluded as of December 31, 2017.

Affimed N.V.

Notes to the consolidated financial statements

(in € thousand)

17.	Borrowings

Perceptive

In July 2014, the Company entered into a loan agreement with an affiliate of Perceptive Advisors LLC (the “Perceptive loan”), drawing an amount of $5.5 million. Finance costs included interest, an arrangement fee and 106,250 warrants convertible into common shares of the Company with a strike price of $8.80. Upon initial recognition, the fair value of the warrant of €613 was recognized in equity, net of tax of €183. Fair value was determined using the Black-Scholes-Merton formula, with an expected volatility of 65% and an expected time of six years to exercise of the warrant. The contractual maturity of the warrant is ten years.

In 2016 the Company repaid all outstanding amounts under the Perceptive loan. The Company recognized early repayment fees of €110 and extinguishment losses of €132.

The loan was measured at amortized cost using the effective interest method. In 2016, interest costs of €762 (2015: €703) and foreign exchange losses of €86 (2015: €527) were recognized in profit or loss.

Silicon Valley Bank

On November 30, 2016, the Company entered into a loan agreement with Silicon Valley Bank (the “SVB loan”) which provides the Company with a senior secured term loan facility for up to €10.0 million, which agreement was amended in May 2017 to provide that such amount would be available in three tranches. In December 2016, the Company drew an initial tranche of €5.0 million and in May 2017, a second tranche of €2.5 million; the availability of a third tranche of €2.5 million expired in September 2017 with such amount remaining undrawn.

Finance costs comprise the interest rate of one-month EURIBOR plus an applicable margin of 5.5%, with a floor of 5.5%, related one-time legal and arrangement fees of €236 and a final payment fee equal to 10% of the total principal amount to be paid with the last instalment. Pursuant to the loan agreement, the Company also granted the lender 166,297 and 53,395 warrants with an exercise price of $2.00 and $2.30 per share, respectively. Each warrant can be used to purchase common shares of Affimed at the respective exercise price for a period of ten years from the date of grant. The fair value of the warrants of €192 less deferred taxes and transaction costs of €81 and €8, respectively, was recorded as an addition to capital reserves in the equity of Affimed. The fair value of the warrants was determined using the Black-Scholes-Merton valuation model, with an expected volatility of 75-80% and an expected exercise period of five years to exercise of the warrant. The contractual maturity of the warrants is ten years.

In 2017, the Company adjusted the carrying amount of its financial liability and recorded a gain of €0.2 million upon the drawing of the second tranche due to a change in timing of the cash flows under the original terms of the existing credit facility.

The loan is secured by a pledge of 100% of Company’s ownership interest in Affimed GmbH, all intercompany claims owed to Affimed N.V. by its subsidiaries, and collateral agreements for all bank accounts, inventory, trade receivables and other receivables of Affimed N.V. and Affimed GmbH recognized in the consolidated financial statements with the following book values:

Affimed N.V.

Notes to the consolidated financial statements

(in € thousand)

	Book value as of December 31, 2016		Book value as of December 31, 2017

	Consolidated financial statements	thereof assets pledged	Consolidated financial statements	thereof assets pledged

Leasehold improvements and equipment	822	542	1,113	891
Inventories	197	177	241	219
Trade and other receivables	2,255	1,217	1,102	328
Other assets	516	0	800	292
Financial assets	9,487	9,487	0	0
Cash and cash equivalents	35,407	34,674	39,837	38,726
	48,684	46,096	43,093	40,457

As of December 31, 2017 and 2016, the fair value of the liability did not differ significantly from its carrying amount (€7,169 and €4,590). The loan has a maturity date of May 31, 2020, and repayment started in December 2017 with amortized payments of principal in equal monthly installments. As of December 31, 2017, €3,083 (2016: €973) of such amount was classified as current liabilities.

18.	Trade and other payables

Trade and other payables comprise trade payables of €3,380 (2016: €4,506). Other payables mainly comprise payroll and employee related liabilities for withholding taxes and social security contributions of €514 (2016: €471) and payables due to employees for outstanding bonus, unused holidays and other accruals. Other payables are normally settled within 30 days.

19.	Loss per share

Loss per common share is calculated by dividing the loss of the period by the weighted average number of common shares outstanding during the period.

Affimed N.V.

Notes to the consolidated financial statements

(in € thousand)

	2015	2016	2017

Net loss	(20,239)	(32,216)	(30,223)

Weighted number of common shares outstanding	28,477,438	33,259,505	43,746,073

Loss per share in € per share	(0.71)	(0.97)	(0.69)

No instruments had a dilutive effect.

20.	Operating leases and other commitments and contingencies

(i)	Lease and other commitments

The Company has entered into rental agreements for premises as well as into leases for vehicles and the use of licenses. These agreements have an average non-cancellable term of between one and four years with renewal options included in some contracts. In 2017, lease expenses of €472 and license fees of €174 have been recognized in consolidated statement of comprehensive income (2016: €409 and €405; 2015: €356 and €278).

Future minimum lease payment obligations under non-cancellable operating leases as of the reporting date are as follows:

	2016	2017

Within one year	700	470
Between one and five years	541	363
	1,241	833

(ii)	Contingencies

Affimed has entered into various license agreements that contingently trigger payments upon achievement of certain milestones and royalty payments upon commercialization of a product in the future.

Affimed N.V.

Notes to the consolidated financial statements

(in € thousand)

21.	Related parties

(i)	Shareholders

As of December 31, 2017, no shareholder (December 31, 2016: one shareholder) holds more than 20% of the voting rights.

(ii)	Transactions with key management personnel

The compensation of managing directors and other key management personnel comprised of the following:

	2015	2016	2017

Short-term employee benefits	1,633	1,879	1,538
Termination benefits	0	430	0
Share-based payments	1,474	2,292	1,379
	3,107	4,601	2,917

Remuneration of Affimed’s managing directors comprises fixed and variable components and share-based payment awards. In addition, the managing directors receive supplementary benefits such as fringe benefits and allowances. In the case of an early termination, the managing directors receive severance.

Compensation for other key management personnel comprises fixed and variable components and share-based payment awards.

The supervisory directors of Affimed N.V. received compensation for their services on the supervisory board of €375 (2016: €350; 2015: €296). In 2017, the Company recognized expenses for share-based payments for supervisory board members of €144 (2016: €381, 2015: €478).

Selected managing directors and supervisory directors entered into service and consulting agreements with the Company:

Dr. Ulrich Grau is a significant shareholder and Chairman of the Board of Directors of i-novion Inc., which was engaged by the Company to conduct preclinical services. In 2016, i-novion Inc. received related payments of €86.

Jens-Peter Marschner rendered consulting services amounting to €11 in 2017 and €29 in 2016.

The following table provides the total amounts of outstanding balances related to key management personnel:

Affimed N.V.

Notes to the consolidated financial statements

(in € thousand)

	Outstanding balances
	December 31, 2016	December 31, 2017

Thomas Hecht	23	19
Richard Stead	14	12
Berndt Modig	8	9
Ferdinand Verdonck	10	10
Ulrich Grau	17	17
Bernhard Ehmer	11	10
Jens-Peter Marschner	2	0

22.	Financial risk management

(i)	Financial risk management objectives and policies

The Company’s principal financial instruments comprise cash and cash equivalents, certificates of deposit at commercial banks, a convertible loan, warrants and investor loans presented in borrowings. The main purpose of these financial instruments is to raise funds for the Company's operations. The Company has various other financial assets and liabilities such as trade and other receivables and trade and other payables, which arise directly from its operations.

The main risks arising from the Company's financial instruments are credit risk and liquidity risk. The measures taken by management to manage each of these risks are summarized below.

(ii)	Credit risk

The Company’s financial assets comprise to a large extent cash and cash equivalents. In addition, financial assets include certificates of deposit, a convertible loan, warrants and trade and other receivables. The total carrying amount of cash and cash equivalents (€39.8 million, 2016: €35.4 million), trade and other receivables (€1.1 million, 2016: €2.3 million), convertible note and warrants of Amphivena (€0.3 million) and in 2016, certificates of deposit (€9.5 million) represents the maximum credit exposure of €41.2 million (2016: €47.2 million).

The cash and cash equivalents and certificates of deposit are held with banks, which are rated BBB+ to AA- based on Standard & Poor’s and Moody’s.

(iii)	Interest rate risk

The Company’s interest rate risk arises from cash accounts and long-term borrowings at variable rates.

Affimed entered into the SVB loan pursuant to which the Company borrowed €7.5 million with a variable interest rate of an annual rate of 5.5% plus one-month EURIBOR, with EURIBOR deemed to equal zero percent if EURIBOR is less than zero percent. The Company does not expect the EURIBOR to exceed

Affimed N.V.

Notes to the consolidated financial statements

(in € thousand)

the floor of 0% within the foreseeable future, and considers the interest risk to be low.

Market interest rates on cash and cash equivalents as well as on term deposits were low in 2017, resulting in interest income of €93 in 2017. A shift in interest rates (increase or decrease) would not have a material impact on the loss of the Company.

(iv)	Other price risks

The Company holds warrants and a convertible loan of Amphivena. The fair value of the convertible loan and the warrants depends on the share price. The total exposure of the Company amounts to €292.

(v)	Foreign currency risk

Foreign exchange risk arises when future commercial transactions or recognized assets or liabilities are denominated in a currency that is not the entity’s functional currency.

The Company’s entities are exposed to Czech Koruna (CZK) and US Dollars (USD). The net exposure as of December 31, 2017 was €18,768 (2016: €18,974) and mainly relates to US Dollars.

In 2017, if the Euro had weakened/strengthened by 10% against the US dollar with all other variables held constant, the loss would have been €1,877 (2016: €1,897) higher/lower, mainly as a result of foreign exchange gains/losses on translation of US dollar-denominated financial assets. The Company considers a shift in the exchange rates of 10% as a realistic scenario.

Loss is less sensitive to movement in exchange rates shifts in 2017 than in 2016 because of the decreased volume of US dollar-denominated transactions.

The following significant exchange rates have been applied during the year:

	2015	2016	2017
	CZK or USD/EUR	CZK or USD/EUR	CZK or USD/EUR

CZK - Average Rate	0.03666	0.03699	0.03799
CZK - Spot rate	0.03701	0.03701	0.03916

USD - Average Rate	0.90190	0.90404	0.88519
USD - Spot rate	0.91853	0.94868	0.83382

(vi)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulties in meeting the obligations associated with its financial liabilities which are normally settled by delivering cash. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due.

Affimed N.V.

Notes to the consolidated financial statements

(in € thousand)

The Company continually monitors its risk of a shortage of funds using short and mid-term liquidity planning. This takes account of the expected cash flows from all activities. The supervisory board undertakes regular reviews of the budget.

In 2016, 2017 and February 2018, Affimed raised significant funding that it estimates will enable the Company to fund operating expenses and capital expenditure requirements at least until the fourth quarter of 2019.

The Company has entered into an at-the-market sales agreement with Cowen & Company, LLC under which more than €5 million in net proceeds has been raised (see note 15).

In the first quarter of 2017, the Company issued 10,646,762 common shares in a public offering at a price of $1.80 per common share for net proceeds of approximately €16 million.

On November 30, 2016, the Company entered into a loan agreement with Silicon Valley Bank (the “SVB loan”) and drew the initial tranche of €5.0 million in December 2016 and a second tranche of €2.5 million in May 2017.

In February 2018, the Company issued 13,225,000 common shares in a public offering at a price of $2.00 per common share for net proceeds of approximately €19.7 million. In addition, in February 2018 the Company issued 2,373,716 common shares for net proceeds of approximately €3.8 million in connection with its at-the-market sales agreement.

The Company expects to require additional funding to complete the development of the existing product candidates. In addition, the Company expects to require additional capital to commercialize the products if regulatory approval is received.

(vii)	Capital management

The primary objective of the Company's capital management is to ensure that it maintains its liquidity in order to finance its operating activities and meet its liabilities when due.

The Company manages its capital structure primarily through equity.

23.	Subsequent events

In February 2018, the Company issued 13,225,000 common shares in a public offering at a price of $2.00 per common share for net proceeds of approximately €19.7 million.