Form 20-F
period 2018-12-31
Affimed N.V.
filed 2019-03-27
CIK 1608390

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20‑F

(Mark One)

☐      REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒      ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

OR

☐      TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                           to                        .

OR

☐      SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 001‑36619

AFFIMED N.V.

(Exact name of Registrant as specified in its charter)

The Netherlands

(Jurisdiction of incorporation or organization)

Technologiepark, Im Neuenheimer Feld 582

69120 Heidelberg, Germany,

(+49) 6221‑6743‑60

(Address of principal executive offices)

Florian Fischer, CFO

Tel: (+49) 6221‑6743‑60

Technologiepark, Im Neuenheimer Feld 582

69120 Heidelberg, Germany

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Copy to:

Derek Dostal

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, NY 10017

Phone: (212) 450‑4000

Fax: (212) 701‑5800

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

Common shares: 62,430,106

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

☒ Yes       ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☐ Yes       ☒ No (not required)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b‑2 of the Exchange Act.:

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

☐ Item 17       ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b‑2 of the Exchange Act).

☐ Yes       ☒ No

i

Unless otherwise indicated or the context otherwise requires, all references in this Annual Report on Form 20‑F (the “Annual Report”) to “Affimed N.V.” or “Affimed,” the “Company,” “we,” “our,” “ours,” “us” or similar terms refer to Affimed N.V., together with its subsidiaries.

TRADEMARKS

ROCK®  is our registered trademark. The trademarks, trade names and service marks appearing in this Annual Report are property of their respective owners.

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

Forward-looking statements appear in a number of places in this Annual Report and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section “Item 3. Key Information—D. Risk factors” in this Annual Report. These risks and uncertainties include factors relating to:

•	our operation as a development stage company with limited operating history and a history of operating losses; as of December 31, 2018, our accumulated deficit was €202.1 million;
•

the chance our clinical trials may be delayed or put on clinical hold, for example, due to slower than expected enrollment or regulatory actions, or not be successful and clinical results may not reflect results seen in previously conducted preclinical studies and clinical trials;

•	our reliance on contract manufacturers and contract research organizations over which we have limited control;
•

our lack of adequate funding to complete development of our product candidates and the risk we may be unable to access additional capital on reasonable terms or at all to complete development and begin commercialization of our product candidates;

•	our dependence on the success of AFM13 and certain of our other product candidates, which are still in clinical development and may eventually prove to be unsuccessful or commercially not exploitable;
•	uncertainty surrounding whether any of our product candidates will gain regulatory approval, which is necessary before they can be commercialized;
•

the outcome of any, or any discussions we may enter regarding, acquisitions, dispositions, partnerships, license transactions or changes to our capital structure, including our receipt of any milestone payments or royalties or any future securities offerings;

•	the chance that we may become exposed to costly and damaging liability claims resulting from the testing of our product candidates in the clinic or in the commercial stage;
•	if our product candidates obtain regulatory approval, or being subject to expensive ongoing obligations and continued regulatory overview;
•	enacted and future legislation may increase the difficulty and cost for us to obtain marketing approval and commercialization;
•	the chance that our products may not gain market acceptance, in which case we may not be able to generate product revenues;

•

our reliance on our current strategic relationships with LLS, Merck, The MD Anderson Cancer Center, Genentech, Amphivena and Amphivena’s other investors and partners, including MPM Capital and Tekla Capital Management, and the potential failure to enter into new strategic relationships;

•	our reliance on third parties to conduct our nonclinical and clinical trials and on third-party single-source suppliers to supply or produce our product candidates;
•	our ability to scale-up manufacturing processes of our product candidates and reduce the cost of manufacturing our product candidates in advance of any commercialization;
•	our future growth and ability to compete, which depends on retaining our key personnel and recruiting additional qualified personnel; and
•	other risk factors discussed under “Item 3. Key Information—D. Risk factors.”

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

A.   Offer statistics

Not applicable.

B.   Method and expected timetable

Not applicable.

ITEM 3. KEY INFORMATION

A.   Selected Financial Data

The comprehensive loss and financial position data as of and for the years ended December 31, 2014, 2015, 2016, 2017 and 2018 of Affimed N.V. are derived from our consolidated financial statements. We maintain our books and records in euros, and we prepare our financial statements under International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

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

	Consolidated Statements of Comprehensive Loss Data For the years ended December 31,
(in thousands of € except for per share data)	2014	2015	2016	2017	2018
Revenue	3,382	7,562	6,314	2,010	23,735
Other income/(expenses)—net	381	651	145	205	1,515
Research and development expenses	(9,595)	(22,008)	(30,180)	(21,489)	(35,148)
General and administrative expenses	(2,346)	(7,548)	(8,323)	(7,986)	(9,638)
Operating loss	(8,178)	(21,343)	(32,044)	(27,260)	(19,536)
Finance income/(costs)—net	7,753	1,104	(230)	(2,893)	60
Loss before tax	(425)	(20,239)	(32,274)	(30,243)	(19,476)
Income taxes	166	0	58	20	(1)
Loss for the period	(259)	(20,239)	(32,216)	(30,223)	(19,477)
Other comprehensive income	0	0	0	0	(4,731)
Total comprehensive loss	(259)	(20,239)	(32,216)	(30,223)	(24,208)
Loss per share in € per share	(0.01)	(0.71)	(0.97)	(0.69)	(0.32)

	As of December 31,
(in thousands of €)	2014	2015	2016	2017	2018
Cash and cash equivalents	39,725	76,740	35,407	39,837	94,829
Financial assets	0	0	9,487	0	13,974
Total assets	41,909	79,322	48,739	43,158	116,174
Total liabilities	10,114	12,048	9,988	11,579	76,045
Accumulated deficit	(99,989)	(120,228)	(152,444)	(182,667)	(202,144)
Total equity	31,795	67,274	38,751	31,579	40,129

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

For example, during the fourth quarter of 2018, the FDA concurred with our decision to place AFM11 on clinical hold after the occurrence of serious adverse events, or SAEs, in three patients, which included a death in our ALL study and two life-threatening events in our NHL study, and formally placed the AFM11 investigational new drug, or IND, application on full clinical hold.

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

There have been significant developments in the highly dynamic field of immuno-oncology such as the earlier availability of product candidates or earlier approval of drugs for the same indications as our product candidates. For example, in the past, this has occurred with Blincyto in acute lymphocytic leukemia, or ALL, and with anti-PD‑1 antibodies in Hodgkin Lymphoma, or HL, resulting in delays in clinical study initiation for our phase 1 trial of AFM11 in ALL and for delays in recruiting for our phase 1 trial of AFM11 in NHL and our phase 2a Investigator Sponsored Trial, or IST, of AFM13 in HL. In addition, certain clinical studies in which we are involved and which are testing our product candidates are sponsored by academic sites, known as ISTs. By definition, the financing, design, and conduct of such studies is under the sole responsibility of the respective sponsor. Therefore, we have limited control over these studies and we do not have control over the timing and reporting of the data from these trials. In addition, we may have limited information about ISTs while they are being conducted, including the status of trial initiation and patient recruitment, changes to trial design and clinical study results.

A phase 2a clinical study of AFM13 in patients with HL started recruitment in the second quarter of 2015. Due to delays in opening trial sites and the availability of anti-PD‑1 antibodies for the treatment of relapsed/refractory HL patients, in the past we have experienced slower recruitment into the study than anticipated. Consequently, the overall study design was revised in order to adapt to the changing treatment landscape, namely the availability of anti-PD‑1 antibodies. The study now includes HL patients relapsed or refractory to treatment with both brentuximab vedotin (Adcetris®) and anti-PD‑1 antibodies. The study is open and recruiting under the new study design. Furthermore, we are conducting a phase 1b clinical study of AFM13 in combination with Merck’s anti-PD‑1 antibody Keytruda® (pembrolizumab) in relapsed/refractory Hodgkin lymphoma. In this study, we have completed recruitment of a total of 30 patients, comprising a dose escalation cohort of 12 patients as well as an expansion cohort of an additional 18 patients. In addition, we are supporting an IST of AFM13 in patients with CD30+ lymphoma led by Columbia University. This translational phase 1b/2a study of AFM13 in patients with relapsed or refractory CD30+ lymphoma with cutaneous manifestations is designed to allow for serial biopsies, thereby enabling assessment of NK cell biology and tumor cell killing within the tumor microenvironment. In this study, the third cohort has been fully enrolled and recruitment into the fourth cohort is ongoing. Following discussions with the FDA during the fourth quarter of 2018, we announced our registrational pathway and updated clinical development plans for AFM13. We plan to initiate a phase 2 study evaluating the efficacy and safety of AFM13 as monotherapy in patients with relapsed or refractory CD30 positive peripheral T cell lymphoma (PTCL) or transformed mycosis fungoides (TMF), a subset of cutaneous T cell lymphoma (CTCL), in the first half of 2019. Based on the unmet medical need for safe and effective new treatments in these hard-to-treat populations and preliminary feedback from the FDA, we believe that results from an open-label, single-arm phase 2 study could form the basis for a BLA submission and support an accelerated approval for patients with relapsed or refractory CD30 positive PTCL or TMF.

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

•	delays relating to adding new clinical study sites;
•	failure of patients to complete the clinical study or return for post-treatment follow-up;
•	failure of our collaborators to provide us with products necessary for us to conduct our combination studies;
•	safety issues, including severe or unexpected drug-related adverse effects experienced by patients, including possible deaths;
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

For example during the fourth quarter of 2018, we placed AFM11 on clinical hold after the occurrence of SAEs in three patients, which included a death in the ALL study and two life-threatening events in the NHL study. The SAEs occurred in patients enrolled in the highest dose cohorts of each study. Subsequently, we received a formal notification from the FDA that the regulatory agency has concurred with our decision to stop recruitment and formally placed the AFM11 IND application on full clinical hold.

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

We depend on enrollment of patients in our clinical studies for our product candidates. We compete with other sponsors who have ongoing clinical studies of investigational therapies for patients for our clinical studies. If we are unable to enroll patients in our clinical studies, our research and development efforts could be materially adversely affected.

Successful and timely completion of clinical studies will require that we enroll a sufficient number of patients. Trials may be subject to delays as a result of patient enrollment taking longer than anticipated. Patient enrollment depends on many factors, including the size and nature of the patient population, eligibility criteria for the trial, the proximity of patients to clinical sites, the design of the clinical protocol, the availability of competing clinical studies, the availability of new drugs approved for the indication the clinical study is investigating, and clinicians’ and patients’ perceptions as to the potential advantages of the drug being studied in relation to other available therapies. In addition, we compete with approved immunotherapies and investigational immunotherapies for patients for our clinical studies. Our product candidate AFM13 has orphan drug designation for the treatment of HL, which means that the potential patient population is limited. Under the current, revised protocol of the GHSG phase 2a clinical study of AFM13, we have been seeking to enroll patients with relapsed/refractory HL who have been treated with Adcetris® (brentuximab vedotin) and anti-PD1 antibodies, which is an even more limited population of patients. As we are developing AFM13 and certain of our other product candidates for patients for whom previous therapies have failed and who may not have long to live, patients may elect not to participate in our, or any, clinical study.

The approval of new immuno-oncology drugs such as checkpoint inhibitors (CPIs) has changed the landscape for conducting clinical studies of other oncology drugs, including ours, both for indications for which such drugs are approved as well as for indications in which additional trials are being conducted. In addition, there are several other types of drugs in development for the indications for which we are developing AFM13 and certain of our other product candidates. We compete for patients with the sponsors of trials for all of these drugs. These factors may make it difficult for us to enroll enough patients to complete our clinical studies in a timely and cost-effective manner.

For example, although the GHSG phase 2a clinical study of AFM13 in patients with HL started recruitment in the second quarter of 2015, due to the availability of anti-PD‑1 antibodies for the treatment of relapsed/refractory HL patients, we have experienced slower recruitment into the study than anticipated. Further delays in the completion of any clinical study of our product candidates will increase our costs, slow down our product candidate development and approval process and delay or potentially jeopardize our ability to commence product sales and generate revenue. In addition, some of the factors that cause, or lead to, a delay in the commencement or completion of clinical studies may also ultimately lead to the denial of regulatory approval of our product candidates.

We use new technologies in the development of our product candidates and the FDA and other regulatory authorities have not approved products that utilize these technologies.

Our product candidates in development are based on specific technologies, such as immune cell engagers, Trispecific Abs and novel tetravalent, bispecific antibody formats, capable of recruiting either NK cells or T cells. The approval of our product candidates is less certain than approval of drugs that do not employ such novel technologies or methods of action. We intend to work closely with the FDA, the EMA and other regulatory authorities to perform the requisite scientific analyses and evaluation of our methods to obtain regulatory approval for our product candidates. For example, final assays and specifications of our product candidates, in particular regarding cytotoxicity, have yet to be developed, and the FDA, EMA or other regulatory authorities may require additional analyses to evaluate this aspect of our product quality. It is possible that the validation process may take time and resources, require independent third-party analyses or not be accepted by the FDA, the EMA and other regulatory authorities. Delays or failure to obtain regulatory approval of any of the product candidates that we are developing would adversely affect our business.

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

In the United States, we may seek fast track designation of AFM13 and certain of our other product candidates, with the intent to pursue an accelerated approval pathway and potentially, breakthrough designation of AFM13 and/or certain of our other product candidates. There is no assurance that the FDA will grant such designations; and, even if it does grant such designations to AFM13 and/or certain of our other product candidates, such designation may not actually lead to a faster development or regulatory review or approval process and does not increase the likelihood that our product candidates will receive marketing approval in the United States.

Based on clinical data, either from ongoing or new clinical studies, we plan to seek fast track approval of AFM13 as a monotherapy and/or as a combination in relevant indications. In addition, we may seek fast track approval of certain of our other product candidates. The fast track program, a provision of the FDA Modernization Act of 1997, is designed to facilitate interactions between a sponsoring company and the FDA before and during submission of a BLA for an investigational agent that, alone or in combination with one or more other drugs, is intended to treat a serious or life-threatening disease or condition, and which demonstrates the potential to address an unmet medical need for that disease or condition. Under the fast track program, the FDA may consider reviewing portions of a marketing application before the sponsor submits the complete application if the FDA determines, after a preliminary evaluation of the clinical data, that a fast track product may be effective. A fast track designation provides the opportunity for more frequent interactions with the FDA, and a fast track product could be eligible for priority review if supported by clinical data at the time of submission of the BLA.

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

Regulatory authorities in some jurisdictions, including the United States and Europe, may designate drugs for relatively small patient populations as orphan drugs. Under the Orphan Drug Act, the FDA may designate a product candidate as an orphan drug if it is a drug intended to treat a rare disease or condition, which is generally defined as a patient population of fewer than 200,000 individuals annually in the United States. In the European Union, or the EU, the European Commission may designate a product candidate as an orphan medicinal product if it is a medicine for the diagnosis, prevention or treatment of life-threatening or very serious conditions that affect not more than five in 10,000 persons in the European Union, or it is unlikely that marketing of the medicine would generate sufficient returns to justify the investment needed for its development. We have received orphan drug designation for AFM13 for the treatment of HL in the United States and Europe, but orphan drug status may not ensure that we have market exclusivity in a particular market and there is no assurance we will be able to receive orphan drug designation for certain of our other product candidates or any additional product candidates. Further, the granting of a request for orphan drug designation does not alter the standard regulatory requirements and process for obtaining marketing approval.

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

Our product candidates may result in serious adverse, undesirable or unacceptable side effects which may delay or prevent marketing approval. If such side effects are identified during the development of our product candidates or following approval, if any, we may need to abandon our development of such product candidates, the commercial profile of any approved label may be limited, or we may be subject to other significant negative consequences following marketing approval, if any.

Although all of our product candidates have undergone or will undergo safety testing to the extent possible and agreed with health authorities, not all adverse effects of drugs can be predicted or anticipated. Immunotherapy and its method of action of harnessing the body’s immune system, especially with respect to immune cell engagers, is powerful and could lead to serious side effects that we only discover in clinical studies. Unforeseen side effects from any of our product candidates could arise either during clinical development or, if such side effects are rarer, after our product candidates have been approved by regulatory authorities and the approved product has been marketed, resulting in the exposure of additional patients. All of our product candidates are still in clinical or preclinical development. While our phase 1 clinical studies for AFM13 demonstrated a favorable safety profile, the results from future trials of AFM13 or other NK cell-engaging bispecific antibodies may not confirm these results. During the fourth quarter of 2018, we placed AFM11 on clinical hold after the occurrence of SAEs in three patients, which included a death in the ALL study and two life-threatening events in the NHL study. The SAEs occurred in patients enrolled in the highest dose cohorts of each study. Subsequently, we received a formal notification from the FDA that the regulatory agency has concurred with our decision to stop recruitment and formally placed the AFM11 IND application on full clinical hold. In early March 2019, we submitted a complete response document to the FDA that summarizes the clinical data from the two AFM11 phase 1 studies to request that the clinical hold be lifted so that clinical development of AFM11 may proceed in ALL patients. The timing of the FDA’s response, and the FDA’s decision, are uncertain.

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

The commercial success of our products will depend in part on public acceptance of the use of cancer immunotherapies. SAEs and other adverse events in clinical studies of our product candidates or in clinical studies of others developing similar products and the resulting publicity, as well as any other adverse events in the field of immuno-oncology that may occur in the future, could result in a decrease in demand for any products that we may develop. Although the mode of action of our T cell tetravalent bispecific antibodies differs from that of other approaches in development, the public may not always differentiate between our therapies and others in the field. If public perception is influenced by claims that the use of cancer immunotherapies is unsafe, our products may not be accepted by the general public or the medical community.

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

The process of manufacturing our products is complex, highly regulated and subject to several risks, including:

•

We do not have experience in manufacturing our product candidates at commercial scale. We plan to contract with external manufacturers to develop a larger scale manufacturing process for AFM13 in order to have material from such commercial scale process available for a potential pivotal phase 2b trial. We may not succeed in the scaling up the process. We may need a larger scale manufacturing process for certain of our product candidates than what we have planned, depending on the dose and regimen. Any changes in our manufacturing processes as a result of scaling up may result in the need to obtain additional regulatory approvals. Difficulties in achieving commercial-scale production or the need for additional regulatory approvals as a result of scaling up could delay the development and regulatory approval of our product candidates and ultimately affect our success.

•

We may not achieve the manufacturing productivity (“yield”) required to achieve a commercially viable cost of goods. Our molecules are novel antibody structures and there is very limited knowledge as to which productivities can be achieved at commercial scale. Low productivities may result in a cost of goods which are too high to allow profitable commercialization, or give rise to the need for additional manufacturing process optimization which would require additional funding and time.

•

The process of manufacturing biologics, such as AFM13 and certain of our other product candidates, is extremely susceptible to product loss due to contamination, equipment failure or improper installation or operation of equipment, vendor or operator error, inconsistency in yields, variability in product characteristics and difficulties in scaling the production process. Even minor deviations from normal manufacturing processes could result in reduced production yields, product defects and other supply disruptions. If microbial, viral or other contaminations are discovered in our product candidates or in the manufacturing facilities in which our product candidates are made, such manufacturing facilities may need to be closed for an extended period of time to investigate and remedy the contamination.

•	The manufacturing facilities in which our product candidates are made could be adversely affected by equipment failures, labor shortages, natural disasters, power failures and numerous other factors.
•

We must comply with applicable current Good Manufacturing Practice, or cGMP, regulations and guidelines. We may encounter difficulties in achieving quality control and quality assurance and may experience shortages in qualified personnel. We are subject to inspections by the FDA and comparable agencies in other jurisdictions to confirm compliance with applicable regulatory requirements. Any failure to follow cGMP or other regulatory requirements or delay, interruption or other issues that arise in the manufacture, fill-finish, packaging, or storage of our product candidates as a result of a failure of our facilities or the facilities or operations of third parties to comply with regulatory requirements or pass any regulatory authority inspection could significantly impair our ability to develop and commercialize our product candidates, leading to significant delays in the availability of drug product for our clinical studies or the termination or hold on a clinical study, or the delay or prevention of a filing or approval of marketing applications for our product candidates. Significant noncompliance could also result in the imposition of sanctions, including fines, injunctions, civil penalties, failure of regulatory authorities to grant marketing approvals for our product candidates, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of products, operating restrictions and criminal prosecutions, any of which could damage our reputation. If we are not able to maintain regulatory compliance, we may not be permitted to market our product candidates and/or may be subject to product recalls, seizures, injunctions, or criminal prosecution.

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

Clinical phase 2 data with the anti-PD-1 CPIs nivolumab and pembrolizumab in HL has been published. This data indicates that treatment with anti-PD-1 antibodies results in high response rates in the salvage setting of HL. The FDA granted conditional accelerated approval for nivolumab in 2016 in classical HL patients who have relapsed or progressed after autologous hematopoietic stem cell transplantation and brentuximab vedotin. The FDA also granted conditional accelerated approval for pembrolizumab in 2017 in adult and pediatric patients with refractory cHL who have relapsed after 3 or more prior lines of therapy. Adcetris® phase 2 and phase 3 studies are reported to be ongoing in combination with nivolumab. If AFM13 were to be approved for HL, we could be in competition with these therapies, as well as any other therapies or combination regimens that comprise the standard of care that AFM13 could potentially displace. Several other agents have reached proof of concept clinical studies in HL, including Afinitor (Novartis AG), ferritarg (MABLife), panobinostat (Novartis) and lenalidomide (Celgene).

Adcetris®, an antibody-drug conjugate targeting CD30, was approved by the FDA in relapsed/refractory HL in 2011. In addition, Adcetris® was approved by the FDA in 2015 for the treatment of patients with HL at high risk of relapse or progression following autologous hematopoietic stem cell transplantation as consolidation treatment. In the European Union, Adcetris® is approved for the same indications. Adcetris® is also indicated for anaplastic large cell lymphoma (ALCL) and CD30 positive mycosis fungoides, and is currently being investigated in different settings and various combinations in HL. Recent data indicate high complete response rates when combined with nivolumab (with or without ipilimumab) or bendamustine in relapsed/refractory HL.

With respect to competitors for AFM11, Celgene, Novartis, Bellicum, Cellectis, Bluebird Bio and Gilead, amongst others, are each developing therapies using T cells reengineered with chimeric antigen receptors (CARs) against CD19‑positive B cells.

We expect that our tetravalent bispecific antibodies and trispecific antibody platforms as well as our novel tetravalent, bispecific antibody formats will serve as the basis for future product candidates and collaborations with pharmaceutical companies. Other companies also have developed platform technologies that compete with our platforms. For example, MacroGenics is developing its DART and Xencor is developing its Xmab platform, which enable the targeting of multiple receptors or cells by using a single molecule with an antibody-like structure. Ablynx is also developing such a platform aimed at multi-specific targeting, which to date has not reached clinical testing. Dragonfly Therapeutics is developing TriNKET which specifically activate cells of the innate and adoptive immune system.

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

In addition, our ability to compete in the future may be affected in many cases by insurers or other third-party payors seeking to encourage the use of biosimilar products. In March 2010, former President Obama signed into law the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or collectively, the Health Care Reform Law, a sweeping law intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add new transparency requirements for health care and health insurance industries, impose new taxes and fees on the health industry and impose additional health policy reforms. The Health Care Reform Law also created a new regulatory scheme authorizing the FDA to approve biosimilars. Under the Health Care Reform Law, a manufacturer may submit an application for licensure of a biologic product that is “biosimilar to” or “interchangeable with” a previously approved biological product or “reference product,” without the need to submit a full package of preclinical and clinical data. Under this new statutory scheme, an application for a biosimilar product may not be submitted to the FDA until four years following approval of the reference product. The FDA may not approve a biosimilar product until 12 years from the date on which the reference product was approved. Even if a product is considered to be a reference product eligible for exclusivity, another company could market a competing version of that product if the FDA approves a full BLA for such product containing the sponsor’s own preclinical data and data from adequate and well-controlled clinical studies to demonstrate the safety, purity and potency of their product. Furthermore, recent legislation has proposed that the 12‑year exclusivity period for each a reference product may be reduced to seven years.

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

In addition, the Health Care Reform Law, among other things, increased rebates a manufacturer must pay to the Medicaid program, addressed a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected, established a new Medicare Part D coverage gap discount program, in which manufacturers must provide 50% point-of-sale discounts on products covered under Part D and implemented payment system reforms including a national pilot program on payment bundling to encourage hospitals, physicians and other providers to improve the coordination, quality and efficiency of certain healthcare services through bundled payment models. Further, the new law imposed a significant annual fee on companies that manufacture or import branded prescription drug products. Substantial new provisions affecting compliance were enacted, which may affect our business practices with health care practitioners. The goal of the Health Care Reform Law is to reduce the cost of health care and substantially change the way health care is financed by both governmental and private insurers. While we cannot predict what impact on federal reimbursement policies this legislation will have in general or on our business specifically, the Health Care Reform Law may result in downward pressure on pharmaceutical reimbursement, which could negatively affect market acceptance of, and the price we may charge for, any products we develop that receive regulatory approval. Subsequent to the 2016 presidential election, some members of the U.S. Congress have been working to repeal the Health Care Reform Law. For example, since January 2017, President Trump has signed two executive orders and other directives designed to delay, circumvent, or loosen certain requirements mandated by the Health Care Reform Law. Concurrently, Congress has considered legislation that would repeal or repeal and replace all or part of the Health Care Reform Law. In addition, the Tax Cuts and the Jobs Act includes a provision that repeals, effective January 1, 2019, the tax-based shared responsibility payment imposed by the Health Care Reform Law on certain individuals who fail to maintain qualifying health coverage for all or part of a year.

Further, on June 14, 2018 the United States Court of Appeals for the Federal Circuit ruled that the federal government was not required to pay more than $12.0 billion in Health Care Reform Law risk corridor payments to third-party payors. The effects of this gap in reimbursement on third-party payors, the viability of the Health Care Reform Law marketplace, providers, and our business, are not yet known. In addition, the Centers for Medicare and Medicaid Services, or CMS, have recently proposed regulations that would give states greater flexibility in setting benchmarks for insurers in the individual and small group marketplaces, which may have the effect of relaxing the essential health benefits required under the Health Care Reform Law for plans sold through such marketplaces. The Bipartisan Budget Act of 2018, or the BBA, among other things, amends the Health Care Reform Law, effective January 1, 2019, to close the coverage gap in most Medicare drug plans, commonly referred to as the “donut hole.” In July 2018, the CMS published a final rule permitting further collections and payments to and from certain Health Care Reform Law qualified health plans and health insurance issuers under the Health Care Reform Law risk adjustment program in response to the outcome of federal district court litigation regarding the method CMS uses to determine this risk adjustment. Moreover, CMS issued a final rule in 2018 that will give states greater flexibility, starting in 2020, in setting benchmarks for insurers in the individual and small group marketplaces, which may have the effect of relaxing the essential health benefits required under the Health Care Reform Law for plans sold through such marketplaces. On December 14, 2018, a U.S. District Court Judge in the Northern District of Texas, or the Texas District Court Judge, ruled that the individual mandate is a critical and inseverable feature of the Health Care Reform Law, and therefore, because it was repealed as part of the Tax Cuts and Jobs Act, the remaining provisions of the Health Care Reform Law are invalid as well. The Texas District Court Judge subsequently issued an order staying the judgment pending appeal, and both the Trump Administration and CMS have stated the ruling will have no immediate impact.

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

Potential future revenue may be derived from abroad, particularly from the United States. As a result, our business and share price may be affected by fluctuations in foreign exchange rates between the euro and these other currencies, which may also have a significant impact on our reported results of operations and cash flows from period to period, such as the US$. We have converted into euros only the portion of the IPO proceeds, the proceeds from our follow-on offerings in May 2015, January/February 2017 and February 2018, the private placement in October 2015 and sales pursuant to our at-the-market sales agreement, and the proceeds that we have received pursuant to our research collaboration and license agreement with Genentech, that will be spent in euros according to our budget. If the projected payments in either euro or US$ changes, we may be subject to foreign exchange-rate risk. Currently, we do not have any other exchange rate hedging measures in place.

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

Future acquisitions, strategic investments, partnerships or alliances could be difficult to integrate and/or identify, divert the attention of key management personnel, disrupt our business, dilute shareholder value and/or adversely affect our financial results.

We may consider entering into acquisitions of other companies, businesses, assets or technologies that are complementary to our business and operations as part of our growth strategy. Acquisitions and subsequent integrations of newly acquired businesses would require significant managerial and financial resources and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our growth and business operations. We must necessarily base any assessment of potential acquisitions and alliances on assumptions with respect to operations, profitability and other matters that may subsequently prove to be incorrect. Future acquisitions and alliances, as well as other investments, may not produce anticipated synergies or perform in accordance with our expectations. The cost and duration of integrating newly acquired businesses could also materially exceed our expectations. It is also possible that we may not identify suitable acquisition targets, strategic investments or partnerships candidates. Our inability to identify such opportunities, or our inability to complete such transactions, may negatively affect our competitiveness and growth prospects. Any of these developments could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Our Financial Position and Need for Additional Capital

We have incurred significant losses since inception and anticipate that we will continue to incur losses for the foreseeable future. We have no products approved for commercial sale, and to date we have not generated any revenue or profit from product sales. We may never achieve or sustain profitability.

We are a clinical-stage biopharmaceutical company with a limited operating history. We have incurred significant losses since our inception. As of December 31, 2018, our accumulated deficit was €202.1 million. Our losses have resulted principally from expenses incurred in research and development of our product candidates and from general and administrative expenses that we have incurred while building our business infrastructure. We expect to continue to incur losses for the foreseeable future, and we expect these losses to increase as we continue our research and development of, and seek regulatory approvals for, our product candidates, prepare for and begin to commercialize any approved products, and add infrastructure and personnel to support our product development efforts and operations as a public company. The net losses and negative cash flows incurred to date, together with expected future losses, have had, and likely will continue to have, an adverse effect on our shareholders’ equity and working capital. The amount of future net losses will depend, in part, on the rate of future growth of our expenses and our ability to generate revenue.

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

•	completing research and clinical development of our product candidates, including successfully completing registration clinical studies of AFM13 or certain of our other product candidates;
•	obtaining marketing approvals for our product candidates, including AFM13 or AFM11, for which we complete clinical studies;
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

We are advancing our product candidates through clinical development. Developing pharmaceutical products, including conducting preclinical studies and clinical studies, is expensive. In order to obtain such regulatory approval, we will be required to conduct clinical studies for each indication for each of our product candidates. We will require additional funding to complete the development and commercialization of our product candidates and to continue to advance the development of our other product candidates, and such funding may not be available on acceptable terms or at all. Although it is difficult to predict our liquidity requirements, based upon our current operating plan, we anticipate that our existing liquidity and additional budgeted revenues will enable us to fund the clinical development of AFM13 and AFM11 and pre-clinical development of AFM24 and other future product candidates into 2021, assuming all of our programs advance as currently contemplated. Because successful development of our product candidates is uncertain, we are unable to estimate the actual funds we will require to complete research and development and to commercialize our product candidates.

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

Until such time, if ever, as we can generate substantial product revenue, we expect to finance our cash needs through a combination of equity offerings, debt financings, grants and licenses and development agreements in connection with any collaborations. We do not have any committed external source of funds. In the event we need to seek additional funds, we may raise additional capital through the sale of equity or convertible debt securities. In such an event, our shareholders’ ownership interests will be diluted, and the terms of these new securities may include liquidation or other preferences that adversely affect our shareholders’ rights as holders of our common shares. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends.

On November 30, 2016, our subsidiary Affimed GmbH entered into a loan agreement with Silicon Valley Bank, a California corporation (“SVB”), as lender, which we fully guarantee. The loan agreement provides us with a senior secured term loan facility for originally up to €10.0 million, which agreement was amended in May 2017 to provide that such amount would be available in three tranches. On December 8, 2016, we fully drew down the initial tranche of €5.0 million, and on May 31, 2017 we drew down the second tranche of €2.5 million; the availability of the third tranche expired in September 2017 with such amount remaining undrawn. In connection with such drawdowns, we issued SVB warrants to purchase 219,692 of our common shares, at a weighted-average exercise price of $2.07 per common share.

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

As of December 31, 2018, we had €108.8 million in cash and cash equivalents and current financial assets. Our management will have broad discretion in the use of such funds and could spend them in ways that do not improve our results of operations or enhance the value of our common shares. The failure by our management to apply these funds effectively could result in financial losses that could have a material adverse effect on our business, cause the price of our common shares to decline and delay the development of our product candidates. Pending their use, we may invest our cash and cash equivalents in a manner that does not produce income or that loses value.

Our ability to use our net operating loss carry forwards and other tax attributes may be limited.

Our ability to utilize our net operating losses, or NOLs, is currently limited, and may be limited further, under Section 8c of the  Körperschaftsteuergesetz (the German Corporation Income Tax Act) and Section 10a of the Gewerbesteuergesetz (the German Trade Tax Act). These limitations apply if a qualified ownership change, as defined by Section 8c of the Körperschaftsteuergesetz, occurs and no exemption is applicable. Generally, a qualified ownership change occurs if more than 50% of the share capital or the voting rights are directly or indirectly transferred to a shareholder or a group of shareholders within a period of five years. A qualified ownership change may also occur in case of an increase in capital leading to a respective change in the shareholding. In the case of such qualified ownership change all tax losses and tax loss carry forwards available as of the time of the ownership change, cannot be utilized in the future. However, to the extent that the tax losses and tax loss carry forwards do not exceed hidden reserves taxable in Germany or the qualified ownership change is made for purposes of the Company’s restructuring (zum Zwecke der Sanierung), they may be further utilized despite a qualified ownership change. Furthermore, Section 8c of the Körperschaftssteuergesetz is—under strict requirements—not applicable to a company provided that such company continues only those operations which are causing the loss (Section 8d Körperschaftsteuergesetz). In addition, the question whether the aforementioned described provisions of Section 8c of the Körperschaftsteuergesetz do comply with the German constitution is currently pending with the Bundesverfassungsgericht (German Supreme Court). On March 29, 2017, the German Supreme Court ruled that Section 8c of the Körperschaftsteuergesetz has not complied with the German constitution to the extent it formerly stated that a harmful ownership change should occur partially if more than 25% but less than 50% of the share capital or the voting rights are directly or indirectly transferred to a shareholder or a group of shareholders within a period of five years. As a consequence of this decision, the German legislator abolished such part of the provision.

As of December 31, 2018, we had estimated NOL carry forwards for German tax purposes of €163.8 million. Future changes in share ownership may also trigger an ownership change and, consequently, a Section 8c Körperschaftsteuergesetz or a Section 10a Gewerbesteuergesetz limitation. Any limitation may result in the expiration of a portion or the complete tax loss carry forwards before they can be utilized. As a result, if we earn net taxable income, our ability to use our pre-change NOL carry forwards to reduce German income tax may be subject to limitations, which could potentially result in increased future cash tax liability to us.

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

We have entered into collaborations with other companies that we believe have provided us with valuable funding or other resources such as access to technologies, including our collaborations with The Leukemia & Lymphoma Society, Genentech, Merck, The MD Anderson Cancer Center and our former collaboration with Nektar and Amphivena. In the future, we may enter into additional collaborations to leverage our technology platforms, fund our research and development programs or to gain access to sales, marketing or distribution capabilities. Our existing collaborations, and any future collaborations we enter into, may pose a number of risks, including the following:

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

All of the risks relating to product development, regulatory approval and commercialization described in this Annual Report also apply to the activities of our program collaborators. For example, Amphivena had entered into a warrant agreement with Janssen Biotech Inc. that gave Janssen the option to acquire Amphivena following IND acceptance by the FDA, upon predetermined terms, in exchange for payments under the warrant. Upon effectiveness of such IND application in July 2016, Janssen decided to not exercise its option to purchase Amphivena, which could potentially be viewed as having negative implications for our business and prospects. We have been supporting the clinical development of Amphivena’s product candidate with €2.8 million in financing, €1.0 million of which was invested in Amphivena in October 2016, €0.6 million of which was invested in March 2017, €0.3 million of which was invested in December 2017 and €0.9 million of which was invested in June 2018.

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

For our clinical development of AFM13 in combination with the anti-PD‑1 Keytruda® (pembrolizumab), we entered into an agreement with Merck pursuant to which Merck was providing us with pembrolizumab to conduct a phase 1b clinical combination trial in relapsed/refractory HL. We were dependent on Merck for this supply of pembrolizumab. In addition, if we wish to pursue further development of AFM13 in combination with pembrolizumab or any other CPI, we will need to reach an agreement with Merck or another partner for such supply of pembrolizumab or another CPI, respectively. If we do not have an adequate supply and/or cannot reach an agreement with the applicable partner, we may not be able to develop AFM13 in such a combination. Any future supply agreement with a partner for combination trials with AFM13 could influence on our clinical development strategy or our intellectual property or our economic rights, and therefore might impact the content we can derive from such clinical development.

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

We own and/or control our AFM13 patent portfolio, which includes two patent families. The first patent family on AFM13 consists of European patents relating to the use of the specific target combination for the treatment of cancer using a bispecific molecule and will expire in 2020. Our second patent family relates to the mode of action of AFM13, the recruitment of immune effector cells via a specific receptor. These patents will expire in 2026. The latest patent application on AFM13 relates to its combination with PD‑1 antibodies, and was filed in 2016. We also own and/or control our AFM11 patent portfolio, which includes issued patents and pending patent applications. As in the case of AFM13, our issued patents relate to the engineered antibody format and will expire in 2019. The pending patent application family claims a new immune cell engager structure which was specifically used in AFM11, and issued patents in this family will expire in 2030.

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

While we normally seek to obtain the right to control prosecution, maintenance and enforcement of the patents relating to our product candidates, there may be times when the filing and prosecution activities for patents relating to our product candidates are controlled by our licensors. Although we monitor  the ongoing prosecution and maintenance of the licensed patents, if any of our future licensing partners fail to prosecute, maintain and enforce such patents and patent applications in a manner consistent with the best interests of our business, including by payment of all applicable fees for patents covering AFM13, AFM11 or any of our product candidates, we could lose our rights to the intellectual property or our exclusivity with respect to those rights, our ability to develop and commercialize those product candidates may be adversely affected and we may not be able to prevent competitors from making, using, and selling competing products.

Our business may be adversely affected if we are unable to gain access to relevant intellectual property rights of third parties, or if our licensing partners terminate our rights in certain technologies that are licensed or sublicensed to us.

We currently rely, and may in the future rely, on certain intellectual property rights licensed from third parties in order to be able to use various proprietary technologies that are material to our business. For example, the immune cell engager technology was developed under certain patents licensed exclusively to us by DKFZ under a 2001 license agreement which was subsequently amended in 2006 and ended in 2018. We no longer have rights to the immune cell engager technology. Additionally, an antibody generated in the development of our immune cell engager candidates was developed using antibody phage display technologies licensed to us by Xoma. In March 2018, the last of the licensed Xoma patent rights expired, and we no longer have any obligations to Xoma under the agreement. In each of these cases, the licensor retained their full ownership interest with respect to the licensed patent rights, and our rights to use the technologies associated with those patents and to employ the inventions claimed in the licensed patent rights were subject to the continuation of and our compliance with the terms of those licenses.

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

We are a party to a number of agreements, including license agreements, through which we have gained rights to certain intellectual property that relate to our business and we expect to enter into additional such agreements in the future. We expect that future agreements will impose, various diligence, commercialization, milestone payment, royalty, and other obligations on us. Certain of our licenses contain provisions that allow the licensor to terminate the license upon the occurrence of specific events or conditions. For example, our rights under each of the licenses described above are subject to our continued compliance with the terms of the licenses, certain diligence and development obligations, the payment of royalties, milestone payments and other fees, and certain disclosure and confidentiality obligations. If we are found to be in breach of any of our license agreements, in certain circumstances our licensors may take action against us, including by terminating the applicable license. Because of the complexity of our product candidates and the patents we have licensed, determining the scope of the licenses and related obligations may be difficult and could lead to disputes between us and the licensor. An unfavorable resolution of such a dispute could lead to an increase in the royalties payable pursuant to the license or a termination of the license. If any of our licensors were to terminate our license agreement with them, we may be prevented from the continued use of certain technologies, including our rights to the Flexibody and antibody phage display technologies, in clinical studies or, if our products are approved for marketing, from using such technologies in the manufacturing of products that could be sold commercially. This could delay or prevent us from offering our product candidates. We might not have the necessary rights or the financial resources to develop, manufacture or market our current or future product candidates without the rights granted under these licenses, and the loss of sales or potential sales in such product candidates could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

Approximately 69 of our personnel, including our managing directors and most of our employees working in research and development, work in Germany and are subject to German employment law. Ideas, developments, discoveries and inventions made by such employees are subject to the provisions of the German Act on Employees’ Inventions (Arbeitnehmererfindungsgesetz), which regulates the ownership of, and compensation for, inventions made by employees. We face the risk that disputes may occur between us and our employees or ex-employees pertaining to the sufficiency of compensation paid by us, allocation of rights to inventions under this act or alleged non-adherence to the provisions of this act, any of which may be costly to resolve and take up our management’s time and efforts whether we prevail or fail in such dispute.

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

We have 110 personnel (103 full time equivalents), including those of our subsidiaries. As our development and commercialization plans and strategies develop, we expect to expand our employee base on an as-needed basis. Future growth would impose significant added responsibilities on members of management, including the need to identify, recruit, maintain, motivate and integrate additional employees. Also, our management may need to divert a disproportionate amount of their attention away from our day-to-day activities and devote a substantial amount of time to managing these growth activities. We may not be able to effectively manage the expansion of our operations which may result in weaknesses in our infrastructure, give rise to operational errors, loss of business opportunities, loss of employees and reduced productivity among remaining employees. Our expected growth could require significant capital expenditures and may divert financial resources from other projects, such as the development of existing and additional product candidates. If our management is unable to effectively manage our expected growth, our expenses may increase more than expected, our ability to generate and/or grow revenue could be reduced and we may not be able to implement our business strategy. Our future financial performance and our ability to commercialize our product candidates and compete effectively with others in our industry will depend, in part, on our ability to effectively manage any future growth.

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

Future sales of a substantial number of our common shares, or the perception that such sales will occur, could cause a decline in the market price of our common shares. We had 62,430,106 common shares outstanding as of March 15, 2019. If our existing shareholders sell substantial amounts of common shares in the public market, or the market perceives that such sales may occur, the market price of our common shares and our ability to raise capital through an issue of equity securities in the future could be adversely affected. In addition, we have registered on a Form S‑8 registration statement all common shares that we may issue under our equity compensation plans. As a result, these shares can be freely sold in the public market upon issuance, subject to volume limitations applicable to affiliates.

We also entered into a registration rights agreement upon consummation of our initial public offering pursuant to which we have agreed under certain circumstances to file a registration statement to register the resale of the common shares held by certain of our existing shareholders, as well as to cooperate in certain public offerings of such common shares.

On October 22, 2018, we filed a shelf registration statement on Form F‑3 for the potential offer and sale by us of up to $150 million of our common shares, senior debt securities, subordinated debt securities, warrants, purchase contracts or units. The registration statement was declared effective by the SEC on November 7, 2018. Up to $50 million of our common shares may be offered and sold under the registration statement pursuant to an “at-the-market” offering. Because the price per share of each share sold under the registration statement will depend on the market price of our shares at the time of the sale and other market conditions, it is not possible at this stage to predict the number of shares that ultimately may be offered and sold under the registration statement. If we sell common shares, convertible securities or other equity securities, existing shareholders may be diluted by such sales, and in certain cases new investors could gain rights superior to our existing shareholders. Any sales of our common shares, or the perception that such sales could occur, could have a negative impact on the trading price of our shares.

We are a foreign private issuer and, as a result, we are not subject to U.S. proxy rules and are subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.

We report under the Securities Exchange Act of 1934, as amended, or the Exchange Act, as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act and although we are subject to Dutch laws and regulations with regard to such matters and intend to furnish quarterly financial information to the SEC, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time and (iii) the rules under the Exchange Act requiring the filing with the Securities and Exchange Commission (SEC) of quarterly reports on Form 10‑Q containing unaudited financial and other specified information, or current reports on Form 8‑K, upon the occurrence of specified significant events. In addition, foreign private issuers are not required to file their annual report on Form 20‑F until four months after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10‑K within 75 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers.

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

We are an “emerging growth company,” as defined in the JOBS Act. For as long as we continue to be an “emerging growth company,” we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002, exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We have been, and continue to be, an “emerging growth company” for a period of five years following the completion of our initial public offering (2019), but will no longer be an “emerging growth company” as of December 31, 2019. We cannot predict if investors will find our common shares less attractive because we may rely on these exemptions. If some investors find our common shares less attractive as a result, there may be a less active trading market for our common shares and the price of our common shares may be more volatile.

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

Our authorized share capital increased as of June 19, 2018, following an amendment of our Articles of Association approved by a resolution of the general meeting of shareholders. Our authorized share capital currently amounts to €3,119,500, divided into 155,975,000 common shares, each with a nominal value of €0.01 and 155,975,000 cumulative preferred shares, each with a nominal value of €0.01.

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

The DCGC applies to all Dutch companies listed on a government-recognized stock exchange, whether in the Netherlands or elsewhere, including Nasdaq. We do not comply with all the best practice provisions of the DCGC. The DCGC was revised as per January 1, 2017, and in our annual report for the fiscal year ended December 31, 2018, we will report on our compliance with this revised Code. This may affect your rights as a shareholder and you may not have the same level of protection as a shareholder in a Dutch company that fully complies with the DCGC.

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

More specifically, several new or amended standards and interpretations to IFRS are expected over the coming years. In particular, both IFRS 9 “Financial Instruments” and IFRS 15 “Revenues from Contracts with Customers” went into effect on January 1, 2018 and IFRS 16 “Leases” went into effect on January 1, 2019. With respect to the first time adoption of IFRS 9 and IFRS 15, any transition effects are described in note 3 to the consolidated financial statements as of December 31, 2018. With respect to IFRS 16, during 2018, we completed the assessment of the impact of IFRS 16 on our consolidated financial statements and have identified our leases including contractual payments, renewal options and other terms. Based on this assessment, we expect that the adoption of IFRS 16 will not substantially affect our future results of operations.

Although we do not believe we were a “passive foreign investment company” (a “PFIC”) in 2018, we may be a PFIC in 2019 or one or more future taxable years. A U.S. investor may suffer adverse U.S. federal income tax consequences if we are a PFIC for any taxable year during which the U.S. investor holds common shares.

Under the Internal Revenue Code of 1986, as amended (the “Code”), we will be a PFIC for any taxable year in which, after the application of certain “look-through” rules with respect to subsidiaries, either (i) 75% or more of our gross income consists of “passive income,” or (ii) 50% or more of the average quarterly value of our assets consist of assets that produce, or are held for the production of, “passive income.” Passive income generally includes interest, dividends, rents, certain non-active royalties and capital gains. Although we have not performed a definitive PFIC analysis using U.S. federal income tax principles, based on certain estimates as to composition of our income and assets, including the implied value, based on our market capitalization, of our assets that produce non-passive income, during 2018, we do not believe that we were a PFIC for our 2018 taxable year. However, there can be no assurance that the Internal Revenue Service (the “IRS”) will agree with our conclusion. In addition, whether we will be a PFIC in 2019 or any future taxable year is uncertain because, among other things, we currently own, a substantial amount of passive assets, including cash, and because the valuation of our assets that generate non-passive income for PFIC purposes, including our intangible assets, is uncertain and may vary substantially over time. The average quarterly value of our assets for purposes of determining our PFIC status for any taxable year will generally be determined in part by reference to our market capitalization, which has fluctuated and may continue to fluctuate significantly over time. Accordingly, there can be no assurance that we will not be a PFIC for any future taxable year. In addition, we may, directly or indirectly, hold equity interests in other entities, including certain of our subsidiaries that are PFICs (“Lower-tier PFICs”).

If we are a PFIC for any taxable year during which a U.S. investor holds common shares, we generally will continue to be treated as a PFIC with respect to that U.S. investor for all succeeding years during which the

U.S. investor holds common shares, even if we cease to meet the threshold requirements for PFIC status. Such a U.S. investor may be subject to adverse tax consequences, including (i) the treatment of all or a portion of any gain on disposition as ordinary income, (ii) the application of a deferred interest charge on such gain and the receipt of certain dividends and (iii) compliance with certain reporting requirements. To avoid the application of the foregoing rules, a U.S. investor can make an election to treat us and each Lower-tier PFIC as a qualified electing fund (a “QEF Election”) in the first taxable year that we and each Lower-tier PFIC are treated as PFICs with respect to the U.S. investor. We currently intend to provide the information necessary for a U.S. investor to make a QEF Election with respect to us and each Lower-tier PFIC that we control for 2018 and for any future years with respect to which we determine that we or any Lower-tier PFIC that we control are or are likely to be a PFIC. A U.S. investor can also avoid certain of the adverse U.S. federal income tax consequences described above by making a mark-to-market election with respect to its common shares, provided that the common shares are “marketable.” U.S. investors should consult their tax advisers regarding the availability and advisability of making a QEF Election or a mark-to-market election in their particular circumstances. See “U.S. Federal Income Tax Considerations” for further information regarding the consequences to a U.S. investor if we are a PFIC for any taxable year during which the U.S. investor holds common shares.

ITEM 4. INFORMATION ON THE COMPANY

A.   History and development of the company

We are a clinical-stage biopharmaceutical company focused on discovering and developing highly targeted cancer immunotherapies. Our product candidates are being developed in the field of immuno-oncology, which represents an innovative approach to cancer treatment that seeks to harness the body’s own immune defenses to fight tumor cells. The most potent cells of the human defense arsenal are types of white blood cells called innate immune cells (Natural Killer cells, or NK cells and macrophages), and T cells. Leveraging our fit-for-purpose ROCK® (Redirected Optimized Cell Killing) platform, we develop proprietary, next-generation bispecific antibodies, so-called immune cell engagers, which are designed to direct and establish a bridge between either innate immune cells or T cells and cancer cells. Our immune cell engagers have the ability to bring innate immune cells or T cells into proximity and trigger a signal cascade that leads to the destruction of cancer cells. Due to their novel tetravalent architecture (which provides for four binding domains), our immune cell engagers bind to their targets with high affinity and have half-lives that support regular intravenous administration on convenient dosing schedules to achieve potent antitumor efficacy. Antibodies developed from our ROCK® platform include molecules which we refer to as immune cell engagers. We are also developing novel tetravalent, bispecific antibody formats with the potential to tailor immune-engaging therapy to different indications and settings. Based on their mechanism of action and the preclinical and clinical data to date, we believe that our product candidates, when used alone or in combination, may improve clinical outcomes and survival in cancer patients and could eventually become a cornerstone of cancer therapy.

Affimed was founded in 2000 based on technology developed by the group led by Professor Melvyn Little at Deutsches Krebsforschungszentrum (DKFZ), the German Cancer Research Center, in Heidelberg, Germany.

Focusing our efforts on antibodies specifically binding innate immune cells through CD16A, a key activating receptor, we have built a clinical and preclinical pipeline of innate cell-engaging bispecific antibodies designed to activate both innate and adaptive immunity. Compared to a variety of T cell-engaging technologies, our innate cell engagers appear to have a better safety profile and have the potential to achieve more potent and deeper immune responses potentially through enhancing crosstalk of innate to adaptive immunity. Their safety profiles also make our molecules suitable for development as combination therapies (e.g. with checkpoint inhibitors, or CPIs, adoptive NK cells or cytokines).

As of today, we have focused our research and development efforts on five programs, three for which we retain global commercial rights and two licensed programs. Because our tetravalent bispecific antibodies can be engineered to bind to different antigens that are known to be present on a number of types of cancer cells, our product candidates could be developed for the treatment of different cancer indications. We intend to initially develop our two clinical stage product candidates in orphan or high-medical need indications, including as a salvage therapy for patients who have relapsed after, or are refractory to, that is who do not respond to treatment with, standard therapies, which we refer to as relapsed/refractory. These patients have a limited life expectancy and few therapeutic options. We believe this strategy will allow for a faster path to approval and will likely require smaller clinical studies compared to indications with more therapeutic options and larger patient populations. We believe such specialized market segments in oncology can be effectively targeted with a small and dedicated marketing and sales team. We currently intend to establish a commercial sales force in the United States and/or Europe to commercialize our product candidates when and if they are approved.

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

Our main offices and laboratories are located at the Technology Park adjacent to the German Cancer Research Center (DKFZ) in Heidelberg, where we employ 69 personnel, approximately 60% of whom have an advanced academic degree. Including AbCheck (see description below) and Affimed Inc. personnel, our total headcount is 110  (103 full time equivalents). We are led by experienced executives with a track record of successful product development, approvals and launches, specifically in the area of biologics and biopharmaceuticals. Our supervisory board is made up of highly experienced experts from the pharmaceutical and biotech industries, including individuals with a background and expertise in hematological malignancies.

In 2009, we formed AbCheck, our 100% owned, independently run antibody screening platform company, located in the Czech Republic. AbCheck is devoted to the generation and optimization of fully human antibodies. Its technologies include a naïve human antibody library combined with phage and yeast display antibody library, a proprietary algorithm to optimize affinity, stability and manufacturing efficiency and a mass humanization technology to discover and optimize high-quality human antibodies. In addition to providing candidates for Affimed projects, AbCheck is recognized for its expertise in antibody discovery throughout the United States and Europe and has been working with globally active pharmaceutical and biotechnology companies such as Tusk Therapeutics, bluebird bio, Eli Lilly, Daiichi Sankyo, Pierre Fabre and others. In 2018 AbCheck formed AbCheck Inc., a 100% owned subsidiary.

B.   Business overview

Our Strategy

Our goal is to engineer targeted immunotherapies, seeking to cure patients by harnessing the power of innate and adaptive immunity (NK cells, macrophages and T cells). We are developing single and combination therapies to treat a variety of cancers. Our novel proprietary antibody platform, ROCK® (Redirected Optimized Cell Killing), delivers several unique types of next-generation tetravalent antibody formats, including bispecific and trispecific Abs and immune cell engagers. Based on the distinctive properties and mechanism of action of these products, which have demonstrated preclinical and clinical activity, we believe that our product candidates, alone or in combination, could eventually become a key element of by improving clinical outcomes in cancer patients. Key elements of our strategy to achieve this goal are to:

•

Rapidly Advance the Development of our Clinical Stage Product Candidates, including Combinations with Other Agents and Immunotherapies. Our product development strategy initially focuses on cancer patients with relapsed or refractory disease. Such patients have limited therapeutic alternatives, and we believe that the results from clinical studies in these patient groups would support expedited regulatory approval paths. In the second quarter of 2015, a phase 2a investigator-sponsored study (IST) of AFM13 as a monotherapy was initiated by the German Hodgkin Study Group (GHSG) in HL patients that have received all standard therapies and have relapsed after or are refractory to brentuximab vedotin (Adcetris®). Due to the availability of anti-PD‑1 antibodies for the treatment of relapsed/refractory HL patients that emerged during the conduct of the study, we experienced slower recruitment than anticipated. Consequently, the overall study design was revised in order to adapt to the changing treatment landscape, namely, the availability of anti-PD‑1 antibodies. The study is now recruiting HL patients relapsed or refractory to treatment with both Adcetris® and anti-PD‑1 antibodies to explore the efficacy of AFM13 as a single agent in these heavily pretreated HL patients. We are also supporting a phase 1b/2a study of AFM13 as an IST in patients with relapsed or refractory CD30+ lymphoma led by investigators at Columbia University in New York that was initiated in the third quarter of 2017. In addition to evaluating clinical efficacy, this is also a translational study in patients with cutaneous manifestations of their disease and is designed to evaluate serial peripheral blood and tumor samples, thereby enabling assessment of NK cell biology and tumor cell killing within the tumor microenvironment. Interim data were recently presented at ASH2018. Furthermore, we are conducting a phase 1b clinical study of AFM13 in combination with Merck’s anti-PD‑1 antibody pembrolizumab (Keytruda®) in HL patients who are relapsed /refractory to chemotherapy and Adcetris® and who have not received prior anti-PD‑1 antibody therapy. In this study, enrollment was completed and 6‑month data were recently presented at ASH2018. In addition, we are conducting two phase 1 clinical studies of AFM11, one in patients with relapsed/refractory non-Hodgkin Lymphoma (NHL), and the other in patients with relapsed/refractory acute lymphocytic leukemia (ALL). During the fourth quarter of 2018, we suspended enrollment of AFM11 after the occurrence of two life-threatening and one fatal SAEs. Subsequently, we received notification from the FDA that the regulatory agency formally placed the AFM11 IND application on full clinical hold. In early March 2019, we submitted a complete response document to the FDA that summarizes the clinical data from the two AFM11 phase 1 studies to request that the clinical hold be lifted so that clinical development of AFM11 may proceed in ALL patients.

•

Establish R&D and Commercialization Capabilities in Europe and in the United States While we plan to retain rights to our product candidates, in the future we may enter into additional collaborations that provide value for our shareholders. We intend to build a focused marketing and specialty sales team in Europe and in the United States to commercialize our product candidates that receive regulatory approval. We have established a U.S. presence in order to expand our access to the U.S. talent pool, build our clinical development capabilities and maintain a close relationship to the financial and pharmaceutical community to ensure our strategy can adapt in the competitive landscape.

•

Use Our Technology Platforms and Intellectual Property Portfolio to Continue to Build our Cancer Immunotherapy Pipeline. We generate our product candidates from our proprietary ROCK® antibody engineering technology platform. We plan to continue to leverage our platform to develop new pipeline product candidates. We believe we can utilize our platform to address additional targets that we may in-license in the future or identify internally. We intend to continue to innovate in our field and create additional layers of intellectual property in order to enhance the platform value and extend the life cycle of our products. We believe our strong intellectual property position can be used to support internal development as well as out-licensing and collaboration opportunities.

•

Maximize the Value of our Collaboration Arrangements with Genentech, LLS, Merck and MD Anderson. We have a research agreement with the Leukemia and Lymphoma Society (LLS) under which LLS has committed to co-fund the development of AFM13. We believe that this collaboration will also allow us to expedite patient enrollment for future studies by leveraging the LLS’s existing relationships with key U.S. clinical investigators. In January 2016, we entered into a clinical research collaboration with Merck & Co to investigate the combination of AFM13 with Merck’s anti-PD‑1 therapy, Keytruda® (pembrolizumab) for the treatment of patients with relapsed/refractory HL. In December 2016, we entered into a clinical development and commercialization collaboration with The University of Texas MD Anderson Cancer Center, or MD Anderson, to evaluate AFM13 in combination with MD Anderson’s NK cell product derived from umbilical cord blood. MD Anderson is responsible for conducting preclinical research activities, investigating this combination in preclinical models of CD30 positive lymphoma, which are intended to be followed by a phase 1 clinical study of the combination in patients with CD30 positive, relapsed/refractory lymphomas. We fund research and development expenses for this collaboration and hold an option to exclusive worldwide rights to develop and commercialize any product developed under the collaboration. In addition, in August 2018, we entered into a research collaboration and license agreement with Genentech, a member of the Roche Group, for the development and commercialization of certain product candidates that contain novel NK cell engager-based immunotherapeutics to treat multiple cancers. We believe that these collaborations help to validate and more rapidly advance our discovery efforts, technology platforms and product candidates, and will enable us to leverage our platforms through additional high-value partnerships. As part of our business development strategy, we aim to enter into additional research collaborations in order to derive further value from our platforms and more fully exploit their potential.

•

Intensify our Collaboration with Academia. We have entered into multiple collaborations with academic partners, including the GHSG, the Mayo Clinic, Washington University in St. Louis, the Columbia University and MD Anderson Cancer Center, amongst others. We will continue to engage with key experts in our areas of interest.

•

Utilize AbCheck to Generate and Optimize Antibodies. We formed AbCheck in 2009 to leverage our antibody screening platform and partner with other biopharmaceutical companies in fee-for-service engagements. We use AbCheck’s state-of-the-art phage and yeast display screening technologies as well as a proprietary batch humanization process and bioinformatics tools to identify and optimize antibodies that are highly specific for the targets we or our customers select, and that we engineer into bi- and trispecific immune cell engagers. AbCheck’s high-quality capabilities have been validated through multiple international collaborations with globally active pharmaceutical and biotechnology companies such as Tusk Therapeutics, bluebird bio, Eli Lilly, Daiichi Sankyo, Pierre Fabre and others.

Our Strengths

We believe we are a leader in developing cancer immunotherapies due to several factors:

•

Our Lead Product Candidate, AFM13, is a First-in-Class Innate Cell Engager. AFM13 is an innate cell engager that is currently in development for HL and CD30‑positive lymphoma in relapsed/refractory patients. To engage and activate innate immune cells, we have engineered AFM13 with a unique binding specificity for CD16A. AFM13 binds to CD16A with approximately 1,000‑fold higher affinity than native antibody molecules via the constant region. While native antibodies bind to CD16A and CD16B with similar affinity, AFM13 does not bind to CD16B which is expressed on the surface of neutrophils. Neutrophils exist in such large amounts that most AFM13 would bind to this cell type and only a small part would be available for binding to CD16+ innate immune cells. We believe that AFM13 is the only antibody in development that can specifically engage CD16A+ cells, in particular NK cells and macrophages, with very high affinity. The LLS has agreed to co-fund a portion of the development of AFM13. In the second quarter of 2015, a phase 2a proof of concept study of AFM13 was initiated by the GHSG in HL patients that have received all standard therapies and have relapsed after or are refractory to Adcetris®. The study is now recruiting HL patients relapsed or refractory to treatment with both Adcetris® and anti-PD‑1 antibodies to explore the efficacy of AFM13 as a single agent in these heavily pretreated HL patients. We are also supporting a phase 1b/2a study of AFM13 in patients with relapsed or refractory CD30+ lymphoma as an IST led by Columbia University in New York that was initiated in the third quarter of 2017. In addition to determining clinical efficacy and safety, this is a translational study in patients with cutaneous manifestations of their disease and is designed to allow for serial peripheral blood and tumor biopsies, thereby enabling assessment of immunobiology and tumor cell killing within the tumor microenvironment. We initiated a clinical phase 1b study investigating the combination of AFM13 with Merck’s Keytruda®  (pembrolizumab) in patients with relapsed/refractory HL in the first half of 2016. The study is designed to establish a dosing regimen for the combination therapy and assess its safety and efficacy. We have also entered into a clinical development and commercialization collaboration with MD Anderson to evaluate AFM13 in combination with MD Anderson’s cord-blood derived NK cell product.

•

Our T cell-engaging Lead Product Candidate, AFM11. In preclinical studies, AFM11 has demonstrated highly specific and effective engagement of T cells, inducing rapid and potent in vitro and in vivo tumor cell killing. A total of 33 patients have been treated across two clinical Phase 1 studies, one in patients with relapsed/refractory NHL and the other in patients with relapsed/refractory ALL. Interim results of the ALL study were presented at ASH2018 and showed preliminary efficacy in patients with relapsed/refractory ALL. The program is currently on clinical hold following the occurrence of two life threatening events in the NHL study and one death in the ALL study. In early March 2019, we submitted a complete response document to the FDA that summarizes the clinical data from the two AFM11 phase 1 studies to request that the clinical hold be lifted so that clinical development of AFM11 may proceed in ALL patients.

•

Our Innate Cell Engager Preclinical Candidate, AFM24. We are developing AFM24, an innate cell engager targeting EGFR. AFM24 is designed to treat patients with different EGFR expressing solid tumors with the potential for better efficacy and safety as compared to currently used therapeutic anti-EGFR standard of care that are associated with significant toxicities and resistance to treatment. We have successfully completed a toxicology study in cynomolgus monkeys at a range of dose levels up to 75mg/kg over 4 weeks with no observed toxicities even at high dose levels. In contrast, Cetuximab an approved anti-EGFR antibody, revealed significant toxicity in the same dose-range. We anticipate completing IND-enabling studies for AFM24 by mid-year 2019 and plan to initiate a first-in-human study in the second half of 2019.

•

Our Fit-for-Purpose ROCK® (Redirected Optimized Cell Killing) Platform. We have developed our fit-for-purpose ROCK®  platform to enable the generation of first-in-class tetravalent, multi-specific immune cell engagers. It supports innate and adaptive drug development and enables us to tailor tetravalent, bispecific innate cell engagers with high avidity and affinity, and variable PK profiles to different indications and settings, including generation of molecules against validated oncology targets to address the limitations of existing standard treatments.

•

Retained Global Commercial Rights for our Three Product Candidates in our Pipeline. Our pipeline product candidates AFM13, AFM11 and AFM24 are unencumbered. We retain all options to derive value from these product candidates, including commercialization in all or select markets when and if they are approved. To maximize the value of our platform, we will continue to explore partnerships to support the development or commercialization of our programs in certain territories.

•

Experienced Management Team with Strong Track Record in the Development and Commercialization of New Medicines. Members of our management team have extensive experience in the biopharmaceutical industry, and key members of our team have played an important role in the development and commercialization of approved drugs. Our Chief Executive Officer Adi Hoess was a member of the team that developed and commercialized Firazyr®, while our Chief Operating Officer Wolfgang Fischer played a leading role in the development of Myfortic®, Certican®, Tasigna®, Zarzio®, Erelzi® and Rixathon®. Our Chief Medical Officer Leila Alland has played key roles in the development and approval of Tagrisso®, Opdivo®, Tasigna® and Caelyx®/Doxil®.

•

Strong Technology Base and Solid Patent Portfolio in the Field of Targeted Immuno-Oncology. We are a leader in the field of bispecific antibody therapeutics for the treatment of cancer. We have a patent portfolio that includes the ROCK® platform itself. Further, we have a proprietary position in innate cell engagement, specifically regarding binding domains directed at CD16A with no cross-reactivity to CD16B. We have more than a decade of experience in the discovery and development of such complex antibodies, and our molecular architecture allows for efficient and cost-effective manufacturing. In addition to supporting internal product development, we believe our strong intellectual property position can be used to support out-licensing and collaboration opportunities in the field of immuno-oncology.

Our research and development pipeline

We are developing a pipeline of immune-cell engagers for the treatment of cancer as shown below:

Our lead candidate, AFM13, is a first-in-class innate cell engager designed for the treatment of certain CD30‑positive (CD30+) B- and T cell malignancies. AFM13 selectively binds to CD30, a clinically validated target, and CD16A, an integral membrane glycoprotein receptor expressed on the surface of NK cells and macrophages, triggering a signal cascade that leads to the destruction of CD30‑positive tumor cells. In contrast to conventional full-length antibodies, AFM13 does not bind to CD16B, which prevents binding to other cell types, e.g. neutrophils, and binds with equal affinity to CD16A polymorphisms at position 158. Furthermore, AFM13 binds CD16A with an approximately 1000‑fold higher affinity than monoclonal antibodies thereby significantly increasing potency and efficacy as preclinically demonstrated.

We are currently investigating AFM13 as monotherapy and as combination therapy in relapsed/refractory CD30‑positive lymphoma patients and relapsed/refractory HL patients.

In the completed first-in-human phase 1 dose-escalation clinical study, AFM13 was well-tolerated and demonstrated tumor shrinkage or slowing of tumor growth, with disease control shown in 16 of 26 patients eligible for efficacy evaluation. AFM13 also demonstrated tumor shrinkage in patients who had relapsed after, or were refractory to Adcetris® (brentuximab vedotin), a CD30‑targeted chemotherapy approved by the U.S. Food and Drug Administration, or FDA, in August 2011 as a salvage therapy for HL. Approximately half of the patients treated with Adcetris® experienced disease progression in less than half a year after initiation of therapy. Six out of seven patients who became refractory to Adcetris® as the immediate prior therapy experienced stabilization of disease under AFM13 treatment according to Cheson’s criteria, standard criteria for assessing treatment response in lymphoma. We believe that based on its novel mode of action, AFM13 may be beneficial to patients who have relapsed or are refractory to treatment with Adcetris® and may provide more durable clinical benefit.

Affimed is also currently supporting an IST led by GHSG. This phase 2a clinical study of AFM13 in patients with relapsed/refractory HL started recruitment in the second quarter of 2015. Under the original protocol, seventeen patients were recruited that were relapsed/refractory to Adcetris® and naïve to anti-PD‑1 antibodies and two of these patients experienced a partial response Due to the availability of anti-PD‑1 antibodies for the treatment of relapsed/refractory HL patients, the overall study design was revised to recruit HL patients relapsed or refractory to treatment with brentuximab vedotin and anti-PD‑1 antibodies. The study is open and recruiting under the new study design.

Furthermore, we are conducting a phase 1b clinical study of AFM13 with Merck’s anti-PD‑1 antibody Keytruda® (pembrolizumab) in HL. In this study, the combination was well-tolerated with most of the adverse events observed mild to moderate in nature and manageable with standard of care. Best response assessment data from 24 patients treated at the highest AFM13 dose level (7 mg/kg) as reported by central read, showed an ORR of 88% (21 of 24 patients), including complete metabolic responses (CmR) in 46% (11 of 24 patients) and partial metabolic responses (PmRs) in 42% (10 of 24 patients). One patient experienced stable disease (SD).

We are also supporting a phase 1b/2a IST of AFM13 in patients with relapsed or refractory CD30+ lymphoma led by investigators at Columbia University in New York. In addition to determining clinical efficacy, this is also a translational study in patients with cutaneous manifestations and is designed to allow for serial biopsies, thereby enabling assessment of immunobiology and tumor cell killing within the tumor microenvironment. An interim analysis of 9 treated patients was recently presented. AFM13 could be safely administered and showed therapeutic activity as a single agent, with an objective response rate (ORR) of 44% (4/9). In detail, one complete response (CR), three partial responses (PRs) and two stable diseases (SDs) were observed. An analysis of biomarker correlatives showed a decrease in circulating NK cells (CD56+ CD3‑ , CD56+ CD16+, NKp46+) during therapy, with post-therapy recovery. In addition, increased CD69 expression on circulating NK cells pre-therapy in responders vs. non-responders was demonstrated. Tumor biopsies showed increased infiltration of CD56+ NK cells in responders compared to nonresponders, while circulating CD4+ CD25+ T cells (Tregs) decreased in responders compared to nonresponders.

In order to prepare for further clinical development, we performed preclinical studies investigating the combination of AFM13 with check-point modulators (CPMs) with collaboration partners. We believe that AFM13 and CPMs administered together could lead to greater tumor cell killing because these molecules may have a synergistic anti-tumor effect, involving both innate and adaptive immune cells. Based on preclinical data, we entered into a collaboration with Merck and have initiated a clinical phase 1b study investigating the combination of AFM13 with Merck’s anti-PD‑1 antibody Keytruda® (pembrolizumab) in patients with relapsed/refractory HL. In addition, the LLS has committed to co-fund the development of AFM13 with the focus having been shifted towards combination therapy in June 2016 following the greater focus of combination therapies in immuno-oncology.

In December 2016, we entered into a clinical development and commercialization collaboration with MD Anderson to evaluate AFM13 in combination with MD Anderson’s NK cell product. On December 3, 2018, we presented preclinical data at the American Society of Hematology Annual Meeting, outlining the successful approach of a novel premixed product, comprising of expanded cord-blood derived NK cells loaded with AFM13 to redirect their specificity against CD30+ tumor cells. MD Anderson is responsible for conducting preclinical research activities, investigating cord-blood derived NK cells in combination with AFM13, followed by a clinical phase 1 study. Data were recently published at ASH2018 and showed that AFM13 can enhance efficacy on cord blood derived NK cells both in vitro and in vivo. We fund research and development expenses for this collaboration and hold an option to exclusive worldwide rights to develop and commercialize any product developed under the collaboration.

Together with the German Cancer Research Center (DKFZ), we published data presenting evidence of AFM13, modulating NK cells by sensitizing them to IL‑2 and/or IL‑15 stimulation. In this study, after exposure to AFM13, NK cells showed improved IL‑2‑ and IL‑15‑mediated proliferation and cytotoxicity. These data support the strategy of combining our innate cell engagers with IL‑2‑ or IL‑15 to potentially achieve stronger clinical responses.

Our second clinical stage candidate, AFM11, is a T cell engager designed for the treatment of certain CD19+ B cell malignancies, including non-Hodgkin Lymphoma, or NHL and Acute Lymphocytic Leukemia, or ALL). AFM11 binds selectively with CD19, a clinically validated target in B cell malignancies. It also binds to CD3, a component of the T cell receptor complex, triggering a signal cascade that leads to the destruction of tumor cells that carry CD19. Based on its molecular characteristics, in particular its molecular weight, we expect AFM11 will have a longer half-life than blinatumomab, a bispecific antibody also targeted against CD19 and CD3 developed by Amgen, and approved in the United States and Europe. AFM11 has shown 100‑fold higher affinity to CD3 resulting in up to 40‑fold greater cytotoxic potency at low T cell counts compared to blinatumomab. We therefore believe it may have an efficacy advantage, especially in immunocompromised patients. As the PK is longer as compared to Amgen’s BiTEs such as Blincyto, AFM11 might have a convenience advantage due to its half-life and we are exploring different dosing regimens in our clinical studies to address specific features relating to T cell engagement, which may require longer infusion times. We are conducting two phase 1 clinical studies of AFM11, one in patients with relapsed/refractory NHL and one in patients with relapsed/refractory ALL. The NHL study has recently completed the third dose cohort and the ALL study was enrolling into the sixth dose cohort. Thirty-three patients have been treated in total in the two ongoing Phase 1 studies. Interim results from the ALL study were recently presented and showed tolerable safety, and complete remissions in 3 of 11 patients treated n the highest 3 dose cohorts. On October 8, 2018, we suspended enrollment of AFM11 after the occurrence of life-threatening or fatal SAEs in three patients, which included two life threatening events in the NHL study and one death in the ALL study. Subsequently, we received notification from the FDA that the regulatory agency formally placed the AFM11 IND application on full clinical hold. In early March 2019, we submitted a complete response document to the FDA that summarizes the clinical data from the two AFM11 phase 1 studies to request that the clinical hold be lifted so that clinical development of AFM11 may proceed in patients with acute lymphocytic leukemia.

Our third candidate, AFM24, is an innate cell-engaging bispecific antibody targeting EGFR. AFM24 is designed to treat patients with different EGFR expressing solid tumors with the potential for better efficacy and safety as compared to current therapeutic anti-EGFR monoclonal antibodies that are associated with significant toxicities and treatment resistance. We have successfully completed a toxicology study in cynomolgus monkeys at a range of dose levels up to 75mg/kg over 4 weeks with no observed toxicities even at high dose levels. In contrast, Cetuximab an approved anti-EGFR antibody revealed significant toxicity in the same dose-range. We anticipate completing IND-enabling studies for AFM24 by mid-year 2019 and plan to initiate a  first-in-human study in the second half of 2019.

We have also developed AFM26, an innate cell-engaging bispecific antibody targeting B cell maturation antigen (BCMA) to address the medical need for a novel approach to treat multiple myeloma. AFM26 employs a unique mechanism of action through high affinity engagement of NK cells which in vitro demonstrates efficacy against cells expressing even very low levels of BCMA. NK cell binding of AFM26 is largely unaffected by IgG competition. In addition, AFM26 offers the opportunity for a combination with adoptive NK cell transfer, as it appears to have a favorable safety profile with lower cytokine release as compared to BiTE. In the third quarter of 2018, we successfully partnered AFM26 and no longer control its development.

Amphivena’s product candidate, AMV564, is a CD33/CD3‑specific T cell engager. Amphivena is clinically developing AMV564 for the treatment of acute myeloid leukemia (AML), for which Amphivena has obtained Orphan Drug Designation, and other hematologic malignancies. In preclinical studies, AMV564, which was derived from our   ROCK®  platform, has demonstrated potent and selective cytotoxic activity in AML patient samples as well as robust tumor growth inhibition and a complete elimination of leukemic blasts in xenograft models. The IND application for AMV564 was accepted in July 2016 and Amphivena is conducting a phase 1 clinical study of AMV564 in relapsed or refractory AML. In June 2018, Amphivena reported initial data from this study. The data demonstrate that AMV564 engages and activates T cells resulting in leukemic cytoreduction. Amphivena has also initiated a Phase 1 dose escalation study of AMV564 in myelodysplastic syndrome (MDS).

In addition, we have been exploring the generation of novel bispecific ROCK®  -based innate cell engagers and trispecific Abs for various undisclosed targets which are currently at a discovery stage to be developed for different indications.

Immune System and Cancer Background

Immune System

The human immune system is characterized by an early, nonspecific initial response called innate immunity, and a highly specific response adapted to pathogenic or tumorigenic antigenesis called adaptive immunity. Although the human immune system is normally capable of recognizing foreign or aberrant cells, cancer cells have developed highly effective ways to escape the surveillance and defense mechanisms of the immune system. As a result, immune cells such as NK cells and macrophages (parts of the innate immune system) and T cells (a part of the adaptive immune system) cannot recognize tumor cells as foreign or aberrant and therefore cannot fight them.

•

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

•

Macrophages: Macrophages are mature monocytes that are present in almost tissues and patrol the body in order to engulf and digest microorganisms, dead cells or cellular debris in a process called phagocytosis. In this role they are an important first line of defense of innate immunity and very important for inducing inflammation, secreting signaling molecules and presenting antigens to adaptive immune cells, all being important for the induction of immune responses.

•

T cells: T cells are part of the adaptive immune system and only target cells that present an antigen on their surface which has been presented before to the T cells by so-called antigen-presenting cells, such as dendritic cells and macrophages. The antigen presentation triggers a biological cascade, resulting in the clonal expansion of antigen-specific T cells.

Increased understanding of the fundamentals of cellular and molecular tumor immunology has identified many ways by which the immune system can be augmented to treat cancer, including priming/boosting of the immune system, T cell modulation, reducing immunosuppression in the tumor microenvironment and enhancing adaptive immunity. This new area of medicine, termed cancer immunotherapy, has the potential to offer adaptable and durable cancer control across a variety of tumor types. Our ROCK® platform-based immune cell engagers enable a direct interaction of NK cells, macrophages or T cells with cancer cells on the level of single cells, leading to the destruction of the tumor cells.

Cancer

Cancer is a broad group of diseases in which cells divide and grow in an uncontrolled fashion, forming malignancies that can invade other parts of the body. In normal tissues, the rates of new cell growth and cell death are tightly regulated and kept in balance. In cancerous tissues, this balance is disrupted as a result of gene mutations, causing unregulated cell growth that leads to tumor formation. While tumors can grow slowly or rapidly, the dividing cells will nevertheless accumulate and the normal organization of the tissue will become disrupted. Cancers subsequently can spread throughout the body by processes known as invasion and metastasis. Cancer cells that arise in the lymphatic system and bone marrow are referred to as hematological malignancies. Cancer cells that arise in other tissues or organs are referred to as solid tumors.

According to the American Cancer Society, cancer is the second most common cause of death in the United States. In the United States, 1.7 million new cases of cancer are expected to be diagnosed in 2019, and more than 606,000 deaths from cancer are expected to occur. The 5‑year relative survival rate for all cancers diagnosed during 2008‑2014 was 69%. According to a National Institute of Health analysis, medical costs associated with cancer reached $125 billion in 2010 and are projected to increase another 27% by 2020, to at least $158 billion.

The most common methods of treating patients with cancer are surgery, radiation and drug therapy. For patients with localized disease, surgery and radiation therapy are particularly effective. Drug therapies are generally used by physicians in patients who have cancer that has spread beyond the primary site or cannot otherwise be treated through surgery, such as most hematological malignancies. The goal of drug therapies is to damage and kill cancer cells or to interfere with the molecular and cellular processes that control the proliferation, growth and survival of cancer cells. In many cases, drug therapy entails the administration of several different drugs in combination. Over the past several decades, drug therapy has evolved from non-specific drugs that kill both healthy and cancerous cells, to drugs that target specific molecular pathways involved in cancer.

An early approach to pharmacological cancer treatment was to develop drugs, referred to as chemotherapies or cytotoxic drugs, which kill rapidly proliferating cancer cells through mechanisms, such as stopping cell division, disrupting cell metabolism or causing damage to cellular components required for tumor survival and rapid growth. While these drugs have been effective in the treatment of some cancers, cytotoxic drug therapies act in an indiscriminate manner, killing healthy cells along with cancerous cells. Due to their mechanism of action, many cytotoxic drugs have a narrow therapeutic window. i.e. dose range above which the toxicity causes unacceptable or even fatal levels of damage and below which the drugs are not effective in eradicating cancer cells.

The next approach to pharmacological cancer treatment was to develop drugs, referred to as targeted therapeutics, including monoclonal antibodies, which are antibodies that derive from a single parent cell, that target specific biological molecules in the human body that play a role in cell growth and the spread of cancer. Included in this category are small molecule drugs as well as large molecule drugs, also known as biologics. With heightened vigilance and new diagnostic tests, targeted therapies (including monoclonal antibodies such as Herceptin®, Rituxan®, Erbitux® and Avastin® as well as small molecules such as Nexavar® and Tarceva®), have resulted in improvements in overall survival for many cancer patients. More recently, antibodies have been developed that are optimized regarding their effector function, also known as Fc optimized antibody drugs, for example obinutuzumab. These molecules are designed to engage NK cells and macrophages more effectively in the elimination of cancer cells.

Cancer immunotherapy plays an increasing role among emerging cancer drug therapies. The intention is to harness the body’s own immune system to fight tumor cells. There are different approaches: vaccinations, checkpoint modulators, T cell and innate cell engagers, for example, bispecific antibodies, or cellular therapies involving transforming patient’s own T cells to express a specific chimeric antigen receptors (CARs). Ipilimumab (Yervoy®), sipuleucel-T (Provenge®), and more recently nivolumab (Opdivo®), pembrolizumab (Keytruda®), and blinatumomab (Blincyto®) were amongst the first cancer immunotherapies to enter the market. Our platforms of bi- and trispecific antibodies add further promise to the field of immuno-oncology.

Our Technologies

We have developed our proprietary fit-for-purpose ROCK®  (Redirected Optimized Cell Killing) antibody platform to enable the generation of first-in-class multivalent, multi-specific immune cell engagers. Our antibodies have been shown to retarget innate and adaptive immune cells.  ROCK®  enables us to tailor tetravalent, bispecific immune cell engagers with high affinity and avidity, as well as variable PK profiles for different indications and settings. Through this platform, we were able to generate molecules against validated oncology targets to address the limitations of existing standard treatments.

Schematic representation of our fit-for-purpose ROCK® platform

Our ROCK® platform offers modularity and versatility for customizable antibody generation and is differentiated from other technologies and is designed to deliver immune cell engagers that:

•	target different tumor-associated antigens
•	enable tumor cell killing even with low target expression
•	demonstrate high affinity binding and avidity based on bivalency
•	recruit innate immune cells through anti-CD16A-specific epitopes and T cells through anti-CD3‑specific epitopes
•	offer different PK profiles
•	possess long cell retention time
•	show evidence of specific innate immune cell activation and their tumor infiltration (CD16A engagers)

Leveraging our fit-for-purpose ROCK® platform, we develop proprietary, next-generation bispecific antibodies, so-called immune cell engagers, which are designed to direct and establish a bridge between either innate immune cells or T cells and cancer cells. Our immune cell engagers have the ability to create an immunological synapse between innate immune cells or T cells and cancer cells and trigger a signal cascade that leads to the destruction of cancer cells. Due to their novel tetravalent architecture (which provides for four binding domains), our immune cell engagers bind to their targets with high affinity and have half-lives that support intravenous administration and dosing schedules similar to monoclonal antibodies (mAbs) to achieve potent antitumor efficacy. We are developing a variety of tetravalent, bispecific antibody formats with the potential to tailor immune-engaging therapies to different indications and settings.

Immune Cell Engagers

Our fit-for-purpose ROCK® platform enables the design and development of various antibody formats. Our lead product candidate AFM13 is an innate cell engager binding to CD16A on NK cells and macrophages and CD30, a receptor found on the tumor cells of patients with HL and other CD30+ malignancies.

Specifically, they are designed to have the following properties:

•	bispecific or trispecific targeting;
•	binding with high specificity, or selectivity;
•	binding with high affinity/avidity, or strength;

•	molecular weight allowing for intravenous bolus administration; and
•	stable structure conducive to efficient and cost-effective manufacturing.

Trispecific Antibodies (TriFlex)

ROCK® also enables the generation of trispecific antibodies. Like bispecific immune cell engagers, trispecific Abs also have two domains for immune cell targeting and two for tumor cell targeting, but their two tumor binding domains or effector cell binding domains can be distinct, each one designed to bind a different target on the tumor cell or effector cell, respectively (see illustration below). ROCK® enables development of our trispecific Abs as both NK cell and T cell engagers.

Schematic representation of bispecific immune cell engagers (left and middle) and trispecific Abs (right)

Schematic representation of the mode of action of a tetravalent bispecific immune cell engager

Immune cell engagers bind to immune cells and enable both the recognition of tumor cells and their redirection to these tumor cells by forming an immunological synapse. Immune cells then release perforins, creating pores in the tumor cell membrane through which granzymes enter the cell, triggering apoptosis and resulting in tumor cell death.

Innate cell engagers

Innate immune cells, such as NK cells and macrophages, distinguish between healthy cells and foreign or aberrant cells through a process that is governed by a complex interaction of activating and inhibitory receptors that regulate their activity. While innate immune cells can bind to the Fc regions of native full-length antibodies through Fcγ receptors to induce a cytotoxic effect, our Innate immune cell engagers are designed to enhance the activity of innate immune cells in killing targeted tumor cells because they bind the FcγRIIIA (CD16A) receptor on innate immune cells with high specificity and approximately 1,000‑fold higher affinity than IgG-based antibodies, and greater than 25‑fold higher affinity than typical Fc-optimized IgG antibodies.

CD16A is an integral membrane glycoprotein found on the surface of innate immune cells, but not neutrophils. Classical mAbs bind not only to CD16A, but, to our knowledge, also to the highly homologous CD16B, an isoform differing from CD16A by only a few amino acids. CD16B is expressed on neutrophils, which are the most numerous white blood cells (leukocytes), and blood plasma contains high levels of soluble CD16B cleaved from the daily turnover of apoptotic neutrophils. Thus CD16B, being readily available to bind to any Fc-based antibody formats, facilitates target-mediated drug disposition for such antibodies. To engage and activate innate immune cells, we have generated a highly effective and specific human antibody that specifically targets the CD16A receptor and does not cross-react with CD16B; This antibody also binds to both CD16A allotypes (amino acid 158 with either valine or phenyalanine) with equal affinity, a polymorphism that has been shown to reduce efficacy of marketed classical antibodies such as trastuzumab or elotuzumab (see figure below).

Binding of innate immune cell engager to CD16A (high-and low affinity genetic variants (allotypes) 158V and 158F, respectively) and to CD16B (SH, NA1 and NA2 allotypes), the latter showing zero response (no binding)

Our lead innate cell engager AFM13, binds to CD16A on immune cells and to CD30, a receptor found on malignant cells that have been implicated in lymphoma, including HL and T cell lymphoma.

T cell engagers

CD4+ or CD8+ T-lymphocytes (T cells) are primary effectors of adaptive immunity and launch an attack only once foreign or aberrant material is processed and small pieces thereof are presented to them. Our T cell engagers are designed to tether a T cell directly to a target on a tumor cell.

Our T cell immune cell engagers bind with high affinity to the CD3 protein of the T cell receptor and a target molecule on the tumor cell. Once our T cell immune cell engagers recruit a T cell to the tumor cell, the T cell generates a strong activation signal that induces the release of cytotoxic proteins perforin and granzyme and results in the destruction of the cancer cell. Our T cell engagers have demonstrated in preclinical studies target-dependent cytotoxicity at low picomolar concentrations, which we believe may allow us to achieve therapeutic doses in the microgram range. In the absence of a tumor cell, the binding to CD3 on the T cells by the immune cell engagers is not sufficient to activate the T cells.

Our T cell engager lead candidate, AFM11, binds to CD3 and CD19, a B cell receptor found on malignant cells that cause leukemia or lymphoma, including NHL. The high potency of AFM11 has also been measured at low T cell counts, which may be of particular benefit to patients whose immune systems are compromised, for example by chemotherapy.

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

In January 2015, we were awarded a €2.4 million ($3 million) grant program from the German Federal Ministry of Education and Research (BMBF). The grant, awarded under the BMBF’s “KMU-innovative: Biotechnology – BioChance” program, covered approximately 40% of funding for a research and development program to develop multi-specific antibodies for the treatment of multiple myeloma.

Our Target Markets

HL and CD30‑positive Malignancies

HL is a type of lymphoma, which is a cancer originating from white blood cells called lymphocytes. CD30 is a cell membrane protein and tumor marker of different hematological malignancies of which HL is one of the more prevalent. There are approximately 9,000 new cases of HL in the United States every year and about 23,000 new cases in North America, the European Union and Japan.

Patients with newly diagnosed HL, depending on disease stage, are treated primarily with chemotherapy, sometimes in combination with radiotherapy. The current initial standard regimens are highly effective, but associated with acute and chronic toxicity. A number of patients are either refractory to or relapsing from standard therapy that included chemotherapy followed by Adcetris®, and we believe these represent a total of approximately 4,000‑5,000 patients every year in North America, the European Union and Japan.

Adcetris® is the first approved targeted therapy for HL patients that are relapsed/refractory to second line treatments. Adcetris® targets CD30, the same target as AFM13, but has a different mode of action, acting as a targeted chemotherapy, rather than as a targeted immunotherapy. As an antibody-drug conjugate, Adcetris®

delivers a toxin (monomethyl auristatin E) to the cells that carry the CD30 antigen. The drug conjugate is internalized by the tumor cell, which is then destroyed. In a phase 2 clinical study, Adcetris® treatment in relapsed/ refractory HL patients resulted in an overall response rate of 75% and a complete response rate of 34%. However, the median progression free survival after Adcetris® is only 9.3 months. In addition, the treatment is associated with considerable adverse events like neutropenia (low neutrophils) and neuropathy (damage to the peripheral nervous system).

FDA and EMA have approved nivolumab in classical HL that has relapsed or progressed after autologous hematopoietic stem cell transplantation and Acetris® in 2016. Recently, the FDA has approved pembrolizumab for the treatment of adult and pediatric patients with refractory classical Hodgkin lymphoma (cHL), or who have relapsed after three or more prior lines of therapy. Overall response rates for the anti-PD‑1 antibodies (nivolumab and pembrolizumab) in relapsed/refractory classical HL patients post brentuximab vedotin are 64 to 74%, with complete remission rates of 12‑25%. Other CD30+ hematological malignancies include CD30+ hematological malignancies include CD30+ T cell lymphoma, or TCL, and CD30+ diffuse large B cell lymphoma, or DLBCL (approximately 25% of DLBCL tumors express CD30), which together contribute approximately 6,000‑8,000 relapsed/refractory cancer cases per year in North America, the European Union and Japan.

Other CD30‑positive Malignancies

4% of all new cancer cases in the US are NHL (SEER Database).  In 2016, approximately 72 000 new cases of NHL were diagnosed in the US (SEER estimate). 5-10% of all Non-Hodgkin Lymphomas (NHL) are peripheral T-Cell Lymphomas (pTCL) and the majority are B-Cell Lymphomas. Within the NHL subtypes, malignancies that are  CD30+ include CD30+ T cell lymphoma, or TCL, and CD30+ diffuse large B cell lymphoma, or DLBCL (approximately 25% of DLBCL tumors express CD30), which together contribute approximately 6,000-8,000 relapsed/refractory cancer cases per year in North America, the European Union and Japan. There are between 3500- 7200 newly diagnosed cases of pTCL in the US every year of which 40-50% are positive for CD30.  Nearly 100% of both types of ALCL are positive for CD30 which represent about 10% of all NHL cases.

NHL

Among a large group of lymphomas, approximately 80% belong to the NHL group. These cancer types can originate from either malignant B cells or T cells, whereby B cell derived NHL comprises the vast majority. NHL includes precursor B cell tumors and 12 distinctly-defined mature B cell tumors, among them DLBCL, follicular lymphoma, or FL, and mantle cell lymphoma, or MCL. The latter three subtypes are the focus of the clinical development of AFM11. The total annual incidence of all B cell lymphoma subtypes in North America, the European Union and Japan is about 160,000 cases, of which 70,000 are in the United States. DLBCL alone represents about 46,000 new patients in North America, the European Union and Japan every year, and currently some 20,000 patients with DLBCL relapse from or become refractory to a series of standard treatments every year.

There is a high medical need for new treatment options in NHL, especially in the relapsed/refractory setting. Standard first line treatment of patients with NHL consists of the CHOP chemotherapy regimen (cyclophosphamid, anthracyclin, vincristin, prednison). The regimen is usually combined with rituximab (an anti CD20 monoclonal antibody) and called R-CHOP. While this regimen results in a durable response for the majority of patients with aggressive disease, in patients with indolent, or slowly progressing, disease, the chemotherapy is less effective. The effect of treatments in relapsed/refractory NHL also depends on the type of disease. For instance, response rates achieved with new targeted therapies in follicular lymphoma (FL) or mantle cell lymphoma (MCL) are at least partially promising and ibrutinib (Impruvica®) was approved in the United States for MCL in 2013 based on phase 2 data showing an overall response rate of 66%. However, in diffuse large B cell lymphoma (DLBCL), data are less promising with response rates usually not exceeding 45%. Promising results for this patient population were seen with blinatumomab, a bispecific antibody with the same disease target and immune cell target as AFM11 (CD19/CD3). In a dose-escalation study, patients (n=35)

treated with the maximum tolerated dose (MTD) showed an overall response rate of 69%. In addition, the FDA has recently approved two CAR-T cell therapies: Kymriah® for the treatment of B-cell ALL and Yescarta® for patients suffering from B cell NHL, demonstrating ORRs of 83% and 72%, respectively.

Other CD19‑positive Malignancies

ALL, an aggressive type of leukemia characterized by an overproduction of lymphocytes in the bone marrow and the peripheral blood, is also primarily a B cell disease and exhibits the CD19 receptor. According to the National Cancer Institute, in 2013 an estimated number of 6,000 ALL cases were newly diagnosed in the United States, more than half in children and adolescents. Treatment of patients with ALL usually consists of a regimen that includes vincristine, prednisone, and an anthracycline, with or without asparaginase, and results in a complete response rate of up to 80% in patients aged 1‑18 years; for adults, complete response rates are considerably lower (about 30% for patients above 40 years of age). Blincyto® (blinatumomab) has been approved in the United States and in the EU for Philadelphia chromosome-negative relapsed or refractory B cell precursor acute lymphocytic leukemia (ALL). This product is a bifunctional molecule similar to AFM11 in its targeting features and has demonstrated a moderate response rate of about 42% in the labelled adult population.

There are many ongoing clinical studies with investigational drugs, targeting in CD19+ malignancies, including CARs that are in early-stage development for several CD19+ malignancies. CARs are showing high response rates in early clinical studies; however, their clinical use seems to be limited by multiple factors, including potential significant adverse side effects.

EGFR-positive Malignancies

Current treatment options for solid tumors consist of a mix of surgery, chemotherapy, radiotherapy and targeted therapies. While historically chemotherapy or radiotherapy regimens were standard, nowadays tumor specific antigens guide decision-making for an optimal treatment regimen for individual patient. This has led to the implementation of innovative treatments as standard of care in many solid tumors, in particular monoclonal antibodies and tyrosine kinase inhibitors are frequently used.

EGFR is one of the important targets which is exploited by these targeted therapies. It is expressed in a wide range of solid tumors and is considered a validated target for their treatment. Erbitux® and Vectibix® are anti-EGFR monoclonal antibodies which are approved for the treatment of RAS-wildtype metastatic colorectal cancer. This represents ~ 45‑50% of all colorectal cancer patients. However, the treatment of RAS mutant colorectal cancer (CRC) is not effective as the down-stream signaling cascade is constitutively activated and thereby confers resistance to both Erbitux® and Vectibix®. Patients with RAS-mutant CRC might be treated with so-called tyrosine kinase inhibitors. In addition, Erbitux® is also approved for the treatment of locally advanced and recurrent/metastatic head and neck cancer (HNSCC). The anti-EGFR mAb Necitumumab is approved for squamous cell carcinoma of the lung.

Beyond these approved indications, there are signals of clinical activity of anti-EGFR mAbs from early clinical studies in a wide range of different indications.

Immunotherapies play an increasing role in solid tumors. PD‑1 checkpoint inhibitors have been approved for the treatment of melanoma, lung cancer, renal cancer, bladder cancer and head and neck cancer. Many studies with cancer immunotherapies are ongoing. It is expected that immunotherapies will play an increasing role in the standard therapy of solid tumors. However, even with these advances, cure is still the exception for the majority of late stage tumors, in particular metastatic tumors, and the medical need for new and safe treatment approaches remains generally high for solid tumors.

There is a broad spectrum of development opportunities for our tetravalent bispecifc EGFR-targeting antibody.

•

RAS mutant colorectal cancer: The main mode-of-action of Erbitux® and Vectibix® is the inhibition of the down-streaming signaling cascade of EGFR. However, certain mutations within the RAS-oncogene results in a lack of activity of both mAbs in RAS mutant colorectal cancer. Recent data also indicate that other mutations in the down-stream signaling cascade like BRAF mutations might also confer resistance to Erbitux® and Vectibix®. In contrast, AFM24 introduces a novel MoA inducing direct innate immune cell mediated killing of EGFR-positive cells. It might therefore be able to overcome these limitations and be clinically active, regardless of RAS mutation status.

•

Combination therapy: It has been demonstrated that the PD1‑PDL 1 axis plays an important role in different solid tumor types. This supports the combination of AFM24 with a checkpoint inhibitor in several EGFR-positive tumors, in which the checkpoint inhibitors are approved, e.g. NSCLC and HNSCC.

•

Improved benefit/risk profile versus the established EGFR-targeting mAbs: By its mode-of-action our antibody might be more efficacious than the available EGFR-targeting mAbs in their approved indications (mCRC RAS WT, HNSCC, squamous NSCLC) and might exhibit an improved safety profile, especially with respect to skin toxicity, which is the most common side effect of Vectibix® and Erbitux®. Eventually an improved benefit/risk profile could result in a replacement of the existing therapies.

•

Development on EGFR-positive solid tumors, in which no other EGFR mAbs are approved: Clinical signals of anti-tumor activity have been observed in a broad range of indications aside from the approved ones, among those are for example triple negative breast cancer and esophageal cancer. These indications might be further pursued with the EGFR antibody.

Our Product Candidates

Our development pipeline currently comprises three distinct product candidates for which we retain full commercial rights. Initially, we will pursue indications in which the medical need is high and for which there is a significant population of patients needing treatment in the salvage setting, expecting to expedite the time to market. If and when we obtain approval for our product candidates as salvage therapies, we plan to explore whether they could also be used as first- or second-line treatments, most likely in combination with one or more treatments that comprise the existing standard of care. All of our product candidates have the potential to target several indications, which could represent significant incremental commercial opportunities in the future.

AFM13

Overview

AFM13 is a first-in-class innate cell engager that we have engineered to bind with high affinity to CD30 expressing tumor cells and at the same time binding to CD16A surface proteins to activate NK cells. AFM13 is intravenously administered in order to recruit innate immune cells and redirect them to the tumor by binding to CD30. AFM13 has several advantageous characteristics:

•	By targeting CD16A, AFM13 binds to NK cells and macrophages but not to neutrophils and is therefore more selective than full-length antibodies that bind to both CD16A and CD16B.
•	Preclinical experiments have demonstrated that the cytotoxic potency of AFM13 is consistently higher than native and Fc-enhanced anti-CD30 full-length antibodies.
•	AFM13 has the potential to be effective for all known and relevant genetic variants of CD16A.

The clinical and preclinical data that we have accumulated to date suggest that AFM13 appears to be well differentiated from Adcetris®, an approved targeted therapy for HL and TCL patients. Although AFM13 employs the same disease target as Adcetris®, namely CD30, the two compounds are fundamentally different in their mechanism of action: Adcetris® is a targeted chemotherapy, while AFM13 is a targeted immunotherapy. Adcetris® delivers a toxin (monomethyl auristatin E) to the cells that carry the CD30 receptor, and the cell is killed by the action of the toxin after its internalization and release from the antibody. In contrast, AFM13 does not need to enter the cell, but serves as a connector on the cell surface between the CD30 receptor and a CD16A-positive immune cell. Once the cells are in contact, the killing activity of the immune cell is triggered.

Tumor cells have the ability to activate a multi-drug resistance system, or MDR, which we believe may contribute to the development of resistance to Adcetris®. The MDR, however, does not affect the efficacy of an immunotherapy like AFM13. We believe that this difference may not only translate into efficacy of AFM13 in patients relapsing from Adcetris® therapy, but ultimately into a longer clinical benefit. In addition, the off-target toxicity of Adcetris®’ toxin monomethyl auristatin E causes severe neutropenia (low neutrophils) and neuropathy (damage to the peripheral nervous system). We believe AFM13 may avoid these side effects because it does not introduce a toxin such as monomethyl auristatin E into the cells. Hence, AFM13 may address Adcetris®’ safety limitation.

Clinical development of AFM13

A phase 2a clinical study of AFM13 in patients with HL started recruitment in the second quarter of 2015. Due to delays in opening trial sites and the availability of anti-PD‑1 antibodies for the treatment of relapsed/refractory HL patients, in the past we have experienced slower recruitment into the study than anticipated. Consequently, the overall study design was revised in order to adapt to the changing treatment landscape, namely the availability of anti-PD‑1 antibodies. The study now includes HL patients relapsed or refractory to treatment with both brentuximab vedotin (Adcetris®) and anti-PD‑1 antibodies. Different dosing protocols of AFM13 are being explored to allow for improved exposure in more heavily pretreated patient populations. The study is open and recruiting under the new study design. AFM13 has been granted orphan drug status for the treatment of HL in the United States and the European Union.

In 2016 we initiated a phase 1b clinical study investigating the combination of AFM13 with Merck’s anti-PD‑1 antibody Keytruda®  (pembrolizumab) in HL patients that have relapsed after or are refractory to chemotherapy and Adcetris®. The study is designed to establish a dosing regimen for the combination therapy and assess its safety and efficacy. In this study, the combination was well-tolerated with most of the adverse events observed mild to moderate in nature and manageable with standard of care. Best response assessment data from 24 patients treated at the highest AFM13 dose level (7 mg/kg) as reported by central read, showed an ORR of 88% (21 of 24 patients), including complete metabolic responses (CmR) in 46% (11 of 24 patients) and partial metabolic responses (PmRs) in 42% (10 of 24 patients). One patient experienced stable disease (SD). We are also supporting a phase 1b/2a IST of AFM13 in patients with relapsed or refractory CD30+ lymphoma led by investigators at Columbia University in New York. In addition to determining clinical efficacy, this is also a translational study in patients with cutaneous manifestations and is designed to allow for serial biopsies, thereby enabling assessment of NK cell biology and tumor cell killing within the tumor microenvironment. Enrollment of a total of 9 patients in 3 dose cohorts is complete. An interim analysis of this study was recently presented. In 9 patients (dosed at 1.5‑7.0 mg/kg) AFM13 was well tolerated and showed therapeutic activity as a single agent, with an objective response rate (ORR) of 44% (4 of 9 patients). In detail, one complete response (CR), three partial responses (PRs) and two stable diseases (SDs) were observed. An analysis of biomarker correlatives showed a decrease in circulating NK cells (CD56+ CD3‑ , CD56+ CD16+, NKp46+) during therapy, with post-therapy recovery. In addition, increased CD69 expression on circulating NK cells from responders vs. non-responders was demonstrated. Tumor biopsies showed increased infiltration of CD56+ NK cells pre-therapy in responders compared to nonresponders, while circulating CD4+ CD25+ T cells (Tregs) decreased in responders compared to nonresponders. Most recently the study was amended to allow for recruitment of up to 6 additional patients.

In December 2016, we entered into a clinical development and commercialization collaboration with MD Anderson to evaluate AFM13 in combination with MD Anderson’s cord-blood derived NK cell product. On December 3, 2018, we presented data at the American Society of Hematology Annual Meeting, outlining the successful approach of a novel premixed product comprising expanded cord-blood derived NK cells loaded with AFM13 to redirect their specificity against CD30+ malignancies. MD Anderson is responsible for conducting preclinical research activities aimed at investigating its NK cells derived from umbilical cord blood in combination with AFM13, which are intended to be followed by a clinical phase 1 study. We fund research and development expenses for this collaboration and hold an option to exclusive worldwide rights to develop and commercialize any product developed under the collaboration.

Together with the German Cancer Research Center (DKFZ), we published data presenting evidence of AFM13 modulating NK cells by sensitizing them to IL‑2 and/or IL‑15 stimulation. In this study, after exposure to AFM13, the NK cells showed improved IL‑2‑ and IL‑15‑mediated proliferation and cytotoxicity. These data support the strategy of combining our NK -cell engagers with IL‑2‑ or IL‑15 to potentially achieve deeper clinical responses.

AFM13‑101 phase 1 dose escalation clinical study

We have conducted a phase 1 clinical study of AFM13, AFM13‑101, in patients with HL. All patients in this study suffered from heavily pretreated relapsed/refractory disease and had documented progression of disease at study entry. The objectives of the study were: to determine the safety and tolerability of increasing doses of single cycles of AFM13 as a monotherapy; to determine the maximum tolerated dose and optimal biological dose of AFM13; to determine the pharmacokinetic (PK) profile of AFM13; to analyze immunological markers, NK cell activity, NK cell markers, serum outcome markers and cytokine release; to assess the immunogenicity, or ability to provoke an immune response, of AFM13; and to assess the activity of AFM13. The phase 1 study was conducted in Germany and the United States. We submitted a CTA for the phase 1 study to the PEI in May 2010 and an IND application to the FDA in June 2010.

The study enrolled 28 patients (16 males, 12 females) in eight dose cohorts. In the dose escalation part, 24 patients received increasing doses of AFM13 ranging from 0.01 mg/kg to 7.0 mg/kg on a weekly dosing schedule for four weeks. In addition, four patients were treated with 4.5 mg/kg twice weekly for four weeks. Of the 28 patients, 14 had refractory disease and the remainder had relapsed disease. The patients had received a median of six (range three to 11) previous lines of therapy for HL. Nine patients had previously received Adcetris®.

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

Twenty-six of 28 patients were eligible for efficacy evaluation. For the remaining two patients, efficacy assessments have not been performed. Of the 26 patients, three had a partial remission, 13 had stable disease and 10 had disease progression as best overall response. With the exception of the 0.04 mg/kg dose cohort, anti-tumor activity was observed at all dose levels tested but was more pronounced at or above 1.5 mg/kg. In this subgroup (n=13), 3 partial responses (=50% tumor shrinkage) and 7 cases with stable disease were observed, with an overall response rate of 23% (3/13) and a disease control rate of 77%. The chart below shows for these 13 individual patients the best overall response measured as a percentage change in tumor volume from baseline (baseline = 0 at the y-axis). The volume is calculated as sum of perpendicular diameters (SPD) for selected lesions of the tumors based on CT-scans.

AFM13‑101 Best Overall Response in % Change in Tumor Volume from Baseline in 13 Patients who Received 1.5 mg/kg

Six of seven patients refractory to Adcetris® as their most recent treatment experienced stabilization of disease, or SD, following AFM13 treatment. One experienced progressive disease, or PD.

AFM13‑101 Data for Patients Refractory to Adcetris® as Immediate Prior Therapy

PATIENT	AFM13 DOSE (mg/kg)	# PRIOR TREATMENTS	MOST RECENT TREATMENT	TIME LAST ADCETRIS®- FIRST AFM13	AFM BEST RESPONSE
001‑01	0.01 weekly	6	Adcetris®, 5 cycles	1 month	SD
001‑02	0.01 weekly	7	Adcetris®, 8 cycles	1 month	SD
001‑07	0.15 weekly	11	Adcetris®, 7 cycles	3 months	SD
001‑11	0.5 weekly	7	Adcetris®, 5 cycles	3 months	SD
001‑12	0.5 weekly	7	Adcetris®, 9 cycles	1 month	SD
003‑01	0.5 weekly	9	Adcetris®, 4 cycles	1.5 months	SD
001‑21	4.5 twice	8	Adcetris®, 8 cycles	2.5 months	PD

Certain biomarkers indicated dose-dependent effects suggesting most active doses at or above 1.5 mg/kg. PK data were assessed in patients of all dosing cohorts. A dose proportional increase of systemic exposure (AUC0‑ (or Area Under the Curve from zero to infinity in a plot of the concentration of the drug in blood plasma against time, which represents the total drug exposure over time) and Cmax (or the maximum (or peak) concentration of the drug measured in plasma after the drug has been administered)) was observed. AFM13 was detectable in peripheral blood up to 168 hours post infusion in the highest dosing cohort. The mean half-life (t1/2) for dose cohorts 1.5 mg/kg was 9‑19 hours. AFM13 treatment resulted in an increase of activated NK cells, which are characterized by CD69 expression at their surface. There was a trend showing that higher doses result in a more pronounced increase of CD69+ NK cells. Moreover, CD69 levels rose after AFM13 administration and fell to about baseline prior to the next dose (see figure below), indicating a pattern that reflected the PK of AFM13. All 28 patients in the study had measurable levels of soluble CD30 (sCD30), at the start of AFM13 treatment. sCD30 is shed by the tumor and measurable in peripheral blood. In 24 patients the level was decreased at the end of treatment. Patients treated in dosing cohorts 1.5 mg/kg all had a marked decrease of sCD30.

AFM13‑101: Relative number of activated (CD69+) NK cells in patients receiving 7 mg/kg AFM13 (mean, n=3)

Based on the phase 1 data we concluded, together with experts and authorities, that AFM13 has a favorable safety profile. In addition, AFM13 showed activity in terms of tumor response and pharmacodynamics (PD), even in Adcetris® refractory patients. However, PK and PD indicate that the dose regimen has to be optimized and that the measured clinical effect is likely to underestimate the potency of AFM13 in HL. Consequently, in the phase 2a proof of concept study, the dose has to be 1.5 mg/kg; AFM13 has to be administered more frequently, at least for a certain time; the treatment duration has to be longer than four weeks; and a second cycle has to be mandatory in patients that showed benefit from AFM13 treatment in the first cycle, i.e. complete response, partial response or SD.

Relapsed/refractory Hodgkin Lymphoma after failure of standard treatments

Subsequent clinical development for AFM13

The proof of concept was demonstrated in the phase 2a study of AFM13 as a monotherapy in relapsed/refractory HL or relapsed/refractory CD30‑positive lymphoma, and we are in the process of initiating a phase 2b study. The nature and design of this study, which will be submitted to the authorities, has been determined based on end-of-phase‑2 meetings with the FDA.

We believe that the phase 2b study could support an application for registration in relapsed/refractory HL or CD30‑positive lymphoma. This belief is based on the fact that AFM13 is being developed in salvage settings with high medical need and currently very limited treatment options.

Competent authorities, including the FDA, have regulations in place that allow for an accelerated approval procedure in indications with high medical need. Janet Woodcock, Director of the FDA’s Center for Drug Evaluation and Research, summarized the intention of the FDA to help patients by streamlining drug approval procedures under certain circumstances. There are also numerous precedents for such approval strategies. For example, Adcetris® received accelerated approval in 2011 based on data from an open label phase 2 study in 102 patients with relapsed/refractory HL. In addition, the FDA in 2014 approved Blincyto® (blinatumomab) under breakthrough designation and accelerated review after only 2.5 months review time.

Following discussions with the FDA during the fourth quarter of 2018, we announced our registrational pathway and updated clinical development plans for AFM13. We plan to initiate a phase 2 study evaluating the efficacy and safety of AFM13 as monotherapy in patients with relapsed or refractory CD30 positive peripheral T cell lymphoma (PTCL) or transformed mycosis fungoides (TMF), a subset of cutaneous T cell lymphoma (CTCL), in the first half of 2019. Based on the unmet medical need for safe and effective new treatments in these hard-to-treat populations and preliminary feedback from the FDA, we believe that results from an open-label, single-arm phase 2 study could form the basis for a BLA submission and support an accelerated approval for patients with relapsed or refractory CD30‑positive PTCL or TMF.

AFM13 safety was demonstrated not only as monotherapy but also as combination therapy with the anti-PD‑1 antibody Keytruda® (pembrolizumab). Based on encouraging preclinical efficacy combining AFM13 with anti-PD‑1 antibody in a mouse model of lymphoma, we entered into a collaboration with Merck to study the combination of AFM13 with Merck’s anti-PD‑1 antibody Keytruda® (pembrolizumab) in patients with relapsed/refractory HL. We have completed enrollment and presented encouraging 6‑month data at the recent ASH2018 meeting.

In December 2016 we entered into a clinical development and commercialization collaboration with MD Anderson to evaluate AFM13 preclinically in combination with MD Anderson’s NK cell product and data was recently presented at the ASH2018 meeting. The parties are currently planning the initiation of a clinical study in relapsed/refractory CD30‑positive lymphoma patients that are treated with a combination of AFM13 and cord-blood derived NK cells.

AFM11

Overview

AFM11 is a T cell engager that we have engineered to bind with high affinity to both the CD19 receptor on certain tumor cells and CD3, a component of the T cell receptor complex. CD19 is expressed on multiple B cell malignancies, including various forms of NHL, ALL and CLL.

AFM11 has three advantageous characteristics:

•

AFM11 is characterized by a high affinity to CD3, resulting in greater cytotoxic potency as determined in in vitro cytotoxicity assays, especially at low T cell counts, which may be important in immunocompromised patients.

•

AFM11 will not activate T cells alone by binding to CD3; it needs to bind to both targets. Thus, if there is a lack of CD19+ cells, no T cell activation can be expected, which represents an important safety consideration.

•	AFM11 has a molecular weight of 104 kDa. As shown for AFM13, which has a similar molecular weight, we believe AFM11 should have a half-life that allows for administration through intravenous infusion.

The most promising clinical data for patients with relapsed/refractory B cell malignancies is with Blincyto® (blinatumomab), a bispecific antibody with the same disease target and immune cell target as AFM11 (CD19/CD3). Blincyto® has meanwhile been approved for the treatment of Philadelphia chromosome-negative relapsed or refractory B cell precursor acute lymphocytic leukemia (ALL). The response rates observed with this molecule in clinical studies with patients with relapsed or refractory B cell precursor ALL are higher than those obtained with other experimental and approved treatments used in the salvage setting. Moreover, in the pivotal “TOWER” study of blinatumomab versus chemotherapy in patients with relapsed/refractory ALL studies 76% of patients achieving complete remission to blinatumomab were MRD (minimal residual disease) negative which implies a complete ablation of the malignant clone, versus only 48% of patients treated with chemotherapy and who achieved complete remission. Negative MRD status is a predictor of long-term outcome. In additon, the pivotal “TOWER” study has confirmed an extended progression-free survival and overall survival for patients treated with blinatumomab compared to standard chemotherapy.

The preclinical data that we have accumulated to date suggest that AFM11 may be well differentiated from blinatumomab. AFM11 has a molecular mass of 104kD, which might allow intravenous administration as a continuous infusion of shorter duration compared to blinatumomab, which is administered continuously over four weeks and up to five cycles. In preclinical studies comparing AFM11 to a reference BiTE molecule made with the same sequence as blinatumomab, AFM11 showed a 100‑fold higher affinity to the CD3 receptor, resulting in greater in vitro cytotoxic potency. Unlike the reference compound for blinatumomab, for which cytotoxic potency decreases at lower effector cell to tumor cell ratios, AFM11’s cytotoxic potency remains constant. Specifically, when tumor cells are 5x the number of T cells (effector cell to tumor cell or E:T = 0.2), AFM11’s potency is 40‑fold higher than that of blinatumomab (figure below, left). In another experiment, AFM11 led to more complete tumor cell lysis (death) at low T cell counts when compared to a blinatumomab reference compound (figure below, right). These findings may be of clinical importance because patients that have been treated with chemotherapy suffer from lymphopenia with a significant reduction in absolute T cell numbers. These findings could theoretically also be of significance in tumor masses, which are poorly vascularized and to which T cells have limited access.

Cytotoxic potency (effective concentration (EC) for 50% cell lysis) of AFM11 in comparison to a reference compound with the same sequence as blinatumomab at various effector cell (T cell) to tumor cell ratios. Left: cytotoxicity (stronger, if lower EC50); right: % cell lysis at 10 pM antibody concentration.

Clinical Development of AFM11

AFM11‑101 phase 1 dose escalation clinical study

In May 2014 we initiated a phase 1 clinical study to assess the safety of AFM11 in patients with relapsed/ refractory CD19+ NHL. Patients with several subtypes of NHL have been included.

In addition, a phase 1 clinical study of AFM11 in patients with relapsed/refractory B precursor ALL commenced in the third quarter of 2016. The objectives of the studies are to determine the safety and tolerability of increasing doses of AFM11 monotherapy; to determine the maximum tolerated dose or optimal biological dose; to assess the PK of AFM11 in serum; to assess the biological activity of AFM11; to assess PD markers in blood; to assess the anti-tumor activity of AFM11; and to recommend the dose for phase 2a studies in NHL and ALL patients, respectively.

During the fourth quarter of 2018, we suspended recruitment to both AFM11 studies after the occurrence of life-threatening events in three patients, which included two life-threatening events in the NHL study and a death in the ALL study. Subsequently, we received a notification from the FDA that the regulatory agency formally placed the AFM11 IND application on full clinical hold.

Subsequent development plan for AFM11

In early March 2019, we submitted a complete response document to the FDA that summarizes the clinical data from the two AFM11 phase 1 studies to request that the clinical hold be lifted so that clinical development of AFM11 may proceed in ALL patients.

AFM24

We are developing AFM24, an innate cell-engaging bispecific antibody targeting EGFR. AFM24 is designed to treat patients suffering of EGFR expressing solid tumors with the potential for better efficacy and safety as compared to current therapeutic anti-EGFR monoclonal antibodies that are associated with significant toxicities and resistance to treatment. We have successfully completed a toxicology study in cynomolgus monkeys at a range of dose levels up to 75mg/kg over 4 weeks with no observed toxicities even at high dose levels. In contrast, Cetuximab an approved anti-EGFR antibody revealed significant toxicity in the same dose-range. We anticipate completing IND-enabling studies for AFM24 by mid-year 2019 and plan to initiate a  first-in-human study in the second half of 2019.

AFM26

We developed AFM26, an innate cell-engaging bispecific antibody targeting B cell maturation antigen (BCMA) to address the medical need for a novel approach to treat multiple myeloma. AFM26 employs a unique mechanism of action through high affinity engagement of NK cells, demonstrating in vitro efficacy against cells expressing even low levels of BCMA. AFM26 NK cell binding is largely unaffected by IgG competition. In addition, AFM26 offers the opportunity for combination with adoptive NK cell transfer, as it appears to have a favorable safety profile with lower cytokine release as compared to BiTE. In the third quarter of 2018, we entered into an agreement to partner AFM26, and no longer control the rights to its development.

Antibody generation at AbCheck

AbCheck is our wholly owned, independently operated proprietary antibody screening platform company. AbCheck combines four different technologies to supply high-quality antibodies to us as well as others on a fee-for-service basis. AbCheck offers phage display antibody libraries, yeast display, affinity maturation algorithm technologies and Rabbit Mass Humanization. AbCheck is recognized for its expertise in antibody discovery throughout the United States and Europe and has been working with globally active pharmaceutical and biotechnology companies such as Tusk Therapeutics, bluebird bio, Eli Lilly, Daiichi Sankyo, Pierre Fabre and others.

The Naïve Human Antibody Library

The Naïve Human Antibody Library leverages the power of the human immune system by using antibody sequences generated in vivo. Sequences of variable heavy chains are taken from the IgM pool of healthy human donors, where the highest diversity of antibody sequences can be found. The heavy chains are recombined with variable light chains in the phage display vector to maximize diversity. This library ensures the fast and reliable discovery of highly specific and highly affine human antibodies for virtually every possible target protein. AbCheck has conducted more than 30 successful antibody discovery projects, including antibodies against complex cell surface receptors.

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

Mass Humanization

AbCheck has developed the mass humanization technology in partnership with Distributed Bio. It is an entirely new approach for multi-parameter engineering and optimization of monoclonal therapeutics. By analyzing the matured repertoire of rabbits and humans, AbCheck was able to pre-compute and pre-encode the complete humanization landscape in a “mass humanization” technology, in which they humanize the in vivo immune response of a rabbit in a single experiment.

Collaborations

We have entered into strategic collaborations for some of our therapeutic programs. As part of our business development strategy, we aim to increase the number of our research collaborations in order to derive further value from our platforms and additionally exploit their potential. Key terms of our current material collaborations are summarized below.

Genentech

Overview

On August 24, 2018 we entered into a research collaboration and license agreement with Genentech, a member of the Roche Group, for the development and commercialization of certain product candidates that contain novel NK cell engager-based immunotherapeutics to treat multiple cancers. Under the terms of the agreement, in the fourth quarter of 2018 we received $96 million in initial upfront payments and other funding.

Research collaboration and license agreement

Under the terms of the research collaboration and license agreement (for purposes of this subsection, the “Agreement”), we granted Genentech an exclusive, royalty-bearing, sublicensable worldwide license during the term of the Agreement and thereafter under patent rights and know-how to commercialize the licensed portfolio and any additional product candidates developed pursuant to the Agreement against the exclusive targets designated by Genentech. Genentech has granted us a non-exclusive, royalty-free, non-sublicensable, worldwide license under certain of its intellectual property solely to fulfill our research obligations under the Agreement.

In addition to the $96 million in payments received in 2018, we are eligible to receive up to approximately $5.0 billion in total milestone payments upon successful development and commercialization of all product candidates developed pursuant to the Agreement. Of the $5.0 billion in milestone payments, approximately $250 million relate to development activities, $1.1 billion relate to receipt of regulatory approvals, and $3.6 billion relate to achievement of specified thresholds of worldwide net sales. In addition, we are eligible to receive tiered royalties from Genentech on net sales of licensed product candidates on a product-by-product and country-by-country basis until the later of the date when there are no valid patent claims under our licensed patents covering such licensed product in the applicable country and the tenth anniversary of the date of first commercial sale of such licensed product in such country. In March 2019 we were informed that an initial pre-clinical milestone was approved by Genentech.

Under the terms of the Agreement, Genentech will be responsible for a majority of the research, development and commercialization costs incurred in respect of each product candidate. The development of each product candidate will be overseen by a joint project team, which will in turn be overseen by a joint research committee, or JRC, consisting of an equal number of representatives of Genentech and us. If the JRC is unable to reach agreement, Genentech generally has final decision-making authority, provided that the JRC may not increase or decrease costs dedicated to our research activities under any research plan without our consent.

We are subject to certain efforts requirements in connection with our research activities under the Agreement, provision of technical assistance to Genentech and agreement with Genentech upon designation of the exclusive targets. Genentech must use commercially reasonable efforts to develop and commercialize in one of the United States, European Union or Japan at least one licensed product that binds to each exclusive target.

We will own intellectual property that we solely develop under the Agreement or that predominantly relates to its antibody engineering platform or molecule fragments that bind to the NK cell. Genentech will own intellectual property that it solely develops under the Agreement or that predominantly relates to an antibody designed to solely bind to an exclusive target. Other newly developed intellectual property will be jointly owned by us and Genentech. The parties will jointly prosecute related patents, provided that Genentech will make final decisions regarding prosecution of patents that claim exclusive targets or relate to developed intellectual property that it solely owns under the Agreement and we will make final decisions regarding prosecution of patents that relate to developed intellectual property that we solely own under the Agreement.

The Agreement will expire on a country-by-country basis and licensed product-by-licensed product basis until there is no remaining royalty payment or other payment obligation in such country with respect to a licensed product. Either party may terminate the Agreement in its entirety, or with respect to a particular target, for any uncured material breach of the Agreement by the other party. Either party may also terminate the Agreement upon the other party’s insolvency. Genentech also has the right to unilaterally terminate the Agreement in its entirety or with respect to a particular target, in its sole discretion, upon certain advance written notice. If the Agreement is terminated in its entirety or with respect to a particular exclusive target, either by Genentech for convenience or by us for material breach, we have a right to negotiate commercially reasonable terms under which Genentech grants to us (i) the right to transfer licensed products under any terminated exclusive target to us and (ii) a license for Genentech’s intellectually property to such licensed products for further commercialization of such licensed products. If we do not agree with Genentech on such terms, the dispute will be finally settled by arbitration.

Amphivena

Overview

In 2013, we entered into a license and development agreement, which amended and restated a 2012 license agreement, with Amphivena Therapeutics, Inc., or Amphivena, based in South San Francisco, CA, to develop a CD33xCD3 immune cell engager antibody to be used in patients suffering from AML in exchange for an interest in Amphivena and certain milestone payments. Amphivena received funding from MPM Capital, Calibrium (formerly Aeris Capital) and us. Amphivena had entered into an agreement with Janssen that gave

Janssen the option to acquire Amphivena upon predetermined terms following acceptance by the FDA of an IND filing for the product candidate, but Janssen declined to exercise this option in July 2016 and Amphivena retains full rights to the product candidate. We successfully reached our first three milestones, up to the generation and acceptance of a CD33xCD3 development candidate immune cell engager meeting certain target features. The third milestone was reached in the first quarter of 2015. Following the achievement of the third milestone of the Amphivena collaboration we were eligible to receive a milestone payment of €7.5 million payable in three installments. The first installment of €1.3 million was paid in the first quarter of 2015, and the second installment of €4.2 million was paid in October 2015. An additional amount of €0.5 million was received in October 2016, which comprised €1.5 million as partial payment for the third installment, net of €1.0 million of additional financing we provided to Amphivena to support the future clinical development of its product candidate, AMV564. Following the expiration of the license and development agreement with Amphivena when the IND became effective, we continued to provide services on a smaller scale to complete the deliverables required under the agreement, and have been financially supporting the future clinical development of AMV564 with €2.8 million in financing, €1.0 million of which was invested in Amphivena in October 2016, €0.6 million of which was invested in March 2017,  €0.3 million of which was invested in December 2017 and €0.9 million of which was invested in June 2018.

In exchange for the technology license to Amphivena, we received shares of stock of Amphivena, and, in connection with an equity financing involving us and other third-party investors, we made cash investments in Amphivena in exchange for additional shares of stock and entered into certain related agreements governing our rights as a shareholder of Amphivena. As of December 31, 2018, those cash investments totaled $4.0 million (€3.5 million), and we owned approximately 7% of the outstanding equity of Amphivena on a fully diluted basis.

Amphivena has separately entered into a warrant agreement with Janssen Biotech Inc. that gave Janssen the option to acquire Amphivena following IND acceptance by the FDA of such product candidate, upon predetermined terms, in exchange for payments under the warrant. Upon effectiveness of such IND application in July 2016, Janssen decided to not exercise its option. We have received payments for research and development services provided by us under the license and development agreement entered into with Amphivena prior to its expiration. Through December 31, 2018, €14.5 million (net of our share in funding Amphivena) was paid to us under the license and development agreement. We do not expect to provide any additional significant services or generate significant additional revenues under the license and development agreement.

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

Licenses. Pursuant to the license and development agreement, we have granted Amphivena certain product and technology licenses, each of which includes the right to grant sublicenses to its affiliates or third parties through multiple tiers, subject to certain notice requirements, including the following:

•

an exclusive, worldwide, royalty-free license under the technology of certain immune cell engagers to research, develop, make, have made, use and commercialize any immune cell engagers developed under the agreement;

•

a non-exclusive, worldwide, royalty-free license under other antibody-specific intellectual property we control to research, develop, make, have made, use and commercialize any immune cell engagers developed under the agreement; and

•

an exclusive, worldwide, royalty-free license under certain antibody-specific intellectual property we control to research, develop, make, have made, use and import certain antibodies and portions thereof or products derived therefrom developed under the agreement.

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

The Leukemia & Lymphoma Society

Overview. In 2013, we entered into a research funding agreement with The Leukemia & Lymphoma Society, or LLS, for the clinical development of AFM13. Pursuant to the research funding agreement, LLS agreed to co-fund the clinical phase 2a development of AFM13 and to contribute up to approximately $4.4 million over two years to support the project. We have agreed to match LLS’s contributions toward the project budget. Our receipt of the $4.4 million total that LLS has agreed to contribute is conditioned on the achievement of certain milestones in connection with the development of AFM13, five of which have been met. As a result, we have already received $4.2 million in funds from LLS. We must use the funding provided by LLS exclusively with the development program, and return any excess funding to LLS. We are solely responsible for and have control over all development work and are obligated to use commercially reasonable efforts, as defined in the research funding agreement, in our conduct of the development program to achieve the specified milestones. We also have retained exclusive commercialization and distribution rights to AFM13. The research funding agreement was amended in April 2014 to amend the projected milestone event dates and modify certain aspects of the agreement regarding the phase 2a study design. The research funding agreement was further amended in June 2016 to reflect a shift in development focus of AFM13. Recent changes within the rapidly evolving cancer immunotherapy treatment landscape have resulted in a shift to development of combination therapeutic approaches. Having successfully established a collaboration with Merck in January 2016 to test AFM13 in combination with Keytruda® in relapsed/refractory Hodgkin lymphoma patients, we have prioritized the development of AFM13 as a combination therapy. Consequently, we have agreed with LLS to amend the research funding agreement so that the milestones now relate primarily to the development of AFM13 as a combination therapy.

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

Exclusivity. DKFZ originally granted us an exclusive license to the licensed patent rights for an already-expired initial period. The validity of the exclusive license automatically renews for subsequent one-year terms unless either party provides written notice of a modification at least three months prior to the expiration of the then-current one-year term. No such modification has been issued by either party to date, and the license is in force on an exclusive basis with respect to the licensed patent rights that relate to our TandAb antibody platform including our key product candidates.

Term and termination. The license agreement has terminated with the expiration of the last to expire licensed patent in 2018.

Xoma

In September 2006, we entered into a license agreement with Xoma Ireland Limited, or Xoma, pursuant to which Xoma granted us a worldwide, fully paid-up, royalty-free, non-exclusive and non-transferable license to conduct research on immunoglobulins under certain patent rights and know-how owned or otherwise controlled by Xoma. In March 2018, the last of the licensed Xoma patent rights expired, and we no longer have any obligations to Xoma under the agreement.

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

AFM13

We own and/or control our AFM13 (CD30 NK cell TandAb) patent portfolio, which includes three patent families. Our first patent family is issued and relates to the engineered antibody format, which is called TandAb, and the methods of making or using such bispecific, tetravalent domain antibodies. This patent family will expire in 2019. The patents are granted in several major markets, including Australia, Canada, Europe (Austria, Belgium, Denmark, France, Germany, Great Britain, Italy, the Netherlands, Spain, Sweden and Switzerland/Liechtenstein), Japan and the United States. The second patent family on AFM13 is granted for the use of the specific target combination for the treatment of cancer using a bispecific molecule. This patent family is granted in Europe (Austria, Belgium, France, Germany, Great Britain, Ireland, Italy, the Netherlands, Spain and Switzerland/Liechtenstein) and will expire in 2020. Our third patent family relates to the mode of action of AFM13, the recruitment of immune effector cells via a specific receptor. These patents will expire in 2026. We filed a related PCT application and respective national phases are pending in Brazil, Canada, China, Japan and the United States. Any patents resulting from these patent applications, if issued, also will expire in 2026. Patents have been granted in Australia, India, Japan, Russia, Europe (France, Great Britain, Germany, Switzerland and Liechtenstein, Belgium, the Netherlands, Italy, Spain, Austria, Denmark and Sweden) and certain claims have been allowed in the United States. The latest patent application on AFM13 relates to its combination with PD‑1 antibodies, and was filed in 2016. We filed a related PCT application which entered the national phases in Australia, Brazil, Canada, China, Europe, India, Japan, Russia and the United States.

AFM11

We own and/or control our AFM11 patent portfolio. This portfolio includes one patent family granted in Australia, Canada, Europe, Japan and the United States and one patent family pending in Australia, Brazil, Canada, China, Europe, Japan, Mexico, Russia and the United States. As in the case of AFM13, our issued patents relate to the engineered antibody format, which is called TandAb, and on which the AFM11 compound is based upon. These patents will expire in 2019. The patent application family in our AFM11 patent portfolio claims a new TandAb structure which was specifically used in AFM11 to increase its potency. This patent family was granted in Australia, China, Japan, Mexico, Russia and certain countries in Europe, and is pending in other countries. The issued patents in this family will expire either in 2030 or 2031.

AFM24

We own and/or control the patents which cover our EGFR/CD16A compound. These include one granted patent family which is, comparable to AFM11 and AFM13, the patents on the TandAb format issued in Australia, Austria, Belgium, Canada, Denmark, France, Germany, Great Britain, Italy, Japan, the Netherlands, Spain, Sweden, Switzerland/Liechtenstein and the United States. As for AFM13, another patent family relates to the recruiting of immune effector cells via a specific receptor, and will expire in 2026. Patents have been granted in Australia, India, Russia, Europe (France, Great Britain, Germany, Switzerland and Liechtenstein, Belgium, the Netherlands, Italy, Spain, Austria, Denmark and Sweden) and certain claims have been allowed in the United States.

AFM26

We have out-licensed the patents which cover our BCMA/CD16A compound. These include one granted patent family which is, comparable to AFM11, AFM13 and AFM24, the patents on the TandAb format issued in Australia, Austria, Belgium, Canada, Denmark, France, Germany, Great Britain, Italy, Japan, the Netherlands, Spain, Sweden, Switzerland/Liechtenstein and the United States.

ROCK®  platform

We own and/or control our immune cell engager platform patent portfolio. This includes a patent family that covers multivalent antibody constructs comprised of four variable domains which are fused by linkers in different length. The claims with regard to use of such immune cell engager antibodies cover general diagnostic and therapeutic use, in particular for viral, bacterial or tumoral diseases. These patents will expire in 2019 and are granted in Australia, Canada, certain countries in Europe, Japan and the United States. Another pending patent application covers immune cell engagers that have a different immune cell engager structure which shows increased potency. The application is currently pending in Australia, Brazil, Canada, China, Europe, Japan, Mexico, Russia and the United States and if issued the patent will expire in 2030. Closely related to the immune cell engager platform is the Flexibody format, which is covered by a patent family fully owned by us, granted in Europe and Japan. A U.S. application in this family is still pending. These patents and applications (if issued) will expire in 2021.

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

In-Licensed Intellectual Property

We have entered into exclusive as well as non-exclusive patent and know-how license agreements which grant us the right to develop, use and commercialize our immune cell engager antibody platform and product candidates derived thereof. The licenses include obligations to pay development milestones and sales royalties on products we develop and commercialize that were generated using the patented technologies. Please see “—License Agreements.”

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

Manufacturing

We express our tetravalent bispecific immune cell engager product candidates in mammalian cells and develop our production processes on a laboratory scale. The research grade material made in our laboratories is suitable for conducting compound profiling activities. In the course of preclinical development, we transfer the process to external manufacturers (Contract Manufacturing Organizations, or CMOs) which we select according to a standardized operating procedure. Before and during the cooperation with a CMO we conduct audits to assess quality and compliance with the mutually agreed process descriptions and current Good Manufacturing Practice (GMP) regulations. The CMOs themselves are controlled by their in-house quality assurance functions and inspected by regulatory by agencies, including EMEA and the FDA.

The technology transfer generally includes several different aspects: the development of a production cell line, the development of a research a master and working cell banks, the development and qualification of upstream and downstream processes, the development of the drug product process and the development of suitable validated analytical methods for test and release, as well as stability testing. During the development of our drug candidates, our CMOs scale the manufacturing process to suitable size. Such upscaling typically takes several steps and may involve modification of the process, in which case comparability of the resulting material to earlier preclinical and clinical material must be demonstrated to the relevant authorities before proceeding with further clinical studies. From our CMOs we receive process development-derived material for preclinical testing and material meeting GMP standards for clinical supplies.

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

We have successfully scaled up the AFM13 process and manufacturing material to meet the clinical drug demands for our clinical studies. We are currently working with several external companies to establish a manufacturing process with a productivity adequate for the commercial phase. If the clinical hold on AFM11 is lifted, for AFM11 we may need a larger scale process as well, depending on the dose and regimen that will be determined in our phase 1 study.

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

Adcetris®, an antibody-drug conjugate targeting CD30, was approved by the FDA in relapsed/refractory HL in 2011. In addition, Adcetris® was approved by the FDA in 2015 for the treatment of patients with HL at high risk of relapse or progression following autologous hematopoietic stem cell transplantation as consolidation treatment. In the European Union, Adcetris® is approved for the same indications. Adcetris® is currently being investigated in different settings and in various combinations in HL. Recent data indicate high complete response rates when combined with ipilimumab or bendamustine in relapsed/refractory HL. As we develop AFM13 for earlier-line therapies, for example in combination with other therapies, we would compete with Adcetris®, which is in development for such indications.

Clinical phase 2 data with the anti-PD‑1 CPIs nivolumab and pembrolizumab in HL has been published. This data indicates that treatment with anti-PD‑1 antibodies results in high response rates in the salvage setting of HL. The FDA granted conditional accelerated approval for nivolumab in 2016 in classical HL patients who have relapsed or progressed after autologous hematopoietic stem cell transplantation and brentuximab vedotin. The FDA also granted conditional accelerated approval for pembrolizumab in 2017 in adult and pediatric patients with refractory cHL who have relapsed after 3 or more prior lines of therapy. Adcetris® phase 2 and phase 3 studies are reported to be ongoing in combination with nivolumab. If AFM13 were to be approved for HL, we could be in competition with these therapies, as well as any other therapies or combination regimens that comprise the standard of care that AFM13 could potentially displace. Several other agents have reached proof of concept clinical studies in HL, including Afinitor (Novartis AG), ferritarg (MABLife), panobinostat (Novartis) and lenalidomide (Celgene).

With respect to competitors for AFM11, Amgen, Roche, Xencor, Regeneron, Juno Therapeutics, Novartis, Bellicum, Cellectis, bluebird bio and Kite Pharma, amongst others, are each developing therapies using T cells and other types of cells that we would compete with.

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

Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than any products that we may develop. Our competitors also may obtain FDA or other regulatory approval for their products more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market. In addition, our ability to compete may be affected in many cases by insurers or other third-party payors seeking to encourage the use of biosimilar products. Biosimilar products are expected to become available over the coming years. The regulatory framework to approve biosimilar products has already been created in Europe and the United States.

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

Government Regulation and Product Approval

Government authorities in all major pharmaceutical markets extensively regulate, among other things, the research, non-clinical and clinical development, testing, manufacture, packaging, storage, recordkeeping, labeling, advertising, promotion, distribution, marketing and import and export of pharmaceutical products such as those we are developing. Although our initial focus will be on the United States and Europe, we will develop and seek marketing approval for our products also in other countries and territories, such as Canada or Japan, and for markets that follow the leading authorities, such as Brazil or South Korea. The processes for obtaining regulatory approvals in the United States, Europe and in other countries, along with subsequent compliance with applicable statutes and regulations, require the expenditure of substantial time and financial resources.

International Conference on Harmonization (ICH)

The International Council for Harmonisation of Technical Requirements for Registration of Pharmaceuticals for Human Use, or the ICH, is a project that brings together the regulatory authorities of Europe, Japan and the United States and experts from the pharmaceutical industry in the three regions to discuss scientific and technical aspects of pharmaceutical product registration. The purpose of ICH is to reduce or obviate the need to duplicate the testing carried out during the research and development of new medicines by recommending ways to achieve greater harmonization in the interpretation and application of technical guidelines and requirements for product registration. Harmonization would lead to a more economical use of human, animal and material resources, the elimination of unnecessary delay in the global development and availability of new medicines while maintaining safeguards on quality, safety, and efficacy, and regulatory obligations to protect public health.

ICH guidelines have been adopted as law in several countries. In many areas of drug development ICH has resulted in comparable requirements, for instance with respect to the Common Technical Document, or the CTD, which has become the standard dossier format  for filings for market authorization in several jurisdictions. Thus, ICH has facilitated a more efficient path to markets.

FDA Approval Process

All of our current product candidates are subject to regulation in the United States by the FDA as biological products, or biologics. The FDA subjects biologics to extensive pre- and post-market regulation. The Public Health Service Act (PHSA), the Federal Food, Drug, and Cosmetic Act and other federal and state statutes and regulations govern, among other things, the research, non-clinical and clinical development, testing, manufacture, storage, recordkeeping, approval, labeling, promotion and marketing, distribution, post-approval monitoring and reporting, sampling, and import and export of biologics. Failure to comply with applicable U.S. requirements may subject a company to a variety of administrative or judicial sanctions, such as FDA refusal to approve pending BLAs, withdrawal of approvals, clinical holds, warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines or civil or criminal penalties.

The PHSA emphasizes the importance of manufacturing control for biological products whose attributes cannot be precisely defined. The PHSA also provides authority to the FDA to immediately suspend licenses in situations where there exists a danger to public health, to prepare or procure products in the event of shortages and critical public health needs, and to authorize the creation and enforcement of regulations to prevent the introduction or spread of communicable diseases in the United States and between states.

The process required by the FDA before a new biologic may be marketed in the United States is long and expensive and due to the nature of biological products inherently uncertain. Biologics development in the United States typically involves preclinical laboratory and animal tests, the submission to the FDA of an Investigational New Drug (IND) application which must become effective before clinical testing may commence. Furthermore, adequate and well-controlled clinical studies are required in order to establish the safety and effectiveness of the biologic for each indication for which FDA approval is sought. Developing the data to satisfy FDA marketing authorization pre requirements typically takes many years and the actual time required may vary substantially based upon the type, complexity, and novelty of the product or disease.

Preclinical tests include laboratory evaluation of product chemistry, formulation, and toxicity, as well as animal studies to assess the characteristics and potential safety and efficacy of the product. The conduct of the preclinical tests must comply with federal regulations and requirements, including good laboratory (GLP) principles. The results of preclinical testing are submitted to the FDA as part of an IND along with other information, including information about product chemistry, manufacturing and controls, and a proposed clinical study protocol. Long term preclinical tests, such as animal tests of reproductive toxicity and carcinogenicity, may continue after the IND is submitted.

An IND must become effective before United States clinical studies may begin. A 30‑day waiting period after the submission of each IND is required prior to the commencement of clinical testing in humans. If the FDA has neither commented on nor questioned the IND within this 30‑day period, the clinical study proposed in the IND may begin.

Clinical studies involve the administration of the investigational new drug or biologic to healthy volunteers or patients with the condition under investigation, all under the supervision of a qualified investigator. Clinical studies must be conducted: (i) in compliance with federal regulations; (ii) in compliance with good clinical practice, or GCP, an international standard meant to protect the rights and health of patients and to define the roles of clinical study sponsors, investigators, and monitors; as well as (iii) under protocols detailing the objectives of the study, the parameters to be used in monitoring safety, and the effectiveness criteria to be evaluated. Each protocol involving testing on U.S. patients and subsequent protocol amendments must be submitted to the FDA as part of the IND.

The FDA may order the temporary, or permanent, discontinuation of a clinical study at any time, or impose other sanctions, if it believes that the clinical study either is not being conducted in accordance with FDA requirements or presents an unacceptable risk to the clinical study participants. The study protocol and informed consent information for participants in clinical studies must also be submitted to an institutional review board (IRB) for approval. An IRB may also require the clinical study at the site to be halted, either temporarily or permanently, for failure to comply with the IRB’s requirements, or may impose other conditions. The study sponsor may also suspend a clinical study at any time on various grounds, including a determination that the subjects or patients are being exposed to an unacceptable health risk.

Clinical studies to support BLAs for marketing approval are typically conducted in three sequential phases, but the phases may overlap or be combined. In phase 1, the biologic is initially introduced into healthy human subjects or patients and is tested to assess PK, pharmacological actions, side effects associated with increasing doses, and, if possible, early evidence on effectiveness. In the case of some products for more severe or life-threatening diseases, such as cancer treatments, initial human testing may be conducted in the intended patient population. Phase 2 usually involves studies in a limited patient population to determine the effectiveness of the biologic for a particular indication, dosage tolerance, and optimum dosage, and to identify common adverse effects and safety risks. If a compound demonstrates evidence of effectiveness and an acceptable safety profile in phase 2 studies, phase 3 studies are undertaken to obtain additional information about clinical efficacy and safety in a larger number of patients, typically at geographically dispersed clinical study sites. These phase 3 clinical studies are intended to establish data sufficient to demonstrate substantial evidence of the efficacy and safety of the product to permit the FDA to evaluate the overall benefit-risk relationship of the biologic and to provide adequate information for the labeling of the biologic. Studies conducted outside of the US under similar, GCP-compliant conditions in accordance with local applicable laws may also be acceptable to the FDA in support of product licensing.

Sponsors of clinical studies for investigational drugs must publicly disclose certain clinical study information, including detailed study design and study results in NIH public ClinicalTrials.gov databases. These requirements are subject to specific timelines and apply to most controlled clinical studies of FDA-regulated products.

After completion of the required clinical testing, a Biologics License Application (BLA) is prepared and submitted to the FDA. FDA review and approval of the BLA is required before marketing of the product may begin in the United States. The BLA must include the results of all preclinical, clinical, and other testing and a compilation of data relating to the product’s pharmacology, chemistry, manufacture and controls and must demonstrate the safety and efficacy of the product based on these results. The BLA must also contain extensive manufacturing information. The cost of preparing and submitting a BLA is substantial. Under federal law, the submission of most BLAs is additionally subject to a substantial application user fee, as well as annual product and establishment user fees, which may total several million dollars and are typically increased annually.

The FDA has 60 days from its receipt of a BLA to determine whether the application will be accepted for filing based on the agency’s threshold determination that it is sufficiently complete to permit substantive review. Once the submission is accepted for filing, the FDA begins an in-depth review. The FDA has agreed to certain performance goals in the review of BLAs. Most such applications for standard review biologics are reviewed within ten months from the date the application is accepted for filing. Although the FDA often meets its user fee performance goals, it can extend these timelines if necessary, and its review may not occur on a timely basis at all. The FDA usually refers applications for novel biologics many times to an advisory committee—typically a panel that includes clinicians and other experts—for review and evaluation of data concerning the safety and efficacy of marketed investigational drug products for use in the treatment of patients and makes appropriate recommendations to the FDA Commissioner. The FDA is not bound by the recommendation of an advisory committee, but it generally follows such recommendations. Before approving a BLA, the FDA will typically inspect one or more clinical sites to assure compliance with GCP. Additionally, the FDA will inspect the facility or the facilities at which the biologic is manufactured. The FDA will not approve the product unless it verifies that compliance with cGMP standards is satisfactory and the BLA contains data that provide substantial evidence that the biologic is safe and effective in the indication studied.

After the FDA evaluates the BLA and the manufacturing facilities, it issues either an approval letter or a complete response letter. A complete response letter generally outlines the deficiencies in the submission which requires substantial additional testing and / or information, in order for the FDA to reconsider the application. Once those deficiencies have been addressed to the FDA’s satisfaction in a resubmission of the BLA, the FDA will issue an approval letter. The FDA has committed to reviewing such resubmissions in two or six months depending on the type of information included. The FDA approval is never guaranteed, and the FDA may refuse to approve a BLA if applicable regulatory criteria are not satisfied.

Under the PHSA, the FDA may approve a BLA if it determines that the product is safe, effective, pure and potent and the facility where the product will be manufactured meets standards designed to ensure that it continues to be safe, pure, and potent. An approval letter authorizes commercial marketing of the biologic with specific prescribing information for specific indications. The extension of an approval for a biologic may be significantly more limited than initially requested in the application, which might restrict the commercial value of the product. The FDA may also require that certain contraindications, warnings, or precautions are included in the prescription leaflet. In addition, as a condition of BLA approval, the FDA may require a risk evaluation and mitigation strategy (REMS) in order to track and thereby ensure that the benefits of the biologic outweigh the potential risks for patients. REMS can include medication guides, communication plans for healthcare professionals, and elements to assure safe use (ETASU). ETASU can include, but are not limited to, special training or certification for prescribing or dispensing, dispensing only under certain circumstances, special monitoring, and the use of patient registries. The requirement for a REMS might materially affect the potential market and profitability of the biologic. Moreover, product approval may require, as a condition of approval, substantial post-approval commitments, including e.g. the testing and surveillance of the biologic’s safety or efficacy. Once granted, product approvals may be withdrawn if compliance with regulatory standards is not maintained or safety concerns are identified following initial marketing.

As part of the manufacturing process, the marketing authorization holder is required to perform specific tests for each drug substance and drug product batch before it is released for distribution. If the product is subject to official lot release by the FDA, marketing authorization holder has to submit specific release data of each product batch to the FDA together with a release protocol, showing a summary of previous release specification data from all the batches produced so far as well as the data from the current batch. The FDA may also perform certain confirmatory tests on batches of some products, such as viral vaccines, before releasing the lots for distribution by the manufacturer. In addition, the FDA conducts laboratory research related to the regulatory standards on the safety, purity, potency, and effectiveness of biological products. After approval of biologics, marketing authorization holder must address any safety issues that arise, are subject to recalls or a halt in manufacturing, and are subject to periodic inspection.

Expedited Program

Speeding the availability of drugs that treat serious diseases are in everyone’s interest, in particular when the drugs are the first available treatment or if the drug has advantages over existing treatments. The FDA has developed four distinct approaches to making such drugs available as rapidly as possible: a) Priority Review, b) Breakthrough Therapy, c) Accelerated Approval and d) Fast Track. In short:

Priority Review: A Priority Review designation means that FDA’s goal is to take action on the application within 6 months.

Breakthrough Therapy: A process designed to expedite the development and review of drugs which may demonstrate substantial improvement over available therapy.

Accelerated Approval: These regulations allow drugs for serious conditions that fill an unmet medical need to be approved based on a surrogate endpoint.

Fast Track: This is a process designed to facilitate the development, and expedite the review of drugs to treat serious conditions and fill an unmet medical need.

Biosimilars

The Patient Protection and Affordable Care Act, which we refer to as the Affordable Care Act, signed into law on March 23, 2010, includes a subtitle called the Biologics Price Competition and Innovation Act of 2009. That Act created an approval pathway authorizing the FDA to approve biosimilars. Biosimilars are biological products which are “highly similar” to a previously approved biologic product or “reference product” and for which there are no meaningful differences between the biosimilar product and the reference product in terms of analytics, safety, purity, potency and clinical efficacy. To date, several biosimilars have been approved under the BPCIA framework.

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

Adverse event reporting and cGMP compliance

Adverse event reporting and submission of periodic safety reports are required following FDA approval of a BLA. The FDA also may require post-marketing testing, known as phase 4 testing, REMS, and surveillance to monitor the effects of an approved product, or the FDA may place conditions on an approval that could restrict the distribution or use of the product. In addition, manufacturing, packaging, labeling, storage and distribution procedures must continue to conform to cGMPs after approval. Biologics manufacturers and certain of their subcontractors are required to register their establishments with the FDA and certain state agencies.

Registration with the FDA subjects entities to periodic unannounced inspections by the FDA, during which the agency inspects manufacturing facilities to assess compliance with cGMPs. Accordingly, manufacturers must continue to expend time, money and effort in the areas of production and quality control to maintain compliance with cGMPs. Regulatory authorities may withdraw product approvals, request product recalls, or impose marketing restrictions through labeling changes or product removals if a company fails to comply with regulatory standards, if it encounters problems following initial marketing, or if previously unrecognized problems are subsequently discovered.

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

The process regarding approval of medicinal products in the European Union follows roughly the same lines as in the United States and likewise generally involves satisfactorily completing each of the following:

•	preclinical laboratory tests, animal studies and formulation studies all performed in accordance with the applicable EU Good Laboratory Practice regulations;
•	submission to the relevant national authorities of a clinical study application or CTA for each study in humans, which must be approved before the study may begin;

•	performance of adequate and well-controlled clinical studies to establish the safety and efficacy of the product for each proposed indication;
•

submission to the relevant competent authorities of a Marketing Authorization Application or MAA, which includes the data supporting safety and efficacy as well as detailed information on the manufacture and composition of the product in clinical development and proposed labelling;

•

satisfactory completion of an inspection by the relevant national authorities of the manufacturing facility or facilities, including those of third parties, at which the product is produced to assess compliance with strictly enforced current Good Manufacturing Practices;

•	potential audits of the non-clinical and clinical study sites that generated the data in support of the MAA; and
•	review and approval by the relevant competent authority of the MAA before any commercial marketing, sale or shipment of the product.

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

•	Informal interactions: We have had several informal discussions by phone with the PEI.
•

Formal CHMP scientific advice: We had a formal scientific advice meeting with the Committee for Medicinal Products for Human Use or CHMP at the EMA in October 2018 to discuss the further clinical development of AFM13.

•

Formal national feedback: We have had several scientific advice meetings with the PEI on AFM13 and AFM11. We also received written scientific advice from the PEI on special questions of the non-clinical development of AFM13 and AFM11. In the most recent scientific advice meeting with the FDA (October 2018) the planned phase 2 study for AFM13 was reviewed and guidance was received which has been incorporated in our clinical development plan. Following discussions with the FDA, we announced our registrational pathway and updated clinical development plans for AFM13. We plan to initiate a phase 2 study evaluating the efficacy and safety of AFM13 as monotherapy in patients with relapsed or refractory CD30 positive peripheral T cell lymphoma (PTCL) or transformed mycosis fungoides (TMF), a subset of cutaneous T cell lymphoma (CTCL), in the first half of 2019.

•	Business pipeline meetings: We have not yet sought business pipeline meetings.

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

•

medicines that have been authorized across the European Union in compliance with an agreed PIP are eligible for an extension of their patent protection by six months. This is the case even when the pediatric studies’ results are negative;

•	for orphan medicines, the incentive is an additional two years of market exclusivity, extending the typical 10‑year period to 12 years;
•	scientific advice and protocol assistance at the EMA are free of charge for questions relating to the development of medicines for children; and
•

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

Marketing authorization application

Authorization to market a product in the EU member states proceeds under one of four procedures: a centralized authorization procedure, a mutual recognition procedure, a decentralized procedure or a national procedure. Since our products by their virtue of being antibody-based biologics fall under the mandatory scope of the centralized procedure, only this procedure will be described here.

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

Under the centralized authorization procedure, the CHMP serves as the scientific committee that renders opinions about the safety, efficacy and quality of human products on behalf of the EMA. The CHMP is composed of experts nominated by each member state’s national drug authority, with one of them appointed to act as Rapporteur for the co-ordination of the evaluation with the possible assistance of a further member of the Committee acting as a Co-Rapporteur. After approval, the Rapporteur(s) continue to monitor the product throughout its life cycle. The CHMP is required to issue an opinion on an initial MAA within 210 days of receipt of a valid application, though the clock is stopped if it is necessary to ask the applicant for clarification or further supporting data. The process is complex and involves extensive consultation with the regulatory authorities of member states and a number of experts. If the CHMP concludes that the quality, safety and efficacy of the medicinal product are sufficiently proven, it adopts a positive opinion. The CHMP’s opinion is sent to the European Commission, which uses the opinion as the basis for its decision whether or not to grant a marketing authorization. If the opinion is negative, information is given as to the grounds on which this conclusion was reached. Once the procedure is completed, a European Public Assessment Report, or EPAR, is produced.

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

We have applied for and been granted orphan status in the European Union for AFM13 for the treatment of HL.

Regulatory data protection

Without prejudice to the law on the protection of industrial and commercial property, marketing authorizations for new medicinal products benefit from an 8+2+1 year period of regulatory protection.

This regime consists of a regulatory data protection period of eight years plus a concurrent market exclusivity of ten years plus an additional market exclusivity of one further year if, during the first eight years of those ten years, the marketing approval holder obtains an approval for one or more new therapeutic indications which, during the scientific evaluation prior to their approval, are determined to bring a significant clinical benefit in comparison with existing therapies. Under the current rules, a third party may reference the preclinical and clinical data of the reference product beginning eight years after first approval, but the third party may market a generic version only after ten (or eleven) years have lapsed.

As indicated, an additional period of exclusivity can be applied for when an applicant has complied with all requirements as set forth in an approved PIP.

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

C.   Organizational structure

The registrant corporation Affimed N.V. has four direct or indirect wholly owned subsidiaries – Affimed GmbH, AbCheck s.r.o., AbCheck Inc. and Affimed, Inc. that are each listed in Exhibit 8.1 filed hereto. We primarily operate our business out of our operating subsidiary, Affimed GmbH. AbCheck s.r.o., AbCheck Inc. and Affimed, Inc. are direct subsidiaries of the operating subsidiary Affimed GmbH.

D.   Property, plant and equipment

Our headquarters are in Heidelberg, Germany, where we occupy office and laboratory space at the Technologiepark (Technology Park). Approximately 75% of this space is under a revolving 24‑month lease period, with a 12‑month termination period. The lease could expire in 2021 if notice to terminate is provided by either party by February 2020. The remaining 25% of this facility is under a fixed term lease period until February 2021. This facility serves as the corporate headquarters and central laboratory facility. We also lease office and laboratory space in the Czech Republic that is contracted until 2020 with a period of notice of three months. We believe that our existing facilities are adequate to meet current needs and that suitable additional alternative spaces will be available in the future on commercially reasonable terms.

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

A.   Operating results

Overview

We are a clinical-stage biopharmaceutical company focused on discovering and developing highly targeted cancer immunotherapies. Our product candidates are being developed in the field of immuno-oncology, which represents an innovative approach to cancer treatment that seeks to harness the body’s own immune defenses to fight tumor cells. The most potent cells of the human defense arsenal are types of white blood cells called innate immune cells (Natural Killer cells, or NK cells and macrophages) and T cells. Leveraging our fit-for-purpose ROCK® (Redirected Optimized Cell Killing) platform, we develop proprietary, next-generation bispecific antibodies, so-called immune cell engagers, which are designed to direct and establish a bridge between either innate immune cells or T cells and cancer cells. Our immune cell engagers have the ability to bring innate immune cells or T cells into proximity and trigger a signal cascade that leads to the destruction of cancer cells. Due to their novel tetravalent architecture (which provides for four binding domains), our immune cell engagers bind to their targets with high affinity and have half-lives that allow regular intravenous administration, with different dosing schemes being explored to allow for improved exposure in heavily pretreated patient populations. Antibodies developed from our ROCK® platform include molecules which we refer to as immune cell engagers. We believe, based on their mechanism of action and the preclinical and clinical data we have generated to date, that our product candidates, alone or in combination, may ultimately improve response rates, clinical outcomes and survival in cancer patients and could eventually become a cornerstone of modern targeted oncology care. Building on our leadership in the innate immune cell space, we are also developing novel tetravalent, bispecific antibody formats with the potential to tailor immune-engaging therapy to different indications and settings.

To date, we have financed our operations primarily through our public offerings of our common shares, private placements of equity securities, the incurrence of loans including convertible loans and through government grants and payments for collaborative research and development services. Through December 31, 2018, we have raised an aggregate of €227.1 million through the issuance of equity and incurrence of loans. To date, we have not generated any revenues from product sales or royalties. Based on our current plans, we do not expect to generate product or royalty revenues unless and until we or any collaboration partner obtain marketing approval for, and commercialize, any of our product candidates.

We have generated losses since we began our drug development operations in 2000. For the year ended December 31, 2018, we incurred a net loss of €19.5 million. As of December 31, 2018, we had an accumulated deficit of €202.1 million.

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

We recognized revenues of €3.4 million, €0.2 million and €0.0 million in 2016, 2017 and 2018 respectively (net of our investments of €1.6 million in 2016 and 2017).

We are paid in euros under the license and development agreement.

The license and development agreement with Amphivena expired when the IND became effective. Following the expiration, we continued to provide services on a smaller scale to complete the remaining deliverables (i.e. material transfer) required under the agreement, and have been financially supporting the future clinical development of AMV564 with €2.8 million in financing, €1.0 million, €0.6 million, €0.3 million and €0.9 million of which was invested in Amphivena in October 2016, March 2017, December 2017 and June 2018, respectively. As of December 31, 2018, the cash investments in relation to the July 2013 license and development agreement and cash investments made in October 2016, March 2017, December 2017 and June 2018 totaled $4.0 million (€3.5 million), and we owned approximately 7% of the outstanding equity of Amphivena on a fully diluted basis.

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

The research funding agreement was amended in June 2016 to reflect a shift in development focus of AFM13 due to recent changes within the rapidly evolving cancer immunotherapy treatment landscape resulting in a shift to development of combination therapeutic approaches. Having successfully established a collaboration with Merck in January 2016 to test AFM13 in combination with Keytruda® in relapsed/refractory Hodgkin lymphoma patients, we have prioritized the development of AFM13 as a combination therapy. Consequently, we have agreed with LLS to amend the research funding agreement so that the milestones now relate primarily to the development of AFM13 as a combination therapy.

As of December 31, 2018 we have met seven milestones and we recognized revenues of €0.4 million, €0.2 million and €0.2 million in 2016, 2017 and 2018, respectively. We must use the funding provided by LLS exclusively with the development program, and return any excess funding to LLS.

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

Merck

In January 2016, we entered into a collaboration with Merck Sharp & Dohme B.V., or Merck, based in Haarlem, The Netherlands, to evaluate AFM13 in combination with Merck’s anti PD‑1 therapy, Keytruda® (pembrolizumab). Under the terms of the agreement, Affimed will fund and conduct a phase 1b clinical trial to investigate the combination of Keytruda® with Affimed’s proprietary drug candidate AFM13 for the treatment of patients with relapsed/refractory HL. Merck has been supplying Affimed with Keytruda® for the clinical trial. Each party is responsible for its own internal costs and expenses to support the clinical trial (including the costs for the respective trial compound), while we are bearing all other costs associated with the trial.

The purpose of the study is to establish a dosing regimen for this combination therapy and assess its safety and efficacy.

MD Anderson

In December 2016, we entered into a clinical development and commercialization collaboration with The University of Texas MD Anderson Cancer Center, or MD Anderson, to evaluate AFM13 in combination with MD Anderson’s NK cell product. MD Anderson will be responsible for conducting preclinical research activities aimed at investigating its NK cells derived from umbilical cord blood in combination with AFM13, which are intended to be followed by a phase 1 trial. We will fund research and development expenses for this collaboration and hold an option to exclusive worldwide rights to develop and commercialize any product developed under the collaboration.

Genentech

On August 24, 2018 we entered into a research collaboration and license agreement with Genentech, a member of the Roche Group, for the development and commercialization of certain product candidates that contain novel NK cell engager-based immunotherapeutics to treat multiple cancers. Under the terms of the agreement, in the fourth quarter of 2018 we received $96 million in initial upfront payments and other funding.

We recognized revenues of €21.8 million in 2018.

License Agreements

DKFZ

In June 2006, we amended a 2001 license agreement with Deutsches Krebsforschungszentrum, Heidelberg, or DKFZ. Under the agreement, as amended, we obtained a worldwide, royalty-bearing license under specified DKFZ patent rights to make, have made, use, sell and have sold licensed products and to practice licensed commercial services, which specifically excludes services that are paid for with government grant funding. We have developed our immune cell engager technology under the licensed patent rights. In connection with the agreement, as amended, we issued DKFZ 350 shares of our Series C preferred shares, which were subsequently converted into Series D preferred shares in the equivalent amount of €50,000 and made a €35,000 cash payment to DKFZ. We are also required to pay DKFZ a low single digit royalty on net sales, as defined in the agreement, of licensed products and services and a mid-single digit percentage of income we receive in connection with granting a third party a sublicense of our rights under the license agreement. If we grant a sublicense in connection with entering into a cross-licensing arrangement with one or more third parties, we are obligated to make a lump-sum payment of DM 70,000 (€35,790) to DKFZ following the execution of each such sublicense. We are obligated to make the above royalty payments to DKFZ during the term of the licensed patents and for the two years following the expiration of the licensed patents.

The license agreement has terminated with the expiration of the last to expire licensed patent in 2018.

Xoma

In September 2006, we entered into a license agreement with Xoma Ireland Limited, or Xoma, pursuant to which Xoma granted us a worldwide, fully paid-up, royalty-free, non-exclusive and non-transferable license to conduct research on immunoglobulins under certain patent rights and know-how owned or otherwise controlled by Xoma. In March 2018, the last of the licensed Xoma patent rights expired, and we no longer have any obligations to Xoma under the agreement.

Financial Operations Overview

Revenue

To date, our revenues have consisted principally of collaboration and service revenue.

Collaboration revenue. Collaboration revenue of €3.8 million for the year ended December 31, 2016 was from research and development services under the license and development agreement with Amphivena (€3.4 million) and from the LLS collaboration (€0.4 million). Collaboration revenue of €0.4 million for the year ended December 31, 2017 was from research and development services under the license and development agreement with Amphivena (€0.2 million) and from the LLS collaboration (€0.2 million). Collaboration revenue of €22.0 million for the year ended December 31, 2018 was from the Genentech collaboration (€21.8 million) and from the LLS collaboration (€0.2 million).

Service revenue. Service revenue is primarily revenue from service contracts entered into by AbCheck, our wholly owned, independently operated antibody screening platform. We recognized €2.4 million, €1.6 million and €1.7 million of service revenue in 2016, 2017 and 2018, respectively. Service revenue of AbCheck is dependent from third party contracts as well as from the utilization of the Unit by Affimed. The increase or decrease of the use of AbCheck’s service capabilities by Affimed has an impact on AbCheck’s ability to generate third party revenues.

In the future, the timing of our revenue may vary significantly from the receipt of the related cash flows, as the revenue from some upfront or initiation payments is deferred and recognized as revenue over the estimated service period, while other revenue is earned when received, such as milestone payments or service fees.

Our revenue has varied substantially, especially due to the impact of collaboration revenue received from Genentech. The amount of future revenue is dependent on the services performed and milestones reached for our existing collaborations and on our ability to conclude new collaboration arrangements and the terms we are able to negotiate with our partners.

Other Income

Other Income in 2016 and 2017 primarily relates to earned income through several grants and/or contracts with the German government, the European Union and other educational institutions on behalf of the German government, primarily with respect to research and development activities related to the use of the immune cell engager technology in various indication areas.

Other income in 2018 relates primarily to foreign exchange gains.

Research and Development Expenses

Research and development expenses consist principally of:

•	salaries for research and development staff and related expenses, including management benefits;
•	costs for production of preclinical compounds and drug substances by contract manufacturers;
•	fees and other costs paid to contract research organizations in connection with additional preclinical testing and the performance of clinical trials;
•	costs of related facilities, materials and equipment;
•	costs associated with obtaining and maintaining patents and other intellectual property;

•	amortization and depreciation of tangible and intangible fixed assets used to develop our product candidates; and
•	expenses for share-based payments.

Based on our current budget we expect that our total research and development expenses in 2019 will be in the range of €50 to €60 million. Our research and development expenses primarily relate to the following key programs:

•

AFM13. We initiated a phase 1b study investigating the combination of AFM13 with Merck’s anti-PD‑1 antibody Keytruda® (pembrolizumab) in patients with relapsed/refractory HL in 2016. In this study, enrollment is complete and interim data were recently presented. Different dosing protocols are being explored in the investigator-initiated monotherapeutic phase 2a clinical trial of AFM13 in relapsed/refractory Hodgkin Lymphoma, or relapsed/refractory HL, to allow for improved exposure in more heavily pretreated patient populations. The study is open and recruiting under the new study design. In addition, we are conducting a clinical study of AFM13 in patients with CD30+ lymphoma. We anticipate that our research and development expenses in 2019 for AFM13 will be significantly higher than in 2018 due to the initiation of additional clinical studies, pre-clinical studies with collaboration partners and the preparation of the production of AFM13 for commercial purposes.

•

AFM11. The phase 1 clinical trial of AFM11 in patients with non-Hodgkin Lymphoma, or NHL, was recruiting until the beginning of October 2018. A phase 1 clinical study of AFM11 in patients with ALL commenced in the third quarter of 2016 and was enrolling until the beginning of October 2018. Both trials are currently on clinical hold and recruitment has stopped. We have submitted a complete response document to the FDA to request that the clinical hold be lifted so that clinical development of AFM11 may proceed in ALL patients.

•

Other development programs. Our other research and development expenses relate to our preclinical studies of our solid tumor candidate, AFM24, our multiple myeloma program AFM26 (through the third quarter of 2018), our Amphivena collaboration (through the third quarter of 2016) and early stage development / discovery activities. We have allocated a material amount of our resources to such discovery activities. The expenses mainly consist of salaries, costs for pre-clinical services and manufacturing costs for pre-clinical and clinical study material and will be significantly higher in 2019.

•

Infrastructure costs. We incur a significant amount of costs associated with our research and development that are non-project specific, including intellectual property-related expenses, depreciation expenses and facility costs. Because these are less dependent on individual ongoing programs, they are not allocated to specific projects. We assume that facility costs in 2019 will be higher due to additional rental space.

Since January 1, 2012, we have cumulatively spent €141.5 million on research and development. In the years ended December 31, 2016, 2017 and 2018, we spent €30.2 million, €21.5 million and €35.1 million on research and development; €11.8 million, €5.6 million and €8.7 million thereof on AFM13; and €2.5 million, €2.8 million and €5.8 million thereof on AFM11. Our research and development expenses may vary substantially from period to period based on the timing of our research and development activities, including due to timing of initiation of clinical trials and enrollment of patients in clinical trials. Research and development expenses are expected to increase as we advance and broaden the clinical development of AFM13 and certain of our other product candidates and further advance the research and development of our preclinical product candidates. The successful development of our product candidates is highly uncertain. At this time we cannot reasonably estimate the nature, timing and estimated costs of the efforts that will be necessary to complete the development of, or the period, if any, in which material net cash inflows may commence from, any of our product candidates. This is due to numerous risks and uncertainties associated with developing drugs, including the uncertainty of:

•	the scope, rate of progress, results and cost of our clinical trials, nonclinical testing, and other related activities;

•	the cost of manufacturing clinical supplies and establishing commercial supplies of our product candidates and any products that we may develop;
•	the number and characteristics of product candidates that we pursue;
•	the cost, timing, and outcomes of regulatory approvals;
•	the cost and timing of establishing sales, marketing, and distribution capabilities; and
•	the terms and timing of any collaborative, licensing, and other arrangements that we may establish, including any milestone and royalty payments thereunder.

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

General and Administrative Expenses

Our general and administrative expenses consist principally of:

•	salaries for employees other than research and development staff, including benefits;
•	business development expenses, including travel expenses;
•	professional fees for auditors and other consulting expenses not related to research and development activities;
•	professional fees for lawyers not related to the protection and maintenance of our intellectual property;
•	cost of facilities, communication and office expenses;
•	IT expenses;
•	amortization and depreciation of tangible and intangible fixed assets not related to research and development activities; and
•	expenses for share-based payments.

We expect that our general and administrative expenses in 2019 will be higher compared to the expenses in 2018, and will further increase in the future as our business expands. These increases will likely include costs of additional personnel, additional legal fees, accounting and audit fees, managing directors’ and supervisory directors’ liability insurance premiums and costs related to investor relations. In addition, we may grant share-based compensation awards to key management personnel and other employees.

Results of Operations

The numbers below have been derived from our audited consolidated financial statements for the years ended December 31, 2016, 2017 and 2018. The discussion below should be read along with these financial statements, and it is qualified in its entirety by reference to them.

Comparison of the years ended December 31, 2017 and 2018

	Year ended December 31,
	2017	2018
	(in € thousand)
Total Revenue:	2,010	23,735
Other income/(expenses)—net	205	1,515
Research and development expenses	(21,489)	(35,148)
General and administrative expenses	(7,986)	(9,638)
Operating income/(loss)	(27,260)	(19,536)
Finance income/(costs)—net	(2,983)	60
Income/(Loss) before tax	(30,243)	(19,476)
Income taxes	20	(1)
Income/(loss) for the period	(30,223)	(19,477)
Total comprehensive income/(loss)	(30,223)	(24,208)
Earnings/(loss) per common share in € per share	(0.69)	(0.32)

Revenue

Revenue significantly increased from €2.0 million in the year ended December 31, 2017 to €23.7 million for the year ended December 31, 2018, mainly due to the revenue from the Genentech collaboration. Revenue for the year ended December 31, 2018 mainly consisted of revenue from the Genentech collaboration of €21.8 million and service revenues at AbCheck of €1.7 million (December 31, 2017: €1.6 million).

Research and development expenses

	Year ended December 31,
R&D Expenses by Project	2017	2018	Change %
	(in € thousand)
Project
AFM13	5,608	8,711	55%
AFM11	2,829	5,776	104%
Other projects and infrastructure costs	12,530	19,809	58%
Share-based payment expense	522	852	63%
Total	21,489	35,148	64%

Research and development expenses increased 64% from €21.5 million in the year ended December 31, 2017 to €35.1 million in the year ended December 31, 2018, due to higher expenses for AFM13, AFM11 and for other projects and infrastructure. The variances in project related expenses between the year ended December 31, 2017 and the corresponding period in 2018 are mainly due to the following projects:

•

AFM13. In the year ended December 31, 2018, we incurred higher expenses than in the year ended December 31, 2017 primarily due to increased expenses for manufacturing activities for clinical trial material.

•	AFM11. In the year ended December 31, 2018, clinical expenses were significantly higher than in the year ended December 31, 2017 primarily due to higher expenses for clinical trial material.

•

Other projects and infrastructure costs. In the year ended December 31, 2018, expenses increased compared to the year ended December 31, 2017 primarily due to higher expenses incurred in relation to our discovery/early stage development activities including manufacturing costs for pre-clinical and clinical study material and preclinical activities for AFM24 and AFM26 (through the third quarter of 2018). We also incurred higher costs associated with our research and development that are non-project specific, including intellectual property-related expenses, depreciation expenses and facility costs. Because these costs are less dependent on individual ongoing programs, they are not allocated to specific projects.

General and administrative expenses

General and administrative expenses increased 21% from €8.0 million in the year ended December 31, 2017 to €9.6 million in the year ended December 31, 2018. In 2018, general and administrative expenses were largely affected by personnel expenses (€4.9 million) and legal, consulting and audit costs (€2.9 million).

Finance income / (costs)-net

We recognized finance income net for the year ended December 31, 2018 of €60,000 compared with finance costs of €3.0 million for the year ended December 31, 2017. The year ended December 31, 2018 was primarily affected by foreign exchange gains of €0.7 million and interest expenses of €0.8 million.

Income tax expense

During the year ended December 31, 2018, we recorded income tax expense of €1,000 due to changes in deferred taxes.

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

Research and development expenses

	Year ended December 31,
R&D Expenses by Project	2016	2017	Change %
	(in € thousand)
Project
AFM13	11,847	5,608	(53)%
AFM11	2,471	2,829	14%
Other projects and infrastructure costs	14,684	12,530	(15)%
Share-based payment expense	1,178	522	(56)%
Total	30,180	21,489	(29)%

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
•

AFM11. In the year ended December 31, 2017, clinical expenses were slightly higher than in the year ended December 31, 2016 primarily due to higher expenses for the ongoing phase 1 clinical study in NHL and the phase 1 dose-finding study in ALL.

•

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

Revenue Recognition

Our contracts with customers contain multiple performance obligations. Judgment is required in determining whether a good or service is considered a separate performance obligation. If standalone selling prices are not directly observable, we allocate the transaction price to the performance obligations by reference to the expected cost plus a margin. In doing so, observable input data such as internal project plans and margins are used.

Elements of consideration in collaboration and license agreements are non-refundable up-front research funding payments, technology access fees and milestone payments. Generally, we have continuing performance obligations and therefore up-front payments are initially recognized as a contract liability, and the related revenues are subsequently recognized as the related performance obligation is fulfilled. Technology access fees are generally initially recognized as a contract liability and subsequently recognized over the expected term of the research service agreement on a straight-line basis.

We estimate that the achievement of a milestone reflects a stage of completion under the terms of the agreements and recognizes revenue when a milestone is achieved as then the uncertainty is resolved. If the research service is cancelled due to technical failure, the remaining contract liability from non-refundable upfront payments, if any, is recognized as revenue.

The determination of whether a performance obligation is satisfied at a point in time versus over time might also requires judgment.

 Financial instruments

We recognize our preferred shares in Amphivena at fair value (level 2). As Amphivena is not a public company, substantial judgment was required in order to estimate the fair value as at December 31, 2018 (see note 12 to our consolidated financial statements). We based our judgment on information available for the valuation of the shares of Amphivena in its latest private financing in December 2018.

Recent Accounting Pronouncements

We refer to note 3 to our consolidated financial statements as of and for the year ended December 31, 2018 with regard to new standards and interpretations not yet adopted by us.

JOBS Act Exemptions

On April 5, 2012, the JOBS Act was signed into law. The JOBS Act contains provisions that, among other things, reduce certain reporting requirements for an “emerging growth company.” As an emerging growth company, we are electing to take advantage of the following exemptions:

•	not providing an auditor attestation report on our system of internal controls over financial reporting;
•	not providing all of the compensation disclosure that may be required of non-emerging growth public companies under the U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act;
•

not disclosing certain executive compensation-related items such as the correlation between executive compensation and performance and comparisons of the Chief Executive Officer’s compensation to median employee compensation; and

•

not complying with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis).

We have been, and continue to be, an “emerging growth company” for a period of five years following the completion of our initial public offering (2019), but will no longer be an “emerging growth company” as of December 31, 2019.

B.   Liquidity and Capital Resources

Since inception, we have incurred significant operating losses. For the years ended December 31, 2016, 2017 and 2018, we incurred net losses of €32.2 million, €30.2 million and €19.5 million, respectively. To date, we have financed our operations primarily through public offerings of our common shares, private placements of equity securities and loans, grants and revenues from collaboration partners. As of December 31, 2018, we had cash and cash equivalents and current financial assets, which we refer to as liquidity, of €108.8 million.

Our cash and cash equivalents and current financial assets as of December 31, 2018 consist primarily of deposits in savings and deposit accounts with original maturities of three months or less and certificates of deposit with original maturities of more than three months which generate a small amount of interest income. We expect to continue this investment philosophy.

Cash Flows

Comparison of the years ended December 31, 2017 and 2018

The table below summarizes our consolidated statement of cash flows for the years ended December 31, 2017 and 2018:

	Year ended December 31,
	2017	2018
	(in € thousand)
Net cash from/(used) in operating activities	(25,549)	49,438
Net cash from/(used) for investing activities	8,050	(15,610)
Net cash generated from financing activities	23,797	20,495
Net changes to cash and cash equivalents	6,297	54,323
Cash and cash equivalents at the beginning of the year	35,407	39,837
Exchange-rate related changes of cash and cash equivalents	(1,867)	669
Cash and cash equivalents at the end of the year	39,837	94,829

Net cash used in operating activities amounted to €25.5 million in the year ended December 31, 2017, whereas net cash from operating activities amounted to €49.4 million in the year ended December 31, 2018. The amount received in 2018 includes an initial upfront payment and committed funding of €83.2 million from the Genentech collaboration.

Net cash from investing activities amounted to €8.1 million in the year ended December 31, 2017, while we used cash for investing activities of €15.6 million in the year ended December 31, 2018. The investing activities primarily relate to investments in and proceeds from the sale or maturity of financial assets.

Net cash generated from financing activities in the year ended December 31, 2018 amounted to €20.5 million and relate to primarily the proceeds from the public offering in February 2018 and the issuance of shares in connection with our at-the-market sales agreement.

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

Cash and Funding Sources

Our liquidity (cash and cash equivalents and current financial assets) as of December 31, 2018 was €108.8 million. Funding sources generally comprise proceeds from the issuance of equity instruments, loans, payments from collaboration agreements and government grants.

On November 30, 2016, our subsidiary Affimed GmbH entered into a loan agreement with Silicon Valley Bank, a California corporation (“SVB”), as lender, which we fully guarantee. The loan agreement provides us with a senior secured term loan facility (the “SVB Credit Facility”) for originally up to €10.0 million, which agreement was amended in May 2017 to provide that such amount would be available in three tranches.

On December 8, 2016, we drew down the initial tranche of €5.0 million, and on May 31, 2017 we drew down the second tranche of €2.5 million; the availability of the third tranche expired in September 2017 with such amount remaining undrawn. In connection with such drawdowns, we issued SVB warrants to purchase 219,692 of our common shares, at a weighted-average exercise price of $2.07 per common share.

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

In October 2018, we entered into an at-the-market sales agreement (“Sales Agreement”) with Cowen pursuant to which we may from time to time, at our option, offer and sell our common shares having an aggregate offering price of up to $50 million through Cowen, acting as our sales agent. As of March 15, 2019, we had not made any sales under the Sales Agreement.

Funding Requirements

We expect that we will require additional funding to complete the development of our product candidates and to continue to advance the development of our other product candidates. In addition, we expect that we will require additional capital to commercialize our product candidates AFM13, AFM11 and AFM24. If we receive regulatory approval for AFM13, AFM11 or AFM24, and if we choose not to grant any licenses to partners, we expect to incur significant commercialization expenses related to product manufacturing, sales, marketing and distribution, depending on where we choose to commercialize. We also expect to incur additional costs associated with operating as a public company. Additional funds may not be available on a timely basis, on favorable terms, or at all, and such funds, if raised, may not be sufficient to enable us to continue to implement our long-term business strategy. If we are not able to raise capital when needed, we could be forced to delay, reduce or eliminate our product development programs or commercialization efforts.

We believe that our existing cash and cash equivalents will enable us to fund our operating expenses and capital expenditure requirements into 2021. We have based this estimate on assumptions that may prove to be incorrect, and we could use our capital resources sooner than we currently expect. Our future funding requirements will depend on many factors, including but not limited to:

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

F.   Tabular disclosure of contractual obligations

The table below sets forth our contractual obligations and commercial commitments as of December 31, 2018 that are expected to have an impact on liquidity and cash flow in future periods. In addition to license agreements with fixed payment obligations, we have entered into various collaboration and license agreements that may trigger milestone payments and royalty payments upon the achievement of certain milestones and net sales in the future. Because the achievement and timing of these milestones and net sales is not fixed or determinable, our commitments under these agreements have not been included in the table below.

	Payments Due by Period
	Total	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years
	(in € thousand)
Operating lease obligations	1,154	637	517	0	0
Fixed license payments	25	25	0	0	0
SVB Credit Facility	5,341	3,324	2,017	0	0
Total	6,520	3,986	2,534	0	0

Operating lease obligations

Operating lease obligations consist of payments pursuant to non-cancellable operating lease agreements relating to our lease of office space. The lease term of our premises in the Czech Republic is contracted until the year end 2020 with a period of notice of three months. Approximately 75% of the premises in Germany is under a revolving 24‑month lease period, with a 12‑month termination period. The lease could expire in 2021 if notice to terminate is provided by either party by February 2020. The remaining 25% of the German facility is under a fixed term lease period until February 2021.

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

The following table presents our supervisory directors. Bernhard R.M. Ehmer was appointed by the general meeting of shareholders on January 21, 2016. Ulrich M. Grau was appointed by the general meeting of shareholders on June 9, 2015, and his term was effective as of July 1, 2015. Mathieu Simon was appointed by the general meeting of shareholders on June 19, 2018. Our other supervisory directors were appointed by the general meeting of shareholders on September 12, 2014, with effect from September 17, 2014; Thomas Hecht, Berndt Modig and Ferdinand Verdonck were reappointed by the general meeting of shareholders on June 20, 2017 and Ulrich M. Grau was reappointed by the general meeting of shareholders on June 19, 2018. Thomas Hecht is the chairman of our supervisory board. The term of each of our supervisory directors will terminate on the date of the annual general meeting of shareholders in the year indicated below.

Name	Age	Term
Thomas Hecht	67	2020
Bernhard R.M. Ehmer	64	2019
Ulrich M. Grau	70	2021
Berndt Modig	60	2020
Mathieu Simon	62	2021
Ferdinand Verdonck	76	2020

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

Bernhard R.M. Ehmer, Director.  Dr. Ehmer has been a member of our supervisory board since 2016. Since September 1, 2018 he serves as chairman of the board of directors at Symphogen A/S, Denmark. He has been chairman of the board of management of Biotest AG since January 2015. Prior to this, he worked for the Imclone Group, a wholly owned subsidiary of Eli Lilly, as president of Imclone Systems Corporation in the United States and as managing director in Germany. In 2007/2008 he was CEO of Fresenius Biotech, Germany and before this, Dr. Ehmer headed the Business Area Oncology of Merck KGaA, Darmstadt and served as head of Global Clinical Operations at Merck. Between 1986 and 1998 he held various functions at Boehringer Mannheim in Germany, Italy and Singapore. Dr. Ehmer holds a degree in medicine and worked in the Department of Internal Medicine at the Academic Teaching Hospital of the University of Heidelberg.

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

Berndt Modig, Director. Mr. Modig has been a member of our supervisory board since 2014. He has been CEO of Pharvaris B.V. since April 2016. Prior to this, he has served as Chief Financial Officer of Prosensa Holding N.V. from March 2010 through January 2015 when Prosensa was acquired by BioMarin Pharmaceutical Inc. Mr. Modig also serves as member of the board of directors and as member of the audit committee of Axovant Sciences Ltd and as vice chairman of the supervisory board and chairman of the audit committee of Kiadis Pharma N.V. Mr. Modig has more than 25 years of international experience in finance and operations, private equity and mergers and acquisitions. Before joining Prosensa, Mr. Modig was Chief Financial Officer at Jerini AG from October 2003 to November 2008, where he directed private financing rounds, its initial public offering in 2005 and its acquisition by Shire plc in 2008. Prior to Jerini, Mr. Modig served as Chief Financial Officer at Surplex AG from 2001 to 2003 and as Finance Director Europe of U.S.-based Hayward Industrial Products Inc. from 1999 to 2001. In previous positions, Mr. Modig was a partner in the Brussels-based private equity firm Agra Industria from 1994 to 1999 and a Senior Manager in the Financial Services Industry Group of Price Waterhouse LLP in New York from 1991 to 1994. Mr. Modig served as a director of Mobile Loyalty plc from 2012 to 2013. Mr. Modig has a bachelor’s degree in business administration, economics and German from the University of Lund, Sweden and an M.B.A. degree from INSEAD, Fontainebleau, France and is a Certified Public Accountant.

Mathieu Simon, Director. Dr. Simon has been a member of our supervisory board since 2018. He also serves as Senior Strategic Advisor at Messier Maris, an M&A advisory firm in the healthcare sector, located in New York, London and Paris. He is an independent director on the Board of Vaximm, a Swiss-based biotechnology company headquartered in Basel, Switzerland. Dr. Simon has served as Cellectis’ Executive Vice-President since 2012 and as Chief Operating Officer since 2013. Dr. Simon also served as Chief Executive Officer of a former subsidiary of Cellectis. He has been instrumental to the development of Cellectis and its CAR Allogenic T-Cell platform. He also served as Chief Executive Officer of Ectycell in 2012. He served as Chairman of the Board of Celleartis AB until 2014 before its acquisition by Takara Bio. Prior to joining Cellectis, Dr. Simon was Managing Director, Head of Global Pharma at Pierre Fabre SA, the third largest French Pharma Company. Beginning in 1994, he served at Wyeth Pharmaceuticals in both general management roles (President Managing Director of Wyeth SMA) and senior corporate role in Philadelphia, United States (SVP / Head of International Marketing and Medical Affairs).

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

The following table lists the members of our current management board:

Name	Age	Position
Adi Hoess	57	Chief Executive Officer
Florian Fischer	51	Chief Financial Officer
Wolfgang Fischer	55	Chief Operating Officer

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

Florian Fischer, Chief Financial Officer. Dr. Fischer joined us in 2005 as Chief Financial Officer on a part-time basis, which has increased over time to a full time position since September 2014. Dr. Fischer is founder and Chief Executive Officer of MedVenture Partners, a Munich-based corporate finance and strategy advisory company focusing on the life sciences and health care industry. Dr. Fischer was the Chief Financial Officer of Activaero GmbH from 2002 until 2011 and has been involved with corporate development since 2011. He also served as the Chief Financial Officer of Vivendy Ltd. from 2008 until 2013 and as a managing director of AbCheck in 2009. Prior to founding MedVenture Partners, Dr. Fischer worked with KPMG for more than six years until 2002, where he was responsible for biotech and healthcare assignments. Before joining KPMG, he worked for Deutsche Bank AG. Dr. Fischer was also a director of Amphivena until the fourth quarter of 2018. He holds a graduate degree in business administration from Humboldt University, Berlin and a Ph.D. in public health from the University of Bielefeld.

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

Leila Alland, Chief Medical Officer. Dr. Alland joined us as CMO on March 26, 2018. Dr. Alland brings to the Company 18 years of pharmaceutical drug development experience. Over the span of her industry career, she has successfully led teams within AstraZeneca, Bristol-Myers Squibb, Novartis and Schering-Plough to advance numerous oncology and immuno-oncology products through early and late stage clinical development to regulatory approval and commercialization. Dr. Alland has played key roles in the development and approval of Tagrisso®, Opdivo®, Tasigna®, and Caelyx®/Doxil®. For the past two years, Dr. Alland has served as CMO of Tarveda Therapeutics, Inc., a biopharmaceutical company developing miniature drug conjugates for the treatment of solid tumors. Dr. Alland began her career as a pediatric oncologist, having trained at the Children’s Hospital of Philadelphia and Memorial Sloan Kettering Cancer Center in New York, and then serving as Assistant Professor of Pediatrics at Albert Einstein College of Medicine in New York, during which time she pursued clinical and basic cancer research and was awarded the prestigious James S. McDonnell Foundation Scholar Award. Currently, she also serves as a grant reviewer for the Cancer Prevention Research Institute of Texas.

Denise Mueller, Chief Business Officer and President Affimed Inc. Ms. Mueller joined us in 2016 following a 17 year career at Wyeth and Pfizer Inc. She has held leadership roles in U.S. and global marketing including launch of new products and line extensions in-line and globally. Ms. Mueller has also held the position of Disease Area Lead for multiple therapeutic areas where she was responsible for disease area strategy, indication strategy for multiple assets, early commercial development and market shaping. In addition to broad and extensive commercial experience, Ms. Mueller led and managed two of Pfizer’s largest alliances and was the business development lead for Pfizer’s rare disease business unit. Prior to joining pharmaceuticals, Ms. Mueller worked in hospital management running Emergency Medicine, Critical Care, in-house Pediatrics and hospitalist programs. Ms. Mueller holds a B.A. in Mathematics from Virginia Polytechnic and State University.

Martin Treder, Chief Scientific Officer. Dr. Treder joined us in 2015 and has 15 years of professional experience in the field of biotherapeutics research and development. Before joining Affimed, he was Chief Scientific Officer at CT Atlantic AG where he was responsible for establishing a broad research pipeline of various preclinical and clinical development programs. Prior to CT Atlantic, Dr. Treder held the position of Program Director at U3 Pharma AG, a German biotech company developing targeted cancer therapeutics, where he headed the company’s portfolio of innovative anti-HER3 therapeutic antibodies. Dr. Treder graduated with Honors from Monash University in Melbourne, Australia and obtained a diploma in Biology at the University of Würzburg, Germany. He earned his Ph.D. working in Prof. Axel Ullrich’s group at the Max Planck Institute of Biochemistry in Martinsried-Munich, receiving his doctorate from the Technical University of Munich, Germany.

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

Long-term incentive plans

Equity Incentive Plan 2014

In conjunction with the closing of our initial public offering, we established the Affimed N.V. Equity Incentive Plan 2014 (“the 2014 Plan”) with the purpose of advancing the interests of our shareholders by enhancing our ability to attract, retain and motivate individuals who are expected to make important contributions to us. The maximum number of shares available for issuance under the 2014 Plan equals 7% of the total outstanding common shares on September 17, 2014, or approximately 1.7 million common shares. On January 1 of any calendar year thereafter (including January 1, 2019), an additional 5% of the total outstanding common shares on that date becomes available for issuance under the 2014 Plan. As of January 1, 2019, we had approximately 7.0 million common shares available for issuance, and approximately 6.6 million common shares subject to issuance under outstanding awards. The absolute number of shares available for issuance under the 2014 Plan will increase automatically upon the issuance of additional shares by the Company. The option exercise price for options under the 2014 Plan is the fair market value of a share as defined in the 2014 Plan on the relevant grant date. We are following home country rules relating to the re-pricing of stock options. Under applicable Dutch law, re-pricing is permissible, provided this falls within the framework set by the remuneration policy for the Management Board and the 2014 Plan.

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

Vesting period. Subject to any additional vesting conditions that may be specified in an individual grant agreement, and the accelerated vesting conditions below, the plan provides for three year vesting of stock options. One-third of the stock options granted to participants in connection with the start of their employment vest on the first anniversary of the grant date, with the remainder vesting in equal tranches at the end of each 3‑month period thereafter. Stock options granted to other participants vest in equal tranches at the end of each 3‑month period after the grant date over the course of the vesting period. The compensation committee will establish a vesting schedule for awards granted to supervisory directors as well as for any awards in the form of restricted stock units.

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

Compensation of Managing Directors and Supervisory Directors

The compensation, including benefits in kind, accrued or paid to our managing directors and supervisory directors with respect to the year ended December 31, 2018, for services in all capacities is shown below on an individual basis. Further details for the compensation for our managing directors and supervisory directors are given in notes 16 and 20 to our consolidated financial statements as of and for the year ending December 31, 2018. As of December 31, 2018, we have no amounts set aside or accrued to provide pension, retirement or similar benefits to our managing directors and supervisory directors.

Directors compensation 2018

Managing directors

(in € thousand)	Hoess	F. Fischer	W. Fischer	Total
Periodically paid compensation	462	351	351	1,164
Bonuses	315	180	182	677
Total cash compensation	777	531	533	1,841

2014 Plan share-based payment expense	575	249	153	977
Total share-based payment expense	575	249	153	977

Supervisory directors

(in € thousand)	Hecht	Ehmer	Grau	Modig	Simon	Verdonck	Total
Periodically paid compensation	120	48	64	49	21	59	361
Total cash compensation	120	48	64	49	21	59	361

2014 Plan share-based payment expense	32	21	21	18	7	18	117
Total share-based payment expense	32	21	21	18	7	18	117

Stock options granted under the Equity Incentive Plan 2014

Managing directors

Beneficiary	Grant date	Number of options	Strike price USD	Expiration date
Adi Hoess	April 20, 2018	425,000	2.15	April 20, 2028
Adi Hoess	April 20, 2018	120,000	2.15	April 20, 2020
Adi Hoess	December 19, 2018	35,091	3.12	December 19, 2028
Florian Fischer	April 20, 2018	190,000	2.15	April 20, 2028
Florian Fischer	April 20, 2018	72,000	2.15	April 20, 2020
Florian Fischer	December 19, 2018	19,905	3.12	December 19, 2028
Wolfgang Fischer	April 20, 2018	150,000	2.15	April 20, 2028
Wolfgang Fischer	April 20, 2018	48,000	2.15	April 20, 2020
Wolfgang Fischer	December 19, 2018	19,959	3.12	December 19, 2028
Total		1,079,955

Supervisory directors

Beneficiary	Grant date	Number of options	Strike price USD	Expiration date
Thomas Hecht	June 19, 2018	35,000	2.03	June 19, 2028
Bernhard Ehmer	June 19, 2018	20,000	2.03	June 19, 2028
Ulrich M. Grau	June 19, 2018	20,000	2.03	June 19, 2028
Berndt Modig	June 19, 2018	20,000	2.03	June 19, 2028
Mathieu Simon	June 19, 2018	20,000	2.03	June 19, 2028
Ferdinand Verdonck	June 19, 2018	20,000	2.03	June 19, 2028
Total		135,000

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

Supervisory Board Committees

Audit committee

The audit committee, which consists of Ferdinand Verdonck (Chairman), Berndt Modig and Bernhard Ehmer, assists the board in overseeing our accounting and financial reporting processes and the audits of our financial statements. In addition, the audit committee is directly responsible for the appointment, compensation, retention and oversight of the work of our independent registered public accounting firm. Our supervisory board has determined that Ferdinand Verdonck, Berndt Modig and Bernhard Ehmer satisfy the “independence” requirements set forth in Rule 10A‑3 under the Exchange Act. The supervisory board has determined that each of Ferdinand Verdonck and Berndt Modig qualifies as an “audit committee financial expert,” as such term is defined in the rules of the SEC.

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

Nomination and corporate governance committee

The nomination and corporate governance committee, which consists of Ulrich Grau (Chairman), Thomas Hecht, Bernhard Ehmer and Mathieu Simon, assists our supervisory board in identifying individuals qualified to become members of our supervisory board and management board consistent with criteria established by our supervisory board and in developing our corporate governance principles. As permitted by the listing requirements of Nasdaq, we have opted out of Nasdaq Listing Rule 5605(e) which requires independent director oversight of director nominations.

D.   Employees

As of March 15, 2019, we had 69 personnel, approximately 60% of whom have an advanced academic degree (Diploma/ Master, PhD, MD). Including AbCheck and Affimed Inc., our total headcount is 110  (103 full time equivalents).

None of our employees is subject to a collective bargaining agreement or represented by a trade or labor union. We consider our relations with our employees to be good.

E.   Share ownership

See “Item 7. Major Shareholders and Related Party Transactions—A. Major shareholders.”

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.   Major shareholders

The following table presents information relating to the beneficial ownership of our common shares as of March 15, 2019, by:

•

each person, or group of affiliated persons, known by us to own beneficially 5% or more of our outstanding common shares (as of the date of such stockholder’s Schedule 13D or Schedule 13G filing for Affimed N.V. with the SEC);

•	each of our managing directors and supervisory directors; and
•	all managing directors and supervisory directors as a group.

The number of common shares beneficially owned by each entity, person, managing director or supervisory director is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any common shares over which the individual has sole or shared voting power or investment power as well as any common shares that the individual has the right to acquire within 60 days of March 15, 2019 through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all common shares held by that person.

The percentage of shares beneficially owned is computed on the basis of 62,430,106 of our common shares outstanding as of March 15, 2019. Common shares that a person has the right to acquire within 60 days of

March 15, 2019 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all managing directors and supervisory directors as a group. Each common share confers the right on the holder to cast one vote at the general meeting of shareholders and no shareholder has different voting rights. Unless otherwise indicated below, the address for each beneficial owner listed is c/o Affimed N.V., c/o Affimed GmbH, Technologiepark, Im Neuenheimer Feld 582, 69120 Heidelberg, Germany.

	Shares beneficially owned
Name and address of beneficial owner	Number	Percent
5% Shareholders
Entities affiliated with Calibrium AG (formerly Aeris Capital AG)(1)	6,085,323	9.7%
Entities affiliated with New Enterprise Associates, Inc.(2)	5,138,888	8.2%
Wellington Management Group LLP(3)	4,694,043	7.5%
Entities affiliated with Millennium Group Management LLC(4)	3,415,071	5.5%

Managing Directors and Supervisory Directors
Adi Hoess(5)	1,465,000	2.3%
Florian Fischer(5)	597,917	0.9%
Wolfgang Fischer	216,667	0.3%
Thomas Hecht	171,618	0.3%
Bernhard R.M. Ehmer	70,000	0.1%
Ulrich M. Grau	65,000	0.1%
Berndt Modig	75,000	0.1%
Mathieu Simon	0	0.0%
Ferdinand Verdonck	75,000	0.1%
All managing directors and supervisory directors as a group (9 persons)	2,736,202	4.2%

(1)

Consists of 6,055,197 shares held by SGR Sagittarius Holding AG (“Sagittarius”) and 30,126 shares held by AGUTH Holding GmbH (“AGUTH”). Voting and investment power over the shares held by SGR Sagittarius Holding AG is exercised by the Board of Directors of SGR Sagittarius Holding AG, Manuel Werder and Bernd Kammerlander. The address for SGR Sagittarius Holding AG is Brügglistrasse 2, 8852 Altendorf, Switzerland. Voting and investment power over the shares held by AGUTH is exercised by the Board of Directors of AGUTH, Harald Tschira and Udo Tschira. The address for AGUTH is Schloß-Wolfsbrunnenweg 33, 69118 Heidelberg, Germany. This information is based on a statement filed on Schedule 13D with the SEC on October 3, 2018.

(2)

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

(3)

Represents shares beneficially owned by clients of Wellington Management Company LLP, Wellington Management Canada LLC, Wellington Management Singapore Pte Ltd, Wellington Management Hong Kong Ltd, Wellington Management International Ltd, Wellington Management Japan Pte Ltd and Wellington Management Australia Pty Ltd (collectively, the “Wellington Investment Advisors”). Wellington Investment Advisors Holdings LLP controls directly, or indirectly through Wellington Management Global Holdings, Ltd., the Wellington Investment Advisors. Wellington Investment Advisors Holdings LLP is owned by Wellington Group Holdings LLP. Wellington Group Holdings LLP is owned by Wellington Management Group LLP. The address for Wellington Management Group LLP, Wellington Group Holdings LLP,

Wellington Investment Advisors Holdings LLP and Wellington Management Company LLP is c/o Wellington Management Company LLP, 280 Congress Street, Boston, MA 02210. This information is based on a statement filed on Schedule 13G with the SEC on February 12, 2019.

(4)

Consists of 3,132,266 shares held by Integrated Core Strategies (US) LLC ("Integrated Core Strategies"), 282,211 shares held by Integrated Assets II LLC ("Integrated Assets II") and 594 shares held by Integrated Assets, Ltd. ("Integrated Assets"). Millennium International Management LP, a Delaware limited partnership ("Millennium International Management"), is the investment manager to Integrated Assets and may be deemed to have shared voting control and investment discretion over securities owned by Integrated Assets. Millennium Management LLC, a Delaware limited liability company ("Millennium Management"), is the general partner of the managing member of Integrated Core Strategies and Integrated Assets II and may be deemed to have shared voting control and investment discretion over securities owned by Integrated Core Strategies and Integrated Assets II. Millennium Management is also the general partner of the 100% shareholder of Integrated Assets and may be deemed to have shared voting control and investment discretion over securities owned by Integrated Assets. Millennium Group Management LLC, a Delaware limited liability company ("Millennium Group Management"), is the managing member of Millennium Management and may also be deemed to have shared voting control and investment discretion over securities owned by Integrated Core Strategies and Integrated Assets II. Millennium Group Management is also the general partner of Millennium International Management and may be deemed to have shared voting control and investment discretion over securities owned by Integrated Assets. Israel A. Englander, a United States citizen ("Mr. Englander"), controls the managing member of Millennium Group Management and may also be deemed to have shared voting control and investment discretion over securities owned by Integrated Core Strategies, Integrated Assets II and Integrated Assets. The information is based on a statement filed on Schedule 13G with the SEC on January 15, 2019.

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

Holders

As of March 15, 2019, we had approximately 6 shareholders of record of our common shares; two of those shareholders of record are in the United States and hold a total of 60,974,257 common shares in the aggregate, or approximately 98% of our common shares. One of the U.S. shareholders of record is Cede and Company, a specialist United States financial institution that processes transfers of stock certificates on behalf of the Depository Trust Company, or DTC. Cede and Company therefore is the technical shareholder of record for nearly all of our issued shares held by DTC participants, as our shareholders do not themselves hold direct property rights in our common shares, but rather have contractual rights in such shares that are part of a chain of contractual rights involving Cede and Company.

B.   Related party transactions

The following is a description of related party transactions we have entered into since January 1, 2018 with any of our members of our supervisory board or management board and the holders of more than 5% of our common shares.

Agreements with Supervisory Directors

According to a services agreement with i-novion Inc., of which Dr. Ulrich Grau serves as Chairman of the Board of Directors, i-novion Inc. conducted certain preclinical services for us. In 2018, i-novion Inc. did not receive any related payments.

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

In 2017, we entered into a consulting agreement with our former Managing Director Jörg Windisch consisting of high level consultancy and strategic guidance in the field of clinical manufacturing. In 2018, Dr. Windisch provided no services and received no payments.

Agreements with Amphivena

In 2013, we entered into a license and development agreement, which amended and restated a 2012 license agreement, with Amphivena Therapeutics, Inc., or Amphivena, based in South San Francisco, to develop an undisclosed product candidate for hematologic malignancies in exchange for an interest in Amphivena and certain milestone payments. We also assigned and licensed certain technology to Amphivena and provided it with funding. The license and development agreement with Amphivena expired when the product candidate’s IND became effective in July 2016. Following the expiration, we continued to provide services on a smaller scale to complete the deliverables required under the agreement, and have been financially supporting the future clinical development of AMV564 with €2.8 million in financing, €1.0 million of which was invested in Amphivena in October 2016, €0.6 million of which was invested in March 2017, €0.3 million of which was invested in December 2017 and €0.9 million of which was invested in June 2018. See “Item 4. Information on the Company— B. Business overview—Amphivena” and “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Collaboration Agreements—Amphivena” for more information.

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

Piggyback registration rights. If we propose to register any common shares (other than in a shelf registration or on a registration statement on Form F‑4, S‑4 or S‑8), the RRA Shareholders are entitled to notice of such registration and to include their registrable securities in that registration. The registration of RRA Shareholders’ registrable securities pursuant to a piggyback registration does not relieve us of the obligation to effect a demand registration. The managing underwriter has the right to limit the number of registrable securities included in a piggyback registration if the managing underwriter believes it would interfere with the successful marketing of the common shares.

Form F‑3 registration rights. When we are eligible to use Form F‑3, one or more RRA Shareholders have the right to request that we file a registration statement on Form F‑3. RRA Shareholders will have the right to cause us to undertake underwritten offerings from the shelf registration, but no more than one underwritten offering in a six-month period. Each underwritten takedown constitutes a demand registration for purposes of the maximum number of demand registrations we are obligated to effectuate.

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

Dividends and Dividend Policy

We have not declared cash dividends on our common shares in the years 2016, 2017 or 2018. We currently expect to retain future earnings, if any, to finance the operation and expansion of our business, and we do not anticipate paying any cash dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our supervisory board.

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

B.   Memorandum and articles of association

Our shareholders adopted the Articles of Association filed as Exhibit 3.1 to our registration statement on Form F‑1 (file no. 333‑197097) with the SEC on September 17, 2014, and have subsequently adopted amendments to the Articles of Association, most recently on June 19, 2018.

We incorporate by reference into this Annual Report on Form 20‑F the description of our Articles of Association effective upon the closing of our IPO contained in our F‑1 registration statement (File No. 333‑197097) originally filed with the SEC on June 27, 2014, as amended. Such description sets forth a summary of certain provisions of our articles of association as currently in effect, other than certain updates (including to our authorized share capital) reflected in our amended Articles of Association filed as Exhibit 3.1 to our report on Form 6‑K (file no. 333‑197097) with the SEC on June 20, 2018, incorporated by reference herein.

C.   Material contracts

Except as otherwise disclosed in this Annual Report on Form 20‑F (including the Exhibits), we are not currently, and have not been in the last two years, party to any material contract, other than contracts entered into in the ordinary course of business.

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

For shareholders resident in Germany (i.e., shareholders whose place of residence or usual place of abode or, in case of corporations, its statutory seat or place of management, is situated in Germany) holding their shares as business assets as well as for shareholders residing outside Germany (foreign shareholders) holding their shares in a permanent establishment or a fixed base in Germany, or as assets for which a permanent representative has been appointed in Germany, the tax withheld is credited against the shareholders’ personal income tax or corporate income tax. Such crediting of withholding tax requires a certificate within the meaning of Section 45a (2) sentence 3 Income Tax Act.

Any tax withheld in excess of the shareholders’ personal tax is refunded. The same principles apply to the solidarity surcharge.

For taxpayers who are subject to church tax, an automatic procedure for deducting church tax applies unless the shareholder has filed a blocking notice (Sperrvermerk) with the German Federal Central Tax Office. The church tax payable will be withheld together with the withholding tax. The taxpayer may refuse (block) the automatic query to the Federal Central Tax Office, which will then force an assessment by the taxpayer and the shareholder will be obliged to declare the dividends in his income tax return. The respective forms may be obtained from the German Federal Central Tax Office (Bundeszentralamt für Steuern), An der Kuppe 1, 53225 Bonn, Germany (www.bzst.bund.de). If the church tax is withheld together with the withholding tax, the withholding tax will be reduced by 25% of the church tax levied on the withholding tax.

In case the shares are entrusted to a central securities depository (Wertpapiersammelbank) outside of Germany for custody as it is the case with the shares in the Company, the aforementioned withholding tax relief in accordance with applicable double taxation treaties as well as the credit of withholding tax described for shares held as private and as business assets is, pursuant to a special rule on the restriction of withholding tax credit, subject to the following three cumulative prerequisites: (i) the relevant shareholder must qualify as beneficial owner of the shares in the Company for a minimum holding period of 45 consecutive days occurring within a period of 45 days prior and 45 days after the due date of the dividends, (ii) the shareholder has to bear at least 70% of the risk in value change related to the shares in the Company during the minimum holding period without being directly or indirectly hedged and (iii) the shareholder is not required to fully or largely, directly or indirectly, transfer the dividends to third parties.

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

Exceptions from the flat tax apply upon application for shareholders who have a shareholding of at least 25% in the Company and for shareholders who have a shareholding of at least 1% in the Company and can take significant entrepreneurial influence on the Company’s economic activity by a professional activity for the Company. In this case 60 % of the dividend income is taxed at the individual progressive income tax rate and 60% of the expenses in relation to the shareholding are deductible.

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

Dividends (after deducting business expenses economically related to the dividends) are subject to trade tax in the full amount, unless the participation amounts to at least 15% at the beginning of the relevant assessment period (trade tax participation exemption privilege). In this latter case, the dividends are not subject to trade tax; however, trade tax is levied on amounts considered to be non-deductible business expenses (amounting to 5%

of the dividend). Trade tax ranges from 7% to approximately 18% depending on the municipal trade tax multiplier applied by the relevant municipal authority.

Sole proprietors

If the shares are held as business assets by a sole proprietor with a tax domicile in Germany, only 60% of the dividends are subject to progressive income tax (plus the solidarity surcharge thereon) at a total tax rate of up to approximately 47.5% (plus church tax, if applicable), under the so-called partial income method (Teileinkünfteverfahren). Only 60% of the business expenses economically related to the dividends are tax-deductible. If the shares belong to a domestic permanent establishment in Germany of a business operation of the shareholder, the dividend income (after deducting business expenses economically related thereto) is fully subject to trade tax, unless the shareholder holds at least 15% of the share capital of the Company at the beginning of the relevant assessment period (trade tax participation exemption privilege). In this latter case the net amount of dividends, i.e. after deducting directly related expenses, is exempt from trade tax. As a rule, trade tax can be credited against the shareholder’s personal income tax, either in full or in part, by means of a lump-sum tax credit method—depending on the level of the municipal trade tax multiplier and certain individual tax-relevant circumstances of the taxpayer.

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

Withholding tax

In case of a Domestic Paying Agent, the capital gains from shares held as business assets are in general subject to withholding tax in the same way as shares held as non-business assets by a shareholder (see “—Taxation of capital gains of shareholders with a tax domicile in Germany—Shares held as non-business assets”). However, the Domestic Paying Agent will not levy the withholding tax, provided that (i) the shareholder is a corporation, association of persons or estate with a tax domicile in Germany, or (ii) the shares belong to the domestic business assets of a shareholder, and the shareholder declares so to the Domestic Paying Agent using the designated official form and certain other requirements are met. If withholding tax is imposed by a Domestic Paying Agent, the withholding tax (including the solidarity surcharge thereon and church tax, if applicable) imposed and discharged will be credited against the income tax or corporate income tax liability (including the solidarity surcharge thereon and church tax, if applicable) or will be refunded in the amount of any excess.

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

In case of a Qualified Holding (as defined in “—Taxation of capital gains of shareholders with a tax domicile in Germany—Shares held as non-business assets”), only 60% of the gains from the disposal of the shares are subject to progressive income tax plus the solidarity surcharge thereon (partial-income method), if the shareholder is a private individual. If the shareholder is a corporation and the shares do not belong to a domestic permanent establishment or fixed place of business and are not part of business assets for which a permanent representative in Germany has been appointed, the gains from the disposal of the shares should, according to a judgement of the German Federal Fiscal Court of 31 May 2017, I R 37/15, not be subject to corporate income tax; the legal fiction according to which 5% of the gains are treated as non-deductible business expenses shall not apply. The judgment seems to be accepted by tax authorities. Furthermore, most double taxation treaties provide for exemption from German taxation and attribute the right of taxation to the shareholder’s state of residence. According to the tax authorities there is no obligation to levy withholding tax at source in the case of a Qualified Holding if the shareholder submits to the Domestic Paying Agent a certificate of residence issued by a competent foreign tax authority.

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

However, on February 14, 2013, the European Commission published a proposal for a Directive for a common financial transaction tax in Belgium, Germany, Estonia, Greece, Spain, France, Italy, Austria, Portugal, Slovenia and Slovakia. The Commission’s proposal is currently under review and it is unclear if and to what extent it will be implemented, if ever. The implementation of a financial transaction tax is now included in the coalition agreement as of February 2, 2018. Prospective holders are advised to seek their own professional advice in relation to the Commission’s proposal to introduce a financial transaction tax.

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

On January 1, 2016 the convention between Germany and the Netherlands for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income, concluded on April 12, 2012 (the “2012 Germany-Netherlands Treaty”), entered into force. Under the 2012 Germany-Netherlands Treaty, a Shareholder, other than a Dutch individual (as defined below), a Dutch Corporate Entity (as defined below) or a person who has a permanent establishment (vaste inrichting) or a permanent representative (vaste vertegenwoordiger) in the Netherlands to which the Shares are attributable, will, generally, not be subject to Dutch dividend withholding tax on dividends distributed by the Company, irrespective of the nature or form of such dividend, if and for as long as the Company is resident solely in Germany for purposes of the 2012 Germany-Netherlands Treaty. A Shareholder that is resident in the Netherlands will generally be subject to Dutch dividend withholding tax on dividends distributed by the Company, irrespective of the nature or form of such dividend, at a rate of 15%. The Company intends to be resident solely in Germany for purposes of the 2012 Germany-Netherlands Treaty on a continuous basis.

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
(a)	not recognized for Dutch dividend withholding tax purposes, or
(b)	recognized for Dutch dividend withholding tax purposes, to the extent that the Company has “net profits” (zuivere winst), unless

*the general meeting of Shareholders has resolved in advance to make such repayment, and

*the nominal value of the Shares concerned has been reduced with an equal amount by way of an amendment to the Articles of Association of the Company.

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

Dutch Individuals engaged or deemed to be engaged in an enterprise or in miscellaneous activities

Dutch Individuals engaged or deemed to be engaged in an enterprise or in miscellaneous activities (resultaat uit overige werkzaamheden) are generally subject to income tax at statutory progressive rates with a maximum of 51.75% with respect to any benefits derived or deemed to be derived from the Shares, including any capital gains realized on the disposal thereof, that are attributable to:

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

(i)	from 1.94% of such positive balance up to EUR 71,650;
(ii)	to 4.45% of such positive balance of EUR 71,650 up to EUR 989,736; and
(iii)	to a maximum of 5.60% of such positive balance of EUR 989,736 or higher.

No taxation occurs if such positive balance does not exceed a certain threshold (heffingvrije vermogen). The fair market value of assets, including the Shares, and liabilities that are taxed under this regime is measured, in general, exclusively on 1 January of every calendar year. The tax rate under the regime for savings and investments is a flat rate of 30%.

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

(iii)

the Non-Dutch Corporate Entity holds a substantial, or fictitious substantial, interest in the Company with the main purpose, or one of the main purposes, of avoiding that another individual would be subject to income tax and artificial arrangements are used to achieve such purpose;

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

This discussion applies only to a U.S. Holder that holds common shares as capital assets for tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of the U.S. Holder’s particular circumstances, including alternative minimum tax consequences, the potential application of the provisions of the Code known as the Medicare contribution tax and tax consequences applicable to U.S. Holders subject to special rules, such as:

•	certain financial institutions;
•	dealers or traders in securities who use a mark-to-market method of tax accounting;
•

persons holding common shares as part of a hedging transaction, straddle, wash sale, conversion transaction or other integrated transaction or persons entering into a constructive sale with respect to the common shares;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;
•	entities classified as partnerships for U.S. federal income tax purposes;
•	tax-exempt entities, including an “individual retirement account” or “Roth IRA”;
•	persons that own or are deemed to own ten percent or more of our shares (by vote or value);
•	persons who acquired our common shares pursuant to the exercise of an employee stock option or otherwise as compensation; or
•	persons holding common shares in connection with a trade or business conducted outside of the United States.

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

A “U.S. Holder” is a holder who, for U.S. federal income tax purposes, is a beneficial owner of common shares who is eligible for the benefits of the Treaty and is:

•	a citizen or individual resident of the United States;
•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or
•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of common shares in their particular circumstances.

Taxation of Distributions

Subject to the passive foreign investment company rules described below, distributions paid on common shares, other than certain pro rata distributions of common shares, will generally be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, we expect that distributions generally will be reported to U.S. Holders as dividends. Subject to applicable limitations and the passive foreign investment company rules described below, for so long as our common shares are listed on Nasdaq or another established securities market in the United States or we are eligible for benefits under the Treaty, dividends paid to certain non-corporate U.S. Holders will be eligible for taxation as “qualified dividend income” and therefore will be taxable at rates not in excess of the long-term capital gain rate applicable to such U.S. Holders. U.S. Holders should consult their tax advisers regarding the availability of the reduced tax rate on dividends in their particular circumstances. The amount of a dividend will include any amounts withheld by us in respect of German income taxes. The amount of the dividend generally will be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s receipt of the dividend. The amount of any dividend income paid in euros will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of actual or constructive receipt, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt. Generally, any gain or loss resulting from foreign currency exchange fluctuations during the period from the date the dividend payment is included in a U.S. Holder’s income to the date the payment is converted into U.S. dollars will be treated as ordinary income or loss and will not be eligible for taxation as "qualified dividend income." Such gain or loss generally will be treated as foreign-source income to U.S. Holders.

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

Passive Foreign Investment Company Rules

Under the Code, we will be a PFIC for any taxable year in which, after the application of certain “look-through” rules with respect to subsidiaries, either (i) 75% or more of our gross income consists of “passive income,” or (ii) 50% or more of the average quarterly value of our assets consist of assets that produce, or are held for the production of, “passive income.” Passive income generally includes interest, dividends, rents, certain non-active royalties and capital gains. Although we have not performed a definitive PFIC analysis using U.S. federal income tax principles, based on certain estimates as to composition of our income and assets, including the implied value, based on our market capitalization, of our assets that produce non-passive income, during 2018, we do not believe that we were a PFIC for our 2018 taxable year. However, there can be no assurance that the Internal Revenue Service (the “IRS”) will agree with our conclusion. In addition, whether we will be a PFIC in 2019 or any future taxable year is uncertain because, among other things, we currently own, a substantial amount of passive assets, including cash, and because the valuation of our assets that generate non-passive income for PFIC purposes, including our intangible assets, is uncertain and may vary substantially over time. The average quarterly value of our assets for purposes of determining our PFIC status for any taxable year will generally be determined in part by reference to our market capitalization, which has fluctuated and may continue to fluctuate significantly over time.

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

In addition, in order to avoid the application of the foregoing rules, a U.S. Holder can make QEF Elections with respect to us and each Lower-tier PFIC in the first taxable year that we and each Lower-tier PFIC are treated as PFICs with respect to the U.S. Holder. A U.S. Holder must make the QEF Election for each PFIC by attaching a properly completed U.S. Internal Revenue Service (“IRS”) Form 8621 for each PFIC to the U.S. Holder’s timely filed U.S. federal income tax return. We currently intend to provide the information necessary for a U.S. Holder to make a QEF Election with respect to us and each Lower-tier PFIC that we control for 2018 and for any future years with respect to which we determine that we or any Lower-tier PFIC that we control are or are likely to be a PFIC.

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

F.   Dividends and paying agents

Not applicable.

G.   Statement by experts

Not applicable.

H.   Documents on display

We are subject to the informational requirements of the Exchange Act. Accordingly, we are required to file reports and other information with the SEC, including Annual Reports on Form 20‑F and reports on Form 6‑K. The SEC maintains an Internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

I.   Subsidiary information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT RISK

See note 21 to the consolidated financial statements as of December 31, 2018 for more information about our exposure to market risks.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A.   Use of Proceeds

On September 17, 2014, we completed our initial public offering of our common shares pursuant to a Registration Statement on Form F‑1, as amended (File No. 333‑197097) that was declared effective on September 12, 2014. Under the registration statement, we sold an aggregate of 8,000,000 common shares. All of these common shares were sold at a price to the public of US$7.00 per share, yielding gross proceeds of $56.0 million or net proceeds of $52.1 million after underwriting discounts and commissions. Jefferies LLC, Leerink Partners LLC and BMO Capital Markets Corp. were joint book-running managers for the initial public offering. We paid the offering expenses in connection with the initial public offering, which were approximately $3.0 million, and which included SEC registration fees, FINRA filing fees, NASDAQ listing fees and expenses, legal fees and expenses, printing and engraving expenses, accounting fees and expenses as well as other miscellaneous fees and expenses, but excluded the underwriting discounts and commissions.

Between the effective date of the Registration Statement and December 31, 2018, we used all of the net proceeds to fund research and development expenses for AFM13, AFM11 and AFM21/22/24/26. None of the net proceeds (other than compensation to our management board and supervisory board as disclosed in this Annual Report) were used to make payments, directly or indirectly, to (i) any of our directors, officers or their associates, (ii) any persons owning 10% or more of our common shares or (iii) any of our affiliates. The use of these proceeds did not change from the information mentioned in the prospectus relating to the Registration Statement.

ITEM 15. CONTROLS AND PROCEDURES

A.   Disclosure Controls and Procedures

As of the end of the period covered by this Annual Report, an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a‑15(e) under the Exchange Act) was performed under the supervision and with the participation of our managing board, including our Chief Executive Officer and Chief Financial Officer, our principal executive officer and principal financial officer, respectively. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

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

B.   Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a‑15(f) of the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based upon criteria established in Internal Control – Integrated Framework (2013) by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2018.

C.   Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report of our registered public accounting firm due to an exemption provided to emerging growth companies under the JOBS Act.

D.   Changes in Internal Control over Financial Reporting

No change in our internal control over financial reporting (as defined in Rules 13a‑15(f) and 15d‑15(f) under the Exchange Act) occurred during the financial year ended December 31, 2018 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. Principal Accountant Fees and Services

a)   Audit Fees

Audit fees in 2018 and 2017 amounted to €194,000 and €191,000, respectively, and relate to audit services provided by our principal accountants, KPMG AG Wirtschaftsprüfungsgesellschaft and other KPMG International member firms, in connection with the audit of the consolidated financial statements and statutory audits and, quarterly reviews. The aggregate audit fees include fees and expenses billed or accrued for professional services rendered by the principal accountant for the audit of our annual financial statements and review of the interim condensed consolidated financial statements and additional services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements, except for those not required by statute or regulation.

b)   Audit-Related Fees

Audit-Related fees in 2018 and 2017 amounted to €138,000 and €45,000, respectively, and relate to services provided by our principal accountants, KPMG AG Wirtschaftsprüfungsgesellschaft for the review of registration statements and comfort letters for the Company.

c)   Tax Fees

None.

d)   All Other Fees

Other fees in 2018 and 2017 amounted to €6,000 and €3,000, respectively, and relate to other services provided by our principal accountants, KPMG AG Wirtschaftsprüfungsgesellschaft.

e)   Audit Committee’s Pre-Approval Policies and Procedures

The Audit Committee is responsible for the appointment, replacement, compensation, evaluation and oversight of the work of the independent auditors. As part of this responsibility, the Audit Committee pre-approves all audit and non-audit services performed by the independent auditors in order to assure that they do not impair the auditor’s independence from the Company.

f)   Audit Work Performed by Other Than Principal Accountant if Greater Than 50%

Not applicable.

ITEM 16D. Exemptions from the listing standards for audit committees

Not applicable.

ITEM 16E. Purchases of equity securities by the issuer and affiliated purchasers

In 2018, no purchases of our equity securities were made by or on behalf of Affimed or any affiliated purchaser.

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

ITEM 18. Financial statements

Financial Statements are filed as part of this Annual Report, see page F‑1.

ITEM 19. Exhibits

(a)  The following documents are filed as part of this registration statement:

Exhibit No.	Exhibit
1.1	Articles of Association of Affimed N.V. (incorporated by reference to exhibit 3.1 of the Affimed N.V. report on Form 6‑K (Registration no. 001‑36619) filed with the Commission on June 20, 2018).
2.1

Registration Rights Agreement between Affimed N.V. and the shareholders listed therein (incorporated by reference to exhibit 4.1 of the Affimed N.V. report on Form 6‑K (Registration no. 001‑36619) filed with the Commission on September 22, 2014).

4.1†

License Agreement, dated September 29, 2006 between Affimed Therapeutics AG and Xoma Ireland Limited (incorporated by reference to exhibit 10.1 of the Affimed N.V. registration statement on Form F‑1 (Registration no. 333‑197097) filed with the Commission on June 27, 2014).

4.2†

License Agreement, dated March 8, 2001 between Affimed Therapeutics AG and Deutsches Krebsforschungszentrum (DKFZ) (incorporated by reference to exhibit 10.2 of the Affimed N.V. registration statement on Form F‑1 (Registration no. 333‑197097) filed with the Commission on June 27, 2014).

4.3

Memorandum of Clarification of License Agreement Signed Between Affimed Therapeutics AG and Deutsches Krebsforschungszentrum (DKFZ), dated March 8, 2001 (incorporated by reference to exhibit 10.3 of the Affimed N.V. registration statement on Form F‑1 (Registration no. 333‑197097) filed with the Commission on June 27, 2014).

4.4†

Amendment to License Agreement, dated June 13, 2006 between Affimed Therapeutics AG and Deutsches Krebsforschungszentrum (DKFZ) (incorporated by reference to exhibit 10.4 of the Affimed N.V. registration statement on Form F‑1 (Registration no. 333‑197097) filed with the Commission on June 27, 2014).

4.5†

Amended and Restated License and Development Agreement dated July 11, 2013 between Affimed Therapeutics AG and Amphivena Therapeutics, Inc. (incorporated by reference to exhibit 4.5 of the Affimed N.V. Annual Report on Form 20‑F for the year ended December 31, 2014 (File no. 001‑36619) filed with the Commission on March 25, 2015).

4.6†

Research Funding Agreement dated August 15, 2013 between Affimed Therapeutics AG and The Leukemia and Lymphoma Society (incorporated by reference to exhibit 10.6 of the Affimed N.V. registration statement on Form F‑1 (Registration no. 333‑197097) filed with the Commission on June 27, 2014).

4.7†

Amendment No. 1 to the Research Funding Agreement, dated April 29, 2014 between Affimed Therapeutics AG and The Leukemia and Lymphoma Society (incorporated by reference to exhibit 10.7 of the Affimed N.V. registration statement on Form F‑1 (Registration no. 333‑197097) filed with the Commission on June 27, 2014).

4.8

English language summary of Lease Agreement, dated September 19, 2000 and amendments thereto between Affimed Therapeutics AG and Technologiepark Heidelberg II GmbH & Co. KG (incorporated by reference to exhibit 10.8 of the Affimed N.V. registration statement on Form F‑1 (Registration no. 333‑197097) filed with the Commission on June 27, 2014).

4.9

Lease Contract dated October 1, 2009, between Abcheck s.r.o. and Vĕdeckotechnický park Plzeń a.s. (incorporated by reference to exhibit 10.9 of the Affimed N.V. registration statement on Form F‑1 (Registration no. 333‑197097) filed with the Commission on June 27, 2014).

4.10

Amendment No. 4 to Lease Contract dated October 1, 2009, between Abcheck s.r.o. and Vĕdeckotechnický park Plzeń a.s., dated June 30, 2011 (incorporated by reference to exhibit 10.10 of the Affimed N.V. registration statement on Form F‑1 (Registration no. 333‑197097) filed with the Commission on June 27, 2014).

4.11

Amendment No. 5 to Lease Contract dated October 1, 2009, between Abcheck s.r.o. and Vĕdeckotechnický park Plzeń a.s., dated November 14, 2012 (incorporated by reference to exhibit 10.11 of the Affimed N.V. registration statement on Form F‑1 (Registration no. 333‑197097) filed with the Commission on June 27, 2014).

4.12

Investment Agreement Series D Round of Financing, Affimed Therapeutics AG, Heidelberg, Germany, dated September 24, 2012 (incorporated by reference to exhibit 10.12 of the Affimed N.V. registration statement on Form F‑1 (Registration no. 333‑197097) filed with the Commission on August 19, 2014).

4.13

Investment Agreement Pre-IPO Financing, Affimed Therapeutics AG, Heidelberg, Germany, dated June 24, 2014 (incorporated by reference to exhibit 10.13 of the Affimed N.V. registration statement on Form F‑1 (Registration no. 333‑197097) filed with the Commission on August 19, 2014).

4.14

Convertible Bridge Loan Agreement, dated June 28, 2013 by and between the shareholders party thereto and Affimed Therapeutics AG (incorporated by reference to exhibit 10.14 of the Affimed N.V. registration statement on Form F‑1 (Registration no. 333‑197097) filed with the Commission on August 19, 2014).

4.15

Amendment to Investment Agreement Pre-IPO Financing, Affimed Therapeutics AG, Heidelberg, Germany (incorporated by reference to exhibit 10.15 of the Affimed N.V. registration statement on Form F‑1 (Registration no. 333‑197097) filed with the Commission on August 19, 2014).

4.16

Form of Supervisory Director and Managing Director Indemnification Agreement (incorporated by reference to exhibit 10.16 of the Affimed N.V. registration statement on Form F‑1 (Registration no. 333‑197097) filed with the Commission on August 19, 2014).

4.17

Term Facility Agreement between Affimed Therapeutics AG (now Affimed GmbH) and PCOF 1, LLC dated as of 24 July 2014 (incorporated by reference to exhibit 10.17 of the Affimed N.V. registration statement on Form F‑1 (Registration no. 333‑197097) filed with the Commission on August 19, 2014).

4.18

Amendment No. 1 to Term Facility Agreement, dated April 29, 2015 between Affimed GmbH and Perceptive Credit Opportunities Fund, LP (incorporated by reference to exhibit 4.18 of the Affimed N.V. Annual Report on Form 20‑F for the year ended December 31, 2015 (File no. 001‑36619) filed with the Commission on March 30, 2016).

4.19

Amendment No. 2 to Term Facility Agreement, dated August 14, 2015 between Affimed GmbH and Perceptive Credit Opportunities Fund, LP (incorporated by reference to exhibit 4.19 of the Affimed N.V. Annual Report on Form 20‑F for the year ended December 31, 2015 (File no. 001‑36619) filed with the Commission on March 30, 2016).

4.20

Letter Agreement with respect to Term Facility Agreement, dated March 29, 2016 between Affimed GmbH and Perceptive Credit Opportunities Fund, LP (incorporated by reference to exhibit 4.20 of the Affimed N.V. Annual Report on Form 20‑F for the year ended December 31, 2015 (File no. 001‑36619) filed with the Commission on March 30, 2016).

4.21

Loan Agreement, dated November 30, 2016 between Affimed GmbH and Silicon Valley Bank (incorporated by reference to exhibit 10.1 of the Affimed N.V. report on Form 6‑K (File no. 001‑36619) filed with the Commission on December 6, 2016).

4.22

Deed of Guaranty and Indemnity, dated November 30, 2016 between Affimed N.V. and Silicon Valley Bank (incorporated by reference to exhibit 10.2 of the Affimed N.V. report on Form 6‑K (File no. 001‑36619) filed with the Commission on December 6, 2016).

4.23

Omnibus Deed of Pledge, dated November 30, 2016 between Affimed N.V. and Silicon Valley Bank (incorporated by reference to exhibit 10.3 of the Affimed N.V. report on Form 6‑K (File no. 001‑36619) filed with the Commission on December 6, 2016).

4.24

Share Pledge Agreement, dated November 30, 2016 between Affimed N.V. and Silicon Valley Bank (incorporated by reference to exhibit 10.4 of the Affimed N.V. report on Form 6‑K (File no. 001‑36619) filed with the Commission on December 6, 2016).

4.25

Account Pledge Agreement, dated November 30, 2016 between Affimed N.V. and Silicon Valley Bank (incorporated by reference to exhibit 10.5 of the Affimed N.V. report on Form 6‑K (File no. 001‑36619) filed with the Commission on December 6, 2016).

4.26

Account Pledge Agreement, dated November 30, 2016 between Affimed GmbH and Silicon Valley Bank (incorporated by reference to exhibit 10.6 of the Affimed N.V. report on Form 6‑K (File no. 001‑36619) filed with the Commission on December 6, 2016).

4.27

Security Assignment Agreement, dated November 30, 2016 between Affimed GmbH and Silicon Valley Bank (incorporated by reference to exhibit 10.7 of the Affimed N.V. report on Form 6‑K (File no. 001‑36619) filed with the Commission on December 6, 2016).

4.28

Security Transfer Agreement, dated November 30, 2016 between Affimed GmbH and Silicon Valley Bank (incorporated by reference to exhibit 10.8 of the Affimed N.V. report on Form 6‑K (File no. 001‑36619) filed with the Commission on December 6, 2016).

4.29

Loan Modification Agreement, dated May 31, 2017, between Affimed GmbH and Silicon Valley Bank (incorporated by reference to exhibit 10.1 of the Affimed N.V. report on Form 6‑K (File no. 001‑36619) filed with the Commission on August 1, 2017).

4.30†

Research Collaboration and License Agreement, dated as of August 24, 2018 by and between Affimed GmbH and Genentech, Inc. (incorporated by reference to exhibit 10.1 of the Affimed N.V. report on Form 6‑K (File no. 001‑36619) filed with the Commission on August 27, 2018).

8.1*	List of subsidiaries
12.1*	Certification of Adi Hoess pursuant to 17 CFR 240.13a‑14(a).
12.2*	Certification of Florian Fischer pursuant to 17 CFR 240.13a‑14(a).
13.1*	Certification of Adi Hoess pursuant to 17 CFR 240.13a‑14(b) and 18 U.S.C. 1350.
13.2*	Certification of Florian Fischer pursuant to 17 CFR 240.13a‑14(b) and 18 U.S.C. 1350.
15.1*	Consent of KPMG AG Wirtschaftsprüfungsgesellschaft.
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*     Filed herewith

†    Confidential treatment requested as to portions of the exhibit. Confidential materials omitted and filed separately with the Securities and Exchange Commission.

(b)  Financial Statement Schedules

None.

Signatures

The registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 20‑F and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Heidelberg, Germany on March 27, 2019.

AFFIMED N.V.

By:	/s/ Adi Hoess
Name: Adi Hoess
Title: Chief Executive Officer

By:	/s/ Florian Fischer
Name: Florian Fischer
Title: Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Shareholders and Supervisory Board of Affimed N.V.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Affimed N.V. and subsidiaries (the Company) as of December 31, 2018 and 2017, and the related consolidated statements of comprehensive loss, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2018, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Change in Accounting Principles

As discussed in Note 3 to the consolidated financial statements, the Company has changed its method of accounting for financial instruments in 2018 due to the adoption of International Financial Reporting Standard 9, Financial Instruments.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG AG Wirtschaftsprüfungsgesellschaft

We have served as the Company’s auditor since 2014.

Mannheim, Germany

March 25, 2019

Affimed N.V.

Consolidated statements of comprehensive loss

(in € thousand)

	Note	2018	2017	2016
Revenue	5	23,735	2,010	6,314

Other income – net	6	1,515	205	145
Research and development expenses	7	(35,148)	(21,489)	(30,180)
General and administrative expenses	8	(9,638)	(7,986)	(8,323)

Operating loss		(19,536)	(27,260)	(32,044)

Finance income / (costs) - net	10	60	(2,983)	(230)

Loss before tax		(19,476)	(30,243)	(32,274)

Income taxes	11	(1)	20	58

Loss for the period		(19,477)	(30,223)	(32,216)

Other comprehensive income Items that will not be reclassified to profit or loss
Equity investments at fair value OCI – net change in fair value	12	(4,731)	—	—

Other comprehensive income		(4,731)	—	—

Total comprehensive loss		(24,208)	(30,223)	(32,216)

Loss per share in € per share (undiluted = diluted)		(0.32)	(0.69)	(0.97)

Weighted number of common shares outstanding		60,514,407	43,746,073	33,259,505

The Notes are an integral part of these consolidated financial statements.

Affimed N.V.

Consolidated statements of financial position

(in € thousand)

	Note	December 31, 2018	December 31, 2017
ASSETS
Non-current assets

Intangible assets		56	65
Leasehold improvements and equipment		1,414	1,113
Long term financial assets	12	3,825	—
		5,295	1,178

Current assets
Cash and cash equivalents		94,829	39,837
Financial assets	13	13,974	—
Trade and other receivables	14	1,429	1,102
Inventories		260	241
Other assets		387	800
		110,879	41,980

TOTAL ASSETS		116,174	43,158

EQUITY AND LIABILITIES
Equity
Issued capital		624	468
Capital reserves		239,055	213,778
Fair value reserves		2,594	—
Accumulated deficit		(202,144)	(182,667)
Total equity	15	40,129	31,579

Non current liabilities

Borrowings	17	1,690	4,086
Contract liabilities	5	37,512	—
Total non-current liabilities		39,202	4,086

Current liabilities

Trade and other payables	18	9,425	4,180
Borrowings	17	3,083	3,083
Contract liabilities	5	24,335	230
Total current liabilities		36,843	7,493

TOTAL EQUITY AND LIABILITIES		116,174	43,158

The Notes are an integral part of these consolidated financial statements.

Affimed N.V.

Consolidated statements of cash flows

(in € thousand)

	Note	2018	2017	2016
Cash flow from operating activities
Loss for the period		(19,477)	(30,223)	(32,216)
Adjustments for the period:
- Income taxes	11	1	(20)	(58)
- Depreciation and amortisation		403	351	369
- Gain from disposal of leasehold improvements and equipment		25	(19)	—
- Share based payments	16	2,035	1,943	3,545
- Finance income / (costs) - net	10	(60)	2,983	230
		(17,073)	(24,985)	(28,130)

Change in trade and other receivables	14	(322)	1,140	(1,311)
Change in inventories		(19)	(44)	31
Change in other assets		121	(399)	(64)
Change in trade, other payables and contract liabilities	18	66,856	(1,018)	(2,177)
Cash from / (used in) operating activities		49,563	(25,306)	(31,651)
Interest received		218	106	102
Paid interest		(342)	(349)	(578)
Paid income tax		(1)	—	—
Net cash from / (used in) operating activities		49,438	(25,549)	(32,127)

Cash flow from investing activities
Purchase of intangible assets		(30)	(43)	(21)
Purchase of leasehold improvements and equipment		(691)	(625)	(238)
Cash received from the sale of leasehold improvements and equipment		1	35	—
Cash paid for investments in convertible note and warrants		—	(296)	—
Cash paid for investments in financial assets	13	(14,029)	(13,084)	(27,037)
Cash received from maturity of financial assets		—	22,063	18,147
Cash paid for investments in long term financial assets	12	(861)	—	—
Net cash from / (used for) investing activities		(15,610)	8,050	(9,149)

Cash flow from financing activities
Proceeds from issue of common shares	15	25,113	23,123	6
Transaction costs related to issue of common shares	15	(1,701)	(1,648)	—
Proceeds from borrowings		—	2,500	5,000
Transaction costs related to borrowings		—	(11)	(105)
Repayment of borrowings	17	(2,917)	(167)	(5,137)
Cash flow from / (used for) financing activities		20,495	23,797	(236)

Exchange-rate related changes of cash and cash equivalents		669	(1,867)	179
Net changes to cash and cash equivalents		54,323	6,297	(41,512)
Cash and cash equivalents at the beginning of the period		39,837	35,407	76,740
Cash and cash equivalents at the end of the period		94,829	39,837	35,407

The Notes are an integral part of these consolidated financial statements.

Affimed N.V.

Consolidated statements of changes in equity

(in € thousand)

		Issued	Capital	Fair value	Accumulated	Total
	Note	capital	reserves	reserves	deficit	equity
Balance as of January 1, 2016		333	187,169	—	(120,228)	67,274

Issue of common shares[1]		—	6			6
Equity-settled share based payment awards			3,545			3,545
Issue of warrant note (Perceptive loan)			142			142
Loss for the period					(32,216)	(32,216)
Balance as of December 31, 2016		333	190,862	—	(152,444)	38,751

Balance as of January 1, 2017		333	190,862	—	(152,444)	38,751

Issue of common shares		135	20,922			21,057
Equity-settled share based payment awards			1,943			1,943
Issue of warrant note (loan Silicon Valley Bank)			51			51
Loss for the period					(30,223)	(30,223)

Balance as of December 31, 2017		468	213,778	—	(182,667)	31,579

Revaluation shares Amphivena (first time adoption IFRS 9)				7,325		7,325

Balance as of January 1, 2018		468	213,778	7,325	(182,667)	38,904

Issue of common shares	15	156	23,171			23,327
Exercise of share based payment awards	16		71			71
Equity-settled share based payment awards	16		2,035			2,035
Loss for the period					(19,477)	(19,477)
Other comprehensive income	12			(4,731)		(4,731)

Balance as of December 31, 2018		624	239,055	2,594	(202,144)	40,129

1.	Issue of 3,341 shares

The Notes are an integral part of these consolidated financial statements.

Affimed N.V.

Notes to the consolidated financial statements

(in € thousand)

1.          Reporting entity

Affimed N.V. is a Dutch company with limited liability (naamloze vennootschap) and has its corporate seat in Amsterdam, the Netherlands.

The consolidated financial statements are comprised of Affimed N.V., and its controlled (and wholly owned) subsidiaries Affimed GmbH, Heidelberg, Germany, AbCheck s.r.o., Plzen, Czech Republic, Affimed Inc., Delaware, USA and AbCheck Inc., Delaware, USA (together “Affimed” or the “Group”).

Affimed is a clinical-stage biopharmaceutical company focused on discovering and developing highly targeted cancer immunotherapies. The Group’s product candidates are developed in the field of immuno-oncology, which represents an innovative approach to cancer treatment that seeks to harness the body’s own immune defenses to fight tumor cells. Affimed has its own research and development programs, strategic collaborations and service contracts, where the Group is performing research services for third parties.

2.          Basis of preparation – consolidated financial statements

Statement  of compliance

The consolidated financial statements  have been prepared in  accordance with  International Financial Reporting Standards  as issued by the International Accounting Standards Board (IFRS).

The consolidated financial statements were authorized for  issuance by the management board  on  March 25,  2019.

Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for financial instruments measured at fair value (see note 12) and monetary assets and liabilities denominated in foreign currencies which are translated at period-end exchange rates. The Group did not opt for a valuation of liabilities at fair value through profit or loss.

Consolidation

The Group controls an entity when it has power over the investee, is exposed  to, or has rights to, variable returns from its  involvement with  the entity and has the  ability to affect those returns  through its power over the entity. A subsidiary is consolidated from the date on which control is obtained by the Group. It is de-consolidated from  the date  control ceases.

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

Affimed N.V.

Notes to the consolidated financial statements

(in € thousand)

Presentation of consolidated statements  of comprehensive loss

As a clinical-stage biopharmaceutical company with a primary focus on research and development activities, cost of sales and gross profit are not considered meaningful measures for Affimed and therefore are not presented. See note 3 for the Group’s accounting policies related to revenue recognition and research and development expenses.

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

Foreign currency gains or losses that relate to borrowings, cash and cash equivalents and financial assets, except for financial instruments at fair value through other comprehensive income are presented in the statement of comprehensive loss within ‘Finance income / (costs) - net’. All other foreign exchange gains and losses are presented in the statement of comprehensive loss within ‘Other income – net’.

3.          Significant accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements.

Revenue recognition

The Group generates revenues from the provision of research and development services to third parties based on both Group and third party owned intellectual property. Such services are performed on a “best efforts” basis without a guarantee of technological or commercial success. For some research programs, Affimed entered into collaborations with other companies that provides the Group with funding or other resources such as access to technologies. From time to time, the Group also licenses its intellectual property to third parties who use it to develop product candidates.

Collaboration and license agreements are evaluated to determine whether they involve multiple promises that represent separate performance obligations. Such agreements may comprise more than one research program, platform licenses or intellectual property licenses originally generated by the Group. Usually each of those promises is considered to meet the definition of a separate performance obligation.

The total consideration is generally allocated to separate performance obligations based on relative stand-alone selling prices. Usually sales prices for research and development activities and licenses are not directly observable or highly variable across customers. Therefore, we use estimation techniques to determine stand-alone selling prices for such services and licenses. The stand-alone selling prices for research activities are determined based on an expected cost plus a margin approach. For licenses of intangible assets where little or no incremental costs are incurred in providing such licenses a residual approach is used.

Performance obligations from research programs are satisfied over time because the work performed by the Group either enhances a license that the customer already controls or because the work does not result in an asset with an alternative use for the Group due to contractual restrictions.

Affimed N.V.

Notes to the consolidated financial statements

(in € thousand)

Therefore, revenue for such performance obligations is recognized according to the stage of completion measured by reference to costs incurred in relation to anticipated total costs of the research program.

Platform licenses or intellectual property licenses originally generated by the Group are recognized at a point in time if their nature is a right to use the intellectual property as it exists at the point in time at which the license is granted. This is usually the case when there is no significant continuing involvement by the Group. In these cases, revenue is recognized when control of the license is transferred. Control is considered to be transferred when the customer received all necessary documents and information to begin to use and benefit from the license.

Platform licenses or intellectual property licenses originally generated by the Group are recognized over time if their nature is to access the intellectual property as it exists throughout the license period. This might be the case when there is significant continuing involvement by the Group. In these cases, revenue is recognized on a straight line basis until the use of the license by the customer ends.

Payments received from customers commonly include non-refundable upfront payments that are initially recognized as a contract liability, and subsequently recognized as revenue as the related performance obligation is fulfilled. The Group concluded that non-refundable upfront payments do not include financing components because the advance payments arise for reasons other than the provision of financing.

In addition, payment terms may also include payments to be received from customers at a later point in time upon the achievement of certain milestones.

Milestone payments are contingent upon the achievement of contractually stipulated targets. The achievement of these targets or milestones depends largely on meeting specific requirements laid out in the respective agreement. Milestone payments are included in the transaction price when it is highly probable that a significant reversal of revenue recognized will not occur when the uncertainty associated with the milestone is subsequently resolved. In the Group’s view uncertainty is sufficiently resolved only when the milestone is reached. Reaching a milestone will result in a cumulative catch up of revenue for the performance to date.

The Group distinguishes development and registration milestones and sales based milestones. Whereas development and registration milestone payments are generally recognized on reaching the defined milestones, revenues for sales based milestones are recognized on achievement of contractually stipulated underlying revenues.

Research and development

Costs incurred related to research activities are expensed in the period when they are incurred. Costs incurred on development projects are recognized as intangible assets beginning on the date it can be established that it is probable that future economic benefits attributable to the asset will flow to the Group considering its technological and commercial feasibility. Given the current stage of the development of the Group’s candidates and technologies, no development expenditures have been capitalized in any of the periods presented in these consolidated financial statements. Intellectual property-related costs for patents are part of the expenditure for the research and development projects. Therefore, registration costs for patents are recognized as expensed when incurred as long as the research and development project concerned does not meet the criteria for capitalization.

Affimed N.V.

Notes to the consolidated financial statements

(in € thousand)

Employee benefits

(i)	Short-term employee benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided.

A liability is recognized for the amount expected to be paid under a short-term cash bonus, if (a) the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and (b) the obligation can be estimated reliably.

(ii)	Share-based payment transactions

The Group’s share-based payment awards outstanding as of December 31, 2017 and 2018, are classified as equity-settled share-based plans. The fair value of share-based equity-settled awards granted to employees is measured at grant date and compensation cost is recognized over the vesting period with a corresponding increase in equity. Share-based payment awards with non-employees are measured and recognized when services are received. Fair value is estimated using the Black-Scholes-Merton formula. The formula determines the value of an option based on input parameters like the value of the underlying instrument, the exercise price, the expected volatility of share price returns, dividends, the risk-free interest rate, the expected forfeiture rate and the time to maturity of the option. The number of stock options expected to vest is estimated at each measurement date.

Government grants

The Group receives certain government grants that support its research effort in specific projects. These grants are generally provided in the form of reimbursement of approved costs incurred as defined in the respective grants. Income in respect of grants also includes contributions towards the costs of research and development. Income is recognized when costs under each grant are incurred in accordance with the terms and conditions of the grant and the collectability of the receivable is reasonably assured.

Government grants relating to costs are deferred and recognized in the income statement over the period necessary to match them with the costs they are intended to compensate. When the cash in relation to recognized government grants is not yet received the amount is included as a receivable on the statement of financial position.

The Group recognizes income from government grants under ‘Other income - net’ in the consolidated statement of comprehensive loss.

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

Affimed N.V.

Notes to the consolidated financial statements

(in € thousand)

Financial instruments

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

(i)	Non-derivative financial assets

The Group’s non-derivative financial assets include preferred shares in Amphivena, trade and other receivables, cash and cash equivalents and certificates of deposit at banks with original maturities of more than three months.

Receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Those debt instruments are hold to collect solely payments of principal and interest. The Group decided to not apply the fair value through OCI option for those instruments. They are included in current assets and are subsequently carried at amortized cost.

Cash and cash equivalents comprise cash balances and call deposits with original maturities of three months or less.

The Group holds preferred shares in Amphivena designated at fair value through other comprehensive income (see note 12)

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

The Group entered into certain loan agreements pursuant to which it issued warrants to purchase common shares of the Group at the option of the respective holders (see note 17). The number of shares to be issued does not vary with changes in their fair value.

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

In 2017, the Group held a convertible note agreement (see note 12). The Group designated the combined contract consisting of the loan component and the conversion feature embedded in the loan agreement at fair value through profit and loss and recognized changes of fair value re-measured on a recurring basis in ‘Finance income / (costs) – net.’ In December 2018, the notes were converted into shares

As at December 31, 2017, in connection with the convertible note described above, the Group received warrants to purchase common shares of Amphivena Therapeutics Inc., South San Francisco, USA (“Amphivena”) at a specified price (see note 12). Initially, the warrants were recognized at fair value. Subsequently the fair value was re-measured on a recurring basis with changes recognized in ‘Finance income / (costs) – net.’ In 2018, the warrants were cancelled.

Affimed N.V.

Notes to the consolidated financial statements

(in € thousand)

Impairment

(i)	Trade and other receivables

Trade and other receivables at amortized cost are subject to the expected credit loss model according to IFRS 9. The Group’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. However, management also considers the factors that may influence the credit risk of its customer base, including the default risk associated with the industry and country in which customers operate.

Affimed determines the counterparties’ lifetime expected credit losses that result from all possible default events over the expected life of a financial instrument based on an estimated rating and corresponding probability of default rates according to the Bloomberg database.

In addition, trade and other receivables are assessed at each reporting date to determine whether there is objective evidence that they are impaired. Trade or other receivables are impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the receivable, and such loss event had a negative effect on the estimated future cash flows of that receivable that can be estimated reliably. Loss events include indications that a debtor is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganization.

All receivables are assessed for specific impairment. Losses are recognized in profit or loss and reflected in an allowance account against receivables. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss. No impairments or reversals of impairments were recognized in 2016, 2017 or 2018.

(ii)	Intangible assets and leasehold improvements and equipment

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

Fair Value Measurement

All assets and liabilities for which fair value is recognized in the consolidated financial statements are classified in accordance with the following fair value hierarchy, based on the lowest level input parameter that is significant on the whole for fair value measurement:

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

The carrying amount of all trade and other receivables, certificates of deposit, cash and cash equivalents and trade and other payables is a reasonable approximation of the fair value and therefore information about the fair values of those financial instruments has not been disclosed. The measurement of the fair value of the shares held by the group and note disclosure for the fair value of a loan (financial liability) is based on level 2 measurement procedures (see notes 12 and 17).

Loss per share

Loss per common share is calculated by dividing the loss of the period by the weighted average number of common shares outstanding during the period.

The Group has granted warrants under certain loan agreements (see note 17) and options under share-based payment programs (see note 16) which potentially have a dilutive effect; no instruments actually had a dilutive effect.

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

In preparing these financial statements, the critical judgments made by management in applying the Group’s accounting policies resulted in the following accounting estimates:

(i)	Share-based payments

The fair value of stock options issued by Affimed N.V. is estimated using the Black-Scholes-Merton formula. The formula determines the value of an option based on input parameters like the value of the underlying instrument, the exercise price, the expected volatility of share price returns, dividends, the risk-free interest rate

Affimed N.V.

Notes to the consolidated financial statements

(in € thousand)

and the time to maturity of the option. The fair value of share-based equity-settled compensation plans is measured at grant date and compensation cost is recognized over the vesting period with a corresponding increase in equity. The number of stock options expected to vest is estimated at each measurement date.

On April 20, 2018, Affimed issued 240,000 options under its share-based-payment program, the vesting of which deviates from the standard 3‑year vesting scheme and depends upon a market parameter, which is the average price of Affimed shares during a certain period of time as described in Note 16. Incorporating the market condition in the fair value estimate requires the use of a simulation technique, which implies a higher uncertainty with regard to the estimated fair value. The Group determined the fair value of the awards at grant date to be €133.

(ii)	Revenue recognition

The Group’s contracts with customers contain multiple performance obligations. Judgment is required in determining whether a good or service is considered a separate performance obligation. If standalone selling prices are not directly observable, the Group allocates the transaction price to the performance obligations by reference to the expected cost plus a margin. In doing so, observable input data such as internal project plans and margins are used.

Elements of consideration in collaboration and license agreements are non-refundable up-front research funding payments, technology access fees and milestone payments. Generally, the Group has continuing performance obligations and therefore up-front payments are initially recognized as a contract liability, and the related revenues are subsequently recognized as the related performance obligation is fulfilled. Technology access fees are generally initially recognized as a contract liability and subsequently recognized over the expected term of the research service agreement on a straight-line basis.

The Group estimates that the achievement of a milestone reflects a stage of completion under the terms of the agreements and recognizes revenue when a milestone is achieved as then the uncertainty is resolved. If the research service is cancelled due to technical failure, the remaining contract liability from non-refundable upfront payments, if any, is recognized as revenue.

The determination of whether a performance obligation is satisfied at a point in time versus over time might also requires judgment.

(iii)	Accrued expenses

The Group obtains services from third parties who do not always invoice their (partial) performance as per the balance sheet date. If the Group is not invoiced or otherwise notified of the actual accrued cost for the services as of the reporting date, the amount of the services performed as of the balance sheet date has to be estimated. For this purpose, the Group periodically confirms the accuracy of its estimates with the service providers.

(iv)	Financial instruments

The Group recognized its preferred shares in Amphivena at fair value (level 2) as a long-term financial asset. As Amphivena is not a public company substantial judgment was required in estimating the fair value as at December 31, 2018 (see note 12). The Group based its judgment on information available for the valuation of the shares of Amphivena in its latest private financing in December 2018.

Affimed N.V.

Notes to the consolidated financial statements

(in € thousand)

New standards and interpretations applied for the first time

The following amendments to standards and new or amended interpretations are effective for annual periods beginning on or after January 1, 2018, and have been applied in preparing these consolidated financial statements:

Standard/interpretation	Effective Date [1]
IFRS 15 Revenue from Contracts with Customers	January 1, 2018
IFRS 9 Financial Instruments (2014)	January 1, 2018
Amendments to IFRS 2: Classification and Measurement of Share- based Payment Transactions	January 1, 2018
Annual Improvements to IFRS Standards 2014‑2016 Cycle (IFRS 1, IAS 28)	January 1, 2018

1.	Shall apply for periods beginning on or after the date shown in the effective date column.

The nature and effect of the application of IFRS 9 and IFRS 15 are summarized below. The other amendments had no effect on the interim consolidated financial statements of the Group.

IFRS 9 (Financial Instruments)

Changes in accounting policies resulting from the adoption of IFRS 9 have been applied retrospectively with any differences in the carrying amounts arising from the transition being recognized in equity as at January 1, 2018.

Classification

The standard contains a new classification and measurement approach for financial instruments that reflects the business model in which assets are managed and their cash flow characteristics. Based on the new measurement requirements, Affimed recognized its shares in Amphivena at fair value, which were previously recognized at amortized cost according to IAS 39. The transition effect increased other comprehensive income by €7.3 million as of January 1, 2018 (see note 12). The Group classified the shares as at fair value through other comprehensive income (FVOCI). Future changes in fair value will be recognized in other comprehensive income, dividends will be recognized as income in profit or loss.

Combined financial instruments are measured at fair value with changes therein recognized as finance income / (costs).

Impairment

The newly introduced impairment rules replace the ‘incurred loss’ model in IAS 39 with a forward looking ‘expected credit loss’ (“ECL”) model. This requires considerable judgement as to how changes in economic factors affect ECLs, which will be determined on a probability-weighted basis. Under IFRS 9, the Group has decided to measure loss allowances on the following basis:

-      Cash and cash equivalents and financial assets: The Group determines the counterparties’ 12‑month ECLs that result from possible default events within the 12 months after the reporting date based on the probability of default according to the Bloomberg database.

-      Trade receivables: The Group determines the counterparties’ lifetime ECLs that result from all possible default events over the expected life of a financial instrument based on an estimated rating and corresponding probability of default rates according to the Bloomberg database.

Affimed N.V.

Notes to the consolidated financial statements

(in € thousand)

Based on this methodology, incurred losses on cash and cash equivalents and on trade and other receivables as of January 1, 2018 had no material impact on the consolidated financial statements.

IFRS 15 (Revenue from contracts with customers)

IFRS 15 (Revenue from contracts with customers) establishes a comprehensive framework for determining whether, how much and when revenue is recognized. It replaces existing revenue recognition guidance, including IAS 18 Revenue, IAS 11 Construction Contracts and IFRIC 13 Customer Loyalty Programs.

The Group analyzed its collaboration agreements and service contracts in the scope of IFRS 15 to identify performance obligations and an appropriate revenue recognition pattern. The Group concluded that IFRS 15 has no impact on the revenue recognition policy and revenue from current collaboration and service agreements which is recognized according to the stage of completion. No differences between the previously applied IASs and IFRS 15 for all open contracts as of December 31, 2017 were noted. Therefore, no transition effect as of January 1, 2018 was recorded.

New standards and interpretations not yet adopted

The following new standards and amendments to standards are effective for annual periods beginning after December 31, 2018, and have not been applied in preparing these consolidated financial statements.

Standard/Amendment	Effective Date [1]
IFRS 16 Leases	January 1, 2019
Amendments to IFRS 9: Prepayment Features with Negative Compensation	January 1, 2019
Amendments to IAS 28: Long-term Interests in Associates and Joint Ventures	January 1, 2019
Annual Improvements to IFRS Standards 2015‑2017 Cycle	January 1, 2019
Amendments to IAS 19: Plan Amendment, Curtailment or Settlement	January 1, 2019
Amendments to IAS 1 and IAS 8: Definition of Material	January 1, 2020

1.	Shall apply for periods beginning on or after the date shown in the effective date column.

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

The Group has completed an assessment of the impact of IFRS 16 on its consolidated financial statements and has identified the Group’s leases including contractual payments, renewal options, and other terms. The most significant impact identified is that the Group will recognize new assets and liabilities for its operating leases of office space and research and development facilities. Based on the information currently available, the Group estimates that it will recognize right-of-use assets and corresponding lease liabilities of approximately €0.7 million as at January 1, 2019.

The other amended standards are not expected to have a significant effect on the consolidated financial statements of the Group.

Affimed N.V.

Notes to the consolidated financial statements

(in € thousand)

4.          Segment reporting

(i)	Information about reportable segment

The Group is active in the discovery, pre-clinical and clinical development of antibodies based on its core technology. The activities are either conducted as own project development or for third party companies. Management of resources and reporting to the chief operating decision maker is based on the Group as a whole.

(ii)	Geographic information

The geographic information below analyses the Group’s revenue and non-current assets by country. In presenting the following information, segment revenue has been based on the geographic location of the customers and segment assets were based on the geographic location of the assets.

Discovery activities and research services are conducted in both the Heidelberg and Plzen premises. Pre-clinical and clinical activities are conducted and coordinated from Heidelberg.

	2018	2017	2016
Revenue:
Germany	31	80	6
Europe	1,175	1,236	1,397
USA	22,529	694	4,911
	23,735	2,010	6,314

Non-current assets as of December 31:
Germany	1,224	957	618
Czech Republic	246	221	259
USA	3,825	—	—
	5,295	1,178	877

(iii)	Other revenue information

	2018	2017	2016
Major service lines:
Collaboration revenue	22,018	390	3,866
Service revenue	1,717	1,620	2,448
	23,735	2,010	6,314

Revenue:
Point in time	21,863	233	1,191
Over time	1,872	1,777	5,123
	23,735	2,010	6,314

(iv)	Major Customers

For the years ended December 31, 2016 and 2017, the Group’s revenue with three and four customers, respectively, exceeded 10% of total revenues. In 2018, the Group’s revenue with Genentech Inc. exceeded 10% of total revenues.

Affimed N.V.

Notes to the consolidated financial statements

(in € thousand)

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

During the years ended December 31, 2016 and 2017, the Company recognized revenue upon achievement of milestones and for the performance of research and development services (net of Affimed’s share in funding Amphivena) totaling €3.4 million and €0.2 million, respectively.

Collaboration agreement The Leukemia & Lymphoma Society (LLS)

Affimed is party to a collaboration with LLS to fund the development of a specific product candidates (immune cell engagers). Under the terms of the agreement, LLS has agreed to contribute up to $4.4 million contingent upon the achievement of certain milestones.

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

During the years ended December 31, 2016, 2017 and 2018, the Group achieved several milestones and recognized revenue totaling €0.4 million, €0.2 million and €0.2 million, respectively.

Collaboration with Genentech Inc.

In August 2018, Affimed entered into a strategic collaboration agreement with Genentech Inc., headquartered in South San Francisco, USA. Under the terms of the agreement Affimed will develop novel NK cell engager-based immunotherapeutics to treat multiple cancers. The Genentech agreement became effective at the beginning of October 2018. Under the terms of the agreement, Affimed received $96.0 million (€83.2 million) in an initial upfront payment and committed funding on October 31, 2018. The Group recognized €21.8 million as revenue in 2018 and €61.4 million under contract liabilities, which will be recognized as revenue in subsequent periods.

Affimed N.V.

Notes to the consolidated financial statements

(in € thousand)

Under the terms of the agreement, Affimed is eligible to receive up to an additional $5.0 billion over time, including payments upon achievement of specified development, regulatory and commercial milestones.  Affimed is also eligible to receive royalties on any potential sales.

Research service agreements

AbCheck has entered into certain research service agreements. These research service agreements provide for non-refundable upfront technology access research funding or capacity reservation fees and milestone payments. The Group recognized revenue of €2.4 million, €1.6 million and €1.7 million during the years ended December 31, 2016, 2017 and 2018, respectively.

Contract balances

The following table provides information about receivables and contract liabilities from contracts with customers.

	January 1, 2018	December 31, 2018
Receivables	210	580
Contract liabilities	230	61,847

The total amount of €230 recognized in contract liabilities at the beginning of the period has been recognized as revenue for the period ended December 31, 2018.

The remaining performance obligations at December 31, 2018 are approximately €61.8 million and are expected to be recognized as revenue to a large extent over the next two years.

6.          Other income and expenses - net

Other income and expenses, net mainly comprises income from government grants for research and development projects of €10 (2017: €195,  2016:  €171) and foreign exchange gains of €1,523 (2017: losses of €7, 2016: losses of €29).

7.          Research and development expenses

The following table shows the different types of expenses allocated to research and  development costs for the years ended December 31:

	2018	2017	2016
Third-party services	22,127	12,299	20,170
Personnel expenses	8,055	5,639	6,648
Legal, consulting and patent expenses	1,672	890	758
Cost of materials	1,140	994	1,028
Amortisation and depreciation	351	309	322
Operating lease expenses	401	345	297
Other expenses	1,402	1,013	957
	35,148	21,489	30,180

Affimed N.V.

Notes to the consolidated financial statements

(in € thousand)

8.          General and administrative expenses

The following table shows the different types of expenses allocated to general and administrative  costs for the years ended December 31:

	2018	2017	2016
Personnel expenses	4,929	4,521	4,729
Legal, consulting and audit fees	2,881	1,945	2,210
Operating lease expenses	162	126	111
Other expenses	1,666	1,394	1,273
	9,638	7,986	8,323

9.          Employee benefits

The following table shows the items of  employee benefits for the years ended December 31:

	2018	2017	2016
Wages and salaries	10,027	7,475	7,445
Social security costs	1,092	931	807
	11,119	8,406	8,252

The employer’s contributions to pension insurance plans of €502 (2017: €438,  2016: €362) are classified  as payments  under a defined contribution plan, and are recognized as an expense.

10.        Finance income and finance costs

The following table shows the items of finance income and costs for the years ended December 31:

	2018	2017	2016
Interest Perceptive Loan Agreement (see note 17)	—	—	(762)
Other finance cost Perceptive Loan Agreement (see note 17)	—	—	(242)
Interest SVB Loan Agreement (see note 17)	(847)	(690)	(41)
Foreign exchange differences	651	(2,378)	691
Interest on certificates of deposit with maturities of more than three months (see note 13)	5	77	122
Other finance income/finance costs	251	8	2
Finance income/costs - net	60	(2,983)	(230)

11.        Income taxes

The Group did not incur any material income tax in the periods presented. As of December 31, 2018 deferred tax liabilities from temporary differences result mainly from borrowings (€75; 2017: €152) and long term financial assets (€774). Deferred tax assets from differences resulting from trade and other receivables (€334; 2017: €259), intangible assets (€415; 2017: €405) and trade and other payables (€27; 2017: €17) have not been recognized as deferred tax assets as no sufficient future taxable profits or offsetting deferred tax liabilities are available.

Affimed N.V.

Notes to the consolidated financial statements

(in € thousand)

A reconciliation between actual income taxes and the expected tax benefit from the loss before tax multiplied by the Group’s applicable tax rate is presented below for the years ended December 31:

	2018	2017	2016
Loss before tax	(19,476)	(30,243)	(32,274)
Income tax benefit at tax rate of 29.825%	5,809	9,020	9,626
Adjustments due to impairment of deferred tax assets	(5,318)	(9,036)	(8,747)
Permanent differences	(462)	(93)	(948)
Adjustments for local tax rates	(34)	195	12
Non deductible expenses	(53)	16	154
Other	57	(82)	(38)
Income taxes	(1)	20	58

In Germany, Affimed has tax losses carried forward of €163.8 million (2017: €146.8 million) for corporate income tax purposes and of €163.4 million (2017: €146.4 million) for trade tax purposes that are available indefinitely for offsetting against future taxable profits of that entity. Restrictions on the utilization of tax losses in case of a change of control of ownership in Affimed were mitigated by the enactment of the Economic Growth Acceleration Act (Wachstumsbeschleunigungsgesetz 2009). According to the provisions of this act unused tax losses of a corporation as at the date of a qualified change in ownership are preserved to the extent they are compensated by an excess of the fair value of equity for tax purposes above its carrying amount of the Group. The maximum amount of tax losses at risk of being lost due to ownership changes is approximately €59 million. Deferred tax assets have not been recognized in respect of any losses carried forward as no sufficient taxable profits of Affimed are expected.

Tax losses of Abcheck amount to €423 as at December 31, 2018.

12.        Long term financial assets

As of January 1, 2018, the Group held preferred shares in Amphivena, which were previously recognized at amortized costs according to IAS 39. Due to the first-time adoption of IFRS 9 these shares are recognized at fair value through other comprehensive income. The initial recognition as of January 1, 2018 amounted to €7.3 million. As at December 5, 2018, following a reverse stock-split, the preferred shares were converted into 831,071 preferred shares at a conversion price of $3.59.

On December 27, 2017, the Group signed a note purchase agreement with Amphivena (the “2017 note purchase agreement”) pursuant to which Amphivena issued to the Group a convertible note with a principal amount of $0.35 million (the “2017 note”) and warrants to purchase 46,667 common shares of Amphivena with an exercise price of $0.01 per common share.

On June 22, 2018, the Group signed a second note purchase agreement with Amphivena (the “2018 note purchase agreement”) pursuant to which Amphivena issued to the Group a new convertible note with a principal amount of $1.0 million, and cancelled all warrants previously issued to the Group under the 2017 note purchase agreement. In December 2018, the principal amount of the convertible notes plus accrued interest totaling $1.4 million was converted at a conversion rate of $3.59 per share into 389,484 Class C preferred shares of Amphivena.

As at December 31, 2018 the Group holds 1,220,555 preferred shares in Amphivena with a fair value of €3.8 million. The Group recognized losses from the change in fair value of €4.7 million including €32 exchange rate losses in other comprehensive income (OCI). Interest gains of €13 and exchange rate gains of €39 related to the convertible notes were recognized in profit and loss.

Affimed N.V.

Notes to the consolidated financial statements

(in € thousand)

13.        Financial assets

As of December 31, 2018, financial assets consisted of U.S. Dollar denominated certificates of deposit with original maturities of more than three months.

14.        Trade and other receivables

The trade receivables as of December 31, 2018 and 2017, of €210 and €580, respectively, are all due in the short-term, do not bear interest and are not impaired. As of December 31, 2017, receivables of €219 were overdue. Other receivables are all due short-term and mainly comprise value-added tax receivables of €839 (2017: €186).

15.        Equity

As of December 31, 2018, the share capital of €624 (2017: €468) is composed of 62,430,106 (2017: 46,791,352) common shares with a par value of €0.01.

In the first quarter of 2018, the Group issued 2,373,716 common shares in connection with its at-the-market sales agreement for net proceeds of €3.8 million.

On February 15, 2018, the Group issued 13,225,000 common shares in a public offering at a price of $2.00 per common share resulting in aggregate net proceeds of €19.7 million.

On June 19, 2018, the authorized share capital was increased from €2,196 to €3,200 to consisting of 155,975,000 common shares and 155,975,000 cumulative preference shares, each with a par value of €0.01 per share.

16.        Share based payments

In 2014, an equity-settled share-based payment program was established by Affimed N.V. (ESOP 2014).

Under this program, the Group granted awards to certain members of the Management Board, the Supervisory Board, non-employee consultants and employees.

Share based payments with service condition

The majority of the awards vest in installments over three years and can be exercised up to 10 years after the grant date. The Group granted 1,436,075 awards in 2017 and 2,332,296 awards in 2018 to employees, the Management Board and others providing similar services (certain consultants).

In 2018, 424,688 ESOP 2014 awards were cancelled or forfeited due to termination of employment or termination of consulting agreements with non-employees (2017: 399,552), and 40,038 ESOP 2014 awards were exercised in 2018 at an average exercise price of $1.98.

As of December 31, 2018, 5,948,438 ESOP 2014 awards were outstanding (December 31, 2017: 4,080,868), 2,814,547 awards (December 31, 2017: 2,001,264) were vested. The options outstanding at December 31, 2018 had an exercise price in the range of $1.30 to $13.47 (2017: $1.80 to $13.47) and weighted average remaining contractual life of 9.3 years (2017: 8.4 years). In 2018, the Group estimated an annual forfeiture rate of 4.0% for unvested options.

Affimed N.V.

Notes to the consolidated financial statements

(in € thousand)

Share based payments with market condition

On April 20, 2018, Affimed issued 240,000 options, of which each grant consists of three tranches that vest when the volume-weighted average share price (measured based on Affimed closing share prices over the preceding fifteen trading days) reaches a certain hurdle ($6.15, $8.20 and $10.25). Fair value of the awards at grant date amounts to €133 ($164 thousand) and the contractual life time of the options is two years. As at December 31, 2018 no options were exercisable.

Share based payment expense

In 2018, an expense of €2,035 was recognized affecting research and development expenses (€852) and general and administrative expenses (€1,183). In 2017, an expense of €1.943 was recognized affecting research and development expenses (€522) and general and administrative expenses (€1,421). In 2016, an expense of €3,545 was recognized affecting research and development expenses (€1,178) and general and administrative expenses (€2,367).

Fair value measurement

The fair value of options was determined using the Black-Scholes valuation model. The significant inputs into the valuation model of share based payment grants with service conditions are as follows (weighted average):

	2018	2017
Fair value at grant date	$1.20	$1.10
Share price at grant date	$1.91	$2.00
Exercise price	$1.92	$2.03
Expected volatility	72%	70%
Expected life	5.90	5.90
Expected dividends	0.00	0.00
Risk-free interest rate	0.34%	(0.23)%

Expected volatility is estimated based on the observed daily share price returns of a peer group measured over a historic period equal to the expected life of the awards.

17.        Borrowings

Silicon Valley Bank

On November 30, 2016, the Group entered into a loan agreement with Silicon Valley Bank (the “SVB loan”) which provides the Group with a senior secured term loan facility originally for up to €10.0 million, which agreement was amended in May 2017 to provide that such amount would be available in three tranches. In December 2016, the Group drew an initial tranche of €5.0 million and in May 2017, a second tranche of €2.5 million; the availability of a third tranche of €2.5 million expired in September 2017 with such amount remaining undrawn.

Finance costs comprise the interest rate of one-month EURIBOR plus an applicable margin of 5.5%, with a floor of 5.5%, related one-time legal and arrangement fees of €236 and a final payment fee equal to 10% of the total principal amount to be paid with the last instalment. Pursuant to the loan agreement, the Group also granted the lender 166,297 and 53,395 warrants with an exercise price of $2.00 and $2.30 per share, respectively. Each warrant can be used to purchase common shares of Affimed at the respective exercise price for a period of ten years from the grant date. The fair value of the warrants of €192 less deferred taxes and transaction costs of €81 and €8, respectively, was recorded as an addition to capital reserves in equity. The fair value of the warrants was determined using the Black-Scholes-Merton valuation model, with an expected

Affimed N.V.

Notes to the consolidated financial statements

(in € thousand)

volatility of 75‑80% and an expected exercise period of five years to exercise of the warrant. The contractual maturity of the warrants is ten years.

The loan is secured by a pledge of 100% of Group’s ownership interest in Affimed GmbH, all intercompany claims owed to Affimed N.V. by its subsidiaries, and collateral agreements for all bank accounts, inventory, trade receivables and other receivables of Affimed N.V. and Affimed GmbH recognized in the consolidated financial statements with the following book values:

	Book value as of December 31,		Book value as of December 31,
	2018		2017
	Consolidated	thereof	Consolidated
	financial	assets	financial	thereof assets
	statements	pledged	statements	pledged
Leasehold improvements and equipment	1,414	1,174	1,113	891
Inventories	260	235	241	219
Trade and other receivables	1,429	1,007	1,102	328
Other assets	387	—	800	292
Financial assets	13,974	13,974	—	—
Cash and cash equivalents	94,829	92,933	39,837	38,726
	112,293	109,323	43,093	40,456

As of December 31, 2018 and 2017, the fair value of the liability did not differ significantly from its carrying amount (€4,773 and €7,169). The loan has a maturity date of May 31, 2020, repayment started in December 2017 with amortized payments of principal and interest in equal monthly installments. As of December 31, 2018, €3,083 (2017: €3,083) were classified as current liabilities.

18.        Trade and other payables

Trade and other payables comprise trade payables of €8,482 (2017: €3,380). Other payables mainly comprise payroll and employee related liabilities for withholding taxes and social security contributions of €885 (2017: €514) and payables due to employees for outstanding bonus, unused holidays and other accruals. Other payables are normally settled within 30 days.

19.        Operating leases and other commitments and contingencies

(i)	Lease and other commitments

The Group has entered into rental agreements for premises as well as into leases for vehicles and the use of licenses. These agreements have an average non-cancellable term of between one and four years with renewal options included in some contracts. In 2018, lease expenses of €562 and license fees of €124 have been recognized in consolidated statement of comprehensive income (2017: €472 and €174; 2016: €409 and €405).

Future minimum lease payment obligations under non-cancellable operating leases as of the reporting date are as follows:

	2018	2017
Within one year	637	470
Between one and five years	517	363
	1,154	833

Affimed N.V.

Notes to the consolidated financial statements

(in € thousand)

(ii)	Contingencies

Affimed has entered into various license agreements that contingently trigger payments upon achievement of certain milestones and royalty payments upon commercialization of a product in the future.

20.        Related parties

(i)	Shareholders

As of December 31, 2018 and 2017, no shareholder holds more than 20% of the voting rights.

(ii)	Transactions with key management personnel

The compensation of managing directors and other key management personnel comprised of the following:

	2018	2017	2016
Short-term employee benefits	2,683	1,538	1,879
Termination benefits	—	—	430
Share-based payments	1,229	1,379	2,292
	3,912	2,917	4,601

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

The supervisory directors of Affimed N.V. received compensation for their services on the supervisory board of €382 (2017: €375; 2016: €350). In 2018, the Group recognized expenses for share-based payments for supervisory board members of €117 (2017: €144, 2016: €381).

Selected managing directors and supervisory directors entered into service and consulting agreements with the Group:

Dr. Ulrich Grau is a significant shareholder and Chairman of the Board of Directors of i-novion Inc., which was engaged by the Group to conduct preclinical services. In 2016, i-novion Inc. received related payments of €86.

Jens-Peter Marschner rendered consulting services amounting to €29 in 2016.

Affimed N.V.

Notes to the consolidated financial statements

(in € thousand)

The following table provides the total amounts of outstanding balances related to key management personnel and supervisory directors:

	Outstanding balances
	December 31,	December 31,
	2018	2017
Martin Treder	9	—
Leila Alland	40	—
Thomas Hecht	21	19
Richard Stead	—	12
Berndt Modig	10	9
Ferdinand Verdonck	11	10
Ulrich Grau	21	17
Bernhard Ehmer	17	10

21.        Financial risk management

(i)	Financial risk management objectives and policies

The Group’s principal financial instruments comprise cash and cash equivalents, certificates of deposit at commercial banks, a convertible loan, warrants and investor loans presented in borrowings. The main purpose of these financial instruments is to raise funds for the Group’s operations. The Group has various other financial assets and liabilities such as trade and other receivables and trade and other payables, which arise directly from its operations.

The main risks arising from the Group’s financial instruments are credit risk and liquidity risk. The measures taken by management to manage each of these risks are summarized below.

(ii)	Credit risk

The Group’s financial assets comprise to a large extent cash and cash equivalents. In addition, financial assets include shares, certificates of deposit, trade and other receivables and in 2017, a convertible loan and warrants. The total carrying amount of shares (€3.8 million), cash and cash equivalents (€94.8 million, 2017: €39.8 million), trade and other receivables (€1.4 million, 2017: €1.1 million), certificates of deposit (€14.0 million) and in 2017, convertible notes and warrants of Amphivena (€0.3 million), represents the maximum credit exposure of €114.1 million (2017: €41.2 million).

The cash and cash equivalents and certificates of deposit are held with banks, which are rated BBB+ to AA- based on Standard & Poor’s and Moody’s.

(iii)	Interest rate risk

The Group’s interest rate risk arises from cash accounts and long-term borrowings at variable rates.

Affimed entered into the SVB loan pursuant to which the Group borrowed €7.5 million with an outstanding balance of 4.8 million as at December 31, 2018, with a variable interest rate of an annual rate of 5.5% plus one-month EURIBOR, with EURIBOR deemed to equal zero percent if EURIBOR is less than zero percent. The Group does not expect the EURIBOR to exceed the floor of 0% within the foreseeable future, and considers the interest risk to be low.

Affimed N.V.

Notes to the consolidated financial statements

(in € thousand)

Market interest rates on cash and cash equivalents as well as on term deposits were low in 2018, resulting in interest income of €264 in 2018. A shift in interest rates (increase or decrease) would not have a material impact on the loss of the Group.

(iv)	Other price risks

The fair value of the shares in Amphivena depends on the share price. The total exposure of the Group amounts to €3.8 million.

(v)	Foreign currency risk

Foreign exchange risk arises when future commercial transactions or recognized assets or liabilities are denominated in a currency that is not the entity’s functional currency.

The Group’s entities are exposed to Czech Koruna (CZK) and US Dollars (USD) and British Pound (GBP). The net exposure as of December 31, 2018 was €47,524 (2017: €18,768) and mainly relates to US Dollars.

In 2018, if the Euro had weakened/strengthened by 10% against the US dollar with all other variables held constant, the loss would have been €4,787 (2017: €1,887) higher/lower, mainly as a result of foreign exchange gains/losses on translation of US dollar-denominated financial assets. The Group considers a shift in the exchange rates of 10% as a realistic scenario.

Loss is more sensitive to movement in exchange rates shifts in 2018 than in 2017 because of the increased volume of US dollar-denominated transactions.

The following significant exchange rates have been applied during the year:

	2018	2017	2016
	CZK or	CZK or	CZK or
	USD/EUR	USD/EUR	USD/EUR
CZK - Average Rate	0.03899	0.03799	0.03699
CZK - Spot rate	0.03887	0.03916	0.03701

USD - Average Rate	0.84674	0.88519	0.90404
USD - Spot rate	0.87336	0.83382	0.94868

(vi)	Liquidity risk

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

In 2016, 2017 and February 2018, Affimed raised significant funding that it estimates will enable the Group to fund operating expenses and capital expenditure requirements into 2021.

In 2015, the Group has entered into an at-the-market sales agreement with Cowen & Group, LLC under which €5.1 million in net proceeds has been raised in 2017.

Affimed N.V.

Notes to the consolidated financial statements

(in € thousand)

In 2017, the Group issued 10,646,762 common shares in a public offering at a price of $1.80 per common share for net proceeds of €16.4 million.

In 2018, the Group issued 13,225,000 common shares in a public offering at a price of $2.00 per common share for net proceeds of approximately €19.7 million and 2,373,716 common shares in connection with its at-the-market sales agreement for net proceeds of €3.8 million (see note 15).

The Group expects to require additional funding to complete the development of the existing product candidates. In addition, the Group expects to require additional capital to commercialize the products if regulatory approval is received.

(vii)	Capital management

The primary objective of the Group’s capital management is to ensure that it maintains its liquidity in order to finance its operating activities and meet its liabilities when due.

The Group manages its capital structure primarily through equity.

22.        Subsequent events

On March 19, 2019, Affimed announced that the Group will receive a payment in an undisclosed amount on the achievement of a preclinical milestone under its ongoing strategic collaboration with Genentech.