Form 20-F
period 2019-12-31
Affimed N.V.
filed 2020-04-28
CIK 1608390

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to .

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ______________.

Commission file number: 001‑36619

AFFIMED N.V.

(Exact name of Registrant as specified in its charter)

The Netherlands

(Jurisdiction of incorporation or organization)

Technologiepark, Im Neuenheimer Feld 582

69120 Heidelberg, Germany,

(+49) 6221‑6743‑60

(Address of principal executive offices)

Adi Hoess, Chief Executive Officer

Tel: (+49) 6221‑6743‑60

Technologiepark, Im Neuenheimer Feld 582

69120 Heidelberg, Germany

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Copy to:

Sophia Hudson

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

Phone: 212 446 4750

Fax: 212 446 4900

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common shares, nominal value €0.01 per share	AFMD	The NASDAQ Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of the period covered by the annual report.

Common shares: 76,249,901

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

☐ Yes       ☒ No (not required)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer," "accelerated filer," and "emerging growth company” in Rule 12b‑2 of the Exchange Act.

Large Accelerated Filer ☐	Accelerated Filer ☒	Non-accelerated Filer ☐
Emerging growth company ☐

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

☐ Item 17       ☐ Item 18

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b‑2 of the Exchange Act).

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

Forward-looking statements appear in a number of places in this Annual Report and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section “Item 3. Key Information—D. Risk factors” in this Annual Report. These risks and uncertainties include factors relating to:

•	our operation as a development stage company with a history of operating losses; as of December 31, 2019, our accumulated deficit was €234.5 million;
•

the chance our clinical trials may be delayed or put on clinical hold, for example, due to slower than expected enrollment or regulatory actions, or not be successful and clinical results may not reflect results seen in previously conducted preclinical studies and clinical trials, or expectations based on these preclinical studies and clinical trials;

•	our reliance on contract manufacturers and contract research organizations over which we have limited control;
•

our lack of adequate funding to complete development of our product candidates and the risk we may be unable to access additional capital on reasonable terms or at all to complete development and begin commercialization of our product candidates;

•

our dependence on the success of AFM24 and AFM13 (which are still in clinical development) and certain of our other product candidates,  each of which may eventually prove to be unsuccessful or commercially not exploitable;

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

•	the chance that we may become exposed to costly and damaging liability claims resulting from the testing of our product candidates in the clinic or in the commercial stage;
•	if our product candidates obtain regulatory approval, our being subject to expensive ongoing obligations and continued regulatory overview;
•	enacted and future legislation may increase the difficulty and cost for us to obtain marketing approval and commercialization;
•	future legislation may materially impact our ability to realize revenue from any approved and commercialized products;

•	the chance that our products may not gain market acceptance, in which case we may not be able to generate product revenues;
•	our reliance on our current strategic relationships with LLS, Merck, The MD Anderson Cancer Center, Genentech, Amphivena and the potential failure to enter into new strategic relationships;
•	our reliance on third parties to conduct our nonclinical and clinical trials and on third-party single-source suppliers to supply or produce our product candidates;
•	our ability to scale-up manufacturing processes of our product candidates and reduce the cost of manufacturing our product candidates in advance of any commercialization;
•	our future growth and ability to compete, which depends on retaining our key personnel and recruiting additional qualified personnel;
•	the length and severity of the COVID-19 outbreak and its impact on our business, including our supply chain, clinical trials and operations; and
•	other risk factors discussed under “Item 3. Key Information—D. Risk Factors.”

Our actual results or performance could differ materially from those expressed in, or implied by, any forward-looking statements relating to those matters. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on our results of operations, cash flows or financial condition. Additionally, some of the risks and uncertainties identified above may be amplified by the recent COVID-19 outbreak. It is not possible to predict or identify all such risks. There may be additional risks that we consider immaterial or which are unknown. Except as required by law, we are under no obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.   Directors and senior management

Not applicable.

B.   Advisers

Not applicable.

C.   Auditors

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

A.   Offer statistics

Not applicable.

B.   Method and expected timetable

Not applicable.

ITEM 3. KEY INFORMATION

A.   Selected Financial Data

The comprehensive loss and financial position data as of and for the years ended December 31, 2015, 2016, 2017, 2018 and 2019 of Affimed N.V. are derived from our consolidated financial statements. We maintain our books and records in euros, and we prepare our financial statements under International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

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

	Consolidated Statements of Comprehensive Loss Data For
	the years ended December 31,
(in thousands of € except for per share data)	2015	2016	2017	2018	2019
Revenue	7,562	6,314	2,010	23,735	21,391
Other income/(expenses)—net	651	145	205	1,515	290
Research and development expenses	(22,008)	(30,180)	(21,489)	(35,148)	(43,791)
General and administrative expenses	(7,548)	(8,323)	(7,986)	(9,638)	(10,266)
Operating loss	(21,343)	(32,044)	(27,260)	(19,536)	(32,376)
Finance income/(costs)—net	1,104	(230)	(2,983)	60	15
Loss before tax	(20,239)	(32,274)	(30,243)	(19,476)	(32,361)
Income taxes	—	58	20	(1)	(4)
Loss for the period	(20,239)	(32,216)	(30,223)	(19,477)	(32,365)
Other comprehensive income	—	—	—	(4,731)	(632)
Total comprehensive loss	(20,239)	(32,216)	(30,223)	(24,208)	(32,997)
Loss per share in € per share	(0.71)	(0.97)	(0.69)	(0.32)	(0.50)

	As of December 31,
	2015	2016	2017	2018	2019
Cash and cash equivalents	76,740	35,407	39,837	94,829	95,234
Financial assets	—	9,487	—	13,974	8,902
Total assets	79,322	48,739	43,158	116,174	112,359
Total liabilities	12,048	9,988	11,579	76,045	73,692
Accumulated deficit	(120,228)	(152,444)	(182,667)	(202,144)	(234,508)
Total equity	67,274	38,751	31,579	40,129	38,667

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

The research, testing, manufacturing, labeling, approval, selling, marketing and distribution of drug products are subject to extensive regulation by the U.S. Food and Drug Administration, or FDA, the European Medicines Agency, or EMA, national competent authorities in Europe, including the Paul-Ehrlich-Institute or PEI, and other non-U.S. regulatory authorities, which establish regulations that differ from country to country. We are not permitted to market our product candidates in the United States or in other countries until we receive approval of a Biologics License Application, or BLA, from the FDA or marketing approval from applicable regulatory authorities outside the United States. Our product candidates are in various stages of development and are subject to the risks of failure inherent in drug development. We have not submitted an application for or received marketing approval for any of our product candidates. We have limited experience in conducting and managing the clinical studies necessary to obtain regulatory approvals, including approval by the FDA or the European Commission. Obtaining approval of a BLA or a marketing authorization application can be a lengthy, expensive and uncertain process. In addition, failure to comply with FDA, EMA and other non-U.S. regulatory requirements may, either before or after product approval, if any, subject our company to administrative or judicially imposed sanctions, including:

•	restrictions on our ability to conduct clinical studies, including full or partial clinical holds, or other regulatory objections to ongoing or planned trials;
•	restrictions on the products, manufacturers, or manufacturing process;
•	warning letters;
•	civil and criminal penalties;
•	injunctions;
•	suspension or withdrawal of regulatory approvals;
•	product seizures, detentions or import bans;
•	voluntary or mandatory product recalls and publicity requirements;
•	total or partial suspension of production;
•	imposition of restrictions on operations, including costly new manufacturing requirements; and
•	refusal to approve pending BLAs or supplements to approved BLAs in the United States and refusal to approve marketing authorization applications in other jurisdictions.

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

For example, during the fourth quarter of 2018, the FDA concurred with our decision to place AFM11, a T cell-engaging bispecific antibody, on clinical hold after the occurrence of serious adverse events, or SAEs, in three patients, which included a death in the ALL study and two life-threatening events in the NHL study, and formally placed the AFM11 IND application on full clinical hold. We subsequently discontinued the development of AFM11. Any delay in obtaining or failure to obtain required approvals could materially adversely affect our ability to generate revenue from the particular product candidate, which likely would result in significant harm to our financial position and adversely impact our share price. Furthermore, any regulatory approval to market a product may be subject to limitations on the indicated uses for which we may market the product. These limitations may limit the size of the market for the product.

In addition, even if regulatory approval is granted, pricing and reimbursement may not be achieved due to a multitude of factors, including formulary restrictions, health service providers not considering the benefit to patients of a new medicine to be sufficient to support reimbursement, as well as others.

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

Our operations to date have been limited to financing and staffing our company, developing our technology and developing AFM13, AFM24, AFM11 (prior to the termination of such program) and our other product candidates. We have not yet successfully demonstrated an ability to complete a large-scale or pivotal clinical study, obtain marketing approval, manufacture a commercial scale product or conduct sales and marketing activities necessary for successful product commercialization. Consequently, predictions about our future success or viability may not be as accurate as they could be if we had a history of successfully developing and commercializing pharmaceutical products.

If clinical studies for our product candidates are prolonged, delayed or stopped, we may be unable to obtain regulatory approval and commercialize our product candidates on a timely basis, which would require us to incur additional costs and delay or restrict our receipt of any product revenue.

There have been significant developments in the highly dynamic field of immuno-oncology such as the earlier availability of product candidates or earlier approval of drugs for the same indications as our product candidates, which led us to adapt our clinical programs accordingly. For example, in the past, the marketing authorization of Blincyto® (blinatumomab) in acute lymphocytic leukemia, or ALL, and of anti-PD-1 antibodies in Hodgkin Lymphoma, or HL, resulted in delays in clinical study initiation and/or patient recruitment for our phase 1 trials of AFM11 in ALL and NHL, and the phase 2a investigator-sponsored trial (IST) of AFM13 in HL. Certain clinical studies of our product candidates are sponsored by academic sites, which are known as ISTs. By definition, the financing, design, and conduct of such studies are under the responsibility of the academic site sponsor. Therefore, we have limited control over these studies and we do not have control over the timing and reporting of the data from these trials. In addition, we may have limited information about ISTs while they are being conducted, including the timing of planned trial initiation, the status of patient recruitment, changes to trial design, and clinical study results.

A phase 2a IST of AFM13 in patients with relapsed/refractory HL started recruitment in the second quarter of 2015. Due to delays in opening trial sites and the availability of anti-PD1 antibodies for the treatment of relapsed/refractory HL patients, the study underwent slower than anticipated recruitment during its initial stages. Consequently, the overall study design was revised in order to adapt to the changing treatment landscape, namely the availability of anti-PD1 antibodies. The study subsequently included HL patients relapsed or refractory to treatment with both Adcetris® (brentuximab vedotin) and anti-PD1 antibodies. The study has now completed recruitment under the new study design. In addition, we conducted a phase 1b clinical study of AFM13 in combination with Merck’s anti-PD1 antibody Keytruda® (pembrolizumab) in patients with relapsed/refractory HL. In this study, we completed recruitment of a total of 30 patients, comprising a dose escalation cohort of 12 patients as well as an expansion cohort of an additional 18 patients. In addition, there is an ongoing IST of AFM13 in patients with CD30+ lymphoma led by Columbia University. This translational phase 1b/2a study of AFM13 in patients with relapsed or refractory CD30+ lymphoma with cutaneous manifestations is designed to allow for serial biopsies, thereby enabling assessment of innate cell biology and tumor cell killing within the tumor microenvironment. In March 2020, enrollment of all 15 patients was completed in this study.  During the fourth quarter of 2018, we announced our registrational pathway and updated clinical development plans for AFM13 following discussions with the FDA. Following a lengthy review and approval process of a phase 2 clinical study protocol by the FDA in the first half of 2019, we initiated a phase 2 study in the fourth quarter of 2019 that will evaluate the efficacy and safety of AFM13 as monotherapy in patients with relapsed or refractory CD30 positive peripheral T cell lymphoma, or PTCL, or transformed mycosis fungoides (TMF), a subset of cutaneous T cell lymphoma (CTCL). Based on the unmet medical need for safe and effective new treatments in these hard-to-treat populations and preliminary feedback from the FDA during an end of phase 1 meeting held in the fourth quarter of 2018, we believe that results from an open-label, single-arm phase 2 study could form the basis for a BLA submission and support a potential accelerated approval for patients with relapsed or refractory CD30 positive PTCL or TMF.

In October 2019, we announced the submission of an investigational new drug, or IND, application to the FDA to initiate a first-in-human phase 1/2a study of AFM24, a tetravalent, bispecific epidermal growth factor receptor (EGFR) and CD16A-binding innate cell engager. The initial goal of the study is to determine the maximum tolerated dose and recommended phase 2 dose of AFM24, as well as to evaluate the safety, pharmacokinetics, pharmacodynamics and preliminary efficacy in patients with advanced cancers known to express EGFR. The second part of the study will evaluate the preliminary efficacy of AFM24 in patients with select solid tumor subtypes. On November 7, 2019, our IND application for AFM24 cleared the required 30-day review period by the FDA and is in effect for a phase 1/2a clinical trial of AFM24 in patients with advanced cancers known to express EGFR. In April 2020, the first patient was successfully dosed in a first-in-human Phase 1/2a clinical trial of AFM24. At this stage, we cannot assure you of its safety or tolerability, or of its ability to demonstrate efficacy in humans.

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

Our clinical studies may be suspended or terminated at any time by the FDA, the PEI, other regulatory authorities, the IRBs or ethics committees overseeing the clinical study at issue, any of our clinical study sites, or us, due to a number of factors, including:

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

For example, during the fourth quarter of 2018, we placed AFM11, a T cell-engaging bispecific antibody, on clinical hold after the occurrence of SAEs in three patients, which included a death in the ALL study and two life-threatening events in the NHL study. The SAEs occurred in patients enrolled in the highest dose cohorts of each study. Subsequently, we received a formal notification from the FDA that the regulatory agency has concurred with our decision to stop recruitment and formally placed the AFM11 IND application on full clinical hold. In May 2019, we received notification from the FDA that additional data would be needed to determine whether the AFM11 clinical hold could be lifted. In line with the strategic focus on our innate immunity portfolio, we made the decision to terminate the phase 1 clinical programs of AFM11. The Company took into consideration the competitive landscape of B-cell directed therapies currently in development and associated resources needed for further development of AFM11. We informed the FDA of our intention to terminate the AFM11 clinical program in its entirety.

Our product development costs will increase if we experience delays in clinical studies or marketing approvals or if we are required to conduct additional clinical studies or other testing of our product candidates. We may be required to obtain additional funding to conduct and complete such clinical studies. We cannot assure you that our clinical studies will begin as planned or be completed on schedule, if at all, or that we will not need to restructure our trials after they have begun. Significant clinical study delays also could shorten any periods during which we may have the exclusive right to commercialize our product candidates or allow our competitors to bring products to market before we do, which may harm our business and results of operations.

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

We currently have no products approved for sale and we cannot guarantee that we will ever have marketable products. Clinical failure can occur at any stage of clinical development. Clinical studies may produce negative or inconclusive results, and we or any of our current and future collaborators may decide, or regulators may require us, to conduct additional clinical or preclinical testing. We will be required to demonstrate with substantial evidence through well-controlled clinical studies that our product candidates are safe and effective for use in a diverse population before we can seek regulatory approvals for their commercial sale. Success in early clinical trials does not mean that future larger registration clinical studies will be successful, because product candidates in later-stage clinical studies may fail to demonstrate sufficient safety and efficacy to the satisfaction of the FDA and non-U.S. regulatory authorities despite having progressed through initial clinical studies. Product candidates that have shown promising results in early clinical studies may still suffer significant setbacks in subsequent registration clinical studies. Similarly, the outcome of preclinical testing and early clinical studies may not be predictive of the success of later clinical studies, and interim results of a clinical study do not necessarily predict final results. Progress in trials of one product candidate does not indicate that we will make similar progress in additional trials for that product candidate or in trials for our other product candidates. A number of companies in the pharmaceutical industry, including those with greater resources and experience than us, have suffered significant setbacks in advanced clinical studies, even after obtaining promising results in earlier clinical studies.

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

Further, our product candidates may not be approved even if they achieve their primary endpoints in phase 3 clinical studies or registration trials. The FDA, the EMA or other non-U.S. regulatory authorities may disagree with our trial design and our interpretation of data from preclinical and clinical studies. In addition, any of these regulatory authorities may change requirements for the approval of a product candidate even after reviewing and providing comments or advice on a protocol for a clinical study. In addition, any of these regulatory authorities may also approve a product candidate for fewer or more limited indications than we request or may grant approval contingent on the performance of costly post-marketing clinical studies. The FDA, the EMA or other non-U.S. regulatory authorities may not accept the labeling claims that we believe would be necessary or desirable for the successful commercialization of our product candidates.

We depend on enrollment of patients in our clinical studies for our product candidates. We compete with other sponsors who have ongoing clinical studies of investigational therapies for patients for our clinical studies. If we are unable to enroll patients in our clinical studies, our research and development efforts could be materially adversely affected.

Successful and timely completion of clinical studies will require that we enroll a sufficient number of patients. Trials may be subject to delays as a result of patient enrollment taking longer than anticipated. Patient enrollment depends on many factors, including the size and nature of the patient population, eligibility criteria for the trial, the proximity of patients to clinical sites, the design of the clinical protocol, the availability of competing clinical studies, the availability of new drugs approved for the indication the clinical study is investigating, and clinicians’ and patients’ perceptions as to the potential advantages of the drug being studied in relation to other available therapies. In addition, we compete with approved immunotherapies and investigational immunotherapies for patients for our clinical studies. Our product candidate AFM13 has orphan drug designation for the treatment of HL, which means that the potential patient population is limited. Under the current, revised protocol of the German Hodgkin Study Group, or GHSG, phase 2a clinical study of AFM13, we have enrolled patients with relapsed/refractory HL who have been treated with Adcetris® (brentuximab vedotin) and anti-PD1 antibodies, which is an even more limited population of patients. As we are developing AFM13 and certain of our other product candidates for patients for whom previous therapies have failed and who may not have long to live, patients may elect not to participate in our, or any, clinical study. The FDA has granted orphan drug designation to AFM13 for the treatment of HL and T-cell lymphoma. The FDA’s Orphan Drug Designation program grants orphan status to support development of medicines for underserved patient populations, or rare disorders that affect fewer than 200,000 people in the U.S. Orphan drug designation provides certain benefits, including market exclusivity upon regulatory approval, if received, exemption of FDA application fees and tax credits for qualified clinical trials.

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

For example, although the GHSG, phase 2a clinical study of AFM13 in patients with HL started recruitment in the second quarter of 2015, the study experienced slower recruitment than anticipated due to the availability of anti-PD-1 antibodies for the treatment of relapsed/refractory HL patients. Under the current revised protocol of the GHSG phase 2a clinical study of AFM13, we have enrolled patients with relapsed/refractory HL who have been treated with Adcetris® (brentuximab vedotin) and anti-PD1 antibodies, which is an even more limited population of patients. Further delays in the completion of any clinical study of our product candidates will increase our costs, prolong our product candidate development and approval process and delay or potentially jeopardize our ability to commence product sales and generate revenue. In addition, some of the factors that cause, or lead to, a delay in the commencement or completion of clinical studies may also ultimately lead to the denial of regulatory approval of our product candidates.

COVID-19 could adversely impact our business, including our supply chain, clinical trials and operations.

The recent outbreak of COVID-19 has evolved from a regional epidemic to a global pandemic, impacting almost every corner of the globe. The continued spread of COVID-19 is adversely impacting clinical and preclinical trials globally and in different therapeutic areas. As a result, our clinical trials or preclinical studies, including our ability to recruit and retain patients, principal investigators and site staff who, as healthcare providers, may have heightened exposure to COVID-19, may be significantly impacted. In response to the COVID-19 pandemic, we are implementing mitigation procedures designed to enable us to address the various issues that may arise from the COVID-19 pandemic, although there can be no assurance that these procedures will be successful or that we can avoid a material and adverse disruption to our business. As the pandemic continues, we may experience the prioritization of hospital resources toward the outbreak and further restrictions on travel. Furthermore, some patients may be unwilling to enroll in our trials or be unable to comply with clinical trial protocols if quarantines or travel restrictions impede patient movement or interrupt healthcare services.

COVID-19 may also negatively affect the operations of third-party contract research organizations that we rely upon to carry out our clinical trials or the operations of our third-party manufacturers, each of which could result in delays or disruptions in the supply of our product candidates. While we do not currently believe our supply chain has been affected, there can be no assurances that we will not experience supply disruptions in the future. The negative impact COVID-19 has had and may continue to have on patient enrollment and treatment, and the timing and execution of our clinical trials could cause costly delays to our clinical trial activities, which could adversely affect our ability to obtain regulatory approval for and to advance towards commercialization, increase operating expenses and have a material adverse effect on our business and financial results.

In addition, COVID-19 has resulted in significant governmental measures being implemented to control the spread of the virus. Public health officials have recommended and mandated precautions to mitigate the spread of COVID-19, including prohibitions on congregating, traveling across borders, shelter-in-place orders and other similar measures. We have taken precautionary measures intended to help minimize the risk of the virus to our employees, including temporarily requiring some or all of our employees to work remotely, suspending all non-

essential travel and discouraging employee attendance at industry events and in-person work-related meetings. Such measures could negatively affect our business. For instance, temporarily requiring employees to work remotely may disrupt our operations or create unforeseen issues related to the use of technology designed to allow for remote communication and collaboration. The COVID-19 pandemic has also caused volatility in the global financial markets and has threatened a slowdown in the global economy, which may negatively affect our ability to raise additional capital on attractive terms or at all.

The full extent to which the COVID-19 pandemic may impact our business will depend on future developments, which are highly uncertain and cannot be predicted at this time. As such, we cannot presently predict the scope and severity of any potential business shutdowns or disruptions, the impacts on our business, financing or clinical trial activities or on the healthcare system and the global economy as a whole.

We use new technologies in the development of our product candidates and the FDA and other regulatory authorities have not approved products that utilize these technologies.

Our innate cell engager product candidates in development are based on our fit-for-purpose ROCK® (“Redirected Optimized Cell Killing”) platform and are capable of recruiting NK cells and / or macrophages. Regulatory approval of our product candidates is less certain than the approval of drugs that do not employ such novel technologies or methods of action. We intend to work closely with the FDA, the EMA and other regulatory authorities to perform the requisite scientific analyses and evaluation of our methods to obtain regulatory approval for our product candidates. For example, final assays and specifications of our product candidates, have yet to be developed, and the FDA, EMA or other regulatory authorities may require additional analyses to evaluate different aspects of our product quality. It is possible that the validation process may take time and resources, may require independent third-party analyses, or may not be accepted by the FDA, the EMA or other regulatory authorities. Delays or failure to obtain regulatory approval of any of the product candidates that we are developing would adversely affect our business.

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

Based on clinical data, either from ongoing or new clinical studies, we plan to seek fast track designation of AFM13 as a monotherapy and/or as a combination in relevant indications. In addition, we may seek fast track designation of certain of our other product candidates. The fast track program, a provision of the FDA Modernization Act of 1997, is designed to facilitate interactions between a sponsoring company and the FDA before and during submission of a BLA for an investigational agent that, alone or in combination with one or more other drugs, is intended to treat a serious or life-threatening disease or condition, and which demonstrates the potential to address an unmet medical need for that disease or condition. Under the fast track program, the FDA may consider reviewing portions of a marketing application before the sponsor submits the complete application if the FDA determines, after a preliminary evaluation of the clinical data, that a product that has been granted fast track designation may be effective. A fast track designation provides the opportunity for more frequent interactions with the FDA, and a product that has been granted fast track designation could be eligible for priority review if supported by clinical data at the time of submission of the BLA.

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

Regulatory authorities in some jurisdictions, including the United States and Europe, may designate drugs for relatively small patient populations as orphan drugs. Under the Orphan Drug Act, the FDA may designate a product candidate as an orphan drug if it is a drug intended to treat a rare disease or condition, which is generally defined as a patient population of fewer than 200,000 individuals annually in the United States. In the European Union, or the EU, the European Commission may designate a product candidate as an orphan medicinal product if it is a medicine for the diagnosis, prevention or treatment of life-threatening or very serious conditions that affect not more than five in 10,000 persons in the European Union, or it is unlikely that marketing of the medicine would generate sufficient returns to justify the investment needed for its development. We have received orphan drug designation for AFM13 for the treatment of HL in the United States and Europe, and for T-cell lymphoma in the US; but orphan drug status may not ensure that we have market exclusivity in a particular market and there is no assurance we will be able to receive orphan drug designation for certain of our other product candidates or any additional product candidates. Further, the granting of a request for orphan drug designation does not alter the standard regulatory requirements and process for obtaining marketing approval.

Generally, if a product candidate with an orphan drug designation receives the first marketing approval for the indication for which it has such designation, the product is entitled to a period of marketing exclusivity, which, subject to certain exceptions, precludes the FDA from approving the marketing application of another drug for the same indication for that time period or precludes the EMA, and other national drug regulators in the EU, from accepting the marketing application for another medicinal product for the same indication. The applicable period is seven years in the United States and ten years in the European Union. The EU period can be reduced to six years if a product no longer meets the criteria for orphan drug designation or if the product is sufficiently profitable so that market exclusivity is no longer justified. In the EU, orphan exclusivity may also be extended for an additional two years (i.e., a maximum of 12 years’ orphan exclusivity) if the product is approved on the basis of a dossier that includes pediatric clinical study data generated in accordance with an approved pediatric investigation plan. Orphan drug exclusivity may be lost in the United States if the FDA determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantity of the product to meet the needs of patients with the rare disease or condition.

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

Although all of our product candidates have undergone or will undergo safety testing to the extent possible and agreed with health authorities, not all adverse effects of drugs can be predicted or anticipated. Immunotherapy and its method of action of harnessing the body’s immune system, especially with respect to immune cell engagers, is powerful and could lead to serious side effects that we only discover in clinical studies. Unforeseen side effects from any of our product candidates could arise either during clinical development or, if such side effects are rarer, after our product candidates have been approved by regulatory authorities and the approved product has been marketed, resulting in the exposure of additional patients. All of our product candidates are still in clinical or preclinical development. While our phase 1 clinical studies for AFM13 demonstrated a favorable safety profile, the results from ongoing and future trials of AFM13 or other NK cell-engaging bispecific antibodies may not confirm these results. During the fourth quarter of 2018, we placed AFM11, a T cell-engaging bispecific antibody, on clinical hold after the occurrence of SAEs in three patients, which included a death in the ALL study and two life-threatening events in the NHL study. The SAEs occurred in patients enrolled in the highest dose cohorts of each study. Subsequently, we received a formal notification from the FDA that the regulatory agency has concurred with our decision to stop recruitment and formally placed the AFM11 IND application on full clinical hold. In early March 2019, we submitted a complete response document to the FDA that summarizes the clinical data from the two AFM11 phase 1 studies to request that the clinical hold be lifted so that clinical development of AFM11 may proceed in ALL patients. In May 2019, we received notification from the FDA that additional data would be needed to determine whether the AFM11 clinical hold could be lifted. In line with the strategic focus on our innate immunity portfolio, we made the decision to terminate the phase 1 clinical programs of AFM11. The Company took into consideration the competitive landscape of B-cell directed therapies currently in development and associated resources needed for further development of AFM11. We informed the FDA of our intention to terminate the AFM11 clinical program in its entirety.

We are developing our AFM13 and AFM24 product candidate for patients with relapsed or refractory HL, CD30+ lymphoma and EGFR+ solid tumor indications, respectively, for which other therapies have limited benefit and survival times may be short. Therefore, we expect that certain patients may die during the clinical studies of our product candidates, and it may be difficult to ascertain whether such deaths are attributable to the underlying disease, complications from the disease, our product candidate, or a combination thereof.

The results of ongoing and future clinical studies may show that our product candidates cause undesirable or unacceptable side effects, which could interrupt, delay or halt clinical studies, and result in the delay of, or failure to obtain, marketing approval from the FDA, the European Commission and other regulatory authorities, or result in marketing approval from the FDA, the European Commission and other regulatory authorities with restrictive label warnings or potential product liability claims. Treatment-related side effects could also affect patient recruitment or the ability of enrolled subjects to complete the study, or make the product candidate less attractive for partnering. In addition, these side effects may not be appropriately recognized or managed by the treating medical staff, particularly outside of our existing or future collaborators as toxicities resulting from cancer immunotherapies are not normally encountered in the general patient population and by medical personnel. The inability to recognize and manage the potential side effects of our product candidates could result in patient deaths. Any of these occurrences may prevent us from achieving or maintaining market acceptance of the affected product candidate and may harm our business, financial condition and prospects significantly.

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

The commercial success of our products will depend in part on public acceptance of the use of cancer immunotherapies. SAEs and other adverse events in clinical studies of our product candidates or in clinical studies of others developing similar products and the resulting publicity, as well as any other adverse events in the field of immuno-oncology that may occur in the future, could result in a decrease in demand for any products that we may develop. Although the mode of action of our innate cell engagers differs from that of other immuno-oncology approaches in development, the public may not always differentiate between our therapies and others in the field. If public perception is influenced by claims that the use of cancer immunotherapies is unsafe, our products may not be accepted by the general public or the medical community.

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

The commercial success of our product candidates will depend upon their acceptance among physicians, patients and the medical community. The degree of market acceptance of our product candidates will depend on a number of factors, including:

•	limitations or warnings contained in the approved labeling for a product candidate;
•	changes in the standard of care for the targeted indications for any of our product candidates;

•	limitations in the approved clinical indications for our product candidates;
•	demonstrated clinical safety and efficacy compared to other products;
•	lack of significant adverse side effects;
•	sales, marketing and distribution support;
•	availability and extent of reimbursement from managed care plans and other third-party payors;
•	timing of market introduction and perceived effectiveness of competitive products;
•	the degree of cost-effectiveness of our product candidates;
•	availability of alternative therapies at similar or lower cost, including generic and over-the-counter products;
•	the extent to which the product candidate is approved for inclusion on formularies of hospitals and managed care organizations;
•	whether the product is designated under physician treatment guidelines as a first-line, second-line, third-line, or subsequent line of therapy for particular diseases;
•	adverse publicity about our product candidates or favorable publicity about competitive products;
•	convenience and ease of administration of our products; and
•	potential product liability claims.

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

The process of manufacturing our products is complex, highly regulated and subject to several risks, including:

•

We do not have experience in manufacturing our product candidates at commercial scale. We contract with external manufacturers to develop a larger scale manufacturing process for AFM13 in order to have material supply available for the registration directed phase 2b trial. We may not succeed in the scaling up the process to commercial scale. We may need a larger scale manufacturing process for certain of our product candidates than what we have planned, depending on the dose and regimen. Any changes in our manufacturing processes as a result of scaling up may result in the need to obtain additional regulatory approvals. Difficulties in achieving commercial-scale production or the need for additional regulatory approvals as a result of scaling up could delay the development and regulatory approval of our product candidates and ultimately affect our success.

•

We may not achieve the manufacturing productivity, or yield, required to achieve a commercially viable cost of goods. Our molecules are novel antibody structures and there is very limited knowledge as to which productivities can be achieved at commercial scale. Low productivities may result in a cost of goods which are too high to allow profitable commercialization, or give rise to the need for additional manufacturing process optimization which would require additional funding and time.
•

The process of manufacturing biologics, such as AFM13 and certain of our other product candidates, is susceptible to product loss due to contamination, equipment failure or improper installation or operation of equipment, vendor or operator error, and difficulties in scaling up the production process. Even minor deviations from normal manufacturing processes could result in reduced production yields, product defects and other supply disruptions. If microbial, viral or other contaminations are discovered in our product candidates or in the manufacturing facilities in which our product candidates are made, such manufacturing facilities may need to be closed for an extended period of time to investigate and remedy the contamination.

•

The manufacturing facilities in which our product candidates are made could be adversely affected by equipment failures, labor shortages, natural disasters, health epidemics, power failures and numerous other factors.

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

There are many companies developing or marketing treatments for cancer disorders, including many major pharmaceutical and biotechnology companies. These treatments consist of small molecule drug products, biologic therapeutics that work, among others, either by using next-generation antibody technology platforms or new immunological approaches to address specific cancer targets, as well as genetically engineered cellular therapeutics. These treatments are often combined with one another in an attempt to maximize the response rate. In addition, several companies are developing therapeutics that work by targeting multiple specificities using a single recombinant molecule, as we are.

Clinical phase 2 data with the anti-PD-1 CPIs nivolumab and pembrolizumab in HL have been published. These data indicate that treatment with anti-PD-1 antibodies results in high response rates in the salvage setting of HL. In 2016, the FDA granted accelerated approval, and the European Commission granted approval for nivolumab in classical HL patients who have relapsed or progressed after autologous hematopoietic stem cell transplantation and brentuximab vedotin (Adcetris®). In 2017, the FDA granted accelerated approval, and the European Commission granted approval for pembrolizumab in adult and pediatric patients with refractory cHL who have relapsed after 3 or more prior lines of therapy, and the European Commission granted approval for pembrolizumab in adult patients with relapsed or refractory cHL who have failed autologous stem cell transplant (ASCT) and brentuximab vedotin, or who are transplant-ineligible and have failed brentuximab vedotin. Phase 2 and phase 3 studies of brentuximab vedotin in combination with nivolumab are ongoing. If AFM13 were to be approved for HL, we could be in competition with these therapies, as well as any other therapies or combination regimens that comprise the standard of care that AFM13 could potentially displace. Several other agents have reached proof of concept clinical studies in HL, including Afinitor (Novartis AG), and lenalidomide (Celgene).

Bretuximab vedotin, or Adcetris®, an antibody-drug conjugate targeting CD30, was approved by the FDA in relapsed/refractory HL in 2011. In addition, Adcetris® was approved by the FDA in 2018 for the treatment of previously untreated Stage 3/4 cHL in combination with chemotherapy. In the European Union, Adcetris® is approved for similar indications. Adcetris® is also indicated for previously treated systemic anaplastic large cell lymphoma (ALCL), primary cutaneous ALCL, and CD30 positive mycosis fungoides, as well as for previously untreated systemic ALCL or other CD30 positive peripheral T-cell lymphomas in combination with chemotherapy in the US and for previously untreated systemic ALCL in Europe. Adcetris® is currently being investigated in various combinations in HL, including checkpoint inhibitors.

We expect that our ROCK® platform as well as our novel antibody formats derived from this platform will serve as the basis for future product candidates and collaborations with pharmaceutical companies. Other companies also have developed platform technologies that compete with our platforms. For example, Dragonfly Therapeutics is developing TriNKET, which specifically activates cells of the innate and adaptive immune system and has recently started clinical development of one of these TriNKET assets. GT Biopharma is developing its TriKEs and TetraKEs platform designed to target natural killer cells and tumor cells forming an immune synapse between the NK cell and the tumor cell thereby inducing NK cell activation at that site, and recently started its clinical development.  Compass Therapeutics is also developing bispecific antibodies that engage the innate immune system, but these have not yet reached the clinic.

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
•

business interruptions resulting from geo-political actions, including war and terrorism, health epidemics (See “— COVID-19 could adversely impact our business, including our supply chain, clinical trials and operations.”) or natural disasters including earthquakes, typhoons, floods and fires.

The Company’s sole tax residency in Germany for purposes of the convention between Germany and the Netherlands for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income (the “German-Dutch tax treaty”) is subject to the application of the provisions on tax residency as stipulated in the German-Dutch tax treaty as effective as of the date of this annual report. However, among others, Germany and the Netherlands entered into a Multilateral Convention to Implement Tax Treaty Related Measures to Prevent Base Erosion and Profit Shifting (“MLI”). The MLI operates to amend bilateral tax treaties between participating states, provided there is a match between certain options made by the relevant states.

The MLI provides, amongst others, for an amendment of relevant rules regarding tax residency. According to provisional elections, the Netherlands applies such deviating rules on tax residency, i.e., did not opt out. With regard to Germany, provisional statements made at the time of signing the MLI indicate that it is intended to opt-out of the application of such provisions. However, given that the MLI has to date not been ratified in Germany and the options provided for in the MLI remain subject to discussion, it cannot be ruled out that Germany ultimately opts to amend the current rules regarding tax residency in line with the option exercised by the Netherlands. If Germany changed its provisional view on the election, the MLI rules on tax residency would become applicable to the German-Dutch tax treaty. In this case, the competent authorities of the Netherlands and Germany shall endeavour to determine by mutual agreement the sole tax residency of the Company. During the period in which a mutual agreement between both states is absent, the Company may not be entitled to any relief or exemption from tax provided by the German - Dutch tax treaty. During such period, there would be a risk that both Germany and the Netherlands would levy dividend withholding tax, in addition to the risk of double taxation on the profits of the Company itself. If the sole tax residency is found to be in the Netherlands based on the mutual agreement, Dutch dividend withholding tax would apply exclusively.

Exchange rate fluctuations or abandonment of the euro currency may materially affect our results of operations and financial condition.

Potential future revenue may be derived from abroad, particularly from the United States. As a result, our business and share price may be affected by fluctuations in foreign exchange rates between the euro and these other currencies, which may also have a significant impact on our reported results of operations and cash flows from period to period, such as the US$. We have converted into euros only the portion of the proceeds from our financings and our research collaboration and license agreement with Genentech that will be spent in euros according to our budget. If the projected payments in either euro or US$ change, we may be subject to foreign exchange-rate risk. Currently, we do not have any other exchange rate hedging measures in place.

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

We may consider entering into partnerships or into acquisitions of other companies, businesses, assets or technologies that are complementary to our business and operations as part of our growth strategy. Acquisitions, partnerships, alliances and subsequent integrations thereof would require significant managerial, operational and financial resources and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our growth and business operations. We must necessarily base any assessment of potential acquisitions, partnerships or alliances on assumptions with respect to operations, profitability and other matters that may subsequently prove to be incorrect. Future acquisitions and alliances, as well as other investments, may not produce anticipated synergies or perform in accordance with our expectations. The cost and duration of integrating newly acquired businesses could also materially exceed our expectations. It is also possible that we may not identify suitable acquisition targets, strategic investments or partnership candidates. Our inability to identify such opportunities, or our inability to complete such transactions, may negatively affect our competitiveness and growth prospects. Any of these developments could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Our Financial Position and Need for Additional Capital

We have incurred significant losses since inception and anticipate that we will continue to incur losses for the foreseeable future. We have no products approved for commercial sale, and to date we have not generated any revenue or profit from product sales. We may never achieve or sustain profitability.

We are a clinical-stage immuno-oncology company. We have incurred significant losses since our inception. As of December 31, 2019, our accumulated deficit was €234.5 million. Our losses have resulted principally from expenses incurred in research and development of our product candidates and from general and administrative expenses that we have incurred while building our business infrastructure. We expect to continue to incur losses for the foreseeable future, and we expect these losses to increase as we continue our research and development of, and seek regulatory approvals for, our product candidates, prepare for and begin to commercialize any approved products, and add infrastructure and personnel to support our product development efforts and operations as a public company. The net losses and negative cash flows incurred to date, together with expected future losses, have had, and likely will continue to have, an adverse effect on our shareholders’ equity and working capital. The amount of future net losses will depend, in part, on the rate of future growth of our expenses and our ability to generate revenue.

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

To become and remain profitable, we must succeed in developing and commercializing products with significant market potential. This will require us to be successful in a range of challenging activities for which we are only in the preliminary stages, including developing product candidates, obtaining regulatory approval for them, and manufacturing, marketing and selling those products for which we may obtain regulatory approval. We may never succeed in these activities and may never generate revenue from product sales that is significant enough to achieve profitability. Our ability to generate future revenue from product sales depends heavily on our success in many areas, including but not limited to:

•	completing research and clinical development of our product candidates, including successfully completing registration clinical studies of AFM13 or certain of our other product candidates;
•	obtaining marketing approvals for our product candidates, including AFM13 or AFM24, for which we complete clinical studies;
•

developing a sustainable and scalable manufacturing process for any approved product candidates and maintaining supply and manufacturing relationships with third parties that can conduct the process and provide adequate (in amount and quality) products to support clinical development and the market demand for our product candidates, if approved;

•	launching and commercializing product candidates for which we obtain marketing approval, either directly or with a collaborator or distributor;
•	establishing sales, marketing, and distribution capabilities in the United States, and potentially other major markets;
•	obtaining market acceptance of our product candidates as viable treatment options;
•	addressing any competing technological and market developments;

•	identifying, assessing, acquiring and/or developing new product candidates;
•	negotiating favorable terms in any collaboration, licensing, or other arrangements into which we may enter;
•	maintaining, protecting, and expanding our portfolio of intellectual property rights, including patents, trade secrets, and know-how; and
•	attracting, hiring and retaining qualified personnel.

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

We are advancing our product candidates through clinical development. Developing pharmaceutical products, including conducting preclinical studies and clinical studies, is expensive. In order to obtain such regulatory approval, we will be required to conduct clinical studies for each indication for each of our product candidates. We will require additional funding to complete the development and commercialization of our product candidates and to continue to advance the development of our other product candidates, and such funding may not be available on acceptable terms or at all. Although it is difficult to predict our liquidity requirements, based upon our current operating plan, we anticipate that our existing liquidity will enable us to fund our operating expenses and capital expenditure requirements at least into the first half of 2022, assuming all of our programs advance as currently contemplated. Because successful development of our product candidates is uncertain, we are unable to estimate the actual funds we will require to complete research and development and to commercialize our product candidates.

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

On November 30, 2016, our subsidiary Affimed GmbH entered into a loan agreement with Silicon Valley Bank, a California corporation, or SVB, as lender, which we fully guarantee. The loan agreement provides us with a senior secured term loan facility for originally up to €10.0 million, which agreement was amended in May 2017 to provide that such amount would be available in three tranches. On December 8, 2016, we fully drew down the initial tranche of €5.0 million, and on May 31, 2017 we drew down the second tranche of €2.5 million; the availability of the third tranche expired in September 2017 with such amount remaining undrawn. In connection with such drawdowns, we issued SVB warrants to purchase 219,692 of our common shares, at a weighted-average exercise price of $2.07 per common share.

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

As of December 31, 2019, we had €104.1 million in cash and cash equivalents and current financial assets. Our management will have broad discretion in the use of such funds and could spend them in ways that do not improve our results of operations or enhance the value of our common shares. The failure by our management to apply these funds effectively could result in financial losses that could have a material adverse effect on our business, cause the price of our common shares to decline and delay the development of our product candidates. Pending their use, we may invest our cash and cash equivalents in a manner that does not produce income or that loses value.

Our ability to use our net operating loss carry forwards and other tax attributes may be limited.

Our ability to utilize our net operating losses, or NOLs, is currently limited, and may be limited further, under Section 8c of the  Körperschaftsteuergesetz (the German Corporation Income Tax Act) and Section 10a of the Gewerbesteuergesetz (the German Trade Tax Act). These limitations apply if a qualified ownership change, as defined by Section 8c of the Körperschaftsteuergesetz, occurs and no exemption is applicable. Generally, a qualified ownership change occurs if more than 50% of the share capital or the voting rights are directly or indirectly transferred to a shareholder or a group of shareholders within a period of five years. A qualified ownership change may also occur in case of an increase in capital leading to a respective change in the shareholding. In the case of such qualified ownership change all tax losses and tax loss carry forwards available as of the time of the ownership change, cannot be utilized in the future. However, to the extent that the tax losses and tax loss carry forwards do not exceed hidden reserves taxable in Germany or the qualified ownership change is made for purposes of the Company’s restructuring (zum Zwecke der Sanierung), they may be further utilized despite a qualified ownership change. Furthermore, Section 8c of the Körperschaftsteuergesetz is—under strict requirements—not applicable to a company provided that such company continues only those operations which are causing the loss (Section 8d Körperschaftsteuergesetz). In addition, the question whether the aforementioned described provisions of Section 8c of the Körperschaftsteuergesetz do comply with the German constitution is currently pending with the Bundesverfassungsgericht (German Supreme Court). On March 29, 2017, the German Supreme Court ruled that Section 8c of the Körperschaftsteuergesetz has not complied with the German constitution to the extent it formerly stated that a harmful ownership change should occur partially if more than 25% but less than 50% of the share capital or the voting rights are directly or indirectly transferred to a shareholder or a group of shareholders within a period of five years. As a consequence of this decision, the German legislator abolished such part of the provision.

As of December 31, 2019, we had estimated NOL carry forwards for German tax purposes of €199.2 million. Future changes in share ownership may also trigger an ownership change and, consequently, a Section 8c Körperschaftsteuergesetz or a Section 10a Gewerbesteuergesetz limitation. Any limitation may result in the expiration of a portion or the complete tax loss carry forwards before they can be utilized. As a result, if we earn net taxable income, our ability to use our pre-change NOL carry forwards to reduce German income tax may be subject to limitations, which could potentially result in increased future cash tax liability to us.

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

We have entered into collaborations with other companies that we believe have provided us with valuable funding or other resources such as access to technologies, including our collaborations with The Leukemia & Lymphoma Society, Genentech, Merck, The MD Anderson Cancer Center, and our former collaboration and Amphivena. In the future, we may enter into additional collaborations to leverage our technology platforms, fund our research and development programs or to gain access to sales, marketing or distribution capabilities. Our existing collaborations, and any future collaborations we enter into, may pose a number of risks, including the following:

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

All of the risks relating to product development, regulatory approval and commercialization described in this Annual Report also apply to the activities of our program collaborators. For example, Amphivena had entered into a warrant agreement with Janssen Biotech Inc. that gave Janssen the option to acquire Amphivena following IND acceptance by the FDA, upon predetermined terms, in exchange for payments under the warrant. Upon effectiveness of such IND application in July 2016, Janssen decided to not exercise its option to purchase Amphivena, which could potentially be viewed as having negative implications for our business and prospects. We have been supporting the clinical development of Amphivena’s product candidate. Additionally, subject to its contractual obligations to us, if one of our collaborators is involved in a business combination, the collaborator might deemphasize or terminate the development or commercialization of any product candidate licensed to it by us. If one of our collaborators terminates its agreement with us, we may find it more difficult to attract new collaborators.

For some of our product candidates, we may in the future determine to collaborate with additional pharmaceutical and biotechnology companies for development and potential commercialization of therapeutic products. We face significant competition in seeking appropriate collaborators. Our ability to reach a definitive agreement for a collaboration will depend, among other things, upon our assessment of the collaborator’s resources and expertise, the terms and conditions of the proposed collaboration and the proposed collaborator’s evaluation of a number of factors. These factors may include the design or results of clinical studies, the likelihood of approval by the FDA, the EMA or similar regulatory authorities outside the United States, the potential market for the subject product candidate, the costs and complexities of manufacturing and delivering such product candidate to patients, the potential of competing products, the existence of uncertainty with respect to our ownership of technology, which can exist if there is a challenge to such ownership without regard to the merits of the challenge and industry and market conditions generally. The collaborator may also consider alternative product candidates or technologies for similar indications that may be available to collaborate on and whether such a collaboration could be more attractive than the one with us for our product candidate.

Collaborations are complex and time-consuming to negotiate and document. Negotiation and diligence of potential partnerships, collaborations and alliances could require diversion of significant business resources, which could adversely impact our business operations. Furthermore, these negotiations and diligences may not eventually result in a signed agreement.

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

We expect to continue to depend on independent clinical investigators and CROs to conduct our clinical studies. CROs may also assist us in the collection and analysis of data. There is a limited number of third-party service providers that specialize or have the expertise required to achieve our business objectives. Identifying, qualifying and managing performance of third-party service providers can be difficult, time consuming and cause delays in our development programs. These investigators and CROs will not be our employees and we will not be able to control, other than by contract, the amount of resources, including time, which they devote to our product candidates and clinical studies. In addition, certain clinical studies in which we are involved and which are testing our product candidates are sponsored by academic sites, known as investigator-sponsored study, or ISTs. By definition, the financing, design, and conduct of the clinical study are under the sole responsibility of the respective sponsor. Therefore, we have limited control over these clinical studies and we do not have control over the timing and reporting of the data from these trials. In addition, we may have limited information about ISTs while they are being conducted, including the status of trial initiation and patient recruitment, changes to trial design and clinical study results. The AFM13 phase 2a study in HL and the phase 1b/2a study in CD30+ lymphoma with cutaneous manifestations are ISTs. An AFM13 phase 1 IST is planned to be initiated by The MD Anderson Cancer Center with CD30+ lymphoma patients. If independent investigators or CROs fail to devote sufficient resources to the development of our product candidates, or if their performance is substandard, it may delay or compromise the completion of trials of our product candidates as well as the prospects for approval and commercialization of any product candidates that we develop. In addition, the use of third-party service providers requires us to disclose our proprietary information to these parties, which could increase the risk that this information will be misappropriated. Further, the FDA and other regulatory authorities require that we comply with standards, commonly referred to as current Good Clinical Practice, or cGCP, and other local legal requirements, e.g., data privacy, for conducting, recording and reporting clinical studies to assure that data and reported results are credible and accurate and that the rights, integrity and confidentiality of trial subjects are protected. Failure of clinical investigators or CROs to meet their obligations to us or comply with cGCP procedures or other applicable legal requirements could adversely affect the clinical development of our product candidates and harm our business.

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

Any of these factors could cause the delay of approval or commercialization of our product candidates, cause us to incur higher costs or prevent us from commercializing our product candidates successfully. Furthermore, if any of our product candidates are approved and contract manufacturers fail to deliver the required commercial quantities of finished product on a timely basis and at commercially reasonable prices, and we are unable to find one or more replacement manufacturers capable of production at a substantially equivalent cost, in substantially equivalent volumes and quality and on a timely basis, we would likely be unable to meet supply demand for our products and could lose potential revenue. It may take several years to establish an alternative source of supply for our product candidates and to have any such new source approved by the FDA, the EMA or any other relevant regulatory authorities.

For our clinical development of AFM13 in combination with the anti-PD‑1 Keytruda® (pembrolizumab), we entered into an agreement with Merck pursuant to which Merck provided us with pembrolizumab to conduct a phase 1b clinical combination trial in relapsed/refractory HL. We were dependent on Merck for this supply of pembrolizumab. In addition, if we wish to pursue further development of AFM13 in combination with pembrolizumab or any other CPI, we will need to reach an agreement with Merck or another partner for such supply of pembrolizumab or another CPI, respectively. If we do not have an adequate supply and/or cannot reach an agreement with the applicable partner, we may not be able to develop AFM13 in such a combination. Any future supply agreement with a partner for combination trials with AFM13 could influence our clinical development strategy or our intellectual property or our economic rights, and therefore might impact the content we can derive from such clinical development.

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

We own and/or control our AFM13 patent portfolio, which includes two patent families. The first patent family on AFM13 consists of European patents relating to the use of the specific target combination for the treatment of cancer using a bispecific molecule and will expire in 2020. Our second patent family relates to the mode of action of AFM13, the recruitment of immune effector cells via a specific receptor, i.e., an antibody or antigen-binding fragment thereof having the complimentary determining regions of AFM13. These patents will expire in 2026 in Europe and in 2029 in the US. The latest patent application on AFM13 relates to its combination with anti-PD1 antibodies, and was filed in 2016. Moreover, we own and/or control our AFM24 patent portfolio, which includes one patent family directed to the compound of AFM24. The latest non-provisional patent application in such patent family was filed in 2019. Further, we own and/or control our AFM26 patent portfolio, which includes one patent family directed to the compound of AFM26. The latest non-provisional patent application in such patent family was filed in 2019.

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

While we normally seek to obtain the right to control prosecution, maintenance and enforcement of the patents relating to our product candidates, there may be times when the filing and prosecution activities for patents relating to our product candidates are controlled by our licensors. Although we monitor  the ongoing prosecution and maintenance of the licensed patents, if any of our future licensing partners fail to prosecute, maintain and enforce such patents and patent applications in a manner consistent with the best interests of our business, including by payment of all applicable fees for patents covering AFM13, AFM24, or any of our product candidates, we could lose our rights to the intellectual property or our exclusivity with respect to those rights, our ability to develop and commercialize those product candidates may be adversely affected and we may not be able to prevent competitors from making, using, and selling competing products.

Our business may be adversely affected if we are unable to gain access to relevant intellectual property rights of third parties, or if our licensing partners terminate our rights in certain technologies that are licensed or sublicensed to us.

We currently rely, and may in the future rely, on certain intellectual property rights licensed from third parties in order to be able to use various proprietary technologies that are material to our business. For example, the immune cell engager technology was developed under certain patents licensed exclusively to us by the German Cancer Research Center (known as the Deutsches Krebsforschungszentrum, or DKFZ, in German) under a 2001 license agreement, which was subsequently amended in 2006 and terminated in 2018 due to expiry of the last patent under this license agreement. Additionally, an antibody generated in the development of our immune cell engager candidates was developed using antibody phage display technologies licensed to us by Xoma Corporation. In March 2018, the last of the licensed Xoma patent rights expired. In each of these cases, the licensor retained their full ownership interest with respect to the licensed patent rights, and our rights to use the technologies associated with those patents and to employ the inventions claimed in the licensed patent rights were subject to the continuation of and our compliance with the terms of those licenses.

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

We are a party to a number of agreements, including license agreements, through which we have gained rights to certain intellectual property that relate to our business and we expect to enter into additional such agreements in the future. We expect that future agreements will impose, various diligence, commercialization, milestone payment, royalty, and other obligations on us. Certain of our licenses contain provisions that allow the licensor to terminate the license upon the occurrence of specific events or conditions. For example, our rights under each of the licenses described above are subject to our continued compliance with the terms of the licenses, certain diligence and development obligations, the payment of royalties, milestone payments and other fees, and certain disclosure and confidentiality obligations. If we are found to be in breach of any of our license agreements, in certain circumstances our licensors may take action against us, including by terminating the applicable license. Because of the complexity of our product candidates and the patents we have licensed, determining the scope of the licenses and related obligations may be difficult and could lead to disputes between us and the licensor. An unfavorable resolution of such a dispute could lead to an increase in the royalties payable pursuant to the license or a termination of the license. If any of our licensors were to terminate our license agreement with them, we may be prevented from the continued use of certain technologies, in clinical studies or, if our products are approved for marketing, from using such technologies in the manufacturing of products that could be sold commercially. This could delay or prevent us from offering our product candidates. We might not have the necessary rights or the financial resources to develop, manufacture or market our current or future product candidates without the rights granted under these licenses, and the loss of sales or potential sales in such product candidates could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

Approximately 90 of our personnel, including our managing directors and most of our employees working in research and development, work in Germany and are subject to German employment law. Ideas, developments, discoveries and inventions made by such employees are subject to the provisions of the German Act on Employees’ Inventions (Arbeitnehmererfindungsgesetz), which regulates the ownership of, and compensation for, inventions made by employees. We face the risk that disputes may occur between us and our employees or ex-employees pertaining to the sufficiency of compensation paid by us, allocation of rights to inventions under this act or alleged non-adherence to the provisions of this act, any of which may be costly to resolve and take up our management’s time and efforts whether we prevail or fail in such dispute.

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

We are subject to governmental regulation and other legal obligations in the EU and European Economic Area, or EEA, related to privacy, data protection and data security. Our actual or perceived failure to comply with such obligations could harm our business.

We are subject to diverse laws and regulations relating to data privacy and security in the EU and eventually in the EEA, including Regulation 2016/679, known as the GDPR. The GDPR applies extraterritorially and implements stringent operational requirements for controllers and processors of personal data. New global privacy rules are being enacted and existing ones are being updated and strengthened. We are likely to be required to expend capital and other resources to ensure ongoing compliance with these laws and regulations.

Complying with these numerous, complex and often changing regulations is expensive and difficult. Failure by us, any partners, our service providers, or our employees or contractors to comply with the GDPR could result in regulatory investigations, enforcement notices and/or fines of up to the higher of €20 million or up to 4% of our total worldwide annual revenue. In addition to the foregoing, a breach of privacy laws or data security laws, particularly those resulting in a significant security incident or breach involving the misappropriation, loss or other unauthorized use or disclosure of sensitive or confidential patient or consumer information, could have a material adverse effect on our business, reputation and financial condition.

As a data controller, we are accountable for any third-party service providers we engage to process personal data on our behalf, including our clinical research organizations, or CROs. We attempt to mitigate the associated risks by performing security assessments and due diligence of our vendors and requiring all such third-party providers with data access to sign agreements and obligating them to only process data according to our instructions and to take sufficient security measures to protect such data. There is no assurance that these contractual measures and our own privacy and security-related safeguards will protect us from the risks associated with the third-party processing, storage and transmission of such information. Any violation of data or security laws by our third-party processors could have a material adverse effect on our business and result in the fines and penalties outlined above.

Where we transfer personal data out of the EU and EEA, we do so in compliance with the relevant data export requirements from time to time. There is currently ongoing litigation challenging the commonly used transfer mechanism, the EU Commission approved model clauses. In addition, the U.S. Privacy Shield (a mechanism for complying with data protection requirements when transferring personal data from the EU to the U.S.) is currently under review by the European Commission. As such, it is uncertain whether the Privacy Shield framework and/or model clauses will be invalidated in the near future. These changes may require us to find alternative bases for the compliant transfer of personal data outside the EEA and we are monitoring developments in this area.

We are also subject to evolving European privacy laws on cookies and on e-marketing. The EU is in the process of replacing the e-Privacy Directive (2002/58/EC) with a new set of rules taking the form of a regulation, which will be directly implemented in the laws of each European member state. The draft e-Privacy Regulation imposes strict opt-in marketing rules with limited exceptions for business-to-business communications, alters rules on third-party cookies, web beacons and similar technology and significantly increases fining powers to the greater of €20 million or 4% of total worldwide annual revenue. While the e-Privacy Regulation was originally intended to be adopted on May 25, 2018 (alongside the GDPR), it is still going through the European legislative process and commentators now expect it to be adopted during the second half of 2020 or during 2021 following a transition period.

We process personal data in relation to participants in our clinical trials in the EEA, including the health and medical information of these participants. The GDPR is directly applicable in each EU Member State, however, it provides that EU Member States may introduce further conditions, including limitations which could limit our ability to collect, use and share personal data (including health and medical information), or could cause our compliance costs to increase, ultimately having an adverse impact on our business. The GDPR imposes onerous accountability obligations requiring data controllers and processors to maintain a record of their data processing and implement policies as part of its mandated privacy governance framework. It also requires data controllers to be transparent and disclose to data subjects (in a concise, intelligible and easily accessible form) how their personal information is to be used, imposes limitations on retention of personal data; defines for the first time pseudonymized (i.e., key-coded) data; introduces mandatory data breach notification requirements; and sets higher standards for data controllers to demonstrate that they have obtained valid consent for certain data processing activities. In addition to the foregoing, a breach of the GDPR could result in regulatory investigations, reputational damage, orders to cease/change our use of data, enforcement notices, as well potential civil claims including class action type litigation where individuals suffer harm.

Risks Relating to Employee Matters and Managing Growth

Our future success depends on our ability to retain key executives and to attract, retain and motivate qualified personnel.

We are highly dependent on the research and development, clinical and business development expertise of our managing directors and other key employees. We have entered into multi-year executive agreements with our managing directors. If any of our managing directors or other key employees becomes unavailable to perform services for us, we may not be able to find a qualified replacement in a timely fashion, which could impede the achievement of our research, development and commercialization objectives and seriously harm our ability to successfully implement our business strategy. The contracts with our current managing directors, Dr. Adi Hoess, and Dr. Wolfgang Fischer, run until the end of the general meeting in 2020. We do not maintain any key man insurance for our managing directors at this time.

We recently made two key appointments with Dr. Andreas Harstrick joining us as our Chief Medical Officer in March 2020 and Dr. Arndt Schottelius joining us as our Chief Scientific Officer in April 2020. Our Supervisory Board has nominated Dr. Harstrick and Dr. Schottelius for appointment to our Management Board during our annual general meeting in 2020. Denise Mueller, our Chief Business Officer, has also been nominated by our Supervisory Board for appointment to our Management Board. Recruiting and retaining qualified scientific, clinical, manufacturing and sales and marketing personnel will continue to be critical to our success.

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

We have 137 employees (128 full time equivalents), including those of our subsidiaries. As our development and commercialization plans and strategies develop, we expect to expand our employee base on an as-needed basis. Future growth would impose significant added responsibilities on members of management, including the need to identify, recruit, maintain, motivate and integrate additional employees. Also, our management may need to divert a disproportionate amount of their attention away from our day-to-day activities and devote a substantial amount of time to managing these growth activities. We may not be able to effectively manage the expansion of our operations which may result in weaknesses in our infrastructure, give rise to operational errors, loss of business opportunities, loss of employees and reduced productivity among remaining employees. Our expected growth could require significant capital expenditures and may divert financial resources from other projects, such as the development of existing and additional product candidates. If our management is unable to effectively manage our expected growth, our expenses may increase more than expected, our ability to generate and/or grow revenue could be reduced and we may not be able to implement our business strategy. Our future financial performance and our ability to commercialize our product candidates and compete effectively with others in our industry will depend, in part, on our ability to effectively manage any future growth.

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

You should consider an investment in our common shares as risky and invest only if you can withstand a significant loss and wide fluctuations in the market value of your investment. Our share price has been and in the future may be subject to substantial price volatility. In addition, the stock market has recently experienced significant volatility, particularly with respect to pharmaceutical, biotechnology and other life sciences company stocks. The volatility of pharmaceutical, biotechnology and other life sciences company stocks often does not relate to the operating performance of the companies represented by the stock. Some of the factors that may cause the market price of our common shares to fluctuate include:

•	results and timing of our clinical studies and clinical studies of our competitors’ products;
•	failure or discontinuation of any of our development programs;
•	issues in manufacturing our product candidates or future approved products;

•	regulatory developments or enforcement in the United States and non-U.S. countries with respect to our product candidates or our competitors’ products;
•	failure to achieve pricing and/or reimbursement;
•	competition from existing products or new products that may emerge;
•	developments or disputes concerning patents or other proprietary rights;
•	introduction of technological innovations or new commercial products by us or our competitors;
•	announcements by us, our collaborators or our competitors of significant acquisitions, strategic partnerships, joint ventures, collaborations or capital commitments;
•	changes in estimates or recommendations by securities analysts, if any cover our common shares;
•	fluctuations in the valuation of companies perceived by investors to be comparable to us;
•	public concern over our product candidates or any future approved products;
•	litigation;
•	future sales of our common shares;
•	share price and volume fluctuations attributable to inconsistent trading volume levels of our shares;
•	additions or departures of key personnel;
•	changes in the structure of health care payment systems in the United States or overseas;
•	failure of any of our product candidates, if approved, to achieve commercial success;
•	economic and other external factors or other disasters or crises, including health epidemics;
•	period-to-period fluctuations in our financial condition and results of operations, including the timing of receipt of any milestone or other payments under commercialization or licensing agreements;
•	general market conditions and market conditions for biopharmaceutical stocks; and
•	overall fluctuations in U.S. equity markets.

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

Future sales of a substantial number of our common shares, or the perception that such sales will occur, could cause a decline in the market price of our common shares. We had 76,249,901 common shares outstanding as of April 28, 2020. If our existing shareholders sell substantial amounts of common shares in the public market, or the market perceives that such sales may occur, the market price of our common shares and our ability to raise capital through an issue of equity securities in the future could be adversely affected. In addition, we have registered on a Form S-8 registration statement all common shares that we may issue under our equity compensation plans. As a result, these shares can be freely sold in the public market upon issuance, subject to volume limitations applicable to affiliates.

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

We report under the Securities Exchange Act of 1934, as amended, or the Exchange Act, as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act and although we are subject to Dutch laws and regulations with regard to such matters and intend to furnish quarterly financial information to the U.S. Securities and Exchange Commission, or SEC, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10‑Q containing unaudited financial and other specified information, or current reports on Form 8‑K, upon the occurrence of specified significant events. In addition, foreign private issuers are not required to file their annual report on Form 20‑F until four months after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10‑K within 75 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers.

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

Certain provisions of our Articles of Association may make it more difficult for a third party to acquire control of us or effect a change in our management board or supervisory board. These provisions include: staggered maximum four-year terms of our supervisory directors; a provision that our managing directors and supervisory directors may only be removed by the general meeting of shareholders by a two-thirds majority of votes cast representing more than 50% of our outstanding share capital (unless the removal was proposed by the supervisory board); and a requirement that certain matters, including an amendment of our Articles of Association, may only be brought to our shareholders for a vote upon a proposal by our management board that has been approved by our supervisory board. In addition, our articles of association include, in addition to the common shares, a class of cumulative preferred shares. Currently, our management board has not been authorized by the general meeting of shareholders to issue (or grant the right to acquire) cumulative preferred shares. If the general meeting of shareholders would grant such authorization to the management board, then the management board, subject to approval of the supervisory board, could decide to use such cumulative preferred shares as an anti-takeover measure. If implemented following a shareholder authorization to the management board, this anti-takeover measure would have the effect of making a takeover of us more difficult or less attractive and as a result, our shareholders could be unable to benefit from a change of control and realize any potential change of control premium. This could materially and adversely affect the market price of our common shares.

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

The DCGC applies to all Dutch companies listed on a government-recognized stock exchange, whether in the Netherlands or elsewhere, including Nasdaq. We do not comply with all the best practice provisions of the DCGC. The DCGC was revised as per January 1, 2017, and in our annual report for the fiscal year ended December 31, 2019, we will report on our compliance with this revised Code. This may affect your rights as a shareholder and you may not have the same level of protection as a shareholder in a Dutch company that fully complies with the DCGC.

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

We are required to disclose changes made in our internal controls and procedures and our management is required to assess the effectiveness of these controls annually. As September 17, 2019 represented the fifth anniversary of the date of the first sale of our common shares pursuant to an effective registration statement under the Securities Act, we no longer qualify as an “emerging growth company” as defined in the JOBS Act, commencing December 31, 2019. As a result, our independent registered public accounting firm is required to attest to the effectiveness of our internal controls over financial reporting pursuant to Section 404. An independent assessment of the effectiveness of our internal controls could detect problems that our management’s assessment might not. Undetected material weaknesses in our internal controls could lead to financial statement restatements and require us to incur the expense of remediation.

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

More specifically, several new or amended standards and interpretations to IFRS are expected over the coming years. In particular, both IFRS 9 “Financial Instruments” and IFRS 15 “Revenues from Contracts with Customers” went into effect on January 1, 2018 and IFRS 16 “Leases” went into effect on January 1, 2019. With respect to the first time adoption of IFRS 9 and IFRS 15, any transition effects are described in note 3 to the consolidated financial statements as of December 31, 2018. With respect to IFRS 16, during 2018, we completed the assessment of the impact of IFRS 16 on our consolidated financial statements and have identified our leases including contractual payments, renewal options and other terms. Any transition effects are described in note 4 to our consolidated financial statements as of December 31, 2019. The first time adoption of IFRS 16 has not substantially affected our results of operations.

Although we do not believe we were a “passive foreign investment company” (a “PFIC”) in 2019, we may be a PFIC in 2020 or one or more future taxable years. A U.S. investor may suffer adverse U.S. federal income tax consequences if we are a PFIC for any taxable year during which the U.S. investor holds common shares.

Under the Internal Revenue Code of 1986, as amended, or the Code, we will be a PFIC for any taxable year in which, after the application of certain “look-through” rules with respect to subsidiaries, either (i) 75% or more of our gross income consists of “passive income,” or (ii) 50% or more of the average quarterly value of our assets consist of assets that produce, or are held for the production of, “passive income.” Passive income generally includes interest, dividends, rents, certain non-active royalties and capital gains. Although we have not performed a definitive PFIC analysis using U.S. federal income tax principles, based on certain estimates as to composition of our income and assets, including the implied value, based on our market capitalization, of our assets that produce non-passive income, during 2019, we do not believe that we were a PFIC for our 2019 taxable year. However, there can be no assurance that the Internal Revenue Service, or the IRS, will agree with our conclusion. In addition, whether we will be a PFIC in 2020 or any future taxable year is uncertain because, among other things, we currently own a substantial amount of passive assets, including cash, and because the valuation of our assets that generate non-passive income for PFIC purposes, including our intangible assets, is uncertain and may vary substantially over time and the composition of our income may vary substantially over time. The average quarterly value of our assets for purposes of determining our PFIC status for any taxable year will generally be determined in part by reference to our market capitalization, which has fluctuated and may continue to fluctuate significantly over time. Accordingly, there can be no assurance that we will not be a PFIC for any future taxable year. In addition, we may, directly or indirectly, hold equity interests in other entities, including certain of our subsidiaries that are PFICs, or “Lower-tier PFICs.”

If we are a PFIC for any taxable year during which a U.S. investor holds common shares, we generally will continue to be treated as a PFIC with respect to that U.S. investor for all succeeding years during which the U.S. investor holds common shares, even if we cease to meet the threshold requirements for PFIC status. Such a U.S. investor may be subject to adverse tax consequences, including (i) the treatment of all or a portion of any gain on disposition as ordinary income, (ii) the application of a deferred interest charge on such gain and the receipt of certain dividends and (iii) compliance with certain reporting requirements. To avoid the application of the foregoing rules, a U.S. investor can make an election to treat us and each Lower-tier PFIC as a qualified electing fund (a “QEF Election”) in the first taxable year that we and each Lower-tier PFIC are treated as PFICs with respect to the U.S. investor. We currently intend to provide the information necessary for a U.S. investor to make a QEF Election with respect to us and each Lower-tier PFIC that we control for 2020 and for any future years with respect to which we determine that we or any Lower-tier PFIC that we control are or are likely to be a PFIC. A U.S. investor can also avoid certain of the adverse U.S. federal income tax consequences described above by making a mark-to-market election with respect to its common shares, provided that the common shares are “marketable.” U.S. investors should consult their tax advisers regarding the availability and advisability of making a QEF Election or a mark-to-market election in their particular circumstances. See “Material U.S. Federal Income Tax Considerations” for further information regarding the consequences to a U.S. investor if we are a PFIC for any taxable year during which the U.S. investor holds common shares.

ITEM 4. INFORMATION ON THE COMPANY

A.   History and development of the company

We are a clinical-stage immuno-oncology company focused on discovering and developing highly targeted cancer immunotherapies. Our product candidates represent an innovative approach to cancer treatment that seeks to harness the body’s own immune defenses to fight tumor cells. The most potent cells of the human defense arsenal are types of white blood cells called innate immune cells (Natural Killer cells, or NK cells, and macrophages) and T cells. Leveraging our fit-for-purpose ROCK® platform, we develop proprietary, next-generation bispecific antibodies, so-called innate cell engagers, which are designed to direct innate immune cells and establish a bridge to cancer cells. Our innate cell engagers have the ability to bring innate immune cells into the proximity of tumor cells and trigger an activation cascade that leads to the destruction of cancer cells. Due to their novel tetravalent architecture with four binding domains, our innate cell engagers bind to their targets with high affinity. Different dosing schemes are being explored to allow for improved exposure in heavily pretreated patient populations. Based on their mechanism of action as well as the preclinical and clinical data we have generated to date, we believe that our product candidates as monotherapy and / or in combination, may ultimately improve response rates, clinical outcomes and survival in cancer patients, and could eventually become a cornerstone of modern targeted oncology care. Building on our leadership in the innate cell engager space, we are also developing novel antibody formats with the potential to tailor innate cell-engaging therapy to different indications and settings.

Affimed was founded in 2000 based on technology developed by the group led by Professor Melvyn Little at Deutsches Krebsforschungszentrum (DKFZ), the German Cancer Research Center, in Heidelberg, Germany.

Focusing our efforts on antibodies that specifically bind to innate cells through CD16A, a key activating receptor, we have built a clinical and preclinical pipeline of innate cell-engaging bispecific antibodies designed to activate both innate and adaptive immunity. Compared to a variety of T cell-engaging technologies, our innate cell engagers appear to have a better safety profile and have the potential to achieve more potent and deeper immune responses potentially through enhancing crosstalk of innate to adaptive immunity. The safety profiles of our molecules make them suitable for development as combination therapies (e.g. with checkpoint inhibitors, or CPIs, adoptive NK cells or cytokines).

We are focusing our research and development efforts on two programs, for which we retain full global commercial rights, AFM13 and AFM24. Because our tetravalent bispecific antibodies can be engineered to bind to different antigens that are known to be present on various cancer cells, our product candidates could be developed for the treatment of different cancer indications. We intend to clinically develop our two product candidates to treat high- medical need indications, including as a salvage therapy for patients who have relapsed after treatment with standard therapies, or patients who are refractory to these therapies, meaning they do not respond to treatment with standard therapies, whom we collectively refer to as relapsed/refractory patients. These patients have a limited life expectancy and few therapeutic options. We believe this strategy will allow for a faster path to approval and will likely require smaller clinical studies compared to indications with more therapeutic options and larger patient populations. We believe such specialized market segments in oncology can be effectively targeted with a small and dedicated marketing and sales team. We currently intend to establish a commercial sales force in the United States and/or Europe to commercialize our product candidates when and if they are approved.

We also see an opportunity in the clinical development of our innate cell engagers in combination with other agents that harness the immune system to fight cancer cells, such as CPIs, adoptive NK cell transfer and cytokines. Such combinations of cancer immunotherapies may ultimately prove beneficial for larger patient populations in earlier stages of diseases, beyond the relapsed/refractory disease setting.

Our main offices and laboratories are located at the Technology Park adjacent to the German Cancer Research Center (DKFZ) in Heidelberg, where we employ 90 people, approximately 62% of whom have an advanced academic degree. Including AbCheck (see description below) and Affimed Inc. personnel, our total headcount is 137 (128 full time equivalents). We are led by experienced executives with a track record of successful product development, approvals and launches, specifically in the area of biologics and biopharmaceuticals. Our supervisory board is made up of highly experienced experts from the pharmaceutical and biotech industries, including individuals with a background and expertise in hematological malignancies.

In 2009, we formed AbCheck s.r.o., our 100% owned, independently run antibody screening platform company, located in the Czech Republic. AbCheck is devoted to the generation and optimization of fully human antibodies. Its technologies include a naïve human antibody library combined with phage and yeast display antibody library, a proprietary algorithm to optimize affinity, stability and manufacturing efficiency and a mass humanization technology to discover and optimize high-quality human antibodies. In addition to providing candidates for Affimed projects, AbCheck is recognized for its expertise in antibody discovery throughout the United States and Europe and has been working with globally active pharmaceutical and biotechnology companies such as Tusk Therapeutics, bluebird bio, Eli Lilly, Daiichi Sankyo, Pierre Fabre, Icosagen and others.

B.   Business overview

Our Strategy

Our goal is to develop new treatment options for patients in need by activating innate immunity (e.g. NK cells and macrophages), the body’s first line of defense, to fight cancer. We are developing single and combination therapies to treat a variety of cancers. Our novel proprietary antibody platform, ROCK®, delivers several unique types of next-generation tetravalent antibody formats, including bispecific and trispecific innate cell engagers. Based on the distinctive properties and mechanism of action of these products, which have demonstrated preclinical and / or clinical activity, we believe that our product candidates, alone or in combination, could eventually become a key element of improving clinical outcomes in cancer patients. Key elements of our strategy to achieve this goal are to:

•	Rapidly advance the development of our clinical stage product candidates, including combinations with other agents and immunotherapies;
•	Establish R&D and commercialization capabilities in Europe and in the United States;
•	Use our technology platforms and intellectual property portfolio to continue to build our cancer immunotherapy pipeline;
•	Maximize the value of our collaboration arrangements with Genentech, LLS, Merck and MD Anderson;

•	Intensify our collaboration with academia; and
•	Utilize AbCheck to generate and optimize antibodies.

Our Strengths

We believe we are a leader in developing cancer immunotherapies due to several factors:

•	Our lead product candidate, AFM13, is a first-in-class innate cell engager;
•	Our development candidate, AFM24, is a first-in-class innate cell engager for solid tumor indications;
•	Our modular and versatile ROCK® (Redirected Optimized Cell Killing) platform;
•	We retain global commercial rights for AFM13 and AFM24;
•	Our experienced management team has a strong track record in the development and commercialization of new medicines; and
•	We have a strong technology base and solid patent portfolio in the field of targeted immuno-oncology.

Our Research and Development Pipeline

We are developing a pipeline of innate cell engagers for the treatment of cancer as shown below:

14

Our lead candidate, AFM13, is a first-in-class innate cell engager designed for the treatment of certain CD30-positive (CD30+) malignancies including T cell lymphomas. AFM13 selectively binds to CD30, a clinically validated target, and CD16A, an integral membrane glycoprotein receptor expressed on the surface of NK cells and macrophages, triggering a signal cascade that leads to the destruction of CD30-positive tumor cells. In contrast to conventional full-length antibodies, AFM13 does not bind to CD16B, which prevents binding to other cell types, e.g., neutrophils, and binds with equal affinity to CD16A polymorphisms at position 158. Furthermore, AFM13 binds CD16A with an approximately 1000-fold higher affinity than monoclonal antibodies thereby significantly increasing potency and efficacy as preclinically demonstrated.

We are currently investigating AFM13 as monotherapy and as combination therapy in relapsed/refractory CD30‑positive lymphoma patients and relapsed/refractory HL patients.

In the completed first-in-human phase 1 dose-escalation clinical study, AFM13 was well-tolerated and demonstrated tumor shrinkage or slowing of tumor growth, with disease control shown in 16 of 26 patients eligible for efficacy evaluation. AFM13 also demonstrated tumor shrinkage in patients who had relapsed after, or were refractory to Adcetris® (brentuximab vedotin), a CD30-targeted chemotherapy approved by the FDA in August 2011 as a salvage therapy for HL. Approximately half of the patients treated with Adcetris® experienced disease progression in less than half a year after initiation of therapy. Six out of seven patients who became refractory to Adcetris® as the immediate prior therapy experienced stabilization of disease under AFM13 treatment according to Cheson’s criteria, standard criteria for assessing treatment response in lymphoma. We believe that based on its novel mode of action, AFM13 may be beneficial to patients who have relapsed or are refractory to treatment with Adcetris® and may provide more durable clinical benefit.

Affimed also supports an IST led by GHSG. This phase 2a clinical study of AFM13 in patients with relapsed/refractory HL started recruitment in the second quarter of 2015. Due to delays in opening trial sites and the availability of anti-PD1 antibodies for the treatment of relapsed/refractory HL patients, the study underwent slower than anticipated recruitment during its initial stages. Consequently, the study design was revised to adapt to the changing treatment landscape, namely the availability of anti-PD1 antibodies. The study subsequently included HL patients relapsed or refractory to treatment with both Adcetris® (brentuximab vedotin) and anti-PD1 antibodies. The study has now completed recruitment under the new study design.

Furthermore, we have completed a phase 1b clinical study of AFM13 with Merck’s anti-PD-1 antibody Keytruda® (pembrolizumab) in HL. In this study, the combination was well-tolerated with most of the observed adverse events mild to moderate in nature and manageable with standard of care. Best response assessment data from 24 patients treated at the highest AFM13 dose level (7 mg/kg) as reported by central read, showed an ORR of 88% (21 of 24 patients), including complete metabolic responses (CmR) of 46% (11 of 24 patients) and partial metabolic responses (PmRs) of 42% (10 of 24 patients). One patient experienced stable disease (SD).

We are also supporting a phase 1b/2a IST of AFM13 in patients with relapsed or refractory CD30+ lymphoma led by investigators at Columbia University in New York. In addition to determining clinical efficacy, this translational study in patients with cutaneous manifestations is also designed to allow for serial biopsies, thereby enabling assessment of immunobiology and tumor cell killing within the tumor microenvironment. Enrollment for the study is completed. An interim analysis of this study was recently presented. In 10 patients (dosed at 1.5-7.0 mg/kg) AFM13 was well-tolerated and showed therapeutic activity as a single agent, with an ORR of 50% (5 of 10 patients). In detail, one complete response (CR), four partial responses (PRs) and two stable diseases (SDs) were observed. An analysis of biomarker correlatives showed a decrease in circulating NK cells (CD56+ CD3- , CD56+ CD16+, NKp46+) during therapy, with post-therapy recovery. In addition, increased CD69 expression on circulating NK cells from responders vs. non-responders was demonstrated. Tumor biopsies showed increased infiltration of CD56+ NK cells pre-therapy in responders compared to nonresponders, while circulating CD4+ CD25+ T cells (Tregs) decreased in responders compared to nonresponders. In order to prepare for further clinical development, we performed preclinical studies investigating the combination of AFM13 with check-point modulators (CPMs) with collaboration partners. We believe that AFM13 and CPMs administered together could lead to greater tumor cell killing because these molecules may have a synergistic anti-tumor effect, involving both innate and adaptive immune cells. Based on preclinical data, we entered into a collaboration with Merck and initiated the clinical phase 1b study investigating the combination of AFM13 with Merck’s anti-PD-1 antibody Keytruda® (pembrolizumab) in patients with relapsed/refractory HL. In addition, the LLS committed to co-fund the development of AFM13 including its development as part of a combination therapy in June 2016.

In December 2016, we entered into a clinical development and commercialization collaboration with MD Anderson to evaluate AFM13 in combination with MD Anderson’s NK cell product. MD Anderson is responsible for conducting preclinical research activities, investigating cord blood-derived NK cells in combination with

AFM13, followed by a phase 1 clinical study of the combination. In December 2018, preclinical data was presented at the American Society of Hematology Annual Meeting, outlining the successful approach of a novel premixed product, comprised of expanded cord-blood derived NK cells loaded with AFM13 to redirect their specificity against CD30+ tumor cells. The data showed that AFM13 can enhance efficacy on cord blood-derived NK cells both in vitro and in vivo. We fund research and development expenses for this collaboration and hold an option for exclusive worldwide rights to develop and commercialize any product developed under the collaboration.

In August 2018, we entered into a research collaboration and license agreement with Genentech, a member of the Roche Group, for the development and commercialization of certain product candidates that contain novel NK cell engager-based immunotherapeutics to treat multiple cancers. We believe that our collaborations help to validate and more rapidly advance our discovery efforts, technology platforms and product candidates, and will enable us to leverage our platforms through additional high-value partnerships. As part of our business development strategy, we aim to enter into additional research collaborations in order to derive further value from our platform and more fully realize its potential.

Together with the German Cancer Research Center (DKFZ), we published data presenting evidence of AFM13  modulating NK cells by sensitizing them to IL-2 and/or IL-15 stimulation. In this study, after exposure to AFM13, NK cells showed improved IL-2- and IL-15-mediated proliferation and cytotoxicity. These data support the strategy of combining our innate cell engagers with IL-2- or IL-15 to potentially achieve stronger clinical responses.

Our second candidate, AFM24, is a tetravalent, bispecific epidermal growth factor receptor (EGFR)- and CD16A-binding innate cell engager. AFM24 is designed to address limitations, such as toxicities or treatment resistance, associated with current therapeutic anti-EGFR monoclonal antibodies, while also offering the potential for better efficacy and safety by using activation of innate immunity to target EGFR-expressing solid tumors rather than inhibition of EGFR-mediated signal transduction. We have successfully completed a toxicology study of AFM24 in cynomolgus monkeys at a range of dose levels up to 75mg/kg over 4 weeks with no observed toxicities even at high dose levels, demonstrating AFM24’s potential to have lower toxicities in humans compared to other EGFR-targeted therapeutics. In contrast, Cetuximab, an approved anti-EGFR antibody, revealed significant toxicity in the same dose- range as that tested in the AFM24 toxicology study. On October 15, 2019, we announced the submission of an IND application to the FDA to initiate a first-in-human phase 1/2a study of AFM24 in patients with advanced cancers known to express EGFR. The initial goal of the study is to determine the maximum tolerated dose and recommended phase 2 dose of AFM24, as well as to evaluate the safety, pharmacokinetics, pharmacodynamics and preliminary efficacy. The second part of the study is designed to evaluate the preliminary efficacy of AFM24 in patients with select solid tumor subtypes. On November 7, 2019, the IND application for AFM24 cleared the required 30-day review by the FDA and is in effect. AFM24 has also received regulatory approval to commence a trial in the UK and in Spain. On April 16, 2020, we announced the successful dosing of the first patient in the phase 1/2a study of AFM24.

We have also developed AFM26, a tetravalent, bispecific B cell maturation antigen (BCMA)- and CD16A-binding innate cell engager from our fit-for-purpose ROCK® platform, as a novel approach to treat multiple myeloma. AFM26 employs a unique mechanism of action through high affinity engagement of NK cells that has demonstrated in vitro efficacy against cells with very low levels of BCMA expression. NK cell binding of AFM26 is largely unaffected by IgG competition. In addition, AFM26 offers the opportunity for a combination with adoptive NK cell transfer, as it appears to have a favorable safety profile with lower cytokine release as compared to BiTE. In the third quarter of 2018, we successfully partnered AFM26 with an undisclosed partner, and no longer control its development.

AFM11 is a T cell engager that we designed for the treatment of certain CD19+ B cell malignancies, including non-Hodgkin Lymphoma, or NHL and Acute Lymphocytic Leukemia, or ALL. We conducted two phase 1 clinical studies of AFM11, one in patients with relapsed/refractory NHL and one in patients with relapsed/refractory ALL. However, on October 8, 2018, we suspended enrollment in studies ofAFM11 after the occurrence of life-threatening or fatal SAEs in three patients, which included two life threatening events in the NHL study and one death in the ALL study. Subsequently, we received notification from the FDA that the regulatory agency formally placed the AFM11 IND application on full clinical hold. In line with the strategic focus on our innate immunity portfolio, we made the decision to terminate the phase 1 clinical programs of AFM11. The Company took into consideration the competitive landscape of B-cell directed therapies currently in development and associated resources needed for further development of AFM11. In 2019, we informed the FDA of our intention to terminate the AFM11 clinical program in its entirety.

Amphivena’s product candidate, AMV564, is a CD33/CD3-specific T cell engager derived from our ROCK® platform. Amphivena is clinically developing AMV564 for the treatment of acute myeloid leukemia (AML), for which Amphivena has obtained Orphan Drug Designation, and other hematologic malignancies. In preclinical studies, AMV564 has demonstrated potent and selective cytotoxic activity in AML patient samples, as well as robust tumor growth inhibition and a complete elimination of leukemic blasts in xenograft models. In July 2016, the IND application for AMV564 was accepted.  Amphivena is conducting a phase 1 clinical study of AMV564 in relapsed or refractory AML. In June 2018, Amphivena reported initial data from this study. The data showed that AMV564 engages and activates T cells resulting in leukemic cytoreduction. Amphivena has also initiated a Phase 1 dose escalation study of AMV564 in myelodysplastic syndrome (MDS).

In addition, we have selected two early stage innate cell engager candidates, AFM28 and AFM32, from our ROCK® platform for various undisclosed targets. The selection of the new development candidates followed our evaluation of oncology indications with a high level of innate immune cell activity, and where there was past clinical experience with therapeutic antibodies and antibody drug conjugates. We plan to advance one of these early stage candidates into preclinical studies in 2020.

COVID-19

In response to the recent COVID-19 pandemic, we have implemented mitigation procedures to ensure the safety of trial participants and healthcare professionals and that drug supply and other trial-related materials are ready and available for the patients enrolled in our clinical trials. We are closely monitoring and adhering to relevant federal and local guidelines on COVID-19 to ensure the safety and health of our global workforce and help limit the spread of COVID-19, while maintaining business continuity. We mandated a work-from-home policy for all employees not involved in preclinical research, and adjusted operations for laboratory personnel at Affimed’s headquarters in Heidelberg, Germany. In addition, we eliminated nonessential travel to minimize exposure to COVID-19. We will continue to work closely with clinical sites as well as respective competent authorities to ensure the safety of trial participants and healthcare professionals, as well as the appropriate use of healthcare resources during the COVID-19 pandemic, while preserving the conduct and data integrity of our clinical studies.

At this time, our contract manufacturers are operating without interruption, and there is sufficient material for the AFM13 Phase 2 registration-directed study in pTCL, the investigator sponsored trial of cord blood-derived allogeneic natural killer (NK) cells in combination with AFM13, and the AFM24 Phase 1/2a clinical study. Additionally, we currently do not foresee any interruption in our ability to continue to manufacture additional products to be used beyond the current ongoing clinical studies. Our assessment of the potential impact of the COVID-19 pandemic on patient enrollment and site activation in our clinical studies is ongoing and we will update trial timelines once we have more visibility on the length and extent of the COVID-19 crisis.

Immune System and Cancer Background

Immune System

The human immune system is characterized by an early, nonspecific initial response called innate immunity, and a highly specific response adapted to pathogenic or tumorigenic antigenes called adaptive immunity. Although the human immune system is normally capable of recognizing foreign or aberrant cells, cancer cells have developed highly effective ways to escape the surveillance and defense mechanisms of the immune system. As a result, immune cells such as NK cells and macrophages (parts of the innate immune system) and

T cells (a part of the adaptive immune system) cannot recognize tumor cells as foreign or aberrant and therefore cannot fight them.

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

•

Macrophages: Macrophages are mature monocytes that are present in all tissues and patrol the body in order to engulf and digest microorganisms, dead cells or cellular debris in a process called phagocytosis. In this role they are an important first line of defense of innate immunity and very important for inducing inflammation, secreting signaling molecules and presenting antigens to adaptive immune cells, all being important for the induction of immune responses.

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

According to the American Cancer Society, cancer is the second most common cause of death in the United States. In the United States, more than 1.8 million new cases of cancer are expected to be diagnosed in 2020, and more than 606,000 deaths from cancer are expected to occur. The 5-year relative survival rate for all cancers diagnosed during 2009-2015 was 69%. According to a United States National Institute of Health National Cancer Institute estimate, national expenditures for cancer care in the United States in 2017 were approximately $147 billion.

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

An early approach to pharmacological cancer treatment was to develop drugs, referred to as chemotherapies or cytotoxic drugs, which kill rapidly proliferating cancer cells through mechanisms, such as stopping cell division, disrupting cell metabolism or causing damage to cellular components required for tumor survival and rapid growth. While these drugs have been effective in the treatment of some cancers, cytotoxic drug therapies act in an indiscriminate manner, killing healthy cells along with cancerous cells. Due to their mechanism of action, many cytotoxic drugs have a narrow therapeutic window, i.e., dose range above which the toxicity causes unacceptable or even fatal levels of damage and below which the drugs are not effective in eradicating cancer cells.

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

Our Technologies

We have developed our proprietary fit-for-purpose ROCK® antibody platform to enable the generation of first-in-class multivalent, multi-specific immune cell engagers. Our antibodies have been shown to retarget innate and adaptive immune cells. ROCK® enables us to tailor tetravalent, bispecific immune cell engagers with high affinity and avidity, as well as variable pharmacokinetic (PK) profiles for different indications and settings. Leveraging this platform, we are able to generate molecules against validated oncology targets to address the limitations of existing standard treatments.

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

Leveraging our fit-for-purpose ROCK® platform, we develop proprietary, next-generation bispecific antibodies, so-called innate cell engagers, which are designed to direct and establish a bridge between innate immune cells and cancer cells. Our innate cell engagers have the ability to create an immunological synapse between innate immune cells and cancer cells and trigger an activation cascade that leads to the destruction of cancer cells. Due to their novel tetravalent architecture (which provides for four binding domains), our innate cell engagers bind to their targets with high affinity and have half-lives that support intravenous administration and dosing schedules similar to monoclonal antibodies (mAbs) to achieve potent antitumor efficacy. We are developing a variety of tetravalent, bispecific antibody formats with the potential to tailor immune-engaging therapies to different indications and settings.

Innate Cell Engagers

Our fit-for-purpose ROCK® platform enables the design and development of various antibody formats. Our lead product candidate, AFM13, is an innate cell engager binding to CD16A on NK cells and macrophages and CD30, a receptor found on the tumor cells of patients with HL and other CD30+ malignancies.

Specifically, our innate cell engagers are designed to have the following properties:

•	bispecific or trispecific targeting;
•	binding with high specificity, or selectivity;
•	binding with high affinity/avidity, or strength;
•	molecular weight allowing for intravenous bolus administration; and
•	stable structure conducive to efficient and cost-effective manufacturing.

Innate cell engagers bind to innate immune cells and enable both the recognition of tumor cells and their redirection to these tumor cells by forming an immunological synapse. These cells then release perforins, creating pores in the tumor cell membrane through which granzymes enter the cell, triggering apoptosis and resulting in tumor cell death.

Schematic representation of the mode of action of a tetravalent bispecific innate cell engager

Innate immune cells, such as NK cells and macrophages, distinguish between healthy cells and foreign or aberrant cells through a process that is governed by a complex interaction of activating and inhibitory receptors that regulate their activity. While innate immune cells can bind to the Fc regions of native full-length antibodies through Fcγ receptors to induce a cytotoxic effect, our Innate Cell Engagers are designed to enhance the activity of innate immune cells in killing targeted tumor cells because they bind the FcγRIIIA (CD16A) receptor on innate immune cells with high specificity and approximately 1,000-fold higher affinity than IgG-based antibodies, and greater than 25-fold higher affinity than typical Fc-optimized IgG antibodies.

CD16A is an integral membrane glycoprotein found on the surface of innate immune cells, namely NK cells and marcophages, but not neutrophils. Classical mAbs bind not only to CD16A, but, to our knowledge, also to the highly homologous CD16B, an isoform differing from CD16A by only a few amino acids. CD16B is expressed on neutrophils, which are the most numerous white blood cells (leukocytes), and blood plasma contains high levels of soluble CD16B cleaved from the daily turnover of apoptotic neutrophils. Thus CD16B, being readily available to bind to any Fc-based antibody formats, facilitates target-mediated drug disposition for such antibodies. To engage and activate innate immune cells, we have generated a highly effective and specific human antibody that specifically targets the CD16A receptor and does not cross-react with CD16B. This antibody also binds to both CD16A allotypes (amino acid 158 with either valine or phenyalanine) with equal affinity, a polymorphism that has been shown to reduce efficacy of marketed classical antibodies such as trastuzumab or elotuzumab (see figure below).

Binding of Innate Cell Engager to CD16A (high-and low affinity genetic variants (allotypes) 158V and 158F, respectively) and to CD16B (SH, NA1 and NA2 allotypes), the latter showing no response (i.e. no binding)

Our lead innate cell engager AFM13, binds to CD16A on innate immune cells and to CD30, a receptor found on malignant cells that have been implicated in lymphoma, including HL and T cell lymphoma.

HL and CD30-positive Malignancies

HL is a type of lymphoma, which is a cancer originating from white blood cells called lymphocytes. CD30 is a cell membrane protein and tumor marker of different hematological malignancies, including PTCL, CTCL, HL and DLBCL. There are approximately 9,000 new cases of HL in the United States every year and about 23,000 new cases in North America, the European Union and Japan.

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

Beyond HL, other CD30+ hematological malignancies include T cell lymphoma, or TCL, and diffuse large B cell lymphoma, or DLBCL .

4% of all new cancer cases in the US are NHL (SEER Database). In 2016, approximately 72, 000 new cases of NHL were diagnosed in the US (SEER estimate). 5-10% of all Non-Hodgkin Lymphomas (NHL) are peripheral T-Cell Lymphomas (pTCL) and the majority are B-Cell Lymphomas, with approximately a third of NHL being DLBCL.  There are between 4000-8000 newly diagnosed cases of pTCL in the US every year, of which 50-60% are positive for CD30.  There are approximately 26,000 newly diagnosed DLBCL patients in the US every year, of which approximately a third are CD30+.    Together, TCL and DLBCL which together contribute approximately 6,000-8,000 relapsed/refractory CD30+ cancer cases per year in North America, the European Union and Japan.

EGFR-positive Malignancies

Current treatment options for solid tumors consist of a mix of surgery, chemotherapy, radiotherapy and targeted therapies. While chemotherapy or radiotherapy were historically standard treatment strategies, specific tumor characteristics currently guide decision-making for an optimal treatment regimen for individual patients. This has led to the implementation of innovative treatments as standard of care, in particular, monoclonal antibodies and tyrosine kinase inhibitors, in many solid tumors.

Epidermal growth factor receptor (EGFR), an important target that is exploited by these targeted therapies, is expressed in a wide range of solid tumors and is considered a validated target for their treatment. Erbitux® and Vectibix® are anti-EGFR monoclonal antibodies that are approved for the treatment of RAS-wild type metastatic colorectal cancer (CRC), which represents a subset of ~45-50% of all CRC patients. However, Erbitux® and Vectibix® are not effective in KRAS mutated CRC. The activating KRAS mutations put RAS in a constitutively activated status that bypasses the signal transduction inhibition produced by EGFR targeting antibodies. In addition, Erbitux® is also approved for the treatment of locally advanced and recurrent/metastatic head and neck cancer (HNSCC). The anti-EGFR mAb Necitumumab is approved for squamous cell carcinoma of the lung.

Beyond these approved indications, there are signals of clinical activity of anti-EGFR mAbs from early clinical studies in a wide range of different indications.

Immunotherapies play an increasing role in solid tumors. PD-1 checkpoint inhibitors have been approved for the treatment of many different types of cancer, including melanoma, lung cancer, renal cancer, bladder cancer and head and neck cancer. Many studies with cancer immunotherapies are ongoing. It is expected that immunotherapies will play an increasing role in the standard treatment of solid tumors. However, even with these advances, cure is still the exception for the majority of late stage tumors, in particular metastatic tumors, and the medical need for new and safe treatment approaches remains generally high for solid tumors.

There is a broad spectrum of development opportunities for our tetravalent bispecifc EGFR-targeting antibody.

•

RAS-mutant colorectal cancer: The main mode-of-action of monoclonal antibodies (mAbs) Erbitux® and Vectibix® is the inhibition of the downstream signaling cascade of EGFR. However, certain mutations within the RAS-oncogene result in a lack of activity of both mAbs In contrast, AFM24 introduces a novel MoA inducing direct innate immune cell mediated killing of EGFR-positive cells. It might therefore be able to overcome these limitations and be clinically active regardless of RAS mutation status.

•

Combination therapy: It has been demonstrated that the PD1/PDL1 checkpoint pathway plays an important role in different solid tumor types. This supports the rationale for investigating the combination of AFM24 with a checkpoint inhibitor in several EGFR-positive tumors in which the checkpoint inhibitors are approved, e.g., NSCLC and HNSCC.

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

•

Development on EGFR-positive solid tumors in which no other EGFR mAbs are approved: Clinical signals of anti-tumor activity have been observed in a broad range of indications aside from the approved ones, including triple negative breast cancer and esophageal cancer. These indications might be further pursued with AFM24.

Our Product Candidates

Our development pipeline currently comprises three distinct product candidates for which we retain full commercial rights. Initially, we will pursue indications in which the medical need is high and for which there is a significant population of patients needing treatment in the salvage setting, expecting to expedite the time to market. If and when we obtain approval for our product candidates as salvage therapies, we plan to explore whether they could also be used as first- or second-line treatments, most likely in combination with one or more treatments that comprise the existing standard of care. All of our product candidates have the potential to target several indications, which could represent significant additional commercial opportunities in the future.

AFM13

Overview

AFM13 is a first-in-class innate cell engager that is engineered to bind with high affinity to both CD30-expressing tumor cells and to CD16A surface proteins to activate NK cells and macrophages. AFM13 is intravenously administered and has several advantageous characteristics:

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

The clinical and preclinical data that we have generated to date suggest that AFM13 appears to be well-differentiated from Adcetris®, an approved targeted therapy for HL and TCL patients. Although AFM13 employs the same disease target as Adcetris®, namely CD30, the two compounds are fundamentally different in their mechanism of action. Adcetris® is a targeted chemotherapy, while AFM13 is a targeted immunotherapy. Adcetris® delivers a toxin (monomethyl auristatin E) to the cells that carry the CD30 receptor, and the cell is killed by the action of the toxin after its internalization and release from the antibody. In contrast, AFM13 does not need to enter the cell, but serves as a connector on the cell surface between the CD30 receptor and a CD16A-positive immune cell. Once the cells are in contact, the killing activity of the immune cell is triggered.

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

Clinical development of AFM13

A phase 2a clinical study of AFM13 in patients with HL started recruitment in the second quarter of 2015. After slower-than-expected patient recruitment due to delays in opening trial sites and the availability of anti-PD-1 antibodies for the treatment of relapsed/refractory HL patients, the overall study design was revised in order to enhance patient recruitment. The study now includes HL patients relapsed or refractory to treatment with both brentuximab vedotin (Adcetris®) and anti-PD-1 antibodies. Different dosing protocols of AFM13 are being explored to allow for improved exposure in more heavily pretreated patient populations. The study has completed recruitment under the new study design. AFM13 has been granted orphan drug status for the treatment of HL in the United States and the European Union, and for T-cell lymphoma in the United States.

In 2019, we completed a phase 1b clinical study investigating the combination of AFM13 with Merck’s anti-PD-1 antibody Keytruda® (pembrolizumab) in HL patients that have relapsed after or are refractory to chemotherapy and Adcetris®. The study is designed to establish a dosing regimen for the combination therapy and to assess its safety and efficacy. In this study, the combination was well-tolerated with most of the adverse events observed mild to moderate in nature and manageable with standard of care. Best response assessment data from 24 patients treated at the highest AFM13 dose level (7 mg/kg) as reported by central read, showed an objective response rate (ORR) of 88% (21 of 24 patients), including complete metabolic responses (CmR) in 46% (11 of 24 patients) and partial metabolic responses (PmRs) in 42% (10 of 24 patients). One patient experienced stable disease (SD).

We are also supporting a phase 1b/2a IST of AFM13 in patients with relapsed or refractory CD30-positive lymphoma led by investigators at Columbia University in New York. In addition to determining clinical efficacy, this is also a translational study in patients with cutaneous manifestations and is designed to allow for serial biopsies, thereby enabling assessment of NK cell biology and tumor cell killing within the tumor microenvironment. Enrollment for the study is completed. An interim analysis of this study was recently presented. In 10 patients (dosed at 1.5-7.0 mg/kg) AFM13 was well-tolerated and showed therapeutic activity as a single agent, with an ORR of 50% (5 of 10 patients). In detail, one complete response (CR), four partial responses (PRs) and two stable diseases (SDs) were observed. An analysis of biomarker correlatives showed a decrease in circulating NK cells (CD56+ CD3- , CD56+ CD16+, NKp46+) during therapy, with post-therapy recovery. In addition, increased CD69 expression on circulating NK cells from responders vs. non-responders was demonstrated. Tumor biopsies showed increased infiltration of CD56+ NK cells pre-therapy in responders compared to nonresponders, while circulating CD4+ CD25+ T cells (Tregs) decreased in responders compared to nonresponders.

In December 2016, we entered into a clinical development and commercialization collaboration with MD Anderson to evaluate AFM13 in combination with MD Anderson’s cord-blood derived NK cell product. In December, 2018, we presented data at the American Society of Hematology Annual Meeting, outlining the successful approach of a novel premixed product comprising expanded cord-blood derived NK cells loaded with AFM13 to redirect their specificity against CD30-positive malignancies. MD Anderson is responsible for conducting preclinical research activities aimed at investigating its NK cells derived from umbilical cord blood in combination with AFM13, which are intended to be followed by a clinical phase 1 study. The FDA has cleared an investigational new drug application (IND) for the phase 1 study, in which MD Anderson plans to investigate the combination of AFM13 with allogeneic NK cells. MDACC intends to administer a stable complex of AFM13 pre-mixed with cord blood-derived allogeneic NK cells in different doses (numbers of pre-loaded NK cells) to patients with relapsed/refractory CD30-positive lymphoid malignancies. We fund research and development expenses for this collaboration and hold an option to exclusive worldwide rights to further develop and commercialize any product developed under the collaboration.

Together with the German Cancer Research Center (DKFZ), we published data presenting evidence of AFM13 modulating NK cells by sensitizing them to IL-2 and/or IL-15 stimulation. In this study, after exposure to AFM13, the NK cells showed improved IL-2- and IL-15-mediated proliferation and cytotoxicity. These data support the rationale for further investigation of combining our NK cell engagers with IL-2- or IL-15 to potentially achieve deeper clinical responses.

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

AFM13‑101 Data for Patients Refractory to Adcetris® as Immediate Prior Therapy

	AFM13 DOSE	# PRIOR	MOST RECENT	TIME LAST ADCETRIS®-	AFM BEST
PATIENT	(mg/kg)	TREATMENTS	TREATMENT	FIRST AFM13	RESPONSE
001-01	0.01 weekly	6	Adcetris®, 5 cycles	1 month	SD
001-02	0.01 weekly	7	Adcetris®, 8 cycles	1 month	SD
001-07	0.15 weekly	11	Adcetris®, 7 cycles	3 months	SD
001-11	0.5 weekly	7	Adcetris®, 5 cycles	3 months	SD
001-12	0.5 weekly	7	Adcetris®, 9 cycles	1 month	SD
003-01	0.5 weekly	9	Adcetris®, 4 cycles	1.5 months	SD
001-21	4.5 twice	8	Adcetris®, 8 cycles	2.5 months	PD

Certain biomarkers indicated dose-dependent effects suggesting most active doses at or above 1.5 mg/kg. PK data were assessed in patients of all dosing cohorts. A dose proportional increase of systemic exposure (AUC0- (or Area Under the Curve from zero to infinity in a plot of the concentration of the drug in blood plasma against time, which represents the total drug exposure over time) and Cmax (or the maximum (or peak) concentration of the drug measured in plasma after the drug has been administered)) was observed. AFM13 was detectable in peripheral blood up to 168 hours post infusion in the highest dosing cohort. The mean half-life (t1/2) for dose cohorts 1.5 mg/kg and above was 9-19 hours. AFM13 treatment resulted in an increase of activated NK cells, which are characterized by CD69 expression at their surface. There was a trend showing that higher doses result in a more pronounced increase of CD69+ NK cells. Moreover, CD69 levels rose after AFM13 administration and fell to about baseline prior to the next dose (see figure below), indicating a pattern that reflected the PK of AFM13. All 28 patients in the study had measurable levels of soluble CD30 (sCD30), at the start of AFM13 treatment. sCD30 is shed by the tumor and measurable in peripheral blood. In 24 patients the level was decreased at the end of treatment. Patients treated in dosing cohorts 1.5 mg/kg and higher all had a marked decrease of sCD30.

AFM13‑101: Relative number of activated (CD69+) NK cells in patients receiving 7 mg/kg AFM13 (mean, n=3)

Based on the phase 1 data we concluded, together with experts and authorities, that AFM13 has a favorable safety profile. In addition, AFM13 showed activity in terms of tumor response and pharmacodynamics (PD), even in Adcetris® refractory patients. However, PK and PD indicate that the dose regimen has to be optimized and that the measured clinical effect is likely to underestimate the potency of AFM13 in HL. Consequently, in the phase 2a proof of concept study, the dose has to be 1.5 mg/kg; AFM13 has to be administered more frequently, at least for a certain time; the treatment duration has to be longer than four weeks; and a second cycle has to be mandatory in patients that showed benefit from AFM13 treatment in the first cycle, i.e., complete response, partial response or SD.

Relapsed/refractory Hodgkin Lymphoma after failure of standard treatments and subsequent clinical development for AFM13

The proof of concept was demonstrated in the phase 2a study of AFM13 as a monotherapy in relapsed/refractory HL or relapsed/refractory CD30-positive lymphoma, and we are in the process of initiating a phase 2b study. The nature and design of this study, which will be submitted to the authorities, has been determined based on end-of-phase-2 meetings with the FDA.

We believe that the phase 2b study could support an application for registration in relapsed/refractory HL or CD30-positive lymphoma. This belief is based on the fact that AFM13 is being developed in salvage settings with high medical need and currently very limited treatment options.

In November 2019, the first patient was dosed in a Phase 2 registration-directed study of AFM13 as monotherapy in relapsed or refractory patients with CD30-positive peripheral T cell lymphoma (pTCL). The results of the study, if positive, could form the basis for a Biologics License Application submission and support an accelerated approval given the unmet medical need for safe and effective new treatments in this hard-to-treat patient population. The study will also enroll a cohort of patients with transformed mycosis fungoides, an aggressive subtype of cutaneous T cell lymphoma.

AFM24

We are developing AFM24, a tetravalent, bispecific epidermal growth factor receptor (EGFR) and CD16A-binding innate cell engager, in patients with advanced cancers known to express epidermal growth factor receptor. AFM24 is engineered to broadly treat EGFR-expressing solid tumors through innate immune cell activation, potentially avoiding safety and mutational status limitations, as well as resistance mechanisms associated with other therapies. AFM24 is unique because it activates innate immunity to kill solid tumors, inducing both antibody-dependent cellular cytotoxicity (ADCC) and antibody-dependent cellular phagocytosis (ADCP), as compared to other therapies that rely heavily on signal or checkpoint inhibition. We have successfully completed a toxicology study in cynomolgus monkeys at a range of dose levels up to 75mg/kg over 4 weeks with no observed toxicities even at high dose levels. In contrast, Cetuximab an approved anti-EGFR antibody revealed significant toxicity in the same dose-range. In November 2019, our IND application for AFM24 cleared the required 30-day review by the FDA and is in effect for a phase 1/2a clinical trial of AFM24 in patients with advanced cancers known to express  EGFR. We also received regulatory approval to commence a clinical trial of AFM24 from the UK and Spain. The initial goal of the study is to determine the maximum tolerated dose and recommended phase 2 dose of AFM24, as well as to evaluate the safety, pharmacokinetics, pharmacodynamics and preliminary efficacy in patients with advanced cancers known to express EGFR. The dose expansion phase of the study is intended to collect preliminary evidence of efficacy and to further confirm the safety of AFM24 as a monotherapy in patients with select solid tumor subtypes.

AFM26

We have also developed AFM26, an innate cell-engaging bispecific antibody targeting B cell maturation antigen (BCMA) to address the medical need for a novel approach to treat multiple myeloma. AFM26 employs a unique mechanism of action through high affinity engagement of NK cells which demonstrates in vitro efficacy against cells expressing even very low levels of BCMA. NK cell binding of AFM26 is largely unaffected by IgG competition. In addition, AFM26 offers the opportunity for a combination with adoptive NK cell transfer, as it appears to have a favorable safety profile with lower cytokine release as compared to BiTE. In the third quarter of 2018, we successfully partnered AFM26 and no longer control its development.

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

Collaborations

We have entered into strategic collaborations for some of our development programs. As part of our business development strategy, we aim to increase the number of our research collaborations in order to derive further value from our platforms and additionally exploit their potential. Key terms of our current material collaborations are summarized below.

Genentech

Overview

On August 24, 2018 we entered into a research collaboration and license agreement with Genentech, a member of the Roche Group, for the development and commercialization of certain product candidates that contain novel NK cell engager-based immunotherapeutics to treat multiple cancers. Under the terms of the agreement, in the fourth quarter of 2018, we received $96 million.

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

In addition to the $96 million in payments received in 2018, we are eligible to receive up to approximately $5.0 billion in total milestone payments upon successful development and commercialization of all product candidates developed pursuant to the Agreement. Of the $5.0 billion in milestone payments, approximately $250 million relate to development activities, $1.1 billion relate to receipt of regulatory approvals, and $3.6 billion relate to achievement of specified thresholds of worldwide net sales. In addition, we are eligible to receive tiered royalties from Genentech on net sales of licensed product candidates on a product-by-product and country-by-country basis until the later of the date when there are no valid patent claims under our licensed patents covering such licensed product in the applicable country and the tenth anniversary of the date of first commercial sale of such licensed product in such country. In March 2019, we were informed that an initial pre-clinical milestone was approved by Genentech. In November 7, 2019, we also announced that Genentech exercised its final option for an exclusive target under the companies’ collaboration agreement to develop and commercialize novel NK cell engager-based immunotherapeutics generated by our ROCK® platform to treat multiple cancers. The target selection triggered a milestone payment, in an undisclosed amount, to us from Genentech.

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

Amphivena

Overview

In 2013, we entered into a license and development agreement, which amended and restated a 2012 license agreement, with Amphivena Therapeutics, Inc., or Amphivena, based in South San Francisco, CA, to develop a CD33xCD3 immune cell engager antibody to be used in patients suffering from AML in exchange for an interest in Amphivena and certain milestone payments. Amphivena received funding from MPM Capital, Calibrium (formerly Aeris Capital) and us. Amphivena had entered into an agreement with Janssen that gave Janssen the option to acquire Amphivena upon predetermined terms following acceptance by the FDA of an

IND filing for the product candidate, but Janssen declined to exercise this option in July 2016 and Amphivena retains full rights to the product candidate. We successfully reached our first three milestones, up to the generation and acceptance of a CD33xCD3 development candidate immune cell engager meeting certain target features. The third milestone was reached in the first quarter of 2015. Following the achievement of the third milestone of the Amphivena collaboration we were eligible to receive a milestone payment of €7.5 million payable in three installments. The first installment of €1.3 million was paid in the first quarter of 2015, and the second installment of €4.2 million was paid in October 2015. An additional amount of €0.5 million was received in October 2016, which comprised €1.5 million as partial payment for the third installment, net of €1.0 million of additional financing we provided to Amphivena to support the future clinical development of its product candidate, AMV564. Following the expiration of the license and development agreement with Amphivena when the IND became effective, we continued to provide services on a smaller scale to complete the deliverables required under the agreement, and have been financially supporting the future clinical development of AMV564.

In exchange for the technology license to Amphivena, we received shares of stock of Amphivena, and, in connection with an equity financing involving us and other third-party investors, we made cash investments in Amphivena in exchange for additional shares of stock and entered into certain related agreements governing our rights as a shareholder of Amphivena. As of December 31, 2019, those cash investments totaled $4.0 million (€3.5 million), and we owned approximately 4% of the outstanding equity of Amphivena on a fully diluted basis.

Amphivena has separately entered into a warrant agreement with Janssen Biotech Inc. that gave Janssen the option to acquire Amphivena following IND acceptance by the FDA of such product candidate, upon predetermined terms, in exchange for payments under the warrant. Upon effectiveness of such IND application in July 2016, Janssen decided to not exercise its option. We have received payments for research and development services provided by us under the license and development agreement entered into with Amphivena prior to its expiration. Through December 31, 2019, €14.5 million (net of our share in funding Amphivena) was paid to us under the license and development agreement. We do not expect to provide any additional significant services or generate significant additional revenues under the license and development agreement.

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

The Leukemia & Lymphoma Society

Overview. In 2013, we entered into a research funding agreement with The Leukemia & Lymphoma Society, or LLS, for the clinical development of AFM13. Pursuant to the research funding agreement, LLS agreed to co-fund the clinical phase 2a development of AFM13 and to contribute up to approximately $4.4 million over two years to support the project. We have agreed to match LLS’s contributions toward the project budget. Our receipt of the $4.4 million total that LLS has agreed to contribute is conditioned on the achievement of certain milestones in connection with the development of AFM13. The majority of the milestones have been met and we have already received $4.2 million in funds from LLS. We must use the funding provided by LLS exclusively with the development program, and return any excess funding to LLS. We are solely responsible for and have control over all development work and are obligated to use commercially reasonable efforts, as defined in the research funding agreement, in our conduct of the development program to achieve the specified milestones. We also have retained exclusive commercialization and distribution rights to AFM13. The research funding agreement was amended in April 2014 to amend the projected milestone event dates and modify certain aspects of the agreement regarding the phase 2a study design. The research funding agreement was further amended in June 2016 to reflect a shift in development focus of AFM13. Recent changes within the rapidly evolving cancer immunotherapy treatment landscape have resulted in a shift to development of combination therapeutic approaches. Having successfully established a collaboration with Merck in January 2016 to test AFM13 in combination with Keytruda® in relapsed/refractory Hodgkin lymphoma patients, we have prioritized the development of AFM13 as a combination therapy. Consequently, we have agreed with LLS to amend the research funding agreement so that the milestones now relate primarily to the development of AFM13 as a combination therapy.

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

AFM13

We own and/or control our AFM13 (CD30 NK cell TandAb) patent portfolio, which includes three patent families. Our first patent family is issued and relates to the engineered antibody format, which is called TandAb, and the methods of making or using such bispecific, tetravalent domain antibodies. This patent family expired in 2019.

The patents were granted in several major markets, including Australia, Canada, Europe (Austria, Belgium, Denmark, France, Germany, Great Britain, Italy, the Netherlands, Spain, Sweden and Switzerland/Liechtenstein), Japan and the United States. The second patent family on AFM13 is granted for the use of the specific target combination for the treatment of cancer using a bispecific molecule. This patent family is granted in Europe (Austria, Belgium, France, Germany, Great Britain, Ireland, Italy, the Netherlands, Spain and Switzerland/Liechtenstein) and will expire in 2020. Our third patent family relates to the mode of action of AFM13, the recruitment of immune effector cells via a specific receptor. We filed a related PCT application and respective national phases are pending in Brazil, Canada and the United States. Any patents resulting from these patent applications, if issued, also will expire in 2026. Patents have been granted in Australia, China, India, Japan, Russia, Europe (France, Great Britain, Germany, Switzerland and Liechtenstein, Belgium, the Netherlands, Italy, Spain, Austria, Denmark and Sweden) and certain claims have been allowed in the United States (expiry of the US patent in 2029). The latest patent application on AFM13 relates to its combination with PD-1 antibodies, and was filed in 2016. We filed a related PCT application which entered the national phases in Australia, Brazil, Canada, China, Europe, India, Japan, Russia and the United States. Patents have been granted in Europe (Austria, Belgium, Switzerland/Lichtenstein, Czech Republic, Germany, Denmark, Spain, Finland, France, Great Britain, Greece, Hungarya, Ireland, Italy, Luxembourg, Monaco, Malta, Netherlands, Norway, Poland, Portugal, Sweden, San Marino und Turkey) and Japan.

AFM11

We own and/or control our AFM11 patent portfolio. This portfolio includes one patent family granted in Australia, Canada, Europe, Japan and the United States and one patent family pending in Australia, Brazil, Canada, China, Europe, Japan, Mexico, Russia and the United States. As in the case of AFM13, our issued patents relate to the engineered antibody format, which is called TandAb, and on which the AFM11 compound is based upon. These patents expired in 2019. The patent application family in our AFM11 patent portfolio claims a new TandAb structure which was specifically used in AFM11 to increase its potency. This patent family was granted in Australia, China, Japan, Mexico, Russia and certain countries in Europe, and is pending in other countries. The issued patents in this family will expire either in 2030 or 2031.

AFM24

We own and/or control the patents which cover our EGFR/CD16A compound. These include one granted patent family which is, comparable to AFM11 and AFM13, the patents on the TandAb format issued in Australia, Austria, Belgium, Canada, Denmark, France, Germany, Great Britain, Italy, Japan, the Netherlands, Spain, Sweden, Switzerland/Liechtenstein and the United States. As for AFM13, another patent family relates to the recruiting of immune effector cells via a specific receptor, and will expire in 2026/United states in 2029. Patents have been granted in Australia, China, India, Russia, Europe (France, Great Britain, Germany, Switzerland and Liechtenstein, Belgium, the Netherlands, Italy, Spain, Austria, Denmark and Sweden) and certain claims have been allowed in the United States. In 2019 a patent application was filed which relates to the specific AFM24 compound. The application is presently in the PCT phase. Any patents resulting from these patent applications, if issued, will expire in 2039.

AFM26

We have out-licensed the patents which cover our BCMA/CD16A compound.  These include a patent family directed to BCMA/CD16A TandAb constructs pending in Australia, Canada, China, Europe, Japan and the United States. In 2019 a patent application was filed which relates to specific multivalent antibody constructs and the specific AFM26 compound. The application is presently in the PCT phase. Any patents resulting from these patent applications, if issued, will expire in 2039.

ROCK® platform

We own and/or control our immune cell engager platform patent portfolio. This includes a patent family that covers multivalent antibody constructs comprised of four variable domains which are fused by linkers in different length. The claims with regard to use of such immune cell engager antibodies cover general diagnostic and therapeutic use, in particular for viral, bacterial or tumoral diseases. These patents expired in 2019 and were granted in Australia, Canada, certain countries in Europe, Japan and the United States. Another pending patent application covers immune cell engagers that have a different immune cell engager structure which shows increased potency. The application is currently pending in Australia, Brazil, Canada, China, Europe, Japan, Mexico, Russia and the United States and if issued the patent will expire in 2030. Closely related to the immune cell engager platform is the Flexibody format, which is covered by a patent family fully owned by us, granted in Europe and Japan. A U.S. application in this family is still pending. These patents and applications (if issued) will expire in 2021. The latest patent application relating to specific Fc-comprising ROCK® antibody constructs, which also claims the specific AFM26 compound was filed in 2019. The application is presently in the PCT phase. Any patents resulting from these patent applications, if issued, will expire in 2039.

Trispecific Antibodies

Another platform development effort resulted in the successful generation of a trispecific antibody format, for which we submitted patent applications in Australia, Brazil, Canada, China, Europe, India, Japan, Mexico, Russia, South Africa, South Korea and the U.S. in 2015. Patents based on this application have been granted in Europe, Japan and South Africa. Another International PCT-application was filed in 2016 for further trispecific antibody formats. These patent applications were submitted to cover several, dimeric and trispecific antibody formats which are based on variable domains characterized by a common specific dimerization pattern. The application is currently pending in Australia, Brazil, Canada, China, Europe, Hong Kong, India, Israel, Japan, Mexico, Russia, Singapore, South Africa, South Korea and the United States and if issued the patent will expire in 2026.

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

Manufacturing

We express our tetravalent bispecific Innate Cell Engager product candidates in mammalian cells and develop our production processes on a laboratory scale. The research grade material made in our laboratories is suitable for conducting compound profiling activities. In the course of preclinical development, we transfer the process to external manufacturers (Contract Manufacturing Organizations, or CMOs) which we select according to a standardized operating procedure. Before and during the cooperation with a CMO we conduct audits to assess quality and compliance with the mutually agreed process descriptions and current Good Manufacturing Practice (GMP) regulations. The CMOs themselves are controlled by their in-house quality assurance functions and inspected by regulatory by agencies, including EMEA and the FDA.

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

We rely on and will continue to rely on CMOs for both, drug substance and drug product. We seek to establish a good relationship in order to expeditiously solve problems should they arise. Our contract manufacturers have extensive capacities and a certain flexibility to adjust to demand. Likewise, our manufacturers purchase and stock materials required for production usually from multiple sources and should therefore be less vulnerable to potential shortages. Generally, we need to commit to certain manufacturing slots and capacities in advance, which typically involves the payment of reservation fees.

We have successfully scaled up the AFM13 process and manufacturing material to meet the clinical drug supply demands for our clinical studies. We are currently working with several external companies to establish a manufacturing process with a productivity adequate for the commercial phase.

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

There are many companies developing or marketing treatments for cancer disorders, including many major pharmaceutical and biotechnology companies. These treatments consist both of small molecule drug products, as well as biologic therapeutics that work, among others, either by using next-generation antibody technology platforms or by new immunological approaches to address specific cancer targets. These treatments are often combined with one another in an attempt to maximize the response rate. In addition, several companies are developing therapeutics that work by targeting multiple specificities using a single recombinant molecule, as we are.

Clinical phase 2 data with the anti-PD-1 CPIs nivolumab and pembrolizumab in HL have been published. These data indicate that treatment with anti-PD-1 antibodies results in high response rates in the salvage setting of HL. In 2016, the FDA granted accelerated approval, and the European Commission granted approval for nivolumab in classical HL patients who have relapsed or progressed after autologous hematopoietic stem cell transplantation and brentuximab vedotin (Adcetris®). In 2017, the FDA granted accelerated approval, and the European Commission granted approval for pembrolizumab in adult and pediatric patients with refractory cHL who have relapsed after 3 or more prior lines of therapy, and the European Commission granted approval for pembrolizumab in adult patients with relapsed or refractory cHL who have failed autologous stem cell transplant (ASCT) and brentuximab vedotin, or who are transplant-ineligible and have failed brentuximab vedotin. Phase 2 and phase 3 studies of brentuximab vedotin in combination with nivolumab are ongoing. If AFM13 were to be approved for HL, we could be in competition with these therapies, as well as any other therapies or combination regimens that comprise the standard of care that AFM13 could potentially displace. Several other agents have reached proof of concept clinical studies in HL, including Afinitor (Novartis AG), and lenalidomide (Celgene).

Bretuximab vedotin, or Adcetris®, an antibody-drug conjugate targeting CD30, was approved by the FDA in relapsed/refractory HL in 2011. In addition, Adcetris® was approved by the FDA in 2018 for the treatment of previously untreated Stage 3/4 cHL in combination with chemotherapy. In the European Union, Adcetris® is approved for similar indications. Adcetris® is also indicated for previously treated systemic anaplastic large cell lymphoma (ALCL), primary cutaneous ALCL, and CD30 positive mycosis fungoides, as well as for previously untreated systemic ALCL or other CD30 positive peripheral T-cell lymphomas in combination with chemotherapy in the US and for previously untreated systemic ALCL in Europe. Adcetris® is currently being investigated in various combinations in HL, including checkpoint inhibitors.

We expect that our ROCK® platform as well as our novel antibody formats derived from this platform will serve as the basis for future product candidates and collaborations with pharmaceutical companies. Other companies also have developed platform technologies that compete with our platforms. For example, Dragonfly Therapeutics is developing TriNKET, which specifically activates cells of the innate and adaptive immune system and has recently started clinical development of one of these TriNKET assets. GT Biopharma is developing its TriKEs and TetraKEs platform designed to target natural killer cells and tumor cells forming an immune synapse between the NK cell and the tumor cell thereby inducing NK cell activation at that site, and recently started its clinical development.  Compass Therapeutics is also developing bispecific antibodies that engage the innate immune system, but these have not yet reached the clinic.

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

The process required by the FDA before a new biologic may be marketed in the United States is long and expensive and due to the nature of biological products inherently uncertain. Biologics development in the United States typically involves preclinical laboratory and animal tests, the submission to the FDA of an IND application which must become effective before clinical testing may commence. Furthermore, adequate and well-controlled clinical studies are required in order to establish the safety and effectiveness of the biologic for each indication for which FDA approval is sought. Developing the data to satisfy FDA marketing authorization pre requirements typically takes many years and the actual time required may vary substantially based upon the type, complexity, and novelty of the product or disease.

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

Clinical studies involve the administration of the IND or biologic to healthy volunteers or patients with the condition under investigation, all under the supervision of a qualified investigator. Clinical studies must be conducted: (i) in compliance with federal regulations; (ii) in compliance with good clinical practice, or GCP, an international standard meant to protect the rights and health of patients and to define the roles of clinical study sponsors, investigators, and monitors; as well as (iii) under protocols detailing the objectives of the study, the parameters to be used in monitoring safety, and the effectiveness criteria to be evaluated. Each protocol involving testing on U.S. patients and subsequent protocol amendments must be submitted to the FDA as part of the IND.

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

Under the PHSA, the FDA may approve a BLA if it determines that the product is safe, effective, pure and potent and the facility where the product will be manufactured meets standards designed to ensure that it continues to be safe, pure, and potent. An approval letter authorizes commercial marketing of the biologic with specific prescribing information for specific indications. The extension of an approval for a biologic may be significantly more limited than initially requested in the application, which might restrict the commercial value of the product. The FDA may also require that certain contraindications, warnings, or precautions are included in the prescription leaflet. In addition, as a condition of BLA approval, the FDA may require a risk evaluation and mitigation strategy (REMS) in order to track and thereby ensure that the benefits of the biologic outweigh the potential risks for patients. REMS can include medication guides, communication plans for healthcare professionals, and elements to assure safe use (ETASU). ETASU can include, but are not limited to, special training or certification for prescribing or dispensing, dispensing only under certain circumstances, special monitoring, and the use of patient registries. The requirement for a REMS might materially affect the potential market and profitability of the biologic. Moreover, product approval may require, as a condition of approval, substantial post-approval commitments, including, e.g., the testing and surveillance of the biologic’s safety or efficacy. Once granted, product approvals may be withdrawn if compliance with regulatory standards is not maintained or safety concerns are identified following initial marketing.

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

We have received orphan drug designation for AFM13 for the treatment of HL in the United States and Europe and for and T-cell lymphoma in the United States

Other healthcare laws and compliance requirements

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

EU Approval Process

The EMA is a decentralized scientific agency of the European Union. It coordinates the evaluation and monitoring of centrally-authorized medicinal products. It is responsible for the scientific evaluation of applications for EU marketing authorizations, as well as the development of technical guidance and the provision of scientific advice to sponsors. The EMA decentralizes its scientific assessment of medicines by working through a network of about 4,500 experts throughout the European Union, nominated by the member states. The EMA draws on resources of over 40 National Competent Authorities (the NCAs) of EU member states. The Paul Ehrlich Institute, or PEI, is one of the NCAs for Germany, and regulates, among others, antibody products.

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

•

Formal feedback: We have had several scientific advice meetings with the PEI on AFM13 and AFM11. We also received written scientific advice from the PEI on special questions of the non-clinical development of AFM13 and AFM11. In the most recent scientific advice meeting with the FDA (October 2018) the planned phase 2 study for AFM13 was reviewed and guidance was received which has been incorporated in our clinical development plan. Following discussions with the FDA, we announced our registrational pathway and updated clinical development plans for AFM13. We are in the process of initiating a phase 2 study evaluating the efficacy and safety of AFM13 as monotherapy in patients with relapsed or refractory CD30 positive peripheral T cell lymphoma (PTCL) or transformed mycosis fungoides (TMF), a subset of cutaneous T cell lymphoma (CTCL), in the first half of 2019.

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

C.   Organizational structure

The registrant corporation Affimed N.V. has three direct or indirect wholly owned subsidiaries – Affimed GmbH, AbCheck s.r.o. and Affimed, Inc. that are each listed in Exhibit 8.1 filed hereto. We primarily operate our business out of our operating subsidiary, Affimed GmbH. AbCheck s.r.o.,  and Affimed, Inc. are direct subsidiaries of the operating subsidiary Affimed GmbH.

D.   Property, plant and equipment

Our headquarters are in Heidelberg, Germany, where we occupy office and laboratory space at the Technologiepark (Technology Park). Approximately 75% of this space is under a revolving 24-month lease period, with a 12-month termination period. The lease could expire in 2021 if notice to terminate is provided by either party by February 2020. No such notice has been received to date. The remaining 25% of this facility is under a fixed term lease period until February 2021. This facility serves as the corporate headquarters and central laboratory facility. We also lease office and laboratory space in the Czech Republic that is contracted until 2020 with a period of notice of three months. We believe that our existing facilities are adequate to meet current needs and that suitable additional alternative spaces will be available in the future on commercially reasonable terms.

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

A.   Operating Results Overview

We are a clinical-stage immuno-oncology company focused on discovering and developing highly targeted cancer immunotherapies. Our product candidates are being developed in the field of immuno-oncology, which represents an innovative approach to cancer treatment that seeks to harness the body’s own immune defenses to fight tumor cells. The most potent cells of the human defense arsenal are types of white blood cells called innate immune cells (Natural Killer cells, or NK cells and macrophages) and T cells. Leveraging our fit-for-purpose ROCK® platform, we develop proprietary, next-generation bispecific antibodies, so-called innate cell engagers, which are designed to direct and establish a bridge between innate immune cells and cancer cells. Our innate cell engagers have the ability to bring innate immune cells into proximity and trigger a signal cascade that leads to the destruction of cancer cells. Due to their novel tetravalent architecture (which provides for four binding domains), our innate cell engagers bind to their targets with high affinity and have half-lives that allow regular intravenous administration, with different dosing schemes being explored to allow for improved exposure in heavily pretreated patient populations. Antibodies developed from our ROCK® platform include molecules which we refer to as innate cell engagers. We believe, based on their mechanism of action and the preclinical and clinical data we have generated to date, that our product candidates, alone or in combination, may ultimately improve response rates, clinical outcomes and survival in cancer patients and could eventually become a cornerstone of modern targeted oncology care. Building on our leadership in the innate immune cell space, we are also developing novel tetravalent, bispecific antibody formats with the potential to tailor immune-engaging therapy to different indications and settings.

To date, we have financed our operations primarily through our public offerings of our common shares, private placements of equity securities, the incurrence of loans including convertible loans and through government grants and payments for collaborative research and development services. Through December 31, 2019, we have raised an aggregate of €258.4 million through the issuance of equity and incurrence of loans. To date, we have not generated any revenues from product sales or royalties. Based on our current plans, we do not expect to generate product or royalty revenues unless and until we or any collaboration partner obtain marketing approval for, and commercialize, any of our product candidates.

We have generated losses since we began our drug development operations in 2000. For the year ended December 31, 2019, we incurred a net loss of €32.4 million. As of December 31, 2019, we had an accumulated deficit of €234.5 million.

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

Genentech

On August 24, 2018 we entered into a research collaboration and license agreement with Genentech, a member of the Roche Group, for the development and commercialization of certain product candidates that contain novel NK cell engager-based immunotherapeutics to treat multiple cancers. Under the terms of the agreement, in the fourth quarter of 2018 we received $96 million in initial upfront payments and other funding and additional payments in 2019 for development milestones and a final target nomination.

We recognized revenues of €19.7 million in 2019.

Financial Operations Overview

Revenue

To date, our revenues have consisted principally of collaboration and service revenue.

Collaboration revenue. Collaboration revenue of €0.4 million for the year ended December 31, 2017 was from research and development services under the license and development agreement with Amphivena (€0.2 million) and from the LLS collaboration (€0.2 million). Collaboration revenue of €22.0 million for the year ended December 31, 2018 was from the Genentech collaboration (€21.8 million) and from the LLS collaboration (€0.2 million). Collaboration revenue of €19.7 million for the year ended December 31, 2019 was from the Genentech collaboration.

Service revenue. Service revenue is primarily revenue from service contracts entered into by AbCheck, our wholly owned, independently operated antibody screening platform. We recognized €1.6 million, €1.7 million and €1.7 million of service revenue in 2017, 2018 and 2019, respectively. Service revenue of AbCheck is dependent from third party contracts as well as from the utilization of the Unit by Affimed. The increase or decrease of the use of AbCheck’s service capabilities by Affimed has an impact on AbCheck’s ability to generate third party revenues.

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

Other Income

Other Income in 2017 primarily relates to earned income through several grants and/or contracts with the German government, the European Union and other educational institutions on behalf of the German government, primarily with respect to research and development activities related to the use of the immune cell engager technology in various indication areas. In 2018 and 2019, other Income primarily relates to foreign exchange gains.

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

Based on our current budget we expect that our total research and development expenses in 2020 will be in the range of €40 to €50 million. Our research and development expenses primarily relate to the following key programs:

•

AFM13. In November 2019, we initiated a registration directed phase 2 study of AFM13 as monotherapy in relapsed or refractory patients suffering from peripheral T cell lymphoma (pTCL). The study protocol has been agreed upon with the U.S. Food and Drug Administration (FDA). In addition, this study will, as a separate cohort, investigate the initial efficacy of AFM13 as monotherapy in patients suffering from transformed mycosis fungoides (T-MF). In September 2019, the FDA cleared an investigational new drug application (IND) for an investigator-sponsored Phase 1 study, in which the University of Texas MD Anderson Cancer Center (MDACC) plans to investigate the combination of AFM13 with allogeneic NK cells. MDACC intends to administer a stable complex of AFM13 pre-mixed with cord blood-derived allogeneic NK cells in different doses (numbers of pre-loaded NK cells) into patients with relapsed/refractory CD30-positive lymphoid malignancies. In 2017, an investigator-sponsored Phase 1b/2a study was initiated by Columbia University to investigate AFM13 as monotherapy in patients with relapsed or refractory CD30-positive lymphoma with cutaneous manifestation. In 2016, we initiated a phase 1b study investigating the combination of AFM13 with Merck’s anti-PD1 antibody Keytruda® (pembrolizumab) in patients with relapsed/refractory HL. In this study, enrollment is complete and final data were recently presented. Different dosing protocols are being explored in the investigator-initiated monotherapeutic phase 2a clinical trial of AFM13 in relapsed/refractory Hodgkin Lymphoma, or relapsed/refractory HL, to allow for improved exposure in more heavily pretreated patient populations. The study has now completed recruitment under the new study design. We anticipate that our research and development expenses in 2020 for AFM13 will increase compared to those for 2019 due to the initiation of new clinical studies, pre-clinical studies with collaboration partners and the preparation of the production of AFM13 for commercial purposes.

•

AFM11.  The phase 1 clinical trials of AFM11 were placed on clinical hold and recruitment stopped in October 2018. In May 2019, we received notification from the FDA that additional data would be needed to determine whether the AFM11 clinical hold may be lifted. In line with the strategic focus on our innate immunity portfolio, we have made the decision to terminate the Phase 1 clinical program of AFM11. This decision took into consideration the competitive landscape of B-cell directed therapies currently in development and associated resources needed for further development of AFM11. We subsequently informed the FDA of our intention to terminate the clinical program.

•

AFM24. AFM24, a tetravalent, bispecific epidermal growth factor receptor, and CD16A-binding innate cell engager, is in effect for a phase 1/2a clinical trial in patients with advanced cancers known to express EGFR. We anticipate that our research and development expenses in 2020 for AFM24 will increase compared to those for 2019 due to the beginning of the clinical trial of AFM24 in patients.

•

Other projects and infrastructure costs. Our other research and development expenses relate to our multiple myeloma program AFM26 (through the third quarter of 2018) and our Genentech collaboration and early stage development/discovery activities. We have allocated a material amount of our resources to such discovery activities. The expenses mainly consist of salaries, manufacturing costs for pre-clinical study material and pre-clinical studies. In addition, we incur a significant amount of costs associated with our research and development that are non-project specific, including intellectual property-related expenses, depreciation expenses and facility costs. Because these are less dependent on individual ongoing programs, they are not allocated to specific projects. We assume that other projects and infrastructure costs will increase in 2020 due to increased early stage development/discovery activities.

Since January 1, 2012, we have cumulatively spent €185.3 million on research and development. In the years ended December 31, 2017, 2018, and 2019, we spent €21.5 million, €35.1 million and €43.8 million, respectively, on research and development; €5.6 million, €8.7 million, and €19.5 million thereof on AFM13; €2.8 million, €5.8 million, and €2.4 million thereof on AFM11 and €2.5 million, €5.8 million, and €4.3 million thereof on AFM24. Our research and development expenses may vary substantially from period to period based on the timing of our research and development activities, including due to timing of initiation of clinical trials and enrollment of patients in clinical trials. Research and development expenses are expected to increase as we advance and broaden the clinical development of AFM13, AFM24 and certain of our other product candidates and further advance the research and development of our preclinical product candidates. The successful development of our product candidates is highly uncertain. At this time we cannot reasonably estimate the nature, timing and estimated costs of the efforts that will be necessary to complete the development of, or the period, if any, in which material net cash inflows may commence from, any of our product candidates. This is due to numerous risks and uncertainties associated with developing drugs, including the uncertainty of:

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

A change in the outcome of any of these variables with respect to the development of AFM13 or any other product candidate that we may develop could mean a significant change in the costs and timing associated with the development of such product candidate. For example, if the FDA or other regulatory authority were to require us to conduct preclinical and clinical studies beyond those which we currently anticipate will be required for the completion of clinical development, if we experience significant delays in enrollment in any clinical trials or if we encounter difficulties in manufacturing our clinical supplies, we could be required to expend significant additional financial resources and time on the completion of the clinical development.

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

We expect that our general and administrative expenses in 2020 will be higher compared to the expenses in 2019, and will further increase in the future as our business expands. These increases will likely include costs of additional personnel, additional legal fees, accounting and audit fees, managing directors’ and supervisory directors’ liability insurance premiums and costs related to investor relations. In addition, we may grant share-based compensation awards to key management personnel and other employees.

Results of Operations

The numbers below have been derived from our audited consolidated financial statements for the years ended December 31, 2017, 2018 and 2019. The discussion below should be read along with these financial statements, and it is qualified in its entirety by reference to them.

Comparison of the years ended December 31, 2018 and 2019

	Year ended December 31,
	2018	2019
	(in € thousand)
Total Revenue:	23,735	21,391
Other income/(expenses)—net	1,515	290
Research and development expenses	(35,148)	(43,791)
General and administrative expenses	(9,638)	(10,266)
Operating income/(loss)	(19,536)	(32,376)
Finance income/(costs)—net	60	15
Income/(Loss) before tax	(19,476)	(32,361)
Income taxes	(1)	(4)
Income/(loss) for the period	(19,477)	(32,365)
Total comprehensive income/(loss)	(24,208)	(32,997)
Earnings/(loss) per common share in € per share	(0.32)	(0.50)

Revenue

Revenue decreased from €23.7 million for the year ended December 31, 2018 to €21.4 million for the year ended December 31, 2019. Revenue for the year ended December 31, 2019 mainly consisted of revenue from the Genentech collaboration.

Research and development expenses

	Year ended December 31,
R&D Expenses by Project	2018	2019	Change %
	(in € thousand)
Project
AFM13	8,711	19,471	124%
AFM11	5,776	2,418	(58)%
AFM24	5,788	4,327	(25)%
Other projects and infrastructure costs	14,021	16,671	19%
Share-based payment expense	852	904	6%
Total	35,148	43,791	25%

Research and development expenses increased 25% from €35.1 million in the year ended December 31, 2018 to €43.8 million in the year ended December 31, 2019, due to higher expenses for AFM13 and for other projects and infrastructure. The variances in project related expenses between the year ended December 31, 2018 and the corresponding period in 2019 are mainly due to the following projects:

•

AFM13. In the year ended December 31, 2019, we incurred higher expenses than in the year ended December 31, 2018 primarily due to higher expenses for the preparation of new clinical trials and manufacturing activities for the clinical trial material.

•

AFM11. In the year ended December 31, 2019, clinical expenses were lower than in the year ended December 31, 2018. The majority of the expenses in the year ended December 31, 2019 are related to costs for the termination of the phase 1 dose-finding study in NHL and the phase 1 dose-finding study in ALL.

•

AFM24. In the year ended December 31, 2019, we incurred lower expenses than in the year ended December 31, 2018. Expenses in the year ended December 31, 2019 primarily relate to the preparation of the phase 1/2a clinical trial and manufacturing activities for the clinical trial material.

•

Other projects and infrastructure costs. In the year ended December 31, 2019, expenses increased compared to the year ended December 31, 2018, primarily due to  higher expenses incurred in relation to our earlier stage programs and discovery/early stage development activities and infrastructure costs.

General and administrative expenses

General and administrative expenses increased 7% from €9.6 million in the year ended December 31, 2018 to €10.3 million in the year ended December 31, 2019. In 2019, general and administrative expenses were largely affected by personnel expenses (€5.4 million) and legal, consulting and audit costs (€3.1 million).

Finance income / (costs)-net

We recognized finance net income for the year ended December 31, 2019 of €15,000 compared €60,000 for the year ended December 31, 2018. The year ended December 31, 2019 was primarily affected by interest income of €0.6 million and interest expenses of €0.5 million. The year ended December 31, 2018 was primarily affected by foreign exchange gains of €0.7 million and interest expenses of €0.8 million.

Income tax expense

During the year ended December 31, 2019, we recorded income tax expense of €4,000 due to changes in deferred taxes.

Comparison of the years ended December 31, 2017 and 2018

Refer to our Annual Report on Form 20-F for fiscal year ended December 31, 2018

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

Financial instruments

We recognize our preferred shares in Amphivena at fair value (level 2). As Amphivena is not a public company, substantial judgment was required in order to estimate the fair value as at December 31, 2019 (see note 13 to our consolidated financial statements). We based our judgment on information available for the valuation of the shares of Amphivena in its latest private financing in September 2019.

Recent Accounting Pronouncements

We refer to note 4 to our consolidated financial statements as of and for the year ended December 31, 2019 with regards to new standards and interpretations not yet adopted by us.

JOBS Act Exemptions

As September 17, 2019 represented the fifth anniversary of the date of the first sale of our common shares pursuant to an effective registration statement under the Securities Act, we no longer qualify as an “emerging growth company” as defined in the JOBS Act, commencing December 31, 2019. As a result, our independent registered public accounting firm is required to attest to the effectiveness of our internal controls over financial reporting pursuant to Section 404. An independent assessment of the effectiveness of our internal controls could detect problems that our management’s assessment might not. Undetected material weaknesses in our internal controls could lead to financial statement restatements and require us to incur the expense of remediation.

B.   Liquidity and Capital Resources

Since inception, we have incurred significant operating losses. To date, we have not generated any product sale revenue. We have financed our operations primarily through our public offerings of our common shares, private placements of equity securities and loans, and grants and payments from collaboration partners.

For the years ended December 31, 2017, 2018, and 2019 we incurred net losses of €30.2 million, €19.5 million, and €32.4 million, respectively. To date, we have financed our operations primarily through public offerings of our common shares, private placements of equity securities and loans, grants and revenues from collaboration partners. As of December 31, 2019, we had cash and cash equivalents and current financial assets, which we refer to as liquidity, of €104.1 million.

Our cash and cash equivalents and current financial assets as of December 31, 2019 consist primarily of deposits in savings and deposit accounts with original maturities of three months or less and certificates of deposit with original maturities of more than three months which generate interest income. We expect to continue this investment philosophy.

Cash Flows

Comparison of the years ended December 31, 2018 and 2019

The table below summarizes our consolidated statement of cash flows for the years ended December 31, 2018 and 2019:

	Year ended December 31,
	2018	2019
	(in € thousand)
Net cash from/(used) in operating activities	49,438	(29,056)
Net cash from/(used) for investing activities	(15,610)	4,340
Net cash generated from financing activities	20,495	26,038
Net changes to cash and cash equivalents	54,323	1,322
Cash and cash equivalents at the beginning of the year	39,837	94,829
Exchange-rate related changes of cash and cash equivalents	669	(917)
Cash and cash equivalents at the end of the year	94,829	95,234

Net cash from operating activities amounted to €49.4 million in the year ended December 31, 2018 whereas net cash used in operating activities amounted to €29.1 million in the year ended December 31, 2019. The amount received in 2018 includes an initial upfront payment and committed funding of €83.2 million from the Genentech collaboration.

We used cash for investing activities of €15.6 million in the year ended December 31, 2018, where net cash from investing activities amounted to €4.3 million in the year ended December 31, 2019. The investing activities primarily relate to investments in and proceeds from the sale or maturity of financial assets.

Net cash generated from financing activities in the year ended December 31, 2019 amounted to €26.0 million and relate primarily to the proceeds from the public offering in November 2019.

Comparison of the years ended December 31, 2017 and 2018

Refer to our Annual Report on Form 20-F for fiscal year ended December 31, 2018.

Cash and Funding Sources

Our liquidity (cash and cash equivalents and current financial assets) as of December 31, 2019 was €104.1 million. Funding sources generally comprise proceeds from the issuance of equity instruments, loans, payments from collaboration agreements and government grants.

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

On November 13, 2019, we sold an additional 13,800,000 of our common shares at a price of $2.50 per share in an underwritten public offering and received $32.0 million in net proceeds, after deducting underwriting discounts and commissions and other offering expenses.

Funding Requirements

We expect that we will require additional funding to complete the development of our product candidates and to continue to advance the development of our other product candidates. In addition, we expect that we will require additional capital to commercialize our product candidates AFM13 and AFM24.If we receive regulatory approval for AFM13, AFM24 or other earlier programs, and if we choose not to grant any licenses to partners, we expect to incur significant commercialization expenses related to product manufacturing, sales, marketing and distribution, depending on where we choose to commercialize. We also continue to incur substantial costs associated with operating as a public company. Additional funds may not be available on a timely basis, on favorable terms, or at all, and such funds, if raised, may not be sufficient to enable us to continue to implement our long-term business strategy. If we are not able to raise capital when needed, we could be forced to delay, reduce or eliminate our product development programs or commercialization efforts.

Based on our current operating and budget assumptions, we believe that our existing liquidity, will enable us to fund our operating expenses and capital expenditure requirements at least into the first half of 2022. We have based this estimate on assumptions that may prove to be incorrect, and we could use our capital resources sooner than we currently expect. Our future funding requirements will depend on many factors, including but not limited to:

•	the scope, rate of progress, results and cost of our clinical trials, nonclinical testing, and other related activities;
•	the cost of manufacturing clinical supplies, and establishing commercial supplies, of our product candidates and any products that we may develop;
•	the number and characteristics of product candidates that we pursue;
•	the cost, timing, and outcomes of regulatory approvals;
•	the cost and timing of establishing sales, marketing, and distribution capabilities; and
•	the terms and timing of any collaboration, licensing, and other arrangements that we may establish, including any required milestone and royalty payments thereunder.

To address our financing needs, we may raise additional capital through the sale of equity or convertible debt securities. In such an event, the ownership interest of our shareholders will be diluted, and the terms of any such securities may include liquidation or other preferences that adversely affect the rights of holders of our common shares.

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

F.   Tabular disclosure of contractual obligations

The table below sets forth our contractual obligations and commercial commitments as of December 31, 2019 that are expected to have an impact on liquidity and cash flow in future periods. In addition to license agreements with fixed payment obligations, we have entered into various collaboration and license agreements that may trigger milestone payments and royalty payments upon the achievement of certain milestones and net sales in the future. Because the achievement and timing of these milestones and net sales is not fixed or determinable, our commitments under these agreements have not been included in the table below.

	Payments Due by Period
		Less than	Between	Between	More than
	Total	1 year	1 and 3 years	3 and 5 years	5 years
	(in € thousand)
Operating lease obligations	1,526	649	827	50	—
Fixed license payments	25	25	—	—	—
SVB Credit Facility	2,017	2,017	—	—	—
Total	3,568	2,691	827	50	—

Operating lease obligations

Operating lease obligations consist of payments pursuant to non-cancellable operating lease agreements relating to our lease of office space. The lease term of our premises in the Czech Republic is contracted until the year end 2020 with a period of notice of three months. Approximately 75% of the premises in Germany is under a revolving 24‑month lease period, with a 12‑month termination period. The lease could expire in 2021 if notice to terminate is provided by either party by February 2020. No such notice has been received to date. The remaining 25% of the German facility is under a fixed term lease period until February 2021.

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

See “Forward-Looking Statements.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.   Directors and senior management

We have a two-tier board structure consisting of our supervisory board (raad van commissarissen) and a separate management board (raad van bestuur).

Our supervisory board supervises the policies of the management board and the general course of the affairs of our business. The supervisory board gives advice to the management board and is guided by the interests of the business when performing its duties. The management board is in charge of managing the Company under the supervision of the supervisory board. The management board provides the supervisory board with such necessary information as the supervisory board requires to perform its duties.

The following table presents our supervisory directors. Bernhard R.M. Ehmer was re-appointed by the general meeting of shareholders on June 25, 2019. Ulrich M. Grau was appointed by the general meeting of shareholders on June 9, 2015, and his term was effective as of July 1, 2015. Mathieu Simon was appointed by the general meeting of shareholders on June 19, 2018. Our other supervisory directors were appointed by the general meeting of shareholders on September 12, 2014, with effect from September 17, 2014; Thomas Hecht, Berndt Modig and Ferdinand Verdonck were reappointed by the general meeting of shareholders on June 20, 2017 and Ulrich M. Grau was reappointed by the general meeting of shareholders on June 19, 2018. Thomas Hecht is the chairman of our supervisory board. The term of each of our supervisory directors will terminate on the date of the annual general meeting of shareholders in the year indicated below.

Name	Age	Term
Thomas Hecht	69	2020
Bernhard R.M. Ehmer	65	2022
Ulrich M. Grau	71	2021
Berndt Modig	61	2020
Mathieu Simon	63	2021
Ferdinand Verdonck	77	2020

The following is a brief summary of the business experience of our supervisory directors. Each director’s tenure reflects their tenure on the board of our predecessor Affimed Therapeutics AG. Unless otherwise indicated, the current business address for each of our supervisory directors is Affimed N.V., c/o Affimed GmbH, Technologiepark, Im Neuenheimer Feld 582, 69120 Heidelberg, Germany.

Thomas Hecht, Chairman. Dr. Hecht has been the chairman of our supervisory board since 2014, and previously had been the chairman of the supervisory board of our German operating subsidiary since 2007. He is head of Hecht Healthcare Consulting in Küssnacht, Switzerland, a biopharmaceutical consulting company founded in 2002. Dr. Hecht also serves as member of the board of directors of Kuur Therapeutics and as chairman of the board of directors of Vaximm AG and Aelix Therapeutics S.L. Until the beginning of March 2015, he served as chairman of the supervisory council of SuppreMol GmbH and until June 2016, of Delenex AG. Dr. Hecht was previously Vice President Marketing at Amgen Europe. A seasoned manager and industry professional, he held various positions of increasing responsibility in clinical development, medical affairs and marketing at Amgen between 1989 and 2002. Prior to joining the biopharmaceutical industry, he was certified in internal medicine and served as Co-Head of the Program for Bone Marrow Transplantation at the University of Freiburg, Germany.

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

Previously, Dr. Grau served as President of Research and Development at BASF Pharma/ Knoll where he directed a global R&D organization with a development pipeline which included Humira. The majority of his career was at Aventis Pharma (now Sanofi), where he last held the position of Senior Vice President of global late stage development. Sanofi’s product Lantus for the treatment of type 2 and type 1 diabetes is based on his inventions made during his early years as a scientist with Hoechst AG. Dr. Grau received his Ph.D. in chemistry and biochemistry from the University of Stuttgart and spent three years as a post-doctoral fellow at Purdue University in the field of protein crystallography.

Berndt Modig, Director. Mr. Modig has been a member of our supervisory board since 2014. He has been CEO of Pharvaris B.V. since April 2016. Prior to this, he has served as Chief Financial Officer of Prosensa Holding N.V. from March 2010 through January 2015 when Prosensa was acquired by BioMarin Pharmaceutical Inc. Mr. Modig also serves as member of the board of directors and as member of the audit committee of Axovant Sciences Ltd and as vice chairman of the supervisory board and chairman of the audit committee of Kiadis Pharma N.V. He is member of the supervisory board and audit committee chairman of Centogene N.V. Mr. Modig has more than 25 years of international experience in finance and operations, private equity and mergers and acquisitions. Before joining Prosensa, Mr. Modig was Chief Financial Officer at Jerini AG from October 2003 to November 2008, where he directed private financing rounds, its initial public offering in 2005 and its acquisition by Shire plc in 2008. Prior to Jerini, Mr. Modig served as Chief Financial Officer at Surplex AG from 2001 to 2003 and as Finance Director Europe of U.S.-based Hayward Industrial Products Inc. from 1999 to 2001. In previous positions, Mr. Modig was a partner in the Brussels-based private equity firm Agra Industria from 1994 to 1999 and a Senior Manager in the Financial Services Industry Group of Price Waterhouse LLP in New York from 1991 to 1994. Mr. Modig served as a director of Mobile Loyalty plc from 2012 to 2013. Mr. Modig has a bachelor’s degree in business administration, economics and German from the University of Lund, Sweden and an M.B.A. degree from INSEAD, Fontainebleau, France and is a Certified Public Accountant.

Mathieu Simon, Director. Dr. Simon has been a member of our supervisory board since 2018. He also serves as Senior Strategic Advisor at Messier Maris, an M&A advisory firm in the healthcare sector, located in New York, London and Paris. He is an independent director on the Board of Vaximm, headquartered in Basel, Switzerland as well as an independent director at Idorsia Pharmaceuticals (Switzerland), Lysogene (France) and Asarina (Sweden). Dr. Simon has served as Cellectis’ Executive Vice-President since 2012 and as Chief Operating Officer since 2013. Dr. Simon also served as Chief Executive Officer of a former subsidiary of Cellectis. He has been instrumental to the development of Cellectis and its CAR Allogenic T-Cell platform. He also served as Chief Executive Officer of Ectycell in 2012. He served as Chairman of the Board of Celleartis AB until 2014 before its acquisition by Takara Bio. Prior to joining Cellectis, Dr. Simon was Managing Director, Head of Global Pharma at Pierre Fabre SA, the third largest French Pharma Company. Beginning in 1994, he served at Wyeth Pharmaceuticals in both general management roles (President Managing Director of Wyeth SMA) and senior corporate role in Philadelphia, United States (SVP / Head of International Marketing and Medical Affairs).

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

The following table lists the members of our current management board:

Name	Age	Position
Adi Hoess	58	Chief Executive Officer
Wolfgang Fischer	56	Chief Operating Officer

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

Andreas Harstrick, M.D., Chief Medical Officer. Dr. Harstrick agreed to serve as our Chief Medical Officer, starting in March 2020. He brings 30 years of extensive experience in cancer drug development, including the successful designing of clinical trials leading to approval of antibody drugs (Erbitux®; Cyramza®) and in-depth experience in setting-up and managing clinical oncology teams. Dr. Harstrick was Chief Medical Officer at Molecular Partners AG from 2015 to 2019, where he oversaw clinical activities, including expansion of the clinical team, and was a member of the Management Board. Between 2012 and 2014, Dr. Harstrick was Senior Vice President Medical Sciences at ImClone Systems, a wholly-owned subsidiary of Eli Lilly and Company, where he was also a member of the Lilly Oncology Program Review Board and the Lilly Oncology Business Unit Development Committee. Prior to joining ImClone in 2008, Dr. Harstrick was Senior Vice President Global Clinical Development Unit Oncology at Merck Serono until 2008. Dr. Harstrick is an oncologist by training. He spent his medical career at the University Hospital and Cancer Center Hannover, Germany; the Roswell Park Cancer Institute, Buffalo NY; as well as the West German Cancer Center, Essen, Germany. He earned his MD at Medical School Hannover, Germany, and in 1999 he became Associate Professor for Internal Medicine, University of Essen, Germany.

Arndt Schottelius, M.D. Ph.D., Chief Scientific Officer. Dr. Schottelius joined Affimed as Chief Scientific Officer in April 2020. He brings over 20 years of deep drug discovery and development experience in cancer and immunology with a strong track record in building therapeutic antibody pipelines and advancing drugs through development. Most recently, Dr. Schottelius was Executive Vice President and Head of Research &

Development at Kymab Group Limited, where he was responsible for expanding the therapeutic antibody portfolio. Dr. Schottelius previously served as Chief Development Officer at MorphoSys AG, developing the portfolio of proprietary therapeutic antibody programs in cancer and immunology. He was instrumental in in-licensing tafasitamab (MOR208) and drove strategic direction and development of the MOR208 program into multiple Phase 2 trials, which were the basis for a fast-to-market registration path. Prior to his role at MorphoSys, Dr. Schottelius was a Director and Medical Director, Immunology Development at Genentech Inc., where he directed early and late-stage development programs of therapeutic antibodies. Before joining Genentech, Dr. Schottelius held science and management positions in immunology research at Schering AG and Berlex Biosciences. Dr. Schottelius holds a PhD and MD degree from the Albert Ludwigs University of Freiburg and is a lecturer at Ludwig Maximilian University of Munich with a habilitation in Experimental Internal Medicine. He practiced medicine as a resident physician in gastroenterology at the Charité-Universitätsmedizin in Berlin, Germany, and completed a postdoctoral fellowship at the Lineberger Cancer Center, University of North Carolina at Chapel Hill.

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

B.   Compensation

Management services agreements

Our managing directors have entered into management services agreements with us. The management services agreements of Adi Hoess  became effective upon the consummation of our initial public offering. The management services agreement of Wolfgang Fischer became effective upon his appointment by the general meeting of shareholders on June 20, 2017. These agreements comprise the following elements: fixed salary, bonus payments, earmarked pension and social security payments and share based compensation components. In addition, these agreements provide for benefits upon a termination of service. Adi Hoess was reappointed as managing director by the general meeting of shareholders on June 20, 2017, which prolonged his management services agreements until 2020.

Long-term incentive plans

Equity Incentive Plan 2014

In conjunction with the closing of our initial public offering, we established the Affimed N.V. Equity Incentive Plan 2014 (“the 2014 Plan”) with the purpose of advancing the interests of our shareholders by enhancing our ability to attract, retain and motivate individuals who are expected to make important contributions to us. The maximum number of shares available for issuance under the 2014 Plan equals 7% of the total outstanding common shares on September 17, 2014, or approximately 1.7 million common shares. On January 1 of any calendar year thereafter (including January 1, 2020), an additional 5% of the total outstanding common shares on that date becomes available for issuance under the 2014 Plan. As of January 1, 2020, we had approximately 9.8 million common shares available for issuance, and approximately 8.3 million common shares subject to issuance under outstanding awards. The absolute number of shares available for issuance under the 2014 Plan will increase automatically upon the issuance of additional shares by the Company. The option exercise price for options under the 2014 Plan is the fair market value of a share as defined in the 2014 Plan on the relevant grant date. We are following home country rules relating to the re-pricing of stock options. Under applicable

Dutch law, re-pricing is permissible, provided this falls within the framework set by the remuneration policy for the Management Board and the 2014 Plan.

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

Stock Option Equity Incentive Plan 2007

Under the Stock Option Equity Incentive Plan 2007 (the “2007 SOP”), we granted options that were exercisable for preferred shares. In conjunction with the corporate reorganization in connection with our initial public offering, all outstanding awards granted under the 2007 SOP were converted into awards exercisable for common shares of Affimed N.V. and no additional grants were be made under the 2007 SOP. On December 31, 2019, the 2007 SOP terminated.

Compensation of Managing Directors and Supervisory Directors

The compensation, including benefits in kind, accrued or paid to our managing directors and supervisory directors with respect to the year ended December 31, 2019, for services in all capacities is shown below on an individual basis. Further details for the compensation for our managing directors and supervisory directors are given in notes 17 and 23 to our consolidated financial statements as of and for the year ending December 31, 2019. As of December 31, 2019, we have no amounts set aside or accrued to provide pension, retirement or similar benefits to our managing directors and supervisory directors.

Directors compensation 2019

Managing directors

(in € thousand)	A. Hoess	W. Fischer	Total
Periodically paid compensation	474	402	876
Bonuses	156	103	259
Total cash compensation	630	505	1,135

2014 Plan share-based payment expense	686	367	1,053
Total share-based payment expense	686	367	1,053

Supervisory directors

(in € thousand)	Hecht	Ehmer	Grau	Modig	Simon	Verdonck	Total
Periodically paid compensation	116	56	58	46	48	58	382
Total cash compensation	116	56	58	46	48	58	382
2014 Plan share-based payment expense	61	35	35	35	42	35	243
Total share-based payment expense	61	35	35	35	42	35	243

Stock options granted under the Equity Incentive Plan 2014

Managing directors

		Number of	Strike price
Beneficiary	Grant date	options	USD	Expiration date
Adi Hoess	June 25, 2019	360,000	2.91	June 25, 2029
Wolfgang Fischer	June 25, 2019	160,000	2.91	June 25, 2029
Total		520,000

Supervisory directors

		Number of	Strike price
Beneficiary	Grant date	options	USD	Expiration date
Thomas Hecht	June 25, 2019	35,000	2.91	June 25, 2029
Bernhard Ehmer	June 25, 2019	20,000	2.91	June 25, 2029
Ulrich M. Grau	June 25, 2019	20,000	2.91	June 25, 2029
Berndt Modig	June 25, 2019	20,000	2.91	June 25, 2029
Mathieu Simon	June 25, 2019	20,000	2.91	June 25, 2029
Ferdinand Verdonck	June 25, 2019	20,000	2.91	June 25, 2029
Total		135,000

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

Our remuneration policy for the supervisory directors provides for payments and initial and annual equity awards. This is permissible under Dutch law, but constitutes a deviation from the DCGC. The remuneration policy for our supervisory directors establishes that each supervisory director will be entitled to an annual retainer of €20,000, provided that the chairman of the supervisory board will be entitled to an annual retainer of €75,000. In addition, the chairman of the audit committee is entitled to an additional annual retainer of €15,000 and the chairmen of the compensation and nomination and corporate governance committees are each entitled to annual retainers of €7,500. Supervisory directors will also be paid €3,000 for each supervisory board meeting attended in person and €1,500 for each supervisory board meeting attended by telephone, provided the meeting attended by telephone exceeds 30 minutes. For other, including non-formal Board meetings attended either in person or by phone the Company will pay each member of the Supervisory Board €500 per meeting, provided that the duration of such meeting exceeds 30 minutes. The members of each committee will be paid €1,500 for each committee meeting attended in person and €750 for each committee meeting attended by telephone, provided the meeting attended by telephone exceeds 30 minutes. In addition, we will grant any future chairman of the supervisory board an initial award of stock options to purchase 45,000 common shares on the date of election as the chairman. Further, under the remuneration policy we will grant any future supervisory director an initial award of stock options to purchase 20,000 common shares on the date of election as a supervisory director. These initial stock options will vest over a three-year period in three equal installments on the anniversaries of the grant date. In addition, the remuneration policy provides that each supervisory director is entitled to a total annual grant of 20,000 stock options, with the chairman of the supervisory board entitled to an annual grant of 35,000 stock options. These annual awards will vest in four quarterly installments and will be fully vested on the first anniversary of the grant date. Initial awards and annual awards will be granted automatically on the respective dates of issuance based on the approval by the shareholders of the remuneration policy and will not require any further approval by the supervisory board or the company. Supervisory directors are also entitled to be reimbursed for their reasonable expenses incurred in attending meetings of the supervisory board and its committees.

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

Supervisory Board Committees

Audit committee

The audit committee, which consists of Ferdinand Verdonck (Chairman), Berndt Modig and Bernhard Ehmer, assists the board in overseeing our accounting and financial reporting processes and the audits of our financial statements. In addition, the audit committee is directly responsible for the appointment, compensation, retention and oversight of the work of our independent registered public accounting firm. Our supervisory board has determined that Ferdinand Verdonck, Berndt Modig and Bernhard Ehmer satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act. The supervisory board has determined that both, Ferdinand Verdonck and Berndt Modig, qualify as an “audit committee financial expert,” as such term is defined in the rules of the SEC.

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

Nomination and corporate governance committee

The nomination and corporate governance committee, which consists of Ulrich Grau (Chairman), Thomas Hecht, Bernhard Ehmer and Mathieu Simon, assists our supervisory board in identifying individuals qualified to become members of our supervisory board consistent with criteria established by our supervisory board and in developing our corporate governance principles. As permitted by the listing requirements of Nasdaq, we have opted out of Nasdaq Listing Rule 5605(e) which requires independent director oversight of director nominations.

D.   Employees

As of April 15, 2020, our total headcount is 137 (128 full time equivalents), approximately 65% of whom have an advanced academic degree (Diploma/ Master, PhD, MD).

None of our employees is subject to a collective bargaining agreement or represented by a trade or labor union. We consider our relations with our employees to be good.

E.   Share ownership

See “Item 7. Major Shareholders and Related Party Transactions—A. Major shareholders.”

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.   Major shareholders

The following table presents information relating to the beneficial ownership of our common shares as of March 15, 2020, by:

•

each person, or group of affiliated persons, known by us to own beneficially 5% or more of our outstanding common shares (as of the date of such stockholder’s Schedule 13D or Schedule 13G filing for Affimed N.V. with the SEC);

•	each of our managing directors and supervisory directors; and
•	all managing directors and supervisory directors as a group.

The number of common shares beneficially owned by each entity, person, managing director or supervisory director is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any common shares over which the individual has sole or shared voting power or investment power as well as any common shares that the individual has the right to acquire within 60 days of March 15, 2020 through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all common shares held by that person.

The percentage of shares beneficially owned is computed on the basis of 76,249,901 of our common shares outstanding as of March 15, 2020. Common shares that a person has the right to acquire within 60 days of March 15, 2020 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all managing directors and supervisory directors as a group. Each common share confers the right on the holder to cast one vote at the general meeting of shareholders and no shareholder has different voting rights. Unless otherwise indicated below, the address for each beneficial owner listed is c/o Affimed N.V., c/o Affimed GmbH, Technologiepark, Im Neuenheimer Feld 582, 69120 Heidelberg, Germany.

	Shares beneficially owned
Name and address of beneficial owner	Number	Percent (%)
Entities affiliated with New Enterprise Associates, Inc. (1)	6,126,488	8.0
Wellington Management Group LLP (2)	5,801,222	7.6
Entities affiliates with Blackrock, Inc. (3)	4,505,449	5.9
Entities affiliated with Stonepine Capital Management LLC (4)	4,010,155	5.3
Managing Directors and Supervisory Directors
Adi Hoess (5)	1,804,621	2.3
Wolfgang Fischer	399,983	0.5
Thomas Hecht	206,618	0.3
Bernhard R.M. Ehmer	90,000	0.1
Ulrich M. Grau	85,000	0.1
Berndt Modig	95,000	0.1
Mathieu Simon	26,667	0.0
Ferdinand Verdonck	95,000	0.1
All managing directors and supervisory directors as a group (8 persons)	3,552,850	4.5

(1)

New Enterprise Associates 15, L.P. (“NEA 15”) is the sole member of Growth Equity Opportunities Fund IV, LLC (“GEO”). NEA Partners 15, L.P. (“NEA Partners 15”) is the sole general partner of NEA 15. NEA 15 GP, LLC (“NEA 15 LLC”) is the sole general partner of NEA Partners 15. Peter J. Barris, Forest Baskett, Anthony A Florence, Jr., Krishna S. Joshua Makower, David M. Mott, Jon M. Sakoda, Scott D. Sandell, Peter W. Sonsini and Ravi Viswanathan are the managers of NEA 15 LLC. The address for GEO, NEA Partners 15 and NEA 15 LLC is New Enterprise Associates, 1954 Greenspring Drive, Suite 600, Timonium, MD 21093. This information is based on a statement filed on Schedule 13D with the SEC on November 18, 2019.

(2)

Represents shares beneficially owned by clients of Wellington Management Company LLP, Wellington Management Canada LLC, Wellington Management Singapore Pte Ltd, Wellington Management Hong Kong Ltd, Wellington Management International Ltd, Wellington Management Japan Pte Ltd and Wellington Management Australia Pty Ltd (collectively, the “Wellington Investment Advisors”). Wellington Investment Advisors Holdings LLP controls directly, or indirectly through Wellington Management Global Holdings, Ltd., the Wellington Investment Advisors. Wellington Investment Advisors Holdings LLP is owned by Wellington Group Holdings LLP. Wellington Group Holdings LLP is owned by Wellington Management Group LLP. The address for Wellington Management Group LLP, Wellington Group Holdings LLP, Wellington Investment Advisors Holdings LLP and Wellington Management Company LLP is c/o Wellington Management Company LLP, 280 Congress Street, Boston, MA 02210. This information is based on a statement filed on Schedule 13G with the SEC on January 8, 2020.

(3)

Represents shares beneficially owned by BlackRock, Inc and that were purchased by BlackRock Advisors, LLC, BlackRock Fund Advisors, BlackRock Asset Management Ireland Limited, BlackRock Institutional Trust Company, National Association, BlackRock Financial Management, Inc., BlackRock Investment Management, LLC, all of which are subdiaries of BlackRock, Inc. The address for BlackRock, Inc. is BlackRock, Inc., 55 East 52nd Street New York, NY 10055. This information is based on a statement filed on Schedule 13G with the SEC on February 7, 2020.

(4)

Stonepine Capital Management, LLC, a California limited liability company, is the general partner of Stonepine Capital, L.P., a Delaware limited partnership. Stonepine Capital Management, LLC’s control persons are Mr. Plexico and Mr. Lynch. The address for Stonepine Capital Management, LLC, Stonepine Capital, L.P., Mr. Plexico and Mr. Lynchon is 919 NW Bond Street, Suite 204, Bend, OR 97703-2767. Each of Stonepine Capital Management, LLC, Stonepine Capital, L.P., Mr. Plexico and Mr. Lynchon disclaims membership in a group and disclaims beneficial ownership of the Stock except to the extent of each person’s pecuniary interest therein. This information is based on a statement filed on Schedule 13G with the SEC on February 13, 2020.

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

On November 7, 2019, we completed a public offering and issued 13,800,000 common shares primarily to new investors.

Holders

As of April 28, 2020, we had approximately six shareholders of record of our common shares; two of those shareholders of record are in the United States and hold a total of approximately 75.2 million common shares in the aggregate, or approximately 99% of our common shares. One of the U.S. shareholders of record is Cede and Company, a specialist United States financial institution that processes transfers of stock certificates on behalf of the Depository Trust Company, or DTC. Cede and Company therefore is the technical shareholder of record for nearly all of our issued shares held by DTC participants, as our shareholders do not themselves hold direct property rights in our common shares, but rather have contractual rights in such shares that are part of a chain of contractual rights involving Cede and Company.

B.   Related party transactions

The following is a description of related party transactions we have entered into since January 1, 2019 with any of our members of our supervisory board or management board and the holders of more than 5% of our common shares.

Agreements with Supervisory Directors

According to a services agreement with i-novion Inc., of which Dr. Ulrich Grau serves as Chairman of the Board of Directors, i-novion Inc. conducted certain preclinical services for us. In 2019, i-novion Inc. did not receive any related payments.

Agreements with former Managing Directors

In 2017, we entered into a consulting agreement with our former Managing Director Jörg Windisch consisting of high level consultancy and strategic guidance in the field of clinical manufacturing. The consulting agreement was terminated in July 2019, Dr. Windisch provided no services and received no payments in 2019.

Agreements with Amphivena

In 2013, we entered into a license and development agreement, which amended and restated a 2012 license agreement, with Amphivena Therapeutics, Inc., or Amphivena, based in South San Francisco, to develop an undisclosed product candidate for hematologic malignancies in exchange for an interest in Amphivena and certain milestone payments. We also assigned and licensed certain technology to Amphivena and provided it with funding. The license and development agreement with Amphivena expired when the product candidate’s IND became effective in July 2016. Following the expiration, we continued to provide services on a smaller scale to complete the deliverables required under the agreement, and have been financially supporting the future clinical development of AMV564 with €2.8 million in financing, €1.0 million of which was invested in Amphivena in October 2016, €0.6 million of which was invested in March 2017, €0.3 million of which was invested in December 2017, €0.9 million of which was invested in June 2018. See “Item 4. Information on the Company— B. Business overview—Amphivena” for more information.

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

Dividends and Dividend Policy

We have not declared cash dividends on our common shares in the years 2017, 2018 or 2019. We currently expect to retain future earnings, if any, to finance the operation and expansion of our business, and we do not anticipate paying any cash dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our supervisory board.

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

However, withholding tax on dividends distributed to a company domiciled in another EU Member State within the meaning of § 43b Einkommensteuergesetz, German Income Tax Act, in connection with Article 2 of Council Directive 2011/96/EU of November 30, 2011 on the common system of taxation applicable in the case of parent companies and subsidiaries of different member states, as amended (the “Parent-Subsidiary Directive”) may be refunded or exempted upon application and subject to further conditions. This also applies to dividends distributed to a permanent establishment of such a parent company resident in another Member State of the European Union or to a parent company that is subject to unlimited tax liability in Germany, provided that the participation in the Company actually forms part of such permanent establishment’s business assets. As further requirements for the refund or exemption of withholding tax under the Parent-Subsidiary Directive, the shareholder needs to hold – for corporate income tax purposes - at least a 10% direct stake in the company’s registered capital since the beginning of the relevant tax assessment period and to file a respective application with the German Federal Central Tax Office (Bundeszentralamt für Steuern, Hauptdienstsitz Bonn-Beuel, An der Küppe 1, 53225 Bonn) using an official form. With the annual tax bill in 2019 the German legislature raised the threshold for the aforementioned exemption from trade tax for dividends for corporations within the meaning of Article 2 of the Parent-Subsidiary Directive to 15% for assessment periods beginning January 1, 2020.

With respect to distributions made to other shareholders without a tax domicile in Germany, the withholding tax rate can be reduced in accordance with a double taxation treaty if Germany has entered into a double taxation treaty with the shareholder’s state of residence and if the shares neither form part of the assets of a permanent establishment or a fixed place of business in Germany, nor form part of business assets for which a permanent representative in Germany has been appointed. Pursuant to most German tax treaties, including the income tax treaty between Germany and the United States, the German withholding tax rate is reduced to 15% (or, in certain cases, depending on the size of the shareholding, to a lower rate) with respect to distributions received by shareholders eligible for treaty benefits. The withholding tax reduction is generally granted by the German Federal Central Tax Office (Bundeszentralamt für Steuern) upon application in such a manner that the difference between the total amount withheld, including the solidarity surcharge, and the reduced withholding tax actually owed under the relevant double taxation treaty is refunded by the German Federal Central Tax Office.

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

Sole proprietors

If the shares are held as business assets by a sole proprietor with a tax domicile in Germany, only 60% of the dividends are subject to progressive income tax (plus the solidarity surcharge thereon) at a total tax rate of up to approximately 47.5% (plus church tax, if applicable), under the so-called partial income method (Teileinkünfteverfahren). Only 60% of the business expenses economically related to the dividends are tax-deductible. If the shares belong to a domestic permanent establishment in Germany of a business operation of the shareholder, the dividend income (after deducting business expenses economically related thereto) is fully subject to trade tax, unless the shareholder holds at least 15% of the share capital of the Company at the beginning of the relevant assessment period (trade tax participation exemption privilege). In this latter case the net amount of dividends, i.e., after deducting directly related expenses, is exempt from trade tax. As a rule, trade tax can be credited against the shareholder’s personal income tax, either in full or in part, by means of a lump-sum tax credit method—depending on the level of the municipal trade tax multiplier and certain individual tax-relevant circumstances of the taxpayer.

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

Abolishment of Solidarity Surcharge¶

According to a bill enacted in December 2019, the solidarity surcharge will be partially abolished as of the assessment period 2021 for certain individual shareholders.

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

Dutch Tax Considerations

This “Dutch Tax Considerations” section outlines the principal Dutch tax consequences of the acquisition, holding, settlement, redemption and disposal of common shares in the capital of the Company, or the Shares. It does not present a comprehensive or complete description of all aspects of Dutch tax law which could be relevant to a holder of Shares (a “Shareholder”). For Dutch tax purposes, a Shareholder may include an individual or entity not holding the legal title to the Shares, but to whom, or to which, the Shares are, or the income from the Shares is, nevertheless attributed based either on this individual or entity owning a beneficial interest in the Shares or on specific statutory provisions. These include statutory provisions attributing Shares to an individual who is, or who has directly or indirectly inherited from a person who was, the settlor, grantor or similar originator of a trust, foundation or similar entity that holds the Shares.

This “Dutch Tax Considerations” section is intended as general information only. A prospective Shareholder should consult his own tax adviser regarding the tax consequences of any acquisition, holding or disposal of Shares.

This “Dutch Tax Considerations” section is based on Dutch tax law as applied and interpreted by Dutch tax courts and as published and in effect on the date of this Annual Report, including the tax rates applicable on that date, without prejudice to any amendments introduced at a later date and implemented with or without retroactive effect.

Any reference in This “Dutch Tax Considerations” section made to Dutch taxes, Dutch tax or Dutch tax law should be construed as a reference to any taxes of any nature levied by or on behalf of the Netherlands or any of its subdivisions or taxing authorities or to the law governing such taxes, respectively. The Netherlands means the part of the Kingdom of the Netherlands located in Europe.

Any reference made to a treaty for the avoidance of double taxation concluded by the Netherlands includes the Tax Regulation for the Kingdom of the Netherlands (Belastingregeling voor het Koninkrijk), the Tax Regulation for the State of the Netherlands (Belastingregeling voor het land Nederland), the Tax Regulations for the Netherlands and Curacao (Belastingregeling Nederland Curacao), the Tax Regulations for the Netherlands and St. Maarten (Belastingregeling Nederland Sint Maarten) and the Agreement between the Taipei Representative Office in the Netherlands and the Netherlands Trade and Investment Office in Taipei for the avoidance of double taxation.

This “Dutch Tax Considerations" section does not describe any Dutch tax considerations or consequences that may be relevant where a Shareholder:

(i)    is an individual and the Shareholder's income or capital gains derived from the Shares are attributable to employment activities, the income from which is taxable in the Netherlands;

(ii)    has a substantial interest (aanmerkelijk belang) or a fictitious substantial interest (fictief aanmerkelijk belang) in the Company within the meaning of chapter 4 of the Dutch Income Tax Act 2001 (Wet inkomstenbelasting 2001). Generally, a Shareholder has a substantial interest in the Company if the Shareholder, alone or-in case of an individual-together with a partner for Dutch tax purposes, or any relative by blood or by marriage in the ascending or descending line (including foster children) or either of them, owns or holds, or is deemed to own or hold, certain rights to shares, including rights to directly or indirectly acquire shares, directly or indirectly representing 5% or more of the Company's issued capital as a whole or of any class of Shares or profit participating certificates (winstbewijzen) relating to 5%;

(iii)    is an entity which under the Dutch Corporate Income Tax Act 1969 (Wet op de vennootschapsbelasting 1969) ("CITA"), is not subject to Dutch corporate income tax or is fully or partly exempt from Dutch corporate income tax (such as a qualifying pension fund);

(iv)   is an investment institution (beleggingsinstelling) as described in Section 6a or 28 CITA;

(v)    is required to apply the participation exemption (deelnemingsvrijstelling) with respect to the Shares (as defined in Section 13 CITA). Generally, a Shareholder is required to apply the participation exemption if it is subject to Dutch corporate income tax and it, alone or together with a related entity, holds an interest of 5% or more of the nominal paid-up share capital in the Company; or

(vi)   holds the Shares through an entity which is treated as transparent for Dutch tax purposes, while being treated as a resident under the laws of another state.

Withholding Tax

A Shareholder is generally subject to Dutch dividend withholding tax at a rate of 15% on dividends distributed by the Company. Generally, the Company is responsible for the withholding of such dividend withholding tax at source.

However, a Shareholder will not be subject to Dutch dividend withholding tax on dividends distributed by the Company if, and for as long as, the Company is resident solely in Germany for purposes of the convention between Germany and the Netherlands for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income (the “German - Dutch tax treaty”), unless:

(i)     the Shareholder is a Dutch Individual (as defined below) or a Dutch Corporate Entity (as defined below); or

(ii)    the Shareholder is a Non-Dutch Individual (as defined below) or a Non-Dutch Corporate Entity (as defined below) and derives profits from an enterprise, which enterprise is, in whole or in part, carried on through a permanent establishment (vaste inrichting) or a permanent representative (vaste vertegenwoordiger) in the Netherlands, to which the Shares are attributable.

Dividends distributed by the Company include, but are not limited to:

(i)	distributions of profits in cash or in kind, whatever they be named or in whatever form;
(ii)

proceeds from the liquidation of the Company or proceeds from the repurchase of Shares by the Company, other than as a temporary portfolio investment (tijdelijke belegging), in excess of the average paid-in capital recognized for Dutch dividend withholding tax purposes;

(iii)

the par value of the Shares issued to a Shareholder or an increase in the par value of the Shares, to the extent that no related contribution, recognized for Dutch dividend withholding tax purposes, has been made or will be made; and

(iv)	partial repayment of paid-in capital, that is
(a)	not recognized for Dutch dividend withholding tax purposes, or
(b)	recognized for Dutch dividend withholding tax purposes, to the extent that the Company has “net profits” (zuivere winst), unless

*     the general meeting of shareholders has resolved in advance to make this repayment, and

*     the par value of the Shares concerned has been reduced by an equal amount by way of an amendment to the articles of association of the Company.

The term “net profits” includes anticipated profits that have yet to be realized.

If a Shareholder is resident or deemed to be resident in the Netherlands, such Shareholder is generally entitled to an exemption or a credit for any Dutch dividend withholding tax against his Dutch tax liability and to a refund of any residual Dutch dividend withholding tax.

Depending on specific circumstances, a Shareholder resident in a country other than the Netherlands may be entitled to exemptions from, reduction of, or full or partial refund of, Dutch dividend withholding tax under Dutch law, European Union, or the EU, law or treaties for the avoidance of double taxation. According to Dutch domestic anti-dividend stripping rules, no credit against Dutch tax, exemption from, reduction, or refund of Dutch dividend withholding tax will be granted if the recipient of the dividends paid by the Company is not considered to be the beneficial owner (uiteindelijk gerechtigde) of those dividends.

The Dutch Dividend Withholding Tax Act 1965 (Wet op de dividendbelasting 1965) (“DWTA”), provides for a non-exhaustive negative description of a beneficial owner. According to the DWTA, a Shareholder will not be considered the beneficial owner of the dividends for this purpose if as a consequence of a combination of transactions:

(i)	a person other than the Shareholder wholly or partly, directly or indirectly, benefits from the dividends;
(ii)	whereby this other person retains or acquires, directly or indirectly, an interest similar to that in the Shares on which the dividends were paid; and
(iii)	that other person is entitled to a credit, reduction or refund of Dutch dividend withholding tax that is less than that of the Shareholder.

Please refer to the paragraph “Risk Factors” for a risk regarding the Company’s tax residency and the consequences thereof.

Taxes on Income and Capital Gains

Residents of the Netherlands

The description of certain Dutch tax consequences in this subsection is only intended for the following Shareholders:

(a)	individuals who are resident or deemed to be resident in the Netherlands (“Dutch Individuals”); and
(b)	entities or enterprises that are subject to the CITA and are resident or deemed to be resident in the Netherlands (“Dutch Corporate Entities”).

Dutch Individuals engaged or deemed to be engaged in an enterprise or in miscellaneous activities

Dutch Individuals engaged or deemed to be engaged in an enterprise or in miscellaneous activities (resultaat uit overige werkzaamheden) are generally subject to income tax at statutory progressive rates with a maximum of 49.50% (2020) on any benefits derived or deemed to be derived from the Shares, including any capital gains realized on any disposal of the Shares, where those benefits are attributable to:

(i)

an enterprise from which a Dutch Individual derives profits, whether as an entrepreneur (ondernemer) or by being co-entitled (medegerechtigde) to the net worth of this enterprise other than as an entrepreneur or shareholder; or

(ii)	miscellaneous activities, including activities which are beyond the scope of active portfolio investment activities (meer dan normaal vermogensbeheer).

Dutch Individuals not engaged or deemed to be engaged in an enterprise or in miscellaneous activities

Generally, the Shares held by a Dutch Individual who is not engaged or deemed to be engaged in an enterprise or in miscellaneous activities, will be subject to annual income tax imposed on a fictitious yield on the Shares. The Shares held by this Dutch Individual will be taxed under the regime for savings and investments (inkomen uit sparen en beleggen). Irrespective of the actual income or capital gains realized, the annual taxable benefit from a Dutch Individual’s assets and liabilities taxed under this regime, including the Shares, is set at a percentage of the positive balance of the fair market value of these assets, including the Shares, and the fair market value of these liabilities. The percentage (2020), which is subject to an annual indexation, increases:

(i)	from 1.799% over the first EUR 72,797;
(ii)	to 4,223% over EUR 72,798 up to and including EUR 1,005,572; and

(iii)	to a maximum of 5.33% over EUR 1,005,573 or higher

No taxation occurs if this positive balance does not exceed a certain threshold (heffingvrij vermogen), which is EUR 30,846 in 2020. The fair market value of assets, including the Shares, and liabilities that are taxed under this regime is measured exclusively on 1 January of every calendar year. The tax rate under the regime for savings and investments is a flat rate of 30%.

Dutch Corporate Entities

Dutch Corporate Entities are generally subject to corporate income tax at statutory rates up to 25% (2020) on any benefits derived or deemed to be derived from the Shares, including any capital gains realized on their disposal.

Non-residents of the Netherlands

The description of certain Dutch tax consequences in this subsection is only intended for the following Shareholders:

(a)	individuals who are not resident and not deemed to be resident in the Netherlands (“Non-Dutch Individuals”); and
(b)	entities that are not resident and not deemed to be resident in the Netherlands (“Non-Dutch Corporate Entities”).

Non-Dutch Individuals

A Non-Dutch Individual will not be subject to any Dutch taxes on income or capital gains derived from the purchase, ownership and disposal or transfer of the Shares, other than withholding tax as described above, unless:

(i)

the Non-Dutch Individual derives profits from an enterprise, whether as entrepreneur or by being co-entitled to the net worth of this enterprise other than as an entrepreneur or shareholder and this enterprise is carried on through a permanent establishment (vaste inrichting) or a permanent representative (vaste vertegenwoordiger) in the Netherlands, to which the Shares are attributable;

(ii)

the Non-Dutch Individual derives benefits from miscellaneous activities carried on in the Netherlands in respect of the Shares, including activities which are beyond the scope of active portfolio investment activities; or

(iii)

the Non-Dutch Individual is entitled to a share—other than by way of securities—in the profits of an enterprise which is effectively managed in the Netherlands and to which enterprise the Shares are attributable.

Non-Dutch Corporate Entities

A Non-Dutch Corporate Entity will not be subject to any Dutch taxes on income or capital gains in respect of the purchase, ownership and disposal or transfer of the Shares, other than withholding tax as described above, unless:

(i)

the Non-Dutch Corporate Entity derives profits from an enterprise, which enterprise is, in whole or in part, carried on through a permanent establishment or a permanent representative in the Netherlands, to which the Shares are attributable; or

(ii)

the Non-Dutch Corporate Entity is entitled to a share in the profits of an enterprise or a co-entitlement to the net worth of an enterprise, other than by way of securities, which enterprise is effectively managed in the Netherlands and to which enterprise the Shares are attributable.

Under certain specific circumstances, Dutch taxation rights may be restricted for Non-Dutch Individuals and Non-Dutch Corporate Entities pursuant to treaties for the avoidance of double taxation concluded by the Netherlands.

Dutch Gift Tax or Inheritance Tax

No Dutch gift tax or inheritance tax is due in respect of any gift of the Shares by, or inheritance of the Shares on the death of, a Shareholder, unless:

(i)	the Shareholder is resident, or is deemed to be resident, in the Netherlands at the time of the gift or death of the Shareholder;
(ii)	the Shareholder dies within 180 days after the date of the gift of the Shares and was or was deemed to be, resident in the Netherlands at the time of his death but not at the time of the gift; or
(iii)	the gift of the Shares is made under a condition precedent and the Shareholder is resident, or is deemed to be resident, in the Netherlands at the time the condition is fulfilled.

Other Taxes and Duties

No other Dutch taxes, including turnover or value added taxes and taxes of a documentary nature, such as capital tax, stamp or registration tax or duty, are payable by, or on behalf of, the Shareholder by reason only of the purchase, ownership and disposal of the Shares.

Residency

A Shareholder will not become a resident or deemed resident of the Netherlands by reason only of holding the Shares.

Material U.S. Federal Income Tax Considerations

The following is a description of the material U.S. federal income tax consequences to the U.S. Holders described below of owning and disposing of common shares. It does not describe all tax considerations that may be relevant to a particular person’s decision to acquire, own or dispose of the common shares.

This section applies only to a U.S. Holder that holds common shares as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment) for U.S. federal income tax purposes. In addition, it does not set forth all of the U.S. federal income tax consequences that may be relevant in light of the U.S. Holder’s particular circumstances, including alternative minimum tax consequences, the potential application of the provisions of the Code known as the Medicare contribution tax and tax consequences applicable to U.S. Holders subject to special rules, such as:

•	certain financial institutions;
•	dealers or traders in securities who use a mark-to-market method of tax accounting;
•

persons holding common shares as part of a hedging transaction, straddle, wash sale, conversion transaction or other integrated transaction or persons entering into a constructive sale with respect to the common shares;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;
•	entities or arrangements classified as partnerships for U.S. federal income tax purposes;
•	tax-exempt entities, including an “individual retirement account” or “Roth IRA”;
•	persons that own or are deemed to own ten percent or more of our shares (by vote or value);
•	persons who are subject to Section 451(b) of the Code; or
•	persons holding common shares in connection with a trade or business conducted outside of the United States.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds common shares, the U.S. federal income tax treatment of a partner will depend on the status of the partner and the activities of the partner and the partnership. Partnerships holding common shares and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of owning and disposing of the common shares.

This section is based on the Code, administrative pronouncements, judicial decisions, final, temporary and proposed Treasury regulations, and the income tax treaty between Germany and the United States and the income tax treaty between the Netherlands and the United States (as applicable and as the context requires the “Treaty”) all as of the date hereof, any of which is subject to change or differing interpretations, possibly with retroactive effect. No assurance can be given that the IRS will agree with the views expressed in this discussion, or that a court will not sustain any challenge by the IRS in the event of litigation. We have not obtained, nor do we intend to obtain, a ruling from the IRS with respect to the statements made and the conclusions reached in the following summary

A “U.S. Holder” is a holder who, for U.S. federal income tax purposes, is a beneficial owner of common shares, who is eligible for the benefits of the Treaty and who is:

•	a citizen or individual resident of the United States;
•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or
•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of common shares in their particular circumstances. In particular, because our group includes an U.S. subsidiary, (Affimed Inc., a Delaware corporation) and therefore under current law our non-U.S. subsidiaries (Affimed GmbH and AbCheck s.r.o.) are treated as controlled foreign corporations (regardless of whether we are or are not treated as a controlled foreign corporation), any U.S. Holder that owns or is deemed to own ten percent or more of our shares (by vote or value) is urged to consult its tax advisor regarding the potential application of the “Subpart F income” and “global intangible low-taxed income” rules to an investment in our common shares.

Taxation of Distributions

We do not currently expect to make distributions on our common shares. In the event that we do make distributions of cash or other property, subject to the passive foreign investment company rules described below, distributions paid on common shares, other than certain pro rata distributions of common shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). If we are not treated as a PFIC with respect to a U.S. Holder and were not treated as a PFIC with the respect to the U.S. Holder in the preceding taxable year, for so long as our common shares are listed on NASDAQ or another established securities market in the United States or we are eligible for benefits under the Treaty, dividends paid to such a U.S. Holder that is not a corporation would generally be eligible for taxation as “qualified dividend income” if certain other requirements are met, which is taxable at rates not in excess of the long-term capital gain rate applicable to such U.S. Holders. The amount of a dividend will include any amounts withheld by us in respect of German or Dutch income taxes. Subject to the passive foreign investment company rules described below, the amount of the dividend will be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction available to U.S. corporations under the Code. Subject to the passive foreign investment company rules described below, dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s receipt of the dividend. The amount of any dividend income paid in euros will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of actual or constructive receipt, regardless of whether the payment is in fact converted into U.S. dollars at that time. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

Subject to applicable limitations, German or Dutch income taxes withheld from dividends on common shares at a rate not exceeding the rate provided by the Treaty will be eligible for credit against the U.S. Holder’s U.S. federal income tax liability. German or Dutch taxes withheld in excess of the rate applicable with respect to such U.S. Holder under the Treaty will not be eligible for credit against a U.S. Holder’s federal income tax liability. The rules governing foreign tax credits are complex and U.S. Holders should consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances. In lieu of claiming a foreign tax credit, U.S. Holders may deduct foreign taxes, including any German or Dutch withholding tax, in computing their taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year.

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

Passive Foreign Investment Company Rules

Under the Code, we may be a PFIC for any taxable year in which, after the application of certain look-through rules with respect to subsidiaries, either (i) 75% or more of our gross income consists of “passive income” or (ii) 50% or more of the average quarterly value of our assets consists of assets that produce, or are held for the production of, “passive income.” Passive income generally includes, among other things, dividends, interest, certain non-active rents and royalties, and capital gains. Although we have not performed a definitive PFIC analysis using U.S. federal income tax principles, based on certain estimates as to composition of our income and assets, including the implied value, based on our market capitalization, of our assets that produce non-passive income, during 2019, we do not believe that we were a PFIC for our 2019 taxable year. However, there can be no assurance that the IRS will agree with our conclusion. In addition, whether we will be a PFIC in 2020 or any future taxable year is uncertain because, among other things, we currently own a substantial amount of passive assets, including cash, and because the valuation of our assets that generate non-passive income for PFIC purposes, including our intangible assets, is uncertain and may vary substantially over time and the composition of our income may vary substantially over time. The average quarterly value of our assets for purposes of determining our PFIC status for any taxable year will generally be determined in part by reference to our market capitalization, which has fluctuated and may continue to fluctuate significantly over time. Accordingly, there can be no assurance that we will not be a PFIC for any taxable year.

The IRS recently released proposed Treasury Regulations that address various issues related to determining whether a foreign corporation is a PFIC and whether a U.S. shareholder holds PFIC stock. If finalized, these proposed Treasury Regulations may affect whether we are a PFIC in any future year. You should consult your own tax adviser regarding the effect, if any, these proposed Treasury Regulations would have on the determination of our PFIC status.

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

For so long as we are treated as a PFIC with respect to a U.S. Holder (or were treated as a PFIC with respect to the U.S. Holder in the preceding taxable year), dividends paid to certain non-corporate U.S. Holders will not be eligible for taxation as “qualified dividend income.” In addition, if we were a PFIC for any taxable year during which a U.S. Holder held common shares (assuming such U.S. Holder has not made a timely mark-to-market election, as described below), gain recognized by a U.S. Holder on a sale or other disposition (including certain pledges) of the common shares, or an indirect disposition of shares of a Lower-tier PFIC, would be allocated ratably over the U.S. Holder’s holding period for the common shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the amount allocated to that taxable year. Further, to the extent that any distribution received by a U.S. Holder on its common shares (or a distribution by a Lower-tier PFIC to its shareholder that is deemed to be received by a U.S. Holder) exceeds 125% of the average of the annual distributions on the common shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain, described immediately above.

If we are a PFIC for any year during which a U.S. Holder holds common shares, we would continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder holds common shares, even if we ceased to meet the threshold requirements for PFIC status.

A U.S. Holder can avoid certain of the adverse rules described above by making a mark-to-market election with respect to its common shares, provided that the common shares are “marketable.” Common shares will be marketable if they are “regularly traded” on a “qualified exchange” or other market within the meaning of applicable Treasury regulations. Our common shares will be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of the common shares is traded on a qualified exchange on at least 15 days during each calendar quarter. Nasdaq, on which the common shares are currently listed, is a qualified exchange for this purpose. If a U.S. Holder makes the mark-to-market election, it will recognize as ordinary income any excess of the fair market value of the common shares at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the common shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the U.S. Holder’s tax basis in the common shares will be adjusted to reflect the income or loss amounts recognized. Any gain recognized on the sale or other disposition of common shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). U.S. Holders should consult their tax advisers regarding the availability and advisability of making a mark-to-market election with respect to their common shares because we may have Lower-tier PFICs for which a mark-to-market election may not be available.

In addition, in order to avoid the application of the foregoing rules, a U.S Holder can make qualified electing fund elections (any such election, a “QEF Election”) with respect to us and each Lower-tier PFIC in the first taxable year that we and each Lower-tier PFIC are treated as PFICs with respect to the U.S. Holder. A U.S. Holder must make the QEF Election for each PFIC by attaching a separate properly completed IRS Form 8621 for each PFIC to the U.S. Holder’s timely filed U.S. federal income tax return generally for the first taxable year that the entity is treated as a PFIC with respect to the U.S. Holder. A U.S. Holder generally may make a separate election to defer payment of taxes on the undistributed income inclusion under the QEF rules, but if deferred, any such taxes are subject to an interest charge. We currently intend to provide the information necessary for a U.S. investor to make a QEF Election with respect to us and each Lower-tier PFIC that we control for 2019 and for any future years with respect to which we determine that we or any Lower-tier PFIC that we control are or are likely to be a PFIC. If a U.S. Holder makes a QEF Election with respect to us or a Lower-tier PFIC that we control, the U.S. Holder will be currently taxable on its pro rata share of the PFIC’s ordinary earnings and net capital gain (at ordinary income and capital gain rates, respectively) for each taxable year that the entity is classified as a PFIC and will not be required to include such amounts in income when actually distributed by the PFIC. If a U.S. Holder makes a QEF Election with respect to us, any distributions paid by us out of our earnings and profits that were previously included in the U.S. Holder’s income under the QEF Election will not be taxable to the U.S. Holder. A U.S. Holder will increase its tax basis in its common shares by an amount equal to any income included under the QEF Election and will decrease its tax basis by any amount distributed, if any, on the common shares that is not included in its income. In addition, a U.S. Holder will recognize capital gain or loss on the disposition of common shares in an amount equal to the difference between the amount realized and its adjusted tax basis in the common shares. U.S. Holders should note that if they make QEF Elections with respect to us and Lower-tier PFICs, if any, they may be required to pay U.S. federal income tax with respect to their common shares for any taxable year significantly in excess of any cash distributions, if any, received on the shares for such taxable year. U.S. Holders should consult their tax advisers regarding making QEF Elections in their particular circumstances.

In addition, if we were a PFIC or, with respect to a particular U.S. Holder, were treated as a PFIC for the taxable year in which we paid a dividend or for the prior taxable year, the preferential dividend rates with respect to dividends paid to certain non-corporate U.S. Holders would not apply. If a U.S. Holder owns common shares during any year in which we are a PFIC, the U.S. Holder must file annual reports containing such information as the U.S. Treasury may require on IRS Form 8621 (or any successor form) with respect to us (regardless of whether a mark-to-market election or QEF Election is made), generally with the U.S. Holder’s federal income tax return for that year, unless otherwise specified in the instructions with respect to such form. U.S. Holders should consult their tax advisers regarding whether we are or were a PFIC and the potential application of the PFIC rules. Information Reporting with Respect to Foreign Financial Assets

Certain U.S. Holders who are individuals and certain entities may be required to report information relating to an interest in our common shares, subject to certain exceptions (including an exception for common shares held in accounts maintained by certain U.S. financial institutions). U.S. Holders should consult their tax advisers regarding whether or not they are obligated to report information relating to their ownership and disposition of the common shares.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT RISK

See note 21 to the consolidated financial statements as of December 31, 2019 for more information about our exposure to market risks.

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

Between the effective date of the Registration Statement and December 31, 2019, we used all of the net proceeds to fund research and development expenses for AFM13, AFM11 and AFM21/22/24/26. None of the net proceeds (other than compensation to our management board and supervisory board as disclosed in this Annual Report) were used to make payments, directly or indirectly, to (i) any of our directors, officers or their associates, (ii) any persons owning 10% or more of our common shares or (iii) any of our affiliates. The use of these proceeds did not change from the information mentioned in the prospectus relating to the Registration Statement.

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

B.   Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a‑15(f) of the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based upon criteria established in Internal Control – Integrated Framework (2013) by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2019.

C.   Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, KPMG AG Wirtschaftsprüfungsgesellschaft, has audited the consolidated financial statements included in this Annual Report, and as part of its audit, has issued its report on the effectiveness of our internal control over financial reporting. This report is included on page 142 of this Form 20-F and is incorporated herein by reference.

D.   Changes in Internal Control over Financial Reporting

No change in our internal control over financial reporting (as defined in Rules 13a‑15(f) and 15d‑15(f) under the Exchange Act) occurred during the financial year ended December 31, 2019 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. Principal Accountant Fees and Services

a)   Audit Fees

Audit fees in 2019 and 2018 amounted to €355,000 and €194,000, respectively, and relate to audit services provided by our principal accountants, KPMG AG Wirtschaftsprüfungsgesellschaft and other KPMG International member firms, in connection with the audit of the consolidated financial statements and statutory audits and, quarterly reviews. The aggregate audit fees include fees and expenses billed or accrued for professional services rendered by the principal accountant for the audit of our annual financial statements and review of the interim condensed consolidated financial statements and additional services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements, except for those not required by statute or regulation.

b)   Audit-Related Fees

Audit-Related fees in 2019 and 2018 amounted to €75,000 and €138,000, respectively, and relate to services provided by our principal accountants, KPMG AG Wirtschaftsprüfungsgesellschaft for the review of registration statements and comfort letters for the Company.

c)   Tax Fees

None.

d)   All Other Fees

Other fees in 2019 and 2018 amounted to €0 and €6,000, respectively, and relate to other services provided by our principal accountants, KPMG AG Wirtschaftsprüfungsgesellschaft.

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

ITEM 16E. Purchases of equity securities by the issuer and affiliated purchasers

In 2019, no purchases of our equity securities were made by or on behalf of Affimed or any affiliated purchaser.

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

ITEM 18. Financial statements

Financial Statements are filed as part of this Annual Report, see page F‑3.

ITEM 19. Exhibits

(a)  The following documents are filed as part of this registration statement:

Exhibit No.	Exhibit

1.1	Articles of Association of Affimed N.V. (incorporated by reference to exhibit 3.1 of the Affimed N.V. report on Form 6‑K (Registration no. 001‑36619) filed with the Commission on June 20, 2018).

2*	Description of rights of each applicable class of securities registered under Section 12 of the Securities Exchange Act of 1934.

4.1†

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

4.2

English language summary of Lease Agreement, dated September 19, 2000 and amendments thereto between Affimed Therapeutics AG and Technologiepark Heidelberg II GmbH & Co. KG (incorporated by reference to exhibit 10.8 of the Affimed N.V. registration statement on Form F-1 (Registration no. 333-197097) filed with the Commission on June 27, 2014).

4.3

Lease Contract dated October 1, 2009, between Abcheck s.r.o. and Vèdeckotechnick’ park Plzeñ a.s. (incorporated by reference to exhibit 10.9 of the Affimed N.V. registration statement on Form F-1 (Registration no. 333-197097) filed with the Commission on June 27, 2014).

4.4

Amendment No. 4 to Lease Contract dated October 1, 2009, between Abcheck s.r.o. and Vèdeckotechnick’ park Plzeñ a.s., dated June 30, 2011 (incorporated by reference to exhibit 10.10 of the Affimed N.V. registration statement on Form F-1 (Registration no. 333-197097) filed with the Commission on June 27, 2014).

4.5

Amendment No. 5 to Lease Contract dated October 1, 2009, between Abcheck s.r.o. and Vèdeckotechnick’ park Plzeñ a.s., dated November 14, 2012 (incorporated by reference to exhibit 10.11 of the Affimed N.V. registration statement on Form F-1 (Registration no. 333-197097) filed with the Commission on June 27, 2014).

4.6

Form of Supervisory Director and Managing Director Indemnification Agreement (incorporated by reference to exhibit 10.16 of the Affimed N.V. registration statement on Form F‑1 (Registration no. 333‑197097) filed with the Commission on August 19, 2014).

4.7

Loan Agreement, dated November 30, 2016 between Affimed GmbH and Silicon Valley Bank (incorporated by reference to exhibit 10.1 of the Affimed N.V. report on Form 6‑K (File no. 001‑36619) filed with the Commission on December 6, 2016).

4.8

Deed of Guaranty and Indemnity, dated November 30, 2016 between Affimed N.V. and Silicon Valley Bank (incorporated by reference to exhibit 10.2 of the Affimed N.V. report on Form 6‑K (File no. 001‑36619) filed with the Commission on December 6, 2016).

4.9

Omnibus Deed of Pledge, dated November 30, 2016 between Affimed N.V. and Silicon Valley Bank (incorporated by reference to exhibit 10.3 of the Affimed N.V. report on Form 6‑K (File no. 001‑36619) filed with the Commission on December 6, 2016).

4.10

Share Pledge Agreement, dated November 30, 2016 between Affimed N.V. and Silicon Valley Bank (incorporated by reference to exhibit 10.4 of the Affimed N.V. report on Form 6‑K (File no. 001‑36619) filed with the Commission on December 6, 2016).

Exhibit No.	Exhibit

4.11

Account Pledge Agreement, dated November 30, 2016 between Affimed N.V. and Silicon Valley Bank (incorporated by reference to exhibit 10.5 of the Affimed N.V. report on Form 6‑K (File no. 001‑36619) filed with the Commission on December 6, 2016).

4.12

Account Pledge Agreement, dated November 30, 2016 between Affimed GmbH and Silicon Valley Bank (incorporated by reference to exhibit 10.6 of the Affimed N.V. report on Form 6‑K (File no. 001‑36619) filed with the Commission on December 6, 2016).

4.13

Security Assignment Agreement, dated November 30, 2016 between Affimed GmbH and Silicon Valley Bank (incorporated by reference to exhibit 10.7 of the Affimed N.V. report on Form 6‑K (File no. 001‑36619) filed with the Commission on December 6, 2016).

4.14

Security Transfer Agreement, dated November 30, 2016 between Affimed GmbH and Silicon Valley Bank (incorporated by reference to exhibit 10.8 of the Affimed N.V. report on Form 6‑K (File no. 001‑36619) filed with the Commission on December 6, 2016).

4.15

Loan Modification Agreement, dated May 31, 2017, between Affimed GmbH and Silicon Valley Bank (incorporated by reference to exhibit 10.1 of the Affimed N.V. report on Form 6‑K (File no. 001‑36619) filed with the Commission on August 1, 2017).

4.16†

Research Collaboration and License Agreement, dated as of August 24, 2018 by and between Affimed GmbH and Genentech, Inc. (incorporated by reference to exhibit 10.1 of the Affimed N.V. report on Form 6‑K (File no. 001‑36619) filed with the Commission on August 27, 2018).

8.1*	List of subsidiaries

12.1*	Certification of Principal Executive Officer pursuant to 17 CFR 240.13a‑14(a).

12.2*	Certification of Principal Financial and Accounting Officer pursuant to 17 CFR 240.13a‑14(a).

13.1*	Certification of Principal Executive Officer pursuant to 17 CFR 240.13a‑14(b) and 18 U.S.C. 1350.

13.2*	Certification of Principal Financial and Accounting Officer pursuant to 17 CFR 240.13a‑14(b) and 18 U.S.C. 1350.

15.1*	Consent of KPMG AG Wirtschaftsprüfungsgesellschaft.

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*     Filed herewith

†    Confidential treatment requested as to portions of the exhibit. Confidential materials omitted and filed separately with the Securities and Exchange Commission.

(b)  Financial Statement Schedules

None.

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

April 28, 2020

AFFIMED N.V.

	By:	/s/ Adi Hoess
Name: Adi Hoess
Title: Chief Executive Officer

	By:	/s/ Wolfgang Fischer
Name: Wolfgang Fischer
Title: Chief Operating Officer

Report of Independent Registered Public Accounting Firm

To the Shareholders and Supervisory Board of Affimed N.V.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Affimed N.V. and subsidiaries (the Company) as of December 31, 2019 and 2018, the related consolidated statements of comprehensive loss, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2019, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 28, 2020 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Change in Accounting Principle

As discussed in Note 4 to the consolidated financial statements, the Company has changed its method of accounting for leases as of January 1, 2019 due to the adoption of IFRS 16, Leases.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

April 28, 2020

Report of Independent Registered Public Accounting Firm

To the Shareholders and Supervisory Board of Affimed N.V.:

Opinion on Internal Control Over Financial Reporting

We have audited Affimed N.V.’s and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2019 and 2018, the related consolidated statements of comprehensive loss, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes (collectively, the consolidated financial statements), and our report dated April 28, 2020 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG AG Wirtschaftsprüfungsgesellschaft

Mannheim, Germany

April 28, 2020

Affimed N.V.

Consolidated statements of comprehensive loss

(in € thousand)

	Note	2019	2018	2017
Revenue	6	21,391	23,735	2,010
Other income - net	7	290	1,515	205
Research and development expenses	8	(43,791)	(35,148)	(21,489)
General and administrative expenses	9	(10,266)	(9,638)	(7,986)

Operating loss		(32,376)	(19,536)	(27,260)

Finance income / (costs) - net	11	15	60	(2,983)

Loss before tax		(32,361)	(19,476)	(30,243)

Income taxes	12	(4)	(1)	20

Loss for the period		(32,365)	(19,477)	(30,223)

Other comprehensive income / (loss) Items that will not be reclassified to profit or loss
Equity investments at fair value OCI - net change in fair value	13	(632)	(4,731)	0

Other comprehensive income / (loss)		(632)	(4,731)	0

Total comprehensive loss		(32,997)	(24,208)	(30,223)

Loss per share in € per share		(0.50)	(0.32)	(0.69)

(undiluted = diluted)

Weighted number of common shares outstanding		64,242,396	60,514,407	43,746,073

The Notes are an integral part of these consolidated financial statements.

Affimed N.V.

Consolidated statements of financial position

(in € thousand)

	Note	December 31, 2019	December 31, 2018
ASSETS
Non-current assets
Intangible assets		137	56
Leasehold improvements and equipment		2,291	1,414
Long term financial assets	13	3,193	3,825
Right-of-use assets	21	824	0
		6,445	5,295

Current assets
Cash and cash equivalents		95,234	94,829
Financial assets	14	8,902	13,974
Trade and other receivables	15	1,482	1,429
Inventories		296	260
Other assets		0	387
		105,914	110,879

TOTAL ASSETS		112,359	116,174

EQUITY AND LIABILITIES
Equity
Issued capital		762	624
Capital reserves		270,451	239,055
Fair value reserves		1,962	2,594
Accumulated deficit		(234,508)	(202,144)
Total equity	16	38,667	40,129

Non-current liabilities
Borrowings	19	278	1,690
Contract liabilities	6	37,961	37,512
Lease liabilities	21	272	0
Total non-current liabilities		38,511	39,202

Current liabilities
Trade and other payables		10,674	9,425
Provisions	18	517	0
Borrowings	19	2,105	3,083
Lease liabilities	21	532	0
Contract liabilities	6	21,353	24,335
Total current liabilities		35,181	36,843

TOTAL EQUITY AND LIABILITIES		112,359	116,174

The Notes are an integral part of these consolidated financial statements.

 Affimed N.V.

Consolidated statements of cash flows

(in € thousand)

	Note	2019	2018	2017
Cash flow from operating activities
Loss for the period		(32,365)	(19,477)	(30,223)
Adjustments for the period:
- Income taxes		4	1	(20)
- Depreciation and amortisation		906	403	351
- Net gain from disposal of leasehold improvements and equipment		(5)	25	(19)
- Share based payments	17	2,469	2,035	1,943
- Finance income / costs - net	11	(15)	(60)	2,983
		(29,006)	(17,073)	(24,985)

Change in trade and other receivables		33	(322)	1,140
Change in inventories		(36)	(19)	(44)
Change in other assets		340	121	(399)
Change in trade, other payables, provisions and contract liabilities		(791)	66,856	(1,018)
Cash used in operating activities		(29,460)	49,563	(25,306)
Interest received		628	218	106
Paid interest		(224)	(342)	(349)
Paid income tax		0	(1)	0
Net cash used in operating activities		(29,056)	49,438	(25,549)

Cash flow from investing activities
Purchase of intangible assets		(150)	(30)	(43)
Purchase of leasehold improvements and equipment		(1,324)	(691)	(625)
Cash received from the sale of leasehold improvements and equipment		0	1	35
Cash paid for investments in convertible note and warrants		0	0	(296)
Cash paid for investments in financial assets	14	(45,131)	(14,029)	(13,084)
Cash received from maturity of financial assets		50,945	0	22,063
Cash paid for investments in long term financial assets		0	(861)	0
Net cash used for investing activities		4,340	(15,610)	8,050

Cash flow from financing activities
Proceeds from issue of common shares	16	31,373	25,113	23,123
Transaction costs related to issue of common shares	16	(2,215)	(1,701)	(1,648)
Proceeds from borrowings	19	562	0	2,500
Transaction costs related to borrowings	19	0	0	(11)
Repayment of lease liabilities	21	(405)	0	0
Repayment of borrowings	19	(3,277)	(2,917)	(167)
Cash flow from financing activities		26,038	20,495	23,797

Exchange-rate related changes of cash and cash equivalents		(917)	669	(1,867)
Net changes to cash and cash equivalents		1,322	54,323	6,297
Cash and cash equivalents at the beginning of the period		94,829	39,837	35,407
Cash and cash equivalents at the end of the period		95,234	94,829	39,837

The Notes are an integral part of these consolidated financial statements.

Affimed N.V.

Consolidated statements of changes in equity

(in € thousand)

		Issued	Capital	Fair value	Accumulated	Total
	Note	capital	reserves	reserves	deficit	equity

Balance as of January 1, 2017		333	190,862	0	(152,444)	38,751

Issue of common shares		135	20,922			21,057
Equity-settled share based payment awards			1,943			1,943
Issue of warrant note (loan Silicon Valley Bank)			51			51
Loss for the period					(30,223)	(30,223)
Balance as of December 31, 2017		468	213,778	0	(182,667)	31,579

Revaluation shares Amphivena (first time adoption IFRS 9)				7,325		7,325

Balance as of January 1, 2018		468	213,778	7,325	(182,667)	38,904

Issue of common shares		156	23,171			23,327
Exercise of share based payment awards			71			71
Equity-settled share based payment awards			2,035			2,035
Loss for the period					(19,477)	(19,477)
Other comprehensive income				(4,731)		(4,731)

Balance as of December 31, 2018		624	239,055	2,594	(202,144)	40,129

Balance as of January 1, 2019		624	239,055	2,594	(202,144)	40,129

Issue of common shares	16	138	28,901			29,039
Exercise of share based payment awards	17		26			26
Equity-settled share based payment awards	17		2,469			2,469
Loss for the period					(32,365)	(32,365)
Other comprehensive income	13			(632)		(632)

Balance as of December 31, 2019		762	270,451	1,962	(234,508)	38,667

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

2.          Local exemption rules applied by subsidiaries of the Group

Affimed GmbH, Heidelberg, Germany, makes use of the exemption clause, available under § 264 (3) HGB in 2019. The consolidated financial statements of Affimed N.V. as of and for the year ended 31 December 2019 will be filed in Germany as a supplement to the financial statements of Affimed  GmbH, in order to meet the requirements of the exemption clause available under § 264 (3) HGB in 2019.

3.          Basis of preparation – consolidated financial statements

Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS).

The consolidated financial statements were authorized for issuance by the management board on April 28, 2020.

Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for financial instruments measured at fair value (see note 13) and monetary assets and liabilities denominated in foreign currencies which are translated at period-end exchange rates. The Group did not opt for a valuation of liabilities at fair value through profit or loss.

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

Affimed N.V.

Notes to the consolidated financial statements

Functional and presentation currency

The consolidated financial statements are presented in euro, which is also the functional currency. All financial information presented in euro unless otherwise noted has been rounded to the nearest thousand (abbreviated €) or million (abbreviated € million).

Presentation of consolidated statements of comprehensive loss

As a clinical-stage biopharmaceutical company with a primary focus on research and development activities, cost of sales and gross profit are not considered meaningful measures for Affimed and therefore are not presented. See note 4 for the Group’s accounting policies related to revenue recognition and research and development expenses.

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

Revenue recognition

The Group generates revenues from the provision of research and development services to third parties based on both Group and third party owned intellectual property. Such services are performed on a “best efforts” basis without a guarantee of technological or commercial success. For some research programs, Affimed entered into collaborations with other companies that provide the Group with funding or other resources such as access to technologies. From time to time, the Group also licenses its intellectual property to third parties who use it to develop product candidates.

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

The total consideration is generally allocated to separate performance obligations based on relative stand-alone selling prices. Usually sales prices for research and development activities and licenses are not directly observable or highly variable across customers. Therefore, we use estimation techniques to determine stand-alone selling prices for such services and licenses. The stand-alone selling prices for research activities are

Affimed N.V.

Notes to the consolidated financial statements

determined based on an expected cost plus a margin approach. For licenses of intangible assets where little or no incremental costs are incurred in providing such licenses, a residual approach is used.

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

Platform licenses or intellectual property licenses originally generated by the Group are recognized over time if their nature is to access the intellectual property as it exists throughout the license period. This might be the case when there is significant continuing involvement by the Group. In these cases, revenue is recognized on a straight-line basis until the use of the license by the customer ends.

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

Milestone payments are contingent upon the achievement of contractually stipulated targets. The achievement of these targets or milestones depends largely on meeting specific requirements laid out in the respective agreement. Milestone payments are included in the transaction price when it is highly probable that a significant reversal of revenue recognized will not occur when the uncertainty associated with the milestone is subsequently resolved. In the Group’s view, uncertainty is sufficiently resolved only when the milestone is reached. Reaching a milestone will result in a cumulative catch up of revenue for the performance to date.

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

The Group’s share-based payment awards outstanding as of December 31, 2018 and 2019, are classified as equity-settled share-based plans. The fair value of share-based equity-settled awards granted to employees is measured at grant date and compensation cost is recognized over the vesting period with a corresponding increase in equity. Share-based payment awards with non-employees are measured and recognized when services are received. Fair value is estimated using the Black-Scholes-Merton formula. The formula determines the value of an option based on input parameters like the value of the underlying instrument, the exercise price, the expected volatility of share price returns, dividends, the risk-free interest rate, the expected forfeiture rate and the time to maturity of the option. The number of stock options expected to vest is estimated at each measurement date.

(iii)Termination benefits

Termination benefits are expensed when the Group can no longer withdraw the offer of those benefits. If benefits are not expected to be settled wholly within 12 months of the reporting date, then they are discounted.

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

Leases

Policy applicable from 1 January 2019

Affimed recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred. Subsequently, the right-of-use asset is  depreciated using the straight-line method from the commencement date to the end of the

Affimed N.V.

Notes to the consolidated financial statements

lease term. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain re-measurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, Affimed’s incremental borrowing rate. Generally, Affimed uses its incremental borrowing rate as the discount rate.

The Group determines the incremental borrowing rate by obtaining interest rates from various external financing sources and makes certain adjustments to reflect the terms of the lease and the type of the asset leased.

The lease liability is subsequently  measured at amortized cost using the effective interest method. It is re-measured when there is a change in future lease payments arising from a change in an index or rate, a change in the estimate of the amount expected to be payable under a residual value guarantee, or as appropriate, changes in the assessment of whether a purchase or extension option is reasonably certain to be exercised or a termination option is reasonably certain not to be exercised.

Affimed has elected not to recognize right-of-use assets and lease liabilities for some short-term leases (leases with less than 12 months of lease term) and right-of-use assets and liabilities for leases of low value assets. Lease payments associated with these leases are recognized as an expense on a straight-line basis over the lease term.

Policy applicable before 1 January 2019

Payments made under operating leases are recognized in profit or loss on a straight-line basis over the term of the lease.

For impact on transition please refer to “New standards and interpretations applied for the first time” below.

Finance income and finance costs

Finance income comprises interest income from interest bearing bank deposits. Interest income is recognized as it accrues using the effective interest method.

Finance costs comprise primarily interest expense on borrowings.

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

Affimed N.V.

Notes to the consolidated financial statements

Cash and cash equivalents comprise cash balances and call deposits with original maturities of three months or less.

The Group holds preferred shares in Amphivena designated at fair value through other comprehensive income (see note 13).

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

The Group entered into certain loan agreements pursuant to which it issued warrants to purchase common shares of the Group at the option of the respective holders (see note 19). The number of shares to be issued does not vary with changes in their fair value.

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

All receivables are assessed for specific impairment. Losses are recognized in profit or loss and reflected in an allowance account against receivables. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss. No impairments or reversals of impairments were recognized in 2017, 2018 or 2019.

Affimed N.V.

Notes to the consolidated financial statements

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

The carrying amount of all trade and other receivables, certificates of deposit, cash and cash equivalents and trade and other payables is a reasonable approximation of the fair value and therefore information about the fair values of those financial instruments has not been disclosed. The measurement of the fair value of the shares held by the group and note disclosure for the fair value of a loan (financial liability) is based on level 2 measurement procedures (see notes 13 and 19).

Affimed N.V.

Notes to the consolidated financial statements

Loss per share

Loss per common share is calculated by dividing the loss of the period by the weighted average number of common shares outstanding during the period.

The Group has granted warrants under certain loan agreements (see note 19) and options under share-based payment programs (see note 17) which potentially have a dilutive effect; no instruments actually had a dilutive effect.

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

On April 20, 2018, Affimed issued 240,000 options under its share-based-payment program, the vesting of which deviates from the standard 3year vesting scheme and depends upon a market parameter, which is the average price of Affimed shares during a certain period of time as described in note 17. Incorporating the market condition in the fair value estimate requires the use of a simulation technique (Monte Carlo simulation), which implies a higher uncertainty with regard to the estimated fair value. The Group determined the fair value of the awards at grant date to be €133.

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

Affimed N.V.

Notes to the consolidated financial statements

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

The Group holds preferred shares in Amphivena classified as equity instruments at fair value through other comprehensive income (level 2) and  recognized as a long-term financial asset. As Amphivena is not a public company substantial judgment was required in estimating the fair value as at December 31, 2019 (see note 13). The Group based its judgment on information available for the valuation of the shares of Amphivena in its latest private financing in September 2019.

(v)	Lease payments

Affimed has applied judgement to determine the lease term for some lease contracts in which it is a lessee that include renewal options. The assessment of whether Affimed is reasonably certain to exercise such options impacts the lease term, which significantly affects the amount of lease liabilities and right-of-use assets recognized. As at December 31, 2019, no renewal options were incorporated into the determining the lease term.

(vi)	Provisions

In the second quarter of 2019, Affimed decided to terminate the Phase 1 clinical program of AFM11, a CD19/CD3-targeting bispecific T cell engager as a part of its strategic plans (see note 18).

New standards and interpretations applied for the first time

The following amendments to standards and new or amended interpretations are effective for annual periods beginning on or before January 1, 2019, and have been applied in preparing these financial statements:

Standard/interpretation	Effective Date [1]
IFRS 16 Leases	January 1, 2019
Amendments to IFRS 9: Prepayment Features with Negative Compensation	January 1, 2019
Amendments to IAS 28: Long-term Interests in Associates and Joint Ventures	January 1, 2019
Annual Improvements to IFRS Standards 2015‑2017 Cycle	January 1, 2019
Amendments to IAS 19: Plan Amendment, Curtailment or Settlement	January 1, 2019
IFRIC 23 Uncertainty over Income Tax Treatments	January 1, 2019

1  Shall apply for periods beginning on or after the date shown in the effective date column.

Affimed N.V.

Notes to the consolidated financial statements

Affimed has applied IFRS 16 using the modified retrospective approach, under which the cumulative effect of initial application is recognized in retained earnings as of January 1, 2019. Accordingly, any comparative information presented for any periods in 2018 and 2017 has not been restated – i.e. it is presented, as previously reported, under IAS 17 and related interpretations. The nature and effect of the application of IFRS 16 are summarized below. The other amendments had no effect on the consolidated financial statements of the Company.

The new standard specifies how to recognize, measure, present and disclose lease agreements. The standard provides a single lessee accounting model, requiring lessees to recognize right-of-use assets representing its rights to use the underlying assets and lease liabilities representing its obligation to make lease payments. Lessor accounting remains similar to previous accounting policies.

Under IAS 17, Affimed determined at contract inception whether an arrangement was or contained a lease under IFRIC 4 ´Determining Whether an Arrangement contains a Lease´. Under IFRS 16, Affimed now assesses whether a contract is or contains a lease based on the new definition of a lease. This definition says that a contract is or contains a lease if the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration.

Transition

On transition to IFRS 16, Affimed elected to apply the practical expedient to grandfather the assessment of which transactions are leases. It applied IFRS 16 only to contracts that were previously identified as leases. Contracts that were previously not identified as leases were not reassessed.

As a lessee, Affimed previously classified leases as operating or finance leases based on its assessment of whether the lease transferred substantially all of the risks and rewards of ownership. Under IFRS 16, Affimed recognizes right-of-use assets and lease liabilities for most leases – i.e. these leases are on-balance sheet.

At transition, for leases classified as operating leases under IAS 17, lease liabilities were measured at the present value of the remaining lease payments, discounted at the Company’s incremental borrowing rates for similar assets as of January 1, 2019. Right-of-use assets are measured at an amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments.

On transition to IFRS 16, the Company recognized additional right-of-use assets, including property, plant and equipment and additional lease liabilities. The impact on transition is summarized below.

January 1, 2019
Right-of-use assets	717
Lease liabilities	717

The Group discounted lease payments using a weighted average discount rate of 4.05% as of January 1, 2019.

In relation to those leases under IFRS 16, Affimed has recognized depreciation and interest costs, instead of operating lease expense. In 2019, the Group recognized depreciation expense for right-of-use assets of €385 and interest cost related to the lease liability of €24 instead of operating lease expense of €406.

The transition between operating lease commitments disclosed applying IAS 17 as of December 31, 2018 and the lease liabilities recognized in the statement of financial position at the date of initial application, January 1, 2019, is shown below.

Affimed N.V.

Notes to the consolidated financial statements

January 1, 2019
Operating lease commitment as of December 31, 2018	1,154
Recognition exemption for short-term leases	(98)
Payments for incidental rental costs and other rental payments (Not part of the lease)	(312)
Discounting using the incremental borrowing rate as of January 1, 2019	(27)
Lease liabilities as of January 1, 2019	717

New standards and interpretations not yet adopted

The following new standards and amendments to standards are effective for annual periods beginning after December 31, 2019, and have not been applied in preparing these consolidated financial statements.

Standard/interpretation	Effective Date [1]
Amendments to References to the Conceptional Framework	January 1, 2020
Amendments to IAS 1 and IAS 8: Definition of Material	January 1, 2020
Amendments to IFRS 9, IAS 39 and IFRS 7: Interest Rate Benchmark Reform	January 1, 2020
Amendments to IFRS 3 Business Combination	January 1, 2020

1 Shall apply for periods beginning on or after the date shown in the effective date column.

The amended standards are not expected to have a significant effect on the consolidated financial statements of the Group.

5.          Segment reporting

(i)	Information about reportable segment

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

	2019	2018	2017
Revenue:
Germany	0	31	80
Europe	1,646	1,175	1,236
USA	19,745	22,529	694
	21,391	23,735	2,010

Non-current assets as of December, 31:
Germany	2,017	1,224	957
Czech Republic	870	246	221

Affimed N.V.

Notes to the consolidated financial statements

USA	3,558	3,825	0
	6,445	5,295	1,178

(iii)	Major Customers

In 2018 and 2019, the Group’s revenue with Genentech Inc. exceeded 10% of total revenues. For the year ended December 31, 2017, the Group’s revenue with four customers exceeded 10% of total revenues.

6.          Revenue

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

During the year ended December 31, 2017, the Company recognized revenue upon achievement of milestones and for the performance of research and development services totaling €0.2 million.

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

During the years ended December 31, 2017 and 2018, the Group achieved several milestones and recognized revenue totaling €0.2 million and €0.2 million, respectively. Open milestones as at December 31, 2019 are expected to have no significant impact on future revenues.

Collaboration with Genentech Inc.

In August 2018, Affimed entered into a strategic collaboration agreement with Genentech Inc., headquartered in South San Francisco, USA. Under the terms of the agreement Affimed is providing services related to the

Affimed N.V.

Notes to the consolidated financial statements

development of novel NK cell engager-based immunotherapeutics to treat multiple cancers. The Genentech agreement became effective at the beginning of October 2018. Under the terms of the agreement, Affimed received $96.0 million (€83.2 million) in an initial upfront payment and committed funding on October 31, 2018. The Group recognized €19.7 million as revenue in 2019 (2018: €21.8 million) and €59.3 million (December 31, 2018: €61.4 million) under contract liabilities, which will be recognized as revenue in subsequent periods as services are provided.

Under the terms of the agreement, Affimed is eligible to receive up to an additional $5.0 billion over time, including payments upon achievement of specified development, regulatory and commercial milestones. Affimed is also eligible to receive royalties on any potential sales.

Research service agreements

The Group, through its subsidiary AbCheck has entered into certain research service agreements. These research service agreements provide for non-refundable upfront technology access research funding or capacity reservation fees and milestone payments. The Group recognized revenue of €1.7 million, €1.7 million and €1.6 million during the years ended December 31, 2019, 2018 and 2017 respectively.

Contract balances

The following table provides information about receivables and contract liabilities from contracts with customers.

	December 31, 2019	December 31, 2018
Receivables	204	210
Contract liabilities	59,314	61,847

An amount of €14,795 that was recognized in contract liabilities at the beginning of the period was recognized as revenue during the period ended December 31, 2019 (2018: €230).

The remaining performance obligations at December 31, 2019 are approximately €59.3 million and are expected to be recognized as revenue to a large extent over the next two years.

Disaggregation of revenue

	2019	2018	2017
Major service lines:
Collaboration revenue	19,685	22,018	390
Service revenue	1,706	1,717	1,620
	21,391	23,735	2,010

Revenue:
Point in time	5,783	21,863	233
Over time	15,608	1,872	1,777
	21,391	23,735	2,010

7.          Other income and expenses - net

Other income and expenses, net mainly comprises foreign exchange gains of €251 (2018: €1,523, 2017: losses of €7). Income from government grants for research and development projects amounted to €19 in 2019, €10 in 2018 and €195 in 2017.

Affimed N.V.

Notes to the consolidated financial statements

8.          Research and development expenses

The following table shows the different types of expenses allocated to research and development costs for the years ended December 31:

	2019	2018	2017
Third-party services	27,338	22,127	12,299
Personnel expenses	10,154	8,055	5,639
Legal, consulting and patent expenses	1,983	1,672	890
Cost of Materials	1,547	1,140	994
Amortisation and depreciation	725	351	309
Other expenses	2,044	1,804	1,358
	43,791	35,148	21,489

9.          General and administrative expenses

The following table shows the different types of expenses allocated to general and administrative costs for the years ended December 31:

	2019	2018	2017
Personnel expenses	5,357	4,929	4,521
Legal, consulting and audit expenses	3,055	2,881	1,945
Other expenses	1,853	1,828	1,520
	10,266	9,638	7,986

10.          Employee benefits

The following table shows the items of employee benefits for the years ended December 31:

	2019	2018	2017
Wages and salaries	11,587	10,027	7,475
Social security costs	1,620	1,092	931
	13,207	11,119	8,406

The employer’s contributions to pension insurance plans of €696 (2018: €502, 2017: €438) are classified as payments under a defined contribution plan, and are recognized as an expense.

11.        Finance income and finance costs

The following table shows the items of finance income and costs for the years ended December 31:

	2019	2018	2017
Interest SVB Loan Agreement (see note 19)	(483)	(847)	(690)
Foreign exchange differences	(175)	651	(2,378)
Interest on certificates of deposit with maturities of more than three months	602	5	77
Other finance income/finance costs - net	71	251	8
	15	60	(2,983)

Affimed N.V.

Notes to the consolidated financial statements

12.        Income taxes

The Group did not incur any material income tax in the periods presented. As of December 31, 2019, deferred tax assets from differences resulting from intangible assets (€283; 2018: €415), trade and other receivables (€243; 2018: €334), borrowings (€70; 2018: €0), lease liabilities (€121; 2018: €0) and trade and other payables (€23; 2018: €27) have not been recognized as deferred tax assets as no sufficient future taxable profits or offsetting deferred tax liabilities are available. As of December 31, 2019 deferred tax liabilities from temporary differences result mainly leasehold improvements and equipment and right-of-use assets (€226; 2018: €0), long term financial assets (€1,218; 2018: €774) and contract liabilities (€308; 2018: €0). Deferred tax liabilities are not recognized as there is an excess of deferred tax assets over deferred tax liabilities.

A reconciliation between actual income taxes and the expected tax benefit from the loss before tax multiplied by the Group’s applicable tax rate is presented below for the years ended December 31:

	2019	2018	2017
Loss before tax	(32,361)	(19,476)	(30,243)
Income tax benefit at tax rate of 29.825%	9,652	5,809	9,020
Adjustments of deferred tax assets	(9,822)	(5,318)	(9,036)
Permanent differences	(29)	(462)	(93)
Adjustments for local tax rates	5	(34)	195
Non deductible expenses	(43)	(53)	16
Other	233	57	(82)
Income taxes	(4)	(1)	20

In Germany, Affimed has tax losses carried forward of €199.2 million (2018: €166.2 million) for corporate income tax purposes and of €198.4 million (2018: €165.4 million) for trade tax purposes that are available indefinitely for offsetting against future taxable profits of that entity. Restrictions on the utilization of tax losses in case of a change of control of ownership in Affimed were mitigated by the enactment of the Economic Growth Acceleration Act (Wachstumsbeschleunigungsgesetz 2009). According to the provisions of this act unused tax losses of a corporation as at the date of a qualified change in ownership are preserved to the extent they are compensated by an excess of the fair value of equity for tax purposes above its carrying amount of the Group. The maximum amount of tax losses at risk of being lost due to ownership changes is approximately €59 million. Deferred tax assets have not been recognized in respect of any losses carried forward as no sufficient taxable profits of Affimed are expected.

Tax losses of Abcheck s.r.o. amount to €296 as at December 31, 2019 (2018: €423).

13.        Long term financial assets

The Company holds preferred shares in Amphivena recognized at their fair value of €3.2 million (2018: €3.8 million). The Company recognized losses from the change in fair value of €0.6 million in other comprehensive income in 2019 (2018: €4.7 million).

14.        Financial assets

Financial assets contain of U.S. Dollar denominated certificates of deposit with original maturities of more than three months. As of December 31, 2019, the fair value (level 1) of the financial assets did not differ significantly from its carrying amount.

Affimed N.V.

Notes to the consolidated financial statements

15.        Trade and other receivables

The trade receivables as of December 31, 2019 and 2018, of €204 and €210, respectively, are all due in the short-term, do not bear interest and are not impaired. Other receivables are all due short-term and mainly comprise value-added tax receivables of €453 (2018: €839).

16.        Equity

As of December 31, 2019, the share capital of €762 (2018: €624) is composed of 76,249,901 (2018: 62,430,106) common shares with a par value of €0.01.

On November 13, 2019,  the Group issued 13,800,000 common shares in a public offering at a price of $2.50 per common share resulting in aggregate net proceeds of €29.5 million.

As at 31, December 2019 and 2018, the authorized share capital amounted to €3,200 consisting of 155,975,000 common shares and 155,975,000 cumulative preference shares, each with a par value of €0.01 per share.

17.        Share based payments

In 2014, an equity-settled share-based payment program was established by Affimed N.V. (ESOP 2014).

Under this program, the Group granted awards to certain members of the Management Board, the Supervisory Board, non-employee consultants and employees.

Share based payments with service condition

The majority of the awards vest in installments over three years and can be exercised up to 10 years after the grant date. In 2019 and 2018, the Group granted 1,736,803 awards and 2,332,296 awards to employees, the Management Board and Supervisory Board.

In 2019, 357,879 ESOP 2014 awards were cancelled or forfeited due to termination of employment or termination of consulting agreements with non-employees (2018: 424,688), and 19,795 options were exercised at an average exercise price of $1.54 (2018: 40,038 ESOP 2014 awards at an average exercise price of $1.98).

As of December 31, 2019, 7,307,567 ESOP 2014 awards were outstanding (December 31, 2018: 5,948,438), 4,773,840 awards (December 31, 2018:  2,814,547) were vested. The options outstanding at December 31, 2019 had an exercise price in the range of $1.30 to $13.47 (2018: $1.30 to $13.47) and weighted average remaining contractual life of 8.9 years (2018: 9.3 years). In 2019 and 2018, the Group estimated an annual forfeiture rate of 4.0% for unvested options.

Share based payments with market condition

On April 20, 2018, Affimed issued 240,000 options, of which each grant consists of three tranches that vest when the volume-weighted average share price (measured based on Affimed closing share prices over the preceding fifteen trading days) reaches a certain hurdle ($6.15,  $8.20 and $10.25). Fair value of the awards at grant date amounts to €133  ($164 thousand) and the contractual life time of the options is two years. As at December 31, 2019 no options were exercisable. Fair value was determined using the Monte Carlo Simulation.

Share based payment expense

In 2019, an expense of €2,469 was recognized affecting research and development expenses (€904) and general and administrative expenses (€1,565). In 2018, an expense of €2,035 was recognized affecting

Affimed N.V.

Notes to the consolidated financial statements

research and development expenses (€852) and general and administrative expenses (€1,183). In 2017, an expense of €1,943 was recognized affecting research and development expenses (€522) and general and administrative expenses (€1,421).

Fair value measurement

The fair value of options was determined using the Black-Scholes valuation model. The significant inputs into the valuation model of share based payment grants with service conditions are as follows (weighted average):

	2019	2018
Fair value at grant date	$2.10	$1.20
Share price at grant date	$1.44	$1.91
Exercise price	$1.44	$1.92
Expected volatility	82%	72%
Expected life	5.9	5.9
Expected dividends	0.00	0.00
Risk-free interest rate	2.09%	0.34%

Expected volatility is estimated based on the observed daily share price returns of a peer group measured over a historic period equal to the expected life of the awards.

18.        Provisions

In 2019, the group recognized costs related to the termination of the AFM 11 program totalling to €1.4 million, whereof €0.9 million were already incurred in 2019 and estimated costs of €0.5 million expected to incur in 2020 were recognized in provisions.

19.        Borrowings

Silicon Valley Bank

On November 30, 2016, Affimed entered into a loan agreement with Silicon Valley Bank (the “SVB loan”) which provides the Group with a senior secured term loan facility originally for up to €10.0 million, which agreement was amended in May 2017 to provide that such amount would be available in three tranches. In December 2016, the Group drew an initial tranche of €5.0 million and in May 2017, a second tranche of €2.5 million; the availability of a third tranche of €2.5 million expired in September 2017 with such amount remaining undrawn.

Finance costs comprise the interest rate of one-month EURIBOR plus an applicable margin of 5.5%, with a floor of 5.5%, related one-time legal and arrangement fees of €236 and a final payment fee equal to 10% of the total principal amount to be paid with the last instalment. Pursuant to the loan agreement, the Group also granted the lender 166,297 and 53,395 warrants with an exercise price of $2.00 and $2.30 per share, respectively. Each warrant can be used to purchase common shares of Affimed at the respective exercise price for a period of ten years from the grant date. The fair value of the warrants of €192 less deferred taxes and transaction costs of €81 and €8, respectively, was recorded as an addition to capital reserves in equity. The fair value of the warrants was determined using the Black-Scholes-Merton valuation model, with an expected volatility of 75‑80% and an expected exercise period of five years to exercise of the warrant. The contractual maturity of the warrants is ten years.

The loan is secured by a pledge of 100% of Group’s ownership interest in Affimed GmbH, all intercompany claims owed to Affimed N.V. by its subsidiaries, and collateral agreements for all bank accounts, inventory,

Affimed N.V.

Notes to the consolidated financial statements

trade receivables and other receivables of Affimed N.V. and Affimed GmbH recognized in the consolidated financial statements with the following book values:

	Book value as of December 31,		Book value as of December 31,
	2019		2018
	Consolidated	thereof	Consolidated
	financial	assets	financial	thereof assets
	statements	pledged	statements	pledged
Leasehold improvements and equipment	2,291	1,503	1,414	1,174
Inventories	296	247	260	235
Trade and other receivables	1,482	864	1,429	1,007
Other assets	0	0	387	—
Financial assets	8,902	8,902	13,974	13,974
Cash and cash equivalents	95,234	93,606	94,829	92,933
	108,205	105,122	112,293	109,323

As of December 31, 2019 and 2018, the fair value of the liability did not differ significantly from its carrying amount (€2,013 and €4,773). The loan has a maturity date of May 31, 2020, repayment started in December 2017 with amortized payments of principal and interest in equal monthly installments. As of December 31, 2019, €2,013 (2018: €3,083) were classified as current liabilities.

UniCredit Leasing CZ

In April 2019, the Group entered into a loan agreement with UniCredit Leasing CZ for €562. After an initial instalment of €127 in the second quarter of 2019, repayment is effected in monthly instalments of €8 until November 2023. As at December 31, 2019, an amount of €368 was outstanding, of which €91 was classified as current liabilities. As of December 31, 2019, the fair value of the liability did not differ significantly from its carrying amount.

Reconciliation to cash flows from financing

Movements of liabilities reconcile to cash flows arising from financing activities as follows:

	2019	2018
Balance as of January 1	4,773	7,169
Changes from financing cash flows
Proceeds from borrowings	562	0
Repayment of borrowings	(3,277)	(2,917)
	(2,715)	(2,917)
Other Changes
Capitalized borrowing costs	489	847
Interest paid	(164)	(326)
	325	531
Balance as of December 31, 2019	2,383	4,773

20.        Trade and other payables

Trade and other payables comprise trade payables of €10,249 (2018: €8,482). Other payables mainly comprise payroll and employee related liabilities for withholding taxes and social security contributions of €801 (2018: €885) and payables due to employees for unused holidays and other accruals. Other payables are normally settled within 30 days.

Affimed N.V.

Notes to the consolidated financial statements

21.        Leases

Affimed presents right-of-use assets for offices, laboratories and vehicles leased in a separate line item from the line item “Leasehold improvements and equipment” that presents other assets of the same nature that Affimed owns. The agreements have an average non-cancellable term of between one and four years with renewal options included in some contracts. For equipment leased with contract terms that are short term and/or leases of low-value items the Group has elected not to recognize right-of-use assets and lease liabilities for these leases.

The carrying amounts of right-of-use assets reconcile as follows:

	Carrying amount
	Buildings	Cars	Total
Balance as of January 1, 2019	695	22	717
Depreciation charge for the year	(371)	(13)	(384)
Additions to right-of-use assets	492	0	492
Balance as of December 31, 2019	816	9	824

Cash outflow related to leases are as follows:

2019
Repayment of lease liabilities	405
Interest on lease liabilities	24
Short-term lease payments	66
Cash outflow from leasing	495

In 2018 and 2017, lease expenses of €562 and €472 have been recognized in the consolidated statement of comprehensive income.

Future contractually agreed undiscounted lease payments are as follows:

	2019: Leases under IFRS 16	2018: Operating Leases under IAS 17
Payments within one year	553	675
Payments between one and five years	276	541
	829	1,216

Movements of lease liabilities reconcile to cash flows arising from financing activities as follows:

2019
Balance as of January 1	717
Changes from financing cash flows
Repayment of lease liabilities	(405)
(405)
Other Changes
New lease contracts	492
492
Balance as of December 31, 2019	804

Affimed N.V.

Notes to the consolidated financial statements

22.        Other commitments and contingencies

Commitments

The Group has entered into agreements for the use of licenses. In 2019, license fees of €92 have been recognized in consolidated statement of comprehensive income (2018: €124, 2017: €174), related future payment obligations under non-cancellable fees amount to €25.

Contingencies

Affimed has entered into various license agreements that contingently trigger payments upon achievement of certain milestones and royalty payments upon commercialization of a product in the future.

23.        Related parties

(i)	Shareholders

As of December 31, 2019 and 2018, no shareholder holds more than 20% of the voting rights.

(ii)	Transactions with key management personnel

The compensation of managing directors and other key management personnel comprised of the following:

	2019	2018	2017
Short-term employee benefits	2,598	2,683	1,538
Termination benefits	264	0	0
Share-based payments	1,738	1,229	1,379
	4,600	3,912	2,917

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

The supervisory directors of Affimed N.V. received compensation for their services on the supervisory board of €382 (2018: €382; 2017: €375). In 2019, the Group recognized expenses for share-based payments for supervisory board members of €243 (2018: €117, 2017: €144).

Affimed N.V.

Notes to the consolidated financial statements

The following table provides the total amounts of outstanding balances for supervisory board compensation and expense reimbursement related to key management personnel:

	Outstanding balances
	December 31,	December 31,
	2019	2018
Adi Hoess	5	0
Wolfgang Fischer	1	0
Martin Treder	0	9
Leila Alland	0	40
Thomas Hecht	26	21
Mathieu Simon	9	0
Berndt Modig	9	10
Ferdinand Verdonck	11	11
Ulrich Grau	21	21
Bernhard Ehmer	20	17

24.        Financial risk management

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

The Group’s financial assets comprise to a large extent cash and cash equivalents. In addition, financial assets include shares, certificates of deposit, trade and other receivables. The total carrying amount of shares (€3.2 million, 2018: €3.8 million) cash and cash equivalents  (€95.2 million, 2018: €94.8 million), trade and other receivables (€1.5 million, 2018: €1.4 million), and certificates of deposit (€8.9 million, 2018: €14.0 million), represents the maximum credit exposure of €108.8 million (2018: €114.1 million).

The cash and cash equivalents and certificates of deposit are held with banks, which are rated BBB+ to AA- based on Standard & Poor’s and Moody’s.

(iii)	Interest rate risk

The Group’s interest rate risk arises from cash accounts and long-term borrowings at variable rates.

Affimed entered into the SVB loan pursuant to which the Group borrowed €7.5 million with an outstanding balance of €2.0 million as at December 31, 2019, with a variable interest rate of an annual rate of 5.5% plus one-month EURIBOR, with EURIBOR deemed to equal zero percent if EURIBOR is less than zero percent. The Group does not expect the EURIBOR to exceed the floor of 0% within the foreseeable future, and considers the interest risk to be low.

Affimed N.V.

Notes to the consolidated financial statements

Market interest rates on cash and cash equivalents as well as on term deposits were low in 2019, resulting in interest income of €715 in 2019. A shift in interest rates (increase or decrease) would not have a material impact on the loss of the Group.

(iv)	Other price risks

The fair value of the shares in Amphivena depends on the share price. The total exposure of the Group amounts to €3.2 million.

(v)	Foreign currency risk

Foreign exchange risk arises when future commercial transactions or recognized assets or liabilities are denominated in a currency that is not the entity’s functional currency.

The Group’s entities are exposed to Czech Koruna (CZK) and US Dollars (USD) and British Pound (GBP). The net exposure as of December 31, 2019 was €56,531 (2018: €47,524) and mainly relates to US Dollars.

In 2019, if the Euro had weakened/strengthened by 10% against the US dollar with all other variables held constant, the loss would have been €5,677 (2018: €4,787) higher/lower, mainly as a result of foreign exchange gains/losses on translation of US dollar-denominated financial assets. The Group considers a shift in the exchange rates of 10% as a realistic scenario.

Loss is more sensitive to movement in exchange rates shifts in 2019 than in 2018 because of the increased volume of US dollar-denominated transactions.

The following significant exchange rates have been applied during the year:

	2019	2018	2017
	CZK or USD	CZK or USD or	CZK or USD or
	or GBP/EUR	GBP/EUR	GBP/EUR
CZK - Average Rate	0.03896	0.03899	0.03799
CZK - Spot rate	0.03936	0.03887	0.03916

USD - Average Rate	0.89326	0.84674	0.88519
USD - Spot rate	0.89015	0.87336	0.83382

GBP - Average Rate	1.1393	1.13031
GBP - Spot rate	1.1754	1.11791

(vi)	Liquidity risk

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

Affimed N.V.

Notes to the consolidated financial statements

In 2017 and 2018 and 2019, Affimed raised significant funding that it estimates will enable the Group to fund operating expenses and capital expenditure requirements at least into the fourth quarter of 2021.

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

In 2019,  the Group issued 13,800,000 common shares in a public offering at a price of $2.50 per common share resulting in aggregate net proceeds of €29.5 million (see note 16).

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

25.        Subsequent events

The Company announced early February 2020 that Dr. Florian Fischer, Chief Financial Officer (CFO) of Affimed, passed away. Affimed has commenced a process for a new permanent CFO. As part of the transition, Harry Welten will assume the operating responsibilities as CFO advisor to Affimed during the search and will continue to operate in that capacity until a permanent successor has been appointed.

In addition, the Company announced the appointment of Dr. Andreas Harstrick as Chief Medical Officer, starting in March 2020 and the appointment of Dr. Arndt Schottelius as Chief Scientific Officer, effective April 2020.

As circumstances around the COVID-19 pandemic continue to rapidly evolve, the Group is continuously assessing possible effects on its clinical trials and adapting the risk mitigation measures implemented. Affimed is closely monitoring and adhering to relevant federal and local guidelines on COVID-19 to ensure the safety and health of its global workforce and help limit the spread of COVID-19, while maintaining business continuity. The Group has taken mitigation steps to ensure that drug supply and other trial-related materials are ready and available for the patients enrolled in its clinical trials. Due to the ongoing assessment of the potential impact of the COVID-19 pandemic on patient enrollment and site activation in its clinical studies, Affimed will update trial timelines after it has more visibility on the length and extent of the COVID-19 crisis.