Form 20-F
period 2020-12-31
Affimed N.V.
filed 2021-04-15
CIK 1608390

Use these links to rapidly review the document

Index to consolidated financial statements

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2020.
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to .
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report                    .

Commission file number: 001-36619

AFFIMED N.V. (Exact name of Registrant as specified in its charter)

The Netherlands (Jurisdiction of incorporation or organization)	Technologiepark, Im Neuenheimer Feld 582 69120 Heidelberg, Germany, (+49) 6221-6743-60 (Address of principal executive offices)	Adi Hoess, Chief Executive Officer
Tel: (+49) 6221-6743-60
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

None (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital stock or common stock as of the close of the period covered by the annual report.

Common shares: 98,287,333

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

☐ Yes    ☒ No (not required)

Indicate by check mark whether the registrant is a large, accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of "large, accelerated filer," "accelerated filer," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐	Accelerated Filer ☒	Non-accelerated Filer ☐	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attention to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17    ☐ Item 18

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes    ☒ No

i

        Unless otherwise indicated or the context otherwise requires, all references in this Annual Report on Form 20-F (the "Annual Report") to "Affimed N.V." or "Affimed," the "Company," "we," "our," "ours," "us" or similar terms refer to Affimed N.V., together with its subsidiaries.

TRADEMARKS

        ROCK® ("Redirected Optimized Cell Killing") and ICE® ("Innate Cell Engager") are our registered trademarks.The trademarks, trade names and service marks appearing in this Annual Report are property of their respective owners.

 CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND RISK FACTOR SUMMARY

        This Annual Report contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this Annual Report can be identified by the use of forward-looking words such as "anticipate," "believe," "could," "expect," "should," "plan," "intend," "will," "estimate" and "potential," among others.

        Forward-looking statements appear in a number of places in this Annual Report and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management's beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section "Item 3. Key Information—D. Risk factors" in this Annual Report. These risks and uncertainties include factors relating to:

  •
  our operation as a development stage company with a history of operating losses; as of December 31, 2020, our accumulated deficit was €275.9 million;

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

  •
  our dependence on the success of AFM24 and AFM13 (which are still in clinical development) and certain of our other product candidates, each of which may eventually prove to be unsuccessful or commercially not viable;

  •
  uncertainty surrounding whether any of our product candidates will gain regulatory approval, which is necessary before they can be commercialized;

  •
  the outcome of any discussions we may enter regarding acquisitions, dispositions, partnerships, license transactions or changes to our capital structure, including our receipt of any milestone payments or royalties or any future securities offerings;

  •
  the chance that we may become exposed to costly and damaging liability claims resulting from the testing of our product candidates in the clinic or after they become commercial products;

  •
  if our product candidates obtain regulatory approval, our being subject to expensive ongoing obligations and continued regulatory oversight;

  •
  enacted and future legislation may increase the difficulty and cost for us to obtain marketing approval and commercialization;

  •
  future legislation may materially impact our ability to realize revenue from any approved and commercialized products;

  •
  the chance that our products may not gain market acceptance, in which case we may not be able to generate product revenues;

  •
  our reliance on our current strategic relationships with LLS, the MD Anderson Cancer Center, Genentech, Roivant, Artiva and NKGen Biotech (formerly known as NKMax America), and the potential failure to enter into new strategic relationships;

  •
  our reliance on third parties to conduct our nonclinical and clinical trials and on third-party, single-source suppliers to supply or produce our product candidates;

  •
  our ability to scale-up manufacturing processes of our product candidates and reduce the cost of manufacturing our product candidates in advance of any commercialization;

  •
  our future growth and ability to compete, which depends on retaining our key personnel and recruiting additional qualified personnel;

  •
  the length and severity of the COVID-19 outbreak and its impact on our business, including our supply chain, clinical trials and operations; and

  •
  other risk factors discussed under "Item 3. Key Information—D. Risk Factors."

        Our actual results or performance could differ materially from those expressed in, or implied by, any forward-looking statements relating to those matters. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on our results of operations, cash flows or financial condition. Additionally, some of the risks and uncertainties identified above may be amplified by the recent COVID-19 outbreak. It is not possible to predict or identify all such risks. There may be additional risks that we consider immaterial or which are unknown. Except as required by law, we are under no obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.

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

A.  [Reserved]

B.  Capitalization and indebtedness

        Not applicable.

C.  Reasons for the offer and use of proceeds

        Not applicable.

D.  Risk factors

        You should carefully consider the risks and uncertainties described below and the other information in this Annual Report before making an investment in our common shares. Our business, financial condition or results of operations could be materially and adversely affected if any of these risks occurs, and as a result, the market price of our common shares could decline and you could lose all or part of your investment. This Annual Report also contains forward-looking statements that involve risks and uncertainties. See "Cautionary Statement Regarding Forward-Looking Statements and Risk Factor Summary." Our actual results could differ materially and adversely from those anticipated in these forward-looking statements as a result of certain factors.

Risks Related to Our Business and the Development and Commercialization of Our Product Candidates

All of our product candidates are in preclinical or clinical development. Drug development is expensive, time consuming and uncertain, and we may ultimately not be able to obtain regulatory approvals for the commercialization of some or all of our product candidates.

        The research, testing, manufacturing, labeling, approval, selling, marketing and distribution of drug products are subject to extensive regulation by the U.S. Food and Drug Administration, or FDA, the European Medicines Agency, or EMA, national competent authorities in Europe, including the Paul-Ehrlich-Institute or PEI in Germany, and other non-U.S. regulatory authorities, which establish regulations that differ from country to country. We are not permitted to market our product candidates in the United States or in other countries until we receive approval of a Biologics License Application, or BLA, from the FDA or marketing approval from applicable regulatory authorities outside the United States. Our product candidates are in various stages of development and are subject to the risks of failure inherent in drug development. We have not submitted an application for or received marketing approval for any of our product candidates. We have limited experience in conducting and managing the clinical studies necessary to obtain regulatory approvals, including approval by the FDA or the European Commission. Obtaining approval of a BLA or a marketing authorization application can be a lengthy, expensive and uncertain process. In addition, failure to comply with FDA, EMA and other non-U.S. regulatory requirements may, either before or after product approval, if any, subject our company to administrative or judicially imposed sanctions, including:

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

        There have been significant developments in the highly dynamic field of immuno-oncology such as the earlier availability of product candidates or earlier approval of drugs for the same indications as our product candidates, which led us to adapt our clinical programs accordingly. For example, in the past, the marketing authorization of Blincyto® (blinatumomab) in acute lymphocytic leukemia, or ALL, and of anti-PD-1 antibodies in Hodgkin Lymphoma, or HL, resulted in delays in clinical study initiation and/or patient recruitment for our phase 1 trials of AFM11 in ALL and NHL, and the phase 2a investigator-sponsored trial (IST) of AFM13 in HL. Certain clinical studies of our product candidates are sponsored by academic sites, which are known as investigator sponsored trials (ISTs). By definition, the financing, design, and conduct of such studies are under the responsibility of the academic site sponsor. Therefore, we have limited control over these studies and we do not have control over the timing and reporting of the data from these trials. In addition, we may have limited information about ISTs while they are being conducted, including the timing of planned trial initiation, the status of patient recruitment, changes to trial design, and clinical study results.

        Following discussions with the FDA, we announced our registrational pathway and updated clinical development plans for AFM13 in the fourth quarter of 2018. And, following a lengthy review and approval process of a phase 2 clinical study protocol by the FDA in the first half of 2019, we initiated a phase 2 study in the fourth quarter of 2019 that is evaluating the efficacy and safety of AFM13 as monotherapy in patients with relapsed or refractory CD30 positive peripheral T cell lymphoma, or PTCL, or transformed mycosis fungoides (TMF), a subset of cutaneous T cell lymphoma (CTCL). Importantly, while the study is ongoing, we have paused recruitment for the TMF cohort due to the impact of COVID-19. Of note, the TMF cohort was not part of the submission strategy for PTCL and thus the enrollment pause in the TMF cohort will will not impact the development in PTCL. Based on the unmet medical need for safe and effective new treatments in these hard-to-treat populations and preliminary feedback from the FDA during an end of phase 1 meeting held in the fourth quarter of 2018, we believe that results from our open-label, single-arm phase 2 study could form the basis for a BLA submission and support a potential accelerated approval for patients with relapsed or refractory CD30-positive PTCL.

        In addition, we have initiated a first-in-human phase 1/2a trial of AFM24, a first-in-class innate cell engager for various solid tumor indications. As we have only limited human data on AFM24 at this stage, we cannot assure you of its success. We have not previously tested our innate cell engagers in solid tumors in the clinical setting. The goals of the trial are to establish a dose for phase 2 testing as well as to evaluate the safety, tolerability and preliminary efficacy of AFM24 in patients with selected solid tumor subtypes. At this stage, we cannot assure you of its safety or tolerability, or of its ability to demonstrate efficacy in humans.

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

  •
  delays related to the impact of COVID-19;

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

  •
  inability or unwillingness of patients or clinical investigators to follow our clinical study protocols, including clinical investigators' failure to comply with our clinical study protocols without our notice;

  •
  inability to monitor patients adequately during or after treatment by us and/or our CROs; and

  •
  the need to repeat or terminate clinical studies as a result of inconclusive or negative results or unforeseen complications in testing.

        For example, in our clinical studies for AFM13 and AFM24, infusion related reactions (IRRs) have been a commonly observed treatment-related side effect, in some cases serious. In our Phase 1b study evaluating the combination of AFM13 with pembrolizumab, IRRs related to AFM13 were observed in 27 of 30 patients, or 90%, and IRRs of grade 3 or greater were observed in four patients. IRRs were also observed in our ongoing Phase 2 study evaluating AFM13 for the treatment of relapsed / refractory PTCL. While these IRRs have generally been well managed with pre-medication and interventional treatments, the incidence of IRRs has occasionally led to dose reductions and/or patients discontinuing their participation in our clinical trials. As we increase the number of clinical trials for our ICE® molecules and study them against new tumor targets, there can be no assurance that IRRs or other side effects will not cause delays or termination of our future clinical studies or development plans.

        Changes in regulatory requirements and guidance may also occur and we may need to significantly amend clinical study protocols or submit new clinical study protocols to reflect these changes with the appropriate regulatory authorities. In addition, changes in the competitive environment have occurred and may continue to occur.

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

  •
  upon a breach or pursuant to the terms of any agreement with, or for any other reason by, current or future collaborators that have responsibility for the clinical development of any of our product candidates; and

  •
  availability of a new effective treatment for the respective disease or condition that would be considered to be standard of care by regulatory bodies.

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

        Successful and timely completion of clinical studies will require that we enroll a sufficient number of patients. Trials may be subject to delays as a result of patient enrollment taking longer than anticipated. Patient enrollment depends on many factors, including the size and nature of the patient population, eligibility criteria for the trial, the proximity of patients to clinical sites, the design of the clinical protocol, the availability of competing clinical studies, the availability of new drugs approved for the indication the clinical study is investigating, and clinicians' and patients' perceptions as to the potential advantages of the drug being studied in relation to other available therapies. In addition, we compete with approved immunotherapies and investigational immunotherapies for patients for our clinical studies. Our product candidate AFM13 has orphan drug designation for the treatment of HL, from FDA and EMA, and for the treatment of T-cell lymphoma from the FDA, which means that the potential patient population is limited. As we are developing AFM13 and certain of our other product candidates for patients for whom previous therapies have failed and who may not have long to live, patients may elect not to participate in our, or any, clinical study.

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

COVID-19 has adversely impacted and could continue to impact our business, including our supply chain, clinical trials and operations.

        The recent outbreak of COVID-19 has evolved from a regional epidemic to a global pandemic, impacting almost every corner of the globe. The continued spread of COVID-19 is adversely impacting clinical and preclinical trials globally and in different therapeutic areas. As a result, our clinical trials or preclinical studies, including our ability to recruit and retain patients, principal investigators and site staff who, as healthcare providers, may have heightened exposure to COVID-19, may be significantly impacted. In response to the COVID-19 pandemic, we are implementing mitigation procedures designed to enable us to address the various issues that may arise from the COVID-19 pandemic, although there can be no assurance that these procedures will be successful or that we can avoid a material and adverse disruption to our business. As the pandemic continues, we may experience the prioritization of hospital resources toward the outbreak and further restrictions on travel. Furthermore, some patients may be unwilling to enroll in our trials or be unable to comply with clinical trial protocols if quarantines or travel restrictions impede patient movement or interrupt healthcare services. For example, although we are continuing to enroll patients in our phase 2 study of AFM13 as monotherapy in relapsed or refractory patients suffering from peripheral T cell lymphoma, we have paused enrolment in an exploratory cohort intended to investigate the initial efficacy of AFM13 as monotherapy in patients suffering from transformed mycosis fungoides (T-MF) given the challenges presented by the ongoing pandemic.

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

        In addition, COVID-19 has resulted in significant governmental measures being implemented to control the spread of the virus. Public health officials have recommended and mandated precautions to mitigate the spread of COVID-19, including prohibitions on congregating, traveling across borders, shelter-in-place orders and other similar measures. We have taken precautionary measures intended to help minimize the risk of the virus to our employees, including temporarily requiring some or all of our employees to work remotely, suspending all non-essential travel and discouraging employee attendance at industry events and in-person work-related meetings. Such measures could negatively affect our business. For instance, temporarily requiring employees to work remotely may disrupt our operations or create unforeseen issues related to the use of technology designed to allow for remote communication and collaboration. The COVID-19 pandemic has also caused volatility in the global financial markets and has threatened a slowdown in the global economy, which may negatively affect our ability to raise additional capital on attractive terms or at all.

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

        Our innate cell engager product candidates in development are based on our fit-for-purpose ROCK® ("Redirected Optimized Cell Killing") platform and are capable of recruiting NK cells and / or macrophages. Regulatory approval of our product candidates is less certain than the approval of drugs that do not employ such novel technologies or methods of action. We intend to work closely with the FDA, the EMA and other regulatory authorities to perform the requisite scientific analyses and evaluation of our methods to obtain regulatory approval for our product candidates. For example, final assays and specifications of our product candidates have yet to be developed, and the FDA, EMA or other regulatory authorities may require additional analyses to evaluate different aspects of our product quality. It is possible that the validation process may take time and resources, may require independent third-party analyses, or may not be accepted by the FDA, the EMA or other regulatory authorities. Delays or failure to obtain regulatory approval of any of the product candidates that we are developing would adversely affect our business.

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

        The FDA is authorized to designate a product candidate as a breakthrough therapy if it finds that the product is intended, alone or in combination with one or more other drugs, to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that the product may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. For products designated as breakthrough therapies, interaction and communication between the FDA and the sponsor of the trial can help to identify the most efficient path for clinical development while minimizing the number of patients placed in ineffective control regimens. Products designated as breakthrough therapies by the FDA can also be eligible for accelerated approval if the relevant criteria are met.

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

        Regulatory authorities in some jurisdictions, including the United States and Europe, may designate drugs for relatively small patient populations as orphan drugs. Under the Orphan Drug Act, the FDA may designate a product candidate as an orphan drug if it is a drug intended to treat a rare disease or condition, which is generally defined as a patient population of fewer than 200,000 individuals annually in the United States. In the European Union, or the EU, the European Commission may designate a product candidate as an orphan medicinal product if it is a medicine for the diagnosis, prevention or treatment of life-threatening or very serious conditions that affect not more than five in 10,000 persons in the European Union, or it is unlikely that marketing of the medicine would generate sufficient returns to justify the investment needed for its development. We have received orphan drug designation for AFM13 for the treatment of HL in the United States and Europe, and for T-cell lymphoma in the United States; but orphan drug status does not ensure that we will have market exclusivity in a particular market and there is no assurance we will be able to receive orphan drug designation for certain of our other product candidates or any additional product candidates. Further, the granting of a request for orphan drug designation does not alter the standard regulatory requirements and process for obtaining marketing approval.

        Generally, if a product candidate with an orphan drug designation receives the first marketing approval for the indication for which it has such designation, the product is entitled to a period of marketing exclusivity, which, subject to certain exceptions, precludes the FDA from approving the marketing application of the same drug from another sponsor for the same indication for that time period or precludes the EMA, and other national drug regulators in the EU, from accepting the marketing application for a similar product from another sponsor for the same indication. The applicable period is seven years in the United States and ten years in the European Union. The EU period can be reduced to six years if a product no longer meets the criteria for orphan drug designation or if the product is sufficiently profitable so that market exclusivity is no longer justified. In the EU, orphan exclusivity may also be extended for an additional two years (i.e. , a maximum of 12 years' orphan exclusivity) if the product is approved on the basis of a dossier that includes pediatric clinical study data generated in accordance with an approved pediatric investigation plan. Orphan drug exclusivity may be lost in the United States if the FDA determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantity of the product to meet the needs of patients with the rare disease or condition.

        Even if we obtain orphan drug exclusivity for one or more of our products that exclusivity may not effectively protect the product from competition because exclusivity can be suspended under certain circumstances. In the United States, even after an orphan drug is approved, the FDA can subsequently approve another drug with the same active moiety for the same condition if the FDA concludes that the later drug is clinically superior in that it is shown to be safer, more effective or makes a major contribution to patient care. In the European Union, orphan exclusivity will not prevent a marketing authorization being granted for a similar medicinal product in the same indication if the new product is safer, more effective or otherwise clinically superior to the first product or if the marketing authorization holder of the first product is unable to supply sufficient quantities of the product.

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

        Although all of our product candidates have undergone or will undergo safety testing to the extent possible and agreed with health authorities, not all adverse effects of drugs can be predicted or anticipated. Immunotherapy and its method of action of harnessing the body's immune system, especially with respect to immune cell engagers, is powerful and could lead to serious side effects that we only discover in clinical studies. Unforeseen side effects from any of our product candidates could arise either during clinical development or, if such side effects are rarer, after our product candidates have been approved by regulatory authorities and the approved product has been marketed, resulting in the exposure of additional patients. All of our product candidates are still in clinical or preclinical development. While our phase 1 clinical studies for AFM13 demonstrated a favorable safety profile, the results from ongoing and future trials of AFM13 or other NK cell-engaging bispecific antibodies may not confirm these results. The most frequently observed adverse event for AFM13 is infusion related reactions (IRRs), in some cases serious. In our Phase 1b study evaluating the combination of AFM13 with pembrolizumab, IRRs related to AFM13 were observed in 27 of 30 patients, or 90%, and IRRs of grade 3 or greater were observed in four patients. IRRs were also observed in our ongoing Phase 2 study evaluating AFM13 for the treatment of relapsed / refractory PTCL. While these IRRs have generally been well managed with pre-medication and interventional treatments, the incidence of IRRs has occasionally led to dose reductions and/or patients discontinuing their participation in our clinical trials. As we increase the number of clinical trials for our ICE® molecules and study them against new tumor targets, there can be no assurance that IRRs or other side effects will not cause delays or termination of our future clinical studies or development plans.

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

        We are developing our AFM13 product candidate for patients with relapsed or refractory HL and other CD30+ lymphomas, and AFM24 for patients with EGFR+ solid tumor indications, for which other therapies have limited benefit and survival times may be short. Therefore, we expect that certain patients may die during the clinical studies of our product candidates, and it may be difficult to ascertain whether such deaths are attributable to the underlying disease, complications from the disease, our product candidate, or a combination thereof.

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

        Future adverse events in immuno-oncology or the biopharmaceutical industry could also result in greater governmental regulation, stricter labeling requirements and potential regulatory delays in the testing or approval of our products. Any increased scrutiny could delay or increase the costs of obtaining regulatory approval for our product candidates.

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

        The process of manufacturing our products is complex, highly regulated and subject to several risks, including:

  •
  We do not have experience in manufacturing our product candidates at commercial scale. We contract with external manufacturers to develop a larger scale manufacturing process for AFM13 in order to have material supply available for the registration directed phase 2b trial. We may not succeed in scaling up the process to commercial scale. We may need a larger scale manufacturing process for certain of our product candidates than what we have planned, depending on the dose and regimen. Any changes in our manufacturing processes as a result of scaling up may result in the need to obtain additional regulatory approvals. Difficulties in achieving commercial-scale production or the need for additional regulatory approvals as a result of scaling up could delay the development and regulatory approval of our product candidates and ultimately affect our success.

  •
  We may not achieve the manufacturing productivity, or yield, required to achieve a commercially viable cost of goods. Our molecules are novel antibody structures and there is very limited knowledge as to which productivities can be achieved at commercial scale. Low productivity may result in a cost of goods which is too high to allow profitable commercialization, or give rise to the need for additional manufacturing process optimization which would require additional funding and time.

  •
  The process of manufacturing biologics, such as AFM13, AFM24, certain of our other product candidates and the NK cells we use for our combination studies, is susceptible to product loss due to contamination, improper storage or shipping conditions, equipment failure or improper installation or operation of equipment, vendor or operator error, and difficulties in scaling up the production process. Even minor deviations from normal manufacturing processes could result in reduced production yields, product defects and other supply disruptions. If microbial, viral or other contaminations are discovered in our product candidates or in the manufacturing facilities in which our product candidates are made, such manufacturing facilities may need to be closed for an extended period to investigate and remedy the contamination.

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

        In addition, if we successfully develop combinations of our product candidates with other potentially expensive agents, the market may not allow premium pricing of our products and hence may impair our ability to achieve profitability.

We face significant competition and if our competitors develop and market products that are more effective, safer or less expensive than our product candidates, our commercial opportunities will be negatively impacted.

        The life sciences industry is highly competitive and subject to rapid and significant technological change. We are currently developing therapeutics that will compete with other drugs and therapies that currently exist or are being developed. Products we may develop in the future are also likely to face competition from other drugs and therapies, some of which we may not currently be aware. We have competitors both in the United States and internationally, including major multinational pharmaceutical companies, established biotechnology companies, specialty pharmaceutical companies, universities and other research institutions. Many of our competitors have significantly greater financial, manufacturing, marketing, drug development, technical and human resources than we do. Large pharmaceutical companies, in particular, have extensive experience in clinical testing, obtaining regulatory approvals, recruiting patients and in manufacturing pharmaceutical products. These companies also have significantly greater research and marketing capabilities than we do and may also have products that have been approved or are in late stages of development, and collaborative arrangements in our target markets with leading companies and research institutions. Established pharmaceutical companies may also invest heavily to accelerate discovery and development of novel compounds or to in-license novel compounds that could make the product candidates that we develop obsolete. As a result of all of these factors, our competitors may succeed in discovering, developing, obtaining patent protection, marketing approval and commercialize products in our field before we do.

        There are many companies developing or marketing treatments for cancer disorders, including many major pharmaceutical and biotechnology companies. These treatments consist of small molecule drug products, biologic therapeutics that work either by using next-generation antibody technology platforms or new immunological approaches to address specific cancer targets, as well as genetically engineered cellular therapeutics. These treatments are often combined with one another in an attempt to maximize the response rate. In addition, several companies are developing therapeutics that work by targeting multiple specificities using a single recombinant molecule, as we are.

        Clinical phase 2 data with the anti-PD-1 CPIs nivolumab and pembrolizumab in HL have been published. These data indicate that treatment with anti-PD-1 antibodies results in high response rates in the salvage setting of HL. In 2016, the FDA granted accelerated approval, and the European Commission granted approval for nivolumab in classical HL patients who have relapsed or progressed after autologous hematopoietic stem cell transplantation and brentuximab vedotin (Adcetris®). In 2017, the FDA granted accelerated approval, and the European Commission granted approval for pembrolizumab in adult and pediatric patients with refractory cHL who have relapsed after 3 or more prior lines of therapy, and the European Commission granted approval for pembrolizumab in adult patients with relapsed or refractory cHL who have failed autologous stem cell transplant (ASCT) and brentuximab vedotin, or who are transplant-ineligible and have failed brentuximab vedotin. Phase 2 and phase 3 studies of brentuximab vedotin in combination with nivolumab are ongoing. If AFM13 were to be approved for HL, we could be in competition with these therapies, as well as any other therapies or combination regimens that comprise the standard of care that AFM13 could potentially displace. Several other agents have reached proof of concept clinical studies in HL, including Afinitor (Novartis AG), and lenalidomide (Bristol Myers Squibb).

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

        We expect that our ROCK® platform as well as our novel antibody formats derived from this platform will serve as the basis for future product candidates and collaborations with pharmaceutical companies. Other companies have also developed platform technologies that compete with our platforms. For example, Dragonfly Therapeutics is developing TriNKET, which specifically activates cells of the innate and adaptive immune system and has recently started clinical development of one of these TriNKET assets. GT Biopharma is developing its TriKEs and TetraKEs platform designed to target natural killer cells and tumor cells forming an immune synapse between the NK cell and the tumor cell thereby inducing NK cell activation at that site, and recently started its clinical development. Compass Therapeutics is also developing bispecific antibodies that engage the innate immune system, but these have not yet reached the clinic.

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

        In addition, our ability to compete in the future may be affected in many cases by insurers or other third-party payors seeking to encourage the use of biosimilar products. In March 2010, former President Obama signed into law the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or collectively, the Health Care Reform Law, a sweeping law intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add new transparency requirements for health care and health insurance industries, impose new taxes and fees on the health industry and impose additional health policy reforms. The Health Care Reform Law also created a new regulatory scheme authorizing the FDA to approve biosimilars. Under the Health Care Reform Law, a manufacturer may submit an application for licensure of a biologic product that is "biosimilar to" or "interchangeable with" a previously approved biological product or "reference product," without the need to submit a full package of preclinical and clinical data. Under this new statutory scheme, an application for a biosimilar product may not be submitted to the FDA until four years following approval of the reference product. The FDA may not approve a biosimilar product until 12 years from the date on which the reference product was approved. Even if a product is considered to be a reference product eligible for exclusivity, another company could market a competing version of that product if the FDA approves a full BLA for such product containing the sponsor's own preclinical data and data from adequate and well-controlled clinical studies to demonstrate the safety, purity and potency of their product. Furthermore, recent legislation has proposed that the 12-year exclusivity period for each reference product may be reduced to seven years.

        Smaller and other early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These third parties compete with us in recruiting and retaining qualified scientific and management personnel, establishing clinical study sites and patient registration for clinical studies, as well as in acquiring technologies complementary to, or necessary for, our programs. In addition, the biopharmaceutical industry is characterized by rapid technological change. If we fail to stay at the forefront of technological change, we may be unable to compete effectively. Technological advances or products developed by our competitors may render our technologies or product candidates obsolete, less competitive or not economical.

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

        In the United States, the European Union, and its respective member states and other foreign jurisdictions , there have been a number of legislative and regulatory changes and proposed changes regarding the healthcare system. These changes could prevent or delay marketing approval of our product candidates, restrict or regulate post-approval activities and affect our ability to sell profitably any products for which we obtain marketing approval. Among policy makers and payors in the United States and elsewhere, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality and/or expanding access to healthcare.

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

        Additionally, in March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care Education Reconciliation Act, or collectively the Affordable Care Act, was enacted to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add new transparency requirements for health care and health insurance industries, impose new taxes and fees on the health industry and impose additional health policy reforms. Furthermore, the Drug Supply Chain Security Act, enacted in 2013, imposed new obligations on manufacturers of pharmaceutical products related to product tracking and tracing.

        In recent years, members of Congress and the former Trump Administration considered legislation to fundamentally change or repeal the Affordable Care Act. While Congress has not passed repeal legislation to date, the Tax Cuts and Jobs Act ("TCJA") includes a provision repealing the individual insurance coverage mandate included in the Affordable Care Act, effective January 1, 2019. Congress may consider other legislation to replace elements of the Affordable Care Act. The implications of the Affordable Care Act, its possible repeal, any legislation that may be proposed to replace the Affordable Care Act, or the political uncertainty surrounding any repeal or replacement legislation for our business and financial condition, if any, are not yet clear.

        We anticipate that Congress, state legislatures, and third-party payors may continue to review and assess alternative healthcare delivery and payment systems and may in the future propose and adopt legislation or policy changes or implementations effecting additional fundamental changes in the healthcare delivery system. Additionally, any new laws may result in additional reductions in Medicare and other health care funding, which could have a material adverse effect on our customers and accordingly, our financial operations. We cannot assure you as to the ultimate content, timing, or effect of changes, nor is it possible at this time to estimate the impact of any such potential legislation.

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

  •
  changes in a specific country's or region's political or economic environment;

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

  •
  production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and

  •
  business interruptions resulting from geo-political actions, including war and terrorism, health epidemics (See "—COVID-19 could adversely impact our business, including our supply chain, clinical trials and operations.") or natural disasters including earthquakes, typhoons, floods and fires.

        The Company's sole tax residency in Germany for purposes of the convention between Germany and the Netherlands for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income (the "German-Dutch tax treaty") is subject to the application of the provisions on tax residency as stipulated in the German -Dutch tax treaty as effective as of the date of this annual report. However, among others, Germany and the Netherlands entered into a Multilateral Convention to Implement Tax Treaty Related Measures to Prevent Base Erosion and Profit Shifting ("MLI"). The MLI operates to amend bilateral tax treaties between participating states, provided there is a match between certain options made by the relevant states.

        The MLI provides, amongst others, for an amendment of relevant rules regarding tax residency. According to provisional elections, the Netherlands applies such deviating rules on tax residency, i.e., did not opt out. With regard to Germany, provisional statements made at the time of signing the MLI indicate that it is intended to opt-out of the application of such provisions. However, given that the MLI has to date not been ratified in Germany and the options provided for in the MLI remain subject to discussion, it cannot be ruled out that Germany ultimately opts to amend the current rules regarding tax residency in line with the option exercised by the Netherlands. If Germany changed its provisional view on the election, the MLI rules on tax residency would become applicable to the German-Dutch tax treaty. In this case, the competent authorities of the Netherlands and Germany shall endeavour to determine by mutual agreement the sole tax residency of the Company. During the period in which a mutual agreement between both states is absent, the Company may not be entitled to any relief or exemption from tax provided by the German—Dutch tax treaty. During such a period, there would be a risk that both Germany and the Netherlands would levy dividend withholding tax, in addition to the risk of double taxation on the profits of the Company itself. If the sole tax residency is found to be in the Netherlands based on the mutual agreement, Dutch dividend withholding tax would apply exclusively.

Dividends distributed by the Company on our common shares to certain related parties in low-taxed jurisdictions might in the future become subject to an additional Dutch withholding tax on dividends.

        Under current Dutch tax law, dividends paid on our common shares may be subject to Dutch dividend withholding tax at a rate of 15% under the Dutch Dividend Withholding Tax Act 1965 (Wet op de dividendbelasting 1965; "Regular dividend withholding tax"), unless a domestic or treaty exemption or reduction applies, see "Dutch Tax Considerations—Withholding tax". On 25 March 2021, the Dutch State Secretary for Finance submitted a proposal of law to the Dutch parliament pursuant to which an additional withholding tax ("Additional withholding tax") will be imposed on dividends paid to related entities in low-taxed jurisdictions, effective January 1, 2024. An entity is related if (i) it holds, directly or indirectly a qualifying interest in the Company, (ii) the Company directly or indirectly holds a qualifying interest in the entity or (iii) an entity in which a third party holds a direct or indirect qualifying interest that also holds a qualifying interest in the Company. An entity is also considered related to the Company if the entity is part of a collaborating group (samenwerkende groep) of entities that jointly directly or indirectly holds a qualifying interest in the Company. The term qualifying interest means a direct or indirectly held interest—either by an entity individually or jointly if an entity is part of a collaborating group (samenwerkende groep)—that enables such entity or such collaborating group to exercise a definite influence over another entities' decisions, such as the Company, and allows it to determine the other entities' activities. The Additional withholding tax will be imposed at the highest corporate income tax rate in effect at the time of the distribution (currently 25%). The Additional withholding tax will be reduced with any Regular dividend withholding tax imposed on distributions so that the overall effective rate of withholding of Regular dividend withholding tax and Additional withholding tax will not exceed the highest corporate income tax rate in effect at the time of the distribution (currently 25%). The proposal of law is subject to amendment during the course of the legislative process and it needs to be approved by both chambers of the Dutch parliament before it can enter into force.

Risks Related to Our Financial Position and Need for Additional Capital

We have incurred significant losses since inception and anticipate that we will continue to incur losses for the foreseeable future. We have no products approved for commercial sale, and to date we have not generated any revenue or profit from product sales. We may never achieve or sustain profitability.

        We are a clinical-stage immuno-oncology company. We have incurred significant losses since our inception. As of December 31, 2020, our accumulated deficit was € 275.9 million. Our losses have resulted principally from expenses incurred in research and development of our product candidates and from general and administrative expenses that we have incurred while building our business infrastructure. We expect to continue to incur losses for the foreseeable future, and we expect these losses to increase as we continue our research and development of, and seek regulatory approvals for, our product candidates, prepare for and begin to commercialize any approved products, and add infrastructure and personnel to support our product development efforts and operations as a public company. The net losses and negative cash flows incurred to date, together with expected future losses, have had, and likely will continue to have, an adverse effect on our shareholders' equity and working capital. The amount of future net losses will depend, in part, on the rate of future growth of our expenses and our ability to generate revenue.

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

        Even if one or more of the product candidates that we develop is approved for commercial sale, we anticipate incurring significant costs associated with commercializing any approved product candidate. Because of the numerous risks and uncertainties of pharmaceutical product development, we are unable to accurately predict the timing or amount of increased expenses or when, or if, we will be able to achieve profitability. Even if we achieve profitability in the future, we may not be able to sustain profitability in subsequent periods. Our failure to become or remain profitable would depress our market value and could impair our ability to raise capital, expand our business, develop other product candidates, or continue our operations. A decline in the value of our company could also cause you to lose all or part of your investment.

We will require substantial additional funding, which may not be available to us on acceptable terms, or at all, and, if not available, may require us to delay, scale back, or cease our product development programs or operations.

        We are advancing our product candidates through clinical development. Developing pharmaceutical products, including conducting preclinical studies and clinical studies, is expensive. In order to obtain such regulatory approval, we will be required to conduct clinical studies for each indication for each of our product candidates. We will require additional funding to complete the development and commercialization of our product candidates and to continue to advance the development of our other product candidates, and such funding may not be available on acceptable terms or at all. Although it is difficult to predict our liquidity requirements, based upon our current operating plan, assuming all of our programs advance as currently contemplated, we anticipate that our existing liquidity will enable us to fund our operating expenses and capital expenditure requirements at least into the second half of 2023. Because successful development of our product candidates is uncertain, we are unable to estimate the actual funds we will require to complete research and development and to commercialize our product candidates.

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

Raising additional capital may dilute our shareholders, restrict our operations or require us to relinquish rights to our intellectual property or future revenue streams.

        Until such time, if ever, as we can generate substantial product revenue, we expect to finance our cash needs through a combination of equity offerings, debt financings, grants and licenses and development agreements in connection with any collaborations. We do not have any committed external source of funds. In the event we need to seek additional funds, we may raise additional capital through the sale of equity or convertible debt securities. In such an event, our shareholders' ownership interests will be diluted, and the terms of these new securities may include liquidation or other preferences that adversely affect our shareholders' rights as holders of our common shares. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends.

        On January 8, 2021, we entered into a term loan agreement with Silicon Valley Bank German Branch, as lender. The loan agreement provides us with loans of up to €25.0 million available in three tranches: €10 million available at closing, an additional €7.5 million upon the achievement of certain conditions, including milestones related to our pipeline and market capitalization, and a third tranche of €7.5 million upon the achievement of certain additional conditions related to our pipeline and liquidity. The loans will mature at the end of November 2025 and proceeds will be used to fund research and development expenses for our expanding pipeline and for working capital purposes.

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

        As of December 31, 2020, we had €146.9 million in cash and cash equivalents. Our management will have broad discretion in the use of such funds and could spend them in ways that do not improve our results of operations or enhance the value of our common shares. The failure by our management to apply these funds effectively could result in financial losses that could have a material adverse effect on our business, cause the price of our common shares to decline and delay the development of our product candidates. Pending their use, we may invest our cash and cash equivalents in a manner that does not produce income or that loses value.

Our ability to use our net operating loss carry forwards and other tax attributes may be limited.

        Our ability to utilize our net operating losses, or NOLs, is currently limited, and may be limited further, under Section 8c of the Körperschaftsteuergesetz (the German Corporation Income Tax Act) and Section 10a of the Gewerbesteuergesetz (the German Trade Tax Act). These limitations apply if a qualified ownership change, as defined by Section 8c of the Körperschaftsteuergesetz, occurs and no exemption is applicable. Generally, a qualified ownership change occurs if more than 50% of the share capital or the voting rights are directly or indirectly transferred to a shareholder or a group of shareholders within a period of five years. A qualified ownership change may also occur in case of an increase in capital leading to a respective change in the shareholding. In the case of such qualified ownership change all tax losses and tax loss carry forwards available as of the time of the ownership change, cannot be utilized in the future. However, to the extent that the tax losses and tax loss carry forwards do not exceed hidden reserves taxable in Germany or the qualified ownership change is made for purposes of the Company's restructuring (zum Zwecke der Sanierung), they may be further utilized despite a qualified ownership change. Furthermore, Section 8c of the Körperschaftsteuergesetz is—under strict requirements—not applicable to a company provided that such company continues only those operations which are causing the loss (Section 8d Körperschaftsteuergesetz). In addition, the question whether the aforementioned described provisions of Section 8c of the Körperschaftsteuergesetz do comply with the German constitution is currently pending with the Bundesverfassungsgericht (German Supreme Court). On March 29, 2017, the German Supreme Court ruled that Section 8c of the Körperschaftsteuergesetz has not complied with the German constitution to the extent it formerly stated that a harmful ownership change should occur partially if more than 25% but less than 50% of the share capital or the voting rights are directly or indirectly transferred to a shareholder or a group of shareholders within a period of five years. As a consequence of this decision, the German legislator abolished that part of the provision.

        As of December 31, 2020, we had estimated NOL carry forwards for German tax purposes of approximately €234 million. Future changes in share ownership may also trigger an ownership change and, consequently, a Section 8c Körperschaftsteuergesetz or a Section 10a Gewerbesteuergesetz limitation. Any limitation may result in the expiration of a portion or the complete tax loss carry forwards before they can be utilized. As a result, if we earn net taxable income, our ability to use our pre-change NOL carry forwards to reduce German income tax may be subject to limitations, which could potentially result in increased future cash tax liability to us.

Our business and operations would suffer in the event of a security breach, system failure, invasion, corruption, destruction or interruption of our or our business partners' critical information technology systems or infrastructure.

        In the ordinary course of business, we and our business partners store sensitive data, including intellectual property and proprietary information related to our business and our business partners, on our information technology systems. Despite the implementation of security measures, these systems are vulnerable to damage from computer viruses, unauthorized access, cyber-attacks, natural disasters, terrorism, war and telecommunication, electrical and other system failures due to employee error, malfeasance or other disruptions. We could experience a business interruption, intentional theft of confidential information or reputational damage, including damage to key customer and partner relationships, from system failures, espionage attacks, malware, ransomware or other cyber-attacks. Such cyber-security breaches may compromise our system infrastructure or lead to data leakage, either internally or at our contractors or consultants. In particular, system failures or cyber-security breaches could result in the loss of nonclinical or clinical trial data from completed, ongoing or planned trials, which could cause delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. The risk of a security breach or disruption, particularly through cyber-attacks, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased.

        To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or applications, or inappropriate disclosure of confidential or proprietary information, including protected health information or personal data of employees or former employees, we could be subject to legal claims or proceedings, liability under laws and regulations governing the protection of health and other personally identifiable information and related regulatory penalties. In any such event, our business, results of operations, financial position and cash flows could be materially adversely affected.

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

        We have entered into collaborations with other companies that we believe have provided us with valuable funding or other resources such as access to technologies, including our collaborations with The Leukemia & Lymphoma Society, Genentech, The MD Anderson Cancer Center and Roivant Sciences,. In the future, we may enter into additional collaborations to leverage our technology platforms, fund our research and development programs or to gain access to sales, marketing or distribution capabilities. Our existing collaborations, and any future collaborations we enter into, may pose a number of risks, including the following:

  •
  collaborators may have significant discretion in determining the efforts and resources that they will apply to these collaborations;

  •
  collaborators may not perform their obligations as expected;

  •
  collaborators may not pursue development and commercialization of any product candidates that achieve regulatory approval or may elect not to continue or renew development or commercialization programs based on clinical study results, changes in the collaborators' strategic focus or available funding, or external factors, such as an acquisition, that divert resources or create competing priorities;

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

        For some of our product candidates, we may in the future determine to collaborate with additional pharmaceutical and biotechnology companies for development and potential commercialization of therapeutic products. We face significant competition in seeking appropriate collaborators. Our ability to reach a definitive agreement for a collaboration will depend, among other things, upon our assessment of the collaborator's resources and expertise, the terms and conditions of the proposed collaboration and the proposed collaborator's evaluation of a number of factors. These factors may include the design or results of clinical studies, the likelihood of approval by the FDA, the EMA or similar regulatory authorities outside the United States, the potential market for the subject product candidate, the costs and complexities of manufacturing and delivering such product candidate to patients, the potential of competing products, the existence of uncertainty with respect to our ownership of technology, which can exist if there is a challenge to such ownership without regard to the merits of the challenge and industry and market conditions generally. The collaborator may also consider alternative product candidates or technologies for similar indications that may be available to collaborate on and whether such a collaboration could be more attractive than the one with us for our product candidate.

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

        We expect to continue to depend on independent clinical investigators and CROs to conduct our clinical studies. CROs may also assist us in the collection and analysis of data. There is a limited number of third-party service providers that specialize or have the expertise required to achieve our business objectives. Identifying, qualifying and managing performance of third-party service providers can be difficult, time consuming and cause delays in our development programs. These investigators and CROs will not be our employees and we will not be able to control, other than by contract, the amount of resources, including time, which they devote to our product candidates and clinical studies. In addition, certain clinical studies in which we are involved and which are testing our product candidates are sponsored by academic sites, known as investigator-sponsored study, or ISTs. By definition, the financing, design, and conduct of the clinical study are under the sole responsibility of the respective sponsor. Therefore, we have limited control over these clinical studies and we do not have control over the timing and reporting of the data from these trials. In addition, we may have limited information about ISTs while they are being conducted, including the status of trial initiation and patient recruitment, changes to trial design and clinical study results. The AFM13 phase 2a study in HL and the phase 1b/2a study in CD30+ lymphoma with cutaneous manifestations were ISTs. An additional AFM13 phase 1 IST was recently initiated by The MD Anderson Cancer Center with CD30+ lymphoma patients. If independent investigators or CROs fail to devote sufficient resources to the development of our product candidates, or if their performance is substandard, it may delay or compromise the completion of trials of our product candidates as well as the prospects for approval and commercialization of any product candidates that we develop. In addition, the use of third-party service providers requires us to disclose our proprietary information to these parties, which could increase the risk that this information will be misappropriated. Further, the FDA and other regulatory authorities require that we comply with standards, commonly referred to as current Good Clinical Practice, or cGCP, and other local legal requirements, e.g., data privacy, for conducting, recording and reporting clinical studies to assure that data and reported results are credible and accurate and that the rights, integrity and confidentiality of trial subjects are protected. Failure of clinical investigators or CROs to meet their obligations to us or comply with cGCP procedures or other applicable legal requirements could adversely affect the clinical development of our product candidates and harm our business.

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

        Additionally, the facilities to manufacture our product candidates must be the subject of a satisfactory inspection before the FDA, the EMA or other regulatory authorities approve a BLA or grant a marketing authorization for the product candidate manufactured at that facility. We will depend on these third-party manufacturing partners for compliance with the FDA's and the EMA's requirements for the manufacture of our finished products. If our manufacturers cannot successfully manufacture material that conforms to our specifications and the FDA, European Commission and other regulatory authorities' cGMP requirements, our product candidates will not be approved or, if already approved, may be subject to recalls.

        Reliance on third-party manufacturers entails risks to which we would not be subject if we manufactured the product candidates ourselves, including:

  •
  the possibility of a breach of the manufacturing agreements by the third parties because of factors beyond our control;

  •
  the possibility of termination or nonrenewal of agreements by the third parties before we are able to arrange for a qualified replacement third-party manufacturer; and

  •
  the possibility that we may not be able to secure a manufacturer or manufacturing capacity in a timely manner and on satisfactory terms in order to meet our manufacturing needs.

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

        For our clinical development of AFM13 in combination with the anti-PD-1 Keytruda® (pembrolizumab), we entered into an agreement with Merck pursuant to which Merck provided us with pembrolizumab to conduct a phase 1b clinical combination trial in relapsed/refractory HL. We were dependent on Merck for this supply of pembrolizumab. Further, we recently entered into a collaboration with Roche for the clinical development of AFM24 in combination with the anti-PD-L1 checkpoint inhibitor atezolizumab (Tecentriq®). In addition, if we wish to pursue further development of AFM13, AFM24 or any of our other ICE® molecules in combination with pembrolizumab, atezolizumab or any other CPI, we will need to reach an agreement with Merck, Roche or another partner for such supply of pembrolizumab, atezolizumab or another CPI, respectively. In addition, we are currently dependent on collaborators, such as MD Anderson, NKGen Biotech (formerly known as NKMax America) and Artiva, for the supply of NK cells for clinical and preclinical studies that evaluate our ICE® molecules in combination with NK cells. If we do not have an adequate supply and/or cannot reach an agreement with the applicable partner, we may not be able to develop AFM13, AFM24, AFM28 or any of our other ICE® molecules in any such a combinations. Any future supply agreement with a partner for combination trials with our ICE® molecules could influence our clinical development strategy or our intellectual property or our economic rights, and therefore might impact the content we can derive from such clinical development.

Risks Related to Our Intellectual Property

If we are unable to obtain and enforce patent protection for our product candidates and related technology, our business could be materially harmed.

        Issued patents may be challenged, narrowed, invalidated or circumvented. In addition, court decisions may introduce uncertainty in the enforceability or scope of patents owned by biotechnology companies. The legal systems of certain countries do not favor the aggressive enforcement of patents, and the laws of non-U.S. countries may not allow us to protect our inventions with patents to the same extent as the laws of the United States and Europe. Because patent applications in the United States, Europe and many other non-U.S. jurisdictions are typically not published until 18 months after filing, or in some cases not at all, and because publications of discoveries in scientific literature lag behind actual discoveries, we cannot be certain that we were the first to make the inventions claimed in our issued patents or pending patent applications, or that we were the first to file for protection of the inventions set forth in our patents or patent applications. As a result, we may not be able to obtain or maintain protection for certain inventions. Therefore, the enforceability and scope of our patents in the United States, Europe and in other non-U.S. countries cannot be predicted with certainty; as a result, any patents that we own or license may not provide sufficient protection against competitors. We may not be able to obtain or maintain patent protection from our pending patent applications, from those we may file in the future, or from those we may license from third parties. Moreover, even if we are able to obtain patent protection, such patent protection may be of insufficient scope to achieve our business objectives.

        We own and/or control our AFM13 patent portfolio, which includes three patent families. The first patent family relates to the mode of action of AFM13, the recruitment of immune effector cells via a specific receptor, i.e., an antibody or antigen-binding fragment thereof having the CDRs of AFM13. These patents will expire in 2026 in Europe and in 2029 in the US. A second patent family on AFM13 claims the method for the production of AFM13 and the product produced by this method and has not yet been published and respective issued patents will expire in 2040. A further patent application on AFM13 relating to its combination with anti-PD1 antibodies was filed in 2016. The already granted European and Japan patent will expire in 2036 as all other patents issued on still pending applications in this family.

        Moreover, we own and/or control our AFM24 patent portfolio, which includes one patent family directed to the compound of AFM24. The non-provisional patent application was filed in 2019 and issued patents will not expire before 2039.

        Our strategy depends on our ability to identify and seek patent protection for our discoveries. This process is expensive and time consuming, and we may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner or in all jurisdictions where protection may be commercially advantageous, or we may financially not be able to protect our proprietary rights at all. Despite our efforts to protect our proprietary rights, unauthorized parties may be able to obtain and use information that we regard as proprietary. The issuance of a patent does not ensure that it is valid or enforceable, so even if we obtain patents, they may not be valid or enforceable against third parties. In addition, the issuance of a patent does not give us the right to practice the patented invention. Third parties may have blocking patents that could prevent us from marketing our own patented product and practicing our own patented technology. Third parties may also seek to market biosimilar versions of any approved products. Alternatively, third parties may seek approval to market their own products similar to, or otherwise competitive with our products. In these circumstances, we may need to defend and/or assert our patents, including by filing lawsuits alleging patent infringement. In any of these types of proceedings, a court or agency with jurisdiction may find our patents invalid and/or unenforceable. Even if we have valid and enforceable patents, these patents still may not provide protection against competing products or processes sufficient to achieve our business objectives.

        The patent position of pharmaceutical or biotechnology companies, including ours, is generally uncertain and involves complex legal and factual considerations for which legal principles remain unsolved. The standards which the United States Patent and Trademark Office, or USPTO, and its non-U.S. counterparts use to grant patents are not always applied predictably or uniformly and can change. There is also no uniform, worldwide policy regarding the subject matter and scope of claims granted or allowable in pharmaceutical or biotechnology patents. The laws of some non-U.S. countries do not protect proprietary information to the same extent as the laws of the United States, and many companies have encountered significant problems and costs in protecting their proprietary information in these non-U.S. countries. Outside the United States, patent protection must be sought in individual jurisdictions, further adding to the cost and uncertainty of obtaining adequate patent protection outside of the United States. Accordingly, we cannot predict whether additional patents protecting our technology will issue in the United States or in non-U.S. jurisdictions, or whether any patents that do issue will have claims of adequate scope to provide competitive advantage. Moreover, we cannot predict whether third parties will be able to successfully obtain claims or the breadth of such claims. The allowance of broader claims may increase the incidence and cost of patent interference proceedings, opposition proceedings, and/or re-examination proceedings, the risk of infringement litigation, and the vulnerability of the claims to challenge. On the other hand, the allowance of narrower claims does not eliminate the potential for adversarial proceedings and may fail to provide a competitive advantage. Our issued patents may not contain claims sufficiently broad to protect us against third parties with similar technologies or products or provide us with any competitive advantage.

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

        Patents could be issued to third parties that we may ultimately be found to infringe. Third parties may have or obtain valid and enforceable patents or proprietary rights that could block us from developing product candidates using our technology. Our failure to obtain a license to any technology that we require may materially harm our business, financial condition and results of operations. Moreover, our failure to maintain a license to any technology that we require may also materially harm our business, financial condition, and results of operations. Furthermore, we would be exposed to the threat of litigation.

        In the pharmaceutical industry, significant litigation and other proceedings regarding patents, patent applications, trademarks and other intellectual property rights have become commonplace. The types of situations in which we may become a party to such litigation or proceedings include:

  •
  we or our collaborators may initiate litigation or other proceedings against third parties seeking to invalidate the patents held by those third parties or to obtain a judgment that our products or processes do not infringe those third parties' patents;

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

        These lawsuits would be costly and could affect our results of operations and divert the attention of our management and scientific personnel. There is a risk that a court would decide that we or our collaborators are infringing the third party's patents and would order us or our collaborators to stop the activities covered by the patents. In that event, we or our collaborators may not have a viable alternative to the technology protected by the patent and may need to halt work on the affected product candidate or cease commercialization of an approved product. In addition, there is a risk that a court will order us or our collaborators to pay the other party damages. An adverse outcome in any litigation or other proceedings could subject us to significant liabilities to third parties and require us to cease using the technology that is at issue or to license the technology from third parties. We may not be able to obtain any required licenses on commercially acceptable terms or at all. Any of these outcomes could have a material adverse effect on our business.

        The pharmaceutical and biotechnology industries have produced a significant number of patents, and it may not always be clear to industry participants, including us, which patents cover various types of products or methods of use. The coverage of patents is subject to interpretation by the courts, and the interpretation is not always uniform or predictable. If we are sued for patent infringement, we would need to demonstrate that our products or methods either do not infringe the patent claims of the relevant patent or that the patent claims are invalid, and we may not be able to do this. Proving invalidity is difficult. For example, in the United States, proving invalidity requires showing clear and convincing evidence to overcome the presumption of validity enjoyed by issued patents. Even if we are successful in these proceedings, we may incur substantial costs and divert management time and attention in pursuing these proceedings, which could have a material adverse effect on us. If we are unable to avoid infringing the patent rights of others, we may be required to seek a license, defend an infringement action or challenge the validity of the patents in court. Patent litigation is costly and time consuming. We may not have sufficient resources to bring these actions to a successful conclusion. In addition, if we do not obtain a license, develop or obtain non-infringing technology, fail to defend an infringement action successfully or have infringed patents declared invalid, we may incur substantial monetary damages, encounter significant delays in bringing our product candidates to market and be precluded from manufacturing or selling our product candidates.

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

        While we normally seek to obtain the right to control prosecution, maintenance and enforcement of the patents relating to our product candidates, there may be times when the filing and prosecution activities for patents relating to our product candidates are controlled by our licensors. Although we monitor the ongoing prosecution and maintenance of the licensed patents, if any of our future licensing partners fail to prosecute, maintain and enforce such patents and patent applications in a manner consistent with the best interests of our business, including by payment of all applicable fees for patents covering AFM13, AFM24, or any of our product candidates, we could lose our rights to the intellectual property or our exclusivity with respect to those rights, our ability to develop and commercialize those product candidates may be adversely affected and we may not be able to prevent competitors from making, using, and selling competing products .

Our business may be adversely affected if we are unable to gain access to relevant intellectual property rights of third parties, or if our licensing partners terminate our rights in certain technologies that are licensed or sublicensed to us.

        We currently rely, and may in the future rely, on certain intellectual property rights licensed from third parties in order to be able to use various proprietary technologies that are material to our business. For example, the immune cell engager technology was developed under certain patents licensed exclusively to us by the German Cancer Research Center (known as the Deutsches Krebsforschungszentrum, or DKFZ, in German) under a 2001 license agreement, which was subsequently amended in 2006 and terminated in 2018 due to expiry of the last patent under this license agreement. Additionally, an antibody generated in the development of our immune cell engager candidates was developed using antibody phage display technologies licensed to us by Xoma Corporation. In March 2018, the last of the licensed Xoma patent rights expired. In each of these cases, the licensor retained their full ownership interest with respect to the licensed patent rights, and our rights to use the technologies associated with those patents and to employ the inventions claimed in the licensed patent rights were subject to the continuation of and our compliance with the terms of those licenses. In April 2021, we and Xoma agreed to terminate our license agreement in exchange for de minimis milestone payments upon marketing approval of certain of our product candidates currently in development and a 1% or less royalty on net sales of any such approved product candidates.

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

        We are a party to a number of agreements, including license agreements, through which we have gained rights to certain intellectual property that relate to our business and we expect to enter into additional such agreements in the future. We expect that future agreements will impose various diligence, commercialization, milestone payment, royalty, and other obligations on us. Certain of our licenses contain provisions that allow the licensor to terminate the license upon the occurrence of specific events or conditions. For example, our rights under each of the licenses described above are subject to our continued compliance with the terms of the licenses, certain diligence and development obligations, the payment of royalties, milestone payments and other fees, and certain disclosure and confidentiality obligations. If we are found to be in breach of any of our license agreements, in certain circumstances our licensors may take action against us, including by terminating the applicable license. Because of the complexity of our product candidates and the patents we have licensed, determining the scope of the licenses and related obligations may be difficult and could lead to disputes between us and the licensor. An unfavorable resolution of such a dispute could lead to an increase in the royalties payable pursuant to the license or a termination of the license. If any of our licensors were to terminate our license agreement with them, we may be prevented from the continued use of certain technologies, in clinical studies or, if our products are approved for marketing, from using such technologies in the manufacturing of products that could be sold commercially. This could delay or prevent us from offering our product candidates. We might not have the necessary rights or the financial resources to develop, manufacture or market our current or future product candidates without the rights granted under these licenses, and the loss of sales or potential sales in such product candidates could have a material adverse effect on our business, financial condition, results of operations and prospects.

        Under certain of our agreements, our licensors have the right to convert an exclusive license to a non-exclusive license upon the expiration of the initial exclusivity period or upon the occurrence of certain events. Such a conversion would potentially allow third parties to practice the technologies licensed under the agreement and could materially adversely affect the value of the product candidate we are developing under the agreement.

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

        In addition to patent protection, we also rely on other proprietary rights, including protection of trade secrets, and other proprietary information. To maintain the confidentiality of trade secrets and proprietary information, we enter into confidentiality agreements with our employees, to the extent a confidentiality obligation is not covered by their employment agreements, consultants, collaborators and others upon the commencement of their relationships with us. These agreements require that all confidential information developed by the individual or made known to the individual by us during the course of the individual's relationship with us be kept confidential and not disclosed to third parties and the public domain, so that it cannot be used for patent protection anymore, either by local law or if not applicable pursuant to specific agreements with employees and our personnel policies it is intended that any inventions conceived by the individual in the course of rendering services to us shall be our exclusive property. However, we may not obtain these agreements in all circumstances, and individuals with whom we have these agreements or may not comply with their terms or with local law. Thus, despite such legal provisions or agreement, such inventions may become assigned to third parties. In the event of unauthorized use or disclosure of our trade secrets or proprietary information, these legal provisions or agreements, even if obtained, may not provide meaningful protection, particularly for our trade secrets or other confidential information. To the extent that our employees, consultants or contractors use technology or know-how owned by third parties in their work for us, disputes may arise between us and those third parties as to the rights in related inventions. To the extent that an individual who is not an Affimed employee and thus not obligated to assign rights in intellectual property to us and is rightfully an inventor of intellectual property, we may need to obtain an assignment or a license to that intellectual property from that individual, or a third party or from that individual's assignee. Such assignment or license may not be available on commercially reasonable terms or at all.

        Adequate remedies may not exist in the event of unauthorized use or disclosure of our proprietary information. The disclosure of our trade secrets would impair our competitive position and may materially harm our business, financial condition and results of operations. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to maintain trade secret protection could adversely affect our competitive business position. In addition, others may independently discover or develop our trade secrets and proprietary information, and the existence of our own trade secrets affords no protection against such independent discovery.

        As is common in the biotechnology and pharmaceutical industries, we employ individuals who were previously or concurrently employed at research institutions and/or other biotechnology or pharmaceutical companies, including our competitors or potential competitors. We may be subject to claims that these employees, or we, have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers, or that patents and applications we have filed to protect inventions of these employees, even those related to one or more of our product candidates, are rightfully owned by their former or concurrent employer. Litigation may be necessary to defend against these claims. Even if we are successful in our defense, litigation could result in substantial costs and be a distraction to management.

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

Certain of our employees and patents are subject to German law.

        Approximately 112 of our personnel, including certain of our managing directors and most of our employees working in research and development, work in Germany and are subject to German employment law. Ideas, developments, discoveries and inventions made by such employees are subject to the provisions of the German Act on Employees' Inventions (Arbeitnehmererfindungsgesetz), which regulates the ownership of, and compensation for, inventions made by employees. We face the risk that disputes may occur between us and our employees or ex-employees pertaining to the sufficiency of compensation paid by us, allocation of rights to inventions under this act or alleged non-adherence to the provisions of this act, any of which may be costly to resolve and take up our management's time and efforts whether we prevail or fail in such dispute.

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

        Complying with these numerous, complex and often changing regulations is expensive and difficult. Failure by us, any partners, our service providers, or our employees or contractors to comply with the GDPR could result in regulatory investigations, enforcement notices and/or fines of up to the greater of €20 million or 4% of our total worldwide annual revenue. In addition to the foregoing, a breach of privacy laws or data security laws, particularly those resulting in a significant security incident or breach involving the misappropriation, loss or other unauthorized use or disclosure of sensitive or confidential patient or consumer information, could have a material adverse effect on our business, reputation and financial condition.

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

        Where we transfer personal data out of the EU and EEA, we do so in compliance with the relevant data export requirements. Since the European Court of Justice declared the US Privacy Shield invalid in June 2020, there has been uncertainty about how to comply with data protection requirements when transferring personal data from the EU to the US.. Until a new legal framework and guidance from the responsible authorities is available, including updated model clauses from the European Commission, there will be continued uncertainty. Any changes will require us to find alternative bases for the compliant transfer of personal data outside the EEA and we continue to monitor developments in this area.

        We are also subject to evolving European privacy laws on cookies and on e-marketing. The EU is in the process of replacing the e-Privacy Directive (2002/58/EC) with a new set of rules taking the form of a regulation, which will be directly implemented in the laws of each European member state. The draft e-Privacy Regulation imposes strict opt-in marketing rules with limited exceptions for business-to-business communications, alters rules on third-party cookies, web beacons and similar technology and significantly increases fining powers to the greater of €20 million or 4% of total worldwide annual revenue. While the e-Privacy Regulation was originally intended to be adopted on May 25, 2018 (alongside the GDPR), it is still going through the European legislative process and is now expected to be adopted during 2021, following a transition period.

        We process personal data in relation to participants in our clinical trials in the EEA, including the health and medical information of these participants. The GDPR is directly applicable in each EU Member State, however, it provides that EU Member States may introduce further conditions, including limitations which could limit our ability to collect, use and share personal data (including health and medical information), or could cause our compliance costs to increase, ultimately having an adverse impact on our business. The GDPR imposes onerous accountability obligations requiring data controllers and processors to maintain a record of their data processing and implement policies as part of its mandated privacy governance framework. It also requires data controllers to be transparent and disclose upon request to data subjects (in a concise, intelligible and easily accessible form) how their personal information is to be used, imposes limitations on retention of personal data; defines for the first time pseudonymized (i.e., key-coded) data; introduces mandatory data breach notification requirements; and sets higher standards for data controllers to demonstrate that they have obtained valid consent for certain data processing activities. In addition to the foregoing, a breach of the GDPR could result in regulatory investigations, reputational damage, orders to cease/change our use of data, enforcement notices, as well potential civil claims including class action type litigation where individuals suffer harm.

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

We will need to grow our organization, specifically to expand our development and regulatory capabilities, and we may experience difficulties in managing this growth, which could disrupt operations.

        We have 163 employees (153 full time equivalents), including those of our subsidiaries. As our development and commercialization plans and strategies develop, we expect to expand our employee base on an as-needed basis. Future growth would impose significant added responsibilities on management, including the need to identify, recruit, maintain, motivate and integrate additional employees. Also, our management may need to divert a disproportionate amount of their attention away from day-to-day activities and devote a substantial amount of time to managing these growth activities. We may not be able to effectively manage the expansion of our operations which may result in weaknesses in our infrastructure, give rise to operational errors, loss of business opportunities, loss of employees and reduced productivity among remaining employees. Our expected growth could require significant capital expenditures and may divert financial resources from other projects, such as the development of existing and additional product candidates. If our management is unable to effectively manage our expected growth, our expenses may increase more than expected, our ability to generate and/or grow revenue could be reduced and we may not be able to implement our business strategy. Our future financial performance and our ability to commercialize our product candidates and compete effectively with others in our industry will depend, in part, on our ability to effectively manage future growth.

Risks Related to Our Common Shares

Our share price has been and may in the future be volatile, which could cause holders of our common shares to incur substantial losses.

        You should consider an investment in our common shares as risky and invest only if you can withstand a significant loss and wide fluctuations in the market value of your investment. Our share price has been, and in the future may again be subject to substantial price volatility. In addition, the stock market has recently experienced significant volatility, particularly with respect to pharmaceutical, biotechnology and other life sciences company stocks. The volatility of pharmaceutical, biotechnology and other life sciences company stocks often does not relate to the operating performance of the companies represented by the stock. Some of the factors that may cause the market price of our common shares to fluctuate include:

  •
  results and timing of our clinical studies and clinical studies of our competitors' products;

  •
  failure or discontinuation of any of our development programs;

  •
  issues in manufacturing our product candidates or future approved products;

  •
  regulatory developments or enforcement in the United States and non-U.S. countries with respect to our product candidates or our competitors' products;

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

        Future sales of a substantial number of our common shares, or the perception that such sales will occur, could cause a decline in the market price of our common shares. We had approximately 119 million common shares outstanding as of March 31, 2021. If our existing shareholders sell substantial amounts of common shares in the public market, or the market perceives that such sales may occur, the market price of our common shares and our ability to raise capital through the issuance of equity securities in the future could be adversely affected. In addition, we have registered on a Form S-8 registration statement all common shares that we may issue under our equity compensation plans. As a result, these shares can be freely sold in the public market upon issuance, subject to volume limitations applicable to affiliates.

        On December 23, 2020, we filed a shelf registration statement on Form F-3 for the potential offer and sale by us of up to $225 million of our common shares, senior debt securities, subordinated debt securities, warrants, purchase contracts or units. The registration statement was declared effective by the SEC on December 30, 2020. We have also entered into a sales agreement to offer and sell up to $75 million of our common shares under a prior registration statement pursuant to an "at-the-market" offering. Because the price per share of each share sold under the registration statement will depend on the market price of our shares at the time of the sale and other market conditions, it is not possible at this stage to predict the number of shares that ultimately may be offered and sold under the registration statement. If we sell common shares, convertible securities or other equity securities, existing shareholders may be diluted by such sales, and in certain cases new investors could gain rights superior to our existing shareholders. Any sales of our common shares, or the perception that such sales could occur, could have a negative impact on the trading price of our shares.

We are a foreign private issuer and, as a result, we are not subject to U.S. proxy rules and are subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.

        We report under the Securities Exchange Act of 1934, as amended, or the Exchange Act, as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act and although we are subject to Dutch laws and regulations with regard to such matters and intend to furnish quarterly financial information to the U.S. Securities and Exchange Commission, or SEC, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. In addition, foreign private issuers are not required to file their annual report on Form 20-F until four months after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers.

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

We may lose our foreign private issuer status which would then require us to comply with the Exchange Act's domestic reporting regime and cause us to incur significant legal, accounting and other expenses.

        We are a foreign private issuer and therefore we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. If, in the future, we are not a foreign private issuer, as of the end of the second fiscal quarter in any fiscal year, we would be required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers in the subsequent fiscal year. In order to maintain our current status as a foreign private issuer, either (a) a majority of our common shares must be either directly or indirectly owned of record by non-residents of the United States or (b)(i) a majority of our managing directors or supervisory directors may not be United States citizens or residents, (ii) more than 50 percent of our assets cannot be located in the United States and (iii) our business must be administered principally outside the United States. If we were to lose this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and stock exchange rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would make it more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified supervisory directors.

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

        Our authorized share capital increased as of June 19, 2018, following an amendment of our Articles of Association approved by a resolution of the general meeting of shareholders. On August 4, 2020, following an amendment of our Articles of Association, approved by a resolution of the general meeting of shareholders, the composition of our authorized share capital was amended, and the cumulative preferred shares included in the share capital were abolished and converted into common shares. Our authorized share capital currently amounts to €3,119,500, comprised of 311,950,000 common shares, each with a nominal value of €0.01.

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

        As a Dutch company we are subject to the Dutch Corporate Governance Code, or DCGC. The DCGC contains both principles and best practice provisions that regulate relations between the management board, the supervisory board and the shareholders (i.e., the general meeting of shareholders). The DCGC is based on a "comply or explain" principle. Accordingly, companies are required to disclose in their annual reports, filed in the Netherlands, whether they comply with the provisions of the DCGC. If they do not comply with those provisions (e.g., because of a conflicting Nasdaq requirement), the company is required to give the reasons for such non-compliance.

        The DCGC applies to all Dutch companies listed on a government-recognized stock exchange, whether in the Netherlands or elsewhere, including Nasdaq. We do not comply with all the best practice provisions of the DCGC. In our annual report for the fiscal year ended December 31, 2020, we will report on our compliance with the DCGC. This may affect your rights as a shareholder and you may not have the same level of protection as a shareholder in a Dutch company that fully complies with the DCGC.

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

        We are required to disclose changes made in our internal controls and procedures and our management is required to assess the effectiveness of these controls annually. As September 17, 2019 represented the fifth anniversary of the date of the first sale of our common shares pursuant to an effective registration statement under the Securities Act, we no longer qualify as an "emerging growth company" as defined in the JOBS Act, commencing December 31, 2019. As a result, our independent registered public accounting firm is required to attest to the effectiveness of our internal controls over financial reporting pursuant to Section 404. An independent assessment of the effectiveness of our internal controls could detect problems that our management's assessment might not. Undetected material weaknesses in our internal controls could lead to financial statement restatements and require us to incur the expense of remediation.

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

        IFRS 9 "Financial Instruments" and IFRS 15 "Revenues from Contracts with Customers" went into effect on January 1, 2018 and IFRS 16 "Leases" went into effect on January 1, 2019. With respect to the first time adoption of IFRS 9 and IFRS 15, any transition effects are described in note 3 to the consolidated financial statements as of December 31, 2018. With respect to IFRS 16, during 2018, we completed the assessment of the impact of IFRS 16 on our consolidated financial statements and have identified our leases including contractual payments, renewal options and other terms. Any transition effects are described in note 4 to our consolidated financial statements as of December 31, 2019. The first time adoption of IFRS 16 has not substantially affected our results of operations.

Although we do not believe we were a "passive foreign investment company" (a "PFIC") in 2020, we may be a PFIC in 2021 or one or more future taxable years. A U.S. investor may suffer adverse U.S. federal income tax consequences if we are a PFIC for any taxable year during which the U.S. investor holds common shares.

        Under the Internal Revenue Code of 1986, as amended, or the Code, we will be a PFIC for any taxable year in which, after the application of certain "look-through" rules with respect to subsidiaries, either (i) 75% or more of our gross income consists of "passive income," or (ii) 50% or more of the average quarterly value of our assets consist of assets that produce, or are held for the production of, "passive income." Passive income generally includes interest, dividends, rents, certain non-active royalties and capital gains. Although we have not performed a definitive PFIC analysis using U.S. federal income tax principles, based on certain estimates as to composition of our income and assets, including the implied value, based on our market capitalization, of our assets that produce non-passive income, during 2020, we do not believe that we were a PFIC for our 2020 taxable year. However, there can be no assurance that the Internal Revenue Service, or the IRS, will agree with our conclusion. In addition, whether we will be a PFIC in 2021 or any future taxable year is uncertain because, among other things, we currently own a substantial amount of passive assets, including cash, and because the valuation of our assets that generate non-passive income for PFIC purposes, including our intangible assets, is uncertain and may vary substantially over time and the composition of our assets and income may vary substantially over time. The average quarterly value of our assets for purposes of determining our PFIC status for any taxable year (to the extent applicable) will generally be determined in part by reference to our market capitalization, which has fluctuated and may continue to fluctuate significantly over time. Accordingly, there can be no assurance that we will not be a PFIC for any future taxable year. In addition, we may, directly or indirectly, hold equity interests in other entities, including certain of our subsidiaries that are PFICs, or "Lower-tier PFICs."

        If we are a PFIC for any taxable year during which a U.S. investor holds common shares, we generally will continue to be treated as a PFIC with respect to that U.S. investor for all succeeding years during which the U.S. investor holds common shares, even if we cease to meet the threshold requirements for PFIC status. Such a U.S. investor may be subject to adverse tax consequences, including (i) the treatment of all or a portion of any gain on disposition as ordinary income, (ii) the application of a deferred interest charge on such gain and the receipt of certain dividends and (iii) compliance with certain reporting requirements. To avoid the application of the foregoing rules, a U.S. investor can make an election to treat us and each Lower-tier PFIC as a qualified electing fund (a "QEF Election") in the first taxable year that we and each Lower-tier PFIC are treated as PFICs with respect to the U.S. investor. We currently intend to provide the information necessary for a U.S. investor to make a QEF Election with respect to us and each Lower-tier PFIC that we control for 2021 and for any future years with respect to which we determine that we or any Lower-tier PFIC that we control are or are likely to be a PFIC. A U.S. investor can also avoid certain of the adverse U.S. federal income tax consequences described above by making a mark-to-market election with respect to its common shares, provided that the common shares are "marketable." U.S. investors should consult their tax advisers regarding the availability and advisability of making a QEF Election or a mark-to-market election in their particular circumstances. See "Material U.S. Federal Income Tax Considerations" for further information regarding the consequences to a U.S. investor if we are a PFIC for any taxable year during which the U.S. investor holds common shares.

Any future dividends distributed by the Company to certain related parties in low-taxed jurisdictions might in the future become subject to an additional Dutch withholding tax on dividends.

        Under current Dutch tax law, dividends paid on shares are in principle subject to Dutch dividend withholding tax at a rate of 15% under the Dutch Dividend Withholding Tax Act 1965 (Wet op de dividendbelasting 1965), unless a domestic or treaty exemption or reduction applies. On September 25, 2020, the Dutch Ministry of Finance published a draft bill for internet consultation that introduces an additional withholding tax on certain dividends paid within a group. The withholding tax will be applicable to dividends paid to group entities in low-taxed jurisdictions or certain hybrid group entities. The rate will be as high as the highest Dutch corporate income tax rate (currently 25%) at the time of the dividend payment. Any future dividends distributed by us on our shares may become subject to this additional Dutch withholding tax. The formal bill is expected to be submitted in the spring of 2021, which would be effective as of January 1, 2024. The proposed measures will be discussed in Dutch parliament and may be subject to amendment.

General Risk Factors

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

        If any of our product candidates are approved for commercial sale, we will be highly dependent upon consumer perceptions of us and the safety and quality of our products. We could be adversely affected if we are subject to negative publicity. We could also be adversely affected if any of our products or any similar products distributed by other companies prove to be, or are asserted to be, harmful to patients. Because of our dependence upon consumer perceptions, any adverse publicity associated with illness or other adverse effects resulting from patients' use or misuse of our products or any similar products distributed by other companies could have a material adverse impact on our financial condition or results of operations.

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

Exchange rate fluctuations may materially affect our results of operations and financial condition.

        Potential future revenue may be derived from abroad, particularly from the United States. As a result, our business and share price may be affected by fluctuations in foreign exchange rates between the euro and these other currencies, which may also have a significant impact on our reported results of operations and cash flows from period to period, such as the U.S. dollar. We have converted into euros only the portion of the proceeds from our financings and our research collaboration and license agreement with Genentech that we expect will be spent in euros according to our budget. If the projected payments in either euro or U.S. dollar change, we may be subject to foreign exchange-rate risk. Currently, we do not have any other exchange rate hedging measures in place.

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

  •
  third parties may initiate opposition or re-examination proceedings challenging the validity or scope of our patent rights, requiring us or our collaborators and/or licensors to participate in such proceedings to defend the validity and scope of our patents;

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

        These lawsuits and proceedings would be costly and could affect our results of operations and divert the attention of our managerial and scientific personnel. There is a risk that a court or administrative body would decide that our patents are invalid or not infringed by a third party's activities, or that the scope of certain issued claims must be further limited. An adverse outcome in a litigation or proceeding involving our own patents could limit our ability to assert our patents against these or other competitors, affect our ability to receive royalties or other licensing consideration from our licensees, and may curtail or preclude our ability to exclude third parties from making, using and selling similar or competitive products. Any of these occurrences could adversely affect our competitive business position, business prospects and financial condition.

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

        Our registered or unregistered trademarks or trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. We may not be able to protect our rights to these trademarks and trade names, which we need to build name recognition by potential partners or customers in our markets of interest. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively, and our business may be adversely affected.

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

        For example, we sometimes collaborate with U.S. and non-U.S. academic institutions to accelerate our preclinical research or development under written agreements with these institutions. Typically, these institutions provide us with an option to negotiate a license to any of the institution's rights in technology resulting from the collaboration. Regardless of such option, we may be unable to negotiate a license within the specified timeframe or under terms that are acceptable to us. If we are unable to do so, the institution may offer the intellectual property rights to other parties, potentially blocking our ability to pursue our applicable product candidate or program.

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

        Filing, prosecuting, and defending patents on product candidates in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States can be less extensive than those in the United States and Europe. In addition, the laws of some countries outside the United States and Europe, such as China, do not protect intellectual property rights to the same extent as federal and state laws in the United States and laws in Europe. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States and Europe, or from selling or importing products made using our inventions in and into the United States, Europe or other jurisdictions. As part of ordinary course prosecution and maintenance activities, we determine whether and in which countries to seek patent protection outside the United States and Europe. This also applies to patents we have acquired or in-licensed from third parties. In some cases, this means that we, or our predecessors in interest or licensors of patents within our portfolio, have sought patent protection in a limited number of countries for patents covering our product candidates. Competitors may use our technologies in jurisdictions where we have not obtained or are unable to adequately enforce patent protection to develop their own products and further, may export otherwise infringing products to territories where we have patent protection, but enforcement is not as strong as that in the United States and Europe. These products may compete with our products and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

        Many companies have encountered significant problems in protecting and defending intellectual property rights in jurisdictions outside the United States and Europe. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets, and other intellectual property protection, particularly those relating to biotechnology products, which could make it difficult for us to stop the infringement of our patents, the reproduction of our manufacturing or other know-how or marketing of competing products in violation of our proprietary rights generally. Proceedings to enforce our patent rights in jurisdictions outside the United States and Europe, whether or not successful, could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

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

ITEM 4.    INFORMATION ON THE COMPANY

A.  History and development of the company

        We are a clinical-stage immuno-oncology company focused on discovering and developing highly targeted cancer immunotherapies. Our product candidates represent an innovative approach to cancer treatment that seeks to harness the body's own immune defenses to fight tumor cells. The most potent cells of the human defense arsenal are types of white blood cells called innate immune cells (Natural Killer cells, or NK cells, and macrophages) and T cells. Leveraging our fit-for-purpose ROCK® platform, we develop proprietary, next-generation bispecific antibodies, so-called innate cell engagers, which are designed to direct innate immune cells and establish a bridge to cancer cells. Our innate cell engagers have the ability to bring innate immune cells into the proximity of tumor cells and trigger an activation cascade that leads to the destruction of cancer cells. Due to their novel tetravalent architecture with four binding domains, our innate cell engagers bind to their targets with high affinity. Different dosing schemes are being explored to allow for improved exposure in heavily pretreated patient populations. Based on their mechanism of action as well as the preclinical and clinical data we have generated to date, we believe that our product candidates as monotherapy and / or in combination, may ultimately improve response rates, clinical outcomes and survival in cancer patients, and could eventually become a cornerstone of modern targeted oncology care. Building on our leadership in the innate cell engager space, we are also developing novel antibody formats with the potential to tailor innate cell-engaging therapy to different indications and settings.

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

        We are focusing our research and development efforts on three programs, for which we retain full global commercial rights, AFM13, AFM24 and AFM28. Because our tetravalent bispecific antibodies can be engineered to bind to different antigens that are known to be present on various cancer cells, our product candidates could be developed for the treatment of different cancer indications. We intend to clinically develop our product candidates to treat high medical need indications, including as a salvage therapy for patients who have relapsed after treatment with standard therapies, or patients who are refractory to these therapies, meaning they do not respond to treatment with standard therapies, whom we collectively refer to as relapsed/refractory patients. These patients have limited life expectancy and few therapeutic options. We believe this strategy will allow for a faster path to approval and will likely require smaller clinical studies compared to indications with more therapeutic options and larger patient populations. We believe such specialized market segments in oncology can be effectively targeted with a small and dedicated marketing and sales team. We currently intend to establish a commercial sales force in the United States and/or Europe to commercialize our product candidates when and if they are approved.

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

        Our main offices and laboratories are located at the Technology Park adjacent to the German Cancer Research Center (DKFZ) in Heidelberg, where we employ 112 people, approximately 66% of whom have an advanced academic degree. Including AbCheck (see description below) and Affimed Inc. personnel, our total headcount is 163 (153 full time equivalents). We are led by experienced executives with a track record of successful product development, approvals and launches, specifically in the area of biologics and biopharmaceuticals. Our supervisory board is made up of highly experienced experts from the pharmaceutical and biotech industries, including individuals with a background and expertise in hematological malignancies.

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

        Our legal and commercial name is Affimed N.V. and we are a public company with limited liability (naamloze vennootschap) incorporated under Dutch law. Our principal executive offices are located at Technologiepark, Im Neuenheimer Feld 582, 69120 Heidelberg, Germany, and our telephone number is (+49) 6221-6743-60.

        The SEC maintains an Internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov. Our website can be found at www.affimed.com. The information on our website is not incorporated by reference into this Annual Report, and you should not consider information contained on our website to be a part of this Annual Report.

B.  Business overview

Our Strategy

        Our goal is to develop new treatment options for patients in need by activating innate immunity (e.g. NK cells and macrophages), the body's first line of defense, to fight cancer. We are developing single and combination therapies to treat a variety of cancers. Our novel proprietary antibody platform, ROCK®, delivers several unique types of next-generation tetravalent antibody formats, including bispecific and trispecific innate cell engagers. Based on the distinctive properties and mechanism of action of these products, which have demonstrated preclinical and / or clinical activity, we believe that our product candidates, alone or in combination, could eventually become a key element of improving clinical outcomes in cancer patients. Key elements of our strategy to achieve this goal are to:

  •
  Rapidly advance the development of our clinical stage product candidates using a three-pronged development approach, including development (i) as monotherapy, (ii) in combination with adoptive NK cells, and (iii) in combinations with immunotherapies such as checkpoint inhibitors;

  •
  Establish R&D and commercialization capabilities in Europe and in the United States;

  •
  Use our technology platforms and intellectual property portfolio to continue to build our cancer immunotherapy pipeline;

  •
  Maximize the value of our collaboration arrangements with LLS, The MD Anderson Cancer Center, Genentech and Roivant, and establish new collaborations;

  •
  Intensify our collaboration with academia; and

  •
  Utilize AbCheck to generate and optimize antibodies.

Our Strengths

        We believe we are a leader in developing cancer immunotherapies due to several factors:

  •
  Our lead product candidate, AFM13, is a first-in-class innate cell engager for hematologic cancer indications;

  •
  Our development candidate, AFM24, is a first-in-class innate cell engager for solid tumor indications;

  •
  Our modular and versatile ROCK® platform, which we believe will enable future product candidates and collaborations with pharmaceutical companies;

  •
  We retain global commercial rights for AFM13, AFM24 and AFM28;

  •
  Our experienced management team has a strong track record in the development and commercialization of new medicines; and

  •
  We have a strong technology base and solid patent portfolio in the field of targeted immuno-oncology.

Our Research and Development Pipeline

        We are developing a pipeline of innate cell engagers for the treatment of cancer as shown below:

        Our most advanced candidate, AFM13, is a first-in-class innate cell engager designed for the treatment of certain CD30-positive (CD30+) malignancies, including T cell lymphomas. AFM13 selectively binds to CD30, a clinically validated target, and CD16A, an integral membrane glycoprotein receptor expressed on the surface of NK cells and macrophages, triggering a signal cascade that leads to the destruction of CD30-positive tumor cells. In contrast to conventional full-length antibodies, AFM13 does not bind to CD16B, which prevents binding to other cell types, e.g., neutrophils, and binds with equal affinity to CD16A polymorphisms at position 158. Furthermore, AFM13 binds CD16A with an approximately 1000-fold higher affinity than monoclonal antibodies thereby significantly increasing potency and efficacy as preclinically demonstrated. AFM13 is currently being investigated as monotherapy in a phase 2 registration-directed study in patients with relapsed/refractory peripheral T-cell lymphoma (PTCL), and in combination with adoptive NK cells in a Phase 1 clinical study in collaboration with the MD Anderson Cancer Center.

        Our second candidate, AFM24, is a tetravalent, bispecific epidermal growth factor receptor (EGFR)-and CD16A-binding innate cell engager. AFM24 is designed to address limitations, such as toxicities or treatment resistance, associated with current therapeutic anti-EGFR monoclonal antibodies, while also offering the potential for better efficacy and safety by using activation of innate immunity to target EGFR-expressing solid tumors rather than inhibition of EGFR-mediated signal transduction. AFM24 is currently being investigated as monotherapy in a first-in-human phase 1/2a study, and we intend to commence two clinical studies investigating AFM24 in combination with adoptive NK cells and a PD-L1 inhibitor, respectively, in the second half of 2021.

        Our third wholly-owned ICE® molecule, AFM28, was selected from our ROCK® platform for an undisclosed target. The selection of AFM28 followed our evaluation of oncology indications with a high level of innate immune cell activity, and where there was past clinical experience with therapeutic antibodies and antibody drug conjugates. We advanced AFM28 into preclinical studies in 2020 and expect to submit an IND application in the first half of 2022.

        In August 2018, we entered into a research collaboration and license agreement with Genentech, a member of the Roche Group, for the development and commercialization of certain product candidates that contain novel NK cell engager-based immunotherapeutics to treat multiple cancers. The agreement included a license to AFM26, a tetravalent, bispecific B cell maturation antigen (BCMA)- and CD16A-binding innate cell engager from our fit-for-purpose ROCK® platform, for the treatment of multiple myeloma. AFM26 is now known as RO7297089. RO7297089 employs a unique mechanism of action through high affinity engagement of NK cells and has demonstrated in vitro efficacy against cells with very low levels of BCMA expression. NK cell binding of RO7297089 is largely unaffected by IgG competition. During 2020, Genetech initiated a phase I study for RO7297089.

        AFM32 is another ICE® candidate in preclinical development against an undisclosed target. In November 2020, we announced a License and Strategic Collaboration with Roivant Sciences Ltd. ("Roivant"), pursuant to which we granted Roivant a license to develop and commercialize AFM32 and options to license additional novel ICE® molecules against other targets.

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

COVID-19

        In response to the recent COVID-19 pandemic, we have implemented mitigation procedures to ensure the safety of trial participants and healthcare professionals and that drug supply and other trial-related materials are ready and available for patients enrolled in our clinical trials. We are closely monitoring and adhering to relevant federal and local guidelines on COVID-19 to ensure the safety and health of our global workforce and help limit the spread of COVID-19, while maintaining business continuity. We mandated a work-from-home policy for all employees not involved in preclinical research, and adjusted operations for laboratory personnel at our headquarters in Heidelberg, Germany. In addition, we eliminated nonessential travel to minimize exposure to COVID-19. We will continue to work closely with clinical sites as well as respective competent authorities to ensure the safety of trial participants and healthcare professionals, as well as the appropriate use of healthcare resources during the COVID-19 pandemic, while preserving the conduct and data integrity of our clinical studies.

        At this time, our contract manufacturers are operating without interruption, and there is sufficient material for the AFM13 phase 2 registration-directed study in PTCL, the investigator sponsored trial of cord blood-derived allogeneic natural killer (NK) cells in combination with AFM13, and the ongong AFM24 phase 1/2a monotherapy clinical study. Our assessment of the potential impact of the COVID-19 pandemic on patient enrollment and site activation in our clinical studies is ongoing and we will update trial timelines once we have more visibility on the length and extent of the COVID-19 pandemic.

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

  •
  NK cells: NK cells are important mediators of the innate immune system and can display cytotoxic, or cell-killing, activity against "altered self" (virus-infected and cancerous) cells. They were named "natural killers" because they recognize altered structures without the need for antigen processing and presentation. NK cells possess a large number of receptors that activate NK cells to destroy deviant cells.

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

        Better understanding of the fundamentals of cellular and molecular tumor immunology has identified many ways by which the immune system can be augmented to treat cancer, including priming/boosting of the immune system, T cell modulation, reducing immunosuppression in the tumor microenvironment and enhancing adaptive immunity. This new area of medicine, termed cancer immunotherapy, has the potential to offer adaptable and durable cancer control across a variety of tumor types. Our ROCK ® platform-based immune cell engagers enable a direct interaction of NK cells, macrophages or T cells with cancer cells, leading to the destruction of the tumor cells.

Cancer

        Cancer is a broad group of diseases in which cells divide and grow in an uncontrolled fashion, forming malignancies that can invade other parts of the body. In normal tissues, the rates of new cell growth and cell death are tightly regulated and kept in balance. In cancerous tissues, this balance is disrupted as a result of gene mutations, causing unregulated cell growth that leads to tumor formation. While tumors can grow slowly or rapidly, the dividing cells will nevertheless accumulate, and the normal organization of the tissue will become disrupted. Cancers subsequently can spread throughout the body by processes known as invasion and metastasis. Cancer cells that arise in the lymphatic system and bone marrow are referred to as hematological malignancies. Cancer cells that arise in other tissues or organs are referred to as solid tumors.

        According to the American Cancer Society, cancer is the second most common cause of death in the United States. In the United States, more than 1.9 million new cases of cancer are expected to be diagnosed in 2021, and more than 608,000 deaths from cancer are expected to occur. The 5-year relative survival rate for all cancers diagnosed during 2009-2015 was 69%. According to a

United States National Institute of Health National Cancer Institute estimate, national expenditures for cancer care in the United States in 2017 were approximately $147 billion.

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

        Cancer immunotherapy plays an increasingly important role among emerging cancer drug therapies. The science behind immunotherapies is to harness the body's own immune system to fight tumor cells. There are different approaches: vaccinations, checkpoint modulators, T cell and innate cell engagers. For example, bispecific antibodies, or cellular therapies transform a patient's own T cells to express a specific chimeric antigen receptors (CARs). Ipilimumab (Yervoy®), sipuleucel-T (Provenge®), and more recently nivolumab (Opdivo®), pembrolizumab (Keytruda®), and blinatumomab (Blincyto®) were amongst the first cancer immunotherapies to enter the market. Our platforms of bi- antibodies add further promise to the field of immuno-oncology.

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

Schematic Representation of our Fit-For-Purpose ROCK Platform

        Our ROCK® platform offers modularity and versatility for customizable antibody generation, is differentiated from other technologies and is designed to deliver immune cell engagers that:

  •
  target different tumor-associated antigens;

  •
  enable tumor cell killing even with low target expression;

  •
  demonstrate high affinity binding and avidity based on bivalency;

  •
  recruit innate immune cells through anti-CD16A-specific epitopes;

  •
  offer different PK profiles;

  •
  possess long cell retention time; and

  •
  show evidence of specific innate immune cell activation and their tumor infiltration (CD16A engagers).

        Leveraging our fit-for-purpose ROCK® platform, we develop proprietary, next-generation bispecific antibodies, so-called innate cell engagers (ICE®). These ICE® molecules are designed to direct and establish a bridge between innate immune cells and cancer cells. Our innate cell engagers have the ability to create an immunological synapse between innate immune cells and cancer cells and trigger an activation cascade that leads to the destruction of cancer cells. Due to their novel tetravalent architecture (which provides for four binding domains), our innate cell engagers bind to their targets with high affinity and have half-lives that support intravenous administration and dosing schedules similar to monoclonal antibodies (mAbs) to achieve potent antitumor efficacy. In addition to our lead candidates, AFM13, AFM24 and AFM28, we are developing a variety of tetravalent, bispecific antibody formats with the potential to tailor immune-engaging therapies to different indications and settings.

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

Schematic representation of the mode of action of a tetravalent bispecific innate cell engager

        Innate immune cells, such as NK cells and macrophages, distinguish between healthy cells and foreign or aberrant cells through a process that is governed by a complex interaction of activating and inhibitory receptors that regulate their activity. While innate immune cells can bind to the Fc regions of native full-length antibodies through Fcg receptors to induce a cytotoxic effect, our ICE ® molecules are designed to enhance the activity of innate immune cells in killing targeted tumor cells because they bind the FcgRIIIA (CD16A) receptor on innate immune cells with high specificity and approximately 1,000-fold higher affinity than IgG-based antibodies, and greater than 25-fold higher affinity than typical Fc-optimized IgG antibodies.

        CD16A is an integral membrane glycoprotein found on the surface of innate immune cells, namely NK cells and marcophages, but not neutrophils. Classical mAbs bind not only to CD16A, but, to our knowledge, also to the highly homologous CD16B, an isoform differing from CD16A by only a few amino acids. CD16B is expressed on neutrophils, which are the most numerous white blood cells (leukocytes), and blood plasma contains high levels of soluble CD16B cleaved from the daily turnover of apoptotic neutrophils. Thus CD16B, being readily available to bind to any Fc-based antibody formats, facilitates target-mediated drug disposition for such antibodies. To engage and activate innate immune cells, we have generated a highly effective and specific human antibody that specifically targets the CD16A receptor and does not cross-react with CD16B. This antibody also binds to both CD16A allotypes (amino acid 158 with either valine or phenylalanine) with equal affinity, a polymorphism that has been shown to reduce efficacy of marketed classical antibodies such as trastuzumab or elotuzumab (see figure below).

 Binding of Innate Cell Engager to CD16A (high-and low affinity genetic variants (allotypes) 158V and 158F, respectively) and to CD16B (SH, NA1 and NA2 allotypes), the latter showing no response (i.e. no binding)

        Our lead innate cell engager AFM13, binds to CD16A on innate immune cells and to CD30, a receptor found on malignant cells that have been implicated in lymphoma, including Hodgkin Lymphoma (HL) and T cell lymphoma.

CD30-positive Malignancies

        CD30 is a cell membrane protein and tumor marker of different hematological malignancies, including PTCL, CTCL, HL and DLBCL.

        Hodgkin Lymphoma is a type of lymphoma, a cancer originating from white blood cells called lymphocytes. There are approximately 9,000 new cases of HL in the United States every year and about 23,000 new cases in North America, the European Union and Japan. Depending on disease stage, patients with newly diagnosed HL are treated primarily with chemotherapy and sometimes in combination with radiotherapy. The current initial standard regimens are highly effective, but associated with acute and chronic toxicity. A number of patients are either refractory to or relapsing from standard therapy that included chemotherapy followed by Adcetris®, and we believe these represent a total of approximately 4,000-5,000 patients every year in North America, the European Union and Japan.

        Adcetris® is the first approved targeted therapy for HL patients that are relapsed/refractory to second line treatments. Adcetris® targets CD30, the same target as AFM13, but has a different mode of action, acting as a targeted chemotherapy, rather than as a targeted immunotherapy. As an antibody-drug conjugate, Adcetris® delivers a toxin (monomethyl auristatin E) to the cells that carry the CD30 antigen. The drug conjugate is internalized by the tumor cell, which is then destroyed. In a phase 2 clinical study, Adcetris® treatment in relapsed/ refractory HL patients resulted in an overall response rate of 75% and a complete response rate of 34%. However, the median progression free survival after Adcetris® is 9.3 months. In addition, the treatment is associated with considerable adverse events like neutropenia (low neutrophils) and neuropathy (damage to the peripheral nervous system).

        The FDA and EMA have approved nivolumab in classical HL patients that have relapsed or progressed after autologous hematopoietic stem cell transplantation and Adcetris® in 2016. Recently, the FDA has approved pembrolizumab for the treatment of adult and pediatric patients with refractory classical Hodgkin lymphoma (cHL), or who have relapsed after three or more prior lines of therapy. Overall response rates for the anti-PD-1 antibodies (nivolumab and pembrolizumab) in relapsed/refractory classical HL patients post brentuximab vedotin are 64 to 74%, with complete remission rates of 12-25%.

        Beyond HL, other CD30+ hematological malignancies include T cell lymphoma, or TCL, and diffuse large B cell lymphoma, or DLBCL.

        4% of all new cancer cases in the US are NHL (SEER Database). In 2020, approximately 77,240 new cases of NHL were diagnosed in the US (SEER estimate). 5-10% of all Non-Hodgkin Lymphomas (NHL) are peripheral T-Cell Lymphomas (PTCL) and the majority are B-Cell Lymphomas, with approximately a third of NHL being DLBCL. There are between 4000-8000 newly diagnosed cases of PTCL in the US every year, of which 50-60% are positive for CD30. There are approximately 26,000 newly diagnosed DLBCL patients in the US every year, of which approximately a third are CD30+. Together, TCL and DLBCL contribute approximately 6,000-8,000 relapsed/refractory CD30+ cancer cases per year in North America, the European Union and Japan.

EGFR-positive Malignancies

        Current treatment options for solid tumors consist of a mix of surgery, chemotherapy, radiotherapy and targeted therapies. While chemotherapy or radiotherapy were historically standard treatment strategies, specific tumor characteristics currently guide decision-making for an optimal treatment regimen for individual patients. This has led to the implementation of innovative treatments as standard of care in many solid tumors, including monoclonal antibodies and tyrosine kinase inhibitors.

        EGFR, an important target that is exploited by these targeted therapies, is expressed in a wide range of solid tumors and is considered a validated target for their treatment. Erbitux® and Vectibix® are anti-EGFR monoclonal antibodies that are approved for the treatment of RAS-wild type metastatic colorectal cancer (CRC), which represents a subset of ~45-50% of all CRC patients. However, Erbitux® and Vectibix® are not effective in KRAS mutated CRC. The activating KRAS mutations put RAS in a constitutively activated status that bypasses the signal transduction inhibition produced by EGFR targeting antibodies. In addition, Erbitux® is also approved for the treatment of locally advanced and recurrent/metastatic head and neck cancer (HNSCC). The anti-EGFR mAb Necitumumab is approved for squamous cell carcinoma of the lung.

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

        There is a broad spectrum of development opportunities for our tetravalent bispecific EGFR-targeting antibody, AFM24.

  •
  RAS -mutant colorectal cancer: The main mode-of-action of EGFR-targeting monoclonal antibodies (mAbs) Erbitux® and Vectibix® is the inhibition of the downstream signalling cascade of the EGFR. However, certain mutations within the RAS-oncogene result in a lack of activity of both Erbitux® and Vectibix®. In contrast, AFM24 introduces a novel mechanism of action, inducing direct innate immune cell mediated killing of EGFR-expressing cells. AFM24 might therefore be able to overcome these limitations and be clinically active regardless of RAS mutation status.

  •
  Combination with checkpoint inhibitors: It has been demonstrated that the PD-1/PD-L1 checkpoint pathway plays an important role in different solid tumor types. This supports the rationale for investigating the combination of AFM24 with a checkpoint inhibitor in several EGFR-positive tumors in which the checkpoint inhibitors are approved, e.g., NSCLC and HNSCC.

  •
  Combination with NK cells: We believe combining AFM24 with adoptive NK cell transfer can improve patient outcomes by ensuring patients have functional innate immune cells to be directed to the tumor and induce cytotoxic killing. In addition, through high affinity binding to CD16A, we believe AFM24 can ensure delivery of potent innate immune cells even to tumors with very low tumor antigen expression.

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

  •
  Development on EGFR-positive solid tumors in which no other EGFR mAbs are approved: Clinical signals of anti-tumor activity by currently approved therapies have been observed in a broad range of indications aside from the approved ones, including triple negative breast cancer and esophageal cancer. These indications might be further pursued with AFM24.

Our Product Candidates

        Our development pipeline currently comprises three distinct product candidates for which we retain full commercial rights—AFM13, AFM24 and AFM28. Initially, we intend to pursue indications in which the medical need is high and for which there is a significant population of patients needing treatment in the salvage setting. This unmet medical need could mean that our therapeutics could be approved on an expedited basis. If and when we obtain approval for our product candidates as salvage therapies, we plan to explore whether they could also be used as first- or second-line treatments, most likely in combination with one or more treatments that comprise the existing standard of care. All of our product candidates have the potential to target several indications, which could represent significant additional commercial opportunities in the future.

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

        Tumor cells have the ability to activate a multi-drug resistance system, or MDR, which we believe may contribute to the development of resistance to Adcetris®. The MDR, however, does not affect the efficacy of an immunotherapy like AFM13. We believe that this difference may not only translate into efficacy of AFM13 in patients relapsing from Adcetris® therapy, but ultimately into a longer clinical benefit. In addition, the off-target toxicity of Adcetris®' toxin monomethyl auristatin E causes severe neutropenia (low neutrophils) and neuropathy (damage to the peripheral nervous system). We believe AFM13 may avoid these side effects because it does not introduce a toxin such as monomethyl auristatin E into the cells. Hence, AFM13 may address Adcetris®' safety limitation.

        AFM13 has been granted orphan drug status for the treatment of HL in the United States and the European Union, and for T-cell lymphoma in the United States.

Clinical development of AFM13 as monotherapy in T-cell Lymphoma

        In November 2019, the first patient was dosed in a phase 2 registration-directed study of AFM13 as monotherapy in relapsed or refractory patients with CD30-positive peripheral T cell lymphoma (PTCL) or transformed mycosis fungoides (REDIRECT). The results of the study, if positive, could form the basis for a Biologics License Application (BLA) submission and support an accelerated approval given the unmet medical need for safe and effective new treatments in this hard-to-treat patient population. The study is designed to enroll patients with CD30-expressing PTCL or Transformed Mycosis Fungoides (TMF) and who have relapsed after an earlier standard of care treatment or have refractory disease.

        Dependent on their disease type and the magnitude of CD30 expression on their tumor cells, study participants were assigned to one of three study cohorts, each cohort receiving the same treatment of weekly AFM13 infusions (a 200 mg dose per infusion). The three cohorts are comprised of Cohort A, which includes PTCL patients with ≥10% CD30 expression on tumor cells; Cohort B, which includes PTCL patients with >1% to< 10% CD30 expression on tumor cells; and, Cohort C, which includes TMF patients with ≥1% CD30 expression on tumor cells. Enrollment in Cohort C is currently paused due to the ongoing COVID-19 pandemic.

        In March 2021, a pre-planned interim futility analysis was completed. The interim analysis was triggered following enrollment of 20 patients in each of the two main cohorts of the study, Cohort A and Cohort B. The futility boundary was derived from response rates for previous therapies that have received accelerated approval in relapsed or refractory PTCL. The futility analysis demonstrated that the response rate in Cohort A achieved the predefined threshold for continuation of the study. The response rate in Cohort B was sufficiently comparable to allow merging of both cohorts into a single cohort for all patients with CD30 >1%, per the study protocol. Evidence of anti-tumor response was observed in both cohorts with complete and partial responses. The safety analysis was consistent with previously reported data from our phase 1 trials of AFM13, with infusion related reactions (IRRs) representing the main side effect. Following the introduction of mandatory premedication, IRRs were markedly reduced, resulting in fewer dose reductions and a trend towards better activity.

        We intend to continue the study by recruiting approximately 100 - 110 response evaluable patients across Australia, South Korea, the European Union and the United States.

        We have also supported a phase 1b/2a IST of AFM13 in patients with relapsed or refractory CD30-positive lymphoma with cutaneous presentation led by investigators at Columbia University in New York. In addition to determining clinical efficacy, this study was also translational in nature, designed to allow for serial biopsies that enable assessment of NK cell biology and tumor cell killing within the tumor microenvironment. Final clinical efficacy and safety analysis of this study was recently presented at the annual ASH conference in December 2020. In 15 patients (dosed at 1.5-7.0 mg/kg) AFM13 was well-tolerated and showed therapeutic activity as a single agent, with an ORR of 42% (6 of 14 patients, 1 patient not assessed). In detail, one complete response (CR), five partial responses (PRs) and five stable diseases (SDs) were observed. An analysis of biomarker correlatives showed a decrease in circulating NK cells (CD56+ CD3- , CD56+ CD16+, NKp46+) during therapy, with post-therapy recovery. In addition, increased CD69 expression on circulating NK cells from responders vs. non-responders was demonstrated. Tumor biopsies showed increased infiltration of CD56+ NK cells pre-therapy in responders compared to non-responders, while circulating CD4+ CD25+ T cells (Tregs) decreased in responders compared to non-responders.

Clinical development of AFM13 in combination with adoptive NK cells

        In December 2016, we entered into a clinical development and commercialization collaboration with The MD Anderson Cancer Center (MDACC) to evaluate AFM13 in combination with MDACC's cord-blood derived NK cell product. MDACC conducted preclinical research aimed at investigating its NK cells derived from umbilical cord blood in combination with AFM13. In December 2018, we presented data at the ASH Annual Meeting, outlining the successful approach of a novel premixed product comprising expanded cord-blood derived NK cells loaded with AFM13 to redirect their specificity against CD30-positive malignancies.

        In September 2020, MDACC dosed the first patient in a phase 1 study. The study is designed to administer a stable complex of AFM13 pre-complexed with cord blood-derived allogeneic NK cells in different doses (numbers of pre-complexed NK cells) to patients with relapsed/refractory CD30-positive lymphoid malignancies followed by three doses of AFM13 as monotherapy. We fund research and development expenses for this collaboration and have licensed exclusive worldwide rights to further develop and commercialize any product developed under the collaboration. The best overall responses for the first four patients enolled in the study as of March 31, 2021, including three patients dosed with two cycles of therapy in dose cohort 1 (1×106 AFM13-cbNK/kg) and one patient dosed with a single cycle of therapy in dose cohort 2 (1×107 AFM13-cbNK/kg) were announced in April 2021. All four patients experienced significant disease reduction, with two complete responses and two partial responses as assessed by the investigator, with an objective response rate of 100%. There were no observed events of cytokine release syndrome, neurotoxicity syndrome or graft-versus-host disease in these patients.

        We published data with the German Cancer Research Center (DKFZ) presenting evidence of AFM13 modulating NK cells by sensitizing them to IL-2 and/or IL-15 stimulation. In this study, after exposure to AFM13, the NK cells showed improved IL-2- and IL-15-mediated proliferation and cytotoxicity. This data supports the rationale for further investigation of combining our NK cell engagers with IL-2-or IL-15 to potentially achieve deeper clinical responses.

Clinical development of AFM13 in combination with checkpoint inhibitors

        In 2019, we completed a phase 1b clinical study investigating the combination of AFM13 with Merck's anti-PD-1 antibody Keytruda® (pembrolizumab) in HL patients who had relapsed after or were refractory to chemotherapy and Adcetris®. The study was designed to establish a dosing regimen for the combination therapy and to assess its safety and efficacy. In this study, the combination was well-tolerated with most of the adverse events observed to be manageable with standard care and mild to moderate in nature. Best response assessment data from 24 patients treated at the highest AFM13 dose level (7 mg/kg) as reported by central read, showed an objective response rate (ORR) of 88% (21 of 24 patients), including complete metabolic responses (CmR) in 46% (11 of 24 patients) and partial metabolic responses (PmRs) in 42% (10 of 24 patients)

Other AFM13 clinical studies

        A phase 2a clinical study of AFM13 in patients with HL started recruitment in the second quarter of 2015. The study enrolled 25 HL patients relapsed or refractory to treatment with both Adcetris® (brentuximab vedotin) and anti-PD1 antibodies. Different dosing protocols of AFM13 were explored to allow for improved exposure in more heavily pre-treated patient populations. Final data was presented at the annual conference of the American Society of Hematology in December 2020. The overall response rate was 16.6% (95% CI, 4.5-36.1%). Twelve-month PFS and OS estimates were 12.6% (95% CI, 3.2 - 28.9%) and 62.0% (95%, CI 39.6 - 78.1) respectively. Treatment with AFM13 was deemed to be well tolerated.

AFM13-101 phase 1 dose escalation clinical study

        From September 2010 to April 2013, conducted a phase 1 clinical study of AFM13, AFM13-101, in patients with HL. All patients in this study suffered from heavily pre-treated relapsed/refractory disease and had documented progression of disease at study entry. The objectives of the study were to: determine the safety and tolerability of increasing doses of single cycles of AFM13 as a monotherapy; determine the maximum tolerated dose and optimal biological dose of AFM13; determine the pharmacokinetic (PK) profile of AFM13; analyze immunological markers, NK cell activity, NK cell markers, serum outcome markers and cytokine release; assess the immunogenicity, or ability to provoke an immune response, of AFM13; and assess the activity of AFM13. The phase 1 study was conducted in Germany and the United States. We submitted a CTA for the phase 1 study to the PEI in May 2010 and an IND application to the FDA in June 2010.

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

        Of the 28 patients, 26 were eligible for efficacy evaluation. For the remaining two patients, efficacy assessments have not been performed. Of the 26 patients, three had a partial remission, 13 had stable disease and 10 had disease progression as best overall response. With the exception of the 0.04 mg/kg dose cohort, anti-tumor activity was observed at all dose levels tested but was more pronounced at or above 1.5 mg/kg. In this subgroup (n=13), 3 partial responses (=50% tumor shrinkage) and 7 cases with stable disease were observed, with an overall response rate of 23% (3/13) and a disease control rate of 77%. The chart below shows for these 13 individual patients the best overall response measured as a percentage change in tumor volume from baseline (baseline = 0 at the y-axis). The volume is calculated as sum of perpendicular diameters (SPD) for selected lesions of the tumors based on CT-scans.

AFM13-101 Best Overall Response in % Change in Tumor Volume from Baseline in 13 Patients who Received 1.5 mg/kg

        Six of seven patients refractory to Adcetris® as their most recent treatment experienced stabilization of disease, or SD, following AFM13 treatment. One experienced progressive disease, or PD.

 AFM13-101 Data for Patients Refractory to Adcetris® as Immediate Prior Therapy

PATIENT	AFM13 DOSE (mg/kg)	# PRIOR TREATMENTS	MOST RECENT TREATMENT	TIME LAST ADCETRIS®— FIRST AFM13	AFM BEST RESPONSE
001-01	0.01 weekly	6	Adcetris®, 5 cycles	1 month	SD
001-02	0.01 weekly	7	Adcetris®, 8 cycles	1 month	SD
001-07	0.15 weekly	11	Adcetris®, 7 cycles	3 months	SD
001-11	0.5 weekly	7	Adcetris®, 5 cycles	3 months	SD
001-12	0.5 weekly	7	Adcetris®, 9 cycles	1 month	SD
003-01	0.5 weekly	9	Adcetris®, 4 cycles	1.5 months	SD
001-21	4.5 twice	8	Adcetris®, 8 cycles	2.5 months	PD

        Certain biomarkers indicated dose-dependent effects suggesting most active doses at or above 1.5 mg/kg. PK data were assessed in patients of all dosing cohorts. A dose proportional increase of systemic exposure (AUC0-(or Area Under the Curve from zero to infinity in a plot of the concentration of the drug in blood plasma against time, which represents the total drug exposure over time) and Cmax (or the maximum (or peak) concentration of the drug measured in plasma after the drug has been administered)) was observed. AFM13 was detectable in peripheral blood up to 168 hours post infusion in the highest dosing cohort. The mean half-life (t1/2) for dose cohorts 1.5 mg/kg and above was 9-19 hours. AFM13 treatment resulted in an increase of activated NK cells, which are characterized by CD69 expression on their surface. There was a trend showing that higher doses result in a more pronounced increase of CD69+ NK cells. Moreover, CD69 levels rose after AFM13 administration and fell to about baseline prior to the next dose (see figure below), indicating a pattern that reflected the PK of AFM13. All 28 patients in the study had measurable levels of soluble CD30 (sCD30), at the start of AFM13 treatment. sCD30 is shed by the tumor and is/was measurable in peripheral blood. In 24 patients the level was decreased at the end of treatment. Patients treated in dose cohorts 1.5 mg/kg and higher all had a marked decrease of sCD30.

 AFM13-101: Relative number of activated (CD69+) NK cells in patients receiving 7 mg/kg AFM13 (mean, n=3)

        Based on the phase 1 data we concluded, together with experts and authorities, that AFM13 has a favorable safety profile. In addition, AFM13 showed activity in terms of tumor response and pharmacodynamics (PD), even in Adcetris® refractory patients. However, PK and PD indicate that the dose regimen has to be optimized and that the measured clinical effect is likely to underestimate the potency of AFM13 in HL. Consequently, it was determined that in the phase 2a proof of concept study, the AFM13 dose had to be 1.5 mg/kg, be administered more frequently, at least for a certain time; the treatment duration had to be longer than four weeks; and a second cycle had to be mandated in patients that showed benefit from AFM13 treatment in the first cycle, i.e., complete response, partial response or SD.

AFM24

Overview

        We are developing AFM24, a tetravalent, bispecific EGFR and CD16A-binding innate cell engager, for patients with advanced cancers known to express EGFR. AFM24 is engineered to broadly treat EGFR-expressing solid tumors through innate immune cell activation, potentially avoiding safety and mutational status limitations, as well as resistance mechanisms associated with other therapies. AFM24 is unique in that it activates innate immunity to kill solid tumors by inducing both antibody-dependent cellular cytotoxicity (ADCC) and antibody-dependent cellular phagocytosis (ADCP), as compared to other therapies that rely heavily on signal or checkpoint inhibition. We have successfully completed a toxicology study in cynomolgus monkeys at a range of dose levels up to 75mg/kg over 4 weeks with no observed toxicities even at high dose levels. In contrast, Cetuximab, an approved anti-EGFR antibody, revealed significant toxicity at the same dose-range.

Clinical development of AFM24 as monotherapy

        In November 2019, our IND application for AFM24 cleared the required 30-day review by the FDA and is in effect for a phase 1/2a clinical trial of AFM24 in patients with advanced cancers known to express EGFR. We also received regulatory approval to commence a clinical trial of AFM24 from the UK and Spain. The initial goal of the study is to determine the maximum tolerated dose and recommended phase 2 dose of AFM24, as well as to evaluate the safety, pharmacokinetics, pharmacodynamics and preliminary efficacy in patients with advanced cancers known to express EGFR. The dose expansion phase of the study is intended to collect preliminary evidence of efficacy and to further confirm the safety of AFM24 as a monotherapy in patients with select solid tumor subtypes. The study started enrolling patients in the second quarter of 2020 and has successfully completed 4 cohorts of increasing doses of AFM24 and is actively recruiting patients to cohort 5.

Clinical development of AFM24 in combination with adoptive NK cells

        In March 2021, the FDA cleared an IND application we co-sponsored with NKGen Biotech (formerly known as NKMax America) to initiate a first-in-human phase 1/2a study of AFM24 in combination with SNK01 NK cells in patients with advanced cancers known to express EGFR. The goal of this study is to determine the safety, pharmacokinetics and pharmacodynamics, as well as the maximum tolerated dose and recommended phase 2 dose, of AFM24 in combination with SNK01 NK cells. We currently expect to initiate the study in the second half of 2021.

        The study will be conducted pursuant to a clinical collaboration agreement we signed with NKGen Biotech in October 2020. Under the agreement, the two companies will contribute their respective product candidates and resources for the clinical trial. The clinical trial will combine NKGen Biotech's SNK01 (enhanced natural killer cells) with AFM24 in the autologous setting with the option to expand the clinical trial to the allogeneic setting. The cost of the clinical study will be shared by Affimed and NKGen Biotech. The agreement also provides for the opportunity to pursue further clinical study combinations with additional product candidates from both parties.

        In addition, in November 2020, we entered an R&D collaboration with Artiva Biotherapeutics to assess the feasibility and preclinical activity of combinations of Artiva's allogeneic NK cell product AB-101 and Affimed's ICE® molecules, building on earlier preclinical studies demonstrating synergistic cytotoxic activity.

        Under the agreement, AFM24 and other undisclosed targets will be combined with Artiva's GMP-grade allogeneic NK cells during the cell manufacturing process. The pre-manufacturing process will include the loading of AB-101 with Affimed ICE® molecules prior to cryopreservation, creating specifically targeted allogeneic cells without the requirement for viral transduction. The resulting cryopreserved, off-the-shelf, targeted allogeneic NK cell products will be assessed for anti-tumor activity and development potential. The costs of manufacturing and preclinical assessments will be shared by both companies. The agreement provides for potential further development of selected combination products.

Clinical development of AFM24 in combination with checkpoint inhibitors

        In February 2021, we entered into a clinical research collaboration with Roche to explore the combination of AFM24 with Roche's PD-L1 checkpoint inhibitor atezolizumab (Tecentriq®). Pursuant to the collaboration, we will fund and conduct a phase 1/2a clinical trial to investigate the combination of AFM24 and atezolizumab for the treatment of advanced EGFR expressing malignancies in patients whose disease has progressed after treatment with previous anticancer therapies. Roche will supply us with atezolizumab for the clinical trial. The phase 1/2a study will establish a dosing regimen for the combination therapy and assess safety and potential activity of AFM24 in combination with SNK01 NK cells. We currently expect to initiate the study in the second half of 2021.

AFM26 (Genentech: RO7297089)

        We have also developed AFM26, an innate cell-engaging bispecific antibody targeting B cell maturation antigen (BCMA) to address the medical need for a novel approach to treat multiple myeloma. In August 2018, Affimed announced a collaboration with Genentech, a Roche Group company, to investigate AFM26, renamed RO7297089, in BCMA. Data presented at AACR 2020 on RO7297089 provided preclinical characterization of a novel BCMA/CD16A ICE® and showed that RO7297089 is a potent therapeutic agent in vitro and selectively kills BCMA expressing multiple myeloma tumor cells by activating innate immunity (ADCC and ADCP). The in vitro assessment demonstrated that, unlike T cell redirecting therapies, RO7297089 is unlikely to have a risk of acute cytokine release. In a one-month repeat-dose study in cynomolgus monkeys, RO7297089 was well tolerated, and there were no test article-related adverse effects at up to 50 mg/kg, with no significant cytokine release. We believe RO7297089 represents a novel and promising mechanism of action with a favorable safety profile, distinct from the T cell-based BCMA-targeting modalities in the clinic.

AFM28

        AFM28 is currently in preclinical development, and we expect to file an IND application with the FDA in the first half of 2022.

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

Roivant Sciences

  Overview

        On November 9, 2020, we announced that we entered into a license and strategic collaboration agreement with a subsidiary of Roivant Sciences Ltd. ("Roivant") to develop and commercialize novel ICE® molecules, including AFM32, in oncology. Under the terms of the agreement, we received $60 million in upfront consideration, comprised of $40 million in cash and pre-paid R&D funding, and $20 million of newly issued shares in Roivant. We are eligible to receive up to an additional $2 billion in milestones over time upon achievement of specified development, regulatory and commercial milestones, as well as tiered royalties on net sales.

  Research collaboration and license agreement

        Under the terms of the Roivant Agreement, a NewCo will be created and will be primarily responsible for clinical development and commercialization worldwide in respect of each product candidate while we will collaborate in the discovery and research phases of molecule development.

Each product candidate will be developed pursuant to a research program ("Research Program") and conducted by a joint project team, which will be overseen by a joint steering committee (the "JSC"), consisting of an equal number of representatives of NewCo and our company. If the JSC is unable to reach agreement on a particular matter, NewCo will generally have final decision-making authority, provided that the JSC may not decide on matters that (i) relate exclusively to the use of our innate cell engaging ROCK® technology platform as generally applied and not specifically applied to any licensed antibody products developed under their corresponding Research Program and directed, as applicable, to the lead target or any additional NewCo targets or (ii) would increase the then current number of full-time equivalents ("FTEs") that we have assigned to the performance of the research plan for a certain Research Program by more than a certain number of additional FTEs. Except with respect to the activities being conducted by NewCo and us under the Research Programs and subject to our co-promotion option, NewCo shall have sole responsibility for, and bear all costs for, researching, developing and commercializing each product candidate, including all regulatory matters in relation thereto. The Research Programs will be funded by NewCo through an upfront payment to us.

        We are subject to certain effort requirements in connection with our research activities under the Roivant Agreement, provision of technical assistance to NewCo and agreement with NewCo upon designation of the exclusive targets. NewCo must use diligent efforts to clinically develop and commercialize at least one licensed product that binds to each exclusive target in the United States, the European Union or Japan.

        NewCo will own intellectual property that solely relates to the composition, method of use or manufacture of the any antibody product directed against the designated targets. We will own intellectual property that is an improvement of or otherwise solely relates to our innate cell engaging ROCK® technology. Other newly developed intellectual property will either be owned solely by a party if that party solely developed it or will be jointly owned by us and NewCo if developed by both parties.

        The Roivant Agreement will expire on a country-by-country basis and licensed product-by-licensed product basis when there is no remaining royalty payment or other payment obligation in such country with respect to a licensed product. Either party may terminate the Roivant Agreement in its entirety, or with respect to a particular target, for any uncured material breach of the Roivant Agreement by the other party. Either party may also terminate the Roivant Agreement upon the other party's insolvency.

        NewCo also has the right to unilaterally terminate the Roivant Agreement in its entirety, in its sole discretion, upon certain advance written notice. If the Roivant Agreement is terminated in its entirety, either by NewCo for convenience or by Affimed for Newco's uncured material breach or bankruptcy, Affimed has a right to negotiate commercially reasonable terms under which NewCo grants to Affimed a license to the licensed products with respect to any exclusive target existing as of such termination date. If Affimed does not agree with NewCo on such terms, the dispute will be settled by arbitration.

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

  Research collaboration and license agreement

        Under the terms of the research collaboration and license agreement (for purposes of this subsection, the "Agreement"), we granted Genentech an exclusive, royalty-bearing, sublicensable worldwide license during the term of the Agreement and thereafter under patent rights and know-how to commercialize the licensed portfolio and any additional product candidates developed pursuant to the Agreement against the exclusive targets designated by Genentech. Genentech has granted us a non-exclusive, royalty-free, non-sublicensable, worldwide license under certain of its intellectual property solely to fulfill our research obligations under the Agreement.

        In addition to the $96 million in payments received in 2018, we are eligible to receive up to approximately $5.0 billion in total milestone payments upon successful development and commercialization of all product candidates developed pursuant to the Agreement. Of the $5.0 billion in milestone payments, approximately $250 million relate to development activities, $1.1 billion relate to receipt of regulatory approvals, and $3.6 billion relate to achievement of specified thresholds of worldwide net sales. In addition, we are eligible to receive tiered royalties from Genentech on net sales of licensed product candidates on a product-by-product and country-by-country basis until the later of the date when there are no valid patent claims under our licensed patents covering such licensed product in the applicable country and the tenth anniversary of the date of first commercial sale of such licensed product in such country. In March 2019, we were informed that an initial pre-clinical milestone was approved by Genentech. In November 7, 2019, we also announced that Genentech exercised its final option for an exclusive target under the companies' collaboration agreement to develop and commercialize novel NK cell engager-based immunotherapeutics generated by our ROCK® platform to treat multiple cancers. The target selection triggered a milestone payment, in an undisclosed amount, to us from Genentech. During 2020, Genentech initiated a phase 1 clinical study for RO7297089, which triggered an additional milestone payment in an undisclosed amount.

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

        The Agreement will expire on a country-by-country basis and licensed product-by-licensed product basis until there is no remaining royalty payment or other payment obligation in such country with respect to a licensed product. Either party may terminate the Agreement in its entirety, or with respect to a particular target, for any uncured material breach of the Agreement by the other party. Either party may also terminate the Agreement upon the other party's insolvency. Genentech also has the right to unilaterally terminate the Agreement in its entirety or with respect to a particular target, in its sole discretion, upon certain advance written notice. If the Agreement is terminated in its entirety or with respect to a particular exclusive target, either by Genentech for convenience or by us for material breach, we have a right to negotiate commercially reasonable terms under which Genentech grants to us (i) the right to transfer licensed products under any terminated exclusive target to us and (ii) a license for Genentech's intellectually property to such licensed products for further commercialization of such licensed products. If we do not agree with Genentech on such terms, the dispute will be finally settled by arbitration.

MD Anderson Cancer Center

        In December 2020, we entered into a patent and technology license agreement with MD Anderson Cancer Center (the "MDACC License Agreement"), for the development and commercialization of certain novel oncology therapeutics resulting from the combination of cord blood-derived natural killer cells (CBNKs) and ICE® molecules, including AFM13. Under the terms of the MDACC License Agreement, we were granted an exclusive, royalty-bearing, sublicensable worldwide license during the term of the MDACC License Agreement to develop, manufacture and commercialize combination products requiring MDACC's patent rights and know-how. Pursuant to the MDACC License Agreement, we paid MDACC an unrefundable upfront license fee, and MDACC is eligible to receive payments for development, regulatory and commercial milestones on a product by product basis. Milestone payments include, (i) for AFM13, up to $27 million in development milestones, $52.5 million in regulatory milestones and $90 million in commercial milestones, and (ii) for any other combination product, up to $14.25 million in development milestones, $26.25 million in regulatory milestones and $45 million in commercial milestones. MDACC is also eligible to receive low single-digit, tiered royalties on net sales of products developed pursuant to the MDACC License Agreement. MDACC is also eligible to receive certain payments pursuant to any sublicense of our rights under the MDACC License Agreement.

        We are subject to certain efforts requirements in connection with our research and commercialization activities under the MDACC License Agreement.

        MDACC, at its own cost, shall have control over the filing, prosecution, maintenance, and enforcement of any patents or patent applications under the Patent Rights.

        The MDACC License Agreement will expire on the later of (i) December 2060 or (ii) expiration, on a country-by-country basis, of all licensed patents and the cancellation, withdrawal, or express abandonment of all licensed patent applications. MDACC may terminate the MDACC License Agreement upon our bankruptcy or insolvency. We may also terminate the agreement unilaterally upon certain advance written notice.

The Leukemia & Lymphoma Society

        Overview.    In 2013, we entered into a research funding agreement with The Leukemia & Lymphoma Society, or LLS, for the clinical development of AFM13. Pursuant to the research funding agreement, LLS agreed to co-fund the clinical phase 2a development of AFM13 and to contribute up to approximately $4.4 million over two years to support the project. We agreed to match LLS's contributions toward the project budget. Our receipt of the $4.4 million total that LLS has agreed to contribute is conditioned on the achievement of certain milestones in connection with the development of AFM13. All milestones have been met and we have received $4.4 million in funds from LLS. We also have retained exclusive commercialization and distribution rights to AFM13. In

June 2016, the research funding agreement was amended to reflect a shift to the development of combination therapeutic approaches so that the milestones now relate primarily to the development of AFM13 as a combination therapy.

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

        Royalties.    In consideration of LLS's payments to us, we have agreed to pay LLS a mid-single digit royalty on net sales of products containing AFM13 until we have paid LLS a low single digit multiple of the funding they provided to us. After we have reached this initial royalty cap, we will pay LLS a sub-single digit royalty on net sales until the earlier of (i) the expiration of the last to expire patent covering the AFM13 products and (ii) ten years after the initial royalty cap is satisfied. These royalty payments are calculated on a country-by-country and product-by-product basis. We have also agreed to make certain low-to-mid-single digit royalty payments to LLS in the event of certain transfers of rights to any product containing AFM13 or in the event we undergo certain change of control transactions, in each case up to the royalty cap described above.

        Term and termination.    Unless earlier terminated pursuant to the terms of the agreement, the research funding agreement terminates when there are no longer any payment obligations owing from one party to another. The research funding agreement may be terminated by either party for the other party's material breach, material violation of applicable law, or if a representation or warranty made by the other party in the research funding agreement is not true in any material respect, subject to a specified cure period. If LLS terminates for our default, our royalty obligations and the interruption license will survive such termination. Either party may terminate if the other party undergoes specified bankruptcy or insolvency-related events.

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

        The second patent family on AFM13 is granted for the use of the specific target combination for the treatment of cancer using a bispecific molecule. This patent family is granted in Europe (Austria, Belgium, France, Germany, Great Britain, Ireland, Italy, the Netherlands, Spain and Switzerland/Liechtenstein) and expired in 2020. One patent family relates to the mode of action of AFM13, the recruitment of immune effector cells via a specific receptor. We filed a related PCT application and respective national phases are pending in Brazil, and the United States. Any patents resulting from these patent applications, if issued, also will expire in 2026. Patents have been granted in Australia, Canada, China, Hong Kong, India, Japan, Russia, Europe (France, Great Britain, Germany, Switzerland and Liechtenstein, Belgium, the Netherlands, Italy, Spain, Austria, Denmark and Sweden) and certain claims have been allowed in the United States (expiry of the US patent in 2029). In 2016 a patent application claiming a combination of AFM13 with PD-1 antibodies was filed. The respective PCT application is pending in Australia, Brazil, Canada, Europe, India, Japan, Russia and the United States. Patents have been granted in Europe (Austria, Belgium, Switzerland/Liechtenstein, Czech Republic, Germany, Denmark, Spain, Finland, France, Great Britain, Greece, Hungary, Ireland, Italy, Luxembourg, Monaco, Malta, Netherlands, Norway, Poland, Portugal, Sweden, San Marino und Turkey), China and Japan. An unpublished PCT application claiming a method for the production of AFM13 and the related product and was filed in 2020 and respective issued patents will expire 2040.

  AFM24

        We own and/or control the patents which cover our EGFR/CD16A compound. These include one granted patent family which is comparable to AFM11 and AFM13, the patents on the TandAb format issued in Australia, Austria, Belgium, Canada, Denmark, France, Germany, Great Britain, Italy, Japan, the Netherlands, Spain, Sweden, Switzerland/Liechtenstein and the United States. As

for AFM13, another patent family relates to the recruiting of immune effector cells via a specific receptor, and will expire in 2026/United states in 2029. Patents have been granted in Australia, China, India, Russia, Europe (France, Great Britain, Germany, Switzerland and Liechtenstein, Belgium, the Netherlands, Italy, Spain, Austria, Denmark and Sweden) and certain claims have been allowed in the United States. In 2019 a PCT patent application was filed which relates to the specific AFM24 compound. National phases of the application are pending in Europe, the United States, Canada, Mexico, Brazil, Russia, China, Hong Kong, Singapore, South Korea, Israel, Australia, New Zealand, Japan, South Africa and India. Any patents resulting from these patent applications, if issued, will expire in 2039.

  AFM26

        We have outlicensed the patents which cover our BCMA/CD16A compound. These include a patent family directed to BCMA/CD16A TandAb constructs pending in Australia, Canada, China, Europe, Japan and the United States. In 2019 a patent application was filed which relates to specific multivalent antibody constructs and the specific AFM26 compound. The application was nationalized in Argentina, Taiwan, the Gulf Cooperation Council, United States, Australia, Brazil, Canada, Chile, Costa Rica, Israel, Iran, Malaysia, China, Columbia, Egypt, Europe, India, Indonesia, Japan, South Korea, Mexico, Peru, Philippines, Singapore, South Africa, Thailand, Ukraine, and Vietnam. Any patents resulting from these patent applications, if issued, will expire in 2039. In the United States a patent specific for the AFM26 compound has been granted.

  ROCK ® platform

        We own and/or control our immune cell engager platform patent portfolio. This includes a patent family that covers multivalent antibody constructs comprised of four variable domains which are fused by linkers in different length. The claims with regard to use of such immune cell engager antibodies cover general diagnostic and therapeutic use, in particular for viral, bacterial or tumoral diseases. These patents expired in 2019 and were granted in Australia, Canada, certain countries in Europe, Japan and the United States. Another pending patent application covers immune cell engagers that have a different immune cell engager structure which shows increased potency. The application is currently pending in Australia, Brazil, Canada, China, Europe, Japan, Mexico, Russia and the United States and if issued the patent will expire in 2030. Closely related to the immune cell engager platform is the Flexibody format, which is covered by a patent family fully owned by us, granted in Europe and Japan. A U.S. application in this family is still pending. These patents and applications (if issued) will expire in 2021. The latest patent application relating to specific Fc-comprising ROCK® antibody constructs, which also claims the specific AFM26 compound was filed in 2019. The application was nationalized in Argentina, Taiwan, the Gulf Cooperation Council, United States, Australia, Brazil, Canada, Chile, Costa Rica, Israel, Iran, Malaysia, China, Columbia, Egypt, Europe, India, Indonesia, Japan, South Korea, Mexico, Peru, Philippines, Singapore, South Africa, Thailand, Ukraine, and Vietnam. Any patents resulting from these patent applications, if issued, will expire in 2039.

  Trispecific Antibodies

        Another platform development effort resulted in the successful generation of a trispecific antibody format, for which we submitted patent applications in Australia, Brazil, Canada, China, Europe, India, Japan, Mexico, Russia, South Africa, South Korea and the U.S. in 2015. Patents based on this application have been granted in Europe, Japan and South Africa. Another International PCT-application was filed in 2016 for further trispecific antibody formats. These patent applications were submitted to cover several, dimeric and trispecific antibody formats which are based on variable domains characterized by a common specific dimerization pattern. The application is currently pending in Australia, Brazil, Canada, China, Europe, Hong Kong, India, Israel, Japan,

Mexico, Russia, Singapore, South Africa, South Korea and the United States and if issued the patent will expire in 2036.

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

        Although we take steps to protect our proprietary information and trade secrets, including through contractual means with our employees, contractors and consultants, third parties may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets or disclose our technology. Thus, we may not be able to meaningfully protect our trade secrets. It is our policy to require our employees, contractors, consultants, outside scientific collaborators, sponsored researchers and other advisors to execute confidentiality agreements upon the commencement of employment or consulting relationships with us. These agreements provide that all confidential information concerning our business or financial affairs developed or made known to the individual during the course of the individual's relationship with us is to be kept confidential and not disclosed to third parties except in specific circumstances. German law provides that all inventions conceived by the individual, and which are related to our current or planned business or research and development or made during normal working hours, on our premises or using our equipment or proprietary information, are our exclusive property. In many cases our confidentiality and other agreements with consultants, outside scientific collaborators, sponsored researchers and other advisors require them to assign or grant us licenses to inventions they invent as a result of the work or services they render under such agreements or grant us an option to negotiate a license to use such inventions.

Manufacturing

        We express our tetravalent bispecific ICE® product candidates in mammalian cells and develop our production processes on a laboratory scale. The research grade material made in our laboratories is suitable for conducting compound profiling activities. In the course of preclinical development, we transfer the process to external manufacturers (Contract Manufacturing Organizations, or CMOs) which we select according to a standardized operating procedure. Before and during the cooperation with a CMO we conduct audits to assess quality and compliance with the mutually agreed process descriptions and current Good Manufacturing Practice (GMP) regulations. The CMOs themselves are controlled by their in-house quality assurance functions and inspected by regulatory agencies, including EMEA and the FDA.

        The technology transfer generally includes several different aspects: the development of a production cell line, the development of a research master and working cell banks, the development and qualification of upstream and downstream processes, the development of the drug product process and the development of suitable validated analytical methods for test and release, as well as stability testing. During the development of our drug candidates, our CMOs scale the manufacturing process to suitable size. Such upscaling typically takes several steps and may involve modification of the process, in which case comparability of the resulting material to earlier preclinical and clinical material must be demonstrated to the relevant authorities before proceeding with further clinical studies. From our CMOs we receive process development-derived material for preclinical testing and material meeting GMP standards for clinical supplies.

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

Commercialization

        We have not yet established a sales, marketing or product distribution infrastructure because our lead product candidate is still in clinical development.

        Prior to receiving marketing approvals, we plan to build a focused sales and marketing organization to sell our products if and when marketing approval is granted. We believe that such an organization will be able to address the community of oncologists who are the key specialists in treating the patient populations for which our product candidates are being developed.

        We also plan to build a marketing and sales management organization to create and implement marketing strategies for any products that we market through our own sales organization and to oversee and support our salesforce. The responsibilities of the marketing organization would include developing educational initiatives with respect to approved products and establishing relationships with thought leaders in relevant fields of medicine.

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

        There are many companies developing or marketing treatments for cancer, including many major pharmaceutical and biotechnology companies. These treatments consist both of small molecule drug products, as well as biologic therapeutics that work, among others, either by using next-generation antibody technology platforms or by new immunological approaches to address specific cancer targets. These treatments are often combined with one another in an attempt to maximize the response rate. In addition, several companies are developing therapeutics that work by targeting multiple specificities using a single recombinant molecule, as we are.

        Clinical phase 2 data with the anti-PD-1 CPIs nivolumab and pembrolizumab in HL have been published. These data indicate that treatment with anti-PD-1 antibodies results in high response rates in the salvage setting of HL. In 2016, the FDA granted accelerated approval, and the European Commission granted approval for nivolumab in classical HL patients who have relapsed or progressed after autologous hematopoietic stem cell transplantation and brentuximab vedotin (Adcetris®). In 2017, the FDA granted accelerated approval, and the European Commission granted approval for pembrolizumab in adult and pediatric patients with refractory cHL who have relapsed after 3 or more prior lines of therapy, and the European Commission granted approval for pembrolizumab in adult patients with relapsed or refractory cHL who have failed autologous stem cell transplant (ASCT) and brentuximab vedotin, or who are transplant-ineligible and have failed brentuximab vedotin. In 2020, the FDA granted full approval for pembrolizumab based on the previous conditional approval. Phase 2 and phase 3 studies of brentuximab vedotin in combination with nivolumab in HL are ongoing. If AFM13 were to be approved for HL, we could be in competition with these therapies, as well as any other therapies or combination regimens that comprise the standard of care that AFM13 could potentially displace. Several other agents have reached proof of concept clinical studies in HL, including Afinitor (Novartis AG), and lenalidomide (Celgene).

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

        We expect that our ROCK® platform as well as our novel antibody formats derived from this platform will serve as the basis for future product candidates and collaborations with pharmaceutical companies. Other companies also have developed platform technologies that may compete with our platforms. For example, Dragonfly Therapeutics is developing TriNKET, which specifically activates cells of the innate and adaptive immune system and has recently started clinical development of one of these TriNKET assets. GT Biopharma is developing its TriKEs and TetraKEs platform designed to target natural killer cells and tumor cells forming an immune synapse between the NK cell and the tumor cell thereby inducing NK cell activation at that site, and recently started clinical development of multiple assets. Compass Therapeutics is also developing bispecific antibodies that engage the innate immune system and one of these recently entered clinical development..

        Many of our competitors have significantly greater financial, manufacturing, marketing, drug development, technical and human resources than we do. Mergers and acquisitions in the pharmaceutical, biotechnology and diagnostic industries may result in even more resources being concentrated among a smaller number of our competitors. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These competitors also compete with us in recruiting and retaining top qualified scientific and management personnel and establishing clinical study sites and patient registration for clinical studies, as well as in acquiring technologies complementary to, or necessary for, our programs.

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

FDA Approval Process

        All of our current product candidates are subject to regulation in the United States by the FDA as biological products, or biologics. The FDA subjects biologics to extensive pre-and post-market regulation. The Public Health Service Act (PHSA), the Federal Food, Drug, and Cosmetic Act and other federal and state statutes and regulations govern, among other things, the research, non-clinical and clinical development, testing, manufacture, storage, recordkeeping, approval, labeling, promotion and marketing, distribution, post-approval monitoring and reporting, sampling, and import and export of biologics. Failure to comply with applicable U.S. requirements may subject a company to a variety of administrative or judicial sanctions, such as FDA refusal to approve pending BLAs, withdrawal of approvals, clinical holds, warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines or civil or criminal penalties.

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

        The process required by the FDA before a new biologic may be marketed in the United States is long and expensive and due to the nature of biological products inherently uncertain. Biologics development in the United States typically involves preclinical laboratory and animal tests, the submission to the FDA of an IND application which must become effective before clinical testing may commence. Furthermore, adequate and well-controlled clinical studies are required in order to establish the safety and effectiveness of the biologic for each indication for which FDA approval is sought. Developing the data to satisfy FDA marketing authorization requirements typically takes many years and the actual time required may vary substantially based upon the type, complexity, and novelty of the product or disease.

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

        An IND must become effective before United States clinical studies may begin. A 30-day waiting period after the submission of each IND is required prior to the commencement of clinical testing in humans. If the FDA has does not issue a clinical hold within this 30-day period, the clinical study proposed in the IND may begin.

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

        The FDA may order the temporary, or permanent, discontinuation of a clinical study at any time, or impose other sanctions, if it believes that the clinical study either is not being conducted in accordance with FDA requirements or presents an unacceptable risk to the clinical study participants. The study protocol and informed consent information for participants in clinical studies must also be submitted to an institutional review board (IRB) for approval. An IRB may also require the clinical study at the site to be halted, either temporarily or permanently, for failure to comply with the IRB's requirements, or may impose other conditions. The study sponsor may also suspend a clinical study at any time on various grounds, including a determination that the subjects or patients are being exposed to an unacceptable health risk.

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

        After completion of the required clinical testing, a Biologics License Application (BLA) is prepared and submitted to the FDA. FDA review and approval of the BLA is required before marketing of the product may begin in the United States. The BLA must include the results of all preclinical, clinical, and other testing and a compilation of data relating to the product's pharmacology, chemistry, manufacture and controls and must demonstrate the safety and efficacy of the product based on these results. The BLA must also contain extensive manufacturing information. The cost of preparing and submitting a BLA is substantial. Under federal law, the submission of most BLAs is additionally subject to a substantial application user fee, as well as annual product and establishment user fees, which may total several million dollars and are typically increased annually.

        The FDA has 60 days from its receipt of a BLA to determine whether the application will be accepted for filing based on the agency's threshold determination that it is sufficiently complete to permit substantive review. Once the submission is accepted for filing, the FDA begins an in-depth review. The FDA has agreed to certain performance goals in the review of BLAs. Most such applications for standard review biologics are reviewed within ten months from the date the application is accepted for filing. Although the FDA often meets its user fee performance goals, it can extend these timelines if necessary, and its review may not occur on a timely basis at all. The FDA usually refers applications for novel biologics many times to an advisory committee—typically a panel that includes clinicians and other experts—for review and evaluation of data concerning the safety and efficacy of marketed investigational drug products for use in the treatment of patients and makes appropriate recommendations to the FDA Commissioner. The FDA is not bound by the recommendation of an advisory committee, but it generally follows such recommendations. Before approving a BLA, the FDA will typically inspect one or more clinical sites to assure compliance with GCP. Additionally, the FDA will inspect the facility or the facilities at which the biologic is manufactured. The FDA will not approve the product unless it verifies that compliance with cGMP standards is satisfactory and the BLA contains data that provide substantial evidence that the biologic is safe and effective in the indication studied.

        After the FDA evaluates the BLA and the manufacturing facilities, it issues either an approval letter or a complete response letter. A complete response letter generally outlines the deficiencies in the submission which requires substantial additional testing and / or information, in order for the FDA to reconsider the application. Once those deficiencies have been addressed to the FDA's satisfaction in a resubmission of the BLA, the FDA will issue an approval letter. The FDA has committed to reviewing such resubmissions in two or six months depending on the type of information included. The FDA approval is never guaranteed, and the FDA may refuse to approve a BLA if applicable regulatory criteria are not satisfied.

        Under the PHSA, the FDA may approve a BLA if it determines that the product is safe, effective, pure and potent and the facility where the product will be manufactured meets standards designed to ensure that it continues to be safe, pure, and potent. An approval letter authorizes commercial marketing of the biologic with specific prescribing information for specific indications. The extension of an approval for a biologic may be significantly more limited than initially requested in the application, which might restrict the commercial value of the product. The FDA may also require that certain contraindications, warnings, or precautions are included in the prescription leaflet. In addition, as a condition of BLA approval, the FDA may require a risk evaluation and mitigation strategy (REMS) in order to track and thereby ensure that the benefits of the biologic outweigh the potential risks for patients. REMS can include medication guides, communication plans for healthcare professionals, and elements to assure safe use (ETASU). ETASU can include, but are not limited to, special training or certification for prescribing or dispensing, dispensing only under certain circumstances, special monitoring, and the use of patient registries. The requirement for a REMS might materially affect the potential market and profitability of the biologic. Moreover, product approval may require, as a condition of approval, substantial post-approval commitments, including, e.g., the testing and surveillance of the biologic's safety or efficacy. Once granted, product approvals may be withdrawn if compliance with regulatory standards is not maintained or safety concerns are identified following initial marketing.

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

  Expedited Program

        Speeding the availability of drugs that treat serious diseases are in everyone's interest, in particular when the drugs are the first available treatment or if the drug has advantages over existing treatments. The FDA has developed four distinct approaches to making such drugs available as rapidly as possible: a) Priority Review, b) Breakthrough Therapy, c) Accelerated Approval and d) Fast Track. In short:

        Priority Review:    A Priority Review designation means that FDA's goal is to take action on the application within 6 months.

        Breakthrough Therapy:    A process designed to expedite the development and review of drugs which may demonstrate substantial improvement over available therapy.

        Accelerated Approval:    These regulations allow drugs for serious conditions that fill an unmet medical need to be approved based on a surrogate endpoint.

        Fast Track:    This is a process designed to facilitate the development and expedite the review of drugs to treat serious conditions and fill an unmet medical need.

  Biosimilars

        The Patient Protection and Affordable Care Act, which we refer to as the Affordable Care Act, signed into law on March 23, 2010, includes a subtitle called the Biologics Price Competition and Innovation Act of 2009. That Act created an approval pathway authorizing the FDA to approve biosimilars. Biosimilars are biological products which are "highly similar" to a previously approved biologic product or "reference product" and for which there are no meaningful differences between the biosimilar product and the reference product in terms of analytics, safety, purity, potency and clinical efficacy. To date, several biosimilars have been approved under the BPCIA framework.

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

  •
  submission to the relevant competent authorities of a Marketing Authorization Application or MAA, which includes the data supporting safety and efficacy as well as detailed information on the manufacture and composition of the product in clinical development and proposed labeling;

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

  Health authority interactions

        During the development of a medicinal product, frequent interactions with the health authorities are important to ensure all relevant input and guidelines/regulations are taken into account in the overall program. We have had several interactions with the FDA as well as European competent authorities (both national and EMA) at key timepoints in the development of our antibody products.

  Paediatric studies

        Regulation (EC) 1901/2006, which came into force on January 26, 2007, aims to facilitate the development and accessibility of medical products for use in children without subjecting children to unnecessary studies, or delaying the authorization of medicinal products for use in adults. The regulation established the Paediatric Committee, or PDCO, which is responsible for coordinating the EMA's activities regarding medicines for children. The PDCO's main role is to determine all the studies that marketing authorization applicants need to do in the pediatric population as part of the so-called Paediatric Investigation Plans, or PIPs. All applications for marketing authorization for new medicines that were not authorized in the European Union before January 26, 2007 have to include either the results of studies carried out in children of different ages (as agreed with the PDCO), or proof that a waiver or a deferral of these studies has been obtained from the PDCO. As indicated, the PDCO determines what pediatric studies are necessary and describes them in a PIP. This requirement for pediatric studies also applies when a company wants to add a new indication, pharmaceutical form or route of administration for a medicine that is already authorized. The PDCO can grant deferrals for some medicines, allowing a company to delay development of the medicine in children until there is enough information to demonstrate its effectiveness and safety in adults and can also grant waivers when development of a medicine in children is not needed or is not appropriate, such as for diseases that only affect the elderly population.

        Before a MAA can be filed, or an existing marketing authorization can be varied, the EMA checks that companies are in compliance with the agreed studies and measures listed in each relevant PIP.

        Regulation (EC) 1901/2006 also introduced several incentives for the development of medicines for children in the EU:

  •
  medicines that have been authorized across the European Union in compliance with an agreed PIP are eligible for an extension of their patent protection by six months. This is the case even when the pediatric studies' results are negative;

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

        Under the centralized authorization procedure, the CHMP serves as the scientific committee that renders opinions about the safety, efficacy and quality of human products on behalf of the EMA. The CHMP is composed of experts nominated by each member state's national drug authority, with one of them appointed to act as Rapporteur for the co-ordination of the evaluation with the possible assistance of a further member of the Committee acting as a Co-Rapporteur. After approval, the Rapporteur(s) continue to monitor the product throughout its life cycle. The CHMP is required to issue an opinion on an initial MAA within 210 days of receipt of a valid application, though the clock is stopped if it is necessary to ask the applicant for clarification or further supporting data. The process is complex and involves extensive consultation with the regulatory authorities of member states and a number of experts. If the CHMP concludes that the quality, safety and efficacy of the medicinal product are sufficiently proven, it adopts a positive opinion. The CHMP's opinion is sent to the European Commission, which uses the opinion as the basis for its decision whether or not to grant a marketing authorization. If the opinion is negative, information is given as to the grounds on which this conclusion was reached. Once the procedure is completed, a European Public Assessment Report, or EPAR, is produced.

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

  Orphan drug designation

        Regulation (EC) 141/2000 states that a drug shall be designated as an orphan drug if its sponsor can establish:

  (a)
  (i)        that it is intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition affecting not more than five in 10,000 persons in the European Union when the application is made, or;

  (a)
  (ii)       that it is intended for the diagnosis, prevention or treatment of a life-threatening, seriously debilitating or serious and chronic condition in the European Union and that without incentives it is unlikely that the marketing of the drug in the European Union would generate sufficient return to justify the necessary investment; and

  (b)
  that there exists no satisfactory method of diagnosis, prevention or treatment of the condition in question that has been authorized in the European Union or, if such method exists, the drug will be of significant benefit to those affected by that condition.

        Regulation (EC) 847/2000 sets out criteria for the designation of orphan drugs.

        An application for designation as an orphan product can be made any time prior to the filing of an application for approval to market the product. Marketing authorization for an orphan drug leads to a ten-year period of market exclusivity. This period may, however, be reduced to six years if, at the end of the fifth year, it is established that the product no longer meets the criteria for orphan drug designation, for example because the product is sufficiently profitable not to justify continued market exclusivity. Market exclusivity can be revoked only in very selected cases, such as consent from the marketing authorization holder, inability to supply sufficient quantities of the product, demonstration of "clinically relevant superiority" by a similar medicinal product, or, after a review by the Committee for Orphan Medicinal Products, requested by a member state in the fifth year of the marketing exclusivity period (if the designation criteria are believed to no longer apply). Medicinal products designated as orphan drugs pursuant to Regulation (EC) 141/2000 shall be eligible for incentives made available by the European Union and by the member states to support research into, and the development and availability of, orphan drugs.

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

        The division of competences within the European Union leaves to Member States the power to organize their own social security systems, including health care policies to promote the financial stability of their health care insurance systems. According to Article 168 of the Treaty on the Functioning of the European Union or TFEU, "Union action shall respect the responsibilities of the Member States for the definition of their health policy and for the organization and delivery of health services and medical care."

        In this context, the national authorities are free to set the prices of medicinal products and to designate the treatments that they wish to reimburse under their social security system. However, the European Union has defined a common procedural framework through the adoption of Council Directive 89/105/EEC, which is generally known as the "Transparency Directive." This instrument aims to ensure that national pricing and reimbursement decisions are made in a transparent manner and do not disrupt the operation of the internal market.

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

C.  Organizational structure

        The registrant corporation Affimed N.V. has three direct or indirect wholly owned subsidiaries—Affimed GmbH, AbCheck s.r.o. and Affimed, Inc. that are each listed in Exhibit 8.1 filed hereto. We primarily operate our business out of our operating subsidiary, Affimed GmbH. AbCheck s.r.o., and Affimed, Inc. are direct subsidiaries of the operating subsidiary Affimed GmbH.

D.  Property, plant and equipment

        Our headquarters are in Heidelberg, Germany, where we occupy office and laboratory space at the Technologiepark (Technology Park). Approximately 60% of this space is under a revolving 24-month lease period, with a 12-month termination period. The lease could expire in 2023 if notice to terminate is provided by either party by February 2022. No such notice has been received to date. Approximately 30% of this facility was under a fixed term lease period until February 2021 and prolongations are currently in preparation. The remaining 10% is under a fixed term lease period until March 2025. This facility serves as the corporate headquarters and central laboratory facility. We also lease office and laboratory space in the Czech Republic that is contracted until December 2025 with a period of notice of three months. We believe that our existing facilities are adequate to meet current needs and that suitable additional alternative spaces will be available in the future on commercially reasonable terms.

ITEM 4A.    UNRESOLVED STAFF COMMENTS

        Not applicable.

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        You should read the following discussion and analysis of our financial condition and results of operations together with the information under "Selected Financial Data" and our consolidated audited financial statements, including the notes thereto, included in this Annual Report. The following discussion is based on our financial information prepared in accordance with IFRS as issued by the IASB, which might differ in material respects from generally accepted accounting principles in other jurisdictions. The following discussion includes forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including, but not limited to, those described under "Risk Factors" and elsewhere in this Annual Report.

A.  Operating Results Overview

        We are a clinical-stage immuno-oncology company focused on discovering and developing highly targeted cancer immunotherapies. Our product candidates are being developed in the field of immuno-oncology, which represents an innovative approach to cancer treatment that seeks to harness the body's own immune defenses to fight tumor cells. The most potent cells of the human defense arsenal are types of white blood cells called innate immune cells (Natural Killer cells, or NK cells and macrophages) and T cells. Leveraging our fit-for-purpose ROCK® platform, we develop proprietary, next-generation bispecific antibodies, so-called innate cell engagers, which are designed to direct and establish a bridge between innate immune cells and cancer cells. Our innate cell engagers have the ability to bring innate immune cells into proximity and trigger a signal cascade that leads to the destruction of cancer cells. Due to their novel tetravalent architecture (which provides for four binding domains), our innate cell engagers bind to their targets with high affinity and have half-lives that allow regular intravenous administration, with different dosing schemes being explored to allow for improved exposure in heavily pretreated patient populations. Antibodies developed from our ROCK® platform include molecules which we refer to as innate cell engagers. We believe, based on their mechanism of action and the preclinical and clinical data we have generated to date, that our product candidates, alone or in combination, may ultimately improve response rates, clinical outcomes and survival in cancer patients and could eventually become a cornerstone of modern targeted oncology care. Building on our leadership in the innate immune cell space, we are also developing novel tetravalent, bispecific antibody formats with the potential to tailor immune-engaging therapy to different indications and settings.

        To date, we have financed our operations primarily through our public offerings of our common shares, private placements of equity securities, the incurrence of loans including convertible loans and through government grants and payments for collaborative research and development services. Through December 31, 2020, we have raised an aggregate of €332.5 million through the issuance of equity and incurrence of loans. To date, we have not generated any revenues from product sales or royalties. Based on our current plans, we do not expect to generate product or royalty revenues unless and until we or any collaboration partner obtain marketing approval for, and commercialize, any of our product candidates.

        We have generated losses since we began our drug development operations in 2000. For the year ended December 31, 2020, we incurred a net loss of €41.4 million. As of December 31, 2020, we had an accumulated deficit of €275.9 million.

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

Collaboration Agreements

        We have entered into strategic collaborations for some of our therapeutic programs. As part of our business development strategy, we aim to increase the number of our research collaborations in order to derive further value from our platforms and more fully exploit their potential. Key terms of our current material collaborations are summarized below and more details are given under "Item 4. B. Business overview".

Roivant

        On November 9, 2020, we announced that we entered into a license and strategic collaboration agreement with a subsidiary of Roivant Sciences Ltd. ("Roivant") to develop and commercialize novel ICE® molecules, including AFM32, in oncology. Under the terms of the agreement, we will receive $60 million in upfront consideration, comprised of $40 million in cash and pre-paid R&D funding, and $20 million of newly issued shares in Roivant Sciences Ltd. We are eligible to receive up to an additional $2 billion in milestones over time upon achievement of specified development, regulatory and commercial milestones, as well as tiered royalties on net sales.

        We recognized revenues of €1.4 million in 2020.

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

        We recognized revenues of €26.2 million in 2020.

Financial Operations Overview

Revenue

        To date, our revenues have consisted principally of collaboration and service revenue.

        Collaboration revenue.    Collaboration revenue of €19.7 million for the year ended December 31, 2019 was from the Genentech collaboration. Collaboration revenue for year ended December 31, 2020 amounted to €27.8 million, with €26.2 million from the Genentech collaboration and €1.4 million from the Roivant collaboration.

        Service revenue.    Service revenue is primarily revenue from service contracts entered into by AbCheck, our wholly owned, independently operated antibody screening platform. We recognized €1.7 million and €0.6 million of service revenue in 2019 and 2020, respectively. Service revenue of AbCheck is derived from third party contracts as well as from the utilization of the entity by Affimed. The increase or decrease of the use of AbCheck's service capabilities by Affimed has an impact on AbCheck's ability to generate third party revenues.

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

Other Income

        Other income for years 2019 and 2020 primarily relates to foreign exchange gains and income from government grants for research and development projects of €348,000 in 2020 and €19,000 in 2019.

Research and Development Expenses

        Research and development expenses consist principally of:

  •
  salaries for research and development staff and related expenses, including benefits;

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

  •
  expenses for share-based payments.

        Based on our current budget we expect that our total research and development expenses in 2021 will increase as compared to 2020. Our research and development expenses primarily relate to the following key programs:

  •
  AFM13.  The following is a summary of completed and ongoing research and development activities for AFM13:

  •
  In November 2019, we initiated a registration directed phase 2 study of AFM13 as monotherapy in relapsed or refractory patients suffering from peripheral T cell lymphoma (PTCL). In March 2021, we announced positive results from an interim futility analysis for the study, and accordingly the study will continue to enroll patients until we reach approximately 100 - 110 response evaluable patients.

  •
  In September 2020, a phase 1 clinical study was initiated in collaboration with the University of Texas MD Anderson Cancer Center (MDACC), in which MDACC is investigating the combination of AFM13 with allogeneic NK cells. MDACC is administering a stable complex of AFM13 pre-complexed with cord blood-derived allogeneic NK cells in different doses (numbers of pre-complexed NK cells) into patients with relapsed/refractory CD30-positive lymphoid malignancies.

  •
  In 2017, an investigator-sponsored Phase 1b/2a study was initiated by Columbia University to investigate AFM13 as monotherapy in patients with relapsed or refractory CD30-positive lymphoma with cutaneous manifestation, and the study is now complete.

  •
  In 2016, we initiated a phase 1b study investigating the combination of AFM13 with Merck's anti-PD1 antibody Keytruda® (pembrolizumab) in patients with relapsed/refractory HL and the study is now complete..

  •
  In 2015, an investigator-initiated monotherapeutic phase 2a clinical trial of AFM13 in relapsed/refractory Hodgkin Lymphoma was initiated and the study is now complete..

    •
    We anticipate that our research and development expenses in 2021 for AFM13 will increase compared to those for 2020 due to the initiation of new clinical studies, pre-clinical studies with collaboration partners and the scale-up of the production of AFM13 for commercial purposes.

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

  •
  AFM24.  AFM24, a tetravalent, bispecific epidermal growth factor receptor, and CD16A-binding innate cell engager, is in currently enrolling a phase 1/2a clinical trial in patients with advanced cancers known to express EGFR. During 2021, we expect to initiate clinical trials evaluating the combination of AFM24 with adoptive NK cell transfer and anti-PD-L1 therapies, subject to receipt of FDA clearance. We anticipate that our research and development expenses in 2021 for AFM24 will increase compared to those for 2020 due to the initiation of new clinical trials.

  •
  Other projects and infrastructure costs.  Our other research and development expenses relate to our Genentech, Roivant and Artiva collaborations, and early-stage development/discovery activities, including those for AFM28. We have allocated a material amount of our resources to such discovery activities. The expenses mainly consist of salaries, manufacturing costs for pre-clinical study material and pre-clinical studies. In addition, we incur a significant amount of costs associated with our research and development that are non-project specific, including intellectual property-related expenses, depreciation expenses and facility costs. Because these are less dependent on individual ongoing programs, they are not allocated to specific projects. We assume that other projects and infrastructure costs will increase in 2021 due to increased early-stage development/discovery activities.

        Since January 1, 2012, we have cumulatively spent €235.2 million on research and development. In the years ended December 31, 2018, 2019 and 2020, we spent €35.1 million, €43.8 million and €50.0 million, respectively, on research and development; €8.7 million, €19.5 million and €19.1 million thereof on AFM13; €5.8 million, €2.4 million and -€0.8 million thereof on AFM11 and €5.8 million, €4.3 million and €8.7 million thereof on AFM24. Our research and development expenses may vary substantially from period to period based on the timing of our research and development activities, including due to timing of initiation of clinical trials and enrollment of patients in clinical trials. Research and development expenses are expected to increase as we advance and broaden the clinical development of AFM13, AFM24 and certain of our other product candidates and further advance the research and development of our preclinical product candidates. The successful development of our product candidates is highly uncertain. At this time we cannot reasonably estimate the nature, timing and estimated costs of the efforts that will be necessary to complete the development of, or the period, if any, in which material net cash inflows may commence from, any of our product candidates. This is due to numerous risks and uncertainties associated with developing drugs, including the uncertainty of:

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

        A change in the outcome of any of these variables with respect to the development of AFM13, AFM24 or any other product candidate that we may develop could mean a significant change in the costs and timing associated with the development of such product candidate. For example, if the FDA or other regulatory authority were to require us to conduct preclinical and clinical studies beyond those which we currently anticipate will be required for the completion of clinical development, if we experience significant delays in enrollment in any clinical trials or if we encounter difficulties in manufacturing our clinical supplies, we could be required to expend significant additional financial resources and time on the completion of the clinical development.

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

  •
  expenses for share-based payments.

        We expect that our general and administrative expenses in 2021 will be higher compared to the expenses in 2020, and will further increase in the future as our business expands. These increases will likely include costs of additional personnel, additional legal fees, accounting and audit fees, managing directors' and supervisory directors' liability insurance premiums and costs related to investor relations. In addition, we may grant share-based compensation awards to key management personnel and other employees.

Results of Operations

        The numbers below have been derived from our audited consolidated financial statements for the years ended December 31, 2019 and 2020. The discussion below should be read along with these financial statements, and it is qualified in its entirety by reference to them.

Comparison of the years ended December 31, 2019 and 2020

	Year ended December 31,
	2019	2020
	(in € thousand)
Total Revenue:	21,391	28,360
Other income/(expenses)—net	290	626
Research and development expenses	(43,791)	(49,989)
General and administrative expenses	(10,266)	(13,715)
Operating income/(loss)	(32,376)	(34,718)
Finance income/(costs)—net	15	(6,647)
Income/(Loss) before tax	(32,361)	(41,365)
Income taxes	(4)	(1)
Income/(loss) for the period	(32,365)	(41,366)
Total comprehensive income/(loss)	(32,997)	(41,608)
Earnings/(loss) per common share in € per share	(0.50)	(0.50)

  Revenue

        Revenue increased from € 21.4 million for the year ended December 31, 2019 to €28.4 million for the year ended December 31, 2020. Revenue for the year ended December 31, 2020 largely consisted of revenue from the Genentech collaboration. The increase in revenue in 2020 as compared to 2019 was primarily driven by an increase in revenues from our Genentech collaboration and revenues recognized from our collaboration with Roivant, which was signed in November 2020.

  Research and development expenses

	Year ended December 31,
R&D Expenses by Project	2019	2020	Change %
		(in € thousand)
Project
AFM13	19,471	19,089	(2)%
AFM11	2,418	(777)	—
AFM24	4,327	8,660	100%
Other projects and infrastructure costs	16,671	21,493	29%
Share-based payment expense	904	1,524	69%

Total	43,791	49,989	14%

        Research and development expenses increased 14% from €43.8 million in the year ended December 31, 2019 to €50.0 million in the year ended December 31, 2020, due to higher expenses for AFM24 and for other projects and infrastructure. The variances in project related expenses between the year ended December 31, 2019 and the corresponding period in 2020 are mainly due to the following projects:

  •
  AFM13.  In the year ended December 31, 2020, we incurred lower expenses (2%) than in the year ended December 31, 2019 primarily due to lower expenses for manufacturing activities for clinical trial material.

  •
  AFM11.  In the year ended December 31, 2020, no significant costs were incurred, however, we did recognize refunds from service providers following the termination of clinical trials, as well as from the reversal of provisions for possible termination costs which were initially recognized in 2019. The majority of the expenses in the year ended December 31, 2019 related to costs for the termination of the phase 1 dose-finding study in NHL and the phase 1 dose-finding study in ALL.

  •
  AFM24.  In the year ended December 31, 2020, we incurred significantly higher expenses (100%) which related to the initiation of the phase 1/2a clinical trial and manufacturing activities for the clinical trial material. Expenses in the year ended December 31, 2019 primarily related to the preparation of the phase 1/2a clinical trial and manufacturing activities for the clinical trial material.

  •
  Other projects and infrastructure costs.  In the year ended December 31, 2020, expenses increased (29%) compared to the year ended December 31, 2019, primarily due to higher expenses incurred in relation to our discovery/early stage development activities and infrastructure costs.

  General and administrative expenses

        General and administrative expenses increased 33.6% from €10.3 million in the year ended December 31, 2019 to €13.7 million in the year ended December 31, 2020. In 2020, general and administrative expenses were largely comprised of personnel expenses of €6.3 million (2019: €5.4 million) which increased predominately due to higher headcount and legal, consulting and audit costs of €5.6 million (2019: €3.1 million). Legal, consulting and audit costs increased compared to 2019 primarily due to an increase in fees paid to outside legal firms for matters related to existing and new license agreements, including the termination of our license agreement with Xoma and our agreement with Roivant, and an increase in legal fees related to SEC reporting matters.

  Finance income / (costs)-net

        We recognized finance net costs for the year ended December 31, 2020 of €6.6 million compared to €15,000 income for the year ended December 31, 2019. The year ended December 31, 2020 was primarily affected by foreign exchange losses of €6.7 million primarily related to assets denominated in U.S. dollars as a result of the weakening of the U.S. dollar compared to the Euro during 2020. The year ended December 31, 2019 was primarily affected by interest income of €0.6 million and interest expenses of €0.5 million.

  Income tax expense

        During the year ended December 31, 2020, we recorded income tax expense of €1,000 compared to €4,000 for the year ended December 31, 2019 due to changes in deferred taxes.

Comparison of the years ended December 31, 2018 and 2019

  Refer to our Annual Report on Form 20-F for fiscal year ended December 31, 2019

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

        Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are listed below. For further details, please refer to our consolidated financial statements, specifically the section "Critical judgements and accounting estimates" in note 4, as well as the note references provided below.

  •
  Share-Based Payments (note 4 and note 19)

  •
  Revenue Recognition (note 4 and note 6)

  •
  Financial instruments (note 4 and note 14)

Recent Accounting Pronouncements

        We refer to note 4 to our consolidated financial statements as of and for the year ended December 31, 2020 with regards to new standards and interpretations not yet adopted by us.

JOBS Act Exemptions

        As September 17, 2019 represented the fifth anniversary of the date of the first sale of our common shares pursuant to an effective registration statement under the Securities Act, we no longer qualify as an "emerging growth company" as defined in the JOBS Act, commencing December 31, 2019. As a result, our independent registered public accounting firm is required to attest to the effectiveness of our internal controls over financial reporting pursuant to Section 404. An independent assessment of the effectiveness of our internal controls could detect problems that our management's assessment might not. Undetected material weaknesses in our internal controls could lead to financial statement restatements and require us to incur the expense of remediation.

B.  Liquidity and Capital Resources

        Since our inception, we have not generated any revenue from product sales and we have incurred significant operating losses. For the years ended December 31, 2019 and 2020 we incurred net losses of €32.4 million and €41.4 million, respectively. We have funded our operations to date with the proceeds principally from the sales of of our common shares and payments from collaboration partners.

        Our cash and cash equivalents as of December 31, 2020 consist primarily of deposits in current, savings and deposit accounts with original maturities of three months or less. We expect to continue this investment philosophy, though we may in the future decide to invest our available liquidity in other financial instruments. Based on our current operating and budget assumptions, we believe that our existing liquidity will enable us to fund our operating expenses and capital expenditure requirements at least into the second half of 2023.

        As part of our contractual obligations, we are also bound by certain operating lease obligations. Operating lease obligations consist of payments pursuant to non-cancellable operating lease agreements relating to our lease of office and laboratory space. Approximately 60% of the space in Germany is under a revolving 24-month lease period, with a 12-month termination period. The lease could expire in 2023 if notice to terminate is provided by either party by February 2022. No such notice has been received to date. Approximately 30% of this facility was under a fixed term lease period until February 2021 and prolongations are currently in preparation. The remaining 10% is under a fixed term lease period until March 2025. We also lease office and laboratory space in the Czech Republic that is contracted until December 2025 with a period of notice of three months.

        During 2020, we entered into two 'at-the-market' share sale agreements which resulted in the sale of in total approximately 20.4 million common shares primarily to new investors. In May 2020, we implemented a $50 million at-the-market (ATM) program that resulted in the sale of 12.5 million common shares and generated net proceeds of €34.5 million in the aggregate. In November 2020, we entered into a new $75 million ATM program, and as of December 31, 2020 an additional 7.9 million common shares had been sold under the new ATM program, generating net proceeds of €34.5 million.

Cash Flows

  Comparison of the years ended December 31, 2019 and 2020

        The table below summarizes our consolidated statement of cash flows for the years ended December 31, 2019 and 2020:

	Year ended December 31,
	2019	2020
	(in € thousand)
Net cash from/(used) in operating activities	(29,056)	(19,400)
Net cash from/(used) for investing activities	4,340	8,006
Net cash generated from financing activities	26,038	69,252
Net changes to cash and cash equivalents	1,322	57,858
Cash and cash equivalents at the beginning of the year	94,829	95,234
Exchange-rate related changes of cash and cash equivalents	(917)	(6,238)

Cash and cash equivalents at the end of the year	95,234	146,854

        Net cash used in operating activities amounted to €29.1 million for the year ended December 31, 2019 whereas net cash used in operating activities amounted to €19.4 million in the year ended December 31, 2020. The amount in 2020 includes an initial upfront payment and committed funding of €33.3 million (USD 40 million) from the Roivant collaboration.

        We generated cash from investing activities of €4.3 million in the year ended December 31, 2019, compared to €8.0 million in the year ended December 31, 2020. The investing activities primarily relate to investments in and proceeds from the sale or maturity of financial assets.

        Net cash generated from financing activities in the year ended December 31, 2020 amounted to €69.3 million (2019: €26.0 million) and relate primarily to the net proceeds received from the at-the-market sale of common shares amounting to €69.0 million.

Comparison of the years ended December 31, 2018 and 2019

        Refer to our Annual Report on Form 20-F for fiscal year ended December 31, 2019.

Cash and Funding Sources

        Our cash and cash equivalents as of December 31, 2020 were €146.9 million. Funding sources generally comprise proceeds from the issuance of equity instruments, loans, payments from collaboration agreements and government grants.

        On November 30, 2016, our subsidiary Affimed GmbH entered into a loan agreement with Silicon Valley Bank, a California corporation ("SVB"), as lender, which we fully guarantee. The loan agreement provides us with a senior secured term loan facility (the "SVB Credit Facility") for originally up to €10.0 million, which agreement was amended in May 2017 to provide that such amount would be available in three tranches.

        On December 8, 2016, we drew down the initial tranche of €5.0 million, and on May 31, 2017 we drew down the second tranche of € 2.5 million; the availability of the third tranche expired in

September 2017 with such amount remaining undrawn. In connection with such drawdowns, we issued SVB warrants to purchase 219,692 of our common shares, at a weighted-average exercise price of $2.07 per common share. The SVB Credit Facility matured in November 2020.

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

        In May 2020, we implemented a $50 million at-the-market (ATM) program providing for the sale of shares over time, which resulted in the sale of in total 12.5 million common shares and generated net proceeds of €34.5 million in the aggregate. In November 2020, we entered into a new ATM program for an amount not to exceed $75 million, and as of December 31, 2020 a further 7.9 million common shares were sold, generating net proceeds of €34.5 million in the aggregate.

        On January 8, 2021, we entered into a new loan agreement with SVB. The loan agreement provides us with a senior secured term loan facility (the "2021 SVB Credit Facility") for up to €25.0 million, of which €10.0 million was available at closing and drawn in February 2021, and €15.0 million of which is available in two additional tranches of €7.5 million each, subject to the satisfaction of certain milestones and conditions.

        The interest rate on amounts borrowed under the 2021 SVB Credit Facility is calculated as the sum of (i) the European Central Bank Base Rate plus (ii) an applicable margin of 5.5%, with European Central Bank Base Rate deemed to equal zero percent if the European Central Bank Base Rate is less than zero percent. The 2021 SVB Credit Facility matures in November 2025 with an interest-only period through December 1, 2022, or June 1, 2023 if we draw on all tranches of the loan, with amortized payments of principal and interest thereafter in equal monthly installments. Borrowings under the 2021 SVB Credit Facility are secured by a pledge of 100% of our shares in Affimed GmbH, all intercompany accounts receivables owed by our subsidiaries to us and a security assignment of essentially all our bank accounts, inventory, trade receivables and payment claims as specified in the loan agreement governing the facility.

        On January 15, 2021, we closed the sale of 16,666,667 of our common shares at a price of $6.00 per share in an underwritten public offering. Concurrent with closing, underwriters exercised an option to purchase additional shares and we sold an additional 2,500,000 shares at a price of $6.00 per share. We received approximately $108 million in net proceeds from the offering, after deducting underwriting discounts and commissions and other offering expenses.

Funding Requirements

        We expect that we will require additional funding to complete the development of our product candidates and to continue to advance the development of our other product candidates. In addition, we expect that we will require additional capital to commercialize our product candidates, including AFM13, AFM24 and AFM28. If we receive regulatory approval for AFM13, AFM24, AFM28 or other earlier programs, and if we choose not to grant any licenses to partners, we expect to incur significant commercialization expenses related to product manufacturing, sales, marketing and distribution, depending on where we choose to commercialize. We also continue to incur substantial costs associated with operating as a public company. Additional funds may not be available on a timely basis, on favorable terms, or at all, and such funds, if raised, may not be sufficient to enable us to continue to implement our long-term business strategy. If we are not able to raise capital when needed, we could be forced to delay, reduce or eliminate our product development programs or commercialization efforts.

        Based on our current operating and budget assumptions, we believe that our existing liquidity, will enable us to fund our operating expenses and capital expenditure requirements at least into the second half of 2023. We have based this estimate on assumptions that may prove to be incorrect, and we could use our capital resources sooner than we currently expect. Our future funding requirements will depend on many factors, including but not limited to:

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

  •
  the cost and timing of establishing sales, marketing, and distribution capabilities; and

  •
  the terms and timing of any collaboration, licensing, and other arrangements that we have or may establish, including any required milestone and royalty payments thereunder.

        To address our financing needs, we may raise additional capital through the sale of equity or convertible debt securities. In such an event, the ownership interest of our shareholders will be diluted, and the terms of any such securities may include liquidation or other preferences that adversely affect the rights of holders of our common shares.

        For more information as to the risks associated with our future funding needs, see "Item 3. Key Information—D. Risk Factors—Risks Related to Our Financial Position and Need for Additional Capital—We will require substantial additional funding, which may not be available to us on acceptable terms, or at all, and, if not available, may require us to delay, scale back, or cease our product development programs or operations."

C.  Research and development, patents and licenses, etc.

        See "Item 4. Information on the Company—A. History and Development of the Company" and "Item 4. Information on the Company—B. Business Overview."

D.  Trend information

        See "Item 5. Operating and Financial Review and Prospects."

E.  Off-balance sheet arrangements

        As of the date of this Annual Report, we do not have any off-balance sheet arrangements other than operating leases as described under "Item 5. Operating and Financial Review and Prospects—F. Tabular disclosure of contractual obligations" below.

F.  Tabular disclosure of contractual obligations

        The table below sets forth our contractual obligations and commercial commitments as of December 31, 2020 that are expected to have an impact on liquidity and cash flow in future periods. In addition to license agreements with fixed payment obligations, we have entered into various collaboration and license agreements that may trigger milestone payments and royalty payments upon the achievement of certain milestones and net sales in the future. Because the achievement and timing of these milestones and net sales is not fixed or determinable, our commitments under these agreements have not been included in the table below.

	Payments Due by Period
	Total	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years
	(in € thousand)
Operating lease obligations	1,144	568	453	123	—
Fixed license payments	65	65	—	—	—

Total	1,209	633	453	123	—

  Operating lease obligations

        Operating lease obligations consist of payments pursuant to non-cancellable operating lease agreements relating to our lease of office and laboratory space. Approximately 60% of the space in Germany is under a revolving 24-month lease period, with a 12-month termination period. The lease could expire in 2023 if notice to terminate is provided by either party by February 2022. No such notice has been received to date. Approximately 30% of this facility was under a fixed term lease period until February 2021 and prolongations are currently in preparation. The remaining 10% is under a fixed term lease period until March 2025. We also lease office and laboratory space in the Czech Republic that is contracted until December 2025 with a period of notice of three months.

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

        See "Forward-Looking Statements."

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

        The following table presents our supervisory directors. Bernhard R.M. Ehmer was re-appointed by the general meeting of shareholders on June 25, 2019. Ulrich M. Grau was appointed by the general meeting of shareholders on June 9, 2015, and his term was effective as of July 1, 2015 and he was re-appointed by the general meeting of shareholders on June 19, 2018. Mathieu Simon was appointed by the general meeting of shareholders on June 19, 2018. Thomas Hecht and Ferdinand Verdonck were appointed by the general meeting of shareholders on September 12, 2014, with effect from September 17, 2014 and they were re-appointed by the general meeting of shareholders on August 4, 2020. Harry Welten and Annalisa Jenkins were newly appointed by the general meeting on August 4, 2020. Thomas Hecht is the chairman of our supervisory board. The term of each of our supervisory directors will terminate on the date of the annual general meeting of shareholders in the year indicated below.

Name	Age	Term
Thomas Hecht	69	2023
Bernhard R.M. Ehmer	66	2022
Ulrich M. Grau	72	2021
Annalisa Jenkins	55	2023
Mathieu Simon	64	2021
Ferdinand Verdonck	78	2023
Harry Welten	55	2023

        The following is a brief summary of the business experience of our supervisory directors. Each director's tenure reflects their tenure on the board of our predecessor Affimed Therapeutics AG. Unless otherwise indicated, the current business address for each of our supervisory directors is Affimed N.V., c/o Affimed GmbH, Technologiepark, Im Neuenheimer Feld 582, 69120 Heidelberg, Germany.

        Thomas Hecht, Chairman.    Dr. Hecht has been the chairman of our supervisory board since 2014, and previously had been the chairman of the supervisory board of our German operating subsidiary since 2007. He is head of Hecht Healthcare Consulting in Küssnacht, Switzerland, a biopharmaceutical consulting company founded in 2002. Dr. Hecht also serves as Chairman of Aelix Therapeutics and of the Board of Orion Biotechnology and as member of the board of directors of Kuur Inc, USA. As from 3 July 2020, Dr. Hecht became a member of the board of directors of BioInvent, Sweden. Previously, Dr. Hecht served as a director of Humabs BioMed AG until August 2017 and he served as chairman of the board of directors of Cell Medica Ltd. Until the beginning of June 2020, he served as chairman of the board of directors of Vaximm AG, until March 2015, he served as chairman of the supervisory council of SuppreMol GmbH and until June 2016, of Delenex AG. Dr. Hecht was previously Vice President Marketing at Amgen Europe. A seasoned manager and industry professional, he held various positions of increasing responsibility in clinical development, medical affairs and marketing at Amgen between 1989 and 2002. Prior to joining the biopharmaceutical industry, he was certified in internal medicine and served as Co-Head of the Program for Bone Marrow Transplantation at the University of Freiburg, Germany.

        Bernhard R.M. Ehmer, Director.    Dr. Ehmer has been a member of our supervisory board since 2016. He also served as chairman of the board of directors at Symphogen A/S, Denmark until June 2020 and as chairman of the board of management of Biotest AG until April 2019. Prior to this, he worked for the Imclone Group, a wholly owned subsidiary of Eli Lilly, as president of Imclone Systems Corporation in the United States and as managing director in Germany. In 2007/2008 he was CEO of Fresenius Biotech, Germany and before this, Dr. Ehmer headed the Business Area Oncology of Merck KGaA, Darmstadt and served as head of Global Clinical Operations at Merck. Between 1986 and 1998 he held various functions at Boehringer Mannheim in Germany, Italy and

Singapore. Dr. Ehmer holds a degree in medicine and worked in the Department of Internal Medicine at the Academic Teaching Hospital of the University of Heidelberg.

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

        Previously, Dr. Grau served as President of Research and Development at BASF Pharma/ Knoll where he directed a global R&D organization with a development pipeline which included Humira. The majority of his career was at Aventis Pharma (now Sanofi), where he last held the position of Senior Vice President of global late stage development. Sanofi's product Lantus for the treatment of type 2 and type 1 diabetes is based on his inventions made during his early years as a scientist with Hoechst AG. Dr. Grau received his Ph.D. in chemistry and biochemistry from the University of Stuttgart and spent three years as a post-doctoral fellow at Purdue University in the field of protein crystallography.

        Annalisa Jenkins, Director.    Dr. Jenkins has been a member of Affimed's supervisory board since August 2020. Dr. Jenkins serves on the Board of Directors of AgeX Therapeutics, Inc. (NYSE American: AGE), Avrobio, Inc. (Nasdaq: AVRO), Oncimmune Holdings plc (LSE: ONC) and a number of privately held biotechnology and life science companies and is a committee member of the science board to the FDA, which advises FDA leadership on complex scientific and technical issues. Earlier, Dr. Jenkins served as the Chief Executive Officer of PlaqueTec Ltd. and Dimension Therapeutics. Previously, Dr. Jenkins held various senior management level positions at Merck Serono Pharmaceuticals, including Executive Vice President, head of global research and development. Prior to that, Dr. Jenkins pursued a 15-year career at Bristol-Myers Squibb with increasing responsibilities. Dr. Jenkins graduated with a degree in medicine from St. Bartholomew's Hospital in the University of London and subsequently trained in cardiovascular medicine in the UK National Health Service.

        Mathieu Simon, Director.    Dr. Simon has been a member of our supervisory board since 2018. He also serves as Senior Strategic Advisor at Messier Maris, an M&A advisory firm in the healthcare sector, located in New York, London and Paris. He is an independent director on the Board of Vaximm, headquartered in Basel, Switzerland as well as an independent director at Idorsia Pharmaceuticals (Switzerland), Lysogene (France) and Asarina (Sweden). Dr. Simon has served as Cellectis' Executive Vice-President since 2012 and as Chief Operating Officer since 2013. Dr. Simon also served as Chief Executive Officer of a former subsidiary of Cellectis. He has been instrumental to the development of Cellectis and its CAR Allogenic T-Cell platform. He also served as Chief Executive Officer of Ectycell in 2012. He served as Chairman of the Board of Celleartis AB until 2014 before its acquisition by Takara Bio. Prior to joining Cellectis, Dr. Simon was Managing Director, Head of Global Pharma at Pierre Fabre SA, the third largest French Pharma Company. Beginning in 1994, he served at Wyeth Pharmaceuticals in both general management roles (President Managing Director of Wyeth SMA) and senior corporate role in Philadelphia, United States (SVP / Head of International Marketing and Medical Affairs).

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

        Harry Welten, Director.    Mr. Welten has been a member of our supervisory Board since August 2020. He serves as chairman and member of the board of directors of several biotechnology companies in Switzerland, Germany and the USA. Over the last 20 years, Mr. Welten served as Chief Financial Officer of both public as well as venture capital financed biotech companies. Mr. Welten has served in senior roles at UBS in Switzerland and New York for the first 15 years of his career. Mr. Welten has degrees in Banking, Finance and Economics as well as an MBA (honours) from Columbia University, NY, USA.

        The following table lists the members of our current management board:

Name	Age	Position
Adi Hoess	59	Chief Executive Officer
Wolfgang Fischer	57	Chief Operating Officer
Andreas Harstrick	59	Chief Medical Officer
Arndt Schottelius	54	Chief Scientific Officer
Angus Smith	38	Chief Financial Officer

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

        Wolfgang Fischer, Chief Operating Officer.    Dr. Fischer joined us in 2017 from Sandoz Biopharmaceuticals (Novartis Group). He has 20 years of experience in research and drug development with a focus on oncology, immunology and pharmacology. At Sandoz he managed the development and registration of Sandoz' biosimilar pipeline assets since 2012 and served as Global Head of Program and Project Management since 2014. Prior to joining Sandoz, he held various positions of increasing responsibility within the Novartis Group since 2003, including Medical Director Oncology for Novartis Pharma Switzerland AG as well as Regional Medical Director Hematology (Emerging Growth Markets), where he was responsible for the Hematology Medical Affairs program and supported the launch of several products in various countries. Dr. Fischer holds a Ph.D. in Cancer Research from the Swiss Federal Institute of Technology (ETH), Zurich, Switzerland. Thereafter, he completed postdoctoral fellowships at the Swiss Institute of Experimental Cancer Research, Lausanne, Switzerland and at the Scripps Research Institute, Department of Immunology,

La Jolla, CA, USA, followed by a state doctorate (Habilitation) in Pharmacology and Toxicology at the Medical School of the University of Würzburg in Germany in 2003.

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

        Angus Smith, Chief Financial Officer and Co-President Affimed Inc.    Mr. Smith joined Affimed in July 2020 as Chief Financial Officer. Previously, he was Chief Financial Officer at Rockwell Medical, Inc., a biopharmaceutical company developing and commercializing anemia therapies. He has broad biopharmaceutical industry experience including financial strategy, capital markets, business development and operations. Prior to Rockwell, Mr. Smith served as Senior Vice President, Chief Business Officer and Principal Financial Officer at Pernix Therapeutics, a specialty pharmaceutical company focused on the acquisition, development and commercialization of prescription drugs. Mr. Smith began his career in healthcare investment banking, having most recently served as Director in the Healthcare Investment Banking Group at Cantor Fitzgerald in New York, NY. During his nearly decade-long investment banking tenure, he focused on strategic and financial advice for life science and healthcare companies. He has worked on a substantial number of transactions across the healthcare sector with an aggregate transaction value of more than

$15 billion. Mr. Smith holds a Bachelor of Arts in Mathematical Economics from Colgate University in Hamilton, NY.

        The following is a brief summary of the business experience of certain other key employees.

        Denise Mueller, Chief Business Officer and Co-President Affimed Inc.    Ms. Mueller joined us in 2016 following a 17 year career at Wyeth and Pfizer Inc. She has held leadership roles in U.S. and global marketing including launch of new products and line extensions in-line and globally. Ms. Mueller has also held the position of Disease Area Lead for multiple therapeutic areas where she was responsible for disease area strategy, indication strategy for multiple assets, early commercial development and market shaping. In addition to broad and extensive commercial experience, Ms. Mueller led and managed two of Pfizer's largest alliances and was the business development lead for Pfizer's rare disease business unit. Prior to joining pharmaceuticals, Ms. Mueller worked in hospital management running Emergency Medicine, Critical Care, in-house Pediatrics and hospitalist programs. Ms. Mueller holds a B.A. in Mathematics from Virginia Polytechnic and State University.

B.  Compensation

Management services agreements

        Our managing directors have entered into management services agreements with us. The management services agreements of Adi Hoess became effective upon the consummation of our initial public offering. The management services agreement of Wolfgang Fischer became effective upon his appointment by the general meeting of shareholders on June 20, 2017. The management service agreements for Angus Smith, Arndt Schottellus and Andreas Harstrick became effective upon their appointment by the general meeting of shareholders on August 4, 2020. These agreements comprise the following elements: fixed salary, bonus payments, earmarked pension and social security payments and share based compensation components. In addition, these agreements provide for benefits upon a termination of service. Adi Hoess and Wolfgang Fischer were reappointed as managing directors by the general meeting of shareholders on August 4, 2020, which prolonged their respective management services agreements until 2023.

Long-term incentive plans

Equity Incentive Plan 2014

        In conjunction with the closing of our initial public offering, we established the Affimed N.V. Equity Incentive Plan 2014 ("the 2014 Plan") with the purpose of advancing the interests of our shareholders by enhancing our ability to attract, retain and motivate individuals who are expected to make important contributions to us. The maximum number of shares available for issuance under the 2014 Plan equals 7% of the total outstanding common shares on September 17, 2014, or approximately 1.7 million common shares. On January 1 of any calendar year thereafter (including January 1, 2021), an additional 5% of the total outstanding common shares on that date becomes available for issuance under the 2014 Plan. As of January 1, 2021, we had approximately 14.4 million common shares available for issuance, and approximately 8.0 million common shares subject to issuance under outstanding awards. The absolute number of shares available for issuance under the 2014 Plan will increase automatically upon the issuance of additional shares by the Company. The option exercise price for options under the 2014 Plan is the fair market value of a share as defined in the 2014 Plan on the relevant grant date. We are following home country rules relating to the re-pricing of stock options. Under applicable Dutch law, re-pricing is permissible, provided this falls within the framework set by the remuneration policy for the Management Board and the 2014 Plan.

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

        Accelerated vesting.    Unless otherwise specified in an individual grant agreement, the 2014 Plan provides that upon a change of control of the Company (as defined in the 2014 Plan) all then outstanding equity awards will vest and become immediately exercisable. It also provides that upon a participant's termination of service due to (i) retirement (or after reaching the statutory retirement age), (ii) permanent disability rendering the relevant participant incapable of continuing employment or (iii) death, all outstanding equity awards that would have vested during a 12-month period following such termination of service will vest and become immediately exercisable. Otherwise at termination all unvested awards will be forfeited. If a participant experiences a termination of service without "cause" or for "good reason" (in each case, as defined in the 2014 Plan) within six months prior to a change of control, the Company will make a cash payment equivalent to the economic value that the participant would have realized in connection with the change of control upon the exercise and sale of the equity awards that such participant forfeited upon his or her termination of service. In connection with a change of control and subject to the approval of the supervisory board, the management board may amend the exercise provisions of the 2014 Plan.

Stock Option Equity Incentive Plan 2007

        Under the Stock Option Equity Incentive Plan 2007 (the "2007 SOP"), we granted options that were exercisable for preferred shares. In conjunction with the corporate reorganization in connection with our initial public offering, all outstanding awards granted under the 2007 SOP were converted into awards exercisable for common shares of Affimed N.V. and no additional grants were be made under the 2007 SOP. On December 31, 2019, the 2007 SOP terminated.

Compensation of Managing Directors and Supervisory Directors

        The compensation, including benefits in kind, accrued or paid to our managing directors and supervisory directors with respect to the year ended December 31, 2020, for services in all capacities is shown below on an individual basis. Further details for the compensation for our managing directors and supervisory directors are given in notes 19 and 25 to our consolidated financial statements as of and for the year ending December 31, 2020. As of December 31, 2020, we have no amounts set aside or accrued to provide pension, retirement or similar benefits to our managing directors and supervisory directors.

Directors compensation 2020

Managing directors

(in € thousand)	Adi Hoess	Wolfgang Fischer	Florian Fischer	Andreas Harstrick	Arndt Schottelius	Angus Smith	Total
Periodically paid compensation	493	419	90	256	306	183	1,747
Bonuses	237	155	60	101	116	76	745

Total cash compensation	730	574	150	357	422	259	2,492

2014 Plan share-based payment expense	625	324	76	159	179	291	1,654

Total share-based payment expense	625	324	76	159	179	291	1,654

Supervisory directors

(in € thousand)	Thomas Hecht	Bernhard Ehmer	Ulrich Grau	Annalisa Jenkins	Berndt Modig	Mathieu Simon	Ferdinand Verdonck	Harry Welten	Total
Periodically paid compensation	103	50	52	18	27	39	57	18	364

Total cash compensation	103	50	52	18	27	39	57	18	364

2014 Plan share-based payment expense	69	39	39	28	7	43	39	28	292

Total share-based payment expense	69	39	39	28	7	43	39	28	292

Stock options granted under the Equity Incentive Plan 2014 Managing directors

Beneficiary	Grant date	Number of options	Strike price USD	Expiration date
Adi Hoess	August 4, 2020	350,000	3.80	August 4, 2030
Wolfgang Fischer	August 4, 2020	190,000	3.80	August 4, 2030
Andreas Harstrick	March 1, 2020	200,000	2.36	March 1, 2030
Arndt Schottelius	April 20, 2020	275,000	2.30	April 20, 2030
Angus Smith	July 13, 2020	350,000	4.41	July 13, 2030

Total		1,365,000

Supervisory directors

Beneficiary	Grant date	Number of options	Strike price USD	Expiration date
Thomas Hecht	August 4, 2020	35,000	3.80	August 4, 2030
Bernhard Ehmer	August 4, 2020	20,000	3.80	August 4, 2030
Ulrich M. Grau	August 4, 2020	20,000	3.80	August 4, 2030
Annalisa Jenkins	August 31, 2020	60,000	3.45	August 31, 2030
Mathieu Simon	August 4, 2020	20,000	3.80	August 4, 2030
Ferdinand Verdonck	August 4, 2020	20,000	3.80	August 4, 2030
Harry Welten	August 31, 2020	60,000	3.45	August 31, 2030

Total		235,000

        Dutch law provides that we must establish a policy in respect of the remuneration of our managing directors and supervisory directors. With respect to remuneration in the form of plans for shares or rights to shares (such as the Equity Incentive Plan 2014 mentioned above) the policy for managing directors must set out the maximum number of shares or rights to shares to be granted as well as the criteria for grants and for amending existing grants. The remuneration policies for the supervisory board and for the managing directors were adopted and approved by the general meeting of shareholders prior to the consummation of our initial public offering and have been amended subsequently, with the approval of the general meeting. The remuneration policy for the supervisory board established the compensation for our supervisory directors. The remuneration policy for the managing directors provides the supervisory board with a framework within which the supervisory board determines the remuneration of the managing directors.

        Our remuneration policy for our managing directors, which was last amended on August 4, 2020 with the approval of the general meeting, provides the supervisory board with the authority to enter into management services agreements with managing directors that provide for compensation consisting of base compensation, performance-related variable compensation, long-term equity incentive compensation (as detailed in the terms of the Equity Incentive Plan 2014 described above), pension and other benefits and severance pay and benefits. The remuneration policy for the managing directors provides that the annual cash bonus payable to managing directors may not exceed 100% of the annual base gross salary and will be based upon the achievement of set financial and operating goals for the period. The bonus payments may be increased in any given year by the supervisory board upon a proposal of the compensation committee based on any exceptional achievements of that managing director. In addition, the remuneration policy for managing directors allows for cash termination payments, which may not exceed 100% of the managing director's base salary, increased with the average variable compensation as referred to in (clause 4 of) the policy (the "STI Variable Compensation") over the last full three years, or if the term of office of the managing director is shorter than three years, the average received STI Variable Compensation over the shorter period. This policy also allows for additional compensation and benefits to our managing directors following a change of control.

        Our remuneration policy for the supervisory directors, which was last amended on August 4, 2020 with the approval of the general meeting, provides for payments and initial and annual equity awards. This is permissible under Dutch law, but constitutes a deviation from the DCGC. The remuneration policy for our supervisory directors establishes that each supervisory director will be entitled to an annual retainer of €20,000, provided that the chairman of the supervisory board will be entitled to an annual retainer of €75,000. In addition, the chairman of the audit committee is entitled to an additional annual retainer of €15,000 and the chairmen of standing committees established by the Supervisory Board are each entitled to annual retainers of €7,500. Supervisory directors will also be paid €3,000 for each in-person supervisory board meeting and €1,500 for each virtual/telephonic supervisory board meeting, provided that the duration of such virtual/telephonic supervisory board meeting exceeds 30 minutes. The members of each committee will be paid €1,500 for each in-person committee meeting and €750 for each virtual/telephonic committee meeting, provided that the duration of such virtual/telephonic committee meeting exceeds 30 minutes. In addition, we will grant any newly elected member of the supervisory board an initial award of stock options to purchase 60,000 common shares. These initial stock options will vest over a three-year period, with 1/3rd vesting on the first anniversary of the grant date, and the remainder vesting in equal installments at the end of each three-month period following the first anniversary of the date of the grant. In addition, the remuneration policy provides that annually the company will grant the chairman of the supervisory board options to purchase 45,000 common shares, and each other supervisory director stock options to purchase 30,000 common shares (each such award referred to as an "Annual Award"). The grant date for the Annual Awards shall be determined by the supervisory board and must (i) be in the first quarter of the financial year and (ii) compliant with Affimed's insider trading policy. Annual Awards will be made to the supervisory board members under the condition that they will remain in office after the annual general meeting of that year. If, in any given year, a supervisory board member will no longer be in office after the annual general meeting, he or she will not receive an annual award for that year. Annual Awards vest in four quarterly instalments and are fully vested on the first anniversary of the date of grant. Initial awards and annual awards will be granted automatically on the grant date or dates as set forth in (section 4.1 of) the policy and as determined by the supervisory board pursuant to and in accordance with (section 4.2 of) the policy based on the approval by the shareholders of the remuneration policy and without any further decisions or approvals by the supervisory board or the company. Supervisory directors are also entitled to be reimbursed for their reasonable expenses incurred in attending meetings of the supervisory board and its committees.

Insurance and Indemnification

        Our managing directors and supervisory directors have the benefit of indemnification provisions in our Articles of Association. These provisions give managing directors and supervisory directors the right, to the fullest extent permitted by law, to recover from us amounts, including but not limited to litigation expenses, and any damages they are ordered to pay, in relation to acts or omissions in the performance of their duties. However, there is generally no entitlement to indemnification for acts or omissions that amount to willful (opzettelijk), intentionally reckless (bewust roekeloos) or seriously culpable (ernstig verwijtbaar) conduct. In addition, upon consummation of our initial public offering, we entered into agreements with our managing directors and supervisory directors to indemnify them against expenses and liabilities to the fullest extent permitted by law. These agreements also provide, subject to certain exceptions, for indemnification for related expenses including, among others, attorneys' fees, judgments, penalties, fines and settlement amounts incurred by any of these individuals in any action or proceeding. In addition to such indemnification, we provide our managing directors and supervisory directors with directors' and officers' liability insurance.

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

Supervisory Board Committees

Audit committee

        The audit committee, which consists of Ferdinand Verdonck (Chairman), Harry Welten and Bernhard Ehmer, assists the board in overseeing our accounting and financial reporting processes and the audits of our financial statements. In addition, the audit committee is directly responsible for the appointment, compensation, retention and oversight of the work of our independent registered public accounting firm. Our supervisory board has determined that Ferdinand Verdonck, Harry Welten and Bernhard Ehmer satisfy the "independence" requirements set forth in Rule 10A-3 under the Exchange Act. The supervisory board has determined that both Ferdinand Verdonck and Harry Welten qualify as an "audit committee financial expert," as such term is defined in the rules of the SEC.

        The audit committee is responsible for recommending the appointment of the independent auditor to the general meeting of shareholders; the appointment, compensation, retention and oversight of any accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit services; pre-approving the audit services and non-audit services to be provided by our independent auditor before the auditor is engaged to render such services; evaluating the independent auditor's qualifications, performance and independence, and presenting its conclusions to the full supervisory board on at least an annual basis and reviewing and discussing with the management board and the independent auditor our annual audited financial statements and quarterly financial statements prior to the filing of the respective annual and quarterly reports, among other things. The audit committee is also responsible for the oversight of the our information security management system, including the audit results of the information security certification and material information breaches and cybersecurity attacks.

        The audit committee meets as often as one or more members of the audit committee deem necessary, but in any event at least four times per year. The audit committee meets at least once per year with our independent accountant, without our management board being present. The audit committee reviews information security matters no less than once per year.

Compensation committee

        The compensation committee, which consists of Bernhard Ehmer (Chairman), Thomas Hecht and Harry Welten, assists the supervisory board inter alia in determining management board compensation. The committee recommends to the supervisory board for determination the compensation of each of our managing directors. Under SEC and Nasdaq rules, there are heightened independence standards for members of the compensation committee, including a prohibition against the receipt of any compensation from us other than standard supervisory director fees. As permitted by the listing requirements of Nasdaq, we have opted out of Nasdaq Listing Rule 5605(d) which requires that a compensation committee consist entirely of independent directors.

        The compensation committee is responsible for identifying, reviewing and approving corporate goals and objectives relevant to management board compensation; analyzing the possible outcomes of the variable remuneration components and how they may affect the remuneration of the managing directors; evaluating each managing director's performance in light of such goals and objectives and determining each managing director's compensation based on such evaluation and determining any long-term incentive component of each managing director's compensation in line with the remuneration policy and reviewing our management board compensation and benefits policies generally, among other things.

Nomination and corporate governance committee

        The nomination and corporate governance committee, which consists of Ulrich Grau (Chairman), Thomas Hecht, and Mathieu Simon, assists our supervisory board in identifying individuals qualified to become members of our supervisory board consistent with criteria established by our supervisory board and in developing our corporate governance principles. As permitted by the listing requirements of Nasdaq, we have opted out of Nasdaq Listing Rule 5605(e) which requires independent director oversight of director nominations.

Research and Development Committee

        The research and development committee, which consists of Annalisa Jenkins (Chairwoman), Ulrich Grau and Mathieu Simon, assists our supervisory board in aligning the R&D strategy of the Company with the overall Company strategy, to evaluate critical junctures of research and development activities and assess the competitive landscape and the impact on the Company's strategy and business.

D.  Employees

        As of March 29, 2021, our total headcount is 163 (153 full time equivalents), approximately 66% of whom have an advanced academic degree (Diploma/ Master, PhD, MD).

        None of our employees is subject to a collective bargaining agreement or represented by a trade or labor union.

        We consider our relations with our employees to be good.

E.  Share ownership

        See "Item 7. Major Shareholders and Related Party Transactions—A. Major shareholders."

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  Major shareholders

        The following table presents information relating to the beneficial ownership of our common shares as of

        March 31, 2021, by:

  •
  each person, or group of affiliated persons, known by us to own beneficially 5% or more of our outstanding common shares (as of the date of such stockholder's Schedule 13D or Schedule 13G filing for Affimed N.V. with the SEC);

  •
  each of our managing directors and supervisory directors; and

  •
  all managing directors and supervisory directors as a group.

        The number of common shares beneficially owned by each entity, person, managing director or supervisory director is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any common shares over which the individual has sole or shared voting power or investment power as well as any common shares that the individual has the right to acquire within 60 days of March 31, 2021 through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all common shares held by that person.

        The percentage of shares beneficially owned is computed on the basis of 118,953,080 of our common shares outstanding as of March 31, 2021. Common shares that a person has the right to acquire within 60 days of March 31, 2021 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all managing directors and supervisory directors as a group. Each common share confers the right on the holder to cast one vote at the general meeting of shareholders and no shareholder has different voting rights. Unless otherwise indicated below, the address for each beneficial owner listed is c/o Affimed N.V., c/o Affimed GmbH, Technologiepark, Im Neuenheimer Feld 582, 69120 Heidelberg, Germany.

	Shares beneficially owned
Name and address of beneficial owner	Number	Percent (%)
Entities affiliated with New Enterprise Associates, Inc.(1)	6,126,488	8.0
Entities affiliated with Blackrock, Inc.(2)	5,341,568	6.0
Enitites affiliated with Steven A. Cohen(3)	5,814,606	5.0
Managing Directors and Supervisory Directors
Adi Hoess(4)	1,901,318	1.6
Wolfgang Fischer	633,303	0.5
Andreas Harstrick	66,667	0.1
Arndt Schottelius	91,667	0.1
Angus Smith	0	0.0
Thomas Hecht	241,618	0.2
Bernhard R.M. Ehmer	110,000	0.1
Ulrich M. Grau	105,000	0.1
Annalisa Jenkins	0	0.0
Mathieu Simon	53,333	0.0
Ferdinand Verdonck	115,000	0.1
Harry Welten	0	0.0

All managing directors and supervisory directors as a group (12 persons)	3,317,906	2.8

(1)
New Enterprise Associates 15, L.P. ("NEA 15") is the sole member of Growth Equity Opportunities Fund IV, LLC ("GEO"). NEA Partners 15, L.P. ("NEA Partners 15") is the sole general partner of NEA 15. NEA 15 GP, LLC ("NEA 15 LLC") is the sole general partner of NEA Partners 15. Peter J. Barris, Forest Baskett, Anthony A Florence, Jr., Krishna S. Joshua Makower, David M. Mott, Jon M. Sakoda, Scott D. Sandell, Peter W. Sonsini and Ravi Viswanathan are the managers of NEA 15 LLC. The address for GEO, NEA Partners 15 and NEA 15 LLC is New Enterprise Associates, 1954 Greenspring Drive, Suite 600, Timonium, MD 21093. This information is based on a statement filed on Schedule 13D with the SEC on November 18, 2019.

(2)
Represents shares beneficially owned by BlackRock, Inc and that were purchased by BlackRock Advisors, LLC, BlackRock Fund Advisors, BlackRock Asset Management Ireland Limited, BlackRock Institutional Trust Company, National Association, BlackRock Financial Management, Inc., BlackRock Investment Management, LLC, BlackRock Asset Management Canada Limited, BlackRock Investment Management (UK) Limited, BlackRock Japan Co., Ltd., all of which are subdiaries of BlackRock, Inc. The address for BlackRock, Inc. is BlackRock, Inc., 55 East 52nd Street New York, NY 10055. This information is based on a statement filed on Schedule 13G with the SEC on January 29, 2021.

(3)
Represents shares beneficially owned by Mr. Steven A. Cohen, Point72 Asset Management, L.P., Point72 Capital Advisors, Inc., Cubist Systematic Strategies, LLC and Point72 Hong Kong Limited. Mr. Steven A. Cohen controls each of Point72 Asset Management, L.P., Point72 Capital Advisors, Inc., Cubist Systematic Strategies, LLC, and Point72 Hong Kong Limited. Pursuant to an investment management agreement, Point72 Asset Management, L.P. maintains investment and voting power with respect to the securities held by certain investment funds it manages. Point72 Capital Advisors, Inc. is the general partner of Point72 Asset Management, L.P. Pursuant to an investment management agreement, Cubist Systematic Strategies, LLC maintains investment and voting power with respect to the securities held by certain investment funds it manages. Pursuant to an investment management agreement, Point72 Hong Kong Limited maintains investment and voting power with respect to the securities held by certain investment funds it manages. This information is based on a statement filed on Schedule 13G with the SEC on February 8, 2021.

(4)
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

        During 2020, we entered into two 'at-the-market' share sale agreements which resulted in the sale of in total approximately 20.4 million common shares primarily to new investors.

        On January 15, 2021, we completed a public offering and issued 19,166,667 common shares primarily to new investors.

Holders

        As of April 15, 2021, we had approximately six shareholders of record of our common shares; two of those shareholders of record are in the United States and hold a total of approximately 118.1 million common shares in the aggregate, or approximately 99% of our common shares. One of the U.S. shareholders of record is Cede and Company, a specialist United States financial institution that processes transfers of stock certificates on behalf of the Depository Trust Company, or DTC. Cede and Company therefore is the technical shareholder of record for nearly all of our issued shares held by DTC participants, as our shareholders do not themselves hold direct property rights in our common shares, but rather have contractual rights in such shares that are part of a chain of contractual rights involving Cede and Company.

B.  Related party transactions

        The following is a description of related party transactions we have entered into since January 1, 2020 with any of our members of our supervisory board or management board and the holders of more than 5% of our common shares.

Agreements with Supervisory Directors

        Before the appointment as Supervisory Director, Harry Welten provided consulting services to us and received related payments of €196,000 in 2020.

Indemnification Agreements

        We have entered into indemnification agreements with our managing directors and supervisory directors. The indemnification agreements and our Articles of Association require us to indemnify our managing directors and supervisory directors to the fullest extent permitted by law. See "Item 6B. Compensation—Insurance and Indemnification" for a description of these indemnification agreements.

Other Agreements with Directors

        See "Item 6. Directors, Senior Management and Employees—B. Compensation" for a description of other agreements with our managing directors and supervisory directors.

C.  Interests of Experts and Counsel

        Not applicable.

ITEM 8.    FINANCIAL INFORMATION

A.  Consolidated statements and other financial information Financial statements

        See "Item 18. Financial Statements," which contains our financial statements prepared in accordance with IFRS.

Legal Proceedings

        From time to time we are involved in legal proceedings that arise in the ordinary course of business. We believe that the outcome of these proceedings, if determined adversely, will not have a material adverse effect on our financial position. During the period covered by the audited and approved financial statements contained herein, we have not been a party to or paid any damages in connection with litigation that has had a material adverse effect on our financial position. Any future litigation may result in substantial costs and be a distraction to management and employer. No assurance can be given that future litigation will not have a material adverse effect on our financial position. For an additional discussion of certain risks associated with legal proceedings, see "Item 3. Key Information—D. Risk factors."

Dividends and Dividend Policy

        We have not declared cash dividends on our common shares in the years 2018, 2019 or 2020. We currently expect to retain future earnings, if any, to finance the operation and expansion of our business, and we do not anticipate paying any cash dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our supervisory board.

B.  Significant changes

        A discussion of the significant changes in our business can be found under "Item 4. Information on the Company—A. History and development of the company."

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

B.  Memorandum and articles of association

        Our shareholders adopted the Articles of Association filed as Exhibit 3.1 to our registration statement on Form F-1 (file no. 333-197097) with the SEC on September 17, 2014, and have subsequently adopted amendments to the Articles of Association, most recently on August 4, 2020.

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

Income Tax Implications of the Purchase, Holding and Disposal of Shares

        In terms of the taxation of shareholders of the Company, a distinction must be made between taxation in connection with the holding of shares ("Taxation of Dividends"), taxation in connection with the sale of shares ("Taxation of Capital Gains") and taxation in connection with the mortis causa or inter vivos (munificent) transfer of shares ("Inheritance and Gift Tax").

Taxation of Dividends

  Withholding tax

        As a general rule, the dividends distributed to the shareholder are subject to a withholding tax (Kapitalertragsteuer) of 25% and a solidarity surcharge of 5.5% thereon (i.e., 26.375% in total plus church tax, if applicable). The withholding tax is withheld and discharged for the account of the shareholders by the Company. Dividend payments that are funded from the Company's contribution account for tax purposes (steuerliches Einlagekonto ; § 27 Körperschaftsteuergesetz, German

Corporation Income Tax Act) are generally not taxable in Germany and are not subject to withholding tax.

        In general, the withholding tax must be withheld regardless of whether and to which extent the dividend is exempt from tax at the level of the shareholder and whether the shareholder is domiciled in Germany or abroad.

        However, withholding tax on dividends distributed to a company domiciled in another EU Member State within the meaning of § 43b Einkommensteuergesetz, German Income Tax Act, in connection with Article 2 of Council Directive 2011/96/EU of November 30, 2011 on the common system of taxation applicable in the case of parent companies and subsidiaries of different member states, as amended (the "Parent-Subsidiary Directive") may be refunded or exempted upon application and subject to further conditions. This also applies to dividends distributed to a permanent establishment of such a parent company resident in another Member State of the European Union or to a parent company that is subject to unlimited tax liability in Germany, provided that the participation in the Company actually forms part of such permanent establishment's business assets. As further requirements for the refund or exemption of withholding tax under the Parent-Subsidiary Directive, the shareholder needs to hold—for corporate income tax purposes—at least a 10% direct stake in the company's registered capital for an uninterrupted period of at least 12 months and to file a respective application with the German Federal Central Tax Office (Bundeszentralamt für Steuern, Hauptdienstsitz Bonn-Beuel, An der Küppe 1, 53225 Bonn) using an official form. With the annual tax bill in 2019 the German legislature raised the threshold for the aforementioned exemption from trade tax for dividends for corporations within the meaning of Article 2 of the Parent-Subsidiary Directive to 15% for assessment periods beginning January 1, 2020.

        If, in the case of such a holding by a company domiciled in another EU member state within the meaning of Article 2 of the Parent-Subsidiary Directive of at least 10%, shares held in collective custody (girosammelverwahrt) by the central securities depository (Wertpapiersammelbank) are treated as so-called "abgesetzte Bestände" (stock being held separately), the German tax authorities will not object when the main paying agent (Hauptzahlstelle) of the Company upon presentation of an exemption certificate (Freistellungsbescheinigung) and of a proof that this stock has been held separately, disburses the dividend without deducting withholding tax. An exemption certificate can be granted upon application (using official application forms) with the German Federal Central Tax Office (Bundeszentralamt für Steuern).

        With respect to distributions made to other shareholders without a tax domicile in Germany, the withholding tax rate can be reduced in accordance with a double taxation treaty if Germany has entered into a double taxation treaty with the shareholder's state of residence and if the shares neither form part of the assets of a permanent establishment or a fixed place of business in Germany, nor form part of business assets for which a permanent representative in Germany has been appointed. Pursuant to most German tax treaties, including the income tax treaty between Germany and the United States, the German withholding tax rate is reduced to 15% (or, in certain cases, depending on the size of the shareholding, to a lower rate) with respect to distributions received by shareholders eligible for treaty benefits. The withholding tax reduction is generally granted by the German Federal Central Tax Office (Bundeszentralamt für Steuern) upon application in such a manner that the difference between the total amount withheld, including the solidarity surcharge, and the reduced withholding tax actually owed under the relevant double taxation treaty is refunded by the German Federal Central Tax Office.

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

        For shareholders resident in Germany (i.e., shareholders whose place of residence or usual place of abode or, in case of corporations, its statutory seat or place of management, is situated in Germany) holding their shares as business assets as well as for shareholders residing outside Germany (foreign shareholders) holding their shares in a permanent establishment or a fixed base in Germany, or as assets for which a permanent representative has been appointed in Germany, the tax withheld is credited against the shareholders' personal income tax or corporate income tax. Such crediting of withholding tax requires a certificate within the meaning of Section 45a (2) Income Tax Act.

        Any tax withheld in excess of the shareholders' personal tax is refunded. The same principles apply to the solidarity surcharge.

        For taxpayers who are subject to church tax, an automatic procedure for deducting church tax applies unless the shareholder has filed a blocking notice (Sperrvermerk) with the German Federal Central Tax Office. The church tax payable will be withheld together with the withholding tax. The taxpayer may refuse (block) the automatic query to the Federal Central Tax Office, which will then force an assessment by the taxpayer and the shareholder will be obliged to declare the dividends in his income tax return. The respective forms may be obtained from the German Federal Central Tax Office (Bundeszentralamt für Steuern), An der Kuppe 1, 53225 Bonn, Germany (www.bzst.bund.de). If the church tax is withheld together with the withholding tax, the withholding tax will be reduced by 26.375% (including the solidarity surcharge) of the church tax levied on the withholding tax.

        In case the shares are entrusted to a central securities depository (Wertpapiersammelbank) outside of Germany for custody as it is the case with the shares in the Company, the aforementioned withholding tax relief in accordance with applicable double taxation treaties as well as the credit of withholding tax described for shares held as private and as business assets is, pursuant to a special rule on the restriction of withholding tax credit, subject to the following three cumulative prerequisites: (i) the relevant shareholder must qualify as beneficial owner of the shares in the Company for a minimum holding period of 45 consecutive days occurring within a period of 45 days prior and 45 days after the due date of the dividends, (ii) the shareholder has to bear at least 70% of the risk in value change related to the shares in the Company during the minimum holding period without being directly or indirectly hedged and (iii) the shareholder is not required to fully or largely, directly or indirectly, transfer the dividends to third parties. If these requirements are not met, then for a shareholder not being tax-resident in Germany who applied for a full or partial refund of the withholding tax pursuant to a double taxation treaty, no refund is available. This restriction generally does only apply, if (i) the tax underlying the refund application is below a tax rate of 15% based on the gross amount of the dividends or capital gains and (ii) the shareholder does not directly own 10% or more in the shares of the Company and is subject to income taxes in its state of residence, without being tax-exempt. In addition to the aforementioned restrictions, in particular, pursuant to a decree published by the German Federal Ministry of Finance dated July 17,

2017 (BMF, Schreiben vom 17.7.2017—IV C 1—S 2252/15/10030:05, DOK 2017/0614356), as amended, the withholding tax credit may also be denied as an anti-abuse measure.

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

        Exceptions from the flat tax apply upon application for shareholders who have a shareholding of at least 25% in the Company and for shareholders who have a shareholding of at least 1% in the Company and can take significant entrepreneurial influence on the Company's economic activity by a professional activity for the Company. In this case 60% of the dividend income is taxed at the individual progressive income tax rate and 60% of the expenses in relation to the shareholding are deductible.

  Shares held as business assets

        Dividends from shares held as business assets by a shareholder with a tax domicile in Germany are not subject to the flat tax. The taxation depends on whether the shareholder is a corporation, a sole proprietor or a partnership (co-entrepreneurship). The withholding tax (including the solidarity surcharge thereon and church tax, if applicable) withheld and paid by the Company will be credited against the shareholder's income tax or corporate income tax liability (including the solidarity surcharge thereon and church tax, if applicable) or refunded in the amount of any excess.

  Corporations

        If the shareholder is a corporation with a tax domicile in Germany, the dividends are in general effectively 95% exempt from corporate income tax and the solidarity surcharge. Five percent of the dividends are treated as non-deductible business expenses and are therefore subject to corporate income tax (plus the solidarity surcharge thereon) at a total tax rate of 15.825%. In other respects, business expenses actually incurred in direct relation to the dividends may be deducted. However, dividends are not exempt from corporate income tax (including solidarity surcharge thereon), if the shareholder only held (or holds) a direct participation of less than 10% in the share capital of the distributing corporation at the beginning of the calendar year (hereinafter in all cases, a "Portfolio Participation" (Streubesitzbeteiligung)). Participations of at least 10% acquired during a calendar year are deemed to have been acquired at the beginning of the calendar year. Participations which a corporate shareholder holds through a partnership (including those that are co-entrepreneurships (Mitunternehmerschaften)) are attributable to the shareholder only on a pro rata basis at the ratio of the interest share of the shareholder in the assets of the relevant partnership. Shareholders affected by the rules for the taxation of dividends from Portfolio Participations are recommended to discuss the potential consequences with their tax advisors.

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

  Sole proprietors

        If the shares are held as business assets by a sole proprietor with a tax domicile in Germany, only 60% of the dividends are subject to progressive income tax (plus the solidarity surcharge thereon) at a total tax rate of up to approximately 47.5% (plus church tax, if applicable), under the so-called partial income method (Teileinkünfteverfahren). Only 60% of the business expenses economically related to the dividends are tax-deductible. If the shares belong to a domestic permanent establishment in Germany of a business operation of the shareholder, the dividend income (after deducting business expenses economically related thereto) is fully subject to trade tax, unless the shareholder holds at least 15% of the share capital of the Company at the beginning of the relevant assessment period (trade tax participation exemption privilege). In this latter case the net amount of dividends, i.e., after deducting directly related expenses, is exempt from trade tax. As a rule, trade tax can be credited against the shareholder's personal income tax, either in full or in part, by means of a lump-sum tax credit method—depending on the level of the municipal trade tax multiplier and certain individual tax-relevant circumstances of the taxpayer.

  Partnerships

        If the shareholder is a genuine business partnership or a deemed business partnership (co-entrepreneurship) with a permanent establishment in Germany, the income tax or corporate income tax is not levied at the level of the partnership but at the level of the respective partner. The taxation of every partner depends on whether the partner is a corporation or an individual. If the partner is a corporation, the dividends contained in the profit share of the partner will be taxed in accordance with the rules applicable for corporations (see "Corporations "above). If the partner is an individual, the taxation follows the rules described for sole proprietors, (see "Sole proprietors "above). Upon application and subject to further conditions, an individual as a partner can have his personal income tax rate reduced for earnings retained at the level of the partnership.

        In addition, the dividends are generally subject to trade tax in the full amount at the partnership level if the shares are attributed to a German permanent establishment of the partnership. If a partner of the partnership is an individual, the portion of the trade tax paid by the partnership pertaining to his profit share will generally be credited, either in full or in part, against his personal income tax by means of a lump-sum method—depending on the level of the municipal trade tax multiplier and certain individual tax-relevant circumstances of the taxpayer. Due to a lack of case law and administrative guidance, it is currently unclear how the rules for the taxation of dividends from Portfolio Participations (see "Corporations "above) might impact the trade tax treatment at the level of the partnership. Shareholders are strongly recommended to consult their tax advisors. Under a literal reading of the law, if the partnership qualifies for the trade tax exemption privilege at the beginning of the relevant assessment period, the dividends should generally not be subject to trade tax. However, in this case, trade tax should be levied on 5% of the dividends to the extent they are attributable to the profit share of such corporate partners to whom at least 10% of the shares in the Company are attributable on a look-through basis, since such portion of the dividends should be deemed to be non-deductible business expenses. The remaining portion of the dividend income attributable to other than such specific corporate partners (which includes individual partners and should, under a literal reading of the law, also include corporate partners to whom, on a look-through basis, only Portfolio Participations are attributable) should (after the deduction of business expenses economically related thereto) not be subject to trade tax. Due to a lack of case law and administrative guidance, it is currently unclear how the rules for the taxation of dividends from Portfolio Participations (see "Corporations "above) might impact the trade tax treatment at the level of the partnership. Shareholders are strongly recommended to consult their tax advisers.

        The German government issued a new draft bill on the modernization of the German corporate income tax law on March 24, 2021. Amongst others, according to this draft bill, partnerships may opt for taxation as corporations under certain conditions. Shareholders are advised to monitor the further legislative process and to consult their individual tax advisor in this respect.

  Taxation of dividends of shareholders without a tax domicile in Germany

        Shareholders without a tax domicile in Germany whose shares are attributable to a German permanent establishment or fixed place of business or are part of business assets for which a permanent representative in Germany has been appointed, are also subject to tax in Germany on their dividend income. In this respect the provisions outlined above for shareholders with a tax domicile in Germany whose shares are held as business assets apply accordingly ("—Taxation of dividends of shareholders with a tax domicile in Germany—Shares held as business assets "). The withholding tax (including the solidarity surcharge thereon) withheld and passed on will be credited against the income or corporate income tax liability or refunded in the amount of any excess.

        In all other cases, any German limited tax liability on dividends is discharged by withholding tax imposed by the Company. Withholding tax is only reimbursed in the cases and to the extent described above under "—Withholding tax ".

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

        Only an annual lump-sum deduction of € 801 (€1,602 for married couples filing jointly) may be deducted from the entire capital investments income. It is not possible to deduct income-related expenses in connection with capital gains, except for the expenses directly related in substance to the disposal which can be deducted when calculating the capital gains. Losses from disposals of shares may only be offset against capital gains from the disposal of shares.

        If the disposal of the shares is executed by a domestic credit institution, or domestic financial services institution (inländisches Kredit-oder Finanzdienstleistungsinstitut) (including domestic branches of foreign credit and financial services institutions), domestic securities trading company (inländisches Wertpapierhandelsunternehmen) or a domestic securities trading bank (inländische Wertpapierhandelsbank), and such office pays out or credits the capital gains (a "Domestic Paying Agent"), the tax on the capital gains will in general be discharged for the account of the seller by the Domestic Paying Agent imposing the withholding tax on investment income at the rate of 26.375% (including the solidarity surcharge thereon plus church tax, if applicable) on the capital gain.

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

        Regardless of the holding period and the time of acquisition, gains from the disposal of shares are not subject to the flat tax but to individual progressive income tax if a shareholder domiciled in Germany, or, in the event of a munificent transfer, their legal predecessor, or, if the shares have been munificently transferred several times in succession, one of his legal predecessors at any point during the five years preceding the disposal directly or indirectly held at least 1% of the share capital of the Company (a "Qualified Holding"). In this case the partial income method applies to gains from the disposal of shares, which means that only 60% of the capital gains are subject to tax and only 60% of the losses on the disposal and expenses economically related thereto are tax deductible. Even though withholding tax has to be withheld by a Domestic Paying Agent in the case of a Qualified Holding, this does not discharge the tax liability of the shareholder. Consequently, a shareholder must declare his capital gains in his income tax return. The withholding tax (including the solidarity surcharge thereon and church tax, if applicable) levied and paid will be credited against the shareholder's income tax liability as assessed (including the solidarity surcharge thereon and any church tax, if applicable) or refunded in the amount of any excess.

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

        Trade tax can be credited against the shareholder's personal income tax liability, either in full or in part, by means of a lump-sum tax credit method—depending on the level of the municipal trade tax multiplier and certain individual tax-relevant circumstances of the taxpayer.

  Partnerships

        If the shareholder is a genuine business partnership or a deemed business partnership (co-entrepreneurship) with a permanent establishment in Germany, the income or corporate income tax is not levied at the level of the partnership but at the level of the respective partner. The taxation depends on whether the partner is a corporation or an individual. If the partner is a corporation, the capital gains from the shares as contained in the profit share of the partner will be taxed in accordance with the rules applicable to corporations (see "Corporations "above). For capital gains in the profit share of a partner that is an individual, the principles outlined above for sole proprietors apply accordingly (partial-income method, see above under "Sole proprietors "). Upon application and subject to further conditions, a partner that is an individual can obtain a reduction of his personal income tax rate for earnings retained at the level of the partnership.

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

        The German government issued a new draft bill on the modernization of the German corporate income tax law on March 24, 2021. Amongst others, according to this draft bill, partnerships may opt for taxation as corporations under certain conditions. Shareholders are advised to monitor the further legislative process and to consult their individual tax advisor in this respect.

  Withholding tax

        In case of a Domestic Paying Agent, the capital gains from shares held as business assets are in general subject to withholding tax in the same way as shares held as non-business assets by a shareholder (see "—Taxation of capital gains of shareholders with a tax domicile in Germany—Shares held as non-business assets "). However, the Domestic Paying Agent will not levy the withholding tax, provided that (i) the shareholder is a corporation, association of persons or estate with a tax domicile in Germany, or (ii) the shares belong to the domestic business assets of a shareholder, and the shareholder declares so to the Domestic Paying Agent using the designated official form and certain other requirements are met. If withholding tax is imposed by a Domestic Paying Agent, the withholding tax (including the solidarity surcharge thereon and church tax, if applicable) imposed and discharged will be credited against the income tax or corporate income tax liability (including the solidarity surcharge thereon and church tax, if applicable) or will be refunded in the amount of any excess.

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

        In case of a Qualified Holding (as defined in "Taxation of capital gains of shareholders with a tax domicile in Germany—Shares held as non-business assets "), only 60% of the gains from the disposal of the shares are subject to progressive income tax plus the solidarity surcharge thereon (partial-income method), if the shareholder is a private individual. If the shareholder is a corporation and the shares do not belong to a domestic permanent establishment or fixed place of business and are not part of business assets for which a permanent representative in Germany has been appointed, the gains from the disposal of the shares should, according to a judgement of the German Federal Fiscal Court of 31 May 2017, I R 37/15, not be subject to corporate income tax; the legal fiction according to which 5% of the gains are treated as non-deductible business expenses shall not apply. The judgment seems to be accepted by tax authorities. Furthermore, most double taxation treaties provide for exemption from German taxation and attribute the right of taxation to the shareholder's state of residence. According to the tax authorities there is no obligation to levy withholding tax at source in the case of a Qualified Holding if the shareholder submits to the Domestic Paying Agent a certificate of residence issued by a competent foreign tax authority.

        With regard to capital gains or losses from shares attributable to a domestic permanent establishment or fixed place of business or which form part of business assets for which a permanent representative in Germany has been appointed, the above-mentioned provisions pertaining to shareholders with a tax domicile in Germany whose shares are business assets apply mutatis mutandis (see "Taxation of capital gains of shareholders with a tax domicile in Germany—Shares held as business assets "). The Domestic Paying Agent can refrain from deducting the withholding tax if the shareholder declares to the Domestic Paying Agent on an official form that the shares form part of domestic business assets and certain other requirements are met.

Abolishment of Solidarity Surcharge

        According to a bill enacted in December 2019, the solidarity surcharge has been partially abolished as of the assessment period 2021 for certain individual shareholders.

Inheritance and Gift Tax

        The transfer of shares to another person mortis causa or by way of munificent donation is generally subject to German inheritance or gift tax if:

  (i)
  the place of residence, habitual abode, place of management or registered office of the decedent, the donor, the heir, the donee or another acquirer is, at the time of the asset transfer, in Germany, or such person, as a German national, has not spent more than five continuous years outside of Germany without maintaining a place of residence in Germany, or

  (ii)
  the decedent's or donor's shares belonged to business assets for which there had been a permanent establishment in Germany or a permanent representative had been appointed, or

  (iii)
  the decedent or the donor, at the time of the succession or gift, held a direct or indirect interest of at least 10% of the Company's share capital either alone or jointly with other related parties.

        The small number of double taxation treaties in respect of inheritance and gift tax which Germany has concluded to date usually provide for German inheritance or gift tax only to be levied in the cases under (i) and, subject to certain restrictions, in the cases under (ii). Special provisions apply to certain German nationals living outside of Germany and to former German nationals.

Other Taxes

        No German financial transfer taxes, VAT, stamp duties or similar taxes are currently levied on the purchase or disposal or other forms of transfer of the shares. However, for VAT purposes, an entrepreneur may opt for taxation in relation to disposals of shares, which are in principle exempt from value-added-tax, if the sale is made to another entrepreneur for the entrepreneur's business. Wealth tax is currently not levied in Germany.

        However, on February 14, 2013, the European Commission published a proposal for a Directive for a common financial transaction tax in Belgium, Germany, Estonia, Greece, Spain, France, Italy, Austria, Portugal, Slovenia and Slovakia. The Commission's proposal is currently under review and it is unclear if and to what extent it will be implemented, if ever. The implementation of a financial transaction tax is now included in the coalition agreement as of February 2, 2018. Prospective holders are advised to seek their own professional advice in relation to the Commission's proposal to introduce a financial transaction tax.

Dutch Tax Considerations

        This "Dutch Tax Considerations" section outlines the principal Dutch tax consequences of the acquisition, holding, settlement, redemption and disposal of common shares in the capital of the Company, or the Shares. It does not present a comprehensive or complete description of all aspects of Dutch tax law which could be relevant to a holder of Shares (a "Shareholder"). For Dutch tax purposes, a Shareholder may include an individual or entity not holding the legal title to the Shares, but to whom, or to which, the Shares are, or the income from the Shares is, nevertheless attributed based either on this individual or entity owning a beneficial interest in the Shares or on specific statutory provisions. These include statutory provisions attributing Shares to an individual who is, or who has directly or indirectly inherited from a person who was, the settlor, grantor or similar originator of a trust, foundation or similar entity that holds the Shares.

        This "Dutch Tax Considerations" section is intended as general information only. A prospective Shareholder should consult his own tax adviser regarding the tax consequences of any acquisition, holding or disposal of Shares.

        This "Dutch Tax Considerations" section is based on Dutch tax law as applied and interpreted by Dutch tax courts and as published and in effect on the date of this Annual Report, including the tax rates applicable on that date, without prejudice to any amendments introduced at a later date and implemented with or without retroactive effect.

        Any reference in This "Dutch Tax Considerations" section made to Dutch taxes, Dutch tax or Dutch tax law should be construed as a reference to any taxes of any nature levied by or on behalf of the Netherlands or any of its subdivisions or taxing authorities or to the law governing such taxes, respectively. The Netherlands means the part of the Kingdom of the Netherlands located in Europe.

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

        This "Dutch Tax Considerations" section does not describe any Dutch tax considerations or consequences that may be relevant where a Shareholder:

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

        However, a Shareholder will not be subject to Dutch dividend withholding tax on dividends distributed by the Company if, and for as long as, the Company is resident solely in Germany for purposes of the convention between Germany and the Netherlands for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income (the "German—Dutch tax treaty"), unless:

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

  (iii)
  the par value of the Shares issued to a Shareholder or an increase in the par value of the Shares, to the extent that no related contribution, recognized for Dutch dividend withholding tax purposes, has been made or will be made; and

  (iv)
  partial repayment of paid-in capital, that is

  (a)
  not recognized for Dutch dividend withholding tax purposes, or

  (b)
  recognized for Dutch dividend withholding tax purposes, to the extent that the Company has "net profits" (zuivere winst), unless

  •
  the general meeting of shareholders has resolved in advance to make this repayment, and

  •
  the par value of the Shares concerned has been reduced by an equal amount by way of an amendment to the articles of association of the Company.

        The term "net profits" includes anticipated profits that have yet to be realized.

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

        The Dutch Dividend Withholding Tax Act 1965 (Wet op de dividendbelasting 1965) ("DWTA"), provides for a non-exhaustive negative description of a beneficial owner. According to the DWTA, a Shareholder will not be considered the beneficial owner of the dividends for this purpose if as a consequence of a combination of transactions:

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

        Please refer to the paragraph "Risk Factors" for a risk regarding the Company's tax residency and the consequences thereof.

Taxes on Income and Capital Gains

Residents of the Netherlands

        The description of certain Dutch tax consequences in this subsection is only intended for the following

        Shareholders:

  (a)
  individuals who are resident or deemed to be resident in the Netherlands ("Dutch Individuals"); and

  (b)
  entities or enterprises that are subject to the CITA and are resident or deemed to be resident in the Netherlands ("Dutch Corporate Entities").

  Dutch Individuals engaged or deemed to be engaged in an enterprise or in miscellaneous activities

        Dutch Individuals engaged or deemed to be engaged in an enterprise or in miscellaneous activities (resultaat uit overige werkzaamheden) are generally subject to income tax at statutory progressive rates with a maximum of 49.50% (2021) on any benefits derived or deemed to be derived from the Shares, including any capital gains realized on any disposal of the Shares, where those benefits are attributable to:

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

  Dutch Individuals not engaged or deemed to be engaged in an enterprise or in miscellaneous activities

        Generally, the Shares held by a Dutch Individual who is not engaged or deemed to be engaged in an enterprise or in miscellaneous activities, will be subject to annual income tax imposed on a fictitious yield on the Shares. The Shares held by this Dutch Individual will be taxed under the regime for savings and investments (inkomen uit sparen en beleggen). Irrespective of the actual income or capital gains realized, the annual taxable benefit from a Dutch Individual's assets and liabilities taxed under this regime, including the Shares, is set at a percentage of the positive balance of the fair market value of these assets, including the Shares, and the fair market value of these liabilities. The percentage (2020), which is subject to an annual indexation, increases:

  (i)
  from 1.898% over the first EUR 50,000;

  (ii)
  to 4,501% over EUR 50,000.01 up to and including EUR 950,000; and

  (iii)
  to a maximum of 5.69% over EUR 950,000.01 or higher

        No taxation occurs if this positive balance does not exceed a certain threshold (heffingvrij vermogen), which is EUR 50,000 in 2021. The fair market value of assets, including the Shares, and liabilities that are taxed under this regime is measured exclusively on 1 January of every calendar year. The tax rate under the regime for savings and investments is a flat rate of 31%.

  Dutch Corporate Entities

        Dutch Corporate Entities are generally subject to corporate income tax at statutory rates up to 25% (2021) on any benefits derived or deemed to be derived from the Shares, including any capital gains realized on their disposal.

Non-residents of the Netherlands

        The description of certain Dutch tax consequences in this subsection is only intended for the following Shareholders:

  (a)
  individuals who are not resident and not deemed to be resident in the Netherlands ("Non-Dutch Individuals"); and

  (b)
  entities that are not resident and not deemed to be resident in the Netherlands ("Non-Dutch Corporate Entities").

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

Material U.S. Federal Income Tax Considerations

        The following is a description of the material U.S. federal income tax consequences to the U.S. Holders described below of owning and disposing of common shares. It does not describe all tax considerations that may be relevant to a particular person's decision to acquire, own or dispose of the common shares.

        This section applies only to a U.S. Holder that holds common shares as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment) for U.S. federal income tax purposes. In addition, it does not set forth all of the U.S. federal income tax consequences that may be relevant in light of the U.S. Holder's particular circumstances, including alternative minimum tax consequences, the potential application of the provisions of the Code known as the Medicare contribution tax and tax consequences applicable to U.S. Holders subject to special rules, such as:

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

  •
  tax-exempt entities, including an "individual retirement account" or "Roth IRA";

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

        This section is based on the Code, administrative pronouncements, judicial decisions, final, temporary and proposed Treasury regulations, and the income tax treaty between Germany and the United States and the income tax treaty between the Netherlands and the United States (as applicable and as the context requires the "Treaty") all as of the date hereof, any of which is subject to change or differing interpretations, possibly with retroactive effect. No assurance can be given that the IRS will agree with the views expressed in this discussion, or that a court will not sustain any challenge by the IRS in the event of litigation. We have not obtained, nor do we intend to obtain, a ruling from the IRS with respect to the statements made and the conclusions reached in the following summary.

        A "U.S. Holder" is a holder who, for U.S. federal income tax purposes, is a beneficial owner of common shares, who is eligible for the benefits of the Treaty and who is:

  •
  a citizen or individual resident of the United States;

  •
  a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

  •
  an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

        U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of common shares in their particular circumstances. In particular, because our group includes a U.S. subsidiary, (Affimed Inc., a Delaware corporation) and therefore under current law our non-U.S. subsidiaries (Affimed GmbH and AbCheck s.r.o.) are treated as controlled foreign corporations (regardless of whether we are or are not treated as a controlled foreign corporation), any U.S. Holder that owns or is deemed to own ten percent or more of our shares (by vote or value) is urged to consult its tax advisor regarding the potential application of the "Subpart F income" and "global intangible low-taxed income" rules to an investment in our common shares.

  Taxation of Distributions

        We do not currently expect to make distributions on our common shares. In the event that we do make distributions of cash or other property, subject to the passive foreign investment company rules described below, distributions paid on common shares, other than certain pro rata distributions of common shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). If we are not treated as a PFIC with respect to a U.S. Holder and were not treated as a PFIC with respect to the U.S. Holder in the preceding taxable year, for so long as our common shares are listed on Nasdaq or another established securities market in the United States or we are eligible for benefits under the Treaty, dividends paid to such a U.S. Holder that is not a corporation would generally be eligible for taxation as "qualified dividend income" if certain other requirements are met, which is taxable at rates not in excess of the long-term capital gain rate applicable to such U.S. Holders. The amount of a dividend will include any amounts withheld by us in respect of German or Dutch income taxes. Subject to the passive foreign investment company rules described below, the amount of the dividend will be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction available to U.S. corporations under the Code. Subject to the passive foreign investment company rules described below, dividends will be included in a U.S. Holder's income on the date of the U.S. Holder's receipt of the dividend. The amount of any dividend income paid in euros will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of actual or constructive receipt, regardless of whether the payment is in fact converted into U.S. dollars at that time. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

        Subject to applicable limitations, German or Dutch income taxes withheld from dividends on common shares at a rate not exceeding the rate provided by the Treaty will be eligible for credit against the U.S. Holder's U.S. federal income tax liability. German or Dutch taxes withheld in excess of the rate applicable with respect to such U.S. Holder under the Treaty will not be eligible for credit against a U.S. Holder's federal income tax liability. The rules governing foreign tax credits are complex and U.S. Holders should consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances. In lieu of claiming a foreign tax credit, U.S. Holders may deduct foreign taxes, including any German or Dutch withholding tax, in computing their taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year.

Sale or Other Disposition of Common Shares

        Subject to the passive foreign investment company rules described below, gain or loss realized on the sale or other disposition of common shares will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held the common shares for more than one year. The amount of the gain or loss will equal the difference between the U.S. Holder's tax basis in the common shares disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. This gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes.

Passive Foreign Investment Company Rules

        Under the Code, we may be a PFIC for any taxable year in which, after the application of certain look-through rules with respect to subsidiaries, either (i) 75% or more of our gross income consists of "passive income" or (ii) 50% or more of the average quarterly value of our assets consists of assets that produce, or are held for the production of, "passive income." Passive income generally includes, among other things, dividends, interest, certain non-active rents and royalties, and capital gains. Although we have not performed a definitive PFIC analysis using U.S. federal income tax principles, based on certain estimates as to composition of our income and assets, including the implied value, based on our market capitalization, of our assets that produce non-passive income, during 2020, we do not believe that we were a PFIC for our 2020 taxable year. However, there can be no assurance that the IRS will agree with our conclusion. In addition, whether we will be a PFIC in 2021 or any future taxable year is uncertain because, among other things, we currently own a substantial amount of passive assets, including cash, and because the valuation of our assets that generate non-passive income for PFIC purposes, including our intangible assets, is uncertain and may vary substantially over time and the composition of our assets and income may vary substantially over time. The average quarterly value of our assets for purposes of determining our PFIC status for any taxable year will generally be determined in part by reference to our market capitalization, which has fluctuated and may continue to fluctuate significantly over time. Accordingly, there can be no assurance that we will not be a PFIC for any taxable year.

        The IRS recently finalized Treasury Regulations that address various issues related to determining whether a foreign corporation is a PFIC and whether a U.S. shareholder holds PFIC stock and recently released proposed Treasury Regulations that address various issues related to determining whether a foreign corporation is a PFIC. These Treasury Regulations and proposed Treasury Regulations (if finalized) may affect whether we are a PFIC in 2020 or in any future year. You should consult your tax adviser regarding the effect, if any, these Treasury Regulations may have, or such proposed Treasury Regulations would have, on the determination of our PFIC status.

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

        For so long as we are treated as a PFIC with respect to a U.S. Holder (or were treated as a PFIC with respect to the U.S. Holder in the preceding taxable year), dividends paid to certain non-corporate U.S. Holders will not be eligible for taxation as "qualified dividend income." In addition, if we were a PFIC for any taxable year during which a U.S. Holder held common shares (assuming such U.S. Holder has not made a timely mark-to-market election, as described below), gain recognized by a U.S. Holder on a sale or other disposition (including certain pledges) of the common shares, or an indirect disposition of shares of a Lower-tier PFIC, would be allocated ratably over the U.S. Holder's holding period for the common shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the amount allocated to that taxable year. Further, to the extent that any distribution received by a U.S. Holder on its common shares (or a distribution by a Lower-tier PFIC to its shareholder that is deemed to be received by a U.S. Holder) exceeds 125% of the average of the annual distributions on the common shares received during the preceding three years or the U.S. Holder's holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain, described immediately above.

        If we are a PFIC for any year during which a U.S. Holder holds common shares, we would continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder holds common shares, even if we ceased to meet the threshold requirements for PFIC status.

        A U.S. Holder can avoid certain of the adverse rules described above by making a mark-to-market election with respect to its common shares, provided that the common shares are "marketable." Common shares will be marketable if they are "regularly traded" on a "qualified exchange" or other market within the meaning of applicable Treasury regulations. Our common shares will be treated as "regularly traded" in any calendar year in which more than a de minimis quantity of the common shares is traded on a qualified exchange on at least 15 days during each calendar quarter. Nasdaq, on which the common shares are currently listed, is a qualified exchange for this purpose. If a U.S. Holder makes the mark-to-market election, it will recognize as ordinary income any excess of the fair market value of the common shares at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the common shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the U.S. Holder's tax basis in the common shares will be adjusted to reflect the income or loss amounts recognized. Any gain recognized on the sale or other disposition of common shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). U.S. Holders should consult their tax advisers regarding the availability and advisability of making a mark-to-market election with respect to their common shares because we may have Lower-tier PFICs for which a mark-to-market election may not be available.

        In addition, in order to avoid the application of the foregoing rules, a U.S Holder can make qualified electing fund elections (any such election, a "QEF Election") with respect to us and each Lower-tier PFIC in the first taxable year that we and each Lower-tier PFIC are treated as PFICs with respect to the U.S. Holder. A U.S. Holder must make the QEF Election for each PFIC by attaching a separate properly completed IRS Form 8621 for each PFIC to the U.S. Holder's timely filed U.S. federal income tax return generally for the first taxable year that the entity is treated as a PFIC with respect to the U.S. Holder. A U.S. Holder generally may make a separate election to defer payment of taxes on the undistributed income inclusion under the QEF rules, but if deferred, any such taxes are subject to an interest charge. We currently intend to provide the information necessary for a U.S. investor to make a QEF Election with respect to us and each Lower-tier PFIC that we control for 2020 and for any future years with respect to which we determine that we or any Lower-tier PFIC that we control are or are likely to be a PFIC. If a U.S. Holder makes a QEF Election with respect to us or a Lower-tier PFIC that we control, the U.S. Holder will be currently taxable on its pro rata share of the PFIC's ordinary earnings and net capital gain (at ordinary income and capital gain rates, respectively) for each taxable year that the entity is classified as a PFIC and will not be required to include such amounts in income when actually distributed by the PFIC. If a U.S. Holder makes a QEF Election with respect to us, any distributions paid by us out of our earnings and profits that were previously included in the U.S. Holder's income under the QEF Election will not be taxable to the U.S. Holder. A U.S. Holder will increase its tax basis in its common shares by an amount equal to any income included under the QEF Election and will decrease its tax basis by any amount distributed, if any, on the common shares that is not included in its income. In addition, a U.S. Holder will recognize capital gain or loss on the disposition of common shares in an amount equal to the difference between the amount realized and its adjusted tax basis in the common shares. U.S. Holders should note that if they make QEF Elections with respect to us and Lower-tier PFICs, if any, they may be required to pay U.S. federal income tax with respect to their common shares for any taxable year significantly in excess of any cash distributions, if any, received on the shares for such taxable year. U.S. Holders should consult their tax advisers regarding making QEF Elections in their particular circumstances.

        In addition, if we were a PFIC or, with respect to a particular U.S. Holder, were treated as a PFIC for the taxable year in which we paid a dividend or for the prior taxable year, the preferential dividend rates with respect to dividends paid to certain non-corporate U.S. Holders would not apply. If a U.S. Holder owns common shares during any year in which we are a PFIC, the U.S. Holder must file annual reports containing such information as the U.S. Treasury may require on IRS Form 8621 (or any successor form) with respect to us (regardless of whether a mark-to-market election or QEF Election is made), generally with the U.S. Holder's federal income tax return for that year, unless otherwise specified in the instructions with respect to such form. U.S. Holders should consult their tax advisers regarding whether we are or were a PFIC and the potential application of the PFIC rules.

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

        The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the holder's U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS.

F.  Dividends and paying agents

        Not applicable.

G.  Statement by experts

        Not applicable.

H.  Documents on display

        We are subject to the informational requirements of the Exchange Act. Accordingly, we are required to file reports and other information with the SEC, including Annual Reports on Form 20-F and reports on Form 6-K. The SEC maintains an Internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov .

I.  Subsidiary information

        Not applicable.

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT RISK

        See note 21 to the consolidated financial statements as of December 31, 2020 for more information about our exposure to market risks.

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

        No matters to report.

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

B.  Management's Annual Report on Internal Control over Financial Reporting

        Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based upon criteria established in Internal Control—Integrated Framework (2013) by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2020.

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

D.  Changes in Internal Control over Financial Reporting

        No change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the financial year ended December 31, 2020 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.    [RESERVED]

ITEM 16A.    Audit committee financial expert

        Our supervisory board has determined that each of Ferdinand Verdonck and Harry Welton is an audit committee financial expert, as that term is defined by the SEC, and is independent for the purposes of SEC and Nasdaq rules.

ITEM 16B.    Code of ethics

Code of Conduct

        We have adopted a Code of Conduct which covers a broad range of matters including the handling of conflicts of interest, compliance issues and other corporate policies such as insider trading and equal opportunity and non-discrimination standards. Our Code of Conduct applies to all of our supervisory directors, managing directors and employees. We have published our Code of Conduct on our website, www.affimed.com .

ITEM 16C.    Principal Accountant Fees and Services

a)    Audit Fees

        Audit fees in 2020 and 2019 amounted to €430,000 and €472,000, respectively, and relate to audit services provided by our principal accountants, KPMG AG Wirtschaftsprüfungsgesellschaft and other KPMG International member firms, in connection with the audit of the consolidated financial statements and statutory audits and, quarterly reviews. The aggregate audit fees include fees and expenses billed or accrued for professional services rendered by the principal accountant for the audit of our annual financial statements, the review of the interim condensed consolidated financial statements, the review of registration statements and comfort letters for the Company and additional services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements, except for those not required by statute or regulation.

b)    Audit-Related Fees

        Audit-Related fees in 2020 and 2019 amounted to €1,000 and €0 respectively, and relate to services provided by our principal accountants, KPMG AG Wirtschaftsprüfungsgesellschaft for the review of Enterprise Ressource Planning system migration.

c)    Tax Fees

        None.

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

ITEM 16E.    Purchases of equity securities by the issuer and affiliated purchasers

        In 2020, no purchases of our equity securities were made by or on behalf of Affimed or any affiliated purchaser.

ITEM 16F.    Change in registrant's certifying accountant

        Not applicable.

ITEM 16G.    Corporate governance

Summary of Significant Corporate Governance Differences from Nasdaq Listing Standards

        Our common shares are listed on the Nasdaq Global Select Market, or Nasdaq. We are therefore required to comply with certain of the Nasdaq's corporate governance listing standards, or the Nasdaq Standards. As a foreign private issuer, we may follow our home country's corporate governance practices in lieu of certain of the Nasdaq Standards. Our corporate governance practices differ in certain respects from those that U.S. companies must adopt in order to maintain a Nasdaq listing. A brief, general summary of those differences is provided as follows.

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

  Compensation Committee

        As permitted by the listing requirements of Nasdaq, we have also opted out of the requirements of Nasdaq Listing Rule 5605(d), which requires an issuer to have a compensation committee that, inter alia , consists entirely of independent directors.

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

ITEM 18.    Financial statements

        Financial Statements are filed as part of this Annual Report, see page F-3.

ITEM 19.    Exhibits

  (a)
  The following documents are filed as part of this registration statement:

Exhibit No.		Exhibit
1.1	*	Articles of Association of Affimed N.V. (English translation).

2	*	Description of rights of each applicable class of securities registered under Section 12 of the Securities Exchange Act of 1934.

4.1	††	Research Funding Agreement dated August 15, 2013 between Affimed Therapeutics AG and The Leukemia and Lymphoma Society (incorporated by reference to exhibit 10.6 of the Affimed N.V. registration statement on Form F-1 (Registration no. 333-197097) filed with the Commission on June 27, 2014).

Exhibit No.		Exhibit
4.2	††	Amendment No. 1 to the Research Funding Agreement, dated April 29, 2014 between Affimed Therapeutics AG and The Leukemia and Lymphoma Society (incorporated by reference to exhibit 10.7 of the Affimed N.V. registration statement on Form F-1 (Registration no. 333-197097) filed with the Commission on June 27, 2014).

4.2		English language summary of Lease Agreement, dated September 19, 2000 and amendments thereto between Affimed Therapeutics AG and Technologiepark Heidelberg II GmbH & Co. KG (incorporated by reference to exhibit 10.8 of the Affimed N.V. registration statement on Form F-1 (Registration no. 333-197097) filed with the Commission on June 27, 2014).

4.3		Lease Contract dated October 1, 2009, between Abcheck s.r.o. and Vèdeckotechnick' park Plzeñ a.s. (incorporated by reference to exhibit 10.9 of the Affimed N.V. registration statement on Form F-1 (Registration no. 333-197097) filed with the Commission on June 27, 2014).

4.4		Amendment No. 4 to Lease Contract dated October 1, 2009, between Abcheck s.r.o. and Vèdeckotechnick' park Plzeñ a.s., dated June 30, 2011 (incorporated by reference to exhibit 10.10 of the Affimed N.V. registration statement on Form F-1 (Registration no. 333-197097) filed with the Commission on June 27, 2014).

4.5		Amendment No. 5 to Lease Contract dated October 1, 2009, between Abcheck s.r.o. and Vèdeckotechnick' park Plzeñ a.s., dated November 14, 2012 (incorporated by reference to exhibit 10.11 of the Affimed N.V. registration statement on Form F-1 (Registration no. 333-197097) filed with the Commission on June 27, 2014).

4.6		Form of Supervisory Director and Managing Director Indemnification Agreement (incorporated by reference to exhibit 10.16 of the Affimed N.V. registration statement on Form F-1 (Registration no. 333-197097) filed with the Commission on August 19, 2014).

4.7	††	Research Collaboration and License Agreement, dated as of August 24, 2018 by and between Affimed GmbH and Genentech, Inc. (incorporated by reference to exhibit 10.1 of the Affimed N.V. report on Form 6-K (File no. 001-36619) filed with the Commission on August 27, 2018).

4.8	†	Research Collaboration and License Agreement, dated as of November 3, 2020 by and between Affimed GmbH and NewCo (incorporated by reference to Exhibit 10.1 of the Affimed N.V. report on Form 6-K (File No. 001-36619) filed with the Commission on November 9, 2020).

4.9	†	Patent and Technology Licensing Agreement, dated as of December 11, 2020, by and between Affimed GmbH and The Board of Regents of The University of Texas System (incorporated by reference to Exhibit 10.1 of the Affimed N.V. report on Form 6-K (File No. 001-36619) filed with the Commission on April 14, 2021).

4.10	*	Loan Agreement, dated January 8, 2021, between Affimed GmbH, Affimed N.V. and Silicon Valley Bank.

8.1	*	List of subsidiaries

12.1	*	Certification of Principal Executive Officer pursuant to 17 CFR 240.13a-14(a).

12.2	*	Certification of Principal Financial and Accounting Officer pursuant to 17 CFR 240.13a-14(a).

13.1	*	Certification of Principal Executive Officer pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C. 1350.

13.2	*	Certification of Principal Financial and Accounting Officer pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C. 1350.

Exhibit No.		Exhibit

15.1	*	Consent of KPMG AG Wirtschaftsprüfungsgesellschaft

101.INS	*	XBRL Instance Document

101.SCH	*	XBRL Taxonomy Extension Schema Document

101.CAL	*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	*	XBRL Taxonomy Extension Presentation Linkbase Document

*
Filed herewith

†
Certain confidential portions of this exhibit have been omitted and replaced with "[*****]". Such identified information has been excluded from this exhibit because it (i) is not material and (ii) is the type that the registrant treats as private or confidential.

††
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

April 15, 2021

AFFIMED N.V.
By:	/s/ ADI HOESS
	Name:	Adi Hoess
	Title:	Chief Executive Officer
By:	/s/ ANGUS SMITH
	Name:	Angus Smith
	Title:	Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Shareholders and Supervisory Board of Affimed N.V.:

Opinion on the Consolidated Financial Statements

        We have audited the accompanying consolidated statements of financial position of Affimed N.V. and subsidiaries (the Company) as of December 31, 2020 and 2019, the related consolidated statements of comprehensive loss, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2020, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2020, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 15, 2021 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

        These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matters

        The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Revenue recognition from collaboration agreements

        As discussed in Note 6 to the consolidated financial statements, the Company recognized revenue in 2020 of €28.4 million, of which €27.6 million relate to revenues from research programs performed as part of collaboration agreements with third parties. As discussed in Note 4, such agreements usually include multiple performance obligations that are satisfied over time and recognized according to the stage of completion measured by reference to costs incurred in relation to anticipated total costs of the research programs.

        We identified revenue recognition from collaboration agreements as a critical audit matter. We performed a sensitivity analysis to determine the significant assumptions used to determine the standalone allocation of transaction prices, and to measure the progress of identified performance obligations, which required challenging auditor judgment. Specifically, challenging and subjective auditor judgment was required to evaluate the anticipated total costs of research programs and the appropriateness of margins applied in determining standalone selling prices.

        The primary procedures we performed to address this critical audit matter included the following. We evaluated the design and tested the operating effectiveness of certain internal controls over the Company's revenue process. This included controls related to significant assumptions, including their development and application, and the monitoring of changes to the assumptions. We evaluated the anticipated total costs of research programs by (1) obtaining and inspecting contractual documents and correspondence with customers and comparing them to management's estimated stage of completion, (2) interviewing program personnel to gain an understanding of the status of program activities to challenge management's estimated stage of completion, (3) obtaining and analyzing documentation, such as external meeting minutes and project plans, to evaluate the reasonableness of management's assumptions regarding anticipated total cost of the research program, and (4) evaluating changes to estimated costs, if any, including the amount and timing of the change based on internal information or contractual changes. We also evaluated the margins applied by management in determining standalone selling prices by comparing them to observable peer data.

Valuation of shares in non-public companies

        As discussed in Note 14 to the consolidated financial statements, the Company holds shares in non-public companies with a carrying amount of €20.0 million. As discussed in Note 4, these financial instruments are classified as equity investments at fair value through other comprehensive income (Level 3 of the fair value hierarchy) and recognized as long-term financial assets.

        We identified the valuation of shares in non-public companies as a critical audit matter. Due to the significant measurement uncertainty associated with the fair value of such investments, there was a high degree of subjective auditor judgment, as well as specialized skills and knowledge, required to evaluate information and assumptions used, such as the development of quoted market prices of peer companies and other publicly available information, as well as quantitative and qualitative information provided by the investees, to adjust the fair value since the date of private financing transactions to the balance sheet date fair value.

        The primary procedures we performed to address this critical audit matter included the following. We evaluated the design and tested the operating effectiveness of certain internal controls over the Company's fair value process. This included controls related to the relevance and reliability of information and assumptions used, including their development and application, and the monitoring of changes to the information and assumptions. We involved financial instrument valuation professionals with specialized skills and knowledge, who assisted in testing management's ability to produce a fair value estimate compliant with IFRS. This was accomplished by (1) testing the Company's process for developing the estimate, including the information and assumptions used, (2) testing the source and reliability of evidence used in determining the Company's assumptions, and (3) evaluating the assumptions in the light of historical and market information.

/s/ KPMG AG Wirtschaftsprüfungsgesellschaft

We have served as the Company's auditor since 2014.

Mannheim, Germany
April 15, 2021

Report of Independent Registered Public Accounting Firm

To the Shareholders and Supervisory Board of Affimed N.V.:

Opinion on Internal Control Over Financial Reporting

        We have audited Affimed N.V.'s and subsidiaries' (the Company) internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2020 and 2019, the related consolidated statements of comprehensive loss, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2020, and the related notes (collectively, the consolidated financial statements), and our report dated April 15, 2021 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

        The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Definition and Limitations of Internal Control Over Financial Reporting

        A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

        Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.3

/s/ KPMG AG Wirtschaftsprüfungsgesellschaft

Mannheim, Germany
April 15, 2021

Affimed N.V.

Consolidated statements of comprehensive loss

(in € thousand)

	Note	2020	2019	2018
Revenue	6	28,360	21,391	23,735
Other income—net	7	626	290	1,515
Research and development expenses	8	(49,989)	(43,791)	(35,148)
General and administrative expenses	9	(13,715)	(10,266)	(9,638)

Operating loss		(34,718)	(32,376)	(19,536)
Finance income / (costs)—net	11	(6,647)	15	60

Loss before tax		(41,365)	(32,361)	(19,476)
Income taxes	12	(1)	(4)	(1)

Loss for the period		(41,366)	(32,365)	(19,477)

Other comprehensive income / (loss) Items that will not be reclassified to profit or loss
Equity investments at fair value OCI—net change in fair value	14	(242)	(632)	(4,731)

Other comprehensive income / (loss)		(242)	(632)	(4,731)

Total comprehensive loss		(41,608)	(32,997)	(24,208)

Loss per share in € per share		(0.50)	(0.50)	(0.32)
(undiluted = diluted)
Weighted number of common shares outstanding		83,471,559	64,242,396	60,514,407

The Notes are an integral part of these consolidated financial statements.

Affimed N.V.

Consolidated statements of financial position

(in € thousand)

	Note	December 31, 2020	December 31, 2019
ASSETS
Non-current assets
Intangible assets	13	1,718	137
Leasehold improvements and equipment		2,226	2,291
Long term financial assets	14	20,042	3,193
Right-of-use assets		940	824

		24,926	6,445
Current assets
Cash and cash equivalents		146,854	95,234
Financial assets	15	0	8,902
Trade and other receivables	17	2,439	1,482
Inventories		246	296
Other assets	16	1,260	0

		150,799	105,914
TOTAL ASSETS		175,725	112,359
EQUITY AND LIABILITIES
Equity
Issued capital		983	762
Capital reserves		345,164	270,451
Fair value reserves		1,720	1,962
Accumulated deficit		(275,874)	(234,508)

Total equity	18	71,993	38,667
Non-current liabilities
Borrowings	21	231	278
Contract liabilities	6	35,992	37,961
Lease liabilities	23	482	272

Total non-current liabilities		36,705	38,511
Current liabilities
Trade and other payables	22	11,394	10,674
Provisions	20	0	517
Borrowings	21	92	2,105
Lease liabilities	23	492	532
Contract liabilities	6	55,049	21,353

Total current liabilities		67,027	35,181
TOTAL EQUITY AND LIABILITIES		175,725	112,359

The Notes are an integral part of these consolidated financial statements.

Affimed N.V.

Consolidated statements of cash flows

(in € thousand)

	Note	2020	2019	2018
Cash flow from operating activities
Loss for the period		(41,366)	(32,365)	(19,477)
Adjustments for the period:
— Income taxes		1	4	1
— Depreciation and amortisation		1,115	906	403
— Net gain from disposal of leasehold improvements and equipment		34	(5)	25
— Share based payments	19	3,381	2,469	2,035
— Finance income / costs—net	11	6,647	(15)	(60)

		(30,188)	(29,006)	(17,073)
Change in trade and other receivables		(1,065)	33	(322)
Change in inventories		50	(36)	(19)
Change in other assets		(1,260)	340	121
Change in trade, other payables, provisions and contract liabilities		12,848	(791)	66,856

Cash used in operating activities		(19,615)	(29,460)	49,563
Interest received		294	628	218
Paid interest		(78)	(224)	(342)
Paid income tax		(1)	0	(1)

Net cash used in operating activities		(19,400)	(29,056)	49,438
Cash flow from investing activities
Purchase of intangible assets		(9)	(150)	(30)
Purchase of leasehold improvements and equipment		(431)	(1,324)	(691)
Cash received from the sale of leasehold improvements and equipment		0	0	1
Cash paid for investments in financial assets	15	(8,101)	(45,131)	(14,029)
Cash received from maturity of financial assets	15	16,547	50,945	0
Cash paid for investments in long term financial assets		0	0	(861)

Net cash used for investing activities		8,006	4,340	(15,610)
Cash flow from financing activities
Proceeds from issue of common shares	18	74,195	31,373	25,113
Transaction costs related to issue of common shares	18	(2,294)	(2,215)	(1,701)
Proceeds from borrowings	21	0	562	0
Repayment of lease liabilities	23	(521)	(405)	00
Repayment of borrowings	21	(2,128)	(3,277)	(2,917)

Cash flow from financing activities		69,252	26,038	20,495

Exchange-rate related changes of cash and cash equivalents		(6,238)	(917)	669
Net changes to cash and cash equivalents		57,858	1,322	54,323
Cash and cash equivalents at the beginning of the period		95,234	94,829	39,837

Cash and cash equivalents at the end of the period		146,854	95,234	94,829

The Notes are an integral part of these consolidated financial statements.

Affimed N.V.

Consolidated statements of changes in equity

(in € thousand)

	Note	Issued capital	Capital reserves	Fair value reserves	Accumulated deficit	Total equity
Balance as of January 1, 2018		468	213,778	7,325	(182,667)	38,904

Issue of common shares		156	23,171			23,327
Exercise of share based payment awards			71			71
Equity-settled share based payment awards			2,035			2,035
Loss for the period					(19,477)	(19,477)
Other comprehensive income				(4,731)		(4,731)

Balance as of December 31, 2018		624	239,055	2,594	(202,144)	40,129

Balance as of January 1, 2019		624	239,055	2,594	(202,144)	40,129

Issue of common shares		138	28,901			29,039
Exercise of share based payment awards			26			26
Equity-settled share based payment awards			2,469			2,469
Loss for the period					(32,365)	(32,365)
Other comprehensive income				(632)		(632)

Balance as of December 31, 2019		762	270,451	1,962	(234,508)	38,667

Balance as of January 1, 2020		762	270,451	1,962	(234,508)	38,667
Issue of common shares	18	205	68,341			68,546
Exercise of share based payment awards	19	16	2,991			3,007
Equity-settled share based payment awards	19		3,381			3,381
Loss for the period					(41,366)	(41,366)
Other comprehensive income	14			(242)		(242)

Balance as of December 31, 2020		983	345,164	1,720	(275,874)	71,993

The Notes are an integral part of these consolidated financial statements.

Affimed N.V.

Notes to the consolidated financial statements

1. Reporting entity

        Affimed N.V. is a Dutch company with limited liability (naamloze vennootschap) and has its corporate seat in Amsterdam, the Netherlands.

        The consolidated financial statements are comprised of Affimed N.V., and its controlled (and wholly owned) subsidiaries Affimed GmbH, Heidelberg, Germany, AbCheck s.r.o., Plzen, Czech Republic, Affimed Inc., Delaware, USA and AbCheck Inc., Delaware, USA (together "Affimed" or the "Group").

        Affimed is a clinical-stage biopharmaceutical company focused on discovering and developing highly targeted cancer immunotherapies. The Group's product candidates are developed in the field of immuno-oncology, which represents an innovative approach to cancer treatment that seeks to harness the body's own immune defenses to fight tumor cells. Affimed has its own research and development programs, strategic collaborations and service contracts, where the Group is performing research services for third parties.

2. Local exemption rules applied by subsidiaries of the Group

        Affimed GmbH, Heidelberg, Germany, makes use of the exemption clause, available under § 264 (3) HGB in 2020. The consolidated financial statements of Affimed N.V. as of and for the year ended 31 December 2020 will be filed in Germany as a supplement to the financial statements of Affimed GmbH, in order to meet the requirements of the exemption clause available under § 264 (3) HGB in 2020.

3. Basis of preparation—consolidated financial statements

Statement of compliance

        The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS).

        The consolidated financial statements were authorized for issuance by the management board on April 15, 2021.

Basis of measurement

        The consolidated financial statements have been prepared on the historical cost basis except for financial instruments measured at fair value (see note 14) and monetary assets and liabilities denominated in foreign currencies which are remeasured at period-end exchange rates. The Group did not opt for a valuation of liabilities at fair value through profit or loss.

Consolidation

        The Group controls an entity when it has power over the investee, is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. A subsidiary is consolidated from the date on which control is obtained by the Group. It is de-consolidated from the date control ceases.

        Intercompany transactions, balances and unrealized gains/losses on transactions between group companies are eliminated.

Affimed N.V.

Notes to the consolidated financial statements (Continued)

3. Basis of preparation—consolidated financial statements (Continued)

Functional and presentation currency

        The consolidated financial statements are presented in euro. The functional currency of the Group's subsidiaries is also the euro. All financial information presented in euro unless otherwise noted has been rounded to the nearest thousand (abbreviated €) or million (abbreviated € million).

Presentation of consolidated statements of comprehensive loss

        As a clinical-stage biopharmaceutical company with a primary focus on research and development activities, cost of sales and gross profit are not considered meaningful measures for Affimed and therefore are not presented. See note 4 for the Group's accounting policies related to revenue recognition and research and development expenses.

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

        Foreign currency gains or losses that relate to borrowings, cash and cash equivalents and financial assets, except for financial instruments at fair value through other comprehensive income are presented in the statement of comprehensive loss within 'Finance income / (costs)—net'. All other foreign exchange gains and losses are presented in the statement of comprehensive loss within 'Other income—net'.

4. Significant accounting policies

        The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements.

Revenue recognition

        The Group generates revenues from the provision of research and development services to third parties based on both Group and third party owned intellectual property. Such services are performed on a "best efforts" basis without a guarantee of technological or commercial success. For some research programs, Affimed entered into collaborations with other companies that provide the Group with funding or other resources such as access to technologies. From time to time, the Group also licenses its intellectual property to third parties who use it to develop product candidates.

        Collaboration and license agreements are evaluated to determine whether they involve multiple promises that represent separate performance obligations. Such agreements may comprise more than one research program, platform licenses or intellectual property licenses originally generated by

Affimed N.V.

Notes to the consolidated financial statements (Continued)

4. Significant accounting policies (Continued)

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

        Milestone payments are contingent upon the achievement of contractually stipulated targets. The achievement of these targets or milestones depends largely on meeting specific requirements laid out in the respective agreement. Milestone payments are included in the transaction price when it is highly probable that a significant reversal of revenue recognized will not occur when the uncertainty associated with the milestone is subsequently resolved. In the Group's view, uncertainty is sufficiently resolved only when the milestone is reached. Reaching a milestone will result in a cumulative catch up of revenue for the performance to date.

Affimed N.V.

Notes to the consolidated financial statements (Continued)

4. Significant accounting policies (Continued)

        The Group distinguishes development and registration milestones and sales-based milestones. Whereas development and registration milestone payments are generally recognized on reaching the defined milestones, revenues for sales-based milestones are recognized on achievement of contractually stipulated underlying revenues.

Research and development

        Costs incurred related to research activities are expensed in the period when they are incurred. Costs incurred on development projects are recognized as intangible assets beginning on the date it can be established that it is probable that future economic benefits attributable to the asset will flow to the Group considering its technological and commercial feasibility. Given the current stage of the development of the Group's candidates and technologies, no development expenditures have been capitalized in any of the periods presented in these consolidated financial statements. Intellectual property-related costs for patents are part of the expenditure for the research and development projects. Therefore, registration costs for patents are recognized as expensed when incurred as long as the research and development project concerned does not meet the criteria for capitalization.

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

(ii)
Share-based payment transactions

        The Group's share-based payment awards outstanding as of December 31, 2019 and 2020, are classified as equity-settled share-based plans. The fair value of share-based equity-settled awards granted to employees is measured at grant date and compensation cost is recognized over the vesting period with a corresponding increase in equity. Share-based payment awards with non-employees are measured and recognized when services are received. Fair value is estimated using the Black-Scholes-Merton formula. The formula determines the value of an option based on input parameters like the value of the underlying instrument, the exercise price, the expected volatility of share price returns, dividends, the risk-free interest rate, the expected forfeiture rate and the time to maturity of the option. The number of stock options expected to vest is estimated at each measurement date.

(iii)
Termination benefits

        Termination benefits are expensed when the Group can no longer withdraw the offer of those benefits. If benefits are not expected to be settled wholly within 12 months of the reporting date, then they are discounted.

Affimed N.V.

Notes to the consolidated financial statements (Continued)

4. Significant accounting policies (Continued)

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

        The Group recognizes income from government grants under 'Other income—net' in the consolidated statement of comprehensive loss.

Leases

Policy applicable from 1 January 2019

        Affimed recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred. Subsequently, the right-of-use asset is depreciated using the straight-line method from the commencement date to the end of the lease term. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain re-measurements of the lease liability.

        The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, Affimed's incremental borrowing rate. Generally, Affimed uses its incremental borrowing rate as the discount rate.

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

Affimed N.V.

Notes to the consolidated financial statements (Continued)

4. Significant accounting policies (Continued)

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

(i)
Non-derivative financial assets

        The Group's non-derivative financial assets include shares, trade and other receivables, other assets and cash and cash equivalents and certificates of deposit at banks with original maturities of more than three months.

        Receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Those debt instruments are held to collect solely payments of principal and interest. They are included in current assets and are subsequently carried at amortized cost.

        Cash and cash equivalents comprise cash balances and call deposits with original maturities of three months or less.

        The Group holds preferred shares in Amphivena Therapeutics Inc., USA, and common shares in Roivant Ltd, USA, designated at fair value through other comprehensive income (see note 14).

(ii)
Non-derivative financial liabilities

        The Group's classes of financial liabilities are borrowings and trade and other payables. The Group initially recognizes non-derivative financial liabilities on the date that they are originated and measures them at amortized cost using the effective interest rate method. The Group derecognizes a financial liability when its contractual obligations are discharged, cancelled or expire.

(iii)
Compound financial instruments

        The Group entered into certain loan agreements pursuant to which it issued warrants to purchase common shares of the Group at the option of the respective holders (for warrants issued to SVB see note 21). The number of shares to be issued does not vary with changes in their fair value.

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

Affimed N.V.

Notes to the consolidated financial statements (Continued)

4. Significant accounting policies (Continued)

        As of December 31, 2020 the loan was fully repaid.

Impairment

(i)
Trade and other receivables

        Trade and other receivables at amortized cost are subject to the expected credit loss model according to IFRS 9. The Group's exposure to credit risk is influenced mainly by the individual characteristics of each customer. However, management also considers the factors that may influence the credit risk of its customer base, including the default risk associated with the industry and country in which customers operate.

        Affimed determines the counterparties' lifetime expected credit losses that result from all possible default events over the expected life of a financial instrument based on an estimated rating and corresponding probability of default rates according to the Bloomberg database.

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

        All receivables are assessed for specific impairment. Losses are recognized in profit or loss and reflected in an allowance account against receivables. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss. No impairments or reversals of impairments were recognized in 2018, 2019 or 2020.

(ii)
Intangible assets and leasehold improvements and equipment

        Intangible assets that are acquired by the Group and have finite useful lives are measured at cost less accumulated amortization and any accumulated impairment losses. Items of property, plant and equipment are measured at cost, which includes capitalized borrowing costs, less accumulated depreciation and any accumulated impairment losses.

        Amortization and depreciation is calculated using the straight-line method over the estimated useful lives, and is recognized in profit or loss. Depreciation and amortization methods and useful lives are reviewed at each reporting date and adjusted if appropriate.

        Assets that are subject to depreciation or amortization are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount may not be recoverable. An impairment loss is recognized as the amount by which an asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs of disposal and value in use. Non- financial assets that were previously impaired are reviewed for possible reversal of the impairment at each reporting date.

Affimed N.V.

Notes to the consolidated financial statements (Continued)

4. Significant accounting policies (Continued)

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

Fair Value Measurement

        All assets and liabilities for which fair value is recognized in the consolidated financial statements are classified in accordance with the following fair value hierarchy, based on the lowest level input parameter that is significant on the whole for fair value measurement:

  •
  Level 1—Prices for identical assets or liabilities quoted in active markets (non-adjusted)

  •
  Level 2—Measurement procedures, in which the lowest level input parameter significant on the whole for fair value measurement is directly or indirectly observable for on the market

  •
  Level 3—Measurement procedures, in which the lowest level input parameter significant on the whole for fair value measurement is not directly or indirectly observable for on the market

        The carrying amount of all trade and other receivables, other assets, certificates of deposit, cash and cash equivalents and trade and other payables is a reasonable approximation of the fair value and therefore information about the fair values of those financial instruments has not been disclosed. The measurement of the fair value of the shares held by the group is based on level 3 measurement procedures (see note 14).

Affimed N.V.

Notes to the consolidated financial statements (Continued)

4. Significant accounting policies (Continued)

Loss per share

        Loss per common share is calculated by dividing the loss for the period by the weighted average number of common shares outstanding during the period.

        The Group has granted warrants under certain loan agreements (see note 21) and options under share-based payment programs (see note 19) which potentially have a dilutive effect; no instruments actually had a dilutive effect.

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

        On April 20, 2018, Affimed issued 240,000 options under its share-based-payment program, the vesting of which deviates from the standard 3 year vesting scheme and depends upon a market parameter, which is the average price of Affimed shares during a certain period of time as described in note 19. Incorporating the market condition in the fair value estimate requires the use of a simulation technique (Monte Carlo simulation), which implies a higher uncertainty with regard to the estimated fair value. The Group determined the fair value of the awards at grant date to be €133.

(ii)
Revenue recognition

        The Group's contracts with customers contain multiple performance obligations. Judgment is required in determining whether a good or service is considered a separate performance obligation. If standalone selling prices are not directly observable, the Group allocates the transaction price to the performance obligations by reference to the expected cost plus a margin. In doing so, observable input data such as internal project plans and margins are used.

        Elements of consideration in collaboration and license agreements are non-refundable up-front research funding payments, technology access fees and milestone payments. Generally, the Group has continuing performance obligations and therefore up-front payments are initially recognized as a

Affimed N.V.

Notes to the consolidated financial statements (Continued)

4. Significant accounting policies (Continued)

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

        The determination of whether a performance obligation is satisfied at a point in time versus over time might also require judgment.

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

(iv)
Financial instruments

        The Group owns preferred shares in Amphivena Therapeutics Inc. ("Amphivena") and common shares in Roivant Sciences Ltd. ("Roivant") classified as long-term financial assets and classifies them as equity instruments at fair value through other comprehensive income. As neither Amphivena nor Roivant are public companies, substantial judgment was required in estimating the fair values as at December 31, 2020 (see note 14).

        For the valuation of the shares of Amphivena, the Group based its estimate primarily on observable financing round valuations and considered certain other publicly available information as well as relevant qualitative information provided by Amphivena as of the respective valuation dates (level 3).

        The fair value of the shares in Roivant was based on an observable financing round valuation, which was adjusted as of the respective valuation dates considering certain assumptions such as the development of quoted market prices of peer companies and other publicly available information as well as quantitative and qualitative information provided by Roivant (level 3).

(v)
Lease payments

        Affimed has applied judgement to determine the lease term for some lease contracts in which it is a lessee that include renewal options. The assessment of whether Affimed is reasonably certain to exercise such options impacts the lease term, which significantly affects the amount of lease liabilities and right-of-use assets recognized. As at December 31, 2020, no renewal options were incorporated into the determining the lease term.

(vi)
Provisions

        In the second quarter of 2019, Affimed decided to terminate the Phase 1 clinical program of AFM11, a CD19/CD3-targeting bispecific T cell engager as a part of its strategic plans (see note 20).

Affimed N.V.

Notes to the consolidated financial statements (Continued)

4. Significant accounting policies (Continued)

(vii)
Intangible assets

        In December 2020 the group has recognized a license with acquisition cost of €1,649.

        The useful life was estimated at 19 years being the current expected period in which the license will be used, i.e. until the expiration of the patents covered by the licence.

New standards and interpretations applied for the first time

        The following amendments to standards and new or amended interpretations are effective for annual periods beginning on or before January 1, 2020, and have been applied in preparing these financial statements:

Standard/interpretation	Effective Date(1)
Amendments to References to the Conceptional Framework	January 1, 2020
Amendments to IAS 1 and IAS 8: Definition of Material	January 1, 2020
Amendments to IFRS 9, IAS 39 and IFRS 7:
Interest Rate Benchmark Reform	January 1, 2020
Amendments to IFRS 3 Business Combination	January 1, 2020
Amendment to IFRS 16 Leases Covid 19-Related Rent Concessions	June 1, 2020

(1)
Shall apply for periods beginning on or after the date shown in the effective date column.

        None of the amendments to standards and new or amended interpretations had a material effect on the consolidated financial statements.

New standards and interpretations not yet adopted

        The following new standards and amendments to standards are effective for annual periods beginning after December 31, 2020 and have not been applied in preparing these consolidated financial statements.

Standard/interpretation	Effective Date(1)
Amendments to IAS 1 Presentation of Financial Statements:
Classification of Liabilities as Current or Non-current	January 1, 2023
Amendments to IFRS 3 Business Combinations	January 1, 2022
Amendments to IAS 16 Property, Plant and Equipment	January 1, 2022
Amendments to AS 37 Provisions, Contingent Liabilities and Contingent Assets	January 1, 2022
Annual Improvements 2018-2020	January 1, 2022
Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and I FRS 16 Interest Rate Benchmark Reform—Phase 2	January 1, 2021

(1)
Shall apply for periods beginning on or after the date shown in the effective date column.

        The amended standards are not expected to have a significant effect on the consolidated financial statements of the Group.

Affimed N.V.

Notes to the consolidated financial statements (Continued)

5. Segment reporting

(i)
Information about reportable segment

        The Group is active in the discovery, pre-clinical and clinical development of antibodies based on its core technology. The activities are either conducted as own project development or for third party companies. Management of resources and reporting to the chief operating decision maker is based on the Group as a whole.

(ii)
Geographic information

        The geographic information below analyses the Group's revenue and non-current assets by country. In presenting the following information, segment revenue has been based on the geographic location of the customers and segment assets were based on the geographic location of the assets.

        Discovery activities and research services are conducted in both the Heidelberg and Plzen premises. Pre-clinical and clinical activities are conducted and coordinated from Heidelberg.

Revenue:	2020	2019	2018
Germany	194	0	31
Europe	2	1,646	1,175
USA	28,164	19,745	22,529
	28,360	21,391	23,735

Non-current assets as of December 31:	2020	2019	2018
Germany	3,796	2,017	1,224
Czech Republic	914	870	246
USA	20,216	3,558	3,825
	24,926	6,445	5,295
(iii)
Major Customers

        In 2018, 2019 and 2020, the Group's revenue with Genentech Inc. exceeded 10% of total revenues.

6. Revenue

Collaboration agreement The Leukemia & Lymphoma Society (LLS)

        Affimed is party to a collaboration with LLS to fund the development of a specific product candidates (immune cell engagers). Under the terms of the agreement, LLS has agreed to contribute up to $4.4 million contingent upon the achievement of certain milestones.

        In the event that the research and development is successful, Affimed must proceed with commercialization of the licensed product. If Affimed decides for business reasons not to continue the commercialization, Affimed must at its option either repay the amount funded or grant a license to LLS to enable LLS to continue with the development program. In addition, LLS is entitled to receive royalties from Affimed based on the Group's future revenue from any licensed product, with the amount of royalties not to exceed three times the amount funded.

Affimed N.V.

Notes to the consolidated financial statements (Continued)

6. Revenue (Continued)

        In June 2016, the research funding agreement with LLS was amended to reflect a shift to the development of combination therapeutic approaches so that the milestones now relate primarily to the development of a combination therapy.

        During the year ended December 31, 2019, the Group recognized revenue totaling €0.2 million. In 2020 the Group achieved the final milestones and recognized €0.1 million as revenue.

Collaboration with Genentech Inc.

        In August 2018, Affimed entered into a strategic collaboration agreement with Genentech Inc., headquartered in South San Francisco, USA. Under the terms of the agreement Affimed is providing services related to the development of novel NK cell engager-based immunotherapeutics to treat multiple cancers. The Genentech agreement became effective at the beginning of October 2018. Under the terms of the agreement, Affimed received $96.0 million (€83.2 million) in an initial upfront payment and committed funding on October 31, 2018. The Group recognized €26.2 million as revenue in 2020 (2019: €19.7 million, 2018: €21.8 million) and €41.9 million (December 31, 2019: €59.3 million, December 31, 2018: €61.4 million) under contract liabilities, which is recognized as revenue in subsequent periods as services are provided.

        Under the terms of the agreement, Affimed is eligible to receive up to an additional $5.0 billion over time, including payments upon achievement of specified development, regulatory and commercial milestones. Affimed is also eligible to receive royalties on any potential sales.

Collaboration with Roivant Sciences Ltd.

        On November 9, 2020 Affimed and Pharmavant 6 GmbH, a subsidiary of Roivant Sciences Ltd., announced a strategic collaboration agreement which grants Roivant a license to the preclinical molecule AFM32. Under the terms of the agreement, Affimed received $60 million in upfront consideration, comprised of $40 million in cash and pre-funded research and development funding, and $20 million of common shares in Roivant. Affimed is eligible to receive additional proceeds in the form of option fees contingent on the commencement of additional programs contemplated under the agreement. The company is eligible to receive up to an additional $2 billion in milestones over time upon achievement of specified development, regulatory and commercial milestones, as well as tiered royalties on net sales.

        At December 31, 2020 the group has recognized €1.4 million as revenue and €49.0 million under contract liabilities, which is recognized as revenue in subsequent periods as services are provided.

Research service agreements

        The Group, through its subsidiary AbCheck has entered into certain research service agreements. These research service agreements provide for non-refundable upfront technology access research funding or capacity reservation fees and milestone payments. The Group recognized revenue of €0.6 million, €1.7 million and €1.7 million during the years ended December 31, 2020, 2019 and 2018 respectively.

Affimed N.V.

Notes to the consolidated financial statements (Continued)

6. Revenue (Continued)

Contract balances

        The following table provides information about receivables and contract liabilities from contracts with customers.

	December 31, 2020	December 31, 2019
Receivables	0	204
Contract liabilities	91,041	59,314

        An amount of €17,457 that was recognized in contract liabilities at the beginning of the period was recognized as revenue during the period ended December 31, 2020 (2019: €14,795; 2018: €230).

        The remaining performance obligations at December 31, 2020 are approximately €91.0 million and are expected to be recognized as revenue to a large extent over the next two years.

Disaggregation of revenue

	2020	2019	2018
Major service lines:
Collaboration revenue	27,755	19,685	22,018
Service revenue	605	1,706	1,717
	28,360	21,391	23,735
Revenue:
Point in time	9,180	5,783	21,863
Over time	19,180	15,608	1,872
	28,360	21,391	23,735

7. Other income and expenses—net

        Other income and expenses, net primarily comprises foreign exchange gains of €129 in 2020 (2019: €251, 2018: €1,523) and income from government grants for research and development projects of €348 in 2020, €19 in 2019, and €10 in 2018.

8. Research and development expenses

        The following table shows the different types of expenses allocated to research and development costs for the years ended December 31:

	2020	2019	2018
Third-party services	29,324	27,338	22,126
Personnel expenses	13,638	10,154	8,055
Legal, consulting and patent expenses	2,380	1,983	1,672
Cost of materials	1,730	1,547	1,140
Amortisation and depreciation	834	725	351
Other expenses	2,083	2,044	1,804
	49,989	43,791	35,148

Affimed N.V.

Notes to the consolidated financial statements (Continued)

9. General and administrative expenses

        The following table shows the different types of expenses allocated to general and administrative costs for the years ended December 31:

	2020	2019	2018
Personnel expenses	6,319	5,358	4,929
Legal, consulting and audit expenses	5,601	3,055	2,881
Other expenses	1,795	1,853	1,828
	13,715	10,266	9,638

10. Employee benefits

        The following table shows the items of employee benefits for the years ended December 31:

	2020	2019	2018
Wages and salaries	15,081	11,587	10,027
Social security costs	1,847	1,620	1,092
	16,928	13,207	11,119

        The employer's contributions to pension insurance plans of €795 (2019: €696, 2018: €502) are classified as payments under a defined contribution plan, and are recognized as an expense.

11. Finance income and finance costs

        The following table shows the items of finance income and costs for the years ended December 31:

	2020	2019	2018
Interest SVB Loan Agreement (see note 21)	(95)	(483)	(847)
Foreign exchange differences	(6,693)	(175)	651
Interest on certificates of deposit with maturities of more than three months	186	602	5
Other finance income/finance costs—net	(45)	71	251
	(6,647)	15	60

12. Income taxes

        The Group did not incur any material income tax in the periods presented. As of December 31, 2020, deferred tax assets from differences resulting from intangible assets (€303; 2019: €283 trade and other receivables (€463; 2019: €243), borrowings (€61; 2019: €70), lease liabilities (€194; 2019: €121), trade and other payables (€7; 2019: €23) and contract liabilities (€556; 2019: €0) have not been recognized as deferred tax assets as no sufficient future taxable profits or offsetting deferred tax liabilities are available. As of December 31, 2020 deferred tax liabilities from temporary differences result mainly leasehold improvements and equipment and right-of-use assets (€280; 2019: €226), long term financial assets (€1,146; 2019: €1,218), other assets (€316; 2019: €0), trade and other payables (€60; 2019: €0) and contract liabilities (€0; 2019: €308). Deferred tax liabilities are not recognized as there is an excess of deferred tax assets over deferred tax liabilities.

Affimed N.V.

Notes to the consolidated financial statements (Continued)

12. Income taxes (Continued)

        A reconciliation between actual income taxes and the expected tax benefit from the loss before tax multiplied by the Group's applicable tax rate is presented below for the years ended December 31:

	2020	2019	2018
Loss before tax	(41,365)	(32,361)	(19,476)
Income tax benefit at tax rate of 29.825%	12,337	9,652	5,809
Adjustments of deferred tax assets	(11,196)	(9,822)	(5,318)
Adjustments for local tax rates	(41)	5	(34)
Non-deductible expenses	(803)	(72)	(515)
Other	(298)	233	57
Income taxes	(1)	(4)	(1)

        In Germany, Affimed has tax losses carried forward of €233.7 million (2019: €199.2 million) for corporate income tax purposes and of €234.6 million (2019: €198.4 million) for trade tax purposes that are available indefinitely for offsetting against future taxable profits of that entity. Restrictions on the utilization of tax losses in case of a change of control of ownership in Affimed were mitigated by the enactment of the Economic Growth Acceleration Act (Wachstumsbeschleunigungsgesetz 2009). According to the provisions of this act unused tax losses of a corporation as at the date of a qualified change in ownership are preserved to the extent they are compensated by an excess of the fair value of equity for tax purposes above its carrying amount of the Group. The maximum amount of tax losses at risk of being lost due to ownership changes is approximately €59 million. Deferred tax assets have not been recognized in respect of any losses carried forward as no sufficient taxable profits of Affimed are expected.

        Tax losses of Abcheck s.r.o. amount to €803 as at December 31, 2020 (2019: €296).

13. Intangible assets

        In December 2020, Affimed entered into a Patent and Technology licence agreement providing the Group with an exclusive development and commercialization license. The Group recognized the non-refundable license fee of $2 million (€1.6 million) as an intangible asset and amortizes the acquisition cost over an estimated useful life of 19 years.

14. Long term financial assets

        The Company holds preferred shares in Amphivena recognized at their fair value of €2.9 million (2019: €3.2 million) and common shares in Roivant Sciences Ltd at their fair value of €17.1 million. The Company recognized losses from the change in fair values of €0.2 million in other comprehensive income in 2020 (2019: €0.6 million).

15. Financial assets

        The financial assets consist of U.S. Dollar denominated certificates of deposit with original maturities of more than three months. As of December 31, 2020, no term deposits were held; for 2019, the fair value (level 1) of the financial assets did not differ significantly from their carrying amount.

Affimed N.V.

Notes to the consolidated financial statements (Continued)

16. Other assets

        The other assets as of December 31, 2020 of €1.3 million (2019: €0 million) are short-term in nature, do not bear interest and are not impaired. These assets mainly comprise a deferred prepayment of €1 million in respect of a research project where certain milestone payments are due.

17. Trade and other receivables

        The trade receivables as of December 31, 2020 and 2019, of €0 and €204, respectively, are all due in the short-term, do not bear interest and are not impaired. Other receivables are all due within the short-term and mainly comprise value-added tax receivables of €1,321 (2019: €453).

18. Equity

        As of December 31, 2020, the share capital of €983 (2019: €762) is composed of 98,287,333 (2019: 76,249,901) common shares with a par value of €0.01.

        In May 2020, the Company implemented an at-the-market ("ATM") program providing for the sales over time of up to $50,000,000 of its common shares. The Company issued approximately 12.5 million common shares under this ATM program, generating net proceeds of approximately €34.5 million. In November 2020, the Company implemented a new ATM program providing for additional sales over time of up to $75,000,000 of its common shares. As of December 31, 2020, the Company had issued a further approximately 7.9 million shares, generating further approximate €34.5 million in net proceeds.

        In connection with common share issuances in 2020 an amount of €2.4 million (2019: €2.3 million) of direct and incremental transaction cost was deducted from equity.

        In the Annual General Meeting of Affimed N.V. held on August 4, 2020 the structure of the authorized share capital was changed as cumulative shares were abolished. As of December 31, 2020, authorized share capital of the company amounts to €3,120 and is divided into 311,950,000 shares, each with a nominal value of €0.01 per share. As at December 31, 2019, the authorized share capital consisted of 155,975,000 common shares and 155,975,000 cumulative preference shares, each with a par value of €0.01 per share.

19. Share based payments

        In 2014, an equity-settled share-based payment program was established by Affimed N.V. (ESOP 2014).

        Under this program, the Group granted awards to certain members of the Management Board, the Supervisory Board, non-employee consultants and employees.

Share based payments with service condition

        The majority of the awards vest in installments over three years and can be exercised up to 10 years after the grant date. In 2020 and 2019, the Group granted 2,607,809 and 1,736,803 awards, respectively, to employees, the Management Board and Supervisory Board.

        In 2020, 247,684 ESOP 2014 awards were cancelled or forfeited due to termination of employment or termination of consulting agreements with non-employees (2019: 357,879), and

Affimed N.V.

Notes to the consolidated financial statements (Continued)

19. Share based payments (Continued)

1,624,351 options were exercised at an average exercise price of $2.19 (2019: 19,795 ESOP 2014 awards at an average exercise price of $1.54).

        As of December 31, 2020, 8,043,341 ESOP 2014 awards were outstanding (December 31, 2019: 7,307,567), 4,712,122 awards (December 31, 2019: 4,773,840) were vested. The options outstanding at December 31, 2020 had an exercise price in the range of $1.30 to $13.47 (2019: $1.30 to $13.47) and weighted average remaining contractual life of 7.4 years (2019: 8.9 years). In 2020 and 2019, the Group estimated an annual forfeiture rate of 4.0% for unvested options.

Share based payments with market condition

        On April 20, 2018, Affimed issued 240,000 options, of which each grant consists of three tranches that vest when the volume-weighted average share price (measured based on Affimed closing share prices over the preceding fifteen trading days) reaches a certain hurdle ($6.15, $8.20 and $10.25). Fair value of the awards at grant date amounts to €133 ($164 thousand) and the contractual life-time of the options is two years. As at December 31, 2020 no options were exercisable and the term of the options has expired.

Share based payment expense

        In 2020, an expense of €3,381 was recognized affecting research and development expenses (€1,524) and general and administrative expenses (€1,857). In 2019, an expense of €2,469 was recognized affecting research and development expenses (€904) and general and administrative expenses (€1,565). In 2018, an expense of €2,035 was recognized affecting research and development expenses (€852) and general and administrative expenses (€1,183).

Fair value measurement

        The fair value of options was determined using the Black-Scholes valuation model. The significant inputs into the valuation model of share based payment grants with service conditions are as follows (weighted average):

	2020	2019
Fair value at grant date	$2.38	$2.10
Share price at grant date	$3.18	$1.44
Exercise price	$3.18	$1.44
Expected volatility	93%	82%
Expected life	5.9	5.9
Expected dividends	0.00	0.00
Risk-free interest rate	0.89%	2.09%

        Expected volatility is estimated based on the observed daily share price returns of a peer group measured over a historic period equal to the expected life of the awards.

Affimed N.V.

Notes to the consolidated financial statements (Continued)

20. Provisions

        In 2019, the group decided to terminate the AFM 11 program and recognized related costs totalling to €1.4 million, whereof €0.9 million were incurred in 2019 and €0.5 million were expected in 2020. As of December 31, 2020, since previously anticipated services did not transpire and no further costs are expected, the balance of the provision of €478 was released.

21. Borrowings

Silicon Valley Bank

        On November 30, 2016, Affimed entered into a loan agreement with Silicon Valley Bank (the "SVB loan") for an initial tranche of €5.0 million and a second tranche drawn in May 2017 of €2.5 million.

        Finance costs comprised the interest rate of one-month EURIBOR plus an applicable margin of 5.5%, with a floor of 5.5%, related one-time legal and arrangement fees of €236 and a final payment fee equal to 10% of the total principal amount to be paid with the last instalment. Pursuant to the loan agreement, the Group also granted the lender 166,297 and 53,395 warrants with an exercise price of $2.00 and $2.30 per share, respectively. Each warrant can be used to purchase common shares of Affimed at the respective exercise price for a period of ten years from the grant date. The fair value of the warrants of €192 less deferred taxes and transaction costs of €81 and €8, respectively, was recorded as an addition to capital reserves in equity.

        The loan was secured by a pledge of 100% of the Group's ownership interest in Affimed GmbH, all intercompany claims owed to Affimed N.V. by its subsidiaries, and collateral agreements for all bank accounts, inventory, trade receivables and other receivables of Affimed N.V. and Affimed GmbH.

        As of December 31, 2020, the loan was fully repaid.

UniCredit Leasing CZ

        In April 2019, the Group entered into a loan agreement with UniCredit Leasing CZ for €562. After an initial instalment of €127 in the second quarter of 2019, repayment is effected in monthly instalments of €8. In May 2020, an interest-only-period for 6 months was agreed, extending repayment for 6 months until May 2024. As at December 31, 2020, an amount of €323 (December 31, 2019: €368) was outstanding, of which €92 (December 31, 2019: €91) was classified as current liabilities. As of December 31, 2020 and December 31, 2019, the fair value of the liability did not differ significantly from its carrying amount.

Affimed N.V.

Notes to the consolidated financial statements (Continued)

21. Borrowings (Continued)

Reconciliation to cash flows from financing

Movements of liabilities reconcile to cash flows arising from financing activities as follows:

	2020	2019
Balance as of January 1	2,383	4,773
Changes from financing cash flows
Proceeds from borrowings	0	562
Repayment of borrowings	(2,128)	(3,277)
	(2,128)	(2,715)
Other Changes
Changes in capitalized borrowing costs, net	68	325
	68	325
Balance as of December 31	323	2,383

22. Trade and other payables

        Trade and other payables comprise trade payables of €7,986 (2019: €10,249). Other payables mainly comprise payroll and employee related liabilities for withholding taxes and social security contributions of €2,144 (2019: €801) and payables due to employees for unused holidays and other accruals. Other payables are normally settled within 30 days.

23. Leases

        Affimed presents right-of-use assets for offices, laboratories and vehicles leased in a separate line item from the line item "Leasehold improvements and equipment" that presents other assets of the same nature that Affimed owns. The agreements have an average non-cancellable term of between one and four years with renewal options included in some contracts. For equipment leased with contract terms that are short term and/or leases of low-value items the Group has elected not to recognize right-of-use assets and lease liabilities for these leases.

        The carrying amounts of right-of-use assets reconcile as follows:

		Carrying amount
	Buildings	Cars	Office equipment	Total
Balance as of January 1, 2020	815	9	0	824
Depreciation charge for the year	(568)	(7)	(2)	(577)
Additions to right-of-use assets	676	0	17	693
Balance as of December 31, 2020	923	2	15	940

Affimed N.V.

Notes to the consolidated financial statements (Continued)

23. Leases (Continued)

	Carrying amount
	Buildings	Cars	Total
Balance as of January 1, 2019	694	22	716
Depreciation charge for the year	(371)	(13)	(384)
Additions to right-of-use assets	492	0	492
Balance as of December 31, 2019	815	9	824

        Cash outflow related to leases are as follows:

	2020	2019
Repayment of lease liabilities	521	405
Interest on lease liabilities	34	24
Short-term lease payments	70	66
Cash outflow from leasing	625	495

        In 2018, lease expenses of €562 had been recognized in the consolidated statement of comprehensive income.

Future contractually agreed undiscounted lease payments are as follows:

	2020	2019
Payments within one year	519	553
Payments between one and five years	515	276
	1,034	829

Movements of lease liabilities reconcile to cash flows arising from financing activities as follows:

	2020	2019
Balance as of January 1	804	717
Changes from financing cash flows
Repayment of lease liabilities	(521)	(405)
	(521)	(405)
Other Changes
New lease contracts	691	492
	691	492
Balance as of December 31	974	804

24. Other commitments and contingencies

Commitments

        The Group has entered into agreements for the use of licenses. The fees recognized in the consolidated statement of comprehensive income for 2020, 2019 and 2018, as well as future related payment obligations under any non-cancellable fees are not considered material.

Affimed N.V.

Notes to the consolidated financial statements (Continued)

24. Other commitments and contingencies (Continued)

Contingencies

        Affimed has entered into various license agreements that contingently trigger payments upon achievement of certain milestones and royalty payments upon commercialization of a product in the future.

25. Related parties

(i)
Shareholders

        As of December 31, 2020 and 2019, no shareholder holds more than 20% of the voting rights.

(ii)
Transactions with key management personnel

        The compensation of managing directors and other key management personnel comprised of the following:

	2020	2019	2018
Short-term employee benefits	2,936	2,598	2,683
Termination benefits	0	264	0
Share-based payments	1,848	1,738	1,229
	4,784	4,600	3,912

        Remuneration of Affimed's managing directors comprises fixed and variable components and share-based payment awards. In addition, the managing directors receive supplementary benefits such as fringe benefits and allowances. In the case of an early termination, the managing directors receive a severance.

        Compensation for other key management personnel comprises fixed and variable components and share-based payment awards.

        The supervisory directors of Affimed N.V. received compensation for their services on the supervisory board of €364 (2019: €382; 2018: €382). In 2020, the Group recognized expenses for share-based payments for supervisory board members of €293 (2019: €243, 2018: €117).

Affimed N.V.

Notes to the consolidated financial statements (Continued)

25. Related parties (Continued)

        The following table provides the total amounts of outstanding balances for supervisory board compensation and expense reimbursement related to key management personnel:

	Outstanding balances
	December 31, 2020	December 31, 2019
Adi Hoess	2	5
Wolfgang Fischer	0	1
Thomas Hecht	16	26
Mathieu Simon	7	9
Berndt Modig	0	9
Ferdinand Verdonck	10	11
Ulrich Grau	14	21
Bernhard Ehmer	15	20
Harry Welten	8	0
Annalisa Jenkins	8	0

26. Financial risk management

(i)
Financial risk management objectives and policies

        The Group's principal financial instruments comprise cash and cash equivalents, certificates of deposit at commercial banks, warrants and investor loans presented in borrowings. The main purpose of these financial instruments is to raise funds for the Group's operations. The Group has various other financial assets and liabilities such as trade and other receivables and trade and other payables, which arise directly from its operations.

        The main risks arising from the Group's financial instruments are credit risk, interest rate risk, liquidity risk and foreign currency risk. The measures taken by management to manage each of these risks are summarized below.

(ii)
Credit risk

        The Group's financial assets comprise to a large extent cash and cash equivalents. In addition, financial assets include shares, certificates of deposit, trade and other receivables. The total carrying amount of shares (€20.0 million, 2019: €3.2 million) cash and cash equivalents (€146.9 million, 2019: €95.2 million), trade and other receivables (€2.4 million, 2019: €1.5 million), and certificates of deposit (€0.0 million, 2019: €8.9 million), represents the maximum credit exposure of €169.3 million (2019: €108.8 million).

        The cash and cash equivalents and certificates of deposit are held with banks, which are rated BBB+ to AA– based on Standard & Poor's and Moody's.

(iii)
Interest rate risk

        The Group's interest rate risk arises from cash accounts.

        Market interest rates on cash and cash equivalents as well as on term deposits were low, and in some cases negative, resulting in interest income of €186 in 2020. A shift in interest rates (increase or decrease) could potentially have a material impact on the loss of the Group.

Affimed N.V.

Notes to the consolidated financial statements (Continued)

26. Financial risk management (Continued)

(iv)
Other price risks

        The fair value of the shares in Amphivena and Roivant depends on the estimated share price. The total exposure of the Group amounts to €20.0 million.

(v)
Foreign currency risk

        Foreign exchange risk arises when future commercial transactions or recognized assets or liabilities are denominated in a currency that is not the entity's functional currency.

        The Group's entities are exposed to Czech Koruna (CZK) and US Dollars (USD) and British Pound (GBP). The net exposure as of December 31, 2020 was €122,322 (2019: €56,531) and mainly relates to US Dollars.

        In 2020, if the Euro had weakened/strengthened by 10% against the US dollar with all other variables held constant, the loss would have been €11,155 (2019: €5,677) higher/lower, mainly as a result of foreign exchange gains/losses on remeasurement of US dollar-denominated financial assets. The Group considers a shift in the exchange rates of 10% as a realistic scenario.

        Loss is more sensitive to movement in exchange rates shifts in 2020 than in 2019 because of the increased volume of US dollar-denominated transactions.

        The following significant exchange rates have been applied during the year:

	2020	2019	2018
	CZK or USD or GBP/EUR	CZK or USD or GBP/EUR	CZK or USD or GBP/EUR
CZK—Average Rate	0.03780	0.03896	0.03899
CZK—Spot rate	0.03811	0.03936	0.03887
USD—Average Rate	0.87550	0.89326	0.84674
USD—Spot rate	0.81493	0.89015	0.87336
GBP—Average Rate	1.12397	1.1393	1.13031
GBP—Spot rate	1.11231	1.1754	1.11791
(vi)
Liquidity risk

        Liquidity risk is the risk that the Group will encounter difficulties in meeting the obligations associated with its financial liabilities which are normally settled by delivering cash. The Group's approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due.

        The Group continually monitors its risk of a shortage of funds using short and mid-term liquidity planning. This takes account of the expected cash flows from all activities. The supervisory board undertakes regular reviews of the budget.

        In 2018 and 2019 and 2020, Affimed raised significant funding that it estimates will enable the Group to fund operating expenses and capital expenditure requirements at least into the second half of 2023.

Affimed N.V.

Notes to the consolidated financial statements (Continued)

26. Financial risk management (Continued)

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

        In May 2020, the Company implemented an at-the-market ("ATM") program providing for the sales over time of up to $50,000,000 of its common shares. The Company issued approximately 12.5 million common shares under this ATM program, generating net proceeds of approximately €34.5 million.

        In November 2020, the Company implemented a new ATM program providing for additional sales over time of up to $75,000,000 of common shares. As of December 31, 2020 the Company had issued a further approximately 7.9 million shares, generating further approximate €34.5 million in net proceeds.

        In December 2020, Affimed filed a "shelf registration statement" with the SEC in order to offer and sell securities to the public in multiple, future offerings for up to $225,000,000.

        On January 15, 2021 the Group issued 19,166,667 common shares at a price of $6.00 per share in a public offering resulting in gross proceeds before deducting underwriting discounts and commissions and estimated expenses of the offering of $115 million.

        In January 2021, the Group entered into a loan agreement with Sillicon Valley Bank for up to €25 million, of which the Group was drawn €10 million in February 2021.

        The Group expects that further funding will be required to complete the development of the existing product candidates. Further, funding will also be required to commercialize the products if regulatory approval is received.

(vii)
Capital management

        The primary objective of the Group's capital management is to ensure that it maintains its liquidity in order to finance its operating activities and meet its liabilities when due.

        The Group manages its capital structure primarily through equity.

27. Subsequent events

        In January 2021, the Group entered into a loan agreement with Silicon Valley Bank German Branch (SVB) which provides Affimed with up to €25 million in term loans in three tranches: €10 million available at closing, an additional €7.5 million upon the achievement of certain conditions, including milestones related to Affimed's pipeline and market capitalization, and a third tranche of €7.5 million upon the achievement of certain additional conditions related to Affimed's pipeline and liquidity. The first tranche of €10 million was drawn in February 2021. Pursuant to the terms of the agreement, the loans will bear interest at the greater of the European Central Bank Base Rate and 0%, plus 5.5%, and Affimed is entitled to make interest only payments through December 1, 2022, or June 1, 2023 if Affimed draws on the third tranche of the loans. The loans will mature at the end of November 2025.

Affimed N.V.

Notes to the consolidated financial statements (Continued)

27. Subsequent events (Continued)

        On January 15, 2021 the Group issued 19,166,667 common shares at a price of $6.00 per share in a public offering and achieved gross proceeds before deducting underwriting discounts and commissions and estimated expenses of the offering of $115 million.

        In the first quarter of 2021, based upon information available as of the date of this filing, including information regarding the share prices of publicly listed companies, we expect, on a preliminary basis, that the value of our investment in Roivant will decline by between $2.5 million and $3.5 million, before the impact of foreign exchange fluctuations. This estimate is subject to change based upon the completion of our procedures related to valuation of the investment.