Form 20-F/A
period 2020-12-31
Affimed N.V.
filed 2021-04-21
CIK 1608390

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A

Amendment No. 1

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

☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934.

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

☐ Yes ☒ No (not required)

Indicate by check mark whether the registrant is a large, accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large, accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐	Accelerated Filer ☒	Non-accelerated Filer ☐	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attention to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☒

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

☐ Yes ☒ No

EXPLANATORY NOTE

On April 15, 2021, Affimed N.V. (the “Company”) filed its Annual Report on Form 20-F for the fiscal year ended December 31, 2020 (the “Original Form 20-F”). This Amendment No. 1 (the “Amendment”) amends the Original Form 20-F solely to correct the consent of our independent accounting firm, KPMG AG Wirtschaftsprüfungsgesellschaft (the “Auditor”). The auditor consent included in the Original Form 20-F inadvertently omitted the incorporation by reference into the Company’s Form F-3 (File No. 333-227933). A new auditor consent with the relevant corrections is filed as Exhibit 15.1 hereto.

This Amendment with respect to the Company’s Registration Statement on Form F-3 (File No. 333-227933) speaks as of the filing date of the Original Form 20-F and does not reflect any other events occurring after the filing of the Original Form 20-F. No revisions are being made to the Company’s financial statements or any other disclosure contained in the Original Form 20-F. This Amendment does not otherwise update any exhibits as originally filed or previously amended.

In addition, as required by Rule 12b-15 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), new certifications by the Company’s principal executive officer and principal financial officer are filed herewith as exhibits to this Amendment pursuant to Rule 13a-14(a) of the Exchange Act and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

ITEM 19.	Exhibits

Exhibit No.	Exhibit
1.1**	Articles of Association of Affimed N.V. (English translation).
2**	Description of rights of each applicable class of securities registered under Section 12 of the Securities Exchange Act of 1934.
4.1††	Research Funding Agreement dated August 15, 2013 between Affimed Therapeutics AG and The Leukemia and Lymphoma Society (incorporated by reference to exhibit 10.6 of the Affimed N.V. registration on Form F-1 (Registration no. 333-197097) filed with the Commission on June 27, 2014).
4.2††	Amendment No. 1 to the Research Funding Agreement, dated April 29, 2014 between Affimed Therapeutics AG and The Leukemia and Lymphoma Society (incorporated by reference to exhibit 10.7 of the Affimed N.V .registration statement on Form F-1 (Registration no. 333-197097) filed with the Commission on June 27, 2014).
4.2	Amendment No. 1 to the Research Funding Agreement, dated April 29, 2014 between Affimed Therapeutics AG and The Leukemia and Lymphoma Society (incorporated by reference to exhibit 10.7 of the Affimed N.V .registration statement on Form F-1 (Registration no. 333-197097) filed with the Commission on June 27, 2014).
4.2	English language summary of Lease Agreement, dated September 19, 2000 and amendments thereto between Affimed Therapeutics AG and Technologiepark Heidelberg II GmbH & Co. KG (incorporated by reference to exhibit 10.8 of the Affimed N.V. registration statement on Form F-1(Registration no. 333-197097) filed with the Commission on June 27, 2014).
4.3	Lease Contract dated October 1, 2009, between Abcheck s.r.o. and Vèdeckotechnick’ park Plzeñ a.s. (incorporated by reference to exhibit 10.9 of the Affimed N.V. registration statement on Form F-1 (Registration no. 333197097) filed with the Commission on June 27, 2014).
4.4	Amendment No. 4 to Lease Contract dated October 1, 2009, between Abcheck s.r.o. and Vèdeckotechnick’ park Plzeñ a.s., dated June 30, 2011(incorporated by reference to exhibit 10.10 of the Affimed N.V. registration statement on Form F-1 (Registration no. 333-197097) filed with the Commission on June 27, 2014).
4.5	Amendment No. 5 to Lease Contract dated October 1, 2009, between Abcheck s.r.o. and Vèdeckotechnick’ park Plzeñ a.s., dated November 14,2012 (incorporated by reference to exhibit 10.11 of the Affimed N.V. registration statement on Form F-1 (Registration no. 333-197097) filed with the Commission on June 27, 2014).
4.6	Form of Supervisory Director and Managing Director Indemnification Agreement (incorporated by reference to exhibit 10.16 of the Affimed N.V. registration statement on Form F-1 (Registration no. 333-197097) filed with the Commission on August 19, 2014).
4.7††	Research Collaboration and License Agreement, dated as of August 24,2018 by and between Affimed GmbH and Genentech, Inc. (incorporated by reference to exhibit 10.1 of the Affimed N.V. report on Form 6-K (File no. 001-36619) filed with the Commission on August 27, 2018).
4.8†	Research Collaboration and License Agreement, dated as of November 3,2020 by and between Affimed GmbH and NewCo (incorporated by reference to Exhibit 10.1 of the Affimed N.V. report on Form 6-K (File No. 001-36619) filed with the Commission on November 9, 2020).

Exhibit No.	Exhibit
4.9†	Patent and Technology Licensing Agreement, dated as of December 11,2020, by and between Affimed GmbH and The Board of Regents of The University of Texas System (incorporated by reference to Exhibit 10.1 of the Affimed N.V. report on Form 6-K (File No. 001-36619) filed with the Commission on April 14, 2021).
4.10**	Loan Agreement, dated January 8, 2021, between Affimed GmbH, Affimed N.V. and Silicon Valley Bank.
8.1**	List of subsidiaries
12.1*	Certification of Principal Executive Officer pursuant to 17 CFR 240.13a-14 (a).
12.2*	Certification of Principal Financial and Accounting Officer pursuant to 17 CFR 240.13a-14(a).
13.1*	Certification of Principal Executive Officer pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C. 1350.
13.2*	Certification of Principal Financial and Accounting Officer pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C. 1350.
15.1*	Consent of KPMG AG Wirtschaftsprüfungsgesellschaft
101.INS**	XBRL Instance Document
101.SCH**	XBRL Taxonomy Extension Schema Document
101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB**	XBRL Taxonomy Extension Label Linkbase Document

*	Filed herewith

**	Previously filed

†	Certain confidential portions of this exhibit have been omitted and replaced with "[*****]". Such identified information has been excluded from this exhibit because it (i) is not material and (ii) is the type that the registrant treats as private or confidential.

††	Confidential treatment requested as to portions of the exhibit. Confidential materials omitted and filed separately with the Securities and Exchange Commission.

3