Form 20-F
period 2021-12-31
Affimed N.V.
filed 2022-03-31
CIK 1608390

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

(Mark One)

☐   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021.

OR

☐   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                           to

OR

☐   SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 001-36619

AFFIMED N.V.

69120 Heidelberg, Germany,
The Netherlands	(Exact name of Registrant as specified in its charter) Technologiepark, Im Neuenheimer Feld 582 (+49) 6221-6743-60	Adi Hoess, Chief Executive Officer Tel: (+49) 6221-6743-60 Technologiepark, Im Neuenheimer Feld 582 69120 Heidelberg, Germany
(Jurisdiction of incorporation or organization)	(Address of principal executive offices)	(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person
Copy to: Sophia Hudson Kirkland & Ellis LLP 601 Lexington Avenue New York, NY 10022 Phone: 212 446 4750 Fax: 212 3446 4900

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common shares, nominal value €0.01 per	AFMD	The NASDAQ Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
Title of Class

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
Title of Class

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of the period covered by the annual report.	Common shares: 123,419,772
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.	☐ Yes☒ No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.	☐ Yes☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒ Yes☐ No (not required)

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  ☐   Yes☒   No

i

Unless otherwise indicated or the context otherwise requires, all references in this Annual Report on Form 20-F (the “Annual Report”) to “Affimed N.V.” or “Affimed,” the “Company,” “we,” “our,” “ours,” “us” or similar terms refer to Affimed N.V., together with its subsidiaries.

TRADEMARKS

ROCK® (“Redirected Optimized Cell Killing”) and ICE® (“Innate Cell Engager”) are our registered trademarks. The trademarks, trade names and service marks appearing in this Annual Report are property of their respective owners.

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

Forward-looking statements appear in a number of places in this Annual Report and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section “Item 3. Key Information—D. Risk factors” in this Annual Report. These risks and uncertainties include factors relating to:

●	our operation as a development stage company with a history of operating losses; as of December 31, 2021, our accumulated deficit was €333.4 million;
●	the chance our clinical trials may be delayed or put on clinical hold, for example, due to slower than expected enrollment or regulatory actions, or not be successful and clinical results may not reflect results seen in previously conducted preclinical studies and clinical trials, or expectations based on these preclinical studies and clinical trials;
●	our reliance on contract manufacturers and contract research organizations over which we have limited control;
●	our lack of adequate funding to complete development of our product candidates and the risk we may be unable to access additional capital on reasonable terms or at all to complete development and begin commercialization of our product candidates;
●	our dependence on the success of AFM24 and AFM13 (which are still in clinical development) and certain of our other product candidates, each of which may eventually prove to be unsuccessful or commercially not viable;
●	uncertainty surrounding whether any of our product candidates will gain regulatory approval, which is necessary before they can be commercialized;
●	the outcome of any discussions we may enter regarding acquisitions, dispositions, partnerships, license transactions or changes to our capital structure, including our receipt of any milestone payments or royalties or any future securities offerings;
●	the chance that we may become exposed to costly and damaging liability claims resulting from the testing of our product candidates in the clinic or after they become commercial products;
●	if our product candidates obtain regulatory approval, our being subject to expensive ongoing obligations and continued regulatory oversight;
●	enacted and future legislation may increase the difficulty and cost for us to obtain marketing approval and commercialization;
●	future legislation may materially impact our ability to realize revenue from any approved and commercialized products;
●	the chance that our products may not gain market acceptance, in which case we may not be able to generate product revenues;
●	our reliance on our current strategic relationships with LLS, The MD Anderson Cancer Center, Genentech, Roivant, Artiva and NKGen Biotech (formerly known as NKMax America), and the potential failure to enter into new strategic relationships;

●	our reliance on third parties to conduct our nonclinical and clinical trials and on third-party, single-source suppliers to supply or produce our product candidates;
●	our ability to scale-up manufacturing processes of our product candidates and reduce the cost of manufacturing our product candidates in advance of any commercialization;
●	our future growth and ability to compete, which depends on retaining our key personnel and recruiting additional qualified personnel;
●	the length and severity of the COVID-19 outbreak and its impact on our business, including our supply chain, clinical trials and operations;
●	the impact on our business by political events, war, terrorism, business interruptions and other geopolitical events and uncertainties, such as the Russia-Ukraine conflict; and
●	other risk factors discussed under “Item 3. Key Information—D. Risk Factors.”

Our actual results or performance could differ materially from those expressed in, or implied by, any forward-looking statements relating to those matters. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on our results of operations, cash flows or financial condition. Additionally, some of the risks and uncertainties identified above may be amplified by the COVID-19 pandemic. It is not possible to predict or identify all such risks. There may be additional risks that we consider immaterial or which are unknown. Except as required by law, we are under no obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.

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

C.   Reasons for the offer and use of proceeds

Not applicable.

D.   Risk factors

You should carefully consider the risks and uncertainties described below and the other information in this Annual Report before making an investment in our common shares. Our business, financial condition or results of operations could be materially and adversely affected if any of these risks occurs, and as a result, the market price of our common shares could decline and you could lose all or part of your investment. This Annual Report also contains forward-looking statements that involve risks and uncertainties. See “Cautionary Statement Regarding Forward-Looking Statements and Risk Factor Summary.” Our actual results could differ materially and adversely from those anticipated in these forward-looking statements as a result of certain factors.

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

The research, testing, manufacturing, labeling, approval, selling, marketing and distribution of drug products are subject to extensive regulation by the U.S. Food and Drug Administration, or FDA, the European Medicines Agency, or EMA, national competent authorities in Europe, including the Paul-Ehrlich-Institute or PEI in Germany, and other non-U.S. regulatory authorities, which establish regulations that differ from country to country. We are not permitted to market our product candidates in the United States or in other countries until we receive approval of a Biologics License Application, or BLA, from the FDA or marketing approval from applicable regulatory authorities outside the United States. Our product candidates are in various stages of development and are subject to the risks of failure inherent in drug development. We have not submitted an application for or received marketing approval for any of our product candidates. We have limited experience in conducting and managing the clinical studies necessary to obtain regulatory approvals, including approval by the FDA or the European Commission. Obtaining approval of a BLA or a marketing authorization application can be a lengthy, expensive and uncertain process. In addition, failure to comply with FDA, EMA and other non-U.S. regulatory requirements may, either before or after product approval, if any, subject our company to administrative or judicially imposed sanctions, including:

●	restrictions on our ability to conduct clinical studies, including full or partial clinical holds, or other regulatory objections to ongoing or planned trials;
●	restrictions on the products, manufacturers, or manufacturing process;
●	warning letters;
●	civil and criminal penalties;
●	injunctions;
●	suspension or withdrawal of regulatory approvals;
●	product seizures, detentions or import bans;
●	voluntary or mandatory product recalls and publicity requirements;
●	total or partial suspension of production;
●	imposition of restrictions on operations, including costly new manufacturing requirements; and
●	refusal to approve pending BLAs or supplements to approved BLAs in the United States and refusal to approve marketing authorization applications in other jurisdictions.

The FDA, the EMA and other non-U.S. regulatory authorities also have substantial discretion in the drug approval process. The number of preclinical studies and clinical studies that will be required for regulatory approval varies depending on the product candidate, the disease or condition that the product candidate is designed to address, and the regulations applicable to any particular drug candidate. Regulatory agencies can delay, limit or deny approval of a product candidate for many reasons, including:

●	a product candidate may not be deemed safe or effective;
●	the results may not confirm the positive results from earlier preclinical studies or clinical studies;

●	regulatory agencies may not find the data from preclinical studies and clinical studies sufficient or well-controlled;
●	regulatory agencies might not approve or might require changes to our manufacturing processes or facilities; or
●	regulatory agencies may change their approval policies or adopt new regulations.

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

Our operations to date have been limited to financing and staffing our company, developing our technology and developing AFM13, AFM24, AFM28 and our other product candidates. We have not yet successfully demonstrated an ability to complete a large-scale or pivotal clinical study, obtain marketing approval, manufacture a commercial scale product or conduct sales and marketing activities necessary for successful product commercialization. Consequently, predictions about our future success or viability may not be as accurate as they could be if we had a history of successfully developing and commercializing pharmaceutical products.

If clinical studies for our product candidates are prolonged, delayed or stopped, we may be unable to obtain regulatory approval and commercialize our product candidates on a timely basis, which would require us to incur additional costs and delay or restrict our receipt of any product revenue.

There have been significant developments in the highly dynamic field of immuno-oncology such as the earlier availability of product candidates or earlier approval of drugs for the same indications as our product candidates, which led us to adapt our clinical programs accordingly. For example, in the past, the marketing authorization of anti-PD-1 antibodies in Hodgkin Lymphoma, or HL, resulted in delays in clinical study initiation and/or patient recruitment for our phase 2a investigator-sponsored trial (IST) of AFM13 in HL. Certain clinical studies of our product candidates are sponsored by academic sites, which are known as investigator sponsored trials (ISTs). By definition, the financing, design, and conduct of such studies are under the responsibility of the academic site sponsor. Therefore, we have limited control over these studies and we do not have control over the timing and reporting of the data from these trials. In addition, we may have limited information about ISTs while they are being conducted, including the timing of planned trial initiation, the status of patient recruitment, changes to trial design, and clinical study results.

Following discussions with the FDA, we announced our registrational pathway and updated clinical development plans for AFM13 in the fourth quarter of 2018. And, following a lengthy review and approval process of a phase 2 clinical study protocol by the FDA in the first half of 2019, we initiated a phase 2 study in the fourth quarter of 2019 that is evaluating the efficacy and safety of AFM13 as monotherapy in patients with relapsed or refractory CD30 positive peripheral T cell lymphoma, or PTCL, or transformed mycosis fungoides (TMF), a subset of cutaneous T cell lymphoma (CTCL). As of January 2022, enrollment of REDIRECT study (AFM13-202) was completed. However, we have decided not to pursue the investigation of AFM13 therapy in patients with TMF due to the continuing challenges associated with enrolling patients with this indication as a result of the COVID-19 pandemic. Of note, the TMF cohort was not part of the submission strategy for PTCL and thus halting the enrollment of the TMF cohort will not impact the development efforts in PTCL. Based on the unmet medical need for safe and effective new treatments in these hard-to-treat populations and preliminary feedback from the FDA during an end of the phase 1 meeting held in the fourth quarter of 2018, we believe that results from our open-label, single-arm phase 2 study could form the basis for a BLA submission and support a potential accelerated approval for patients with relapsed or refractory CD30-positive PTCL.

We have initiated a first-in-human phase 1/2a trial of AFM24 (AFM24-101), a first-in-class innate cell engager for various solid tumor indications. As we have only limited human data on AFM24 at this stage, we cannot assure you of its success. We have not previously tested our innate cell engagers in solid tumors in the clinical setting. The goals of the trial are to establish a dose for phase 2 testing as well as to evaluate the safety, tolerability and preliminary efficacy of AFM24 in patients with selected solid tumor subtypes. In the AFM24-101 monotherapy clinical trial, a weekly dose of 480 mg has been identified as the recommended phase 2 dose based on a comprehensive review of safety, pharmacokinetic and pharmacodynamic data, including exposure and NK cell CD16A receptor occupancy. For monotherapy expansion, cohorts have been initiated at the recommended phase 2 dose in the following indications: (a) renal cell carcinoma (clear cell), failing standard of care (SoC) therapy including tyrosine kinase inhibitors (TKIs) and PD1 targeted therapy; (b) non-small cell lung cancer (EGFR-mutant), failing SoC TKIs; and (c) colorectal cancer (KRAS wildtype, MSS), failing SoC chemotherapy.

In addition to enrolling into the expansion cohorts, we are also investigating additional doses above 480 mg in the dose escalation part of the study.  We are continuing to evaluate these higher doses of AFM24 to generate additional safety data, and enrollment has begun in a cohort to evaluate a weekly dose of 720 mg.

Furthermore, we have initiated two separate clinical studies investigating the safety, tolerability and preliminary efficacy of AFM24 in combination with a checkpoint inhibitor or an autologous NK cell product.

We have initiated the phase 1/2a combination study of AFM24 with the PD-L1 checkpoint inhibitor atezolizumab (Tecentriq®) in EGFR-expressing solid tumors. The combination trial includes the following indications: (a) non-small cell lung cancer (EGFR-wildtype), failing chemotherapy and PD1 or PD-L1 targeted therapy; (b) gastric/gastroesophageal junction (GEJ) cancer refractory to or, intolerant of, standard therapy; and (c) a basket cohort including EGFR-expressing tumors comprising pancreatic, hepatocellular and biliary tract cancer failing standard of care therapy for the respective disease.

We have initiated the phase 1/2a combination study of AFM24 with NKGen Biotech’s autologous NK cell therapy, SNK01, a first-in-human proof of concept trial in EGFR-expressing solid tumors. The combination trial includes the following indications: (a) non-small cell lung cancer (EGFR-wildtype), failing chemotherapy and PD1/PD-L1 targeted therapy; (b) squamous cell carcinoma of the head and neck, failing chemotherapy and PD1/PD-L1 targeted therapy; and (c) colorectal cancer including those with RAS and BRAF mutations, failing standard of care therapy.

At this stage, we cannot assure you of the safety or tolerability of AFM24 mono- or combination therapy, or of its ability to demonstrate efficacy in humans.

The commencement of planned clinical studies could be substantially delayed or prevented by several factors, including:

●	further discussions with the FDA, the EMA, or other regulatory agencies regarding the scope or design of our clinical studies;

●	the limited number of, and competition for, suitable sites to conduct our clinical studies, many of which may already be engaged in other clinical study programs, including some that may be for the same indication as our product candidates;
●	approval of drugs for the same indications as our product candidates;
●	any delay or failure to obtain regulatory approval or agreement to commence a clinical study in any of the countries where enrollment is planned;
●	inability to obtain sufficient funds required for a clinical study;
●	clinical holds on, or other regulatory objections to, a new or ongoing clinical study;
●	delay or failure in the testing, validation, manufacture and delivery of sufficient supplies of product candidate for our clinical studies;
●	delays related to the impact of COVID-19;
●	delay or failure to reach agreement on acceptable clinical study agreement terms with prospective sites or clinical research organizations, or CROs, the terms of which can be subject to extensive negotiation and may vary significantly among different sites or CROs; and
●	delay or failure to obtain institutional review board, or IRB, or ethics committee approval to conduct a clinical study at a prospective site.

The completion of our clinical studies has been and could in the future be substantially delayed or prevented by several factors, including:

●	slower than expected rates of patient recruitment and enrollment, due to factors including, but not limited to, the availability of other drugs to treat potential patients, the unwillingness of patients to participate in low-dose groups of dose-ranging studies and lack of recruitment by clinical study sites;
●	delays relating to adding new clinical study sites;
●	failure of patients to complete the clinical study or return for post-treatment follow-up;
●	failure of our collaborators to provide us with products necessary for us to conduct our combination studies;
●	safety issues, including severe or unexpected drug-related adverse effects experienced by patients, including possible deaths;
●	the FDA or other regulatory authorities requiring us to suspend or terminate a clinical study, or requiring us to submit additional data or imposing other requirements before permitting us to continue a clinical study;
●	lack of efficacy during clinical studies;
●	errors in trial design or conduct;
●	termination of our clinical studies by one or more clinical study sites;
●	inability or unwillingness of patients or clinical investigators to follow our clinical study protocols, including clinical investigators’ failure to comply with our clinical study protocols without our notice;
●	inability to monitor patients adequately during or after treatment by us and/or our CROs; and
●	the need to repeat or terminate clinical studies as a result of inconclusive or negative results or unforeseen complications in testing.

For example, in our clinical studies for AFM13 and AFM24, infusion related reactions (IRRs) have been a commonly observed treatment-related side effect, in some cases serious. In our Phase 1b study evaluating the combination of AFM13 with pembrolizumab, IRRs related to AFM13 were observed in 27 of 30 patients, or 90%, and IRRs of grade 3 or greater were observed in four patients. IRRs were also observed in our ongoing Phase 2 study evaluating AFM13 for the treatment of relapsed / refractory PTCL, our Phase 1/2a study evaluating NK cells pre-complexed with AFM13 in patients with CD30+ lymphomas, and our Phase 1/2a studies evaluating AFM24 in patients with EGFR-expressing tumors. While these IRRs have generally been well managed with pre-medication and interventional treatments, the incidence of IRRs has occasionally led to dose reductions and/or patients discontinuing their participation in our clinical trials. As we increase the number of clinical trials for our ICE® molecules and study them against new tumor targets, there can be no assurance that IRRs or other side effects will not cause delays or termination of our future clinical studies or development plans.

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

Our clinical studies may be suspended or terminated at any time by the FDA, the PEI, other regulatory authorities, the IRBs or ethics committees overseeing the clinical study at issue, any of our clinical study sites, or us, due to a number of factors, including:

●	failure to conduct the clinical study in accordance with regulatory requirements or our clinical protocols;
●	safety issues or any determination that a clinical study presents unacceptable health risks;
●	lack of adequate funding to continue the clinical study due to unforeseen costs or other business decisions;
●	upon a breach or pursuant to the terms of any agreement with, or for any other reason by, current or future collaborators that have responsibility for the clinical development of any of our product candidates; and
●	availability of a new effective treatment for the respective disease or condition that would be considered to be standard of care by regulatory bodies.

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

We depend on enrollment of patients in our clinical studies for our product candidates. We compete with othersponsors who have ongoing clinical studies of investigational therapies for patients for our clinical studies. If we are unable to enroll patients in our clinical studies, our research and development efforts could be materially adversely affected.

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

COVID-19 has, and continues to, adversely impact clinical and preclinical trials globally and in different therapeutic areas. As a result, our clinical trials or preclinical studies, including our ability to recruit and retain patients, principal investigators and site staff who, as healthcare providers, may have heightened exposure to COVID-19, have been, and may continue to be, significantly impacted. We have implemented mitigation procedures designed to enable us to address the various issues caused by the COVID-19 pandemic, although there can be no assurance that these procedures will be successful or that we can avoid a material and adverse disruption to our business. As the pandemic continues, we may experience the prioritization of hospital resources toward the outbreak and further restrictions on travel. Furthermore, some patients may be unwilling to enroll in our trials or be unable to comply with clinical trial protocols if quarantines or travel restrictions impede patient movement or interrupt healthcare services. For example, in January 2022, we announced that we would no longer pursue the TMF cohort in our phase 2 clinical trial evaluating AFM13 as monotherapy due to the continuing challenges to enroll patients with this indication as a result of the COVID-19 pandemic.

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

The COVID-19 pandemic is ongoing, in large part due to the prevalence of new variants of the SARS-CoV-2 virus, and, accordingly, we may continue to experience ongoing disruptions that could severely impact our business, preclinical studies and clinical trials. The full extent to which the COVID-19 pandemic may impact our business will depend on future developments, which are highly uncertain and cannot be predicted at this time. As such, we cannot presently predict the scope and severity of any potential business shutdowns or disruptions, the impacts on our business, financing or clinical trial activities or on the healthcare system and the global economy as a whole.

Our business may be impacted by political events, war, terrorism, business interruptions and other geopolitical events and uncertainties beyond our control.

War, terrorism, geopolitical uncertainties and other business interruptions could cause damage to or disrupt our operations and those of our third-party suppliers, partners and collaborators. In addition, territorial invasions can lead to cybersecurity attacks located far outside of the conflict zone. Interruptions to our operations could seriously harm our ability to timely proceed with any clinical programs, and could imply incurring in significant expenditures as salaries and loan payments would usually continue. Following Russia's invasion of Ukraine in February 2022, the U.S., several European Union nations, and other countries have announced sanctions against Russia, and the North Atlantic Treaty Organization (NATO) has deployed additional military forces to Eastern Europe. The invasion of Ukraine and the retaliatory measures that have been taken, or could be taken in the future, by Russia, the U.S., NATO, and other countries have created global security concerns that could result in a regional conflict and otherwise have a lasting impact on regional and global economies, any or all of which could disrupt our supply chain, adversely affect our ability to conduct ongoing and future clinical trials of our product candidates, and adversely affect our ability to commercialize our products (subject to regulatory approval). For example, our ongoing clinical trial for AFM13-202 includes trial sites in Russia, where approximately 10% of the patients in the trial were enrolled. While we have not seen any interruptions in treatment or monitoring activities to date, there can be no assurance that we will be able to conduct the activities that are required to complete the follow-up for these patients, or that we will be able gather data from these patients in a form that will be acceptable to the FDA. This could negatively impact the anticipated timing, completion and/or results of the trial.

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

Generally, if a product candidate with an orphan drug designation receives the first marketing approval for the indication for which it has such designation, the product is entitled to a period of marketing exclusivity, which, subject to certain exceptions, precludes the FDA from approving the marketing application of the same drug from another sponsor for the same indication for that time period or precludes the EMA, and other national drug regulators in the EU, from accepting the marketing application for a similar product from another sponsor for the same indication. The applicable period is seven years in the United States and ten years in the European Union. The EU period can be reduced to six years if a product no longer meets the criteria for orphan drug designation or if the product is sufficiently profitable so that market exclusivity is no longer justified. In the EU, orphan exclusivity may also be extended for an additional two years (i.e. , a maximum of 12 years’ orphan exclusivity) if the product is approved on the basis of a dossier that includes pediatric clinical study data generated in accordance with an approved pediatric investigation plan. Orphan drug exclusivity may be lost in the United States if the FDA determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantity of the product to meet the needs of patients with the rare disease or condition.

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

Although all of our product candidates have undergone or will undergo safety testing to the extent possible and agreed with health authorities, not all adverse effects of drugs can be predicted or anticipated. Immunotherapy and its method of action of harnessing the body’s immune system, especially with respect to immune cell engagers, is powerful and could lead to serious side effects that we only discover in clinical studies. Unforeseen side effects from any of our product candidates could arise either during clinical development or, if such side effects are rarer, after our product candidates have been approved by regulatory authorities and the approved product has been marketed, resulting in the exposure of additional patients. All of our product candidates are still in clinical or preclinical development. While our phase 1 clinical studies for AFM13 demonstrated a favorable safety profile, the results from ongoing and future trials of AFM13 or other NK cell-engaging bispecific antibodies may not confirm these results. The most frequently observed adverse event for AFM13 is infusion related reactions (IRRs), in some cases serious. In our Phase 1b study evaluating the combination of AFM13 with pembrolizumab, IRRs related to AFM13 were observed in 27 of 30 patients, or 90%, and IRRs of grade 3 or greater were observed in four patients. IRRs were also observed in our ongoing Phase 2 study evaluating AFM13 for the treatment of relapsed / refractory PTCL, our Phase 1/2a study evaluating NK cells pre-complexed with AFM13 in patients with CD30+ lymphomas, and our Phase 1/2a studies evaluating AFM24 in patients with EGFR-expressing tumors. While these IRRs have generally been well managed with pre-medication and interventional treatments, the incidence of IRRs has occasionally led to dose reductions and/or patients discontinuing their participation in our clinical trials. As we increase the number of clinical trials for our ICE® molecules and study them against new tumor targets, there can be no assurance that IRRs or other side effects will not cause delays or termination of our future clinical studies or development plans.

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

Additionally, if any of our product candidates receives marketing approval and we or others later identify undesirable or unacceptable side effects caused by such products:

●	regulatory authorities may require us to take our approved product off the market;
●	regulatory authorities may require the addition of labeling statements, specific warnings, a contraindication or field alerts to physicians and pharmacies;
●	we may be required to change the way the product is administered, conduct additional clinical studies or change the labeling of the product;
●	we may be subject to limitations on how we may promote the product;
●	sales of the product may decrease significantly;
●	we may be subject to litigation or product liability claims; and
●	our reputation may suffer.

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

The commercial success of our product candidates will depend upon their acceptance among physicians, patients and the medical community. The degree of market acceptance of our product candidates will depend on a number of factors, including:

●	limitations or warnings contained in the approved labeling for a product candidate;
●	changes in the standard of care for the targeted indications for any of our product candidates;
●	limitations in the approved clinical indications for our product candidates;
●	demonstrated clinical safety and efficacy compared to other products;
●	lack of significant adverse side effects;
●	sales, marketing and distribution support;
●	availability and extent of reimbursement from managed care plans and other third-party payors;
●	timing of market introduction and perceived effectiveness of competitive products;
●	the degree of cost-effectiveness of our product candidates;
●	availability of alternative therapies at similar or lower cost, including generic and over-the-counter products;
●	the extent to which the product candidate is approved for inclusion on formularies of hospitals and managed care organizations;
●	whether the product is designated under physician treatment guidelines as a first-line, second-line, third-line, or subsequent line of therapy for particular diseases;
●	adverse publicity about our product candidates or favorable publicity about competitive products;
●	confirmation of the safety and effectiveness of the product candidate in a real-world clinical setting;
●	convenience and ease of administration of our products; and
●	potential product liability claims.

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

The process of manufacturing our products is complex, highly regulated and subject to several risks, including:

●	We do not have experience in manufacturing our product candidates at commercial scale. We contract with external manufacturers to develop a larger scale manufacturing process for AFM13 in order to have material supply available for the registration directed phase 2b trial. We may not succeed in scaling up the process to commercial scale. We may need a larger scale manufacturing process for certain of our product candidates than what we have planned, depending on the dose and regimen. Any changes in our manufacturing processes as a result of scaling up may result in the need to obtain additional regulatory approvals. Difficulties in achieving commercial-scale production or the need for additional regulatory approvals as a result of scaling up could delay the development and regulatory approval of our product candidates and ultimately affect our success.
●	We may not achieve the manufacturing productivity, or yield, required to achieve a commercially viable cost of goods. Our molecules are novel antibody structures and there is very limited knowledge as to which productivities can be achieved at commercial scale. Low productivity may result in a cost of goods which is too high to allow profitable commercialization, or give rise to the need for additional manufacturing process optimization which would require additional funding and time.
●	The process of manufacturing biologics, such as AFM13, AFM24 and AFM28, certain of our other product candidates and the NK cells we use for our combination studies, is susceptible to product loss due to contamination, improper storage or shipping conditions, equipment failure or improper installation or operation of equipment, vendor or operator error, and difficulties in scaling up the production process. Even minor deviations from normal manufacturing processes could result in reduced production yields, product defects and other supply disruptions. If microbial, viral or other contaminations are discovered in our product candidates or in the manufacturing facilities in which our product candidates are made, such manufacturing facilities may need to be closed for an extended period to investigate and remedy the contamination.
●	The manufacturing facilities in which our product candidates are made could be adversely affected by equipment failures, labor shortages, natural disasters, health epidemics, power failures and numerous other factors.
●	We must comply with applicable current Good Manufacturing Practice, or cGMP, regulations and guidelines. We may encounter difficulties in achieving quality control and quality assurance and may experience shortages in qualified personnel. We are subject to inspections by the FDA and comparable agencies in other jurisdictions to confirm compliance with applicable regulatory requirements. Any failure to follow cGMP or other regulatory requirements or delay, interruption or other issues that arise in the manufacture, fill-finish, packaging, or storage of our product candidates as a result of a failure of our facilities or the facilities or operations of third parties to comply with regulatory requirements or pass any regulatory authority inspection could significantly impair our ability to develop and commercialize our product candidates, leading to significant delays in the availability of drug product for our clinical studies or the termination or hold on a clinical study, or the delay or prevention of a filing or approval of marketing applications for our product candidates. Significant noncompliance could also result in the imposition of sanctions, including fines, injunctions, civil penalties, failure of regulatory authorities to grant marketing approvals for our product candidates, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of products, operating restrictions and criminal prosecutions, any of which could damage our reputation. If we are not able to maintain regulatory compliance, we may not be permitted to market our product candidates and/or may be subject to product recalls, seizures, injunctions, or criminal prosecution.
●	Any adverse developments affecting manufacturing operations for our product candidates, if any are approved, may result in shipment delays, inventory shortages, lot failures, product withdrawals or recalls, or other interruptions in the supply of our products. We may also have to take inventory write-offs and incur other charges and expenses for products that fail to meet specifications, undertake costly remediation efforts or seek more costly manufacturing alternatives.

●	Our product candidates that have been produced and are stored for later use may degrade, become contaminated or suffer other quality defects, which may cause the affected product candidates to no longer be suitable for their intended use in clinical studies or other development activities. If the defective product candidates cannot be replaced in a timely fashion, we may incur significant delays in our development programs that could adversely affect the value of such product candidates.

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

Clinical phase 2 data with the anti-PD-1 CPIs nivolumab and pembrolizumab in HL have been published, as has pembrolizumab Phase 3 data. These data indicate that treatment with anti-PD-1 antibodies results in high response rates in the salvage setting of HL. In 2016, the FDA granted accelerated approval, and the European Commission granted approval for nivolumab in classical HL patients who have relapsed or progressed after autologous hematopoietic stem cell transplantation and brentuximab vedotin (Adcetris®). In 2017, the FDA granted accelerated approval, and the European Commission granted approval for pembrolizumab in adult and pediatric patients with refractory cHL who have relapsed after 3 or more prior lines of therapy, and the European Commission granted approval for pembrolizumab in adult patients with relapsed or refractory cHL who have failed autologous stem cell transplant (ASCT) and brentuximab vedotin, or who are transplant-ineligible and have failed brentuximab vedotin. In 2020, the FDA approved an expanded label for pembrolizumab in relapsed or refractory cHL. Phase 2 and phase 3 studies of brentuximab vedotin in combination with nivolumab are ongoing. If AFM13 were to be approved for HL, we could be in competition with these therapies, as well as any other therapies or combination regimens that comprise the standard of care that AFM13 could potentially displace. Several other agents have reached proof of concept clinical studies in HL, including Afinitor (Novartis AG), and lenalidomide (Bristol Myers Squibb).

Brentuximab vedotin, or Adcetris®, an antibody-drug conjugate targeting CD30, was approved by the FDA in relapsed/refractory HL in 2011. In addition, Adcetris® was approved by the FDA in 2018 for the treatment of previously untreated Stage 3/4 cHL in combination with chemotherapy. In the European Union, Adcetris® is approved for similar indications. Adcetris® is also indicated for previously treated systemic anaplastic large cell lymphoma (ALCL), primary cutaneous ALCL, and CD30 positive mycosis fungoides, as well as for previously untreated systemic ALCL or other CD30 positive peripheral T-cell lymphomas in combination with chemotherapy in the US and for previously untreated systemic ALCL in Europe. Adcetris® is currently being investigated in various combinations in HL, including checkpoint inhibitors.

In late 2021, clinical data from an open label Phase 2 study of COPIKTRA® (duvelisib) in relapsed/refractory (R/R) PTCL was presented at the annual meeting of the American Society of Hematology.  Both overall response and complete response rates were above that seen for other R/R PTCL agents at similar stages of development or with accelerated approval.  On the strength of this data, duvelisib was added to the National Comprehensive Cancer Network treatment guidelines as a “Category 2a: Other Recommended Regimen” for PTCL, Initial Palliative Intent Therapy and for PTCL, Second-Line Therapy and Subsequent Therapy, for all PTCL subtypes. COPIKTRA® (duvelisib) is currently approved for Chronic Lymphocytic Leukemia (CLL) or Small Lymphocytic Lymphoma (SLL) and Follicular Lymphoma though this latter indication is in the process of being withdrawn.

We expect that our ROCK® platform as well as our novel antibody formats derived from this platform will serve as the basis for future product candidates and collaborations with pharmaceutical companies. Other companies have also developed platform technologies that compete with our platforms. For example, Dragonfly Therapeutics is developing TriNKET, which specifically activates cells of the innate and adaptive immune system and has recently started clinical development of one of these TriNKET assets. GT Biopharma is developing its TriKEs and TetraKEs platform designed to target natural killer cells and tumor cells forming an immune synapse between the NK cell and the tumor cell thereby inducing NK cell activation at that site, and recently started its clinical development. Compass Therapeutics is also developing bispecific antibodies that engage the innate immune system, but these have not yet reached clinical development.

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

In the United States, the European Union, and its respective member states and other foreign jurisdictions, there have been a number of legislative and regulatory changes and proposed changes regarding the healthcare system. These changes could prevent or delay marketing approval of our product candidates, restrict or regulate post-approval activities and affect our ability to sell profitably any products for which we obtain marketing approval. Among policy makers and payors in the United States and elsewhere, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality and/or expanding access to healthcare.

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

In recent years, members of Congress and the former Trump Administration considered legislation to fundamentally change or repeal the Affordable Care Act. While Congress has not passed repeal legislation to date, the Tax Cuts and Jobs Act (“TCJA”) includes a provision repealing the individual insurance coverage mandate included in the Affordable Care Act, effective January 1, 2019. Congress may consider other legislation to replace elements of the Affordable Care Act. The implications of the Affordable Care Act, its possible repeal, any legislation that may be proposed to replace the Affordable Care Act, or the political uncertainty surrounding any repeal or replacement legislation for our business and financial condition, if any, are not yet clear.

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

Our business is subject to risks associated with conducting business internationally. A number of our suppliers and collaborative and clinical study relationships are located outside the United States. Accordingly, our future results could be harmed by a variety of factors, including:

●	economic weakness, including inflation, or political instability in particular non-U.S. economies and markets;
●	differing regulatory requirements for drug approvals in non-U.S. countries;
●	potentially reduced protection for intellectual property rights;
●	difficulties in compliance with non-U.S. laws and regulations;
●	changes in non-U.S. regulations and customs, tariffs and trade barriers;
●	changes in non-U.S. currency exchange rates and currency controls;
●	changes in a specific country’s or region’s political or economic environment;
●	trade protection measures, import or export licensing requirements or other restrictive actions by U.S. or non-U.S. governments;
●	negative consequences from changes in tax laws;
●	compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;
●	workforce uncertainty in countries where labor unrest is more common than in the United States;
●	difficulties associated with staffing and managing international operations, including differing labor relations;
●	production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and
●	business interruptions resulting from geo-political actions, including war and terrorism, health epidemics (See “— COVID-19 could adversely impact our business, including our supply chain, clinical trials and operations.”) or natural disasters including earthquakes, typhoons, floods and fires.

Risks Related to Our Financial Position and Need for Additional Capital

We have incurred significant losses since inception and anticipate that we will continue to incur losses for the foreseeable future. We have no products approved for commercial sale, and to date we have not generated any revenue or profit from product sales. We may never achieve or sustain profitability.

We are a clinical-stage immuno-oncology company. We have incurred significant losses since our inception. As of December 31, 2021, our accumulated deficit was €333.4 million. Our losses have resulted principally from expenses incurred in research and development of our product candidates and from general and administrative expenses that we have incurred while building our business infrastructure. We expect to continue to incur losses for the foreseeable future, and we expect these losses to increase as we continue our research and development of, and seek regulatory approvals for, our product candidates, prepare for and begin to commercialize any approved products, and add infrastructure and personnel to support our product development efforts and operations as a public company. The net losses and negative cash flows incurred to date, together with expected future losses, have had, and likely will continue to have, an adverse effect on our shareholders’ equity and working capital. The amount of future net losses will depend, in part, on the rate of future growth of our expenses and our ability to generate revenue.

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

To become and remain profitable, we must succeed in developing and commercializing products with significant market potential. This will require us to be successful in a range of challenging activities for which we are only in the preliminary stages, including developing product candidates, obtaining regulatory approval for them, and manufacturing, marketing and selling those products for which we may obtain regulatory approval. We may never succeed in these activities and may never generate revenue from product sales that is significant enough to achieve profitability. Our ability to generate future revenue from product sales depends heavily on our success in many areas, including but not limited to:

●	completing research and clinical development of our product candidates, including successfully completing registration clinical studies of AFM13 or certain of our other product candidates;
●	obtaining marketing approvals for our product candidates, including AFM13 or AFM24, for which we complete clinical studies;
●	developing a sustainable and scalable manufacturing process for any approved product candidates and maintaining supply and manufacturing relationships with third parties that can conduct the process and provide adequate (in amount and quality) products to support clinical development and the market demand for our product candidates, if approved;
●	launching and commercializing product candidates for which we obtain marketing approval, either directly or with a collaborator or distributor;
●	establishing sales, marketing, and distribution capabilities in the United States, and potentially other major markets;
●	obtaining market acceptance of our product candidates as viable treatment options;
●	addressing any competing technological and market developments;
●	identifying, assessing, acquiring and/or developing new product candidates;
●	negotiating favorable terms in any collaboration, licensing, or other arrangements into which we may enter;

●	maintaining, protecting, and expanding our portfolio of intellectual property rights, including patents, trade secrets, and know-how; and
●	attracting, hiring and retaining qualified personnel.

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

Our future funding requirements will depend on many factors, including but not limited to:

●	the number and characteristics of other product candidates that we pursue;
●	the scope, progress, timing, cost and results of research, preclinical development, and clinical studies;
●	the costs, timing and outcome of seeking and obtaining FDA and non-U.S. regulatory approvals;
●	the costs associated with manufacturing our product candidates and establishing sales, marketing, and distribution capabilities;
●	our ability to maintain, expand, and defend the scope of our intellectual property portfolio, including the amount and timing of any payments we may be required to make in connection with the licensing, filing, defense and enforcement of any patents or other intellectual property rights;
●	the extent to which we acquire or in-license other products or technologies;
●	our need and ability to hire additional management, scientific, and medical personnel;
●	the effect of competing products that may limit market penetration of our product candidates;
●	the amount and timing of revenues, if any, we receive from commercial sales of any product candidates for which we receive marketing approval in the future;
●	our need to implement additional internal systems and infrastructure, including financial and reporting systems; and

●	the economic and other terms, timing of and success of our existing collaborations, and any collaboration, licensing, or other arrangements into which we may enter in the future, including the timing of achievement of milestones and receipt of any milestone or royalty payments under these agreements.

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

On January 8, 2021, we entered into a term loan agreement with Silicon Valley Bank German Branch, as lender. The loan agreement provides us with loans of up to €25.0 million available in three tranches: €10 million available at closing, an additional €7.5 million upon the achievement of certain conditions, including milestones related to our pipeline and market capitalization, and a third tranche of €7.5 million upon the achievement of certain additional conditions related to our pipeline and liquidity. The first tranche of €10 million was drawn in February 2021 and the second tranche of €7.5 million was drawn in December 2021. The loans will mature at the end of November 2025.

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

As of December 31, 2021, we had €197.6 million in cash and cash equivalents. Our management will have broad discretion in the use of such funds and could spend them in ways that do not improve our results of operations or enhance the value of our common shares. The failure by our management to apply these funds effectively could result in financial losses that could have a material adverse effect on our business, cause the price of our common shares to decline and delay the development of our product candidates. Pending their use, we may invest our cash and cash equivalents in a manner that does not produce income or that loses value.

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

As of December 31, 2021, we had estimated NOL carry forwards for German tax purposes of approximately €289 million. Future changes in share ownership may also trigger an ownership change and, consequently, a Section 8c Körperschaftsteuergesetz or a Section 10a Gewerbesteuergesetz limitation. Any limitation may result in the expiration of a portion or the complete tax loss carry forwards before they can be utilized. As a result, if we earn net taxable income, our ability to use our pre-change NOL carry forwards to reduce German income tax may be subject to limitations, which could potentially result in increased future cash tax liability to us.

Our business and operations would suffer in the event of a security breach, system failure, invasion, corruption, destruction or interruption of our or our business partners’ critical information technology systems or infrastructure.

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

We have entered into collaborations with other companies that we believe have provided us with valuable funding or other resources such as access to technologies, including our collaborations with The Leukemia & Lymphoma Society, Genentech, The MD Anderson Cancer Center and Roivant Sciences. In the future, we may enter into additional collaborations to leverage our technology platforms, fund our research and development programs or to gain access to sales, marketing or distribution capabilities. Our existing collaborations, and any future collaborations we enter into, may pose a number of risks, including the following:

●	collaborators may have significant discretion in determining the efforts and resources that they will apply to these collaborations;
●	collaborators may not perform their obligations as expected;
●	collaborators may not pursue development and commercialization of any product candidates that achieve regulatory approval or may elect not to continue or renew development or commercialization programs based on clinical study results, changes in the collaborators’ strategic focus or available funding, or external factors, such as an acquisition, that divert resources or create competing priorities;
●	collaborators may delay clinical studies, provide insufficient funding for a clinical study program, stop a clinical study or abandon a product candidate, repeat or conduct new clinical studies or require a new formulation of a product candidate for clinical testing;
●	collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with our products or product candidates if the collaborators believe that competitive products are more likely to be successfully developed or can be commercialized under terms that are more economically attractive than ours;
●	product candidates discovered in collaboration with us may be viewed by our collaborators as competitive with their own product candidates or products, which may cause collaborators to cease to devote resources to the commercialization of our product candidates;
●	a collaborator with marketing and distribution rights to one or more of our product candidates that achieve regulatory approval may not commit sufficient resources to the marketing and distribution of such product or products;
●	disagreements with collaborators, including disagreements over proprietary rights, contract interpretation or the preferred course of development, might cause delays or termination of the research, development or commercialization of product candidates, might lead to additional responsibilities for us with respect to product candidates, or might result in litigation or arbitration, any of which would be time-consuming and expensive;
●	collaborators may not properly maintain or defend our intellectual property rights or may use our proprietary information in such a way as to invite litigation that could jeopardize or invalidate our intellectual property or proprietary information or expose us to potential litigation;
●	collaborators may infringe the intellectual property rights of third parties, which may expose us to litigation and potential liability; and
●	collaborations may be terminated for the convenience of the collaborator and, if terminated, we could be required to raise additional capital to pursue further development or commercialization of the applicable product candidates.

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

We expect to continue to depend on independent clinical investigators and CROs to conduct our clinical studies. CROs may also assist us in the collection and analysis of data. There is a limited number of third-party service providers that specialize or have the expertise required to achieve our business objectives. Identifying, qualifying and managing performance of third-party service providers can be difficult, time consuming and cause delays in our development programs. These investigators and CROs will not be our employees and we will not be able to control, other than by contract, the amount of resources, including time, which they devote to our product candidates and clinical studies. In addition, certain clinical studies in which we are involved and which are testing our product candidates are sponsored by academic sites, known as investigator-sponsored study, or ISTs. By definition, the financing, design, and conduct of the clinical study are under the sole responsibility of the respective sponsor. Therefore, we have limited control over these clinical studies and we do not have control over the timing and reporting of the data from these trials. In addition, we may have limited information about ISTs while they are being conducted, including the status of trial initiation and patient recruitment, changes to trial design and clinical study results. The AFM13 phase 2a study in HL and the phase 1b/2a study in CD30+ lymphoma with cutaneous manifestations were ISTs. An additional AFM13 phase 1/2 IST is currently conducted by The MD Anderson Cancer Center with CD30+ lymphoma patients. If independent investigators or CROs fail to devote sufficient resources to the development of our product candidates, or if their performance is substandard, it may delay or compromise the completion of trials of our product candidates as well as the prospects for approval and commercialization of any product candidates that we develop. In addition, the use of third-party service providers requires us to disclose our proprietary information to these parties, which could increase the risk that this information will be misappropriated. Further, the FDA and other regulatory authorities require that we comply with standards, commonly referred to as current Good Clinical Practice, or cGCP, and other local legal requirements, e.g., data privacy, for conducting, recording and reporting clinical studies to assure that data and reported results are credible and accurate and that the rights, integrity and confidentiality of trial subjects are protected. Failure of clinical investigators or CROs to meet their obligations to us or comply with cGCP procedures or other applicable legal requirements could adversely affect the clinical development of our product candidates and harm our business.

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

We anticipate continuing our engagement of contract manufacturing organizations to provide our clinical supply as we advance our product candidates into and through clinical development. We expect to use third parties for the manufacture of our product candidates for clinical testing, as well as for commercial manufacture. We plan to eventually enter into long-term supply agreements with several manufacturers for commercial supplies. We may be unable to reach agreement on satisfactory terms with contract manufacturers to manufacture our product candidates.

Additionally, the facilities to manufacture our product candidates must be the subject of a satisfactory inspection before the FDA, the EMA or other regulatory authorities approve a BLA or grant a marketing authorization for the product candidate manufactured at that facility. We will depend on these third-party manufacturing partners for compliance with the FDA’s and the EMA’s requirements for the manufacture of our finished products. If our manufacturers cannot successfully manufacture material that conforms to our specifications and the FDA, European Commission and other regulatory authorities’ cGMP requirements, our product candidates will not be approved or, if already approved, may be subject to recalls. Reliance on third-party manufacturers entails risks to which we would not be subject if we manufactured the product candidates ourselves, including:

●	the possibility of a breach of the manufacturing agreements by the third parties because of factors beyond our control;
●	the possibility of termination or nonrenewal of agreements by the third parties before we are able to arrange for a qualified replacement third-party manufacturer; and

●	the possibility that we may not be able to secure a manufacturer or manufacturing capacity in a timely manner and on satisfactory terms in order to meet our manufacturing needs.

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

If we wish to pursue further development of AFM13, AFM24, AFM28 or any of our other ICE® molecules in combination with pembrolizumab, atezolizumab or any other CPI, we will need to reach an agreement with Merck, Roche or another partner for such supply of pembrolizumab, atezolizumab or another CPI, respectively. In addition, we are currently dependent on collaborators, such as MD Anderson, NKGen Biotech (formerly known as NKMax America) and Artiva, for the supply of NK cells for clinical and preclinical studies that evaluate our ICE® molecules in combination with NK cells. If we do not have an adequate supply and/or cannot reach an agreement with the applicable partner, we may not be able to develop AFM13, AFM24, AFM28 or any of our other ICE® molecules in any such a combination. Any future supply agreement with a partner for combination trials with our ICE® molecules could influence our clinical development strategy or our intellectual property or our economic rights, and therefore might impact the content we can derive from such clinical development.

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

We own and/or control our AFM13 patent portfolio, which includes three patent families. The first patent family relates to the mode of action of AFM13, the recruitment of immune effector cells via a specific receptor, i.e., an antibody or antigen-binding fragment thereof having the CDRs of AFM13. These patents will expire in 2026 in Europe and in 2029 in the US. A second patent family on AFM13 claims the method for the production of AFM13 and the product produced by this method and respective issued patents will expire in 2040. A further patent application on AFM13 relating to its combination with anti-PD1 antibodies was filed in 2016. The already granted European and Japan patent will expire in 2036 as all other patents issued on still pending applications in this family.

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

In the pharmaceutical industry, significant litigation and other proceedings regarding patents, patent applications, trademarks and other intellectual property rights have become commonplace. The types of situations in which we may become a party to such litigation or proceedings include:

●	we or our collaborators may initiate litigation or other proceedings against third parties seeking to invalidate the patents held by those third parties or to obtain a judgment that our products or processes do not infringe those third parties’ patents;

●	if our competitors file patent applications that claim technology also claimed by us or our licensors, we or our licensors may be required to participate in interference or opposition proceedings to determine the priority of invention, which could jeopardize our patent rights and potentially provide a third party with a dominant patent position;
●	if third parties initiate litigation claiming that our processes or products infringe their patent or other intellectual property rights, we and our collaborators will need to defend against such proceedings; and
●	if a license to necessary technology is terminated, the licensor may initiate litigation claiming that our processes or products infringe or misappropriate their patent or other intellectual property rights and/or that we breached our obligations under the license agreement, and we and our collaborators would need to defend against such proceedings.

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

Periodic maintenance fees, renewal fees, annuity fees and various other governmental fees on patents and/or applications will be due to the USPTO and various non-U.S. patent offices at various points over the lifetime of our patents and/or applications. We have systems in place to remind us to pay these fees, and we rely on our outside counsel/patent annuity service provider to pay these fees when due. Additionally, the USPTO and various non-U.S. patent offices require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. We employ reputable law firms and other professionals to help us comply, and in many cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with rules applicable to the particular jurisdiction. However, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. If such an event were to occur, it could have a material adverse effect on our business. In addition, we are responsible for the payment of patent fees for patent rights that we have licensed from other parties. If any licensor of these patents does not itself elect to make these payments, and we fail to do so, we may be liable to the licensor for any costs and consequences of any resulting loss of patent rights.

Certain of our employees and patents are subject to German law.

Approximately 146 of our personnel, including certain of our managing directors and most of our employees working in research and development, work in Germany and are subject to German employment law. Ideas, developments, discoveries and inventions made by such employees are subject to the provisions of the German Act on Employees’ Inventions (Arbeitnehmererfindungsgesetz), which regulates the ownership of, and compensation for, inventions made by employees. We face the risk that disputes may occur between us and our employees or ex-employees pertaining to the sufficiency of compensation paid by us, allocation of rights to inventions under this act or alleged non-adherence to the provisions of this act, any of which may be costly to resolve and take up our management’s time and efforts whether we prevail or fail in such dispute.

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

We are exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include intentional failures to comply with FDA or EMA regulations, to provide accurate information to the FDA or the EMA or intentional failures to report financial information or data accurately or to disclose unauthorized activities to us. Employee misconduct could also involve the improper use of information obtained in the course of clinical studies, which could result in regulatory sanctions and serious harm to our reputation. We have adopted a Compliance Management System (comprising the code of conduct and several other compliance policies) which is based on three pillars: prevent, detect and respond to misconduct and an insider trading policy, each of which is communicated on a regular basis. However, it is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant fines or other sanctions.

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

Where we transfer personal data out of the EU and EEA, we do so in compliance with the relevant data export requirements. After the European Court of Justice had declared the US Privacy Shield invalid in June 2020, there was  uncertainty about how to comply with data protection requirements when transferring personal data from the EU to the US.. Now, as the new model clauses from the European Commission and further guidance for the export of personal data are available, we have more clarity, however guidance form the authorities is developing continuously and needs to be monitored regularly to be able to ensure compliance., We are also subject to evolving European privacy laws on cookies and on e-marketing. The EU is in the process of replacing the e-Privacy Directive (2002/58/EC) with a new set of rules taking the form of a regulation, which will be directly implemented in the laws of each European member state. The draft e-Privacy Regulation imposes strict opt-in marketing rules with limited exceptions for business-to-business communications, alters rules on third-party cookies, web beacons and similar technology and significantly increases fining powers to the greater of €20 million or 4% of total worldwide annual revenue. While the e-Privacy Regulation was originally intended to be adopted on May 25, 2018 (alongside the GDPR), it is still going through the European legislative process and is now expected to be adopted during 2021, following a transition period.

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

We have 197 employees (187 full time equivalents), including those of our subsidiaries. As our development and commercialization plans and strategies develop, we expect to expand our employee base on an as-needed basis. Future growth would impose significant added responsibilities on management, including the need to identify, recruit, maintain, motivate and integrate additional employees. Also, our management may need to divert a disproportionate amount of their attention away from day-to-day activities and devote a substantial amount of time to managing these growth activities. We may not be able to effectively manage the expansion of our operations which may result in weaknesses in our infrastructure, give rise to operational errors, loss of business opportunities, loss of employees and reduced productivity among remaining employees. Our expected growth could require significant capital expenditures and may divert financial resources from other projects, such as the development of existing and additional product candidates. If our management is unable to effectively manage our expected growth, our expenses may increase more than expected, our ability to generate and/or grow revenue could be reduced and we may not be able to implement our business strategy. Our future financial performance and our ability to commercialize our product candidates and compete effectively with others in our industry will depend, in part, on our ability to effectively manage future growth.

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

You should consider an investment in our common shares as risky and invest only if you can withstand a significant loss and wide fluctuations in the market value of your investment. Our share price has been, and in the future may again be subject to substantial price volatility. In addition, the stock market has recently experienced significant volatility, particularly with respect to pharmaceutical, biotechnology and other life sciences company stocks. The volatility of pharmaceutical, biotechnology and other life sciences company stocks often does not relate to the operating performance of the companies represented by the stock. Some of the factors that may cause the market price of our common shares to fluctuate include:

●	results and timing of our clinical studies and clinical studies of our competitors’ products;
●	failure or discontinuation of any of our development programs;
●	issues in manufacturing our product candidates or future approved products;
●	regulatory developments or enforcement in the United States and non-U.S. countries with respect to our product candidates or our competitors’ products;
●	failure to achieve pricing and/or reimbursement;
●	competition from existing products or new products that may emerge;
●	developments or disputes concerning patents or other proprietary rights;
●	introduction of technological innovations or new commercial products by us or our competitors;
●	announcements by us, our collaborators or our competitors of significant acquisitions, strategic partnerships, joint ventures, collaborations or capital commitments;
●	changes in estimates or recommendations by securities analysts, if any cover our common shares;
●	fluctuations in the valuation of companies perceived by investors to be comparable to us;

●	public concern over our product candidates or any future approved products;
●	litigation;
●	future sales of our common shares;
●	share price and volume fluctuations attributable to inconsistent trading volume levels of our shares;
●	additions or departures of key personnel;
●	changes in the structure of health care payment systems in the United States or overseas;
●	failure of any of our product candidates, if approved, to achieve commercial success;
●	economic and other external factors or other disasters or crises, including health epidemics;
●	period-to-period fluctuations in our financial condition and results of operations, including the timing of receipt of any milestone or other payments under commercialization or licensing agreements;
●	general market conditions and market conditions for biopharmaceutical stocks; and
●	overall fluctuations in U.S. equity markets.

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

Future sales of a substantial number of our common shares, or the perception that such sales will occur, could cause a decline in the market price of our common shares. We had approximately 123.4 million common shares outstanding as of March 15, 2022. If our existing shareholders sell substantial amounts of common shares in the public market, or the market perceives that such sales may occur, the market price of our common shares and our ability to raise capital through the issuance of equity securities in the future could be adversely affected. In addition, we have registered on a Form S-8 registration statement all common shares that we may issue under our equity compensation plans. As a result, these shares can be freely sold in the public market upon issuance, subject to volume limitations applicable to affiliates.

On November 10, 2021, we filed a shelf registration statement on Form F-3 for the potential offer and sale by us, from time to time, in one or more offerings, of our common shares, senior debt securities, subordinated debt securities, warrants, purchase contracts or units. We have also entered into a sales agreement to offer and sell our common shares under a prior registration statement pursuant to an “at-the-market” offering. Because the price per share of each share sold under the registration statement will depend on the market price of our shares at the time of the sale and other market conditions, it is not possible at this stage to predict the number of shares that ultimately may be offered and sold under the registration statement. If we sell common shares, convertible securities or other equity securities, existing shareholders may be diluted by such sales, and in certain cases new investors could gain rights superior to our existing shareholders. Any sales of our common shares, or the perception that such sales could occur, could have a negative impact on the trading price of our shares.

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

We are a foreign private issuer and therefore we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. If, in the future, we are not a foreign private issuer, as of the end of the second fiscal quarter in any fiscal year, we would be required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers, including the application of US GAAP, in the subsequent fiscal year. In order to maintain our current status as a foreign private issuer, either (a) a majority of our common shares must be either directly or indirectly owned of record by non-residents of the United States or (b)(i) a majority of our managing directors or supervisory directors may not be United States citizens or residents, (ii) more than 50 percent of our assets cannot be located in the United States and (iii) our business must be administered principally outside the United States. If we were to lose this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and stock exchange rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would make it more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified supervisory directors.

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

The DCGC applies to all Dutch companies listed on a government-recognized stock exchange, whether in the Netherlands or elsewhere, including Nasdaq. We do not comply with all the best practice provisions of the DCGC. In our annual report for the fiscal year ended December 31, 2021, we will report on our compliance with the DCGC. This may affect your rights as a shareholder and you may not have the same level of protection as a shareholder in a Dutch company that fully complies with the DCGC.

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

Although we do not believe we were a “passive foreign investment company” (a “PFIC”) in 2021, we may be a PFIC in 2022 or one or more future taxable years. A U.S. investor may suffer adverse U.S. federal income tax consequences if we are a PFIC for any taxable year during which the U.S. investor holds common shares.

Under the Internal Revenue Code of 1986, as amended, or the Code, we will be a PFIC for any taxable year in which, after the application of certain “look-through” rules with respect to subsidiaries, either (i) 75% or more of our gross income consists of “passive income,” or (ii) 50% or more of the average quarterly value of our assets consist of assets that produce, or are held for the production of, “passive income.” Passive income generally includes interest, dividends, rents, certain non-active royalties and capital gains. Although we have not performed a definitive PFIC analysis using U.S. federal income tax principles, based on certain estimates as to composition of our income and assets, including the implied value, based on our market capitalization, of our assets that produce non-passive income, during 2021, we do not believe that we were a PFIC for our 2021 taxable year. However, there can be no assurance that the Internal Revenue Service, or the IRS, will agree with our conclusion. In addition, whether we will be a PFIC in 2022 or any future taxable year is uncertain because, among other things, we currently own a substantial amount of passive assets, including cash, and because the valuation of our assets that generate non-passive income for PFIC purposes, including our intangible assets, is uncertain and may vary substantially over time and the composition of our assets and income may vary substantially over time. The average quarterly value of our assets for purposes of determining our PFIC status for any taxable year (to the extent applicable) will generally be determined in part by reference to our market capitalization, which has fluctuated and may continue to fluctuate significantly over time. Accordingly, there can be no assurance that we will not be a PFIC for any future taxable year. In addition, we may, directly or indirectly, hold equity interests in other entities, including certain of our subsidiaries that are PFICs, or “Lower-tier PFICs.”

If we are a PFIC for any taxable year during which a U.S. investor holds common shares, we generally will continue to be treated as a PFIC with respect to that U.S. investor for all succeeding years during which the U.S. investor holds common shares, even if we cease to meet the threshold requirements for PFIC status. Such a U.S. investor may be subject to adverse tax consequences, including (i) the treatment of all or a portion of any gain on disposition as ordinary income, (ii) the application of a deferred interest charge on such gain and the receipt of certain dividends and (iii) compliance with certain reporting requirements. To avoid the application of the foregoing rules, a U.S. investor can make an election to treat us and each Lower-tier PFIC as a qualified electing fund (a “QEF Election”) in the first taxable year that we and each Lower-tier PFIC are treated as PFICs with respect to the U.S. investor. We currently intend to provide the information necessary for a U.S. investor to make a QEF Election with respect to us and each Lower-tier PFIC that we control for 2022 and for any future years with respect to which we determine that we or any Lower-tier PFIC that we control are or are likely to be a PFIC. A U.S. investor can also avoid certain of the adverse U.S. federal income tax consequences described above by making a mark-to-market election with respect to its common shares, provided that the common shares are “marketable.” U.S. investors should consult their tax advisers regarding the availability and advisability of making a QEF Election or a mark-to-market election in their particular circumstances. See “Material U.S. Federal Income Tax Considerations” for further information regarding the consequences to a U.S. investor if we are a PFIC for any taxable year during which the U.S. investor holds common shares.

One or more taxing authorities could challenge the German tax residency of the Company, and if such challenge were to be successful, the Company could be subject to increased and/or different taxes than we expect.

By reason of the Company's incorporation under Dutch law, it is deemed tax resident in the Netherlands for purposes of the Dutch Dividend Withholding Tax Act 1965 and the Dutch Corporate Income Tax Act 1969. As long as it continues to have its place of effective management in Germany, and not in the Netherlands, under the Convention between the Federal Republic of Germany and the Netherlands for the avoidance of double taxation with respect to taxes on income of 2012 (the "German-Dutch tax treaty"), the Company should be considered to be exclusively tax resident in Germany. However, the applicable tax laws or interpretations thereof, including the German-Dutch tax treaty and the interpretation thereof, may change. Furthermore, whether the Company has its place of effective management in Germany and is as such tax resident in Germany is largely a question of fact and degree based on all the circumstances, rather than a question of law, which facts and degree may also change. Changes to applicable laws or interpretations thereof and changes to applicable facts and circumstances (e.g., a change of board members or the place where board meetings take place), may result in the Company becoming a tax resident of a jurisdiction other than Germany, potentially resulting in the denial of benefits under the German-Dutch tax treaty. In that case, there would be a risk that both jurisdictions would levy dividend withholding tax, in addition to the risk of double taxation on the profits of the Company itself. These changes could have a material adverse impact on the Company's financial results and/or the future marketability of the Company's common shares.

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

We face an inherent risk of product liability lawsuits related to the testing of our product candidates in seriously ill patients, and will face an even greater risk if product candidates are approved by regulatory authorities and introduced commercially. Despite mandatory product liability insurances in the countries in which we are conducting our clinical studies, we cannot exclude that any claims will be brought against us or our collaborators although product liability claims by participants enrolled in our clinical studies will be usually covered by our insurances. If we cannot successfully defend ourselves against any such claims, we may incur substantial liabilities. Regardless of their merit or eventual outcome, liability claims may result in:

●	decreased demand for our future approved products;
●	injury to our reputation;
●	withdrawal of clinical study participants;

●	termination of clinical study sites or entire trial programs;
●	increased regulatory scrutiny;
●	significant litigation costs;
●	substantial monetary awards to or costly settlement with patients or other claimants;
●	product recalls or a change in the indications for which they may be used;
●	loss of revenue;
●	diversion of management and scientific resources from our business operations; and
●	the inability to commercialize our product candidates.

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

The following are examples of litigation and other adversarial proceedings or disputes that we could become a party to involving our patents or patents licensed to us:

●	we or our collaborators may initiate litigation or other proceedings against third parties to enforce our patent rights;
●	third parties may initiate litigation or other proceedings seeking to invalidate patents owned by or licensed to us or to obtain a declaratory judgment that their product or technology does not infringe our patents or patents licensed to us;
●	third parties may initiate opposition or re-examination proceedings challenging the validity or scope of our patent rights, requiring us or our collaborators and/or licensors to participate in such proceedings to defend the validity and scope of our patents;
●	there may be a challenge or dispute regarding inventorship or ownership of patents currently identified as being owned by or licensed to us;
●	the U.S. Patent and Trademark Office may initiate an interference between patents or patent applications owned by or licensed to us and those of our competitors, requiring us or our collaborators and/or licensors to participate in an interference proceeding to determine the priority of invention, which could jeopardize our patent rights; or
●	third parties may seek approval to market biosimilar versions of our future approved products prior to expiration of relevant patents owned by or licensed to us, requiring us to defend our patents, including by filing lawsuits alleging patent infringement.

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

The degree of future protection for our proprietary rights is uncertain because legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep our competitive advantage. For example:

●	others may be able to develop a platform that is similar to, or better than, ours in a way that is not covered by the claims of our patents;
●	others may be able to make compounds that are similar to our product candidates but that are not covered by the claims of our patents;
●	we might not have been the first to make the inventions covered by patents or pending patent applications;
●	we might not have been the first to file patent applications for these inventions;
●	any patents that we obtain may not provide us with any competitive advantages or may ultimately be found invalid or unenforceable; or
●	we may not develop additional proprietary technologies that are patentable.

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

ITEM 4. INFORMATION ON THE COMPANY

A.   History and development of the company

We are a clinical-stage immuno-oncology company focused on discovering and developing highly targeted cancer immunotherapies. Our product candidates represent an innovative approach to cancer treatment that seeks to harness the body’s own immune defenses to fight tumor cells. The most potent cells of the human defense arsenal are types of white blood cells called innate immune cells (Natural Killer cells, or NK cells, and macrophages) and T cells. Leveraging our fit-for-purpose ROCK® platform, we develop proprietary, next-generation bispecific and trispecific antibodies, so-called innate cell engagers, which are designed to direct innate immune cells and establish a bridge to cancer cells. Our innate cell engagers have the ability to bring innate immune cells into the proximity of tumor cells and trigger an activation cascade that leads to the destruction of cancer cells. Due to their novel tetravalent architecture with four binding domains, our innate cell engagers bind to their targets with high affinity. Different dosing schemes are being explored to allow for improved exposure in heavily pretreated patient populations. Based on their mechanism of action as well as the preclinical and clinical data we have generated to date, we believe that our product candidates as monotherapy and / or in combination, may ultimately improve response rates, clinical outcomes and survival in cancer patients, and could eventually become a cornerstone of modern targeted oncology care. Building on our leadership in the innate cell engager space, we are also developing novel antibody formats with the potential to tailor innate cell-engaging therapy to different indications and settings.

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

Our main offices and laboratories are located at the Technology Park adjacent to the German Cancer Research Center (DKFZ) in Heidelberg, where we employ 146 people, approximately 70% of whom have an advanced academic degree. Including Affimed Inc. and AbCheck (see description below) personnel, our total headcount is 197 (187 full time equivalents). We are led by experienced executives with a track record of successful product development, approvals and launches, specifically in the area of biologics and biopharmaceuticals. Our supervisory board is made up of highly experienced experts from the pharmaceutical and biotech industries, including individuals with a background and expertise in hematological malignancies.

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

B.   Business overview

Our Strategy

Our goal is to develop new treatment options for patients in need by activating innate immunity (e.g. NK cells and macrophages), the body’s first line of defense, to fight cancer. We are developing single agent and combination therapies to treat a variety of cancers. Our novel proprietary antibody platform, ROCK®, delivers several unique types of next-generation tetravalent antibody formats, including bispecific and trispecific innate cell engagers. Based on the distinctive properties and mechanism of action of these products, which have demonstrated preclinical and / or clinical activity, we believe that our product candidates, alone or in combination, could eventually become a key element of improving clinical outcomes in cancer patients. Key elements of our strategy to achieve this goal are to:

●	Rapidly advance the development of our clinical stage product candidates using a three-pronged development approach, including development (i) as monotherapy, (ii) in combination with adoptive NK cells, and (iii) in combinations with immunotherapies such as checkpoint inhibitors;

●	Establish R&D and commercialization capabilities in Europe and in the United States;
●	Use our technology platforms and intellectual property portfolio to continue to build our cancer immunotherapy pipeline;
●	Maximize the value of our collaboration arrangements with The MD Anderson Cancer Center, Genentech and Roivant, and establish new collaborations;

●	Intensify our collaboration with academia; and
●	Utilize AbCheck to generate and optimize antibodies.

Our Strengths

We believe we are a leader in developing innate immunity-based cancer immunotherapies due to several factors:

●	Our lead product candidate, AFM13, is a first-in-class innate cell engager for hematologic cancer indications;
●	Our development candidate, AFM24, is a first-in-class innate cell engager for EGFR expressing solid tumor indications;
●	Our development candidate, AFM28, is a first-in-class innate cell engager for AML ;
●	Our modular and versatile ROCK® platform, which we believe will enable future product candidates and collaborations with pharmaceutical companies;
●	We retain global commercial rights for AFM13, AFM24 and AFM28;
●	Our experienced management team has a strong track record in the development and commercialization of new medicines; and
●	We have a strong technology base and solid patent portfolio in the field of targeted immuno-oncology.

Our Research and Development Pipeline

We are developing a pipeline of innate cell engagers for the treatment of cancer as shown below:

Our most advanced candidate, AFM13, is a first-in-class  ICE® designed for the treatment of certain CD30-positive (CD30+) malignancies, including for both Hodgkin lymphoma and certain non-Hodgkin lymphomas. AFM13 selectively binds to CD30, a clinically validated target, and CD16A, an integral membrane glycoprotein receptor expressed on the surface of NK cells and macrophages, triggering a signal cascade that leads to the destruction of CD30-positive tumor cells. In contrast to conventional full-length antibodies, AFM13 does not bind to CD16B, which prevents binding to other cell types, e.g., neutrophils, and binds with equal affinity to CD16A polymorphisms at position 158. Furthermore, AFM13 binds CD16A with an approximately 1000-fold higher affinity than monoclonal antibodies thereby significantly increasing potency and efficacy as preclinically demonstrated. AFM13 is currently being investigated as monotherapy in a phase 2 registration-directed study in patients with relapsed/refractory peripheral T-cell lymphoma (PTCL), and in combination with adoptive NK cells in a Phase 1/2a clinical study in collaboration with the MD Anderson Cancer Center in patients with CD30+ lymphomas.

Our second candidate, AFM24, is a tetravalent, bispecific epidermal growth factor receptor (EGFR)and CD16A-binding innate cell engager. AFM24 is designed to address limitations, such as toxicities or treatment resistance, associated with current therapeutic anti-EGFR monoclonal antibodies, while also offering the potential for better efficacy and safety by using activation of innate immunity to target EGFR-expressing solid tumors rather than inhibition of EGFR-mediated signal transduction. AFM24 is currently being investigated as monotherapy in a first-in-human phase 1/2a study, and in two combination clinical studies investigating AFM24 with adoptive NK cells and a PD-L1 inhibitor.

Our third, wholly-owned ICE® molecule, AFM28, was developed from our ROCK® platform and is designed to bind to CD123, an established target in myeloid malignancies. We chose CD123 as it is almost universally expressed on leukemic blasts and leukemic stem cells in patients with AML, both at diagnosis and at relapse, and independently of cytogenetic risk. AFM28 is being developed for the treatment of patients with acute myeloid leukemia.  We believe that AFM28 could be the key to novel treatment approaches that can fulfill several unmet needs. We advanced AFM28 into preclinical studies in 2020 and expect to submit an IND application in the first half of 2022.

In August 2018, we entered into a research collaboration and license agreement with Genentech, a member of the Roche Group, for the development and commercialization of a number of  product candidates based on our  novel NK cell engager-based immuno-therapeutics to treat multiple cancers. The agreement included a license to AFM26, a tetravalent, bispecific B cell maturation antigen (BCMA)- and CD16A-bindingICE®  from our fit-for-purpose ROCK® platform, for the treatment of multiple myeloma. AFM26 is now known as RO7297089. RO7297089 employs a unique mechanism of action through high affinity engagement of NK cells and has demonstrated in vitro efficacy against cells with very low levels of BCMA expression. NK cell binding of RO7297089 is largely unaffected by IgG competition. During 2020, Genentech initiated a phase 1 study for RO7297089. Treatment with RO7297089 was well-tolerated at the dose levels tested, although infusion reactions necessitated long infusion duration for the first dose. Activity has been observed to date with partial responses at doses up to 1080 mg. There were no DLTs and a recommended phase 2 dose has not been identified. Genentech has decided not to progress with clinical development of RO7297089. The decision to discontinue the phase 1 study does not impact the development of other targets pursuant to the collaboration agreement with Genentech. Affimed is continuing its work with Genentech and expects to hand over a number of additional product candidates in the near future for further investigation by Genentech.

AFM32, another ICE® candidate in preclinical development against an undisclosed solid tumor  target is being investigated under a License and Strategic Collaboration with Roivant Sciences Ltd. (“Roivant”), pursuant to which we granted Roivant a license to develop and commercialize AFM32 and options to license additional novel ICE® molecules against other targets.

We believe that our collaborations help to validate and more rapidly advance our discovery efforts, technology platforms and product candidates. As part of our business development strategy, we aim to enter into additional research collaborations in order to derive further value from our platform and more fully leverage its potential.

COVID-19

In response to the COVID-19 pandemic, we have implemented mitigation procedures to ensure the safety of trial participants and healthcare professionals and that drug supply and other trial-related materials are ready and available for patients enrolled in our clinical trials. We are closely monitoring and adhering to relevant federal and local guidelines on COVID-19 to ensure the safety and health of our global workforce and help limit the spread of COVID-19, while maintaining business continuity. We mandated a work-from-home policy for all employees not involved in preclinical research, and adjusted operations for laboratory personnel at our headquarters in Heidelberg, Germany. In addition, we eliminated nonessential travel to minimize exposure to COVID-19. We will continue to work closely with clinical sites as well as respective competent authorities to ensure the safety of trial participants and healthcare professionals, as well as the appropriate use of healthcare resources during the COVID-19 pandemic, while preserving the conduct and data integrity of our clinical studies. For example, in January 2022, we announced that we would no longer pursue the TMF cohort in our phase 2 clinical trial evaluating AFM13 as monotherapy due to continuing challenges enrolling patients as a result of the COVID-19 pandemic.

At this time, our contract manufacturers are operating without interruption, and there is sufficient material for the AFM13 phase 2 registration-directed study in PTCL, the investigator sponsored trial of cord blood-derived allogeneic natural killer (NK) cells in combination with AFM13, and the ongoing AFM24 phase 1/2a monotherapy clinical study as well as combination studies with NK cell product and the checkpoint inhibitor atezolizumab. We are continually assessing the potential impact of the COVID-19 pandemic on patient enrollment and site activation in our clinical studies, and we will update trial timelines to the extent that changes arise as a result of the COVID-19 pandemic.

Immune System and Cancer Background

Immune System

The human immune system is characterized by an early, nonspecific initial response called innate immunity, and a highly specific response adapted to pathogenic or tumorigenic antigens called adaptive immunity. Although the human immune system is normally capable of recognizing foreign or aberrant cells, cancer cells have developed highly effective ways to escape the surveillance and defense mechanisms of the immune system. As a result, immune cells such as NK cells and macrophages (parts of the innate immune system) and T cells (a part of the adaptive immune system) cannot recognize tumor cells as foreign or aberrant and therefore cannot fight them.

●	NK cells: NK cells are important mediators of the innate immune system and can display cytotoxic, or cell-killing, activity against “altered self” (virus-infected and cancerous) cells. They were named “natural killers” because they recognize altered structures without the need for antigen processing and presentation. NK cells possess a large number of receptors that activate NK cells to destroy deviant cells.
●	Macrophages: Macrophages are mature monocytes that are present in all tissues and patrol the body in order to engulf and digest microorganisms, dead cells or cellular debris in a process called phagocytosis. In this role they are an important first line of defense of innate immunity and very important for inducing inflammation, secreting signaling molecules and presenting antigens to adaptive immune cells, all being important for the induction of immune responses.
●	T cells: T cells are part of the adaptive immune system and only target cells that present an antigen on their surface which has been presented before to the T cells by so-called antigen-presenting cells, such as dendritic cells and macrophages. The antigen presentation triggers a biological cascade, resulting in the clonal expansion of antigen-specific T cells.

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

According to the American Cancer Society, cancer is the second most common cause of death in the United States. In the United States, more than 1.9 million new cases of cancer are expected to be diagnosed in 2022, and more than 600,000 deaths from cancer are expected to occur. The 5-year relative survival rate for all cancers diagnosed during 2009-2015 was 69%. According to a United States National Institute of Health National Cancer Institute estimate, national expenditures for cancer care in the United States in 2017 were approximately $147 billion.

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

Cancer immunotherapy plays an increasingly important role among emerging cancer drug therapies. The science behind immunotherapies is to harness the body’s own immune system to fight tumor cells. There are different approaches: vaccinations, checkpoint modulators, T cell and innate cell engagers. For example, bispecific antibodies, or cellular therapies transform a patient’s own T cells to express a specific chimeric antigen receptors (CARs). Ipilimumab (Yervoy®), sipuleucel-T (Provenge®), and more recently nivolumab (Opdivo®), pembrolizumab (Keytruda®), and blinatumomab (Blincyto®) were amongst the first cancer immunotherapies to enter the market. Our platforms of bi- antibodies add further promise to the field of immuno-oncology.

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

Schematic Representation of our Fit-For-Purpose ROCK Platform

Our ROCK® platform offers modularity and versatility for customizable antibody generation, is differentiated from other technologies and is designed to deliver immune cell engagers that:

●	target different tumor-associated antigens;
●	enable tumor cell killing even with low target expression;
●	demonstrate high affinity binding and avidity based on bivalency;
●	recruit innate immune cells through anti-CD16A-specific epitopes ;
●	offer different PK profiles;
●	possess long cell retention time; and
●	show evidence of specific innate immune cell activation and their tumor infiltration (CD16A engagers).

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

Innate Cell Engagers

Our fit-for-purpose ROCK® platform enables the design and development of various antibody formats.

Specifically, our innate cell engagers are designed to have the following properties:

●	bispecific or trispecific targeting;
●	binding with high specificity, or selectivity;
●	binding with high affinity/avidity, or strength;
●	molecular weight allowing for intravenous bolus administration; and
●	stable structure conducive to efficient and cost-effective manufacturing.

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

CD16A is an integral membrane glycoprotein found on the surface of innate immune cells, namely NK cells and macrophages but not neutrophils. Classical mAbs bind not only to CD16A, but, to our knowledge, also to the highly homologous CD16B, an isoform differing from CD16A by only a few amino acids. CD16B is expressed on neutrophils, which are the most numerous white blood cells (leukocytes), and blood plasma contains high levels of soluble CD16B cleaved from the daily turnover of apoptotic neutrophils. Thus CD16B, being readily available to bind to any Fc-based antibody formats, facilitates target-mediated drug disposition for such antibodies. To engage and activate innate immune cells, we have generated a highly effective and specific human antibody that specifically targets the CD16A receptor and does not cross-react with CD16B. This antibody also binds to both CD16A allotypes (amino acid 158 with either valine or phenylalanine) with equal affinity, a polymorphism that has been shown to reduce efficacy of marketed classical antibodies such as trastuzumab or elotuzumab (see figure below).

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

Hodgkin Lymphoma is a type of lymphoma, a cancer originating from white blood cells called lymphocytes. There are approximately 9,000 new cases of HL in the United States every year and about 20,000 new cases in North America, the European Union and Japan. Depending on disease stage, patients with newly diagnosed HL are treated primarily with chemotherapy and sometimes in combination with radiotherapy. The current initial standard regimens are highly effective, but associated with acute and chronic toxicity. A number of patients are either refractory to or relapsing from standard therapy that included chemotherapy followed by Adcetris®, and we believe these represent a total of approximately 4,000-5,000 patients every year in North America, the European Union and Japan.

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

4% of all new cancer cases in the US are NHL (SEER Database). In 2021, approximately 81,560 new cases of NHL were diagnosed in the US (SEER estimate). 5-10% of all Non-Hodgkin Lymphomas (NHL) are peripheral T-Cell Lymphomas (PTCL) and the majority are B-Cell Lymphomas, with approximately a third of NHL being DLBCL.  There are between 4,000-8,000 newly diagnosed cases of PTCL in the US every year, of which 50-60% are positive for CD30.  There are approximately 27,000 newly diagnosed DLBCL patients in the US every year, of which approximately one fourth to one third are CD30+. Together, TCL and DLBCL contribute approximately 6,000-8,000 relapsed/refractory CD30+ cancer cases per year in North America, the European Union and Japan.

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

Our Product Candidates

Our development pipeline currently comprises three distinct product candidates for which we retain full commercial rights AFM13, AFM24 and AFM28 . Initially, we intend to pursue indications in which the medical need is high and for which there is a significant population of patients needing treatment in the salvage setting. This unmet medical need could mean that our therapeutics could be approved on an expedited basis. If and when we obtain approval for our product candidates as salvage therapies, we plan to explore whether they could also be used as first- or second-line treatments, most likely in combination with one or more treatments that comprise the existing standard of care. All of our product candidates have the potential to target several indications, which could represent significant additional commercial opportunities in the future.

AFM13

Overview

AFM13 is a first-in-class innate cell engager that is engineered to bind with high affinity to both CD30-expressing tumor cells and to CD16A surface proteins to activate NK cells and macrophages. AFM13 is intravenously administered and has several advantageous characteristics:

●	By targeting CD16A, AFM13 binds to NK cells and macrophages but not to neutrophils and is therefore more selective than full-length antibodies that bind to both CD16A and CD16B.
●	Preclinical experiments have demonstrated that the cytotoxic potency of AFM13 is consistently higher than native and Fc-enhanced anti-CD30 full-length antibodies.
●	AFM13 has the potential to be effective for all known and relevant genetic variants of CD16A.

The clinical and preclinical data that we have generated to date suggest that AFM13 appears to be well-differentiated from Adcetris®, an approved targeted therapy for HL and TCL patients. Although AFM13 employs the same target as Adcetris®, namely CD30, the two compounds are fundamentally different in their mechanism of action. Adcetris® is a targeted chemotherapy, while AFM13 is a targeted immunotherapy. Adcetris® delivers a toxin (monomethyl auristatin E) to the cells that carry the CD30 receptor, and the cell is killed by the action of the toxin after its internalization and release from the antibody. In contrast, AFM13 does not need to enter the cell, but serves as a connector on the cell surface between the CD30 receptor and a CD16A-positive immune cell. Once the cells are in contact, the killing activity of the immune cell is triggered.

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

Clinical development of AFM13 as monotherapy in T-cell Lymphoma

In November 2019, the first patient was dosed in a phase 2 registration-directed study of AFM13 as monotherapy in relapsed or refractory patients with CD30-positive peripheral T cell lymphoma (PTCL). In January 2022, we announced that we had completed enrollment of patients with PTCL in the registration-relevant portion of the study. We expect to report topline results from the study in the second half of 2022. The results of the study, if positive, could form the basis for a Biologics License Application (BLA) submission and support an accelerated approval given the unmet medical need for safe and effective new treatments in this hard-to-treat patient population. The study is designed to enroll patients with CD30-expressing PTCL who have relapsed after an earlier standard of care treatment or have refractory disease.

Dependent on their disease type and the magnitude of CD30 expression on their tumor cells, study participants were initially assigned to one of two study cohorts, each cohort receiving the same treatment of weekly AFM13 infusions (a 200 mg dose per infusion). The two cohorts were comprised of Cohort A, which included PTCL patients with ≥10% CD30 expression on tumor cells; and Cohort B, which included PTCL patients with >1% to< 10% CD30 expression on tumor cells. We have decided not to pursue the investigation of AFM13 therapy in patients with TMF due to the continuing challenges enrolling patients with this indication as a result of the COVID-19 pandemic and the completion of enrollment of the registration-directed portion of the trial. Of note, the TMF cohort was not part of the submission strategy for PTCL and thus halting the enrollment of the TMF cohort will not impact the development efforts in PTCL.

In March 2021, a pre-planned interim futility analysis was completed. The interim analysis was triggered following enrollment of 20 patients in each of the two main cohorts of the study, Cohort A and Cohort B. The futility boundary was derived from response rates for therapies that previously received accelerated approval in relapsed or refractory PTCL. The futility analysis demonstrated that the response rate in Cohort A achieved the predefined threshold for continuation of the study. The response rate in Cohort B was sufficiently comparable to allow merging of both cohorts into a single cohort for all patients with CD30 >1%, per the study protocol. Evidence of anti-tumor response was observed in both cohorts with complete and partial responses. The safety analysis was consistent with previously reported data from our phase 1 trials of AFM13, with infusion related reactions (IRRs) representing the main side effect. Following the introduction of mandatory premedication, IRRs were markedly reduced, resulting in fewer dose reductions and a trend towards better activity.

We have also supported a phase 1b/2a IST of AFM13 in patients with relapsed or refractory CD30-positive lymphoma with cutaneous presentation led by investigators at Columbia University in New York. In addition to determining clinical efficacy, this study was also translational in nature, designed to allow for serial biopsies that enable assessment of NK cell biology and tumor cell killing within the tumor microenvironment. Final clinical efficacy and safety analysis of this study was presented at the annual ASH conference in December 2020. In 15 patients (dosed at 1.5-7.0 mg/kg) AFM13 was well-tolerated and showed therapeutic activity as a single agent, with an ORR of 42% (6 of 14 patients, 1 patient not assessed). In detail, one complete response (CR), five partial responses (PRs) and five stable diseases (SDs) were observed. An analysis of biomarker correlatives showed a decrease in circulating NK cells (CD56+ CD3- , CD56+ CD16+, NKp46+) during therapy, with post-therapy recovery. In addition, increased CD69 expression on circulating NK cells from responders vs. non-responders was demonstrated. Tumor biopsies showed increased infiltration of CD56+ NK cells pre-therapy in responders compared to non-responders, while circulating CD4+ CD25+ T cells (Tregs) decreased in responders compared to non-responders.

Clinical development of AFM13 in combination with adoptive NK cells

In December 2016, we entered into a clinical development and commercialization collaboration with The MD Anderson Cancer Center (MDACC) to evaluate AFM13 in combination with MDACC’s cord-blood derived NK cell product. MDACC conducted preclinical research aimed at investigating its NK cells derived from umbilical cord blood in combination with AFM13. In December 2018, we presented data at the ASH Annual Meeting, outlining the successful approach of a novel premixed product comprising expanded cord-blood derived NK cells loaded with AFM13 to redirect their specificity against CD30-positive malignancies.

In September 2020, MDACC dosed the first patient in a phase 1 study. The study is designed to administer a stable complex of AFM13 pre-complexed with cord blood-derived allogeneic NK cells in different doses (numbers of pre-complexed NK cells) to patients with relapsed/refractory CD30-positive lymphoid malignancies followed by three doses of AFM13 as monotherapy. We fund research and development expenses for this collaboration and have licensed exclusive worldwide rights to further develop and commercialize any product developed under the collaboration. As of December 2021, a total of 19 patients with CD30-positive relapsed or refractory Hodgkin and non-Hodgkin lymphomas (17 and 2 patients, respectively) were treated with the novel combination of cbNK cells pre-complexed with AFM13. Three patients were treated with 1×106, three patients with 1×107 and 13 patients with 1×108 AFM13-pre-complexed cbNK cells per kg body weight.

As of the cutoff date, 17 of 19 patients had achieved an objective response to the treatment according to investigator assessment, with seven complete responses (CR) and ten partial responses (PR). Twelve of thirteen patients treated at the recommended phase 2 dose level of 108 cbNK cells per kg had relapsed or refractory Hodgkin Lymphoma. In this cohort of patients treated at the recommended phase 2 dose, 100% responded after the first cycle of treatment with five CRs and eight PRs according to investigator assessment. Of note, there were no instances of serious adverse events such as cytokine release syndrome, immune cell-associated neurotoxicity syndrome or graft-versus-host disease.

We published preclinical data with the German Cancer Research Center (DKFZ) presenting evidence of AFM13 modulating NK cells by sensitizing them to IL-2 and/or IL-15 stimulation. In this study, after exposure to AFM13, the NK cells showed improved IL-2- and IL-15-mediated proliferation and cytotoxicity. This data supports the rationale for further investigation of combining our NK cell engagers with IL-2-or IL-15 to potentially achieve deeper clinical responses.

Clinical development of AFM13 in combination with checkpoint inhibitors

In 2019, we completed a phase 1b clinical study investigating the combination of AFM13 with Merck’s anti-PD-1 antibody Keytruda® (pembrolizumab) in HL patients who had relapsed after or were refractory to chemotherapy and Adcetris®. The study was designed to establish a dosing regimen for the combination therapy and to assess its safety and efficacy. In this study, the combination was well-tolerated with most of the adverse events observed to be manageable with standard care and mild to moderate in nature. Best response assessment data from 24 patients treated at the highest AFM13 dose level (7 mg/kg) as reported by central read, showed an objective response rate (ORR) of 88% (21 of 24 patients), including complete metabolic responses (CmR) in 46% (11 of 24 patients) and partial metabolic responses (PmRs) in 42% (10 of 24 patients).

Other AFM13 clinical studies

A phase 2a clinical study of AFM13 in patients with HL started recruitment in the second quarter of 2015. The study enrolled 25 HL patients relapsed or refractory to treatment with Adcetris® (brentuximab vedotin) and/or anti-PD1 antibodies. Different dosing protocols of AFM13 were explored to allow for improved exposure in more heavily pre-treated patient populations. Final data was presented at the annual conference of the American Society of Hematology in December 2020. The overall response rate was 16.6% (95% CI, 4.5-36.1%). Twelve-month PFS and OS estimates were 12.6% (95% CI, 3.2 - 28.9%) and 62.0% (95%, CI 39.6 - 78.1) respectively. Treatment with AFM13 was deemed to be well tolerated.

AFM13-101 phase 1 dose escalation clinical study

From September 2010 to April 2013, we conducted a phase 1 clinical study of AFM13, AFM13-101, in patients with HL. All patients in this study suffered from heavily pre-treated relapsed/refractory disease and had documented progression of disease at study entry. The objectives of the study were to: determine the safety and tolerability of increasing doses of single cycles of AFM13 as a monotherapy; determine the maximum tolerated dose and optimal biological dose of AFM13; determine the pharmacokinetic (PK) profile of AFM13; analyze immunological markers, NK cell activity, NK cell markers, serum outcome markers and cytokine release; assess the immunogenicity, or ability to provoke an immune response, of AFM13; and assess the activity of AFM13. The phase 1 study was conducted in Germany and the United States. We submitted a CTA for the phase 1 study to the PEI in May 2010 and an IND application to the FDA in June 2010.

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

Of the 28 patients, 26 were eligible for efficacy evaluation. For the remaining two patients, efficacy assessments have not been performed. Of the 26 patients, three had a partial remission, 13 had stable disease and 10 had disease progression as best overall response. With the exception of the 0.04 mg/kg dose cohort, anti-tumor activity was observed at all dose levels tested but was more pronounced at or above 1.5 mg/kg. In this subgroup (n=13), 3 partial responses (>50% tumor shrinkage) and 7 cases with stable disease were observed, with an overall response rate of 23% (3/13) and a disease control rate of 77%.

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

Clinical development of AFM24 as monotherapy

In November 2019, our IND application for AFM24 cleared the required 30-day review by the FDA and is in effect for a phase 1/2a clinical trial of AFM24 in patients with advanced cancers known to express EGFR. We also received regulatory approval to commence a clinical trial of AFM24 from the UK and Spain. The initial goal of the study is to determine the maximum tolerated dose and recommended phase 2 dose of AFM24, as well as to evaluate the safety, pharmacokinetics, pharmacodynamics and preliminary efficacy in patients with advanced cancers known to express EGFR. The dose expansion phase of the study is intended to collect preliminary evidence of efficacy and to further confirm the safety of AFM24 as a monotherapy in patients with select solid tumor subtypes. The study started enrolling patients in the second quarter of 2020 and a weekly dose of 480 mg has been identified as the recommended phase 2 dose based on a comprehensive review of safety, pharmacokinetic and pharmacodynamic data, including exposure and NK cell CD16A receptor occupancy. A maximum tolerated dose has not been determined. AFM24 monotherapy showed a well-manageable safety profile.  Three expansion cohorts have been initiated at the recommended Phase 2 monotherapy dose including Renal cell carcinoma (clear cell), failing standard of care (SoC) including TKIs and PD1/PD-L1 targeted therapy; Non-small cell lung cancer (EGFR-mutant), failing SoC TKIs; and Colorectal cancer, failing chemotherapy plus VEGF- and EGFR-targeted antibodies.

Clinical development of AFM24 in combination with adoptive NK cells

In March 2021, the FDA cleared an IND application we co-sponsored with NKGen Biotech (formerly known as NKMax America) to initiate a first-in-human phase 1/2a study of AFM24 in combination with SNK01 NK cells in patients with advanced cancers known to express EGFR. The goal of this study is to determine the safety, pharmacokinetics and pharmacodynamics, as well as the maximum tolerated dose and recommended phase 2 dose, of AFM24 in combination with SNK01 NK cells. We initiated enrollment in the study in November 2021.

The study is conducted pursuant to a clinical collaboration agreement we signed with NKGen Biotech in October 2020. Under the agreement, the two companies will contribute their respective product candidates and resources for the clinical trial. The clinical trial will combine NKGen Biotech’s SNK01 (enhanced natural killer cells) with AFM24 in the autologous setting with the option to expand the clinical trial to the allogeneic setting. The cost of the clinical study will be shared by Affimed and NKGen Biotech. The agreement also provides for the opportunity to pursue further clinical study combinations with additional product candidates from both parties.

In addition, in November 2020, we entered an R&D collaboration with Artiva Biotherapeutics to assess the feasibility and preclinical activity of combinations of Artiva’s allogeneic NK cell product AB-101 and Affimed’s ICE® molecules, building on earlier preclinical studies demonstrating synergistic cytotoxic activity.

Under the agreement, AFM24 and other undisclosed targets will be combined with Artiva’s GMP-grade allogeneic NK cells during the cell manufacturing process. The pre-manufacturing process will include the loading of AB-101 with Affimed ICE® molecules prior to cryopreservation, creating specifically targeted allogeneic cells without the requirement for viral transduction. The resulting cryopreserved, off-the-shelf, targeted allogeneic NK cell products will be assessed for anti-tumor activity and development potential. The costs of manufacturing and preclinical assessments will be shared by both companies. The agreement provides for potential further development of selected combination products.

Clinical development of AFM24 in combination with checkpoint inhibitors

In February 2021, we entered into a clinical research collaboration with Roche to explore the combination of AFM24 with Roche’s PD-L1 checkpoint inhibitor atezolizumab (Tecentriq®). Pursuant to the collaboration, we will fund and conduct a phase 1/2a clinical trial to investigate the combination of AFM24 and atezolizumab for the treatment of advanced EGFR expressing malignancies in patients whose disease has progressed after treatment with previous anticancer therapies. Roche will supply us with atezolizumab for the clinical trial. The phase 1/2a study will establish a dosing regimen for the combination therapy and assess safety and potential activity of AFM24 in combination with atezolizumab. We initiated enrollment in the study in December 2021.

AFM26 (Genentech: RO7297089)

We have also developed AFM26, an innate cell-engaging bispecific antibody targeting B cell maturation antigen (BCMA) to address the medical need for a novel approach to treat multiple myeloma. In August 2018, Affimed announced a collaboration with Genentech, a Roche Group company, to investigate AFM26, renamed RO7297089, in BCMA-positive multiple myeloma patients who are refractory to standard-of-care therapies. Data presented at AACR 2020 on RO7297089 provided preclinical characterization of a novel BCMA/CD16A ICE® and showed that RO7297089 is a potent therapeutic agent in vitro and selectively kills BCMA expressing multiple myeloma tumor cells by activating innate immunity (ADCC and ADCP). The in vitro assessment demonstrated that, unlike T cell redirecting therapies, RO7297089 is unlikely to have a risk of acute cytokine release. In a one-month repeat-dose study in cynomolgus monkeys, RO7297089 was well tolerated, and there were no test article-related adverse effects at up to 50 mg/kg, with no significant cytokine release.  In the phase 1 study,  treatment with RO7297089 was well-tolerated at the dose levels tested, although infusion-related reactions necessitated long infusion duration for the first dose. Activity has been observed to date with partial responses at doses up to 1080 mg. There were no DLTs and a recommended phase 2 dose has not been identified. Genentech has decided not to progress with clinical development of RO7297089.

AFM28

AFM28 is designed to bind to CD123, an established target in myeloid malignancies. We chose CD123 as it is almost universally expressed on leukemic blasts and leukemic stem cells in patients with AML, both at diagnosis and at relapse, and independently of cytogenetic risk. AFM28 is being developed for the treatment of patients with acute myeloid leukemia. AFM28 is currently in preclinical development, and we expect to file an IND application with the FDA in the first half of 2022. Preclinical data suggest that AFM28 potently depletes primary CD123 + tumor cells via NK cell-mediated ADCC and promises to effectively target both leukemic blasts and leukemic stem cells (LSCs). High-binding affinity, potent NK-cell activation and target cell lysis with low risk of CRS suggest AFM28 is superior to previously developed Fc-enhanced anti‐CD123 IgG and T cell-based therapies. In a cynomolgus toxicology model AFM28 was well-tolerated and demonstrated the anticipated pharmacodynamic activity.

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

Roivant Sciences

Overview

On November 9, 2020, we announced that we entered into a license and strategic collaboration agreement with a subsidiary of Roivant Sciences Ltd. (“Roivant”) to develop and commercialize novel ICE® molecules, including AFM32, in oncology. Under the terms of the agreement, we received $60 million in upfront consideration, comprised of $40 million in cash and pre-paid R&D funding, and $20 million of newly issued shares in Roivant, which are subject to lock-up through March 31, 2022. We are eligible to receive up to an additional $2 billion in milestones over time upon achievement of specified development, regulatory and commercial milestones, as well as tiered royalties on net sales.

Research collaboration and license agreement

Pursuant to the Roivant Agreement, Affivant Sciences GmbH (“Affivant”) was created and is primarily responsible for clinical development and commercialization worldwide in respect of each product candidate, while we will collaborate in the discovery and research phases of molecule development. Each product candidate will be developed pursuant to a research program (“Research Program”) and conducted by a joint project team, which will be overseen by a joint steering committee (the “JSC”), consisting of an equal number of representatives of Affivant and our company. If the JSC is unable to reach agreement on a particular matter, Affivant will generally have final decision-making authority, provided that the JSC may not decide on matters that (i) relate exclusively to the use of our innate cell engaging ROCK® technology platform as generally applied and not specifically applied to any licensed antibody products developed under their corresponding Research Program and directed, as applicable, to the lead target or any additional Affivant targets or (ii) would increase the then current number of full-time equivalents (“FTEs”) that we have assigned to the performance of the research plan for a certain Research Program by more than a certain number of additional FTEs. Except with respect to the activities being conducted by Affivant and us under the Research Programs and subject to our co-promotion option, Affivant shall have sole responsibility for, and bear all costs for, researching, developing and commercializing each product candidate, including all regulatory matters in relation thereto. The Research Programs will be funded by Affivant through an upfront payment to us.

We are subject to certain effort requirements in connection with our research activities under the Roivant Agreement, provision of technical assistance to Affivant and agreement with Affivant upon designation of the exclusive targets. Affivant must use diligent efforts to clinically develop and commercialize at least one licensed product that binds to each exclusive target in the United States, the European Union or Japan.

Affivant will own intellectual property that solely relates to the composition, method of use or manufacture of the any antibody product directed against the designated targets. We will own intellectual property that is an improvement of or otherwise solely relates to our innate cell engaging ROCK® technology. Other newly developed intellectual property will either be owned solely by a party if that party solely developed it or will be jointly owned by us and Affivant if developed by both parties.

The Roivant Agreement will expire on a country-by-country basis and licensed product-by-licensed product basis when there is no remaining royalty payment or other payment obligation in such country with respect to a licensed product. Either party may terminate the Roivant Agreement in its entirety, or with respect to a particular target, for any uncured material breach of the Roivant Agreement by the other party. Either party may also terminate the Roivant Agreement upon the other party’s insolvency.

Affivant also has the right to unilaterally terminate the Roivant Agreement in its entirety, in its sole discretion, upon certain advance written notice. If the Roivant Agreement is terminated in its entirety, either by Affivant for convenience or by Affimed for Newco’s uncured material breach or bankruptcy, Affimed has a right to negotiate commercially reasonable terms under which Affivant grants to Affimed a license to the licensed products with respect to any exclusive target existing as of such termination date. If Affimed does not agree with Affivant on such terms, the dispute will be settled by arbitration.

Genentech

Overview

On August 24, 2018 we entered into a research collaboration and license agreement with Genentech, a member of the Roche Group, for the development and commercialization of certain product candidates that contain novel NK cell engager-based immuno-therapeutics to treat multiple cancers. Under the terms of the agreement, in the fourth quarter of 2018, we received $96 million.

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

In addition to the $96 million in payments received in 2018, we are eligible to receive up to approximately $5.0 billion in total milestone payments upon successful development and commercialization of all product candidates developed pursuant to the Agreement. Of the $5.0 billion in milestone payments, approximately $250 million relate to development activities, $1.1 billion relate to receipt of regulatory approvals, and $3.6 billion relate to achievement of specified thresholds of worldwide net sales. In addition, we are eligible to receive tiered royalties from Genentech on net sales of licensed product candidates on a product-by-product and country-by-country basis until the later of the date when there are no valid patent claims under our licensed patents covering such licensed product in the applicable country and the tenth anniversary of the date of first commercial sale of such licensed product in such country. In March 2019, we were informed that an initial pre-clinical milestone was approved by Genentech. On November 7, 2019, we also announced that Genentech exercised its final option for an exclusive target under the companies’ collaboration agreement to develop and commercialize novel NK cell engager-based immuno-therapeutics generated by our ROCK® platform to treat multiple cancers. The target selection triggered a milestone payment, in an undisclosed amount, to us from Genentech. During 2020, Genentech initiated a phase 1 clinical study for RO7297089, which triggered an additional milestone payment in an undisclosed amount.

Under the terms of the Agreement, Genentech will be responsible for the majority of the research, development and commercialization costs incurred in respect of each product candidate. The development of each product candidate will be overseen by a joint project team, which will in turn be overseen by a joint research committee, or JRC, consisting of an equal number of representatives of Genentech and us. If the JRC is unable to reach agreement, Genentech generally has final decision-making authority, provided that the JRC may not increase or decrease costs dedicated to our research activities under any research plan without our consent.

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

We will own intellectual property that we solely develop under the Agreement or that predominantly relates to its antibody engineering platform or molecule fragments that bind to the NK cell. Genentech will own intellectual property that it solely develops under the Agreement or that predominantly relates to an antibody designed to solely bind to an exclusive target. Other newly developed intellectual property will be jointly owned by us and Genentech. The parties will jointly prosecute related patents and Genentech will make final decisions regarding prosecution of patents that claim exclusive targets or relate to developed intellectual property that it solely owns under the Agreement and we will make final decisions regarding prosecution of patents that relate to developed intellectual property that we solely own under the Agreement.

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

During the second quarter of 2021, Genentech informed Affimed that the Phase 1 study of RO7297089 (anti-BCMA/CD16A) was discontinued. A portion of these potential milestone payments are associated with that molecule.

MD Anderson Cancer Center

In December 2020, we entered into a patent and technology license agreement with MD Anderson Cancer Center (the “MDACC License Agreement”), for the development and commercialization of certain novel oncology therapeutics resulting from the combination of cord blood-derived natural killer cells (CBNKs) and ICE® molecules, including AFM13. Under the terms of the MDACC License Agreement, we were granted an exclusive, royalty-bearing, sublicensable worldwide license during the term of the MDACC License Agreement to develop, manufacture and commercialize combination products requiring MDACC’s patent rights and know-how. Pursuant to the MDACC License Agreement, we paid MDACC a nonrefundable upfront license fee, and MDACC is eligible to receive payments for development, regulatory and commercial milestones on a product-by-product basis. Milestone payments include, (i) for AFM13, up to $27 million in development milestones, $52.5 million in regulatory milestones and $90 million in commercial milestones, and (ii) for any other combination product, up to $14.25 million in development milestones, $26.25 million in regulatory milestones and $45 million in commercial milestones. MDACC is also eligible to receive low single-digit, tiered royalties on net sales of products developed pursuant to the MDACC License Agreement. MDACC is also eligible to receive certain payments pursuant to any sublicense of our rights under the MDACC License Agreement.

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

AFM13

We own and/or control our AFM13 (CD30 NK cell TandAb) patent portfolio, which includes several patent families. Our first patent family is issued and relates to the engineered antibody format, which is called TandAb, and the methods of making or using such bispecific, tetravalent domain antibodies. This patent family expired in 2019.

The second patent family on AFM13 was granted for the use of the specific target combination for the treatment of cancer using a bispecific molecule. This patent family was granted in Europe (Austria, Belgium, France, Germany, Great Britain, Ireland, Italy, the Netherlands, Spain and Switzerland/Liechtenstein) and expired in 2020. One patent family relates to the mode of action of AFM13, the recruitment of immune effector cells via a specific receptor. We filed a related PCT application in 2006. Any patents resulting from these patent applications, if issued, also will expire in 2026. Patents have been granted in Australia, Brazil, Canada, China, Hong Kong, India, Japan, Russia, Europe (France, Great Britain, Germany, Switzerland and Liechtenstein, Belgium, the Netherlands, Italy, Spain, Austria, Denmark and Sweden) and certain claims have been allowed in the United States (expiry of the US patent in 2029). In 2016 a patent application claiming a combination of AFM13 with PD-1 antibodies was filed. The respective PCT application is pending in Brazil, Canada, Europe, India, Japan, Russia and the United States. Patents have been granted in Australia, Europe (Austria, Belgium, Switzerland/Liechtenstein, Czech Republic, Germany, Denmark, Spain, Finland, France, Great Britain, Greece, Hungary, Ireland, Italy, Luxembourg, Monaco, Malta, Netherlands, Norway, Poland, Portugal, Sweden, San Marino und Turkey), China and Japan. An additional PCT application claiming a method for the production of AFM13 and the related product was filed in 2020 and respective issued patents will expire 2040.

AFM24

We own and/or control patents that cover our EGFR/CD16A compound. As is the case for AFM13, these include a patent family relating to the recruiting of immune effector cells via a specific receptor, which will expire in 2026, generally, and in 2029 in the United States. Patents have been granted in Australia, Brazil, China, India, Russia, Europe (France, Great Britain, Germany, Switzerland and Liechtenstein, Belgium, the Netherlands, Italy, Spain, Austria, Denmark, and Sweden) and in the United States. In 2019, a PCT patent application was filed which relates to the specific AFM24 compound. National phases of the application are pending in Europe, the United States, Canada, Mexico, Brazil, Russia, China, Hong Kong, Singapore, South Korea, Israel, Australia, New Zealand, Japan, South Africa, and India. Any patents resulting from these patent applications, if issued, will expire in 2039.

AFM26

We have out licensed the patents which cover our BCMA/CD16A compound. These include a patent family directed to BCMA/CD16A TandAb constructs pending in Australia, Canada, China, Europe, Japan and the United States. In 2019 a patent application was filed which relates to specific multivalent antibody constructs and the specific AFM26 compound. The application was nationalized in Argentina, Taiwan, the Gulf Cooperation Council, United States, Australia, Brazil, Canada, Chile, Costa Rica, Israel, Iran, Malaysia, China, Columbia, Egypt, Europe, India, Indonesia, Japan, South Korea, Mexico, Peru, Philippines, Singapore, South Africa, Thailand, Ukraine, and Vietnam. Any patents resulting from these patent applications, if issued, will expire in 2039. In the United States and China patents specific for the AFM26 compound have been granted.

AFM28

We own and/or control a patent application relating to specific multivalent antibody constructs and claims the format of the AFM28 compound in the generic manner of the ROCK® platform. The application was nationalized in Argentina, Taiwan, the Gulf Cooperation Council, United States, Australia, Brazil, Canada, Chile, Costa Rica, Israel, Iran, Malaysia, China, Columbia, Egypt, Europe, India, Indonesia, Japan, South Korea, Mexico, Peru, Philippines, Singapore, South Africa, Thailand, Ukraine, and Vietnam. Any patents resulting from these patent applications, if issued, will expire in 2039.

ROCK ® platform

We own and/or control our immune cell engager platform patent portfolio. This includes a patent family that covers multivalent antibody constructs comprised of four variable domains which are fused by linkers in different length. The claims with regard to use of such immune cell engager antibodies cover general diagnostic and therapeutic use, in particular for viral, bacterial or tumoral diseases. These patents expired in 2019 and were granted in Australia, Canada, certain countries in Europe, Japan and the United States. Another pending patent application covers immune cell engagers that have a different immune cell engager structure which shows increased potency. The application is currently pending in Australia, Brazil, Canada, China, Europe, Japan, Mexico, Russia, and the United States and if issued the patent will expire in 2030. Closely related to the immune cell engager platform is the Flexibody format, which is covered by a patent family fully owned by us, granted in Europe and Japan. A U.S. application in this family is still pending. These patents and applications (if issued) will expire in 2021. The latest patent application relating to specific Fc-comprising ROCK® antibody constructs, which claims the generic format of AFM26, AFM28 and AFM32 as well as the specific AFM26 compound was filed in 2019. The application was nationalized in Argentina, Taiwan, the Gulf Cooperation Council, United States, Australia, Brazil, Canada, Chile, Costa Rica, Israel, Iran, Malaysia, China, Columbia, Egypt, Europe, India, Indonesia, Japan, South Korea, Mexico, Peru, Philippines, Singapore, South Africa, Thailand, Ukraine, and Vietnam. Any patents resulting from these patent applications, if issued, will expire in 2039.

Trispecific Antibodies

Another platform development effort resulted in the successful generation of a trispecific antibody format, for which we submitted patent applications in Australia, Brazil, Canada, China, Europe, India, Japan, Mexico, Russia, South Africa, South Korea, and the U.S. in 2015. Patents based on this application have been granted in Europe, Japan and South Africa. Another International PCT-application was filed in 2016 for further trispecific antibody formats. These patent applications were submitted to cover several dimeric and trispecific antibody formats which are based on variable domains characterized by a common specific dimerization pattern. The application is currently pending in Australia, Brazil, Canada, China, Europe, Hong Kong, India, Israel, Japan, Mexico, Russia, Singapore, South Africa, South Korea, and the United States and if issued the patent will expire in 2036.

Novel Tetravalent Bispecific Antibody Formats

We are exploring various tetravalent, bispecific immune cell engagement formats designed to prolong both serum PK and pharmacodynamics.

In-Licensed Intellectual Property

We have entered into exclusive as well as non-exclusive patent and know-how license agreements which grant us the right to develop, use and commercialize our immune cell engager antibody platform and product candidates derived thereof. The licenses include obligations to pay development milestones and sales royalties on products we develop and commercialize that were generated using patented technologies.

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

The technology transfer generally includes several different aspects: the development of a production cell line, the development of research, master and working cell banks, the development and qualification of upstream and downstream processes, the development of the drug product form and process and the development of suitable validated analytical methods for test and release, as well as stability testing. During the development of our drug candidates, our CMOs scale the manufacturing process to suitable size. Such upscaling typically takes several steps and may involve modification of the process, in which case comparability of the resulting material to earlier preclinical and clinical material must be demonstrated to the relevant authorities before proceeding with further clinical studies. From our CMOs we receive process development-derived material for preclinical testing and material meeting GMP standards for clinical supplies.

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

We have successfully scaled up the processes for AFM13 and AFM24 and manufactured material to meet the clinical drug supply demands for our clinical studies. We are currently working with several external companies to establish a manufacturing process with a productivity adequate for the commercial phase.

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

Clinical phase 2 data with the anti-PD-1 CPIs nivolumab and pembrolizumab in HL have been published. These data indicate that treatment with anti-PD-1 antibodies results in high response rates in the salvage setting of HL. In 2016, the FDA granted accelerated approval, and the European Commission granted approval for nivolumab in classical HL patients who have relapsed or progressed after autologous hematopoietic stem cell transplantation and brentuximab vedotin (Adcetris®). In 2017, the FDA granted accelerated approval, and the European Commission granted approval for pembrolizumab in adult and pediatric patients with refractory cHL who have relapsed after 3 or more prior lines of therapy, and the European Commission granted approval for pembrolizumab in adult patients with relapsed or refractory cHL who have failed autologous stem cell transplant (ASCT) and brentuximab vedotin, or who are transplant-ineligible and have failed brentuximab vedotin. In 2020, the FDA approved an expanded label for pembrolizumab in relapsed or refractory cHL. Phase 2 and phase 3 studies of brentuximab vedotin in combination with nivolumab in HL are ongoing. If AFM13 were to be approved for HL, we could be in competition with these therapies, as well as any other therapies or combination regimens that comprise the standard of care that AFM13 could potentially displace. Several other agents have reached proof of concept clinical studies in HL, including Afinitor (Novartis AG), and lenalidomide (Celgene).

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

We expect that our ROCK® platform as well as our novel antibody formats derived from this platform will serve as the basis for future product candidates and collaborations with pharmaceutical companies. Other companies also have developed platform technologies that may compete with our platforms. For example, Dragonfly Therapeutics is developing TriNKET, which specifically activates cells of the innate and adaptive immune system and has recently started clinical development of one of these TriNKET assets. GT Biopharma is developing its TriKEs and TetraKEs platform designed to target natural killer cells and tumor cells forming an immune synapse between the NK cell and the tumor cell thereby inducing NK cell activation at that site, and recently started clinical development of multiple assets. Moreover, Innate Pharma has several assets in development from its ANKET platform, which engages natural killer cells and targets tumor antigens.

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

Expedited Program

Speeding the availability of drugs that treat serious diseases are in everyone’s interest, in particular when the drugs are the first available treatment or if the drug has advantages over existing treatments. The FDA has developed four distinct approaches to making such drugs available as rapidly as possible: a) Priority Review, b) Breakthrough Therapy, c) Accelerated Approval and d) Fast Track. In short:

●	Priority Review: A Priority Review designation means that FDA’s goal is to take action on the application within 6 months.
●	Breakthrough Therapy: A process designed to expedite the development and review of drugs which may demonstrate substantial improvement over available therapy.
●	Accelerated Approval: These regulations allow drugs for serious conditions that fill an unmet medical need to be approved based on a surrogate endpoint.
●	Fast Track: This is a process designed to facilitate the development and expedite the review of drugs to treat serious conditions and fill an unmet medical need.

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

We have received orphan drug designation for AFM13 for the treatment of HL in the United States and Europe and for and T-cell lymphoma in the United States.

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

The process regarding approval of medicinal products in the European Union follows roughly the same lines as in the United States and likewise generally involves satisfactorily completing each of the following:

●	preclinical laboratory tests, animal studies and formulation studies all performed in accordance with the applicable EU Good Laboratory Practice regulations;
●	submission to the relevant national authorities of a clinical study application or CTA for each study in humans, which must be approved before the study may begin;
●	performance of adequate and well-controlled clinical studies to establish the safety and efficacy of the product for each proposed indication;
●	submission to the relevant competent authorities of a Marketing Authorization Application or MAA, which includes the data supporting safety and efficacy as well as detailed information on the manufacture and composition of the product in clinical development and proposed labeling;
●	satisfactory completion of an inspection by the relevant national authorities of the manufacturing facility or facilities, including those of third parties, at which the product is produced to assess compliance with strictly enforced current Good Manufacturing Practices;
●	potential audits of the non-clinical and clinical study sites that generated the data in support of the MAA; and
●	review and approval by the relevant competent authority of the MAA before any commercial marketing, sale or shipment of the product.

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

Regulation (EC) 1901/2006 also introduced several incentives for the development of medicines for children in the EU:

●	medicines that have been authorized across the European Union in compliance with an agreed PIP are eligible for an extension of their patent protection by six months. This is the case even when the pediatric studies’ results are negative;
●	for orphan medicines, the incentive is an additional two years of market exclusivity, extending the typical 10-year period to 12 years;
●	scientific advice and protocol assistance at the EMA are free of charge for questions relating to the development of medicines for children; and

●	medicines developed specifically for children that are already authorized but are not protected by a patent or supplementary protection certificate may be eligible for a paediatric use marketing authorization, or PUMA. If a PUMA is granted, the product will benefit from 10 years of market protection as an incentive for the development of the product for use in children.

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

Orphan drug designation

Regulation (EC) 141/2000 states that a drug shall be designated as an orphan drug if its sponsor can establish:

(a)	that it is intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition affecting not more than five in 10,000 persons in the European Union when the application is made, or;
(b)	that it is intended for the diagnosis, prevention or treatment of a life-threatening, seriously debilitating or serious and chronic condition in the European Union and that without incentives it is unlikely that the marketing of the drug in the European Union would generate sufficient return to justify the necessary investment; and
(c)	that there exists no satisfactory method of diagnosis, prevention or treatment of the condition in question that has been authorized in the European Union or, if such method exists, the drug will be of significant benefit to those affected by that condition.

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

D.   Property, plant and equipment

Our headquarters are in Heidelberg, Germany, where we occupy office and laboratory space at the Technologiepark (Technology Park). The majority of this space will expire in 2022 and 2023 respectively and the remaining space (below 10%) in 2025. We are currently in negotiation to harmonize all leases in Heidelberg to have an expiry date in 2023. We have signed a new lease contract for offices and laboratories in 2021 and we are planning to move to a new facility in Mannheim, Germany, in 2023. The contractual lease term is ten years including a cancellation option after five years with an expected start mid-2023. The terms provide for renewal options.

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

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations together with the information in our consolidated audited financial statements, including the notes thereto, included in this Annual Report. The following discussion is based on our financial information prepared in accordance with IFRS as issued by the IASB, which might differ in material respects from generally accepted accounting principles in other jurisdictions. The following discussion includes forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including, but not limited to, those described under “Risk Factors” and elsewhere in this Annual Report.

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

To date, we have financed our operations primarily through our public offerings of our common shares, private placements of equity securities, the incurrence of loans including convertible loans and through government grants and payments for collaborative research and development services. Through December 31, 2021, we have raised an aggregate of €474.5 million (gross proceeds) through the issuance of equity and incurrence of loans. To date, we have not generated any revenues from product sales or royalties. Based on our current plans, we do not expect to generate product or royalty revenues unless and until we or any collaboration partner obtain marketing approval for, and commercialize, any of our product candidates.

We have generated losses since we began our drug development operations in 2000. For the year ended December 31, 2021, we incurred a net loss of €57.5 million. As of December 31, 2021, we had an accumulated deficit of €333.4 million.

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

Collaboration Agreements

We have entered into strategic collaborations for some of our therapeutic programs. As part of our business development strategy, we aim to increase the number of our research collaborations in order to derive further value from our platforms and more fully exploit their potential. Key terms of our current material collaborations are summarized below and more details are given under “Item 4. B. Business overview.”

Roivant

On November 9, 2020, we announced that we entered into a license and strategic collaboration agreement with a subsidiary of Roivant Sciences Ltd. (“Roivant”) to develop and commercialize novel ICE® molecules, including AFM32, in oncology. Under the terms of the agreement, we received $60 million in upfront consideration, comprised of $40 million in cash and pre-paid R&D funding, and $20 million of newly issued shares in Roivant Sciences Ltd. We are eligible to receive up to an additional $2 billion in milestones over time upon achievement of specified development, regulatory and commercial milestones, as well as tiered royalties on net sales.

We recognized revenues of €17.7 million in 2021.

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

We recognized revenues of €21.6 million in 2021.

Financial Operations Overview

Revenue

To date, our revenues have consisted principally of collaboration and service revenue.

Collaboration revenue.  Collaboration revenue for year ended December 31, 2021 amounted to €39.3 million, with €21.6 from the Genentech collaboration and €17.7 million from the Roivant collaboration. Collaboration revenue for year ended December 31, 2020 amounted to €27.8 million, with €26.2 million from the Genentech collaboration and €1.4 million from the Roivant collaboration.

Service revenue.  Service revenue is primarily revenue from service contracts entered into by AbCheck, our wholly owned, independently operated antibody screening platform. We recognized €1.1 million and €0.6 million of third party service revenue in 2021 and 2020, respectively. Service revenue of AbCheck is derived from third party contracts as well as from the utilization of the entity by Affimed. The increase or decrease in the use of AbCheck’s service capabilities by Affimed has an impact on AbCheck’s ability to generate third party revenues.

In the future, the timing of our revenue may vary significantly from the receipt of the related cash flows, as the revenue from some upfront or initiation payments is deferred and recognized as revenue over the estimated service period, while other revenue is earned when received, such as milestone payments or service fees.

Our revenue has varied substantially, especially due to the impact of collaboration revenue received from Genentech and Roivant. The amount of future revenue is dependent on the services performed and milestones reached for our existing collaborations and on our ability to conclude new collaboration arrangements and the terms we are able to negotiate with our partners.

Other Income

Other income for years 2020 and 2021 primarily relates to government grants for research and development projects of €348,000 in 2020 and €344,000 in 2021 and research collaborations where costs are shared equally between both parties of €0 in 2020 and €1,072,000 in 2021.

Research and Development Expenses

Research and development expenses consist principally of:

●	salaries for research and development staff and related expenses, including benefits;
●	costs for production of preclinical compounds and drug substances by contract manufacturers;
●	fees and other costs paid to contract research organizations in connection with additional preclinical testing and the performance of clinical trials;
●	costs of related facilities, materials and equipment;
●	costs associated with obtaining and maintaining patents and other intellectual property;
●	amortization and depreciation of tangible and intangible fixed assets used to develop our product candidates; and
●	expenses for share-based payments.

Based on our current budget we expect that our total research and development expenses in 2022 will increase as compared to 2021. Our research and development expenses primarily relate to the following key programs:

AFM13. The following is a summary of completed and ongoing research and development activities for AFM13:

●	In September 2020, a phase 1 clinical study was initiated in collaboration with the University of Texas MD Anderson Cancer Center (MDACC), in which MDACC is investigating the combination of AFM13 with allogeneic NK cells. MDACC is administering a stable complex of AFM13 pre-complexed with cord blood-derived allogeneic NK cells in different doses (numbers of pre-complexed NK cells) into patients with relapsed/refractory CD30-positive lymphoid malignancies.

●	In December 2021, the FDA approved an amendment to the AFM13-104 trial protocol to increase the patient population treated at the recommended phase 2 dose (RP2D) to 40 CD30-positive lymphoma patients, including both Hodgkin Lymphoma (HL) patients and non-Hodgkin Lymphoma (NHL) patients, and allow for the treatment of patients with more than the two cycles of therapy, at the investigator’s discretion. With the approval of the protocol amendment, MDACC has initiated enrollment of patients into the phase 2 portion of the trial, triggering an undisclosed milestone payment to MDACC which was included in R&D expense for 2021 and paid during the first quarter of 2022.
●	In November 2019, we initiated a registration directed phase 2 study of AFM13 as monotherapy in relapsed or refractory patients suffering from peripheral T cell lymphoma (PTCL). In March 2021, we announced positive results from an interim futility analysis for the study. In January 2022, we completed enrollment of the study and expect to release topline results in the 2nd half of 2022.
●	In 2017, an investigator-sponsored Phase 1b/2a study was initiated by Columbia University to investigate AFM13 as monotherapy in patients with relapsed or refractory CD30-positive lymphoma with cutaneous manifestation, and the study is now complete.
●	In 2016, we initiated a phase 1b study investigating the combination of AFM13 with Merck’s anti-PD1 antibody Keytruda® (pembrolizumab) in patients with relapsed/refractory HL and the study is now complete.
●	In 2015, an investigator-initiated monotherapeutic phase 2a clinical trial of AFM13 in relapsed/refractory Hodgkin Lymphoma was initiated and the study is now complete.
●	We anticipate that our research and development expenses in 2022 for AFM13 will increase compared to those for 2021 due to the initiation of new clinical studies, pre-clinical studies with collaboration partners and the scale-up of the production of AFM13 for commercial purposes.

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

AFM24. AFM24, a tetravalent, bispecific epidermal growth factor receptor, and CD16A-binding innate cell engager. During 2021, we identified the RP2D for AFM24 monotherapy of 480 mg weekly in patients with EGFR-expressing solid tumors and, with the achievement of this milestone, embarked on a broad development strategy for AFM24, which includes the initiation of three studies investigating various EGFR-expressing solid tumor indications. We have initiated enrollment in the expansion phase of the monotherapy AFM24 trial at the RP2D. We also initiated enrollment in two separate phase 1/2a combination studies. The first is investigating the combination of AFM24 with SNK01 (ex vivo expanded and activated autologous NK cell therapy from NKGen Biotech) to treat patients with non-small cell lung cancer (NSCLC, EGFR-wildtype), squamous cell carcinoma of the head and neck, and colorectal cancer. The second study is investigating the combination of AFM24 with Roche’s atezolizumab, an anti-PD-L1 checkpoint inhibitor to treat patients with non-small cell lung cancer (EGFR-wildtype), gastric and gastroesophageal junction adenocarcinoma and pancreatic/hepatocellular/biliary tract cancer.

AFM28. AFM28 is designed to bind to CD123, an established target in myeloid malignancies. We chose CD123 as it is almost universally expressed on leukemic blasts and leukemic stem cells in patients with AML, both at diagnosis and at relapse, and independently of cytogenetic risk. AFM28 is being developed for the treatment of patients with acute myeloid leukemia. AFM28 is currently in preclinical development, and we expect to file an IND application with the FDA in the first half of 2022.

Other projects and infrastructure costs.  Our other research and development expenses relate to our Genentech, Roivant and Artiva collaborations, and early-stage development/discovery activities. We have allocated a material amount of our resources to such discovery activities. The expenses mainly consist of salaries, manufacturing costs for pre-clinical study material and pre-clinical studies. In addition, we incur a significant amount of costs associated with our research and development that are non-project specific, including intellectual property-related expenses, depreciation expenses and facility costs. Because these are less dependent on individual ongoing programs, they are not allocated to specific projects. We assume that other projects and infrastructure costs will increase in 2022 due to increased early-stage development/discovery activities.

Since January 1, 2012, we have cumulatively spent €316.7 million on research and development. In the years ended December 31, 2019, 2020 and 2021, we spent €43.8 million, €50.0 million and €81.5 million, respectively, on research and development; €19.5 million, €19.1 million and €19.8 million thereof on AFM13; €2.4 million, -€0.8 million and €0 million thereof on AFM11; €4.3 million, €8.7 million and €20.0 million thereof on AFM24 and €0 million, €2.2 million and €6.5 million on AFM28. Our research and development expenses may vary substantially from period to period based on the timing of our research and development activities, including due to timing of initiation of clinical trials and enrollment of patients in clinical trials. Research and development expenses are expected to increase as we advance and broaden the clinical development of AFM13, AFM24, AFM28 and certain of our other product candidates and further advance the research and development of our preclinical product candidates. The successful development of our product candidates is highly uncertain. At this time we cannot reasonably estimate the nature, timing and estimated costs of the efforts that will be necessary to complete the development of, or the period, if any, in which material net cash inflows may commence from, any of our product candidates. This is due to numerous risks and uncertainties associated with developing drugs, including the uncertainty of:

●	the scope, rate of progress, results and cost of our clinical trials, nonclinical testing, and other related activities;
●	the cost of manufacturing clinical supplies and establishing commercial supplies of our product candidates and any products that we may develop;
●	the number and characteristics of product candidates that we pursue;
●	the cost, timing, and outcomes of regulatory approvals;
●	the cost and timing of establishing sales, marketing, and distribution capabilities; and
●	the terms and timing of any collaborative, licensing, and other arrangements that we may establish, including any milestone and royalty payments thereunder.

A change in the outcome of any of these variables with respect to the development of AFM13, AFM24, AFM28 or any other product candidate that we may develop could mean a significant change in the costs and timing associated with the development of such product candidate. For example, if the FDA or other regulatory authority were to require us to conduct preclinical and clinical studies beyond those which we currently anticipate will be required for the completion of clinical development, if we experience significant delays in enrollment in any clinical trials or if we encounter difficulties in manufacturing our clinical supplies, we could be required to expend significant additional financial resources and time on the completion of the clinical development.

General and Administrative Expenses

Our general and administrative expenses consist principally of:

●	salaries for employees other than research and development staff, including benefits;
●	business development expenses, including travel expenses;

●	professional fees for auditors and other consulting expenses not related to research and development activities;
●	professional fees for lawyers not related to the protection and maintenance of our intellectual property;
●	cost of facilities, communication and office expenses;
●	IT expenses;
●	amortization and depreciation of tangible and intangible fixed assets not related to research and development activities; and
●	expenses for share-based payments.

We expect that our general and administrative expenses in 2022 will be higher compared to the expenses in 2021, and will further increase in the future as our business expands. These increases will likely include costs of additional personnel, additional legal fees, accounting and audit fees, managing directors’ and supervisory directors’ liability insurance premiums and costs related to investor relations. In addition, we may grant share-based compensation awards to key management personnel and other employees, which may further contribute to an increase in general and administrative expenses in 2022.

Results of Operations

The numbers below have been derived from our audited consolidated financial statements for the years ended December 31, 2020 and 2021. The discussion below should be read along with these financial statements, and it is qualified in its entirety by reference to them.

A discussion of changes in our results of operations during the year ended December 31, 2020 compared to the year ended December 31, 2019 has been omitted from this Annual Report on Form 20-F, but may be found in “Item 5. Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2020, filed with the SEC on April 15, 2021, which is available free of charge on the SECs website at www.sec.gov and on Affimed’s investor relations website at https://www.affimed.com/investors/sec-and-financial-reports/.

Comparison of the years ended December 31, 2020 and 2021

	Year ended December 31,
	2020	2021

	(in € thousand)
Total Revenue:	28,360	40,366
Other income/(expenses)-net	626	1,310
Research and development expenses	(49,989)	(81,488)
General and administrative expenses	(13,715)	(24,218)
Operating income/(loss)	(34,718)	(64,030)
Finance income/(costs)-net	(6,647)	6,509
Income/(Loss) before tax	(41,365)	(57,521)
Income taxes	(1)	(2)
Income/(loss) for the period	(41,366)	(57,523)
Total comprehensive income/(loss)	(41,608)	(65,216)
Earnings/(loss) per common share in € per share	(0.50)	(0.48)

Revenue

Revenue increased from €28.4 million for the year ended December 31, 2020 to €40.4 million for the year ended December 31, 2021. Revenue for the year ended December 31, 2021 largely consisted of revenue from the Genentech and Roivant collaborations. The increase in revenue in 2021 as compared to 2020 was primarily driven by an increase in revenues from these two mentioned collaborations.

Research and development expenses

	Year ended December 31,
R&D Expenses by Project	2020	2021	Change %

	(in € thousand)
Project
AFM13	19,089	19,800	4%
AFM11	(777)	—	(100)%
AFM24	8,660	19,957	130%
AFM28	2,209	6,451	192%
Other projects and infrastructure costs	19,284	29,388	52%
Share-based payment expense	1,524	5,892	287%
Total	49,989	81,488	63%

Research and development expenses increased 63% from €50.0 million in the year ended December 31, 2020 to €81.5 million in the year ended December 31, 2021, due to higher expenses for AFM24, AFM 28, other projects and infrastructure and share-based payment expense. The variances in project related expenses between the year ended December 31, 2020 and the corresponding period in 2021 are mainly due to the following projects:

AFM13. In the year ended December 31, 2021, expenses increased 4% compared to the year ended December 31, 2020. AFM13 expenses included a milestone payment in 2021 resulting in an increase in expenses, however this was largely offset by lower expenses related to manufacturing activities.

AFM24. In the year ended December 31, 2021, expenses increased 130% compared to the year ended December 31, 2020, primarily due to the increase in costs related to phase 1/2a clinical trials, as we initiated two additional studies investigating various EGFR-expressing solid tumor indications and initiated enrollment in the expansion phase of the monotherapy AFM24 trial.

AFM28. In the year ended December 31, 2021, expenses increased 192% compared to the year ended December 31, 2020, primarily due to additional expenses related to preclinical development and preparation for the submission of an IND to the FDA.

Other projects and infrastructure costs.  In the year ended December 31, 2021, expenses increased 52% compared to the year ended December 31, 2020, primarily due to higher expenses incurred in relation to our earlier stage programs, including our collaborations with Genentech and Roivant, and discovery/early stage development activities and infrastructure costs.

General and administrative expenses

General and administrative expenses increased 77% from €13.7 million in the year ended December 31, 2020 to €24.2 million in the year ended December 31, 2021. In 2021, general and administrative expenses were largely comprised of (i) personnel expenses of €10.7 million (2020: €6.3 million), which increased due to higher share-based payment expenses and (ii) legal, consulting and audit costs of €8.1 million (2020: €5.6 million). The increase in consulting costs was primarily due to additional branding and marketing research costs, as well as IT consulting costs relating to the implementation of a new ERP system. Further, general and administrative expenses increased in 2021 as compared to 2020 because of an increase in the overall cost of D&O liability insurance and an increase in license and third-party costs relating to the implmentation of a new ERP system.

Finance income / (costs)-net

We recognized finance net income for the year ended December 31, 2021 of €6.5 million compared to €6.6 million costs for the year ended December 31, 2020. The year ended December 31, 2021 was primarily affected by foreign exchange gains of €7.6 million primarily related to cash and cash equivalents denominated in U.S. dollars as a result of the strengthening of the U.S. dollar compared to the Euro during 2021. The year ended December 31, 2020 was primarily affected by foreign exchange losses of €6.7 million primarily related to assets denominated in U.S. dollars as a result of the weakening of the U.S. dollar compared to the Euro during 2020.

Critical Judgments and Accounting Estimates

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Our accounting policies are more fully described in Note 4 to our consolidated financial statements. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

For further details, please refer to our consolidated financial statements, specifically the section “Critical judgements and accounting estimates” in note 4, as well as the note references provided below.

Share-based Payments (note 20)

Revenue (note 6)

B.   Liquidity and Capital Resources

Since our inception, we have not generated any revenue from product sales and we have incurred significant operating losses. For the years ended December 31, 2020 and 2021 we incurred net losses of €41.4 million and €57.5 million, respectively. We have funded our operations to date with the proceeds principally from the sales of our common shares and payments from collaboration partners.

Our cash and cash equivalents as of December 31, 2021 consist primarily of bank balances and call deposits with original maturities of three months or less. We expect to continue this investment philosophy, though we may in the future decide to invest our available liquidity in other financial instruments. Based on our current operating and budget assumptions, we believe that our existing liquidity will enable us to fund our operating expenses and capital expenditure requirements at least into the second half of 2023.

As part of our contractual obligations, we are also bound by certain operating lease obligations. Operating lease obligations consist of payments pursuant to non-cancellable operating lease agreements relating to our lease of office and laboratory space. The majority of this space will expire in 2022 and 2023 respectively and the remaining space (below 10%) in 2025. We are currently in negotiation to harmonize all leases in Heidelberg to have an expiry date in 2023. We have signed a new lease contract for offices and laboratories in 2021 and we are planning to move to a new facility in Mannheim, Germany, in 2023. The contractual lease term is ten years including a cancellation option after five years with an expected start mid-2023. The terms provide for renewal options. We also lease office and laboratory space in the Czech Republic that is contracted until December 2025 with a period of notice of three months.

In January 2021, we issued and sold 19,166,667 common shares and generated net proceeds after underwriter discounts and commissions and other offering expenses of €88.7 million in the aggregate pursuant to an underwritten offering of our common shares.

In November 2020, the Company implemented a $75 million ATM program. During 2021, we had issued approximately 4.4 million shares from this program, generating approximately €24.4 million in net proceeds.

In November 2021, we entered into a new $100 million ATM program and, as of December 31, 2021, 0.2 million common shares had been sold under the new ATM program, generating net proceeds of €1.6 million.

Cash Flows

Comparison of the years ended December 31, 2020 and 2021

The table below summarizes our consolidated statement of cash flows for the years ended December 31, 2020 and 2021:

	Year ended December 31,
	2020	2021

	(in € thousand)
Net cash from/(used) in operating activities	(19,400)	(86,591)
Net cash from/(used) for investing activities	8,006	(3,850)
Net cash generated from financing activities	69,252	133,581
Net changes to cash and cash equivalents	57,858	43,140
Cash and cash equivalents at the beginning of the year	95,234	146,854
Exchange-rate related changes of cash and cash equivalents	(6,238)	7,636
Cash and cash equivalents at the end of the year	146,854	197,630

Net cash used in operating activities amounted to €19.4 million in the year ended December 31, 2020 whereas net cash used in operating activities amounted to €86.6 million in the year ended December 31, 2021. The increase is due to higher cash expenditure for research and development as well as general and administrative activities. In addition, the amount in 2020 included cash received from an initial upfront payment and committed funding of €33.3 million (USD 40 million) from the Roivant collaboration, as well as a milestone payment received pursuant to the Genentech collaboration.

We generated cash from investing activities of €8.0 million in the year ended December 31, 2020, compared to utilizing €3.9 million in the year ended December 31, 2021. The investing activities in 2021 primarily relate to investments in intangible assets, laboratory equipment and leasehold improvements. The investing activities in 2020 primarily related to investments in and proceeds from the sale or maturity of financial assets.

Net cash generated from financing activities in the year ended December 31, 2021 amounted to €133.6 million (2020: €69.3 million) and relate primarily to the net proceeds received from the public offering in 2021 of €88.7 million, the at-the-market sale of common shares amounting to €26.0 million (2020: €69.0 million) and loan proceeds of €17.5 million.

Material Cash Requirements

Our short-term and long-term material cash requirements consist of operational and capital expenditures, some of which contain contractual obligations. Our primary uses of cash relate to clinical trial costs, third-party research and development services, the cost of manufacturing clinical trial material, manufacturing scale-up and validation costs, non-clinical development costs, personnel, laboratory and related supplies, milestone payments pursuant to certain of our collaboration agreements, legal, intellectual property and other regulatory expenses and general overhead costs. Because our product candidates are in various stages of clinical and pre-clinical development and the outcome of these efforts is uncertain, we cannot estimate the actual amounts necessary to successfully complete the development and commercialization of our product candidates or whether, or when, we may achieve profitability. In addition, our expenditures as reported in our financial statements may be expected to be variable due to that uncertainty. The most significant contractual obligations are the operating leases at our facilities in Heidelberg, Germany. Our future minimum lease payments as of December 31, 2021 totaled €0.7 million related to short-term lease liabilities, and €0.4 million related to long-term lease liabilities. In addition, we have entered into a new lease agreement for new offices and laboratories expected to start mid-2023. Expected payments include monthly rent of €116,000, a one-time payment of €696,000 for laboratory construction and a security deposit of €413,000.  See Note 24, Other commitments and contingencies, in the Notes to the Financial Statements in this Annual Report on Form 20-F for additional information.

Based on our current operating and budget assumptions, we believe that our existing liquidity will enable us to fund our operating expenses and capital expenditure requirements at least into the second half of 2023. We have based this estimate on assumptions that may prove to be incorrect, and we could use our capital resources sooner than we currently expect. Our future funding requirements will depend on many factors, including but not limited to:

●	the scope, rate of progress, results and cost of our clinical trials, nonclinical testing, and other related activities;
●	the cost of manufacturing clinical supplies, and establishing commercial supplies, of our product candidates and any products that we may develop;
●	the number and characteristics of product candidates that we pursue;
●	the cost, timing, and outcomes of regulatory approvals;
●	the cost and timing of establishing sales, marketing, and distribution capabilities; and
●	the terms and timing of any collaboration, licensing, and other arrangements that we have or may establish, including any required milestone and royalty payments thereunder.

To address our financing needs, we may raise additional capital through the sale of equity or convertible debt securities. In such an event, the ownership interest of our shareholders will be diluted, and the terms of any such securities may include liquidation or other preferences that adversely affect the rights of holders of our common shares.

We do not have any off-balance sheet arrangements, as defined under the rules and regulations of the Securities and Exchange Commission.

Cash and Funding Sources

Our cash and cash equivalents as of December 31, 2021 were €197.6 million. Funding sources generally comprise proceeds from the issuance of equity instruments, loans, payments from collaboration agreements and government grants.

In May 2020, we implemented a $50 million at-the-market (ATM) program providing for the sale of shares over time, which resulted in the sale of in total 12.5 million common shares and generated net proceeds of €34.5 million in the aggregate. In November 2020, we entered into a new ATM program for an amount not to exceed $75 million, and as of December 31, 2021 a further 12.3 million common shares were sold, generating net proceeds of €58.9 million in the aggregate. In November 2021, we entered into a new $100 million ATM program as of December 31, 2021 a further 0.2 million common shares were sold, generating net proceeds of €1.6 million in the aggregate.

On January 8, 2021, we entered into a new loan agreement with SVB. The loan agreement provides us with a senior secured term loan facility (the “2021 SVB Credit Facility”) for up to €25.0 million, of which €10.0 million was available at closing and drawn in February 2021, and €15.0 million of which is available in two additional tranches of €7.5 million each, subject to the satisfaction of certain milestones and conditions. In December 2021, we drew on the first additional tranche of the loan, for net proceeds of €7.4 million.

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

On January 15, 2021, we closed the sale of 16,666,667 of our common shares at a price of $6.00 per share in an underwritten public offering. Concurrent with closing, underwriters exercised an option to purchase additional shares and we sold an additional 2,500,000 shares at a price of $6.00 per share. We received approximately €88.7 million in net proceeds from the offering, after deducting underwriting discounts and commissions and other offering expenses.

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

Based on our current operating and budget assumptions, we believe that our existing liquidity will enable us to fund our operating expenses and capital expenditure requirements at least into the second half of 2023. We have based this estimate on assumptions that may prove to be incorrect, and we could use our capital resources sooner than we currently expect. Our future funding requirements will depend on many factors, including but not limited to:

●	the scope, rate of progress, results and cost of our clinical trials, nonclinical testing, and other related activities;
●	the cost of manufacturing clinical supplies, and establishing commercial supplies, of our product candidates and any products that we may develop;
●	the number and characteristics of product candidates that we pursue;
●	the cost, timing, and outcomes of regulatory approvals;
●	the cost and timing of establishing sales, marketing, and distribution capabilities; and
●	the terms and timing of any collaboration, licensing, and other arrangements that we have or may establish, including any required milestone and royalty payments thereunder.

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

See “Item 4. Information on the Company—A. History and Development of the Company” and “Item 4. Information on the Company—B. Business Overview.”

D.   Trend information

See “Item 5. Operating and Financial Review and Prospects.”

E.   Off-balance sheet arrangements

As of the date of this Annual Report, we do not have any off-balance sheet arrangements other than operating leases as described under “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources”.

F.   Safe harbor

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

The following table presents our supervisory directors. Bernhard R.M. Ehmer was re-appointed by the general meeting of shareholders on June 25, 2019. Ulrich M. Grau was re-appointed by the general meeting of shareholders on June 19, 2018 and on June 15, 2021. Mathieu Simon was re-appointed by the general meeting of shareholders on June 15, 2021. Thomas Hecht was re-appointed by the general meeting of shareholders on August 4, 2020. Harry Welten and Annalisa Jenkins were appointed by the general meeting of shareholders on August 4, 2020. Uta Kemmerich-Keil was appointed by the general meeting of shareholders on June 15, 2021. Thomas Hecht is the chairman of our supervisory board. The term of each of our supervisory directors will terminate on the date of the annual general meeting of shareholders in the year indicated below.

Name	Age	Term
Thomas Hecht	70	2023
Bernhard R.M. Ehmer	67	2022
Ulrich M. Grau	73	2024
Annalisa Jenkins	56	2023
Mathieu Simon	65	2024
Harry Welten	56	2023
Uta Kemmerich-Keil	55	2024

The following is a brief summary of the business experience of our supervisory directors. Each director’s tenure reflects their tenure on the board of our predecessor Affimed Therapeutics AG. Unless otherwise indicated, the current business address for each of our supervisory directors is Affimed N.V., c/o Affimed GmbH, Technologiepark, Im Neuenheimer Feld 582, 69120 Heidelberg, Germany.

Thomas Hecht, Chairman. Dr. Hecht has been the chairman of our supervisory board since 2014, and previously had been the chairman of the supervisory board of our German operating subsidiary since 2007. He is head of Hecht Healthcare Consulting in Küssnacht, Switzerland, a biopharmaceutical consulting company founded in 2002. Dr. Hecht also serves as Chairman of Aelix Therapeutics and of the Board of Orion Biotechnology and as Member of the Board of Directors of BioInvent, Sweden. Previously, Dr. Hecht served as a director of Humabs BioMed AG until August 2017 and he served as chairman of the board of directors of Cell Medica Ltd. Until the beginning of June 2020, he served as chairman of the board of directors of Vaximm AG, until March 2015, he served as chairman of the supervisory council of SuppreMol GmbH and until June 2016, of Delenex AG. Dr. Hecht was previously Vice President Marketing at Amgen Europe. A seasoned manager and industry professional, he held various positions of increasing responsibility in clinical development, medical affairs and marketing at Amgen between 1989 and 2002. Prior to joining the biopharmaceutical industry, he was certified in internal medicine and served as Co-Head of the Program for Bone Marrow Transplantation at the University of Freiburg, Germany.

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

Annalisa Jenkins, Director.  Dr. Jenkins has been a member of Affimed’s supervisory board since August 2020. Dr. Jenkins serves on the Board of Directors of Avrobio, Inc. (Nasdaq: AVRO), COMPASS Pathways plc (Nasdaq: CMPS), Oncimmune Holdings plc (LSE: ONC) and a number of privately held biotechnology and life science companies and is a committee member of the science board to the FDA, which advises FDA leadership on complex scientific and technical issues. Earlier, Dr. Jenkins served as the Chief Executive Officer of PlaqueTec Ltd. and Dimension Therapeutics. Previously, Dr. Jenkins held various senior management level positions at Merck Serono Pharmaceuticals, including Executive Vice President, head of global research and development. Prior to that, Dr. Jenkins pursued a 15-year career at Bristol-Myers Squibb with increasing responsibilities. Dr. Jenkins graduated with a degree in medicine from St. Bartholomew’s Hospital in the University of London and subsequently trained in cardiovascular medicine in the UK National Health Service.

Mathieu Simon, Director. Dr. Simon has been a member of Affimed’s supervisory board since 2018. Dr. Simon is a senior strategic advisor at Mediobanca Group, Milan, Madrid, Paris, in the healthcare sector. He is chairman of the board at Idorsia Pharmaceuticals, as well as chairman of AILEEN’s Pharma in Milan (Italy).  Dr. Simon serves also as independent board member at Lysogene (France) and VAXIMA AG (Switzerland). Dr. Simon has served as Cellectis’ Executive Vice-President since 2012 and as Chief Operating Officer since 2013. Dr. Simon also served as Chief Executive Officer of a former subsidiary of Cellectis. He has been instrumental to the development of Cellectis and its CAR Allogenic T-Cell platform. He also served as Chief Executive Officer of Ectycell in 2012. He served as Chairman of the Board of Celleartis AB until 2014 before its acquisition by Takara Bio. Prior to joining Cellectis, Dr. Simon was Managing Director, Head of Global Pharma at Pierre Fabre SA, the third largest French Pharma Company. Beginning in 1994, he served at Wyeth Pharmaceuticals in both general management roles (President Managing Director of Wyeth SPA) and senior corporate role in Philadelphia, United States (SVP / Head of International Marketing and Medical Affairs).

Harry Welten, Director.  Mr. Welten has been a member of our supervisory Board since August 2020. He serves as chairman and member of the board of directors of several biotechnology companies in Switzerland, Germany and the USA. Previously, Mr. Welten served as a director of Kuros Biosciences A.G. until June 2018 and DMS Imaging SA (formerly ASIT Biotech SA) until May 2020. Over the last 20 years, Mr. Welten served as Chief Financial Officer of both public as well as venture capital financed biotech companies. Mr. Welten has served in senior roles at UBS in Switzerland and New York for the first 15 years of his career. Mr. Welten has degrees in Banking, Finance and Economics as well as an MBA (honours) from Columbia University, NY, USA.

Uta Kemmerich-Keil, Director. Ms. Kemmerich-Keil has been a member of our supervisory Board since June 2021. Most recently she led the international personal healthcare business of P&G and has over 19 years of experience at Merck KGaA, where she served, inter alia, as CEO of the global OTC- and global Allergy business, EVP Finance, Investor Relations and M&A. Ms. Kemmerich-Keil is a board member of several public and privately held companies like Schott AG, Gothaer Versicherung AG, Röchling S.E. and Klosterfrau Zürich AG. She is a Board Member and member of the Audit Committee of Karo Pharma AB (listed OMX Stockholm). She holds a M.Sc. (Economics) and a M.A. (Roman Philology) from Freiburg University and a Licence from Nouvelle Sorbonne, Paris.

The following table lists the members of our current management board:

Name	Age	Position
Adi Hoess	60	Chief Executive Officer
Wolfgang Fischer	58	Chief Operating Officer
Denise Mueller	53	Chief Business Officer
Andreas Harstrick	60	Chief Medical Officer
Arndt Schottelius	55	Chief Scientific Officer
Angus Smith	39	Chief Financial Officer

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

Denise Mueller, Chief Business Officer and Co-President Affimed Inc.  Ms. Mueller joined us in 2016 following a 17-year career at Wyeth and Pfizer Inc. She has held leadership roles in U.S. and global marketing including launch of new products and line extensions in-line and globally. Ms. Mueller has also held the position of Disease Area Lead for multiple therapeutic areas where she was responsible for disease area strategy, indication strategy for multiple assets, early commercial development and market shaping. In addition to broad and extensive commercial experience, Ms. Mueller led and managed two of Pfizer’s largest alliances and was the business development lead for Pfizer’s rare disease business unit. Prior to joining pharmaceuticals, Ms. Mueller worked in hospital management running Emergency Medicine, Critical Care, in-house Pediatrics and hospitalist programs. Ms. Mueller holds a B.A. in Mathematics from Virginia Polytechnic and State University.

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

B.   Compensation

Management services agreements

Our managing directors have entered into management services agreements with us. The management services agreements of Adi Hoess became effective upon the consummation of our initial public offering. The management services agreement of Wolfgang Fischer became effective upon his appointment by the general meeting of shareholders on June 20, 2017. The management service agreements for Angus Smith, Arndt Schottelius and Andreas Harstrick became effective upon their appointment by the general meeting of shareholders on August 4, 2020. These agreements comprise the following elements: fixed salary, bonus payments, earmarked pension and social security payments and share-based compensation components. In addition, these agreements provide for benefits upon a termination of service. Adi Hoess and Wolfgang Fischer were reappointed as managing directors by the general meeting of shareholders on August 4, 2020, which prolonged their respective management services agreements until 2023.

Long-term incentive plans

Equity Incentive Plan 2014

In conjunction with the closing of our initial public offering, we established the Affimed N.V. Equity Incentive Plan 2014 (“the 2014 Plan”) with the purpose of advancing the interests of our shareholders by enhancing our ability to attract, retain and motivate individuals who are expected to make important contributions to us. The maximum number of shares available for issuance under the 2014 Plan equals 7% of the total outstanding common shares on September 17, 2014, or approximately 1.7 million common shares. On January 1 of any calendar year thereafter (including January 1, 2021), an additional 5% of the total outstanding common shares on that date becomes available for issuance under the 2014 Plan. As of January 1, 2022, we had approximately 18.1 million common shares available for issuance, and approximately 10.7 million common shares subject to issuance under outstanding awards. The absolute number of shares available for issuance under the 2014 Plan will increase automatically upon the issuance of additional shares by the Company. The option exercise price for options under the 2014 Plan is the fair market value of a share as defined in the 2014 Plan on the relevant grant date. We are following home country rules relating to the re-pricing of stock options. Under applicable Dutch law, re-pricing is permissible, provided this falls within the framework set by the remuneration policy for the Management Board and the 2014 Plan.

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

Compensation of Managing Directors and Supervisory Directors

The compensation, including benefits in kind, accrued or paid to our managing directors and supervisory directors with respect to the year ended December 31, 2021, for services in all capacities is shown below on an individual basis. Further details for the compensation for our managing directors and supervisory directors are given in notes 20 and 25 to our consolidated financial statements as of and for the year ending December 31, 2021. As of December 31, 2021, we have no amounts set aside or accrued to provide pension, retirement or similar benefits to our managing directors and supervisory directors.

Director Compensation 2021

Managing Directors

	Adi	Wolfgang	Andreas	Denis	Arndt	Angus
(in € thousand)	Hoess	Fischer	Harstrick	Mueller	Schottelius	Smith	Total
Periodically paid compensation	521	443	368	376	445	393	2,546
Bonuses	262	174	144	162	174	171	1,087
Total cash compensation	783	617	512	538	619	564	3,633
2014 Plan share-based payment expense	1,540	810	620	589	677	999	5,235
Total share-based payment expense	1,540	810	620	589	677	999	5,235

Supervisory directors

	Thomas	Bernhard	Ulrich	Annalisa	Mathieu	Harry	Uta	Ferdinand
(in € thousand)	Hecht	Ehmer	Grau	Jenkins	Simon	Welten	Kemmerich-Keil	Verdonck[1]	Total
Periodically paid compensation	101	57	46	43	39	49	35	22	392
Total cash compensation	101	57	46	43	39	49	35	22	392
2014 Plan share-based payment expense	161	105	105	161	106	161	45	3	847
Total share-based payment expense	161	105	105	161	106	161	45	3	847

1	left the Supervisory Board in June 2021.

Stock options granted under the Equity Incentive Plan 2014

Managing directors

Beneficiary	Grant date	Number of options	Strike price USD	Expiration date
Adi Hoess	March 23, 2021	370,000	8.48	March 23, 2031
Wolfgang Fischer	March 23, 2021	195,000	8.48	March 23, 2031
Andreas Harstrick	March 23, 2021	195,000	8.48	March 23, 2031
Denise Mueller	March 23, 2021	195,000	8.48	March 23, 2031
Arndt Schottelius	March 23, 2021	195,000	8.48	March 23, 2031
Angus Smith	March 23, 2021	195,000	8.48	March 23, 2031
Total		1,345,000

Supervisory directors

Beneficiary	Grant date	Number of options	Strike price USD	Expiration date
Thomas Hecht	March 23, 2021	45,000	8.48	March 23, 2031
Bernhard Ehmer	March 23, 2021	30,000	8.48	March 23, 2031
Ulrich M. Grau	March 23, 2021	30,000	8.48	March 23, 2031
Annalisa Jenkins	March 23, 2021	30,000	8.48	March 23, 2031
Mathieu Simon	March 23, 2021	30,000	8.48	March 23, 2031
Harry Welten	March 23, 2021	30,000	8.48	March 23, 2031
Uta Kemmerich-Keil	September 24, 2021	60,000	6.59	September 24, 2031
Total		255,000

Dutch law provides that we must establish a policy in respect of the remuneration of our managing directors and supervisory directors. With respect to remuneration in the form of plans for shares or rights to shares (such as the Equity Incentive Plan 2014 mentioned above) the policy for managing directors must set out the maximum number of shares or rights to shares to be granted as well as the criteria for grants and for amending existing grants. The remuneration policies for the supervisory board and for the managing directors were adopted and approved by the general meeting on September 17, 2014  prior to the consummation of our initial public offering and have been amended subsequently, with the approval of the general meeting on August 4, 2020. The remuneration policy for the supervisory board established the compensation for our supervisory directors. The remuneration policy for the managing directors provides the supervisory board with a framework within which the supervisory board determines the remuneration of the managing directors.

Our remuneration policy for our managing directors, which was last amended on August 4, 2020 with the approval of the general meeting, provides the supervisory board with the authority to enter into management services agreements with managing directors that provide for compensation consisting of base compensation, performance-related variable compensation, long-term equity incentive compensation (as detailed in the terms of the Equity Incentive Plan 2014 described above), pension and other benefits and severance pay and benefits. The remuneration policy for the managing directors provides that the annual cash bonus payable to managing directors may not exceed 100% of the annual base gross salary and will be based upon the achievement of set financial and operating goals for the period. The bonus payments may be increased in any given year by the supervisory board upon a proposal of the compensation committee based on any exceptional achievements of that managing director. In addition, the remuneration policy for managing directors allows for cash termination payments, which may not exceed 100% of the managing director’s base salary, increased with the average variable compensation as referred to in (clause 4 of) the policy (the “STI Variable Compensation”) over the last full three years, or if the term of office of the managing director is shorter than three years, the average received STI Variable Compensation over the shorter period. This policy also allows for additional compensation and benefits to our managing directors following a change of control.

Our remuneration policy for the supervisory directors, which was last amended on August 4, 2020 with the approval of the general meeting, provides for payments and initial and annual equity awards. This is permissible under Dutch law, but constitutes a deviation from the DCGC. The remuneration policy for our supervisory directors establishes that each supervisory director will be entitled to an annual retainer of €20,000, provided that the chairman of the supervisory board will be entitled to an annual retainer of €75,000. In addition, the chairman of the audit committee is entitled to an additional annual retainer of €15,000 and the chairmen of standing committees established by the Supervisory Board are each entitled to annual retainers of €7,500. Supervisory directors will also be paid €3,000 for each in-person supervisory board meeting and €1,500 for each virtual/telephonic supervisory board meeting, provided that the duration of such virtual/telephonic supervisory board meeting exceeds 30 minutes. The members of each committee will be paid €1,500 for each in-person committee meeting and €750 for each virtual/telephonic committee meeting, provided that the duration of such virtual/telephonic committee meeting exceeds 30 minutes. In addition, we will grant any newly elected member of the supervisory board an initial award of stock options to purchase 60,000 common shares. These initial stock options will vest over a three-year period, with 1/3rd vesting on the first anniversary of the grant date, and the remainder vesting in equal installments at the end of each three-month period following the first anniversary of the date of the grant. In addition, the remuneration policy provides that annually the company will grant the chairman of the supervisory board options to purchase 45,000 common shares, and each other supervisory director stock options to purchase 30,000 common shares (each such award referred to as an “Annual Award”). The grant date for the Annual Awards shall be determined by the supervisory board and must (i) be in the first quarter of the financial year and (ii) compliant with Affimed’s insider trading policy. Annual Awards will be made to the supervisory board members under the condition that they will remain in office after the annual general meeting of that year. If, in any given year, a supervisory board member will no longer be in office after the annual general meeting, he or she will not receive an annual award for that year. Annual Awards vest in four quarterly instalments and are fully vested on the first anniversary of the date of grant. Initial awards and annual awards will be granted automatically on the grant date or dates as set forth in (section 4.1 of) the policy and as determined by the supervisory board pursuant to and in accordance with (section 4.2 of) the policy based on the approval by the shareholders of the remuneration policy and without any further decisions or approvals by the supervisory board or the company. Supervisory directors are also entitled to be reimbursed for their reasonable expenses incurred in attending meetings of the supervisory board and its committees.

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

Diversity

Our supervisory board values diversity among its members. Our nominating and corporate governance committee, within the purview of its mandate, has the responsibility to take diversity into consideration as part of the overall director selection and nomination processes. The matrix below sets forth a summary of the diversity of our supervisory board as of March 31, 2022:

Supervisory Board Diversity Matrix (As of March 31, 2022)
Country of Principal Executive Offices:	Germany
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	Yes for Demographic Background
Total Number of Directors	7
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	2	5	—	—
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	—
LGBTQ+	—
Did Not Disclose Demographic Background	—

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

Supervisory Board Committees

Audit committee

The audit committee, which consists of Uta Kemmerich-Keil (Chairwoman), Harry Welten and Bernhard Ehmer, assists the board in overseeing our accounting and financial reporting processes and the audits of our financial statements. In addition, the audit committee is directly responsible for the appointment, compensation, retention and oversight of the work of our independent registered public accounting firm. Our supervisory board has determined that Uta Kemmerich-Keil, Harry Welten and Bernhard Ehmer satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act. The supervisory board has determined that both Uta Kemmerich-Keil and Harry Welten qualify as an “audit committee financial expert,” as such term is defined in the rules of the SEC.

The audit committee is responsible for recommending the appointment of the independent auditor to the general meeting of shareholders; the appointment, compensation, retention and oversight of any accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit services; pre-approving the audit services and non-audit services to be provided by our independent auditor before the auditor is engaged to render such services; evaluating the independent auditor’s qualifications, performance and independence, and presenting its conclusions to the full supervisory board on at least an annual basis and reviewing and discussing with the management board and the independent auditor our annual audited financial statements and quarterly financial statements prior to the filing of the respective annual and quarterly reports, among other things. The audit committee is also responsible for the oversight of our information security management system, including the audit results of the information security certification and material information breaches and cybersecurity attacks.

The audit committee meets as often as one or more members of the audit committee deem necessary, but in any event at least four times per year. The audit committee meets at least once per year with our independent accountant, without our management board being present. The audit committee reviews information security matters no less than once per year.

Nomination, compensation & corporate governance committee

The Nomination, compensation and corporate governance committee, which consists of Ulrich Grau (Chairman), Bernhard Ehmer, Thomas Hecht and Mathieu Simon, assists the supervisory board inter alia in determining management board compensation. The committee recommends to the supervisory board for determination the compensation of each of our managing directors. Under SEC and Nasdaq rules, there are heightened independence standards for members of the compensation committee, including a prohibition against the receipt of any compensation from us other than standard supervisory director fees. As permitted by the listing requirements of Nasdaq, we have opted out of Nasdaq Listing Rule 5605(d) which requires that a compensation committee consist entirely of independent directors.

The Nomination, compensation and corporate governance committee is responsible for identifying, reviewing and approving corporate goals and objectives relevant to management board compensation; analyzing the possible outcomes of the variable remuneration components and how they may affect the remuneration of the managing directors; evaluating each managing director’s performance in light of such goals and objectives and determining each managing director’s compensation based on such evaluation and determining any long-term incentive component of each managing director’s compensation in line with the remuneration policy and reviewing our management board compensation and benefits policies generally, among other things.

The Nomination, compensation and corporate governance committee also assists our supervisory board in identifying individuals qualified to become members of our supervisory board consistent with criteria established by our supervisory board and in developing our corporate governance principles. In 2021, the Supervisory Board delegated the oversight of the Company’s Compliance Management System to the Nomination, compensation and corporate governance committee. As permitted by the listing requirements of Nasdaq, we have opted out of Nasdaq Listing Rule 5605(e) which requires independent director oversight of director nominations.

Strategic committee

The strategic committee, which consists of Thomas Hecht (Chairman), Harry Welten, Mathieu Simon and Annalisa Jenkins, assists our supervisory board in discharging its supervisory, monitoring and advisory duties with respect to the development and implementation of the Company’s overall strategy and the risks inherent to its business activities, as well as with respect to strategic initiatives identified by the Company from time to time.

Research and development committee

The research and development committee, which consists of Annalisa Jenkins (Chairwoman), Ulrich Grau and Mathieu Simon, assists our supervisory board in aligning the R&D strategy of the Company with the overall Company strategy, to evaluate critical junctures of research and development activities and assess the competitive landscape and the impact on the Company’s strategy and business.

D.   Employees

As of March 31, 2022, our total headcount is 197 (187 full time equivalents), approximately 70% of whom have an advanced academic degree (Diploma/ Master, PhD, MD).

None of our employees is subject to a collective bargaining agreement or represented by a trade or labor union. We consider our relations with our employees to be good.

E.   Share ownership

See “Item 7. Major Shareholders and Related Party Transactions—A. Major shareholders.”

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.   Major shareholders

The following table presents information relating to the beneficial ownership of our common shares as of March 15, 2022, by:

●	each person, or group of affiliated persons, known by us to own beneficially 5% or more of our outstanding common shares (as of the date of such stockholder’s Schedule 13D or Schedule 13G filing for Affimed N.V. with the SEC);
●	each of our managing directors and supervisory directors; and

●	all managing directors and supervisory directors as a group.

The number of common shares beneficially owned by each entity, person, managing director or supervisory director is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any common shares over which the individual has sole or shared voting power or investment power as well as any common shares that the individual has the right to acquire within 60 days of March 15, 2022 through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all common shares held by that person.

The percentage of shares beneficially owned is computed on the basis of 123,444,218 of our common shares outstanding as of March 15, 2022. Common shares that a person has the right to acquire within 60 days of March 15, 2022 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all managing directors and supervisory directors as a group. Each common share confers the right on the holder to cast one vote at the general meeting of shareholders and no shareholder has different voting rights. Unless otherwise indicated below, the address for each beneficial owner listed is c/o Affimed N.V., c/o Affimed GmbH, Technologiepark, Im Neuenheimer Feld 582, 69120 Heidelberg, Germany.

	Shares beneficially owned
Name and address of beneficial owner	Number	Percent (%)
Entities affiliated with Steven A. Cohen(1)	11,855,590	9.9
Entities affiliated with Ridgeback Capital Management(2)	7,722,106	6.5
Entities affiliated with Blackrock, Inc.(3)	6,848,983	5.7
Entities affiliated with Ari Zweiman(4)	6,246,250	5.2
Managing Directors and Supervisory Directors
Adi Hoess(5)	2,132,591	1.7
Wolfgang Fischer	867,459	0.7
Andreas Harstrick	198,333	0.2
Arndt Schottelius	248,333	0.2
Angus Smith	269,167	0.2
Denise Mueller	378,339	0.3
Thomas Hecht	295,368	0.2
Bernhard R.M. Ehmer	145,000	0.1
Ulrich M. Grau	140,000	0.1
Annalisa Jenkins	60,000	0.0
Mathieu Simon	90,000	0.1
Harry Welten	60,000	0.0
Uta Kemmerich-Keil	0	0.0
All managing directors and supervisory directors as a group (13 persons)	4,884,590	3.8
(1)	Represents shares beneficially owned by Mr. Steven A. Cohen, Point72 Asset Management, L.P., Point72 Capital Advisors, Inc., Cubist Systematic Strategies, LLC and Point72 Hong Kong Limited. Mr. Steven A. Cohen controls each of Point72 Asset Management, L.P., Point72 Capital Advisors, Inc., Cubist Systematic Strategies, LLC, and Point72 Hong Kong Limited. Pursuant to an investment management agreement, Point72 Asset Management, L.P. maintains investment and voting power with respect to the securities held by certain investment funds it manages. Point72 Capital Advisors, Inc. is the general partner of Point72 Asset Management, L.P. Pursuant to an investment management agreement, Cubist Systematic Strategies, LLC maintains investment and voting power with respect to the securities held by certain investment funds it manages. Pursuant to an investment management agreement, Point72 Hong Kong Limited maintains investment and voting power with respect to the securities held by certain investment funds it manages. This information is based on a statement filed on Schedule 13G with the SEC on February 14, 2022.

(2)	Represents shares beneficially owned by Ridgeback Capital Management LLC (“RCM”), Ridgeback Capital Investments LLC (“RCI”) and Ridgeback Capital Investments L.P. (“RCILP”). Pursuant to an investment management agreement, RCM maintains investment and voting power with respect to the securities held or controlled by RCI. Mr. Wayne Holman controls RCM. RCI is the general partner of RCILP. This information is based on a statement filed on Schedule 13G with the SEC on February 14, 2022.
(3)	Represents shares beneficially owned by BlackRock, Inc and that were purchased by BlackRock Advisors, LLC, BlackRock Fund Advisors, BlackRock Asset Management Ireland Limited, BlackRock Institutional Trust Company, National Association, BlackRock Financial Management, Inc., BlackRock Investment Management, LLC, BlackRock Asset Management Canada Limited, BlackRock Investment Management (UK) Limited, BlackRock Japan Co., Ltd., all of which are subsidiaries of BlackRock, Inc. The address for BlackRock, Inc. is BlackRock, Inc., 55 East 52nd Street New York, NY 10055. This information is based on a statement filed on Schedule 13G with the SEC on February 7, 2022.
(4)	Represents shares beneficially owned by Mr. Ari Zweiman, 683 Capital Management, LLC and 683 Capital Partners, LP. Mr. Zweiman is the Managing Member of 683 Capital Management, LLC. 683 Capital Management, LLC is the investment manager of 683 Capital Partners, LP. This information is based on a statement filed on Schedule 13G with the SEC on February 7, 2022.
(5)	Indicates that the director is entitled to receive common shares in connection with the carve-out plan described in Note 2 to our consolidated financial statements for the year ended December 31, 2016 pursuant to which 7.78% of the common shares of the Company outstanding immediately prior to the initial public offering owned by pre-IPO existing shareholders will be transferred to the beneficiaries upon the conditions set forth therein.

Significant Changes in Ownership by Major Shareholders

During 2020, we entered into two ‘at-the-market’ share sale agreements, which resulted in the sale of in total approximately 20.4 million common shares in 2020 and 4.4 million common shares in 2021 primarily to new investors.

On January 15, 2021, we completed a public offering and issued 19,166,667 common shares primarily to new investors.

In November 2021, we entered into an ‘at-the-market’ share sale agreement, which resulted in the sale of in total approximately 0.2 million common shares.

Holders

As of March 15, 2022, we had approximately six shareholders of record of our common shares; two of those shareholders of record are in the United States and hold a total of approximately 122.6 million common shares in the aggregate, or approximately 99% of our common shares. One of the U.S. shareholders of record is Cede and Company, a specialist United States financial institution that processes transfers of stock certificates on behalf of the Depository Trust Company, or DTC. Cede and Company therefore is the technical shareholder of record for nearly all of our issued shares held by DTC participants, as our shareholders do not themselves hold direct property rights in our common shares, but rather have contractual rights in such shares that are part of a chain of contractual rights involving Cede and Company.

B.   Related party transactions

The following is a description of related party transactions we have entered into since January 1, 2021 with any of our members of our supervisory board or management board and the holders of more than 5% of our common shares.

Agreements with Supervisory Directors

Before the appointment as Supervisory Director in 2020, Harry Welten provided consulting services to us and received related payments of €0 in 2021 (2020: €172,000).

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

Legal Proceedings

From time to time we are involved in legal proceedings that arise in the ordinary course of business. We believe that the outcome of these proceedings, if determined adversely, will not have a material adverse effect on our financial position. During the period covered by the audited and approved financial statements contained herein, we have not been a party to or paid any damages in connection with litigation that has had a material adverse effect on our financial position. Any future litigation may result in substantial costs and be a distraction to management and employer. No assurance can be given that future litigation will not have a material adverse effect on our financial position. For an additional discussion of certain risks associated with legal proceedings, see “Item 3. Key Information—D. Risk factors.”

Dividends and Dividend Policy

We have not declared cash dividends on our common shares in the years to 2019, 2020, or 2021. We currently expect to retain future earnings, if any, to finance the operation and expansion of our business, and we do not anticipate paying any cash dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our supervisory board.

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

However, withholding tax on dividends distributed to a company domiciled in another EU Member State within the meaning of § 43b Einkommensteuergesetz, German Income Tax Act, in connection with Article 2 of Council Directive 2011/96/EU of November 30, 2011 on the common system of taxation applicable in the case of parent companies and subsidiaries of different member states, as amended (the “Parent-Subsidiary Directive”) may be refunded or exempted upon application and subject to further conditions. This also applies to dividends distributed to a permanent establishment of such a parent company resident in another Member State of the European Union or to a parent company that is subject to unlimited tax liability in Germany, provided that the participation in the Company actually forms part of such permanent establishment’s business assets. As further requirements for the refund or exemption of withholding tax under the Parent-Subsidiary Directive, the shareholder needs to hold—for corporate income tax purposes—at least a 10% direct stake in the company’s registered capital for an uninterrupted period of at least 12 months and to file a respective application with the German Federal Central Tax Office (Bundeszentralamt für Steuern, Hauptdienstsitz Bonn-Beuel, An der Küppe 1, 53225 Bonn) using an official form. With the annual tax bill in 2019 the German legislator raised the threshold for the aforementioned exemption from trade tax for dividends for corporations within the meaning of Article 2 of the Parent-Subsidiary Directive to 15% for assessment periods beginning January 1, 2020.

If, in the case of such a holding by a company domiciled in another EU member state within the meaning of Article 2 of the Parent-Subsidiary Directive of at least 10%, shares held in collective custody (girosammelverwahrt) by the central securities depository (Wertpapiersammelbank) are treated as so-called “abgesetzte Bestände” (stock being held separately), the German tax authorities will not object when the main paying agent (Hauptzahlstelle) of the Company upon presentation of an exemption certificate (Freistellungsbescheinigung) and of a proof that this stock has been held separately, disburses the dividend without deducting withholding tax. An exemption certificate can be granted upon application (using official application forms) with the German Federal Central Tax Office (Bundeszentralamt für Steuern).

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

In 2021, the German legislator adopted a reform of the withholding tax procedures by the Act to Modernize the Relief from Withholding Tax and the Certification of Capital Gains Tax (Abzugsteuerentlastungs-modernisierungsgesetz) which has been published in the German Federal Law Gazette on June 8, 2021. The reform comprises changes to the current withholding tax procedures in particular as regards the granting of exemption certificates (time limitation, conditions, etc.) and the application for refunds (in each case including allocation of competencies within tax authorities, procedural aspects and electronic reporting obligations by withholding agents) and as regards the application of German anti-directive/treaty shopping rules.

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

In case the shares are entrusted to a central securities depository (Wertpapiersammelbank) outside of Germany for custody as it is the case with the shares in the Company, the aforementioned withholding tax relief in accordance with applicable double taxation treaties as well as the credit of withholding tax described for shares held as private and as business assets is, pursuant to a special rule on the restriction of withholding tax credit, subject to the following three cumulative prerequisites: (i) the relevant shareholder must qualify as beneficial owner of the shares in the Company for a minimum holding period of 45 consecutive days occurring within a period of 45 days prior and 45 days after the due date of the dividends, (ii) the shareholder has to bear at least 70% of the risk in value change related to the shares in the Company during the minimum holding period without being directly or indirectly hedged and (iii) the shareholder is not required to fully or largely, directly or indirectly, transfer the dividends to third parties. If these requirements are not met, then for a shareholder not being tax-resident in Germany who applied for a full or partial refund of the withholding tax pursuant to a double taxation treaty, no refund is available. This restriction generally does only apply, if (i) the tax underlying the refund application is below a tax rate of 15% based on the gross amount of the dividends or capital gains and (ii) the shareholder does not directly own 10% or more in the shares of the Company and is subject to income taxes in its state of residence, without being tax-exempt. In addition to the aforementioned restrictions, in particular, pursuant to a decree published by the German Federal Ministry of Finance dated July 17, 2017 (BMF, Schreiben vom 17.7.2017—IV C 1—S 2252/15/10030:05, DOK 2017/0614356), as amended (latest version dated July 9, docket: 2021, IV C 1—S 2252/19/10035:014, DOK 2021/ 0726914), the withholding tax credit may also be denied as an anti-abuse measure.

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

In addition, the dividends are generally subject to trade tax in the full amount at the partnership level if the shares are attributed to a German permanent establishment of the partnership. If a partner of the partnership is an individual, the portion of the trade tax paid by the partnership pertaining to his profit share will generally be credited, either in full or in part, against his personal income tax by means of a lump-sum method—depending on the level of the municipal trade tax multiplier and certain individual tax-relevant circumstances of the taxpayer. Due to a lack of case law and administrative guidance, it is currently unclear how the rules for the taxation of dividends from Portfolio Participations (see “Corporations “above) might impact the trade tax treatment at the level of the partnership. Shareholders are strongly recommended to consult their tax advisors. Under a literal reading of the law, if the partnership qualifies for the trade tax exemption privilege at the beginning of the relevant assessment period, the dividends should generally not be subject to trade tax. However, in this case, trade tax should be levied on 5% of the dividends to the extent they are attributable to the profit share of such corporate partners to whom at least 10% of the shares in the Company are attributable on a look-through basis, since such portion of the dividends should be deemed to be non-deductible business expenses. The remaining portion of the dividend income attributable to other than such specific corporate partners (which includes individual partners and should, under a literal reading of the law, also include corporate partners to whom, on a look-through basis, only Portfolio Participations are attributable) should (after the deduction of business expenses economically related thereto) not be subject to trade tax. Due to a lack of case law and administrative guidance, it is currently unclear how the rules for the taxation of dividends from Portfolio Participations (see “Corporations “above) might impact the trade tax treatment at the level of the partnership. Shareholders are strongly recommended to consult their tax advisers.

As of the assessment period 2022, partnerships may opt for taxation as corporations under certain conditions. Shareholders are advised to consult their individual tax advisor in this respect.

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

Only an annual lump-sum deduction of € 801 (€1,602 for married couples filing jointly) may be deducted from the entire capital investments income. It is not possible to deduct income-related expenses in connection with capital gains, except for the expenses directly related in substance to the disposal which can be deducted when calculating the capital gains. Losses from disposals of shares may only be offset against capital gains from the disposal of the shares or shares in other stock corporations during the same calendar year. Offsetting of overall losses with other income (such as business or rental income) and other capital income is not possible. Such losses are to be carried forward and to be offset against positive capital gains deriving from the sale of shares in stock corporations in future years. In case of a derecognition (Ausbuchung) or transfer of worthless shares (or other capital assets), the utilization of such loss is further restricted and can only be offset up to the amount of €20,000 per calendar year.

If the disposal of the shares is executed by a domestic credit institution, or domestic financial services institution (inländisches Kredit-oder Finanzdienstleistungsinstitut) (including domestic branches of foreign credit and financial services institutions), domestic securities trading company (inländisches Wertpapierhandels-unternehmen) or a domestic securities trading bank (inländische Wertpapierhandelsbank), and such office pays out or credits the capital gains (a “Domestic Paying Agent”), the tax on the capital gains will in general be discharged for the account of the seller by the Domestic Paying Agent imposing the withholding tax on investment income at the rate of 26.375% (including the solidarity surcharge thereon plus church tax, if applicable) on the capital gain.

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

Partnerships

If the shareholder is a genuine business partnership or a deemed business partnership (co-entrepreneurship) with a permanent establishment in Germany, the income or corporate income tax is not levied at the level of the partnership but at the level of the respective partner. The taxation depends on whether the partner is a corporation or an individual. If the partner is a corporation, the capital gains from the shares as contained in the profit share of the partner will be taxed in accordance with the rules applicable to corporations (see “Corporations “above). For capital gains in the profit share of a partner that is an individual, the principles outlined above for sole proprietors apply accordingly (partial-income method, see above under “Sole proprietors “). Upon application and subject to further conditions, a partner that is an individual can obtain a reduction of his personal income tax rate for earnings retained at the level of the partnership.

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

As of the assessment period 2022, partnerships may opt for taxation as corporations under certain conditions. Shareholders are advised to consult their individual tax advisor in this respect.

Withholding tax

In case of a Domestic Paying Agent, the capital gains from shares held as business assets are in general subject to withholding tax in the same way as shares held as non-business assets by a shareholder (see “—Taxation of capital gains of shareholders with a tax domicile in Germany—Shares held as non-business assets “). However, the Domestic Paying Agent will not levy the withholding tax, provided that (i) the shareholder is a corporation, association of persons or estate with a tax domicile in Germany, or (ii) the shares belong to the domestic business assets of a shareholder, and the shareholder declares so to the Domestic Paying Agent using the designated official form and certain other requirements are met. If withholding tax is imposed by a Domestic Paying Agent, the withholding tax (including the solidarity surcharge thereon and church tax, if applicable) imposed and discharged will be credited against the income tax or corporate income tax liability (including the solidarity surcharge thereon and church tax, if applicable) or will be refunded in the amount of any excess.

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

In case of a Qualified Holding (as defined in “Taxation of capital gains of shareholders with a tax domicile in Germany—Shares held as non-business assets “), only 60% of the gains from the disposal of the shares are subject to progressive income tax plus the solidarity surcharge thereon (partial-income method), if the shareholder is a private individual. If the shareholder is a corporation and the shares do not belong to a domestic permanent establishment or fixed place of business and are not part of business assets for which a permanent representative in Germany has been appointed, the gains from the disposal of the shares should, according to a judgement of the German Federal Fiscal Court of 31 May 2017, I R 37/15, not be subject to corporate income tax; the legal fiction according to which 5% of the gains are treated as non-deductible business expenses shall not apply. The judgment seems to be accepted by tax authorities. Furthermore, most double taxation treaties provide for exemption from German taxation and attribute the right of taxation to the shareholder’s state of residence. According to the tax authorities there is no obligation to levy withholding tax at source in the case of a Qualified Holding if the shareholder submits to the Domestic Paying Agent a certificate of residence issued by a competent foreign tax authority.

With regard to capital gains or losses from shares attributable to a domestic permanent establishment or fixed place of business or which form part of business assets for which a permanent representative in Germany has been appointed, the above-mentioned provisions pertaining to shareholders with a tax domicile in Germany whose shares are business assets apply mutatis mutandis (see “Taxation of capital gains of shareholders with a tax domicile in Germany—Shares held as business assets “). The Domestic Paying Agent can refrain from deducting the withholding tax if the shareholder declares to the Domestic Paying Agent on an official form that the shares form part of domestic business assets and certain other requirements are met.

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

However, on February 14, 2013, the European Commission published a proposal for a Directive for a common financial transaction tax in Belgium, Germany, Estonia, Greece, Spain, France, Italy, Austria, Portugal, Slovenia and Slovakia.  Until now, the Commission’s proposal failed due to the opposition from certain EU member states, however, it may still be pursued in the future, thus it is unclear if and to what extent it will be implemented, if ever. The implementation of a financial transaction tax in Germany is no longer included in the most recent coalition agreement signed on December 7, 2021. Prospective holders are advised to seek their own professional advice in relation to the Commission’s proposal to introduce a financial transaction tax.

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

This “Dutch Tax Considerations” section is based on Dutch tax law as applied and interpreted by Dutch tax courts and as published and in effect on the date of this Annual Report, including the tax rates applicable on that date, without prejudice to any amendments introduced at a later date and implemented with or without retroactive effect. This section does therefore not take into account the amendments to the Withholding Tax Act 2021 introducing an additional conditional Dutch withholding tax for dividend distributions to low-tax jurisdictions and in abusive situations (Wet invoering conditionele bronbelasting op dividenden), as these amendments are not yet in effect as of the date of this Form 20-F. Once these amendments become effective on January 1, 2024, dividends paid to certain entities considered related to the Company may be subject to an additional Dutch withholding tax equal to the highest corporate income tax rate at the time of the dividend payment. An entity is related if (i) it holds, directly or indirectly, a qualifying interest in the Company, (ii) the Company directly or indirectly holds a qualifying interest in the entity or (iii) an entity in which a third party holds a direct or indirect qualifying interest that also holds a qualifying interest in the Company. An entity is also considered related to the Company if the entity is part of a collaborating group (samenwerkende groep) of entities that jointly directly or indirectly holds a qualifying interest in the Company. The term “qualifying interest” means a direct or indirectly held interest - either by an entity individually or jointly if an entity is part of a collaborating group (samenwerkende groep) - that enables such entity or such collaborating group to exercise a definite influence over another entities’ decisions, such as the Company, and allows it to determine the other entities’ activities.

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

This “Dutch Tax Considerations” section does not describe any Dutch tax considerations or consequences that may be relevant where a Shareholder:

(i)	is an individual and the Shareholder’s income or capital gains derived from the Shares are attributable to employment activities, the income from which is taxable in the Netherlands;
(ii)

has a substantial interest (aanmerkelijk belang) or a fictitious substantial interest (fictief aanmerkelijk belang) in the Company within the meaning of chapter 4 of the Dutch Income Tax Act 2001 (Wet inkomstenbelasting 2001). Generally, a Shareholder has a substantial interest in the Company if the Shareholder, alone or-in case of an individual-together with a partner for Dutch tax purposes, or any relative by blood or by marriage in the ascending or descending line (including foster children) or either of them, owns or holds, or is deemed to own or hold, certain rights to shares, including rights to directly or indirectly acquire shares, directly or indirectly representing 5% or more of the Company’s issued capital as a whole or of any class of Shares or profit participating certificates (winstbewijzen) relating to 5%;

(iii)

is an entity which under the Dutch Corporate Income Tax Act 1969 (Wet op de vennootschapsbelasting 1969) (“CITA”), is not subject to Dutch corporate income tax or is fully or partly exempt from Dutch corporate income tax (such as a qualifying pension fund as described in Section 5 CITA and a tax exempt investment fund (vrijgestelde beleggingsinstelling) as described in Section 6a CITA);

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

However, a Shareholder will not be subject to Dutch dividend withholding tax on dividends distributed by the Company if, and for as long as, the Company is resident solely in Germany for purposes of the convention between Germany and the Netherlands for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income (the “German Dutch tax treaty”), unless:

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
(iv)	partial repayment of paid-in capital, that is
(a)	not recognized for Dutch dividend withholding tax purposes, or
(b)	recognized for Dutch dividend withholding tax purposes, to the extent that the Company has “net profits” (zuivere winst), unless
●	the general meeting of shareholders has resolved in advance to make this repayment, and
●	the par value of the Shares concerned has been reduced by an equal amount by way of an amendment to the articles of association of the Company.

The term “net profits” includes anticipated profits that have yet to be realized.

If a Shareholder is an individual that is resident or deemed to be resident in the Netherlands or is an individual that is not resident or deemed to be resident in the Netherlands, but for whom dividends distributed by the Company or income deemed to be derived from the Shares is subject to income tax under the ITA, such Shareholder is generally entitled to a credit for any Dutch dividend withholding tax against his Dutch tax liability and to a refund of any residual Dutch dividend withholding tax. Entities that are resident or deemed to be resident in the Netherlands and entities that are not resident or deemed resident in the Netherlands, but for which dividends distributed by the Company are subject to corporate tax under the CITA, can only credit Dutch dividend withholding tax up to the amount of their Dutch corporate income tax liability without taking into account any credit for Dutch dividend withholding tax and gaming tax (kansspelbelasting). To the extent the aggregate of the Dutch dividend withholding tax and gaming tax exceeds the aggregate Dutch corporate income tax liability in respect of the relevant year, the excess is not refunded, but carried forward to future years subject to restrictions and conditions.

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

Dutch Individuals engaged or deemed to be engaged in an enterprise or in miscellaneous activities

Dutch Individuals engaged or deemed to be engaged in an enterprise or in miscellaneous activities (resultaat uit overige werkzaamheden) are generally subject to income tax at statutory progressive rates with a maximum of 49.5% (2022) on any benefits derived or deemed to be derived from the Shares, including any capital gains realized on any disposal of the Shares, where those benefits are attributable to:

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

Dutch Individuals not engaged or deemed to be engaged in an enterprise or in miscellaneous activities

Generally, the Shares held by a Dutch Individual who is not engaged or deemed to be engaged in an enterprise or in miscellaneous activities, will be subject to annual income tax imposed on a fictitious yield on the Shares. The Shares held by this Dutch Individual will be taxed under the regime for savings and investments (inkomen uit sparen en beleggen). Irrespective of the actual income or capital gains realized, the annual taxable benefit from a Dutch Individual’s assets and liabilities taxed under this regime, including the Shares, is set at a percentage of the positive balance of the fair market value of these assets, including the Shares, and the fair market value of these liabilities. The percentage (2020), which is subject to an annual indexation, increases:

(i)	from 1.82% over the first EUR 50,650;
(ii)	to 4.37% over EUR 50,650.01 up to and including EUR 962,350; and
(iii)	to a maximum of 5.53% over EUR 962,350.01 or higher

No taxation occurs if this positive balance does not exceed a certain threshold (heffingvrij vermogen), which is EUR 50,650 in 2022. The fair market value of assets, including the Shares, and liabilities that are taxed under this regime is measured exclusively on 1 January of every calendar year. The tax rate under the regime for savings and investments is a flat rate of 31%.

Based on a decision by the Dutch Supreme Court of December 24, 2021 (ECLI:NL:HR:2021:1963) concerning the years 2017 and 2018, taxation under the regime for savings and investments in its current form, as described in the above paragraphs may under specific circumstances contravene Section 1 of the First Protocol to the European Convention on Human Rights (protection of property) in combination with Section 14 of the European Convention on Human Rights (protection from discrimination). The Dutch State Secretary of Finance has announced that also the regime for taxation of savings and investments as in effect on the date of this Prospectus will be amended to comply with the ruling of the Dutch Supreme Court mentioned above. At the date of this Prospectus, no legislative changes to the regime for savings and investments have been proposed yet. Noteholders are advised to consult their own tax advisor to ensure that tax is levied in accordance with the decision of the Dutch Supreme Court.

Dutch Corporate Entities

Dutch Corporate Entities are generally subject to corporate income tax at statutory rates up to 25.8% (2022) on any benefits derived or deemed to be derived from the Shares, including any capital gains realized on their disposal.

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

This section applies only to a U.S. Holder that holds common shares as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment) for U.S. federal income tax purposes. In addition, it does not set forth all of the U.S. federal income tax consequences that may be relevant in light of the U.S. Holder’s particular circumstances, including alternative minimum tax consequences, the potential application of the provisions of the Code known as the Medicare contribution tax and tax consequences applicable to U.S. Holders subject to special rules, such as:

●	certain financial institutions;
●	dealers or traders in securities who use a mark-to-market method of tax accounting;
●	persons holding common shares as part of a hedging transaction, straddle, wash sale, conversion transaction or other integrated transaction or persons entering into a constructive sale with respect to the common shares;
●	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;
●	entities or arrangements classified as partnerships for U.S. federal income tax purposes;
●	tax-exempt entities, including an “individual retirement account” or “Roth IRA”;
●	persons that own or are deemed to own ten percent or more of our shares (by vote or value);
●	persons who are subject to Section 451(b) of the Code; or
●	persons holding common shares in connection with a trade or business conducted outside of the United States.

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

A “U.S. Holder” is a holder who, for U.S. federal income tax purposes, is a beneficial owner of common shares, who is eligible for the benefits of the Treaty and who is:

●	a citizen or individual resident of the United States;

●	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or
●	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

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

Passive Foreign Investment Company Rules

Under the Code, we may be a PFIC for any taxable year in which, after the application of certain look-through rules with respect to subsidiaries, either (i) 75% or more of our gross income consists of “passive income” or (ii) 50% or more of the average quarterly value of our assets consists of assets that produce, or are held for the production of, “passive income.” Passive income generally includes, among other things, dividends, interest, certain non-active rents and royalties, and capital gains. Although we have not performed a definitive PFIC analysis using U.S. federal income tax principles, based on certain estimates as to composition of our income and assets, including the implied value, based on our market capitalization, of our assets that produce non-passive income, during 2021, we do not believe that we were a PFIC for our 2021 taxable year. However, there can be no assurance that the IRS will agree with our conclusion. In addition, whether we will be a PFIC in 2022 or any future taxable year is uncertain because, among other things, we currently own a substantial amount of passive assets, including cash, and because the valuation of our assets that generate non-passive income for PFIC purposes, including our intangible assets, is uncertain and may vary substantially over time and the composition of our assets and income may vary substantially over time. The average quarterly value of our assets for purposes of determining our PFIC status for any taxable year will generally be determined in part by reference to our market capitalization, which has fluctuated and may continue to fluctuate significantly over time. Accordingly, there can be no assurance that we will not be a PFIC for any taxable year.

The IRS has finalized Treasury Regulations that address various issues related to determining whether a foreign corporation is a PFIC and whether a U.S. shareholder holds PFIC stock and has released proposed Treasury Regulations that address various issues related to determining whether a foreign corporation is a PFIC. These Treasury Regulations and proposed Treasury Regulations (if finalized) may affect whether we are a PFIC in 2021 or in any future year. You should consult your tax adviser regarding the effect, if any, these Treasury Regulations may have, or such proposed Treasury Regulations would have, on the determination of our PFIC status.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT RISK

See note 26 to the consolidated financial statements as of December 31, 2021 for more information about our exposure to market risks.

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

B.   Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based upon criteria established in Internal Control – Integrated Framework (2013) by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2021.

C.   Attestation Report of the Registered Public Accounting Firm

KPMG AG Wirtschaftsprüfungsgesellschaft, the independent registered public accounting firm that audited our consolidated financial statements prepared in accordance with International Financial Reporting Standards as issued by the IASB (IFRS) as of and for the year ended December 31, 2021, has also audited the effectiveness of the Company's internal control over financial reporting as of December 31, 2021. Their reports are included in this Annual Report on Form 20-F beginning on page F-2

D.   Changes in Internal Control over Financial Reporting

No change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the financial year ended December 31, 2021 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our supervisory board has determined that each of Uta Kemmerich-Keil and Harry Welten is an audit committee financial expert, as that term is defined by the SEC, and is independent for the purposes of SEC and Nasdaq rules.

ITEM 16B. CODE OF ETHICS

Code of Conduct

We have adopted a Code of Conduct that covers a broad range of matters including the handling of conflicts of interest, compliance issues and other corporate policies such as insider trading and equal opportunity and non-discrimination standards. Our Code of Conduct applies to all of our supervisory directors, managing directors and employees. We have published our Code of Conduct on our website, www.affimed.com.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

a)   Audit Fees

Audit fees in 2021 and 2020 amounted to €498,000 and €430,000, respectively, and relate to audit services provided by our principal accountants, KPMG AG Wirtschaftsprüfungsgesellschaft and other KPMG International member firms, in connection with the audit of the consolidated financial statements and statutory audits and, quarterly reviews. The aggregate audit fees include fees and expenses billed or accrued for professional services rendered by the principal accountant for the audit of our annual financial statements, the review of the interim condensed consolidated financial statements, the review of registration statements and comfort letters for the Company and additional services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements, except for those not required by statute or regulation.

b)   Audit-Related Fees

Audit-Related fees in 2021 and 2020 amounted to €26,000 and €1,000, respectively, and relate to services provided by our principal accountants, KPMG AG Wirtschaftsprüfungsgesellschaft for the review of Enterprise Resource Planning system migration.

c)   Tax Fees

Tax-Related fees in 2021 and 2020 amounted to €5,000 and € nil, respectively, and related to consulting services provided in respect of global mobility.

d)   All Other Fees

None.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In 2021, no purchases of our equity securities were made by or on behalf of Affimed or any affiliated purchaser.

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17. Financial statements

We have responded to Item 18 in lieu of this item.

ITEM 18. Financial statements

Financial Statements are filed as part of this Annual Report, see page F-1.

ITEM 19. Exhibits

(a)  The following documents are filed as part of this registration statement:

Exhibit No.	Exhibit

1.1	Articles of Association of Affimed N.V. (English translation) (incorporated by reference to Exhibit 1.1 of the Affimed N.V. report on Form 20-F filed with the Commission on April 15, 2021).

2*	Description of rights of each applicable class of securities registered under Section 12 of the Securities Exchange Act of 1934.

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

4. 4††

Research Collaboration and License Agreement, dated as of August 24, 2018 by and between Affimed GmbH and Genentech, Inc. (incorporated by reference to exhibit 10.1 of the Affimed N.V. report on Form 6-K (File no. 001-36619) filed with the Commission on August 27, 2018).

4.5†

Research Collaboration and License Agreement, dated as of November 3, 2020 by and between Affimed GmbH and NewCo (incorporated by reference to Exhibit 10.1 of the Affimed N.V. report on Form 6-K (File No. 001-36619) filed with the Commission on November 9, 2020).

4.6†

Patent and Technology Licensing Agreement, dated as of December 11, 2020, by and between Affimed GmbH and The Board of Regents of The University of Texas System (incorporated by reference to Exhibit 10.1 of the Affimed N.V. report on Form 6-K (File No. 001-36619) filed with the Commission on April 14, 2021).

4.7

Loan Agreement, dated January 8, 2021, between Affimed GmbH, Affimed N.V. and Silicon Valley Bank (incorporated by reference to Exhibit 4.10 of the Affimed N.V. report on Form 20-F filed with the Commission on April 15, 2021).

8.1	List of subsidiaries (incorporated by reference to Exhibit 8.1 of the Affimed N.V. report on Form 20-F filed with the Commission on April 15, 2021).

12.1*	Certification of Principal Executive Officer pursuant to 17 CFR 240.13a-14(a).

12.2*	Certification of Principal Financial and Accounting Officer pursuant to 17 CFR 240.13a-14(a).

13.1*	Certification of Principal Executive Officer pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C. 1350.

13.2*	Certification of Principal Financial and Accounting Officer pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C. 1350.

15.1*	Consent of KPMG AG Wirtschaftsprüfungsgesellschaft

Exhibit No.	Exhibit

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

104. Cover*	Interactive Date File (formatted as Inline XBRL and contained in Exhibit 101)

*     Filed herewith

†    Certain confidential portions of this exhibit have been omitted and replaced with “[*****]”. Such identified information has been excluded from this exhibit because it (i) is not material and (ii) is the type that the registrant treats as private or confidential.

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

March 31, 2022

AFFIED N.V.

	By:	/s/ ADI HOESS
Name: Adi Hoess
Title: Chief Executive Officer

	By:	/s/ ANGUS SMITH
Name: Angus Smith
Title: Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Shareholders and Supervisory Board of Affimed N.V.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Affimed N.V. and subsidiaries (the Company) as of December 31, 2021 and 2020, the related consolidated statements of comprehensive loss, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2021, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2021, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 31, 2022 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue recognition from collaboration agreements

As discussed in Note 6 to the consolidated financial statements, the Company recognized revenue in 2021 of €40.4 million, of which €39.3 million relate to revenues from research programs performed as part of collaboration agreements with third parties. As discussed in Note 4, such agreements usually include multiple performance obligations that are satisfied over time and recognized according to the stage of completion measured by reference to costs incurred in relation to anticipated total costs of the research programs.

We identified revenue recognition from collaboration agreements as a critical audit matter. We performed a sensitivity analysis to determine the significant assumptions used to measure the progress of identified performance obligations, which required challenging auditor judgment. Specifically, challenging and subjective auditor judgment was required to evaluate the anticipated total costs of research programs.

The primary procedures we performed to address this critical audit matter included the following. We evaluated the design and tested the operating effectiveness of certain internal controls over the Company’s revenue process. This included controls related to significant assumptions, including their development and application, and the monitoring of changes to the assumptions. We evaluated the anticipated total costs of research programs by (1) obtaining and inspecting contractual documents and correspondence with customers and comparing them to management’s estimated stage of completion, (2) interviewing program personnel to gain an understanding of the status of program activities to challenge management’s estimated stage of completion, (3) obtaining and analyzing documentation, such as external meeting minutes and project plans, to evaluate the reasonableness of management’s assumptions regarding anticipated total cost of the research program, and (4) performing a retrospective review of the anticipated versus actual costs and changes in the project plans, if any, including the amount and timing of the change based on internal information or contractual changes, to assess the reliability of planning assumptions.

/s/ KPMG AG Wirtschaftsprüfungsgesellschaft

We have served as the Company’s auditor since 2014.

Mannheim, Germany

March 31, 2022

Report of Independent Registered Public Accounting Firm

To the Shareholders and Supervisory Board of Affimed N.V.:

Opinion on Internal Control Over Financial Reporting

We have audited Affimed N.V.’s and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2021 and 2020, the related consolidated statements of comprehensive loss, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2021, and the related notes (collectively, the consolidated financial statements), and our report dated March 31, 2022 expressed an unqualified opinion on those consolidated financial statements.

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

/s/ KPMG AG Wirtschaftsprüfungsgesellschaft

Mannheim, Germany

March 31, 2022

Affimed N.V.

Consolidated statements of comprehensive loss

(in € thousand)

	Note	2021	2020	2019
Revenue	6	40,366	28,360	21,391
Other income - net	7	1,310	626	290
Research and development expenses	8	(81,488)	(49,989)	(43,791)
General and administrative expenses	9	(24,218)	(13,715)	(10,266)

Operating loss		(64,030)	(34,718)	(32,376)

Finance income / (costs) - net	11	6,509	(6,647)	15

Loss before tax		(57,521)	(41,365)	(32,361)

Income taxes	12	(2)	(1)	(4)

Loss for the period		(57,523)	(41,366)	(32,365)

Other comprehensive income / (loss) Items that will not be reclassified to profit or loss
Equity investments at fair value OCI - net change in fair value	15	(7,693)	(242)	(632)

Other comprehensive income / (loss)		(7,693)	(242)	(632)

Total comprehensive Loss		(65,216)	(41,608)	(32,997)

Basic and diluted loss per share in € per share (undiluted = diluted)		(0.48)	(0.50)	(0.50)

Weighted number of common shares outstanding		119,502,384	83,471,559	64,242,396

The Notes are an integral part of these consolidated financial statements.

Affimed N.V.

Consolidated statements of financial position

(in € thousand)

	Note	December 31, 2021	December 31, 2020
ASSETS
Non-current assets
Intangible assets	13	1,607	1,718
Leasehold improvements and equipment	14	3,814	2,226
Long-term financial assets	15	12,348	20,042
Right-of-use assets	23	972	940
		18,741	24,926

Current assets
Cash and cash equivalents	16	197,630	146,854
Trade and other receivables	17	4,809	2,439
Inventories		421	246
Other assets	18	3,534	1,260
		206,394	150,799

TOTAL ASSETS		225,135	175,725

EQUITY AND LIABILITIES
Equity
Issued capital		1,234	983
Capital reserves		474,087	345,164
Fair value reserves		(5,973)	1,720
Accumulated deficit		(333,397)	(275,874)
Total equity	19	135,951	71,993

Non-current liabilities
Borrowings	21	17,060	231
Contract liabilities	6	7,209	35,992
Lease liabilities	23	368	482
Total non-current liabilities		24,637	36,705

Current liabilities
Trade and other payables	22	18,860	11,394
Borrowings	21	580	92
Lease liabilities	23	683	492
Contract liabilities	6	44,424	55,049
Total current liabilities		64,547	67,027

TOTAL EQUITY AND LIABILITIES		225,135	175,725

The Notes are an integral part of these consolidated financial statements.

Affimed N.V.

Consolidated statements of cash flows

(in € thousand)

	Note	2021	2020	2019
Cash flow from operating activities
Loss for the period		(57,523)	(41,366)	(32,365)
Adjustments for the period:
— Income taxes		2	1	4
—Depreciation and amortisation		1,334	1,115	906
—Net gain / loss from disposal of leasehold improvements and equipment		0	34	(5)
—Share-based payments	20	11,820	3,381	2,469
—Finance income / costs - net	11	(6,509)	6,647	(15)
		(50,876)	(30,188)	(29,006)

Change in trade and other receivables		(2,369)	(1,065)	33
Change in inventories		(175)	50	(36)
Change in other assets		(2,274)	(1,260)	340
Change in trade, other payables, provisions and contract liabilities		(29,990)	12,848	(791)
		(85,684)	(19,615)	(29,460)
Interest received		0	294	628
Paid interest		(905)	(78)	(224)
Paid income tax		(2)	(1)	0
Net cash used in operating activities		(86,591)	(19,400)	(29,056)

Cash flow from investing activities
Purchase of intangible assets		(1,654)	(9)	(150)
Purchase of leasehold improvements and equipment		(2,196)	(431)	(1,324)
Cash paid for investments in financial assets		0	(8,101)	(45,131)
Cash received from maturity of financial assets		0	16,547	50,945
Net cash used for investing activities		(3,850)	8,006	4,340

Cash flow from financing activities
Proceeds from issue of common shares, including exercise of share based payment awards	19	124,460	74,195	31,373
Transaction costs related to issue of common shares	19	(7,412)	(2,294)	(2,215)
Proceeds from borrowings	21	17,500	0	562
Transaction costs related to borrowings		(311)	0	0
Repayment of lease liabilities	23	(564)	(521)	(405)
Repayment of borrowings	21	(92)	(2,128)	(3,277)
Cash flow from financing activities		133,581	69,252	26,038

Exchange-rate related changes of cash and cash equivalents		7,636	(6,238)	(917)
Net changes to cash and cash equivalents		43,140	57,858	1,322
Cash and cash equivalents at the beginning of the period		146,854	95,234	94,829
Cash and cash equivalents at the end of the period		197,630	146,854	95,234

The Notes are an integral part of these consolidated financial statements.

Affimed N.V.

Consolidated statements of changes in equity

(in € thousand)

		Issued	Capital	Fair value	Accumulated	Total
	Note	capital	reserves	reserves	deficit	equity
Balance as of January 1, 2019		624	239,055	2,594	(202,144)	40,129

Issue of common shares		138	28,901			29,039
Exercise of share-based payment awards			26			26
Equity-settled share-based payment awards			2,469			2,469
Loss for the period					(32,365)	(32,365)
Other comprehensive loss				(632)		(632)

Balance as of December 31, 2019		762	270,451	1,962	(234,508)	38,667

Balance as of January 1, 2020		762	270,451	1,962	(234,508)	38,667

Issue of common shares		205	68,341			68,546
Exercise of share-based payment awards	20	16	2,991			3,007
Equity-settled share-based payment awards			3,381			3,381
Loss for the period					(41,366)	(41,366)
Other comprehensive loss				(242)		(242)

Balance as of December 31, 2020		983	345,164	1,720	(275,874)	71,993

Balance as of January 1, 2021		983	345,164	1,720	(275,874)	71,993

Issue of common shares	19	240	114,197			114,437
Exercise of share-based payment awards	20	11	2,906			2,917
Equity-settled share-based payment awards	20		11,820			11,820
Loss for the period					(57,523)	(57,523)
Other comprehensive loss				(7,693)		(7,693)

Balance as of December 31, 2021		1,234	474,087	(5,973)	(333,397)	135,951

The Notes are an integral part of these consolidated financial statements.

Affimed N.V.

Notes to the consolidated financial statements

1.          Reporting entity

Affimed N.V. is a Dutch company with limited liability (naamloze vennootschap) and has its corporate seat in Amsterdam, the Netherlands, registered with the trade register of the Chamber of Commerce (handelsregister van de Kamer van Koophandel) under number 60673389.

The consolidated financial statements are comprised of Affimed N.V., and its controlled (and wholly owned) subsidiaries Affimed GmbH, Heidelberg, Germany, AbCheck s.r.o., Plzen, Czech Republic and Affimed Inc., Delaware, USA (collectively “Affimed”, the “Company” or the “Group”).

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

2.          Local exemption rules applied by subsidiaries of the Group

Affimed GmbH, Heidelberg, Germany, makes use of the exemption clause, available under § 264 (3) HGB in 2021. The consolidated financial statements of Affimed N.V. as of and for the year ended 31 December 2021 will be filed in Germany as a supplement to the financial statements of Affimed GmbH, in order to meet the requirements of the exemption clause available under § 264 (3) HGB in 2021.

3.          Basis of preparation — consolidated financial statements

Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS).

The consolidated financial statements were authorized for issuance by the management board on March 31, 2022.

Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for financial instruments measured at fair value (see note 15) and monetary assets and liabilities denominated in foreign currencies which are remeasured at period-end exchange rates. The Group did not opt for a valuation of liabilities at fair value through profit or loss.

All amounts included in the consolidated financial statements are reported in thousands of euros (€ thousand) except where otherwise stated.

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

Affimed N.V.

Notes to the consolidated financial statements

Functional and presentation currency

The consolidated financial statements are presented in euro. The functional currency of the Group’s subsidiaries is also the euro. All financial information presented in euro unless otherwise noted has been rounded to the nearest thousand (abbreviated €) or million (abbreviated € million).

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

Foreign currency gains or losses that relate to borrowings, cash and cash equivalents and financial assets, except for financial instruments at fair value through other comprehensive income are presented in the statement of comprehensive loss within ‘Finance income / (costs) — net’. All other foreign exchange gains and losses are presented in the statement of comprehensive loss within ‘Other income — net’.

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

Collaboration and license agreements are evaluated to determine whether they involve multiple promises that represent separate performance obligations typically including research programs, platform licenses or intellectual property licenses.

The total consideration is allocated to separate performance obligations based on relative stand-alone selling prices. Usually sales prices for research and development activities and licenses are not directly observable. Therefore, we use estimation techniques, such as an expected cost plus margin approach, to determine stand-alone selling prices for such services and licenses. Margins are estimated based on market trends within the pharmaceutical industry. For licenses of intangible assets where little or no incremental costs are incurred in providing such licenses, a residual approach is used.

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

Revenue from platform licenses or intellectual property licenses granted are recognized at a point in time if their nature is a right to use the licensed intellectual property as it exists at the point in time at which the license is granted. This is usually the case when there is no significant continuing involvement by the Group. In these cases, revenue is recognized when control of the license is transferred. Control is considered to be transferred when the customer received all necessary documents and information to begin to use and benefit from the license.

Revenue from platform licenses or intellectual property licenses granted are recognized over time if their nature is to access the licensed intellectual property as it exists throughout the license period. This might be the case when there is significant continuing development to address the content of the platform by the Group. In these cases, revenue is recognized on a straight-line basis until the use of the license by the customer ends.

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

Milestone payments are contingent upon the achievement of contractually stipulated targets. The achievement of these targets or milestones depends largely on meeting specific requirements laid out in the respective agreement. Therefore, individual performance obligations are generally determined based on contractually agreed milestones and related payments. Reaching a milestone will result in a cumulative catch up of revenue for the performance to date.

The Group distinguishes development and registration milestones and sales-based milestones. Whereas development and registration milestone payments are generally recognized on reaching the defined milestones, revenues for sales-based milestones are recognized on achievement of contractually stipulated underlying revenues.

Research and development

Costs incurred related to research activities are expensed in the period when they are incurred. Costs incurred on development projects are recognized as intangible assets beginning on the date it can be established that it is probable that future economic benefits attributable to the asset will flow to the Group considering its technological and commercial feasibility. Given the current stage of the development of the Group’s candidates and technologies, as well as uncertainties regarding successful regulatory approval, no development expenditures have been capitalized in any of the periods presented in these consolidated financial statements. Intellectual property-related costs for patents are part of the expenditure for the research and development projects. Therefore, registration costs for patents are recognized as expensed when incurred as long as the research and development project concerned does not meet the criteria for capitalization.

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

The Group’s share-based payment awards outstanding as of December 31, 2020 and 2021, are classified as equity-settled share-based plans. The fair value of share-based equity-settled awards granted to employees is measured at grant date and compensation cost is recognized over the vesting period with a corresponding increase in equity. Share-based payment awards with non-employees are measured and recognized when services are received. Fair value is estimated using the Black-Scholes-Merton formula. The formula determines the value of an option based on input parameters like the value of the underlying instrument, the exercise price, the expected volatility of share price returns, dividends, the risk-free interest rate, the expected forfeiture rate and the time to maturity of the option. The number of stock options expected to vest is estimated at each measurement date.

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

Government grants relating to costs are deferred and recognized in the income statement over the period necessary to match them with the costs they are intended to compensate. When the cash in relation to recognized government grants is not yet received, the amount is included as a receivable on the statement of financial position.

The Group recognizes income from government grants under ‘Other income — net’ in the consolidated statement of comprehensive loss.

Leases

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

Affimed N.V.

Notes to the consolidated financial statements

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

The Group’s non-derivative financial assets include shares, trade and other receivables, other assets, cash and cash equivalents and certificates of deposit at banks with original maturities of more than three months.

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

The Group holds preferred shares in Amphivena Therapeutics Inc. ("Amphivena"), USA, and common shares in Roivant Sciences Ltd (“Roivant”), USA (see note 15). The Group has elected to present changes in fair value of these investments through other comprehensive income.

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

Affimed N.V.

Notes to the consolidated financial statements

(iii)	Compound financial instruments

The Group entered into certain loan agreements pursuant to which it issued warrants to purchase common shares of the Group at the option of the respective holders (for warrants issued to SVB (as defined below) see note 21). The number of shares to be issued does not vary with changes in their fair value.

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

All receivables are assessed for specific impairment. Losses are recognized in profit or loss and reflected in an allowance account against receivables. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss. No impairments or reversals of impairments were recognized in 2019, 2020 or 2021.

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

Affimed N.V.

Notes to the consolidated financial statements

Amortization and depreciation is calculated using the straight-line method over the estimated useful lives, and is recognized in profit or loss. Depreciation and amortization methods and useful lives are reviewed at each reporting date and adjusted if appropriate. The estimated useful lives of property, plant and equipment for current and comparative periods are as follows:

–	Laboratory equipment	5-10 years
–	Office and IT equipment	3-6 years
–	Leasehold improvements	over the term of the lease

Assets that are subject to depreciation or amortization are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount may not be recoverable. An impairment loss is recognized as the amount by which an asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. Non-financial assets that were previously impaired are reviewed for possible reversal of the impairment at each reporting date.

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

Fair Value Measurement

All assets and liabilities for which fair value is recognized in the consolidated financial statements are classified in accordance with the following fair value hierarchy, based on the lowest level input parameter that is significant on the whole for fair value measurement:

●	Level 1 — Prices for identical assets or liabilities quoted in active markets (non-adjusted)
●	Level 2 — Measurement procedures, in which the lowest level input parameter significant on the whole for fair value measurement is directly or indirectly observable for on the market and which are not included in Level 1.
●	Level 3 — Measurement procedures, in which the lowest level input parameter significant on the whole for fair value measurement is not directly or indirectly observable for on the market

Affimed N.V.

Notes to the consolidated financial statements

The carrying amount of all trade and other receivables, other assets, certificates of deposit, cash and cash equivalents, trade and other payables and loans is a reasonable approximation of the fair value and therefore information about the fair values of those financial instruments has not been disclosed. The measurement of the fair value of preferred and common shares in other companies held by the group is based on level 1 and level 3 inputs (see note 15). The Group recognises transfers between levels of the fair value hierarchy as at the date at which the change has occurred.

Loss per share

Loss per common share is calculated by dividing the loss for the period by the weighted average number of common shares outstanding during the period.

The Group has granted warrants under certain loan agreements (see note 21) and options under share-based payment programs (see note 20) which potentially have a dilutive effect, however no instruments actually had a dilutive effect due to the net loss generated.

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

The Group’s contracts with the majority of our customers contain multiple performance obligations. Judgment is required in determining whether a good or service is considered a separate performance obligation. If standalone selling prices are not directly observable, the Group allocates the transaction price to the performance obligations by reference to the expected cost plus a margin. In doing so, observable input data such as internal project plans and margins are used.

The Group has entered into research service agreements, collaboration and license agreements with customers for which non-refundable upfront payments are received for research funding purposes, technology access fees and/or milestone payments. Generally, the Group has continuing performance obligations and therefore upfront payments are initially recognized as a contract liability, and the related revenues are subsequently recognized as the related performance obligation is fulfilled. In this context, the determination of the stage of completion requires judgement, in particular with respect to the anticipated total costs of research programs. Technology access fees are generally initially recognized as a contract liability and subsequently recognized over the expected term of the agreement on a straight-line basis.

Affimed N.V.

Notes to the consolidated financial statements

The determination of whether a performance obligation is satisfied at a point in time versus over time might also require judgment.

New standards and interpretations not yet adopted

The following new standards and amendments to standards are effective for annual periods beginning after December 31, 2021 and have not been applied in preparing these consolidated financial statements.

Standard/interpretation	Effective Date 1

Amendments to IFRS 3 Business Combinations	January 1, 2022
Amendments to IAS 16 Property, Plant and Equipment	January 1, 2022
Amendments to IAS 37 Provisions, Contingent Liabilities and Contingent Assets	January 1, 2022
Annual Improvements 2018-2020	January 1, 2022
Amendments to IAS 1 Presentation of Financial Statements: Classification of Liabilities as Current or Non-current	January 1, 2023
Amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2: Disclosure of Accounting policies	January 1, 2023
Amendments to IAS 8 Accounting policies, Changes in Accounting Estimates and Errors: Definition of Accounting Estimates	January 1, 2023
Amendments to IAS 12 Income Taxes: Deferred Tax related to Assets and Liabilities arising from a Single Transaction	January 1, 2023

1 Shall apply for periods beginning on or after the date shown in the effective date column.

The amended standards are not expected to have a significant effect on the consolidated financial statements of the Group.

5.          Segment reporting

(i)	Information about reportable segment

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

Revenue:	2021	2020	2019

Germany	742	194	0
Europe	0	2	1,646
USA	39,624	28,164	19,745
	40,366	28,360	21,391

Non-current assets as of December 31:	2021	2020	2019
Germany	4,896	3,796	2,017
Czech Republic	1,306	914	870
USA	12,539	20,216	3,558
	18,741	24,926	6,445

(iii)	Major Customers

In 2019 and 2020, the Group’s revenue with Genentech Inc. (“Genentech”) exceeded 10% of total revenues. In 2021, Genentech's and Roivant’s revenue each exceeded 10% of total revenue.

6.          Revenue

Collaboration with Genentech

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

The Group recognized €21.6 million as revenue in 2021 (2020: €26.2 million, 2019: €19.7 million) and holds €20.2 million (December 31, 2020: €41.9 million, December 31, 2019: €59.3 million) under contract liabilities, which is recognized as revenue in subsequent periods as services are provided.

Under the terms of the agreement, Affimed is eligible to receive up to an additional $5.0 billion over time, including payments upon achievement of specified development, regulatory and commercial milestones. Affimed is also eligible to receive royalties on any potential sales.

Collaboration with Roivant

On November 9, 2020 Affimed and Pharmavant 6 GmbH, a subsidiary of Roivant, announced a strategic collaboration agreement which grants Roivant a license to the preclinical molecule AFM32. Under the terms of the agreement, Affimed received $60 million in upfront consideration, comprised of $40 million in cash and pre-funded research and development funding, and $20 million of common shares in Roivant. Affimed is eligible to receive additional proceeds in the form of option fees contingent on the commencement of additional programs contemplated under the agreement. The Group is eligible to receive up to an additional $2 billion in milestones payments upon achievement of specified development, regulatory and commercial milestones, as well as tiered royalties on net sales.

Affimed N.V.

Notes to the consolidated financial statements

For the year ended December 31, 2021 the group has recognized €17.7 million (2020: €1.4 million) as revenue and holds €31.3 million (2020: €49.0 million) as contract liabilities, which will be recognized as revenue in subsequent periods as services are provided.

Research service agreements

The Group has entered into certain research service agreements. These research service agreements provide for non-refundable upfront technology access research funding and milestone payments. The Group recognized revenue of €1.1 million, €0.6 million and €1.7 million during the years ended December 31, 2021, 2020 and 2019 respectively.

Contract balances

The following table provides information about receivables and contract liabilities from contracts with customers.

	December 31, 2021	December 31, 2020
Receivables	150	0
Contract liabilities	51,633	91,041

An amount of €39,512 that was recognized in contract liabilities at the beginning of the period was recognized as revenue during the period ended December 31, 2021 (2020: €17,457; 2019: €14,795).

The remaining performance obligations at December 31, 2021 are approximately €51.6 million and are expected to be largely recognized as revenue over the next year (€44.4 million), with a smaller portion being realized the year thereafter (€7.2 million).

Disaggregation of revenue

	2021	2020	2019
Major service lines:
Collaboration revenue	39,301	27,755	19,685
Service revenue	1,065	605	1,706
	40,366	28,360	21,391

Revenue:
Point in time	490	9,180	5,783
Over time	39,876	19,180	15,608
	40,366	28,360	21,391

7.          Other income and expenses — net

Other income and expenses, net, comprises foreign exchange losses of €125 in 2021 (2020: gains of €129, 2019: gain of €251); income from government grants for research and development projects of €344 in 2021, €348 in 2020, and €19 in 2019 and from research collaborations where costs are shared equally between both parties of €1,072 (2020: €0, 2019: €0).

Affimed N.V.

Notes to the consolidated financial statements

8.          Research and development expenses

The following table shows the different types of expenses allocated to research and development costs for the years ended December 31:

	2021	2020	2019
Third-party services	54,810	29,324	27,338
Personnel expenses	20,532	13,638	10,154
Legal, consulting and patent expenses	1,301	2,380	1,983
Cost of materials	2,152	1,730	1,547
Amortization and depreciation	1,057	834	725
Other expenses	1,636	2,083	2,044
	81,488	49,989	43,791

9.          General and administrative expenses

The following table shows the different types of expenses allocated to general and administrative costs for the years ended December 31:

	2021	2020	2019
Personnel expenses	10,713	6,319	5,358
Legal, consulting and audit expenses	8,134	5,601	3,055
Other expenses	5,371	1,795	1,853
	24,218	13,715	10,266

10.          Employee benefits

The following table shows the items of employee benefits for the years ended December 31:

	2021	2020	2019
Wages and salaries	17,882	15,081	11,587
Social security costs	2,332	1,847	1,620
	20,214	16,928	13,207

The employer’s contributions to pension insurance plans of €1,030 (2020: €795, 2019: €696) are classified as payments under a defined contribution plan, and are recognized as an expense.

11.        Finance income and finance costs

The following table shows the items of finance income and costs for the years ended December 31:

	2021	2020	2019
Interest SVB Loan Agreement (see note 21)	(712)	(95)	(483)
Foreign exchange differences	7,636	(6,693)	(175)
Interest on certificates of deposit with maturities of more than three months	0	186	602
Other finance income/finance costs - net	(415)	(45)	71
	6,509	(6,647)	15

Affimed N.V.

Notes to the consolidated financial statements

12.        Income taxes

The Group did not incur any material income tax in the periods presented. As of December 31, 2021, deferred tax assets from differences resulting from intangible assets (€207; 2020: €303), trade and other receivables (€1,194; 2020: €463), borrowings (€44; 2020: €61), lease liabilities (€206; 2020: €194), trade and other payables (€31; 2020: €7), long-term financial assets (€1,149; 2020: deferred tax liability of €1,146) and contract liabilities (€47; 2020: €556) have not been recognized as deferred tax assets as no sufficient future taxable profits or offsetting deferred tax liabilities are available. As of December 31, 2021 deferred tax liabilities from temporary differences result mainly from leasehold improvements and equipment and right-of-use assets (€276; 2020: €280), other assets (€1,054; 2020: €316), trade and other payables (€0; 2020: €60) and borrowings (€93; 2020: €0). Deferred tax liabilities are not recognized as there is an excess of deferred tax assets over deferred tax liabilities.

A reconciliation between actual income taxes and the expected tax benefit from the loss before tax multiplied by the Group's applicable tax rate is presented below for the years ended December 31:

	2021	2020	2019
Loss before tax	(57,521)	(41,365)	(32,361)
Income tax benefit at tax rate of 29.825%	17,156	12,337	9,652
Adjustments of deferred tax assets	(15,850)	(11,196)	(9,822)
Adjustments for local tax rates	(62)	(41)	5
Non-deductible expenses	(1,434)	(803)	(72)
Other	188	(298)	233
Income taxes	(2)	(1)	(4)

In Germany, Affimed has tax losses carried forward of €288.6 million (2020: €233.7 million) for corporate income tax purposes and of €287.7 million (2020: €234.6 million) for trade tax purposes that are available indefinitely for offsetting against future taxable profits of that entity. Restrictions on the utilization of tax losses in case of a change of control of ownership in Affimed were mitigated by the enactment of the Economic Growth Acceleration Act (Wachstumsbeschleunigungsgesetz 2009). According to the provisions of this act unused tax losses of a corporation as of  the date of a qualified change in ownership are preserved to the extent they are compensated by an excess of the fair value of equity for tax purposes above its carrying amount of the Group. The maximum amount of tax losses at risk of being lost due to ownership changes is approximately €59 million. Deferred tax assets have not been recognized in respect of any losses carried forward as no sufficient taxable profits of Affimed are expected.

Tax losses of Abcheck s.r.o. amount to €20 as of December 31, 2021 (2020: €803).

13.        Intangible assets

	Licences	Software	Total
Cost as of January 1, 2021	2,032	290	2,322
Additions	2	3	5
Cost as of December 31, 2021	2,034	293	2,327

Accumulated depreciation as of January 1, 2021	382	222	604
Depreciation charge for the year	88	28	116
Accumulated depreciation as of December 31, 2021	470	250	720
Carrying value as of December 31, 2021	1,564	43	1,607

Affimed N.V.

Notes to the consolidated financial statements

	Licences	Software	Total
Cost as of January 1, 2020	383	346	729
Additions	1,649	9	1,658
Disposals	—	(65)	(65)
Cost as of December 31, 2020	2,032	290	2,322

Accumulated depreciation as of January 1, 2020	380	212	592
Depreciation charge for the year	2	64	66
Disposals	—	(54)	(54)
Accumulated depreciation as of December 31, 2020	382	222	604
Carrying value as of December 31, 2020	1,650	68	1,718

In December 2020, Affimed entered into a patent and technology license agreement providing the Group with an exclusive development and commercialization license. The Group recognized the non-refundable license fee of $2 million (€1.6 million) as an intangible asset and amortizes the acquisition cost, on a straight line basis, over an estimated useful life of 19 years.

14.        Leasehold improvement and equipment

		Laboratory
	Leasehold	and office
	improvements	equipment	Total
Cost as of January 1, 2021	74	5,125	5,199
Additions	—	2,196	2,196
Cost as of December 31, 2021	74	7,321	7,395

Accumulated depreciation as of January 1, 2021	47	2,926	2,973
Depreciation charge for the year	7	601	608
Accumulated depreciation as of December 31, 2021	54	3,527	3,581
Carrying value as of December 31, 2021	20	3,794	3,814

		Laboratory
	Leasehold	and office
	improvements	equipment	Total
Cost as of January 1, 2020	74	5,038	5,112
Additions	—	431	431
Disposals	—	(344)	(344)
Cost as of December 31, 2020	74	5,125	5,199

Accumulated depreciation as of January 1, 2020	36	2,785	2,821
Depreciation charge for the year	11	462	473
Disposals	—	(321)	(321)
Accumulated depreciation as of December 31, 2020	47	2,926	2,973
Carrying value as of December 31, 2020	27	2,199	2,226

Affimed N.V.

Notes to the consolidated financial statements

15.        Long-term financial assets

The Group holds preferred shares in Amphivena previously recognized at their fair value of €2.9 million . In early October 2021, the Board of Amphivena made the decision to wind down the company, and we believe the decision indicates that the investment is fully impaired. Based on current information, we estimate that the investment has a fair value of nil. This fair value change has resulted in an impairment of €2.9 million and has been recognized in other comprehensive income.

The Group also holds common shares in Roivant at their fair value of €12.3 million as of December 31, 2021 (2020: €17.1 million). The overall decrease in the fair value of €4.8 million has been recognized in other comprehensive income. As of December 31, 2020, the fair value of this investment was categorised as Level 3 and was based on observable financing round valuations which was adjusted considering certain assumptions such as the development of quoted market prices of peer companies and other publicly available information as well as quantitative and qualitative information provided by Roivant. During 2021, Roivant listed its common shares on a stock exchange (Nasdaq, US) and they are currently actively traded in that market. Therefore, fair value measurement was transferred from Level 3 to Level 1 of the fair value hierarchy at October 1, 2021, at which time the fair value of the shares was recorded at €11.2 million. As at December 31, 2021 the fair value of the shares in Roivant was based on its quoted market price. Refer to note 27 regarding events that took place subsequent to December 31, 2021.

16.        Cash and cash equivalents

	December 31,
	2021	2020
Bank balances	129,972	146,854
Call deposits	67,658	—
	197,630	146,854

Call deposits all have original maturities of 3 months or less.

17.        Trade and other receivables

The trade receivables as of December 31, 2021 and 2020, of €150 and €0, respectively, are all due in the short-term, do not bear interest and are not impaired. Other receivables are all due within the short-term and mainly comprise prepayments €767 (2020: €313) and value-added tax receivables of €2,737 (2020: €1,321).

18.        Other assets

Other assets as of December 31, 2021 mainly consist of a deferred prepayment of €2.9 million for the reservation of manufacturing capacity. The prior year mainly comprised a deferred prepayment of €1.0 million in respect of a research project where certain milestone payments were due.

19.        Equity

As of December 31, 2021, the share capital of €1,234 (2020: €983) is composed of 123,419,772 (2020: 98,287,333) common shares with a par value of €0.01.

In May 2020, the Company implemented an at-the-market (“ATM”) program providing for the sales over time of up to $50,000,000 of its common shares. The Company issued approximately 12.5 million common shares under this ATM program, generating net proceeds of approximately €34.5 million. In November 2020, the Company implemented a new ATM program providing for additional sales over time of up to $75,000,000 of its common shares. As of December 31, 2021, the Company had issued a further approximately 4.4 million (2020: 7.9 million) shares from this new ATM program, generating approximately €24.4 million (2020: €34.5 million) in net proceeds.

Affimed N.V.

Notes to the consolidated financial statements

In November 2021, the Company implemented a new ATM program providing for sales over time of up to $100 million of its common shares. As of December 31, 2021, the Company had issued approximately 0.2 million common shares from this new ATM program and generated approximately €1.6 million in net proceeds.

On January 15, 2021, the Group issued 19,166,667 common shares at a price of $6.00 per share in a public offering, resulting in net proceeds of approximately €88.7 million, incurring €6.1 million in underwriting commissions, legal and consulting expenses which were deducted from equity.

In April 2021, Silicon Valley Bank exercised all of its warrants and accordingly, the Group issued 173,482 common shares, refer to note 21.

In connection with common share issuances in 2021 an amount of €7.1 million (2020: €2.4 million) of direct and incremental transaction cost was deducted from equity.

In the Annual General Meeting of Affimed N.V. held on August 4, 2020 the structure of the authorized share capital was changed as cumulative shares were abolished. As of December 31, 2021, authorized share capital of the company amounts to €3,120 (2020: €3,120) and 311,950,000 (2020: 311,950,000) common shares, each with a nominal value of €0.01 per share.

20.        Share-based payments

In 2014, an equity-settled share-based payment program was established by Affimed N.V. (ESOP 2014).

Under this program, the Group granted awards to certain members of the Management Board, the Supervisory Board, non-employee consultants and employees.

Share-based payments with service condition

The majority of the awards vest in installments over three years and can be exercised up to 10 years after the grant date. In 2021 and 2020, the Group granted 4,131,076 and 2,607,809 awards, respectively, to employees, the Management Board and Supervisory Board.

In 2021, 385,355 ESOP 2014 awards were cancelled or forfeited due to termination of employment or termination of consulting agreements with non-employees (2020: 247,684), and 1,114,061 options were exercised at an average exercise price of $3.13 (2020: 1,624,351 options were exercised at an average exercise price of $2.19).

As of December 31, 2021, 10,675,001 ESOP 2014 awards were outstanding (December 31, 2020: 8,043,341), 5,422,591 awards (December 31, 2020: 4,712,122) were vested. The options outstanding at December 31, 2021 had an exercise price in the range of $1.30 to $13.47 (2020: $1.30 to $13.47), a weighted average remaining contractual life of 7.7 years (2020: 7.4 years) and a weighted average exercise price of $5.21. In 2021 and 2020, the Group estimated an annual forfeiture rate of 4.0% for unvested options.

Share-based payments with market condition

On April 20, 2018, Affimed issued 240,000 options, of which each grant consists of three tranches that vest when the volume-weighted average share price (measured based on Affimed closing share prices over the preceding fifteen trading days) reaches a certain hurdle ($6.15, $8.20 and $10.25). Fair value of the awards at grant date amounts to €133 ($164 thousand) and the contractual lifetime of the options is two years. As of December 31, 2020 no options were exercisable and the term of the options expired in 2020.

Affimed N.V.

Notes to the consolidated financial statements

Share-based payment expense

In 2021, an expense of €11,820 was recognized affecting research and development expenses (€5,892) and general and administrative expenses (€5,928). In 2020, an expense of €3,381 was recognized affecting research and development expenses (€1,524) and general and administrative expenses (€1,857). In 2019, an expense of €2,469 was recognized affecting research and development expenses (€904) and general and administrative expenses (€1,565).

Fair value measurement

The fair value of options was determined using the Black-Scholes-Merton valuation model. The significant inputs into the valuation model of share based payment grants with service conditions are as follows (weighted average):

	2021	2020
Fair value at grant date	$6.18	$2.38
Share price at grant date	$8.18	$3.18
Exercise price	$8.18	$3.18
Expected volatility	95%	93%
Expected life	5.9	5.9
Expected dividends	0.0	0.0
Risk-free interest rate	1.14%	0.89%

Expected volatility is estimated based on the observed daily share price returns of Affimed measured over a historic period equal to the expected life of the awards.

The risk-free interest rates are based on the yield to maturity of U.S. Treasury strips (as best available indication for risk-free rates), for a term equal to the expected life, as measured as of the Grant Date.

21.        Borrowings

Silicon Valley Bank

On November 30, 2016, Affimed entered into a loan agreement with Silicon Valley Bank (the “SVB loan”) for an initial tranche of €5.0 million and a second tranche drawn in May 2017 of €2.5 million. As of December 31, 2020, the loan was fully repaid.

Pursuant to the loan agreement of 2016, the Group also granted the lender warrants to purchase common shares of Affimed at the respective exercise price for a period of ten years from the grant date. In April 2021, Silicon Valley Bank exercised its warrants and the Group issued 173,482 common shares to Silicon Valley Bank.

In January 2021, the Group entered into a new loan agreement with Silicon Valley Bank German Branch (SVB) which provides Affimed with up to €25 million in term loans in three tranches: €10 million available at closing, an additional €7.5 million upon the achievement of certain conditions, including milestones related to Affimed’s pipeline and market capitalization, and a third tranche of €7.5 million upon the achievement of certain additional conditions related to Affimed’s pipeline and liquidity. The first tranche of €10 million was drawn in February 2021 and the second tranche of €7.5 million in December 2021. Pursuant to the terms of the agreement, the loan bears interest at the greater of the European Central Bank Base Rate and 0%, plus 5.5%, and Affimed is entitled to make interest only payments through December 1, 2022, or June 1, 2023 if Affimed draws on the third tranche of the loan. The loan will mature at the end of November 2025. As of December 31, 2021, the fair value of the liability did not differ significantly from its carrying amount (€17.4 million).

Affimed N.V.

Notes to the consolidated financial statements

The loan is secured by a pledge of 100% of the Group's ownership interest in Affimed GmbH, all intercompany claims owed to Affimed N.V. by its subsidiaries, and collateral agreements for all bank accounts, inventory, trade receivables and other receivables of Affimed N.V. and Affimed GmbH recognized in the consolidated financial statements with the following book values:

	Book value as of
	December 31, 2021
	Consolidated	thereof
	financial	assets
	statements	pledged
Intangible assets*	1,607	1,604
Leasehold improvements and equipment	3,814	2,762
Inventories	421	367
Trade and other receivables	4,809	3,399
Cash and cash equivalents	197,630	194,136
Total	208,281	202,268

* Assignment is subject to the occurrence of a defined trigger event.

UniCredit Leasing CZ

In April 2019, the Group entered into a loan agreement with UniCredit Leasing CZ for €562. After an initial instalment of €127 in the second quarter of 2019, repayment is effected in monthly instalments of €8. In May 2020, an interest-only-period for 6 months was agreed, extending repayment for 6 months until May 2024. As of December 31, 2021, an amount of €231 (December 31, 2020: €323) was outstanding, of which €94 (December 31, 2020: €92) was classified as current liabilities. As of December 31, 2021 and 2020, the fair value of the liability did not differ significantly from its carrying amount.

Reconciliation to cash flows from financing

Movements of liabilities reconcile to cash flows arising from financing activities as follows:

	2021	2020
Balance as of January 1	323	2,383
Changes from financing cash flows
Proceeds from borrowings	17,500	0
Repayment of borrowings	(92)	(2,128)
	17,408	(2,128)
Other Changes
Changes in capitalized borrowing costs, net	(91)	68

Balance as of December 31	17,640	323

22.        Trade and other payables

Trade and other payables comprise trade payables of €17,085 (2020: €7,986). Other payables mainly comprise payroll and employee related liabilities for withholding taxes and social security contributions of €1,294 (2020: €2,144) and payables due to employees for unused holidays and other accruals. Other payables are normally settled within 30 days.

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

The carrying amounts of right-of-use assets reconcile as follows:

	Carrying amount
	Buildings	Cars	Office equipment	Total
Balance as of January 1, 2021	923	2	15	940
Depreciation charge for the year	(595)	(8)	(6)	(609)
Additions to right-of-use assets	614	27	0	641
Balance as of December 31, 2021	942	21	9	972

	Carrying amount
	Buildings	Cars	Office equipment	Total
Balance as of January 1, 2020	815	9	0	824
Depreciation charge for the year	(568)	(7)	(2)	(577)
Additions to right-of-use assets	676	0	17	693
Balance as of December 31, 2020	923	2	15	940

Cash outflow related to leases are as follows:

	2021	2020
Repayment of lease liabilities	564	521
Interest on lease liabilities	46	34
Short-term lease payments	23	70
Cash outflow from leasing	633	625

Future contractually agreed undiscounted lease payments are as follows:

	2021	2020
Payments within one year	708	519
Payments between one and five years	379	515
	1,087	1,034

Movements of lease liabilities reconcile to cash flows arising from financing activities as follows:

	2021	2020
Balance as of January 1	974	804
Changes from financing cash flows
Repayment of lease liabilities	(564)	(521)
	(564)	(521)
Other Changes
New lease contracts	641	691
	641	691
Balance as of December 31	1,051	974

Affimed N.V.

Notes to the consolidated financial statements

24.        Other commitments and contingencies

Commitments

The Group plans to move to new facilities in 2023 and has entered into a lease contract for offices and laboratories, signed in 2021 with handover taking place between June 1, 2023 and June 30, 2023 . Expected payments include monthly rent of €116, a one-time payment of €696 for laboratory construction and a security deposit of €413. The contractual lease term is ten years including a cancellation option after 5 years with an expected start mid-2023. The terms provide for renewal options.

Contingencies

Affimed has entered into various license agreements that contingently trigger payments upon achievement of certain milestones and royalty payments upon commercialization of a product in the future.

25.        Related parties

(i)	Shareholders

As of December 31, 2021 and 2020, no shareholder holds more than 20% of the voting rights.

(ii)	Transactions with key management personnel

The compensation of managing directors and other key management personnel comprised of the following:

	2021	2020	2019
Short-term employee benefits	3,633	2,936	2,598
Termination benefits	0	0	264
Share-based payments	5,235	1,848	1,738
	8,868	4,784	4,600

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

The supervisory directors of Affimed N.V. received compensation for their services on the supervisory board of €392 (2020: €364; 2019: €382). In 2021, the Group recognized expenses for share-based payments for supervisory board members of €847 (2020: €293, 2019: €243).

Affimed N.V.

Notes to the consolidated financial statements

The following table provides the total amounts of outstanding balances for supervisory board compensation and expense reimbursement related to key management personnel:

	Outstanding balances
	December 31,	December 31,
	2021	2020
Adi Hoess	5	2
Thomas Hecht	19	16
Mathieu Simon	8	7
Ferdinand Verdonck [1]	(1)	10
Ulrich Grau	16	14
Bernhard Ehmer	20	15
Harry Welten	10	8
Annalisa Jenkins	9	8
Uta Kemmerich-Keil	19	0

1 left the Supervisory Board in June 2021.

26.        Financial risk management

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

The Group’s financial assets comprise to a large extent cash and cash equivalents. In addition, financial assets include shares, certificates of deposit, trade and other receivables. The total carrying amount of shares (€12.3 million, 2020: €20.0 million), cash and cash equivalents  (€197.6 million, 2020: € 146.9 million) and trade and other receivables (€4.8 million, 2020: €2.4 million) represents the maximum credit exposure of €214.7 million (2020: €169.3 million).

The cash and cash equivalents and certificates of deposit are held with banks, which are rated BBB+ to AA based on Standard & Poor’s and Moody’s.

(iii)	Interest rate risk

The Group’s interest rate risk arises from cash accounts.

Market interest rates on cash and cash equivalents as well as on term deposits were low, and in some cases negative, resulting in interest expense of €358 (2020: interest income of €186). A shift in interest rates (increase or decrease) could potentially have a material impact on the loss of the Group.

(iv)	Other price risks

The fair value of the shares in Amphivena and Roivant depends on the estimated share price and the quoted share price respectively. The total exposure of the Group amounts to €12.3 million (2020: €20.0 million).

Affimed N.V.

Notes to the consolidated financial statements

(v)	Foreign currency risk

Foreign exchange risk arises when future commercial transactions or recognized assets or liabilities are denominated in a currency that is not the entity’s functional currency.

The Group’s entities are exposed to Czech Koruna (CZK), US Dollars (USD) and British Pound (GBP). The net exposure as of December 31, 2021 was €53,487 (2020: €122,322) and mainly relates to US Dollars.

In 2021, if the Euro had weakened/strengthened by 10% against the US dollar with all other variables held constant, the loss would have been €5,482 (2020: €11,155) higher/lower, mainly as a result of foreign exchange gains/losses on remeasurement of US dollar-denominated financial assets. The Group considers a shift in the exchange rates of 10% as a realistic scenario.

Loss is more sensitive to movement in exchange rates shifts in 2021 than in 2020 because of the increased volume of US dollar-denominated transactions.

The following significant exchange rates have been applied during the year:

	2021	2020	2019
	CZK or USD	CZK or USD or	CZK or USD or
	or GBP/EUR	GBP/EUR	GBP/EUR
CZK - Average Rate	0.03900	0.03780	0.03896
CZK - Spot rate	0.04023	0.03811	0.03936

USD - Average Rate	0.84552	0.87550	0.89326
USD - Spot rate	0.88292	0.81493	0.89015

GBP - Average Rate	1.16333	1.12397	1.1393
GBP - Spot rate	1.19008	1.11231	1.1754

(vi)	Liquidity risk

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

In 2019 , 2020 and 2021, Affimed raised significant funding that it estimates will enable the Group to fund operating expenses and capital expenditure requirements at least into the second half of 2023.

In 2019,  the Group issued 13,800,000 common shares in a public offering at a price of $2.50 per common share resulting in aggregate net proceeds of €29.5 million.

In May 2020, the Company implemented an at-the-market (“ATM”) program providing for the sales over time of up to $50,000,000 of its common shares. The Company issued approximately 12.5 million common shares under this ATM program, generating net proceeds of approximately €34.5 million.

In November 2020, the Company implemented a new ATM program providing for additional sales over time of up to $75,000,000 of common shares. As of December 31, 2021, the Company had issued approximately 4.4 million (2020: 7.9 million) shares, generating approximately €24.4 million (2020: €34.5 million) in net proceeds.

Affimed N.V.

Notes to the consolidated financial statements

In November 2021, Affimed filed a “shelf registration statement” with the SEC in order to offer and sell securities to the public in multiple, future offerings with indeterminate amount.

In November 2021, the Company implemented a new ATM program providing for additional sales over time of up to $100 million of its common shares. As of December 31, 2021, the Company had issued approximately 0.2 million shares and generated approximately €1.6 million in net proceeds from this new ATM program.

On January 15, 2021 the Group issued 19,166,667 common shares at a price of $6.00 per share in a public offering resulting in gross proceeds before deducting underwriting discounts and commissions and estimated expenses of the offering of $115 million.

In January 2021, the Group entered into a loan agreement with Silicon Valley Bank for up to €25 million, of which the Group has drawn €17.5 million in 2021.

The Group expects that further funding will be required to complete the development of the existing product candidates. Further, funding will also be required to commercialize the products if regulatory approval is received.

The contractual maturities of Borrowings are as follows:

	2021	2020
Payments within one year	580	92
Payments between one and five years	18,682	231
	19,262	323

(vii)	Capital management

The primary objective of the Group’s capital management is to ensure that it maintains its liquidity in order to finance its operating activities and meet its liabilities when due.

The Group manages its capital structure primarily through equity.

27.        Subsequent events

The average quoted share price of our investment, refer note 15, in Roivant for the week ended March 25, 2022 was €4.79. This results in a decline in the fair value of the investment by €5.7 million.