Form 20-F
period 2022-12-31
Affimed N.V.
filed 2023-03-23
CIK 1608390

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

(Mark One)

☐   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022.

OR

☐   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                       to

OR

☐   SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 001-36619

AFFIMED N.V.

The Netherlands	(Exact name of Registrant as specified in its charter) Technologiepark, Im Neuenheimer Feld 582 (+49) 6221-6743-60	Adi Hoess, Chief Executive Officer Tel: (+49) 6221-6743-60 Technologiepark, Im Neuenheimer Feld 582 69120 Heidelberg, Germany
(Jurisdiction of incorporation or organization)	(Address of principal executive offices)	(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person
Copy to: Sophia Hudson Kirkland & Ellis LLP 601 Lexington Avenue New York, NY 10022 Phone: 212 446 4750 Fax: 212 3446 4900

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common shares, nominal value €0.01 per	AFMD	The NASDAQ Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
Title of Class

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
Title of Class

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of the period covered by the annual report.	Common shares: 149,339,335
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.	☐ Yes☒ No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.	☐ Yes☒ No

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

Indicate by check mark whether the registrant has filed a report on and attention to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

TRADEMARKS

Affimed®, ROCK® (“Redirected Optimized Cell Killing”) and ICE® (“Innate Cell Engager”) are our registered word trademarks. Moreover, combined word and figurative trademarks are registered for the Affimed logo in color and grayscale. The trademarks, trade names and service marks appearing in this Annual Report are property of their respective owners.

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

Forward-looking statements appear in a number of places in this Annual Report and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section “Item 3. Key Information—D. Risk factors” in this Annual Report. These risks and uncertainties include factors relating to:

●	our operation as a development stage company with a history of operating losses; as of December 31, 2022, our accumulated deficit was €430.2 million;
●	the possibility that our clinical trials may be delayed or put on clinical hold; for example, due to slower than expected enrollment or regulatory actions, or not be successful and clinical results may not reflect results seen in previously conducted preclinical studies and clinical trials, or expectations based on these preclinical studies and clinical trials;
●	our reliance on contract manufacturers and contract research organizations over which we have limited control;
●	our lack of adequate funding to complete development of our product candidates and the risk we may be unable to access additional capital on reasonable terms or at all to complete development and begin commercialization of our product candidates;
●	our dependence on the success of AFM13 and AFM24 (which are still in clinical development) and certain of our other product candidates including AFM28, each of which may eventually prove to be unsuccessful or commercially not exploitable;
●	the success of the Affimed-Artiva partnership, including in relation to the fact that the current clinical data of AFM13 in combination with NK cell therapy is based on AFM13 precomplexed with fresh allogeneic cord blood-derived NK cells from The University of Texas MD Anderson Cancer Center, as opposed to AB-101, which is a cryopreserved allogeneic cord blood-derived NK cell that we anticipate will be co-administered with AFM13;
●	uncertainty surrounding whether any of our product candidates will gain regulatory approval, which is necessary before they can be commercialized;
●	the outcome of any discussions we may enter regarding, acquisitions, dispositions, partnerships, license transactions or changes to our capital structure, including our receipt of any milestone payments or royalties or any future securities offerings;
●	the chance that we may become exposed to costly and damaging liability claims resulting from the testing of our product candidates in the clinic or in the commercial stage;
●	if our product candidates obtain regulatory approval, our being subject to expensive ongoing obligations and continued regulatory oversight;
●	enacted and future legislation may increase the difficulty and cost for us to obtain marketing approval and commercialization;
●	future legislation may materially impact our ability to realize revenue from any approved and commercialized products;

●	the chance that our products may not gain market acceptance, in which case we may not be able to generate product revenues;
●	our reliance on our current strategic relationships with NKGen Biotech, Roivant, Artiva, The MD Anderson Cancer Center, and Genentech and the potential failure to enter into new strategic relationships or difficulties with our strategic partners that may slow the progress of our joint development or lead to the termination of a partnership and the need to enter into a new one, all of which could take substantial time and attention of our management team;
●	our reliance on third parties to conduct our nonclinical and clinical trials and on third-party, single-source suppliers to supply or produce our product candidates;
●	our ability to scale-up manufacturing processes of our product candidates and reduce the cost of manufacturing our product candidates in advance of commercialization;
●	our future growth and ability to compete, which depends on retaining key personnel and recruiting additional qualified personnel;
●	the length and severity of the COVID-19 pandemic and its impact on our business, including our supply chain, clinical trials and operations;
●	the impact on our business of macroeconomic trends, political events, war, terrorism, business interruptions and other geopolitical events and uncertainties, such as the Russia-Ukraine conflict and the instability in the banking sector experienced in the first quarter of 2023; and
●	other risk factors discussed under “Item 3. Key Information—D. Risk Factors.”

Our actual results or performance could differ materially from those expressed in, or implied by, any forward-looking statements relating to those matters. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on our results of operations, cash flows or financial condition. Additionally, some of the risks and uncertainties identified above may be amplified by the COVID-19 pandemic. It is not possible to predict or identify all such risks. There may be additional risks that we consider immaterial, or which are unknown. Except as required by law, we are under no obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.

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

The FDA, the EMA and other non-U.S. regulatory authorities also have substantial discretion in the drug approval process. The number of preclinical studies and clinical studies that will be required for regulatory approval varies depending on the product candidate, the disease or condition that the product candidate is designed to address, and the regulations applicable to any particular drug candidate. Regulatory agencies can delay, limit or deny approval of a product candidate for many reasons, including:

●	a product candidate may not be deemed safe or effective;
●	the results may not confirm the positive results from earlier preclinical studies or clinical studies;

●	regulatory agencies may not find the data from preclinical studies and clinical studies sufficient or well-controlled;
●	regulatory agencies might not approve or might require changes to our manufacturing processes or facilities; or
●	regulatory agencies may change their approval policies or adopt new regulation. For example, the FDA's Oncology Center of Excellence initiated Project Optimus to reform the dose optimization and dose selection paradigm in oncology drug development and Project FrontRunner to develop a framework for identifying candidate drugs that are appropriate to initially develop for the treatment of early metastatic disease, among other goals. It is unclear how the FDA plans to implement these goals and whether they will have an impact on specific clinical programs.

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

In addition, even if regulatory approval is granted, pricing and reimbursement may not occur due to a number of factors, including formulary restrictions and health service providers determining that the benefits of a new medicine are insufficient to support reimbursement, among others.

Clinical drug development involves a lengthy and expensive process with uncertain timelines and uncertain outcomes, and results of earlier trials may not be predictive of future trial results. If clinical studies of our product candidates are prolonged or delayed, we may be unable to obtain the required regulatory approvals, and therefore be unable to commercialize our product candidates on a timely basis or at all.

We have a limited history of conducting large-scale or pivotal clinical studies, and no history commercializing pharmaceutical products, which may make it difficult to evaluate the prospects for our future viability.

Our operations to date have been limited to financing and staffing our company, developing our technology and developing AFM13, AFM24, AFM28 and our other product candidates. We have not yet demonstrated an ability to successfully complete a large-scale or pivotal clinical study, obtain marketing approval, manufacture a commercial scale product or conduct sales and marketing activities necessary for successful product commercialization. Consequently, predictions about our future success or viability may not be as accurate as they could be if we had a history of successfully developing and commercializing pharmaceutical products.

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

In December 2022, we reported topline results from the REDIRECT study of AFM13 as monotherapy in patients with relapsed or refractory CD30 positive peripheral T cell lymphoma, or PTCL, and announced that, based on the results of REDIRECT and the comparatively more attractive clinical and commercial opportunity for AFM13 in combination with NK cells, we would not continue to pursue the development of AFM13 monotherapy in PTCL.

During 2020, we initiated a first-in-human phase 1/2a trial of AFM24 (AFM24-101), a first-in-class innate cell engager for various solid tumor indications. As we have only limited human data on AFM24 at this stage, we cannot assure you of its success. We have not previously tested our innate cell engagers in solid tumors in the clinical setting. The goals of the trial are to establish a dose for phase 2 testing as well as to evaluate the safety, tolerability and preliminary efficacy of AFM24 in patients with selected solid tumor subtypes. In the AFM24-101 monotherapy clinical trial, a weekly dose of 480 mg has been identified as the recommended phase 2 dose based on a comprehensive review of safety, pharmacokinetic and pharmacodynamic data, including exposure and NK cell CD16A receptor occupancy. For monotherapy expansion, cohorts have been initiated at the recommended phase 2 dose in the following indications: (a) renal cell carcinoma (clear cell), failing standard of care (SoC) therapy including tyrosine kinase inhibitors (TKIs) and PD1 targeted therapy; (b) non-small cell lung cancer (EGFR-mutant), failing SoC TKIs; and (c) colorectal cancer (KRAS wildtype, MSS), failing SoC chemotherapy.

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

The commencement of planned clinical studies could be substantially delayed or prevented by several factors, including:

●	further discussions with the FDA, the EMA, or other regulatory agencies regarding the scope or design of our clinical studies;
●	the limited number of, and competition for, suitable sites to conduct our clinical studies, many of which may already be engaged in other clinical study programs, including some that may be for the same indication as our product candidates;
●	approval of drugs for the same indications as our product candidates;
●	any delay or failure to obtain regulatory approval or agreement to commence a clinical study in any of the countries where enrollment is planned;
●	inability to obtain sufficient funds required for a clinical study;
●	clinical holds on, or other regulatory objections to, a new or ongoing clinical study;

●	delay or failure in the testing, validation, manufacture and delivery of sufficient supplies of product candidate for our clinical studies;
●	delays related to the impact of the COVID-19 pandemic;
●	delay or failure to reach agreement on acceptable clinical study agreement terms with prospective sites or clinical research organizations, or CROs, the terms of which can be subject to extensive negotiation and may vary significantly among different sites or CROs; and
●	delay or failure to obtain institutional review board, or IRB, or ethics committee approval to conduct a clinical study at a prospective site.

The completion of our clinical studies has been and could in the future be substantially delayed or prevented by several factors, including:

●	slower than expected rates of patient recruitment and enrollment, due to factors including, but not limited to, the availability of other drugs to treat potential patients, the unwillingness of patients to participate in low-dose groups of dose-ranging studies and lack of recruitment by clinical study sites;
●	delays relating to adding new clinical study sites;
●	failure of patients to complete the clinical study or return for post-treatment follow-up;
●	failure of our collaborators to provide us with products necessary for us to conduct our combination studies;
●	safety issues, including severe or unexpected drug-related adverse effects experienced by patients, including possible deaths;
●	the FDA or other regulatory authorities requiring us to suspend or terminate a clinical study, or requiring us to submit additional data or imposing other requirements before permitting us to continue a clinical study;
●	lack of efficacy during clinical studies;
●	errors in trial design or conduct;
●	termination of our clinical studies by one or more clinical study sites;
●	inability or unwillingness of patients or clinical investigators to follow our clinical study protocols, including clinical investigators’ failure to comply with our clinical study protocols without our notice;
●	inability to monitor patients adequately during or after treatment by us and/or our CROs; and
●	the need to repeat or terminate clinical studies as a result of inconclusive or negative results or unforeseen complications in testing.

For example, in our clinical studies for AFM13 and AFM24, infusion related reactions (IRRs) have been a commonly observed treatment-related side effect, in some cases serious. In our Phase 1b study evaluating the combination of AFM13 with pembrolizumab, IRRs related to AFM13 were observed in 27 of 30 patients, or 90%, and IRRs of grade 3 or greater were observed in four patients, or 13%. IRRs were also observed in our Phase 2 REDIRECT study evaluating AFM13 for the treatment of relapsed / refractory PTCL, our Phase 1/2a study evaluating NK cells pre-complexed with AFM13 in patients with CD30+ lymphomas, and our Phase 1/2a studies evaluating AFM24 in patients with EGFR-expressing tumors. While these IRRs have generally been well managed with pre-medication and interventional treatments, the incidence of IRRs has occasionally led to dose reductions and/or patients discontinuing their participation in our clinical trials. As we increase the number of clinical trials for our ICE® molecules and study them against new tumor targets, there can be no assurance that IRRs or other side effects will not cause delays or termination of our future clinical studies or development plans.

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

In addition to the risks and uncertainties discussed elsewhere in this Annual Report, the results of our previous clinical studies may not be predictive of future results, our progress in trials for one product candidate may not be indicative of progress in trials for other product candidates and the results of our current and planned clinical studies may not satisfy the requirements of the FDA, the EMA or other non-U.S. regulatory authorities.

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

Furthermore, changes in combination therapies that we utilize in our clinical trials may create variability between results of early-stage clinical trials and later clinical trials. For example, to date we have generated data for AFM13 combined with allogeneic natural killer cells in CD30-positive lymphomas utilizing a natural killer cell product from MD Anderson Cancer Center. The natural killer cell used in the Phase 1/2 trial is a freshly prepared, cord blood-derived NK cell that is precomplexed with AFM13. In November 2022, we announced a collaboration with Artiva Biotherapeutics with the goal of advancing the development of the combination of AFM13 with Artiva’s AB-101 NK cell therapy into a potential registration enabling study. While AB-101 is also an allogeneic, cord blood-derived NK cell, there are differences as compared to the cell used in our Phase 1/2 study, including the fact that AB-101 is cryopreserved and is manufactured and activated in different ways than the MD Anderson NK cell. Further, rather than precomplexing AFM13 with AB-101, we intend to co-administer AFM13 with AB-101. In January 2023, we announced that the FDA issued a written response to our pre-IND meeting request for AFM13 and AB-101 and, based on the written response, we remain on track to submit an IND in the first half of 2023 and, subject to FDA clearance of the IND, to initiate a clinical study during 2023.

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

The COVID-19 pandemic has adversely impacted and could continue to impact our business, including our supply chain, clinical trials and operations.

The COVID-19 pandemic has, and continues to, adversely impact clinical and preclinical trials globally and in different therapeutic areas. As a result, our clinical trials or preclinical studies, including our ability to recruit and retain patients, principal investigators and site staff who, as healthcare providers, may have heightened exposure to COVID-19, have been, and may continue to be, significantly impacted. We have implemented mitigation procedures designed to enable us to address the various issues caused by the COVID-19 pandemic, although there can be no assurance that these procedures will be successful or that we can avoid a material and adverse disruption to our business. As the pandemic continues, we may experience the prioritization of hospital resources toward the outbreak and further restrictions on travel. Furthermore, some patients may be unwilling to enroll in our trials or be unable to comply with clinical trial protocols if quarantines or travel restrictions impede patient movement or interrupt healthcare services. For example, in January 2022, we announced that we would no longer pursue the TMF cohort in our phase 2 clinical trial evaluating AFM13 as monotherapy due to the continuing challenges to enroll patients with this indication as a result of the COVID-19 pandemic.

The COVID-19 pandemic may also negatively affect the operations of third-party contract research organizations that we rely upon to carry out our clinical trials or the operations of our third-party manufacturers, each of which could result in delays or disruptions in the supply of our product candidates. The negative impact the COVID-19 pandemic has had and may continue to have on patient enrollment and treatment, and the timing and execution of our clinical trials could cause costly delays to our clinical trial activities, which could adversely affect our ability to obtain regulatory approval for and to advance towards commercialization, increase operating expenses and have a material adverse effect on our business and financial results.

In addition, the COVID-19 pandemic has resulted in significant governmental measures being implemented to control the spread of the virus. Public health officials have recommended and mandated precautions to mitigate the spread of COVID-19, including prohibitions on congregating, traveling across borders, shelter-in-place orders and other similar measures. We have taken precautionary measures intended to help minimize the risk of the virus to our employees, including temporarily requiring some or all of our employees to work remotely, suspending all non-essential travel and discouraging employee attendance at industry events and in-person work-related meetings. Such measures could negatively affect our business. For instance, temporarily requiring employees to work remotely may disrupt our operations or create unforeseen issues related to the use of technology designed to allow for remote communication and collaboration. The COVID-19 pandemic has also caused volatility in the global financial markets and has threatened a slowdown in the global economy, which may negatively affect our ability to raise additional capital on attractive terms or at all.

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

War, terrorism, geopolitical uncertainties, and other business interruptions could cause damage to or disrupt our operations and those of our third-party suppliers, partners, and collaborators. In addition, territorial invasions can lead to cybersecurity attacks located far outside of the conflict zone. Interruptions to our operations could seriously harm our ability to timely proceed with any clinical programs, and could imply incurring in significant expenditures as salaries and loan payments would usually continue. Following Russia's invasion of Ukraine in February 2022, the U.S., several European Union nations, and other countries have announced sanctions against Russia, and the North Atlantic Treaty Organization (NATO) has deployed additional military forces to Eastern Europe. The invasion of Ukraine and the retaliatory measures that have been taken, or could be taken in the future, by Russia, the U.S., NATO, and other countries have created global security concerns that could result in a regional conflict and otherwise have a lasting impact on regional and global economies, any or all of which could disrupt our supply chain, adversely affect our ability to conduct ongoing and future clinical trials of our product candidates, and adversely affect our ability to commercialize our products (subject to regulatory approval).

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

Based on clinical data, either from ongoing or new clinical studies, we plan to seek fast track designation of AFM13 as a combination therapy in relevant indications. In addition, we may seek fast-track designation of certain of our other product candidates. The fast track program, a provision of the FDA Modernization Act of 1997, is designed to facilitate interactions between a sponsoring company and the FDA before and during submission of a BLA for an investigational agent that, alone or in combination with one or more other drugs, is intended to treat a serious or life-threatening disease or condition, and which demonstrates the potential to address an unmet medical need for that disease or condition. Under the fast track program, the FDA may consider reviewing portions of a marketing application before the sponsor submits the complete application if the FDA determines, after a preliminary evaluation of the clinical data, that a product that has been granted fast track designation may be effective. A fast track designation provides the opportunity for more frequent interactions with the FDA, and a product that has been granted fast track designation could be eligible for priority review if supported by clinical data at the time of submission of the BLA.

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

The FDA has broad discretion on whether or not to grant fast track or breakthrough designation. Accordingly, even if we believe one of our product candidates meets the criteria for fast track or breakthrough designation, the FDA may disagree and instead determine not to make such designation. In any event, the receipt of fast-track or breakthrough therapy designation for a product candidate may not result in a faster development process, review or approval compared to product candidates considered for approval under conventional FDA procedures and, in any event, does not assure ultimate approval by the FDA. In addition, even if one or more of our product candidates qualify as fast track or breakthrough therapies, the FDA may later decide that the product candidates no longer meet the conditions for qualification or decide that the time period for FDA review or approval will not be shortened.

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

Generally, if a product candidate with an orphan drug designation receives the first marketing approval for the indication for which it has such designation, the product is entitled to a period of marketing exclusivity, which, subject to certain exceptions, precludes the FDA from approving the marketing application of the same drug from another sponsor for the same indication for that time period or precludes the EMA, and other national drug regulators in the EU, from accepting the marketing application for a similar product from another sponsor for the same indication. The applicable period is seven years in the United States and ten years in the European Union. The EU period can be reduced to six years if a product no longer meets the criteria for orphan drug designation or if the product is sufficiently profitable so that market exclusivity is no longer justified. In the EU, orphan exclusivity may also be extended for an additional two years (i.e., a maximum of 12 years orphan exclusivity) if the product is approved on the basis of a dossier that includes pediatric clinical study data generated in accordance with an approved pediatric investigation plan. Orphan drug exclusivity may be lost in the United States if the FDA determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantity of the product to meet the needs of patients with the rare disease or condition.

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

Although all of our product candidates have undergone or will undergo safety testing to the extent possible and agreed with health authorities, not all adverse effects of drugs can be predicted or anticipated. Immunotherapy and its mode of action of harnessing the body’s immune system, especially with respect to immune cell engagers, is powerful and could lead to serious side effects that we only discover in clinical studies. Unforeseen side effects from any of our product candidates could arise either during clinical development or, if such side effects are rarer, after our product candidates have been approved by regulatory authorities and the approved product has been marketed, resulting in the exposure of additional patients. All of our product candidates are still in clinical or preclinical development. While our phase 1 clinical studies for AFM13 demonstrated a favorable safety profile, the results from ongoing and future trials of AFM13 or other NK cell-engaging bispecific antibodies may not confirm these results. The most frequently observed adverse event for AFM13 is infusion related reactions (IRRs), in some cases serious. In our Phase 1b study evaluating the combination of AFM13 with pembrolizumab, IRRs related to AFM13 were observed in 27 of 30 patients, or 90%, and IRRs of grade 3 or greater were observed in four patients. IRRs were also observed in our Phase 2 study evaluating AFM13 for the treatment of relapsed / refractory PTCL, our Phase 1/2a study evaluating NK cells pre-complexed with AFM13 in patients with CD30+ lymphomas, and our Phase 1/2a studies evaluating AFM24 in patients with EGFR-expressing tumors. While these IRRs have generally been well managed with pre-medication and interventional treatments, the incidence of IRRs has occasionally led to dose reductions and/or patients discontinuing their participation in our clinical trials. As we increase the number of clinical trials for our ICE® molecules and study them against new tumor targets, there can be no assurance that IRRs or other side effects will not cause delays or termination of our future clinical studies or development plans.

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

The process of manufacturing our products is complex, highly regulated and subject to several risks, including:

●	We do not have experience in manufacturing our product candidates at commercial scale. We contract with external manufacturers to develop a larger scale manufacturing process for AFM13 in order to have material supply available for the registration directed phase 2b trial. We may not succeed in scaling up the process to commercial scale. We may need a larger scale manufacturing process for certain of our product candidates than what we have planned, depending on the dose and regimen. Any changes in our manufacturing processes as a result of scaling up may result in the need to obtain additional regulatory approvals. Difficulties in achieving commercial-scale production or the need for additional regulatory approvals as a result of scaling up could delay the development and regulatory approval of our product candidates and ultimately affect our success.
●	We may not achieve the manufacturing productivity, or yield, required to achieve a commercially viable cost of goods. Our molecules are novel antibody structures and there is very limited knowledge as to which productivities can be achieved at commercial scale. Low productivity may result in a cost of goods which is too high to allow profitable commercialization, or give rise to the need for additional manufacturing process optimization which would require additional funding and time.
●	The process of manufacturing biologics, such as AFM13, AFM24 and AFM28, certain of our other product candidates and the NK cells we use for our combination studies, is susceptible to product loss due to contamination, improper storage or shipping conditions, equipment failure or improper installation or operation of equipment, vendor or operator error, and difficulties in scaling up the production process. Even minor deviations from normal manufacturing processes could result in reduced production yields, product defects and other supply disruptions. If microbial, viral or other contaminations are discovered in our product candidates or in the manufacturing facilities in which our product candidates are made, such manufacturing facilities may need to be closed for an extended period to investigate and remedy the contamination.
●	In addition, the clinical development of our product candidates in combination with NK cells depends on the availability of certain materials and agents that are used in the production of NK cells or in our clinical trials. For example, certain of our clinical trial protocols for combinations with NK cells require the use of cyclophosphamide and fludarabine, agents which are routinely used in oncology studies to condition patients for treatment with NK cells. Recently, the FDA has reported a shortage of fludarabine, and some clinical trial sites may in the future institute enrollment holds or halt enrollment of patients if sufficient quantities of fludarabine cannot be secured. We cannot predict the extent and duration of this shortage of fludarabine, although any failure or delays by us or by our clinical sites to obtain sufficient quantities of fludarabine, or other components and agents necessary for the manufacturing of NK cells or the conduct of our clinical trials, may delay our ability to enroll and treat patients in, or complete, our current or future clinical trials in combination with NK cells on time, if at all.
●	The manufacturing facilities in which our product candidates are made could be adversely affected by equipment failures, labor shortages, natural disasters, health epidemics, power failures and numerous other factors.
●	We must comply with applicable current Good Manufacturing Practice, or cGMP, regulations and guidelines. We may encounter difficulties in achieving quality control and quality assurance and may experience shortages of qualified personnel. We are subject to inspections by the FDA and comparable agencies in other jurisdictions to confirm compliance with applicable regulatory requirements. Any failure to follow cGMP or other regulatory requirements or delay, interruption or other issues that arise in the manufacture, fill-finish, packaging, or storage of our product candidates as a result of a failure of our facilities or the facilities or operations of third parties to comply with regulatory requirements or pass any regulatory authority inspection could significantly impair our ability to develop and commercialize our product candidates, leading to significant delays in the availability of drug product for our clinical studies or the termination or hold on a clinical study, or the delay or prevention of a filing or approval of marketing applications for our product candidates. Significant noncompliance could also result in the imposition of sanctions, including fines, injunctions, civil penalties, failure of regulatory authorities to grant marketing approvals for our product candidates, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of products, operating restrictions and criminal prosecutions, any of which could damage our reputation. If we are not able to maintain regulatory compliance, we may not be permitted to market our product candidates and/or may be subject to product recalls, seizures, injunctions, or criminal prosecution.
●	Any adverse developments affecting manufacturing operations for our product candidates, if any are approved, may result in shipment delays, inventory shortages, lot failures, product withdrawals or recalls, or other interruptions in the supply of our products. We may also have to take inventory write-offs and incur other charges and expenses for products that fail to meet specifications, undertake costly remediation efforts or seek more costly manufacturing alternatives.
●	Our product candidates that have been produced and are stored for later use may degrade, become contaminated or suffer other quality defects, which may cause the affected product candidates to no longer be suitable for their intended use in clinical studies or other development activities. If the defective product candidates cannot be replaced in a timely fashion, we may incur significant delays in our development programs that could adversely affect the value of such product candidates.

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

There are many companies developing or marketing treatments for cancer disorders, including many major pharmaceutical and biotechnology companies. These treatments consist of small molecule drug products, biologic therapeutics that work either by using next-generation antibody technology platforms or new immunological approaches to address specific cancer targets, as well as genetically engineered cellular therapeutics. These treatments are often combined with one another in an attempt to maximize efficacy. In addition, several companies are developing therapeutics that work by targeting multiple specificities using a single recombinant molecule, as we are.

Clinical phase 2 data with the anti-PD-1 CPIs nivolumab and pembrolizumab in HL have been published, as has pembrolizumab Phase 3 data. These data indicate that treatment with anti-PD-1 antibodies results in high response rates in the salvage setting of HL. In 2016, the FDA granted accelerated approval, and the European Commission granted approval for nivolumab in classical HL patients who have relapsed or progressed after autologous hematopoietic stem cell transplantation and brentuximab vedotin (Adcetris®). In 2017, the FDA granted accelerated approval, and the European Commission granted approval for pembrolizumab in adult and pediatric patients with refractory cHL who have relapsed after 3 or more prior lines of therapy, and the European Commission granted approval for pembrolizumab in adult patients with relapsed or refractory cHL who have failed autologous stem cell transplant (ASCT) and brentuximab vedotin, or who are transplant-ineligible and have failed brentuximab vedotin. In 2020, the FDA approved an expanded label for pembrolizumab in relapsed or refractory cHL. Phase 2 and phase 3 studies of brentuximab vedotin in combination with nivolumab are either planned or ongoing. If AFM13, in combination with NK cell therapy, were to be approved for HL, we could be in competition with these therapies, as well as any other therapies or combination regimens that comprise the standard of care that our offering could potentially displace. Brentuximab vedotin, or Adcetris®, an antibody-drug conjugate targeting CD30, was approved by the FDA in relapsed/refractory HL in 2011. In addition, Adcetris® was approved by the FDA in 2018 for the treatment of previously untreated Stage 3/4 cHL in combination with chemotherapy. In the European Union, Adcetris® is approved for similar indications. Adcetris® is also indicated for previously treated systemic anaplastic large cell lymphoma (ALCL), primary cutaneous ALCL, and CD30 positive mycosis fungoides, as well as for previously untreated systemic ALCL or other CD30 positive peripheral T-cell lymphomas in combination with chemotherapy in the US and for previously untreated systemic ALCL in Europe. Adcetris® is currently being investigated in various combinations in HL, including checkpoint inhibitors.

In late 2021, clinical data from an open label Phase 2 study of COPIKTRA® (duvelisib) in relapsed/refractory (R/R) PTCL was presented at the annual meeting of the American Society of Hematology. Both overall response and complete response rates were above that seen for other R/R PTCL agents at similar stages of development or with accelerated approval. On the strength of this data, duvelisib was added to the National Comprehensive Cancer Network treatment guidelines as a “Category 2a: Other Recommended Regimen” for PTCL, Initial Palliative Intent Therapy and for PTCL, Second-Line Therapy and Subsequent Therapy, for all PTCL subtypes. COPIKTRA® (duvelisib) is currently approved for Chronic Lymphocytic Leukemia (CLL) or Small Lymphocytic Lymphoma (SLL). In 2022, the FDA issued a warning that clinical trial results show a possible increase in risk of death from COPIKTRA. In 2023, the EMA granted an Orphan Drug Designation for duvelisib in PTCL in Europe. If AFM13, alone or in combination is approved for PTCL patients, we could be in competition with this and any other therapies or combination regimens that comprise the standard of care that our therapy could potentially displace.

We expect that our ROCK® platform as well as our novel antibody formats derived from this platform will serve as the basis for future product candidates and collaborations with pharmaceutical companies. Other companies have also developed platform technologies that compete with our platforms. For example, Dragonfly Therapeutics is developing TriNKET, which specifically activates cells of the innate and adaptive immune system and has recently started clinical development of one of these TriNKET assets. GT Biopharma is developing its TriKEs and TetraKEs platform designed to target natural killer cells and tumor cells forming an immune synapse between the NK cell and the tumor cell thereby inducing NK cell activation at that site, and recently started its clinical development. Innate Pharma is developing several multi-specific NK cell engagers for oncology indications based on their ANKET platform. Cytovia is developing FLEX-NK bispecific antibodies to direct NK cells towards tumor targets. Furthermore, there may be other companies we have not identified that develop technologies that also engage NK cells in oncology, which would put them into competition with our therapies. Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer or less severe effects, are more convenient, have a broader label, are marketed more effectively, are reimbursed or are less expensive than any products that we may develop. Our competitors also may obtain FDA, European Commission or other regulatory approval for their products more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market. Even if our product candidates achieve marketing approval, they may be priced at a significant premium over competitive products if any have been approved by then, resulting in reduced competitiveness.

In addition, our ability to compete in the future may be affected in many cases by insurers or other third-party payors seeking to encourage the use of biosimilar products. In March 2010, former President Obama signed into law the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or collectively, the ACA, a sweeping law intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add new transparency requirements for health care and health insurance industries, impose new taxes and fees on the health industry and impose additional health policy reforms. The ACA also created a new regulatory scheme authorizing the FDA to approve biosimilars. Under the ACA, a manufacturer may submit an application for licensure of a biologic product that is “biosimilar to” or “interchangeable with” a previously approved biological product or “reference product,” without the need to submit a full package of preclinical and clinical data. Under this new statutory scheme, an application for a biosimilar product may not be submitted to the FDA until four years following approval of the reference product. The FDA may not approve a biosimilar product until 12 years from the date on which the reference product was approved. Even if a product is considered to be a reference product eligible for exclusivity, another company could market a competing version of that product if the FDA approves a full BLA for such product containing the sponsor’s own preclinical data and data from adequate and well-controlled clinical studies to demonstrate the safety, purity and potency of their product. Furthermore, recent legislation has proposed that the 12-year exclusivity period for each reference product may be reduced to seven years.

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

In addition, the ACA, among other things, increased rebates a manufacturer must pay to the Medicaid program, addressed a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected, established a new Medicare Part D coverage gap discount program, in which manufacturers must provide 50% point-of-sale discounts on products covered under Part D and implemented payment system reforms including a national pilot program on payment bundling to encourage hospitals, physicians and other providers to improve the coordination, quality and efficiency of certain healthcare services through bundled payment models. Further, the new law imposed a significant annual fee on companies that manufacture or import branded prescription drug products. Substantial new provisions affecting compliance were enacted, which may affect our business practices with health care practitioners. The goal of the ACA is to reduce the cost of health care and substantially change the way health care is financed by both governmental and private insurers. While we cannot predict what impact on federal reimbursement policies this legislation will have in general or on our business specifically, the ACA may result in downward pressure on pharmaceutical reimbursement, which could negatively affect market acceptance of, and the price we may charge for, any products we develop that receive regulatory approval.

Additionally, the Drug Supply Chain Security Act, enacted in 2013, imposed new obligations on manufacturers of pharmaceutical products related to product tracking and tracing.

In recent years, members of Congress and the former Trump Administration considered legislation to fundamentally change or repeal the ACA. While Congress has not passed repeal legislation to date, the Tax Cuts and Jobs Act (“TCJA”) includes a provision repealing the individual insurance coverage mandate included in the ACA, effective January 1, 2019. Congress may consider other legislation to replace elements of the ACA. The implications of the ACA, its possible repeal, any legislation that may be proposed to replace the ACA, or the political uncertainty surrounding any repeal or replacement legislation for our business and financial condition, if any, are not yet clear.

Most recently, in August 2022, the Inflation Reduction Act of 2022, or IRA, was signed into law. Among other things, the IRA requires manufacturers of certain drugs to engage in price negotiations with Medicare (beginning in 2026), with prices that can be negotiated subject to a cap; imposes rebates under Medicare Part B and Medicare Part D to penalize price increases that outpace inflation (first due in 2023); and replaces the Part D coverage gap discount program with a new discounting program (beginning 2025). The IRA permits the Secretary of the Department of Health and Human Services (HHS) to implement many of these provisions through guidance, as opposed to regulation, for the initial years. For that and other reasons, it is currently unclear how the IRA will be effectuated.

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

We are a clinical-stage immuno-oncology company. We have incurred significant losses since our inception. As of December 31, 2022, our accumulated deficit was €430.2 million. Our losses have resulted principally from expenses incurred in research and development of our product candidates and from general and administrative expenses that we have incurred while building our business infrastructure. We expect to continue to incur losses for the foreseeable future, and we expect these losses to increase as we continue our research and development of, and seek regulatory approvals for, our product candidates, prepare for and begin to commercialize any approved products, and add infrastructure and personnel to support our product development efforts and operations as a public company. The net losses and negative cash flows incurred to date, together with expected future losses, have had, and likely will continue to have, an adverse effect on our shareholders’ equity and working capital. The amount of future net losses will depend, in part, on the rate of future growth of our expenses and our ability to generate revenue.

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

We are advancing our product candidates through clinical development. Developing pharmaceutical products, including conducting preclinical studies and clinical studies, is expensive. In order to obtain such regulatory approval, we will be required to conduct clinical studies for each indication for each of our product candidates. We will require additional funding to complete the development and commercialization of our product candidates and to continue to advance the development of our other product candidates, and such funding may not be available or acceptable due to factors beyond our control, such as rising interest rates, uncertainty in financial markets, or economic instability, and our failure to raise capital when needed could harm our business. Although it is difficult to predict our liquidity requirements, based upon our current operating plan, assuming all of our programs advance as currently contemplated, we anticipate that our existing liquidity will enable us to fund our operating expenses and capital expenditure requirements into 2025. Because successful development of our product candidates is uncertain, we are unable to estimate the actual funds we will require to complete research and development and to commercialize our product candidates.

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

Until we can generate sufficient product revenues to finance our cash requirements, which we may never do, we expect to finance future cash needs primarily through a combination of public or private equity offerings, debt financings, strategic collaborations, and grant funding. If sufficient funds on acceptable terms are not available when needed, or at all, we could be forced to significantly reduce operating expenses and delay, scale back or eliminate one or more of our development programs or our business operations or even go bankrupt.

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

On January 8, 2021, we entered into a term loan agreement with Silicon Valley Bank German Branch, as lender. The loan agreement provides us with loans of up to €25.0 million available in three tranches: €10 million available at closing, an additional €7.5 million upon the achievement of certain conditions, including milestones related to our pipeline and market capitalization, and a third tranche of €7.5 million upon the achievement of certain additional conditions related to our pipeline and liquidity. The first tranche of €10 million was drawn in February 2021 and the second tranche of €7.5 million was drawn in December 2021. The third tranche of €7.5 million expired undrawn at the end of 2022. The loans will mature at the end of November 2025.

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

As of December 31, 2022, we had €190.3 million in cash and cash equivalents, with an anticipated cash runway into 2025. Our management will have broad discretion in the use of such funds and could spend them in ways that do not improve our results of operations or enhance the value of our common shares. The failure by our management to apply these funds effectively could result in financial losses that could have a material adverse effect on our business, cause the price of our common shares to decline and delay the development of our product candidates. Pending their use, we may invest our cash and cash equivalents in a manner that does not produce income or that loses value.

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

As of December 31, 2022, we had estimated NOL carry forwards for German tax purposes of approximately €372 million. Future changes in share ownership may also trigger an ownership change and, consequently, a Section 8c Körperschaftsteuergesetz or a Section 10a Gewerbesteuergesetz limitation. Any limitation may result in the expiration of a portion or the complete tax loss carry forwards before they can be utilized. As a result, if we earn net taxable income, our ability to use our pre-change NOL carry forwards to reduce German income tax may be subject to limitations, which could potentially result in increased future cash tax liability to us.

Our business and operations would suffer in the event of a security breach, system failure, invasion, corruption, destruction or interruption of our or our business partners’ critical information technology systems or infrastructure.

In the ordinary course of business, we and our business partners store sensitive data, including intellectual property and proprietary information related to our business and our business partners, on our information technology systems. We and certain of our service providers are from time to time subject to cyberattack attempts or incidents and security incidents. To mitigate risks we have made a substantial investment in cyber security and information security.

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

We have entered into collaborations with other companies that we believe have provided us with valuable funding or other resources such as access to technologies, including our collaborations with Artiva, The Leukemia & Lymphoma Society, Genentech, The MD Anderson Cancer Center and Roivant Sciences. In the future, we may enter into additional collaborations to leverage our technology platforms, fund our research and development programs or to gain access to sales, marketing or distribution capabilities. Our existing collaborations, and any future collaborations we enter into, may pose a number of risks, including the following:

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

We expect to continue to depend on independent clinical investigators and CROs to conduct our clinical studies. CROs may also assist us in the collection and analysis of data. There is a limited number of third-party service providers that specialize or have the expertise required to achieve our business objectives. Identifying, qualifying and managing the performance of third-party service providers can be difficult, time consuming and cause delays in our development programs. These investigators and CROs will not be our employees and we will not be able to control, other than by contract, the amount of resources, including time, which they devote to our product candidates and clinical studies. In addition, certain clinical studies in which we are involved and which are testing our product candidates are sponsored by academic sites, known as investigator-sponsored study, or ISTs. By definition, the financing, design, and conduct of the clinical study are under the sole responsibility of the respective sponsor. Therefore, we have limited control over these clinical studies and we do not have control over the timing and reporting of the data from these trials. In addition, we may have limited information about ISTs while they are being conducted, including the status of trial initiation and patient recruitment, changes to trial design and clinical study results. The AFM13 phase 2a study in HL and the phase 1b/2a study in CD30+ lymphoma with cutaneous manifestations were ISTs. An additional AFM13 phase 1/2 IST is currently conducted by The MD Anderson Cancer Center with CD30+ lymphoma patients. If independent investigators or CROs fail to devote sufficient resources to the development of our product candidates, or if their performance is substandard, it may delay or compromise the completion of trials of our product candidates as well as the prospects for approval and commercialization of any product candidates that we develop. In addition, the use of third-party service providers requires us to disclose our proprietary information to these parties, which could increase the risk that this information will be misappropriated. Further, the FDA and other regulatory authorities require that we comply with standards, commonly referred to as current Good Clinical Practice, or GCP, and other local legal requirements, e.g., data privacy, for conducting, recording and reporting clinical studies to assure that data and reported results are credible and accurate and that the rights, integrity and confidentiality of trial subjects are protected. Failure of clinical investigators or CROs to meet their obligations to us or comply with GCP procedures or other applicable legal requirements could adversely affect the clinical development of our product candidates and harm our business.

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

Additionally, the facilities that manufacture our product candidates must be the subject of a satisfactory inspection before the FDA, the EMA or other regulatory authorities approve a BLA or grant a marketing authorization for the product candidate manufactured at that facility. We will depend on these third-party manufacturing partners for compliance with the FDA’s and the EMA’s requirements for the manufacture of our finished products. If our manufacturers cannot successfully manufacture material that conforms to our specifications and the FDA, European Commission and other regulatory authorities’ cGMP requirements, our product candidates will not be approved or, if already approved, may be subject to recalls. Reliance on third-party manufacturers entails risks to which we would not be subject if we manufactured the product candidates ourselves, including:

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

If we wish to pursue further development of AFM13, AFM24, AFM28 or any of our other ICE® molecules in combination with pembrolizumab, atezolizumab or any other CPI, we will need to reach an agreement with Merck, Roche or another partner for such supply of pembrolizumab, atezolizumab or another CPI, respectively. In addition, we are currently dependent on collaborators, such as MD Anderson, NKGen Biotech (formerly known as NKMax America) and Artiva, for the supply of NK cells for clinical and preclinical studies that evaluate our ICE® molecules in combination with NK cells. If we do not have an adequate supply and/or cannot reach an agreement with the applicable partner, we may not be able to develop AFM13, AFM24, AFM28 or any of our other ICE® molecules in any such combination. Any future supply agreement with a partner for combination trials with our ICE® molecules could influence our clinical development strategy or our intellectual property or our economic rights, and therefore might impact the content we can derive from such clinical development.

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

We own and/or control our AFM13 patent portfolio, which includes three patent families. The first patent family relates to the mode of action of AFM13, the recruitment of immune effector cells via a specific receptor, i.e., an antibody or antigen-binding fragment thereof having the CDRs of AFM13. These patents will expire in 2026 in Europe and in 2029 in the US. A second patent family on AFM13 claims the method for the production of AFM13 and the product produced by this method and respective issued patents will expire in 2040. A further patent application on AFM13 relating to its combination with anti-PD1 antibodies was filed in 2016. The already granted European and Japan patent will expire in 2036 as all other patents issued on still pending applications in this family. Moreover, we own and/or control a patent family that relates to cryopreserved NK cells preloaded with an ICE®, e.g. AFM13 and the respective issued patents will not expire before 2039. A patent family is jointly owned and/or controlled with Artiva and is directed to the combination of AFM13 with Artiva’s NK cell line AB-101 and respective possibly issued patents will not expire before 2042.

Moreover, we own and/or control our AFM24 patent portfolio, which includes one patent family directed to the compound of AFM24. The non-provisional patent application was filed in 2019 and issued patents will not expire before 2039. Moreover, we own and/or control a patent family that relates to cryopreserved NK cells preloaded with an ICE®, e.g. AFM24 and the respective issued patents will not expire before 2039.

For AFM28 we own and/or control a patent portfolio that includes one patent family directed to AFM28. The non-provisional patent application was filed in 2022 and issued patents will not expire before 2042. Moreover, we own and/or control a patent family that relates to cryopreserved NK cells preloaded with an ICE®, e.g. AFM28 and the respective issued patents will not expire before 2039, and the antibody scaffold of AFM28 is further protected by a patent family owned and controlled by Affimed with the respective granted patents not expiring before 2039.

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

Patents could be issued to third parties that we may ultimately be found to infringe. Third parties may have or obtain valid and enforceable patents or proprietary rights that could block us from developing product candidates using our technology. We develop product candidates with various technologies to which third parties could obtain or have obtained proprietary rights. Our failure to obtain a license to any third-party technology that we require may materially harm our business, financial condition and results of operations. Moreover, our failure to maintain a license to any technology that we require may also materially harm our business, financial condition, and results of operations. Furthermore, we could be exposed to the threat of litigation if we fail to obtain or maintain any such license that we require.

In the pharmaceutical industry, significant litigation and other proceedings regarding patents, patent applications, trademarks and other intellectual property rights have become commonplace. The types of situations in which we may become a party to such litigation or proceedings include:

●	we or our collaborators may initiate litigation or other proceedings against third parties seeking to invalidate the patents held by those third parties or to obtain a judgment that our products or processes do not infringe those third parties’ patents;
●	if our competitors file patent applications that claim technology also claimed by us or our licensors, we or our licensors may be required to participate in interference or opposition proceedings to determine the priority of invention, which could jeopardize our patent rights and potentially provide a third party with a dominant patent position; an inter parties review (IPR), post grant review (PGR) of our patents may result in invalidation of some or all of the claims in any one or more of our patents; a derivation proceeding may be instituted to determine whether or not one or more of our inventions was derived from a third-party inventor;
●	if third parties initiate litigation claiming that our processes or products infringe their patent or other intellectual property rights, we and our collaborators will need to defend against such proceedings; and
●	if a license to necessary technology is terminated, the licensor may initiate litigation claiming that our processes or products infringe or misappropriate their patent or other intellectual property rights and/or that we breached our obligations under the license agreement, and we and our collaborators would need to defend against such proceedings.

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

While we normally seek to obtain the right to control prosecution, maintenance and enforcement of the patents relating to our product candidates, there may be times when the filing and prosecution activities for patents relating to our product candidates are controlled by our licensors. Although we monitor the ongoing prosecution and maintenance of the licensed patents, if any of our future licensing partners fail to prosecute, maintain and enforce such patents and patent applications in a manner consistent with the best interests of our business, including by payment of all applicable fees for patents covering AFM13, AFM24, AFM28 or any of our product candidates, we could lose our rights to the intellectual property or our exclusivity with respect to those rights, our ability to develop and commercialize those product candidates may be adversely affected and we may not be able to prevent competitors from making, using, selling, offering for sale or importing competing products.

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

In addition to patent protection, we also rely on other proprietary rights, including protection of trade secrets, and other proprietary information. To maintain the confidentiality of trade secrets and proprietary information, we enter into confidentiality agreements with our employees, to the extent a confidentiality obligation is not covered by their employment agreements, consultants, collaborators and others upon the commencement of their relationships with us. These agreements require that all confidential information developed by the individual or made known to the individual by us during the course of the individual’s relationship with us be kept confidential and not disclosed to third parties and the public domain, so that it cannot be used for patent protection anymore, either by local law or if not applicable pursuant to specific agreements with employees and our personnel policies it is intended that any inventions conceived by the individual in the course of rendering services to us shall be our exclusive property. However, we may not obtain these agreements in all circumstances, and individuals with whom we have these agreements may or may not comply with their terms or with local law. Thus, despite such legal provisions or agreement, such inventions may become assigned to third parties. In the event of unauthorized use or disclosure of our trade secrets or proprietary information, these legal provisions or agreements, even if obtained, may not provide meaningful protection, particularly for our trade secrets or other confidential information. To the extent that our employees, consultants or contractors use technology or know-how owned by third parties in their work for us, disputes may arise between us and those third parties as to the rights in related inventions. To the extent that an individual who is not an Affimed employee and thus not obligated to assign rights in intellectual property to us and is rightfully an inventor of intellectual property, we may need to obtain an assignment or a license to that intellectual property from that individual, or a third party or from that individual’s assignee. Such assignment or license may not be available on commercially reasonable terms or at all.

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

Approximately 172 of our personnel, including certain of our managing directors and most of our employees working in research and development, work in Germany and are subject to German employment law. Ideas, developments, discoveries and inventions made by such employees are subject to the provisions of the German Act on Employees’ Inventions (Arbeitnehmererfindungsgesetz), which regulates the ownership of, and compensation for, inventions made by employees. We face the risk that disputes may occur between us and our employees or ex-employees pertaining to the sufficiency of compensation paid by us, allocation of rights to inventions under this act or alleged non-adherence to the provisions of this act, any of which may be costly to resolve and take up our management’s time and efforts whether we prevail or fail in such dispute.

If we do not obtain protection under the Hatch-Waxman Amendments and similar non-U.S. legislation for extending the term of patents covering each of our product candidates, our business may be materially harmed.

Depending upon the timing, duration and conditions of FDA marketing approval of our product candidates, one or more of our U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, referred to as the Hatch-Waxman Amendments and one or more of EU patents may be eligible for extension for up to five years under similar legislation in the EU. The Hatch-Waxman Amendments permit a patent term extension of up to five years for a patent covering an approved product as compensation for effective patent term lost during product development and the FDA regulatory review process and certain EU Regulations provide a Supplementary Protection Certificate (“SPC”) that confers the same rights as conferred by the patent protecting the product. However, we may not receive an extension or SPC if we fail to apply within applicable deadlines, fail to apply prior to expiration of relevant patents or otherwise fail to satisfy applicable requirements. Moreover, the length of the extension or SPC could be less than we request. If we are unable to obtain patent term extension or an SPC or the term of any such extension or SPC is less than we request, the period during which we can enforce our patent rights for that product will be shortened and our competitors may obtain approval to market competing products sooner. As a result, our revenue from applicable products could be reduced, possibly materially.

We may become involved in lawsuits to protect or enforce our patents, which could be expensive, time consuming and unsuccessful.

Even after they have been issued, our patents and any patents which we license may be challenged, narrowed, invalidated or circumvented. If our patents are invalidated or otherwise limited or will expire prior to the commercialization of our product candidates, other companies may be better able to develop products that compete with ours, which could adversely affect our competitive business position, business prospects and financial condition.

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

We currently have rights to intellectual property, through licenses from third parties and under patents that we own, to develop our product candidates. Because our programs may require the use of proprietary rights held by third parties, the growth of our business will likely depend in part on our ability to acquire, in-license, maintain or use these proprietary rights. In addition, our product candidates may require specific formulations to work effectively and efficiently and the rights to these formulations may be held by others. We may be unable to acquire or in-license any compositions, methods of use, processes, or other third-party intellectual property rights from third parties that we identify as necessary for our product candidates. The licensing and acquisition of third-party intellectual property rights is a competitive area, and a number of more established companies are also pursuing strategies to license or acquire third-party intellectual property rights that we may consider attractive. These established companies may have a competitive advantage over us due to their size, cash resources, and greater clinical development and commercialization capabilities.

For example, we sometimes collaborate with U.S. and non-U.S. academic institutions to accelerate our preclinical research or development under written agreements with these institutions. Typically, these institutions provide us with an option to negotiate a license to any of the institution’s rights in technology resulting from the collaboration. Regardless of such an option, we may be unable to negotiate a license within the specified timeframe or under terms that are acceptable to us. If we are unable to do so, the institution may offer the intellectual property rights to other parties, potentially blocking our ability to pursue our applicable product candidate or program.

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

We are exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include intentional failures to comply with FDA or EMA regulations, to provide accurate information to the FDA or the EMA or intentional failures to report financial information or data accurately or to disclose unauthorized activities to us. Employee misconduct could also involve the improper use of information obtained in the course of clinical studies, which could result in regulatory sanctions and serious harm to our reputation. We have adopted a Compliance Management System (comprising a code of conduct, a code of conduct for Business Partners,  several other compliance policies, a third party due diligence process for a comprehensive background check of our key vendors and a whistleblowing hotline) which is based on three pillars: prevent, detect and respond to misconduct and an insider trading policy, each of which is communicated on a regular basis. However, it is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant fines or other sanctions.

We are subject to governmental regulation and other legal obligations in the EU and European Economic Area, or EEA, related to privacy, data protection and data security. Our actual or perceived failure to comply with such obligations could harm our business.

We are subject to diverse laws and regulations relating to data privacy and security in the EU and eventually in the EEA, including Regulation 2016/679, known as the GDPR. The GDPR applies extraterritorially and implements stringent operational requirements for controllers and processors of personal data. Additionally, virtually every jurisdiction in which we conduct clinical trials has established its own data security and privacy frameworks with which we must comply. New global privacy rules are being enacted and existing ones are being updated and strengthened. We are likely to be required to expend capital and other resources to ensure ongoing compliance with these laws and regulations.

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

When we transfer personal data out of the EU and EEA, we do so in compliance with the relevant data export requirements. After the European Court of Justice had declared the US Privacy Shield invalid in June 2020, there was uncertainty about how to comply with data protection requirements when transferring personal data from the EU to the US. Now, as the new model clauses from the European Commission and further guidance for the export of personal data are available, we have more clarity, however guidance form the authorities is developing continuously and needs to be monitored regularly to be able to ensure compliance. We are also subject to evolving European privacy laws on cookies and on e-marketing. The EU is in the process of replacing the e-Privacy Directive (2002/58/EC) with a new set of rules taking the form of a regulation, which will be directly implemented in the laws of each European member state. The draft e-Privacy Regulation imposes strict opt-in marketing rules with limited exceptions for business-to-business communications, alters rules on third-party cookies, web beacons and similar technology and significantly increases fining powers to the greater of €20 million or 4% of total worldwide annual revenue. While the e-Privacy Regulation was originally intended to be adopted on May 25, 2018 (alongside the GDPR), it is still going through the European legislative process and it is still not clear when it will be adopted.

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

In addition, we will need to expand and effectively manage our managerial, operational, financial, development and other resources in order to successfully pursue our research, development and commercialization efforts for our existing and future product candidates. Furthermore, replacing managing directors and key employees may be difficult and may take an extended period of time because of the limited number of individuals in our industry with the breadth of skills and experience required to successfully develop, gain regulatory approval of and commercialize products. Competition to hire from this limited pool is intense, and we may be unable to hire, train, retain or motivate these key personnel on acceptable terms given the competition among numerous pharmaceutical and biotechnology companies for similar personnel. We are moving certain of our research and certain other facilities from Heidelberg, Germany to Mannheim, Germany and may experience increased employee turnover as a result. We also experience competition for the hiring of scientific and clinical personnel from universities and research institutions. In addition, we rely on consultants and advisors, including scientific and clinical advisors, to assist us in formulating our research and development and commercialization strategy. Our consultants and advisors may be employed by employers other than us and may have commitments under consulting or advisory contracts with other entities that may limit their availability to us. If we are unable to continue to attract and retain high quality personnel, our ability to pursue our growth strategy will be limited.

We will need to grow our organization, specifically to expand our development and regulatory capabilities, and we may experience difficulties in managing this growth, which could disrupt operations.

We have 228 employees (219 full time equivalents), including those of our subsidiaries. As our development and commercialization plans and strategies develop, we expect to expand our employee base on an as-needed basis. Future growth would impose significant added responsibilities on management, including the need to identify, recruit, maintain, motivate and integrate additional employees. As part of our company’s growth, we are moving our research and certain other facilities from Heidelberg, Germany to Mannheim, Germany, and we may experience disruption to our operations in connection with doing so. Our management may need to divert a disproportionate amount of their attention away from day-to-day activities and devote a substantial amount of time to managing these activities. We may not be able to effectively manage the expansion of our operations which may result in weaknesses in our infrastructure, give rise to operational errors, loss of business opportunities, loss of employees and reduced productivity among remaining employees. Our expected growth could require significant capital expenditure and may divert financial resources from other projects, such as the development of existing and additional product candidates. If our management is unable to effectively manage our expected growth, our expenses may increase more than expected, our ability to generate and/or grow revenue could be reduced and we may not be able to implement our business strategy. Our future financial performance and our ability to commercialize our product candidates and compete effectively with others in our industry will depend, in part, on our ability to effectively manage future growth.

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

You should consider an investment in our common shares as risky and invest only if you can withstand a significant loss and wide fluctuations in the market value of your investment. Our share price has been, and in the future may again be subject to substantial price volatility. In addition, the stock market has recently experienced significant volatility, particularly with respect to pharmaceutical, biotechnology and other life sciences company stocks. The volatility of pharmaceutical, biotechnology and other life sciences company stocks often does not relate to the operating performance of the companies represented by the stock. Some of the factors that may cause the market price of our common shares to fluctuate include:

●	results and timing of our clinical studies and clinical studies of our competitors’ products;
●	failure or discontinuation of any of our development programs;
●	issues in manufacturing our product candidates or future approved products;
●	regulatory developments or enforcement in the United States and non-U.S. countries with respect to our product candidates or our competitors’ products;
●	failure to achieve pricing and/or reimbursement;
●	competition from existing products or new products that may emerge;
●	developments or disputes concerning patents or other proprietary rights;
●	introduction of technological innovations or new commercial products by us or our competitors;
●	announcements by us, our collaborators or our competitors of significant acquisitions, strategic partnerships, joint ventures, collaborations or capital commitments;
●	changes in estimates or recommendations by securities analysts who cover our securities;

●	fluctuations in the valuation of companies perceived by investors to be comparable to us;
●	public concern over our product candidates or any future approved products;
●	litigation;
●	future sales of our common shares;
●	share price and volume fluctuations attributable to inconsistent trading volume levels of our shares;
●	additions or departures of key personnel;
●	changes in the structure of health care payment systems in the United States or overseas;
●	failure of any of our product candidates, if approved, to achieve commercial success;
●	economic and other external factors or other disasters or crises, including health epidemics and instability in the banking sector experienced in the first quarter of 2023;
●	period-to-period fluctuations in our financial condition and results of operations, including the timing of receipt of any milestone or other payments under commercialization or licensing agreements;
●	general market conditions and market conditions for biopharmaceutical stocks; and
●	overall fluctuations in U.S. equity markets.

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

If our common shares are delisted from the Nasdaq, the liquidity of our common shares would be adversely affected and the market price of our common shares could decrease.

Our common shares are currently listed on the Nasdaq and closed at $0.75 on March 22, 2023. The Nasdaq has minimum requirements that a company must meet in order to remain listed on Nasdaq markets, including that we maintain a minimum closing bid price of $1.00 per share for our common shares. If we fail to maintain such minimum requirements for a period of 30 consecutive business days, the Nasdaq will issue a notice that we are not in compliance and we will need to take corrective actions in order to not be delisted. There is no way to guarantee that any corrective measures we take would help us regain compliance with the minimum bid price requirement or maintain compliance with other Nasdaq listing rules. If Nasdaq were to make a final determination that our common shares must be delisted, the liquidity of our common shares would be adversely affected and the market price of our common shares could decrease. Our failure to be listed on Nasdaq or another national securities exchange would have a material adverse effect on the value of your investment in us.

Future sales, or the possibility of future sales, of a substantial number of our common shares could adversely affect the price of the shares and dilute shareholders.

Future sales of a substantial number of our common shares, or the perception that such sales will occur, could cause a decline in the market price of our common shares. We had approximately 149.3 million common shares outstanding as of March 15, 2023. If our existing shareholders sell substantial amounts of common shares in the public market, or the market perceives that such sales may occur, the market price of our common shares and our ability to raise capital through the issuance of equity securities in the future could be adversely affected. In addition, we have registered on a Form S-8 registration statement all common shares that we may issue under our equity compensation plans. As a result, these shares can be freely sold in the public market upon issuance, subject to volume limitations applicable to affiliates.

We have a shelf registration statement pursuant to which we may offer and sell, in one or more offerings,  our common shares, senior debt securities, subordinated debt securities, warrants, purchase contracts or units. We have also entered into a sales agreement to offer and sell our common shares under a prior registration statement pursuant to an “at-the-market” offering. Because the price per share of each share sold under the registration statement will depend on the market price of our shares at the time of the sale and other market conditions, it is not possible at this stage to predict the number of shares that ultimately may be offered and sold under the registration statement. If we sell common shares, convertible securities or other equity securities, existing shareholders may be diluted by such sales, and in certain cases new investors could gain rights superior to our existing shareholders. Any sales of our common shares, or the perception that such sales could occur, could have a negative impact on the trading price of our shares.

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

The DCGC applies to all Dutch companies listed on a government-recognized stock exchange, whether in the Netherlands or elsewhere, including Nasdaq. We do not comply with all the best practice provisions of the DCGC. In our annual report for the fiscal year ended December 31, 2022, we will report on our compliance with the DCGC. This may affect your rights as a shareholder and you may not have the same level of protection as a shareholder in a Dutch company that fully complies with the DCGC.

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

Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement the required new or improved controls, or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations. In addition, any testing by us conducted in connection with Section 404 of the Sarbanes-Oxley Act of 2002, or any subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our financial statements or identify other areas for further attention or improvement. Inferior internal controls could also impair our ability to raise revenue, result in the loss of investor confidence in the reliability of our financial statements and subject us to regulatory scrutiny and sanctions, which in turn could harm the market value of our common shares.

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

Although we do not believe we were a “passive foreign investment company” (a “PFIC”) in 2022, we may be a PFIC in 2023 or one or more future taxable years. A U.S. investor may suffer adverse U.S. federal income tax consequences if we are a PFIC for any taxable year during which the U.S. investor holds common shares.

Under the Internal Revenue Code of 1986, as amended, or the Code, we will be a PFIC for any taxable year in which, after the application of certain “look-through” rules with respect to subsidiaries, either (i) 75% or more of our gross income consists of “passive income,” or (ii) 50% or more of the average quarterly value of our assets consist of assets that produce, or are held for the production of, “passive income.” Passive income generally includes interest, dividends, rents, certain non-active royalties and capital gains. Although we have not performed a definitive PFIC analysis using U.S. federal income tax principles, based on certain estimates as to composition of our income and assets, including the implied value, based on our market capitalization, of our assets that produce non-passive income, during 2022, including, for this purpose, certain elements of our net working capital, we do not believe that we were a PFIC for our 2022 taxable year. However, there can be no assurance that the Internal Revenue Service, or the IRS, will agree with our conclusion. In addition, whether we will be a PFIC in 2023 or any future taxable year is uncertain because, among other things, we currently own a substantial amount of passive assets, including cash, and because the valuation of our assets that generate non-passive income for PFIC purposes, including our intangible assets, is uncertain and may vary substantially over time and the composition of our assets and income may vary substantially over time. The average quarterly value of our assets for purposes of determining our PFIC status for any taxable year (to the extent applicable) will generally be determined in part by reference to our market capitalization, which has fluctuated and may continue to fluctuate significantly over time. Accordingly, there can be no assurance that we will not be a PFIC for any future taxable year. In addition, we may, directly or indirectly, hold equity interests in other entities, including certain of our subsidiaries that are PFICs, or “Lower-tier PFICs.”

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

Potential future revenue may be derived from abroad, particularly from the United States. As a result, our business and share price may be affected by fluctuations in foreign exchange rates between the euro and these other currencies, which may also have a significant impact on our reported results of operations and cash flows from period to period, such as the U.S. dollar. We have converted into euros only the portion of the proceeds from our financings and our research collaboration and license agreements with Genentech and Roivant that we expect will be spent in euros according to our budget. If the projected payments in either euro or U.S. dollar change, we may be subject to foreign exchange-rate risk. Currently, we do not have any other exchange rate hedging measures in place.

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

ITEM 4. INFORMATION ON THE COMPANY

A.   History and development of the company

We are a clinical-stage immuno-oncology company focused on discovering and developing highly targeted cancer immunotherapies. Our product candidates represent an innovative approach to cancer treatment that seeks to harness the body’s own immune defenses to fight tumor cells. The most potent cells of the human defense arsenal are types of white blood cells called innate immune cells (Natural Killer cells, or NK cells, and macrophages) and T cells. Leveraging our fit-for-purpose ROCK® platform, we develop proprietary, next-generation bispecific and trispecific antibodies, so-called innate cell engagers (ICE ®),  which are designed to direct innate immune cells and establish a bridge to cancer cells. Our innate cell engagers have the ability to bring innate immune cells into the proximity of tumor cells and trigger an activation cascade that leads to the destruction of cancer cells. Due to their novel tetravalent architecture with four binding domains, our innate cell engagers bind to their targets with high affinity. Different dosing schemes are being explored to allow for improved exposure in heavily pretreated patient populations. Based on their mechanism of action as well as the preclinical and clinical data we have generated to date, we believe that our product candidates as monotherapy and / or in combination, may ultimately improve response rates, clinical outcomes and survival in cancer patients, and could eventually become a cornerstone of modern targeted oncology care. Building on our leadership in the innate cell engager space, we are also developing novel antibody formats with the potential to tailor innate cell-engaging therapy to different indications and settings.

Affimed was founded in 2000 based on technology developed by the group led by Professor Melvyn Little at Deutsches Krebsforschungszentrum (DKFZ), the German Cancer Research Center, in Heidelberg, Germany.

Focusing our efforts on antibodies that specifically bind to innate cells through CD16A, a key activating receptor, we have built a clinical and preclinical pipeline of innate cell-engaging bispecific antibodies designed to activate both innate and adaptive immunity. Compared to a variety of T cell-engaging technologies, our innate cell engagers appear to have a better safety profile and have the potential to achieve more potent and deeper immune responses potentially through enhancing crosstalk of innate and adaptive immunity. The safety profiles of our molecules make them suitable for development as combination therapies (e.g. with checkpoint inhibitors, or CPIs, adoptive NK cells or cytokines).

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

Our main offices and laboratories are located at the Technology Park adjacent to the German Cancer Research Center (DKFZ) in Heidelberg, where we employ 172 people, approximately 70% of whom have an advanced academic degree. Including Affimed Inc. and AbCheck (see description below) personnel, our total headcount is 228 (219 full-time equivalents). We are led by experienced executives with a track record of successful product development, approvals and launches, specifically in the area of biologics and biopharmaceuticals. Our supervisory board is made up of highly experienced experts from the pharmaceutical and biotech industries, including individuals with a background and expertise in hematological malignancies.

In 2009, we formed AbCheck s.r.o., our 100% owned, independently run antibody screening platform company, located in the Czech Republic. AbCheck discovers and optimizes human therapeutic antibodies with a versatile technology platform. Tailored to the specific needs of its customers and their desired target product profiles, AbCheck designs a personalized approach leveraging both cutting edge (e.g., microfluidics, rabbit mass humanization) and classical (e.g., phage/yeast display libraries) technologies to provide high quality leads. In addition to providing candidates for Affimed projects, AbCheck has multiple partnerships throughout the U.S. and Europe with globally active pharmaceutical and biotechnology companies such as Tusk Therapeutics, bluebird bio, Eli Lilly, Daiichi Sankyo, Pierre Fabre and others.

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

B.   Business overview

Our Strategy

Our goal is to develop new treatment options for patients in need by activating innate immunity (e.g. NK cells and macrophages), the body’s first line of defense, to fight cancer. We are developing single agent and combination therapies to treat a variety of cancers. Our novel proprietary antibody platform, ROCK®, delivers several unique types of next-generation tetravalent antibody formats, including bispecific and trispecific innate cell engagers. Based on the distinctive properties and mechanism of action of these products, which have demonstrated preclinical and / or clinical activity, we believe that our product candidates, alone or in combination, could eventually become a key element of improving clinical outcomes in cancer patients. Key elements of our strategy to achieve this goal are to:

●	Rapidly advance the development of our clinical stage product candidates using a three-pronged development approach, including development (i) as monotherapy, (ii) in combination with adoptive NK cells, and (iii) in combinations with immunotherapies such as checkpoint inhibitors;
●	Establish R&D and commercialization capabilities in Europe and in the United States;
●	Use our technology platforms and intellectual property portfolio to continue to build our cancer immunotherapy pipeline;
●	Maximize the value of our collaboration arrangements with Artiva, Genentech and Roivant, and establish new collaborations;
●	Intensify our collaboration with academia; and
●	Utilize AbCheck to generate and optimize antibodies.

Our Strengths

We believe we are a leader in developing innate immunity-based cancer immunotherapies due to several factors:

●	Our lead product candidate, AFM13, is a first-in-class innate cell engager for hematologic cancer indications;
●	Our development candidate, AFM24, is a first-in-class innate cell engager for EGFR expressing solid tumor indications;
●	Our development candidate, AFM28, is a first-in-class innate cell engager for AML;
●	Our modular and versatile ROCK® platform, which we believe will enable future product candidates and collaborations with pharmaceutical companies;
●	We retain global commercial rights for AFM13, AFM24 and AFM28;
●	Our experienced management team has a strong track record in the development and commercialization of new medicines; and
●	We have a strong technology base and solid patent portfolio in the field of targeted immuno-oncology.

Our Research and Development Pipeline

We are developing a pipeline of innate cell engagers for the treatment of cancer as shown below:

Our most advanced candidate, AFM13, is a first-in-class ICE® designed for the treatment of certain CD30-positive (CD30+) malignancies, including Hodgkin lymphoma and certain non-Hodgkin lymphomas. AFM13 selectively binds to CD30, a clinically validated target, and CD16A, an integral membrane glycoprotein receptor expressed on the surface of NK cells and macrophages, triggering a signal cascade that leads to the destruction of CD30-positive tumor cells. In contrast to conventional full-length antibodies, AFM13 does not bind to CD16B, which prevents binding to other cell types, e.g., neutrophils, and binds with equal affinity to CD16A polymorphisms at position 158. Furthermore, AFM13 binds CD16A with an approximately 1000-fold higher affinity than monoclonal antibodies thereby significantly increasing potency and efficacy as preclinically demonstrated. AFM13 was investigated as monotherapy in a phase 2 study (REDIRECT) in patients with relapsed/refractory peripheral T-cell lymphoma (PTCL), and is being investigated in combination with adoptive NK cells in a Phase 1/2a clinical study in collaboration with the MD Anderson Cancer Center in patients with CD30+ lymphomas. Topline data from the REDIRECT study were reported in December 2022, and the Company expects to present comprehensive data from the study at a scientific conference in 2023. In November 2022, we announced a collaboration with Artiva Biotherapeutics with the goal of advancing the development of the combination of AFM13 with Artiva’s AB-101 NK cell therapy into a potential registration enabling study. We expect to submit an IND for the combination of AFM13 with AB-101 in the first half of 2023 and, subject to FDA clearance of the IND, to initiate a clinical study during 2023.

Our second candidate, AFM24, is a tetravalent, bispecific epidermal growth factor receptor (EGFR) and CD16A-binding innate cell engager. AFM24 is designed to address limitations, such as toxicities or treatment resistance, associated with current therapeutic anti-EGFR monoclonal antibodies, while also offering the potential for better efficacy and safety by using activation of innate immunity to target EGFR-expressing solid tumors rather than inhibition of EGFR-mediated signal transduction. AFM24 is currently being investigated as monotherapy in a first-in-human phase 1/2a study, and in two combination clinical studies investigating AFM24 with adoptive NK cells and a PD-L1 inhibitor.

Our third, wholly-owned ICE® molecule, AFM28, was developed from our ROCK® platform and is designed to bind to CD123, an established target in myeloid malignancies. We chose CD123 as it is almost universally expressed on leukemic blasts and leukemic stem cells in patients with AML, both at diagnosis and at relapse, and independently of cytogenetic risk. AFM28 is being developed for the treatment of patients with acute myeloid leukemia.  We believe that AFM28 could be the key to novel treatment approaches that can fulfill several unmet needs. We advanced AFM28 into preclinical studies in 2020 and initiated recruitment for a first-in-human phase 1 study in the first quarter of 2023.

In August 2018, we entered into a research collaboration and license agreement with Genentech, a member of the Roche Group, for the development and commercialization of a number of product candidates based on our  novel NK cell engager-based immuno-therapeutics to treat multiple cancers. The agreement included a license to AFM26, a tetravalent, bispecific B cell maturation antigen (BCMA)- and CD16A-binding ICE® from our fit-for-purpose ROCK® platform, for the treatment of multiple myeloma. AFM26 is now known as RO7297089. RO7297089 employs a unique mechanism of action through high affinity engagement of NK cells and has demonstrated in vitro efficacy against cells with very low levels of BCMA expression. NK cell binding of RO7297089 is largely unaffected by IgG competition. During 2020, Genentech initiated a phase 1 study for RO7297089. Treatment with RO7297089 was well-tolerated at the dose levels tested, although infusion reactions necessitated long infusion duration for the first dose. Activity has been observed to date with partial responses at doses up to 1080 mg. There were no DLTs and a recommended phase 2 dose has not been identified. Genentech has decided not to progress with clinical development of RO7297089. The decision to discontinue the phase 1 study does not impact the development of other targets pursuant to the collaboration agreement with Genentech. Affimed is continuing its work with Genentech and during 2022 handed over a number of additional product candidates for further investigation by Genentech.

AFVT-2101 (formerly AFM32), another ICE® candidate in preclinical development against folate receptor alpha, is being investigated under a License and Strategic Collaboration with Roivant Sciences Ltd. (“Roivant”), pursuant to which we granted Roivant a license to develop and commercialize AFVT-2101 and options to license additional novel ICE® molecules against other targets. Roivant has announced its intention to submit an IND for AFVT-2101 in the first half of 2023.

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

At this time, our contract manufacturers are operating without interruption, and there is sufficient material for our ongoing clinical studies. We are continually assessing the potential impact of the COVID-19 pandemic on patient enrollment and site activation in our clinical studies, and we will update trial timelines to the extent that changes arise as a result of the COVID-19 pandemic.

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

According to the American Cancer Society, cancer is the second most common cause of death in the United States. In the United States, more than 1.9 million new cases of cancer are expected to be diagnosed in 2023, and more than 600,000 deaths from cancer are expected to occur. The 5-year relative survival rate for all cancers diagnosed during 2012-2018 was 68%. According to a United States National Institutes of Health National Cancer Institute estimate, national expenditures for cancer care in the United States in 2018 were approximately $151 billion.

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

Cancer immunotherapy plays an increasingly important role among emerging cancer drug therapies. The science behind immunotherapies is to harness the body’s own immune system to fight tumor cells. There are different approaches: vaccinations, checkpoint modulators, T cell and innate cell engagers. For example, bispecific antibodies, or cellular therapies transform a patient’s own T cells to express specific chimeric antigen receptors (CARs). Ipilimumab (Yervoy®), sipuleucel-T (Provenge®), and more recently nivolumab (Opdivo®), pembrolizumab (Keytruda®), and blinatumomab (Blincyto®) were amongst the first cancer immunotherapies to enter the market. Our platforms of bi- antibodies add further promise to the field of immuno-oncology.

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

Schematic Representation of our Fit-For-Purpose ROCK Platform

Our ROCK® platform offers modularity and versatility for customizable antibody generation, is differentiated from other technologies and is designed to deliver immune cell engagers that:

●	target different tumor-associated antigens;
●	enable tumor cell killing even with low target expression;
●	demonstrate high affinity binding and avidity based on bivalency;
●	recruit innate immune cells through anti-CD16A-specific epitopes;
●	offer different PK profiles;
●	possess long cell retention time; and
●	show evidence of specific innate immune cell activation and their tumor infiltration (CD16A engagers).

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

Adcetris® is the first approved targeted therapy for HL patients that are relapsed/refractory to second line treatments. Adcetris® targets CD30, the same target as AFM13, but has a different mode of action, acting as a targeted chemotherapy, rather than as a targeted immunotherapy. As an antibody-drug conjugate, Adcetris® delivers a toxin (monomethyl auristatin E) to the cells that carry the CD30 antigen. The drug conjugate is internalized by the tumor cell, which is then destroyed. In a phase 2 clinical study, Adcetris® treatment in relapsed/ refractory HL patients resulted in an overall response rate of 75% and a complete response rate of 33%. However, the median progression free survival after Adcetris® is 5.6 months. In addition, the treatment is associated with considerable adverse events like neutropenia (low neutrophils) and neuropathy (damage to the peripheral nervous system).

The FDA and EMA have approved nivolumab in classical HL patients that have relapsed or progressed after autologous hematopoietic stem cell transplantation and Adcetris® in 2016.  In 2017, the FDA granted accelerated approval, and the European Commission granted approval for pembrolizumab in adult and pediatric patients with refractory cHL who have relapsed after 3 or more prior lines of therapy, and the European Commission granted approval for pembrolizumab in adult patients with relapsed or refractory cHL who have failed autologous stem cell transplant (ASCT) and brentuximab vedotin, or who are transplant-ineligible and have failed brentuximab vedotin. In 2020, the FDA approved an expanded label for pembrolizumab in relapsed or refractory cHL. Overall response rates for the anti-PD-1 antibodies (nivolumab and pembrolizumab) in relapsed/refractory classical HL patients post brentuximab vedotin are 66 to 69%, with complete remission rates of 14-25%.

Beyond HL, other CD30+ hematological malignancies include T cell lymphoma, or TCL, and diffuse large B cell lymphoma, or DLBCL.

Approximately 4% of all new cancer cases in the US are NHL (SEER Database). In 2022, approximately 80,000 new cases of NHL were diagnosed in the US (SEER estimate). 5-10% of all Non-Hodgkin Lymphomas (NHL) are peripheral T-Cell Lymphomas (PTCL) and the majority are B-Cell Lymphomas, with approximately a third of NHL being DLBCL.  There are between 4,000-8,000 newly diagnosed cases of PTCL in the US every year, of which approximately 50-60% are positive for CD30.  There are approximately 27,000 newly diagnosed DLBCL patients in the US every year, of which approximately one fifth to one third are CD30+. Together, TCL and DLBCL contribute approximately 7,000-9,000 relapsed/refractory CD30+ cancer cases per year in North America, the European Union and Japan.

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

Immunotherapies play an increasing role in solid tumors. PD-1 checkpoint inhibitors have been approved for the treatment of many different types of cancer, including melanoma, lung cancer, renal cancer, gastric / gastroesophageal cancer, bladder cancer and head and neck cancer. Many studies with cancer immunotherapies are ongoing. It is expected that immunotherapies will play an increasing role in the standard treatment of solid tumors. However, even with these advances, cure is still the exception for the majority of late-stage tumors, in particular metastatic tumors, and the medical need for new and safe treatment approaches remains generally high for solid tumors.

Our Product Candidates

Our development pipeline currently comprises three distinct product candidates for which we retain full commercial rights: AFM13, AFM24 and AFM28 . Initially, we intend to pursue indications in which the medical need is high and for which there is a significant population of patients needing treatment in the salvage setting. This unmet medical need could mean that our therapeutics could be approved on an expedited basis. If and when we obtain approval for our product candidates as salvage therapies, we plan to explore whether they could also be used as first- or second-line treatments, most likely in combination with one or more treatments that comprise the existing standard of care. All of our product candidates have the potential to target several indications, which could represent significant additional commercial opportunities in the future.

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

Clinical development of AFM13 as monotherapy in T-cell Lymphoma

In November 2019, the first patient was dosed in a phase 2 registration-directed study of AFM13 as monotherapy in relapsed or refractory patients with CD30-positive peripheral T cell lymphoma (PTCL). In January 2022, we announced that we had completed enrollment of patients with PTCL in the registration-relevant portion of the study. Topline results from the study were reported in December 2022. In 108 patients enrolled with relapsed / refractory PTCL, a 32.4% objective response rate and 10.2% complete response rate was observed. The safety profile of AFM13 was well managed and consistent with previously reported data of prior and ongoing clinical studies with AFM13. Median duration of response (DoR) was 2.3 months, median progression-free survival was 3.5 months and median overall survival was 13.8 months.  Based on the compelling data seen in Hodgkin lymphoma for the combination of AFM13 with cord blood-derived NK cells in the AFM13-104 study – as described in the section “Clinical development of AFM13 in combination with adoptive NK cells” - we believe that the combination with AB-101 has a higher probability to deliver increased anti-tumor activity and a more durable clinical benefit to address the unmet need in the PTCL patient population. Accordingly, we do not intend to pursue an accelerated approval for AFM13 monotherapy in PTCL and will focus investment on clinical development in the combination of AFM13 with Artiva’s AB-101 NK cell product.

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

In September 2020, MDACC dosed the first patient in a phase 1/2 study. The study is designed to administer a stable complex of AFM13 pre-complexed with cord blood-derived allogeneic NK cells in different doses (numbers of pre-complexed NK cells) to patients with relapsed/refractory CD30-positive lymphoid malignancies followed by three doses of AFM13 as monotherapy. We fund research and development expenses for this collaboration and have licensed exclusive worldwide rights to further develop and commercialize any product developed under the collaboration. As of December 2022, a total of 41 patients with CD30-positive relapsed or refractory Hodgkin and non-Hodgkin lymphomas (36 and 5 patients, respectively) were treated with the novel combination of cbNK cells pre-complexed with AFM13. Three patients were treated with 1×106, three patients with 1×107 and 35 patients with 1×108 AFM13-pre-complexed cbNK cells per kg body weight. Of the 35 patients treated at 1x108 per kg dose level, 31 patients had Hodgkin lymphoma and 4 patients had non-Hodgkin lymphoma.

As of the cutoff date, 38 of 41 patients (93%) had achieved an objective response to the treatment according to investigator assessment, with 27 complete responses (CR) and 11 partial responses (PR). In the 31 patients with Hodgkin Lymphoma treated at the recommended phase 2 dose (RP2D) level of 108 cbNK cells per kg, a 97% ORR and 77% CR rate was observed according to investigator assessment. In four patients with non-Hodgkin Lymphoma treated at the RP2D, three patients achieved an objective response with one patient achieving a complete response according to investigator assessment. Of note, there were no instances of serious adverse events such as cytokine release syndrome, immune cell-associated neurotoxicity syndrome or graft-versus-host disease.

In November 2022, we announced a collaboration with Artiva Biotherapeutics with the goal of advancing the development of the combination of AFM13 with Artiva’s AB-101 NK cell therapy into a potential registration enabling study. We expect to submit an IND for the combination of AFM13 with AB-101 in the first half of 2023 and, subject to FDA clearance of the IND, to initiate a clinical study during 2023.

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

Clinical development of AFM24 as monotherapy

In November 2019, our IND application for AFM24 cleared the required 30-day review by the FDA and is in effect for a phase 1/2a clinical trial of AFM24 in patients with advanced cancers known to express EGFR. We also received regulatory approval to commence a clinical trial of AFM24 from the UK and Spain. The initial goal of the study is to determine the maximum tolerated dose and recommended phase 2 dose of AFM24, as well as to evaluate the safety, pharmacokinetics, pharmacodynamics and preliminary efficacy in patients with advanced cancers known to express EGFR. The dose expansion phase of the study is intended to collect preliminary evidence of efficacy and to further confirm the safety of AFM24 as a monotherapy in patients with select solid tumor subtypes. The study started enrolling patients in the second quarter of 2020 and a weekly dose of 480 mg has been identified as the recommended phase 2 dose based on a comprehensive review of safety, pharmacokinetic and pharmacodynamic data, including exposure and NK cell CD16A receptor occupancy. A maximum tolerated dose has not been determined. AFM24 monotherapy showed a well-manageable safety profile. Three expansion cohorts have been initiated at the recommended Phase 2 monotherapy dose including Renal cell carcinoma (clear cell), failing standard of care (SoC) including TKIs and PD1/PD-L1 targeted therapy; Non-small cell lung cancer (EGFR-mutant), failing SoC TKIs; and Colorectal cancer, failing chemotherapy plus VEGF- and EGFR-targeted antibodies. We expect to report interim data from certain monotherapy expansion cohorts during the second or third quarter of 2023.

Clinical development of AFM24 in combination with adoptive NK cells

In March 2021, the FDA cleared an IND application we co-sponsored with NKGen Biotech (formerly known as NKMax America) to initiate a first-in-human phase 1/2a study of AFM24 in combination with SNK01 NK cells in patients with advanced cancers known to express EGFR. The goal of this study is to determine the safety, pharmacokinetics and pharmacodynamics, as well as the maximum tolerated dose and recommended phase 2 dose, of AFM24 in combination with SNK01 NK cells. We initiated enrollment in the study in November 2021 and expect to report interim data from the study in the second or third quarter of 2023.

The study is conducted pursuant to a clinical collaboration agreement we signed with NKGen Biotech in October 2020. Under the agreement, the two companies will contribute their respective product candidates and resources for the clinical trial. The clinical trial will combine NKGen Biotech’s SNK01 (enhanced natural killer cells) with AFM24 in the autologous setting. The cost of the clinical study will be shared by Affimed and NKGen Biotech. The agreement also provides for the opportunity to pursue further clinical study combinations with additional product candidates from both parties.

In addition, in November 2020, we entered an R&D collaboration with Artiva Biotherapeutics to assess the feasibility and preclinical activity of combinations of Artiva’s allogeneic NK cell product AB-101 and Affimed’s ICE® molecules, building on earlier preclinical studies demonstrating synergistic cytotoxic activity.

Under the agreement, AFM24 and other undisclosed targets were combined with Artiva’s GMP-grade allogeneic NK cells during the cell manufacturing process. The pre-manufacturing process included the loading of AB-101 with Affimed ICE® molecules prior to cryopreservation, creating specifically targeted allogeneic cells without the requirement for viral transduction. The resulting cryopreserved, off-the-shelf, targeted allogeneic NK cell products were assessed for anti-tumor activity and development potential. The costs of manufacturing and preclinical assessments are shared by both companies. The agreement provides for potential further development of selected combination products.

Clinical development of AFM24 in combination with checkpoint inhibitors

In February 2021, we entered into a clinical research collaboration with Roche to explore the combination of AFM24 with Roche’s PD-L1 checkpoint inhibitor atezolizumab (Tecentriq®). Pursuant to the collaboration, we are funding and conducting a phase 1/2a clinical trial to investigate the combination of AFM24 and atezolizumab for the treatment of advanced EGFR expressing malignancies in patients whose disease has progressed after treatment with previous anticancer therapies. Roche supplies us with atezolizumab for the clinical trial. The phase 1/2a study will establish a dosing regimen for the combination therapy and assess safety and potential activity of AFM24 in combination with atezolizumab. We initiated enrollment in the study in December 2021. Interim data from the dose escalation portion of the study were reported at the 37th annual Meeting of the Society for Immunotherapy of Cancer in November 2022. Among three patients evaluated in the first dose escalation cohort treating patients with 160 mg of AFM24 weekly combined with atezolizumab biweekly, clinical activity was observed in two patients, while one patient awaited tumor assessment at cut-off date. One ongoing confirmed partial response was observed in a patient with gastric cancer and skin metastases who had rapidly progressed following four prior lines of therapy, including a PD-1 inhibitor, and an ongoing stable disease at 4+ months with symptomatic improvement was observed in a patient with pancreatic adenocarcinoma. Dose escalation was completed during the first quarter of 2023 with a weekly AFM24 dose of 480 mg confirmed as the recommended phase 2 dose. The phase 2 expansion phase of the study was initiated in the first quarter of 2023. We expect to report data from the dose escalation portion of the clinical study during the second or third quarter of 2023.

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

AFM28

AFM28 is designed to bind to CD123, an established target in myeloid malignancies. We chose CD123 as it is almost universally expressed on leukemic blasts and leukemic stem cells in patients with AML, both at diagnosis and at relapse, and independently of cytogenetic risk. AFM28 is being developed for the treatment of patients with acute myeloid leukemia. AFM28 is currently in preclinical development, and we initiated recruitment into a first-in-human phase 1 study in Europe during the first quarter of 2023. Preclinical data suggest that AFM28 potently depletes primary CD123 + tumor cells via NK cell-mediated ADCC and promises to effectively target both leukemic blasts and leukemic stem cells (LSCs). High-binding affinity, potent NK-cell activation and target cell lysis with low risk of CRS suggest AFM28 is superior to previously developed Fc-enhanced anti‐CD123 IgG and T cell-based therapies. In a cynomolgus toxicology model AFM28 was well-tolerated and demonstrated the anticipated pharmacodynamic activity.

Antibody generation at AbCheck

AbCheck is our wholly owned, independently operated proprietary antibody screening platform company. AbCheck discovers and optimizes human therapeutic antibodies with a versatile technology platform for us as well as others on a fee for service basis. Tailored to the specific needs of its customers and their desired Target Product Profiles, AbCheck designs a personalized approach leveraging both cutting edge (e.g., microfluidics, rabbit mass humanization) and classical (e.g., phage/yeast display libraries) technologies to provide high quality leads. Flexibly adapting to AbCheck partners’ needs, AbCheck has capabilities in multiple partnerships throughout the US and Europe by working with globally active pharmaceutical and biotechnology companies such as Tusk Therapeutics, bluebird bio, Eli Lilly, Daiichi Sankyo, Pierre Fabre and others.

Collaborations

We have entered into strategic collaborations for some of our development programs. As part of our business development strategy, we aim to increase the number of our research collaborations in order to derive further value from our platforms and additionally exploit their potential. Key terms of our current material collaborations are summarized below.

Artiva Biotherapeutics

Overview

On November 1, 2022, the Company entered into a collaboration agreement (the “Collaboration Agreement”) with Artiva Biotherapeutics, Inc. (“Artiva”) for the clinical development and commercialization of a combination therapy for any uses in humans or animals, comprising Affimed’s product consisting of AFM13 and Artiva’s product containing an NK cell referred to as “AB-101” (the “Artiva Product”). As of the effective date of the Collaboration Agreement, the following indications were included in the joint development plan: CD30+ Hodgkin Lymphoma and Peripheral T-Cell Lymphoma. While the collaboration is initially limited to the United States, the parties will, upon Affimed’s request, in good faith discuss an expansion to certain other territories.

Collaboration agreement

Artiva has granted Affimed, with respect to the clinical development of the combination therapy an exclusive, and with respect to the promotion of the combination therapy under Collaboration Agreement a non-exclusive, non-transferable (except to affiliates and successors in interest), royalty-free and non-sublicensable (with certain exceptions) license under Artiva patents and know-how Affimed has granted Artiva a non-exclusive, non-transferable (except to affiliates and successors in interest), royalty-free license and non-sublicensable (with certain exceptions) license under Affimed patents and know-how for use in the clinical development of the combination therapy under Collaboration Agreement.

Under the terms of Collaboration Agreement and the development plan agreed between the parties, Affimed will be primarily responsible for the development of the combination therapy, the conduct of the relevant clinical trials and the preparation and filing of regulatory materials during the clinical development. Artiva will support Affimed in the development, in particular through the supply of the Artiva Product and certain other products to be used in the clinical trials. Affimed will have the sole right and responsibility to promote the combination therapy according to a jointly aligned promotion plan.

Each party must use commercially reasonable efforts to perform the tasks assigned to it under Collaboration Agreement and the development plan. Affimed must also use commercially reasonable efforts to file an IND for the combination therapy and dose first patients within certain timeframes. In addition, each party must use commercially reasonable efforts to obtain and maintain regulatory approvals required to commercialize its product as part of the combination therapy. Each party must also use commercially reasonable efforts to supply its respective product in the quantities required for the clinical trials according to a jointly agreed clinical demand plan (which forms part of the development plan) as well as for commercialization according to jointly agreed commercial demand projections (which will be updated on a rolling quarterly basis during the commercial phase).

During the term of Collaboration Agreement, and subject to certain exceptions, neither party nor its affiliates is allowed to clinically develop or commercialize any product or therapy outside of the Collaboration Agreement comprising its product in the territory for any indication which is included in the development plan under Collaboration Agreement. In addition, during the term of Collaboration Agreement, and subject to certain exceptions, Affimed may not combine AFM13 with other NK cells, and Artiva may not clinically develop or commercialize the any product that directly and specifically binds to CD30.

The financial terms of Collaboration Agreement foresee that Affimed shall be responsible for all costs associated with the development of the combination therapy (including all clinical trial costs), except that Affimed and Artiva shall each bear 50% of the costs and expenses incurred in connection with the performance of any confirmatory clinical trial required by the FDA. Artiva shall be solely responsible for all costs incurred by Artiva for the supply of AB-101 and certain other products used in the clinical trials. In addition, under Collaboration Agreement, the parties have agreed to make payments to each other to achieve a proportion of 67%/33% (Affimed/Artiva) of revenues generated by both parties from commercial sales of each party’s product as part of the combination therapy (such payment obligations to expire country-by-country upon expiry of collaboration patents and data exclusivity or upon biosimilar market entry).

Each party will own intellectual property that solely constitutes an improvement or enhancement to its respective background intellectual property. Other inventions generated in the performance of the development under Collaboration Agreement will be jointly owned by Affimed and Artiva. The clinical data generated in connection with the clinical trials under Collaboration Agreement shall be jointly owned, provided that prior to publication of such data, both parties are subject to certain usage restrictions of such data outside the collaboration.

The parties’ collaboration will be overseen by a joint steering committee (the “JSC”) with respect to the development and by a joint commercialization committee (the “JCC”) with respect to the commercialization, each consisting of an equal number of representatives of Affimed and Artiva. If the JSC or JCC is unable to reach an agreement in a particular matter, the dispute shall be escalated to the joint executive committee (the “JEC”) consisting of two executive members of either party. Affimed will have the final decision-making authority on the JEC, provided that certain matters (including the expansion of the development to additional indications and the adjustment of the protocol) require unanimous vote.

The Collaboration Agreement will expire if there is no payment obligation under Collaboration Agreement in the territory. Either party may terminate Collaboration Agreement in its entirety for any uncured (within 60 days after notice) material breach of Collaboration Agreement by the other party or upon the other party’s insolvency. In addition, Affimed may terminate Collaboration Agreement if the futility assessment in an already pending trial for the Artiva Product is not passed.

Both parties may (during certain time windows during the development phase, but only before initiation of a confirmatory clinical trial for the combination therapy) opt out of the further development and promotion of the combination therapy. If a party opts out, the other party may continue the development and promotion of the combination therapy, in which case the opting-out party is required to provide certain continued support activities (e.g., supply of its product), and the revenue ratio applicable to each party shall be adjusted. In addition, if Affimed opts out, Affimed will be compensated for a portion of its costs incurred before the opt-out through a buy-down payment from Artiva (which will not become payable if Affimed opts out after a change of control of Affimed).

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

AFM13

We own and/or control a patent family that relates to the mode of action of AFM13, the recruitment of immune effector cells via a specific receptor. We filed a related PCT application in 2006. Any patents resulting from these patent applications, if issued, also will expire in 2026. Patents have been granted in Australia, Brazil, Canada, China, Hong Kong, India, Japan, Russia, Europe (France, Great Britain, Germany, Switzerland and Liechtenstein, Belgium, the Netherlands, Italy, Spain, Austria, Denmark and Sweden) and certain claims have been granted in the United States (expiry of the US patent in 2029).

In 2016 a patent application claiming a combination of AFM13 with PD-1 antibodies was filed. The respective PCT application is pending in Brazil, Canada, and India. Patents have been granted in Australia, Europe (validated in 37 contracting states including Austria, Belgium, Switzerland/Liechtenstein, Czech Republic, Germany, Denmark, Spain, Finland, France, Great Britain, Greece, Hungary, Ireland, Italy, Luxembourg, Monaco, Malta, Netherlands, Norway, Poland, Portugal, Sweden, San Marino und Turkey), China, Japan, Russia and the United Sates. An additional PCT application claiming a method for the production of AFM13 and the related product was filed in 2020 and respective issued patents will expire 2040. This application was nationalized/regionalized in Australia, Canada, Europe, India, Japan, South Korea, Singapore, Hong Kong, and the US.

Moreover, we own and/or control a patent family that relates to cryopreserved NK cells preloaded with an ICE®, e.g. AFM13 and the respective issued patents will not expire before 2039. This application was nationalized/regionalized in Australia, Brazil, Canada, China, Hong Kong, Europe, Israel, India, Japan, South Korea, Mexico, New Zealand, Russia, Singapore, the United States and South Africa. A patent family is jointly owned and/or controlled with Artiva directed to the combination of AFM13 with Artiva’s NK cell line AB-101, and respective issued patents will not expire before 2042.

AFM24

We own and/or control patents that cover our EGFR/CD16A compound. As is the case for AFM13, these include a patent family relating to the recruiting of immune effector cells via a specific receptor, which will expire in 2026, generally, and in 2029 in the United States. Patents have been granted in Australia, Brazil, China, India, Russia, Europe (France, Great Britain, Germany, Switzerland and Liechtenstein, Belgium, the Netherlands, Italy, Spain, Austria, Denmark, and Sweden) and in the United States. In 2019, a PCT patent application was filed which relates to the specific AFM24 compound. Patents in this family have been granted in the United states and South Africa. National phases of the application are pending in Europe, the United States, Canada, Mexico, Brazil, Russia, China, Hong Kong, Singapore, South Korea, Israel, Australia, New Zealand, Japan, and India. Any patents resulting from these patent applications, if issued, will expire in 2039.

Moreover, we own and/or control a patent family that relates to cryopreserved NK cells preloaded with an ICE®, e.g., AFM24 and the respective issued patents will not expire before 2039. This application was nationalized/regionalized in Australia, Brazil, Canada, China, Hong Kong, Europe, Israel, India, Japan, South Korea, Mexico, New Zealand, Russia, Singapore, the United States and South Africa.

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

Moreover, we own and/or control a patent family that relates to cryopreserved NK cells preloaded with an ICE®, e.g., AFM26 and the respective issued patents will not expire before 2039. This application was nationalized/regionalized in Australia, Brazil, Canada, China, Hong Kong, Europe, Israel, India, Japan, South Korea, Mexico, New Zealand, Russia, Singapore, the United States and South Africa.

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

Additionally, we also own and/or control a patent portfolio, which includes one patent family directed to the compound of AFM28. The non-provisional patent application was filed in 2022 with pending applications in Argentina, Taiwan and a PCT application and issued patents will not expire before 2042.

Moreover, we own and/or control a patent family that relates to cryopreserved NK cells preloaded with an ICE®, e.g., AFM28 and the respective issued patents will not expire before 2039. This application was nationalized/regionalized in Australia, Brazil, Canada, China, Hong Kong, Europe, Israel, India, Japan, South Korea, Mexico, New Zealand, Russia, Singapore, the United States and South Africa.

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

An additional, recently developed variant of an ICE® in a ROCK® platform format is the Duplexbody format. A PCT application claiming this format was filed in 2022 and respectively granted patents would expire in 2042.

Trispecific Antibodies

Another platform development effort resulted in the successful generation of a trispecific antibody format, for which we submitted a patent application in 2015 and applications are pending in Brazil, Canada, China, , India, Mexico, South Korea, and the U.S. in 2015. Patents based on this application have been granted in Australia, Europe (patent maintained after opposition), Japan and South Africa. Another International PCT-application was filed in 2016 for further trispecific antibody formats. These patent applications were submitted to cover several dimeric and trispecific antibody formats which are based on variable domains characterized by a common specific dimerization pattern. While applications are pending in Australia, Brazil, Canada, China, Europe, Hong Kong, India, Israel, Mexico, Singapore, and South Korea, respective patents have been granted in Japan, Russia, the United States and South Africa and such patents will expire in 2036.

Additionally, a further trispecific ICE® platform (Trispecfic Binders) was developed and a respective non-provisional patent application was filed in 2021 with national/regional applications pending in Australia, Canada, China, Europe, Israel, India, Japan, the United States and South Africa.

Novel Multivalent Bi- and Trispecific Antibody Formats

We are exploring various multivalent, bi- and trispecific immune cell engagement formats designed to prolong both serum PK and pharmacodynamics.

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

We have successfully scaled up the processes for AFM13, AFM24, and AFM28 and manufactured material to meet the clinical drug supply demands for our clinical studies. We are currently working with several external companies to establish a manufacturing process with a productivity adequate for the commercial phase.

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

Clinical phase 2 data with the anti-PD-1 CPIs nivolumab and pembrolizumab in HL have been published. These data indicate that treatment with anti-PD-1 antibodies results in high response rates in the salvage setting of HL. In 2016, the FDA granted accelerated approval, and the European Commission granted approval for nivolumab in classical HL patients who have relapsed or progressed after autologous hematopoietic stem cell transplantation and brentuximab vedotin (Adcetris®). In 2017, the FDA granted accelerated approval, and the European Commission granted approval for pembrolizumab in adult and pediatric patients with refractory cHL who have relapsed after 3 or more prior lines of therapy, and the European Commission granted approval for pembrolizumab in adult patients with relapsed or refractory cHL who have failed autologous stem cell transplant (ASCT) and brentuximab vedotin, or who are transplant-ineligible and have failed brentuximab vedotin. In 2020, the FDA approved an expanded label for pembrolizumab in relapsed or refractory cHL. Phase 2 and phase 3 studies of brentuximab vedotin in combination with nivolumab are either planned or ongoing. If AFM13, alone or in combination, were to be approved for HL, we could be in competition with these therapies, as well as any other therapies or combination regimens that comprise the standard of care that our offering could potentially displace.

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

In late 2021, clinical data from an open label Phase 2 study of COPIKTRA® (duvelisib) in relapsed/refractory (R/R) PTCL was presented at the annual meeting of the American Society of Hematology.  Both overall response and complete response rates were above that seen for other R/R PTCL agents at similar stages of development or with accelerated approval.  On the strength of this data, duvelisib was added to the National Comprehensive Cancer Network treatment guidelines as a “Category 2a: Other Recommended Regimen” for PTCL, Initial Palliative Intent Therapy and for PTCL, Second-Line Therapy and Subsequent Therapy, for all PTCL subtypes. COPIKTRA® (duvelisib) is currently approved for Chronic Lymphocytic Leukemia (CLL) or Small Lymphocytic Lymphoma (SLL).  In 2022, the FDA issued a warning that clinical trial results show a possible increase in risk of death from COPIKTRA.  In 2023, the EMA granted an Orphan Drug Designation for duvelisib in PTCL in Europe. If AFM13, alone or in combination is approved for PTCL patients, we could be in competition with this and any other therapies or combination regimens that comprise the standard of care that our therapy could potentially displace

We expect that our ROCK® platform as well as our novel antibody formats derived from this platform will serve as the basis for future product candidates and collaborations with pharmaceutical companies. Other companies also have developed platform technologies that may compete with our platforms. For example, Dragonfly Therapeutics is developing TriNKET, which specifically activates cells of the innate and adaptive immune system and has recently started clinical development of one of these TriNKET assets. GT Biopharma is developing its TriKEs and TetraKEs platform designed to target natural killer cells and tumor cells forming an immune synapse between the NK cell and the tumor cell thereby inducing NK cell activation at that site, and recently started clinical development of multiple assets.  Innate Pharma is developing several multi-specific NK cell engagers for oncology indications based on their ANKET platform.  Cytovia is developing FLEX-NK bispecific antibodies to direct NK cells towards tumor targets. Furthermore, there may be other companies we have not identified that develop technologies that also engage NK cells in oncology, which would put them into competition with our therapies.

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

Biosimilars

The ACA includes a subtitle called the Biologics Price Competition and Innovation Act of 2009. That Act created an approval pathway authorizing the FDA to approve biosimilars. Biosimilars are biological products which are “highly similar” to a previously approved biologic product or “reference product” and for which there are no meaningful differences between the biosimilar product and the reference product in terms of analytics, safety, purity, potency and clinical efficacy. To date, several biosimilars have been approved under the BPCIA framework.

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

D.   Property, plant and equipment

Our headquarters are in Heidelberg, Germany, where we occupy office and laboratory space at the Technologiepark (Technology Park). The majority of this space will expire in 2023 and the remaining space (less than 10%) in 2025. We signed a new lease contract for offices and laboratories in 2021 and we are planning to move to a new facility in Mannheim, Germany, approximately mid-2023. The contractual lease term is ten years including a cancellation option after five years with an expected start mid-2023. The terms provide for renewal options.

We also lease office and laboratory space in the Czech Republic that is contracted until December 2025 with a period of notice of three months.

We believe that our new facilities in Mannheim are adequate to meet current and future needs and that suitable additional alternative spaces will be available in the future on commercially reasonable terms.

ITEM 4. UNRESOLVED STAFF COMMENTS

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

To date, we have financed our operations primarily through our public offerings of our common shares, private placements of equity securities, the incurrence of loans including convertible loans and through government grants and payments for collaborative research and development services. Through December 31, 2022, we have raised an aggregate of €570.4 million (gross proceeds) through the issuance of equity and incurrence of loans. To date, we have not generated any revenues from product sales or royalties. Based on our current plans, we do not expect to generate product or royalty revenues unless and until we or any collaboration partner obtain marketing approval for, and commercialize, any of our product candidates.

We have generated losses since we began our drug development operations in 2000. For the year ended December 31, 2022, we incurred a net loss of €86.0 million. As of December 31, 2022, we had an accumulated deficit of €430.2 million.

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

Artiva

In November 2022, we announced a collaboration with Artiva Biotherapeutics with the goal of advancing the development of the combination of AFM13 with Artiva’s AB-101 NK cell therapy into a potential registration enabling study. Affimed shall be responsible for all costs associated with the development of the combination therapy (including all clinical trial costs), except that Affimed and Artiva shall each bear 50% of the costs and expenses incurred in connection with the performance of any confirmatory clinical trial required by the FDA. Artiva shall be solely responsible for all costs incurred by Artiva for the supply of AB-101 and certain other products used in the clinical trials. In addition, under Collaboration Agreement, the parties have agreed to make payments to each other to achieve a proportion of 67%/33% (Affimed/Artiva) of revenues generated by both parties from commercial sales of each party’s product as part of the combination therapy.

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

We recognized revenues of €22.7 million in 2022.

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

We recognized revenues of €18.5 million in 2022.

Financial Operations Overview

Revenue

To date, our revenues have consisted principally of collaboration and service revenue.

Collaboration revenue. Collaboration revenue for year ended December 31, 2022 amounted to €41.2 million, with €18.5 million from the Genentech collaboration and €22.7 million from the Roivant collaboration. Collaboration revenue for year ended December 31, 2021 amounted to €39.3 million, with €21.6 million from the Genentech collaboration and €17.7 million from the Roivant collaboration.

Service revenue. Service revenue is primarily revenue from service contracts entered into by AbCheck, our wholly owned, independently operated antibody screening platform. We recognized €0.2 million and €1.1 million of third party service revenue in 2022 and 2021, respectively. Service revenue of AbCheck is derived from third party contracts as well as from the utilization of the entity by Affimed. The increase or decrease in the use of AbCheck’s service capabilities by Affimed has an impact on AbCheck’s ability to generate third party revenues.

In the future, the timing of our revenue may vary significantly from the receipt of the related cash flows, as the revenue from some upfront or initiation payments is deferred and recognized as revenue over the estimated service period, while other revenue is earned when received, such as milestone payments or service fees.

Our revenue has varied substantially, especially due to the impact of collaboration revenue received from Genentech and Roivant. The amount of future revenue is dependent on the services performed and milestones reached for our existing collaborations and on our ability to conclude new collaboration arrangements and the terms we are able to negotiate with our partners. As our project work for both Genentech and Roivant comes to a close, we expect that recognition of revenue related to the upfront payments from such collaborations will significantly decrease in 2023. We remain eligible for milestones under the collaboration, and the revenues associated with any such milestones will be recognized at the time they are achieved.

Other Income

Other income for years 2021 and 2022 primarily relates to government grants for research and development projects of €0.3 million in 2021 and €0.6 million in 2022 and research collaborations where costs are shared equally between both parties of €1.1 million in 2021 and €0.9 million in 2022.

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

Based on our current budget we expect that our total research and development expenses in 2023 will increase as compared to 2022. Our research and development expenses primarily relate to the following key programs:

AFM13. The following is a summary of completed and ongoing research and development activities for AFM13:

●	In January 2023, the U.S. Food and Drug Administration (“FDA”) issued a written response to our pre-investigational new drug (“IND”) meeting request for the AFM13 and Artiva Biotherapeutics, Inc. AB-101 co-administered combination therapy in relapsed/refractory Hodgkin lymphoma and the exploratory arm evaluating the combination in r/r CD30-positive peripheral T-cell lymphoma. Based on the written response, Affimed remains on track to submit an IND in the first half of 2023 and, subject to FDA clearance of the IND, to initiate a clinical study during 2023.
●	In December 2022, we provided a data update from the ongoing phase 1/2 study of the Company’s lead innate cell engager (ICE®) AFM13 precomplexed with cord blood-derived natural killer (cbNK) cells in patients with CD30-positive relapsed or refractory (R/R) Hodgkin and Non-Hodgkin lymphomas. Key observations as of the cutoff date include:
●	31 Hodgkin lymphoma patients treated at the recommended phase 2 dose (RP2D) showed an objective response rate (ORR) of 97% and a complete response (CR) rate of 77%. Three of four NHL patients treated at the recommended dose achieved an objective response, including one CR. 63% of patients treated at the RP2D with at least 6 months follow-up after initial infusion (n=24) remain in complete response for at least 6 months. The treatment continues to be well tolerated in the larger patient population, with minimal side effects beyond the expected myelosuppression from the preceding lymphodepleting chemotherapy. No instances of cytokine release syndrome, immune effector cell-associated neurotoxicity syndrome, or graft versus host disease were observed. There were 20 infusion-related reactions in 294 infusions (6.8%) of AFM13 alone and one infusion-related reaction in 99 infusions (1%) of the cbNK cells precomplexed with AFM13. No dose-limiting toxicities were encountered.
●	In December 2022, we released topline data from our phase 2 REDIRECT study investigating AFM13 monotherapy in patients with advanced-stage R/R Peripheral T Cell Lymphoma. Primary efficacy measures include objective response rate of 32.4% and a CR rate of 10.2%. Key secondary and exploratory outcome measures include safety, durability of response, progression free survival (PFS) and overall survival (OS). The safety profile of AFM13 was well managed and consistent with previously reported data of prior and ongoing clinical studies with AFM13. Median DoR was 2.3 months, median PFS was 3.5 months and median OS was 13.8 months. Based on the compelling data seen in Hodgkin lymphoma for the combination of AFM13 with cord blood-derived NK cells in the AFM13-104 study, we believe that the combination with AB-101 has a higher probability to deliver increased anti-tumor activity and a more durable clinical benefit to address the unmet need in this patient population. Accordingly, we do not intend to pursue an accelerated approval for AFM13 monotherapy in PTCL and will focus investment on clinical development in the combination of AFM13 with Artiva’s AB-101 NK cell product.
●	In November 2022, we announced a new strategic partnership with Artiva Biotherapeutics (“Artiva”) to jointly develop, manufacture, and commercialize a combination therapy of ICE® AFM13 and Artiva’s cord blood-derived, cryopreserved off-the-shelf allogeneic NK cell product candidate, AB-101. Under the terms of the agreement, Affimed and Artiva will pursue the development of the AFM13/AB-101 combination treatment in the United States on a co-exclusive basis. Affimed will lead regulatory activities through Phase 2 and any confirmatory studies. Affimed will be responsible for funding clinical study costs through Phase 2, while Artiva will be responsible for the costs of supplying AB-101 and IL-2 for such studies. The companies will share confirmatory study costs on a 50/50 basis. Both companies will retain commercialization and distribution rights and book sales for their respective products. Affimed will be responsible for promotional activities and expenses of the combination therapy. Pursuant to the agreement, revenues from the combination will be shared, with Affimed receiving 67% of the combination therapy revenue and Artiva receiving 33%.
●	We anticipate that our research and development expenses in 2023 for AFM13 will increase compared to those for 2022 due to the continuation of the existing clinical studies and the initiation of a new clinical study, pre-clinical studies and the scale-up of the production of AFM13 for commercial purposes.

AFM24. AFM24, a tetravalent, bispecific epidermal growth factor receptor, and CD16A-binding innate cell engager. Affimed expects to report data from all three ongoing AFM24 studies at scientific conferences in Q2/Q3 2023.

AFM24-101: Affimed continues to enroll patients in the expansion phase of the AFM24 monotherapy study at the RP2D. The expansion cohorts include patients with renal cell carcinoma (clear cell), non-small cell lung cancer (EGFR mutant) and colorectal cancer.

AFM24-102: Enrollment was completed in the 480 mg dose escalation cohort of the phase 1/2a combination study of AFM24 with the anti-PD-L1 checkpoint inhibitor atezolizumab (Tecentriq®) in patients with advanced epidermal growth factor receptor-expressing solid tumors. AFM24-102 includes patients with non-small cell lung cancer (EGFR wildtype), gastric and gastroesophageal junction adenocarcinoma and pancreatic/hepatocellular/biliary tract cancer. The treatments continue to show a well managed safety profile. Dose escalation was completed during the first quarter of 2023 with a weekly AFM24 dose of 480 mg confirmed as the recommended phase 2 dose. The phase 2 expansion phase of the study was initiated in the first quarter of 2023.

Data from the first cohort (4 patients at 160 mg dose) of the phase 1 dose escalation study presented at the annual meeting of the Society for Immunotherapy of Cancer (SITC) in November 2022 showed that clinical activity was observed in two patients. A patient with gastric cancer and skin metastases who had rapidly progressed following four prior lines of therapy, including a PD-1 inhibitor, achieved a partial response. A second patient with pancreatic adenocarcinoma showed stable disease beyond four months. Patients being enrolled in the study are required to have progressed or relapsed on standard of care therapies.

AFM24-103: In the phase 1/2a combination study of AFM24 with SNK01, NKGen Biotech’s ex vivo expanded and activated autologous NK cell therapy, enrollment was completed in the dose cohort of 480 mg AFM24 weekly, with no DLTs observed to date. AFM24-103 is focused on the treatment of patients with non-small cell lung cancer (NSCLC, EGFR-wildtype), squamous cell carcinoma of the head and neck, and colorectal cancer.

AFM28. AFM28 is designed to bind to CD123, an established target in myeloid malignancies. We chose CD123 as it is almost universally expressed on leukemic blasts and leukemic stem cells in patients with AML, both at diagnosis and at relapse, and independently of cytogenetic risk. AFM28 is being developed for the treatment of patients with acute myeloid leukemia. In June 2022, we submitted an IND to the FDA for AFM28. Following feedback from the FDA related to the design of the dose escalation study, we made a strategic decision to voluntarily withdraw the IND and to focus early clinical development of AFM28 in jurisdictions outside of the U.S. Clinical trial applications were cleared in Belgium, Denmark, France and Spain, and the Company initiated recruitment into a phase 1 clinical study in the first quarter of 2023.

Other projects and infrastructure costs. Our other research and development expenses relate to our Genentech, Roivant and Artiva collaborations, and early-stage development/discovery activities. We have allocated a material amount of our resources to such discovery activities. The expenses mainly consist of salaries, manufacturing costs for pre-clinical study material and pre-clinical studies. In addition, we incur a significant amount of costs associated with our research and development that are non-project specific, including intellectual property-related expenses, depreciation expenses and facility costs. Because these are less dependent on individual ongoing programs, they are not allocated to specific projects. We assume that other projects and infrastructure costs will decrease in 2023 due to decreased early-stage development/discovery activities.

Since January 1, 2012, we have cumulatively spent €415.9 million on research and development. In the years ended December 31, 2020, 2021 and 2022, we spent €50.0 million, €81.5 million and €98.8 million, respectively, on research and development; €19.1 million, €19.8 million and €15.1 million thereof on AFM13; €.8.7 million, €20.0 million and €21.7 million thereof on AFM24 and €2.2 million, €6.5 million and €9.3 million on AFM28. Our research and development expenses may vary substantially from period to period based on the timing of our research and development activities, including due to timing of initiation of clinical trials and enrollment of patients in clinical trials. Research and development expenses are expected to increase as we advance and broaden the clinical development of AFM13, AFM24, AFM28 and certain of our other product candidates and further advance the research and development of our preclinical product candidates. The successful development of our product candidates is highly uncertain. At this time we cannot reasonably estimate the nature, timing and estimated costs of the efforts that will be necessary to complete the development of, or the period, if any, in which material net cash inflows may commence from, any of our product candidates. This is due to numerous risks and uncertainties associated with developing drugs, including the uncertainty of:

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

We expect that our general and administrative expenses in 2023 will be higher compared to the expenses in 2022, and will further increase in the future as our business expands. These increases will likely include costs of additional personnel, increase in infrastructure costs, additional legal fees, IT expenses, managing directors’ and supervisory directors’ liability insurance premiums. In addition, we may grant share-based compensation awards to key management personnel and other employees, which may further contribute to an increase in general and administrative expenses in 2023.

Results of Operations

The numbers below have been derived from our audited consolidated financial statements for the years ended December 31, 2021 and 2022. The discussion below should be read along with these financial statements, and it is qualified in its entirety by reference to them.

A discussion of changes in our results of operations during the year ended December 31, 2021 compared to the year ended December 31, 2020 has been omitted from this Annual Report on Form 20-F, but may be found in “Item 5. Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2021, filed with the SEC on March 31, 2022, which is available free of charge on the SECs website at www.sec.gov and on Affimed’s investor relations website at https://www.affimed.com/investors/sec-and-financial-reports/.

Comparison of the years ended December 31, 2021 and 2022

	Year ended December 31,
	2021	2022

	(in € thousand)
Total Revenue	40,366	41,353
Other income - net	1,310	1,417
Research and development expenses	(81,488)	(98,814)
General and administrative expenses	(24,218)	(32,075)
Operating loss	(64,030)	(88,119)
Finance income/(costs)-net	6,509	2,117
Loss before tax	(57,521)	(86,002)
Income taxes	(2)	(2)
Loss for the period	(57,523)	(86,004)
Total comprehensive loss	(65,216)	(92,051)
Loss per common share in € per share	(0.48)	(0.60)

Revenue

Revenue increased from €40.4 million for the year ended December 31, 2021 to €41.4 million for the year ended December 31, 2022. Revenue for the year ended December 31, 2022 largely consisted of revenue from the Genentech and Roivant collaborations. The increase in revenue in 2022 as compared to 2021 was primarily driven by an increase in revenues from the Roivant collaboration.

Research and development expenses

	Year ended December 31,
R&D Expenses by Project	2021	2022	Change %

	(in € thousand)
Project
AFM13	19,800	15,130	(24)%
AFM24	19,957	21,687	9%
AFM28	6,451	9,290	44%
Other projects and infrastructure costs	29,388	42,356	44%
Share-based payment expense	5,892	10,351	76%
Total	81,488	98,814	21%

Research and development expenses increased 21% from €81.5 million in the year ended December 31, 2021 to €98.8 million in the year ended December 31, 2022, due to higher expenses for AFM24, AFM28, other projects and infrastructure and share-based payment expense. The variances in project related expenses between the year ended December 31, 2021 and the corresponding period in 2022 are mainly due to the following projects:

AFM13. In the year ended December 31, 2022, expenses decreased 24% compared to the year ended December 31, 2021 primarily due to a milestone payment included in 2021 which has not reoccurred in 2022.

AFM24. In the year ended December 31, 2022, expenses increased 9% compared to the year ended December 31, 2021, primarily due to the enrollment of patients in our ongoing phase 1/2a clinical trials and manufacturing activities for clinical trial material required for the ongoing studies.

AFM28. In the year ended December 31, 2022, expenses increased 44% compared to the year ended December 31, 2021, primarily due to additional expenses related to preclinical development preparation of the filing of the IND application with the FDA and preparation of manufacturing activities.

Other projects and infrastructure costs. In the year ended December 31, 2022, expenses increased 44% compared to the year ended December 31, 2021, primarily due to higher expenses incurred in relation to our earlier stage programs, including our collaborations with Roivant, and discovery/early stage development activities and infrastructure costs.

Share-based payment expenses. In the year ended December 31, 2022, expenses increased 76% compared to the year ended December 31, 2021 due to an increase in headcount, as well as an increase in the underlying fair value of newly issued share options.

General and administrative expenses

General and administrative expenses increased 32% from €24.2 million in the year ended December 31, 2021 to €32.1 million in the year ended December 31, 2022. In 2022, general and administrative expenses were largely comprised of (i) personnel expenses of €15.2 million (2021: €10.7 million), which increased due to an increase in head count and share-based payment expense; (ii) legal, consulting and audit costs of €8.3 million (2021: €8.1 million) and insurance expenses of €3.5 million (2021: €2.6 million), mainly comprising D&O insurance.

Finance income / (costs)-net

We recognized finance net income for the year ended December 31, 2022 of €2.1 million compared to €6.5 million for the year ended December 31, 2021. The year ended December 31, 2022 was primarily affected by foreign exchange gains of €3.4 million primarily related to cash and cash equivalents denominated in U.S. dollars as a result of the strengthening of the U.S. dollar compared to the Euro during 2022. The year ended December 31, 2021 was primarily affected by foreign exchange gains of €7.6 million primarily related to assets denominated in U.S. dollars as a result of the weakening of the U.S. dollar compared to the Euro during 2021.

B.   Liquidity and Capital Resources

Since our inception, we have not generated any revenue from product sales and we have incurred significant operating losses. For the years ended December 31, 2021 and 2022 we incurred net losses of €57.5 million and €86.0 million, respectively. We have funded our operations to date with the proceeds principally from the sales of our common shares and payments from collaboration partners.

Our cash and cash equivalents as of December 31, 2022 consist primarily of bank balances. We expect to continue this investment philosophy, though we may in the future decide to invest our available liquidity in other financial instruments. Based on our current operating and budget assumptions, we believe that our existing liquidity will enable us to fund our operating expenses and capital expenditure requirements into 2025.

As part of our contractual obligations, we are also bound by certain operating lease obligations. Operating lease obligations consist of payments pursuant to non-cancellable operating lease agreements relating to our lease of office and laboratory space. The majority of this space will expire in 2023 and the remaining space (less than 10%) in 2025. We signed a new lease contract for offices and laboratories in 2021 and we are planning to move to a new facility in Mannheim, Germany, in approximately mid-2023. The contractual lease term is ten years including a cancellation option after five years with an expected start mid-2023. The terms provide for renewal options. We also lease office and laboratory space in the Czech Republic that is contracted until December 2025 with a period of notice of three months.

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

In November 2021, we entered into a new $100 million ATM program and, as of December 31, 2022, 0.2 million common shares had been sold under the new ATM program, generating net proceeds of €1.6 million.

In April 2022, we issued and sold 25,875,000 common shares and generated net proceeds after underwriter discounts and commissions and other offering expenses of €89.8 million in the aggregate pursuant to an underwritten offering of our shares.

Cash Flows

Comparison of the years ended December 31, 2021 and 2022

The table below summarizes our consolidated statement of cash flows for the years ended December 31, 2021 and 2022:

	Year ended December 31,
	2021	2022

	(in € thousand)
Net cash used in operating activities	(86,591)	(104,892)
Net cash (used)/generated from for investing activities	(3,850)	5,605
Net cash generated from financing activities	133,581	88,557
Net changes to cash and cash equivalents	43,140	(10,730)
Cash and cash equivalents at the beginning of the year	146,854	197,630
Exchange-rate related changes of cash and cash equivalents	7,636	3,386
Cash and cash equivalents at the end of the year	197,630	190,286

Net cash used in operating activities amounted to €86.6 million in the year ended December 31, 2021 whereas net cash used in operating activities amounted to €104.9 million in the year ended December 31, 2022. The increase is due to higher cash expenditure for research and development as well as general and administrative activities.

We used cash in investing activities of €3.9 million in the year ended December 31, 2021, compared to cash of €5.6 million generated in the year ended December 31, 2022. The investing activities in 2022 primarily relate to investments in laboratory equipment and leasehold improvements, and proceeds generated from the sale of the Roivant shares. The investing activities in 2021 primarily related to investments in intangible assets, laboratory equipment and leasehold improvements.

Net cash generated from financing activities in the year ended December 31, 2022 amounted to €88.6 million (2021: €133.6 million) and relate primarily to the net proceeds received from the public offering in 2022 of €89.8 million.

Material Cash Requirements

Our short-term and long-term material cash requirements consist of operational and capital expenditures, some of which contain contractual obligations. Our primary uses of cash relate to clinical trial costs, third-party research and development services, the cost of manufacturing clinical trial material, manufacturing scale-up and validation costs, non-clinical development costs, personnel, laboratory and related supplies, milestone payments pursuant to certain of our collaboration agreements, legal, intellectual property and other regulatory expenses and general overhead costs. Because our product candidates are in various stages of clinical and pre-clinical development and the outcome of these efforts is uncertain, we cannot estimate the actual amounts necessary to successfully complete the development and commercialization of our product candidates or whether, or when, we may achieve profitability. In addition, our expenditures as reported in our financial statements may be expected to be variable due to that uncertainty. The most significant contractual obligations are the operating leases at our facilities in Heidelberg and our future facilities in Mannheim, Germany. Our future minimum lease payments as of December 31, 2022 totaled €0.4 million related to short-term lease liabilities, and €0.2 million related to long-term lease liabilities. In addition, we have entered into a new lease agreement for new offices and laboratories expected to start mid-2023. Expected payments include monthly rent of €141,000, a one-time payment of €1,170,000 for laboratory construction and a security deposit of €503,000. See Note 23, Other commitments and contingencies, in the Notes to the Financial Statements in this Annual Report on Form 20-F for additional information.

Based on our current operating and budget assumptions, we believe that our existing liquidity will enable us to fund our operating expenses and capital expenditure requirements into 2025. We have based this estimate on assumptions that may prove to be incorrect, and we could use our capital resources sooner than we currently expect. Our future funding requirements will depend on many factors, including but not limited to:

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

Cash and Funding Sources

Our cash and cash equivalents as of December 31, 2022 were €190.3 million. Funding sources generally comprise proceeds from the issuance of equity instruments, loans, payments from collaboration agreements and government grants.

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

On January 8, 2021, we entered into a new loan agreement with SVB. The loan agreement provides us with a senior secured term loan facility (the “2021 SVB Credit Facility”) for up to €25.0 million, of which €10.0 million was available at closing and drawn in February 2021, and €15.0 million of which is available in two additional tranches of €7.5 million each, subject to the satisfaction of certain milestones and conditions. In December 2021, we drew on the first additional tranche of the loan, for net proceeds of €7.4 million. The second additional tranche of €7.5 million expired undrawn at the end of 2022.

The interest rate on amounts borrowed under the 2021 SVB Credit Facility is calculated as the sum of (i) the European Central Bank Base Rate plus (ii) an applicable margin of 5.5%, with European Central Bank Base Rate deemed to equal zero percent if the European Central Bank Base Rate is less than zero percent. The 2021 SVB Credit Facility matures in November 2025 with an interest-only period through December 1, 2022, with amortized payments of principal and interest thereafter in equal monthly installments. Borrowings under the 2021 SVB Credit Facility are secured by a pledge of 100% of our shares in Affimed GmbH, all intercompany accounts receivables owed by our subsidiaries to us and a security assignment of essentially all our bank accounts, inventory, trade receivables and payment claims as specified in the loan agreement governing the facility.

On January 15, 2021, we closed the sale of 16,666,667 of our common shares at the public offering price of $6.00 per share in an underwritten public offering. Concurrent with closing, the underwriters exercised an option to purchase over-allotment shares and we sold an additional 2,500,000 shares at a price of $6.00 per share. We received approximately €88.7 million in net proceeds from the offering, after deducting underwriting discounts and commissions and other offering expenses.

On April 18, 2022, we closed the sale of 22,500,000 of our common shares at the public offering price of $4.00 per share in an underwritten public offering. Concurrent with closing, the underwriters exercised an option to purchase over-allotment shares and we sold an additional 3,375,000 shares at a price of $4.00 per share. We received approximately €89.8 million in net proceeds from the offering, after deducting underwriting discounts and commissions and other offering expenses.

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

Based on our current operating and budget assumptions, we believe that our existing liquidity will enable us to fund our operating expenses and capital expenditure requirements into 2025. We have based this estimate on assumptions that may prove to be incorrect, and we could use our capital resources sooner than we currently expect. Our future funding requirements will depend on many factors, including but not limited to:

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

See “Item 4. Information on the Company—A. History and Development of the Company” and “Item 4. Information on the Company—B. Business Overview.”

D.   Trend information

See “Item 5. Operating and Financial Review and Prospects.”

E.   Critical Judgments and Accounting Estimates

Please refer to Note 3 (“Significant accounting policies - Critical judgements and accounting estimates”) of our consolidated financial statements.

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

The following table presents our supervisory directors. Bernhard R.M. Ehmer was re-appointed by the general meeting of shareholders on June 25, 2019 and on June 22, 2022. Ulrich M. Grau was re-appointed by the general meeting of shareholders on June 19, 2018 and on June 15, 2021. Mathieu Simon was re-appointed by the general meeting of shareholders on June 15, 2021. Thomas Hecht was re-appointed by the general meeting of shareholders on August 4, 2020. Harry Welten and Annalisa Jenkins were appointed by the general meeting of shareholders on August 4, 2020. Uta Kemmerich-Keil was appointed by the general meeting of shareholders on June 15, 2021. Thomas Hecht is the chairman of our supervisory board. The term of each of our supervisory directors will terminate on the date of the annual general meeting of shareholders in the year indicated below.

Name	Age	Term
Thomas Hecht	71	2023
Bernhard R.M. Ehmer	68	2025
Ulrich M. Grau	74	2024
Annalisa Jenkins	57	2023
Mathieu Simon	66	2024
Harry Welten	57	2023
Uta Kemmerich-Keil	56	2024

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

Bernhard R.M. Ehmer, Director. Dr. Ehmer has been a member of our supervisory board since 2016. In May 2022, he was elected the chair of the board of directors and a member of the audit committee of Biotest AG, where he had served as chairman of the board of management until April 2019. Furthermore, he has been on the Board of Directors at Achilles Therapeutics since May 2022. He also served as chairman of the board of directors at Symphogen A/S, Denmark until June 2020. Prior to this, he worked for the Imclone Group, a wholly owned subsidiary of Eli Lilly, as president of Imclone Systems Corporation in the United States and as managing director in Germany. In 2007/2008 he was CEO of Fresenius Biotech, Germany and before this, Dr. Ehmer headed the Business Area Oncology of Merck KGaA, Darmstadt and served as head of Global Clinical Operations at Merck. Between 1986 and 1998 he held various functions at Boehringer Mannheim in Germany, Italy and Singapore. Dr. Ehmer holds a degree in medicine and worked in the Department of Internal Medicine at the Academic Teaching Hospital of the University of Heidelberg.

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

Annalisa Jenkins, Director. Dr. Jenkins has been a member of Affimed’s supervisory board since August 2020. She is a life sciences thought leader with over 25 years of biopharmaceutical industry experience. She has consistently mentored leadership teams advancing programs from basic research through clinical development, regulatory approval, and healthcare systems globally. Dr Jenkins graduated with a degree in medicine from St. Bartholomew’s Hospital in the University of London and received her Fellowship from the Royal College of Physicians London. She trained in cardiovascular medicine and was a research fellow at Imperial College. Earlier in her career, Dr. Jenkins was a medical officer in the British Royal Navy during the Gulf Conflict, achieving the rank of Surgeon Lieutenant Commander. She also held senior leadership roles at Merck Serono and Bristol Myers-Squibb over a period of 15 years. Dr. Jenkins previously served as President and CEO of Dimension Therapeutics, a leading gene therapy company she took public on the NASDAQ and subsequently sold to Ultragenyx. Following her relocation back to the United Kingdom, she served in numerous roles spanning the public, private and charitable sectors, including Genomics England, The King's Fund, and British Heart Foundation and Chair of YouBelong, a leading mental health care charity. She is also a board member of several growing public and private companies, including Oncimmune, AVROBIO, COMPASS Pathways and Mereo Biopharma. Dr. Jenkins serves on a number of advisory boards and frequently speaks on leadership with purpose, social entrepreneurship, diversity and innovation.

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

Uta Kemmerich-Keil, Director. Mrs. Kemmerich-Keil was elected as a member of Affimed’s Supervisory Board in June 2021 and has over 20 years of executive experience in tthe pharmaceutical and chemical industry. Most recently she headed up the personal healthcare international business of P&G and has over 19 years of experience from Merck KGaA, where she served, inter alia, as Chief Executive Officer of the global OTC- and global Allergy business, EVP Finance, Investor Relations and M&A. Mrs. Kemmerich-Keil is a board member of several public and privately held companies like Schott AG, Klosterfrau Zürich AG and Röchling S.E. She is a board member and member of the Audit Committee of Karo Healthcare AB, Biotest AG and Beiersdorf AG. In Biotest AG she leads the audit committee. She holds a M.Sc. (Economics) and a M.A (Roman Philology) from Freiburg University and a Licence from Nouvelle Sorbonne, Paris.

The following table lists the members of our current management board:

Name	Age	Position
Adi Hoess	61	Chief Executive Officer
Wolfgang Fischer	59	Chief Operating Officer
Denise Mueller	54	Chief Business Officer
Andreas Harstrick	61	Chief Medical Officer
Arndt Schottelius	56	Chief Scientific Officer
Angus Smith	40	Chief Financial Officer

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

Arndt Schottelius, M.D. Ph.D., Chief Scientific Officer. Dr. Schottelius joined Affimed as Chief Scientific Officer in April 2020. He brings over 20 years of deep drug discovery and development experience in cancer and immunology with a strong track record in building therapeutic antibody pipelines and advancing drugs through development. Most recently, Dr. Schottelius was Executive Vice President and Head of Research & Development at Kymab Group Limited, where he was responsible for expanding the therapeutic antibody portfolio. Dr. Schottelius previously served as Chief Development Officer at MorphoSys AG, developing the portfolio of proprietary therapeutic antibody programs in cancer and immunology. He was instrumental in in-licensing tafasitamab (MOR208) and drove strategic direction and development of the MOR208 program into multiple phase 2 trials, which were the basis for a fast-to-market registration path. Prior to his role at MorphoSys, Dr. Schottelius was a Director and Medical Director, Immunology Development at Genentech Inc., where he directed early and late-stage development programs of therapeutic antibodies. Before joining Genentech, Dr. Schottelius held science and management positions in immunology research at Schering AG and Berlex Biosciences. Dr. Schottelius holds a PhD and MD degree from the Albert Ludwigs University of Freiburg and is a lecturer at Ludwig Maximilian University of Munich with a habilitation in Experimental Internal Medicine. He practiced medicine as a resident physician in gastroenterology at the Charité-Universitätsmedizin in Berlin, Germany, and completed a postdoctoral fellowship at the Lineberger Cancer Center, University of North Carolina at Chapel Hill. Dr. Schottelius is a Non-Executive Board Member of the Board of Directors of Gubra ApS.

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

B.   Compensation

Management services agreements

Our managing directors have entered into management services agreements with us. The management services agreements of Adi Hoess became effective upon the consummation of our initial public offering. The management services agreement of Wolfgang Fischer became effective upon his appointment by the general meeting of shareholders on June 20, 2017. The management service agreements for Angus Smith, Arndt Schottelius and Andreas Harstrick became effective upon their appointment by the general meeting of shareholders on August 4, 2020. These agreements comprise the following elements: fixed salary, bonus payments, earmarked pension and social security payments and share-based compensation components. In addition, these agreements provide for benefits upon a termination of service. Adi Hoess and Wolfgang Fischer were reappointed as managing directors by the general meeting of shareholders on August 4, 2020 until 2023, and in connection with their reappointments their respective management services agreements were prolonged until 2023.

Long-term incentive plans

Equity Incentive Plan 2014

In conjunction with the closing of our initial public offering, we established the Affimed N.V. Equity Incentive Plan 2014 (“the 2014 Plan”) with the purpose of advancing the interests of our shareholders by enhancing our ability to attract, retain and motivate individuals who are expected to make important contributions to us. The maximum number of shares available for issuance under the 2014 Plan equals 7% of the total outstanding common shares on September 17, 2014, or approximately 1.7 million common shares. On January 1 of any calendar year thereafter (including January 1, 2023), an additional 5% of the total outstanding common shares on that date becomes available for issuance under the 2014 Plan. As of January 1, 2023, we had approximately 19.4 million common shares available for issuance, and approximately 18.1 million common shares subject to issuance under outstanding awards. The absolute number of shares available for issuance under the 2014 Plan will increase automatically upon the issuance of additional shares by the Company. The option exercise price for options under the 2014 Plan is the fair market value of a share as defined in the 2014 Plan on the relevant grant date. We are following home country rules relating to the re-pricing of stock options. Under applicable Dutch law, re-pricing is permissible, provided this falls within the framework set by the remuneration policy for the Management Board and the 2014 Plan.

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

Compensation of Managing Directors and Supervisory Directors

The compensation, including benefits in kind, accrued or paid to our managing directors and supervisory directors with respect to the year ended December 31, 2022, for services in all capacities is shown below on an individual basis. Further details for the compensation for our managing directors and supervisory directors are given in notes 19 and 24 to our consolidated financial statements as of and for the year ending December 31, 2022. As of December 31, 2022, we have no amounts set aside or accrued to provide pension, retirement or similar benefits to our managing directors and supervisory directors.

Director Compensation 2022

Managing Directors

	Adi	Wolfgang	Andreas	Denise	Arndt	Angus
(in € thousand)	Hoess	Fischer	Harstrick	Mueller	Schottelius	Smith	Total
Periodically paid compensation	523	451	374	436	453	478	2,715
Bonuses	241	145	120	144	146	151	947
Total cash compensation	764	596	494	580	599	629	3,662
2014 Plan share-based payment expense	1,836	1,000	938	918	958	1,082	6,732
Total share-based payment expense	1,836	1,000	938	918	958	1,082	6,732

Supervisory directors

	Thomas	Bernhard	Ulrich	Annalisa	Mathieu	Harry	Uta
(in € thousand)	Hecht	Ehmer	Grau	Jenkins	Simon	Welten	Kemmerich-Keil	Total
Periodically paid compensation	115	52	58	53	50	49	54	431
Total cash compensation	115	52	58	53	50	49	54	431
2014 Plan share-based payment expense	247	164	164	192	164	192	247	1,370
Total share-based payment expense	247	164	164	192	164	192	247	1,370

Stock options granted under the Equity Incentive Plan 2014

Managing directors – share options with service conditions

Beneficiary	Grant date	Number of options	Strike price USD	Expiration date
Adi Hoess	March 18, 2022	400,000	4.46	March 18, 2032
Wolfgang Fischer	March 18, 2022	220,000	4.46	March 18, 2032
Andreas Harstrick	March 18, 2022	220,000	4.46	March 18, 2032
Denise Mueller	March 18, 2022	220,000	4.46	March 18, 2032
Arndt Schottelius	March 18, 2022	220,000	4.46	March 18, 2032
Angus Smith	March 18, 2022	220,000	4.46	March 18, 2032
Total		1,500,000

These options vest in installments over three years and can be exercised up to 10 years after the grant date.

Managing directors – share options with market conditions

Beneficiary	Grant date	Number of options	Strike price USD	Expiration date
Adi Hoess	March 30, 2022	325,000	4.45	March 30, 2024
Wolfgang Fischer	March 30, 2022	200,000	4.45	March 30, 2024
Andreas Harstrick	March 30, 2022	200,000	4.45	March 30, 2024
Denise Mueller	March 30, 2022	200,000	4.45	March 30, 2024
Arndt Schottelius	March 30, 2022	200,000	4.45	March 30, 2024
Angus Smith	March 30, 2022	200,000	4.45	March 30, 2024
Total		1,325,000

These options consists of three tranches, one-third of the total grant will vest when the volume-weighted average share price over the preceding thirty trading days reaches $12.00, $15.00, and $18.00, respectively. Except with respect to a change of control, these options shall not vest before the first anniversary of the grant date. The contractual lifetime of the options is two years. Any unvested awards on the date that is two years following the grant date will lapse.

Supervisory directors

Beneficiary	Grant date	Number of options	Strike price USD	Expiration date
Thomas Hecht	March 18, 2022	45,000	4.46	March 18, 2032
Bernhard Ehmer	March 18, 2022	30,000	4.46	March 18, 2032
Ulrich M. Grau	March 18, 2022	30,000	4.46	March 18, 2032
Annalisa Jenkins	March 18, 2022	30,000	4.46	March 18, 2032
Mathieu Simon	March 18, 2022	30,000	4.46	March 18, 2032
Harry Welten	March 18, 2022	30,000	4.46	March 18, 2032
Uta Kemmerich-Keil	March 18, 2022	30,000	4.46	March 18, 2032
Total		225,000

Dutch law provides that we must establish a policy in respect of the remuneration of our managing directors and supervisory directors. With respect to remuneration in the form of plans for shares or rights to shares (such as the Equity Incentive Plan 2014 mentioned above) the policy for managing directors must set out the maximum number of shares or rights to shares to be granted as well as the criteria for grants and for amending existing grants. The remuneration policies for the supervisory board and for the managing directors were adopted and approved by the general meeting on September 17, 2014  prior to the consummation of our initial public offering and have been amended subsequently,  on August 4, 2020 and on June 22, 2022, each time with the approval of the general meeting. The remuneration policy for the supervisory board established the compensation for our supervisory directors. The remuneration policy for the managing directors provides the supervisory board with a framework within which the supervisory board determines the remuneration of the managing directors.

Our remuneration policy for our managing directors, which was last amended on June 22, 2022 with the approval of the general meeting, provides the supervisory board with the authority to enter into management services agreements with managing directors that provide for compensation consisting of base compensation, performance-related variable compensation, long-term equity incentive compensation (as detailed in the terms of the Equity Incentive Plan 2014 described above), pension and other benefits and severance pay and benefits. The remuneration policy for the managing directors provides that the annual cash bonus payable to managing directors may not exceed 100% of the annual base gross salary and will be based upon the achievement of set strategic, financial and operating goals for the period. Subject to the limitation set out in the preceding sentence, the supervisory board may decide, based on a proposal of the compensation, nomination and corporate governance committee which is justified by the financial results and performance of the Company, to increase the cash bonus payable to an individual managing director for any given year in case of exceptional achievements of that managing director, provided, that such increased bonus should not result in a significant discrepancy between the size of the bonus and the respective results and performance of the Company.  In addition, the remuneration policy for managing directors allows for cash termination payments, which may not exceed 100% of the managing director’s base salary, increased with the average variable compensation as referred to in (clause 4 of) the policy (the “STI Variable Compensation”) over the last full three years, or if the term of office of the managing director is shorter than three years, the average received STI Variable Compensation over the shorter period. This policy also allows for additional compensation and benefits to our managing directors following a change of control. In the event of exceptional circumstances, the supervisory board, upon recommendation of the compensation, nomination and corporate governance committee, may decide to temporarily derogate from the remuneration policy for the managing directors. Such derogation for exceptional circumstances only covers situations in which the derogation is deemed necessary to serve the interests of the Company.

Our remuneration policy for the supervisory directors, which was last amended on June 22, 2022 with the approval of the general meeting, provides for cash compensation and initial and annual equity awards. This is permissible under Dutch law, but constitutes a deviation from the DCGC. The remuneration policy for our supervisory directors establishes that each supervisory director will be entitled to an annual retainer of €20,000, provided that the chairman of the supervisory board will be entitled to an annual retainer of €75,000. In addition, the  chairmen of standing committees established by the supervisory board are each entitled to annual retainers of €15,000. Supervisory directors will also be paid €3,000 for each in-person supervisory board meeting and €1,500 for each virtual/telephonic supervisory board meeting, provided that the duration of such virtual/telephonic supervisory board meeting exceeds 30 minutes. The members of each committee will be paid €1,500 for each in-person committee meeting and €750 for each virtual/telephonic committee meeting, provided that the duration of such virtual/telephonic committee meeting exceeds 30 minutes. In addition, we will grant any newly elected member of the supervisory board an initial award of stock options to purchase 60,000 common shares. These initial stock options will vest over a three-year period, with 1/3rd vesting on the first anniversary of the grant date, and the remainder vesting in equal installments at the end of each three-month period following the first anniversary of the date of the grant. In addition, the remuneration policy provides that annually the company will grant the chairman of the supervisory board options to purchase 45,000 common shares, and each other supervisory director stock options to purchase 30,000 common shares (each such award referred to as an “Annual Award”). The grant date for the Annual Awards shall be determined by the supervisory board and must (i) be in the first quarter of the financial year and (ii) compliant with Affimed’s insider trading policy. Annual Awards will be made to the supervisory board members under the condition that they will remain in office after the annual general meeting of that year. If, in any given year, a supervisory board member will no longer be in office after the annual general meeting, he or she will not receive an annual award for that year. Annual Awards vest in four quarterly instalments and are fully vested on the first anniversary of the date of grant. Initial awards and annual awards will be granted automatically on the grant date or dates as set forth in (section 4.1 of) the policy and as determined by the supervisory board pursuant to and in accordance with (section 4.2 of) the policy based on the approval by the shareholders of the remuneration policy and without any further decisions or approvals by the supervisory board or the company. Supervisory directors are also entitled to be reimbursed for their reasonable expenses incurred in attending meetings of the supervisory board and its committees.

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

Diversity

Our supervisory board values diversity among its members. Our nominating and corporate governance committee, within the purview of its mandate, has the responsibility to take diversity into consideration as part of the overall director selection and nomination processes. The matrix below sets forth a summary of the diversity of our supervisory board as of March 15, 2023:

Supervisory Board Diversity Matrix (As of March 15, 2023)
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

Compensation, nomination& corporate governance committee

The Compensation, nomination and corporate governance committee, which consists of Ulrich Grau (Chairman), Bernhard Ehmer, Thomas Hecht and Mathieu Simon, assists the supervisory board inter alia in determining management board compensation. The committee recommends to the supervisory board for determination the compensation of each of our managing directors. Under SEC and Nasdaq rules, there are heightened independence standards for members of the compensation committee, including a prohibition against the receipt of any compensation from us other than standard supervisory director fees. As permitted by the listing requirements of Nasdaq, we have opted out of Nasdaq Listing Rule 5605(d) which requires that a compensation committee consist entirely of independent directors.

The Compensation, nomination and corporate governance committee is responsible for identifying, reviewing and approving corporate goals and objectives relevant to management board compensation; analyzing the possible outcomes of the variable remuneration components and how they may affect the remuneration of the managing directors; evaluating each managing director’s performance in light of such goals and objectives and determining each managing director’s compensation based on such evaluation and determining any long-term incentive component of each managing director’s compensation in line with the remuneration policy and reviewing our management board compensation and benefits policies generally, among other things.

The Compensation, nomination and corporate governance committee also assists our supervisory board in identifying individuals qualified to become members of our supervisory board consistent with criteria established by our supervisory board and in developing our corporate governance principles. In 2021, the Supervisory Board delegated the oversight of the Company’s Compliance Management System to the Compensation, nomination and corporate governance committee. The Compensation, nomination and corporate governance committee is also responsible for the oversight of our information security management system, including the audit results of the information security certification and material information breaches and cybersecurity attacks and to monitor the development and implementation of our ESG strategy, including any goals with respect to ESG and sustainability matters. As permitted by the listing requirements of Nasdaq, we have opted out of Nasdaq Listing Rule 5605(e) which requires independent director oversight of director nominations.

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

D.   Employees

As of March 23, 2023, our total headcount is 228 (219 full time equivalents), approximately 70% of whom have an advanced academic degree (Diploma/ Master, PhD, MD).

None of our employees is subject to a collective bargaining agreement or represented by a trade or labor union. We consider our relations with our employees to be good.

E.   Share ownership

See “Item 7. Major Shareholders and Related Party Transactions—A. Major shareholders.”

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.   Major shareholders

The following table presents information relating to the beneficial ownership of our common shares as of March 15, 2023, by:

●	each person, or group of affiliated persons, known by us to own beneficially 5% or more of our outstanding common shares (as of the date of such stockholder’s Schedule 13D or Schedule 13G filing for Affimed N.V. with the SEC);
●	each of our managing directors and supervisory directors; and
●	all managing directors and supervisory directors as a group.

The number of common shares beneficially owned by each entity, person, managing director or supervisory director is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any common shares over which the individual has sole or shared voting power or investment power as well as any common shares that the individual has the right to acquire within 60 days of March 15, 2023 through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all common shares held by that person.

The percentage of shares beneficially owned is computed on the basis of 149,339,335 of our common shares outstanding as of March 15, 2023. Common shares that a person has the right to acquire within 60 days of March 15, 2023 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all managing directors and supervisory directors as a group. Each common share confers the right on the holder to cast one vote at the general meeting of shareholders and no shareholder has different voting rights. Unless otherwise indicated below, the address for each beneficial owner listed is c/o Affimed N.V., c/o Affimed GmbH, Technologiepark, Im Neuenheimer Feld 582, 69120 Heidelberg, Germany.

	Shares beneficially owned
Name and address of beneficial owner	Number	Percent (%)
Entities affiliated with Ridgeback Capital Management(1)	12,882,610	8.6
Entities affiliated with Ari Zweiman(2)	9,106,250	6.1
Entities affiliated with Blackrock, Inc.(3)	8,182,926	5.5
Entities affiliated with Cooperatieve Gilde Healthcare V U.A.(4)	8,125,000	5.4

Managing Directors and Supervisory Directors
Adi Hoess(5)	2,535,925	1.7
Wolfgang Fischer	1,082,456	0.7
Andreas Harstrick	403,333	0.3
Arndt Schottelius	478,333	0.3
Angus Smith	524,169	0.3
Denise Mueller	541,674	0.4
Thomas Hecht	340,368	0.2
Bernhard R.M. Ehmer	178,333	0.1
Ulrich M. Grau	170,000	0.1
Annalisa Jenkins	120,000	0.1
Mathieu Simon	110,000	0.1
Harry Welten	110,000	0.1
Uta Kemmerich-Keil	60,000	0.0
All managing directors and supervisory directors as a group (13 persons)	6,654,591	4.3
(1)	Represents shares beneficially owned by Ridgeback Capital Management LLC (“RCM”), Ridgeback Capital Investments LLC (“RCI”) and Ridgeback Capital Investments L.P. (“RCILP”). Pursuant to an investment management agreement, RCM maintains investment and voting power with respect to the securities held or controlled by RCI. Mr. Wayne Holman controls RCM. RCI is the general partner of RCILP. This information is based on a statement filed on Schedule 13G with the SEC on February 14, 2023.

(2)	Represents shares beneficially owned by Mr. Ari Zweiman, 683 Capital Management, LLC and 683 Capital Partners, LP. Mr. Zweiman is the Managing Member of 683 Capital Management, LLC. 683 Capital Management, LLC is the investment manager of 683 Capital Partners, LP. This information is based on a statement filed on Schedule 13G with the SEC on February 14, 2023.
(3)	Represents shares beneficially owned by BlackRock, Inc and that were purchased by BlackRock Advisors, LLC, BlackRock Fund Advisors, BlackRock Asset Management Ireland Limited, BlackRock Institutional Trust Company, National Association, BlackRock Financial Management, Inc., BlackRock Investment Management, LLC, BlackRock Asset Management Canada Limited, BlackRock Investment Management (UK) Limited, BlackRock Japan Co., Ltd., all of which are subsidiaries of BlackRock, Inc. The address for BlackRock, Inc. is BlackRock, Inc., 55 East 52nd Street New York, NY 10055. This information is based on a statement filed on Schedule 13G with the SEC on February 3, 2023.
(4)	Represents shares beneficially owned by Cooperatieve Gilde Healthcare V U.A., Gilde Healthcare V Management B.V., Gilde Healthcare Holding B.V., Manapouri B.V. and Martemanshurk B.V. Gilde Healthcare V Management B.V. is the managing director of Cooperatieve Gilde Healthcare V U.A. and may be deemed to have voting, investment and dispositive power with respect to these securities. Gilde Healthcare V Management B.V. is fully owned by Gilde Healthcare Holding B.V., which is also its sole managing director. The managing directors of Gilde Healthcare Holding B.V. are Manapouri B.V. (of which Edwin de Graaf is the owner and managing director) and Martemanshurk B.V. (of which Pieter van der Meer is the owner and managing director). This information is based on a statement filed on Schedule 13G with the SEC on April 21, 2022.
(5)	Indicates that the director is entitled to receive common shares in connection with the carve-out plan described in Note 2 to our consolidated financial statements for the year ended December 31, 2016 pursuant to which 7.78% of the common shares of the Company outstanding immediately prior to the initial public offering owned by pre-IPO existing shareholders will be transferred to the beneficiaries upon the conditions set forth therein.

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

On April 18, 2022, we completed a public offering and issued 25,875,000 common shares primarily to new investors.

Holders

As of March 15, 2023, we had approximately six shareholders of record of our common shares; two of those shareholders of record are in the United States and hold a total of approximately 148.9 million common shares in the aggregate, or approximately 99.7% of our common shares. One of the U.S. shareholders of record is Cede and Company, a specialist United States financial institution that processes transfers of stock certificates on behalf of the Depository Trust Company, or DTC. Cede and Company therefore is the technical shareholder of record for nearly all of our issued shares held by DTC participants, as our shareholders do not themselves hold direct property rights in our common shares, but rather have contractual rights in such shares that are part of a chain of contractual rights involving Cede and Company.

B.   Related party transactions

The following is a description of related party transactions we have entered into since January 1, 2022 with any of our members of our supervisory board or management board and the holders of more than 5% of our common shares.

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

Dividends and Dividend Policy

We have not declared cash dividends on our common shares in the years to 2020, 2021, or 2022. We currently expect to retain future earnings, if any, to finance the operation and expansion of our business, and we do not anticipate paying any cash dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our supervisory board.

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

In case the shares are entrusted to a central securities depository (Wertpapiersammelbank) outside of Germany for custody as it is the case with the shares in the Company, the aforementioned withholding tax relief in accordance with applicable double taxation treaties as well as the credit of withholding tax described for shares held as private and as business assets is, pursuant to a special rule on the restriction of withholding tax credit, subject to the following three cumulative prerequisites: (i) the relevant shareholder must qualify as beneficial owner of the shares in the Company for a minimum holding period of 45 consecutive days occurring within a period of 45 days prior and 45 days after the due date of the dividends, (ii) the shareholder has to bear at least 70% of the risk in value change related to the shares in the Company during the minimum holding period without being directly or indirectly hedged and (iii) the shareholder is not required to fully or largely, directly or indirectly, transfer the dividends to third parties. If these requirements are not met, then for a shareholder not being tax-resident in Germany who applied for a full or partial refund of the withholding tax pursuant to a double taxation treaty, no refund is available. This restriction generally does only apply, if (i) the tax underlying the refund application is below a tax rate of 15% based on the gross amount of the dividends or capital gains and (ii) the shareholder does not directly own 10% or more in the shares of the Company and is subject to income taxes in its state of residence, without being tax-exempt. In addition to the aforementioned restrictions, in particular, pursuant to a decree published by the German Federal Ministry of Finance dated July 17, 2017 (BMF, Schreiben vom 17.7.2017—IV C 1—S 2252/15/10030:05, DOK 2017/0614356), as amended (latest version dated July 9, 2021, docket: IV C 1—S 2252/19/10035:014, DOK 2021/ 0726914), the withholding tax credit may also be denied as an anti-abuse measure.

Taxation of dividends of shareholders with a tax domicile in Germany Shares held as non-business assets

Dividends distributed to shareholders with a tax domicile in Germany whose shares are held as non-business assets form part of their taxable capital investment income, which is subject to a flat tax at a rate of 25% plus solidarity surcharge of 5.5% thereon (i.e., 26.375% in total plus church tax, if applicable). The income tax owed for this dividend income is in general discharged by the withholding tax levied by the Company (flat tax—Abgeltungsteuer). Income-related expenses cannot be deducted from the capital investment income, except for an annual lump-sum deduction (Sparer-Pauschbetrag). The amount of the annual lump-sum deduction has been increased from €801 (€1,602 for married couples filing jointly) to €1,000 (€2,000 for married couples filing jointly) as of the assessment period 2023. However, the shareholder may request that his capital investment income (including dividends) along with his other taxable income is taxed at his individual progressive income tax rate (instead of the flat tax on capital investment income) if this results in a lower tax burden. In this case the withholding tax will be credited against the individual progressive income tax and any excess amount will be refunded. In this case as well income-related expenses cannot be deducted from the capital investment income, except for the aforementioned annual lump-sum deduction.

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

Only an annual lump-sum deduction of € 1,000 (€2,000 for married couples filing jointly) may be deducted from the entire capital investments income. It is not possible to deduct income-related expenses in connection with capital gains, except for the expenses directly related in substance to the disposal which can be deducted when calculating the capital gains. Losses from disposals of shares may only be offset against capital gains from the disposal of the shares or shares in other stock corporations during the same calendar year. Offsetting of overall losses with other income (such as business or rental income) and other capital income is not possible. Such losses are to be carried forward and to be offset against positive capital gains deriving from the sale of shares in stock corporations in future years. In case of a derecognition (Ausbuchung) or transfer of worthless shares (or other capital assets), the utilization of such loss is further restricted and can only be offset up to the amount of €20,000 per calendar year.

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

Abolishment of Solidarity Surcharge

According to a bill enacted in December 2019, the solidarity surcharge has been partially abolished as of the assessment period 2021 for certain individual shareholders. The German law rules governing the solidarity surcharge are subject to court proceedings before the Bundesfinanzhof (German Federal Fiscal Court) and may become subject to judicial proceedings before the Bundesverfassungsgericht (German Supreme Court) for an examination of their constitutionality.

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
(ii)

has a substantial interest (aanmerkelijk belang) or a fictitious substantial interest (fictief aanmerkelijk belang) in the Company within the meaning of chapter 4 of the Dutch Income Tax Act 2001 (Wet inkomstenbelasting 2001) (“ITA”). Generally, a Shareholder has a substantial interest in the Company if the Shareholder, alone or-in case of an individual-together with a partner for Dutch tax purposes, or any relative by blood or by marriage in the ascending or descending line (including foster children) or either of them, owns or holds, or is deemed to own or hold, certain rights to shares, including rights to directly or indirectly acquire shares, directly or indirectly representing 5% or more of the Company’s issued capital as a whole or of any class of Shares or profit participating certificates (winstbewijzen) relating to 5% or more of the Company's annual profits or 5% or more of the Company's liquidation proceeds;

(iii)

is an entity that, although it is in principle subject to Dutch corporate income tax under the Dutch Corporate Income Tax Act 1969 (Wet op de vennootschapsbelasting 1969) (“CITA”), is not subject to Dutch corporate income tax or is fully or partly exempt from Dutch corporate income tax (such as a qualifying pension fund as described in Section 5 CITA and a tax exempt investment fund (vrijgestelde beleggingsinstelling) as described in Section 6a CITA);

(iv)

is an investment institution (beleggingsinstelling) as described in Section 28 CITA, or is an entity that is not tax resident in the Netherlands and that has a function comparable to an investment institution (beleggingsinstelling) as described in Section 28 CITA;

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

If a Shareholder is an individual that is resident or deemed to be resident in the Netherlands or is an individual that is not resident or deemed to be resident in the Netherlands, but for whom dividends distributed by the Company or income deemed to be derived from the Shares is subject to income tax under the ITA, such Shareholder is generally entitled to a credit for any Dutch dividend withholding tax against his Dutch tax liability and to a refund of any residual Dutch dividend withholding tax. Entities that are resident or deemed to be resident in the Netherlands and entities that are not resident or deemed resident in the Netherlands, but for which dividends distributed by the Company are subject to corporate income tax under the CITA, can only credit Dutch dividend withholding tax up to the total amount of their Dutch corporate income tax liability without taking into account any credit for Dutch dividend withholding tax and gaming tax (kansspelbelasting). To the extent the aggregate of the Dutch dividend withholding tax and gaming tax exceeds the aggregate Dutch corporate income tax liability in respect of the relevant year, the excess is not refunded, but carried forward to future years subject to certain restrictions and conditions.

Depending on specific circumstances, a Shareholder resident in a country other than the Netherlands and for whom dividends distributed by the Company or income deemed to be derived from the Shares is not subject to tax under the ITA or the CITA may be entitled to exemptions from, reduction of, or full or partial refund of, Dutch dividend withholding tax under Dutch law, European Union, or the EU, law or treaties for the avoidance of double taxation. According to Dutch domestic anti-dividend stripping rules, no credit against Dutch tax, exemption from, reduction, or refund of Dutch dividend withholding tax will be granted if the recipient of the dividends paid by the Company is not considered to be the beneficial owner (uiteindelijk gerechtigde) of those dividends.

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

Dutch Individuals engaged or deemed to be engaged in an enterprise or in miscellaneous activities

Dutch Individuals engaged or deemed to be engaged in an enterprise or in miscellaneous activities (resultaat uit overige werkzaamheden) are generally subject to income tax at statutory progressive rates with a maximum of 49.5% (2023) on any benefits derived or deemed to be derived from the Shares, including any capital gains realized on any disposal of the Shares, where those benefits are attributable to:

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

Dutch Individuals not engaged or deemed to be engaged in an enterprise or in miscellaneous activities

Generally, the Shares held by a Dutch Individual who is not engaged or deemed to be engaged in an enterprise or in miscellaneous activities, or who is so engaged or deemed to be engaged but the Shares are not attributable to that enterprise or miscellaneous activities and who does not have a substantial or fictitious substantial interest, will be subject to an annual income tax imposed on a fictitious yield on the fair market value of the Shares on 1 January of each calendar year under the regime for savings and investments (inkomen uit sparen en beleggen). Irrespective of the actual income or capital gains realized, the annual taxable benefit from a Dutch Individual's assets and liabilities taxed under this regime, including the Shares, is based on fictitious percentages applied to the fair market value of (i) bank savings, (ii) other assets, including the Shares, and (iii) liabilities.

Taxation only occurs if and to the extent the sum of the fair market value of bank savings and other assets minus the fair market value of the liabilities exceeds a certain threshold (heffingvrij vermogen). The tax rate under the regime for savings and investments is a flat rate of 32%.

For the calendar year 2023, the fictitious percentages applicable to the first and third categories mentioned above (bank savings and liabilities) have not yet been determined. The fictitious yield percentage applicable to the second category mentioned above (other assets, including the Shares) is 6.17% for the calendar year 2023.

Certain transactions that have the effect of reducing the fictitious yield by shifting net wealth between the aforementioned categories (i) and (ii) or increasing liabilities in any three months period starting before and ending after 1 January of the relevant year will for this purpose be ignored unless the Shareholder can demonstrate that such transactions are implemented for other reasons than tax reasons.

The fictitious percentages referred to above are considered by the Dutch government to be in compliance with a decision of the Dutch Supreme Court of 24 December 2021 (ECLI:NL:HR:2021:1963) regarding the incompatibility of the previous regime for savings and investments with the European Convention on Human Rights. Shareholders are nevertheless advised to consult their tax adviser on whether any tax levied under the current regime for savings and investments, including in respect of the Shares, is in accordance with this convention.Dutch Corporate Entities

Dutch Corporate Entities are generally subject to corporate income tax at statutory rates up to 25.8% (2023) on any benefits derived or deemed to be derived from the Shares, including any capital gains realized on their disposal.

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

Non-Dutch Individuals

A Non-Dutch Individual will not be subject to any Dutch taxes on income or capital gains derived from the purchase, ownership and disposal or transfer of the Shares, other than withholding tax as described above, unless:

(i)	the Non-Dutch Individual derives profits from an enterprise, whether as entrepreneur or by being co-entitled to the net worth of this enterprise other than as an entrepreneur or shareholder and this enterprise fully or partly is carried on through a permanent establishment (vaste inrichting) or a permanent representative (vaste vertegenwoordiger) in the Netherlands, to which the Shares are attributable;
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

Subject to applicable limitations and the Final FTC Treasury Regulations (defined below), German or Dutch income taxes withheld from dividends on common shares at a rate not exceeding the rate provided by the Treaty will be eligible for credit against the U.S. Holder’s U.S. federal income tax liability. German or Dutch taxes withheld in excess of the rate applicable with respect to such U.S. Holder under the Treaty will not be eligible for credit against a U.S. Holder’s federal income tax liability. The rules governing foreign tax credits are complex and U.S. Holders should consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances. In lieu of claiming a foreign tax credit, U.S. Holders may deduct foreign taxes, including any German or Dutch withholding tax, in computing their taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year.  Finalized Treasury Regulations, which apply to foreign taxes paid or accrued in taxable years beginning on or after December 28, 2021 (the “Final FTC Treasury Regulations”), impose additional requirements for foreign taxes to be eligible for credit and U.S. Holders should consult their tax advisers regarding the availability of foreign tax credits for any amounts withheld with respect to dividends on common shares.

Sale or Other Disposition of Common Shares

Subject to the passive foreign investment company rules described below, gain or loss realized on the sale or other disposition of common shares will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held the common shares for more than one year. The amount of the gain or loss will equal the difference between the U.S. Holder’s tax basis in the common shares disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. This gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. The Final FTC Treasury Regulations generally preclude U.S. taxpayers from claiming a foreign tax credit with respect to any non-U.S. tax imposed on gains from disposition of common shares, unless the tax is creditable under an applicable income tax treaty. U.S. Holders should consult their tax advisers as to whether the non-U.S. tax on gains may be creditable against the U.S. Holder’s U.S. federal income tax on foreign-source income from other sources.

Passive Foreign Investment Company Rules

Under the Code, we may be a PFIC for any taxable year in which, after the application of certain look-through rules with respect to subsidiaries, either (i) 75% or more of our gross income consists of “passive income” or (ii) 50% or more of the average quarterly value of our assets consists of assets that produce, or are held for the production of, “passive income.” Passive income generally includes, among other things, dividends, interest, certain non-active rents and royalties, and capital gains. Although we have not performed a definitive PFIC analysis using U.S. federal income tax principles, based on certain estimates as to composition of our income and assets, including the implied value, based on our market capitalization, of our assets that produce non-passive income, during 2022, including, for this purpose, certain elements of our net working capital, we do not believe that we were a PFIC for our 2022 taxable year. However, there can be no assurance that the IRS will agree with our conclusion. In addition, whether we will be a PFIC in 2023 or any future taxable year is uncertain because, among other things, we currently own a substantial amount of passive assets, including cash, and because the valuation of our assets that generate non-passive income for PFIC purposes, including our intangible assets, is uncertain and may vary substantially over time and the composition of our assets and income may vary substantially over time. The average quarterly value of our assets for purposes of determining our PFIC status for any taxable year will generally be determined in part by reference to our market capitalization, which has fluctuated and may continue to fluctuate significantly over time. Accordingly, there can be no assurance that we will not be a PFIC for any taxable year.

The IRS has finalized Treasury Regulations that address various issues related to determining whether a foreign corporation is a PFIC and whether a U.S. shareholder holds PFIC stock and has released proposed Treasury Regulations that address various issues related to determining whether a foreign corporation is a PFIC. These Treasury Regulations and proposed Treasury Regulations (if finalized) may affect whether we are a PFIC in 2022 or in any future year. You should consult your tax adviser regarding the effect, if any, these Treasury Regulations may have, or such proposed Treasury Regulations would have, on the determination of our PFIC status.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT RISK

See note 25 to the consolidated financial statements as of December 31, 2022 for more information about our exposure to market risks.

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

B.   Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based upon criteria established in Internal Control – Integrated Framework (2013) by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2022.

C.   Attestation Report of the Registered Public Accounting Firm

KPMG AG Wirtschaftsprüfungsgesellschaft, the independent registered public accounting firm that audited our consolidated financial statements prepared in accordance with International Financial Reporting Standards as issued by the IASB (IFRS) as of and for the year ended December 31, 2022, has also audited the effectiveness of the Company's internal control over financial reporting as of December 31, 2022. Their reports are included in this Annual Report on Form 20-F beginning on page F-2

D.   Changes in Internal Control over Financial Reporting

No change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the financial year ended December 31, 2022 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our supervisory board has determined that each of Uta Kemmerich-Keil and Harry Welten is an audit committee financial expert, as that term is defined by the SEC, and is independent for the purposes of SEC and Nasdaq rules.

ITEM 16B. CODE OF ETHICS

Code of Conduct

We have adopted a Code of Conduct that covers a broad range of matters including the handling of conflicts of interest, compliance issues and other corporate policies such as insider trading and equal opportunity and non-discrimination standards. Our Code of Conduct applies to all of our supervisory directors, managing directors and employees. We have also established a Code of Conduct for business partners. In addition, we have implemented a whistleblowing hotline. We have published our Code of Conduct and Code of Conduct for business partners on our website, www.affimed.com.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

a)   Audit Fees

Audit fees in 2022 and 2021 amounted to €503,000 and €498,000, respectively, and relate to audit services provided by our principal accountants, KPMG AG Wirtschaftsprüfungsgesellschaft and other KPMG International member firms. The aggregate audit fees include fees and expenses billed or accrued for professional services rendered by the principal accountant for the audit of our annual financial statements, the review of the interim condensed consolidated financial statements, the review of registration statements and comfort letters.

b)   Audit-Related Fees

Audit-Related fees in 2022 and 2021 amounted to €nil and €26,000, respectively, and relate to services provided by our principal accountants, KPMG AG Wirtschaftsprüfungsgesellschaft for the review of Enterprise Resource Planning system migration.

c)   Tax Fees

Tax-Related fees in 2022 and 2021 amounted to €16,330 and €5,000, respectively, and related to consulting services provided in respect of global mobility.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In 2022, no purchases of our equity securities were made by or on behalf of Affimed or any affiliated purchaser.

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

4. 5††

Research Collaboration and License Agreement, dated as of August 24, 2018 by and between Affimed GmbH and Genentech, Inc. (incorporated by reference to exhibit 10.1 of the Affimed N.V. report on Form 6-K (File no. 001-36619) filed with the Commission on August 27, 2018).

4.6†

Research Collaboration and License Agreement, dated as of November 3, 2020 by and between Affimed GmbH and NewCo (incorporated by reference to Exhibit 10.1 of the Affimed N.V. report on Form 6-K (File No. 001-36619) filed with the Commission on November 9, 2020).

4.7†

Patent and Technology Licensing Agreement, dated as of December 11, 2020, by and between Affimed GmbH and The Board of Regents of The University of Texas System (incorporated by reference to Exhibit 10.1 of the Affimed N.V. report on Form 6-K (File No. 001-36619) filed with the Commission on April 14, 2021).

4.8

Loan Agreement, dated January 8, 2021, between Affimed GmbH, Affimed N.V. and Silicon Valley Bank (incorporated by reference to Exhibit 4.10 of the Affimed N.V. report on Form 20-F filed with the Commission on April 15, 2021).

4.9*†	Collaboration Agreement, dated November 1, 2022, between Affimed GmbH and Artiva Biotherapeutics, Inc.

8.1	List of subsidiaries (incorporated by reference to Exhibit 8.1 of the Affimed N.V. report on Form 20-F filed with the Commission on April 15, 2021).

12.1*	Certification of Principal Executive Officer pursuant to 17 CFR 240.13a-14(a).

12.2*	Certification of Principal Financial and Accounting Officer pursuant to 17 CFR 240.13a-14(a).

13.1*	Certification of Principal Executive Officer pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C. 1350.

13.2*	Certification of Principal Financial and Accounting Officer pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C. 1350.

15.1*	Consent of KPMG AG Wirtschaftsprüfungsgesellschaft

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

104. Cover*	Interactive Date File (formatted as Inline XBRL and contained in Exhibit 101)

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

Date: March 23, 2023

AFFIMED N.V.

	By:	/s/ ADI HOESS
Name: Adi Hoess
Title: Chief Executive Officer

	By:	/s/ ANGUS SMITH
Name: Angus Smith
Title: Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Shareholders and Supervisory Board of Affimed N.V.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Affimed N.V. and subsidiaries (the Company) as of December 31, 2022 and 2021, the related consolidated statements of comprehensive loss, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2022, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 23, 2023 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

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

Revenue recognition from collaboration agreements

As discussed in Note 5 to the consolidated financial statements, the Company recognized revenue in 2022 of €41.3 million, of which €41.2 million relate to revenues from research programs performed as part of collaboration agreements with third parties. As discussed in Note 3, such agreements usually include multiple performance obligations that are satisfied over time and recognized according to the stage of completion measured by reference to costs incurred in relation to anticipated total costs of the research programs.

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

March 23, 2023

Report of Independent Registered Public Accounting Firm

To the Shareholders and Supervisory Board of Affimed N.V.:

Opinion on Internal Control Over Financial Reporting

We have audited Affimed N.V.'s and subsidiaries' (the Company) internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2022 and 2021, the related consolidated statements of comprehensive loss, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements), and our report dated March 23, 2023 expressed an unqualified opinion on those consolidated financial statements.

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

/s/ KPMG AG Wirtschaftsprüfungsgesellschaft

Mannheim, Germany

March 23, 2023

Affimed N.V.

Consolidated statements of comprehensive loss

(in € thousand)

	Note	2022	2021	2020
Revenue	5	41,353	40,366	28,360
Other income - net	6	1,417	1,310	626
Research and development expenses	7	(98,814)	(81,488)	(49,989)
General and administrative expenses	8	(32,075)	(24,218)	(13,715)

Operating loss		(88,119)	(64,030)	(34,718)

Finance income / (costs) - net	10	2,117	6,509	(6,647)

Loss before tax		(86,002)	(57,521)	(41,365)

Income taxes	11	(2)	(2)	(1)

Loss for the period		(86,004)	(57,523)	(41,366)

Other comprehensive loss
Items that will not be reclassified to profit or loss
Equity investments at fair value OCI - net change in fair value	14	(6,047)	(7,693)	(242)

Other comprehensive loss		(6,047)	(7,693)	(242)

Total comprehensive loss		(92,051)	(65,216)	(41,608)

Basic and diluted loss per share in € per share (undiluted = diluted)		(0.60)	(0.48)	(0.50)

Weighted number of common shares outstanding		142,362,294	119,502,384	83,471,559

The Notes are an integral part of these consolidated financial statements.

Affimed N.V.

Consolidated statements of financial position

(in € thousand)

	Note	December 31, 2022	December 31, 2021
ASSETS
Non-current assets
Intangible assets	12	58	1,607
Leasehold improvements and equipment	13	3,823	3,814
Long-term financial assets	14	0	12,348
Right-of-use assets		561	972
		4,442	18,741

Current assets
Cash and cash equivalents	15	190,286	197,630
Trade and other receivables	16	2,697	4,809
Inventories		628	421
Other assets and prepaid expenses	17	2,459	3,534
		196,070	206,394

TOTAL ASSETS		200,512	225,135

EQUITY AND LIABILITIES
Equity
Issued capital		1,493	1,234
Capital reserves		582,843	474,087
Fair value reserves		(1,231)	(5,973)
Accumulated deficit		(430,190)	(333,397)
Total equity	18	152,915	135,951

Non-current liabilities
Borrowings	20	11,687	17,060
Contract liabilities	5	1,083	7,209
Lease liabilities	22	176	368
Total non-current liabilities		12,946	24,637

Current liabilities
Trade and other payables	21	19,077	18,860
Borrowings	20	5,930	580
Lease liabilities	22	396	683
Contract liabilities	5	9,248	44,424
Total current liabilities		34,651	64,547

TOTAL EQUITY AND LIABILITIES		200,512	225,135

The Notes are an integral part of these consolidated financial statements.

Affimed N.V.

Consolidated statements of cash flows

(in € thousand)

	Note	2022	2021	2020
Cash flow from operating activities
Loss for the period		(86,004)	(57,523)	(41,366)
Adjustments for the period:
— Income taxes		2	2	1
— Depreciation and amortization		2,899	1,334	1,115
— Net gain from disposal of leasehold improvements and equipment		0	0	34
— Share-based payments	19	19,110	11,820	3,381
— Finance income / (costs) - net	10	(2,117)	(6,509)	6,647
		(66,110)	(50,876)	(30,188)

Change in trade and other receivables		2,113	(2,369)	(1,065)
Change in inventories		(207)	(175)	50
Change in other assets and prepaid expenses		1,075	(2,274)	(1,260)
Change in trade, other payables, provisions and contract liabilities		(41,048)	(29,990)	12,848
		(104,177)	(85,684)	(19,615)
Interest received		564	0	294
Paid interest		(1,277)	(905)	(78)
Paid income tax		(2)	(2)	(1)
Net cash used in operating activities		(104,892)	(86,591)	(19,400)

Cash flow from investing activities
Purchase of intangible assets		(37)	(1,654)	(9)
Purchase of leasehold improvements and equipment		(659)	(2,196)	(431)
Cash received from the sale of financial assets	14	6,301	0	0
Cash paid for investments in financial assets		0	0	(8,101)
Cash received from maturity of financial assets		0	0	16,547
Net cash generated / (used) for investing activities		5,605	(3,850)	8,006

Cash flow from financing activities
Proceeds from issue of common shares, including exercise of share-based payment awards	18	95,907	124,460	74,195
Transaction costs related to issue of common shares	18	(6,037)	(7,412)	(2,294)
Proceeds from borrowings	20	0	17,500	0
Transaction costs related to borrowings	20	0	(311)	0
Repayment of lease liabilities	22	(733)	(564)	(521)
Repayment of borrowings	20	(580)	(92)	(2,128)
Cash flow from financing activities		88,557	133,581	69,252

Exchange rate related changes of cash and cash equivalents		3,386	7,636	(6,238)
Net changes to cash and cash equivalents		(10,730)	43,140	57,858
Cash and cash equivalents at the beginning of the period		197,630	146,854	95,234
Cash and cash equivalents at the end of the period		190,286	197,630	146,854

The Notes are an integral part of these consolidated financial statements.

Affimed N,V,

Consolidated statements of changes in equity

(in € thousand)

		Issued	Capital	Fair value	Accumulated	Total
	Note	capital	reserves	reserves	deficit	equity
Balance as of January 1, 2020		762	270,451	1,962	(234,508)	38,667

Issue of common shares		205	68,341			68,546
Exercise of share-based payment awards		16	2,991			3,007
Equity-settled share-based payment awards			3,381			3,381
Loss for the period					(41,366)	(41,366)
Other comprehensive loss				(242)		(242)

Balance as of December 31, 2020		983	345,164	1,720	(275,874)	71,993

Balance as of January 1, 2021		983	345,164	1,720	(275,874)	71,993

Issue of common shares		240	114,197			114,437
Exercise of share-based payment awards		11	2,906			2,917
Equity-settled share-based payment awards			11,820			11,820
Loss for the period					(57,523)	(57,523)
Other comprehensive loss				(7,693)		(7,693)

Balance as of December 31, 2021		1,234	474,087	(5,973)	(333,397)	135,951

Balance as of January 1, 2022		1,234	474,087	(5,973)	(333,397)	135,951

Issue of common shares	18	259	89,545			89,804
Exercise of share-based payment awards	19	0	101			101
Equity-settled share-based payment awards	19		19,110			19,110
Transfer of cumulative loss on sale of financial assets				10,789	(10,789)	0
Loss for the period					(86,004)	(86,004)
Other comprehensive loss				(6,047)		(6,047)

Balance as of December 31, 2022		1,493	582,843	(1,231)	(430,190)	152,915

The Notes are an integral part of these consolidated financial statements.

Affimed N.V.

Notes to the consolidated financial statements

1.Reporting entity

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

2.Basis of preparation — consolidated financial statements

Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS).

The consolidated financial statements were authorized for issuance by the Company’s Management Board on March 23, 2023.

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

Foreign currency gains or losses that relate to borrowings, cash and cash equivalents and financial assets, except for financial instruments at fair value through other comprehensive income are presented in the statement of comprehensive loss within ‘Finance income / (costs) - net’. All other foreign exchange gains and losses are presented in the statement of comprehensive loss within ‘Other income - net’.

3.Significant accounting policies

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

Affimed N.V.

Notes to the consolidated financial statements

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

The Group distinguishes between development and registration milestones and sales-based milestones. Whereas development and registration milestone payments are generally recognized when reaching the defined milestones, revenues for sales-based milestones are recognized upon achievement of contractually stipulated underlying revenues.

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

The Group entered into certain collaborations with shared cost arrangements in respect of specific projects. Costs related to these projects are shared equally between the parties and the recoveries received by the Group are recognized as other income.

Employee benefits

(i)	Short-term employee benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided.

Affimed N.V.

Notes to the consolidated financial statements

A liability is recognized for the amount expected to be paid under a short-term cash bonus, if (a) the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and (b) the obligation can be estimated reliably.

(ii)	Share-based payment transactions

The Group’s share-based payment awards outstanding as of December 31, 2022 and 2021, are classified as equity-settled share-based plans. The fair value of share-based equity-settled awards granted to employees is measured at grant date and compensation cost is recognized over the vesting period with a corresponding increase in equity. Share-based payment awards with non-employees are measured and recognized when services are received. Fair value of stock options with service conditions is estimated using the Black-Scholes-Merton formula. The formula determines the value of an option based on input parameters like the value of the underlying instrument, the exercise price, the expected volatility of share price returns, dividends, the risk-free interest rate, the expected forfeiture rate and the time to maturity of the option. The fair value of stock options with market conditions is determined by using a Monte Carlo Simulation incorporating the hurdle (or barrier) that needs to be reached as an additional input parameter. The number of stock options expected to vest is estimated at each measurement date.

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

Affimed N.V.

Notes to the consolidated financial statements

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

The Group’s non-derivative financial assets include shares, trade and other receivables, other assets and cash and cash equivalents.

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

The Group holds preferred shares in Amphivena Therapeutics Inc. ("Amphivena"), USA, and previously held common shares in Roivant Sciences Ltd (“Roivant”), USA (see note 14). The Group has elected to present changes in fair value of these investments through other comprehensive income.

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

The Group entered into a loan agreement pursuant to which it issued warrants to purchase common shares of the Group at the option of the respective holder. The number of shares to be issued does not vary with changes in their fair value.

Affimed N.V.

Notes to the consolidated financial statements

The liability component of the loan was recognized initially at the fair value of a similar liability without a warrant. The equity component was recognized initially at the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component. Subsequent to initial recognition, the liability component was measured at amortized cost using the effective interest method. The equity component was not re-measured subsequent to initial recognition.

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

All receivables are assessed for specific impairment. Losses are recognized in profit or loss and reflected in an allowance account against receivables. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss. No impairments or reversals of impairments were recognized in 2022, 2021 or 2020.

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

Fair Value Measurement

All assets and liabilities for which fair value is recognized in the consolidated financial statements are classified in accordance with the following fair value hierarchy, based on the lowest level input parameter that is significant on the whole for fair value measurement:

●	Level 1 — Prices for identical assets or liabilities quoted in active markets (non-adjusted);
●	Level 2 — Measurement procedures, in which the lowest level input parameter significant on the whole for fair value measurement is directly or indirectly observable for on the market and which are not included in Level 1; and
●	Level 3 — Measurement procedures, in which the lowest level input parameter significant on the whole for fair value measurement is not directly or indirectly observable for on the market.

The carrying amount of all trade and other receivables, other assets and prepaid expenses, cash and cash equivalents, trade and other payables and loans is a reasonable approximation of the fair value and, therefore, information about the fair values of those financial instruments has not been disclosed. The measurement of the fair value of preferred and common shares in other companies held by the group is based on level 1 and level 3 inputs (see note 14). The Group recognises transfers between levels of the fair value hierarchy as at the date at which the change has occurred.

Loss per share

Loss per common share is calculated by dividing the loss for the period by the weighted average number of common shares outstanding during the period.

Affimed N.V.

Notes to the consolidated financial statements

As of December 31, 2022, the Group has granted 18,200,984 options and warrants in connection with share-based payment programs (see note 19) and a loan agreement, which could potentially have a dilutive effect but were excluded from the diluted weighted average number of ordinary shares calculation because their effect would have been anti-dilutive due to the net loss generated by the Group.

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

The fair value of stock options with service conditions issued by Affimed N.V. is estimated using the Black-Scholes-Merton formula. The formula determines the value of an option based on input parameters like the value of the underlying instrument, the exercise price, the expected volatility of share price returns, dividends, the risk-free interest rate and the time to maturity of the option. The fair value of stock options with market conditions is determined by using a Monte Carlo Simulation incorporating the hurdle (or barrier) that needs to be reached as an additional input parameter. The fair value of share-based equity-settled compensation plans is measured at grant date and compensation cost is recognized over the vesting period with a corresponding increase in equity. The number of stock options expected to vest is estimated at each measurement date.

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

Affimed N.V.

Notes to the consolidated financial statements

New standards and interpretations not yet adopted

The following new standards and amendments to standards are effective for annual periods beginning after December 31, 2022 and have not been applied in preparing these consolidated financial statements.

Standard/interpretation	Effective Date [1]

Amendments to IAS 1 Presentation of Financial Statements: Classification of Liabilities as Current or Non-current	January 1, 2024
Amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2: Disclosure of Accounting policies	January 1, 2023
Amendments to IAS 8 Accounting policies, Changes in Accounting Estimates and Errors: Definition of Accounting Estimates	January 1, 2023
Amendments to IAS 12 Income Taxes: Deferred Tax related to Assets and Liabilities arising from a Single Transaction	January 1, 2023
Amendments to IFRS 16 Leases: Lease Liability in a Sale and Leaseback	January 1, 2024

1 Shall apply for periods beginning on or after the date shown in the effective date column.

The amended standards are not expected to have a significant effect on the consolidated financial statements of the Group.

4.	Segment reporting
(i)	Information about reportable segment

The Group is active in the discovery, pre-clinical and clinical development of antibodies based on its core technology. The activities are either conducted as own project development or for third party companies. Management of resources and reporting to the chief operating decision maker, being the Management Board, is based on the Group as a whole.

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

Revenue:	2022	2021	2020

Germany	152	742	194
Europe	0	0	2
USA	41,201	39,624	28,164
	41,353	40,366	28,360

Non-current assets as of December 31:	2022	2021	2020
Germany	3,435	4,896	3,796
Czech Republic	1,007	1,306	914
USA	0	12,539	20,216
	4,442	18,741	24,926

Affimed N.V.

Notes to the consolidated financial statements

(iii)	Major Customers

In 2022 and 2021, revenue with Genentech and Roivant each exceeded 10% of total revenue. In 2020, the Group’s revenue with Genentech exceeded 10% of total revenues.

5.	Revenue

Collaboration with Genentech

In August 2018, Affimed entered into a strategic collaboration agreement with Genentech Inc. (Genentech), headquartered in San Francisco, USA. Under the terms of the agreement Affimed is providing services related to the development of novel NK cell engager-based immunotherapeutics to treat multiple cancers. The Genentech agreement became effective at the beginning of October 2018. Under the terms of the agreement, Affimed received $96.0 million (€83.2 million) in an initial upfront payment and committed funding on October 31, 2018.

The Group recognized €18.5 million as revenue in 2022 (2021: €21.6 million, 2020: €26.2 million). As at December 31, 2022, the Group held contract liabilities of €1.7 million (December 31, 2021: €20.2 million, December 31, 2020: €41.9 million), which will be recognized as revenue in subsequent periods.

Under the terms of the agreement, Affimed is eligible to receive up to an additional $5.0 billion over time, including payments upon achievement of specified development, regulatory and commercial milestones. Affimed is also eligible to receive royalties on any potential sales.

Collaboration with Roivant

On November 9, 2020 Affimed and Affivant Sciences GmbH (formerly Pharmavant 6 GmbH), a subsidiary of Roivant Sciences Ltd. (Roivant), announced a strategic collaboration agreement which grants Roivant a license to the preclinical molecule AFM32. Under the terms of the agreement, Affimed received $60 million in upfront consideration, comprised of $40 million in cash and pre-funded research and development funding, and $20 million of common shares in Roivant. Affimed is eligible to receive additional proceeds in the form of option fees contingent on the commencement of additional programs contemplated under the agreement. The Group is eligible to receive up to an additional $2 billion in milestones payments upon achievement of specified development, regulatory and commercial milestones, as well as tiered royalties on net sales.

For the year ended December 31, 2022 the group has recognized €22.7 million (2021: €17.7 million, 2020: €1.4 million) as revenue. As of December 31, 2022, the Group held contract liabilities of €8.6 million (December 31, 2021: €31.3 million, December 31, 2020: €49.0 million), which will be recognized as revenue in subsequent periods as services are provided.

Research service agreements

The Group has entered into certain research service agreements. These research service agreements provide for non-refundable upfront technology access research funding and milestone payments. The Group recognized revenue of €0.2 million, €1.1 million and €0.6 million during the years ended December 31, 2022, 2021 and 2020 respectively.

Contract balances

The following table provides information about receivables and contract liabilities from contracts with customers.

	December 31, 2022	December 31, 2021
Receivables	0	150
Contract liabilities	10,331	51,633

Affimed N.V.

Notes to the consolidated financial statements

An amount of €41,302 that was recognized in contract liabilities at the beginning of the period was recognized as revenue during the period ended December 31, 2022 (2021: €39,512; 2020: €17,457).

The remaining performance obligations at December 31, 2022 are approximately €10.3 million and are expected to be largely recognized as revenue over the next 12 months (2022: €9.2 million; 2021: €44.4 million), with a smaller portion being realized thereafter (2022: €1.1 million;2021: €7.2 million).

Disaggregation of revenue

	2022	2021	2020
Major service lines:
Collaboration revenue	41,198	39,301	27,755
Service revenue	155	1,065	605
	41,353	40,366	28,360

Timing on revenue recognition:
Point in time	0	490	9,180
Over time	41,353	39,876	19,180
	41,353	40,366	28,360

Affimed N.V.

Notes to the consolidated financial statements

6.Other income and expenses — net

Other income and expenses, net, mainly comprises foreign exchange losses of €99 in 2022 (2021: gains of €125, 2020: gain of €129); income from government grants for research and development projects of €563 in 2022, €344 in 2021, and €348 in 2020 and from research collaborations where costs are shared equally between both parties of €898 (2021: €1,072, 2020: €0).

7.Research and development expenses

The following table shows the different types of expenses allocated to research and development costs for the years ended December 31:

	2022	2021	2020
Third-party services	61,943	54,810	29,324
Personnel expenses	29,023	20,532	13,638
Legal, consulting and patent expenses	1,177	1,301	2,380
Cost of materials	2,138	2,152	1,730
Amortization and depreciation	2,639	1,057	834
Other expenses	1,894	1,636	2,083
	98,814	81,488	49,989

Amortization and depreciation includes an impairment of €1.5 million in respect of a technology licence (see note 12).

8.General and administrative expenses

The following table shows the different types of expenses allocated to general and administrative costs for the years ended December 31:

	2022	2021	2020
Personnel expenses	15,249	10,713	6,319
Legal, consulting and audit expenses	8,299	8,134	5,601
Insurance expenses	3,493	2,613	904
Other expenses	5,034	2,758	891
	32,075	24,218	13,715

9.Employee benefits

The following table shows the items of employee benefits for the years ended December 31:

	2022	2021	2020
Wages and salaries	23,370	17,882	15,081
Social security costs	3,098	2,332	1,847
	26,468	20,214	16,928

The employer’s contributions to pension insurance plans of €1,322 (2021: €1,030, 2020: €795) are classified as payments under a defined contribution plan and are recognized as an expense.

Affimed N.V.

Notes to the consolidated financial statements

10.Finance income and finance costs

The following table shows the items of finance income and costs for the years ended December 31:

	2022	2021	2020
Interest SVB Loan Agreement (see note 20)	(1,630)	(712)	(95)
Foreign exchange differences	3,386	7,636	(6,693)
Interest on certificates of deposit with maturities of more than three months	0	0	186
Other finance income/finance costs - net	361	(415)	(45)
	2,117	6,509	(6,647)

11.Income taxes

The Group did not incur any material income tax in the periods presented. As of December 31, 2022, deferred tax assets from differences resulting from intangible assets (€238; 2021: €207), trade and other receivables (€102; 2021: €1,194), borrowings (€26; 2021: €44), lease liabilities (€150; 2021: €206), trade and other payables (€31; 2021: €31), long-term financial assets (€0; 2021: €1,149) and contract liabilities (€0; 2021: €47) have not been recognized as deferred tax assets as no sufficient future taxable profits or offsetting deferred tax liabilities are available. As of December 31, 2022 deferred tax liabilities from temporary differences result mainly from leasehold improvements and equipment and right-of-use assets (€204; 2021: €276), other assets (€0; 2021: €1,054), long-term financial assets (€266; 2021: €0), contract liabilities (€291; 2021: €0) and borrowings (€86; 2021: €93). Deferred tax liabilities are not recognized as there is an excess of deferred tax assets over deferred tax liabilities.

A reconciliation between actual income taxes and the expected tax benefit from the loss before tax multiplied by the Group's applicable tax rate is presented below for the years ended December 31:

	2022	2021	2020
Loss before tax	(86,002)	(57,521)	(41,365)
Income tax benefit at tax rate of 29.825%	25,650	17,156	12,337
Adjustments of deferred tax assets	(25,022)	(15,850)	(11,196)
Adjustments for local tax rates	23	(62)	(41)
Non-deductible expenses	(755)	(1,434)	(803)
Other	102	188	(298)
Income taxes	(2)	(2)	(1)

In Germany, Affimed has tax losses carried forward of €372.0 million (2021: €288.6 million) for corporate income tax purposes and of €371.0 million (2021: €287.7 million) for trade tax purposes that are available indefinitely for offsetting against future taxable profits of that entity. Restrictions on the utilization of tax losses in case of a change of control of ownership in Affimed were mitigated by the enactment of the Economic Growth Acceleration Act (Wachstumsbeschleunigungsgesetz 2009). According to the provisions of this act unused tax losses of a corporation as of the date of a qualified change in ownership are preserved to the extent they are compensated by an excess of the fair value of equity for tax purposes above its carrying amount of the Group. The maximum amount of tax losses at risk of being lost due to ownership changes is approximately €59 million. Deferred tax assets have not been recognized in respect of any losses carried forward as no sufficient taxable profits of Affimed are expected.

Tax losses carried forward of Abcheck s.r.o. amount to €20 as of December 31, 2022 (2021: €20).

Affimed N.V.

Notes to the consolidated financial statements

12.Intangible assets

	Licences	Software	Total
Cost as of January 1, 2022	2,034	293	2,327
Additions	0	37	37
Cost as of December 31, 2022	2,034	330	2,364

Accumulated amortisation/impairment as of January 1, 2022	470	250	720
Amortisation charge for the year	87	23	110
Impairment incurred during the year	1,476	0	1,476
Accumulated amortisation/impairment as of December 31, 2022	2,033	273	2,306
Carrying value as of December 31, 2022	1	57	58

	Licences	Software	Total
Cost as of January 1, 2021	2,032	290	2,322
Additions	2	3	5
Cost as of December 31, 2021	2,034	293	2,327

Accumulated amortisation as of January 1, 2021	382	222	604
Amortisation charge for the year	88	28	116
Accumulated amortisation as of December 31, 2021	470	250	720
Carrying value as of December 31, 2021	1,564	43	1,607

In December 2020, Affimed entered into a patent and technology license agreement (the “MD Anderson License”) providing the Group with an exclusive development and commercialization license. The Group recognized the non-refundable license fee of $2 million (€1.6 million) as an intangible asset and was amortising the acquisition cost, on a straight line basis, over an estimated useful life of 19 years. In 2022, however, Affimed decided that further development of its ICE® molecules would utilize alternative technologies that would not require the MD Anderson License, as evidenced by Affimed’s agreement with Artiva to develop AFM13 in combination with AB-101. Accordingly, Affimed determined that it was unlikely that the MD Anderson License would be used going forward, and therefore an impairment indicator was identified by management resulting in impairment of the remaining net book value of the license (€1.5 million) to nil.

13.Leasehold improvement and equipment

		Laboratory
	Leasehold	and office
	improvements	equipment	Total
Cost as of January 1, 2022	74	7,321	7,395
Additions	0	658	658
Cost as of December 31, 2022	74	7,979	8,053

Accumulated depreciation as of January 1, 2022	54	3,527	3,581
Depreciation charge for the year	2	647	649
Accumulated depreciation as of December 31, 2022	56	4,174	4,230
Carrying value as of December 31, 2022	18	3,805	3,823

Affimed N.V.

Notes to the consolidated financial statements

		Laboratory
	Leasehold	and office
	improvements	equipment	Total
Cost as of January 1, 2021	74	5,125	5,199
Additions	—	2,196	2,196
Cost as of December 31, 2021	74	7,321	7,395

Accumulated depreciation as of January 1, 2021	47	2,926	2,973
Depreciation charge for the year	7	601	608
Accumulated depreciation as of December 31, 2021	54	3,527	3,581
Carrying value as of December 31, 2021	20	3,794	3,814

14.Long-term financial assets

The Group holds preferred shares in Amphivena, which are currently recognized at their fair value of nil. The impairment of the asset was recognized in 2021 based on the decision made by the board of Amphivena to wind down the company. Based on current information, we continue to estimate that the fair value remains at nil (December 31, 2021: nil).

As of December 31, 2021, the long-term financial assets included the Group’s investment in Roivant at its fair value of €12.3 million. As at December 31, 2021 the fair value of the shares in Roivant was based on its quoted market price.

In June 2022, a strategic decision was taken to dispose of this investment. These shares were sold at a weighted average selling price of €4.54 ($4.59) resulting in gross proceeds of €6.3 million ($6.4 million). The cumulated loss on sale of these shares of €10.8 million, original acquisition price of shares having been €17.1 million, was reclassified within equity from the fair value reserve to the accumulated deficit.

15.Cash and cash equivalents

	December 31,
	2022	2021
Bank balances	190,286	129,972
Call deposits	0	67,658
	190,286	197,630

Call deposits all have original maturities of 3 months or less.

16.Trade and other receivables

The trade receivables as of December 31, 2022 and 2021, of €0 and €150, respectively, are all due in the short-term, do not bear interest and are not impaired. Other receivables are all due within the short-term and mainly comprise value-added tax receivables of €1,505 (2021: €2,737).

17.Other assets and prepaid expenses

Other assets and prepaid expenses as of December 31, 2022 of €2.5 million (2021: €3.5 million) are short-term in nature, do not bear interest and are not impaired. The other assets and prepaid expenses mainly comprise a prepayment of €1.1 million (2021: €2.9 million) for the reservation of manufacturing capacity, €0 (2021: €0.3 million) as prepayment for manufacturing activities and €0.5 million (2021: €0) prepayment for assets secured for the new premises.

Affimed N.V.

Notes to the consolidated financial statements

18.Equity

As of December 31, 2022, the share capital of €1,493 (2021: €1,234) is composed of 149,339,335 (2021: 123,419,772) common shares with a par value of €0.01.

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

In April 2021, Silicon Valley Bank exercised all of its warrants which were issued in the course of a loan agreement entered into 2016 and repaid by the Company in 2020. Accordingly, the Group issued 173,482 common shares in 2021.

On April 18, 2022, the Company closed its public offering of 22,500,000 common shares, at the public offering price of $4.00 per share. The exercise of the underwriters’ option to purchase over-allotment shares brought the total number of common shares sold by Affimed to 25,875,000. The public offering generated net proceeds of €89.8 million ($97.0 million), after deducting €6.0 million ($6.5 million) in underwriting commissions and other offering expenses.

In connection with common share issuances in 2022 an amount of €6.0 million of direct and incremental transaction cost was deducted from equity; shown net of proceeds in the statement of changes in equity.

As of December 31, 2022, authorized share capital of the company amounts to €3,120 (2020: €3,120) and 311,950,000 (2021: 311,950,000) common shares, each with a nominal value of €0.01 per share.

19.Share-based payments

In 2014, an equity-settled share-based payment program was established by Affimed N.V. (ESOP 2014). Under this program, the Company granted awards to certain members of the Management Board, certain members of the Company’s Supervisory Board, non-employee consultants and employees.

Share-based payments with service conditions

The majority of the awards vest in installments over three years and can be exercised up to 10 years after the grant date. In 2022 and 2021, the Group granted 4,915,600 and 4,131,076 awards, respectively, to employees, members of the Management Board and members of the Supervisory Board. Fair value of the awards at grant date in 2022 amounts to €14.1 million ($15.7 million).

During 2022, 277,427 ESOP 2014 awards were cancelled or forfeited due to termination of employment or termination of consulting agreements with non-employees (2021: 385,355), and 43,440 options were exercised at a weighted average exercise price of $2.52 (2021: 1,114,061 options were exercised at a weighted average exercise price of $2.19).

As of December 31, 2022, 15,269,734 ESOP 2014 awards were outstanding (December 31, 2021: 10,675,001), 8,510,863 awards (December 31, 2021: 5,422,591) were vested. The options outstanding at December 31, 2022 had an exercise price in the range of $1.30 to $13.47 (2021: $1.30 to $13.47), a weighted average remaining contractual life of 7.4 years (2021: 7.7 years) and a weighted average exercise price of $4.91 (2021: $5.21). In 2022 and 2021, the Group estimated an annual forfeiture rate of 4.0% for unvested options.

Affimed N.V.

Notes to the consolidated financial statements

Share-based payments with market condition

During 2022, the Company issued 2,825,000 options with market-based performance conditions to members of the Management Board and employees. Each grant consists of three tranches, whereby one-third of the total grant will vest when the volume-weighted average share price over the preceding thirty trading days reaches $12.00, $15.00, and $18.00, respectively. Except with respect to a change of control, these options shall not vest before the first anniversary of the grant date. Fair value of the awards at grant date as of December 31, 2022 amounts to €2.9 million ($3.2 million) and the contractual lifetime of the options is two years. Any unvested awards on the date that is two years following the grant date will lapse.

Share-based payment expense

In 2022, an expense of €19,110 was recognized affecting research and development expenses (€10,351) and general and administrative expenses (€8,759). In 2021, an expense of €11,820 was recognized affecting research and development expenses (€5,892) and general and administrative expenses (€5,928). In 2020, an expense of €3,381 was recognized affecting research and development expenses (€1,524) and general and administrative expenses (€1,857).

Fair value measurement

The fair value of options was determined using the Black-Scholes-Merton valuation model. The significant inputs into the valuation model of share based payment grants with service conditions are as follows (weighted average):

	2022	2021
Fair value at grant date	$3.19	$6.18
Share price at grant date	$4.29	$8.18
Exercise price	$4.29	$8.18
Expected volatility	90%	95%
Expected life	5.9	5.9
Expected dividends	0.0	0.0
Risk-free interest rate	2.32%	1.14%

The fair value of options with market conditions was determined using a Monte Carlo simulation. The significant inputs into the valuation model are as follows (weighted average):

2022
Fair value at grant date	$1.13
Share price at grant date	$4.58
Exercise price	$4.58
Expected volatility	70%
Expected life	2.00
Expected dividends	0.00
Risk-free interest rate	2.41%

Expected volatility is estimated based on the observed daily share price returns of Affimed measured over a historic period equal to the expected life of the awards.

The risk-free interest rates are based on the yield to maturity of U.S. Treasury strips (as best available indication for risk-free rates), for a term equal to the expected life, as measured as of the grant date.

Affimed N.V.

Notes to the consolidated financial statements

20.Borrowings

Silicon Valley Bank

In January 2021, the Group entered into a new loan agreement with Silicon Valley Bank German Branch (SVB) which provides Affimed with up to €25 million in term loans in three tranches: €10 million available at closing, an additional €7.5 million upon the achievement of certain conditions, including milestones related to Affimed’s pipeline and market capitalization, and a third tranche of €7.5 million upon the achievement of certain additional conditions related to Affimed’s pipeline and liquidity. The first tranche of €10 million was drawn in February 2021 and the second tranche of €7.5 million in December 2021. Pursuant to the terms of the agreement, the loan bears interest at the greater of the European Central Bank Base Rate and 0%, plus 5.5%. Affimed is entitled to make interest only payments through December 1, 2022. The loan will mature at the end of November 2025. As of December 31, 2022, the fair value of the liability did not differ significantly from its carrying amount (€17.5 million).

The loan is secured by a pledge of 100% of the Group’s ownership interest in Affimed GmbH, all intercompany claims owed to Affimed N.V. by its subsidiaries, and collateral agreements for all bank accounts, inventory, trade receivables and other receivables of Affimed N.V. and Affimed GmbH recognized in the consolidated financial statements with the following book values:

	Book value as of
	December 31, 2022
	Consolidated	thereof
	financial	assets
	statements	pledged
Intangible assets*	58	58
Leasehold improvements and equipment	3,823	3,002
Inventories	628	556
Trade and other receivables	2,697	2,090
Cash and cash equivalents	190,286	188,465
Total	197,492	194,171

* Assignment is subject to the occurrence of a defined trigger event.

UniCredit Leasing CZ

In April 2019, the Group entered into a loan agreement with UniCredit Leasing CZ for €562. After an initial instalment of €127 in the second quarter of 2019, repayment is effected in monthly instalments of €8. In May 2020, an interest-only-period for 6 months was agreed, extending repayment for 6 months until May 2024. As of December 31, 2022, an amount of €136 (December 31, 2021: €231) was outstanding, of which €96 (December 31, 2021: €94) was classified as current liabilities. As of December 31, 2022 and 2021, the fair value of the liability did not differ significantly from its carrying amount.

Affimed N.V.

Notes to the consolidated financial statements

Reconciliation to cash flows from financing

Movements of liabilities reconcile to cash flows arising from financing activities as follows:

	2022	2021
Balance as of January 1	17,640	323
Changes from financing cash flows
Proceeds from borrowings	0	17,500
Repayment of borrowings	(580)	(92)
	17,060	17,408
Other Changes
Changes in capitalized borrowing costs, net	557	(91)

Balance as of December 31	17,617	17,640

21.Trade and other payables

Trade and other payables comprise trade payables of €16,731 (2021: €17,085). Other payables mainly comprise payroll and employee related liabilities for withholding taxes and social security contributions of €2,203 (2021: €1,294) and payables due to employees for unused holidays and other accruals. Other payables are normally settled within 30 days.

22.Leases

Affimed presents right-of-use assets for offices, laboratories and vehicles leased in a separate line item from the line item “Leasehold improvements and equipment” that presents other assets of the same nature that Affimed owns. The agreements for the existing premises have an average non-cancellable term of between one and four years with renewal options included in some contracts. For equipment leased with contract terms that are short term and/or leases of low-value items the Group has elected not to recognize right-of-use assets and lease liabilities for these leases.

The carrying amounts of right-of-use assets reconcile as follows:

	Carrying amount
	Buildings	Cars	Office equipment	Total
Balance as of January 1, 2022	942	21	9	972
Depreciation charge for the year	(650)	(9)	(6)	(665)
Additions to right-of-use assets	254	0	0	254
Balance as of December 31, 2022	546	12	3	561

	Carrying amount
	Buildings	Cars	Office equipment	Total
Balance as of January 1, 2021	923	2	15	940
Depreciation charge for the year	(595)	(8)	(6)	(609)
Additions to right-of-use assets	614	27	0	641
Balance as of December 31, 2021	942	21	9	972

Affimed N.V.

Notes to the consolidated financial statements

Cash outflow related to leases are as follows:

	2022	2021
Repayment of lease liabilities	733	564
Interest on lease liabilities	31	46
Short-term lease payments	23	23
Cash outflow from leasing	787	633

Future contractually agreed undiscounted lease payments are as follows:

	2022	2021
Payments within one year	631	708
Payments between one and five years	180	379
	811	1,087

Movements of lease liabilities reconcile to cash flows arising from financing activities as follows:

	2022	2021
Balance as of January 1	1,051	974
Changes from financing cash flows
Repayment of lease liabilities	(733)	(564)
	(733)	(564)
Other Changes
New lease contracts	254	641
	254	641
Balance as of December 31	572	1,051

23.Other commitments and contingencies

Commitments

The Group plans to move to new facilities in 2023 and has entered into a lease contract for offices and laboratories with handover taking place approximately mid-2023. Expected payments include monthly rent of €141, an anticipated one-time payment of €1,170 for laboratory construction and a security deposit of €503. The contractual lease term is ten years including a cancellation option after 5 years with an expected start mid-2023. The terms provide for renewal options.

Contingencies

Affimed has entered into various license agreements that contingently trigger payments upon achievement of certain milestones and royalty payments upon commercialization of a product in the future.

24.Related parties

Transactions with key management personnel

The compensation of managing directors comprised of the following:

Affimed N.V.

Notes to the consolidated financial statements

	2022	2021	2020
Short-term employee benefits	3,662	3,633	2,936
Share-based payments	6,732	5,235	1,848
	10,394	8,868	4,784

Remuneration of Affimed’s managing directors comprises fixed and variable components and share-based payment awards. In addition, the managing directors receive supplementary benefits such as fringe benefits and allowances. In the case of an early termination, the managing directors receive a severance.

The supervisory board directors of Affimed N.V. received compensation for their services on the supervisory board of €431 (2021: €392; 2020: €364). In 2022, the Group recognized expenses for share-based payments for supervisory board members of €1,370 (2021: €847, 2020: €293).

The following table provides the total amounts of outstanding balances for supervisory board compensation and expense reimbursement related to managing directors:

	Outstanding balances
	December 31,	December 31,
	2022	2021
Adi Hoess	1	5
Wolfgang Fischer	2	—
Arndt Schottelius	3	—
Thomas Hecht	21	19
Mathieu Simon	10	8
Ferdinand Verdonck [1]	—	(1)
Ulrich Grau	26	16
Bernhard Ehmer	17	20
Harry Welten	8	10
Annalisa Jenkins	11	9
Uta Kemmerich-Keil	18	19

1 left the Supervisory Board in June 2021.

25.Financial risk management

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

The Group holds investments in financial fixed assets which were obtained through collaboration agreements with external parties and do not relate to investing activities in order to generate financial income.

The main risks arising from the Group's financial instruments are credit risk, interest rate risk, liquidity risk and foreign currency risk. The measures taken by management to manage each of these risks are summarized below.

Affimed N.V.

Notes to the consolidated financial statements

(ii)	Credit risk

The Group’s financial assets comprise to a large extent cash and cash equivalents. In addition, financial assets include shares and trade and other receivables. The total carrying amount of shares (€ nil, 2021: €12.3 million), cash and cash equivalents  (€190.3 million, 2021: € 197.6 million) and trade and other receivables (€2.7 million, 2021: €4.8 million) represents the maximum credit exposure of €193.0 million (2021: €214.7 million).

The cash and cash equivalents are held with banks, which are rated AA3 to AA2 based on Standard & Poor’s and Moody’s.

(iii)	Interest rate risk

The Group’s interest rate risk arises from cash accounts.

Market interest rates on cash and cash equivalents as well as on term deposits were low, and in some cases negative, resulting in net interest income of €401 (2021: interest expense of €358). A shift in interest rates (increase or decrease) could potentially have a material impact on the loss of the Group.

(iv)	Other price risks

The fair value of the shares in Amphivena depends on the estimated share price, however as the shares are currently reflected at nil, no material exposure exists.

(v)	Foreign currency risk

Foreign exchange risk arises when future commercial transactions or recognized assets or liabilities are denominated in a currency that is not the entity’s functional currency.

The Group’s entities are mainly exposed to Czech Koruna (CZK), US Dollars (USD) and British Pound (GBP). The net exposure as of December 31, 2022 was €28,694 (2021: €53,487) and mainly relates to US Dollars.

In 2022, if the Euro had weakened/strengthened by 10% against the US dollar with all other variables held constant, the loss would have been €3,270 (2021: €5,482) higher/lower, mainly as a result of foreign exchange gains/losses on remeasurement of US dollar-denominated financial assets. The Group considers a shift in the exchange rates of 10% as a realistic scenario.

Loss is more sensitive to movement in exchange rates shifts in 2022 than in 2021 because of the increased volume of US dollar-denominated transactions.

The following significant exchange rates have been applied during the year:

	2022	2021	2020
	CZK or USD	CZK or USD or	CZK or USD or
	or GBP/EUR	GBP/EUR	GBP/EUR
CZK - Average Rate	0.04071	0.03900	0.03780
CZK - Spot rate	0.04147	0.04023	0.03811

USD - Average Rate	0.94967	0.84552	0.87550
USD - Spot rate	0.93756	0.88292	0.81493

GBP - Average Rate	1.17266	1.16333	1.12397
GBP - Spot rate	1.12748	1.19008	1.11231

Affimed N.V.

Notes to the consolidated financial statements

(vi)	Liquidity risk

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

In 2022, 2021 and 2020, Affimed raised significant funding that it estimates will enable the Group to fund operating expenses and capital expenditure requirements into 2025.

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

On January 15, 2021 the Company issued 19,166,667 common shares at a price of $6.00 per share in a public offering resulting in gross proceeds before deducting underwriting discounts and commissions and estimated expenses of the offering of $115 million.

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

On April 18, 2022, the Company closed its public offering of 22,500,000 common shares, at the public offering price of $4.00 per share. The exercise of the underwriters’ option to purchase over-allotment shares brought the total number of common shares sold by Affimed to 25,875,000. The public offering generated net proceeds of €89.8 million ($97.0 million), after deducting €6.0 million ($6.5 million) in underwriting commissions and other offering expenses.

Affimed N.V.

Notes to the consolidated financial statements

The Group expects that further funding will be required to complete the development of the existing product candidates. Further, funding will also be required to commercialize the products if regulatory approval is received.

The contractual maturities of Borrowings are as follows:

	2022	2021
Payments within one year	5,930	580
Payments between one and five years	12,752	18,682
	18,682	19,262

(vii)	Capital management

The primary objective of the Group’s capital management is to ensure that it maintains its liquidity in order to finance its operating activities and meet its liabilities when due.

The Group manages its capital structure primarily through equity.

26.Subsequent events

Cash, Cash Equivalents, and Borrowings with Silicon Valley Bank

As at, and subsequent to December 31, 2022, the Company had cash and cash equivalents that were deposited with Silicon Valley Bank Santa Clara, California (“SVB US”) and Silicon Valley Bank UK Limited (“SVB UK”). On March 10, 2023, SVB US was closed by the California Department of Financial Protection and Innovation, which appointed the Federal Deposit Insurance Corporation (“FDIC”) as receiver. On March 13, 2023, FDIC transferred all deposits and substantially all assets of SVB US, to a newly created, full-service FDIC-operated ‘bridge bank’ (“Silicon Valley Bridge Bank”) in an action designed to protect all depositors of SVB US. On March 13, 2023, the Bank of England, in consultation with the Prudential Regulation Authority, HM Treasury and the Financial Conduct Authority, has taken the decision to sell SVB UK to HSBC UK Bank Plc. Meanwhile, the Company continues to have full access to the cash and cash equivalents held on deposit at Silicon Valley Bridge Bank and SVB UK. Furthermore, as described in Note 20, the Company has a loan agreement with SVB US Germany Branch. On March 20, 2023, Silicon Valley Bridge Bank was granted permission to conduct the lending business previously operated by SVB US Germany Branch through its German branch, SVB Germany. Overall, the Company expects that the foregoing will not have an impact on the Company’s business activities.