Form 20-F
period 2023-12-31
Affimed N.V.
filed 2024-03-28
CIK 1608390

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

(Mark One)

☐   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR

☐   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                       to

OR

☐   SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 001-36619

AFFIMED N.V.

(Exact name of Registrant as specified in its charter)

	aβe 2 68165 Mannheim, Germany	49) 621-560-030 Mannheim, Germany
The Netherlands	Gottlieb-Daimler-Straβe 2 68165 Mannheim, Germany	Andreas Harstrick, Interim Chief Executive Officer Tel: (+49) 621-560-030 Gottlieb-Daimler-Straβe 2 68165 Mannheim, Germany
(Jurisdiction of incorporation or organization)	(Address of principal executive offices)	(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
Copy to: Sophia Hudson Kirkland & Ellis LLP 601 Lexington Avenue New York, NY 10022 Phone: 212 446 4750 Fax: 212 3446 4900

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common shares, nominal value €0.1 per	AFMD	The NASDAQ Capital Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
Title of Class

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
Title of Class

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of the period covered by the annual report.	Common shares: 15,227,463.1
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.	☐ Yes☒ No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.	☐ Yes☒ No

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

TRADEMARKS

Affimed®, ROCK® (“Redirected Optimized Cell Killing”) and ICE® (“Innate Cell Engager”) are our registered word trademarks. Moreover, combined word and figurative trademarks are registered for the Affimed logo in color and grayscale. The trademarks, trade names and service marks appearing in this Annual Report are property of their respective owners. Solely for convenience, the trademarks and trade names in this Annual Report may be referred to without the symbols ® and ™, but such references should not be construed as any indication that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto.

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

Forward-looking statements appear in a number of places in this Annual Report and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section “Item 3. Key Information—D. Risk factors” in this Annual Report. These risks and uncertainties include factors relating to:

●	our operation as a development stage company with a history of operating losses; as of December 31, 2023, our accumulated deficit was €536.1 million;
●	our corporate restructuring and the associated headcount reduction may not result in anticipated savings, could result in total costs and expenses that are greater than expected and could disrupt our business;
●	the possibility that our clinical trials may be delayed or put on clinical hold; for example, due to slower than expected enrollment or regulatory actions, or not be successful and clinical results may not reflect results seen in previously conducted preclinical studies and clinical trials, or expectations based on these preclinical studies and clinical trials;
●	our reliance on contract manufacturers and contract research organizations over which we have limited control;
●	our lack of adequate funding to complete development of our product candidates and the risk we may be unable to access additional capital on reasonable terms or at all to complete development and begin commercialization of our product candidates. See Note 2, Going concern, in the Notes to the consolidated financial statements in this Annual Report on Form 20-F for additional information;
●	our dependence on the success of acimtamig (AFM13), AFM24 and AFM28 (which are still in clinical development), each of which may eventually prove to be unsuccessful or commercially not exploitable;
●	the success of the Affimed-Artiva partnership, including in relation to the fact that the current clinical data of acimtamig in combination with natural killer (“NK”) cell therapy is based on acimtamig precomplexed with fresh allogeneic cord blood-derived NK (“cbNK”) cells from The University of Texas MD Anderson Cancer Center (“MDACC”), as opposed to AlloNK® (also known as AB-101), which is a cryopreserved allogeneic cord blood-derived NK cell that will be co-administered with acimtamig;
●	uncertainty surrounding whether any of our product candidates will gain regulatory approval, which is necessary before they can be commercialized;
●	decisions made by the United States Food and Drug Administration (the “FDA”) and other regulatory authorities with respect to the development and commercialization of our products, including decisions regarding accelerated approval with respect to the LuminICE-203 study design;
●	the outcome of any discussions we may enter regarding acquisitions, dispositions, partnerships, license transactions or changes to our capital structure, including our receipt of any milestone payments or royalties or any future securities offerings;
●	the chance that we may become exposed to costly and damaging liability claims resulting from the testing of our product candidates in the clinic or in the commercial stage;

●	if our product candidates obtain regulatory approval, our being subject to expensive ongoing obligations and continued regulatory oversight;
●	enacted and future legislation may increase the difficulty and cost for us to obtain marketing approval and commercialization;
●	future legislation may materially impact our ability to realize revenue from any approved and commercialized products;
●	the chance that our products may not gain market acceptance, in which case we may not be able to generate product revenues;
●	our reliance on our current strategic relationships with Roivant Sciences Ltd. (“Roivant”), Artiva Biotherapeutics, Inc. (“Artiva”), the MDACC and Genentech and the potential failure to enter into new strategic relationships or difficulties with our strategic partners that may slow the progress of our joint developments or lead to the termination of a partnership and the need to enter into a new one, all of which could take substantial time and attention of our management team;
●	our reliance on third parties to conduct our nonclinical and clinical trials and on third-party, single-source suppliers to supply or produce our product candidates;
●	our ability to scale-up manufacturing processes of our product candidates and reduce the cost of manufacturing our product candidates in advance of any commercialization;
●	our ability to retain key personnel and recruit additional qualified personnel;
●	the widespread outbreak of an illness or communicable disease or any other public health crisis, similar to the recent COVID-19 pandemic;
●	the impact on our business of macroeconomic trends, political events, war, terrorism, business interruptions and other geopolitical events and uncertainties, such as the Russia-Ukraine conflict or the conflict in the Middle East, and the instability in the banking sector experienced in the first quarter of 2023; and
●	other risk factors discussed under “Item 3. Key Information—D. Risk factors.”

Our actual results or performance could differ materially from those expressed in, or implied by, any forward-looking statements relating to those matters. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do transpire or occur, what impact they will have on our results of operations, cash flows or financial condition. It is not possible to predict or identify all such risks. There may be additional risks that we consider immaterial, or which are unknown. Except as required by law, we are under no obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.

v

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

C.   Reasons for the offer and use of proceeds

Not applicable.

D.   Risk factors

You should carefully consider the risks and uncertainties described below and the other information in this Annual Report before making an investment in our common shares. Our business, financial condition or results of operations could be materially and adversely affected if any of these risks occurs, and as a result, the market price of our common shares could decline, and you could lose all or part of your investment. This Annual Report also contains forward-looking statements that involve risks and uncertainties. See “Cautionary Statement Regarding Forward-Looking Statements and Risk Factor Summary.” Our actual results could differ materially and adversely from those anticipated in these forward-looking statements as a result of certain factors.

Risks Related to Our Business and the Development and Commercialization of Our Product Candidates

Our corporate restructuring and the associated headcount reduction may not result in anticipated savings, could result in total costs and expenses that are greater than expected and could disrupt our business.

On January 8, 2024 in connection with the evaluation of strategic alternatives and in order to extend our resources, we approved a restructuring initiative (the “Initiative”) aimed at transforming us into a focused clinical organization. As part of the Initiative, we will direct all resources towards advancing the development of our clinical programs, resulting in a reduction of up to 50% of our workforce by dissolving our research and preclinical development departments, aligned with our narrowed strategic priorities.

As a result of the Initiative, we expect to incur a one-time expenditure for termination payments in the first half of 2024, some of which we expect to be set-off by cost savings during the second half of 2024. We may not realize, in full or in part, the anticipated benefits, savings and improvements in our cost structure from the Initiative due to unforeseen difficulties, delays or unexpected costs. If we are unable to realize the expected operational efficiencies and cost savings from the Initiative, our operating results and financial condition would be adversely affected. Furthermore, the Initiative may be disruptive to our operations. For example, our headcount reductions could yield unanticipated consequences, such as increased difficulties in implementing our business strategy, including retention of our remaining employees. Employee litigation related to the headcount reduction could be costly and prevent management from fully concentrating on the business. The Initiative may also yield unintended consequences, such as attrition beyond our reduction in workforce and reduced employee morale, which may cause remaining employees to seek alternative employment.

Any future growth would impose significant added responsibilities on members of management, including the need to identify, recruit, maintain and integrate additional employees. Due to fewer resources, we may not be able to effectively manage our operations or recruit and retain qualified personnel, which may result in weaknesses in our infrastructure and operations, risks that we may not be able to comply with legal and regulatory requirements and loss of employees and reduced productivity among remaining employees. For example, the workforce reduction may negatively impact our clinical, regulatory, technical operations and commercial functions, which would have a negative impact on our ability to successfully develop and ultimately, commercialize our product candidates. Our future financial performance and our ability to develop our product candidates or additional assets will depend, in part, on our ability to effectively manage any future growth or restructuring, as the case may be.

In addition, if we are not able to raise sufficient capital when needed, we could be forced to delay, reduce or eliminate our product development programs and the ability to continue as a going concern would be uncertain.

Our product candidates are in preclinical or clinical development. Drug development is expensive, time consuming and uncertain, and we may ultimately not be able to obtain regulatory approvals for the commercialization of some or all of our product candidates.

The research, testing, manufacturing, labeling, approval, selling, marketing and distribution of drug products are subject to extensive regulation by the FDA, the European Medicines Agency (the “EMA”), national competent authorities (the “NCAs”) in Europe, including the Paul-Ehrlich-Institute (the “PEI”) in Germany, and other non-U.S. regulatory authorities, which establish regulations that differ from country to country. We are not permitted to market our product candidates in the United States or in other countries until we receive approval of a Biologics License Application (“BLA”) or Investigational New Drug application (“IND”, together with BLAs, the “US Marketing Applications”) from the FDA, or marketing authorization application approvals from applicable regulatory authorities outside the United States. Our product candidates are in various stages of development and subject to the risks of failure inherent in drug development. Although we have submitted an IND application for a clinical study evaluating the combination of acimtamig and AlloNK® (such study herein referred to as “LuminICE-203”), we continue to have limited experience in conducting and managing the clinical studies necessary to obtain regulatory approval, including by the FDA or the European Commission.

Obtaining approval of US Marketing Applications or other marketing authorization applications from regulatory authorities outside the United States can be a lengthy, expensive and uncertain process. In addition, failure to comply with the FDA, the EMA and other non-U.S. regulatory requirements may, either before or after product approval, if any, subject our company to administrative or judicially imposed sanctions, including:

●	restrictions on our ability to conduct clinical studies, including full or partial clinical holds, or other regulatory objections to ongoing or planned trials;
●	restrictions on the products, manufacturers, or manufacturing process;
●	warning letters;
●	civil and criminal penalties;
●	injunctions;
●	suspension or withdrawal of regulatory approvals;
●	product seizures, detentions or import bans;
●	voluntary or mandatory product recalls and publicity requirements;
●	total or partial suspension of production;
●	imposition of restrictions on operations, including costly new manufacturing requirements; and
●	refusal to approve pending US Marketing Applications, or supplements thereto, and refusal to approve other marketing authorization applications in other jurisdictions.

The FDA, the EMA and other non-U.S. regulatory authorities also have substantial discretion in the drug approval process. The number of preclinical studies and clinical studies that will be required for regulatory approval varies depending on the product candidate, the disease, the medical need or condition that the product candidate is designed to address, and the regulations applicable to any particular drug candidate. Regulatory agencies can delay, limit or deny approval of a product candidate for many reasons, including:

●	a product candidate may not be deemed safe or effective;
●	the results may not confirm the positive results from earlier preclinical studies or clinical studies;
●	regulatory agencies may not find the data from preclinical studies and clinical studies sufficient;
●	regulatory agencies might not approve or might require changes to our manufacturing processes or facilities; or
●	regulatory agencies may change their approval policies or adopt new regulations that may have an impact on specific clinical programs. For example, the FDA’s Oncology Center of Excellence initiated Project Optimus to reform the dose optimization and dose selection paradigm in oncology drug development and Project FrontRunner to develop a framework for identifying candidate drugs that are appropriate to initially develop for the treatment of early metastatic disease, among other goals. It is unclear how the FDA plans to implement these goals and whether they will have an impact on specific clinical programs.

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

Our operations to date have been limited to financing and staffing our company, developing our technology and developing acimtamig, AFM24, AFM28 and, previously, our other product candidates. We have not yet demonstrated an ability to successfully complete a large-scale or pivotal clinical study, obtain marketing approval, manufacture a commercial scale product or conduct sales and marketing activities necessary for successful product commercialization. Consequently, predictions about our future success or viability may not be as accurate as they could be if we had a history of successfully developing and commercializing pharmaceutical products.

If clinical studies for our product candidates are prolonged, delayed or stopped, we may be unable to obtain regulatory approval and commercialize our product candidates on a timely basis, which would require us to incur additional costs and delay or restrict our receipt of any product revenue. There have been significant developments in the highly dynamic field of immuno-oncology such as the earlier availability of product candidates, or earlier approval of drugs for the same indications as our product candidates, which led us to adapt our clinical programs accordingly. For example, in the past, the marketing authorization of anti-PD-1 antibodies in Hodgkin Lymphoma (“HL”) resulted in delays in clinical study initiation and/or patient recruitment for our phase 2a investigator sponsored trial of acimtamig in HL. Certain clinical studies of our product candidates are sponsored by academic sites, which are known as investigator sponsored trials (“ISTs”). By definition, the financing, design, and conduct of such studies are under the responsibility of the academic site sponsor. Therefore, we have limited control over these studies, and we do not have control over the timing and reporting of the data from these trials. In addition, we may have limited information about ISTs while they are being conducted, including the timing of planned trial initiation, the status of patient recruitment, changes to trial design, and clinical study results.

At this stage, we cannot assure you of the safety or tolerability of acimtamig, AFM24, AFM28 mono- and/or combination therapy or of their ability to demonstrate efficacy in humans.

The commencement of planned clinical studies could be substantially delayed or prevented by several factors, including:

●	further discussions with the FDA, the EMA, or other regulatory agencies regarding the scope or design of our clinical studies;
●	the limited number of, and competition for, suitable sites to conduct our clinical studies, many of which may already be engaged in other clinical study programs, including some that may be for the same indication as our product candidates;
●	approval of drugs for the same indications as our product candidates;
●	any delay or failure to obtain regulatory approval or agreement to commence a clinical study in any of the countries where enrollment is planned;

●	inability to obtain sufficient funds required for a clinical study;
●	clinical holds on, or other regulatory objections to, a new or ongoing clinical study;
●	delay or failure in the testing, validation, manufacture and delivery of sufficient supplies of product candidate for our clinical studies;
●	delays related to the impact of a widespread outbreak of an illness or communicable disease or any other public health crisis, similar to the recent COVID-19 pandemic;
●	delay or failure to reach agreement on acceptable clinical study agreement terms with prospective sites or clinical research organizations (“CROs”) the terms of which can be subject to extensive negotiation and may vary significantly among different sites or CROs; and
●	delay or failure to obtain institutional review board (“IRB”) or ethics committee approval to conduct a clinical study at a prospective site.

The completion of our clinical studies has been and could in the future be substantially delayed or prevented by several factors, including:

●	slower than expected rates of patient recruitment and enrollment, due to factors including, but not limited to, the availability of other drugs to treat potential patients, the unwillingness of patients to participate in low-dose groups of dose-ranging studies and lack of recruitment by clinical study sites;
●	delays relating to adding new clinical study sites;
●	failure of patients to complete the clinical study or return for post-treatment follow-up;
●	failure of our collaborators to provide us with products necessary for us to conduct our combination studies;
●	safety issues, including severe or unexpected drug-related adverse effects experienced by patients, including possible deaths;
●	the FDA or other regulatory authorities requiring us to suspend or terminate a clinical study, or requiring us to submit additional data or imposing other requirements before permitting us to continue a clinical study;
●	lack of efficacy during clinical studies;
●	errors in trial design or conduct;
●	termination of our clinical studies by one or more clinical study sites;
●	inability or unwillingness of patients or clinical investigators to follow our clinical study protocols, including clinical investigators’ failure to comply with our clinical study protocols without our notice;
●	inability to monitor patients adequately during or after treatment by us and/or our CROs; and
●	the need to repeat or terminate clinical studies as a result of inconclusive or negative results or unforeseen complications in testing.

For example, in our clinical studies for acimtamig and AFM24, infusion related reactions (“IRRs”) have been a commonly observed treatment-related side effect, in some cases serious. In our phase 1b study evaluating the combination of acimtamig with pembrolizumab, IRRs related to acimtamig were observed in 27 of 30 patients, or 90%, and IRRs of grade 3 or greater were observed in four patients, or 13%. IRRs were also observed in our phase 2 REDIRECT study evaluating acimtamig for the treatment of relapsed / refractory (“R/R”) positive peripheral T cell lymphoma (“PTCL”), our phase 1/2a study evaluating NK cells pre-complexed with acimatmig in patients with CD30+ lymphomas, and our phase 1/2a studies evaluating AFM24 in patients with epidermal growth factor receptor (“EGFR”)-expressing tumors. While these IRRs have generally been well managed with pre-medication and interventional treatments, the incidence of IRRs has occasionally led to dose reductions and/or patients discontinuing their participation in our clinical trials. As we increase the number of clinical trials for our ICE® molecules and study them against new tumor targets, there can be no assurance that IRRs or other side effects will not cause delays or termination of our future clinical studies or development plans.

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

Furthermore, changes in combination therapies that we utilize in our clinical trials may create variability between results of early-stage clinical trials and later clinical trials. For example, to date we have generated data for acimtamig combined with allogeneic NK cells in CD30+ lymphomas utilizing a NK cell product from MD Anderson Cancer Center. The NK cell used in the phase 1/2 trial is a freshly prepared, cbNK cell (cord-blood derived) that is precomplexed with acimtamig. However, in November 2022, we announced a collaboration with Artiva to advance a separate development of the combination of acimtamig and AlloNK® into a potential registration enabling study, LuminICE-203. While AlloNK® is also an allogeneic, cord blood-derived NK cell, there are differences as compared to the NK cell used in our phase 1/2 study, including the fact that AlloNK® is cryopreserved and is manufactured and activated in different ways than the MDACC cbNK cell used in the phase 1/2 trial. Further, rather than precomplexing acimatmig with AlloNK®, we co-administer acimtamig with AlloNK®. In January 2023, we announced that the FDA issued a written response to our pre-IND meeting request for the LuminICE-203 study. In May 2023, we announced the FDA clearance of our IND application for the clinical study evaluating the combination of acimtamig and AlloNK® in patients with R/R classical HL (“cHL”) and CD30+ PTCL. We initiated enrollment into the study in October 2023.

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

Successful and timely completion of clinical studies will require that we enroll a sufficient number of patients. Trials may be subject to delays as a result of patient enrollment taking longer than anticipated. Patient enrollment depends on many factors, including the size and nature of the patient population, eligibility criteria for the trial, the proximity of patients to clinical sites, the design of the clinical protocol, the availability of competing clinical studies, the availability of new drugs approved for the indication the clinical study is investigating, and clinicians’ and patients’ perceptions as to the potential advantages of the drug being studied in relation to other available therapies. In addition, we compete with approved immunotherapies and investigational immunotherapies for patients for our clinical studies. Our product candidate acimtamig has orphan drug designation for the treatment of HL, from FDA and EMA, and for the treatment of T-cell lymphoma from the FDA, which means that the potential patient population is limited. As we are developing acimtamig and certain of our other product candidates for patients for whom previous therapies have failed and who may not have long to live, patients may elect not to participate in our, or any, clinical study.

The approval of new immuno-oncology drugs such as checkpoint inhibitors (“CPIs”) has changed the landscape for conducting clinical studies of other oncology drugs, including ours, both for indications for which such drugs are approved as well as for indications in which additional trials are being conducted. In addition, there are several other types of drugs in development for the indications for which we are developing acimtamig and certain of our other product candidates. We compete for patients with the sponsors of trials for all of these drugs. These factors may make it difficult for us to enroll enough patients to complete our clinical studies in a timely and cost-effective manner.

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

A pandemic, epidemic, or outbreak of an infectious disease, such as COVID-19, could cause a disruption to the development of our product candidates.

Public health crises such as pandemics or similar outbreaks could adversely impact our business. In December 2019, COVID-19 spread worldwide. The coronavirus pandemic led to the implementation of various responses, including government-imposed quarantines, travel restrictions and other public health safety measures. The extent to which a pandemic, epidemic or outbreak of an infectious disease impacts our operations or those of our third-party partners, including our development studies or clinical trial operations, will depend on future occurrences, which are highly uncertain and cannot be predicted with confidence, including the duration of any outbreak and the actions to contain or treat its impact, among others. The spread of an infectious disease in the United States or globally could adversely impact our product candidate development or clinical trial operations in the United States and abroad. Any negative impact infectious diseases have on patient enrollment and treatment, and the timing and execution of our clinical trials could cause costly delays to clinical trial activities, which could adversely affect our ability to obtain regulatory approval for and to advance towards commercialization, increase operating expenses and have a material adverse effect on our business and financial results.

Our business may be impacted by political events, war, terrorism, business interruptions and other geopolitical events and uncertainties beyond our control.

The potential impacts of war, terrorism, geopolitical uncertainties, international conflicts, including the ongoing conflicts between Russia and Ukraine and in the Middle East, the effect of governmental initiatives to manage economic conditions and other business interruptions could cause damage to or disrupt our operations and those of our third-party suppliers, partners, and collaborators. In addition, territorial invasions can lead to cybersecurity attacks located far outside of the conflict zone. Interruptions to our operations could seriously harm our ability to timely proceed with any clinical programs, and could imply incurring in significant expenditures as salaries and loan payments would usually continue. Following Russia’s invasion of Ukraine in February 2022, the United States, several European Union nations, and other countries have announced sanctions against Russia, and the North Atlantic Treaty Organization (“NATO”) has deployed additional military forces to Eastern Europe. The invasion of Ukraine and the retaliatory measures that have been taken, or could be taken in the future, by Russia, the United States, NATO and other countries have created global security concerns that could result in a regional conflict and otherwise have a lasting impact on regional and global economies. Similarly, the outbreak of hostilities in the Middle East has the potential for further disruption of economic markets, particularly if the war expands to include other state actors. Any or all of the above could disrupt our supply chain, adversely affect our ability to conduct ongoing and future clinical trials of our product candidates, and adversely affect our ability to commercialize our products (subject to regulatory approval).

We use new technologies in the development of our product candidates and the FDA and other regulatory authorities have not approved products that utilize these technologies.

Our innate cell engager product candidates in development are based on our fit-for-purpose ROCK® platform and are capable of recruiting NK cells and / or macrophages. Regulatory approval of our product candidates is less certain than the approval of drugs that do not employ such novel technologies or methods of action. We intend to work closely with the FDA, the EMA and other regulatory authorities to perform the requisite scientific analyses and evaluation of our methods to obtain regulatory approval for our product candidates. For example, final assays and specifications of our product candidates have yet to be developed, and the FDA, EMA or other regulatory authorities may require additional analyses to evaluate different aspects of our product quality. It is possible that the validation process may take time and resources, may require independent third-party analyses, or may not be accepted by the FDA, the EMA or other regulatory authorities. Delays or failure to obtain regulatory approval of any of the product candidates that we are developing would adversely affect our business.

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

In the United States, we may seek fast track designation of our product candidates, with the intent to pursue an accelerated approval pathway and potentially, breakthrough designation of acimtamig and/or certain of our other product candidates. There is no assurance that the FDA will grant such designation; and, even if it does grant such designations to acimtamig and/or certain of our other product candidates, such designation may not actually lead to a faster development or regulatory review or approval process and does not increase the likelihood that our product candidates will receive marketing approval in the United States.

Based on clinical data, either from ongoing or new clinical studies, we may seek fast-track designation of certain of our product candidates. The fast track program, a provision of the FDA Modernization Act of 1997, is designed to facilitate interactions between a sponsoring company and the FDA before and during submission of a BLA for an investigational agent that, alone or in combination with one or more other drugs, is intended to treat a serious or life-threatening disease or condition, and which demonstrates the potential to address an unmet medical need for that disease or condition. Under the fast-track program, the FDA may consider reviewing portions of a marketing application before the sponsor submits the complete application if the FDA determines, after a preliminary evaluation of the clinical data, that a product that has been granted fast track designation may be effective. A fast-track designation provides the opportunity for more frequent interactions with the FDA, and a product that has been granted fast track designation could be eligible for priority review if supported by clinical data at the time of submission of the BLA. In September 2023, we announced that the FDA had granted us fast track designation for the development of the combination of acimtamig and AlloNK®.

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

The FDA has broad discretion on whether or not to grant fast track or breakthrough designation. Accordingly, even if we believe our product candidates meet the criteria for fast track or breakthrough designation, the FDA may disagree and instead determine not to make such designation. In any event, the receipt of fast-track or breakthrough therapy designation for a product candidate may not result in a faster development process, review or approval compared to product candidates considered for approval under conventional FDA procedures and, in any event, does not assure ultimate approval by the FDA. In addition, even if one or more of our product candidates qualify as fast track or breakthrough therapies, the FDA may later decide that the product candidates no longer meet the conditions for qualification or decide that the time period for FDA review or approval will not be shortened.

We may submit applications for our product candidates under the Accelerated Approval Program. If we are unable to obtain approval or licensure of our product candidates through the Accelerated Approval Program in the United States, we may be required to conduct additional nonclinical and clinical studies and trials beyond those that we currently contemplate. Even if we receive approval from the FDA, the FDA may seek to withdraw the approval.

We may submit applications for our product candidates under the Accelerated Approval Program. For example, we are currently conducting the LuminICE-203 study, which is investigating acimtamig in combination with AlloNK®. We hope that a positive outcome in the LuminICE-203 study may support a future submission under the Accelerated Approval Program. If our product candidates, including acimtamig, are not accepted into the Accelerated Approval Program, we may be required to conduct additional nonclinical and clinical studies and trials beyond those that we currently contemplate, which could increase the expense of obtaining, reduce the likelihood of obtaining and/or delay the timing of obtaining, necessary marketing approval. Even if we receive approvals from the FDA through the Accelerated Approval Program, if any required confirmatory post-marketing trial does not verify clinical benefit, or if we do not comply with rigorous post-marketing requirements, the FDA may seek to withdraw the approval.

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

Regulatory authorities in some jurisdictions, including the United States and Europe, may designate drugs for relatively small patient populations as orphan drugs. Under the Orphan Drug Act, the FDA may designate a product candidate as an orphan drug if it is a drug intended to treat a rare disease or condition, which is generally defined as a patient population of fewer than 200,000 individuals annually in the United States. In the European Union, the European Commission may designate a product candidate as an orphan medicinal product if it is a medicine for the diagnosis, prevention or treatment of life-threatening or very serious conditions that affect not more than five in 10,000 persons in the European Union, or it is unlikely that marketing of the medicine would generate sufficient returns to justify the investment needed for its development. We have received orphan drug designation for acimtamig for the treatment of HL in the United States and Europe, and for T-cell lymphoma in the United States; but orphan drug status does not ensure that we will have market exclusivity in a particular market and there is no assurance we will be able to receive orphan drug designation for certain of our other product candidates or any additional product candidates. Further, the granting of a request for orphan drug designation does not alter the standard regulatory requirements and process for obtaining marketing approval.

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

Although all of our product candidates have undergone or will undergo safety testing to the extent possible and agreed with health authorities, not all adverse effects of drugs can be predicted or anticipated. Immunotherapy and its mode of action of harnessing the body’s immune system, especially with respect to immune cell engagers, is powerful and could lead to serious side effects that we only discover in clinical studies. Unforeseen side effects from any of our product candidates could arise either during clinical development or, if such side effects are rarer, after our product candidates have been approved by regulatory authorities and the approved product has been marketed, resulting in the exposure of additional patients. All of our product candidates are still in clinical or preclinical development. While our phase 1 clinical studies for acimtamig demonstrated a favorable safety profile, the results from ongoing and future trials of acimtamig or other NK cell-engaging bispecific antibodies may not confirm these results. The most frequently observed adverse event for acimtamig is IRRs, in some cases serious. In our phase 1b study evaluating the combination of acimtamig with pembrolizumab, IRRs related to acimtamig were observed in 27 of 30 patients, or 90%, and IRRs of grade 3 or greater were observed in four patients. IRRs were also observed in our phase 2 study evaluating acimtamig for the treatment of R/R PTCL, our phase 1/2a study evaluating NK cells pre-complexed with acimtamig in patients with CD30+ lymphomas, and our phase 1/2a studies evaluating AFM24 in patients with EGFR-expressing tumors. While these IRRs have generally been well managed with pre-medication and interventional treatments, the incidence of IRRs has occasionally led to dose reductions and/or patients discontinuing their participation in our clinical trials. If we increase the number of clinical trials for our ICE® molecules and study them against new tumor targets, there can be no assurance that IRRs or other side effects will not cause delays or termination of our future clinical studies or development plans.

We are developing our acimtamig candidate for patients with R/R HL and other CD30+ lymphomas, and AFM24 for patients with EGFR+ solid tumor indications, for which other therapies have limited benefit and survival times may be short. Therefore, we expect that certain patients may die during the clinical studies of our product candidates, and it may be difficult to ascertain whether such deaths are attributable to the underlying disease, complications from the disease, our product candidate, or a combination thereof.

The results of ongoing and future clinical studies may show that our product candidates cause undesirable or unacceptable side effects, which could interrupt, delay or halt clinical studies, and result in the delay of, or failure to obtain, marketing approval from the FDA, the European Commission and other regulatory authorities, or result in marketing approval from the FDA, the European Commission and other regulatory authorities with restrictive label warnings or potential product liability claims. Treatment-related side effects could also affect patient recruitment or the ability of enrolled subjects to complete the study or make the product candidate less attractive for partnering. In addition, these side effects may not be appropriately recognized or managed by the treating medical staff, particularly outside of our existing or future collaborators as toxicities resulting from cancer immunotherapies are not normally encountered in the general patient population and by medical personnel. The inability to recognize and manage the potential side effects of our product candidates could result in patient deaths. Any of these occurrences may prevent us from achieving or maintaining market acceptance of the affected product candidate and may harm our business, financial condition and prospects significantly.

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

The commercial success of our products will depend in part on public acceptance of the use of cancer immunotherapies. Serious adverse events and other adverse events in clinical studies of our product candidates or in clinical studies of others developing similar products and the resulting publicity, as well as any other adverse events in the field of immuno-oncology that may occur in the future, could result in a decrease in demand for any products that we may develop. Although the mode of action of our innate cell engagers differs from that of other immuno-oncology approaches in development, the public may not always differentiate between our therapies and others in the field. If public perception is influenced by claims that the use of cancer immunotherapies is unsafe, our products may not be accepted by the general public or the medical community.

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

The commercial success of our product candidates will depend upon their acceptance among physicians, patients and the medical community. The degree of market acceptance of our product candidates will depend on a number of factors, including:

●	limitations or warnings contained in the approved labeling for a product candidate;
●	changes in the standard of care for the targeted indications for any of our product candidates;
●	limitations in the approved clinical indications for our product candidates;
●	demonstrated clinical safety and efficacy compared to other products;
●	lack of significant adverse side effects;
●	sales, marketing and distribution support;
●	availability and extent of reimbursement from managed care plans and other third-party payors;
●	timing of market introduction and perceived effectiveness of competitive products;
●	the degree of cost-effectiveness of our product candidates;
●	availability of alternative therapies at similar or lower cost, including generic and over the counter products;
●	the extent to which the product candidate is approved for inclusion on formularies of hospitals and managed care organizations;
●	whether the product is designated under physician treatment guidelines as a first-line, second-line, third-line, or subsequent line of therapy for particular diseases;
●	adverse publicity about our product candidates or favorable publicity about competitive products;
●	confirmation of the safety and effectiveness of the product candidate in a real-world clinical setting;
●	convenience and ease of administration of our products; and
●	potential product liability claims.

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

The process of manufacturing our products is complex, highly regulated and subject to several risks, including:

●	We do not have experience in manufacturing our product candidates at commercial scale. We contract with external manufacturers to develop a larger scale manufacturing process for acimtamig in order to have material supply available for the registration directed phase 2b trial. We may not succeed in scaling up the process to commercial scale. We may need a larger scale manufacturing process for certain of our product candidates than what we have planned, depending on the dose and regimen. Any changes in our manufacturing processes as a result of scaling up may result in the need to obtain additional regulatory approvals. Difficulties in achieving commercial-scale production or the need for additional regulatory approvals as a result of scaling up could delay the development and regulatory approval of our product candidates and ultimately affect our success.
●	We may not achieve the manufacturing productivity, or yield, required to achieve a commercially viable cost of goods. Our molecules are novel antibody structures and there is very limited knowledge as to which productivities can be achieved at commercial scale. Low productivity may result in a cost of goods which is too high to allow profitable commercialization or give rise to the need for additional manufacturing process optimization which would require additional funding and time.
●	The process of manufacturing biologics, such as acimtamig, AFM24 and AFM28, and the NK cells we use for our combination studies, is susceptible to product loss due to contamination, improper storage or shipping conditions, equipment failure or improper installation or operation of equipment, vendor or operator error, and difficulties in scaling up the production process. Even minor deviations from normal manufacturing processes could result in reduced production yields, product defects and other supply disruptions. If microbial, viral or other contaminations are discovered in our product candidates or in the manufacturing facilities in which our product candidates are made, such manufacturing facilities may need to be closed for an extended period to investigate and remedy the contamination.
●	In addition, the clinical development of our product candidates in combination with NK cells depends on the availability of certain materials and agents that are used in the production of NK cells or in our clinical trials. For example, certain of our clinical trial protocols for combinations with NK cells require the use of cyclophosphamide and fludarabine, agents which are routinely used in oncology studies to condition patients for treatment with NK cells. Recently, the FDA has reported a shortage of fludarabine, and some clinical trial sites may in the future institute enrollment holds or halt enrollment of patients if sufficient quantities of fludarabine cannot be secured. We cannot predict the extent and duration of this shortage of fludarabine, although any failure or delays by us or by our clinical sites to obtain sufficient quantities of fludarabine, or other components and agents necessary for the manufacturing of NK cells or the conduct of our clinical trials, may delay our ability to enroll and treat patients in, or complete, our current or future clinical trials in combination with NK cells on time, if at all.
●	The manufacturing facilities in which our product candidates are made could be adversely affected by equipment failures, labor shortages, natural disasters, health epidemics, power failures and numerous other factors.

●	We must comply with applicable current Good Manufacturing Practice (“cGMP”), regulations and guidelines. We may encounter difficulties in achieving quality control and quality assurance and may experience shortages of qualified personnel. We are subject to inspections by the FDA and comparable agencies in other jurisdictions to confirm compliance with applicable regulatory requirements. Any failure to follow cGMP or other regulatory requirements or delay, interruption or other issues that arise in the manufacture, fill-finish, packaging, or storage of our product candidates as a result of a failure of our facilities or the facilities or operations of third parties to comply with regulatory requirements or pass any regulatory authority inspection could significantly impair our ability to develop and commercialize our product candidates, leading to significant delays in the availability of drug product for our clinical studies or the termination or hold on a clinical study, or the delay or prevention of a filing or approval of marketing applications for our product candidates. Significant noncompliance could also result in the imposition of sanctions, including fines, injunctions, civil penalties, failure of regulatory authorities to grant marketing approvals for our product candidates, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of products, operating restrictions and criminal prosecutions, any of which could damage our reputation. If we are not able to maintain regulatory compliance, we may not be permitted to market our product candidates and/or may be subject to product recalls, seizures, injunctions, or criminal prosecution.
●	Any adverse developments affecting manufacturing operations for our product candidates, if any are approved, may result in shipment delays, inventory shortages, lot failures, product withdrawals or recalls, or other interruptions in the supply of our products. We may also have to take inventory write-offs and incur other charges and expenses for products that fail to meet specifications, undertake costly remediation efforts or seek more costly manufacturing alternatives.
●	Our product candidates that have been produced and are stored for later use may degrade, become contaminated or suffer other quality defects, which may cause the affected product candidates to no longer be suitable for their intended use in clinical studies or other development activities. If the defective product candidates cannot be replaced in a timely fashion, we may incur significant delays in our development programs that could adversely affect the value of such product candidates.

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

Clinical phase 2 data with the anti-PD-1 CPIs nivolumab and pembrolizumab in HL have been published, as has pembrolizumab phase 3 data. These data indicate that treatment with anti-PD-1 antibodies results in high response rates in the salvage setting of HL. In 2016, the FDA granted accelerated approval, and the European Commission granted approval for nivolumab in cHL patients who have relapsed or progressed after autologous hematopoietic stem cell transplantation (“ASCT”) and brentuximab vedotin (“Adcetris®”). In 2017, the FDA granted accelerated approval, and the European Commission granted approval for pembrolizumab in adult and pediatric patients with refractory cHL who have relapsed after 3 or more prior lines of therapy, and the European Commission granted approval for pembrolizumab in adult patients with R/R cHL who have failed ASCT and Adcetris®, or who are transplant-ineligible and have failed Adcetris®. In 2020, the FDA approved an expanded label for pembrolizumab in R/R cHL. Additional studies of Adcetris® in combination with nivolumab are either planned or ongoing. If acimtamig, alone or in combination, were to be approved for HL, we could be in competition with these therapies, as well as any other therapies or combination regimens that comprise the standard of care that our offering could potentially displace. Adcetris®, an antibody-drug conjugate targeting CD30, was approved by the FDA in R/R HL in 2011. In addition, Adcetris® was approved by the FDA in 2018 for the treatment of previously untreated Stage 3/4 cHL in combination with chemotherapy. In the European Union, Adcetris® is approved for similar indications. Adcetris® is also indicated for previously treated systemic anaplastic large cell lymphoma (“ALCL”), primary cutaneous ALCL, and CD30+ mycosis fungoides, as well as for previously untreated systemic ALCL or other CD30+ PTCL in combination with chemotherapy in the US and for previously untreated systemic ALCL in Europe. Adcetris® is currently being investigated in various combinations in HL, including CPIs.

We expect that our ROCK® platform as well as our novel antibody formats derived from this platform will serve as the basis for future product candidates and collaborations with pharmaceutical companies. Other companies have also developed platform technologies that compete with our platforms. For example, Dragonfly Therapeutics is developing TriNKET, which specifically activates cells of the innate and adaptive immune system and has several TriNKETs in clinical development, some in collaborations with partners. GT Biopharma is developing its TriKEs and TetraKEs platform designed to target NK cells and tumor cells forming an immune synapse between the NK cell and the tumor cell thereby inducing NK cell activation at that site. Innate Pharma is developing several multi-specific NK cell engagers for oncology indications based on their ANKET platform. Furthermore, there may be other companies we have not identified that develop technologies that also engage NK cells in oncology, which would put them into competition with our therapies. Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer or less severe effects, are more convenient, have a broader label, are marketed more effectively, are reimbursed or are less expensive than any products that we may develop. Our competitors also may obtain FDA, European Commission or other regulatory approval for their products more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market. Even if our product candidates achieve marketing approval, they may be priced at a significant premium over competitive products if any have been approved by then, resulting in reduced competitiveness.

In addition, our ability to compete in the future may be affected in many cases by insurers or other third-party payors seeking to encourage the use of biosimilar products. In March 2010, former President Obama signed into law the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, (collectively, the “ACA”), a sweeping law intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add new transparency requirements for health care and health insurance industries, impose new taxes and fees on the health industry and impose additional health policy reforms. The ACA also created a new regulatory scheme authorizing the FDA to approve biosimilars. Under the ACA, a manufacturer may submit an application for licensure of a biologic product that is “biosimilar to” or “interchangeable with” a previously approved biological product or “reference product,” without the need to submit a full package of preclinical and clinical data. Under this new statutory scheme, an application for a biosimilar product may not be submitted to the FDA until four years following approval of the reference product. The FDA may not approve a biosimilar product until 12 years from the date on which the reference product was approved. Even if a product is considered to be a reference product eligible for exclusivity, another company could market a competing version of that product if the FDA approves a full BLA for such product containing the sponsor’s own preclinical data and data from adequate and well-controlled clinical studies to demonstrate the safety, purity and potency of their product. Furthermore, recent legislation has proposed that the 12-year exclusivity period for each reference product may be reduced to seven years.

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

In the United States, the Medicare Prescription Drug, Improvement, and Modernization Act of 2003, (the “Medicare Modernization Act”) changed the way Medicare covers and pays for pharmaceutical products. The legislation expanded Medicare coverage for drug purchases by the elderly and introduced a new reimbursement methodology based on average sale prices for physician-administered drugs. In addition, this legislation provided authority for limiting the number of drugs that will be covered in any therapeutic class. Cost-reduction initiatives and other provisions of this legislation could decrease the coverage and price that we receive for any approved products. If we successfully develop combinations of our product candidates with other potentially expensive agents, we may not achieve premium pricing for our products, which may impair our ability to achieve profitability. While the Medicare Modernization Act applies only to drug benefits for Medicare beneficiaries, private payors often follow Medicare coverage policy and payment limitations in setting their own reimbursement rates. Therefore, any reduction in reimbursement that results from the Medicare Modernization Act may result in a similar reduction in payments from private payors.

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

In recent years, members of Congress and the former Trump Administration considered legislation to fundamentally change or repeal the ACA. While Congress has not passed repeal legislation to date, the Tax Cuts and Jobs Act (the “TCJA”) includes a provision repealing the individual insurance coverage mandate included in the ACA, effective January 1, 2019. Congress may consider other legislation to replace elements of the ACA. The implications of the ACA, its possible repeal, any legislation that may be proposed to replace the ACA, or the political uncertainty surrounding any repeal or replacement legislation for our business and financial condition, if any, are not yet clear.

In August 2022, the Inflation Reduction Act (the “IRA”) was signed into law. The IRA includes several provisions that could impact our business to varying degrees, including provisions that create a $2,000 out-of-pocket cap for Medicare Part D beneficiaries, impose new manufacturer financial liability on all drugs in Medicare Part D, allow the U.S. government to negotiate Medicare Part B and Part D pricing for certain high-cost drugs and biologics without generic or biosimilar competition, require companies to pay rebates to Medicare for drug prices that increase faster than inflation, and delay the rebate rule that would require pass through of pharmacy benefit manager rebates to beneficiaries. The effect of the IRA on our business and the healthcare industry in general is not yet known.

Although a number of these and other proposed measures may require authorization through additional legislation to become effective, and the Biden administration may reverse or otherwise change these measures, both the Biden administration and Congress have indicated that they will continue to seek new legislative measures to control drug costs.

We expect that additional United States federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that the United States federal government will pay for healthcare drugs and services, which could result in reduced demand for any of our product candidates or additional pricing pressures.

Individual states in the United States have also become increasingly active in passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain drug access and marketing cost disclosure and transparency measures, and designed to encourage importation from other countries and bulk purchasing. Legally mandated price controls on payment amounts by third-party payors or other restrictions could harm our business, financial condition, results of operations and prospects. In addition, state health authorities, regional health systems, and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. This could reduce the ultimate demand for our drugs or put pressure on our drug pricing, which could negatively affect our business, financial condition, results of operations and prospects.

We anticipate that Congress, state legislatures and third-party payors may continue to review and assess alternative healthcare delivery and payment systems and may in the future propose and adopt legislation or policy changes or implementations effecting additional fundamental changes in the healthcare delivery system. Additionally, any new laws may result in additional reductions in Medicare and other health care funding, which could have a material adverse effect on our customers and accordingly, our financial operations. We cannot assure you as to the ultimate content, timing, or effect of changes, nor is it possible at this time to estimate the impact of any such potential legislation.

The delivery of healthcare in the European Union, including the establishment and operation of health services and the pricing and reimbursement of medicines, is almost exclusively a matter for national, rather than European Union, law and policy. National governments and health service providers have different priorities and approaches to the delivery of health care and the pricing and reimbursement of products in that context. In general, however, the healthcare budgetary constraints in most European Union member states have resulted in restrictions on the pricing and reimbursement of medicines by relevant health service providers. Coupled with ever-increasing European Union and national regulatory burdens on those wishing to develop and market products, this could prevent or delay marketing approval of our product candidates, restrict or regulate post-approval activities and affect our ability to commercialize any products for which we obtain marketing approval.

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

Our business is subject to risks associated with conducting business internationally. A number of our suppliers and collaborative and clinical study relationships are located outside the United States. Accordingly, our future results could be harmed by a variety of factors, including:

●	economic weakness, including inflation, or political instability in particular non-U.S. economies and markets;
●	differing regulatory requirements for drug approvals in non-U.S. countries;
●	potentially reduced protection for intellectual property rights;
●	difficulties in compliance with non-U.S. laws and regulations;
●	changes in non-U.S. regulations and customs, tariffs and trade barriers;
●	changes in non-U.S. currency exchange rates and currency controls;
●	changes in a specific country’s or region’s political or economic environment;
●	trade protection measures, import or export licensing requirements or other restrictive actions by United States or other governments;
●	negative consequences from changes in tax laws;

●	compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;
●	workforce uncertainty in countries where labor unrest is more common than in the United States;
●	difficulties associated with staffing and managing international operations, including differing labor relations;
●	production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and
●	business interruptions resulting from geo-political actions, including war and terrorism, health epidemics (See “A pandemic, epidemic, or outbreak of an infectious disease, such as COVID-19, could cause a disruption to the development of our product candidates.”) or natural disasters including earthquakes, typhoons, floods and fires.

Risks Related to Our Financial Position and Need for Additional Capital

We have incurred significant losses since inception and anticipate that we will continue to incur losses for the foreseeable future. We have no products approved for commercial sale, and to date we have not generated any revenue or profit from product sales. We may never achieve or sustain profitability.

We are a clinical-stage immuno-oncology company. We have incurred significant losses since our inception. As of December 31, 2023, our accumulated deficit was €536.1 million. Our losses have resulted principally from expenses incurred in research and development of our product candidates and from general and administrative expenses that we have incurred while building our business infrastructure. We expect to continue to incur losses for the foreseeable future, and we expect these losses to increase as we continue our research and development of, and seek regulatory approvals for, our product candidates, prepare for and begin to commercialize any approved products, and add infrastructure and personnel to support our product development efforts and operations as a public company. The net losses and negative cash flows incurred to date, together with expected future losses, have had, and likely will continue to have, an adverse effect on our shareholders’ equity and working capital. The amount of future net losses will depend, in part, on the rate of future growth of our expenses and our ability to generate revenue.

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

To become and remain profitable, we must succeed in developing and commercializing products with significant market potential. This will require us to be successful in a range of challenging activities for which we are only in the preliminary stages, including developing product candidates, obtaining regulatory approval for them, and manufacturing, marketing and selling those products for which we may obtain regulatory approval. We may never succeed in these activities and may never generate revenue from product sales that is significant enough to achieve profitability. Our ability to generate future revenue from product sales depends heavily on our success in many areas, including but not limited to:

●	completing research and clinical development of our product candidates, including successfully completing registration clinical studies of acimtamig or certain of our other product candidates;
●	obtaining marketing approvals for our product candidates, including acimtamig, AFM24, or AFM28, for which we complete clinical studies;
●	developing a sustainable and scalable manufacturing process for any approved product candidates and maintaining supply and manufacturing relationships with third parties that can conduct the process and provide adequate (in amount and quality) products to support clinical development and the market demand for our product candidates, if approved;
●	launching and commercializing product candidates for which we obtain marketing approval, either directly or with a collaborator or distributor;

●	establishing sales, marketing and distribution capabilities in the United States, and potentially other major markets;
●	obtaining market acceptance of our product candidates as viable treatment options;
●	addressing any competing technological and market developments;
●	identifying, assessing, acquiring and/or developing new product candidates;
●	negotiating favorable terms in any collaboration, licensing, or other arrangements into which we may enter;
●	maintaining, protecting and expanding our portfolio of intellectual property rights, including patents, trade secrets and know-how; and
●	attracting, hiring and retaining qualified personnel.

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

We will require substantial additional funding, which may not be available to us on acceptable terms, or at all, and, if not available, may require us to delay, scale back, or cease our product development programs or operations. If we are unable to raise capital when needed or on acceptable terms, we may need to delay, reduce or terminate our product development programs and may be unable to continue as a going concern and could ultimately go into insolvency.

We are advancing our product candidates through clinical development. Developing pharmaceutical products, including conducting preclinical studies and clinical studies, is expensive. In order to obtain such regulatory approval, we will be required to conduct clinical studies for each indication for each of our product candidates. We will require additional funding to complete the development and commercialization of our product candidates and to continue to advance the development of our other product candidates, and such funding may not be available or acceptable due to factors beyond our control, such as rising interest rates, uncertainty in financial markets, or economic instability, and our failure to raise capital when needed could harm our business. Although it is difficult to predict our liquidity requirements, based upon our current operating plan, assuming all of our programs advance as currently contemplated, we anticipate that our existing liquidity will enable us to fund our operating expenses and capital expenditure requirements into the second half of 2025. Because successful development of our product candidates is uncertain, we are unable to estimate the actual funds we will require to complete research and development and to commercialize our product candidates. In the event we are not able to generate sufficient funds from these measures, we may be unable to continue as a going concern, our business, financial condition and/or results of operations could be materially and adversely affected and we may ultimately go into insolvency.

Our future funding requirements will depend on many factors, including but not limited to:

●	the number and characteristics of other product candidates that we pursue;
●	the scope, progress, timing, cost and results of research, preclinical development and clinical studies;
●	the costs, timing and outcome of seeking and obtaining FDA and non-U.S. regulatory approvals;
●	the costs associated with manufacturing our product candidates and establishing sales, marketing and distribution capabilities;

●	our ability to maintain, expand, and defend the scope of our intellectual property portfolio, including the amount and timing of any payments we may be required to make in connection with the licensing, filing, defense and enforcement of any patents or other intellectual property rights;
●	the extent to which we acquire or in-license other products or technologies;
●	our need and ability to hire additional management, scientific and medical personnel;
●	the effect of competing products that may limit market penetration of our product candidates;
●	the amount and timing of revenues, if any, we receive from commercial sales of any product candidates for which we receive marketing approval in the future;
●	our need to implement additional internal systems and infrastructure, including financial and reporting systems; and
●	the economic and other terms, timing of and success of our existing collaborations, and any collaboration, licensing, or other arrangements into which we may enter in the future, including the timing of achievement of milestones and receipt of any milestone or royalty payments under these agreements.

Until we can generate sufficient product revenues to finance our cash requirements, which we may never do, we expect to finance future cash needs primarily through a combination of public or private equity offerings, debt financings, strategic collaborations and grant funding. If sufficient funds on acceptable terms are not available when needed, or at all, we could be forced to significantly reduce operating expenses and delay, scale back or eliminate one or more of our development programs or our business operations or even go bankrupt.

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

On January 8, 2021, we entered into a term loan agreement with Bootstrap Europe (formerly Silicon Valley Bank German Branch), as lender. The loan agreement provides us with loans of up to €25.0 million, available in three tranches: €10 million available at closing, an additional €7.5 million upon the achievement of certain conditions, including milestones related to our pipeline and market capitalization, and a third tranche of €7.5 million upon the achievement of certain additional conditions related to our pipeline and liquidity. The first tranche of €10 million was drawn in February 2021 and the second tranche of €7.5 million was drawn in December 2021. The third tranche of €7.5 million expired undrawn at the end of 2022. The loans will mature at the end of November 2025.

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

As of December 31, 2023, we had €72.0 million in cash and cash equivalents and investments, with an anticipated cash runway into the second half of 2025. Our management will have broad discretion in the use of such funds and could spend them in ways that do not improve our results of operations or enhance the value of our common shares. The failure by our management to apply these funds effectively could result in financial losses that could have a material adverse effect on our business, cause the price of our common shares to decline and delay the development of our product candidates. Pending their use, we may invest our cash and cash equivalents in a manner that does not produce income or that loses value.

Our ability to use our net operating loss carry forwards and other tax attributes may be limited.

Our ability to utilize our net operating losses (“NOLs”) is currently limited, and may be limited further, under Section 8c of the Körperschaftsteuergesetz (the “German Corporation Income Tax Act”) and Section 10a of the Gewerbesteuergesetz (the “German Trade Tax Act”). These limitations apply if a qualified ownership change, as defined by Section 8c of the Körperschaftsteuergesetz, occurs and no exemption is applicable. Generally, a qualified ownership change occurs if more than 50% of the share capital or the voting rights are directly or indirectly transferred to a shareholder or a group of shareholders within a period of five years. A qualified ownership change may also occur in case of an increase in capital leading to a respective change in the shareholding. In the case of such qualified ownership change all tax losses and tax loss carry forwards available as of the time of the ownership change, cannot be utilized in the future. However, to the extent that the tax losses and tax loss carry forwards do not exceed hidden reserves taxable in Germany or the qualified ownership change is made for purposes of the Company’s restructuring (zum Zwecke der Sanierung), they may be further utilized despite a qualified ownership change. Furthermore, Section 8c of the Körperschaftsteuergesetz is— under strict requirements—not applicable to a company provided that such company continues only those operations which are causing the loss (Section 8d Körperschaftsteuergesetz). In addition, the question whether the aforementioned described provisions of Section 8c of the Körperschaftsteuergesetz do comply with the German constitution is currently pending with the Bundesverfassungsgericht (the “German Supreme Court”). On March 29, 2017, the German Supreme Court ruled that Section 8c of the Körperschaftsteuergesetz has not complied with the German constitution to the extent it formerly stated that a harmful ownership change should occur partially if more than 25% but less than 50% of the share capital or the voting rights are directly or indirectly transferred to a shareholder or a group of shareholders within a period of five years. As a consequence of this decision, the German legislator abolished that part of the provision.

As of December 31, 2023, we had estimated NOL carry forwards for German tax purposes of approximately €472 million. Future changes in share ownership may also trigger an ownership change and, consequently, a Section 8c Körperschaftsteuergesetz or a Section 10a Gewerbesteuergesetz limitation. Any limitation may result in the expiration of a portion or the complete tax loss carry forwards before they can be utilized. As a result, if we earn net taxable income, our ability to use our pre-change NOL carry forwards to reduce German income tax may be subject to limitations, which could potentially result in increased future cash tax liability to us.

Our business and operations would suffer in the event of a security breach, system failure, invasion, corruption, destruction or interruption of our or our business partners’ critical information technology systems or infrastructure.

In the ordinary course of business, we and our business partners store sensitive data, including intellectual property and proprietary information related to our business and our business partners, on our information technology systems. We and certain of our service providers are from time to time subject to cyberattack attempts or incidents and security incidents. To mitigate risks, we have made a substantial investment in cybersecurity and information security.

Despite the implementation of technical and organizational security measures, these systems are vulnerable to damage from computer viruses, unauthorized access, cyber-attacks, natural disasters, terrorism, war and telecommunication, electrical and other system failures due to employee error, malfeasance or other disruptions. We could experience a business interruption, intentional theft of confidential information or reputational damage, including damage to key customer and partner relationships, from system failures, espionage attacks, malware, ransomware or other cyber-attacks. Such cyber-security breaches may compromise our system infrastructure or lead to data leakage, either internally or at our contractors or consultants. In particular, system failures or cyber-security breaches could result in the loss of nonclinical or clinical trial data from completed, ongoing or planned trials, which could cause delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. The risk of a security breach or disruption, particularly through cyber-attacks, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased.

To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or applications, or inappropriate disclosure of confidential or proprietary information, including protected health information or personal data of employees or former employees, we could be subject to legal claims or proceedings, liability under laws and regulations governing the protection of health and other personally identifiable information and related regulatory penalties. In any such event, our business, results of operations, financial position and cash flows could be materially adversely affected. (See “Item 16K—Cybersecurity.”)

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

We have entered into collaborations with other companies that we believe have provided us with valuable funding or other resources such as access to technologies, including our collaborations with Artiva, The Leukemia & Lymphoma Society (the “LLS”), Genentech, the MDACC and Roivant. In the future, we may enter into additional collaborations to leverage our technology platforms, fund our research and development programs or to gain access to sales, marketing or distribution capabilities. Our existing collaborations, and any future collaborations we enter into, may pose a number of risks, including the following:

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

We expect to continue to depend on independent clinical investigators and CROs to conduct our clinical studies. CROs may also assist us in the collection and analysis of data. There is a limited number of third-party service providers that specialize or have the expertise required to achieve our business objectives. Identifying, qualifying and managing the performance of third-party service providers can be difficult, time consuming and cause delays in our development programs. These investigators and CROs will not be our employees and we will not be able to control, other than by contract, the amount of resources, including time, which they devote to our product candidates and clinical studies. In addition, certain clinical studies in which we are involved, and which are testing our product candidates are sponsored by ISTs. By definition, the financing, design and conduct of the clinical study are under the sole responsibility of the respective ISTs. Therefore, we have limited control over these clinical studies, and we do not have control over the timing and reporting of the data from these trials. In addition, we may have limited information about ISTs while they are being conducted, including the status of trial initiation and patient recruitment, changes to trial design and clinical study results. The acimtamig phase 2a study in HL and the phase 1b/2a study in CD30+ lymphoma with cutaneous manifestations were ISTs. An additional acimtamig phase 1/2 IST is currently conducted by the MDACC with CD30+ lymphoma patients. If independent investigators or CROs fail to devote sufficient resources to the development of our product candidates, or if their performance is substandard, it may delay or compromise the completion of trials of our product candidates as well as the prospects for approval and commercialization of any product candidates that we develop. In addition, the use of third-party service providers requires us to disclose our proprietary information to these parties, which could increase the risk that this information will be misappropriated. Further, the FDA and other regulatory authorities require that we comply with standards, commonly referred to as current Good Clinical Practice (“GCP”), and other local legal requirements, e.g., data privacy, for conducting, recording and reporting clinical studies to assure that data and reported results are credible and accurate and that the rights, integrity and confidentiality of trial subjects are protected. Failure of clinical investigators or CROs to meet their obligations to us or comply with GCP procedures or other applicable legal requirements could adversely affect the clinical development of our product candidates and harm our business.

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

If we wish to pursue further development of acimtamig, AFM24, AFM28 or any of our other ICE® molecules in combination with pembrolizumab, atezolizumab or any other CPI, we will need to reach an agreement with Merck, Roche or another partner for such supply of pembrolizumab, atezolizumab or another CPI, respectively. In addition, we are currently dependent on collaborators, such as the MDACC, Genentech, Roivant and Artiva, for the supply of NK cells for clinical and preclinical studies that evaluate our ICE® molecules in combination with NK cells. If we do not have an adequate supply and/or cannot reach an agreement with the applicable partner, we may not be able to develop acimtamig, AFM24, AFM28 or any of our other ICE® molecules in any such combination. Any future supply agreement with a partner for combination trials with our ICE® molecules could influence our clinical development strategy or our intellectual property or our economic rights, and therefore might impact the content we can derive from such clinical development.

Risks Related to Our Intellectual Property

If we are unable to obtain and enforce patent protection for our product candidates and related technology, our business could be materially harmed.

Issued patents may be challenged, narrowed, invalidated or circumvented. In addition, court decisions may introduce uncertainty in the enforceability or scope of patents owned by biotechnology companies. The legal systems of certain countries do not favor the aggressive enforcement of patents, and the laws of non-U.S. countries may not allow us to protect our inventions with patents to the same extent as the laws of the United States and Europe. Because patent applications in the United States, Europe and many other non-U.S. jurisdictions are typically not published until 18 months after filing, or in some cases not at all, and because publications of discoveries in scientific literature lag behind actual discoveries, we cannot be certain that we were the first to make the inventions claimed in our issued patents or pending patent applications, or that we were the first to file for protection of the inventions set forth in our patents or patent applications. As a result, we may not be able to obtain or maintain protection for certain inventions. Therefore, the enforceability and scope of our patents in the United States, Europe and in other non-U.S. countries cannot be predicted with certainty; as a result, any patents that we own, or license may not provide sufficient protection against competitors. We may not be able to obtain or maintain patent protection from our pending patent applications, from those we may file in the future, or from those we may license from third parties. Moreover, even if we are able to obtain patent protection, such patent protection may be of insufficient scope to achieve our business objectives.

We own and/or control our acimtamig patent portfolio, which includes three patent families. The first patent family relates to the mode of action of acimtamig, the recruitment of immune effector cells via a specific receptor, i.e., an antibody or antigen-binding fragment thereof having the CDRs of acimtamig. These patents will expire in 2026 in Europe and in 2029 in the US. A second patent family on acimtamig claims the method for the production of acimtamig and the product produced by this method and respective issued patents will expire in 2040. A further patent application on acimtamig relating to its combination with anti-PD1 antibodies was filed in 2016. The already granted Chinese, European, Japanese and US patent will expire in 2036 as all other patents issued on still pending applications in this family. Moreover, we own and/or control a patent family that relates to cryopreserved NK cells preloaded with an ICE®, e.g. acimtamig and the respective issued patents will not expire before 2039. A patent family is jointly owned and/or controlled with Artiva and is directed to the combination of acimtamig and AlloNK® and respective possibly issued patents will not expire before 2042.

Moreover, we own and/or control our AFM24 patent portfolio, which includes one patent family directed to the compound of AFM24. The non-provisional patent application was filed in 2019 and issued patents will not expire before 2039. Patents in this family have already been granted e.g. in the US. Moreover, we own and/or control a patent family that relates to cryopreserved NK cells preloaded with an ICE®, e.g. AFM24 and the respective issued patents will not expire before 2039.

For AFM28 we own and/or control a patent portfolio that includes one patent family directed to AFM28. The non-provisional patent application was filed in 2022 and issued patents will not expire before 2042. Moreover, we own and/or control a patent family that relates to cryopreserved NK cells preloaded with an ICE®, e.g., AFM28 and the respective issued patents will not expire before 2039, and the antibody scaffold of AFM28 is further protected by a patent family owned and controlled by us with the respective granted patents not expiring before 2039.

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

The patent position of pharmaceutical or biotechnology companies, including ours, is generally uncertain and involves complex legal and factual considerations for which legal principles remain unsolved. The standards which the United States Patent and Trademark Office (the “USPTO”) and its non-U.S. counterparts use to grant patents are not always applied predictably or uniformly and can change. There is also no uniform, worldwide policy regarding the subject matter and scope of claims granted or allowable in pharmaceutical or biotechnology patents. The laws of some non-U.S. countries do not protect proprietary information to the same extent as the laws of the United States, and many companies have encountered significant problems and costs in protecting their proprietary information in these non-U.S. countries. Outside the United States, patent protection must be sought in individual jurisdictions, further adding to the cost and uncertainty of obtaining adequate patent protection outside of the United States. Accordingly, we cannot predict whether additional patents protecting our technology will issue in the United States or in non-U.S. jurisdictions, or whether any patents that do issue will have claims of adequate scope to provide competitive advantage. Moreover, we cannot predict whether third parties will be able to successfully obtain claims or the breadth of such claims. The allowance of broader claims may increase the incidence and cost of patent interference proceedings, opposition proceedings, and/or re-examination proceedings, the risk of infringement litigation, and the vulnerability of the claims to challenge. On the other hand, the allowance of narrower claims does not eliminate the potential for adversarial proceedings and may fail to provide a competitive advantage. Our issued patents may not contain claims sufficiently broad to protect us against third parties with similar technologies or products or provide us with any competitive advantage.

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

In the pharmaceutical industry, significant litigation and other proceedings regarding patents, patent applications, trademarks and other intellectual property rights have become commonplace. The types of situations in which we may become a party to such litigation, or proceedings include:

●	we or our collaborators may initiate litigation or other proceedings against third parties seeking to invalidate the patents held by those third parties or to obtain a judgment that our products or processes do not infringe those third parties patents;
●	if our competitors file patent applications that claim technology also claimed by us or our licensors, we or our licensors may be required to participate in interference or opposition proceedings to determine the priority of invention, which could jeopardize our patent rights and potentially provide a third party with a dominant patent position; an inter parties review, post grant review of our patents may result in invalidation of some or all of the claims in any one or more of our patents; a derivation proceeding may be instituted to determine whether or not one or more of our inventions was derived from a third-party inventor;
●	if third parties initiate litigation claiming that our processes or products infringe their patent or other intellectual property rights, we and our collaborators will need to defend against such proceedings; and
●	if a license to necessary technology is terminated, the licensor may initiate litigation claiming that our processes or products infringe or misappropriate their patent or other intellectual property rights and/or that we breached our obligations under the license agreement, and we and our collaborators would need to defend against such proceedings.

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

While we normally seek to obtain the right to control prosecution, maintenance and enforcement of the patents relating to our product candidates, there may be times when the filing and prosecution activities for patents relating to our product candidates are controlled by our licensors. Although we monitor the ongoing prosecution and maintenance of the licensed patents, if any of our future licensing partners fail to prosecute, maintain and enforce such patents and patent applications in a manner consistent with the best interests of our business, including by payment of all applicable fees for patents covering acimtamig, AFM24, AFM28 or any of our product candidates, we could lose our rights to the intellectual property or our exclusivity with respect to those rights, our ability to develop and commercialize those product candidates may be adversely affected and we may not be able to prevent competitors from making, using, selling, offering for sale or importing competing products.

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

Approximately 70 of our personnel (after the workforce reduction), including certain of our managing directors and most of our employees working in research and development, work in Germany and are subject to German employment law. Ideas, developments, discoveries and inventions made by such employees are subject to the provisions of the German Act on Employees’ Inventions (Arbeitnehmererfindungsgesetz), which regulates the ownership of, and compensation for, inventions made by employees. We face the risk that disputes may occur between us and our employees or ex-employees pertaining to the sufficiency of compensation paid by us, allocation of rights to inventions under this act or alleged non-adherence to the provisions of this act, any of which may be costly to resolve and take up our management’s time and efforts whether we prevail or fail in such dispute.

If we do not obtain protection under the Hatch-Waxman Amendments and similar non-U.S. legislation for extending the term of patents covering each of our product candidates, our business may be materially harmed.

Depending upon the timing, duration and conditions of FDA marketing approval of our product candidates, one or more of our U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, referred to as the Hatch-Waxman Amendments and one or more of European Union patents may be eligible for extension for up to five years under similar legislation in the European Union. The Hatch-Waxman Amendments permit a patent term extension of up to five years for a patent covering an approved product as compensation for effective patent term lost during product development and the FDA regulatory review process and certain European Union regulations provide a Supplementary Protection Certificate (“SPC”) that confers the same rights as conferred by the patent protecting the product. However, we may not receive an extension or SPC if we fail to apply within applicable deadlines, fail to apply prior to expiration of relevant patents or otherwise fail to satisfy applicable requirements. Moreover, the length of the extension or SPC could be less than we request. If we are unable to obtain patent term extension or an SPC or the term of any such extension or SPC is less than we request, the period during which we can enforce our patent rights for that product will be shortened and our competitors may obtain approval to market competing products sooner. As a result, our revenue from applicable products could be reduced, possibly materially.

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

The following are examples of litigation and other adversarial proceedings or disputes that we could become a party to involving our patents or patents licensed to us:

●	we or our collaborators may initiate litigation or other proceedings against third parties to enforce our patent rights;
●	third parties may initiate litigation or other proceedings seeking to invalidate patents owned by or licensed to us or to obtain a declaratory judgment that their product or technology does not infringe our patents or patents licensed to us;
●	third parties may initiate opposition or re-examination proceedings challenging the validity or scope of our patent rights, requiring us or our collaborators and/or licensors to participate in such proceedings to defend the validity and scope of our patents;
●	there may be a challenge or dispute regarding inventorship or ownership of patents currently identified as being owned by or licensed to us;
●	the USPTO may initiate an interference between patents or patent applications owned by or licensed to us and those of our competitors, requiring us or our collaborators and/or licensors to participate in an interference proceeding to determine the priority of invention, which could jeopardize our patent rights; or
●	third parties may seek approval to market biosimilar versions of our future approved products prior to expiration of relevant patents owned by or licensed to us, requiring us to defend our patents, including by filing lawsuits alleging patent infringement.

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

We may engage in strategic transactions that could impact our liquidity, increase our expenses and present significant distractions to our management.

From time to time, we may consider strategic transactions, including acquisitions or divestitures of companies, asset purchases or sales and out-licensing or in-licensing of intellectual property, products or technologies. Additional potential transactions that we may consider in the future include a variety of business arrangements, including spinoffs, strategic partnerships, joint ventures, collaborations, restructurings, divestitures, business combinations and investments. Any future transactions could increase our near and long-term expenditures, result in potentially dilutive issuances of our equity securities, or the incurrence of debt, contingent liabilities, amortization expenses or acquired in-process research and development expenses, and could expose us to the risk of litigation, any of which could affect our financial condition, liquidity and results of operations. Future acquisitions may also require us to obtain additional financing, which may not be available on favorable terms or at all. These transactions may never be successful and may require significant time and attention of our management, as well as significant costs, whether or not successfully consummated. In addition, the integration of any business that we may acquire in the future may disrupt our existing business and may be a complex, risky and costly endeavor for which we may never realize the full benefits of the acquisition. For any alliances or joint ventures that we enter into in the biopharmaceutical industry, we may encounter numerous difficulties in discovering, developing, manufacturing and marketing any new products or product candidates related to such businesses, which may delay or prevent us from realizing the expected benefits or enhancing our business. Divestiture transactions may adversely impact the price of our common shares, to the extent investors believe the value of the consideration received in the transaction is not equivalent to the value of the asset or program divested. Although there can be no assurance that we will undertake or successfully complete a divestiture or any additional transactions of the nature described above, any such transactions that we do complete could have a material adverse effect on our business, results of operations, financial condition and prospects.

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

Our information technology and other internal infrastructure systems, including corporate firewalls, servers, leased lines and connection to the Internet, face the risk of systemic failure that could disrupt our operations. A significant disruption in the availability of our information technology and other internal infrastructure systems could cause interruptions in our collaborations with our partners and delays in our research and development work. (See “Item 16K—Cybersecurity.”)

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

As with other companies engaged in activities similar to ours, we face a risk of environmental liability inherent in our current and historical activities, including liability relating to releases of or exposure to hazardous or biological materials. Environmental, health and safety laws and regulations are becoming more stringent. We may be required to incur substantial expenses in connection with future environmental compliance or remediation activities, in which case, our production and development efforts may be interrupted or delayed, and our financial condition and results of operations may be materially adversely affected.

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

Our employees may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements and insider trading.

We are exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include intentional failures to comply with FDA, EMA or other regulations, to provide accurate information to the FDA,the EMA or other regulations or intentional failures to report financial information or data accurately or to disclose unauthorized activities to us. Employee misconduct could also involve the improper use of information obtained in the course of clinical studies, which could result in regulatory sanctions and serious harm to our reputation. We have adopted a compliance management system (comprising a code of conduct, a code of conduct for business partners, several other compliance policies, a third-party due diligence process for a comprehensive background check of our key vendors and a whistleblowing hotline) which is based on three pillars: prevent, detect and respond to misconduct and an insider trading policy, each of which is communicated on a regular basis. However, it is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant fines or other sanctions.

We are subject to governmental regulation and other legal obligations in the European Union and European Economic Area (the “EEA”) related to privacy, data protection and data security. Our actual or perceived failure to comply with such obligations could harm our business.

We are subject to diverse laws and regulations relating to data privacy and security in the European Union and eventually in the EEA, including Regulation 2016/679 (the “GDPR”). The GDPR applies extraterritorially and implements stringent operational requirements for controllers and processors of personal data. Additionally, virtually every jurisdiction in which we conduct clinical trials has established its own data security and privacy frameworks with which we must comply. New global privacy rules are being enacted and existing ones are being updated and strengthened. We are likely to be required to expend capital and other resources to ensure ongoing compliance with these laws and regulations.

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

When we transfer personal data out of the European Union and EEA, we do so in compliance with the relevant data export requirements. After the European Court of Justice had declared the US Privacy Shield invalid in June 2020, there was uncertainty about how to comply with data protection requirements when transferring personal data from the European Union to the US. Now, as the European Commission adopted the EU-U.S. Data Privacy Framework on July 10, 2023 , we have reliable set of rules and safeguards that govern the transfer of personal data between the EU to the US, however guidance form the authorities is developing continuously and needs to be monitored regularly to be able to ensure compliance. We are also subject to evolving European privacy laws on cookies and on e-marketing. The European Union is in the process of replacing the e-Privacy Directive (2002/58/EC) with a new set of rules taking the form of a regulation, which will be directly implemented in the laws of each European member state. The draft e-Privacy Regulation imposes strict opt-in marketing rules with limited exceptions for business-to-business communications, alters rules on third-party cookies, web beacons and similar technology and significantly increases fining powers to the greater of €20 million or 4% of total worldwide annual revenue. While the e-Privacy Regulation was originally intended to be adopted on May 25, 2018 (alongside the GDPR), it is still going through the European legislative process, and it is still not clear when it will be adopted. Draft regulations were rejected by the Permanent Representatives Committee of the Council of the European Union on November 22, 2019; it is not clear when new regulations will be adopted.

We process personal data in relation to participants in our clinical trials in the EEA, including the health and medical information of these participants. The GDPR is directly applicable in each European Union Member State, however, it provides that European Union Member States may introduce further conditions, including limitations which could limit our ability to collect, use and share personal data (including health and medical information), or could cause our compliance costs to increase, ultimately having an adverse impact on our business. The GDPR imposes onerous accountability obligations requiring data controllers and processors to maintain a record of their data processing and implement policies as part of its mandated privacy governance framework. It also requires data controllers to be transparent and disclose upon request to data subjects (in a concise, intelligible and easily accessible form) how their personal information is to be used, imposes limitations on retention of personal data; defines for the first time pseudonymized (i.e., key-coded) data; introduces mandatory data breach notification requirements; and sets higher standards for data controllers to demonstrate that they have obtained valid consent for certain data processing activities. In addition to the foregoing, a breach of the GDPR could result in regulatory investigations, reputational damage, orders to cease/change our use of data, enforcement notices, as well potential civil claims including class action type litigation where individuals suffer harm.

Risks Relating to Employee Matters and Managing Growth

Our future success depends on our ability to retain key executives and to attract, retain and motivate qualified personnel and managing transitions among these personnel, such as the recent resignations of our Chief Executive Officer, Chief Financial Officer, and Chief Scientific Officer.

We are highly dependent on the research and development, clinical and business development expertise of our managing directors and other key employees. We have entered into multi-year executive agreements with our managing directors. If any of our managing directors or other key employees becomes unavailable to perform services for us, we may not be able to find a qualified replacement in a timely fashion, which could impede the achievement of our research, development and commercialization objectives and seriously harm our ability to successfully implement our business strategy. We do not maintain any key person insurance for our managing directors at this time.

Our success depends on our ability to manage transitions among our senior management and other key personnel. In late 2023, our chief financial officer and ending February 2024 our chief scientific officer resigned from our company. Additionally, our chief executive officer resigned from the company in January 2024. These recent changes in our senior management may be disruptive to our business, and if we are unable to manage an orderly transition in these cases or for other key personnel in the future, our business may be adversely affected.

In addition, we will need to expand and effectively manage our managerial, operational, financial, development and other resources in order to successfully pursue our research, development and commercialization efforts for our existing and future product candidates. Furthermore, replacing members of our supervisory board, management board or other key employees may be difficult and may take an extended period of time because of the limited number of individuals in our industry with the breadth of skills and experience required to successfully develop, gain regulatory approval of and commercialize products. Competition to hire from this limited pool is intense, and we may be unable to hire, train, retain or motivate these key personnel on acceptable terms given the competition among numerous pharmaceutical and biotechnology companies for similar personnel. In addition, we rely on consultants and advisors, including scientific and clinical advisors, to assist us in formulating our research and development and commercialization strategy. Our consultants and advisors may be employed by employers other than us and may have commitments under consulting or advisory contracts with other entities that may limit their availability to us. If we are unable to continue to attract and retain high quality personnel, our ability to pursue our growth strategy will be limited.

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

You should consider an investment in our common shares as risky and invest only if you can withstand a significant loss and wide fluctuations in the market value of your investment. Our share price has been, and in the future may again be subject to substantial price volatility. In addition, the stock market has recently experienced significant volatility, particularly with respect to pharmaceutical, biotechnology and other life sciences company stocks. The volatility of pharmaceutical, biotechnology and other life sciences company stocks often does not relate to the operating performance of the companies represented by the stock. Some of the factors that may cause the market price of our common shares to fluctuate include:

●	results and timing of our clinical studies and clinical studies of our competitors’ products;
●	failure or discontinuation of any of our development programs;
●	issues in manufacturing our product candidates or future approved products;
●	regulatory developments or enforcement in the United States and non-U.S. countries with respect to our product candidates or our competitors’ products;

●	failure to achieve pricing and/or reimbursement;
●	competition from existing products or new products that may emerge;
●	developments or disputes concerning patents or other proprietary rights;
●	introduction of technological innovations or new commercial products by us or our competitors;
●	announcements by us, our collaborators or our competitors of significant acquisitions, strategic partnerships, joint ventures, collaborations or capital commitments;
●	changes in estimates or recommendations by securities analysts who cover our securities;
●	fluctuations in the valuation of companies perceived by investors to be comparable to us;
●	public concern over our product candidates or any future approved products;
●	litigation;
●	future sales of our common shares;
●	share price and volume fluctuations attributable to inconsistent trading volume levels of our shares;
●	additions or departures of key personnel;
●	changes in the structure of health care payment systems in the United States or overseas;
●	failure of any of our product candidates, if approved, to achieve commercial success;
●	economic and other external factors or other disasters or crises, including health epidemics and instability in the banking sector;
●	period-to-period fluctuations in our financial condition and results of operations, including the timing of receipt of any milestone or other payments under commercialization or licensing agreements;
●	general market conditions and market conditions for biopharmaceutical stocks; and
●	overall fluctuations in U.S. equity markets.

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

If we are unable to comply with Nasdaq’s continued listing requirements, our common shares could be delisted from the Nasdaq Capital Market, which would seriously harm the liquidity of our common shares and our ability to raise capital.

In April 2023, we received a letter from Nasdaq indicating that for the last thirty consecutive business days, the bid price for our common shares had closed below the minimum $1.00 per share requirement for continued listing on Nasdaq under Nasdaq Listing Rule 5550(a)(2). In accordance with Nasdaq Listing Rule 5810(c)(3)(A), we were provided an initial period of 180 calendar days, or until October 2, 2023, to regain compliance. As the common shares remained below the minimum bid price, we applied for a transfer of our common shares from the Nasdaq Global Select Market to the Nasdaq Capital Market. On October 4, 2023 we announced that we received approval from the Listing Qualifications Department of Nasdaq to transfer the listing of our common shares from the Nasdaq Global Market to the Nasdaq Capital Market. This transfer was effective as of the opening of business on October 4, 2023 and provided us with an additional 180 calendar days, or until April 1, 2024, to regain Nasdaq listing compliance. On March 25, 2024, we received a letter from Nasdaq stating that, for the last 10 consecutive business days, the closing bid price of our common shares was $1.00 per share or greater and, accordingly, we regained compliance with Listing Rule 5550(a)(2).

Pursuant to the shareholder approval obtained at our annual general meeting of shareholders held in June 2023, our supervisory board and management board effectuated a 1-for-10 reverse stock split on March 8, 2024 (the “Reverse Stock Split”). On March 11, 2024, the common shares began trading on a post-split basis under the Company’s existing trading symbol “AFMD.” The Reverse Stock Split was undertaken with the objective of meeting the minimum $1.00 per share requirement for maintaining the listing of our common shares on the Nasdaq Capital Markets. All the share and per share information for all periods presented herein have been adjusted to reflect the 1-for-10 Reverse Stock Split. There is no guarantee that the post-split share price will be sufficient to continue to meet such standards.

A continued decline in the closing price of our common shares on Nasdaq could result in suspension or delisting procedures in respect of our common shares. The commencement of suspension or delisting procedures by Nasdaq remains, at all times, at the discretion of Nasdaq and would be publicly announced by the exchange. If a suspension or delisting were to occur, there would be significantly less liquidity in the suspended or delisted securities. In addition, our ability to raise additional necessary capital through equity or debt financing would be greatly impaired. Furthermore, with respect to any suspended or delisted common shares, we would expect decreases in institutional and other investor demand, analyst coverage, market making activity and information available concerning trading prices and volume, and fewer broker-dealers would be willing to execute trades with respect to such common shares. If our common shares are removed from the Nasdaq Capital Market, an investor could find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, our common shares. Additionally, our common shares may then be subject to “penny stock” regulations.

Future sales, or the possibility of future sales, of a substantial number of our common shares could adversely affect the price of the shares and dilute shareholders.

Future sales of a substantial number of our common shares, or the perception that such sales will occur, could cause a decline in the market price of our common shares. We had approximately 15.2 million common shares outstanding as of March 15, 2024. If our existing shareholders sell substantial amounts of common shares in the public market, or the market perceives that such sales may occur, the market price of our common shares and our ability to raise capital through the issuance of equity securities in the future could be adversely affected. In addition, we have registered on a Form S-8 registration statement all common shares that we may issue under our equity compensation plans. As a result, these shares can be freely sold in the public market upon issuance, subject to volume limitations applicable to affiliates.

We have a shelf registration statement pursuant to which we may offer and sell, in one or more offerings, our common shares, senior debt securities, subordinated debt securities, warrants, purchase contracts or units. We have also entered into a sales agreement to offer and sell our common shares under a prior registration statement pursuant to an “at-the-market” (“ATM”) offering. Because the price per share of each share sold under the registration statement will depend on the market price of our shares at the time of the sale and other market conditions, it is not possible at this stage to predict the number of shares that ultimately may be offered and sold under the registration statement. If we sell common shares, convertible securities or other equity securities, existing shareholders may be diluted by such sales, and in certain cases new investors could gain rights superior to our existing shareholders. Any sales of our common shares, or the perception that such sales could occur, could have a negative impact on the trading price of our shares.

We are a foreign private issuer and, as a result, we are not subject to U.S. proxy rules and are subject to reporting obligations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.

We report, under the Exchange Act, as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act and although we are subject to Dutch laws and regulations with regard to such matters and intend to furnish quarterly financial information to the U.S. Securities and Exchange Commission (the “SEC”), we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of securities registered under the Exchange Act, (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. In addition, foreign private issuers are not required to file their annual report on Form 20-F until four months after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, you may not have the same protections afforded to shareholders of U.S. domestic public companies.

As a foreign private issuer and as permitted by the listing requirements of Nasdaq, we follow certain home country governance practices rather than the corporate governance requirements of Nasdaq.

We are a foreign private issuer. As a result, in accordance with the listing requirements of the Nasdaq Capital Market, we follow home country governance requirements and certain exemptions thereunder rather than comply with the corporate governance requirements of Nasdaq. In accordance with Dutch law and generally accepted business practices, our Articles of Association do not provide quorum requirements generally applicable to general meetings of shareholders in the United States. To this extent, our practice varies from the requirement of Nasdaq Listing Rule 5620(c), which requires an issuer to provide in its bylaws for a generally applicable quorum, and that such quorum may not be less than one-third of the outstanding voting stock. Although we must provide shareholders with an agenda and other relevant documents for the general meeting of shareholders, Dutch law does not have a regulatory regime for the solicitation of proxies and the solicitation of proxies is not a generally accepted business practice in the Netherlands, thus our practice will vary from the requirement of Nasdaq Listing Rule 5620(b). As permitted by the listing requirements of Nasdaq, we have also opted out of the requirements of Nasdaq Listing Rule 5605(d), which requires, inter alia, an issuer to have a compensation committee that consists entirely of independent directors, and Nasdaq Listing Rule 5605(e), which requires independent director oversight of director nominations. Also, Dutch law does not require that we disclose information regarding third party compensation of our directors or director nominees. As a result, our practice varies from the third-party compensation disclosure requirements of Nasdaq Listing Rule 5250(b)(3). In addition, we have opted out of shareholder approval requirements, as included in the Nasdaq Listing Rules, for the issuance of securities in connection with certain events such as the acquisition of stock or assets of another company, the establishment of or amendments to equity-based compensation plans for our management board and supervisory board, employees and consultants, a change of control of us and certain private placements. To this extent, our practice varies from the requirements of Nasdaq Rule 5635, which generally requires an issuer to obtain shareholder approval for the issuance of securities in connection with such events. Accordingly, you may not have the same protections afforded to shareholders of companies that are subject to these Nasdaq requirements.

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

Our authorized share capital increased as of June 19, 2018, following an amendment of our Articles of Association approved by a resolution of the general meeting of shareholders. On August 4, 2020, following an amendment of our Articles of Association, approved by a resolution of the general meeting of shareholders, the composition of our authorized share capital was amended, and the cumulative preferred shares included in the share capital were abolished and converted into common shares. Following the amendment of our Articles of Association in conjunction with the reverse split on March 8, 2024, our authorized share capital currently amounts to €3,119,500, comprised of 31,195,000 common shares, each with a nominal value of €0.1.

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

As a Dutch company we are subject to the Dutch Corporate Governance Code (“DCGC”). The DCGC contains both principles and best practice provisions that regulate relations between the management board, the supervisory board and the shareholders (i.e., the general meeting of shareholders). The DCGC is based on a “comply or explain” principle. Accordingly, companies are required to disclose in their annual reports, filed in the Netherlands, whether they comply with the provisions of the DCGC. If they do not comply with those provisions (e.g., because of a conflicting Nasdaq requirement), the company is required to give the reasons for such non-compliance.

The DCGC applies to all Dutch companies listed on a government-recognized stock exchange, whether in the Netherlands or elsewhere, including Nasdaq. We do not comply with all the best practice provisions of the DCGC. In our annual report for the fiscal year ended December 31, 2023, we will report on our compliance with the DCGC. This may affect your rights as a shareholder, and you may not have the same level of protection as a shareholder in a Dutch company that fully complies with the DCGC.

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

We believe it is likely that we were a “passive foreign investment company”, or a PFIC, for U.S. federal income tax purposes in 2023, and we may be a PFIC in 2024 or one or more future taxable years. A U.S. investor may suffer adverse U.S. federal income tax consequences if we are a PFIC for any taxable year during which the U.S. investor holds common shares.

Under the Internal Revenue Code of 1986, as amended (the “Code”), we will be a passive foreign investment company (“PFIC”) for any taxable year in which, after the application of certain “look-through” rules with respect to subsidiaries, either (i) 75% or more of our gross income consists of “passive income,” or (ii) 50% or more of the average quarterly value of our assets consist of assets that produce, or are held for the production of, “passive income.” Passive income generally includes interest, dividends, rents, certain non-active royalties and capital gains. Although we have not performed a definitive PFIC analysis using U.S. federal income tax principles, based on certain estimates as to the composition of our income and assets during 2023, including the implied value, based on our market capitalization, of our assets that produce non-passive income, including, for this purpose, certain elements of our net working capital, we believe it is likely that we were a PFIC for our 2023 taxable year.

Whether we will be a PFIC in 2024 or any future taxable year is uncertain because, among other things, we currently own a substantial amount of passive assets, including cash, and because the valuation of our assets that generate non-passive income for PFIC purposes, including our intangible assets, is uncertain and may vary substantially over time. In addition, the composition of our assets and income may vary substantially over time. The average quarterly value of our assets for purposes of determining our PFIC status for any taxable year will generally be determined in part by reference to our market capitalization, which has fluctuated and may continue to fluctuate significantly over time. Accordingly, there can be no assurance that we will not be a PFIC in 2024 or for any future taxable year. In addition, we may, directly or indirectly, hold equity interests in other entities, including certain of our subsidiaries, that are PFICs, or “Lower-tier PFICs.”

If we are a PFIC for any taxable year during which a U.S. investor holds common shares, we generally will continue to be treated as a PFIC with respect to that U.S. investor for all succeeding years during which the U.S. investor holds common shares, even if we cease to meet the threshold requirements for PFIC status. Such a U.S. investor may be subject to adverse tax consequences, including (i) the treatment of all or a portion of any gain on disposition as ordinary income, (ii) the application of a deferred interest charge on such gain and the receipt of certain dividends and (iii) compliance with certain reporting requirements. To avoid the application of the foregoing rules, a U.S. investor can make an election to treat us and each Lower-tier PFIC as a qualified electing fund (a “QEF Election”) in the first taxable year that we and each Lower-tier PFIC are treated as PFICs with respect to the U.S. investor. We currently intend to provide the information necessary for a U.S. investor to make a QEF Election with respect to us and each Lower-tier PFIC that we control for 2023 and for any future years with respect to which we determine that we or any Lower-tier PFIC that we control are or are likely to be a PFIC. A U.S. investor can also avoid certain of the adverse U.S. federal income tax consequences described above by making a mark-to-market election with respect to its common shares, provided that the common shares are “marketable.” U.S. investors should consult their tax advisers regarding the availability and advisability of making a QEF Election or a mark-to-market election in their particular circumstances. See “Material U.S. Federal Income Tax Considerations” for further information regarding the consequences to a U.S. investor if we are a PFIC for any taxable year during which the U.S. investor holds common shares.

One or more taxing authorities could challenge the German tax residency of the Company, and if such challenge were to be successful, the Company could be subject to increased and/or different taxes than we expect.

By reason of the Company’s incorporation under Dutch law, it is deemed tax resident in the Netherlands for purposes of the Dutch Dividend Withholding Tax Act 1965 and the Dutch Corporate Income Tax Act 1969. As long as it continues to have its place of effective management in Germany, and not in the Netherlands, under the Convention between the Federal Republic of Germany and the Netherlands for the avoidance of double taxation with respect to taxes on income of 2012 (the “German-Dutch tax treaty”), the Company should be considered to be exclusively tax resident in Germany. However, the applicable tax laws or interpretations thereof, including the German-Dutch tax treaty and the interpretation thereof, may change. Furthermore, whether the Company has its place of effective management in Germany and is as such tax resident in Germany is largely a question of fact and degree based on all the circumstances, rather than a question of law, which facts and degree may also change. Changes to applicable laws or interpretations thereof and changes to applicable facts and circumstances (e.g., a change of board members or the place where board meetings take place), may result in the Company becoming a tax resident of a jurisdiction other than Germany, potentially resulting in the denial of benefits under the German-Dutch tax treaty. In that case, there would be a risk that both jurisdictions would levy dividend withholding tax, in addition to the risk of double taxation on the profits of the Company itself. These changes could have a material adverse impact on the Company’s financial results and/or the future marketability of the Company’s common shares.

General Risk Factors

If any product liability lawsuits are successfully brought against us or any of our collaborators, we may incur substantial liabilities and may be required to limit commercialization of our product candidates.

We face an inherent risk of product liability lawsuits related to the testing of our product candidates in seriously ill patients and will face an even greater risk if product candidates are approved by regulatory authorities and introduced commercially. Despite mandatory product liability insurances in the countries in which we are conducting our clinical studies, we cannot exclude that any claims will be brought against us or our collaborators although product liability claims by participants enrolled in our clinical studies will be usually covered by our insurances. If we cannot successfully defend ourselves against any such claims, we may incur substantial liabilities. Regardless of their merit or eventual outcome, liability claims may result in:

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

Potential future revenue may be derived from abroad, particularly from the United States. As a result, our business and share price may be affected by fluctuations in foreign exchange rates between the euro and these other currencies, which may also have a significant impact on our reported results of operations and cash flows from period to period, such as the U.S. dollar. We have converted into euros only the portion of the proceeds from our financings and our research collaboration and license agreements with Genentech and Roivant that was spent or we expect will be spent in euros according to our budget. If the projected payments in either euro or U.S. dollar change, we may be subject to foreign exchange-rate risk. Currently, we do not have any other exchange rate hedging measures in place.

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

ITEM 4. INFORMATION ON THE COMPANY

A.   History and development of the company

We are a clinical-stage immuno-oncology company focused on developing highly targeted cancer immunotherapies. Our product candidates represent an innovative approach to cancer treatment that seeks to harness the body’s own immune defenses to fight tumor cells. The most potent cells of the human defense arsenal are types of white blood cells called innate immune cells (NK cells and macrophages) and T cells. Leveraging our fit-for-purpose ROCK® platform, we develop proprietary, next-generation bispecific antibodies, so-called innate cell engagers (ICE®), which are designed to direct innate immune cells and establish a bridge to cancer cells. Our innate cell engagers have the ability to bring innate immune cells into the proximity of tumor cells and trigger an activation cascade that leads to the destruction of cancer cells. Due to their novel tetravalent architecture with four binding domains, our innate cell engagers bind to their targets with high affinity. Different dosing schemes are being explored to allow for improved exposure in heavily pretreated patient populations. Based on their mechanism of action as well as the preclinical and clinical data we have generated to date, we believe that our product candidates as monotherapy and / or in combination, may ultimately improve response rates, clinical outcomes and survival in cancer patients, and could eventually become a cornerstone of modern targeted oncology care. Building on our leadership in the innate cell engager space, we have developed novel antibody formats with the potential to tailor innate cell-engaging therapy to different indications and settings.

We were founded in 2000 based on technology developed by the group led by Professor Melvyn Little at Deutsches Krebsforschungszentrum (“DKFZ”), the German Cancer Research Center, in Heidelberg, Germany.

Focusing our efforts on antibodies that specifically bind to innate cells through the FcgRIIIA (“CD16A”) receptor, a key activating receptor, we have built a clinical and preclinical pipeline of innate cell-engaging bispecific antibodies designed to activate both innate and adaptive immunity. Compared to a variety of T cell-engaging technologies, our innate cell engagers appear to have a better safety profile and have the potential to achieve more potent and deeper immune responses potentially through enhancing crosstalk of innate and adaptive immunity. The safety profiles of our molecules make them suitable for development as combination therapies (e.g. with CPIs, adoptive NK cells or cytokines).

We are focusing our development efforts on three programs, for which we retain full global commercial rights: acimtamig, AFM24 and AFM28. Because our tetravalent bispecific antibodies can be engineered to bind to different antigens that are known to be present on various cancer cells, our product candidates could be developed for the treatment of different cancer indications. We intend to clinically develop our product candidates to treat high medical need indications, including as a salvage therapy for patients who have relapsed after treatment with standard therapies, or patients who are refractory to these therapies, meaning they do not respond to treatment with standard therapies, whom we collectively refer to as R/R patients. These patients have limited life expectancy and few therapeutic options. We believe this strategy will allow for a faster path to approval and will likely require smaller clinical studies compared to indications with more therapeutic options and larger patient populations. We believe such specialized market segments in oncology can be effectively targeted with a small and dedicated marketing and sales team. We currently intend to establish a commercial sales force in the United States and/or Europe to commercialize our product candidates when and if they are approved.

We also see an opportunity in the clinical development of our innate cell engagers in combination with other agents that harness the immune system to fight cancer cells, such as CPIs, adoptive NK cell transfer and cytokines. Such combinations of cancer immunotherapies may ultimately prove beneficial for larger patient populations in earlier stages of diseases, beyond the R/R disease setting.

Our main facilities are located at Gottlieb-Daimler-Straße 2 in Mannheim, where we employ 70 people, approximately 74% of whom have an advanced academic degree. As of March 15, 2024, our total headcount was 78 (76 full-time equivalents). On January 8, 2024, we announced a reduction of our workforce by approximately 50%, which is already anticipated in the headcount numbers. For more information as to the risks associated with our workforce reduction, see Item 3.D: “Risk factors.”

In 2009, we formed AbCheck s.r.o. (“AbCheck”), our previously 100% owned, independently run antibody screening platform company, located in the Czech Republic. In December 2023, we reached a definitive agreement to sell AbCheck to Ampersand Biomedicines.

Our legal and commercial name is Affimed N.V., and we are a public company with limited liability (naamlozevennootschap) incorporated under Dutch law. Our principal executive offices are located at Gottlieb-Daimler-Straße 2, 68165 Mannheim, Germany, and our telephone number is (+49) 621-560-030.

Our principal expenditures since inception have been our research and development expenses. To date, we have relied on the issuance of equity securities and the incurrence of loans to finance our operations. For more information, please see “Item 5. Operating and Financial Review and Prospects.”

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

B.   Business overview

Our Strategy

Our goal is to develop new treatment options for patients in need by activating innate immunity (e.g. NK cells and macrophages), the body’s first line of defense, to fight cancer. We are developing single agent and combination therapies to treat a variety of cancers. Our proprietary antibody platform, ROCK®, has the potential to deliver several unique types of next-generation tetravalent antibody formats, including bispecific innate cell engagers. Based on the distinctive properties and mechanism of action of these products, which have demonstrated preclinical and / or clinical activity, we believe that our product candidates, alone or in combination, could eventually become a key element of improving clinical outcomes in cancer patients. Key elements of our strategy to achieve this goal are to:

●	Rapidly advance the development of our clinical stage product candidates including development (i) as monotherapy, (ii) in combination with adoptive NK cells, and (iii) in combinations with immunotherapies such as CPIs;
●	Use our technology platforms and intellectual property portfolio to continue to build our cancer immunotherapy pipeline;
●	Maximize the value of our industry collaboration arrangements, and establish new collaborations; and
●	Intensify our collaboration with academia.

Our Strengths

We believe we are a leader in developing innate immunity-based cancer immunotherapies due to several factors:

●	Our lead product candidate, acimtamig, is a first-in-class innate cell engager for CD30+ hematologic cancer indications;
●	Our development candidate, AFM24, is a first-in-class innate cell engager for EGFR expressing solid tumor indications;
●	Our development candidate, AFM28, is an innate cell engager for acute myeloid leukemia (“AML”);
●	We retain global commercial rights for acimtamig, AFM24 and AFM28;
●	Our experienced management team has a strong track record in the development and commercialization of new medicines; and
●	We have a strong technology base and solid patent portfolio in the field of targeted immuno-oncology.

Our Pipeline

We are developing a pipeline of innate cell engagers for the treatment of cancer as shown below:

Acimtamig

Our most advanced candidate, acimtamig, is a first-in-class ICE® designed for the treatment of certain CD30-positive (“CD30+”) malignancies, including HL and certain Non-Hodgkin Lymphomas (“NHLs”). Acimtamig selectively binds to CD30, a clinically validated target, and CD16A, an integral membrane glycoprotein receptor expressed on the surface of NK cells and macrophages, triggering a signal cascade that leads to the destruction of CD30+ tumor cells. In contrast to conventional full-length antibodies, acimtamig does not bind to CD16B, which prevents binding to other cell types, e.g., neutrophils, and binds with equal affinity to CD16A polymorphisms at position 158. Furthermore, acimtamig binds CD16A with an approximately 1000-fold higher affinity than monoclonal antibodies (“mAbs”) thereby significantly increasing potency and efficacy, as preclinically demonstrated.

LuminICE-203 Phase 2 study

Acimtamig is currently being investigated in combination with AlloNK® in LuminICE-203, an open-label, multi-center, multi-cohort, phase 2 study evaluating the efficacy and safety of the treatment in patients with relapsed/refractory Hodgkin lymphoma. Fast Track designation was granted by the FDA in September 2023.

LuminICE-203 builds on the clinical findings from the phase 1/2 acimtamig (AFM13-104) trial (NCT04074746), in which investigators assessed acimtamig in combination with cord blood-derived natural killer cells in heavily pretreated patients with CD30-positive Hodgkin lymphoma and non-Hodgkin lymphoma. Data presented to date from this trial have shown outstanding clinical results in late-stage, multi-refractory patients. In the 32 R/R HL patients treated at the recommended phase 2 dose level (“RP2D”), the objective response rate (“ORR”) reached 97%, with a complete response (“CR”) rate of 78%. Median Event-Free Survival (EFS) stood at 9.8 months, with 84% of patients alive at 12 months. The median duration of response (“DoR”) was 8.8 months. Notably, patients were heavily pretreated (median of 7 prior lines), had received checkpoint inhibitors (CPIs) and brentuximab vedotin (“BV”), and were refractory to their most recent therapy. Additionally, patients received up to four cycles of therapy, and treatment was well-tolerated with no instances of cytokine release syndrome (“CRS”), graft-versus-host disease (“GvHD”), or immune effector cell-associated neurotoxicity syndrome (“ICANS”).

In November 2022, we announced a collaboration with Artiva with the goal of advancing the development of the combination of acimtamig and AlloNK® into a potential registration enabling study. In January 2023, the FDA issued a written response to our pre-investigational new drug meeting request for the acimtamig/AlloNK® co-administered combination therapy in R/R HL and the exploratory arm evaluating the combination in R/R CD30+ lymphomas. Based on the FDA’s written response, we submitted and received clearance from FDA for an IND application during the second quarter of 2023. We initiated enrollment into the study in October 2023.

AFM13-202 (the REDIRECT study)

Acimtamig was investigated as a monotherapy in a phase 2 study (the “REDIRECT” study) in patients with CD30+ R/R PTCL. In April 2023, final results from the study at the American Association for Cancer Research (“AACR”) Annual Meeting by Dr. Won Seog Kim, Professor of Hematology-Oncology at Samsung Medical Center in Seoul and a principal investigator for the study, and established that acimtamig monotherapy showed efficacy in the treatment of R/R PTCL patients with a differentiated safety profile. Primary efficacy measures included an ORR of 32.4% and a CR of 10.2%. Key secondary and exploratory outcome measures include safety, durability of response, progression free survival and overall survival. Median DoR was 2.3 months, median progression free survival (“PFS”) was 3.5 months and median overall survival (“OS”) was 13.8 months. PFS and OS were comparable with currently approved therapies for R/R PTCL. Of all PTCL subsets, patients with Angioimmunoblastic T-cell lymphoma (“AITL”) exhibited the highest ORR (53.3%) and CR (26.7%) with DoR not meaningfully different across the various subsets. The safety profile of acimtamig was well managed and consistent with previously reported data of prior and ongoing clinical studies with acimtamig. Most common treatment-emergent adverse events (“TEAEs”) were IRR (25%), neutropenia (10.2%) and pyrexia (8.3%). No acimtamig-related fatal toxicities were observed.

AFM24

Our second candidate, AFM24, is a tetravalent, bispecific EGFR and CD16A-binding ICE®. AFM24 is designed to address limitations, such as toxicities or treatment resistance, associated with current therapeutic anti-EGFR mAbs, while also offering the potential for better efficacy and safety by using activation of the innate immunity to target EGFR-expressing solid tumors rather than inhibition of EGFR-mediated signal transduction. AFM24 was investigated as monotherapy in a first-in-human phase 1/2a study, and in two combination clinical studies investigating AFM24 with adoptive NK cells and a PD-L1 inhibitor, atezolizumab.

In June 2023, at the American Society of Clinical Oncology (the “ASCO”) annual meeting, we announced our intention to focus future clinical development of AFM24 on the combination with atezolizumab (AFM24-102), and the discontinuation of AFM24-101 (monotherapy) and AFM24-103 (combination of AFM24 with SNK01 autologous NK cells). We anticipate that our research and development expenses in 2024 for AFM24 will decrease compared to those in 2023, due to our decision to pursue a focused clinical development.

AFM24-101 phase 1/2 study

In June 2023, at the ASCO annual meeting we presented safety and efficacy data from the EGFR mutant NSCLC expansion cohort of our AFM24-101 phase 1/2 study investigating ICE® AFM24 as monotherapy. An EGFR mutant NSCLC cohort was part of the AFM24-101 open-label, non-randomized, multi-center, phase 1/2a study (NCT04259450) investigating the safety, tolerability, and preliminary efficacy of AFM24 monotherapy in patients with advanced or metastatic EGFR+ solid tumors. Other cohorts investigated included colorectal cancer (“CRC”) and renal cell carcinoma (“RCC”). At the planned interim analysis, 15 patients with EGFR mutant NSCLC and a median of 2 prior lines of therapy had been treated with a median of 11 doses of AFM24. As of the cut-off date, the data showed clinical activity and signals of anti-tumor activity in 7 out of 15 heavily pre-treated patients, including two confirmed partial responses and five patients with stable disease resulting in an objective response rate of 13% and a disease control rate of 47%. Concurrent with the presentation, we announced our intention to focus near-term clinical development of AFM24 on the combination with atezolizumab (“AFM24-102)”, and announced the discontinuation of AFM24-101. As a result of these findings an EGFR mutant cohort was added to the study of AFM24 in combination with atezolizumab.

AFM24-102 phase 1/2a study

AFM24-102 is a phase 1/2a open-label, non-randomized, multicenter, dose escalation, and expansion study evaluating AFM24 in combination with a PD-L1 inhibitor, atezolizumab, in patients with selected EGFR-expressing advanced solid malignancies whose disease has progressed after treatment with previous anticancer therapies (NCT05109442).

As of January 4, clinical response update to the Phase 1/2a AFM24-102 trial in EGFR-wt NSCLC reported 4 confirmed responses, including 1 CR and 3 PR, and 7 stable diseases in the 15 heavily pre-treated evaluable patients, resulting in a disease control rate of 73 percent. Of special importance is the fact that three of the four responders had never achieved an objective response to PD(L) 1 therapy and that the only patient with a response to PD1 containing treatment responded to a combination of doublet chemotherapy plus PD1 and therefore even in this patient, the contribution of PD1 therapy is unclear. Based on the promising response data from the EGFRwt NSCLC cohort, the Company expanded enrollment to 40 patients. In addition, the company continues to enroll in the EGFR-mut NSCLC cohort for a planned number of 25 patients.

Mature PFS data from the 15 EGFR-wildtype NSCLC patients and initial efficacy from the EGFR-mutant NSCLC cohort are expected in Q2 2024.

AFM24-103 (combination with SNK01 autologous NK cells)

In August 2023, data from the dose escalation phase on safety and efficacy of the ICE® AFM24 in combination with NKGen Biotech’s SNK01 (autologous non-genetically modified NK cells) in patients with advanced or metastatic EGFR-expressing solid tumors (NCT05099549) , was presented at a poster presentation at the ASCO Breakthrough conference in Yokohama, Japan. As of June 2023, seven patients with a mean number of five prior therapies received the combination of AFM24 and SNK01. No unexpected or dose-limiting toxicities were observed, and the pharmacokinetic (“PK”) properties were similar to AFM24 monotherapy. The best objective response was stable disease in three out of the seven patients, including patients with heavily pretreated microsatellite stable colorectal cancer (“MSS CRC”). Despite these data, we and NKGen Biotech mutually decided to discontinue the presented study. In line with our NK cell combination experience for acimtamig, we are evaluating better options to advance AFM24 with an allogeneic off-the-shelf NK cell product.

AFM28

Our third, wholly-owned ICE® molecule, AFM28 is designed to bind to CD123, an established target in myeloid malignancies. We chose CD123 as it is almost universally expressed on leukemic blasts and leukemic stem cells (“LSCs”) in patients with AML, both at diagnosis and at relapse, and independently of cytogenetic risk. AFM28 is being developed for the treatment of patients with AML. Clinical development of AFM28 is planned as both single-agent and in combination with an allogeneic off-the-shelf NK cell product.

AFM28-101

In June 2022, we submitted an IND to the FDA for AFM28. Following feedback from the FDA related to the design of the dose escalation study, we made a strategic decision to voluntarily withdraw the IND and to focus early clinical development of AFM28 in jurisdictions outside of the United States. We initiated recruitment into a phase 1 clinical study in the first quarter of 2023, and enrolled patients into the study in Spain and France.

AFM28 is investigated in a multi-center phase 1 open-label, dose-escalation study (AFM28-101), in R/R AML. In March 2023, we announced that the first patient was dosed in a phase 1 multicenter, open label, first-in-human dose escalation study of the innate cell engager (ICE® AFM28 monotherapy in patients with CD123-positive R/R AML. AFM28 efficiently directs NK cells to CD123-positive leukemic cells in our preclinical models, including leukemic blasts, LSCs and leukemic progenitor cells, inducing their depletion in samples of patients with AML and myelodysplastic syndrome (“MDS”.) As of end of February 2024, we completed enrollment of the fifth cohort (250 mg), recruiting patients in the sixth cohort in the multi-center Phase 1 open-label, dose-escalation study (AFM28-101). No dose-limiting toxicities were reported in cohorts treated prior. Further clinical development of AFM28 is planned in combination with an allogeneic off-the-shelf NK cell product.

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

Better understanding of the fundamentals of cellular and molecular tumor immunology has identified many ways by which the immune system can be augmented to treat cancer, including priming/boosting of the immune system, T cell modulation, reducing immunosuppression in the tumor microenvironment and enhancing adaptive immunity. This new area of medicine, termed cancer immunotherapy, has the potential to offer adaptable and durable cancer control across a variety of tumor types. Our ROCK® platform-based immune cell engagers (ICE®) enable a direct interaction of NK cells, macrophages or T cells with cancer cells, leading to the destruction of the tumor cells.

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

According to the American Cancer Society, cancer is the second most common cause of death in the United States. In the United States, more than 2 million new cases of cancer are expected to be diagnosed in 2024, and more than 611,720 deaths from cancer are expected to occur. The 5-year relative survival rate for all cancers diagnosed during 2019-2023 was 69% among white people and 65% among black people ( https://www.cancer.org/content/dam/cancer-org/research/cancer-facts-and-statistics/annual-cancer-facts-and-figures/2024/2024-cancer-facts-and-figures-acs.pdf). According to a United States National Institutes of Health National Cancer Institute estimate, national expenditures for cancer care in the United States in 2023 were approximately $209 billion (https://progressreport.cancer.gov/after/economic_burden).

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

The next approach to pharmacological cancer treatment was to develop drugs, referred to as targeted therapeutics, including mAbs, which are antibodies that derive from a single parent cell, that target specific biological molecules in the human body that play a role in cell growth and the spread of cancer. Included in this category are small molecule drugs as well as large molecule drugs, also known as biologics. With heightened vigilance and new diagnostic tests, targeted therapies (including mAbs such as Herceptin®, Rituxan®, Erbitux® and Avastin® as well as small molecules such as Nexavar® and Tarceva®), have resulted in improvements in overall survival for many cancer patients. More recently, antibodies have been developed that are optimized regarding their effector function, also known as Fc optimized antibody drugs, for example obinutuzumab. These molecules are designed to engage NK cells and macrophages more effectively in the elimination of cancer cells.

Cancer immunotherapy plays an increasingly important role among emerging cancer drug therapies. The science behind immunotherapies is to harness the body’s own immune system to fight tumor cells. There are different approaches: vaccinations, checkpoint inhibitors, T cell and innate cell engagers, and chimeric antigen receptor (“CAR”-) T cells. Ipilimumab (“Yervoy®”), sipuleucel-T (“Provenge®”), and more recently nivolumab (“Opdivo®”), pembrolizumab (“Keytruda®”), and blinatumomab (“Blincyto®”) were amongst the first cancer immunotherapies to enter the market. Our bispecific antibodies add further promise to the field of immuno-oncology.

Our Technologies

We have developed our proprietary fit-for-purpose ROCK® antibody platform to enable the generation of first-in-class multivalent, multi-specific immune cell engagers. Our antibodies have been shown to retarget innate and adaptive immune cells. ROCK® enables us to tailor tetravalent, bispecific immune cell engagers with high affinity and avidity, as well as variable PK profiles for different indications and settings. Leveraging the ROCK® platform, we are able to generate molecules against validated oncology targets to address the limitations of existing standard treatments.

Schematic Representation of our Fit-For-Purpose ROCK (R) Platform

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

Leveraging our fit-for-purpose ROCK® platform, we develop proprietary, next-generation bispecific antibodies, so-called innate cell engagers (ICE®). These ICE® molecules are designed to direct and establish a bridge between innate immune cells and cancer cells. Our innate cell engagers have the ability to create an immunological synapse between innate immune cells and cancer cells and trigger an activation cascade that leads to the destruction of cancer cells. Due to their novel tetravalent architecture (which provides for four binding domains), our innate cell engagers bind to their targets with high affinity and have half-lives that support intravenous administration and dosing schedules similar to mAbs to achieve potent antitumor efficacy. In addition to our lead candidates, acimtamig, AFM24 and AFM28, we have the potential to tetravalent, bispecific antibody formats with the potential to tailor immune-engaging therapies to different indications and settings.

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

Schematic representation of the mode of action of a tetravalent bispecific innate cell engager

Innate immune cells, such as NK cells and macrophages, distinguish between healthy cells and foreign or aberrant cells through a process that is governed by a complex interaction of activating and inhibitory receptors that regulate their activity. While innate immune cells can bind to the Fc regions of native full-length antibodies through Fcg receptors to induce a cytotoxic effect, our ICE ® molecules are designed to enhance the activity of innate immune cells in killing targeted tumor cells because they bind the CD16A receptor on innate immune cells with high specificity and approximately 1,000-fold higher affinity than IgG-based antibodies, and greater than 25-fold higher affinity than typical Fc-optimized IgG antibodies.

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

Binding of Innate Cell Engager to CD16A (high-and low affinity genetic variants (allotypes) 158V and 158F, respectively) and to CD16B (SH, NA1 and NA2 allotypes), the latter showing no response (i.e. no binding)

CD16A 48R 158V
CD16A 48R 158F
CD16B NA1
CD16B NA2
CD16B SH
Response Unit [in RU]
Time [in s]
250
200
150
100
50
0
-50
200
400
600
800
1000
1200
1400

Our lead innate cell engager acimtamig, binds to CD16A on innate immune cells and to CD30, a receptor found on malignant cells that have been implicated in lymphoma, including HL and T cell lymphoma.

CD30-positive Malignancies

CD30 is a cell membrane protein and tumor marker of different hematological malignancies, including PTCL, CTCL, HL and DLBCL (as defined below).

HL is a type of lymphoma, a cancer originating from white blood cells called lymphocytes. There are approximately 9,000 new cases of HL in the United States every year and about 20,000 new cases in North America, the European Union and Japan. Depending on disease stage, patients with newly diagnosed HL are treated primarily with chemotherapy and sometimes in combination with radiotherapy or targeted treatments such as Adcetris®. The current initial standard regimens are highly effective but associated with acute and chronic toxicity. A number of patients are either refractory to or relapsing from initial standard therapy, and we believe these represent a total of approximately 4,000-6,000 patients every year in North America, the European Union and Japan.

Adcetris® is the first approved targeted therapy for HL patients. Adcetris® targets CD30, the same target as acimtamig, but has a different mode of action, acting as a targeted chemotherapy, rather than as a targeted immunotherapy. As an antibody-drug conjugate, Adcetris® delivers a toxin (monomethyl auristatin E) to the cells that carry the CD30 antigen. The drug conjugate is internalized by the tumor cell, which is then destroyed. In a phase 2 clinical study, Adcetris® treatment in R/R HL patients resulted in an overall response rate of 75% and a CR rate of 34%. However, the median PFS after Adcetris® is 5.6 months. In addition, the treatment is associated with considerable adverse events like neutropenia (low neutrophils) and neuropathy (damage to the peripheral nervous system).

The FDA and EMA approved nivolumab in R/R cHL patients that have relapsed or progressed after ASCT and Adcetris® in 2016. In 2017, the FDA granted accelerated approval, and the European Commission granted approval for pembrolizumab in adult and pediatric patients with R/R cHL who have relapsed after 3 or more prior lines of therapy, and the European Commission granted approval for pembrolizumab in adult patients with R/R cHL who have failed ASCT and Adcetris®, or who are transplant-ineligible and have failed Adcetris®. In 2020, the FDA approved an expanded label for pembrolizumab in R/R cHL. Overall response rates for the anti-PD-1 antibodies (nivolumab and pembrolizumab) in R/R cHL patients post Adcetris® are 66 to 69%, with complete remission rates of 14-25%.

Beyond HL, other CD30+ hematological malignancies include T cell lymphoma (“TCL”). Approximately 4% of all new cancer cases in the US are NHL (SEER Database). In 2023, approximately 80,500 new cases of NHL were diagnosed in the US (SEER estimate). 5-10% of all NHLs are PTCL, implying. there are between 4,000-8,000 newly diagnosed cases of PTCL in the US every year, of which approximately 50-70% are positive for CD30. We estimate there are approximately 4,000-6,000 R/R CD30+ PTCL cancer cases per year in North America, the European Union and Japan.

EGFR-positive Malignancies

Current treatment options for solid tumors consist of a mix of surgery, chemotherapy, radiotherapy and targeted therapies. While chemotherapy or radiotherapy were historically standard treatment strategies, specific tumor characteristics currently guide decision-making for an optimal treatment regimen for individual patients. This has led to the implementation of innovative treatments as standard of care in many solid tumors, including mAbs and tyrosine kinase inhibitors.

EGFR, an important target that is exploited by these targeted therapies, is expressed in a wide range of solid tumors and is considered a validated target for their treatment. Erbitux® and Vectibix® are anti-EGFR mAbs that are approved for the treatment of rat sarcoma (“RAS”)-wild type metastatic CRC, which represents a subset of ~45-50% of all CRC patients. However, Erbitux® and Vectibix® are not effective in Kirsten rat sarcoma (“KRAS”) mutated CRC. The activating KRAS mutations put RAS in a constitutively activated status that bypasses the signal transduction inhibition produced by EGFR targeting antibodies. In addition, Erbitux® is also approved for the treatment of locally advanced and recurrent/metastatic head and neck cancer. The anti-EGFR mAb Necitumumab is approved for squamous cell carcinoma of the lung.

Beyond these approved indications, there are signals of clinical activity of anti-EGFR mAbs from early clinical studies in a wide range of different indications.

Immunotherapies play an increasing role in solid tumors. PD-1 and PD-L1 CPIs have been approved for the treatment of many different types of cancer, including melanoma, lung cancer, renal cancer, gastric / gastroesophageal cancer, bladder cancer and head and neck cancer. Many studies with cancer immunotherapies are ongoing. It is expected that immunotherapies will play an increasing role in the standard treatment of solid tumors. However, even with these advances, a cure is still the exception for the majority of late-stage tumors, in particular metastatic tumors, and the medical need for new and safe treatment approaches remains generally high for solid tumors.

CD123-positive Malignancies

CD123, also known as the interleukin-3 (IL-3) receptor alpha chain (IL3Rα), is a cytokine receptor which is overexpressed in multiple hematologic malignancies, including acute myeloid leukemia (AML) and high-risk myelodysplastic neoplasms (MDS). Importantly, CD123 is expressed on leukemic stem and progenitor cells as well as on leukemic blasts while it shows limited expression in non-malignant tissues in AML. CD123 overexpression in AML is associated with increased proliferative activity, poor prognosis, and has been positively correlated with the presence of residual disease.

AML originates in hematopoietic stem cells (HSC) or progenitor cells that acquire genetic and/or epigenetic mutations but retain self-renewing properties and can maintain and/or propagate the disease, e.g., via leukemic stem cells. Consequently, depletion of CD123-expressing cells in AML holds the potential to reduce the disease burden and delay or prevent disease relapse by eradicating leukemic stem cells with limited toxicity in healthy tissue. CD123 is therefore an interesting target for CD123-targeting therapies.

However, CD123-targeting approaches, such as IgG1-based antibodies or T cell engagers, showed limited efficacy and safety up to now. The clinically most advanced T cell engagers flotetuzumab and vibecotamab require continuous dosing regimes and/or are associated with the risk of infusion related reactions (IRRs) and cytokine release syndrome (CRS), whereas the development of the Fc-enhanced IgG1-based antibody talacotuzumab was terminated due to insufficient efficacy and signs of toxicity.

Our Product Candidates

Our development pipeline currently comprises three distinct product candidates for which we retain full commercial rights: acimtamig, AFM24 and AFM28. Initially, we intend to pursue indications in which the medical need is high and for which there is a significant population of patients needing treatment in the salvage setting. This unmet medical need could mean that our therapeutics could be approved on an expedited basis. If and when we obtain approval for our product candidates as salvage therapies, we plan to explore whether they could also be used as first- or second-line treatments, most likely in combination with one or more treatments that comprise the existing standard of care. All of our product candidates have the potential to target several indications, which could represent significant additional commercial opportunities in the future.

Acimtamig (AFM13)

Overview

Acimtamig is a first-in-class innate cell engager that is engineered to bind with high affinity to both CD30-expressing tumor cells and to CD16A surface proteins to activate NK cells and macrophages. Acimtamig is intravenously administered and has several advantageous characteristics:

●	By targeting CD16A, acimtamig binds to NK cells and macrophages but not to neutrophils and is therefore more selective than full-length antibodies that bind to both CD16A and CD16B.
●	Preclinical experiments have demonstrated that the cytotoxic potency of acimtamig is consistently higher than native and Fc-enhanced anti-CD30 full-length antibodies.
●	Acimtamig has the potential to be effective for all known and relevant genetic variants of CD16A.

The clinical and preclinical data that we have generated to date suggest that acimtamig appears to be well-differentiated from Adcetris®, an approved targeted therapy for HL and TCL patients. Although acimtamig employs the same target as Adcetris®, namely CD30, the two compounds are fundamentally different in their mechanism of action. Adcetris® is a targeted chemotherapy, while acimtamig is a targeted immunotherapy. Adcetris® delivers a toxin (monomethyl auristatin E) to the cells that carry the CD30 receptor, and the cell is killed by the action of the toxin after its internalization and release from the antibody. In contrast, acimtamig does not need to enter the cell but serves as a connector on the cell surface between the CD30 receptor and a CD16A-positive immune cell. Once the cells are in contact, the killing activity of the immune cell is triggered.

Tumor cells have the ability to activate a multi-drug resistance system (“MDR”), which we believe may contribute to the development of resistance to Adcetris®. The MDR, however, does not affect the efficacy of an immunotherapy like acimtamig. We believe that this difference may not only translate into efficacy of acimtamig in patients relapsing from Adcetris® therapy, but ultimately into a longer clinical benefit. In addition, the off-target toxicity of Adcetris® toxin monomethyl auristatin E causes severe neutropenia (low neutrophils) and neuropathy (damage to the peripheral nervous system). We believe acimtamig may avoid these side effects because it does not introduce a toxin such as monomethyl auristatin E into the cells. Hence, acimtamig may address Adcetris®’ safety limitation.

Acimtamig has been granted orphan drug status for the treatment of HL in the United States and the European Union, and for the treatment of T-cell lymphoma in the United States.

Clinical development of acimtamig as monotherapy in T-cell Lymphoma

In April 2023, we announced the final results from our phase 2 REDIRECT study, a registration-directed study of acimtamig as monotherapy in R/R patients with CD30+ PTCL. The results were presented at the AACR Annual Meeting by Dr. Won Seog Kim, Professor of Hematology-Oncology at Samsung Medical Center in Seoul and a principal investigator for the study, and established that acimtamig monotherapy showed efficacy in the treatment of R/R PTCL patients with a differentiated safety profile. Primary efficacy measures included an ORR of 32.4% and a CR of 10.2%. Key secondary and exploratory outcome measures include safety, durability of response, progression free survival and overall survival. Median DoR was 2.3 months, median PFS was 3.5 months and median overall survival OS was 13.8 months. PFS and OS were comparable with currently approved therapies for R/R PTCL. Of all PTCL subsets, patients with AITL exhibited the highest ORR (53.3%) and CR (26.7%) with DoR not meaningfully different across the various subsets. The safety profile of acimtamig was well managed and consistent with previously reported data of prior and ongoing clinical studies with acimtamig. Most common Treatment Emergent Adverse Events (TEAEs) were IRR (25%), neutropenia (10.2%) and pyrexia (8.3%). No acimtamig-related fatal toxicities were observed.

Based on the compelling data seen in HL for the combination of acimtamig with cord blood-derived NK cells in the acimtamig (AFM13-104) study – as described in the section “Clinical development of acimtamig in combination with adoptive NK cells”- we believe that the combination with AlloNK® has a higher probability to deliver increased anti-tumor activity and a more durable clinical benefit to address the unmet need in the PTCL patient population. Accordingly, we do not intend to pursue an accelerated approval for acimtamig monotherapy in PTCL and will focus investment on clinical development in the combination of acimtamig and AlloNK®.

We have also previously supported a phase 1b/2a IST of acimtamig in patients with R/R CD30+ lymphoma with cutaneous presentation led by investigators at Columbia University in New York. In addition to determining clinical efficacy, this study was also translational in nature, designed to allow for serial biopsies that enable assessment of NK cell biology and tumor cell killing within the tumor microenvironment. Final clinical efficacy and safety analysis of this study was presented at the annual ASH conference in December 2020. In 15 patients (dosed at 1.5-7.0 mg/kg) acimtamig was well-tolerated and showed therapeutic activity as a single agent, with an ORR of 42% (6 of 14 patients, 1 patient not assessed). In detail, one CR, five PRs and five stable diseases (“SDs”) were observed. An analysis of biomarker correlatives showed a decrease in circulating NK cells (CD56+ CD3-, CD56+ CD16+, NKp46+) during therapy, with post-therapy recovery. In addition, increased CD69 expression on circulating NK cells from responders vs. non-responders was demonstrated. Tumor biopsies showed increased infiltration of CD56+ NK cells pre-therapy in responders compared to non-responders, while circulating CD4+ CD25+ T cells (Tregs) decreased in responders compared to non-responders.

Clinical development of acimtamig in combination with adoptive NK cells

In December 2016, we entered into a clinical development and commercialization collaboration with the MDACC to evaluate acimtamig in combination with MDACC’s cord-blood derived NK cell product. MDACC conducted preclinical research aimed at investigating its NK cells derived from umbilical cord blood in combination with acimtamig. In December 2018, we presented data at the ASH Annual Meeting, outlining the successful approach of a novel premixed product comprising expanded cord-blood derived NK cells loaded with acimtamig to redirect their specificity against CD30+ malignancies.

In September 2020, MDACC dosed the first patient in a phase 1/2 study. The study is designed to administer a stable complex of acimtamig pre-complexed with cord blood-derived allogeneic NK cells in different doses (numbers of pre-complexed NK cells) to patients with R/R CD30+ lymphoid malignancies followed by three doses of acimtamig as monotherapy. We fund research and development expenses for this collaboration and have licensed exclusive worldwide rights to further develop and commercialize any product developed under the collaboration. As of December 2022, a total of 41 patients with CD30+ R/R HL and NHL (36 and 5 patients, respectively) were treated with the novel combination of cbNK cells pre-complexed with acimtamig. Three patients were treated with 1×106, three patients with 1×107 and 35 patients with 1×108 acimtamig-pre-complexed cbNK cells per kg body weight. Of the 35 patients treated at 1x108 per kg dose level, 31 patients had HL and 4 patients had NHL.

As of the cutoff date, 38 of 41 patients (93%) had achieved an objective response to the treatment according to investigator assessment, with 27 CR and 11 PR. In the 31 patients with HL treated at the RP2D level of 108 cbNK cells per kg, a 97% ORR and 77% CR rate was observed according to investigator assessment. In four patients with NHL treated at the RP2D, three patients achieved an objective response with one patient achieving a CR according to investigator assessment. Of note, there were no instances of immune-related AEs such as cytokine release syndrome, immune cell-associated neurotoxicity syndrome or graft-versus-host disease.

In November 2022, we announced a collaboration with Artiva with the goal of advancing the development of the combination of acimtamig and AlloNK® into a potential registration enabling study. In January 2023, the FDA issued a written response to our pre-investigational new drug meeting request for the acimatmig/AlloNK® co-administered combination therapy in R/R HL and the exploratory arm evaluating the combination in R/R CD30+ lymphomas. Based on the FDA’s written response, we submitted and received clearance from FDA for an IND application during the second quarter of 2023. We initiated enrollment into the study in October 2023.

In December 2023, we presented final data from the investigator-initiated trial at the American Society of Hematology (ASH) 2023 Annual Meeting. A total of 42 patients were enrolled in the study with 36 patients treated at the RP2D. 32 of the 36 patients treated at the RP2D were HL patients. All 32 HL patients were heavily pretreated with multiple lines of chemotherapy, all had previously received CPIs and BV, and were refractory to their most recent line of therapy with active progressive disease at the time of enrollment. Across all dose levels, the treatment regimen achieved an ORR of 93% with a CR rate of 67%; among the 32 HL patients treated at the RP2D the treatment regimen achieved an ORR of 97% and a CR rate of 78%. In addition, the treatment regimen demonstrated a good safety and tolerability profile with no cases of CRS, ICANS or GvHD of any grade. Mild to moderate infusion related reactions (IRRs) were seen in 7.7% of the acimtamig infusions. Across all dose levels, median event free survival (EFS) was 8.8 months and median overall survival (OS) was not reached. For the HL patients treated at the RP2D, median EFS was 9.8 months – with 84% patients alive at 12 months. The median DoR was 8.8 months and 72% CR assessed at 6 months for HL patients treated at the RP2D; 30% of patients with complete response remained in CR beyond 12 months.

We previously published preclinical data with the DKFZ (the German Cancer Research Center) presenting evidence of acimtamig modulating NK cells by sensitizing them to IL-2 and/or IL-15 stimulation. In this study, after exposure to acimtamig, the NK cells showed improved IL-2- and IL-15-mediated proliferation and cytotoxicity. This data supports the rationale for further investigation of combining our NK cell engagers with IL-2-or IL-15 to potentially achieve deeper clinical responses.

Clinical development of acimtamig in combination with CPIs

In 2019, we completed a phase 1b clinical study investigating the combination of acimtamig with Merck’s anti-PD-1 antibody Keytruda® (“pembrolizumab”) in HL patients who had relapsed after or were refractory to chemotherapy and Adcetris®. The study was designed to establish a dosing regimen for the combination therapy and to assess its safety and efficacy. In this study, the combination was well-tolerated with most of the adverse events observed to be manageable with standard care and mild to moderate in nature. Best response assessment data from 24 patients treated at the highest acimtamig dose level (7 mg/kg) as reported by central read, showed an ORR of 88% (21 of 24 patients), including complete metabolic responses in 46% (11 of 24 patients) and partial metabolic responses (“PmRs”) in 42% (10 of 24 patients).

Other acimtamig clinical studies

A phase 2a clinical study of acimtamig in patients with HL started recruitment in the second quarter of 2015. The study enrolled 25 R/R HL patients previously treated with Adcetris® and/or anti-PD1 antibodies. Different dosing protocols of acimtamig were explored to allow for improved exposure in more heavily pre-treated patient populations. Final data was presented at the annual conference of the American Society of Hematology in December 2020. The overall response rate was 16.6% (95% CI, 4.5-36.1%). Twelve-month PFS and OS estimates were 12.6% (95% CI, 3.2 - 28.9%) and 62.0% (95%, CI 39.6 - 78.1) respectively. Treatment with acimtamig was deemed to be well tolerated.

AFM13-101 phase 1 dose escalation clinical study

From September 2010 to April 2013, we conducted a phase 1 clinical study of acimtamig, AFM13-101, in patients with HL. All patients in this study suffered from heavily pre-treated R/R disease and had documented progression of disease at study entry. The objectives of the study were to: determine the safety and tolerability of increasing doses of single cycles of acimtamig as a monotherapy; determine the maximum tolerated dose and optimal biological dose of acimtamig; determine the PK profile of acimtamig; analyze immunological markers, NK cell activity, NK cell markers, serum outcome markers and cytokine release; assess the immunogenicity, or ability to provoke an immune response, of acimtamig; and assess the activity of acimtamig. The phase 1 study was conducted in Germany and the United States. We submitted a Clinical Trial Application (“CTA”) for the phase 1 study to the PEI in May 2010 and an IND application to the FDA in June 2010.

The study enrolled 28 patients (16 males, 12 females) in eight dose cohorts. In the dose escalation part, 24 patients received increasing doses of acimtamig ranging from 0.01 mg/kg to 7.0 mg/kg on a weekly dosing schedule for four weeks. In addition, four patients were treated with 4.5 mg/kg twice weekly for four weeks. Of the 28 patients, 14 had refractory disease and the remainder had relapsed disease. The patients had received a median of six (range three to 11) previous lines of therapy for HL. Nine patients had previously received Adcetris®.

The clinical results were first presented to the medical community by Professor Andreas Engert, University Hospital of Cologne, the lead investigator for the study, at the Lugano International Meeting on Malignant Lymphoma in 2013. Acimtamig showed an acceptable safety profile. An independent data monitoring committee (“IDMC”), was responsible for the review of safety data on an ongoing basis. It was concluded that the maximum feasible single dose of 7 mg/kg was reached without any toxicity concerns, and consequently the maximum tolerated dose was not reached. The four patients who were treated with 4.5 mg/kg twice weekly completed treatment without raising any toxicity concerns for the IDMC. The most common adverse events were fever and chills, and in general, they were of mild to moderate severity. Overall, less than 30% of all adverse events were severe.

Of the 28 patients, 26 were eligible for efficacy evaluation. For the remaining two patients, efficacy assessments have not been performed. Of the 26 patients, three had a partial remission, 13 had stable disease and 10 had disease progression as best overall response. With the exception of the 0.04 mg/kg dose cohort, anti-tumor activity was observed at all dose levels tested but was more pronounced at or above 1.5 mg/kg. In this subgroup (n=13), 3 PRs (>50% tumor shrinkage) and 7 cases with stable disease were observed, with an overall response rate of 23% (3/13) and a disease control rate of 77%.

Six of seven patients refractory to Adcetris® as their most recent treatment experienced stabilization of disease (“SD”), following acimtamig treatment. One experienced progressive disease (“PD”). Certain biomarkers indicated dose-dependent effects suggesting most active doses at or above 1.5 mg/kg. PK data were assessed in patients of all dosing cohorts. A dose proportional increase of systemic exposure (AUC0- (or Area Under the Curve from zero to infinity in a plot of the concentration of the drug in blood plasma against time, which represents the total drug exposure over time) and Cmax (or the maximum (or peak) concentration of the drug measured in plasma after the drug has been administered)) was observed. Acimtamig was detectable in peripheral blood up to 168 hours post infusion in the highest dosing cohort. The mean half-life (t1/2) for dose cohorts 1.5 mg/kg and above was 9-19 hours. Acimtamig treatment resulted in an increase of activated NK cells, which are characterized by CD69 expression on their surface. There was a trend showing that higher doses result in a more pronounced increase of CD69+ NK cells. Moreover, CD69 levels rose after acimtamig administration and fell to about baseline prior to the next dose (see figure below), indicating a pattern that reflected the PK of acimtamig. All 28 patients in the study had measurable levels of soluble CD30 (“sCD30”), at the start of acimtamig treatment. sCD30 is shed by the tumor and is/was measurable in peripheral blood. In 24 patients the level was decreased at the end of treatment. Patients treated in dose cohorts 1.5 mg/kg and higher all had a marked decrease of sCD30.

Based on the phase 1 data we concluded, together with experts and authorities, that acimtamig has a favorable safety profile. In addition, acimtamig showed activity in terms of tumor response and pharmacodynamics (“PD”), even in Adcetris® refractory patients. However, PK and PD indicate that the dose regimen has to be optimized and that the measured clinical effect is likely to underestimate the potency of acimtamig in HL. Consequently, it was determined that in the phase 2a proof of concept study, the acimtamig dose had to be 1.5 mg/kg, be administered more frequently, at least for a certain time; the treatment duration had to be longer than four weeks; and a second cycle had to be mandated in patients that showed benefit from acimtamig treatment in the first cycle, i.e., CR, PR or SD.

AFM24

Overview

We are developing AFM24, a tetravalent, bispecific EGFR and CD16A-binding innate cell engager, for patients with advanced cancers known to express EGFR. AFM24 is engineered to broadly treat EGFR-expressing solid tumors through innate immune cell activation, potentially avoiding safety and mutational status limitations, as well as resistance mechanisms associated with other therapies. AFM24 is unique in that it activates innate immunity to kill solid tumors by inducing both antibody-dependent cellular cytotoxicity (“ADCC”) and antibody-dependent cellular phagocytosis (“ADCP”), as compared to other therapies that rely heavily on signal or checkpoint inhibition. We have successfully completed a toxicology study in cynomolgus monkeys at a range of dose levels up to 75mg/kg over 4 weeks with no observed toxicities even at high dose levels. In contrast, Cetuximab, an approved anti-EGFR antibody, revealed significant toxicity at the same dose-range.

Clinical development of AFM24 as monotherapy

In November 2019, our IND application for AFM24 cleared the required 30-day review by the FDA and is in effect for a phase 1/2a clinical trial of AFM24 in patients with advanced cancers known to express EGFR. We also received regulatory approvals to commence the clinical trial in jurisdictions outside of the US. The initial goal of the study is to determine the maximum tolerated dose and R2PD of AFM24, as well as to evaluate the safety, pharmacokinetics, PD and preliminary efficacy in patients with advanced cancers known to express EGFR. The dose expansion phase of the study is intended to collect preliminary evidence of efficacy and to further confirm the safety of AFM24 as a monotherapy in patients with select solid tumor subtypes. The study started enrolling patients in the second quarter of 2020 and a weekly dose of 480 mg has been identified as the R2PD based on a comprehensive review of safety, PK and pharmacodynamic data, including exposure and NK cell CD16A receptor occupancy. A maximum tolerated dose has not been determined. AFM24 monotherapy showed a well-manageable safety profile. Three expansion cohorts have been initiated at the recommended phase 2 monotherapy dose including Renal cell carcinoma (clear cell), failing standard of care (“SoC”) including TKIs and PD1/PD-L1 targeted therapy; non-small cell lung cancer (“NSCLC, EGFR-mutant”), failing SoC TKIs; and colorectal cancer, failing chemotherapy plus VEGF- and EGFR-targeted antibodies.

In June 2023, at the ASCO annual meeting we presented safety and efficacy data from the EGFR mutant NSCLC expansion cohort of our ongoing AFM24-101 phase 1/2 study investigating ICE® AFM24 as monotherapy. The AFM24 EGFR mutant NSCLC cohort is part of the AFM24-101 open-label, non-randomized, multi-center, phase 1/2a study (NCT04259450) investigating the safety, tolerability, and preliminary efficacy of AFM24 monotherapy in patients with advanced or metastatic EGFR+ solid tumors. Other cohorts being investigated included CRC and RCC. At the planned interim analysis, 15 patients with EGFR mutant NSCLC and a median of 2 prior lines of therapy had been treated with a median of 11 doses of AFM24. As of the cut-off date, the data showed clinical activity and signals of anti-tumor activity in 7 out of 15 heavily pre-treated patients, including two confirmed partial responses and five patients with stable disease resulting in an objective response rate of 13% and a disease control rate of 47%. Concurrent with the presentation, we announced our intention to focus near-term clinical development of AFM24 on the combination with atezolizumab (AFM24-102) and announced the discontinuation of AFM24-101.

Clinical development of AFM24 in combination with adoptive NK cells

In March 2021, the FDA cleared an IND application we co-sponsored with NKGen Biotech (formerly known as NKMax America) to initiate a first-in-human phase 1/2a study of AFM24 in combination with SNK01 NK cells in patients with advanced cancers known to express EGFR. The goal of this study is to determine the safety, pharmacokinetics and PD, as well as the maximum tolerated dose and R2PD, of AFM24 in combination with SNK01 NK cells. We initiated enrollment in the study in November 2021.

In July 2023, we announced that an abstract with clinical trial results of our ICE® AFM24 in combination with NKGen Biotech’s SNK01 (autologous non-genetically modified NK cells), was accepted for a poster presentation at the ASCO Breakthrough conference from 3-5 August 2023 in Yokohama, Japan. The presentation includes dose escalation phase data on safety and efficacy of the ICE® AFM24 phase 1 study in patients with advanced or metastatic EGFR-expressing solid tumors (NCT05099549). As of June 2023, seven patients with a mean number of five prior therapies received the combination of AFM24 and SNK01. No unexpected or dose-limiting toxicities were observed, and the PK properties were similar to AFM24 monotherapy. The best objective response was stable disease in three out of the seven patients, including patients with heavily pretreated MSS CRC. Despite these data, we and NKGen Biotech mutually decided to discontinue the presented study. In line with our NK cell combination experience for acimtamig, we are currently evaluating the best option to advance AFM24 with an allogeneic off-the-shelf NK cell product.

In addition, in November 2020, we entered an R&D collaboration with Artiva to assess the feasibility and preclinical activity of combinations of Artiva’s cryopreserved, off-the-shelf allogeneic NK cells AlloNK® and our ICE® molecules, building on earlier preclinical studies demonstrating synergistic cytotoxic activity.

Clinical development of AFM24 in combination with CPIs

In February 2021, we entered into a clinical research collaboration with Roche to explore the combination of AFM24 with Roche’s PD-L1 checkpoint inhibitor atezolizumab (“Tecentriq®”). Pursuant to the collaboration, we are funding and conducting a phase 1/2a clinical trial to investigate the combination of AFM24 and atezolizumab for the treatment of advanced EGFR expressing malignancies in patients whose disease has progressed after treatment with previous anticancer therapies. Roche supplies us with atezolizumab for the clinical trial. The phase 1/2a study will establish a dosing regimen for the combination therapy and assess safety and potential activity of AFM24 in combination with atezolizumab. We initiated enrollment in the study in December 2021. Interim data from the dose escalation portion of the study were reported at the 37th Annual Meeting of the Society for Immunotherapy of Cancer (“SITC”) in November 2022. Among three patients evaluated in the first dose escalation cohort treating patients with 160 mg of AFM24 weekly combined with atezolizumab biweekly, clinical activity was observed in two patients, while one patient awaited tumor assessment at cut-off date. One ongoing confirmed PR was observed in a patient with gastric cancer and skin metastases who had rapidly progressed following four prior lines of therapy, including a PD-1 inhibitor, and an ongoing stable disease at 4+ months with symptomatic improvement was observed in a patient with pancreatic adenocarcinoma. Dose escalation was completed during the first quarter of 2023 with a weekly AFM24 dose of 480 mg confirmed as the R2PD. The phase 2 expansion phase of the study was initiated in the first quarter of 2023.

AFM24-102 is a phase 1/2a open-label, non-randomized, multicenter, dose escalation, and expansion study evaluating AFM24 in combination with a PD-L1 inhibitor, atezolizumab, in patients with selected EGFR-expressing advanced solid malignancies whose disease has progressed after treatment with previous anticancer therapies (NCT05109442).

As of January 4, clinical response update to the Phase 1/2a AFM24-102 trial in EGFR-wt NSCLC reported 4 confirmed responses, including 1 CR and 3 PR, and 7 stable diseases in the 15 heavily pre-treated evaluable patients, resulting in a disease control rate of 73 percent. Of special importance is the fact that three of the four responders had never achieved an objective response to PD(L) 1 therapy and that the only patient with a response to PD1 containing treatment responded to a combination of doublet chemotherapy plus PD1 and therefore even in this patient, the contribution of PD1 therapy is unclear. Based on the promising response data from the EGFRwt NSCLC cohort, the Company expanded enrollment to 40 patients. In addition, the company continues to enroll in the EGFR-mut NSCLC cohort for a planned number of 25 patients.

Mature PFS data from the 15 EGFR-wildtype NSCLC patients and initial efficacy from the EGFR-mutant NSCLC cohort are expected in Q2 2024.

AFM28

AFM28 is designed to bind to CD123, an established target in myeloid malignancies. We chose CD123 as it is almost universally expressed on leukemic blasts and LSCs in patients with AML, both at diagnosis and at relapse, and independently of cytogenetic risk. AFM28 is being developed for the treatment of patients with AML.

Preclinical data suggested that AFM28 potently depletes primary CD123 + tumor cells via NK cell-mediated ADCC and promises to effectively target both leukemic blasts and LSCs. High-binding affinity, potent NK-cell activation and target cell lysis with low risk of CRS suggest AFM28 is superior to previously developed Fc-enhanced anti-CD123 IgG and T cell-based therapies. In a cynomolgus toxicology model AFM28 was well-tolerated and demonstrated the anticipated pharmacodynamic activity. Clinical development of AFM28 is planned as both single-agent and in combination with an allogeneic off-the-shelf NK cell product.

AFM28-101

In June 2022, we submitted an IND to the FDA for AFM28. Following feedback from the FDA related to the design of the dose escalation study, we made a strategic decision to voluntarily withdraw the IND and to focus early clinical development of AFM28 in jurisdictions outside of the United States. We initiated recruitment into a phase 1 clinical study in the first quarter of 2023.

AFM28 is investigated in a multi-center phase 1 open-label, dose-escalation study (AFM28-101), in R/R AML. In March 2023, we announced that the first patient was dosed in a phase 1 multicenter, open label, first-in-human dose escalation study of the innate cell engager (ICE®) AFM28 monotherapy in patients with CD123-positive R/R AML. AFM28 efficiently directs NK cells to CD123-positive leukemic cells in our preclinical models, including leukemic blasts, LSCs and leukemic progenitor cells, inducing their depletion in samples of patients with AML and MDS. As of end of February 2024 we completed enrollment of the fifth cohort (250 mg), recruiting patients in the sixth cohort. No dose-limiting toxicities were reported in cohorts treated prior. Further clinical development of AFM28 is planned in combination with an allogeneic off-the-shelf NK cell product.

Collaborations

We have entered into strategic collaborations for some of our development programs. As part of our business development strategy, we aim to increase the number of our research collaborations in order to derive further value from our platforms and additionally exploit their potential. Key terms of our current material collaborations are summarized below. We believe that our collaborations help to validate and more rapidly advance our discovery efforts, technology platforms and product candidates. As part of our business development strategy, we aim to enter into additional collaborations in order to derive further value from our platform and more fully leverage its potential.

Artiva Biotherapeutics

Overview

On November 1, 2022, we entered into a collaboration agreement with Artiva for the clinical development and commercialization of a combination therapy for any uses in humans or animals, comprising our products consisting of acimtamig and AlloNK® (the “Artiva Agreement”).  As of the effective date of the Artiva Agreement, the following indications were included in the joint development plan: CD30+ HL and PTCL. While the collaboration is initially limited to the United States, the parties will, upon our request, in good faith discuss an expansion to certain other territories.

Collaboration agreement

Artiva has granted Affimed, with respect to the clinical development of the combination therapy an exclusive, and with respect to the promotion of the combination therapy under the Artiva Agreement a non-exclusive, non-transferable (except to affiliates and successors in interest), royalty-free and non-sublicensable (with certain exceptions) license under Artiva patents and know-how. We have granted Artiva a non-exclusive, non-transferable (except to affiliates and successors in interest), royalty-free license and non-sublicensable (with certain exceptions) license under our patents and know-how for use in the clinical development of the combination therapy under the Artiva Agreement.

Under the terms of the Artiva Agreement and the development plan agreed between the parties, we will be primarily responsible for the development of the combination therapy, the conduct of the relevant clinical trials and the preparation and filing of regulatory materials during the clinical development. Artiva will support us in the development, in particular through the supply of AlloNK®and certain other products to be used in the clinical trials. Affimed will have the sole right and responsibility to promote the combination therapy according to a jointly aligned promotion plan.

Each party must use commercially reasonable efforts to perform the tasks assigned to it under the Artiva Agreement and the development plan. We must also use commercially reasonable efforts to file an IND for the combination therapy and dose first patients within certain timeframes. In addition, each party must use commercially reasonable efforts to obtain and maintain regulatory approvals required to commercialize its product as part of the combination therapy. Each party must also use commercially reasonable efforts to supply its respective product in the quantities required for the clinical trials according to a jointly agreed clinical demand plan (which forms part of the development plan) as well as for commercialization according to jointly agreed commercial demand projections (which will be updated on a rolling quarterly basis during the commercial phase).

During the term of the Artiva Agreement, and subject to certain exceptions, neither party nor its affiliates is allowed to clinically develop or commercialize any product or therapy outside of the Artiva Agreement comprising its product in the territory for any indication which is included in the development plan under the Artiva Agreement. In addition, during the term of the Artiva Agreement, and subject to certain exceptions, we may not combine acimtamig with other NK cells, and Artiva may not clinically develop or commercialize the any product that directly and specifically binds to CD30.

The financial terms of the Artiva Agreement foresee that Affimed shall be responsible for all costs associated with the development of the combination therapy (including all clinical trial costs), except that we and Artiva shall each bear 50% of the costs and expenses incurred in connection with the performance of any confirmatory clinical trial required by the FDA. Artiva shall be solely responsible for all costs incurred by Artiva Biotherapeutics for the supply of AlloNK® and certain other products used in the clinical trials. In addition, under the Artiva Agreement, the parties have agreed to make payments to each other to achieve a proportion of 67%/33% (Affimed/Artiva) of revenues generated by both parties from commercial sales of each party’s product as part of the combination therapy (such payment obligations to expire country-by-country upon expiry of collaboration patents and data exclusivity or upon biosimilar market entry).

Each party will own intellectual property that solely constitutes an improvement or enhancement to its respective background intellectual property. Other inventions generated in the performance of the development under the Artiva Agreement will be jointly owned by Affimed and Artiva. The clinical data generated in connection with the clinical trials under the Artiva Agreement shall be jointly owned, provided that prior to publication of such data, both parties are subject to certain usage restrictions of such data outside the collaboration.

The parties’ collaboration will be overseen by a joint steering committee (the “JSC”) with respect to the development and by a joint commercialization committee (the “JCC”) with respect to the commercialization, each consisting of an equal number of representatives of Affimed and Artiva. If the JSC or JCC is unable to reach an agreement in a particular matter, the dispute shall be escalated to the joint executive committee (the “JEC”) consisting of two executive members of either party. We will have the final decision-making authority on the JEC, provided that certain matters (including the expansion of the development to additional indications and the adjustment of the protocol) require unanimous vote.

The Artiva Agreement will expire if there is no payment obligation under the Artiva Agreement in the territory. Either party may terminate the Artiva Agreement in its entirety for any uncured (within 60 days after notice) material breach of the Artiva Agreement by the other party or upon the other party’s insolvency. In addition, we may terminate the Artiva Agreement if the futility assessment in an already pending trial for AlloNK® is not passed.

Both parties may (during certain time windows during the development phase, but only before initiation of a confirmatory clinical trial for the combination therapy) opt out of the further development and promotion of the combination therapy. If a party opts out, the other party may continue the development and promotion of the combination therapy, in which case the opting-out party is required to provide certain continued support activities (e.g., supply of its product), and the revenue ratio applicable to each party shall be adjusted. In addition, if we opt out, we will be compensated for a portion of its costs incurred before the opt-out through a buy-down payment from Artiva (which will not become payable if we opt out after a change of control of Affimed).

Roivant Sciences

Overview

On November 9, 2020, we announced that we entered into a license and strategic collaboration agreement with a subsidiary of Roivant to develop and commercialize novel ICE® molecules, including AFM32, in oncology. Under the terms of the agreement, we received $60 million in upfront consideration, comprised of $40 million in cash and pre-paid R&D funding, and $20 million of newly issued shares in Roivant. We are eligible to receive up to an additional $2 billion in milestones over time upon achievement of specified development, regulatory and commercial milestones, as well as tiered royalties on net sales.

Research collaboration and license agreement

Pursuant to the Roivant Agreement, Affivant was created and is primarily responsible for clinical development and commercialization worldwide in respect of each product candidate, while we will collaborate in the discovery and research phases of molecule development. Each product candidate will be developed pursuant to a research program (“Research Program”) and conducted by a joint project team, which will be overseen by a JSC, consisting of an equal number of representatives of Affivant and our company. If the JSC is unable to reach agreement on a particular matter, Affivant will generally have final decision-making authority, provided that the JSC may not decide on matters that (i) relate exclusively to the use of our innate cell engaging ROCK® technology platform as generally applied and not specifically applied to any licensed antibody products developed under their corresponding Research Program and directed, as applicable, to the lead target or any additional Affivant targets or (ii) would increase the then current number of full-time equivalents (“FTEs”) that we have assigned to the performance of the research plan for a certain Research Program by more than a certain number of additional FTEs. Except with respect to the activities being conducted by Affivant and us under the Research Programs and subject to our co-promotion option, Affivant shall have sole responsibility for, and bear all costs for, researching, developing and commercializing each product candidate, including all regulatory matters in relation thereto. The Research Programs will be funded by Affivant through an upfront payment to us.

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

Affivant also has the right to unilaterally terminate the Roivant Agreement in its entirety, in its sole discretion, upon certain advance written notice. If the Roivant Agreement is terminated in its entirety, either by Affivant for convenience or by us as a result of Affivant’s uncured material breach or bankruptcy, we have a right to negotiate commercially reasonable terms under which Affivant grants to us a license to the licensed products with respect to any exclusive target existing as of such termination date. If we do not agree with Affivant on such terms, the dispute will be settled by arbitration.

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

Under the terms of the Agreement, Genentech will be responsible for the majority of the research, development and commercialization costs incurred in respect of each product candidate. The development of each product candidate will be overseen by a joint project team, which will in turn be overseen by a joint research committee (“JRC”), consisting of an equal number of representatives of Genentech and us. If the JRC is unable to reach agreement, Genentech generally has final decision-making authority, provided that the JRC may not increase or decrease costs dedicated to our research activities under any research plan without our consent.

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

During the second quarter of 2021, Genentech informed us that the phase 1 study of RO7297089 (anti-BCMA/CD16A) was discontinued. A portion of these potential milestone payments are associated with that molecule.

MD Anderson Cancer Center

In December 2020, we entered into a patent and technology license agreement with the MDACC (the “MDACC License Agreement”), for the development and commercialization of certain novel oncology therapeutics resulting from the combination of cbNK and ICE® molecules, including acimtamig. Under the terms of the MDACC License Agreement, we were granted an exclusive, royalty-bearing, sublicensable worldwide license during the term of the MDACC License Agreement to develop, manufacture and commercialize combination products requiring MDACC’s patent rights and know-how. Pursuant to the MDACC License Agreement, we paid MDACC a nonrefundable upfront license fee, and MDACC is eligible to receive payments for development, regulatory and commercial milestones on a product-by-product basis. Milestone payments include, (i) for acimtamig, up to $27 million in development milestones, $52.5 million in regulatory milestones and $90 million in commercial milestones, and (ii) for any other combination product, up to $14.25 million in development milestones, $26.25 million in regulatory milestones and $45 million in commercial milestones. MDACC is also eligible to receive low single-digit, tiered royalties on net sales of products developed pursuant to the MDACC License Agreement. MDACC is also eligible to receive certain payments pursuant to any sublicense of our rights under the MDACC License Agreement.

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

The Leukemia & Lymphoma Society

Overview. In 2013, we entered into a research funding agreement with the LLS, for the clinical development of acimtamig. Pursuant to the research funding agreement, LLS agreed to co-fund the clinical phase 2a development of acimtamig and to contribute up to approximately $4.4 million over two years to support the project. We agreed to match LLS’s contributions toward the project budget. Our receipt of the $4.4 million total that LLS has agreed to contribute is conditioned on the achievement of certain milestones in connection with the development of acimtamig. All milestones have been met and we have received $4.4 million in funds from LLS. We also have retained exclusive commercialization and distribution rights to acimtamig. In June 2016, the research funding agreement was amended to reflect a shift to the development of combination therapeutic approaches so that the milestones now relate primarily to the development of acimtamig as a combination therapy.

Intellectual property and licenses. Each party owns inventions made and data and know-how generated exclusively by such party or its affiliates prior to and during the term of the research funding agreement relating to the acimtamig development program. If any of such data, inventions and know-how is jointly made, it is jointly owned. LLS grants us an exclusive, worldwide, fully paid-up license to its rights in any such joint inventions and any invention made by any LLS employee resulting from the acimtamig development program for purposes specified in the research funding agreement. We have granted LLS an exclusive license to acimtamig that is only effective if we have ceased, or ceased commercially reasonable efforts with respect to, research, development and commercialization of all acimtamig products for a specified period, which period may be extended. As an alternative to this license, we may elect to pay LLS a payment equal to the amount that LLS actually funded to us plus interest. LLS has agreed to make reasonable adjustments and accommodations to this license in the event it impedes our ability to seek a partner to commercialize acimtamig.

Royalties. In consideration of LLS’s payments to us, we have agreed to pay LLS a mid-single digit royalty on net sales of products containing acimtamig until we have paid LLS a low single digit multiple of the funding they provided to us. After we have reached this initial royalty cap, we will pay LLS a sub-single digit royalty on net sales until the earlier of (i) the expiration of the last to expire patent covering the acimtamig products and (ii) ten years after the initial royalty cap is satisfied. These royalty payments are calculated on a country-by-country and product-by-product basis. We have also agreed to make certain low-to-mid-single digit royalty payments to LLS in the event of certain transfers of rights to any product containing acimtamig or in the event we undergo certain change of control transactions, in each case up to the royalty cap described above.

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

Acimtamig

We own and/or control a patent family that relates to the mode of action of acimtamig, the recruitment of immune effector cells via a specific receptor. We filed a related PCT application in 2006. Any patents resulting from these patent applications, if issued, also will expire in 2026. Patents have been granted in Australia, Brazil, Canada, China, Hong Kong, India, Japan, Russia, Europe (France, Great Britain, Germany, Switzerland and Liechtenstein, Belgium, the Netherlands, Italy, Spain, Austria, Denmark and Sweden) and certain claims have been granted in the United States (expiry of the US patent in 2029).

In 2016 a patent application claiming a combination of acimtamig with PD-1 antibodies was filed. The respective PCT application is pending in Brazil, and Canada, . Patents have been granted in Australia, Europe (validated in 37 contracting states including Austria, Belgium, Switzerland/Liechtenstein, Czech Republic, Germany, Denmark, Spain, Finland, France, Great Britain, Greece, Hungary, Ireland, Italy, Luxembourg, Monaco, Malta, Netherlands, Norway, Poland, Portugal, Sweden, San Marino und Turkey), China, India, Japan, Russia and the United Sates. An additional PCT application claiming a method for the production of acimtamig and the related product was filed in 2020 and respective issued patents will expire 2040. This application was nationalized/regionalized in Australia, Canada, Europe, India, Japan, South Korea, Singapore, Hong Kong, and the US.

Moreover, we own and/or control a patent family that relates to cryopreserved NK cells preloaded with an ICE®, e.g. acimtamig and the respective issued patents will not expire before 2039. This application was nationalized/regionalized in Australia, Brazil, Canada, China, Hong Kong, Europe, Israel, India, Japan, South Korea, Mexico, New Zealand, Russia, Singapore, the United States and South Africa. A patent family is jointly owned and/or controlled with Artiva directed to the combination of acimtamig and AlloNK®, and respective issued patents will not expire before 2042.

AFM24

We own and/or control patents that cover our EGFR/CD16A compound. As is the case for acimtamig, these include a patent family relating to the recruiting of immune effector cells via a specific receptor, which will expire in 2026, generally, and in 2029 in the United States. Patents have been granted in Australia, Brazil, China, India, Russia, Europe (France, Great Britain, Germany, Switzerland and Liechtenstein, Belgium, the Netherlands, Italy, Spain, Austria, Denmark, and Sweden) and in the United States. In 2019, a PCT patent application was filed which relates to the specific AFM24 compound. Patents in this family have been granted in the United States, Russia, Japan, and South Africa. National phases of the application are pending in Europe, the United States, Canada, Mexico, Brazil, China, Hong Kong, Singapore, South Korea, Israel, Australia, New Zealand, and India. Any patents resulting from these patent applications, if issued, will expire in 2039.

Moreover, we own and/or control a patent family that relates to cryopreserved NK cells preloaded with an ICE®, e.g., AFM24 and the respective issued patents will not expire before 2039. This application was nationalized/regionalized in Australia, Brazil, Canada, China, Hong Kong, Europe, Israel, India, Japan, South Korea, Mexico, New Zealand, Russia, Singapore, the United States and South Africa and, in the meantime granted in South Africa.

AFM26

We have out licensed the patents which cover our BCMA/CD16A compound. These include a patent family directed to BCMA/CD16A TandAb constructs granted in Australia, Canada, China, Europe, Japan and the United States. In 2019 a patent application was filed which relates to specific multivalent antibody constructs and the specific AFM26 compound. The application was nationalized in Argentina, Taiwan, the Gulf Cooperation Council, United States, Australia, Brazil, Canada, Chile, Costa Rica, Israel, Iran, Malaysia, China, Columbia, Egypt, Europe, India, Indonesia, Japan, South Korea, Mexico, Peru, Philippines, Singapore, South Africa, Thailand, Ukraine, and Vietnam. Any patents resulting from these patent applications, if issued, will expire in 2039. In the United States, China, Peru, the Philippines, Russia, and Hong Kong patents specific for the AFM26 compound have been granted.

Moreover, we own and/or control a patent family that relates to cryopreserved NK cells preloaded with an ICE®, e.g., AFM26 and the respective issued patents will not expire before 2039. This application was nationalized/regionalized in Australia, Brazil, Canada, China, Hong Kong, Europe, Israel, India, Japan, South Korea, Mexico, New Zealand, Russia, Singapore, the United States and South Africa and, in the meantime granted in South Africa.

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

Moreover, we own and/or control a patent family that relates to cryopreserved NK cells preloaded with an ICE®, e.g., AFM28 and the respective issued patents will not expire before 2039. This application was nationalized/regionalized in Australia, Brazil, Canada, China, Hong Kong, Europe, Israel, India, Japan, South Korea, Mexico, New Zealand, Russia, Singapore, the United States and South Africa and, in the meantime granted in South Africa.

ROCK ® Platform

We own and/or control our immune cell engager platform patent portfolio. This includes a patent family that covers multivalent antibody constructs comprised of four variable domains which are fused by linkers in different length. The claims cover “Multivalent FV antibodies” and the respective patent family comprises granted patents in Australia, Israel, India, Japan, Russia, the U.S. and South Africa and pending applications in Brazil, Canada, China, Europe, South Korea, Mexico, Singapore and Hong Kong. The latest patent application relating to specific Fc-comprising ROCK® antibody constructs, which claims the generic format of AFM26, AFM28 and AFM32 as well as the specific AFM26 compound was filed in 2019. The application was nationalized in Argentina, Taiwan, the Gulf Cooperation Council, United States, Australia, Brazil, Canada, Chile, Costa Rica, Israel, Iran, Malaysia, China, Columbia, Egypt, Europe, India, Indonesia, Japan, South Korea, Mexico, Peru, Philippines, Singapore, South Africa, Thailand, Ukraine, and Vietnam. Any patents resulting from these patent applications, if issued, will expire in 2039.

An additional, recently developed variant of an ICE® in a ROCK® platform format is the Duplexbody format. A PCT application claiming this format was filed in 2022 and respectively granted patents would expire in 2042. The PCT application comprises pending applications in Australia, Canada, Israel, Japan, Europe, the United States and South Africa.

Trispecific Antibodies

Another platform development effort resulted in the successful generation of a trispecific antibody format, for which we submitted a patent application in 2015 and applications are pending in Brazil, Canada, China, India, Mexico, South Korea, and the U.S. in 2015. Patents based on this application have been granted in Australia, Europe (patent maintained after opposition), Japan and South Africa. Another International PCT-application was filed in 2016 for further trispecific antibody formats. These patent applications were submitted to cover several dimeric and trispecific antibody formats which are based on variable domains characterized by a common specific dimerization pattern. While applications are pending in Australia, Brazil, Canada, China, Europe, Hong Kong, India, Israel, Mexico, Singapore, and South Korea, respective patents have been granted in Japan, Russia, the United States and South Africa and such patents will expire in 2036.

Additionally, a further trispecific ICE® platform (Trispecific Binders) was developed and a respective non-provisional patent application was filed in 2021 with national/regional applications pending in Australia, Canada, China, Hong Kong, Europe, Israel, India, Japan, the United States and South Africa.

Novel Multivalent Bi- and Trispecific Antibody Formats

We are exploring various multivalent, bi- and trispecific immune cell engagement formats designed to prolong both serum PK and PD.

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

Although we take technical and organizational steps to protect our proprietary information and trade secrets, including through contractual means with our employees, contractors and consultants, third parties may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets or disclose our technology. Thus, we may not be able to meaningfully protect our trade secrets. It is our policy to require our employees, contractors, consultants, outside scientific collaborators, sponsored researchers and other advisors to execute confidentiality agreements upon the commencement of employment or consulting relationships with us. These agreements provide that all confidential information concerning our business or financial affairs developed or made known to the individual during the course of the individual’s relationship with us is to be kept confidential and not disclosed to third parties except in specific circumstances. German law provides that all inventions conceived by the individual, and which are related to our current or planned business or research and development or made during normal working hours, on our premises or using our equipment or proprietary information, are our exclusive property. In many cases our confidentiality and other agreements with consultants, outside scientific collaborators, sponsored researchers and other advisors require them to assign or grant us licenses to inventions they invent as a result of the work or services they render under such agreements or grant us an option to negotiate a license to use such inventions.

Manufacturing

We express our tetravalent bispecific ICE® product candidates in mammalian cells and develop our production processes on a laboratory scale. The research grade material made in our laboratories is suitable for conducting compound profiling activities. In the course of preclinical development, we transfer the process to external manufacturers called Contract Manufacturing Organizations (the “CMOs”) which we select according to a standardized operating procedure. Before and during the cooperation with a CMO we conduct audits to assess quality and compliance with the mutually agreed process descriptions and current GMP regulations. The CMOs themselves are controlled by their in-house quality assurance functions and inspected by regulatory agencies, including EMEA and the FDA.

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

We have successfully scaled up the processes for acimtamig, AFM24, and AFM28 and manufactured material to meet the clinical drug supply demands for our clinical studies. We are currently working with several external companies to establish a manufacturing process with a productivity adequate for the commercial phase.

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

Clinical phase 2 and phase 3 data from the anti-PD-1 CPIs nivolumab and pembrolizumab in HL have been published. These data indicate that treatment with anti-PD-1 antibodies results in high response rates in the salvage setting of HL. In 2016, the FDA granted accelerated approval, and the European Commission granted approval for nivolumab in cHL patients who have relapsed or progressed after ASCT and Adcetris®. In 2017, the FDA granted accelerated approval, and the European Commission granted approval for pembrolizumab in adult and pediatric patients with refractory cHL who have relapsed after 3 or more prior lines of therapy, and the European Commission granted approval for pembrolizumab in adult patients with R/R cHL who have failed ASCT and Adcetris®, or who are transplant-ineligible and have failed Adcetris®. In 2020, the FDA approved an expanded label for pembrolizumab in R/R cHL. Phase 2 and phase 3 studies of Adcetris® in combination with nivolumab are either planned or ongoing. If acimtamig, alone or in combination, were to be approved for HL, we could be in competition with these therapies, as well as any other therapies or combination regimens that comprise the standard of care that our offering could potentially displace. Adcetris®, an antibody-drug conjugate targeting CD30, was approved by the FDA in R/R HL in 2011. In addition, Adcetris® was approved by the FDA in 2018 for the treatment of previously untreated Stage 3/4 cHL in combination with chemotherapy. In the European Union, Adcetris® is approved for similar indications. Adcetris® is also indicated for previously treated systemic ALCL, primary cutaneous ALCL, and CD30+ mycosis fungoides, as well as for previously untreated systemic ALCL or other CD30+ PTCL in combination with chemotherapy in the US and for previously untreated systemic ALCL in Europe. Adcetris® is currently being investigated in various combinations in HL, including CPIs.

We expect that our ROCK® platform as well as our novel antibody formats derived from this platform will serve as the basis for future product candidates and collaborations with pharmaceutical companies. Other companies also have developed platform technologies that may compete with our platforms. For example, Dragonfly Therapeutics is developing TriNKET, which specifically activates cells of the innate and adaptive immune system and has recently started clinical development of one of these TriNKET assets. GT Biopharma is developing its TriKEs and TetraKEs platform designed to target NK cells and tumor cells forming an immune synapse between the NK cell and the tumor cell thereby inducing NK cell activation at that site. Innate Pharma is developing several multi-specific NK cell engagers for oncology indications based on their ANKET platform. Furthermore, there may be other companies we have not identified that develop technologies that also engage NK cells in oncology, which would put them into competition with our therapies.

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

In addition to currently marketed therapies, there are also a number of products in late-stage clinical development to treat cancer. These product candidates in development may provide efficacy, safety, dosing convenience and other benefits that are not provided by currently marketed therapies or our drugs. As a result, they may provide significant competition for any of our product candidates for which we obtain marketing approval.

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

International Conference on Harmonization

The International Council for Harmonization of Technical Requirements for Registration of Pharmaceuticals for Human Use (“ICH”) is a project that brings together the regulatory authorities of Europe, Japan and the United States and experts from the pharmaceutical industry in the three regions to discuss scientific and technical aspects of pharmaceutical product registration. The purpose of the ICH is to reduce or obviate the need to duplicate the testing carried out during the research and development of new medicines by recommending ways to achieve greater harmonization in the interpretation and application of technical guidelines and requirements for product registration. Harmonization would lead to a more economical use of human, animal and material resources, the elimination of unnecessary delay in the global development and availability of new medicines while maintaining safeguards on quality, safety, and efficacy, and regulatory obligations to protect public health.

The ICH guidelines have been adopted as law in several countries. In many areas of drug development the ICH has resulted in comparable requirements, for instance with respect to the Common Technical Document, which has become the standard dossier format for filings for market authorization in several jurisdictions. Thus, the ICH has facilitated a more efficient path to markets.

FDA Approval Process

All of our current product candidates are subject to regulation in the United States by the FDA as biological products, or biologics. The FDA subjects biologics to extensive pre- and post-market regulation. The Public Health Service Act (“PHSA”), the Federal Food, Drug, and Cosmetic Act and other federal and state statutes and regulations govern, among other things, the research, non-clinical and clinical development, testing, manufacture, storage, recordkeeping, approval, labeling, promotion and marketing, distribution, post-approval monitoring and reporting, sampling, and import and export of biologics. Failure to comply with applicable U.S. requirements may subject a company to a variety of administrative or judicial sanctions, such as FDA refusal to approve pending BLAs, withdrawal of approvals, clinical holds, warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines or civil or criminal penalties.

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

Preclinical tests include laboratory evaluation of product chemistry, formulation, and toxicity, as well as animal studies to assess the characteristics and potential safety and efficacy of the product. The conduct of the preclinical tests must comply with federal regulations and requirements, including good laboratory principles (“GLP”). The results of preclinical testing are submitted to the FDA as part of an IND along with other information, including information about product chemistry, manufacturing and controls, and a proposed clinical study protocol. Long term preclinical tests, such as animal tests of reproductive toxicity and carcinogenicity, may continue after the IND is submitted.

An IND must become effective before United States clinical studies may begin. A 30-day waiting period after the submission of each IND is required prior to the commencement of clinical testing in humans. If the FDA has does not issue a clinical hold within this 30-day period, the clinical study proposed in the IND may begin.

Clinical studies involve the administration of the IND or biologic to healthy volunteers or patients with the condition under investigation, all under the supervision of a qualified investigator. Clinical studies must be conducted: (i) in compliance with federal regulations; (ii) in compliance with GCP, an international standard meant to protect the rights and health of patients and to define the roles of clinical study sponsors, investigators and monitors; as well as (iii) under protocols detailing the objectives of the study, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. Each protocol involving testing on U.S. patients and subsequent protocol amendments must be submitted to the FDA as part of the IND.

The FDA may order the temporary, or permanent, discontinuation of a clinical study at any time, or impose other sanctions, if it believes that the clinical study either is not being conducted in accordance with FDA requirements or presents an unacceptable risk to the clinical study participants. The study protocol and informed consent information for participants in clinical studies must also be submitted to an IRB for approval. An IRB may also require the clinical study at the site to be halted, either temporarily or permanently, for failure to comply with the IRB’s requirements, or may impose other conditions. The study sponsor may also suspend a clinical study at any time on various grounds, including a determination that the subjects or patients are being exposed to an unacceptable health risk.

Clinical studies to support BLAs for marketing approval are typically conducted in three sequential phases, but the phases may overlap or be combined. In phase 1, the biologic is initially introduced into healthy human subjects or patients and is tested to assess PK, pharmacological actions, side effects associated with increasing doses, and, if possible, early evidence on effectiveness. In the case of some products for more severe or life-threatening diseases, such as cancer treatments, initial human testing may be conducted in the intended patient population. Phase 2 usually involves studies in a limited patient population to determine the effectiveness of the biologic for a particular indication, dosage tolerance and optimum dosage and to identify common adverse effects and safety risks. If a compound demonstrates evidence of effectiveness and an acceptable safety profile in phase 2 studies, phase 3 studies are undertaken to obtain additional information about clinical efficacy and safety in a larger number of patients, typically at geographically dispersed clinical study sites. These phase 3 clinical studies are intended to establish data sufficient to demonstrate substantial evidence of the efficacy and safety of the product to permit the FDA to evaluate the overall benefit-risk relationship of the biologic and to provide adequate information for the labeling of the biologic. Studies conducted outside of the US under similar, GCP-compliant conditions in accordance with local applicable laws may also be acceptable to the FDA in support of product licensing.

Sponsors of clinical studies for investigational drugs must publicly disclose certain clinical study information, including detailed study design and study results in NIH public ClinicalTrials.gov databases. These requirements are subject to specific timelines and apply to most controlled clinical studies of FDA-regulated products.

After completion of the required clinical testing, a BLA is prepared and submitted to the FDA. FDA review and approval of the BLA is required before marketing of the product may begin in the United States. The BLA must include the results of all preclinical, clinical and other testing and a compilation of data relating to the product’s pharmacology, chemistry, manufacture and controls and must demonstrate the safety and efficacy of the product based on these results. The BLA must also contain extensive manufacturing information. The cost of preparing and submitting a BLA is substantial. Under federal law, the submission of most BLAs is additionally subject to a substantial application user fee, as well as annual product and establishment user fees, which may total several million dollars and are typically increased annually.

The FDA has 60 days from its receipt of a BLA to determine whether the application will be accepted for filing based on the agency’s threshold determination that it is sufficiently complete to permit substantive review. Once the submission is accepted for filing, the FDA begins an in-depth review. The FDA has agreed to certain performance goals in the review of BLAs. Most such applications for standard review biologics are reviewed within ten months from the date the application is accepted for filing. Although the FDA often meets its user fee performance goals, it can extend these timelines if necessary and its review may not occur on a timely basis at all. The FDA usually refers applications for novel biologics many times to an advisory committee—typically a panel that includes clinicians and other experts—for review and evaluation of data concerning the safety and efficacy of marketed investigational drug products for use in the treatment of patients and makes appropriate recommendations to the FDA Commissioner. The FDA is not bound by the recommendation of an advisory committee, but it generally follows such recommendations. Before approving a BLA, the FDA will typically inspect one or more clinical sites to assure compliance with GCP. Additionally, the FDA will inspect the facility or the facilities at which the biologic is manufactured. The FDA will not approve the product unless it verifies that compliance with cGMP standards is satisfactory and the BLA contains data that provide substantial evidence that the biologic is safe and effective in the indication studied.

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

Under the PHSA, the FDA may approve a BLA if it determines that the product is safe, effective, pure and potent and the facility where the product will be manufactured meets standards designed to ensure that it continues to be safe, pure and potent. An approval letter authorizes commercial marketing of the biologic with specific prescribing information for specific indications. The extension of an approval for a biologic may be significantly more limited than initially requested in the application, which might restrict the commercial value of the product. The FDA may also require that certain contraindications, warnings, or precautions are included in the prescription leaflet. In addition, as a condition of BLA approval, the FDA may require a risk evaluation and mitigation strategy (“REMS”) in order to track and thereby ensure that the benefits of the biologic outweigh the potential risks for patients. REMS can include medication guides, communication plans for healthcare professionals, and elements to assure safe use (“ETASU”). ETASU can include, but are not limited to, special training or certification for prescribing or dispensing, dispensing only under certain circumstances, special monitoring and the use of patient registries. The requirement for a REMS might materially affect the potential market and profitability of the biologic. Moreover, product approval may require, as a condition of approval, substantial post-approval commitments, including, e.g., the testing and surveillance of the biologic’s safety or efficacy. Once granted, product approvals may be withdrawn if compliance with regulatory standards is not maintained or safety concerns are identified following initial marketing.

As part of the manufacturing process, the marketing authorization holder is required to perform specific tests for each drug substance and drug product batch before it is released for distribution. If the product is subject to official lot release by the FDA, marketing authorization holder has to submit specific release data of each product batch to the FDA together with a release protocol, showing a summary of previous release specification data from all the batches produced so far as well as the data from the current batch. The FDA may also perform certain confirmatory tests on batches of some products, such as viral vaccines, before releasing the lots for distribution by the manufacturer. In addition, the FDA conducts laboratory research related to the regulatory standards on the safety, purity, potency and effectiveness of biological products. After approval of biologics, marketing authorization holder must address any safety issues that arise, are subject to recalls or a halt in manufacturing, and are subject to periodic inspection.

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

We have received orphan drug designation for acimtamig for the treatment of HL in the United States and Europe and for and T-cell lymphoma in the United States.

Other healthcare laws and compliance requirements

In the United States, our activities are potentially subject to regulation by federal, state and local authorities in addition to the FDA, including the Centers for Medicare and Medicaid Services, other divisions of the U.S. Department of Health and Human Services (for example, the Office of Inspector General), the U.S. Department of Justice and individual U.S. Attorney offices within the Department of Justice and state and local governments.

European Union Approval Process

The EMA is a decentralized scientific agency of the European Union. It coordinates the evaluation and monitoring of centrally authorized medicinal products. It is responsible for the scientific evaluation of applications for European Union marketing authorizations, as well as the development of technical guidance and the provision of scientific advice to sponsors. The EMA decentralizes its scientific assessment of medicines by working through a network of about 4,500 experts throughout the European Union, nominated by the member states. The EMA draws on resources of over 40 NCAs of European Union member states. The PEI is one of the NCAs for Germany, and regulates, among others, antibody products.

The process regarding approval of medicinal products in the European Union follows roughly the same lines as in the United States and likewise generally involves satisfactorily completing each of the following:

●	preclinical laboratory tests, animal studies and formulation studies all performed in accordance with the applicable European Union GLP regulations;

●	submission to the relevant national authorities of a clinical study application or CTA for each study in humans, which must be approved before the study may begin;
●	performance of adequate and well-controlled clinical studies to establish the safety and efficacy of the product for each proposed indication;
●	submission to the relevant competent authorities of a Marketing Authorization Application (“MAA”), which includes the data supporting safety and efficacy as well as detailed information on the manufacture and composition of the product in clinical development and proposed labeling;
●	satisfactory completion of an inspection by the relevant national authorities of the manufacturing facility or facilities, including those of third parties, at which the product is produced to assess compliance with strictly enforced current GMPs;
●	potential audits of the non-clinical and clinical study sites that generated the data in support of the MAA; and
●	review and approval by the relevant competent authority of the MAA before any commercial marketing, sale or shipment of the product.

Preclinical studies

Preclinical tests include laboratory evaluations of product chemistry, formulation and stability, as well as studies to evaluate toxicity in animal studies, in order to assess the potential safety and efficacy of the product. The conduct of the preclinical tests and formulation of the compounds for testing must comply with the relevant European Union regulations and requirements. The results of the preclinical tests, together with relevant manufacturing information and analytical data, are submitted as part of the CTA.

Clinical study approval

Pursuant to the Clinical Trials Regulation (Regulation (EU) No 536/2014), a system for the approval of clinical studies in the European Union has been implemented through national legislation of the member states. Under this system, approval must be obtained from the competent national authority of each European Union member state in which a study is planned to be conducted. To this end, a CTA is submitted, which must be supported by an investigational medicinal product dossier and further supporting information prescribed by the Clinical Trials Regulation and other applicable guidance documents. Furthermore, a clinical study may only be started after a competent ethics committee has issued a favorable opinion on the clinical study application in that country.

Manufacturing and import into the European Union of investigational medicinal products is subject to the holding of appropriate authorizations and must be carried out in accordance with current GMPs.

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

Paediatric studies

Regulation (EC) 1901/2006, which came into force on January 26, 2007, aims to facilitate the development and accessibility of medical products for use in children without subjecting children to unnecessary studies, or delaying the authorization of medicinal products for use in adults. The regulation established the Paediatric Committee (the “PDCO”), which is responsible for coordinating the EMA’s activities regarding medicines for children. The PDCO’s main role is to determine all the studies that marketing authorization applicants need to do in the pediatric population as part of the so-called Paediatric Investigation Plans (“PIPs”). All applications for marketing authorization for new medicines that were not authorized in the European Union before January 26, 2007 have to include either the results of studies carried out in children of different ages (as agreed with the PDCO), or proof that a waiver or a deferral of these studies has been obtained from the PDCO. As indicated, the PDCO determines what pediatric studies are necessary and describes them in a PIP. This requirement for pediatric studies also applies when a company wants to add a new indication, pharmaceutical form or route of administration for a medicine that is already authorized. The PDCO can grant deferrals for some medicines, allowing a company to delay development of the medicine in children until there is enough information to demonstrate its effectiveness and safety in adults and can also grant waivers when development of a medicine in children is not needed or is not appropriate, such as for diseases that only affect the elderly population.

Before a MAA can be filed, or an existing marketing authorization can be varied, the EMA checks that companies are in compliance with the agreed studies and measures listed in each relevant PIP.

Regulation (EC) 1901/2006 also introduced several incentives for the development of medicines for children in the EU:

●	medicines that have been authorized across the European Union in compliance with an agreed PIP are eligible for an extension of their patent protection by six months. This is the case even when the pediatric studies’ results are negative;
●	for orphan medicines, the incentive is an additional two years of market exclusivity, extending the typical 10-year period to 12 years;
●	scientific advice and protocol assistance at the EMA are free of charge for questions relating to the development of medicines for children; and
●	medicines developed specifically for children that are already authorized but are not protected by a patent or SPC may be eligible for a paediatric use marketing authorization (“PUMA”). If a PUMA is granted, the product will benefit from 10 years of market protection as an incentive for the development of the product for use in children.

The indications we pursue, especially those in certain hematologic malignancies, involve pediatric patients and we shall prepare PIPs at the appropriate time.

Marketing authorization application

Authorization to market a product in the European Union member states proceeds under one of four procedures: a centralized authorization procedure, a mutual recognition procedure, a decentralized procedure or a national procedure. Since our products by their virtue of being antibody-based biologics fall under the mandatory scope of the centralized procedure, only this procedure will be described here.

Centralized authorization procedure

Certain drugs, including medicinal products developed by means of biotechnological processes, must be approved via the centralized authorization procedure for marketing authorization. A successful application under the centralized authorization procedure results in a marketing authorization from the European Commission, which is automatically valid in all European Union member states. The other European Economic Area member states (namely Norway, Iceland and Liechtenstein) are also obligated to recognize the Commission decision. The EMA and the European Commission administer the centralized authorization procedure.

Under the centralized authorization procedure, the CHMP serves as the scientific committee that renders opinions about the safety, efficacy and quality of human products on behalf of the EMA. The CHMP is composed of experts nominated by each member state’s national drug authority, with one of them appointed to act as Rapporteur for the co-ordination of the evaluation with the possible assistance of a further member of the Committee acting as a Co-Rapporteur. After approval, the Rapporteur(s) continue to monitor the product throughout its life cycle. The CHMP is required to issue an opinion on an initial MAA within 210 days of receipt of a valid application, though the clock is stopped if it is necessary to ask the applicant for clarification or further supporting data. The process is complex and involves extensive consultation with the regulatory authorities of member states and a number of experts. If the CHMP concludes that the quality, safety and efficacy of the medicinal product are sufficiently proven, it adopts a positive opinion. The CHMP’s opinion is sent to the European Commission, which uses the opinion as the basis for its decision whether or not to grant a marketing authorization. If the opinion is negative, information is given as to the grounds on which this conclusion was reached. Once the procedure is completed, a European Public Assessment Report (“EPAR”), is produced.

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

Period of authorization and renewals

A marketing authorization is initially valid for five years and may then be renewed on the basis of a re-evaluation of the risk-benefit balance by the EMA or by the competent authority of the authorizing member state. To this end, the marketing authorization holder shall provide the EMA or the competent authority with a consolidated version of the file in respect of quality, safety and efficacy, including all variants introduced since the marketing authorization was granted, at least six months before the marketing authorization ceases to be valid. Once renewed, the marketing authorization shall be valid for an unlimited period, unless the Commission or the competent authority decides, on justified grounds relating to pharmacovigilance, to proceed with one additional five-year renewal. Any authorization which is not followed by the actual placing of the drug on the European Union market (in case of centralized procedure) or on the market of the authorizing member state within three years after authorization shall cease to be valid (the so-called sunset clause).

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

We have applied for and been granted orphan status in the European Union for acimtamig for the treatment of HL.

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

Pharmaceutical Coverage, Pricing and Reimbursement

In the United States and other countries, sales of any products for which we receive regulatory approval for commercial sale will depend in part on the availability of reimbursement from third-party payors, including government health administrative authorities, managed care providers, private health insurers and other organizations. Third-party payors are increasingly examining the medical necessity and cost effectiveness of medical products and services in addition to safety and efficacy and, accordingly, significant uncertainty exists as to the reimbursement status of newly approved therapeutics. Third-party reimbursement adequate to enable us to realize an appropriate return on our investment in research and product development may not be available for our products.

The division of competences within the European Union leaves to Member States the power to organize their own social security systems, including health care policies to promote the financial stability of their health care insurance systems. According to Article 168 of the Treaty on the Functioning of the European Union (the “TFEU”), “Union action shall respect the responsibilities of the Member States for the definition of their health policy and for the organization and delivery of health services and medical care.”

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

The Pharmaceutical Pricing and Reimbursement systems established by Member States are usually quite complex. Each country uses different schemes and policies, adapted to its own economic and health needs. We would have to develop or access special expertise in this field to prepare health economic dossiers on our medicinal products if we would market our products, if and when approved, in the European Union.

C.   Organizational structure

The registrant corporation Affimed N.V. has two direct or indirect wholly owned subsidiaries—Affimed GmbH and Affimed, Inc. that are each listed in Exhibit 8.1 filed hereto. We primarily operate our business out of our operating subsidiary, Affimed GmbH. Affimed, Inc. is a direct subsidiary of the operating subsidiary Affimed GmbH.

D.   Property, plant and equipment

Our headquarters are in Mannheim, Germany, where we occupy office and laboratory space at Gottlieb-Daimler-Straße 2. The contractual lease term is ten years including a cancellation option after five years beginning on October 1, 2023. The terms provide for a renewal option after 10 years.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations together with the information in our consolidated audited financial statements, including the notes thereto, included in this Annual Report. The following discussion is based on our financial information prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB, which might differ in material respects from generally accepted accounting principles in other jurisdictions. The following discussion includes forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including, but not limited to, those described under “Risk factors” and elsewhere in this Annual Report. As of March 8, 2024, Affimed effected a 1-for-10 reverse stock split of its outstanding common shares. All share and per share information have been retroactively adjusted to reflect this change.

A.   Operating Results Overview

We are a clinical-stage immuno-oncology company focused on developing highly targeted cancer immunotherapies. Our product candidates are being developed in the field of immuno-oncology, which represents an innovative approach to cancer treatment that seeks to harness the body’s own immune defenses to fight tumor cells. The most potent cells of the human defense arsenal are types of white blood cells called innate immune cells (NK cells and macrophages) and T cells. Leveraging our fit-for-purpose ROCK® platform, we have the potential to develop proprietary, next-generation bispecific antibodies, so-called innate cell engagers, which are designed to direct and establish a bridge between innate immune cells and cancer cells. Our innate cell engagers have the ability to bring innate immune cells into proximity and trigger a signal cascade that leads to the destruction of cancer cells. Due to their novel tetravalent architecture (which provides for four binding domains), our innate cell engagers bind to their targets with high affinity and have half-lives that allow regular intravenous administration, with different dosing schemes being explored to allow for improved exposure in heavily pretreated patient populations. We believe, based on their mechanism of action and the preclinical and clinical data we have generated to date, that our product candidates, alone or in combination, may ultimately improve response rates, clinical outcomes and survival in cancer patients and could eventually become a cornerstone of modern targeted oncology care. Building on our leadership in the innate immune cell space, we also have the ability to develop novel tetravalent, bispecific antibody formats with the potential to tailor immune-engaging therapy to different indications and settings.

To date, we have financed our operations primarily through our public offerings of our common shares, private placements of equity securities, the incurrence of loans including convertible loans and through government grants and payments for collaborative research and development services. Through December 31, 2023, we have raised an aggregate of €570.6 million (gross proceeds) through the issuance of equity and incurrence of loans. To date, we have not generated any revenues from product sales or royalties. Based on our current plans, we do not expect to generate product or royalty revenues unless and until we or any collaboration partner obtain marketing approval for, and commercialize, any of our product candidates.

We have generated losses since we began our drug development operations in 2000. For the year ended December 31, 2023, we incurred a net loss of €105.9 million. As of December 31, 2023, we had an accumulated deficit of €536.1 million.

In April 2023, Affimed conducted a reorganization of its operations to focus on the Group’s three clinical stage development programs. As a result of the reorganization, the Group reduced its full-time equivalent headcount by approximately 25%. On January 8, 2024, we announced a restructuring initiative aimed at transforming us into a focused clinical organization, positioned to successfully advance our programs to key value inflection points. As part of the restructuring, we intend to direct all resources towards advancing the development of our clinical programs, ultimately resulting in a reduction of up to 50% of our workforce by dissolving our research and preclinical development departments, which aligns with our narrowed strategic priorities. Based on our operating budget assumptions, our cash runway is into the second half of 2025.

We expect to continue incurring losses as we continue our preclinical and clinical development programs, apply for marketing approval for our product candidates and, subject to obtaining regulatory approval for our product candidates, build a marketing and sales team to commercialize our product candidates. Our profitability is dependent upon the successful development, approval and commercialization of our product candidates and achieving a level of revenues adequate to support our cost structure. We may never achieve profitability and unless and until we do, we will continue to need to raise additional cash. We intend to fund future operations through additional equity and debt financings and we may seek additional capital through arrangements with strategic partners or from other sources. See Note 2, Going concern, in the Notes to the consolidated financial statements in this Annual Report on Form 20-F for additional information.

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

Artiva Biotherapeutics

In November 2022, we announced a collaboration with Artiva with the goal of advancing the development of the combination of acimtamig and AlloNK® into a potential registration enabling study. We shall be responsible for all costs associated with the development of the combination therapy (including all clinical trial costs), except that we and Artiva shall each bear 50% of the costs and expenses incurred in connection with the performance of any confirmatory clinical trial required by the FDA. Artiva shall be solely responsible for all costs incurred by Artiva for the supply of AlloNK® and certain other products used in the clinical trials. In addition, under the Collaboration Agreement, the parties have agreed to make payments to each other to achieve a proportion of 67%/33% (Affimed/Artiva) of revenues generated by both parties from commercial sales of each party’s product as part of the combination therapy.

Roivant

On November 9, 2020, we announced that we entered into a license and strategic collaboration agreement with a subsidiary of Roivant to develop and commercialize novel ICE® molecules, including AFM32, in oncology. Under the terms of the agreement, we received $60 million in upfront consideration, comprised of $40 million in cash and pre-paid R&D funding, and $20 million of newly issued shares in Roivant. We are eligible to receive up to an additional $2 billion in milestones over time upon achievement of specified development, regulatory and commercial milestones, as well as tiered royalties on net sales.

We recognized revenues of €7.1 million in 2023.

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

We recognized revenues of €7.1 million from the research services completed in 2023. A amount of remaining funding of €1.4 million was repaid to Roivant.

Financial Operations Overview

Revenue

To date, our revenues have consisted principally of collaboration and service revenue.

Collaboration revenue. Collaboration revenue for year ended December 31, 2023 amounted to €7.8 million, with €0.6 million from the Genentech collaboration and €7.1 million from the Roivant collaboration. Collaboration revenue for year ended December 31, 2022 amounted to €41.2 million, with €18.5 million from the Genentech collaboration and €22.7 million from the Roivant collaboration. The decrease in collaboration revenue is due the completion of the research collaborations in 2023 and 2022, respectively.

Service revenue. Service revenue is primarily revenue from service contracts entered into by AbCheck, our previously wholly owned, independently operated antibody screening platform. We recognized €0.5 million and €0.2 million of third party service revenue in 2023 and 2022, respectively. Service revenue from AbCheck is derived from third party contracts as well as from the utilization of the entity by Affimed. Effective December 28, 2023, Affimed sold its shareholding in AbCheck, further details are provided below under “Other income”.

In the future, the timing of our revenue may vary significantly from the receipt of the related cash flows, as the revenue from some upfront or initiation payments is deferred and recognized as revenue over the estimated service period, while other revenue is earned when received, such as milestone payments or service fees.

Our revenue has varied substantially, especially due to the impact of collaboration revenue received from Genentech and Roivant. The amount of future revenue is dependent on the services performed and milestones reached for our existing collaborations and on our ability to conclude new collaboration arrangements and the terms we are able to negotiate with our partners. As our project work for both Genentech and Roivant has come to an end, we expect that recognition of revenue related to the upfront payments from such collaborations will significantly decrease in 2024. We remain eligible for milestones under the collaborations, and the revenues associated with any such milestones will be recognized at the time they are achieved.

Other Income

Other income for years 2022 and 2023 primarily relates to government grants for research and development projects of €0.6 million in 2022 and €0.2 million in 2023 and research collaborations where costs are shared equally between both parties of €0.9 million in 2022 and €1.0 million in 2023.

Further, on December 28, 2023, the Group entered into an agreement regarding the sale of its wholly owned subsidiary AbCheck s.r.o. (“AbCheck Sale Agreement”) to Ampersand Biomedicines Inc (“Ampersand”) for a gross purchase price of €5.8 million ($6.4 million), consisting of €4.9 million ($5.4 million) in cash to be paid in two tranches, and €0.9 million ($1.0 million) to be paid by delivery in a variable number of Ampersand shares subject to certain adjustments (€0.3 million) and a holdback. The sale became effective on December 28, 2023. As of December 28, 2023, an amount of €1.6 million ($1.8 million) of the purchase price had been received. The balance of the purchase price of €3.1 million presented as other receivable in the consolidated statement of financial position is expected to be received latest by the end of 2024. The transaction resulted in a gain of €4.3 million ($4.8 million), recognized as other income.

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

Based on our current budget we expect that our total research and development expenses in 2024 will decrease as compared to 2023. Our research and development expenses primarily relate to the following key programs.

Acimtamig. The following is a summary of completed and ongoing research and development activities for acimtamig:

●	In January 2023, the FDA issued a written response to our pre- IND meeting request for the acimtamig/AlloNK® co-administered combination therapy in R/R HL and the exploratory arm evaluating the combination in r/r CD30+ PTCL. Based on the written response, Affimed submitted and received clearance from the FDA for an IND application during the second quarter of 2023. We initiated enrollment into the study in October 2023.

●	In December 2023, we presented final data from the investigator-initiated trial at the American Society of Hematology (ASH) 2023 Annual Meeting. A total of 42 patients were enrolled in the study with 36 patients treated at the RP2D. 32 of the 36 patients treated at the RP2D were HL patients. All 32 HL patients were heavily pretreated with multiple lines of chemotherapy, all had previously received CPIs and BV, and were refractory to their most recent line of therapy with active progressive disease at the time of enrollment. Across all dose levels, the treatment regimen achieved an ORR of 93% with a CR rate of 67%; among the 32 HL patients treated at the RP2D the treatment regimen achieved an ORR of 97% and a CR rate of 78%. In addition, the treatment regimen demonstrated a good safety and tolerability profile with no cases of CRS, ICANS or GvHD of any grade. Mild to moderate infusion related reactions (IRRs) were seen in 7.7% of the acimtamig infusions. Across all dose levels, median event free survival (EFS) was 8.8 months and median overall survival (OS) was not reached. For the HL patients treated at the RP2D, median EFS was 9.8 months – with 84% patients alive at 12 months. The median DoR was 8.8 months and 72% CR assessed at 6 months for HL patients treated at the RP2D; 30% of patients with complete response remained in CR beyond 12 months.
●	In December 2022, we released topline data from our phase 2 REDIRECT study investigating acimtamig monotherapy in patients with advanced-stage R/R PTCL. Primary efficacy measures include ORR of 32.4% and a CR rate of 10.2%. Key secondary and exploratory outcome measures include safety, durability of response, PFS and OS. The safety profile of acimtamig was well managed and consistent with previously reported data of prior and ongoing clinical studies with acimtamig. Median DoR was 2.3 months, median PFS was 3.5 months and median OS was 13.8 months. Based on the compelling data seen in HL for the combination of acimtamig with cord blood-derived NK cells in the acimtamig (AFM13-104) study, we believe that the combination with AB-AlloNK® has a higher probability to deliver increased anti-tumor activity and a more durable clinical benefit to address the unmet need in this patient population. Accordingly, we do not intend to pursue an accelerated approval for acimtamig monotherapy in PTCL and will focus investment on clinical development in the combination of acimatmig and AlloNK®.
●	In November 2022, we announced a new strategic partnership with Artiva to jointly develop, manufacture and commercialize the combination of acimtamig and AlloNK®. Under the terms of the agreement, we and Artiva will pursue the development of the acimtamig/AlloNK® combination treatment in the United States on a co-exclusive basis. We will lead regulatory activities through phase 2 and any confirmatory studies. We will be responsible for funding clinical study costs through phase 2, while Artiva will be responsible for the costs of supplying AlloNK® and IL-2 for such studies. The companies will share confirmatory study costs on a 50/50 basis. Both companies will retain commercialization and distribution rights and book sales for their respective products. We will be responsible for promotional activities and expenses of the combination therapy. Pursuant to the agreement, revenues from the combination will be shared, with us receiving 67% of the combination therapy revenue and Artiva receiving 33%.
●	We anticipate that our research and development expenses in 2024 for acimtamig will decrease significantly compared to those for 2023 mainly due to lower expenses for manufacturing activities.

AFM24. AFM24, a tetravalent, bispecific EGFR, and CD16A-binding innate cell engager. We expect to report data from the ongoing AFM24 study in the second quarter of 2024.

AFM24-101. In June 2023, at the ASCO annual meeting we presented safety and efficacy data from the EGFR mutant NSCLC expansion cohort of our ongoing AFM24-101 phase 1/2 study investigating ICE® AFM24 as monotherapy. Concurrent with the presentation, we announced our intention to focus near-term clinical development of AFM24 on the combination with atezolizumab (AFM24-102), and announced the discontinuation of AFM24-101.

AFM24-102. Enrollment was completed in the 480 mg dose escalation cohort of the phase 1/2a combination study of AFM24 with the anti-PD-L1 checkpoint inhibitor atezolizumab (“Tecentriq®”) in patients with advanced EGFR-expressing solid tumors. AFM24-102 includes patients with NSCLC (EGFR wildtype), gastric and gastroesophageal junction adenocarcinoma and pancreatic/hepatocellular/biliary tract cancer. The treatments continue to show a well-managed safety profile. Dose escalation was completed during the first quarter of 2023 with a weekly AFM24 dose of 480 mg confirmed as the R2PD. The phase 2 expansion phase of the study was initiated in the first quarter of 2023. Clinical development of AFM24 in combination with atezolizumab will focus in NSCLC patients (EGFR wildtype and mutant).

As of January 4, clinical response update to the Phase 1/2a AFM24-102 trial in EGFR-wt NSCLC reported 4 confirmed responses, including 1 CR and 3 PR, and 7 stable diseases in the 15 heavily pre-treated evaluable patients, resulting in a disease control rate of 73 percent. Of special importance is the fact that three of the four responders had never achieved an objective response to PD(L) 1 therapy and that the only patient with a response to PD1 containing treatment responded to a combination of doublet chemotherapy plus PD1 and therefore even in this patient, the contribution of PD1 therapy is unclear. Based on the promising response data from the EGFRwt NSCLC cohort, the Company expanded enrollment to 40 patients. In addition, the company continues to enroll in the EGFR-mut NSCLC cohort for a planned number of 25 patients. Mature PFS data from the 15 EGFR-wildtype NSCLC patients and initial efficacy from the EGFR-mutant NSCLC cohort are expected in Q2 2024.

AFM28. AFM28 is designed to bind to CD123, an established target in myeloid malignancies. We chose CD123 as it is almost universally expressed on leukemic blasts and LSCs in patients with AML, both at diagnosis and at relapse, and independently of cytogenetic risk. AFM28 is being developed for the treatment of patients with acute myeloid leukemia. In June 2022, we submitted an IND to the FDA for AFM28. Following feedback from the FDA related to the design of the dose escalation study, we made a strategic decision to voluntarily withdraw the IND and to focus early clinical development of AFM28 in jurisdictions outside of the United States. Clinical trial applications were cleared in Belgium, Denmark, France and Spain and we initiated recruitment into a phase 1 clinical study in the first quarter of 2023. As of the end of February 2024,  we completed enrollment of the fifth cohort (250 mg), recruiting patients in the sixth cohort. No dose-limiting toxicities were reported in cohorts treated prior. Further clinical development of AFM28 is planned in combination with an allogeneic off-the-shelf NK cell product.

Other projects and infrastructure costs. Our other research and development expenses relate to our Genentech, Roivant and Artiva collaborations and early-stage development/discovery activities. We have allocated a material amount of our resources to such discovery activities. The expenses mainly consist of salaries, manufacturing costs for pre-clinical study material and pre-clinical studies. In addition, we incur a significant amount of costs associated with our research and development that are non-project specific, including intellectual property-related expenses, depreciation expenses and facility costs. Because these are less dependent on individual ongoing programs, they are not allocated to specific projects. We assume that other projects and infrastructure costs will decrease in 2024 due to the dissolving of early stage discovery activities.

Since January 1, 2012, we have cumulatively spent €510.9 million on research and development. In the years ended December 31, 2021, 2022 and 2023, we spent €81.5 million, €98.8 million and €95.0 million, respectively, on research and development; €19.8 million, €15.1 million and €32.9 million thereof on acimtamig; €20.0 million, €21.7 million and €19.3 million thereof on AFM24 and €6.5 million, €9.3 million and €6.3million on AFM28. Our research and development expenses may vary substantially from period to period based on the timing of our research and development activities, including due to timing of initiation of clinical trials and enrollment of patients in clinical trials. Research and development expenses are expected to decrease as we are focusing on the clinical development of acimtamig, AFM24, and AFM28. The successful development of our product candidates is highly uncertain. At this time we cannot reasonably estimate the nature, timing and estimated costs of the efforts that will be necessary to complete the development of, or the period, if any, in which material net cash inflows may commence from, any of our product candidates. This is due to numerous risks and uncertainties associated with developing drugs, including the uncertainty of:

●	the scope, rate of progress, results and cost of our clinical trials, nonclinical testing and other related activities;
●	the cost of manufacturing clinical supplies and establishing commercial supplies of our product candidates and any products that we may develop;
●	the number and characteristics of product candidates that we pursue;
●	the cost, timing and outcomes of regulatory approvals;
●	the cost and timing of establishing sales, marketing and distribution capabilities; and

●	the terms and timing of any collaborative, licensing and other arrangements that we may establish, including any milestone and royalty payments thereunder.

A change in the outcome of any of these variables with respect to the development of acimtamig, AFM24, or AFM28 could mean a significant change in the costs and timing associated with the development of such product candidate. For example, if the FDA or other regulatory authority were to require us to conduct preclinical and clinical studies beyond those which we currently anticipate will be required for the completion of clinical development, if we experience significant delays in enrollment in any clinical trials or if we encounter difficulties in manufacturing our clinical supplies, we could be required to expend significant additional financial resources and time on the completion of the clinical development.

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

We expect that our general and administrative expenses in 2024 will be lower compared to the expenses in 2023, due to the initiated restructuring. These decreases will likely be due to a decline in headcount, reduction in infrastructure costs, IT expenses and managing directors’ and supervisory directors’ liability insurance premiums. In addition, due to headcount reduction the share-based compensation awards to key management personnel and other employees may further contribute to a decrease in general and administrative expenses in 2024.

Results of Operations

The numbers below have been derived from our audited consolidated financial statements for the years ended December 31, 2022 and 2023. The discussion below should be read along with these financial statements, and it is qualified in its entirety by reference to them.

A discussion of changes in our results of operations during the year ended December 31, 2022 compared to the year ended December 31, 2021 has been omitted from this Annual Report on Form 20-F, but may be found in “Item 5. Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2022, filed with the SEC on March 23, 2023, which is available free of charge on the SECs website at www.sec.gov and on our investor relations website at https://www.affimed.com/investors/sec-and-financial-reports/.

Comparison of the years ended December 31, 2022 and 2023

	Year ended December 31,
	2022	2023

	(in € thousand)
Total Revenue	41,353	8,275
Other income and expenses – net	1,417	4,697
Research and development expenses	(98,814)	(94,958)
General and administrative expenses	(32,075)	(24,675)
Operating loss	(88,119)	(106,661)
Finance income/(costs)-net	2,117	726
Loss before tax	(86,002)	(105,935)
Income taxes	(2)	(3)
Loss for the period	(86,004)	(105,938)
Total comprehensive loss	(92,051)	(105,938)
Loss per common share in € per share	(6.04)	(7.09)

Revenue

Revenue decreased from €41.4 million for the year ended December 31, 2022 to €8.3 million for the year ended December 31, 2023. Revenue for the year ended December 31, 2023 largely consisted of revenue from the Genentech and Roivant collaborations. The decrease in revenue in 2023 as compared to 2022 was primarily driven by the fact that in both collaborations the research work on the product candidates have been completed in 2022 (Genentech) and 2023 (Roivant).

Research and development expenses

	Year ended December 31,
R&D Expenses by Project	2022	2023	Change %

	(in € thousand)
Project
acimtamig	15,130	32,915	118%
AFM24	21,687	19,266	(11)%
AFM28	9,290	6,265	(33)%
Other projects and infrastructure costs	42,356	30,498	(28)%
Share-based payment expense	10,351	6,014	(42)%
Total	98,814	94,958	(4)%

Research and development expenses decreased 4% from €98.8 million in the year ended December 31, 2022 to €95.0 million in the year ended December 31, 2023, due to lower expenses for AFM24, AFM28, other projects and infrastructure and share-based payment expense. The variances in project related expenses between the year ended December 31, 2022 and the corresponding period in 2023 are mainly due to the following projects:

acimtamig. In the year ended December 31, 2023, expenses increased 118% compared to the year ended December 31, 2022 primarily due to an increase in overall clinical trial costs, the scale-up of manufacturing of acimtamig for commercial purposes as well as costs for clinical trial material.

AFM24. In the year ended December 31, 2023, expenses decreased 11% compared to the year ended December 31, 2022, primarily due to a reduction in costs for manufacturing activities.

AFM28. In the year ended December 31, 2023, expenses decreased 33% compared to the year ended December 31, 2022, primarily due to lower costs for preclinical development activities.

Other projects and infrastructure costs. In the year ended December 31, 2023, expenses decreased 28% compared to the year ended December 31, 2022, primarily due to a decline in costs incurred with respect to certain of our collaboration projects, such as the Roivant and Genentech collaboration, for which we have completed the work assigned to us under the respective collaboration agreements. This reduction has been partially offset by the one-time termination expenditure incurred due to the reorganization of the Group earlier in 2023.

Share-based payment expenses. In the year ended December 31, 2023, expenses decreased 42% compared to the year ended December 31, 2022 due to a decrease in the underlying fair value of newly issued share options.

General and administrative expenses

General and administrative expenses decreased 23% from €32.1 million in the year ended December 31, 2022 to €24.7 million in the year ended December 31, 2023. In 2023, general and administrative expenses were largely comprised of (i) personnel expenses of €13.1 million (2022: €15.2 million), which decreased largely due to the decline in the underlying fair value of newly issued share options ; (ii) legal, consulting and audit costs of €5.4 million (2022: €8.3 million) and insurance expenses of €2.8 million (2022: €3.5 million), mainly comprising D&O insurance.

Finance income / (costs)-net

We recognized finance net income for the year ended December 31, 2023 of €0.7 million compared to €2.1 million for the year ended December 31, 2022. The decrease for the year ended December 31, 2023 was primarily affected by foreign exchange gains of €0.5 million which were lower than those for the year ended December 31, 2022  of €3.4 million, these primarily related to assets denominated in U.S. dollars.

B.   Liquidity and Capital Resources

Since our inception, we have not generated any revenue from product sales and we have incurred significant operating losses. For the years ended December 31, 2022 and 2023 we incurred net losses of €86.0 million and €105.9 million, respectively. We have funded our operations to date with the proceeds principally from the sales of our common shares, borrowings and payments from collaboration partners.

Our cash and cash equivalents as of December 31, 2023 consist primarily of bank balances. During the later part of 2023, we invested certain excess funds in US and German government treasury bonds. As of December 31, 2023, the value of these investments amounted to €33.5 million. We expect to continue this investment philosophy, as long as there is excess liquidity available. Based on our current operating and budget assumptions, we believe that our existing liquidity will enable us to fund our operating expenses and capital expenditure requirements into the second half of 2025.

As part of our contractual obligations, we are also bound by certain operating lease obligations. Operating lease obligations consist of payments pursuant to non-cancellable operating lease agreements relating to our lease of office and laboratory space. We signed a new lease contract for offices and laboratories in 2021 and we have moved to a new facility in Mannheim, Germany, in the third quarter of 2023. The contractual lease term is ten years including a cancellation option after five years with a start date of September 1, 2023. The terms provide for renewal options.

In January 2021, we issued and sold 19,166,667 common shares and generated net proceeds after underwriter discounts and commissions and other offering expenses of €88.7 million in the aggregate pursuant to an underwritten offering of our common shares.

In November 2021, we entered into a new $100 million ATM program and, as of December 31, 2023, 0.6 million common shares had been sold under the new ATM program, generating net proceeds of €0.2 million.

In April 2022, we issued and sold 25,875,000 common shares and generated net proceeds after underwriter discounts and commissions and other offering expenses of €89.8 million in the aggregate pursuant to an underwritten offering of our shares.

Going Concern

Our financial statements have been prepared on the basis that we will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. As a clinical-stage biopharmaceutical company, we incurred operating losses since inception. As of December 31, 2023, we had an accumulated deficit of €536.1 million.

We expect we will incur operating losses for the foreseeable future due to, among other things, costs related to continuing our clinical programs and our administrative organization. Historically, we have successfully financed our operations through income and revenues generated from collaborations, licensing, venture loans and issuance of equity. According to our most recent business planning, current cash resources including short term investments totaling €72.0 million as of December 31, 2023, are projected to finance us into the second half of 2025.

As our clinical programs are still in development stage, and because any further development until market approval and successful financing is dependent on meaningful clinical trial results, among other factors, the estimation of the cost of completing the ongoing clinical programs or the timing for bringing such programs to various markets or substantial partnering or out-licensing arrangements, and, therefore, when, if ever, material cash inflows are likely to commence, imply uncertainties. Based on the outlined cash projections, we have concluded that we have the ability to continue as a going concern. We are pursuing various financing alternatives to meet our future cash requirements, including the issuance of equity to existing or new shareholders, payment from arrangements with strategic partners and loan facilities. If we are not able to raise sufficient capital when needed, we could be forced to delay, reduce or eliminate our product development programs or commercialization efforts and our ability to continue as a going concern would be uncertain. Based on our going concern assessment, the consolidated financial statements do not include any adjustments that may result from the outcome of these uncertainties.

Cash Flows

Comparison of the years ended December 31, 2022 and 2023

The table below summarizes our consolidated statement of cash flows for the years ended December 31, 2022 and 2023:

	Year ended December 31,
	2022	2023

	(in € thousand)
Net cash used in operating activities	(104,892)	(110,269)
Net cash (used)/generated in investing activities	5,605	(36,059)
Net cash (used)/generated in financing activities	88,557	(6,220)
Net changes to cash and cash equivalents	(10,730)	(152,548)
Cash and cash equivalents at the beginning of the year	197,630	190,286
Exchange-rate related changes of cash and cash equivalents	3,386	791
Cash and cash equivalents at the end of the year	190,286	38,529

Net cash used in operating activities amounted to €104.9 million in the year ended December 31, 2022 whereas net cash used in operating activities amounted to €110.2 million in the year ended December 31, 2023. The increase is mainly due to the changes in other receivables, other assets and prepaid expenses.

We generated cash in investing activities of €5.6 million for the year ended December 31, 2022, compared to cash of €36.1 million used in the year ended December 31, 2023. The investing activities in 2023 primarily related to the investment in leasehold improvements and investing in US and German government treasury bonds. The investing activities in 2022 primarily relate to investments in laboratory equipment and proceeds generated from the sale of the Roivant shares.

Net cash used for financing activities in the year ended December 31, 2023 amounted to €6.2 million and relate primarily to the repayment of the Bootstrap loan. In 2022 the cash generated of €88.6 million, primarily related to the net proceeds received from the public offering of €89.8 million.

Material Cash Requirements

Our short-term and long-term material cash requirements consist of operational and capital expenditures, some of which contain contractual obligations. Our primary uses of cash relate to clinical trial costs, third-party research and development services, the cost of manufacturing clinical trial material, manufacturing scale-up and validation costs, non-clinical development costs, personnel, milestone payments pursuant to certain of our collaboration agreements, legal, intellectual property and other regulatory expenses and general overhead costs. Because our product candidates are in various stages of clinical development and the outcome of these efforts is uncertain, we cannot estimate the actual amounts necessary to successfully complete the development and commercialization of our product candidates or whether, or when, we may achieve profitability. In addition, our expenditures as reported in our financial statements may be expected to be variable due to that uncertainty. The most significant contractual obligation is the operating lease at our facilities in Mannheim, Germany. Our future minimum lease payments as of December 31, 2023 totaled €1.4 million related to short-term lease liabilities, and €11.3 million related to long-term lease liabilities. See Note 25, Lease liabilities, in the Notes to the consolidated financial statements in this Annual Report on Form 20-F for additional information.

Based on our current operating and budget assumptions, we believe that our existing liquidity will enable us to fund our operating expenses and capital expenditure requirements into the second half of 2025. We have based this estimate on assumptions that may prove to be incorrect, and we could use our capital resources sooner than we currently expect. Our future funding requirements will depend on many factors, including but not limited to:

●	the scope, rate of progress, results and cost of our clinical trials, nonclinical testing and other related activities;

●	the cost of manufacturing clinical supplies, and establishing commercial supplies, of our product candidates and any products that we may develop;
●	the number and characteristics of product candidates that we pursue;
●	the cost, timing and outcomes of regulatory approvals;
●	the cost and timing of establishing sales, marketing and distribution capabilities; and
●	the terms and timing of any collaboration, licensing and other arrangements that we have or may establish, including any required milestone and royalty payments thereunder.

To address our financing needs, we may raise additional capital through the sale of equity or convertible debt securities. In such an event, the ownership interest of our shareholders will be diluted, and the terms of any such securities may include liquidation or other preferences that adversely affect the rights of holders of our common shares.

We do not have any off-balance sheet arrangements, as defined under the rules and regulations of the SEC.

Cash and Funding Sources

Our liquid funds (cash and cash equivalents and investments) as of December 31, 2023 were €72.0 million. Funding sources generally comprise proceeds from the issuance of equity instruments, loans, payments from collaboration agreements and government grants.

In May 2020, we implemented a $50 million ATM program providing for the sale of shares over time, which resulted in the sale of in total 1.25 million common shares and generated net proceeds of €34.5 million in the aggregate. In November 2020, we entered into a new ATM program for an amount not to exceed $75 million, and as of December 31, 2021 a further 1.23 million common shares were sold, generating net proceeds of €58.9 million in the aggregate. In November 2021, we entered into a new $100 million ATM program. As of December 31, 2021, 0.02 million common shares were sold, generating net proceeds of €1.6 million in the aggregate. In December 2023, an additional 0.06 million common shares were sold under the ATM program, generating net proceeds of €0.2 million in the aggregate.

On January 8, 2021, we entered into a new loan agreement with Bootstrap Europe (formerly Silicon Valley Bank German Branch). The loan agreement provides us with a senior secured term loan facility (the 2021 Bootstrap Credit Facility) for up to €25.0 million, of which €10.0 million was available at closing and drawn in February 2021, and €15.0 million of which is available in two additional tranches of €7.5 million each, subject to the satisfaction of certain milestones and conditions. In December 2021, we drew on the first additional tranche of the loan, for net proceeds of €7.4 million. The second additional tranche of €7.5 million expired undrawn at the end of 2022.

The interest rate on amounts borrowed under the 2021 Bootstrap Credit Facility is calculated as the sum of (i) the European Central Bank Base Rate plus (ii) an applicable margin of 5.5%, with European Central Bank Base Rate deemed to equal zero percent if the European Central Bank Base Rate is less than zero percent. The 2021 Bootstrap Credit Facility matures in November 2025 with an interest-only period through December 1, 2022, with amortized payments of principal and interest thereafter in equal monthly installments. Borrowings under the 2021 Bootstrap Credit Facility are secured by a pledge of 100% of our shares in Affimed GmbH, all intercompany accounts receivables owed by our subsidiaries to us and a security assignment of essentially all our bank accounts, all investments in government bonds held on bank deposits, inventory, trade receivables and payment claims as specified in the loan agreement governing the facility.

On January 15, 2021, we closed the sale of 1,666,666 of our common shares at the public offering price of $60 per share in an underwritten public offering. Concurrent with closing, the underwriters exercised an option to purchase over-allotment shares and we sold an additional 250,000 shares at a price of $60 per share. We received approximately €88.7 million in net proceeds from the offering, after deducting underwriting discounts and commissions and other offering expenses.

On April 18, 2022, we closed the sale of 2,250,000 of our common shares at the public offering price of $40 per share in an underwritten public offering. Concurrent with closing, the underwriters exercised an option to purchase over-allotment shares and we sold an additional 337,500 shares at a price of $40 per share. We received approximately €89.8 million in net proceeds from the offering, after deducting underwriting discounts and commissions and other offering expenses.

Funding Requirements

We expect that we will require additional funding to complete the development of acimtamig and our other product candidates. In addition, we expect that we will require additional capital to commercialize acimtamig, AFM24 and AFM28. If we receive regulatory approval for acimtamig, AFM24, or AFM28 and if we choose not to grant any licenses to partners, we expect to incur significant commercialization expenses related to product manufacturing, sales, marketing and distribution, depending on where we choose to commercialize. We also continue to incur substantial costs associated with operating as a public company. Additional funds may not be available on a timely basis, on favorable terms, or at all, and such funds, if raised, may not be sufficient to enable us to continue to implement our long-term business strategy. If we are not able to raise capital when needed, we could be forced to delay, reduce or eliminate our product development programs or commercialization efforts.

Based on our current operating and budget assumptions, we believe that our existing liquidity will enable us to fund our operating expenses and capital expenditure requirements into the second half of 2025. We have based this estimate on assumptions that may prove to be incorrect, and we could use our capital resources sooner than we currently expect. Our future funding requirements will depend on many factors, including but not limited to:

●	the scope, rate of progress, results and cost of our clinical trials, nonclinical testing and other related activities;
●	the cost of manufacturing clinical supplies and establishing commercial supplies, of our product candidates and any products that we may develop;
●	the number and characteristics of product candidates that we pursue;
●	the cost, timing and outcomes of regulatory approvals;
●	the cost and timing of establishing sales, marketing and distribution capabilities; and
●	the terms and timing of any collaboration, licensing and other arrangements that we have or may establish, including any required milestone and royalty payments thereunder.

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

Please refer to Note 3 (“Material accounting policies”) of our consolidated financial statements.

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

The following table presents our supervisory directors. Bernhard R.M. Ehmer was re-appointed by the general meeting of shareholders on June 25, 2019 and on June 22, 2022. Ulrich M. Grau was re-appointed by the general meeting of shareholders on June 19, 2018 and on June 15, 2021. Mathieu Simon was re-appointed by the general meeting of shareholders on June 15, 2021. Thomas Hecht was re-appointed by the general meeting of shareholders on August 4, 2020 and on June 21, 2023. Annalisa Jenkins was appointed by the general meeting of shareholders on August 4, 2020 and on June 21, 2023. Uta Kemmerich-Keil was appointed by the general meeting of shareholders on June 15, 2021. Constanze Ulmer-Eilfort was appointed by the general meeting of shareholders on June 21, 2023. Thomas Hecht is the chairman of our supervisory board. The term of each of our supervisory directors will terminate on the date of the annual general meeting of shareholders in the year indicated below.

Name	Age	Term
Thomas Hecht	72	2026
Bernhard R.M. Ehmer	69	2025
Ulrich M. Grau	75	2024
Annalisa Jenkins	58	2026
Mathieu Simon	67	2024
Uta Kemmerich-Keil	57	2024
Constanze Ulmer-Eilfort	61	2026

The following is a brief summary of the business experience of our supervisory directors. Each director’s tenure reflects their tenure on the board of our predecessor Affimed Therapeutics AG. Unless otherwise indicated, the current business address for each of our supervisory directors is Affimed N.V., c/o Affimed GmbH, Gottlieb-Daimler-Straße 2, 68165 Mannheim, Germany.

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

Annalisa Jenkins, Director. Dr. Jenkins has been a member of our supervisory board since August 2020. She is a life sciences thought leader with over 25 years of biopharmaceutical industry experience. She has consistently mentored leadership teams advancing programs from basic research through clinical development, regulatory approval and healthcare systems globally. Dr Jenkins graduated with a degree in medicine from St. Bartholomew’s Hospital in the University of London and received her Fellowship from the Royal College of Physicians London. She trained in cardiovascular medicine and was a research fellow at Imperial College. Earlier in her career, Dr. Jenkins was a medical officer in the British Royal Navy during the Gulf Conflict, achieving the rank of Surgeon Lieutenant Commander. She also held senior leadership roles at Merck Serono and Bristol Myers-Squibb over a period of 15 years. Dr. Jenkins previously served as President and CEO of Dimension Therapeutics, a leading gene therapy company she took public on the Nasdaq and subsequently sold to Ultragenyx. Following her relocation back to the United Kingdom, she served in numerous roles spanning the public, private and charitable sectors, including Genomics England, The King’s Fund and British Heart Foundation and Chair of YouBelong, a leading mental health care charity. She is also a board member of several growing public and private companies, including Oncimmune, AVROBIO, COMPASS Pathways, Mereo Biopharma and Skye Bioscience. Dr. Jenkins serves on a number of advisory boards and frequently speaks on leadership with purpose, social entrepreneurship, diversity and innovation.

Mathieu Simon, Director. Dr. Simon has been a member of our supervisory board since 2018. Dr. Simon is a senior strategic advisor at Mediobanca Group, Milan, Madrid, Paris, in the healthcare sector. He is chairman of the board at Idorsia Pharmaceuticals, as well as chairman of AILEEN’s Pharma in Milan (Italy). Dr. Simon serves also as independent board member at Banook Group (France), Lysogene (France) and VAXIMA AG (Switzerland). Dr. Simon has served as Cellectis’ Executive Vice-President since 2012 and as Chief Operating Officer since 2013. Dr. Simon also served as Chief Executive Officer of a former subsidiary of Cellectis. He has been instrumental to the development of Cellectis and its CAR Allogenic T-Cell platform. He also served as Chief Executive Officer of Ectycell in 2012. He served as Chairman of the Board of Celleartis AB until 2014 before its acquisition by Takara Bio. Prior to joining Cellectis, Dr. Simon was Managing Director, Head of Global Pharma at Pierre Fabre SA, the third largest French Pharma Company. Beginning in 1994, he served at Wyeth Pharmaceuticals in both general management roles (President Managing Director of Wyeth SPA) and senior corporate role in Philadelphia, United States (SVP / Head of International Marketing and Medical Affairs).

Uta Kemmerich-Keil, Director. Mrs. Kemmerich-Keil was elected as a member of our supervisory board in June 2021 and has over 20 years of executive experience in the pharmaceutical and chemical industry. Most recently she headed up the personal healthcare international business of P&G and has over 19 years of experience from Merck KGaA, where she served, inter alia, as Chief Executive Officer of the global OTC- and global Allergy business, EVP Finance, Investor Relations and M&A. Mrs. Kemmerich-Keil is a board member of several public and privately held companies like Schott AG, Klosterfrau Zürich AG and Röchling S.E. She is a board member and member of the Audit Committee of Karo Healthcare AB, Biotest AG and Beiersdorf AG. In Biotest AG she leads the audit committee. She holds a M.Sc. (Economics) and a M.A (Roman Philology) from Freiburg University and a License from Nouvelle Sorbonne, Paris.

Constanze Ulmer-Eilfort, Director. Dr. Ulmer-Eilfort was elected as a member of our supervisory board in June 2023.  She is a partner at the law firm Peters, Schönberger & Partner, an interdisciplinary law and advisory firm located in Munich, Germany, a role she has held since 2022. Prior to that, Dr. Ulmer-Eilfort worked at Baker McKenzie serving in several roles, including as partner from 1998 to 2021, Member of the Global Executive Committee from 2017 to 2021, and as Managing Partner of the German and Austrian offices from 2012 to 2017.  Since 2021, Dr. Ulmer-Eilfort has served as member of the supervisory board of Evotec SE, a Hamburg-based, publicly listed drug discovery and development company. She also serves as Chair of the Advisory Committee at Smart4Diagnostics GmbH, a healthcare start-up based in Munich. Since 2022, Dr. Ulmer-Eilfort has also served as a member of the board of Proxygen GmbH, a Vienna based biotech company developing and commercializing molecular glue degraders, and is an advisor to the management board of Artidis AG, a Basel healthcare company developing a technology platform for the rapid diagnosis of cancer. Dr. Ulmer-Eilfort holds a law degree from the University of Munich, a Masters of Law degree from the University of Pennsylvania Law School, and a doctorate degree in law from the University of Berlin.

The following table lists the members of our current management board, except as noted therein:

Name	Age	Position
Wolfgang Fischer	60	Chief Operating Officer
Denise Mueller	55	Chief Business Officer
Andreas Harstrick(1)	62	Chief Medical Officer and Interim Chief Executive Officer
Arndt Schottelius(2)	57	Chief Scientific Officer
Harry Welten(3)	58	Consulting Chief Financial Officer
(1)	Andreas Harstrick assumed the position of interim Chief Executive Officer as of December 31, 2023. He will hold this position until a new Chief Executive Officer is appointed.
(2)	Arndt Schottelius resigned from the position of Chief Scientific Officer on February 29, 2024.
(3)	Harry Welten assumed the position as Consulting Chief Financial Officer on December 31, 2023. He will hold this position until a new Chief Financial Officer is appointed.

The following is a brief summary of the business experience of the current members of our management board. Unless otherwise indicated, the current business addresses for the members of our management board is Affimed N.V., c/o Affimed GmbH, Gottlieb-Daimler-Straße 2, 68165 Mannheim, Germany.

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

Denise Mueller, Chief Business Officer and Co-President Affimed Inc. Ms. Mueller joined us in 2016 following a 17-year career at Wyeth and Pfizer Inc. She has held leadership roles in United States and global marketing including launch of new products and line extensions in-line and globally. Ms. Mueller has also held the position of Disease Area Lead for multiple therapeutic areas where she was responsible for disease area strategy, indication strategy for multiple assets, early commercial development and market shaping. In addition to broad and extensive commercial experience, Ms. Mueller led and managed two of Pfizer’s largest alliances and was the business development lead for Pfizer’s rare disease business unit. Prior to joining pharmaceuticals, Ms. Mueller worked in hospital management running Emergency Medicine, Critical Care, in-house Pediatrics and hospitalist programs. Ms. Mueller holds a B.A. in Mathematics from Virginia Polytechnic and State University.

Andreas Harstrick, M.D., Interim Chief Executive Officer and Chief Medical Officer. Dr. Harstrick assumed the position of interim Chief Executive Officer as of January 15, 2024, and will hold this position until a new Chief Executive Officer is appointed. Dr. Harstrick agreed to serve as our Chief Medical Officer, starting in March 2020. He brings 30 years of extensive experience in cancer drug development, including the successful designing of clinical trials leading to approval of antibody drugs (Erbitux®; Cyramza®) and in-depth experience in setting-up and managing clinical oncology teams. Dr. Harstrick was Chief Medical Officer at Molecular Partners AG from 2015 to 2019, where he oversaw clinical activities, including expansion of the clinical team, and was a member of the management board. Between 2012 and 2014, Dr. Harstrick was Senior Vice President Medical Sciences at ImClone Systems, a wholly-owned subsidiary of Eli Lilly and Company, where he was also a member of the Lilly Oncology Program Review Board and the Lilly Oncology Business Unit Development Committee. Prior to joining ImClone in 2008, Dr. Harstrick was Senior Vice President Global Clinical Development Unit Oncology at Merck Serono until 2008. Dr. Harstrick is an oncologist by training. He spent his medical career at the University Hospital and Cancer Center Hannover, Germany; the Roswell Park Cancer Institute, Buffalo NY; as well as the West German Cancer Center, Essen, Germany. He earned his MD at Medical School Hannover, Germany, and in 1999 he became Associate Professor for Internal Medicine, University of Essen, Germany.

Harry Welten, Consulting Chief Financial Officer. Mr. Welten was a member of our supervisory board from August 2020 through December 31, 2023. Mr. Welten assumed the position as Consulting Chief Financial Officer on December 31, 2023 and will hold this position until a new Chief Financial Officer is appointed. He serves as chairman and member of the board of directors of several biotechnology companies in Switzerland, Germany and the USA. Previously, Mr. Welten served as a director of Kuros Biosciences A.G. until June 2018 and DMS Imaging SA (formerly ASIT Biotech SA) until May 2020. Over the last 20 years, Mr. Welten served as Chief Financial Officer of both public as well as venture capital financed biotech companies. Mr. Welten has served in senior roles at UBS in Switzerland and New York for the first 15 years of his career. Mr. Welten has degrees in Banking, Finance and Economics as well as an MBA (honors) from Columbia University, NY, USA.

B.   Compensation

Management services agreements

Our managing directors have entered into management services agreements with us. The management services agreement of Wolfgang Fischer became effective upon his appointment by the general meeting of shareholders on June 20, 2017. The management service agreement for Dr. Harstrick became effective upon his appointment by the general meeting of shareholders on August 4, 2020. Wolfgang Fischer was reappointed as managing director by the general meeting of shareholders on August 4, 2020 and most recently on June 21, 2023. The management services agreements are for an indefinite period of time, which period is distinct from the term of office of the managing directors. They provide for a termination notice period of not less than six months, both for Affimed and for the managing director. The agreements comprise the following elements: fixed salary, bonus payments, earmarked pension and social security payments and share-based compensation components. In addition, these agreements provide for benefits upon a termination of service.

Long-term incentive plans

Equity Incentive Plan 2014

In conjunction with the closing of our initial public offering, we established the Affimed N.V. Equity Incentive Plan 2014 (the “2014 Plan”) with the purpose of advancing the interests of our shareholders by enhancing our ability to attract, retain and motivate individuals who are expected to make important contributions to us. The maximum number of shares available for issuance under the 2014 Plan equals 7% of the total outstanding common shares on September 17, 2014, or approximately 1.7 million common shares. On January 1 of any calendar year thereafter (including January 1, 2024), an additional 5% of the total outstanding common shares on that date becomes available for issuance under the 2014 Plan. As of January 1, 2024, we had approximately 2.0 million common shares available for issuance (post reverse stock split), and approximately 2.5 million common shares (post reverse stock split) subject to issuance under outstanding awards. The absolute number of shares available for issuance under the 2014 Plan will increase automatically upon the issuance of additional shares by the Company. The option exercise price for options under the 2014 Plan is the fair market value of a share as defined in the 2014 Plan on the relevant grant date. We are following home country rules relating to the re-pricing of stock options. Under applicable Dutch law, re-pricing is permissible, provided this falls within the framework set by the remuneration policy for the management board and the 2014 Plan.

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

Vesting period. Subject to any additional vesting conditions that may be specified in an individual grant agreement, and the accelerated vesting conditions below, the plan provides for three-year vesting of stock options. One-third of the stock options granted to participants in connection with the start of their employment vest on the first anniversary of the grant date, with the remainder vesting in equal tranches at the end of each 3-month period thereafter. Stock options granted to other participants vest in equal tranches at the end of each 3-month period after the grant date over the course of the vesting period. The compensation committee will establish a vesting schedule for awards granted to supervisory directors as well as for any awards in the form of restricted stock units.

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

Compensation of Managing Directors and Supervisory Directors

The compensation, including benefits in kind, accrued or paid to our managing directors and supervisory directors with respect to the year ended December 31, 2023, for services in all capacities is shown below on an individual basis. Further details for the compensation for our managing directors and supervisory directors are given in notes 13 and 27 to our consolidated financial statements as of and for the year ending December 31, 2023. As of December 31, 2023, we have no amounts set aside or accrued to provide pension, retirement or similar benefits to our managing directors and supervisory directors.

Director Compensation 2023

Managing Directors

	Adi	Wolfgang	Andreas	Denise	Arndt	Angus
(in € thousand)	Hoess	Fischer	Harstrick	Mueller	Schottelius	Smith	Total
Periodically paid compensation	562	468	388	411	470	465	2,764
Bonuses	126	76	62	76	76	76	492
Termination benefits	1,034	0	0	0	0	0	1,034
Total cash compensation	1,722	544	450	487	546	541	4,290
2014 Plan share-based payment expense	1,574	713	690	686	698	97	4,458
Total share-based payment expense	1,574	713	690	686	698	97	4,458

Supervisory directors

								Constanze
	Thomas	Bernhard	Ulrich	Annalisa	Mathieu	Harry	Uta	Ulmer-
(in € thousand)	Hecht	Ehmer	Grau	Jenkins	Simon	Welten	Kemmerich-Keil	Eilfort	Total
Periodically paid compensation	122	52	59	61	49	53	57	29	482
Total cash compensation	122	52	59	61	49	53	57	29	482
2014 Plan share-based payment expense	40	26	26	35	26	35	82	10	280
Total share-based payment expense	40	26	26	35	26	35	82	10	280

Stock options granted under the Equity Incentive Plan 2014 Managing directors – share options with service conditions

Beneficiary	Grant date	Number of options	Strike price USD	Expiration date
Adi Hoess	February 13, 2023	90,000	10.70	February 13, 2033
Wolfgang Fischer	February 13, 2023	52,500	10.70	February 13, 2033
Andreas Harstrick	February 13, 2023	52,500	10.70	February 13, 2033
Denise Mueller	February 13, 2023	52,500	10.70	February 13, 2033
Arndt Schottelius	February 13, 2023	52,500	10.70	February 13, 2033
Angus Smith	February 13, 2023	52,500	10.70	February 13, 2033
Total		352,500

These options vest in installments over three years and can be exercised up to 10 years after the grant date.

Supervisory directors

Beneficiary	Grant date	Number of options	Strike price USD	Expiration date
Thomas Hecht	February 13, 2023	4,500	10.70	February 13, 2033
Bernhard R.M. Ehmer	February 13, 2023	3,000	10.70	February 13, 2033
Ulrich M. Grau	February 13, 2023	3,000	10.70	February 13, 2033
Annalisa Jenkins	February 13, 2023	3,000	10.70	February 13, 2033
Mathieu Simon	February 13, 2023	3,000	10.70	February 13, 2033
Constanze Ulmer-Eilfort	June 21, 2023	6,000	7.00	June 21, 2033
Harry Welten	February 13, 2023	3,000	10.70	February 13, 2033
Uta Kemmerich-Keil	February 13, 2023	3,000	10.70	February 13, 2033
Total		28,500

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

Our remuneration policy for the supervisory directors, which was last amended on June 22, 2022 with the approval of the general meeting, provides for cash compensation and initial and annual equity awards. This is permissible under Dutch law, but constitutes a deviation from the DCGC. The remuneration policy for our supervisory directors establishes that each supervisory director will be entitled to an annual retainer of €20,000, provided that the chairman of the supervisory board will be entitled to an annual retainer of €75,000. In addition, the chairmen of standing committees established by the supervisory board are each entitled to annual retainers of €15,000. Supervisory directors will also be paid €3,000 for each in-person supervisory board meeting and €1,500 for each virtual/telephonic supervisory board meeting, provided that the duration of such virtual/telephonic supervisory board meeting exceeds 30 minutes. The members of each committee will be paid €1,500 for each in-person committee meeting and €750 for each virtual/telephonic committee meeting, provided that the duration of such virtual/telephonic committee meeting exceeds 30 minutes. In addition, we will grant any newly elected member of the supervisory board an initial award of stock options to purchase 6,000 common shares. These initial stock options will vest over a three-year period, with one-third vesting on the first anniversary of the grant date, and the remainder vesting in equal installments at the end of each three-month period following the first anniversary of the date of the grant. In addition, the remuneration policy provides that annually the company will grant the chairman of the supervisory board options to purchase 4,500 common shares, and each other supervisory director stock options to purchase 3,000 common shares (each such award referred to as an “Annual Award”). The grant date for the Annual Awards shall be determined by the supervisory board and must (i) be in the first quarter of the financial year and (ii) compliant with our insider trading policy. Annual Awards will be made to the supervisory board members under the condition that they will remain in office after the annual general meeting of that year. If, in any given year, a supervisory board member will no longer be in office after the annual general meeting, he or she will not receive an annual award for that year. Annual Awards vest in four quarterly instalments and are fully vested on the first anniversary of the date of grant. Initial awards and annual awards will be granted automatically on the grant date or dates as set forth in (section 4.1 of) the policy and as determined by the supervisory board pursuant to and in accordance with (section 4.2 of) the policy based on the approval by the shareholders of the remuneration policy and without any further decisions or approvals by the supervisory board or the company. Supervisory directors are also entitled to be reimbursed for their reasonable expenses incurred in attending meetings of the supervisory board and its committees.

Clawback Policy

On June 21, 2023, the Board adopted a clawback policy (the “Clawback Policy”) providing for the recovery of certain incentive-based compensation from current and former members of the management board and supervisory board of Affimed in the event Affimed is required to restate any of its financial statements filed with the SEC under the Exchange Act in order to correct an error that is material to the previously-issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. Adoption of the Clawback Policy was mandated by new Nasdaq listing standards introduced pursuant to Exchange Act Rule 10D-1. The Clawback Policy is in addition to Section 304 of the Sarbanes-Oxley Act of 2002, which permits the SEC to order the disgorgement of bonuses and incentive-based compensation earned by a registrant issuer’s chief executive officer and chief financial officer in the year following the filing of any financial statement that the issuer is required to restate because of misconduct, and the reimbursement of those funds to the issuer. A copy of the Clawback Policy has been filed herewith as Exhibit 97.1.

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

Diversity

Our supervisory board values diversity among its members. Our compensation, nominating and corporate governance committee, within the purview of its mandate, has the responsibility to take diversity into consideration as part of the overall director selection and nomination processes. Further details on our Diversity & Inclusion Policy as required by the DCGC will be given in our Dutch Statutory Report for 2023. The matrix below sets forth a summary of the diversity of our supervisory board as of March 15, 2024:

Supervisory Board Diversity Matrix (As of March 15, 2024)
Country of Principal Executive Offices:	Germany
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	Yes for Demographic Background
Total Number of Directors	7
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	3	4	—	—
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	—
LGBTQ+	—
Did Not Disclose Demographic Background	—

Independence

It is important that the supervisory board members are able to operate independently and critically vis-à-vis one another and the Company. The supervisory board has paid close attention to applicable independence criteria and guidelines for supervisory board members, both under the DCGC and the Nasdaq Listing Rules. Under the DCGC and the Nasdaq Listing Rules, we consider all members of the supervisory board to be independent. At the time of his resignation on December 31, 2023, Harry Welten (former supervisory board member) was considered independent as well.

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

We have a strong centralized management board led by Andreas Harstrick, our Chief Medical Officer and interim Chief Executive Officer, who has a strong track record in the development and commercialization of new medicines. Our management team has extensive experience in the biopharmaceutical industry, and key members of our team have played an important role in the development and commercialization of approved drugs.

Supervisory Board Committees

Audit committee

The audit committee, which consists of Uta Kemmerich-Keil (Chairwoman), Bernhard Ehmer and Thomas Hecht, assists the board in overseeing our accounting and financial reporting processes and the audits of our financial statements. In addition, the audit committee is directly responsible for the appointment, compensation, retention and oversight of the work of our independent registered public accounting firm. Our supervisory board has determined that Uta Kemmerich-Keil, Bernhard Ehmer and Thomas Hecht satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act. The supervisory board has determined that Uta Kemmerich-Keil qualifies as an “audit committee financial expert,” as such term is defined in the rules of the SEC.

The audit committee is responsible for recommending the appointment of the independent auditor to the general meeting of shareholders; the appointment, compensation, retention and oversight of any accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit services; pre-approving the audit services and non-audit services to be provided by our independent auditor before the auditor is engaged to render such services; evaluating the independent auditor’s qualifications, performance and independence and presenting its conclusions to the full supervisory board on at least an annual basis and reviewing and discussing with the management board and the independent auditor our annual audited financial statements and quarterly financial statements prior to the filing of the respective annual and quarterly reports, among other things.

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

Compensation, nomination& corporate governance committee

The Compensation, nomination and corporate governance committee, which consists of Ulrich Grau (Chairman), Bernhard Ehmer, Thomas Hecht and Constanze Ulmer-Eilfort, assists the supervisory board inter alia in determining management board compensation. The committee recommends to the supervisory board for determination the compensation of each of our managing directors. Under SEC and Nasdaq rules, there are heightened independence standards for members of the compensation committee, including a prohibition against the receipt of any compensation from us other than standard supervisory director fees. As permitted by the listing requirements of Nasdaq, we have opted out of Nasdaq Listing Rule 5605(d) which requires that a compensation committee consist entirely of independent directors.

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

The Compensation, nomination and corporate governance committee also assists our supervisory board in identifying individuals qualified to become members of our supervisory board consistent with criteria established by our supervisory board and in developing our corporate governance principles. In 2021, the supervisory board delegated the oversight of our compliance management system to the Compensation, nomination and corporate governance committee. The Compensation, nomination and corporate governance committee is also responsible for the oversight of our information security management system, including the audit results of the information security certification and material information breaches and cybersecurity attacks and to monitor the development and implementation of our ESG strategy, including any goals with respect to ESG and sustainability matters. As permitted by the listing requirements of Nasdaq, we have opted out of Nasdaq Listing Rule 5605(e) which requires independent director oversight of director nominations.

Strategic committee

The strategic committee, which consists of Thomas Hecht (Chairman), Mathieu Simon, Annalisa Jenkins and Constanze Ulmer-Eilfort, assists the supervisory board in discharging its supervisory, monitoring and advisory duties with respect to the development and implementation of our overall strategy and the risks inherent to our business activities, as well as with respect to strategic initiatives we identify from time to time.

Research and development committee

The research and development committee, which consists of Annalisa Jenkins (Chairwoman), Ulrich Grau and Mathieu Simon, assists the supervisory board in aligning our R&D strategy with our overall strategy, to evaluate critical junctures of research and development activities and assess the competitive landscape and its impact on our strategy and business.

D.   Employees

As of March 15, 2024, our total headcount is 78 (76 full time equivalents), approximately 77% of whom have an advanced academic degree (Diploma/ Master, PhD, MD). On January 8, 2024, we announced a reduction of our workforce by approximately 50%, which is already anticipated in the headcount numbers. For more information as to the risks associated with our workforce reduction, see Item 3.D: “Risk factors.”

None of our employees is subject to a collective bargaining agreement or represented by a trade or labor union. We consider our relations with our employees to be good.

E.   Share ownership

See “Item 7. Major Shareholders and Related Party Transactions—A. Major shareholders.”

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.   Major shareholders

The following table presents information relating to the beneficial ownership of our common shares as of March 15, 2024, by:

●	each person, or group of affiliated persons, known by us to own beneficially 5% or more of our outstanding common shares (as of the date of such stockholder’s Schedule 13D or Schedule 13G filing for Affimed N.V. with the SEC);
●	each of our managing directors and supervisory directors; and
●	all managing directors and supervisory directors as a group.

The number of common shares beneficially owned by each entity, person, managing director or supervisory director is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any common shares over which the individual has sole or shared voting power or investment power as well as any common shares that the individual has the right to acquire within 60 days of March 15, 2024 through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all common shares held by that person.

The percentage of shares beneficially owned is computed on the basis of 15,227,463.1 of our common shares outstanding as of March 15, 2024 after we effectuated a 1-for-10 reverse stock split of our common shares, pursuant to which the number of our outstanding common shares was decreased. We have adjusted all outstanding options and other rights entitling holders to purchase common shares, as required by the terms of these securities. In particular, we have reduced the amount of outstanding options based on the conversion ratio used in the share consolidation, and increased the exercise price in accordance with the terms of each security based on the same ratio. The reverse stock split did not otherwise affect any of the rights currently accruing to holders of our common shares, or options exercisable for our common shares. Unless otherwise stated herein, all share and related option information presented in this Annual Report have been retroactively adjusted to reflect the reduced number of shares outstanding and the increase in share price that resulted from the share consolidation. Common shares that a person has the right to acquire within 60 days of March 15, 2024 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all managing directors and supervisory directors as a group. Each common share confers the right on the holder to cast one vote at the general meeting of shareholders and no shareholder has different voting rights. Unless otherwise indicated below, the address for each beneficial owner listed is c/o Affimed N.V., c/o Affimed GmbH, Gottlieb-Daimler-Straße 2, 68165 Mannheim, Germany.

	Shares beneficially owned
Name and address of beneficial owner	Number	Percent (%)
Entities affiliated with Ridgeback Capital Management(1)	1,485,898	9.8
Entities affiliated with Cooperatieve Gilde Healthcare V U.A.(2)	812,500	5.3

Managing Directors and Supervisory Directors (including former Directors)
Adi Hoess(3)(former Chief Executive Officer)	319,676	2.1
Wolfgang Fischer	145,537	0.9
Andreas Harstrick	76,042	0.5
Arndt Schottelius (former Chief Scientific Officer)	83,542	0.5
Angus Smith (former Chief Financial Officer)	65,708	0.4
Denise Mueller	89,876	0.6
Thomas Hecht	38,537	0.3
Bernhard R.M. Ehmer	20,833	0.1
Ulrich M. Grau	20,000	0.1
Annalisa Jenkins	14,000	0.1
Mathieu Simon	15,000	0.1
Harry Welten (former Supervisory Director)	15,000	0.1
Constanze Ulmer-Eilfort	0	0.0
Uta Kemmerich-Keil	11,000	0.1
All managing directors and supervisory directors as a group (14 persons)	914,751	5.9
(1)	Represents shares beneficially owned by Ridgeback Capital Management LLC (“RCM”), Ridgeback Capital Investments LLC (“RCI”) and Ridgeback Capital Investments L.P. (“RCILP”). Pursuant to an investment management agreement, RCM maintains investment and voting power with respect to the securities held or controlled by RCI. Mr. Wayne Holman controls RCM. RCI is the general partner of RCILP. This information is based on a statement filed on Schedule 13G with the SEC on February 14, 2024.

(2)	Represents shares beneficially owned by Cooperatieve Gilde Healthcare V U.A., Gilde Healthcare V Management B.V., Gilde Healthcare Holding B.V., Manapouri B.V. and Martemanshurk B.V. Gilde Healthcare V Management B.V. is the managing director of Cooperatieve Gilde Healthcare V U.A. and may be deemed to have voting, investment and dispositive power with respect to these securities. Gilde Healthcare V Management B.V. is fully owned by Gilde Healthcare Holding B.V., which is also its sole managing director. The managing directors of Gilde Healthcare Holding B.V. are Manapouri B.V. (of which Edwin de Graaf is the owner and managing director) and Martemanshurk B.V. (of which Pieter van der Meer is the owner and managing director). This information is based on a statement filed on Schedule 13G with the SEC on April 21, 2022.
(3)	Indicates that the director is entitled to receive common shares in connection with the carve-out plan described in Note 2 to our consolidated financial statements for the year ended December 31, 2016 pursuant to which 7.78% of the common shares of the Company outstanding immediately prior to the initial public offering owned by pre-IPO existing shareholders will be transferred to the beneficiaries upon the conditions set forth therein.

Significant Changes in Ownership by Major Shareholders

During 2020, we entered into two ATM share sale agreements, which resulted in the sale of in total approximately 2.0 million common shares in 2020 and 0.4 million common shares in 2021 primarily to new investors.

On January 15, 2021, we completed a public offering and issued 1,916,666 common shares primarily to new investors.

In November 2021, we entered into an ATM share sale agreement, which resulted in the sale of in total approximately 0.02 million common shares. In December 2023, we sold an additional 0.06 million common shares pursuant to the ATM share sale agreement.

On April 18, 2022, we completed a public offering and issued 2,587,500 common shares primarily to new investors.

Holders

As of March 15, 2024, we had approximately eight shareholders of record of our common shares; three of those shareholders of record are in the United States and hold a total of approximately 15.2 million common shares in the aggregate, or approximately 99.7% of our common shares. One of the U.S. shareholders of record is Cede and Company, a specialist United States financial institution that processes transfers of stock certificates on behalf of the Depository Trust Company. Cede and Company therefore is the technical shareholder of record for nearly all of our issued shares held by DTC participants, as our shareholders do not themselves hold direct property rights in our common shares, but rather have contractual rights in such shares that are part of a chain of contractual rights involving Cede and Company.

B.   Related party transactions

The following is a description of related party transactions we have entered into since January 1, 2023 with any of our members of our supervisory board or management board and the holders of more than 5% of our common shares.

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

Other Agreements with Directors

In January 2024, we entered into an agreement with Adi Hoess in connection with Mr. Hoess' departure from the Company.  The agreement provided for an aggregate payment to Mr. Hoess of approximately €1.03 million, which in part represents compensation that would have been paid under Mr. Hoess' management services agreement that was due to expire in June 2024 and was terminated by the agreement, as well as 20,000 options to purchase Affimed common shares.  The agreement also included provisions related to the vesting and exercise of existing equity awards, an additional payment in connection with a change of control of Affimed under certain circumstances and a mutual discharge of liability.

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

Dividends and Dividend Policy

We have not declared cash dividends on our common shares in the years to 2021, 2022, or 2023. We currently expect to retain future earnings, if any, to finance the operation and expansion of our business, and we do not anticipate paying any cash dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our supervisory board.

B.   Significant changes

A discussion of the significant changes in our business can be found under “Item 4. Information on the Company—A. History and development of the company.”

ITEM 9. THE OFFER AND LISTING

A.   Offering and listing details

Not applicable.

B.   Plan of distribution

Not applicable.

C.   Markets

Our common shares began trading on the Nasdaq Global Market on September 12, 2014 under the symbol AFMD. In April 2023, we received a letter from Nasdaq indicating for the last thirty consecutive business days, the bid price for the Company’s common shares had closed below the minimum $1.00 per share requirement for continued listing on the Nasdaq under Nasdaq Listing Rule 5550(a)(2). In accordance with Nasdaq Listing Rule 5810(c)(3)(A), we were provided an initial period of 180 calendar days, or until October 2, 2023, to regain compliance. As the common shares remained below the minimum bid price, we applied for a transfer of our common shares from the Nasdaq Global Select Market to the Nasdaq Capital Market. On October 4, 2023 we announced that we received approval from the Listing Qualifications Department of the Nasdaq to transfer the listing of our common shares from the Nasdaq Global Market to the Nasdaq Capital Market. This transfer was effective as of the opening of business on October 4, 2023 and provided us with an additional 180 calendar days, or until April 1, 2024, to regain compliance. On March 8, 2024, we implemented a 1-for-10 reverse stock split , which subsequently increased our stock price and allowed us to regain compliance with the minimum bid price rule.

D.   Selling shareholders

Not applicable.

E.   Dilution

Not applicable.

F.   Expenses of the issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.   Share capital

Not applicable.

B.   Memorandum and articles of association

Our shareholders adopted the Articles of Association filed as Exhibit 3.1 to our registration statement on Form F-1 (file no. 333-197097) with the SEC on September 17, 2014, and have subsequently adopted amendments to the Articles of Association, most recently on June 21, 2023.

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

E.   Taxation

The following summary contains a description of material Dutch and U.S. federal income tax consequences of the acquisition, ownership and disposition of common shares, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase common shares. The summary is based upon the tax laws of the Netherlands and the United States and regulations thereunder as of the date hereof, which are subject to change.

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

(ii)

has a substantial interest (aanmerkelijk belang) or a fictitious substantial interest (fictief aanmerkelijk belang) in the Company within the meaning of chapter 4 of the Dutch Income Tax Act 2001 (Wet inkomstenbelasting 2001) (“ITA”). Generally, a Shareholder has a substantial interest in the Company if the Shareholder, alone or-in case of an individual-together with a partner for Dutch tax purposes, or any relative by blood or by marriage in the ascending or descending line (including foster children) or either of them, owns or holds, or is deemed to own or hold, certain rights to shares, including rights to directly or indirectly acquire shares, directly or indirectly representing 5% or more of the Company’s issued capital as a whole or of any class of Shares or profit participating certificates (winstbewijzen) relating to 5% or more of the Company’s annual profits or 5% or more of the Company’s liquidation proceeds;

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

(v)

is required to apply the participation exemption (deelnemingsvrijstelling) with respect to the Shares (as defined in Section 14 CITA). Generally, a Shareholder is required to apply the participations exemption if it is subject to Dutch corporate income tax and it, or a related entity, holds an interest of 5% or more of the nominal paid-up share capital in the Company;

(vi)	holds the Shares through an entity which is treated as transparent for Dutch tax purposes, while being treated as a resident under the laws of another state;
(vii)

is an entity that is related (gelieerd) to the Company within the meaning of the Withholding Tax Act 2021 (Wet bronbelasting 2021). An entity is considered related if (i) it holds, directly or indirectly, a Qualifying Interest in the Company, (ii) the Company, directly or indirectly, holds a Qualifying Interest in the Shareholder, or (iii) a third party holds, directly or indirectly, a Qualifying Interest in both the Company and the Shareholder. An entity is also considered related to the Company if the entity is part of a collaborating group (samenwerkende groep) of entities that jointly directly or indirectly holds a Qualifying Interest in the Company. The term Qualifying Interest means a directly or indirectly held interest – either by an entity individually or jointly if an entity is part of a collaborating group – that enables such entity or such collaborating group to exercise a definite influence over another entities’ decisions, such as the Company or the Shareholder as the case may be, and allows it to determine the other entities’ activities; or

is part of a multinational enterprise group or large-scale domestic group within the meaning of the Dutch Minimum Tax Act 2024 (Wet minimumbelasting 2024; the Dutch implementation of Directive (EUR) 2022/2523 of 14 December 2022 on ensuring a global minimum level of taxation for multinational enterprise groups and large-scale domestic groups in the European Union).

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
(iv)	partial repayment of paid-in capital, that is:
(a)	not recognized for Dutch dividend withholding tax purposes, or
(b)	recognized for Dutch dividend withholding tax purposes, to the extent that the Company has “net profits” (zuivere winst), unless
(i)	the general meeting of shareholders has resolved in advance to make this repayment, and
(ii)	the par value of the Shares concerned has been reduced by an equal amount by way of an amendment to the articles of association of the Company.

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

In general terms, the burden of proof with respect to beneficial ownership of dividends distributed by the Company rests on the Dutch tax authorities. If, however, a Shareholder would receive dividends, including dividends, including dividends on the Shares, in a calendar year in respect of which an aggregate amount of €1,000 in Dutch dividend withholding tax would be due based on the rate of 15%, the burden of proof with respect to beneficial ownership of such dividends rests on the Shareholder.

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

Dutch Individuals engaged or deemed to be engaged in an enterprise or in miscellaneous activities

Dutch Individuals engaged or deemed to be engaged in an enterprise (winst uit onderneming) or in miscellaneous activities (resultaat uit overige werkzaamheden) are generally subject to income tax at statutory progressive rates with a maximum of 49.5% (2024) on any benefits derived or deemed to be derived from the Shares, including any capital gains realized on any disposal of the Shares, where those benefits are attributable to:

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

Dutch Individuals not engaged or deemed to be engaged in an enterprise or in miscellaneous activities

Generally, the Shares held by a Dutch Individual who is not engaged or deemed to be engaged in an enterprise or in miscellaneous activities, or who is so engaged or deemed to be engaged but the Shares are not attributable to that enterprise or miscellaneous activities, will be subject to an annual income tax imposed on a fictitious yield on the fair market value of the Shares on 1 January of each calendar year under the regime for savings and investments (inkomen uit sparen en beleggen). Irrespective of the actual income or capital gains realized, the annual taxable benefit from a Dutch Individual’s assets and liabilities taxed under this regime, including the Shares, is based on fictitious percentages applied to the fair market value of (i) bank savings, (ii) other assets, including the Shares, and (iii) liabilities.

Taxation only occurs if and to the extent the sum of the fair market value of bank savings and other assets minus the fair market value of the liabilities exceeds a certain threshold (heffingvrij vermogen). The tax rate under the regime for savings and investments is a flat rate of 36%.

For the calendar year 2024, the fictitious percentages applicable to the first and third categories mentioned above (bank savings and liabilities) have not yet been determined. The fictitious yield percentage applicable to the second category mentioned above (other assets, including the Shares) is 6.04% for the calendar year 2024.

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

The fictitious percentages referred to above are considered by the Dutch government to be in compliance with a decision of the Dutch Supreme Court of 24 December 2021 (ECLI:NL:HR:2021:1963) regarding the incompatibility of the previous regime for savings and investments with the European Convention on Human Rights. Shareholders are nevertheless advised to consult their tax adviser on whether any tax levied under the current regime for savings and investments, including in respect of the Shares, is in accordance with this convention.

Dutch Corporate Entities

Dutch Corporate Entities are generally subject to corporate income tax at statutory rates up to 25.8% (2024) on any benefits derived or deemed to be derived from the Shares, including any capital gains realized on their disposal.

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

U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of common shares in their particular circumstances. In particular, because our group includes a U.S. subsidiary, (Affimed Inc., a Delaware corporation) and therefore under current law our non-U.S. subsidiary (Affimed GmbH) is treated as a controlled foreign corporation (regardless of whether we are or are not treated as a controlled foreign corporation), any U.S. Holder that owns or is deemed to own ten percent or more of our shares (by vote or value) is urged to consult its tax advisor regarding the potential application of the “Subpart F income” and “global intangible low-taxed income” rules to an investment in our common shares.

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

Passive Foreign Investment Company Rules

Under the Code, we may be a PFIC for any taxable year in which, after the application of certain look-through rules with respect to subsidiaries, either (i) 75% or more of our gross income consists of “passive income” or (ii) 50% or more of the average quarterly value of our assets consists of assets that produce, or are held for the production of, “passive income.” Passive income generally includes, among other things, dividends, interest, certain non-active rents and royalties, and capital gains. Although we have not performed a definitive PFIC analysis using U.S. federal income tax principles, based on certain estimates as to composition of our income and assets during 2023, including the implied value, based on our market capitalization, of our assets that produce non-passive income, including, for this purpose, certain elements of our net working capital, we believe it is likely that we were a PFIC for our 2023 taxable year. In addition, whether we will be a PFIC in 2024 or any future taxable year is uncertain because, among other things, we currently own a substantial amount of passive assets, including cash, and because the valuation of our assets that generate non-passive income for PFIC purposes, including our intangible assets, is uncertain and may vary substantially over time and the composition of our assets and income may vary substantially over time. The average quarterly value of our assets for purposes of determining our PFIC status for any taxable year will generally be determined in part by reference to our market capitalization, which has fluctuated and may continue to fluctuate significantly over time. Accordingly, there can be no assurance that we will not be a PFIC for any taxable year.

The IRS has finalized Treasury Regulations that address various issues related to determining whether a foreign corporation is a PFIC and whether a U.S. shareholder holds PFIC stock and has released proposed Treasury Regulations that address various issues related to determining whether a foreign corporation is a PFIC. These Treasury Regulations and proposed Treasury Regulations (if finalized) may affect whether we are a PFIC in 2023 or in any future year. You should consult your tax adviser regarding the effect, if any, these Treasury Regulations may have, or such proposed Treasury Regulations would have, on the determination of our PFIC status.

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

In addition, in order to avoid the application of the foregoing rules, a U.S. Holder can make qualified electing fund elections (any such election, a “QEF Election”) with respect to us and each Lower-tier PFIC in the first taxable year that we and each Lower-tier PFIC are treated as PFICs with respect to the U.S. Holder. A U.S. Holder must make the QEF Election for each PFIC by attaching a separate properly completed IRS Form 8621 for each PFIC to the U.S. Holder’s timely filed U.S. federal income tax return generally for the first taxable year that the entity is treated as a PFIC with respect to the U.S. Holder. A U.S. Holder generally may make a separate election to defer payment of taxes on the undistributed income inclusion under the QEF rules, but if deferred, any such taxes are subject to an interest charge. We currently intend to provide the information necessary for a U.S. investor to make a QEF Election with respect to us and each Lower-tier PFIC that we control for 2023 and for any future years with respect to which we determine that we or any Lower-tier PFIC that we control are or are likely to be a PFIC. If a U.S. Holder makes a QEF Election with respect to us or a Lower-tier PFIC that we control, the U.S. Holder will be currently taxable on its pro rata share of the PFIC’s ordinary earnings and net capital gain (at ordinary income and capital gain rates, respectively) for each taxable year that the entity is classified as a PFIC and will not be required to include such amounts in income when actually distributed by the PFIC. If a U.S. Holder makes a QEF Election with respect to us, any distributions paid by us out of our earnings and profits that were previously included in the U.S. Holder’s income under the QEF Election will not be taxable to the U.S. Holder. A U.S. Holder will increase its tax basis in its common shares by an amount equal to any income included under the QEF Election and will decrease its tax basis by any amount distributed, if any, on the common shares that is not included in its income. In addition, a U.S. Holder will recognize capital gain or loss on the disposition of common shares in an amount equal to the difference between the amount realized and its adjusted tax basis in the common shares. U.S. Holders should note that if they make QEF Elections with respect to us and Lower-tier PFICs, if any, they may be required to pay U.S. federal income tax with respect to their common shares for any taxable year significantly in excess of any cash distributions, if any, received on the shares for such taxable year. U.S. Holders should consult their tax advisers regarding making QEF Elections in their particular circumstances.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT RISK

See Note 28 to the consolidated financial statements as of December 31, 2023 for more information about our exposure to market risks.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A.   Use of Proceeds

No matters to report.

ITEM 15. CONTROLS AND PROCEDURES

A.   Disclosure Controls and Procedures

As of the end of the period covered by this Annual Report, an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) was performed under the supervision and with the participation of our managing board, including our Interim Chief Executive Officer, our principal executive officer and principal financial officer. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based on the evaluation, our Interim Chief Executive Officer concluded that our disclosure controls and procedures were effective, as of the end of the period covered by this Annual Report, in providing a reasonable level of assurance that information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods in SEC rules and forms, including providing a reasonable level of assurance that information required to be disclosed by us in such reports is accumulated and communicated to our management, including our principal executive officer and our principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

B.   Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Exchange Act. Under the supervision and with the participation of our management, including our Interim Chief Executive Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based upon criteria established in Internal Control – Integrated Framework (2013) by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2023.

C.   Attestation Report of the Registered Public Accounting Firm

KPMG AG Wirtschaftsprüfungsgesellschaft, the independent registered public accounting firm that audited our consolidated financial statements prepared in accordance with IFRS as issued by the IASB as of and for the year ended December 31, 2023, has also audited the effectiveness of the Company’s internal control over financial reporting as of December 31, 2023. Their reports are included in this Annual Report on Form 20-F beginning on page F-2.

D.   Changes in Internal Control over Financial Reporting

No change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the financial year ended December 31, 2023 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our supervisory board has determined that Uta Kemmerich-Keil is an audit committee financial expert, as that term is defined by the SEC, and is independent for the purposes of SEC and Nasdaq rules.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

a)   Audit Fees

Audit fees in 2023 and 2022 amounted to €455,000 and €503,000, respectively, and relate to audit services provided by our principal accountants, KPMG AG Wirtschaftsprüfungsgesellschaft and other KPMG International member firms. The aggregate audit fees include fees and expenses billed or accrued for professional services rendered by the principal accountant for the audit of our annual financial statements, the review of the interim condensed consolidated financial statements, the review of registration statements and comfort letters.

b)   Audit-Related Fees

None.

c)   Tax Fees

Tax-Related fees in 2023 and 2022 amounted to €nil and €16,330, respectively, and related to consulting services provided in respect of global mobility.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In 2023, no purchases of our equity securities were made by or on behalf of Affimed or any affiliated purchaser.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

Summary of Significant Corporate Governance Differences from Nasdaq Listing Standards

Our common shares are listed on the Nasdaq Capital Market (“Nasdaq”). We are therefore required to comply with certain of the Nasdaq’s corporate governance listing standards (the “Nasdaq Standards”). As a foreign private issuer, we may follow our home country’s corporate governance practices in lieu of certain of the Nasdaq Standards. Our corporate governance practices differ in certain respects from those that U.S. companies must adopt in order to maintain a Nasdaq listing. A brief, general summary of those differences is provided as follows.

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

Shareholder approval

We have opted out of shareholder approval requirements for the issuance of securities in connection with certain events such as the acquisition of stock or assets of another company, the establishment of or amendments to equity-based compensation plans for our management board and supervisory board, employees and consultants, a change of control of us and certain private placements. To this extent, our practice varies from the requirements of Nasdaq Rule 5635, which generally requires an issuer to obtain shareholder approval for the issuance of securities in connection with such events.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16K. CYBERSECURITY

Risk Management and Strategy

We manage cybersecurity threats as part of our oversight, evaluation, and mitigation of enterprise-level risks. We have based our cybersecurity program on VdS 10000, a standard for small and midsized companies, with the goal of building enterprise resilience against an evolving landscape of cybersecurity threats and to respond to cybersecurity threats as they materialize. Our program includes monitoring, identification, assessment, and management components, as well as informational and escalation components designed to inform the Information Security Officer, the IT Department, Management Board and the compensation, nomination and corporate governance committee of the Supervisory Board of prospective risks and developments.

Our information security program encompasses functions dedicated to both proactive and reactive management of cybersecurity threats. We implement our cybersecurity program internally through cybersecurity policies and procedures including regular employee training and awareness sessions, Information Security consultants in addition to the external Information Security Officer, our cybersecurity insurance company and external forensic teams. Our proactive management of cybersecurity risks entails many actions, including actively monitoring our information technology systems to ensure compliance with applicable legal and regulatory requirements, engaging third-party consultants and other service providers to monitor and, as appropriate, respond to cybersecurity risks, requiring our service providers to comply with our cybersecurity standards, regularly testing our cybersecurity systems and disaster preparedness, including our back-up information technology systems, developing and updating incident response plans to address potential cybersecurity threats and maintaining and training our employees on cybersecurity incident reporting procedures.

We regularly engage third-party auditors and consultants to assess various facets of our cybersecurity program and these engagements include annual audit and re-certification of VdS 10000 Information Security standards by an external auditor and leverage an external consultant to act as Information Security Officer. We also maintain enterprise-wide processes to oversee and identify risks from cybersecurity threats associated with our use of critical third-party service providers. For example, initial scope and criticality assessments and continuous re-evaluation based on criticality.

We assess cybersecurity contingencies within our overall business continuity risk management planning process. Our Information Security and IT teams utilizes various tools to prevent, detect, monitor, and react to cybersecurity threats. Our outlines processes, roles, responsibilities, engagements, escalations, notifications, and other communications applicable to the assessment, mitigation, and remediation of realized cybersecurity events. The nature and assessed risk of a realized cybersecurity event dictates the pace and extent of relevant processes, escalations, and communications, including an evaluation of any necessary or required disclosure. Depending on its nature and scale, a cybersecurity threat may be managed within our Information Security and IT teams, the insurance company forensic team and if personal data are or might be affected the Data Protection Officer and escalated to our management board and the compensation, nomination and corporate governance committee of the supervisory board, which is overseeing cybersecurity in the supervisory Board . We describe risks faced by us from identified cybersecurity threats in Item 3.D: “Risk Factors—Our business and operations would suffer in the event of a security breach, system failure, invasion, corruption, destruction or interruption of our or our business partners’ critical information technology systems or infrastructure.”

Governance

Management, with primary day to day oversight over cybersecurity risks by our VP IT, is directly responsible for assessing and managing cybersecurity risks and otherwise implementing our cybersecurity program. The VP IT reports directly to the Chief Operating Officer. Our Chief Operating Officer in turn regularly updates our management board and our compensation, nomination and corporate governance committee on cybersecurity matters.

In addition to providing regular updates to our management board and our compensation, nomination and corporate governance committee, regular updates are reported to the compliance committee. The compliance committee is also composed of leadership from a variety of functions, including information security, legal, SOX, data protection and compliance to assess and manage cybersecurity developments and risks and our internal programs. Our management board and our compensation, nomination and corporate governance committee is responsible for oversight of our programs, policies, procedures, and risk management activities related to information security and data protection. The management board and the compensation, nomination and corporate governance committee meet regularly with the VP IT to discuss threats, risks, and ongoing efforts to enhance cyber resiliency, as well as changes to the broader cybersecurity landscape. Our management board also regularly participates in presentations on cybersecurity and information technology. In addition to regular presentations, the VP IT promptly updates our management board regarding significant threats and incidents as they arise.

PART III

ITEM 17. Financial statements

We have responded to Item 18 in lieu of this item.

ITEM 18. Financial statements

Financial Statements are filed as part of this Annual Report, see page F-1.

ITEM 19. Exhibits

(a)  The following documents are filed as part of this registration statement:

Exhibit No.	Exhibit

1.1*	Amended and Restated Articles of Association of Affimed N.V. (English translation).

2*	Description of rights of each applicable class of securities registered under Section 12 of the Securities Exchange Act of 1934.

4.1*	English language summary of Lease Agreement, dated September 28, 2021 and amendments thereto between Affimed GmbH and AcquiCo XXVI B.V.

4.2

Form of Supervisory Director and Managing Director Indemnification Agreement (incorporated by reference to exhibit 10.16 of the Affimed N.V. registration statement on Form F-1 (Registration no. 333-197097) filed with the Commission on August 19, 2014).

4.3††

Research Collaboration and License Agreement, dated as of August 24, 2018 by and between Affimed GmbH and Genentech, Inc. (incorporated by reference to exhibit 10.1 of the Affimed N.V. report on Form 6-K (File no. 001-36619) filed with the Commission on August 27, 2018).

4.4†

Research Collaboration and License Agreement, dated as of November 3, 2020 by and between Affimed GmbH and Affivant Sciences GmbH (incorporated by reference to Exhibit 10.1 of the Affimed N.V. report on Form 6-K (File No. 001-36619) filed with the Commission on November 9, 2020).

4. 5†

Patent and Technology Licensing Agreement, dated as of December 11, 2020, by and between Affimed GmbH and The Board of Regents of The University of Texas System (incorporated by reference to Exhibit 10.1 of the Affimed N.V. report on Form 6-K (File No. 001-36619) filed with the Commission on April 14, 2021).

4.6

Loan Agreement, dated January 8, 2021, between Affimed GmbH, Affimed N.V. and Bootstrap Europe (formerly Silicon Valley Bank) (incorporated by reference to Exhibit 4.10 of the Affimed N.V. report on Form 20-F filed with the Commission on April 15, 2021).

4.7*†	Collaboration Agreement, dated November 1, 2022, between Affimed GmbH and Artiva Biotherapeutics, Inc.

8.1*	List of subsidiaries.

12.1*	Certification of Principal Executive Officer pursuant to 17 CFR 240.13a-14(a).

12.2*	Certification of Principal Financial and Accounting Officer pursuant to 17 CFR 240.13a-14(a).

13.1*	Certification of Principal Executive Officer pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C. 1350.

13.2*	Certification of Principal Financial and Accounting Officer pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C. 1350.

15.1*	Consent of KPMG AG Wirtschaftsprüfungsgesellschaft

97.1*	Clawback Policy of Affimed N.V., adopted June 21, 2023.

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

104. Cover*	Interactive Date File (formatted as Inline XBRL and contained in Exhibit 101)

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

Date: March 28, 2024

AFFIMED N.V.

	By:	/s/ Andreas Harstrick
		Name:	Andreas Harstrick
		Title:	Interim Chief Executive Officer and
Chief Medical Officer

	By:	/s/ Denise Mueller
		Name:	Denise Mueller
		Title:	Chief Business Officer

Report of Independent Registered Public Accounting Firm

To the Shareholders and Supervisory Board of Affimed N.V.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Affimed N.V. and subsidiaries (the Company) as of December 31, 2023 and 2022, the related consolidated statements of comprehensive loss, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2023, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 28, 2024 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

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

Going concern assessment

As discussed in Note 2 to the consolidated financial statements, the Company has incurred significant losses since its inception. As of December 31, 2023, the Company had an accumulated deficit of €536.1 million and total net equity of €57.8 million. The Company finances its operations through income and revenues generated from collaborations, licensing, venture loans and issuance of equity. Management has concluded that, based on its most recent business planning and cash and cash equivalents and current investments totaling €72.0 million as of December 31, 2023, the Company is financed into the second half of 2025. The Company’s clinical programs are still in the development stage and market approval and successful financing is dependent on meaningful clinical trial results. There is uncertainty regarding the estimation of the cost of completing the ongoing clinical programs and the timing for bringing the clinical programs to the market by partnering or out-licensing arrangements, and, accordingly, uncertainty when, if ever, material cash inflows are likely to be realized.

We identified the assessment of liquidity and the Group’s ability to continue as a going concern as a critical audit matter. A high degree of subjective auditor judgment was required to evaluate the Company’s forecasted cash flows used in its liquidity analysis due to uncertainty in timing of certain cash flows.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company’s going concern assessment. The controls related to the approval of the budget used to forecast cash flows in the liquidity analysis and a review of the liquidity analysis. We involved restructuring professionals with specialized skills and knowledge, who assisted in a comparison of the Group’s historical forecasted cash flows to actual results to assess the Company’s ability to accurately forecast and in performing a sensitivity analysis over the Company’s forecasted cash flows in respect of timing of certain cash in- and outflows. We also evaluated whether the information used in management’s liquidity analysis was consistent with information presented to the Board of Directors, other public information disseminated by the Company, and analysts reports on the Company.

/s/ KPMG AG Wirtschaftsprüfungsgesellschaft

We have served as the Company's auditor since 2014.

Mannheim, Germany

March 28, 2024

Report of Independent Registered Public Accounting Firm

To the Shareholders and Supervisory Board of Affimed N.V.:

Opinion on Internal Control Over Financial Reporting

We have audited Affimed N.V.'s and subsidiaries' (the Company) internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2023 and 2022, the related consolidated statements of comprehensive loss, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively, the consolidated financial statements), and our report dated March 28, 2024 expressed an unqualified opinion on those consolidated financial statements.

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

/s/ KPMG AG Wirtschaftsprüfungsgesellschaft

Mannheim, Germany

March 28, 2024

Affimed N.V.

Consolidated statements of comprehensive loss

(in € thousand)

	Note	2023	2022	2021
Revenue	5	8,275	41,353	40,366
Other income and expenses – net	6	4,697	1,417	1,310
Research and development expenses	7	(94,958)	(98,814)	(81,488)
General and administrative expenses	8	(24,675)	(32,075)	(24,218)

Operating loss		(106,661)	(88,119)	(64,030)

Finance income / (costs) - net	10	726	2,117	6,509

Loss before tax		(105,935)	(86,002)	(57,521)

Income taxes	11	(3)	(2)	(2)

Loss for the period		(105,938)	(86,004)	(57,523)

Other comprehensive loss
Items that will not be reclassified to profit or loss
Equity investments at fair value OCI - net change in fair value	16	0	(6,047)	(7,693)

Other comprehensive loss		0	(6,047)	(7,693)

Total comprehensive loss		(105,938)	(92,051)	(65,216)

Basic and diluted loss per share in € per share (undiluted = diluted)	12	(7.09)	(6.04)	(4.81)

Weighted number of common shares outstanding	12	14,939,916	14,236,229	11,950,238

The Notes are an integral part of these consolidated financial statements.

Affimed N.V.

Consolidated statements of financial position

(in € thousand)

	Note	December 31, 2023	December 31, 2022
ASSETS
Non-current assets
Intangible assets	14	25	58
Leasehold improvements and equipment	15	4,905	3,823
Right-of-use assets	25	8,039	561
		12,969	4,442

Current assets
Cash and cash equivalents	19	38,529	190,286
Investments	17	33,518	0
Other financial assets	18	851	0
Trade and other receivables	20	5,327	2,697
Inventories		463	628
Other assets and prepaid expenses	21	5,500	2,459
		84,188	196,070

TOTAL ASSETS		97,157	200,512

EQUITY AND LIABILITIES
Equity
Issued capital		1,500	1,493
Capital reserves		593,666	582,843
Fair value reserves		(1,231)	(1,231)
Accumulated deficit		(536,128)	(430,190)
Total equity	22	57,807	152,915

Non current liabilities
Borrowings	23	6,319	11,687
Contract liabilities	5	464	1,083
Lease liabilities	25	6,660	176
Total non-current liabilities		13,443	12,946

Current liabilities
Trade and other payables	24	18,916	19,077
Borrowings	23	5,833	5,930
Lease liabilities	25	539	396
Contract liabilities	5	619	9,248
Total current liabilities		25,907	34,651

TOTAL EQUITY AND LIABILITIES		97,157	200,512

The Notes are an integral part of these consolidated financial statements.

Affimed N.V.

Consolidated statements of cash flows

(in € thousand)

	Note	2023	2022	2021
Cash flow from operating activities
Loss for the period		(105,938)	(86,004)	(57,523)
Adjustments for the period:
— Income taxes		3	2	2
— Depreciation and amortization		1,749	2,899	1,334
— Net gain from disposal of subsidiary	6	(4,339)	0	0
— Net loss on disposal of leasehold improvements and equipment		82	0	0
— Share-based payments	13	10,714	19,110	11,820
— Finance income / (costs) - net	10	(726)	(2,117)	(6,509)
		(98,455)	(66,110)	(50,876)
Change in trade and other receivables		1,093	2,113	(2,369)
Change in financial assets		(851)	0	0
Change in inventories		100	(207)	(175)
Change in other assets and prepaid expenses		(2,737)	1,075	(2,274)
Change in trade, other payables, provisions and contract liabilities		(9,766)	(41,048)	(29,990)
		(110,616)	(104,177)	(85,684)
Interest received		1,743	564	0
Paid interest		(1,393)	(1,277)	(905)
Paid income tax		(3)	(2)	(2)
Net cash used in operating activities		(110,269)	(104,892)	(86,591)

Cash flow from investing activities
Purchase of intangible assets		0	(37)	(1,654)
Purchase of leasehold improvements and equipment, including upfront payments for right-of-use assets		(3,729)	(659)	(2,196)
Cash received from the sale of financial assets		938	6,301	0
Cash paid for investments in financial assets		(34,246)	0	0
Cash received from sale of subsidiary	6	978	0	0
Net cash (used)/generated in investing activities		(36,059)	5,605	(3,850)

Cash flow from financing activities
Proceeds from issue of common shares, including exercise of share-based payment awards		235	95,907	124,460
Transaction costs related to issue of common shares		(35)	(6,037)	(7,412)
Proceeds from borrowings	23	0	0	17,500
Transaction costs related to borrowings	23	0	0	(311)
Repayment of lease liabilities	25	(491)	(733)	(564)
Repayment of borrowings	23	(5,929)	(580)	(92)
Net cash (used)/generated in financing activities		(6,220)	88,557	133,581

Exchange rate related changes of cash and cash equivalents		791	3,386	7,636
Net changes to cash and cash equivalents		(152,548)	(10,730)	43,140
Cash and cash equivalents at the beginning of the period		190,286	197,630	146,854
Cash and cash equivalents at the end of the period		38,529	190,286	197,630

The Notes are an integral part of these consolidated financial statements.

Affimed N.V.

Consolidated statements of changes in equity

(in € thousand)

		Issued	Capital	Fair Value	Accumulated	Total
	Note	capital	reserves	reserves	deficit	equity
Balance as of January 1, 2021		983	345,164	1,720	(275,874)	71,993

Issue of common shares		240	114,197			114,437
Exercise of share-based payment awards		11	2,906			2,917
Equity-settled share-based payment awards			11,820			11,820
Loss for the period					(57,523)	(57,523)
Other comprehensive loss				(7,693)		(7,693)

Balance as of December 31, 2021		1,234	474,087	(5,973)	(333,397)	135,951

Balance as of January 1, 2022		1,234	474,087	(5,973)	(333,397)	135,951

Issue of common shares		259	89,545			89,804
Exercise of share-based payment awards		0	101			101
Equity-settled share-based payment awards			19,110			19,110
Transfer of cumulative loss on sale of financial assets				10,789	(10,789)	0
Loss for the period					(86,004)	(86,004)
Other comprehensive loss				(6,047)		(6,047)

Balance as of December 31, 2022		1,493	582,843	(1,231)	(430,190)	152,915

Balance as of January 1, 2023		1,493	582,843	(1,231)	(430,190)	152,915

Issue of common shares	22	7	109			116
Equity-settled share-based payment awards	13		10,714			10,714
Loss for the period					(105,938)	(105,938)

Balance as of December 31, 2023		1,500	593,666	(1,231)	(536,128)	57,807

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

The consolidated financial statements are comprised of Affimed N.V., and its controlled (and wholly owned) subsidiaries Affimed GmbH, Mannheim, Germany, and Affimed Inc., Delaware, USA (collectively “Affimed”, the “Company” or the “Group”). As of December 28, 2023, the Group sold its wholly owned susidiary AbCheck s.r.o., Plzen, Czech Republic (“AbCheck”) and deconsolidated this subsidiary (see Note 6).

Affimed is a clinical-stage biopharmaceutical company focused on discovering and developing highly targeted cancer immunotherapies. The Group’s product candidates are developed in the field of immuno-oncology, which represents an innovative approach to cancer treatment that seeks to harness the body’s own immune defenses to fight tumor cells. Affimed has its own research and development programs and strategic collaborations.The Group previously performed research services for third parties under service contracts at its former subsidiary, AbCheck.

In April 2023, Affimed conducted a reorganization of its operations to focus on the Group’s three clinical stage development programs. As a result of the reorganization, the Group reduced its full-time equivalent headcount by approximately 25%. In January 2024, Affimed announced a strategic restructuring which it anticipates will lead to a reduction of its headcount by approximately 50% via the dissolution of its research and preclinical development departments (see Note 29).

In September 2023, Affimed moved to new laboratory and office facilities in Mannheim and changed its corporate seat to the city of Mannheim accordingly.

2.Basis of preparation — consolidated financial statements

Basis of accounting

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

As of March 8, 2024, the Company effected a 1-for-10 reverse stock split of its outstanding common shares. According to IAS 33.64, the Group has adjusted the weighted average number of ordinary shares and the loss per share (diluted/undiluted) retroactively for the years 2023, 2022 and 2021 (refer note 12). In addition, all share and per share information (including such information related to share based payments) have been retroactively adjusted to reflect this change (see notes 13 and 22).

The consolidated financial statements were authorized for issuance by the Company’s Management Board on March 28, 2024.

Going concern

The consolidated financial statements have been prepared on the basis that the Group will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. As a clinical-stage biopharmaceutical company, the Group has incurred operating losses since inception. As of December 31, 2023, the Group had an accumulated deficit of €536.1 million and total net equity of €57.8 million.

Affimed N.V.

Notes to the consolidated financial statements

The Group expects it will incur operating losses for the foreseeable future due to, among other things, costs related to continue its clinical programs and its administrative organization. Historically, Affimed has successfully financed its operations through income and revenues generated from collaborations, licensing, venture loans and issuance of equity. According to its most recent business planning, which includes a reorganization of its operations to focus on the Company’s three clinical stage development programs (refer note 29), current cash resources including short term investments totaling €72.0 million as of December 31, 2023, are projected to finance the Group into the second half of 2025.

We are advancing our product candidates through clinical development. Developing pharmaceutical products, including conducting preclinical studies and clinical studies, is expensive. In order to obtain such regulatory approval, we will be required to conduct clinical studies for each indication for each of our product candidates. As the Group’s clinical programs with acimtamig, AFM24 and AFM28 are still in the development stage, and because any further development until market approval and successful financing is dependent on meaningful clinical trial results, among other factors, the estimation of the cost of completing the ongoing clinical programs or the timing for bringing such programs to various markets or substantial partnering or out-licensing arrangements, and, therefore, when, if ever, material cash inflows are likely to commence, imply uncertainties.

Based on the current operating and budget assumptions, management has concluded the ability of the Group to continue as a going concern. Management is pursuing various financing alternatives to meet the Group’s future cash requirements, including the issuance of equity to existing or new shareholders, payment from arrangements with strategic partners and loan facilities.

Following the anticipated data readouts for AFM24 and acimtamig, as well as a trial update for AFM28, management believes it will be able to obtain financing necessary for the implementation of the Group’s business strategy. If the Company is not able to raise sufficient capital when needed, Affimed could be forced to delay, reduce or eliminate the Company’s product development programs and the ability to continue as a going concern would be uncertain. Based on management’s going concern assessment, the consolidated financial statements do not include any adjustments that may result from the outcome of these uncertainties.

Functional and presentation currency

All amounts included in the consolidated financial statements are reported in euro, which is the Company’s functional currency. All amounts have been rounded to the nearest thousand, unless otherwise indicated.

The functional currency of the Group’s subsidiaries is also the euro. All financial information presented in euro unless otherwise noted has been rounded to the nearest thousand (abbreviated €) or million (abbreviated € million).

Basis of consolidation

Subsidiaries are entities controlled by the Group. The Group ‘controls’ an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date on which control commences until the date on which control ceases.

Intra-group balances and transactions, and any unrealized income or expenses arising from intra-group transactions, are eliminated.

Presentation of consolidated statements of comprehensive loss

As a clinical-stage biopharmaceutical company with a primary focus on research and development activities, cost of sales and gross profit are not considered meaningful measures for Affimed and therefore are not presented.

Affimed N.V.

Notes to the consolidated financial statements

3.Material accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements.

The Group adopted Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2) from 1 January 2023. Although the amendments did not result in any changes to the accounting policies themselves, they impacted the accounting policy information disclosed in the financial statements. The amendments require the disclosure of ‘material’, rather than ‘significant’, accounting policies. The amendments also provide guidance on the application of materiality to disclosure of accounting policies, assisting entities to provide useful, entity-specific accounting policy information that users need to understand other information in the financial statements.

Management reviewed the accounting policies and made updates to the information disclosed in Note 3 in certain instances in line with the amendments. The material accounting policies are presented below.

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

Foreign currency gains or losses that relate to borrowings, cash and cash equivalents and financial assets, except for financial instruments at fair value through other comprehensive income are presented in the statement of comprehensive loss within ‘Finance income / (“costs”) - net’. All other foreign exchange gains and losses are presented in the statement of comprehensive loss within “Other income and expenses - net”.

Revenue

Information about the Group’ accounting policies relating to contracts with customers is provided in Note 5.

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

The Group’s share-based payment awards are classified as equity-settled share-based plans. The fair value of share-based equity-settled awards granted to employees is measured at grant date and compensation cost is recognized over the vesting period as an expense, with a corresponding increase in equity. Share-based payment awards with non-employees are measured and recognized when services are received.

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

Government grants relating to costs are deferred and recognized in the income statement over the period necessary to match them with the costs they are intended to compensate. When the cash in relation to recognized government grants is not yet received, the amount is included as a receivable in the statement of financial position.

The Group recognizes income from government grants under “Other income - net” in the consolidated statement of comprehensive loss.

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

Finance income and finance costs

Finance income comprises interest income from interest bearing bank deposits and government treasury bonds. Interest income is recognized as it accrues using the effective interest method.

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

The Group’s non-derivative financial assets include shares, trade and other receivables, government treasury bonds, other assets and cash and cash equivalents.

Affimed N.V.

Notes to the consolidated financial statements

Receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Debt instruments that are held to collect solely payments of principal and interest are subsequently carried at amortized cost.

The Group holds a financial asset to be settled in shares. This instruments is subsequently measured at fair value with net gains and losses recognized in profit or loss.

Government treasury bonds are short-term and carried at amortized cost.

Cash and cash equivalents comprise cash balances and call deposits with original maturities of three months or less.

On initial recognition of certain equity instruments, the Group has made an irrevocable election to present changes in fair value of the investments through other comprehensive income.

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

Common shares

Incremental costs directly attributable to the issue of common shares are recognised as a deduction from equity.

Impairment

(i)	Trade and other receivables

Trade receivables at amortized cost are subject to the expected credit loss model according to IFRS 9. The Group’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. Subsequent to December 28, 2023, the Group no longer has a customer base as such but rather collaboration partners.

Trade receivables are assessed at each reporting date to determine whether there is objective evidence that they are impaired. Trade or other receivables are impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the receivable, and such loss event had a negative effect on the estimated future cash flows of that receivable that can be estimated reliably. Loss events include indications that a partner is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganization.

Affimed N.V.

Notes to the consolidated financial statements

All receivables are assessed for specific impairment. Management considers factors that may influence the credit risk of its collaboration partners, including the default risk associated with the industry and country in which the partner operates. Losses are recognized in profit or loss and reflected in an allowance account against receivables. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss. No impairments or reversals of impairments were recognized in 2023, 2022 or 2021.

(ii)	Intangible assets and leasehold improvements and equipment

Intangible assets that are acquired by the Group and have finite useful lives are measured at cost less accumulated amortization and any accumulated impairment losses. Items of leasehold improvements and equipment are measured at cost, which includes capitalized borrowing costs, less accumulated depreciation and any accumulated impairment losses.

Amortization and depreciation is calculated using the straight-line method over the estimated useful lives, and is recognized in profit or loss. Depreciation and amortization methods and useful lives are reviewed at each reporting date and adjusted if appropriate. The estimated useful lives of leasehold improvements and equipment for current and comparative periods are as follows:

–	Software	3-4 years
–	Laboratory equipment	5-10 years
–	Office and IT equipment	3-6 years
–	Leasehold improvements	over the term of the lease

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

Use of critical judgments and estimates

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to estimates are recognized in the period in which the estimates are revised and in any future periods affected.

(i)Judgements

In preparing these consolidated financial statements, the critical judgments made by management in applying the Group’s accounting policies that have the most significant effects on the amounts recognised in the financial statements are included in the following notes:

●	Note 2: going concern: whether there are material uncertainties that may cast significant doubt on the Company’s ability to continue as a going concern; and
●	Note 5: revenue recognition – separate performance obligations, whether revenue is recognized over time or at a point in time and stage of completion; and
●	Note 25: lease term - whether the Group will exercise extension options.

Affimed N.V.

Notes to the consolidated financial statements

(ii)Assumptions and estimation uncertainties

Information about assumptions and estimation uncertainties at the reporting date that have a significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities within the next financial year are included in the following notes:

●	Note 5: revenue recognition – determining the total consideration of the performance obligation, estimated margin and stage of completion; and
●	Note 11: income taxes – recognition of deferred tax assets, availability of future taxable profit against which deductible temporary differences and tax losses carried forward can be utilized.

Measurement of fair values

Certain of the Group’s accounting policies and disclosures require the measurement of fair values.

All assets and liabilities for which fair value is recognized in the consolidated financial statements are classified in accordance with the following fair value hierarchy, based on the lowest level input parameter that is significant on the whole for fair value measurement:

●	Level 1 — Prices for identical assets or liabilities quoted in active markets (non-adjusted);
●	Level 2 — Measurement procedures, in which the lowest level input parameter significant on the whole for fair value measurement is directly or indirectly observable for on the market and which are not included in Level 1; and
●	Level 3 — Measurement procedures, in which the lowest level input parameter significant on the whole for fair value measurement is not directly or indirectly observable for on the market.

The Group recognizes transfers between levels of the fair value hierarchy as at the date at which the change has occurred.

Further information about the assumptions made in measuring fair values is included in the following notes:

●	Note 13: Share-based payments
●	Note 16: Long term financial assets
●	Note 23: Borrowings

Accounting standards issued but not yet effective

A number of new accounting standards are effective for annual periods beginning on January 1, 2024 and earlier application is permitted. However, the Group has not early adopted the following new or amended accounting standards in preparing these consolidated financial statements and do not expect these to have a significant impact.

Standard/interpretation	Effective Date [1]

Classification of Liabilities as Current or Non-current and Non-current Liabilities with Covenants (Amendments to IAS 1)	January 1, 2024
Supplier Finance Arrangements (Amendments to IAS 7 and IFRS 7)	January 1, 2024
Lease Liability in a Sale and Leaseback (Amendments to IFRS 16)	January 1, 2024
Lack of Exchangeability (Amendments to IAS 21)	January 1, 2024

1 Shall apply for periods beginning on or after the date shown in the effective date column.

Affimed N.V.

Notes to the consolidated financial statements

4.	Segment reporting
(i)	Information about reportable segment

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

Discovery activities and research services are conducted in both the Mannheim (previously Heidelberg) and Plzen premises (until the sale of Affimed’s subsidiary AbCheck s.r.o.). Pre-clinical and clinical activities are conducted and coordinated from Mannheim (previously Heidelberg).

Revenue:	2023	2022	2021

Germany	5	152	742
USA	8,270	41,201	39,624
	8,275	41,353	40,366

Non-current assets as of December 31:	2023	2022	2021
Germany	12,969	3,435	4,896
Czech Republic	0	1,007	1,306
USA	0	0	12,539
	12,969	4,442	18,741

(iii)	Major Customers

In 2023 the revenue generated from the Roivant collaboration exceeded 10% of total revenue. In 2022 and 2021 revenue generated from the Genentech and Roivant collaborations each exceeded 10% of total revenue.

5.	Revenue

Performance obligations and revenue recognition policies

Revenue streams

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

Affimed N.V.

Notes to the consolidated financial statements

The Group’s contracts with the majority of our customers contain multiple performance obligations, typically including research programs, platform licenses or intellectual property licenses. Judgment is required in determining whether a good or service is considered a separate performance obligation. The total consideration is allocated to separate performance obligations based on relative stand-alone selling prices. Usually sales prices for research and development activities and licenses are not directly observable. Therefore, we use estimation techniques, such as an expected cost plus margin approach, to determine stand-alone selling prices for such services and licenses. Margins are estimated based on market trends within the pharmaceutical industry and internal project plans. For licenses of intangible assets where little or no incremental costs are incurred in providing such licenses, a residual approach is used.

The Group has entered into research service agreements, collaboration and license agreements with customers for which non-refundable upfront payments are received for research funding purposes, technology access fees and/or milestone payments. Generally, the Group has continuing performance obligations because the work performed by the Group either enhances a license that the customer already controls or because the work does not result in an asset with an alternative use for the Group due to contractual restrictions and therefore upfront payments are initially recognized as a contract liability, and the related revenues are subsequently recognized as the related performance obligation is fulfilled. In this context, the determination of the stage of completion requires judgement, in particular with respect to the anticipated total costs of research programs. Technology access fees are generally initially recognized as a contract liability and subsequently recognized over the expected term of the agreement on a straight-line basis.

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

Affimed N.V.

Notes to the consolidated financial statements

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

The Group recognized €0.6 million as revenue in 2023 (2022: €18.5 million, 2021: €21.6 million). As of the end of 2022, Affimed had completed work on and/or handed over all product candidates for further investigation by Genentech. The remaining revenue recognized relates to a platform license. As at December 31, 2023, the Group held contract liabilities of €1.1 million (December 31, 2022: €1.7 million, December 31, 2021: €20.2 million), which will be recognized as revenue in subsequent periods.

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

For the year ended December 31, 2023 the group has recognized €7.1 million (2022: €22.7 million, 2021: €17.7 million) as revenue. As of December 31, 2023, Affimed had completed all work on the product candidate and was finalising the refunding of remaining funds not utilised for the research plan of €1.4 million. As of December 31, 2023, the liability with regard to the refund is included under trade and other payables  (Contract liabilities as at December 31, 2022: €8.6 million, December 31, 2021: €31.3 million).

Research service agreements

The Group has entered into certain research service agreements (through its subsidiary AbCheck s.r.o. until December 28, 2023). These research service agreements provide for non-refundable upfront technology access research funding and milestone payments. The Group recognized revenue of €0.5 million, €0.2 million and €1.1 million during the years ended December 31, 2023, 2022 and 2021 respectively.

Affimed N.V.

Notes to the consolidated financial statements

Disaggregation of revenue

The following table reflects revenue from contracts with customers by major service line and timing of revenue recognition.

	2023	2022	2021
Major service lines:
Collaboration revenue	7,765	41,198	39,301
Service revenue	510	155	1,065
	8,275	41,353	40,366

Timing on revenue recognition:
Point in time	0	0	490
Over time	8,275	41,353	39,876
	8,275	41,353	40,366

Contract balances

The following table provides information about receivables and contract liabilities from contracts with customers.

	December 31, 2023	December 31, 2022
Receivables	0	0
Contract liabilities	1,083	10,331

An amount of €7,765 that was recognized in contract liabilities at the beginning of the period was recognized as revenue during the period ended December 31, 2023 (2022: €41,302; 2021: €39,512).

The remaining contract liability of €1.1 million is expected to be recognized as revenue with €0.6 million (2022: €9.2 million) over the next 12 months and €0.5 million thereafter (2022: €1.1 million).

6.Other income and expenses — net

Other income and expenses, net, mainly comprises foreign exchange losses of €942 in 2023 (2022: gains of €99, 2021: gain of €125); income from government grants for research and development projects of €220 in 2023, €563 in 2022, and €344 in 2021 and from research collaborations where costs are shared equally between both parties of €1,019 (2022: €898, 2021: €1,072).

Changes in the group composition

On December 28, 2023, the Group entered into an agreement regarding the sale of its wholly owned subsidiary AbCheck s.r.o. (“AbCheck sale agreement”) to Ampersand Biomedicines Inc (‘Ampersand’) for a gross purchase price of €5.8 million ($6.4 million), consisting of €4.9 million ($5.4 million) in cash to be paid in two tranches, and €0.9 million ($1.0 million) to be paid by delivery in a variable number of Ampersand shares subject to certain adjustments (€0.3 million) and a holdback. The sale became effective on December 28, 2023. As of December 28, 2023, an amount of €1.6 million ($1.8 million) of the purchase price, being the first cash tranche, had been received. The settlement of the balance of the purchase price is expected once Ampersand has completed a financing round but no later than December 31,2024. The transaction resulted in a gain of €4.3 million ($4.8 million), recognized as other income.

Affimed N.V.

Notes to the consolidated financial statements

The Group derecognized the following assets and liabilities of Abcheck s.r.o. in the consolidated financial statements as of December 28, 2023:

December 28, 2023
Leasehold improvements and equipment	616
Right-of-use assets	118
Inventories	65
Trade and other receivables	190
Cash and cash equivalents	642
Borrowings	(40)
Trade and other liabilities	(274)
Lease liabilities	(123)
Aggregated closing balance	1,194

The first tranche of the purchase price of €1.6 million ($1.8 million) was already received by the Group and is presented in the statements of cash flows less cash and cash equivalents of Abcheck s.r.o. as of December 28, 2023 of €642.

7.Research and development expenses

The following table shows the different types of expenses allocated to research and development costs for the years ended December 31:

	2023	2022	2021
Third-party services	64,640	61,943	54,810
Personnel expenses	24,485	29,023	20,532
Legal, consulting and patent expenses	1,357	1,177	1,301
Cost of materials	1,349	2,138	2,152
Amortization and depreciation	1,109	2,639	1,057
Other expenses	2,018	1,894	1,636
	94,958	98,814	81,488

Amortization and depreciation in 2022 included an impairment of €1.5 million in respect of a technology license (see Note 14).

8.General and administrative expenses

The following table shows the different types of expenses allocated to general and administrative costs for the years ended December 31:

	2023	2022	2021
Personnel expenses	13,055	15,249	10,713
Legal, consulting and audit expenses	5,382	8,299	8,134
Insurance expenses	2,800	3,493	2,613
Other expenses	3,438	5,034	2,758
	24,675	32,075	24,218

Affimed N.V.

Notes to the consolidated financial statements

9.Employee benefits

The following table shows the items of employee benefits for the years ended December 31:

	2023	2022	2021
Wages and salaries	21,972	23,370	17,882
Social security contributions	3,002	3,098	2,332
Termination benefits	2,134	0	0
	27,108	26,468	20,214

The employer’s contributions to pension insurance plans of €1,272 (2022: €1,322, 2021: €1,030) are classified as payments under a defined contribution plan and are recognized as an expense.

In April 2023, Affimed conducted a reorganization of its operations to focus on the Group’s three clinical stage development programs. As a result of the reorganization, the Group incurred one-time expenditure for termination payments, which were settled during 2023. Further, included in the termination benefits are payments due to Affimed’s former Chief Executive Officer in connection with his departure from the Company.

10.Finance income and costs

The following table shows the items of finance income and costs for the years ended December 31:

	2023	2022	2021
Interest Bootstrap Loan Agreement (see note 23)	(1,806)	(1,630)	(712)
Foreign exchange differences	488	3,386	7,636
Interest on Government treasury bonds	509	0	0
Other finance income/ costs - net	1,535	361	(415)
	726	2,117	6,509

11.Income taxes

The Group did not incur any material income tax in the periods presented. As of December 31, 2023, deferred tax assets from differences resulting from intangible assets (€0; 2022: €238), trade and other receivables (€317; 2022: €102), borrowings (€0; 2022: €26), lease liabilities (€2,147; 2022: €150), trade and other payables (€24; 2022: €31) and contract liabilities (€0; 2022: €0) have not been recognized as deferred tax assets as no sufficient future taxable profits or offsetting deferred tax liabilities are available. As of December 31, 2023 deferred tax liabilities from temporary differences result mainly from leasehold improvements and equipment and right-of-use assets (€2,398; 2022: €204), other assets (€83; 2022: €0), long-term financial assets (€266; 2022: €266), contract liabilities (€0; 2022: €291) and borrowings (€65; 2022: €86). Deferred tax liabilities are not recognized as there is an excess of deferred tax assets over deferred tax liabilities.

Affimed N.V.

Notes to the consolidated financial statements

A reconciliation between actual income taxes and the expected tax benefit from the loss before tax multiplied by the Group’s applicable tax rate is presented below for the years ended December 31:

	2023	2022	2021
Loss before tax	(105,935)	(86,002)	(57,521)
Income tax benefit at tax rate of 29.825%	31,595	25,650	17,156
Adjustments of deferred tax assets	(29,533)	(25,022)	(15,850)
Adjustments for local tax rates	0	23	(62)
Non-deductible expenses	(1,940)	(755)	(1,434)
Other	(125)	102	188
Income taxes	(3)	(2)	(2)

In Germany, Affimed has tax losses carried forward of €471.7 million (2022: €372.0 million) for corporate income tax purposes and of €470.6 million (2022: €371.0 million) for trade tax purposes that are available indefinitely for offsetting against future taxable profits of that entity. Restrictions on the utilization of tax losses in case of a change of control of ownership in Affimed were mitigated by the enactment of the Economic Growth Acceleration Act (Wachstumsbeschleunigungsgesetz 2009). According to the provisions of this act unused tax losses of a corporation as of the date of a qualified change in ownership are preserved to the extent they are compensated by an excess of the fair value of equity for tax purposes above its carrying amount of the Group. The maximum amount of tax losses at risk of being lost due to ownership changes is approximately €59 million. Deferred tax assets have not been recognized in respect of any losses carried forward as no sufficient taxable profits of Affimed are expected.

12.Loss per share

Loss per common share is calculated by dividing the loss for the period by the weighted average number of common shares outstanding during the period.

As of March 8, 2024, the Company effected a 1-for-10 reverse stock split of its outstanding common shares. According to IAS 33.64, the Group has adjusted the weighted average number of ordinary shares to reflect the effect of the reverse stock split on the loss per share (diluted/undiluted) retrospectively for the years 2023, 2022 and 2021.

The impact of the reverse stock split on the 2022 and 2021 loss per share compared to amounts reported previously is as follows:

	2022	2021
Weighted number of common shares outstanding, as previously stated	142,362,294	119,502,384
Loss per share, as previously stated	(0.60)	(0.48)
Weighted number of common shares outstanding, adjusted	14,236,229	11,950,238
Loss per share, adjusted	(6.04)	(4.81)

As of December 31, 2023, the Group has granted 2,475,013 options and warrants (adjusted for the reverse stock split) in connection with the share-based payment programs (see note 13) and the loan agreement, which could potentially have a dilutive effect, were excluded from the diluted weighted average number of ordinary shares calculation because their effect would have been anti-dilutive effect due to the net loss generated by the Group.

13.Share-based payments

In 2014, an equity-settled share-based payment program was established by Affimed N.V. (ESOP 2014). Under this program, the Company granted awards to certain members of the Management Board, certain members of the Company’s Supervisory Board, non-employee consultants and employees.

Affimed N.V.

Notes to the consolidated financial statements

The share and per share information presented in this note retroactively reflects the effects of the reverse stock split which was effective March 8, 2024 (see note 12).

Share-based payments with service conditions

The majority of the awards vest in installments over three years and can be exercised up to 10 years after the grant date. In 2023 and 2022, the Group granted 822,175 and 491,560 awards, respectively, to employees, members of the Management Board and members of the Supervisory Board. Fair value of these awards at grant date in 2023 amounts to €6.0 million ($6.4 million).

During 2023, 167,260 ESOP 2014 awards were cancelled or forfeited due to termination of employment or termination of consulting agreements with non-employees (2022: 27,743), and no options were exercised (2022: 4,344 options were exercised at a weighted average exercise price of $25.2).

As of December 31, 2023, 2,181,888 ESOP 2014 awards were outstanding (December 31, 2022: 1,526,973), 1,240,852 awards (December 31, 2022: 851,086) were vested. The options outstanding at December 31, 2023 had an exercise price in the range of $3.5 to $134.7 (2022: $13.0 to $134.7), a weighted average remaining contractual life of 7.3 years (2022: 7.4 years) and a weighted average exercise price of $35.7 (2022: $49.1). In 2023 and 2022, the Group estimated an annual forfeiture rate of approximately 4% for unvested options.

Share-based payments with market condition

During 2022, the Company issued 282,500 options with market-based performance conditions to members of the Management Board and employees. Each grant consists of three tranches, whereby one-third of the total grant will vest when the volume-weighted average share price over the preceding thirty trading days reaches $120, $150, and $180, respectively. Except with respect to a change of control, these options vested on the first anniversary of the grant date. As of December 31, 2023, 20,000 options were cancelled. Fair value of the awards at grant date in 2022 amounts to €2.9 million ($3.2 million) and the contractual lifetime of the options is two years. Any unvested awards on the date that is two years following the grant date will lapse.

Share-based payment expense

In 2023, an expense of €10,714 was recognized affecting research and development expenses (€6,014) and general and administrative expenses (€4,700). In 2022, an expense of €19,110 was recognized affecting research and development expenses (€10,351) and general and administrative expenses (€8,759). In 2021, an expense of €11,820 was recognized affecting research and development expenses (€5,892) and general and administrative expenses (€5,928).

Fair value measurement

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

Affimed N.V.

Notes to the consolidated financial statements

The significant inputs into the valuation model of share-based payment grants with service conditions are as follows (weighted average):

	2023	2022
Fair value at grant date	$7.8	$31.9
Share price at grant date	$10.4	$42.9
Exercise price	$10.4	$42.9
Expected volatility	90%	90%
Expected life	5.9	5.9
Expected dividends	0.0	0.0
Risk-free interest rate	3.95%	2.32%

The significant inputs into the valuation model of share-based payment grants with market conditions are as follows (weighted average):

2022
Fair value at grant date	$11.3
Share price at grant date	$45.8
Exercise price	$45.8
Expected volatility	70%
Expected life	2.00
Expected dividends	0.00
Risk-free interest rate	2.41%

Expected volatility is estimated based on the observed daily share price returns of Affimed measured over a historic period equal to the expected life of the awards.

The risk-free interest rates are based on the yield to maturity of U.S. Treasury strips (as best available indication for risk-free rates), for a term equal to the expected life, as measured as of the grant date.

Affimed N.V.

Notes to the consolidated financial statements

14.Intangible assets

	Licenses	Software	Total
Cost as of January 1, 2023	2,034	330	2,364
Additions	0	0	0
Cost as of December 31, 2023	2,034	330	2,364

Accumulated amortization/impairment as of January 1, 2023	2,033	273	2,306
Amortization charge for the year	0	33	33
Accumulated amortization/impairment as of December 31, 2023	2,033	306	2,339
Carrying value as of December 31, 2023	1	24	25

	Licenses	Software	Total
Cost as of January 1, 2022	2,034	293	2,327
Additions	0	37	37
Cost as of December 31, 2022	2,034	330	2,364

Accumulated amortization/impairment as of January 1, 2022	470	250	720
Amortization charge for the year	87	23	110
Impairment incurred during the year	1,476	0	1,476
Accumulated amortization/impairment as of December 31, 2022	2,033	273	2,306
Carrying value as of December 31, 2022	1	57	58

Impairment loss

In December 2020, Affimed entered into a patent and technology license agreement (the “MD Anderson License”) providing the Group with an exclusive development and commercialization license. The Group recognized the non-refundable license fee of $2 million (€1.6 million) as an intangible asset and was amortizing the acquisition cost, on a straight line basis, over an estimated useful life of 19 years. In 2022, however, Affimed decided that the further development of its ICE® molecules would utilize alternative technologies that would not require the MD Anderson License, as evidenced by Affimed’s agreement with Artiva Biotherapeutics Inc to develop AFM13 in combination with AB-101. Accordingly, Affimed determined that it was unlikely that the MD Anderson License would be used going forward, and therefore an impairment indicator was identified by management resulting in impairment of the remaining net book value of the license (€1.5 million) to nil.

15.Leasehold improvements and equipment

		Laboratory
	Leasehold	and office
Reconciliation of carrying amount	improvements	equipment	Total
Cost as of January 1, 2023	74	7,979	8,053
Additions	32	2,747	2,779
Disposals	(37)	(183)	(220)
Disposal of subsidiary	(17)	(2,608)	(2,625)
Cost as of December 31, 2023	52	7,935	7,987

Accumulated depreciation as of January 1, 2023	56	4,174	4,230
Depreciation charge for the year	2	997	999
Disposals	(20)	(118)	(138)
Disposal of subsidiary	(17)	(1,992)	(2,009)
Accumulated depreciation as of December 31, 2023	21	3,061	3,082
Carrying value as of December 31, 2023	31	4,874	4,905

Affimed N.V.

Notes to the consolidated financial statements

		Laboratory
	Leasehold	and office
Reconciliation of carrying amount	improvements	equipment	Total
Cost as of January 1, 2022	74	7,321	7,395
Additions	0	658	658
Cost as of December 31, 2022	74	7,979	8,053

Accumulated depreciation as of January 1, 2022	54	3,527	3,581
Depreciation charge for the year	2	647	649
Accumulated depreciation as of December 31, 2022	56	4,174	4,230
Carrying value as of December 31, 2022	18	3,805	3,823

16.Long-term financial assets

The Group holds preferred shares in Amphivena, which are currently recognized at their fair value of nil. The impairment of the asset was recognized in 2021 based on the decision made by the board of Amphivena to wind down the company. Based on current information, we continue to estimate that the fair value remains at nil (December 31, 2022: nil).

In June 2022, a strategic decision was taken to dispose of the Roivant investment. These shares were sold at a weighted average selling price of €4.54 ($4.59) resulting in gross proceeds of €6.3 million ($6.4 million). The cumulated loss on sale of these shares of €10.8 million, original acquisition price of shares having been €17.1 million, was reclassified within equity from the fair value reserve to the accumulated deficit in 2022.

17.Investments

As of December 31, 2023, the Group holds investments in German and US government bonds of €33.5 million. These bonds have generated interest income of €0.5 million recognized in finance income/cost net. These investments are considered short-term as they all mature within a period of six months.

18.Other financial assets

As of December 31, 2023 other financial assets include €0.9 million ($0.9 million) being the portion of the AbCheck sale transaction consideration which is to be settled in Ampersand shares, details as described in Note 6.

19.Cash and cash equivalents

	December 31,
	2023	2022
Bank balances	26,629	190,286
Call deposits	11,900	0
Cash and cash equivalents in the statement of cash flows	38,529	190,286

Call deposits all have original maturities of three months or less.

20.Trade and other receivables

The Group had no trade receivables as of December 31, 2023 and 2022.

Other receivables are all due within the short-term and mainly comprise value-added tax receivables of €871 (2022: €1,505) and the balance of the consideration of €3.1 million for the sale of AbCheck to Ampersand, refer Note 6.

Affimed N.V.

Notes to the consolidated financial statements

21.Other assets and prepaid expenses

Other assets and prepaid expenses as of December 31, 2023 of €5.5 million (2022: €2.5 million) are short-term in nature, do not bear interest and are not impaired. The other assets and prepaid expenses mainly comprise a prepayment of €3.4 million for services to be provided in respect of managing clinical trials and  €0.9 million as a start-up fee for services associated with a clinical trial. Other assets and prepaid expenses as of December 31, 2022 included €1.1 million for the reservation of manufacturing capacity and €0.5 million prepayment for assets secured for the Mannheim premises.

22.Issued capital and reserves

Issued capital

The share and per share information presented in this note retroactively reflects the effects of the reverse stock split effective March 8, 2024, which was approved by the Company’s shareholders at the Company’s Annual General Meeting of Shareholders on June 21, 2023 (see note 12).

As of December 31, 2023, the share capital of €1,500 (2022: €1,493) is composed of 14,998,804 (2022: 14,933,933) common shares with a par value of €0.10.

On April 18, 2022, the Company closed its public offering of 2,250,000 common shares, at the public offering price of $40.00 per share. The exercise of the underwriters’ option to purchase over-allotment shares brought the total number of common shares sold by Affimed to 2,587,500. The public offering generated net proceeds of €89.8 million ($97.0 million), after deducting €6.0 million ($6.5 million) in underwriting commissions and other offering expenses. The incremental transaction costs were deducted from equity; shown net of proceeds in the statement of changes in equity.

In November 2021, we entered into a new $100 million ATM program. As of December 31, 2021, 0.02 million common shares were sold, generating net proceeds of €1.6 million in the aggregate. In December 2023, an additional 0.06 million common shares were sold under the ATM program, generating net proceeds of €0.2 million in the aggregate.

As of December 31, 2023, authorized share capital of the Company amounts to €3,120 (2022: €3,120) and 31,195,000 (2022: 31,195,000) common shares, each with a nominal value of €0.10 per share.

Reserves

The capital reserve represents the funds raised from share transactions, net of associated costs.

The fair value reserve comprises the cumulative net change in the fair value of equity instruments designated at fair value through other comprehensive income.

Affimed N.V.

Notes to the consolidated financial statements

23.Borrowings

Bootstrap Europe

In January 2021, the Group entered into a loan agreement with Bootstrap Europe (formerly Silicon Valley Bank German Branch (“SVB”)) which provides Affimed with up to €25 million in term loans in three tranches: €10 million available at closing, an additional €7.5 million upon the achievement of certain conditions, including milestones related to Affimed’s pipeline and market capitalization, and a third tranche of €7.5 million upon the achievement of certain additional conditions related to Affimed’s pipeline and liquidity. The first tranche of €10 million was drawn in February 2021 and the second tranche of €7.5 million in December 2021. The third tranche of €7.5 million expired undrawn at the end of 2022. Pursuant to the terms of the agreement, the loan bears interest at the greater of the European Central Bank Base Rate and 0%, plus 5.5%. Affimed was entitled to make interest only payments through December 1, 2022. The loan will mature at the end of November 2025. As of December 31, 2023, the fair value of the liability did not differ significantly from its carrying amount (€12.2 million).

The loan is secured by a pledge of 100% of the Group’s ownership interest in Affimed GmbH, all intercompany claims owed to Affimed N.V. by its subsidiaries, and collateral agreements for all bank accounts, inventory, trade receivables and other receivables of Affimed N.V. and Affimed GmbH recognized in the consolidated financial statements with the following book values:

	Book value as of
	December 31, 2023
	Consolidated	thereof
	financial	assets
	statements	pledged
Intangible assets*	25	25
Leasehold improvements and equipment	4,905	4,905
Inventories	463	463
Trade and other receivables	5,327	5,327
Investments	33,518	33,518
Other financial assets	851	851
Cash and cash equivalents	38,529	38,278
Total	83,618	83,367

* Assignment is subject to the occurrence of a defined trigger event.

UniCredit Leasing CZ

In April 2019, the Group (through its subsidiary AbCheck s.r.o.) entered into a loan agreement with UniCredit Leasing CZ for €562. As of December 31, 2022 an amount of €136 was outstanding. In the course of the sale of AbCheck, the loan was derecognized as of December 28, 2023.

Affimed N.V.

Notes to the consolidated financial statements

Reconciliation to cash flows from financing

Movements of liabilities reconcile to cash flows arising from financing activities as follows:

	2023	2022
Balance as of January 1	17,617	17,640
Changes from financing cash flows
Repayment of borrowings	(5,929)	(580)
	11,688	17,060
Other Changes
Changes in capitalized borrowing costs, net	504	557
Disposal of subsidiary	(40)	0
Balance as of December 31	12,152	17,617

24.Trade and other payables

Trade and other payables comprise trade payables of €16,555 (2022: €16,731). Other payables mainly comprise payroll and employee related liabilities for withholding taxes and social security contributions of €2,307 (2022: €2,203) and payables due to employees for unused holidays and other accruals. Other payables are normally settled within 30 days.

25.Lease liabilities

Affimed presents right-of-use assets for offices, laboratories and vehicles leased in a separate line item from the line item “Leasehold improvements and equipment” that presents other assets of the same nature that Affimed owns. Affimed entered into a new lease agreement for office and laboratory premises for a period of 10 years. Occupancy took effect September 1, 2023, resulting in an addition to the right-of-use assets of €8.3 million, with a corresponding lease liability of €7.2 million, after upfront payments. The lease agreement provides for an option to cancel the lease after the first 5 years, as well as providing for an extension of five years after the first 10 years. The Company has not considered this early cancellation nor the extension option in quantifying the future lease payments as the exercise of either of these options is not considered to be reasonably certain at this stage.

For equipment leased with contract terms that are short term and/or leases of low-value items the Group has elected not to recognize right-of-use assets and lease liabilities for these leases.

The carrying amounts of right-of-use assets reconcile as follows:

	Carrying amount
	Buildings	Cars	Office equipment	Total
Balance as of January 1, 2023	546	12	3	561
Depreciation charge for the year	(705)	(9)	(3)	(717)
Additions to right-of-use assets	8,313	0	0	8,313
Disposal of subsidiary	(115)	(3)	0	(118)
Balance as of December 31, 2023	8,039	0	0	8,039

	Carrying amount
	Buildings	Cars	Office equipment	Total
Balance as of January 1, 2022	942	21	9	972
Depreciation charge for the year	(650)	(9)	(6)	(665)
Additions to right-of-use assets	254	0	0	254
Balance as of December 31, 2022	546	12	3	561

Affimed N.V.

Notes to the consolidated financial statements

Cash outflow related to leases are as follows:

	2023	2022
Repayment of lease liabilities	491	733
Interest on lease liabilities	87	31
Short-term lease payments	19	23
Cash outflow from leasing	597	787

Future contractually agreed undiscounted lease payments are as follows:

	2023	2022
Payments within one year	1,377	631
Payments between one and five years	6,828	180
Thereafter	4,490	0
	12,695	811

Movements of lease liabilities reconcile to cash flows arising from financing activities as follows:

	2023	2022
Balance as of January 1	572	1,051
Changes from financing cash flows
Repayment of lease liabilities	(491)	(733)
	(491)	(733)
Other Changes
New lease contracts	7,241	254
Disposal of subsidiary	(123)	0
	7,118	254
Balance as of December 31	7,199	572

26.Other commitments and contingencies

Contingencies

Affimed has entered into various license agreements that contingently trigger payments upon achievement of certain milestones and royalty payments upon commercialization of a product in the future.

According to the AbCheck sale agreement Affimed is entitled to potential future milestone payments achieved by AbCheck s.r.o.

Affimed N.V.

Notes to the consolidated financial statements

27.Related parties

Transactions with key management personnel

The compensation of managing directors comprised of the following:

	2023	2022	2021
Short-term employee benefits	3,256	3,662	3,633
Share-based payments	4,458	6,732	5,235
Termination benefits	1,034	0	0
	8,748	10,394	8,868

Remuneration of Affimed’s managing directors comprises fixed and variable components and share-based payment awards. In addition, the managing directors receive supplementary benefits such as fringe benefits and allowances. The termination benefits are payments due to Affimed’s former Chief Executive Officer in connection with his departure from the Company. The share-based payments also include additional expenses resulting from the accelerated vesting of stock options in connection with the departure of Affimed’s former Chief Executive Officer from the Company.

The supervisory board directors of Affimed N.V. received compensation for their services on the supervisory board of €482 (2022: €431; 2021: €392). In 2023, the Group recognized expenses for share-based payments for supervisory board members of €280 (2022: €1,370, 2021: €847).

The following table provides the total amounts of outstanding balances for supervisory board compensation and expense reimbursement related to managing directors:

	Outstanding balances
	December 31,	December 31,
	2023	2022
Adi Hoess	—	1
Wolfgang Fischer	—	2
Arndt Schottelius	—	3
Thomas Hecht	21	21
Mathieu Simon	8	10
Ulrich Grau	18	26
Bernhard Ehmer	15	17
Harry Welten	9	8
Annalisa Jenkins	11	11
Uta Kemmerich-Keil	16	18
Constanze Ulmer-Eilfort	16	—

28.Financial risk management

(i)	Financial risk management objectives and policies

The Group’s principal financial instruments comprise cash and cash equivalents, call deposits at commercial banks, Government treasury bonds and investor loans presented in borrowings. The main purpose of these financial instruments is to raise funds for the Group’s operations. The Group has various other financial assets and liabilities such as trade and other receivables and trade and other payables, which arise directly from its operations.

The Group may hold investments in financial assets from time to time which are obtained through collaboration agreements with external parties and do not relate to investing activities in order to generate financial income.

Affimed N.V.

Notes to the consolidated financial statements

The main risks arising from the Group’s financial instruments are credit risk, interest rate risk, liquidity risk and foreign currency risk. The measures taken by management to manage each of these risks are summarized below.

(ii)	Risk management framework

The Company’s board of directors has overall responsibility for the establishment and oversight of the Group’s risk management framework. The management board has established the risk management committee, which is responsible for developing and monitoring the Group’s risk management policies. The committee reports regularly to the management board on its activities.

(iii)	Credit risk

The Group’s financial assets comprise to a large extent cash and cash equivalents. In addition, financial assets include shares, government treasury bonds and trade and other receivables. The total carrying amount of shares (€ nil, 2022: €nil), government treasury bonds (€33.5, 2022:  € nil), cash and cash equivalents (€38.5 million, 2022: €190.3 million), other financial assets €0.9 million and trade and other receivables (€5.3 million, 2022: €2.7 million) represents the maximum credit exposure of €78.2 million (2022: €193.0 million).

The cash and cash equivalents are held with banks, which are for the majority of cash and cash equivalents rated A+ to AA2 based on Standard & Poor’s and Moody’s.

Government treasury bonds comprise bonds issued by the German government with Standards & Poors ratings of AAA and United States government bonds with Standards & Poors rating of AA+.

(iv)	Interest rate risk

The Group’s interest rate risk arises from cash accounts.

Market interest rates on cash and cash equivalents as well as on term deposits were low, and in some cases in the prior year negative, resulting in net interest income of €2,276 (2022: interest expense of €401). A shift in interest rates (increase or decrease) could potentially have a material impact on the loss of the Group.

(v)	Other price risks

The fair value of the shares in Amphivena depends on the estimated share price, however as the shares are currently reflected at nil, no material exposure exists.

The fair value of the government treasury bonds depends on their quoted share price, as at December 31, 2023 fair value amounts to €33.5 million. Due to the short maturities (not more than six months at the date of acquisition) of these bonds, the Group does not anticipate any significant price risk exposure.

(vi)	Foreign currency risk

Foreign exchange risk arises when future commercial transactions or recognized assets or liabilities are denominated in a currency that is not the entity’s functional currency.

The Group’s entities are mainly exposed to US Dollars (USD), British Pound (GBP) and Swiss Francs (CHF). The net exposure as of December 31, 2023 was €28,533 (2022: €28,694) and mainly relates to US Dollars. Previously, the Group was also exposed to Czech Koruna (CZK).

Affimed N.V.

Notes to the consolidated financial statements

In 2023, if the Euro had weakened/strengthened by 10% against the US dollar with all other variables held constant, the loss would have been €1,576 (2022: €3,270) higher/lower, mainly as a result of foreign exchange gains/losses on remeasurement of US dollar-denominated financial assets. The Group considers a shift in the exchange rates of 10% as a realistic scenario.

The following significant exchange rates have been applied during the year:

	2023	2022	2021
	CZK or USD	CZK or USD or	CZK or USD or
	or GBP/EUR	GBP/EUR	GBP/EUR
CZK - Average Rate	0.04166	0.04071	0.03900
CZK - Spot rate	0.04045	0.04147	0.04023

USD - Average Rate	0.92481	0.94967	0.84552
USD - Spot rate	0.90498	0.93756	0.88292

GBP - Average Rate	1.14970	1.17266	1.16333
GBP - Spot rate	1.15068	1.12748	1.19008

(vii)	Liquidity risk

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

The Group continually monitors its risk of a shortage of funds using short and mid-term liquidity planning. This takes account of the expected cash flows from all activities. Due to the inherent nature of the Group being a biopharmaceutical company, the operations of the business are cash intensive. The Group maintains detailed budgets to accurately predict the timing of cash flows, to ensure that sufficient funding can be made available or appropriate measures to minimize expenditures are implemented to avoid any anticipated cash shortfalls. To achieve this objective, the supervisory board undertakes regular reviews of these budgets, the Group pursues various alternatives, including entering into collaboration, seeking additional investors, obtaining further funding from existing investors through additional funding rounds and/or delaying, reducing the scope of, eliminating or divesting clinical programs and considering other cost reduction initiatives, such as reducing the amount of space being rented by the Group or sub-letting, postponing hiring new personnel and/or reducing the size of the current workforce.

In November 2021, the Company implemented a new ATM program providing for additional sales over time of up to $100 million of its common shares. In December 2023, the Company had issued approximately 0.06 million shares and generated approximately €0.2 million in net proceeds from this new ATM program.

On April 18, 2022, the Company closed its public offering of 2,250,000 common shares, at the public offering price of $40 per share. The exercise of the underwriters’ option to purchase over-allotment shares brought the total number of common shares sold by Affimed to 2,587,500. The public offering generated net proceeds of €89.8 million ($97.0 million), after deducting €6.0 million ($6.5 million) in underwriting commissions and other offering expenses.

The contractual maturities of Borrowings are as follows:

	2023	2022
Payments within one year	5,833	5,930
Payments between one and five years	6,878	12,752
	12,711	18,682

Affimed N.V.

Notes to the consolidated financial statements

(viii)	Capital management

The primary objective of the Group’s capital management is to ensure that it maintains its liquidity in order to finance its operating activities and meet its liabilities when due.

The Group manages its capital structure primarily through equity.

29.Subsequent events

In January 2024, Affimed initiated a strategic restructuring of its operations to focus on the Company’s three clinical stage development programs. As a result of the restructuring, the Group has initiated a reduction of its full-time equivalent headcount by approximately 50%. The Group has not yet completed the evaluation of the complete financial impact of the restructuring and the allocation of expenses to the remaining periods in 2024, but expects the one-time cash expenditure for termination payments (€1.6 million) to be offset by cost savings achieved from the restructuring due to reduced payroll, laboratory activities and related costs during 2024. The financial impact from the selling of lab devices is expected to be approximately €1.7 million (impairment loss). Financial impacts currently under review are aspects such as sub-letting certain rental space, selling/disposing of other laboratory equipment and the cancellation of vendor contracts.